Form 20-F
period 2007-12-31
Babcock & Brown Air LTD
filed 2008-03-31
CIK 1407298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-33701

BABCOCK & BROWN AIR LIMITED

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

West Pier
Dun Laoghaire
County Dublin, Ireland

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Common Shares, par value of $0.001 per share	New York Stock Exchange*
*	Not for trading, but only in connection with the registration of American Depositary Shares representing these shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

33,603,450 Common Shares, par value of $0.001 per share.
100 Manager Shares, par value of $0.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes           No

If this report is an annual or transition report, indicate by check mark, if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes           No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes           No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act.

Large accelerated filer                   Accelerated filer                   Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17           Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes           No

PRELIMINARY NOTE

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (‘‘U.S. GAAP’’) and are presented in U.S. dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Annual Report that are not historical facts, as well as statements identified by words such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘seeks,’’ ‘‘estimates,’’ or words of similar meaning. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to, those described under Item 3 ‘‘Risk Factors’’ and elsewhere in this Annual Report.

Unless the context requires otherwise, when used in this Annual Report, (1) the terms ‘‘B&B Air,’’ ‘‘Company,’’ ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer to Babcock & Brown Air Limited and its subsidiaries; (2) the term ‘‘B&B Air Funding’’ refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term ‘‘B&B Air Acquisition’’ refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares or ADSs; (5) the terms ‘‘Predecessor’’ and ‘‘JET-i’’ refer to JET-i Leasing LLC, the Predecessor company of B&B Air; (6) the terms ‘‘B&B’’ and ‘‘Babcock & Brown’’ refer to Babcock & Brown Limited, an Australian company, and its subsidiaries; (7) the terms ‘‘BBAM’’ and the ‘‘Servicer’’ refer to Babcock & Brown Aircraft Management LLC and Babcock & Brown Aircraft Management (Europe) Limited, collectively; and (8) the term ‘‘Manager’’ refers to Babcock & Brown Air Management Co. Limited, the Company’s manager.

All percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using appraised values as of December 31, 2007.

i

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

On October 2, 2007, we (i) completed our initial public offering (‘‘IPO’’) and issued 18,695,650 common shares in the form of ADSs at a public offering price of $23 per share; (ii) completed a private placement of 14,907,800 ADSs (‘‘Private Placement’’, and together with the IPO, ‘‘Offerings’’) and (iii) issued $853.0 million of aircraft lease-backed notes (the ‘‘Notes’’) at an offering price of 99.71282%, or $850.6 million, as part of a securitization transaction (the ‘‘Securitization’’) through B&B Air Funding. Using the net proceeds of the Offerings and the Notes, less expenses related to the IPO, the private placement and the Securitization, and the retention of a cash balance of $120.8 million for the acquisition of additional aircraft, we acquired our initial portfolio of 47 commercial jet aircraft (‘‘Initial Portfolio’’). In connection with the Securitization, B&B Air Funding also entered into a liquidity facility that provides B&B Air Funding and its subsidiaries of up to $60 million of revolving credit capacity (‘‘Liquidity Facility’’). On November 7, 2007, B&B Air Acquisition entered into a revolving credit facility (the ‘‘Aircraft Acquisition Facility’’) that provides for up to $1.2 billion of financing for additional aircraft.

Selected Financial Data.

The following selected financial data is derived from our and our Predecessor’s consolidated financial statements, prepared in conformity with U.S. GAAP and should be read in conjunction with Item 5 ‘‘Operating and Financial Review and Prospects’’ and our and our Predecessor’s audited consolidated financial statements and related notes thereto included at Item 18 ‘‘Financial Statements’’ in this Annual Report. The consolidated financial data presented below are our operating results for the period from May 3, 2007 (our incorporation date) to December 31, 2007 and our Predecessor’s operating results for the period from November 22, 2005 (commencement of operations) to December 31, 2005 and the years ended December 31, 2006 and December 31, 2007. We are a Bermuda exempted company incorporated on May 3, 2007 under the provisions of Section 14 of the Companies Act 1981 of Bermuda.

	(Dollars in thousands, except share data)
	Babcock & Brown Air Limited	JET-i Leasing LLC (Predecessor Company)
	For the period from May 3, 2007 (incorporation date) to December 31, 2007	For the years ended December 31,		For the period from November 22, 2005 (commencement of operations) to December 31, 2005
		2007	2006
Revenues
Operating lease revenue	$26,042	$107,620	$56,566	$550
Finance lease income	2,365	7,477	1,668	—
Interest income	4,927	5,190	3,115	65
Other revenues	—	750	—	—
Total revenues	33,334	121,037	61,349	615
Expenses
Depreciation	8,573	34,548	17,976	156
Interest expense	14,628	61,541	33,840	487
Interest expense – related party	—	11,585	6,390	288
Selling, general and administrative	4,866	4,588	3,321	331
Maintenance and other costs	165	2,415	1,379	145
Mark-to-market of non-hedge derivatives	—	(5,898)	5,898	—
Debt extinguishment costs	—	9,165	—	—
Hedging costs related to interest rate swap option	1,725	5,423	—	—
Swap breakage costs	—	12,500	—	—
Total expenses	29,957	135,867	68,804	1,407
Net income (loss) before provision for income taxes	3,377	(14,830)	(7,455)	(792)
Provision for income taxes	1,032	466	17	—
Net income (loss)	$2,345	$(15,296)	$(7,472)	$(792)
Earnings per share:
Basic and diluted	$0.19	—	—	—
Pro forma	$0.07	—	—	—

Basic and diluted earnings per share is calculated by dividing net income by the weighted average number of shares outstanding for the period from October 2, 2007 to December 31, 2007 over the period from May 3, 2007, the date the Company was incorporated, to December 31, 2007. The Company has presented pro forma earnings per share for the period ended December 31, 2007 as if its initial public offering had occurred on May 3, 2007 (incorporation date).

	(Dollars in thousands, except share)
	Babcock & Brown Air Limited	JET-i Leasing LLC (Predecessor Company)
	As of December 31, 2007	As of December 31,
		2007	2006	2005
Balance sheet data:
Total assets	$1,589,226	$5,249	$1,010,875	$83,496
Total liabilities	1,098,724	2,766	983,175	57,615
Capital stock	504,546	—	—	—
Total shareholders’ equity/ member’s capital	490,502	2,483	27,700	25,881
Number of shares	33,603,450	—	—	—

Risk Factors

The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends and cause the trading price of our shares to decline. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends.

Risk Related to Our Financial Information

We have limited independent operating history upon which to assess our prospects or ability to pay dividends to our shareholders.

On October 2, 2007, we completed our IPO, our Private Placement, the Securitization, entered into a purchase agreement for the acquisition of our Initial Portfolio, and we commenced independent operations. As a result, we are a recently organized company with limited independent operating history, and our prospects and ability to pay dividends must be considered in light of the risks, expenses and difficulties frequently encountered when any new business is formed. Our limited independent operating history will make it difficult for shareholders to assess the quality of our management and our ability to operate profitably and pay dividends to our shareholders. The historical financial information included in this report reflects our financial condition, results of operations and cash flows from the date we were incorporated, May 3, 2007 up to December 31, 2007, and therefore may not be a reliable indicator of our future financial performance or ability to pay dividends. We cannot assure you that we will be able to implement our business strategies, that any of our strategies will be achieved or that we will be able to operate profitably and pay regular dividends to our shareholders.

Risks Related to Our Dividend Policy

We may not be able to pay or maintain dividends on our shares. The failure to do so would adversely affect the trading price of our shares.

There are a number of factors that could affect our ability to pay dividends including, but not limited to, the following:

•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	our inability to make acquisitions of additional aircraft that are accretive to cash flow;

•	application of funds to make and finance acquisitions of aircraft and other aviation assets;

•	reduced levels of demand for, or value of, our aircraft;

•	increased supply of aircraft;

•	obsolescence of aircraft;

•	lower lease rates on new aircraft and re-leased aircraft;

•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;

•	impaired financial condition and liquidity of our lessees;

•	deterioration of economic conditions in the commercial aviation industry generally;

•	poor performance by our Manager, BBAM and their affiliates and other service providers and our limited rights to terminate them;

•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;

•	a decision by our board of directors to modify or revoke its policy to distribute a portion of our cash flow available for distribution;

•	restrictions imposed by our financing arrangements, including under the Notes, our Aircraft Acquisition Facility and any indebtedness incurred in the future to refinance our existing debt or to expand our aircraft portfolio;

•	changes in Irish tax law, the tax treaty between the United States and Ireland (the ‘‘Irish Treaty’’) or our ability to claim the benefits of such treaty;

•	cash reserves established by our board of directors; and

•	restrictions under Bermuda law on the amount of dividends that we may pay.

We are a holding company and currently rely on our subsidiaries, B&B Air Funding and B&B Air Acquisition, and their subsidiaries, the owners of the aircraft in our portfolio, to provide us with funds necessary to meet our financial obligations and pay dividends, and our subsidiaries are significantly restricted from making funds available to us.

We are a holding company and our principal asset is the equity interest we hold in our subsidiaries, which own, through their subsidiaries, the aircraft in our portfolio. As a result, we depend on dividends and other payments from B&B Air Funding, B&B Air Acquisition and from any other subsidiaries through which we may conduct operations in the future, to generate the funds necessary to meet our financial obligations and to pay dividends on our shares. B&B Air Funding and B&B Air Acquisition are legally distinct from us and are significantly restricted from paying dividends or otherwise making funds available to us pursuant to the agreements governing their financing arrangements. Any other subsidiaries through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted from paying dividends or otherwise making funds available to us under certain conditions. Our subsidiaries will generally be required to service their debt obligations before making distributions to us, thereby reducing the amount of our cash flow available to pay dividends, fund working capital, make capital expenditures and satisfy other needs.

We own aircraft through subsidiaries, and our rights to our aircraft are structurally subordinated to the rights of the creditors of those subsidiaries.

Our rights to the aircraft beneficially owned by B&B Air Funding, B&B Air Acquisition and by our other affiliates and subsidiaries are structurally subordinated to the rights of the creditors of B&B Air Funding and B&B Air Acquisition. This means that the creditors of B&B Air Funding and B&B Air Acquisition and of our other affiliates and subsidiaries will be paid from their assets before we would have any claims to those assets.

Other Risks Related to Our Business

We will need additional capital to finance our growth, and we may not be able to obtain it on acceptable terms, or at all, which may limit our ability to grow and compete in the aviation market.

We will require additional financing to expand our business through the acquisition of additional aircraft and other aviation assets. Financing may not be available to us or may be available to us only on terms that are not favorable. Turmoil in US financial markets initiated during mid-2007 by losses related to sub-prime lending and gradually spreading to global financing markets and impacting most classes of lending has caused banks and financial institutions to decrease the amount of capital available for lending and has significantly increased the risk premium of such borrowings. The terms of our Aircraft Acquisition Facility and the Securitization restrict our ability to incur additional debt. In addition, the terms of any other future indebtedness may restrict our ability to incur additional debt. The agent for our Aircraft Acquisition Facility has the right to make funding decisions in its sole discretion. If they refuse to provide financing for an acquisition, we may be unable to secure alternative financing for the proposed acquisition. If we are unable to raise additional funds or obtain capital on acceptable terms, we may have to delay, modify or abandon some or all of our growth strategies.

Unforeseen difficulties and costs associated with the acquisition of our aircraft portfolio and other aviation assets could reduce or prevent our future growth and profitability.

Our growth strategy contemplates future acquisitions and leasing of additional commercial aircraft and other aviation assets. There is currently high market demand for certain aircraft, and we may encounter difficulties in acquiring aircraft on favorable terms or at all which could reduce our acquisition opportunities or cause us to pay higher prices. A significant increase in market interest rates would make it more difficult for us to make accretive acquisitions that would increase our distributable cash flows. Any acquisition of aircraft or other aviation assets may not be profitable to us after the acquisition of such asset and may not generate sufficient cash flow to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, results of operations and cash flows, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships or cash flow enhancements;

•	impair our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense and financial leverage to the extent we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the aircraft or other aviation assets that we acquire;

•	incur other significant charges, including asset impairment or restructuring charges; or

•	be unable to maintain our ability to pay regular dividends to our shareholders.

Unlike new aircraft, existing aircraft typically do not carry warranties as to their condition (although certain manufacturer warranties may still be effective and assignable when the aircraft is purchased). Although we may inspect an existing aircraft and its documented maintenance, usage, lease and other records prior to acquisition, such an inspection normally would not provide us with as much knowledge of an aircraft’s condition as we would have if it had been built for us. Repairs and maintenance costs for existing aircraft are difficult to predict and generally increase as aircraft age and may have been adversely affected by prior use. These costs could decrease our cash flow and reduce our liquidity and our ability to pay regular dividends to our shareholders.

Risks Related to Our Indebtedness

We may not be able to refinance the Notes or the Aircraft Acquisition Facility on favorable terms or at all, which may require us to seek more costly or dilutive financing for our investments or to liquidate assets.

We currently intend to refinance the Notes and the Aircraft Acquisition Facility prior to the dates on which we are required to apply all of the available cash flow from our aircraft portfolio to repay the principal thereon. This date is August 2012, for the Notes and the earlier of the date six months after 90% of the total amount of the facility (including the $96.0 million of equity tranche from us) under the Aircraft Acquisition Facility (the ‘‘Facility Amount’’) is utilized and November 6, 2009. We bear the risk that we will not be able to refinance our existing indebtedness on favorable terms or at all. The inability to refinance our indebtedness may require us to seek more costly or dilutive financing for our aircraft or to liquidate assets. If we are not able to refinance our indebtedness before being required to apply all of the available cash flow from our portfolio to repay the principal thereon and, as a result, excess cash available for dividends from our subsidiaries is eliminated, then our ability to continue paying dividends to our shareholders will be adversely affected if we have not developed sufficient additional sources of cash flow to replace the cash flows that will be applied to such principal amortization.

We are subject to risks related to our indebtedness that may limit our operational flexibility and our ability to pay dividends on our shares.

The terms of the Notes and the terms of the Aircraft Acquisition Facility subject us to certain risks and operational restrictions, including:

•	all the aircraft and related leases in our portfolio secure debt obligations, the terms of which restrict our ability to sell aircraft and require us to use proceeds from sales of aircraft, in part, to repay amounts outstanding under those notes;

•	we are required to dedicate a significant portion of our cash flow from operations to debt service payments, thereby reducing the amount of our cash flow available to pay dividends, fund working capital, make capital expenditures and satisfy other needs;

•	restrictions on our subsidiaries’ ability to distribute excess cash flow to us under certain circumstances;

•	lessee, geographical and other concentration requirements limit our flexibility in leasing our aircraft;

•	requirements to obtain the consent of third parties including lenders, the financial guaranty policy provider for the Securitization, whom we refer to as the policy provider, and rating agency confirmations for certain actions; and

•	restrictions on our subsidiaries’ ability to incur additional debt, create liens on assets, sell assets, make freighter conversions and make certain investments or capital expenditures.

The restrictions described above may impair our ability to operate and to compete effectively with our competitors. Similar restrictions may be contained in the terms of future financings that we may enter into to finance our growth.

Our subsidiaries may be required in certain circumstances to apply funds to the repayment of their indebtedness.

Commencing August 2012, B&B Air Funding will be required to apply all of its available cash flow to repay the principal of the Notes. If B&B Air Funding’s debt service coverage ratio (as defined in the indenture for the Securitization) is less than 1.80 to 1.00 on any two consecutive monthly payment dates occurring between July 2010 and July 2012, B&B Air Funding will be required to apply all of its available cash flow to repay the principal of the Notes. B&B Air Acquisition will be required to apply all of its available cash flow to repay the principal under its Aircraft Acquisition Facility commencing on the earlier of the date six months after 90% of the Facility Amount is utilized or November 6, 2009. Failure to maintain a monthly interest coverage ratio of at least 1.1 to 1 and a rolling three month interest coverage ratio of at least 1.25 to 1 would be an event of default under the Aircraft Acquisition Facility and would result in termination of the availability period and all outstanding principal amounts would become due immediately. If our subsidiaries have not refinanced their indebtedness prior to being required to apply all available cash flow to repay the principal amount of the debt, then the cash flow from the aircraft in our portfolio will not be available to us to pay dividends or to finance acquisitions of additional aircraft.

Our subsidiaries are subject to interest rate risk, which could impair their ability to make distributions to us and our ability to pay dividends to you.

The Notes and the Aircraft Acquisition Facility have floating interest rates, creating the risk of an increase in interest rates and the risk that cash flow may be insufficient to make scheduled interest payments if interest rates were to increase. To limit this risk, our subsidiaries have entered into interest rate swaps or other interest rate hedging arrangements with one or more counterparties. Although the initial counterparties to such hedging arrangements have credit ratings of A1/A+ and AA1/AA, respectively, we may not continue to be able to enter into hedging arrangements with counterparties with similar credit ratings. If any counterparty were to default on its obligations, then a mismatch in the floating rate interest obligations and fixed rate lease payments may arise, which could impair our subsidiaries’ ability to make distributions to us, which would, in turn, adversely affect our ability to meet our financial obligations and pay dividends to our shareholders.

Risks Related to Our Relationship with Babcock & Brown

We are wholly dependent on B&B to manage our business and to service our aircraft portfolio.

B&B manages our business and all of our affairs. Therefore, our success or failure wholly depends on the skill and care with which B&B performs its services under our management and servicing agreements. We depend on the diligence, skill and network of business contacts of our Manager and our Servicer. Our Manager manages our company and is responsible for our day-to-day operations. Our Servicer is responsible for arranging the leasing of our fleet, acquiring and disposing our aircraft, marketing our aircraft for lease and re-lease, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees. Our continued success depends on the continued service of key employees of our Manager and our Servicer. The departure of any key employee of our Manager or our Servicer, or of a significant number of professionals of our Manager or our Servicer, could have a material adverse effect on our performance. As described in the risk factors below, if our board of directors is not satisfied with the performance of B&B under these agreements, we may not be able to terminate B&B and would have to continue to rely on B&B notwithstanding our board’s dissatisfaction with the management and aircraft lease services being provided to us.

B&B has conflicts of interest with us and their limited contractual or other duties will not restrict them from favoring their own business interests to our detriment.

Conflicts of interest will arise between us and B&B, as the manager of our business and the Servicer for our aircraft, with respect to our operations and business opportunities. These conflicts will arise because BBAM acquires, manages and remarkets for lease or sale aircraft for us and for other entities, including entities in which B&B has an economic interest. We may compete directly with such other managed entities for investment opportunities. For example, BBAM performs aircraft acquisition, disposal and management services pursuant to a joint marketing agreement between B&B and Nomura Babcock & Brown Co., Ltd, which we refer to as NBB. BBAM has arranged a significant number of aircraft acquisitions and dispositions pursuant to the NBB arrangement. We expect that BBAM will continue to arrange acquisition and disposition opportunities with NBB and that we may compete with NBB for such opportunities. A conflict of interest will arise if B&B identifies an aircraft acquisition opportunity that would meet our investment objectives as well as those of NBB or any other entity managed by B&B. We do not have any exclusive right to participate in aircraft acquisition opportunities originated or identified by B&B. Under our agreements with B&B, our Manager has agreed to act in the best interests of our shareholders. However, neither BBAM nor any other B&B affiliate will be restricted from pursuing, or offering to a third party, including NBB or any other party managed by, or otherwise affiliated or associated with, B&B, any investment or disposal opportunity or will be required to establish any investment protocol in relation to prioritization of any investment or disposal opportunity. In addition, we have purchased and are likely to purchase in the future additional aircraft beyond the Initial Portfolio from entities in which B&B has an ownership interest. Although such purchases have been and will continue to be required to be approved by our independent directors, the pricing and other terms of these transactions may be less advantageous to us than if they had been the result of transactions among unaffiliated third parties.

Under our servicing agreements with BBAM, if a conflict of interest arises as to our aircraft and other aircraft managed by BBAM, BBAM must perform the services in good faith, and, to the extent that our aircraft or other aircraft managed by BBAM have substantially similar objectively identifiable characteristics that are relevant for purposes of the particular services to be performed, BBAM has agreed not to discriminate among our aircraft or between any of our aircraft and any other managed aircraft on an unreasonable basis. Nevertheless, despite these contractual undertakings, BBAM as Servicer may favor its own interests and the interests of other managed entities over our interests. Conflicts may arise when our aircraft are leased to entities that also lease other aircraft managed by BBAM and decisions affecting some aircraft may have an adverse impact on others. For example, when a lessee in financial distress seeks to return some of its aircraft, BBAM may be required to decide which aircraft to accept for return and may favor its or another managed entity’s interest over ours. Conflicts also may arise, for example, when our aircraft are being marketed for re-lease or sale at a time when other aircraft managed by BBAM are being similarly marketed.

Under the terms of our servicing agreements, we are not entitled to be informed of all conflicts of interest involving BBAM and are limited in our right to replace BBAM because of conflicts of interest. Any replacement Servicer may not provide the same quality of service or may not afford us terms as favorable as the terms currently offered by BBAM. If BBAM, as the Servicer, makes a decision that is adverse to our interests, our business, financial condition, results of operations and cash flows could suffer. See ‘‘Even if we are dissatisfied with B&B’s performance, there are only limited circumstances under which we will be able to terminate the servicing agreements and we may not terminate the servicing agreement for our Initial Portfolio without the prior written consent of the policy provider.’’

Even if we are dissatisfied with B&B’s performance, there are only limited circumstances under which we are able to terminate our management and servicing agreements and we may not terminate the servicing agreement for our Initial Portfolio without the prior written consent of the policy provider.

The management agreement provides for a 25-year term and is subject to termination only under the following limited circumstances:

•	at least 75% of our independent directors and holders of 75% or more of all of our outstanding common shares (measured by vote) determine by resolution that there has been unsatisfactory performance by our Manager that is materially detrimental to us;

•	our Manager materially breaches the management agreement and fails to remedy such breach within 90 days of receiving written notice from us requiring it to do so, or such breach results in liability to us and is attributable to our Manager’s gross negligence, fraud or dishonesty, or willful misconduct in respect of the obligation to apply the standard of care;

•	any license, permit or authorization held by the Manager which is necessary for it to perform the services and duties under the management agreement is materially breached, suspended or revoked, or otherwise made subject to conditions which, in the reasonable opinion of our board of directors, would prevent the Manager from performing the services and the situation is not remedied within 90 days;

•	our Manager becomes subject to bankruptcy or insolvency proceedings that are not discharged within 75 days, unless our Manager is withdrawn and replaced within 90 days of the initiation of such bankruptcy or insolvency proceedings with an affiliate or associate of B&B that is able to make correctly the representations and warranties set out in the management agreement;

•	B&B in aggregate ceases to hold (directly or indirectly) more than 50% of the issued share capital of our Manager; or

•	an order is made for the winding up of our Manager, unless our Manager is withdrawn and replaced within 15 days with an affiliate or associate of B&B that is able to make correctly the representations and warranties set out in the management agreement.

Even though our shareholders (with the concurrence of 75% of our independent directors) have the right under the management agreement to terminate our Manager, it may not be possible for them to exercise this right in view of the number of common shares expected to be held by B&B, its affiliates and funds managed by its affiliates. B&B, its affiliates and such funds own approximately 30% of our outstanding common shares, and termination of our management agreement requires the vote of holders of 75% of our outstanding common shares.

We have the right to terminate the servicing agreement for our Initial Portfolio (with the prior written consent of the policy provider) and the policy provider has the independent right to terminate the agreement (without our consent) in the following limited circumstances:

•	BBAM ceases to be at least majority-owned directly or indirectly by B&B;

•	BBAM fails in any material respect to perform any material services under the servicing agreements in accordance with the standard of care or the conflicts standard in a manner that is materially adverse to us and our applicable subsidiaries taken as a whole;

•	specified B&B entities (including BBAM) become subject to bankruptcy or insolvency proceedings;

•	with respect to the servicing agreement for our Initial Portfolio, we have insufficient funds for the payment of interest on the notes for a period of at least 60 days;

•	at least 15% of the number of aircraft assets remain off-lease but reasonably available for re-lease for a period of at least three months following specified events set forth in the trust indenture;

•	without limiting BBAM’s rights under the security trust agreement, BBAM takes any steps for the purpose of processing the appointment of an administrative receiver or the making of any administrative order or for instituting a bankruptcy, reorganization, arrangement, insolvency, winding up, liquidation, composition or any similar proceeding under the laws of any jurisdiction with respect to any jurisdiction with respect to B&B Air Funding, and any of its subsidiaries, or any of the aircraft assets;

•	we cease to own all of the aircraft in our Initial Portfolio;

•	BBAM withdraws from servicing a specified number of our aircraft for specified periods of time due to conflicts of interest; or

•	BBAM ceases to be actively involved in the aircraft leasing business.

If the servicing agreement for our Initial Portfolio is terminated by us or the policy provider and another servicer is engaged to service our Initial Portfolio, we will no longer be entitled to a credit against fees due under the management agreement for servicing fees paid with respect to our Initial Portfolio and our expenses would increase substantially. Although this will be a disincentive for us to terminate the servicing agreement for our Initial Portfolio, it is not likely to be a factor in a decision by the policy provider to exercise its independent ability to terminate the agreement.

Our management and servicing agreements limit our remedies against BBAM for unsatisfactory performance and provide certain termination rights to the policy provider.

Under our management and servicing agreements with B&B, in many cases we may not have the right to recover damages from BBAM for unsatisfactory performance. Moreover, we have agreed to indemnify our Manager, BBAM and their affiliates for broad categories of losses arising out of the performance of services, unless they are finally adjudicated to have been caused directly by our Manager’s or BBAM’s gross negligence, fraud, deceit or willful misconduct in respect of its obligation to apply its standard of care or, in the case of the servicing agreement for our Initial Portfolio, conflicts of interest standard in the performance of its services. In addition, because of our substantial dependence on B&B, our board of directors may be reluctant to initiate litigation against B&B to enforce contractual rights under our management and servicing agreements.

Under certain circumstances the provider of the financial guaranty insurance policy with respect to the Notes has the right to terminate BBAM as the Servicer for our Initial Portfolio without our consent and may terminate BBAM at a time which may be disadvantageous to us.

Our Manager may terminate the management agreement if we breach the management agreement and that breach is not remedied within 90 days of notice.

Our Manager may terminate the management agreement if we fail to make any payment due under the management agreement to our Manager within 15 days after the same becomes due or we materially breach the agreement and that breach is not remedied within 90 days of notice from our Manager, whether or not we have found a replacement manager. If our Manager terminates the management agreement, we may not be able to find a new manager or hire internal management with similar expertise to provide the same or equivalent services on acceptable terms, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial results could be adversely affected, and the market price of our shares may decline. Further, if the management agreement is terminated, we and, where applicable, our subsidiaries will be required to promptly change our names to remove any references to ‘‘Babcock & Brown.’’

BBAM may resign as Servicer under our servicing agreements under certain circumstances, which would significantly impair our ability to re-lease or sell aircraft and service our leases.

BBAM may resign under one or more of our servicing agreements under certain circumstances if it reasonably determines that directions given, or services required, would, if carried out, be unlawful under applicable law, be likely to lead to an investigation by any governmental authority of BBAM or its affiliates, expose BBAM to liabilities for which, in BBAM’s good faith opinion, adequate bond or indemnity has not been provided or place BBAM in a conflict of interest with respect to which, in BBAM’s good faith opinion, BBAM could not continue to perform its obligations under the servicing agreement with respect to all serviced aircraft or any affected aircraft, as the case may be (but with respect to the foregoing circumstance, BBAM may resign only with respect to the affected aircraft). Whether or not it resigns, BBAM is not required to take any action of the foregoing kind. BBAM may also resign if it becomes subject to taxes for which we do not indemnify it. BBAM’s decision to resign would significantly impair our ability to re-lease or sell aircraft and service our leases.

The terms of our agreements with B&B were negotiated without independent assessment on our behalf, and these terms may be less advantageous to us than if they had been the result of transactions among unaffiliated third parties.

We have entered into various agreements with B&B that effect the transactions relating to our formation, our IPO, the Securitization and the application of the proceeds from our IPO and the Securitization to acquire our Initial Portfolio, and our ongoing operations and business. Although the pricing and other terms of these agreements were reviewed by our directors, they were determined by B&B in the overall context of our IPO and the related transactions. As a result, provisions of these agreements may be less favorable to us than they might have been had they been the result of arm’s-length transactions among unaffiliated third parties.

Risks Relating to Our Aircraft Portfolio

The variability of supply and demand for aircraft and other aviation assets could depress lease rates and the value of our leased assets, which would have an adverse effect on our financial results and growth prospects and on our ability to meet our debt obligations and pay dividends.

The aviation leasing and sales industry has experienced periods of aircraft oversupply and undersupply. The oversupply of a specific type of aircraft or other aviation asset in the market is likely to depress lease rates for, and the value of, that type of asset. The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are not under our control, including:

•	passenger air travel and air cargo demand;

•	geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

•	operating costs, availability of jet fuel and general economic conditions affecting our lessees’ operations;

•	governmental regulation, including new airworthiness directives;

•	interest rates;

•	airline restructurings and bankruptcies;

•	cancellations of orders for aircraft;

•	delays in delivery by manufacturers;

•	availability and cost of credit;

•	manufacturer production levels and technological innovation;

•	retirement and obsolescence of aircraft models;

•	manufacturers merging or exiting the industry or ceasing to produce aircraft or engine types;

•	accuracy of estimates relating to future supply and demand made by manufacturers and lessees;

•	reintroduction into service of aircraft or engines previously in storage; and

•	airport and air traffic control infrastructure constraints.

These factors may produce sharp decreases in asset values and achievable lease rates, which would have an impact on our cost of acquiring aircraft or other aviation assets, may result in lease defaults and could delay or prevent the aircraft or other aviation assets from being re-leased or re-leased on favorable terms, or, if desired, sold on favorable terms.

Factors that increase the risk of decline in aircraft value and achievable lease rates could have an adverse affect on our financial results and growth prospects and on our ability to meet our debt obligations and to pay dividends.

In addition to factors linked to the aviation industry generally, other factors that may affect the value and achievable lease rates of our aircraft and other aviation assets include:

•	the particular maintenance and operating history of the airframes and engines;

•	the number of operators using that type of aircraft or engine;

•	whether an aircraft or other aviation asset is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

•	the age of our aircraft and other aviation assets;

•	airworthiness directives and service bulletins;

•	aircraft noise and emission standards;

•	any tax, customs, regulatory and other legal requirements that must be satisfied when an aircraft is purchased, sold or re-leased;

•	compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type; and

•	decreases in the creditworthiness of our lessees.

Any decrease in the values of and achievable lease rates for commercial aircraft or other aviation assets that may result from the above factors or other unanticipated factors may have a material adverse effect on our financial results and growth prospects and our ability to meet our debt obligations and to pay dividends.

Some of the aircraft in our portfolio have been damaged and subsequently repaired.

As of December 31, 2007, at least one of the aircraft in our portfolio has been damaged. Even though this aircraft has been repaired, we may not be able to resell or re-lease such aircraft on terms as favorable as those for an aircraft that has not been damaged.

The advent of superior aircraft technology could cause our existing aircraft portfolio to become outdated and therefore less desirable, which could adversely affect our financial results and growth prospects and our ability to compete in the marketplace.

As manufacturers introduce technological innovations and new types of aircraft, including the Boeing 787 and the Airbus A350 and potential replacement types for the Boeing 737 and Airbus A320 families of aircraft, certain aircraft in our existing aircraft portfolio may become less desirable to potential lessees. In addition, although all of the aircraft in our portfolio are Stage 3 noise-compliant, the imposition of more stringent noise or emissions standards may make certain of our aircraft less desirable in the marketplace. Any of these risks could adversely affect our ability to lease or sell our aircraft on favorable terms or at all or our ability to charge rental amounts that we would otherwise seek to charge.

Our operational costs will increase as our aircraft age, which will adversely affect the amounts available to pay dividends.

As of December 31, 2007, the weighted average age of the aircraft in our portfolio was 5.8 years. In general, the cost of delivering an aircraft under a re-lease, including maintenance and modification expenditures, increases with the age of the aircraft. The costs of converting an aging passenger aircraft to a cargo aircraft are also substantial. The incurrence of these greater expenses as our fleet ages could adversely affect our ability to pay dividends.

The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these particular types of aircraft occur.

As of December 31, 2007, our portfolio contains a mix of aircraft types including Airbus A319 aircraft, A320 aircraft, Boeing 737 aircraft, Boeing 757 aircraft and Boeing 767 aircraft. If any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may reduce our revenues and net income to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio. In addition, the abandonment or rejection of the lease of any of the types listed above of aircraft by one or more carriers in reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code or comparable statutes in non-U.S. jurisdictions may diminish the value of such aircraft and will subject us to re-leasing risks.

We operate in a highly competitive market for investment opportunities in aircraft and other aviation assets.

The leasing and remarketing of commercial jet aircraft is highly competitive. As the exclusive Servicer of our aircraft, BBAM competes in leasing, re-leasing and selling our aircraft with other aircraft leasing companies, including GE Commercial Aviation Services (GECAS), International Lease Finance Corporation (ILFC), AerCap, Aircastle, Aviation Capital Group, AWAS, Boeing Capital, CIT Aerospace, Genesis Lease Limited, Macquarie Aircraft Leasing, RBS Aviation Capital and BOC Aviation (formerly Singapore Aircraft Leasing Enterprise). We also may encounter competition from other entities that selectively compete with us, including:

•	airlines;

•	aircraft manufacturers;

•	financial institutions (including those seeking to dispose of repossessed aircraft at distressed prices);

•	aircraft brokers;

•	special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft; and

•	public and private partnerships, investors and funds, including private equity and hedge funds.

Competition for a leasing transaction is based principally upon lease rates, delivery dates, lease terms, reputation, management expertise, aircraft condition, specifications and configuration and the availability of the types of aircraft necessary to meet the needs of the customer. Some of our competitors have significantly greater resources than we have. In addition, some competing aircraft lessors have a lower overall cost of capital and may provide financial services, maintenance services or other inducements to potential lessees that we cannot provide. Given the financial condition of the airline industry, many airlines have reduced their capacity by eliminating select types of aircraft from their fleets. This has resulted in an increase in available aircraft of these types, a decrease in rental rates for these aircraft and a decrease in market values of these aircraft.

Competition in the purchase and sale of used aircraft is based principally on the availability of used aircraft, price, the terms of the lease to which an aircraft is subject and the creditworthiness of the lessee. When we decide to dispose of an aircraft, BBAM, as our Servicer, will arrange the disposition pursuant to the terms of the servicing agreement for that aircraft. In doing so, BBAM will compete with the aircraft leasing companies listed above, as well as with the other types of entities described above and other investors.

If demand for leased aircraft does not increase, we may not be able to expand our business.

Over the past 20 years, the world’s airlines have leased a growing proportion of their aircraft. According to data from Ascend, the proportion of the global fleet under operating lease has increased from 17% in 1990 to 30% in 2006. Our growth strategy contemplates future acquisitions and leasing of additional commercial aircraft and other aviation assets. If, however, the aggregate demand for leased aircraft does not expand, then we may be unable to implement our growth strategy through aircraft acquisitions. Failure to expand our aircraft portfolio would impair our ability to sustain our revenues or support our expected dividend payments.

Depreciation expenses and impairment charges could have a material adverse effect on our financial condition and results of operations.

Our aircraft have finite economic lives, their values depreciate in the ordinary course over time and their ability to generate earnings and cash flow for our business declines over time. If depreciated aircraft are not replaced with newer aircraft, our ability to generate earnings and cash to pay dividends will be reduced. In addition, we depreciate our aircraft for accounting purposes on a straight-line basis to the aircraft’s estimated residual value over its estimated useful life. If we dispose of an aircraft for a price that is less than its depreciated value, then we would be required to recognize a loss that would reduce our net income during the period of the disposition and reduce our total assets and shareholders’ equity.

In addition, aircraft in our portfolio and any other aircraft and other aviation assets that we acquire in the future are expected to be under operating leases that are subject to periodic review for impairment for accounting purposes. We believe the carrying value of the aircraft in our portfolio is currently recoverable through the cash flows expected to result from their use and eventual disposition. However, if these expected cash flows are adversely affected by factors including credit deterioration of a lessee, declines in rental rates, other market conditions and residual values, then we may be required to recognize material impairment charges that would reduce our net earnings or increase our net losses. Under U.S. GAAP, once an impairment results in a reduction to the carrying value of an asset, the carrying value of such asset cannot thereafter be increased.

Our subsidiaries in many cases have owned the aircraft prior to our acquisition of those subsidiaries and may have unknown contingent liabilities that we may be required to fund.

There is a risk that our subsidiaries, many of which have owned the aircraft in our portfolio prior to our acquisition of such subsidiaries, could have material contingent liabilities that are unknown to us and that were incurred by third parties from operating and leasing the aircraft in our portfolio or for other reasons.

The aircraft sellers, from whom we acquired our Initial Portfolio, have made representations and warranties relating to:

•	the existence of a valid and final transfer of the beneficial interests of entities that hold the aircraft or entities that hold the beneficial interests of any such entities and that are sold to us by each of the aircraft sellers;

•	the title of our aircraft-owning subsidiaries to the applicable aircraft; and

•	the lack of additional liabilities of our aircraft-owning subsidiaries or liens on the aircraft other than disclosed to us.

These representations and warranties are subject to time limits. If a liability arises and we are called on to pay it but are not able to recover any amount from the sellers for such liability, our liquidity could decrease significantly and we may be unable to pay dividends to our shareholders.

Aircraft liens could impair our ability to repossess, re-lease or resell the aircraft.

In the normal course of business, liens that secure the payment of airport fees and taxes, custom duties, air navigation charges, landing charges, crew wages, repairers’ charges, salvage or other obligations are likely, depending on the laws of the jurisdictions where aircraft operate, to attach to the aircraft (or, if applicable, to the engines separately). The liens may secure substantial sums that may, in certain jurisdictions or for limited types of liens (particularly fleet liens), exceed the value of any particular aircraft to which the liens have attached. Until they are discharged, the liens described above could impair our ability to repossess, re-lease or resell our aircraft.

If our lessees fail to fulfill their financial obligations, liens may attach to our aircraft. In some jurisdictions, aircraft liens or separate engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft (or, if applicable, the engines separately). We cannot assure you that the lessees will comply with their obligations under the leases to discharge liens arising during the terms of the leases. We may, in some cases, find it necessary to pay the claims secured by such liens in order to repossess the aircraft or obtain the aircraft or engines from a creditor thereof. These payments would be a required expense for us and would reduce our net income and our cash flows.

We cannot assure you that all lessees will comply with the registration requirements in the jurisdiction where they operate.

All of our aircraft are required to be registered at all times with appropriate governmental authorities. Generally, in jurisdictions outside the United States, failure by a lessee to maintain the registration of a leased aircraft would be a default under the applicable lease, entitling us to exercise our rights and remedies thereunder. If an aircraft were to be operated without a valid registration, the lessee operator or, in some cases, the owner or lessor might be subject to penalties, which could constitute or result in a lien being placed on such aircraft. Failure to comply with registration requirements also could have other adverse effects, including inability to operate the aircraft and loss of insurance. We cannot assure you that all lessees will comply with these requirements.

Government regulations could require substantial expenditures, reduce our profitability and limit our growth.

Certain aspects of our business are subject to regulation and require the oversight and regulation by state, federal and foreign governmental authorities. Aircraft are subject to regulations imposed by aviation authorities regarding aircraft maintenance and airworthiness. Laws affecting the airworthiness of aircraft generally are designed to ensure that all aircraft and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Aircraft manufacturers also may issue their own recommendations. Airworthiness directives and similar requirements typically set forth particular special maintenance actions or modifications to certain aircraft types or models that the owners or operators of aircraft must implement.

Each lessee generally is responsible for complying with airworthiness directives with respect to its aircraft and is required to maintain the aircraft’s airworthiness. To the extent that a lessee fails to comply with airworthiness directives required to maintain its certificate of airworthiness or other manufacturer requirements in respect of an aircraft or if the aircraft is not currently subject to a lease, we may have to bear the cost of such compliance. Under many leases, we have agreed to share with our lessees the cost of obligations under airworthiness directives (or similar requirements). These expenditures can be substantial, and, to the extent we are required to pay them, our cash flow and ability to pay dividends could be substantially adversely affected.

In addition to these expenditures, which may be substantial, significant new requirements with respect to noise standards, emission standards and other aspects of our aircraft or their operation could cause our costs to increase and could cause the value of our aircraft portfolio to decrease. Other governmental regulations relating to noise and emissions levels may be imposed not only by the jurisdictions in which the aircraft are registered, possibly as part of the airworthiness requirements, but also by other jurisdictions where the aircraft operate. In addition, most countries’ aviation laws require aircraft to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance and repair. To the extent that our aircraft are off-lease or a lessee defaults in effecting such compliance, we are required to comply with such requirements at our expense.

Risks Relating to Our Leases

We will need to re-lease or sell aircraft as leases expire to continue to generate sufficient funds to meet our debt obligations, finance our growth and operations and pay dividends. We may not be able to re-lease or sell aircraft on favorable terms, or at all.

Our business strategy entails the need to re-lease aircraft as our current leases expire to generate sufficient revenues to meet our debt obligations, finance our growth and operations and pay dividends to our shareholders. The ability to re-lease aircraft depends on general market and competitive conditions. Some of our competitors may have greater access to financial resources and, as a result of restrictions on us contained in the terms of our indebtedness, may have greater operational flexibility. If we are not able to re-lease an aircraft or to do so on favorable terms, we may be required to attempt to sell the aircraft to provide funds for debt service or operating expenses. Our ability to re-lease or sell aircraft on favorable terms or without significant off-lease time could be adversely affected by depressed conditions in the airline and aircraft industries, airline bankruptcies, the effects of terrorism and war, the sale of other aircraft by financial institutions or other factors.

We rely on our lessees’ continuing performance of their lease obligations.

We operate as a supplier to airlines and are indirectly impacted by the risks facing airlines today. Our success depends upon the financial strength of our lessees, our ability to assess the credit risk of our lessees and the ability of lessees to perform their contractual obligations to us. The ability of each lessee to perform its obligations under its lease will depend primarily on the lessee’s financial condition and cash flow, which may be affected by factors beyond our control, including:

•	competition;

•	fare levels;

•	air cargo rates;

•	passenger air travel and air cargo demand;

•	geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

•	operating costs, availability and cost of jet fuel and general economic conditions affecting our lessees’ operations;

•	labor difficulties;

•	economic conditions and currency fluctuations in the countries and regions in which the lessee operates; and

•	governmental regulation of, or affecting, the air transportation business.

Some of our lessees may experience payment difficulties. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow and may adversely affect our ability to make payments on our indebtedness and pay dividends to shareholders. We may experience delinquencies, particularly if economic conditions deteriorate. In addition, the demand for aircraft generally diminishes as they age, and the creditworthiness of the lessees of older aircraft is generally lower than the creditworthiness of the lessees of newer aircraft.

We are typically not in possession of any aircraft while the aircraft are on lease to the lessees. Consequently, our ability to determine the condition of the aircraft or whether the lessees are properly maintaining the aircraft is limited to periodic inspections that we perform or that are performed on our behalf by third-party service providers or aircraft inspectors. A lessee’s failure to meet its maintenance obligations under a lease could:

•	result in a grounding of the aircraft;

•	cause us to incur costs in restoring the aircraft to an acceptable maintenance condition to re-lease the aircraft;

•	adversely affect lease terms in the re-lease of the aircraft; and

•	adversely affect the value of the aircraft.

We cannot assure you that, in the event that a lessee defaults under a lease, any security deposit paid or letter of credit provided by the lessee will be sufficient to cover the lessee’s outstanding or unpaid lease obligations and required maintenance expenses or be sufficient to discharge liens that may have attached to our aircraft.

Because some airlines are in a weak financial condition and suffer liquidity problems, we may have trouble collecting lease payments on a timely basis or at all, which would adversely affect our revenues and cash flows and may adversely affect our ability to meet our debt obligations and pay dividends.

Some airlines are in a weak financial condition and suffer liquidity problems, and this is likely to be the case in the future with other airlines. Four of our lessees, United Airlines, US Airways, ATA Airlines and the predecessor of SpiceJet, were recently in bankruptcy or insolvency proceedings. In addition, many airlines are exposed to currency risk due to the fact that they earn revenues in their local currencies and certain of their liabilities and expenses are denominated in U.S. dollars, including lease payments to us. Given the size of our portfolio, we expect that some lessees from time to time, and possibly in the near future, will be slow in making or will fail to make their payments in full under the leases. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions such as a decrease in their contribution toward maintenance obligations. A delayed, missed or reduced rental payment from a lessee would reduce our revenues and may adversely affect our ability to make payments on our debt obligations, including the Notes and the Aircraft Acquisition Facility, and pay dividends on our shares. While we may experience some level of delinquency under our leases, default levels may increase over time, particularly as our aircraft portfolio ages and if economic conditions deteriorate.

If our lessees encounter financial difficulties and we decide to restructure our leases with those lessees, this could result in less favorable leases, significant reductions in our cash flows and adversely affect our ability to meet our debt obligations and pay dividends on our shares.

We may be required to restructure a lease when a lessee is late in making payments, fails to make required payments or has otherwise advised us that it expects to default in making required payments. Restructuring may involve anything from a simple rescheduling of payments to the termination of a lease without receiving all or any of the past-due amounts. The terms and conditions of possible lease restructurings could result in significant reductions of rental payments, which would have an adverse impact on our cash flow available for distribution and reduced dividends to shareholders.

Because many of our lessees operate in emerging markets, we are indirectly subject to many of the economic and political risks associated with competing in such markets.

Emerging markets are countries which have developing economies that are vulnerable to business and political disturbances, such as significant economic instability, interest and exchange rate fluctuations, civil unrest, government instability, and the nationalization or expropriation of private assets. The occurrence of any of these events in markets served by our lessees and the resulting instability may adversely affect our ownership interest in aircraft or the ability of lessees which operate in these markets to meet their lease obligations and these lessees may be more likely to default than lessees that operate in developed economies. As of December 31, 2007, our portfolio includes 22 aircraft leased to lessees that are domiciled in emerging markets.

We may be required to purchase repossession insurance if BBAM re-leases any of our aircraft to lessees located in certain jurisdictions.

Under the servicing agreement for our Initial Portfolio, BBAM has broad discretion to re-lease aircraft to lessees around the world, subject to concentration limits and other restrictions contained in the Notes and Aircraft Acquisition Facility. If an aircraft is leased to a lessee in certain specified jurisdictions (including, among others, Belarus, Bhutan, Kazakhstan and Mongolia), B&B Funding may be required to purchase insurance to ensure its ability to repossess the aircraft. If BBAM re-leases any of the aircraft to lessees in these jurisdictions, expenses may increase due to the need to purchase repossession insurance.

Lease defaults could result in significant expenses and loss of revenues.

If we are unable to agree upon acceptable terms for a lease restructuring, then we have the right to repossess aircraft and to exercise other remedies upon a lessee default. However, repossession, re-registration and flight and export permissions after a lessee default typically result in greater costs than those incurred when an aircraft is returned at the end of a lease. These costs include legal expenses that could be significant, particularly if the lessee is contesting the proceedings or is in bankruptcy. Delays resulting from repossession proceedings also would increase the period of time during which an aircraft or other aviation asset does not generate rental revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in a condition suitable for re-lease or sale, and we may need to pay off liens, taxes and governmental charges on the aircraft or other aviation asset to obtain clear possession and to remarket the asset effectively.

If we repossess an aircraft or other aviation asset, we will not necessarily be able to export or deregister and profitably redeploy the asset. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which an aircraft is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist deregistration. Significant costs may also be incurred in retrieving or recreating aircraft records required for registration of the aircraft and obtaining a certificate of airworthiness for the aircraft or engine.

Our lessees’ failure to fund their maintenance requirements on our aircraft could significantly harm our revenues, cash flows and ability to pay dividends.

The standards of maintenance observed by our lessees and the condition of aircraft at the time of sale or lease may affect the values and rental rates of our aircraft. Under each of our leases, the lessee is primarily responsible for maintaining the aircraft and complying with all governmental requirements applicable to the lessee and to the aircraft, including operational, maintenance, and registration requirements and airworthiness directives. A lessee’s failure to perform required maintenance during the term of a lease could result in a diminution in the value of an aircraft, an inability to lease the aircraft at favorable rates or at all, or a potential grounding of the aircraft, and would likely require us to incur maintenance and modification costs upon the expiration or earlier termination of the lease to restore the aircraft to an acceptable condition prior to sale or re-leasing.

Failure to pay certain potential additional operating costs could result in the grounding of our aircraft and prevent the re-lease, sale or other use of our aircraft, which would negatively affect our business, financial condition and results of operations.

As in the case of maintenance costs, we may incur other operational costs upon a lessee default or where the terms of the lease require us to pay a portion of those costs. Such costs, which can be substantial, include:

•	the costs of casualty, liability, war and political risk insurance and the liability costs or losses when insurance coverage has not been or cannot be obtained as required or is insufficient in amount or scope;

•	the costs of licensing, exporting or importing an aircraft, costs of storing and operating an aircraft, airport taxes, customs duties, air navigation charges, landing fees and similar governmental or quasi-governmental impositions; and

•	penalties and costs associated with the failure of lessees to keep the aircraft registered under all appropriate local requirements or obtain required governmental licenses, consents and approvals.

The failure to pay some of these costs can result in liens on the aircraft or a loss of insurance. Any of these events could result in the grounding of the aircraft and prevent the re-lease, sale or other use of the aircraft until the problem is cured.

Our lessees may have inadequate insurance coverage or fail to fulfill their respective indemnity obligations, which could result in us not being covered for claims asserted against us and may negatively affect our business, financial condition and results of operations.

Although we do not expect to control the operation of our leased aircraft, our ownership of the aircraft could give rise, in some jurisdictions, to strict liability for losses resulting from their operation. Our lessees are required to indemnify us for, and insure against, liabilities arising out of the use and operation of the aircraft, including third-party claims for death or injury to persons and damage to property for which we may be deemed liable. Lessees are also required to maintain public liability, property damage and hull all risks and hull war risks insurance on the aircraft at agreed upon levels. However, they are not generally required to maintain political risk insurance. There may be circumstances under which it would be desirable for us to maintain ‘‘top-up’’ and/or political risk coverage at our expense, which would add to our operating expenses.

Following the terrorist attacks of September 11, 2001, aviation insurers significantly reduced the amount of insurance coverage available to airlines for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events. At the same time, they significantly increased the premiums for such third-party war risk and terrorism liability insurance and coverage in general. As a result, the amount of such third-party war risk and terrorism liability insurance that is available at any time may be below the amount required under the initial leases and required by the market in general.

We cannot assure you that the insurance maintained by our lessees will be sufficient to cover all types of claims that may be asserted against us. Any inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations, as well as the lack of available insurance, could reduce the proceeds upon an event of loss and could subject us to uninsured liabilities, either of which could adversely affect our business, financial condition and results of operations.

Failure to obtain certain required licenses, consents and approvals could negatively affect our ability to re-lease or sell aircraft, which would negatively affect our business, financial condition and results of operations.

Aircraft leases often require specific licenses, consents or approvals. These include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft. Subsequent changes in applicable law or administrative practice may increase or otherwise modify these requirements. In addition, a governmental consent, once given, might be withdrawn. Furthermore, consents needed in connection with future re-leasing or sale of an aircraft may not be forthcoming. Any of these events could adversely affect our ability to re-lease or sell aircraft, which would negatively affect our business, financial condition and results of operations.

Some of our leases provide the lessees with early termination rights.

As of December 31, 2007, four of the leases in our portfolio provide the lessees with early termination rights. We also could enter into leases in the future that provide lessees with early termination rights. If any lease is terminated early at a time when we could not re-lease the aircraft at rates at least as favorable to us as the terminated lease, our results of operations and ability to pay dividends could be adversely affected.

Risks associated with the concentration of our lessees in certain geographical regions could harm our business.

Our business is exposed to local economic and political conditions that can influence the performance of lessees located in a particular region. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions.

All percentages below are for the period from October 2, 2007 to December 31, 2007.

European concentration. Revenues from 14 lessees based in Europe accounted for 33% of our total revenues for the period ended December 31, 2007. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the development of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase aircraft operating costs.

Asian concentration. Revenues from 7 lessees based in Asia (including India) accounted for 25% our of total revenues for the period ended December 31, 2007, and lease rental revenues from 2 lessees based in India accounted for 8% of total revenues. There are significant obstacles to the Indian airline industry’s development, including poor aviation infrastructure, continuing losses from operations due to overcapacity and other factors, continuing government control and regulation over the industry. If this control and regulation persists or expands, the Indian airline industry likely would experience a significant decrease in growth or restrictions on future growth.

North American concentration. Revenues from 5 lessees based in North America accounted for 22% of our total revenues for the period ended December 31, 2007. During the past 15 years a number of North American passenger airlines filed Chapter 11 bankruptcy proceedings and several major U.S. airlines ceased operations altogether. High labor costs, high fuel costs, the strength of labor unions in collective bargaining negotiations, the war and prolonged conflict in Iraq and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines.

South and Central American concentration. Revenues from 4 lessees based in South and Central America accounted for 20% our of total revenues for the period ended December 31, 2007. While lessees throughout the world are affected by exchange rate fluctuations as a result of the mismatch of U.S. dollar exposure between their operating expenses and revenues, airlines in South and Central America are particularly sensitive to this risk because of the history of currency devaluations in this region. Any strengthening of the U.S. dollar against the local currency could negatively impact the profitability of these airlines and their ability to meet their lease obligations to us. These risks are exacerbated by the potential for South and Central American currencies to be devalued by governments as they have been periodically during the last four decades.

The risks associated with the geographical concentration of our lessees may become exacerbated as our aircraft are re-leased to lessees or subleased to sublessees in other regions or as we acquire additional aircraft.

Risks Related to the Aviation Industry

The passenger aviation industry is historically cyclical and a significant downturn in the industry would adversely impact our lessee’s ability to make payments to us, which would adversely affect our financial results and growth prospects.

The passenger aviation industry is inherently cyclical. The years 2001 through 2004 were characterized by falling demand and rising costs. This industry downturn was exacerbated by the terrorist attacks on September 11, 2001, prolonged military action in Iraq and Afghanistan, rising fuel prices, SARS and avian influenza. As a result, the global airline industry experienced significant financial losses. Many airlines, including some of our lessees, announced or implemented reductions in capacity, service and workforce. Additionally, many airlines sought protection under bankruptcy laws. The airline bankruptcies and the reduction in demand led to the grounding of significant numbers of aircraft and engines and the negotiation of reductions in lease rental rates, which depressed aircraft and engine market values.

Although many of the world’s airlines are currently experiencing improved financial performance, there may be a recession developing in the United States economy which could trigger a slowdown or recession in other economies. Although the potential impact of these events on the aviation industry is unclear, an industry downturn is likely to occur again in the future. Such a downturn would likely place already financially weakened lessees under further duress, once again exerting downward pressure on lease rates. As in the previous downturn, the grounding of undesirable older aircraft would also play a role in depressing aircraft values.

A deterioration in the financial condition of the commercial airline industry would have an adverse impact on our ability to lease our aircraft, sustain our revenues and pay dividends.

The financial condition of the commercial airline industry is of particular importance to us because we lease most of our aircraft to commercial airline customers. Our ability to achieve our primary business objectives of growing our lease portfolio and increasing distributable cash flow per share depend on the financial condition and growth of the commercial airline industry. The risks affecting our airline customers are generally out of our control, but because they have a significant impact on our customers they affect us as well. The risk factors that follow describe risks that affect the commercial airline industry generally and therefore have an impact on our business, financial condition and results of operations. These risks are generally not within our control. Our ability to succeed depends on the financial strength of our customers and their ability to manage these risks. To the extent that our customers are adversely affected by these risk factors, we may experience:

•	downward pressure on demand for the aircraft in our fleet and reduced market lease rates and lease margins;

•	a higher incidence of lessee defaults, lease restructurings, repossessions and airline bankruptcies and restructurings, resulting in lower lease margins due to maintenance and legal and other costs associated with the repossession, as well as lost revenue for the time the aircraft are off lease and possibly lower lease rates from the new lessees;

•	an inability to lease aircraft on commercially acceptable terms, resulting in lower lease margins due to such aircraft not earning revenue and resulting in storage, insurance and maintenance costs; and

•	a loss if our aircraft is damaged or destroyed by an event specifically excluded from an insurance policy, such as dirty bombs, bio-hazardous materials and electromagnetic pulsing.

Airline reorganizations could impair our lessees’ ability to comply with their lease payment obligations to us.

In recent years, several U.S. airlines have sought to reorganize (and, in certain instances, have completed reorganization) under Chapter 11, and numerous other airlines have filed for similar protection under their local laws. Historically, airlines involved in reorganizations have undertaken substantial fare discounting to maintain cash flows and to encourage continued customer loyalty. This fare discounting has led to lower yields for all airlines, including certain of our lessees. The bankruptcies have led to the grounding of significant numbers of aircraft, rejections of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values.

Additional reorganizations or liquidations by airlines under applicable bankruptcy or reorganization laws or further rejection or abandonment of aircraft by airlines in bankruptcy proceedings may depress aircraft values and aircraft lease rates. Additional grounded aircraft and lower market values would adversely affect our ability to sell certain of our aircraft or re-lease other aircraft at favorable rates.

As high fuel prices continue to affect the profitability of the airline industry, our lessees might not be able to meet their lease payment obligations to us.

Fuel costs represent a major expense to companies operating within the airline industry, and fuel prices fluctuate widely depending primarily on international market conditions, geopolitical and environmental events and currency exchange rates. In addition, natural disasters can significantly affect fuel availability and prices. For example, in August and September 2005, Hurricanes Katrina and Rita inflicted widespread damage along the Gulf Coast of the United States, causing significant disruptions to oil production, refinery operations and pipeline capacity in the region and to oil production in the Gulf of Mexico. These disruptions resulted in decreased fuel availability and higher fuel prices.

Fuel prices remain at historically high levels. The continuing high cost of fuel will likely have a material adverse impact on airline profitability. Due to the competitive nature of the airline industry, airlines may not be able to pass on increases in fuel prices to their customers by increasing fares. If they pass on the higher costs, it may adversely affect demand for air travel, which would reduce revenues to our customers. In addition, airlines may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices remain at historically high levels or increase further, they are likely to cause our lessees to incur higher costs or experience reduced revenues. Consequently, these conditions may:

•	affect our lessees’ ability to make rental and other lease payments;

•	result in lease restructurings and aircraft and engine repossessions;

•	increase our costs of servicing and marketing aircraft;

•	impair our ability to re-lease the aircraft and other aviation assets or re-lease or otherwise dispose of the assets on a timely basis at favorable rates; and

•	reduce the proceeds received for the aircraft or other aviation assets upon any disposition.

The effects of various environmental regulations may negatively affect the airline industry. This may cause lessees to default on their lease payment obligations to us.

Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant aircraft is registered and operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization, or ICAO, have adopted a new, more stringent set of standards for noise levels which applies to engines manufactured or certified on or after January 1, 2006. Currently, U.S. regulations would not require any phase-out of aircraft that qualify with the older standards applicable to engines manufactured or certified prior to January 1, 2006, but the European Union has established a framework for the imposition of operating limitations on aircraft that do not comply with the new standards. These regulations could limit the economic life of the aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.

In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with current ICAO standards. These limits generally apply only to engines manufactured after 1999. Certain of the aircraft engines owned by us were manufactured after 1999. Because aircraft engines are replaced from time to time in the usual course, it is likely that the number of such engines may increase over time. Concerns over global warming could result in more stringent limitations on the operation of aircraft powered by older, non-compliant engines.

European countries generally have relatively strict environmental regulations that can restrict operational flexibility and decrease aircraft productivity. The European Parliament has confirmed that aviation is to be included in the European Union’s Emissions Trading Scheme starting from 2012. This inclusion could possibly distort the European air transport market leading to higher ticket prices and ultimately a reduction in the number of airline passengers. As an answer to these concerns, European airlines have established the Committee for Environmentally Friendly Aviation to promote the positive environmental performance of airlines. The United Kingdom has doubled its air passenger duties, effective February 1, 2007, in recognition of the environmental costs of air travel. Similar measures may be implemented in other jurisdictions as a result of environmental concerns.

Compliance with current or future regulations, taxes or duties imposed to deal with environmental concerns could cause the lessees to incur higher costs and to generate lower net revenues, resulting in an adverse impact on their financial conditions. Consequently, such compliance may affect the lessees’ ability to make rental and other lease payments and reduce the value received for the aircraft upon any disposition, which could have an adverse effect on our ability to pay the interest on and principal of the notes in full or on a timely basis.

The effects of terrorist attacks and geopolitical conditions may negatively affect the airline industry. This may cause our lessees to default on their lease payment obligations to us.

As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, airports have increased security restrictions, airline costs for aircraft insurance and security measures have increased and airlines have faced increased difficulties in acquiring war risk and other insurance at reasonable costs. Terrorist attacks and geopolitical conditions have harmed the airline industry, and concerns about geopolitical conditions and further terrorist attacks could harm airlines in the future as a result of various factors, including:

•	higher costs to airlines because of increased security measures;

•	the inconvenience of additional security measures;

•	the price and availability of jet fuel and the cost and practicability of obtaining fuel hedges under current market conditions; and

•	significantly higher costs of aircraft insurance coverage for claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, and the extent to which such insurance has been or will continue to be available.

Future terrorist attacks, war or armed hostilities, or the fear of such events, may further increase airline costs, depress air travel demand, cause certain aviation insurance to become available only at significantly increased premiums or not be available at all and could have a further adverse impact on the airline industry and on the financial condition and liquidity of our lessees, aircraft values and rental rates, all of which could adversely affect our financial results, growth prospects and ability to pay dividends.

The effects of war or armed hostilities may negatively affect the airline industry. This may cause lessees to default on their lease payment obligations to us.

War or armed hostilities in the Middle East, North Korea, or elsewhere, or the fear of such events, could reasonably be expected to further exacerbate many of the problems experienced by the aviation industry as a result of the terrorist attacks on September 11, 2001. The situation in Iraq continues to be uncertain and tension over Iran’s nuclear program continues, and either or both may lead to further instability in the region. Potential problems include increased security restrictions on air travel in the United States and elsewhere, increased airline costs for, and restricted availability of, aircraft insurance and fuel, enhanced security measures, a decline in passenger demand for air travel, increased difficulties in acquiring war risk and other insurance at reasonable costs, and additional lessee restructurings.

The effects of pandemic diseases may negatively affect the airline industry. This may cause our lessees to default on their lease payment obligations to us.

The 2003 outbreak of SARS was linked to air travel early in its development and had a severe adverse impact on the aviation industry, which was evidenced by a sharp reduction in passenger bookings, cancellation of many flights and employee layoffs. In addition, since 2003, there have been several outbreaks of avian influenza, or the bird flu, beginning in Asia and, most recently, spreading to certain parts of Africa and Europe. Additional outbreaks of SARS or other pandemic diseases, or the fear of such events, could provoke responses, including government-imposed travel restrictions, which could negatively affect passenger demand for air travel and the financial condition of the aviation industry.

We depend on aircraft and engine manufacturers’ success in remaining financially stable and producing aircraft.

The supply of aircraft, which we purchase and lease, is dominated by two airframe manufacturers, Boeing and Airbus, and a limited number of engine manufacturers. We therefore depend on these manufacturers’ success in remaining financially stable and producing aircraft and related components which meet airlines’ demands and providing customer support. Further, competition between the manufacturers for market share is escalating and may cause instances of deep discounting for certain aircraft types and may have a negative impact on our competitive pricing when we sell or lease aircraft. Should the manufacturers fail to respond appropriately to changes in the market environment or fail to fulfill their contractual obligations, we may experience:

•	an inability to acquire aircraft and related components on terms that will allow us to lease those aircraft and related components to customers at our anticipated profit levels, resulting in lower growth rates or a contraction in our fleet;

•	poor customer support from the manufacturers of aircraft and components resulting in reduced demand for a particular manufacturer’s product, creating downward pressure on demand for those aircraft and components in our fleet and reduced market lease rates for those aircraft; and

•	reduction in our competitiveness due to deep discounting by the manufacturers, which may lead to reduced market lease rates and may adversely affect the value of our portfolio and our ability to remarket or sell some of the aircraft in our fleet.

Risks Related to the Ownership of Our Shares

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These include:

•	provisions that permit us to require any competitor of BBAM that acquires beneficial ownership of more than 15% of our common shares either to tender for all of our remaining common shares for no less than their fair market value, or sell such number of common shares to us or to third parties as would reduce its beneficial ownership to less than 15%, in either case within 90 days of our request to so tender or sell;

•	provisions that reduce the vote of each common share held by a competitor of BBAM that beneficially owns 15% or more, but less than 50%, of our common shares to three-tenths of one vote per share on all matters upon which shareholders may vote;

•	provisions that permit our board of directors to determine the powers, preferences and rights of any preference shares we may issue and to issue any such preference shares without shareholder approval;

•	advance notice requirements by shareholders for director nominations and actions to be taken at annual meetings; and

•	no provision for cumulative voting in the election of directors, such that all the directors standing for election may be elected by our shareholders by a plurality of votes cast at a duly convened annual general meeting, the quorum for which is two or more persons present in person or by proxy at the start of the meeting and representing in excess of 25% of all votes attaching to all shares in issue entitling the holder to vote at the meeting.

These provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and/or our board of directors. Public shareholders who might desire to participate in these types of transactions may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control of our company or change our board of directors and, as a result, may adversely affect the market price of our shares and your ability to realize any potential change of control premium.

We are a Bermuda company that is managed and controlled in Ireland. It may be difficult for you to enforce judgments against us or against our directors and executive officers.

We were incorporated under the laws of Bermuda and are managed and controlled in Ireland. Our business is based outside the United States, a majority of our directors and officers, and some of the experts named in this Annual Report, reside outside the United States and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda or Ireland against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda or Irish law and do not have force of law in Bermuda or Ireland. However, a Bermuda or Irish court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda or Irish law.

There is doubt as to whether the courts of Bermuda or Ireland would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain actions brought in Bermuda or Ireland against us or such persons predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and Bermuda or Ireland providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there are grounds upon which Bermuda or Irish courts may decline to enforce the judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda or Irish courts as contrary to public policy in Bermuda or Ireland. Because judgments of U.S. courts are not automatically enforceable in Bermuda or Ireland, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

As a shareholder of our company, you may have greater difficulties in protecting your interests than as a shareholder of a U.S. corporation.

The Companies Act 1981 of Bermuda, as amended, which we refer to as the ‘‘Companies Act,’’ applies to our company and differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our bye-laws, some of these differences may result in your having greater difficulties in protecting your interests as a shareholder of our company than you would have as a shareholder of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights you may have as a shareholder to enforce specified provisions of the Companies Act or our bye-laws, and the circumstances under which we may indemnify our directors and officers.

Risks Related to Taxation

We may face increased tax costs.

We and our subsidiaries could face increased tax costs for various reasons, including our failure to qualify for treaty benefits under the Irish Treaty, the maintenance of a permanent establishment within the United States, or the deduction of withholding taxes from rent payments. Any increase in our tax costs, directly or indirectly, would adversely affect our net income and would decrease cash available for distribution to our shareholders.

In addition, because Ireland does not have tax treaties with all jurisdictions, we may find it necessary to establish subsidiaries in other jurisdictions to lease or sublease aircraft to customers in those jurisdictions. Such subsidiaries may be subject to taxation in the jurisdictions in which they are organized, which would reduce our net income and have an adverse impact on our cash flow available for distribution to our shareholders.

The tax rate applicable to us would be higher than we expect if we were considered not to be carrying on a trade in Ireland for the purposes of Irish law.

We expect to be subject to Irish corporation tax on our net trading income at the rate of 12.5%. Under Irish tax law, non-trading income is taxed at the rate of 25% and capital gains are taxed at the rate of 20%. We intend to carry on sufficient activity in Ireland, directly through our board of directors and indirectly through the services of our Manager, BBAM and our servicer, so as to be treated as carrying on a trade in Ireland for the purposes of Irish tax law. If we or any of our Irish tax-resident subsidiaries were considered not to be carrying on a trade in Ireland, we or they may be subject to additional Irish tax liabilities. The application of a higher tax rate (25% instead of 12.5%) on taxable income could decrease cash available for distribution to our shareholders. In addition, we cannot assure you that the 12.5% tax rate applicable to trading income, the 20% tax rate applicable to capital gains or the 25% tax rate applicable to non-trading income will not be changed in the future.

ITEM 4.	INFORMATION ON THE COMPANY

We are Babcock & Brown Air Limited, a Bermuda exempted company incorporated on May 3, 2007 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Although we and our wholly-owned subsidiaries were organized under the laws of Bermuda, we are resident in Ireland for Irish tax purposes and thus are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. Our principal executive offices are located at West Pier, Dun Laoghaire, County Dublin, Ireland. Our telephone number at that address is +353 1 231-1900. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We were formed at the direction of Babcock & Brown to acquire our Initial Portfolio from affiliates of Babcock & Brown and to develop an independent aircraft leasing business. On October 2, 2007, we (1) completed our IPO and issued 18,695,650 ADSs at a public offering price of $23.00 per share, (2) issued 14,907,800 ADSs in a private placement for a price of $23.00 per share, (3) issued $853.0 million of aircraft lease-backed notes as part of the Securitization, and (4) used the net proceeds of the IPO, the private placement and the Securitization to finance the acquisition of our Initial Portfolio of 47 commercial aircraft. Forty-four of the aircraft in the Initial Portfolio were acquired from JET-i and its subsidiaries and the remaining three aircraft from companies managed by Babcock & Brown.

We currently have two significant subsidiaries: B&B Air Funding and B&B Air Acquisition. B&B Air Funding is organized under the laws of Bermuda and is tax resident in Ireland. We own 100% of B&B Air Funding’s Class A common stock. For purposes of the Securitization, a charitable trust holds the Class B common stock of B&B Air Funding, having limited voting rights and representing less that 0.001% of the economic interest in B&B Air Funding. B&B Air Funding holds interest in the aircraft in our Initial Portfolio directly or through its wholly-owned subsidiaries.

B&B Air Acquisition, our wholly-owned subsidiary, is organized under the laws of Bermuda and is tax resident in Ireland. B&B Air Acquisition holds interest in the seven aircraft we acquired in November and December 2007 and the five aircraft acquired in 2008 (through March 31, 2008), directly or through its wholly-owned subsidiaries.

Our aircraft are leased to a diverse group of airlines throughout the world. Our strategy is to grow our portfolio through accretive acquisitions of aircraft and other aviation assets and to increase our distributable cash flows, while paying regular quarterly dividends to our shareholders.

Our Relationship With Babcock & Brown

B&B is a global investment and advisory firm whose aircraft management division, BBAM, is one of the world’s leading commercial jet aircraft lessors. Affiliates of B&B assist us in acquiring and leasing additional aircraft, manage our day-to-day operations and affairs and act as Servicer for our portfolio of aircraft and related leases.

We engage affiliates of B&B as manager of our company and Servicer for our aircraft portfolio under long-term management and servicing agreements. Pursuant to these agreements our Manager manages our company under the direction of its chief executive officer and chief financial officer, who are exclusively dedicated to our business. BBAM acts as our Servicer and, in addition to arranging for the leasing of our fleet, assists our Manager in acquiring and disposing of our aircraft, markets our aircraft for lease and release, collects rents and other payments from the lessees of our aircraft, monitors maintenance, insurance and other obligations under our leases and enforces our rights against lessees. As of March 31, 2008, B&B holds 14% of our outstanding shares.

B&B has over 25 years of experience in the aircraft industry. BBAM is among the five largest aircraft leasing company in the world, as measured by the number of owned and managed aircraft in its portfolio. As of December 31, 2007, BBAM managed over 270 aircraft valued at over $7 billion and has leased aircraft to more than 140 airlines worldwide. B&B has also been a financial advisor to airlines worldwide and has been an active participant in the Asian aircraft leasing market since 1989. We believe B&B’s position in the industry and relationships throughout the world allows us to manage our portfolio effectively, acquire and lease additional aircraft, access high-growth emerging markets and remarket our aircraft when leases expire.

Our	Aircraft Portfolio

As of December 31, 2007, our aircraft portfolio consisted of 52 commercial jet aircraft including 51 narrow-body passenger aircraft, which includes a freighter and one wide-body passenger aircraft. Forty-five of these aircraft comprise our Initial Portfolio and are owned through B&B Air Funding and its subsidiaries. The remaining seven aircraft in our portfolio are owned by B&B Air Acquisition and its subsidiaries. Two aircraft from the Initial Portfolio are excluded because they were delivered to us in February 2008. These two aircraft are:

1.	One B737-800 (narrowbody) manufactured in 1999 on lease to Air Berlin, and

2.	One A320-200 (narrowbody) manufactured in 1998 on lease to Aigle Azur.

As of December 31, 2007, we had 27 Boeing aircraft and 25 Airbus aircraft in our fleet. The aircraft in our portfolio were manufactured between 1989 and 2007 and have a weighted average age of 5.8 years. We estimate that the useful life of our passenger aircraft is approximately 25 to 30 years, including, in the case of an aircraft originally manufactured as a passenger aircraft and later converted to freighter configuration, 15 to 20 years as a passenger aircraft and an additional 10 to 20 years as a freighter aircraft following the accomplishment of such conversion.

The	following table presents the aircraft in our portfolio as of December 31, 2007:

Lessee Name		Equipment Type	Airframe Type	Date of Manufacture
Aircraft owned by B&B Air Acquisition and its subsidiaries:
1	Clickair	A320-200	Narrowbody	2007
2	Icelandair	B757-200	Narrowbody	2000
3	SpiceJet Limited	B737-900ER	Narrowbody	2007
4	US Airways	A319-100	Narrowbody	2000
5	US Airways	A319-100	Narrowbody	2000
6	US Airways	A319-100	Narrowbody	2000
7	US Airways	A319-100	Narrowbody	2000
Aircraft owned by B&B Air Funding and its subsidiaries:
8	Aeroflot-don	B737-500	Narrowbody	1992
9	Aeroflot-don	B737-500	Narrowbody	1992
10	Aeromexico	B737-700	Narrowbody	2005
11	Aeromexico	B737-700	Narrowbody	2005
12	Air China	B737-800	Narrowbody	2006
13	Air Europa	B737-800	Narrowbody	2001
14	ATA Airlines	B757-200	Narrowbody	1996
15	ATA Airlines	B757-200	Narrowbody	1997
16	ATA Airlines	B757-200	Narrowbody	1998
17	ATA Airlines	B757-200	Narrowbody	1998
18	CCM	A320-200	Narrowbody	1995
19	CCM	A320-200	Narrowbody	1995
20	Chang’An Airlines	B737-800	Narrowbody	2006
21	China Southern	B757-200	Narrowbody	1999
22	China Southern	B757-200	Narrowbody	1999
23	easyJet	A319-100	Narrowbody	2007
24	First Choice Airways	B757-200	Narrowbody	1999
25	First Choice Airways	B757-200	Narrowbody	1999
26	Hainan Airlines	A319-100	Narrowbody	2006
27	Kingfisher Airlines	A320-200	Narrowbody	2005
28	Kingfisher Airlines	A320-200	Narrowbody	2006
29	Mexicana	A320-200	Narrowbody	1995
30	Omni Air International	B757-200	Narrowbody	1989
31	SpiceJet Limited	B737-800	Narrowbody	2006
32	SpiceJet Limited	B737-800	Narrowbody	2006
33	SpiceJet Limited	B737-800	Narrowbody	2006
34	Sunwing Airlines	B737-800	Narrowbody	2006
35	Swiss Int’l	A320-200	Narrowbody	1995
36	Swiss Int’l	A320-200	Narrowbody	1995
37	Swiss Int’l	A320-200	Narrowbody	1995
38	Swiss Int’l	A320-200	Narrowbody	1995
39	Swiss Int’l	A320-200	Narrowbody	1996
40	TACA	A320-200	Narrowbody	1997
41	TACA	A320-200	Narrowbody	1997
42	Tiger Airways	A320-200	Narrowbody	2006
43	Titan Airways(1)	B737-300	Narrowbody	1991
44	Transavia Airlines	B737-700	Narrowbody	2001
45	Travel Service Airlines	B737-800	Narrowbody	1999
46	TUI	B767-300ER	Widebody	1997

Lessee Name		Equipment Type	Airframe Type	Date of Manufacture
47	Virgin America	A320-200	Narrowbody	2005
48	Virgin America	A320-200	Narrowbody	2006
49	Volaris Airlines	A319-100	Narrowbody	1999
50	Volaris Airlines	A319-100	Narrowbody	2000
51	Volaris Airlines	A319-100	Narrowbody	2007
52	XL Airways	B737-800	Narrowbody	2000

(1)	Freighter.

The following table summarizes the composition of our portfolio by manufacturer and aircraft type as of December 31, 2007:

Aircraft Manufacturer	Aircraft Type	Number of Aircraft
Boeing	B737-300QC	1
	B737-500	2
	B737-700	3
	B737-800	9
	B737-900ER	1
	B757-200	10
	B767-300ER	1
	Total	27
Airbus	A319-100	9
	A320-200	16
	Total	25
Total		52

We believe the high utility and young age of these aircraft ensure a long remaining useful life and increase our ability to redeploy aircraft at attractive lease rates.

The following table presents the composition of our aircraft portfolio based on age, as of December 31, 2007:

Year of Manufacture	Number of Aircraft
1989	1
1990	—
1991	1
1992	2
1993	—
1994	—
1995	7
1996	2
1997	4
1998	2
1999	6
2000	7
2001	2
2002	—
2003	—
2004	—
2005	4
2006	10
2007	4
Total	52

Approximately 80.4% of the aircraft in our portfolio are members of the narrow-body Airbus 320 and next generation Boeing 737 aircraft families, both of which enjoy high worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are based on more routes around the world than any other airframe and thus have the largest installed base. As a result, we believe they are easier and more cost-efficient to lease and market than wide-body jets or other specialized types of aircraft.

The following table presents the composition of our portfolio based on airframe type:

Airframe Type	Number of Aircraft
Narrow-body(1)	51
Wide-body	1
Total	52

(1)	Includes one freighter.

We have assumed the rights and obligations under a sale agreement entered into by our Predecessor, to sell one of the aircraft in our Initial Portfolio, a Boeing 757-200, upon expiration of the lease thereof in 2010.

Our Leases

Lease Terms

All of our aircraft are subject to leases under which lessees are responsible for most operational and insurance costs, and 43 of the 52 leases in our portfolio are subject to fixed rental rates. Our portfolio is diversified across 29 different airlines in 16 countries, in both developed and emerging markets. Our leases, which are scheduled to expire between 2008 and 2021 and have a weighted average remaining lease term of 6.3 years, are expected to provide us with a stable source of revenues and cash flows.

The following table presents the scheduled lease maturity of the aircraft in our portfolio as of December 31, 2007:

	Airframe Type
Year of Lease Expiration	Narrow(1)	Wide	Total
2008	3	—	3
2009	4	—	4
2010	4	—	4
2011	5	1	6
2012	10	—	10
2013	2	—	2
2014	2	—	2
2015	8	—	8
2016	4	—	4
2017	2	—	2
2018	3	—	3
2019	—	—	—
2020	—	—	—
2021	4	—	4
Total	51	1	52

(1)	Includes one freighter in 2012.

Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees have termination rights or extension rights. As of December 31, 2007, four of the leases in our portfolio provide the lessees with early termination rights and under 21 of the leases the lessee has the option to extend the term of the lease.

During 2007, we received all of our revenue in U.S. dollars and paid substantially all of our expenses in U.S. dollars. We have recently entered into a lease agreement pursuant to which we receive part of the lease payments in euros. We have engaged in a foreign currency hedging transaction related to this lease.

Most lease rentals are payable monthly in advance, but some lease rentals are payable quarterly. Of our leases, 43 have fixed rental rates and nine have floating rental rates based on six-month LIBOR. We generally enter into leases with fixed rental rates, except in situations where a lessee expresses a preference for a lease with a floating rental rate. In addition, because most of our debt will bear floating rates of interest, we intend to manage interest-rate payment risk by entering into interest-rate swaps pursuant to which we will make fixed-rate interest payments on the swap and receive floating-rate payments on our leases. All leases are on a ‘‘net’’ basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance premiums.

Most of our leases generally provide that the lessee’s payment obligations are absolute and unconditional under any and all circumstances. Lessees are generally required to make payment without deduction on account of any amounts that we may owe the lessee or any claims that the lessee may have against us.

Most of our leases also require lessees to gross up lease payments where they are subject to withholdings and other taxes, although there are some exceptions to this requirement, including withholdings that arise out of transfers of the aircraft to or by us or due to our corporate structure. In addition, changes in law may result in the imposition of withholding and other taxes and charges that are not reimbursable by the lessee under the lease or that cannot be reimbursed under applicable law. Furthermore, lessees may fail to reimburse us even when obligated under the lease to do so. Our leases also require lessees to indemnify us for certain other tax liabilities relating to the leases and the aircraft, including, in most cases, value added tax and stamp duties.

The cost of an aircraft typically is not fully recovered over the term of the initial lease. We therefore retain the benefit and assume the risk that we will not be able to recover our investment in the aircraft upon expiration or early termination of the lease and of the ultimate residual value. Operating leases allow airlines greater fleet and financial flexibility than outright ownership because of the relatively shorter-term nature of operating leases, the relatively small initial capital outlay necessary to obtain use of the aircraft and the significant reduction in aircraft residual value risk.

Security Deposits and Letters of Credit.    40 of our leases provide for cash security deposits and/or letters of credit which may be drawn down in the event that a lessee defaults under any of these leases. These security deposits and/or letters of credit may mitigate losses we may incur while attempting to re-lease the aircraft. Under certain circumstances, the lessee may be required to obtain guarantees or other financial support from an acceptable financial institution or other third parties.

Maintenance Obligations.    Under our leases, the lessee is generally responsible for normal maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we sometimes agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

Our portfolio includes 30 leases pursuant to which we collect maintenance reserve payments that are determined based on passage of time or usage of the aircraft measured by hours flown or cycles operated. Under these leases, we are obligated to make reimbursements to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee. Certain leases also require us to make maintenance contributions for costs associated with certain major maintenance events in excess of any maintenance reserve payments. Major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. We are not obligated to make maintenance contributions under leases at any time that a lessee default is continuing. Twenty-two of our leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease term and its condition upon return. Most such payments are likely to be made by the lessee to us, although payments may be required to be made by us to the lessee.

Compliance with Laws.    The lessee is responsible for compliance with all applicable laws and regulations with respect to the aircraft. We generally require our lessees to comply with the standards of either the U.S. Federal Aviation Administration or its non-U.S. equivalent. We often require a deposit as security for the lessee’s performance of obligations under the lease and the condition of the aircraft upon return.

General.    Each aircraft generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or ‘‘wet lease’’ arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. We are aware that five of the aircraft are currently subject to subleases. Our leases also generally permit the lessees to subject the equipment or components to removal or replacement and, in certain cases, to pooling arrangements (temporary borrowing of equipment), without the lessor’s consent but subject to conditions and criteria set forth in the applicable lease. Under our leases, the lessee may deliver possession of the aircraft, engines and other equipment or components to the relevant manufacturer for testing or similar purposes, or to a third party for service, maintenance, repair or other work required or permitted under the lease.

Some foreign countries have currency and exchange laws regulating the international transfer of currencies. When necessary, we will require as a condition to any foreign transaction, that the lessee or purchaser in a foreign country obtain the necessary approvals of the appropriate government agency, finance ministry or central bank for the remittance of all funds contractually owed in U.S. dollars. We attempt to minimize our currency and exchange risks by negotiating most of our aircraft leases and all of our sales transactions in U.S. dollars. The terms of the Securitization will permit B&B Air Funding to have up to 5% of its leases denominated in euros. During 2007, we received all of our revenue in U.S. dollars and paid substantially all of our expenses in U.S. dollars. We have recently entered into a lease agreement pursuant to which we receive part of the lease payments in euros. We have engaged in a foreign currency hedging transaction related to this lease.

Lease Restructurings.    During the term of a lease, a lessee’s business circumstances may change to the point where it is economically sensible for us to consider restructuring the terms of the lease. Restructurings may involve the voluntary termination of leases prior to contracted lease expiration, the arrangement of subleases from the primary lessee to another airline, the rescheduling of lease payments, the forgiveness and/or reduction of lease obligations and the extension of the lease terms.

Aircraft Repossessions.    If a restructuring is not possible, we may seek to terminate the lease and gain possession of the aircraft for remarketing. Although the majority of repossessions are accomplished through negotiation, if we cannot obtain the lessee’s cooperation we would have to take legal action in the appropriate jurisdiction. This legal process could delay the ultimate return of the aircraft. In addition, in connection with the repossession of an aircraft, we may be required to pay outstanding mechanic’s, airport, navigation and other liens on the repossessed aircraft. These charges could relate to other aircraft that we do not own but were operated by the lessee. In contested repossessions, we likely would incur substantial additional costs for maintenance, refurbishment and remarketing of the aircraft.

Lease Management and Remarketing

We outsource our lease management and aircraft remarketing activities to BBAM. Pursuant to our servicing agreements with BBAM, BBAM provides us with most services related to leasing our fleet, including marketing aircraft for lease and re-lease or sale, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees. All our leases that expired in 2007 have been re-leased. Four leases expire in 2008. Three of these leases have been re-leased or extended. We have entered into a letter of intent with a potential lessee to enter into a new lease at the end of the current lease term for the fourth lease. We may have additional remarketings in 2008 if any leases are terminated prior to their scheduled expiry dates.

From time to time, we may decide to dispose of our leased aircraft at or before the expiration of their leases.

Competition

The leasing and remarketing of commercial jet aircraft is highly competitive. See the risk factor ‘‘We operate in a highly competitive market for investment opportunities in aircraft and other aviation assets.’’

Insurance

We require our lessees to carry those types of insurance which are customary in the air transportation industry. These include aircraft all-risk hull covering the aircraft and its engines, spares insurance and hull war and allied perils insurance covering risks such as hijacking, terrorism, confiscation, expropriation, seizure and nationalization to the extent normally available in the international market. Coverage under aircraft hull insurance policies generally is subject to standard deductible levels in respect of partial damage to the aircraft, in some instances and under certain circumstances the lessee has the right to self-insure some or all of the risk. The lessee is required to pay all deductibles, and also would be responsible for payment of amounts self-insured.

We also carry comprehensive liability insurance, including war and allied perils coverage, provisions for bodily injury, property damage, passenger liability, cargo liability and such other provisions reasonably necessary in commercial passenger and cargo airline operations. Coverage under liability policies generally is not subject to deductibles except as to baggage and cargo that are standard in the airline industry.

In general, we are named as an additional insured and loss payee on the hull and hull war policy for the sum of the stipulated loss value or agreed value of the aircraft and our own contingent coverage in place is at least equal to the appraised value of the aircraft. In cases where the servicer believes that the agreed value stated in the lease is not sufficient, the servicer will purchase additional total loss only coverage for the deficiency and as additional insured on the liability policies carried by our lessees.

The Servicer will obtain certificates of insurance from the lessees’ insurance brokers to evidence the existence of such insurance. These certificates of insurance generally include, in addition to the information above, (i) a breach of warranty endorsement so that, subject to certain standard exceptions, our interests are not prejudiced by any act or omission of the lessee, (ii) confirmation that the liability insurance is primary and not contributory, (iii) agreement that insurers waive rights of subrogation against us and (iv) in respect to all policies, notice of cancellation or material change 30 days in respect of most polices but war and allied perils insurance policies customarily provide seven days advance written notice for cancellation and may be subject to lesser notice under certain market conditions.

As a result of the terrorist attacks on September 11, 2001, the insurance market unilaterally terminated war risk liability coverage for a short period of time. When it became available again, the insurance market imposed a sub limit on each operator’s policy for third-party war risk liability, which is currently between $50 million and $150 million on the customary war-risk liability endorsement available in the London market. U.S., Canadian and certain other non-European Community-based airlines have government war-risk insurance programs available in which they currently participate.

Although we currently require each lessee to purchase third party war risk liability in amounts greater than such sublimits, or obtain an indemnity from their government, the market or applicable governments may discontinue to make such excess coverage available for premiums that are acceptable to carriers. As a result, it is possible that we may be required to permit lessees to operate with considerably less third-party war risk liability coverage than currently carried, which could have a material adverse effect on the financial condition of our lessees and on us in the event of an uncovered claim.

In late 2005, the international aviation insurance market unilaterally introduced exclusions for physical damage to aircraft hulls caused by dirty bombs, bio-hazardous materials, electromagnetic pulsing and similar causes of loss in addition to the existing exclusion for the detonation of a nuclear device. It is possible that the same exclusions may be introduced into liability policies, but there is no time frame as to implementation.

In addition to the coverage maintained by our lessees, we maintain contingent liability insurance and contingent hull insurance with respect to our aircraft. Such contingent insurance is intended to provide coverage in the event that the insurance maintained by any of our lessees should not be available for our benefit as required pursuant to the terms of the contract. Consistent with industry practice, our insurance policies are subject to commercially reasonable deductibles or self-retention amounts.

We cannot assure you that we have adequately insured against all risks, that lessees will at all times comply with their obligations to maintain insurance, that any particular claim will be paid, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

Government Regulation

The air transportation industry is highly regulated. Because we do not operate aircraft, we generally are not directly subject to most of these laws. However, our lessees are subject to extensive regulation under the laws of the jurisdiction in which they are registered or under which they operate. These laws govern, among other things, the registration, operation, maintenance and condition of our aircraft. See the risk factor, ‘‘We cannot assure you that all lessees will comply with the registration requirements in the jurisdiction where they operate.’’

Most of our aircraft are registered in the jurisdictions in which the lessees of our aircraft are certified as air operators. As a result, our aircraft are subject to the airworthiness and other standards imposed by these jurisdictions. See the risk factor, ‘‘Government regulations could require substantial expenditures, reduce our profitability and limit our growth.’’

Properties

We have no physical facilities. Our executive offices are located on our Manager’s premises in Dublin, Ireland, and we reimburse our Manager for the cost of those facilities pursuant to the management agreement.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. The consolidated financial statements for the period from May 3, 2007 (incorporation date) to December 31, 2007 have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See ‘‘Preliminary note’’ and Item 3 ‘‘Risk factors.’’

Overview

We are a company formed by Babcock & Brown to acquire and lease commercial jet aircraft and other aviation assets. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. Our strategy is to grow our portfolio through accretive acquisitions of aircraft and other aviation assets and to increase our distributable cash flows, while paying regular quarterly dividends to our shareholders.

On October 2, 2007, we completed our IPO and Private Placement and received gross proceeds totaling approximately $772.9 million. Of this amount, approximately $454.2 million was received in cash from the Offerings, and approximately $321.4 million was received in the form of interest-bearing notes receivable from certain private investors who participated in the private placement. Net underwriting fees and other offering costs totaling $26.4 million were incurred in connection with our IPO. In consideration for arranging the transactions associated with the Offerings, certain private placement investors agreed to pay B&B Air an aggregate of $3.0 million for certain offering costs.

On October 2, 2007, our subsidiary, B&B Air Funding also completed the issuance of $853.0 million in Notes at an offering price of 99.71282%, or $850.6 million, as part of the Securitization.

Using the net proceeds of the IPO, the Private Placement and the Securitization, less expenses related to the IPO, the Private Placement and the Securitization, and the retention of a cash balance of $120.8 million for the acquisition of additional aircraft, we acquired our Initial Portfolio of 47 commercial jet aircraft for a total base purchase price of $1,451.0 million. As of December 31, 2007, 45 of the 47 aircraft comprising our Initial Portfolio have been delivered. The remaining two aircraft were delivered in February 2008.

The final purchase price for Initial Portfolio was $1,443.1 million, which represents the following adjustments to the base purchase price:

–	Less (i) $12.5 million for the amount of rents received by the sellers from October 2, 2007 through the date of delivery of the aircraft and (ii) $0.2 million of other amounts;

–	Plus $4.8 million of investment earnings.

As title of each aircraft owned by our Predecessor was transferred to the Company, a prorated portion of the notes receivable from certain participants in the private placement, together with any accrued interest, was required to be paid to the Company. As of December 31, 2007, $319.5 million had been repaid on these notes and $1.8 million remained outstanding. In January 2008, the outstanding balance of the notes was fully repaid.

The acquisition of aircraft included in our Initial Portfolio was accounted for at the historical cost of our Predecessor. In addition, we have through our wholly-owned subsidiary, B&B Air Acquisition, acquired and taken delivery of seven aircraft in November and December 2007 and five additional aircraft in 2008 through March 31, 2008 using borrowings under our Aircraft Acquisition Facility.

Critical Accounting Policies and Estimates

B&B Air and JET-i have prepared their consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. The following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application.

Rental Revenue

Rental revenue from flight equipment under operating leases is recorded on a straight-line basis over the term of the lease. Rental revenue from finance leases is recognized on the interest method to produce a level yield over the life of the finance lease. Rentals received but unearned under the lease agreements are recorded in ‘‘Rentals received in advance’’ on the Consolidated Balance Sheet until earned. In certain cases, leases may provide for additional rentals based on usage which is recorded as revenue as it is earned under the terms of the lease. The usage is calculated based on passage of time or on hourly usage or cycles operated, depending on the lease agreement. Usage is typically reported monthly by the lessee and is non-refundable. Other leases provide for a lease-end adjustment payment by us or the lessee based on usage of the aircraft and its condition upon return. Lease-end adjustment payments received are included in rental revenue of flight equipment. Lease-end adjustment payments made are capitalized in ‘‘Flight equipment under operating leases, net’’ when they relate to planned major maintenance activities or expensed when they relate to minor maintenance activities.

Rent receivables represent unpaid, current lease obligations of lessees under existing lease contracts. No revenues are recognized, and no receivable is recorded, from a lessee when collectibility is not reasonably assured. Estimating whether collectibility is reasonably assured requires some level of subjectivity and judgment as it is based primarily on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of the lessee and the current economic conditions of the lessee’s operating environment. When collectibility of rental payments is not certain, revenue is recognized when cash payments are received. Collectibility is evaluated based on factors such as the lessee’s credit rating, payment performance, financial condition and requests for modifications of lease terms and conditions as well as security received from the lessee in the form of guarantees and/or letters of credit.

There were no allowances for doubtful accounts required at December 31, 2007.

Flight Equipment Under Operating Leases, Net

Flight equipment under operating lease previously owned by our Predecessor and comprising part of our Initial Portfolio is recorded at our Predecessor’s cost upon delivery to us, including costs required to transfer the aircraft. Other aircraft are recorded at its acquisition cost. Flight equipment under operating lease is depreciated on a straight-line basis over its remaining useful life to estimated residual value. Useful life is based on 25 years from the date of manufacture. Estimated residual values are generally estimated to be approximately 15% of original manufacturer’s price of aircraft when new. We may make exceptions to this policy on a case by case basis when, in our judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations would include, but are not limited to:

•	flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions; and

•	flight equipment which is out of production and may have a shorter useful life due to obsolescence.

Estimated residual values and useful lives of flight equipment are reviewed and adjusted if appropriate at each reporting period.

We apply Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (‘‘SFAS No. 144’’), which addresses financial accounting and reporting for impaired flight equipment and flight equipment that we intend to and reasonably expect to sell within a twelve-month period. In accordance with SFAS No. 144, we evaluate flight equipment for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. The review for recoverability has a level of subjectivity and requires the use of our judgment in the assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, we assess whether the fair values of the flight equipment exceed the carrying value and an impairment loss is required. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. The estimation of these future cash flows is subjective and requires the use of estimates. Future cash flows are assumed to occur under the current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including the existing lease, current contracted rates for similar aircraft, appraisal data and industry trends. Residual value assumptions generally reflect an aircraft’s booked residual, except where more recent industry information indicates a different value is appropriate. The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs.

At the time of aircraft acquisition, an evaluation is made whether the lease acquired with the aircraft is at fair market value. Lease premium relates to leases acquired that are determined to be above market value; lease discounts relate to leases acquired that are determined to be below fair market value. Lease premiums are capitalized into other assets and lease discounts are reserved in other liabilities and both are amortized on a straight-line basis to rent revenue over the lease term.

Investment in Direct Finance Leases

In accordance with Statement of Financial Accounting Standards No. 13, Accounting for Leases, we have recorded certain leases as investment in direct finance leases, which consists of lease receivables, plus the estimated residual value of the equipment on lease termination date less unearned income. The determination of residual values is subjective and requires the use of estimates. Residual values are determined based on estimated market values at the end of lease received from appraisers. Lease receivables represent the total rent to be received over the term of the lease reduced by rent already collected. Initial unearned income is the amount by which the original sum of the lease receivable and the estimated residual value exceeds the original cost of the leased equipment. Unearned income is amortized to finance lease income over the lease term in a manner that produces a constant rate of return on the net investment in the lease.

Derivative Financial Instruments

We use derivative financial instruments to manage exposure to interest rate risks. Derivatives are accounted for in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (‘‘SFAS No. 133’’), as amended. All derivatives are recognized on the balance sheet at their fair value. SFAS No. 144 provides special hedge accounting provisions, which permit the change in the fair value of the item being hedged to be recognized into earnings in the same period and in the same income statement line as the change in the fair value of the derivative instrument. On the date that the Company enters into a derivative contract, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction. Derivate instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivate instrument on the balance sheet as either a freestanding asset or liability. Changes in the fair value of an effective cash flow hedge are recorded in accumulated other comprehensive income (loss), net of tax until earnings are affected by the variability of cash flows of the hedged transaction.

Any derivate gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item are recognized directly into income. Changes in the fair value of derivative financial instruments that do not qualify for hedge treatment under SFAS No. 133 are recorded in income.

At the hedge’s inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in cash flows of the derivative instrument have been highly effective in offsetting changes in the cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued. When this occurs, unrecognized gains and losses recorded on hedged assets and liabilities are amortized over the remaining life of the hedged item beginning no later than when hedge accounting ceases.

Security Deposits and Maintenance Payment Liabilities

In the normal course of leasing aircraft to third parties under certain lease agreements, we receive cash or a letter of credit as security for contractual obligations and maintenance payments to be applied against the future maintenance of aircraft. Our aircraft are typically subject to triple-net leases under which the lessee is responsible for maintenance, insurance and taxes. Amounts collected from lessees for future maintenance of the aircraft are recorded as maintenance payment liabilities. Maintenance payment liabilities are attributable to specific aircraft. Upon occurrence of qualified maintenance events, funds are disbursed and the liability is relieved. In some leases the lessor may be obligated to contribute to maintenance related expenses on an aircraft during the term of the lease. In other instances, the lessee or lessor may be obligated to make a payment to the counterparty at the end of lease based on a computation stipulated in the lease agreement. The calculation is based on the utilization and condition of the airframe, engines and other major life-limited components as determined at lease termination. We may also incur maintenance expenses on off-lease aircraft. Scheduled major maintenance or overhaul activities and costs for certain high-value components that are paid by us will be capitalized and depreciated over the estimated useful life of such maintenance or component. Amounts paid by us for maintenance, repairs and re-leasing of aircraft that do not extend the useful life of flight equipment are expensed as incurred.

Maintenance payment liability balances at the end of a lease or any amount received as part of a redelivery adjustment are recorded as operating lease revenue at lease termination. When flight equipment is sold, maintenance payment liabilities which are not specifically assigned to the buyer are released from the balance sheet as part of the disposition gain or loss.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Where amounts do not meet these recognition criteria, they are deferred and recognized in the period in which the recognition criteria are met.

•	Operating lease revenue. We receive lease revenues from flight equipment under operating leases. Rental income from aircraft rents is recognized on a straight-line basis over the respective lease terms. Contingent rents are recognized as revenue when they are earned. Revenue is not recognized when collection is not reasonably assured.

•	Finance lease income. Revenue from direct finance leases is recognized on the interest method to produce a level yield over the life of the finance lease. Expected unguaranteed residual values of leased assets are based on our assessment of residual values and independent appraisals of the values of leased assets remaining at expiration of a lease term.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to: (i) the consolidated statement of operations of B&B Air for the period from May 3, 2007 (incorporation date) to December 31, 2007; (ii) the consolidated statement of operations of JET-i for the year ended December 31, 2006 and for the period from November 22, 2005 (commencement of operations) to December 31, 2005; and (iii) the consolidated statement of operations of JET-i for the years ended December 31, 2007 and 2006.

The historical financial and operating results of JET-i for the years ended December 31, 2007 and 2006 discussed below are not intended to be indicative of what results B&B Air would have had if we had acquired, maintained and operated the aircraft owned by JET-i in the periods presented below as B&B Air’s debt and equity structure and management agreements differ significantly from those of JET-i’s.

Consolidated Statement of Operations of B&B Air for the period from May 3, 2007 (incorporation date) to December 31, 2007 (‘‘Period’’)

For the period from May 3, 2007 (incorporation date) to December 31, 2007
(Dollars in thousands)
Revenues
Operating lease revenue	$26,042
Finance lease income	2,365
Interest income	4,927
Total revenues	33,334
Expenses
Depreciation	8,573
Interest expense	14,628
Hedging costs related to interest rate swap option	1,725
Selling, general and administrative	4,866
Maintenance and other costs	165
Total expenses	29,957
Net income before provision for income taxes	3,377
Provision for income taxes	1,032
Net income	$2,345

As of December 31, 2007, we had received delivery of 45 aircraft of the 47 aircraft comprising our Initial Portfolio. In addition, through our subsidiary B&B Air Acquisition, we acquired an additional seven aircraft in November and December 2007.

Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the Period, we recorded no end of lease payments into income. Lease discounts and premiums amortized into lease revenue during the Period totaled $0.2 million and $37,000, respectively.

As of December 31, 2007, we had 4 aircraft under finance leases. We recorded $2.4 million in finance lease income during the Period.

During the Period, we recorded interest earned on our cash balances totaling $4.9 million.

We depreciate our flight equipment under operating leases on a straight-line basis over its remaining estimated useful life to estimated salvage value. Depreciation expense during the Period for the 45 aircraft from our Initial Portfolio was $8.0 million, and for aircraft owned by B&B Air Acquisition and its subsidiaries was $0.6 million.

Our subsidiary, B&B Air Funding, issued Notes on October 2, 2007 that bear interest at the prevailing one-month LIBOR plus 0.67%. Interest expense incurred during the Period totaled $12.1 million for the Notes.

B&B Air Funding has also entered into a revolving credit facility under which advances bear interest at the one-month LIBOR plus 1.20%. A commitment fee of 0.40% is due based on the unused portion of the Liquidity Facility. Commitment fees of $0.1 million were incurred on the undrawn portion of the Liquidity Facility during the Period.

To finance the acquisition of aircraft, B&B Air Acquisition entered into a senior secured revolving Aircraft Acquisition Facility. Borrowings under the Aircraft Acquisition Facility bear interest at a rate of one-month LIBOR based rate plus an applicable margin, currently set at 1.25% per annum for Tranche A borrowings and 4.00% per annum for Tranche B borrowings. Unused amounts under Tranche A accrue a commitment fee of 0.3% per annum based on the daily average unutilized balance. As of December 31, 2007, $132.6 million was outstanding under Tranche B and interest expense of $0.5 million was incurred during the Period. Commitment fees applicable to Tranche A, totaling $0.4 million were also incurred during the Period.

Hedging costs of $1.7 million related to interest rate swaps were incurred during the Period. As a protection against rising interest rates in connection with our issuance of Notes, JET-i entered into two interest rate swap option contracts for our benefit. The interest rate swap options provided the Company with an option to enter into interest rate swap agreements, and we have agreed to share a portion of the cost with our Predecessor.

Selling, general and administrative totaling $4.9 million during the Period primarily consists of servicing and management expenses.

Maintenance and other leasing costs totaling $0.2 million during the Period primarily consist of re-marketing and aircraft related expenses.

Provision for income tax of $1.0 million consists primarily of Irish income tax incurred. We are tax-resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25% on non-trading income. Interest income is generally taxed at the 25% rate.

Our consolidated net income for the Period amounted to $2.3 million.

Consolidated Statement of Operations of JET-i (our Predecessor) for the years ended December 31, 2007 and 2006

	Year ended December 31, 2007	Year ended December 31, 2006	Increase/ (decrease)	Percentage difference
	(Dollars in thousands)
Revenues
Operating lease revenue	$107,620	$56,566	$51,054	90.3%
Finance lease income	7,477	1,668	5,809	>100.0%
Interest income	5,190	3,115	2,075	66.6%
Other revenues	750	—	750	100.0%
Total revenues	121,037	61,349	59,688	97.3%
Expenses
Depreciation	34,548	17,976	16,572	92.2%
Interest expense	61,541	33,840	27,701	81.9%
Interest expense – related party	11,585	6,390	5,195	81.3%
Debt extinguishment costs	9,165	—	9,165	100.0%
Selling, general and administrative	4,588	3,321	1,267	38.2%
Maintenance and other costs	2,415	1,379	1,036	75.1%
Mark-to-market of non-hedge derivatives	(5,898)	5,898	(11,796)	(>100.0%)
Hedging costs related to interest rate swap option	5,423	—	5,423	100.0%
Swap breakage costs	12,500	—	12,500	100.0%
Total expenses	135,867	68,804	67,063	97.5%
Net loss from continuing operations before provision for income taxes	(14,830)	(7,455)	(7,375)	(98.9%)
Provision for income taxes	466	17	449	>100.0%
Net loss	$(15,296)	$(7,472)	$(7,824)	(>100.0%)

Prior to the sale of all its aircraft to B&B Air, JET-i had 44 aircraft in its portfolio in 2007. As of December 31, 2006 JET-i had 37 aircraft in its portfolio.

Compared to 2006, operating lease revenue increased $51.1 million to $107.6 million during the year ended December 31, 2007. The increase was primarily due to (i) purchase of additional aircraft under operating lease that generated $17.2 million of revenue during the year, (ii) full year’s lease revenue recognized in the following year for aircraft purchased during the prior year that generated $34.6 million of incremental revenue, and (iii) revenues for leases re-marketed generated $ 7.4 million of revenues during the year. These increases were partially offset by a decrease in revenues of $8.1 million resulting from lease expirations.

Aircraft under finance lease were purchased by our Predecessor in July and November 2006 which accounted for the finance lease income of $7.5 million and $1.7 million for the years ended December 31, 2007 and 2006, respectively.

Compared to 2006, interest income increase by $2.1 million to $5.2 million during the year ended December 31, 2007 primarily due to higher cash balances resulting from more aircraft rentals.

Compared to 2006, depreciation increased $16.6 million during the year ended December 31, 2007. The increases were primarily due to (i) purchase of additional aircraft under operating lease resulting in additional depreciation of $5.4 million for the year, (ii) full year’s depreciation expense recorded in the following year for aircraft purchased during the prior year totaling $10.2 million and (iii) new lessor maintenance contribution amortization of $1.5 million for the year. These increases were partially offset by decreases primarily due to the transfers of JET-i’s aircraft to B&B Air totaling $0.5 million.

Compared to 2006, interest expense increased $32.9 million during the year ended December 31, 2007. The increases were primarily due to additional interest cost incurred from the debt funding of aircraft purchases.

In connection with the early payoff by JET-i of its aircraft warehouse credit facility, unamortized loan costs totaling $9.2 million were written-off and recognized as debt extinguishment costs.

Compared to 2006, selling, general and administrative expenses increased $1.3 million during the year ended December 31, 2007. The increases were primarily due to servicing and management expenses resulting from increases in the number of aircraft.

Compared to 2006, maintenance and other leasing costs increased $1.0 million during the year ended December 31, 2007. The increases were primarily due to re-marketing costs and purchases of additional aircraft.

Changes in the fair value of JET-i’s derivatives which were recorded into income for 2007 amounted to $5.9 million.

To protect the owners of JET-i Holdings LLC (‘‘Holdings’’), the parent company of JET-i, against rising interest rates in connection with B&B Air’s IPO and Securitization, JET-i entered into two interest rate hedge options for the benefit of B&B Air. The interest rate swap options provided B&B Air with an option to enter into interest rate swap agreements. The options were settled in cash and JET-i recorded into expense its share of the hedging costs of $5.4 million.

In 2007, JET-i terminated its interest rate swap agreements and paid breakage costs of $12.5 million to the swap counterparty.

JET-i is a flow-through entity for U.S. federal and state income tax purposes. It has subsidiaries in Ireland that pay Irish income tax. Irish income taxes incurred by the Irish subsidiaries during the years ended December 31, 2007 and 2006 totaled $0.5 million and $17,000, respectively.

JET-i’s consolidated net loss increased from $7.5 million for the year ended December 31, 2006 to $15.3 million for the year ended December 31, 2007.

Consolidated Statement of Operations of JET-i (our Predecessor) for the years ended December 31, 2006 and for the period from November 22, 2005 (commencement of operations) to December 31, 2005

	Year ended December 31, 2006	Period from November 22, 2005 (incorporation date) to December 31, 2005	Increase/ (decrease)	Percentage difference
	(Dollars in thousands)
Revenues
Operating lease revenue	$56,566	$550	$56,016	>100.0%
Finance lease income	1,668	—	1,668	100.0%
Interest income	3,115	65	3,050	>100.0%
Total revenues	61,349	615	60,734	>100.0%
Expenses
Depreciation	17,976	156	17,820	>100.0%
Interest expense	33,840	487	33,353	>100.0%
Interest expense – related party	6,390	288	6,102	>100.0%
Selling, general and administrative	3,321	331	2,990	>100.0%
Maintenance and other costs	1,379	145	1,234	>100.0%
Mark-to-market of non-hedge derivatives	5,898	—	5,898	100.0%
Total expenses	68,804	1,407	67,397	>100.0%
Net loss from continuing operations before provision for income taxes	(7,455)	(792)	(6,663)	(>100.0%)
Provision for income taxes	17	—	17	100.0%
Net loss	$(7,472)	$(792)	$(6,680)	(>100.0%)

The number of aircraft in our Predecessor’s fleet increased from three as of December 31, 2005 to 37 as of December 31, 2006. References to 2005 and 2006 refer to the period from November 22 to December 31, 2005 and for the year ended December 31, 2006, respectively.

Operating lease revenues increased to $56.6 million in 2006 from $0.6 million in 2005. This increase was primarily due to the purchase of 30 additional aircraft under operating lease during 2006 that generated $47.6 million of lease revenue during the year and an additional $8.4 million of incremental lease revenue from the full-year lease of three aircraft acquired in 2005.

Finance lease income increased to $1.7 million in 2006 from $0 in 2005 due to the purchase of four aircraft under finance lease during 2006.

Compared to 2005, interest income increased to $3.1 million in 2006. The increase was primarily due to higher cash balances resulting from more aircraft rentals.

Depreciation increased to $18.0 million in 2006 compared to $0.2 million in 2005. This increase was due primarily to additional depreciation of $15.8 million associated with the 30 additional aircraft purchased in 2006 and an additional $2.0 million due to the full-year impact of aircraft acquired in 2005.

Interest expense and interest expense – related party increased to $40.2 million in 2006 compared to $0.8 million in 2005 as a result of additional interest cost from the debt funding of the additional investment in aircraft in 2006 of $854.7 million.

Selling, general and administrative increased to $3.3 million in 2006 compared to $0.3 million in 2005 due to an increase in servicing and management expenses of $2.0 million, and an increase in operational expenses of $1.0 million as a result of the increase in the number of aircraft.

Maintenance and other leasing costs increased to $1.4 million in 2006 compared to $0.1 million in 2005 due primarily to the purchase of 34 additional aircraft in 2006.

The change in the fair value of JET-i’s derivatives which was recorded into expense for 2006 amounted to $5.9 million.

Provision for income tax expense of $17,000 for 2006 consisted primarily of Irish income tax incurred.

Our Predecessor’s net loss increased from $0.8 million in 2005 to $7.5 million in 2006.

Liquidity and Capital Resources

Cash Flows of B&B Air for the period from May 3, 2007 (incorporation date) to December 31, 2007

For the period from May 3, 2007 (incorporation date) to December 31, 2007, we generated cash flows from operations of $22.2 million consisting of (i) $10.3 million in cash flows from operating leasing activities and (ii) $11.9 million from net changes in operating assets and liabilities.

Cash flows from investing activities relate primarily to the acquisition of aircraft and proceeds from finance leases. Cash used in investing activities for the period from May 3, 2007 (incorporation date) to December 31, 2007 totaled $1,366.4 million. Cash flows utilized in the acquisition of aircraft included in our Initial Portfolio and additional aircraft was $1,368.4 million, which was partially offset by cash flows provided from proceeds from finance leases of $2.6 million for the period from May 3, 2007 (incorporation date) to December 31, 2007.

Cash flows from financing activities relate to movements in (i) our restricted cash balance. (ii) proceeds from and disbursements of security deposits and maintenance payment liabilities, (iii) proceeds received from the Securitization and the Offerings, and (iv) borrowings under the aircraft Aircraft Acquisition Facility. Cash provided by financing activities for the period from May 3, 2007 (incorporation date) to December 31, 2007 totaled $1,359.9 million.

Cash Flows of JET-i (our Predecessor) for the years ended December 31, 2007 and 2006

Our Predecessor used cash in its operations of $3.2 million in 2007 compared to cash provided by operations of $33.9 million in 2006. The decrease in operating cash in 2007 compared to 2006 was primarily the result of (i) a $3.6 million decrease in cash flows from operations resulting primarily from the increase in our Predecessor’s net loss and (ii) a $33.5 million decrease in operating assets and liabilities in 2007 compared to 2006 due to its wind-down of operations.

Cash flows from investing activities relate to the acquisition of aircraft, proceeds received in connection with the transfer of aircraft to B&B Air and proceeds from finance leases. Proceeds received by our Predecessor in 2007 in connection with the transfer of aircraft to B&B Air totaled $1,086.7 million. In addition, cash utilized in the acquisition of aircraft and for aircraft expenditures was $268.2 million in 2007 compared to $864.1 million in 2006. Proceeds from finance leases totaled $8.2 million in 2007 compared to $2.2 million in 2006.

Cash flows from financing activities relate to movements in our Predecessor’s restricted cash balance; proceeds from and disbursements of security deposits and maintenance payment liabilities; proceeds received from borrowings under our Predecessor’s warehouse credit facility, net of repayments; equity investments in our Predecessor to fund aircraft investments; and distributions made by our Predecessor to Holdings. Cash used for financing activities totaled $818.6 million in 2007 compared to cash provided by financing activities of $826.7 million in 2006. The decrease is primarily due to: (i) repayments made on our Predecessor’s credit facility totaling $1,078.2 million in 2007 and (ii) decrease in proceeds from the credit facility in 2007 compared to 2006 of $566.2 million.

Cash Flows of JET-i (our Predecessor) for the years ended December 31, 2006 and for the period from November 22, 2005 (commencement of operations) to December 31, 2005

Our Predecessor generated cash from operations of $33.9 million in 2006 compared with $0.6 million in 2005. The increase in operating cash flow in 2006 compared to 2005 was primarily the result of (i) $19.0 million of increased cash flows from leasing activities arising from new aircraft additions during 2006 and the full-year impact of aircraft acquired in 2005 and (ii) $14.3 million increase in operating assets and liabilities in 2006 compared to 2005.

Cash used in investing activities in 2006 was $860.6 million compared with cash used in investing activities of $54.1 million in 2005 primarily due to the acquisition of 34 aircraft in 2006.

Cash provided by financing activities was $826.7 million in 2006 compared to $53.5 million in 2005. The increase was due to the increase of $804.8 million in proceeds received from borrowings under our Predecessor’s warehouse credit facility, net of repayments and loan issuance costs in 2006 as compared to 2005.

Our Future Cash Flows

The principal factors affecting our expected cash flows include lease revenues from our aircraft, cash interest payments made on the notes and the Aircraft Acquisition Facility, operating expenses, cash tax payments and dividend payments.

Our revenues will increase in 2008 over 2007 as we expect to receive a full year’s rent from our existing leases, we receive delivery of the remaining two aircraft comprising our Initial Portfolio, and as we acquire additional aircraft. We have recently been approached by one our lessees who represents approximately 4.5% of our anticipated annualized revenues for 2008. The lessee was current on rent payments at December 31, 2007 and continues to be current through March 31, 2008. However, due to on-going financial difficulties, the lessee has informed us of their intention to cease making rent payments beginning in April 2008. We believe they may initiate a legal process leading to the early termination of the leases and a return of the aircraft to us. We believe that we will be able to remarket these aircraft upon their return. We anticipate revenues from our aircraft will be sufficient to fund our working capital needs including interest payments due on our debt obligations, operating expenses, cash tax payments and dividends to our shareholders.

The declaration and payment of future dividends will be at the discretion of our board of directors who have adopted a policy to pay a regular quarterly cash dividend to our shareholders. Our dividend policy is based on the cash flow profile of our business. We generate significant cash flow from leases with a diversified group of commercial aviation customers. The distributable cash flow on which we focus is derived principally from our minimum contracted lease rentals, reduced by our net cash interest expenses, cash selling, general and administrative expenses and cash taxes. We intend to distribute a portion of our cash flow to our shareholders, while retaining cash flow for reinvestment in our business. Retained cash flow may be used to fund acquisitions of aircraft and other aviation assets, make debt repayments and for other purposes, as determined by our management and board of directors. Our dividend policy reflects our judgment that by reinvesting a portion of our cash flow, we will be able to provide value to our shareholders by enhancing our long-term dividend paying capacity. Our objectives are to maintain and to increase distributable cash flow per share through acquisitions of additional aircraft and other aviation assets. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors as our board of directors deems relevant.

Subsequent to December 31, 2007, we declared and paid a dividend of $0.50 per share or approximately $16.8 million. We expect to declare a similar dividend with respect to the first quarter of 2008 in April 2008, to be paid in May 2008.

Maintenance Cash Flows.    Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives. Our portfolio as of December 31, 2007 included 30 leases pursuant to which we collect maintenance reserve payments that are determined based on passage of time or usage of the aircraft measured by hours flown or cycles operated. Under these leases, we are obligated to make reimbursements to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee. Certain leases also require us to make maintenance contributions for costs associated with certain major overhauls or certain other modifications in excess of any maintenance payments received. Major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. We are not obligated to make maintenance reimbursements or contributions under leases at any time that a lessee default is continuing. Under 22 leases in our portfolio as of December 31, 2007, we are not obligated to make any maintenance contributions. However, most of these 22 leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease and its condition upon return. Most such payments are likely to be made by the lessee to us, although payments may be required to be made by us to the lessee. We expect that maintenance reserve payments and lease-end adjustment payments we will receive from lessees will at least meet and may exceed aggregate maintenance contributions and lease-end adjustment payments that we will be required to make.

Our Future Sources of Liquidity

We operate in a capital-intensive industry. We expect to fund our capital needs from excess cash flow and debt and equity financing, including borrowings under our Aircraft Acquisition Facility. As of December 31, 2007, approximately $132.9 million had been drawn under the Aircraft Acquisition Facility to fund the $227.6 of aircraft acquisitions made during the fourth quarter of 2007. Approximately $971.1 million remained available to fund future acquisitions as of December 31, 2007. During the first quarter of 2008, an additional $285.4 million was used to fund aircraft acquisitions leaving approximately $687.0 million of borrowing capacity remaining under the Aircraft Acquisition Facility. The availability of borrowing capacity under this facility ends on the earlier of November 6, 2009 or a date six months after 90% of the Facility Amount has been drawn. Borrowings under the Aircraft Acquisition Facility are limited such that the outstanding amounts may not exceed the sum of: (i) 85% of the appraised value of the underlying aircraft, (ii) 50% of the maintenance reserves paid with respect to such aircraft, and (iii) 100% of the cash collateral (other than maintenance reserves and security deposits) pledged to secured the loans. The Aircraft Acquisition Facility is not expected to meet our long-term capital needs and additional sources of financing will be required to fund our planned growth.

Our short-term liquidity needs will include working capital for operations associated with our aircraft, interest payments and cash to pay dividends to our shareholders. We expect that cash on hand and cash flow provided by operations will satisfy our short-term liquidity needs with respect to our portfolio and dividend payments through the next 12 months.

Our sole source of operating cash flows is from distributions made to us by our subsidiaries, B&B Air Funding and B&B Air Acquisition. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing their debt financing.

Our liquidity needs also include the funding of acquisitions of additional aircraft and other aviation assets that we expect will drive our growth. We do not expect to be able to finance these liquidity needs solely from operating cash flow and may finance acquisitions through additional securitizations, borrowings under our Aircraft Acquisition Facility or other bank facilities and additional debt and equity offerings. Our ability to execute our business strategy to acquire these additional assets therefore depends to a significant degree on our ability to access bank borrowings and debt and equity capital markets.

We expect to refinance amounts outstanding under our Notes and Aircraft Acquisition Facility. We expect to refinance the Notes on or prior to August 2012. In the event that the Notes are not repaid on or prior to such date, any excess cash flow provided by the leases in our Initial Portfolio will be used to repay the principal amount of the Notes and will not be available to us to pay dividends to our shareholders. Prior to the end of the availability period, we expect to refinance some or all of the amount outstanding on the Aircraft Acquisition Facility.

Our access to debt and equity financing to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. We believe that funds will be available to support our growth strategy and that we will be able to pay dividends to our shareholders as contemplated by our dividend policy. However, deterioration in our performance or in the capital markets could limit our access to these sources of financing, increase our cost of capital, or both, which could negatively affect our ability to raise additional funds, grow our aircraft portfolio and pay dividends to our shareholders.

Financing

Aircraft Acquisition Facility

Our subsidiary, B&B Air Acquisition, has entered into a senior secured revolving credit facility with an affiliate of Credit Suisse Securities (USA) LLC and several other lenders on November 7, 2007. The Aircraft Acquisition Facility provides for loans in an aggregate amount of up to $1.2 billion, $96 million of which constitutes an equity tranche that we provided to B&B Air Acquisition and which must be fully drawn before any of the remaining $1.1 billion may be drawn. Borrowings under the Aircraft Acquisition Facility are used to finance the acquisition of additional aircraft. All borrowings under the Aircraft Acquisition Facility are subject to the satisfaction of terms and conditions, including the absence of a default and the accuracy of representations and warranties and to agent consent.

Availability.    The Aircraft Acquisition Facility is available for a period of up to two years. The availability period ends on the earlier of November 6, 2009 or a date six months after 90% of the Total Facility Amount ($1,080 million including the $96 million in equity) has been drawn. The $96 million tranche of equity must be drawn first, a $184 million Tranche B of loans must be drawn next and a $920 million Tranche A of loans becomes available thereafter. The availability of loans under Tranche A and Tranche B is limited such that the outstanding amounts under such tranches combined cannot exceed the sum of (i) 85% of the appraised value of the aircraft financed under the Aircraft Acquisition Facility, (ii) 50% of maintenance reserves paid with respect to such aircraft, and (iii) 100% of the cash collateral (other than maintenance reserves and security deposits) pledged to secured the loans. As of December 31, 2007, the $96 million tranche of equity was fully drawn down.

Commitment Fees.    B&B Air Acquisition has paid a commitment fee of 0.30% per annum on a monthly basis to the Tranche A lenders on the undrawn amount of their Tranche A commitment. A commitment fee of 0.30% per annum will be payable monthly to the Tranche B lenders on the undrawn amount of their Tranche B commitment commencing May 2008, six months after the date of signing the credit agreement.

Principal Payments.    Commencing on the earlier of the date six months after 90% of the Aircraft Acquisition Facility is utilized or November 6, 2009, the second anniversary of the signing the credit agreement, all available cash flow from the aircraft held by B&B Air Acquisition will be required to be applied to repay principal on the loans. Unless lenders of no less than two-thirds of the aggregate outstanding Tranche A and Tranche B loans agree to an extension, all amounts outstanding must be repaid in four quarterly installments commencing approximately four to five years after the date of signing the credit agreement.

B&B Air Acquisition may make voluntary prepayments under the Aircraft Acquisition Facility. In addition, B&B Air Acquisition is required to make partial prepayments with the proceeds of sales of aircraft financed under the Aircraft Acquisition Facility and all insurance and other proceeds received with respect to any event of total loss of aircraft financed under the Aircraft Acquisition Facility.

Interest.    Borrowings and equity drawings under the Aircraft Acquisition Facility will bear interest or earn a return at a rate based on the one-month LIBOR plus an applicable margin. Initially, the applicable margin for Tranche A is 1.25% per annum, for Tranche B is 4.00% per annum and for the tranche of equity, a distribution may be made equal to the percentage determined monthly such that the margin for the entire drawn amount of loans and equity under the facility will be 2.5% per annum. After the first quarterly installment of principal is due approximately four to five years after the date of signing the credit agreement, the applicable margin for Tranche A and Tranche B increases by 0.25% per quarter up to a maximum margin of 3.75% for Tranche A and 8.00% for Tranche B.

Collateral.    Borrowings are secured by our equity interest in B&B Air Acquisition, the equity interest in each subsidiary of B&B Air Acquisition, the aircraft and the leases of the aircraft held by B&B Air Acquisition and its subsidiaries and certain cash collateral, maintenance reserves and other deposits. In order of security interest and priority of payment, tranche A ranks above tranche B and the tranche of equity, and both tranche A and B rank above the tranche of equity.

Covenants.    The Aircraft Acquisition Facility contains the following covenants:

•	delivery of financial and other reports;

•	maintenance of a monthly interest coverage ratio of at least 1.1 to 1, and a rolling three-month interest coverage ratio of at least 1.25 to 1;

•	a requirement that the aircraft in B&B Air Acquisition’s portfolio comply with lessee, geographic and aircraft type and age concentration limits; and

•	customary covenants for a senior secured credit facility of this nature.

Securitization

Our subsidiary, B&B Air Funding, has completed an aircraft lease securitization of our Initial Portfolio that generated net proceeds of approximately $825.1 million after deducting initial purchasers’ discounts and fees. In connection with the Securitization, B&B Air Funding also entered into the Liquidity Facility that provides B&B Air Funding and its subsidiaries with up to $60 million of revolving credit capacity. The Liquidity Facility may be drawn upon, subject to certain conditions, to pay certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the notes.

Interest Rate.    The Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.67%. Interest expense for the Securitization also includes amounts payable to the policy provider and the Liquidity Facility provider thereunder. Interest and any principal payments due are payable monthly.

Payment Terms.    During the first 33 months, there are no scheduled principal payments on the Notes and for each month between the 33rd month and the 58th month following the closing date of Securitization, there are scheduled principal payments in fixed amounts, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, cash flow generally will not be available to us for the payment of dividends since principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively after the 57th month following the closing date of the Securitization, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees of the service providers, the Liquidity Facility provider and the policy provider, interest on the Notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture.

For each month between the 33rd month and the 58th month following the closing date of the Securitization, subject to satisfying a debt service coverage ratio and other covenants, the minimum scheduled payments of principal will be approximately $1.0 million per month.

The scheduled final payment date of the Notes is August 14, 2012, which will be approximately five years after the date of issuance of the Notes and assumes the refinancing of the Notes. Under the Securitization, we also determined a final payment date of December 14, 2018, which was arrived at assuming no refinancing of the Notes and based on assumptions with respect to possible revenue scenarios designed to illustrate some of the payment characteristics of the Notes and were not intended to be projections, estimates, forecasts or forward-looking statements. The final maturity date of the Notes will be November 14, 2033.

Available Cash.    B&B Air Funding is required to maintain as of each monthly payment date cash in an amount sufficient to cover its operating expenses for a period of one month or, in the case of maintenance expenditures, six months, following such payment date. All cash flows attributable to the underlying aircraft after the payment of amounts due and owing in respect of, among other things, maintenance and repair expenditures with respect to the aircraft, insurance costs and taxes and all repossession and remarketing costs, certain amounts due to any credit support providers, swap providers, the policy provider, trustees, directors and various service providers will be distributed in accordance with the priority of payments set forth in the indenture. B&B Air Funding, however, will be required to use the amount of excess Securitization cash flows to repay principal under the Notes instead of paying dividends upon the occurrence of certain events, including failure to maintain a specified debt service coverage ratio, certain events of bankruptcy or liquidation and any acceleration of the Notes after the occurrence of other events of default.

Otherwise, we intend to use the excess Securitization cash flow to pay dividends, to convert passenger aircraft to freighter aircraft if the economics support the conversion, and to purchase additional aircraft and other aviation assets.

We expect to refinance the Notes on or prior to August 2012. In the event that the Notes are not refinanced on or prior to that month, any excess Securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders.

Redemption.    We may, on any payment date, redeem the Notes by giving the required notices and depositing the necessary funds with the trustee. A redemption prior to acceleration of the Notes may be of the whole or any part of the notes. A redemption after acceleration of the Notes upon default may only be for the whole of the notes.

We may, on any payment date, redeem the Notes in whole or from time to time in part, at the following redemption prices, expressed as percentages of principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption, if redeemed on the dates indicated below:

Redemption Date	Price
On or after October 2, 2007, but before October 14, 2008	102.00%
On or after October 14, 2008, but before October 14, 2009	101.00%
On or after October 14, 2009, but before April 14, 2010	100.36%
On or after April 14, 2010, but before October 14, 2010	100.27%
On or after October 14, 2010, but before April 14, 2011	100.17%
On or after April 14, 2011, but before October 14, 2011	100.09%
On or after October 14, 2011	100.00%

Collateral.    The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland and in any additional aircraft of B&B Air Funding so registered at any time prior to the second anniversary of the closing date of the Securitization. B&B Air Funding agreed not to encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. B&B Air Funding also agreed not to incur any indebtedness, except as permitted under the indenture, other than the Notes, any permitted credit and liquidity enhancement facilities and the obligations related to the policy.

Default and Remedies.    B&B Air Funding will be in default under the transaction documents in the event that, among other things, interest on the Notes is not paid on any payment date (after a grace period of five business days) or principal due on the final maturity date is not paid, certain other covenants are not complied with and such noncompliance materially adversely affects the noteholders, B&B Air Funding or any of its significant subsidiaries becomes the subject of insolvency proceedings or a judgment for the payment of money exceeding five percent of the depreciated base value of the Initial Portfolio is entered and remains unstayed for a period of time. Following any such default and acceleration of the Notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the Notes after the occurrence of any event of default, all cash generated by B&B Air Funding will be used to prepay the Notes and will not be available to us to make distributions to our shareholders

Certain Covenants.    B&B Air Funding is subject to certain operating covenants including relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial

Portfolio including covenants relating to the disposition of aircraft, lease concentration limits restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described below.

•	Aircraft Dispositions. The ability of B&B Air Funding to sell aircraft is limited under the Securitization documentation. B&B Air Funding may sell up to ten aircraft without the consent of the policy provider and additional aircraft with the consent of the policy provider provided that such sales do not violate the concentration limits discussed below and the price is above 107% of the obligations of the notes allocable to such aircraft. B&B Air Funding may also sell aircraft provided that (1) sales in any one year do not exceed 10% of the initial average base value of all our aircraft as adjusted for depreciation as provided in the indenture, (2) such sales do not violate the concentration limits, (3) Moody’s confirms its rating on the notes and (4) the policy provider consents.

•	Concentration Limits. B&B Air Funding may only enter into a future lease (other than a renewal, extension or restructuring of any lease) if, after entering into such future lease, B&B Air Funding is in compliance with certain criteria in respect of limits based on, among other things, the proportion of our portfolio leased to our largest lessees, the regional concentration of our lessees and the sovereign ratings of the countries in which our lessees are located. B&B Air Funding will be permitted to vary from these limits if B&B Air Funding receives a confirmation from Moody’s that it will not lower, qualify or withdraw its ratings on the notes as a result of such lease and the policy provider consents to such lease. These limits may place limits on B&B Air Funding’s ability (absent a third-party consent) to re-lease the aircraft in our Initial Portfolio to certain customers at certain times, even if to do so would provide the best risk-adjusted cash flow and would be within our risk policies then in effect.

•	Debt Service Coverage Ratio. From (and including) the monthly period beginning in July 2010 and continuing through July 2012, B&B Air Funding is required to maintain a debt service coverage ratio of 1.80 to 1. In the event that such debt service coverage ratio is not maintained for two consecutive months, all amounts on deposit in the collections account will be applied towards the outstanding principal balance of the notes after the payment of expenses, senior hedge payments and amounts due and owing to the policy provider and the liquidity facility provider.

•	Leases. When re-leasing any aircraft, B&B Air Funding must do so in accordance with certain core lease provisions set forth in the indenture. The core lease provisions include, but are not limited to, maintenance, return conditions in respect of the aircraft, lease termination events and prohibitions on the assignments of the leases. These core lease provisions may not be amended without the consent of the policy provider.

•	Additional Aircraft. B&B Air Funding is not permitted to acquire any aircraft other than the aircraft in the Initial Portfolio unless certain conditions are satisfied, including that the acquisition does not result in an event of default under the transaction documents and does not result in a default under the applicable concentration limits. We have the right to contribute additional aircraft from time to time to B&B Air Funding. In the event that additional notes are issued to finance the acquisition of additional aircraft, B&B Air Funding must obtain the prior written consent of the policy provider and liquidity facility provider and a confirmation from the rating agencies rating the notes that they will not lower, qualify or withdraw their ratings on the notes as a result of the acquisition. Additional aircraft may include, among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. Any additional notes issued will rank pari passu in right of payment of principal and interest with B&B Air Funding’s outstanding notes. The acquisition of additional aircraft will also require the approval of the directors (including the equity director) of B&B Air Funding.

•	Modification of Aircraft and Capital Expenditures. B&B Air Funding is generally not permitted to make capital expenditures in respect of any optional improvement or modification of an aircraft in the Initial Portfolio, including aircraft conversions from passenger to cargo aircraft, or for the purpose of purchasing or otherwise acquiring any engines or parts outside of the ordinary course of business, excluding any capital expenditures made in the ordinary course of business in connection with an existing or new lease or the sale of an aircraft, and excluding capital expenditures where: (1)

conversions or modifications are funded by capital contributions from us, (2) modification payments are made the aggregate net cash cost of which do not exceed 5% of the aggregate initial average base value of the Initial Portfolio (other than modification payments funded, with capital contributions from us) or (3) modification payments are permitted under the servicing agreement without express prior written approval of B&B Air Funding. Subject to certain conditions set forth in the indenture, B&B Air Funding is also be permitted to use funds available to make scheduled principal payments on the notes and amounts available for distributions to us for the purpose of converting passenger aircraft in the Initial Portfolio to freighter or mixed use configuration.

•	Other Covenants. The indenture contains other covenants customary for a securitization, including covenants that restrict the investment and business activities of B&B Air Funding, maintain the special purpose and bankruptcy remoteness characteristics of B&B Air Funding, limit the amount and type of debt, guarantees or other indebtedness that can be assumed by B&B Air Funding entities, restrict B&B Air Funding’s ability to grant liens or other encumbrances, require the maintenance of certain airline hull, liability, war risk and repossession insurance and limit the ability of the members of B&B Air Funding to merge, amalgamate, consolidate or transfer assets.

As of December 31, 2007, B&B Air Funding was in compliance with all the covenants under the notes.

Liquidity Facility

In conjunction with the completion of the Securitization, B&B Air Funding, the cash manager and BNP Paribas, entered into the Liquidity Facility for the benefit of the Noteholders. The aggregate amounts available under the Liquidity Facility will be at any date of determination, the lesser of (a) $60 million and (b) the greater of (i) the then outstanding aggregate principal amount of notes and (ii) $35 million. Advances may be drawn to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued under the indenture. Prior to any drawing on the Liquidity Facility, the cash reserve will be drawn in full. Upon each drawing under the Liquidity Facility, B&B Air Funding is required to reimburse the provider of the Liquidity Facility for the amount of such drawing plus accrued interest on such drawing in accordance with the order of priority specified in the indenture. Upon the occurrence of certain events, including a downgrade of the provider of the Liquidity Facility below a certain ratings threshold, the Liquidity Facility will be drawn in full and the proceeds will be deposited in an account established under the indenture and will be available for the same purposes as drawings under the Liquidity Facility. Drawings under the initial Liquidity Facility bear interest at one-month LIBOR plus a spread of 1.2%. B&B Air Funding was also required to pay an upfront fee of $360,000 at closing and a commitment fee of 40 basis points on each payment date to the provider of the Liquidity Facility.

Our obligations under the Liquidity Facility are secured under the security trust agreement on the same basis as other indebtedness of B&B Air Funding.

Capital Expenditures

During December 2007, we acquired and took delivery of seven additional aircraft. The fleet of seven aircraft acquired are:

•    Four Airbus A319-100s on lease to US Airways (USA);

•    One Airbus A320-200 on lease to Clickair (Spain);

•    One Boeing 737-900ER on lease to SpiceJet (India); and

•    One Boeing 757-200 on lease to Icelandair (Iceland).

In addition, through March 31, 2008, we have purchased the following aircraft:

•    One Boeing 757-200 on lease to Icelandair (Iceland);

•    One Boeing 777-200ER on lease to KLM (The Netherlands);

•    One Airbus A330-200 on lease to LTU (Germany);

•    One Boeing 747-400 on lease to United Air Lines (USA); and

•    One Airbus A319-100 on lease to Virgin America (USA).

In addition to acquisitions of additional aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of December 31, 2007, the weighted average age of the aircraft in our portfolio was 5.8 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Foreign Currency Exchange Risk

During 2007, we received all of our revenue in U.S. dollars and paid substantially all of our expenses in U.S. dollars. We have recently entered into a lease to which we receive part of the lease payments in euros. We have engaged in a foreign currency hedging transaction related to this lease. Although most of our revenues and expenses are in U.S. dollars, we will incur some of our expenses in other currencies, primarily the euro, and we may enter into additional leases under which we receive revenue in other currencies, primarily the euro. During the past several years, the U.S. dollar has depreciated against the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. We also expect to benefit from the decline in value of the U.S. dollar which will make U.S. dollar denominated leases more attractive to foreign lessees. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive most of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Trend Information

The aircraft leasing industry remains strong, and we expect to benefit from the continued increase in demand for aircraft and air travel, particularly in emerging economies. Aircraft lessors should also benefit from a tight supply market for new aircraft due in part to delays in manufacturer production. We expect this increase in demand to translate into favorable lease rates, particularly with respect to modern, fuel-efficient aircraft. We believe our fleet of popular high-utility, narrow body aircraft position us to take advantage of these trends. Despite challenging financial market conditions, we believe that financing options continue to be available to aircraft lessors, including bank debt as increased margins have been offset by lower benchmark rates. We also expect to benefit from the decline in value of the U.S. dollar which makes U.S. dollar denominated leases more attractive to foreign lessees.

Off-Balance Sheet Arrangements

Not applicable.

Contractual Obligations

Our long-term contractual obligations as of December 31, 2007, excluding amounts payable under our Aircraft Acquisition Facility, consists of the following (in thousand):

	2008	2009	2010	2011	2012	Thereafter	Total
Principal payments under the Notes(1)	$—	$—	$11,796	$11,904	$50,875	$778,425	$853,000
Interest payments under the Notes(2)	40,092	39,289	38,210	36,828	35,162	102,024	291,605
Payments to affiliates of B&B under our management agreement(3)(7)	6,000	6,000	6,000	6,000	6,000	118,500	148,500
Payments to affiliates of B&B under our administrative servicing agreement for our Initial Portfolio(4)(7)	750	750	750	750	750	4,500	8,250
Payments to affiliates of B&B under our servicing agreements for additional aircraft(5)	240	240	240	240	240	160	1,360
Payments to affiliates of B&B under our servicing agreement for our Initial Portfolio(6)(7)	1,800	1,800	1,800	1,800	1,800	10,800	19,800
Total	$48,882	$48,079	$58,796	$57,522	$94,827	$1,014,409	$1,322,515

(1)	There are no scheduled principal payments during the first 33 months following the closing date of the Securitization. For each month between the 33rd month and the 58th month following the closing date of Securitization, there will be minimum scheduled principal payments of approximately $1.0 million, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, cash flow generally will not be available to us for the payment of dividends since principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date.
(2)	The interest payable under our notes will vary based on LIBOR. Interest payments assume LIBOR remains at the current rate through the term of the Note and reflect amounts we expect to pay after giving effect to the interest swap and amounts payable to our policy provider.
(3)	Our management agreement provides that we pay base and rent fees and a management expense amount of $6.0 million annually to our Manager. Base and rent fees paid to BBAM under our servicing agreements is credited toward (and thereby reduce) such fees payable under our management agreement and the amounts in the table assume that such credit reduces the base and rent fees payable under the management agreement to $0. In addition, we pay to our Manager an incentive fee based on whether our quarterly dividends exceed specified targets and fees for originations and dispositions of aircraft or other aviation assets. Amounts in the table do not include incentive fees or fees for originations and dispositions.
(4)	Our management agreement provides that we pay our Manager an administrative agency fee initially equal to $750,000 per annum for each aircraft securitization financing we complete.
(5)	The servicing agreement between BBAM and B&B Air Acquisition provide that they pay BBAM an administrative agency fee of $20,000 per month. B&B Air Acquisition will also pay BBAM a rent fee equal to 3.5%, respectively, of the aggregate amount of basic rent actually collected for all or any part of a month. Amounts in the table do not reflect the rent fee for our aircraft as of December 31, 2007 or the acquisition of any aircraft beyond our portfolio as of December 31, 2007.
(6)	Our servicing agreement for our Initial Portfolio provides that we will pay BBAM a base bee of $150,000 per month, which will increase by 0.01% of the maintenance-adjusted base value (at the time of acquisition) of each additional aircraft acquired into B&B Air Funding that is not an aircraft in our Initial Portfolio. We will also pay BBAM a rent fee equal to 1.0%, of the aggregate amount of basic rent actually collected for all or any part of a month for any of their aircraft plus 1.0% of the aggregate amount of basic rent due for all or any part of a month for any of our aircraft. Amounts in the table do not reflect rent fees payable on our Initial Portfolio or the acquisition of any aircraft beyond our Initial Portfolio.
(7)	Pursuant to the terms of the agreements, the amount of the base fee payable and the amount of the administrative fee payable will be increased (but not decreased) annually by the percentage movement (if any) in the CPI index from June 30, 2007 to December 31, 2007, in the case of calendar year 2008, and January 1 to December 31 of the previous year in the case of each calendar year thereafter. Amounts in the table have not been adjusted for CPI indexed increases.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is West Pier, Dun Laoghaire, County Dublin, Ireland. Our telephone number at that address is +353 1 231-1900.

Name	Age	Position
Colm Barrington	62	Chief Executive Officer and Director
Gary Dales	52	Chief Financial Officer
Steven Zissis	48	Chairman and Director
James Fantaci	61	Director
Eric G. Braathen	53	Director
Sean Donlon	68	Director
Joseph M. Donovan	54	Director
Susan M. Walton	48	Director

Colm Barrington has been our chief executive officer and a member of our board of directors since May 2007. Mr. Barrington is a 15 year veteran of Babcock & Brown and has nearly 40 years of global experience in the aviation industry. Prior to his appointment with our Manager, Mr. Barrington was the managing director of Babcock & Brown Limited in Ireland where he worked closely with the BBAM team in aircraft and lease management and in arranging cross-border lease financings of commercial aircraft. Mr. Barrington began his aviation career in 1967 at Ireland’s national airline, Aer Lingus, where he was a financial analyst before becoming a director of hotel acquisitions. When Aer Lingus acquired a U.S. hotel company (now Omni Hotels) in 1972, he became vice president of development and assistant to the president in that company, based in New Hampshire. In 1979, Mr. Barrington joined GPA Group plc where he held various executive positions, including chief operating officer. As chief operating officer, he was responsible for all of GPA’s purchasing, leasing and selling of aircraft, including arrangement of specialized financings and aircraft operating leases. Upon GECAS’s agreement in 1993 to manage GPA’s assets, Mr. Barrington oversaw the successful integration of the two companies. Mr. Barrington is a director of IFG Group plc and Dublin Airports Authority plc. Mr. Barrington received a BA and an MA in Economics from University College Dublin. He also received a public administration degree from the Institute of Public Administration, also in Dublin.

Gary Dales has been our chief financial officer since March 17, 2008 and has been with Babcock & Brown since August 2007. Mr. Dales’s prior position was director of corporate development at PG&E Corporation, an energy based holding company with over $11 billion in revenue and over $34 billion in assets. Prior to assuming that position, Mr. Dales served in various other financial roles at PG&E since 1994, including director of corporate accounting and SEC reporting. Prior to joining PG&E, Mr. Dales was a staff accountant, and later a manager, in the accounting and audit division at Arthur Andersen & Co. for more than 10 years. Mr. Dales graduated from the University of California, Santa Barbara with a BA in Business Economics.

Steven Zissis has been our chairman and a member of our board of directors since June 2007. Mr. Zissis is the President of BBAM. Prior to joining Babcock & Brown in 1990, Mr. Zissis was a vice president of Citibank, where he was also a founder and manager of the Portfolio Acquisition and Divestiture team. Mr. Zissis graduated from Rhodes College with a degree in Finance and International Studies.

James Fantaci has been a member of our board of directors since May 2007. Mr. Fantaci is an executive director of Babcock & Brown Limited, where he coordinates the group’s operating leasing activities worldwide. Prior to joining Babcock & Brown in 1982, Mr. Fantaci was senior vice president of the New York office of Matrix Leasing International and prior to that he served as assistant treasurer of the Bank of New York. Mr. Fantaci is a director of Babcock & Brown Structured Finance Fund. Mr. Fantaci attended the New School for Social Research and graduated from Brooklyn College with a degree in Economics.

Erik G. Braathen has been a member of our board of directors since June 2007. Mr. Braathen has been the chief executive of Ojada AS, a privately owned investment company, since 1999. Prior to joining Ojada AS, Mr. Braathen founded the airline Braathens ASA where he gained extensive experience in the airline industry from 1986 to 1999. Mr. Braathen is the chairman of the boards of Norwegian Air Shuttle ASA and Ipnett AS, and is a member of the boards of directors of Sayonara AS and Ojada AS. Mr. Braathen has a Master of International Management from AGSIM, Phoenix Arizona, and a Bachelor of Arts & Economics from the University of Washington.

Sean Donlon has been a member of our board of directors since June 2007. Mr. Donlon has served as the chancellor of the University of Limerick, Ireland since 2002. Mr. Donlon has previously worked with the GPA Group plc, as well as with GE Capital Aviation Services. Prior to entering the private sector, he had a long career in the Irish public service, having been Irish Ambassador to the United States of America and Secretary General of the Department of Foreign Affairs. Mr. Donlon is a director of Norwich Union International Ltd, Hibernian Group plc, Ark Life Insurance Ltd and Enba plc. Mr. Donlon is a graduate of the University College Dublin.

Joseph M. Donovan has been a member of our board of directors since June 2007. Prior to his retirement in January 2007, Mr. Donovan was chairman of Credit Suisse’s asset-backed securities and debt financing group, which he led for nearly seven years. Prior thereto, Mr. Donovan was a managing director and head of asset finance at Prudential Securities (1998-2000) and Smith Barney (1995-1997). Mr. Donovan began his banking career at The First Boston Corporation in 1983, ultimately becoming a managing director at CS First Boston, where he served as Chief Operating Officer of the Investment Banking Department from 1992 to 1995. Mr. Donovan is a director of RAM Holdings, Ltd. Mr. Donovan received his MBA from The Wharton School and has a degree in Accountancy from the University of Notre Dame.

Susan M. Walton has been a member of our board of directors since June 2007. Until February 2008, Ms. Walton was the chief executive of Hampshire & Isle of Wight Wildlife Trust (‘‘HWT’’), a leading wildlife conservation charity in England, where she was responsible for biodiversity projects in two counties and developing partnerships with key stakeholder groups. Prior to joining HWT in 2006, she served as general manager – structured finance and export credit, for Rolls-Royce Capital Limited I for over ten years. Ms. Walton was also a Principal at Babcock & Brown from 1989 to 1997 where she was responsible for producing and implementing Babcock & Brown’s annual European marketing plan. Ms. Walton is a trustee for Buglife – The Invertebrate Conservation Trust and a member of the High Weald AONB Sustainable Development Fund Panel. Ms. Walton holds a degree in Environmental Conservation from Birkbeck College, University of London.

Compensation of Directors

Each independent member of our board of directors receives an annual cash retainer of $100,000 payable in equal quarterly installments. Our lead independent director receives an additional $25,000 per year. Each director who is a chairman of a committee of the board of directors receives an additional $15,000 per year.

We paid to our directors aggregate cash compensation of $0.3 million for services rendered during 2007. We do not have a retirement plan for our directors.

Executive Compensation

We do not have any employees. Pursuant to the management agreement we have with our Manager, we have the dedicated services of our Manager’s chief executive officer and chief financial officer, who will serve as our chief executive officer and chief financial officer, respectively, by appointment of our board of directors but will also remain employees of B&B. The services performed by our chief executive officer and chief financial officer are provided at the cost of our Manager or an affiliate of our Manager. Our Manager or an affiliate of our Manager, in consultation with the compensation committee of our board of directors, determines and pays the compensation of our chief executive officer and chief financial officer. We do not provide retirement benefits to any officer or employee.

Board of Directors

Our board of directors currently consists of seven members. Our bye-laws provide that the board of directors is to consist of a minimum of two and a maximum of 15 directors as the board of directors may from time to time determine. Pursuant to our management agreement and our bye-laws, so long as B&B holds any of our manager shares, our Manager has the right to appoint the whole number of directors on our board of directors that is nearest to but not more than 3/7ths of the number of directors on our board of directors at the time. These directors are not required to stand for election by shareholders other than our Manager.

A majority of our directors are ‘‘independent’’ as defined under the applicable rules of the New York Stock Exchange. Our board of directors will elect one of such directors to serve as a lead independent director.

Committees of the Board

The standing committees of our board of directors consist of an audit committee, a compensation committee and a nominating and corporate governance committee. These committees are described below. Our board of directors may also establish various other committees to assist it in its responsibilities.

Audit Committee

Our Audit Committee is concerned primarily with the accuracy and effectiveness of the audits of our financial statements by our independent auditors. Its duties include:

•	selecting independent auditors for approval by our shareholders;

•	reviewing the scope of the audit to be conducted by our independent auditors, as well as the results of their audit;

•	approving audit and non-audit services provided to us by the independent auditors;

•	reviewing the organization and scope of our internal system of audit, financial and disclosure controls;

•	overseeing internal controls and risk management;

•	overseeing our financial reporting activities, including our annual report, and the accounting standards and principles followed;

•	reviewing and approving related-party transactions and preparing reports for the board of directors on such related-party transactions; and

•	conducting other reviews relating to compliance by our employees with our policies and applicable laws.

Each of the members of the Audit Committee is an ‘‘independent’’ director as defined under the applicable rules of the New York Stock Exchange. Mr. Donovan, Mr. Donlon and Mr. Braathen have served on the Audit Committee since June 2007, and Mr. Donovan serves as chairperson.

Compensation Committee

Our Compensation Committee will be consulted by our Manager regarding the remuneration of our chief executive and chief financial officers and will be responsible for determining the compensation of our independent directors. Each of the members of the Compensation Committee is an ‘‘independent’’ director as defined under the applicable rules of the New York Stock Exchange. Mr. Braathen, Mr. Donlon and Ms. Walton have served on the Compensation Committee since June 2007, and Mr. Braathen serves as chairperson.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee’s responsibilities include the selection of potential candidates for our board of directors and the development and annual review of our governance principles. This committee also makes recommendations to our board of directors concerning the structure and membership of the other board committees. Each of the members of the Nominating and Corporate Governance Committee is an ‘‘independent’’ director as defined under the applicable rules of the New York Stock Exchange. Mr. Donlon, Ms. Walton and Mr. Braathen have served on the Nominating and Corporate Governance Committee since June 2007, and Mr. Donlon serves as chairperson.

Lead Independent Director

Mr. Donovan serves as the lead independent director on our board of directors.

Our Management

Pursuant to a management agreement, we have appointed Babcock & Brown Air Management Co. Limited, a wholly owned subsidiary of Babcock & Brown, as our Manager to provide management and services to us. In discharging its duties under the management agreement, our Manager will use the resources provided to it by Babcock & Brown. These resources will include the dedicated services of Messrs. Colm Barrington and Gary Dales, who will serve as our chief executive officer and chief financial officer, respectively, but will also remain employees of Babcock & Brown, the dedicated services of other members of our Manager’s core management team, and the non-exclusive services of other personnel employed by Babcock & Brown.

Our chief executive officer and chief financial officer will manage our day-to-day operations and affairs on a permanent and wholly dedicated basis. Our board of directors and our chief executive officer and chief financial officer have responsibility for overall corporate strategy, acquisitions, financing and investor relations.

Share Ownership

None of our directors and executive officers own more than 1% of our outstanding common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as of February 29, 2008:

	Shares Beneficially Owned
Name	Number	Percent
Babcock & Brown Limited	4,767,579	14.2%
Neuberger Berman Inc.(1)	3,589,280	10.7%
BBGP Aircraft Holdings Limited	3,036,067	9.0%
Thornburg Investment Management, Inc.(2)	1,958,335	5.8%

(1)	The information above and in this footnote is based on information taken from the Schedule 13G filed by Neuberger Berman Inc. with the SEC on February 8, 2008. Neuberger Berman Inc. and Neuberger Berman LLC have sole voting power over 2,824,030 ADSs and shared dispositive power over 3,589,280 ADSs.

(2)	The information above and in this footnote is based on information taken from the Schedule 13G filed by Thornburg Investment Management, Inc. with the SEC on February 29, 2008. Thornburg Investment Management, Inc. has sole voting power and sole dispositive power over 1,958,335 ADSs.

All ADS holders have the same voting rights.

As of February 29, 2008, 748,913 of our ADSs were held by 4 holders of record in the United States, not including ADSs held of record by Depository Trust Company, or DTC. As of February 29, 2008, DTC was the holder of record of 21,498,698 ADSs. To the best of our knowledge, 21,238,698 of these ADSs were beneficially owned by holders with U.S. addresses.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

Manager Shares

Our Manager owns 100 manager shares that are entitled to director appointment rights and the right to vote on amendments to the provision of our bye-laws relating to termination of our management agreement with them. Manager shares will not convert into common shares. Upon a termination of our management agreement, the manager shares will cease to have any appointment and voting rights and, to the extent permitted under Section 42 of Companies Act 1981 (Bermuda), will be automatically redeemed for their par value. Manager shares are not entitled to receive any dividends and, other than with respect to director appointment rights, holder of manager shares have no voting rights.

Related Party Transactions

We entered into the following agreements with the sellers of our Initial Portfolio and affiliates of Babcock & Brown that effect the transactions relating to our formation, our IPO, the Securitization, our purchase of our initial portfolio of 47 aircraft and our ongoing operations and business. Although the pricing and other terms of these agreements were reviewed by our management and the independent directors of our board of directors, they were determined by entities affiliated with Babcock & Brown in the overall context of our IPO and the related transactions. As a result, provisions of these agreements may be less favorable to us than they might have been had they been the result of transactions among unaffiliated third parties.

ASSET PURCHASE AGREEMENT

General

B&B Air Funding acquired the aircraft in our Initial Portfolio pursuant to the asset purchase agreement with JET-i Leasing and certain of its subsidiaries (from whom B&B Air Funding purchased 44 aircraft) and Duntington Limited, Snodell Limited and Halvana Limited (from each of whom B&B Air Funding purchased one aircraft).

The total base purchase price for the aircraft in our Initial Portfolio of approximately $1,451.0 million was equal to the aggregate net proceeds received from the shares sold in our IPO, our private placement of shares to Babcock & Brown and the other private investors and our $853.0 million of aircraft lease-backed notes as part of the Securitization, less the portion of such proceeds that was used to fund our formation and offering-related expenses, costs related to the Securitization and a cash balance retained for general corporate purposes.

The final purchase price for Initial Portfolio was $1,443.1 million, which represents the following adjustments to the base purchase price:

–	Less (i) $12.5 million for the amount of rents received by the sellers from October 2, 2007 through the date of delivery of the aircraft and (ii) $0.2 million of other amounts;

–	Plus $4.8 million for investment earnings.

Under the terms of the asset purchase agreement, B&B Air Funding acquired (directly or indirectly) the equity interests of certain aircraft-owning entities established by the aircraft sellers or B&B Air Funding’s subsidiaries acquired ownership of the aircraft. Following transfer of the equity interests of each aircraft-owning entity under the asset purchase agreement, such entity became a wholly-owned entity of B&B Air Funding, and all the assets of such aircraft-owning entity, including the aircraft owned by such subsidiary, became a part of our consolidated assets and the consolidated assets of B&B Air Funding.

Our chief executive officer and certain of our directors own indirect interests in the aircraft sellers.

Purchase of the Aircraft

As a result of the purchase price adjustment described above, as of October 2, 2007 the date we completed our IPO (1) all base rents under the leases for the 47 aircraft in our Initial Portfolio relating to any period after the completion of our IPO, and all maintenance reserve payments received after the completion of our IPO, have been for the benefit of B&B Air Funding and (2) B&B Air Funding became responsible for all amounts payable by the lessor in respect of maintenance payments, airworthiness directives and similar obligations or other lessor obligations relating to the period after our IPO. The aircraft sellers have no obligation to contribute to B&B Air Funding’s maintenance contributions, airworthiness directive or similar obligations or other lessor obligations relating to any period after the completion of our IPO or maintenance reserve payments received by the aircraft sellers prior to the completion our IPO.

As of December 31, 2007, we had taken delivery of the beneficial interest or the related ownership interest in the aircraft-owning entities relating to 45 aircraft from our Initial Portfolio. The remaining two aircraft from our Initial Portfolio were delivered in February 2008.

Certain Representations and Warranties

Pursuant to the asset purchase agreement, each seller represented and warranted, as of the completion of our IPO, with respect to an aircraft or the equity interest in an aircraft-owning subsidiary transferred by such seller that, to its knowledge, such aircraft has not been involved in any incident not disclosed to us before the completion of our IPO that caused damage with a cost of repair in excess of the amount required to be disclosed to the relevant lessor under the relevant lease. In addition, in case of a transfer of the equity interests of an aircraft-owning subsidiary, Babcock & Brown International Pty Ltd, as guarantor, and the relevant seller will indemnify B&B Air Funding against any loss, liability or expense which we may incur in relation to the applicable aircraft to the extent it arises out of an event (excluding anything related to or connected with the design, manufacture, maintenance, repair, rebuilding, overhaul, refurbishment or similar activity with respect to any aircraft) that occurred in the period prior to the delivery of the aircraft (or beneficial interest in the owner of the aircraft) and we will indemnify the guarantor and the relevant seller for the period thereafter. The asset purchase agreement also contains other representations and warranties, including the following representations and warranties from the sellers:

•	the applicable seller has beneficial ownership of each aircraft free of liens other than certain permitted liens;

•	unless otherwise disclosed to the policy provider of the Securitization and B&B Air Funding, that the lessee of each aircraft is not more than 30 days delinquent in the payment of basic rent; and

•	unless otherwise disclosed to the policy provider of the Securitization and B&B Air Funding, the absence of claims against the lessor asserted by the lessee.

In addition, the purchase of each aircraft is subject to certain conditions precedent, including the delivery of a copy of a valid certificate of registration for such aircraft and the delivery of legal opinions.

MANAGEMENT AGREEMENT

General

We entered into a management agreement with our Manager, concurrently with the completion of our IPO. In discharging its duties under the management agreement, our Manager will use the resources provided to it by Babcock & Brown. These resources include the dedicated services of Mssrs. Colm Barrington and Gary Dales, who serves as our chief executive officer and chief financial officer, respectively, but also remain employees of Babcock & Brown, the dedicated services of other members of our Manager’s core management team and the non-exclusive services of other personnel employed by Babcock & Brown.

Our Manager’s core management team consists of the Manager’s chief executive officer, chief financial officer and that level of dedicated or shared support personnel, such as corporate counsel, company secretary, financial controller and other accounting staff and risk and compliance personnel, as our Manager reasonably determines is necessary to provide the management and administrative services described below as of the date of this Annual Report.

Services

Our Manager’s duties and responsibilities under the management agreement include the provision of the services described below. The management agreement requires our Manager to manage our business and affairs in conformity with the policies and investment guidelines that are approved and monitored by our board of directors. Our Manager may delegate the provision of all or any part of the services to any person affiliated or associated with Babcock & Brown.

Management and Administrative Services.    Our Manager provides us with the following management and administrative services:

•	managing our portfolio of aircraft and other aviation assets and the administration of our cash balances;

•	if requested by our board, making available a member of the core management team of our Manager as our nominee on the board of directors of any of our subsidiaries (provided that each such member must be agreed between us and our Manager);

•	assisting with the implementation of our board’s decisions;

•	providing us suitably qualified and experienced persons to perform the management and administrative services for us and our subsidiaries, including persons to be appointed by our board to serve as our dedicated chief executive and chief financial officers (who shall remain employees of, and be remunerated by, our Manager or an affiliate of our Manager while serving in such capacities);

•	performing or procuring the performance of all reasonable accounting, tax, corporate secretarial, information technology, reporting and compliance services for us and our subsidiaries, including the preparation and maintenance of our accounts and such financial statements and other reports and filings as we are required to make with any governmental agency (including the SEC) or stock exchange;

•	supervising financial audits of us by an external auditor as required;

•	managing our relations with our investors and the public, including:

•	preparing our annual reports and any notices of meeting, papers, reports and agendas relating to meetings of our shareholders; and

•	assisting in the resolution of any complaints by or disputes with our investors and any litigation involving us (other than litigation in which our interests are adverse to those of our Manager or Babcock & Brown); and

•	using commercially reasonable efforts to cause us to comply with all applicable laws.

Origination and Disposition Services.    Our Manager also provides us with the following origination and disposition services:

•	sourcing opportunities relating to aircraft and other aviation assets, including using its commercially reasonable efforts to notify us of potential aviation asset investment opportunities that come to the attention of our Manager and which our Manager acting reasonably believes may be of interest to us as investments;

•	in relation to identified potential opportunities to purchase or sell aircraft and other aviation assets, investigating, researching, evaluating, advising and making recommendations on or facilitating such opportunities;

•	with respect to prospective purchases and sales of aircraft and other aviation assets, conducting negotiations with sellers and purchasers and their agents, representatives and financial advisors; and

•	otherwise providing advice and assistance to us in relation to the evaluation or pursuit of aviation asset investment or disposition opportunities as we may reasonably request from time to time.

We are under no obligation to invest in or to otherwise pursue any aviation asset investment or disposal opportunity identified to us by our Manager pursuant to the management agreement. Neither Babcock & Brown nor any of its affiliates or associates are restricted from pursuing, or offering to a third party, including any party managed by, or otherwise affiliated or associated with, Babcock & Brown, or are required to establish any aviation asset investment protocol in relation to prioritization of, any aviation asset investment or disposal opportunity identified to us by our Manager pursuant to the management agreement.

Ancillary Management and Administrative Services.    Our Manager also provides us with ancillary management and administrative services upon such terms as may be agreed from time to time between us and our Manager, which may require, among other things if requested by our board of directors:

•	the expansion of our Manager’s core management team with additional personnel as may be required by developments or changes in the commercial aircraft leasing industry (whether regulatory, economic or otherwise) or the compliance or reporting environment for publicly listed companies in the United States (whether as a result of changes to securities laws or regulations, listing requirements or accounting principles or otherwise); and

•	making available individuals (other than members of our Manager’s core management team) as our nominees on the boards of directors of any of our subsidiaries.

Servicing

For so long as our Manager’s appointment is not terminated, we agree to engage BBAM as the exclusive Servicer for any additional aircraft or other aviation assets that we acquire in the future on terms substantially similar to those set forth in the servicing agreement for our Initial Portfolio or the servicing agreement between B&B Air Acquisition and BBAM or on such other terms as we and BBAM may agree.

Competitors.    In the management agreement, we agreed not to sell B&B Air Funding or any of its subsidiaries, or any of our other subsidiaries, receiving services from BBAM pursuant to a servicing agreement to a competitor of BBAM, or to any party that does not agree in a manner reasonably acceptable to BBAM to be bound by the provisions of the applicable servicing agreement, and we agreed not to permit competitively sensitive information obtained from BBAM to be provided to any such competitor even if such competitor is a shareholder or has the right to elect a member of our board of directors. We may also be required to screen certain of our directors and employees from competitively sensitive information provided by BBAM.

Compliance With Our Strategy, Policy and Directions

In performing the services, our Manager is required to comply with our written policies and directions provided to our Manager from time to time by our board of directors unless doing so would contravene any law or the express terms of the management agreement.

Notwithstanding the above, we may not make any decision, take any action or omit to take any action in relation to the acquisition, disposition or management of any aircraft or other aviation assets, unless:

•	that matter has been the subject of a recommendation by our Manager; or

•	the failure to make that decision, take that action or omit to take that action would breach the fiduciary duties of our directors or any law.

In addition, we may not direct our Manager (unless the direction is otherwise permitted under the management agreement) to make any decision, take any action or omit to take any action in relation to the acquisition, disposition or management of any aircraft or other aviation asset, and our Manager is not obliged to comply with any such direction if given by us, unless:

•	that matter has been the subject of a recommendation by our Manager; or

•	the failure to make that decision, take that action or omit to take that action would breach the fiduciary duties of our directors or any law.

Notwithstanding the foregoing, we may direct our Manager to review a proposed decision, action or omission to take an action in relation to the acquisition, disposition or management of any aircraft or other aviation asset and require that within a reasonable period of time our Manager either make or decline to make a recommendation with respect thereto.

Appointment of Our Chief Executive Officer and Chief Financial Officer

Although our chief executive officer and chief financial officer are employees of our Manager (or an affiliate of our Manager), they serve us in such corporate capacities by appointment by our board of directors. The management agreement acknowledges that our board may terminate our chief executive officer or chief financial officer without our Manager’s consent. The management agreement provides that if there is a vacancy in such position for any reason, then our Manager will recommend a candidate to serve as replacement chief executive officer or chief financial officer. If our board of directors does not appoint the initial candidate proposed by our Manager to fill such vacancy, then our Manager will be required to recommend one or more further candidates until our board appoints a candidate recommended by our Manager for such vacancy.

Restrictions and Duties

Our Manager has agreed that it will use reasonable care and diligence and act honestly and in good faith at all times in the performance of the services under the management agreement. We refer to the foregoing standard as the ‘‘standard of care’’ required under the management agreement.

Under the management agreement, our Manager may not, without our board’s prior consent:

(1)	carry out any transaction with an affiliate of our Manager on our behalf, it being understood that Babcock & Brown affiliates have been appointed as the exclusive Servicer for our portfolio of aircraft, and that our Manager may delegate the provision of all or any part of the services under the management agreement to any person affiliated or associated with Babcock & Brown;

(2)	carry out any aviation asset investment or disposition transaction, or sequence of related aviation asset investment or disposition transactions with the same person or group of persons under common control, for us if the aggregate purchase price to be paid or the gross proceeds to be received by us in connection therewith would exceed $200 million;

(3)	carry out any aviation asset investment or disposition transaction if the sum of all the purchase prices to be paid or of all the gross proceeds to be received by us in connection with all such transactions during any quarter would exceed $500 million;

(4)	appoint or retain any third-party service provider to assist our Manager in providing management and administrative services if:

•	the amount to be paid by our Manager and reimbursed by us or paid by us to the third party with respect to any particular matter, or series of related matters, is reasonably likely to exceed $1 million; or

•	as a result of the appointment or retention, the amount to be paid by our Manager and reimbursed by us or paid by us to all such third-party service providers appointed or retained in any rolling 12-month period is reasonably likely to exceed $5 million;

(5)	appoint or retain any third-party service provider to assist our Manager in providing ancillary management and administrative or the origination and disposition services if:

•	the amount to be paid by our Manager and reimbursed by us or paid by us to the third party with respect to any particular matter, or series of related matters, is reasonably likely to exceed $1 million; or

•	as a result of the appointment or retention, the amount to be paid by our Manager and reimbursed by us or paid by us to all such third-party service providers appointed or retained in any rolling 12-month period is reasonably likely to exceed $7.5 million; or

(6)	hold any cash or other assets of ours, provided that our Manager may cause our cash and other assets to be held in our name or any custodian for us nominated or approved by us.

The thresholds discussed in clauses (4) and (5) above are reviewed regularly and at least annually by us and our Manager and may be increased by our board of directors (but shall not be decreased) having regard to changes in the value of money, changes in our market capitalization and any other principles agreed between us and our Manager. The thresholds discussed in clauses (2) and (3) may be increased or decreased by our board of directors in its sole discretion at any time by notice to our Manager. Amounts relating to transactions and third-party service providers entered into, appointed or retained by Babcock & Brown on our behalf pursuant to our servicing agreements or administrative agency agreements is not included in determining whether the thresholds discussed under this heading have been met or exceeded. Acquisitions of series of aircraft from nonaffiliated-persons are deemed not to be related matters for purposes of this provision.

Relationship of Management Agreement and Servicing Agreements

To the extent that BBAM is entitled to exercise any authority, enter into any transaction or take any action on our behalf pursuant to any of our servicing agreements or administrative agency agreements, such servicing agreement or administrative agency agreement shall govern such exercise of authority, transaction or authority in the event of a conflict between the management agreement and such servicing agreement or administrative agency agreement.

Board Appointees

Pursuant to the management agreement and our bye-laws, for so long as Babcock & Brown holds any of our manager shares, our Manager has the right to appoint the whole number of directors on our board of directors that is nearest to but not more than 3/7ths of the number of directors on our board of directors at the time. Our Manager’s appointees on our board of directors are not required to stand for election by our shareholders other than by our Manager.

Our Manager’s board appointees do not receive any compensation from us (other than out-of-pocket expenses) and do not have any special voting rights. The appointees of our Manager shall not participate in discussions regarding, or vote on, any related-party transaction in which any affiliate of our Manager has an interest. Our independent directors are responsible for approving any such related-party transactions.

Fees and Expenses

Pursuant to the management agreement, we pay our Manager the fees and pay or reimburse our Manager for the expenses described below.

Management and Administrative Services

Base and Rent Fees.    In respect of the aircraft in our Initial Portfolio and any other aircraft we may acquire that will be held by B&B Air Funding or any of its subsidiaries or any other subsidiary we establish for the purpose of entering into an aircraft securitization financing, we pay our Manager:

•	a base fee of $150,000 per month per subsidiary we establish for the purpose of entering into an aircraft securitization financing, which will increase by 0.01% of the maintenance-adjusted base value (at the time of acquisition) of each additional aircraft acquired beyond the Initial Portfolio, in the case of B&B Air Funding, or beyond the initial portfolio of aircraft financed with the proceeds of the applicable aircraft securitization financing, in the case of any other subsidiary we establish for the purpose of entering into an aircraft securitization financing (the amount of the base fee will be subject to adjustment as set forth below under ‘‘— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees’’); and

•	a rent fee equal to 1.0% of the aggregate amount of basic rent due for all or any part of a month for any of such aircraft plus 1.0% of the aggregate amount of basic rent actually paid for all or any part of a month for any of such aircraft.

For the period from October 2, 2007 (commencement of agreement) to December 31, 2007, the base and rent fees we would have paid to the Manager would have been approximately $1.1 million. However, this entire amount was offset by servicing fees paid to BBAM pursuant to our servicing agreements. See ‘‘— Fees and Expenses — Credit for Servicing Fees Paid.’’

In respect of any aircraft we acquire that is held by B&B Air Acquisition or any of its subsidiaries, we will pay our Manager a fee equal to 3.5% of the aggregate amount of basic rent actually paid for all or any part of a month for any such aircraft. For the period from October 2, 2007 (commencement of agreement) to December 31, 2007, the base and rent fees we would have paid to the Manager would have been approximately $0.1 million.

Incentive Fee.    The management agreement includes an incentive for our Manager to increase our distributable cash flow by providing for an incentive fee that is payable to our Manager only if the quarterly dividend on our common shares exceeds specified targets. For the purpose of calculating the amount of the incentive fee payable to our Manager, a ‘‘notional amount’’ will be utilized. The notional amount for any quarter will be equal to the aggregate dividend paid on all of our common shares for such quarter plus any incentive fee payable to our Manager for such quarter as calculated in the following manner:

•	100% of the notional amount will be paid as a dividend on our common shares, without the payment of any incentive fee to our Manager, up to a dividend of $0.575 per common share;

•	90% of the incremental notional amount in excess of $0.575 per common share will be paid as a dividend on our common shares and 10% of the incremental notional amount will be paid to our Manager as an incentive fee until each common share receives a dividend of $0.650;

•	80% of the incremental notional amount in excess of $0.650 per common share will be paid as a dividend on our common shares and 20% of the incremental notional amount will be paid to our Manager as an incentive fee until each common share receives a dividend of $0.800; and

•	75% of the incremental notional amount in excess of $0.800 per common share will be paid as a dividend on our common shares and 25% of the incremental notional amount will be paid to our Manager as an incentive fee.

No incentive fee will be paid in respect of the period from October 2, 2007 (commencement of agreement) to December 31, 2007. The thresholds described above will be adjusted upon stock splits and stock dividends.

The table below illustrates the allocation of our aggregate quarterly notional amount as a dividend to our common shares and as an incentive fee payable to our Manager. These amounts are intended to illustrate that the incentive fee payable to our Manager provides an incentive for our Manager to increase our distributable cash flow. This is not intended to represent a prediction of future performance.

Quarterly Dividend Per Common Share	Portion of Notional Amount Paid as Dividend to Common Shares	Portion of Notional Amount Paid as Incentive Fee to Manager
Up to $0.575	100.00%	0.00%
$0.650	98.73%	1.27%
$0.800	94.58%	5.42%
$0.900	91.91%	8.09%
$1.000	89.89%	10.11%

Our Manager may elect to receive incentive fee payments in the form of cash or shares or any combination thereof. If our Manager elects to receive an incentive fee payment (or any portion thereof) in the form of shares, the number of shares to be so delivered will be equal to:

•	the amount of the incentive fee (or applicable portion thereof to be paid in the form of shares), divided by

•	the average closing price of one common share for the 15 consecutive trading days following the announcement of the declaration of the applicable dividend on shares (minus the per share amount of the dividend for any trading day before the ex-dividend date for the dividend).

Origination and Disposition Fees and Change of Control Fees.    We pay our Manager a fee for each acquisition or sale of aircraft or other aviation assets equal to 1.5% of the gross acquisition cost in respect of acquisitions or the aggregate gross proceeds in respect of dispositions. We also pay our Manager a fee of 1.5% of the aggregate gross consideration received in respect of any change of control of our company, which includes the acquisition of more than 50% of our common shares or the acquisition of all or substantially all of our assets.

Notwithstanding the foregoing, no origination fees were paid in respect of our acquisition of the aircraft in our Initial Portfolio.

For the period from October 2, 2007 (commencement of agreement) to December 31, 2007, origination fees of $3.4 million were incurred in connection with the purchase of our seven aircraft by B&B Air Acquisition and its subsidiaries.

Administrative Agency Fees.    We pay to our Manager an administrative agency fee initially equal to $750,000 per annum for each aircraft securitization financing we complete (the amount of the administrative agency fee for each aircraft securitization financing we establish will be subject to adjustment as set forth below under ‘‘— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees’’). For the period from October 2, 2007 (commencement of operation) to December 31, 2007, we would have paid the Manager administrative agency fees totaling $0.5 million, but this amount was instead paid pursuant to the Servicing Agreement between B&B Air Funding and BBAM.

Adjusting the Base Fees and Administrative Agency Fees.    The amount of the base fee payable and the amount of the administrative agency fee payable for each aircraft securitization financing we establish will be increased (but not decreased) annually by the percentage movement (if any) in the CPI index from June 30, 2007 to December 31, 2007, in the case of calendar year 2008, and January 1 to December 31 of the previous year in the case of each calendar year thereafter.

Ancillary Management and Administrative Services.

We pay to our Manager such additional fees for any ancillary management and administrative services provided by our Manager to us from time to time as we and our Manager agree to before the ancillary management and administrative services are provided. We did not pay any ancillary management and administrative services fee to our Manager for the period from October 2, 2007 (commencement of agreement) to December 31, 2007.

Credit for Servicing Fees Paid

Base fees and rent fees paid to BBAM under our servicing agreements and administrative services fees paid to our Manager under the administrative services agreements are credited toward (and thereby reduce) the base and rent fees payable to our Manager as described above under ‘‘— Fees and Expenses — Management and Administrative Services — Base and Fees’’ and ‘‘— Fees and Expenses — Administrative Agency Fees.’’ Similarly, sales fees paid to BBAM under our servicing agreements in respect of aircraft dispositions are credited toward (and thereby reduce) the fee payable to our Manager in connection with dispositions as described above under ‘‘— Fees and Expenses — Origination and Disposition Services.’’ See ‘‘Servicing Agreements — Servicing Fees.’’

Break Fees

Our Manager is entitled to one-third of the value of any break, termination or other similar fees received by us (with such value to be reduced by any third-party costs incurred by or on behalf of us or by our Manager on behalf of us in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by us in any aircraft or other aviation assets. We did not pay any break fees to our Manager for the period from October 2, 2007 (commencement of agreement) to December 31, 2007.

Expenses of the Manager

We pay or reimburse our Manager:

•	quarterly payments to our Manager to defray expenses as follows:

•	for the period from October 2, 2007 (commencement of agreement) to December 31, 2007, an aggregate of $1.5 million,

•	for calendar year 2008 and each calendar year thereafter, an aggregate of $6.0 million which include does not include an adjustment indexed to the consumer price index from June 30, 2007 to December 31, 2007.

We refer to the foregoing amounts as the ‘‘management expense amount.’’ The management expense amount is subject to adjustment by notice from our Manager and the approval of the independent directors on our board of directors.

•	for all costs of ours paid for us by our Manager (other than remuneration and certain expenses in relation to our Manager’s core management team and our Manager’s corporate overhead), including the following items which are not covered by the management expense amount:

•	directors’ fees for the directors on our board of directors and our subsidiaries,

•	directors’ and officers’ insurance for our and our subsidiaries’ directors and officers,

•	travel expenses of the directors (including flights, accommodation, taxis, entertainment and meals while traveling) to attend any meeting of the board of our company,

•	registration fees and listing fees in connection with listing on the NYSE and registering our shares under the Securities Act of 1933 (the ‘‘Securities Act’’),

•	fees and offering and other expenses relating to our IPO, the Securitization, our Aircraft Acquisition Facility and any other equity or debt financings we enter into in the future,

•	fees and expenses of the depositary for our ADSs,

•	costs and expenses related to insuring our aircraft and other aviation assets, including all fees and expenses of insurance advisors and brokers,

•	costs incurred in connection with organizing and hosting our annual meetings or other general meetings of our company,

•	costs of production and distribution of any of our security holder communications, including notices of meetings, annual and other reports, press releases, and any prospectus, disclosure statement, offering memorandum or other form of offering document,

•	website development and maintenance,

•	travel expenses of the core management team and other personnel of Babcock & Brown (including flights, accommodation, taxis, entertainment and meals while traveling) related to sourcing, negotiating and conducting transactions on our behalf and attending any meeting of the board or our company,

•	external legal counsel,

•	fees of third party consultants, accounting firms and other professionals,

•	external auditor’s fees, and

•	internal auditor’s fees.

The above list of items is subject to the addition of further items by notice from our Manager and the approval of our board of directors (which approval shall not be unreasonably withheld or delayed).

•	for all taxes, costs, charges and expenses properly incurred by our Manager in connection with

•	the provision of ancillary management and administrative services,

•	the engagement of professional advisors, attorneys, appraisers, specialist consultants and other experts as requested by us from time to time; or which our Manager considers reasonably necessary in providing the services and discharging its duties and other functions under the management agreement, including, without limitation, the fees and expenses of professional advisors relating to the purchase and sale of aircraft and other aviation assets.

Term and Termination

The term of the management agreement commenced on October 2, 2007 and continues until the date that is 25 years thereafter, unless terminated earlier. We may terminate our Manager’s appointment immediately upon written notice if but only if:

•	at least 75% of our independent directors and holders of 75% or more of all of our outstanding common shares (measured by vote) determine by resolution that there has been unsatisfactory performance by our Manager that is materially detrimental to us;

•	our Manager materially breaches the management agreement and fails to remedy such breach within 90 days of receiving written notice from us requiring it to do so, or such breach results in liability to us and is attributable to our Manager’s gross negligence, fraud or dishonesty, or willful misconduct in respect of the obligation to apply the standard of care;

•	any license, permit or authorization held by our Manager which is necessary for it to perform the services and duties under the management agreement is materially breached, suspended or revoked, or otherwise made subject to conditions which, in the reasonable opinion of our board of directors, would prevent our Manager from performing the services and the situation is not remedied within 90 days;

•	Babcock & Brown in aggregate ceases to hold (directly or indirectly) more than 50% of the issued share capital of our Manager;

•	our Manager becomes subject to bankruptcy or insolvency proceedings that are not discharged within 75 days, unless our Manager is withdrawn and replaced within 90 days of the initiation of such bankruptcy or insolvency proceedings with an affiliate or associate of Babcock & Brown that is able to make correctly the representations and warranties set out in the management agreement; or

•	an order is made for the winding up of our Manager, unless our Manager is withdrawn and replaced within 15 days with an affiliate or associate of Babcock & Brown that is able to make correctly the representations and warranties set out in the management agreement.

Even though our shareholders (with the concurrence of 75% of our independent directors) have the right under the management agreement to terminate our Manager, it may not be possible for them to exercise this right in view of the number of common shares held by Babcock & Brown, its affiliates and funds managed by its affiliates. Currently, Babcock & Brown, its affiliates and such funds owned approximately

30% of our outstanding common stock and termination of our management agreement requires the vote of holders of 75% of our outstanding common shares.

Our Manager may terminate the management agreement immediately upon written notice if;

•	we are delisted from the NYSE;

•	we fail to make any payment due under the management agreement to our Manager within 15 days after the same becomes due;

•	we otherwise materially breach the management agreement and fail to remedy the breach within 90 days of receiving written notice from our Manager requiring us to do so;

•	we or any of our significant subsidiaries become subject to bankruptcy or other insolvency proceedings;

•	an order is made for the winding up of our company; or

•	any person or group (as defined under the Exchange Act) acquires more than 15% of any class of our voting securities.

Upon the termination of the management agreement, we will redeem all of the manager shares for their nominal value and must promptly change our name and all of our subsidiaries’ names so that they don’t include the words ‘‘Babcock & Brown,’’ ‘‘Babcock’’ or ‘‘Brown.’’

Conflicts of Interest

Nothing in the management agreement restricts Babcock & Brown or any of its affiliate or associates from:

•	dealing or conducting business with us, our Manager, any affiliate or associate of Babcock & Brown or any shareholder of ours;

•	being interested in any contract or transaction with us, our Manager, any affiliate or associate of Babcock & Brown or any shareholder of ours;

•	acting in the same or similar capacity in relation to any other corporation or enterprise;

•	holding or dealing in any of our shares or other securities or interests therein; or

•	co-investing with us.

Acting in Interests of Shareholders

Without limiting the clause set out above, in performing the services under the management agreement, our Manager shall act in the best interests of our shareholders. If there is a conflict between our shareholders’ interests and our Manager’s interests, our Manager shall give priority to our shareholders’ interests.

Indemnification and Limitation of Liability

We assume liability for, and have agreed to indemnify our Manager and any person to whom our Manager delegates its obligations in compliance with the management agreement, and their respective members, shareholders, managers, directors, officers, employees and agents, on an after-tax basis against, any losses and liabilities (collectively, ‘‘Losses’’) that arise out of or in connection with the doing or failing to do anything in connection with the management agreement or on account of any bona fide investment decision made by the indemnified person, except insofar as any such loss is finally adjudicated to have been caused directly by the indemnified person from gross negligence, fraud or dishonesty, or willful misconduct in respect of the obligation to apply the standard of care under the management agreement. Our Manager and each other indemnified person is not liable to us for any Losses suffered or incurred by us arising out of or in connection with the indemnified person doing or failing to do anything in connection with the management agreement or on account of any bona fide investment decision made by the indemnified person, except insofar as any such Loss is finally adjudicated to have been caused directly by the gross negligence, fraud or dishonesty of, or willful misconduct in respect of the obligation to apply the standard of care under the management agreement by the indemnified person.

Independent Advice

For the avoidance of doubt, nothing in the management agreement limits the right of the members of our board of directors to seek independent professional advice (including, but not limited to, legal, accounting and financial advice) at our expense on any matter connected with the discharge of their responsibilities, in accordance with the procedures and subject to the conditions set out in our corporate governance principles from time to time.

SERVICING AGREEMENT BETWEEN B&B AIR FUNDING AND BBAM

B&B Air Funding entered into a servicing agreement with BBAM relating to the Initial Portfolio. The principal services being provided by BBAM relate to:

•	lease marketing and remarketing, including lease negotiation;

•	collecting rental payments and other amounts due under leases, collecting maintenance reserves and maintenance payments where applicable, lease compliance and enforcement and delivery and accepting redelivery of aircraft under lease;

•	implementing aircraft dispositions;

•	monitoring the performance of maintenance obligations of lessees under the leases in a manner consistent with the practices employed from time to time by BBAM with respect to aircraft owned or managed by it;

•	using commercially reasonable efforts to maintain compliance with certain of our obligations in our financing agreements;

•	procuring legal and other professional services with respect to the lease, sale or financing of the aircraft, any amendment or modification of any lease, the enforcement of our rights under any lease, disputes that arise as to any aircraft or for any other purpose that BBAM reasonably determines is necessary in connection with the performance of its services;

•	periodic reporting of operational information relating to the aircraft, including providing certain reports to the policy provider; and

•	certain aviation insurance related services.

The servicing agreement provides that BBAM act in accordance with laws applicable to it, in certain cases with directions given by us, a cash manager or an administrative agent on behalf of us, with the specified standard of care described below and with the specified conflicts standard described below. BBAM does not have any fiduciary or other implied duties or obligations to us, our shareholders or any other person. BBAM and their respective subsidiaries cannot be held responsible for any liabilities of ours, including any payment of any dividends to our shareholders or payments due in respect of any financing.

Term and Termination

The servicing agreement associated with our aircraft comprising our Initial Portfolio expires on the later of (1) the maturity date of the notes issued in the Securitization and (2) the date of repayment of all principal and other amounts due under the Securitization (including any amounts owed to the policy provider).

Neither B&B Air Funding or B&B Air Acquisition, nor BBAM may assign their rights and obligations under their respective servicing agreement without the other party’s prior consent. The Servicer may, however, delegate some, but not all, of its duties to its affiliates.

Servicing Fees

The servicing agreement provides that we pay to BBAM:

•	a base fee of $150,000 per month, which will increase by 0.01% of the maintenance-adjusted base value (at the time of acquisition) of each additional aircraft acquired into B&B Air Funding that is not an aircraft in our Initial Portfolio; and

•	a rent fee equal to 1.0% of the aggregate amount of basic rent due for all or any part of a month for any of aircraft belonging to our Initial Portfolio, plus 1.0% of the aggregate amount of basic rent actually paid for all or any part of a month for any of such aircraft.

For the period from October 2, 2007 (commencement of agreement) to December 31, 2007, we paid BBAM servicing fees totaling $1.1 million.

BBAM is also entitled to additional servicing fees consisting of a sales fee for each sale of an aircraft equal to 1.5% of the aggregate gross proceeds in respect of dispositions of aircraft assets. Fees for additional services will be as mutually agreed. For the period from October 2, 2007 (commencement of agreement) to December 31, 2007, we did not pay any additional servicing fees to BBAM.

SERVICING AGREEMENT BETWEEN B&B AIR ACQUISITION AND BBAM

On November 7, 2007, B&B Air Acquisition entered into a Servicing and Administrative Services Agreement (‘‘Servicing Agreement’’) with BBAM. The principal services being provided by BBAM under the Servicing Agreement are:

•	lease marketing and remarketing, including lease negotiation;

•	collecting rental payments and other amounts due under leases, lease compliance and enforcement and accepting delivery of aircraft under lease; and

•	providing legal and accounting services, including preparing and providing reports as required by the Aircraft Acquisition Facility and providing other services to cause B&B Air Acquisition to comply with the Aircraft Acquisition Facility.

B&B Air Acquisition will pay BBAM a fee for the services of $20,000 per month plus 3.5% of the monthly rents actually collected. In addition, the Company shall pay a sales fee to BBAM equal to 1.5% of the cash proceeds collected with respect to the sale of any aircraft.

B&B Air Acquisition may replace BBAM as the Servicer under certain conditions including an event of default under the credit agreement, failure to make certain payments as required by the Aircraft Acquisition Facility and the bankruptcy or dissolution of BBAM.

Fees paid to BBAM pursuant to this servicing agreement for the period from November 7, 2007 to December 31, 2007 amounted to $0.1 million.

ADMINISTRATIVE SERVICES AGREEMENT

Pursuant to an administrative services agreement, B&B Air Funding has engaged our Manager to act as its administrative agent and to perform various administrative services, including maintaining its books and records, procuring and supervising legal counsel, accounting, tax and other advisers, and informing the board of directors of BB Air Funding if the administrative agent believes that the net revenues generated by the leases of the aircraft will be insufficient to satisfy the payment obligations under its Securitization. In consideration for such services, B&B Air Funding pays the administrative agent an annual fee of $750,000, subject to increases tied to a cost of living index, and will reimburse it for its expenses. For the period from October 2, 2007 (commencement of agreement) to December 31, 2007, we incurred administrative services fees totaling $0.5 million.

PRIVATE PLACEMENT AGREEMENTS

Pursuant to a private placement agreement, Babcock & Brown and the other private investors purchased from us, in a private placement concurrent with our IPO, 14,907,800 ADSs at a price per share equal to the initial public offering price of $23.00 per ADS. In consideration of the issue and delivery of such shares, Babcock & Brown and most of the other private investors that are existing equity holders of JET-i delivered to us a combination of cash and promissory notes. The amount paid in cash by each such private investor was equal to the amount of cash that such private investor received as a distribution from JET-i from the proceeds received from us for the sale of the aircraft in our Initial Portfolio, after payment of indebtedness of JET-i related to such aircraft. The balance of the purchase price due from each such private investor was delivered in the form of a promissory note secured by such private investors’ membership interest in JET-i and its shares purchased in the private placement. The promissory notes bear interest at a rate equal to 4% per annum. In consideration of the arrangement of the transactions occurring in connection with our IPO, certain of the private investors that are current equity holders of JET-i also agreed to pay to us an aggregate amount of approximately $3.0 million.

As of the date we completed our IPO, we received promissory notes from B&B and the other private investors aggregating to $321.4 million. As of December 31, 2007, the notes receivable had an outstanding balance of $1.8 million. The promissory notes were fully paid in January 2008.

REGISTRATION RIGHTS AGREEMENT

We have entered into a registration rights agreement with Babcock & Brown and the other private investors purchasing our shares in the private placement pursuant to which we have agreed that, upon the request of Babcock & Brown or any of the other private investors:

•	at any time beginning 180 days but prior to 360 days after September 26, 2007, we will file one registration statement to register for resale under the Securities Act the shares that Babcock & Brown and the other private investors purchased from us, and

•	at any time on and after 360 days after September 26, 2007, we will file one or more registration statements to register for resale under the Securities Act the shares that Babcock & Brown and the other private investors are purchased from us.

In the registration rights agreement we have also agreed to register the shares that our Manager may receive in payment of the incentive fee under our management agreement. In the registration rights agreement we have agreed to pay expenses in connection with such registration and sales and have indemnified the private investors and Babcock & Brown for material misstatements or omissions in the registration statement.

INTEREST OF OFFICERS AND DIRECTORS IN AIRCRAFT SELLERS

Steven Zissis, chairman of our board of directors and of the board of directors of our Manager and the President of BBAM, owns a 20% interest in Double Black Diamond LLC, a Delaware limited liability company certain of whose subsidiaries owned three aircraft in our Initial Portfolio. We paid an aggregate purchase price for these aircraft of $16.6 million. Mr. Zissis received 20% of the proceeds of the sale of these aircraft by Double Black Diamond LLC.

Mr. Zissis and James Fantaci, a member of our board of directors and the board of directors of our Manager, each has an investment interest of less than 1.0% in Babcock & Brown Structured Finance Fund Limited which indirectly holds 11.4% of the membership interests in JET-i Holdings through B&B Aircraft Lessor No.1 Ltd. Mr. Fantaci is also a director of Babcock & Brown Structured Finance Fund Limited. Colm Barrington, our chief executive officer and a member of our board of directors, Mr. Zissis and Mr. Fantaci each has an investment interest of less than 0.5% in Babcock & Brown Global Partners which owns BBGP Aircraft Holdings Limited, a private investor which holds 32.8% of the membership interests in JET-i Holdings.

Expense Reimbursements

We and JET-i each paid half of the fees and expenses related to the delivery of the aircraft and the novations of the leases in our Initial Portfolio. We also reimbursed JET-i $1.7 million for a portion of the cost of entering into an option on an interest rate swap agreement intended to fix a portion of the floating rate interest payable on the Notes.

Our Predecessor’s Related-Party Transactions

JET-i has no employees and has outsourced to Babcock & Brown its daily operations through various agreements. A description of our Predecessor’s related party transactions is contained in Note 9 to our Predecessor’s audited historical financial statements included elsewhere in this Annual Report. See Item 18 ‘‘Financial Statements.’’

ITEM 8.    FINANCIAL INFORMATION

Consolidated statements and other financial information.

See Item 18 below for information regarding our consolidated financial statements and additional information required to be disclosed under this Item.

Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had, a significant effect on our business, financial position, results of operations or liquidity. We are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.

Dividend Policy

Our board of directors has adopted a policy to pay a regular quarterly cash dividend to our shareholders. On January 14, 2008, our board of directors declared a dividend of $0.50 per share for the period from the completion of our IPO on October 2, 2007 to December 31, 2007, in the aggregate amount of approximately $16.8 million. This dividend was paid on February 20, 2008, to shareholders of record on January 31, 2008.

Our dividend policy is based on the cash flow profile of our business. We expect to generate significant cash flow from leases with a diversified group of commercial aviation customers. We intend to distribute a portion of our cash flow to our shareholders, while retaining cash flow for reinvestment in our business. Retained cash flow may be used to fund acquisitions of aircraft and other aviation assets, make debt repayments and for other purposes, as determined by our management and board of directors. Our dividend policy reflects our judgment that by reinvesting a portion of our cash flow, we will be able to provide value to our shareholders by enhancing our long-term dividend paying capacity. Our objectives are to maintain and to increase distributable cash flow per share through acquisitions of additional aircraft and other aviation assets. We cannot assure you that we will be successful in achieving these objectives. Our management agreement includes an incentive for our Manager to increase our distributable cash flow by providing for an incentive fee that is payable to our Manager only if the quarterly dividend on our common shares exceeds specified targets.

Our dividend policy has certain risks and limitations as further described under ‘‘Risk Factors – Risks related to our dividend policy.’’ We may not be able to pay dividends according to our policy or at all, if, among other things, we do not have sufficient cash to pay the intended dividends or if our financial performance does not achieve expected results. To the extent that we do not have sufficient cash to pay dividends, we do not intend to borrow funds to pay dividends. By paying dividends rather than investing all of our earnings in future growth, we risk slowing our growth and not having a sufficient amount of cash to fund our operations or unanticipated capital expenditures.

The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors as our board of directors deems relevant.

Our goal is to increase our distributable cash flow per share through accretive acquisitions of additional aircraft. If we are successful, our board of directors will consider an increase in our quarterly dividends. Our plan, however, is not to increase dividends unless the board concludes we are retaining adequate funds in our business to assure that we maintain our long-term dividend paying ability.

As a Bermuda company, our ability to pay dividends is subject to certain restrictions imposed by Bermuda law.

ITEM 9.    THE OFFER AND LISTING

Our ADSs, each representing one common share, are traded on the New York Stock Exchange under the symbol ‘‘FLY.’’

The following table sets forth the monthly high and low prices for our ADSs on the New York Stock Exchange since September 26, 2007, the date of listing.

	High	Low
2007:
September 2007	$22.90	$22.60
October 2007	23.90	20.49
November 2007	22.97	17.31
December 2007	20.15	16.56
2008:
January 2008	18.85	15.00
February 2008	18.85	15.81
March 2008 (through March 28)	17.00	13.40

ITEM 10.    ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

Pursuant to the instructions to Form 20-F, the information called for by this Item 10 is contained in our Registration Statement on Form F-1, as filed with the SEC on September 12, 2007, as subsequently amended, under the heading ‘‘Description of Share Capital,’’ and is hereby incorporated by reference.

Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, preceding the date of this Annual Report:

1)	Management Agreement, dated as of October 2, 2007, between Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Limited. See Item 7.B ‘‘Related Party Transactions — Management Agreement.’’

2)	Asset Purchase Agreement, dated as of October 2, 2007, among JET- i Leasing LLC, the aircraft sellers named therein and Babcock & Brown Air Funding I Limited. See Item 7.B ‘‘Related Party Transactions — Asset Purchase Agreement.’’

3)	Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. See Item 7.B ‘‘Related Party Transactions — Servicing Agreement.’’

4)	Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited. See Item 7 ‘‘Related Party Transactions — Administrative Services Agreements.’’

5)	Private Placement Agreements among private investors and Babcock & Brown Air Limited. See Item 7 ‘‘Related Party Transactions — Private Placement Agreements.’’

6)	Registration Rights Agreement, dated as of October 2, 2007, among private investors and Babcock & Brown Air Limited. See Item 7 ‘‘Related Party Transactions — Registration Rights Agreement.’’

7)	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited. See Item 5 ‘‘Liquidity and Capital Resources — Financing — Securitization.’’

8)	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited. See Item 5 ‘‘Liquidity and Capital Resources — Financing — Securitization.’’

9)	Revolving Credit Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, & Brown Air Funding I Limited. See Item 5 ‘‘Liquidity and Capital Resources — Financing — Liquidity Facility.’’

10)	Aircraft Acquisition Facility, dated as of November 7, 2007 among Babcock & Brown Air Acquisition I Limited, the Lenders from time to time party thereto and Credit Suisse, New York Branch. See Item 5 ‘‘Liquidity and Capital Resources — Financing — Aircraft Acquisition Facility’’.

11)	Servicing and Administrative Services Agreement, dated as of November 7, 2007 among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Acquisition I Limited and each Aircraft Subsidiary that becomes a party thereto. See Item 7 ‘‘Related Party Transactions — Servicing Agreement.’’

Exchange Controls

We are not aware of any governmental laws, decrees or regulations in Bermuda that restrict the export of import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitation of non-resident or foreign owners to hold or vote our securities imposed by the laws of Bermuda of our memorandum of association or bye-laws.

Taxation

Irish Tax Considerations

The following discussion reflects the material Irish tax consequences applicable to both Irish and Non-Irish Holders (as defined below) of the acquisition, ownership and disposition of our shares. This discussion is based on Irish tax law, statutes, treaties, regulations, rulings and decisions all as of the date of this Annual Report. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, to what impact, if any, such changes will have on the summary contained in this Annual Report. Proposed amendments may not be enacted as proposed, and legislative or judicial changes, as well as changes in administrative practice, may modify or change statements expressed herein.

This summary is of a general nature only. It does not constitute legal or tax advice nor does it discuss all aspects of Irish taxation that may be relevant to any particular holder of our shares. The Irish tax treatment of a holder of our shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of our shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of our shares.

For the purposes of this summary of Irish tax considerations:

•	An ‘‘Irish Holder’’ is a holder of our shares that (1) beneficially owns our shares by virtue of holding the related ADSs evidenced by the relevant American Depositary Receipt or ADR; (2) in the case of individual holders, is resident or ordinarily resident in Ireland under Irish taxation laws; and (3) in the case of a holder that is a company, is resident in Ireland under Irish taxation laws and is not also a resident of any other country under any double taxation agreement entered into by Ireland.

•	A ‘‘Non-Irish Holder’’ is a Holder of our shares that is not an Irish Holder and has never been an Irish Holder.

•	A ‘‘US Holder’’ is a holder of our shares that: (1) beneficially owns our shares by virtue of holding the related ADSs evidenced by the relevant ADR; (2) is a resident of the United States for the purposes of the Ireland/United States Double Taxation Convention; (3) in the case of an individual holder, is not also resident or ordinarily resident in Ireland for Irish tax purposes; (4) in the case of a corporate holder, is not resident in Ireland for Irish tax purposes and is not ultimately controlled by persons resident in Ireland; and (5) is not engaged in any trade or business and does not perform independent personal services through a permanent establishment or fixed base in Ireland.

•	‘‘Relevant Territory’’ is defined as a country with which Ireland has a double tax treaty, (which includes the United States), or a member state of the European Union other than Ireland.

Irish Dividend Withholding Tax

Dividends that we pay on our shares generally are subject to a 20% dividend withholding tax, or DWT. DWT may not apply where an exemption is permitted by legislation or treaty and where we have received all necessary documentation prior to the payment of the dividend.

Irish Holders.    Individual Irish Holders are subject to DWT on any dividend payments that we make. Corporate Irish Holders will generally be entitled to claim an exemption from DWT by delivering a declaration to us in the form prescribed by the Irish Revenue Commissioners.

Non-Irish Holders.    Shareholders who are individuals resident in a Relevant Territory and who are not resident or ordinarily resident in Ireland may receive dividends free from DWT where the shareholder has provided us with the relevant declaration and residency certificate required by Irish legislation. Corporate shareholders that are not resident in Ireland and

•	who are ultimately controlled by persons resident in a Relevant Territory and who are not ultimately controlled by persons not resident in a Relevant Territory; or

•	who are resident in a Relevant Territory and not controlled by Irish residents; or

•	whose principal class of shares or the principal class of shares of whose 75% or greater parents are substantially and regularly traded on a recognized stock exchange in a Relevant Territory; or

•	which are wholly owned by two or more companies, each of whose principal class of shares are substantially and regularly traded on a recognized stock exchange in a Relevant Territory may receive dividends free from DWT where they provide us with the relevant documentation required by Irish law.

U.S. Holders.    Qualifying American depositary banks that receive dividends from Irish companies and transmit those dividends to U.S. Holders of ADSs are permitted to transmit those dividends on a gross basis (without deduction of DWT) in the following circumstances:

•	where the depositary bank’s ADS register shows that the direct beneficial owner has a U.S. address on the register; or

•	if there is a further intermediary between the depositary bank and the beneficial shareholder, where the depositary bank received confirmation from the intermediary that the beneficial shareholder’s address in the intermediary’s records is in the United States.

Consequently, we expect that U.S. Holders of ADSs will receive dividends that we pay free of DWT.

U.S. Holders that do not comply with the documentation requirements or otherwise do not receive the dividend gross of Irish withholding taxes may be entitled to claim a refund of the 20% withholding tax from the Irish Revenue Commissioners.

Unless a U.S. holder of ADSs otherwise specifies, a customary fee of $0.003 per ADS will be deducted from each dividend paid to such holder so that such dividend may be paid gross of Irish withholding taxes.

Income Tax

Irish and Non-Irish Holders

Irish Holders.    Individual Irish Holders are subject to income tax on the gross amount of any dividend (i.e., the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 41% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of any DWT. Individual Irish Holders may, depending on their circumstances, also be subject to the Irish health levy of 2.5% and pay related social insurance contributions of up to 3% in respect of dividend income.

Corporate Irish Holders generally will not be subject to Irish tax in respect of dividends received.

Non-Irish Holders.    Non-Irish Holders will not have an Irish income tax liability on dividends from us if the shareholder is neither resident nor ordinarily resident in Ireland and is:

•	an individual resident in a Relevant Territory; or

•	a corporation that is ultimately controlled by persons resident in a Relevant Territory; or

•	a corporation whose principal class of shares (or whose 75% or greater parent’s principal class of shares) are substantially and regularly traded on a recognized stock exchange in a Relevant Territory; or

•	a corporation that is wholly owned by two or more corporations each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in a Relevant Territory; or

•	otherwise entitled to an exemption from DWT.

If a Non-Irish Holder is not so exempted, such shareholder will be liable for Irish income tax (currently 20%) on dividends received from us, but will be entitled to a credit for DWT withheld.

Taxation of Capital Gains

Irish Holders.    Irish Holders that acquire shares will generally be considered, for Irish tax purposes, to have acquired their shares at a base cost equal to the amount paid for shares. On subsequent dispositions, shares acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a ‘‘first in first out’’ basis before shares acquired at a later time. Irish Holders that dispose of their shares will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realized from such disposition exceed the base cost of the common shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 20%. Unutilized capital losses from other sources generally can be used to reduce gains realized on the disposal of our shares.

An annual exemption allows individuals to realize chargeable gains of up to €1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish Holders are required, under Ireland’s self-assessment system, to file a tax return reporting any chargeable gains arising to them in a particular tax year. When disposal proceeds are received in a currency other than euro they must be translated into euro amounts to calculate the amount of any chargeable gain or loss. Similarly, acquisition costs denominated in a currency other than the euro must be translated at the date of acquisition to euro amounts. Irish Holders that realize a loss on the disposition of our shares generally will be entitled to offset such allowable losses against capital gains realized from other sources in determining their CGT liability in a year. Allowable losses which remain unrelieved in a year generally may be carried forward indefinitely for CGT purposes and applied against capital gains in future years. Transfers between spouses will not give rise to any chargeable gain or loss for CGT purposes.

Non-Irish Holders.    A person who is not resident or ordinarily resident in Ireland is not subject to Irish capital gains tax on the disposal of our shares.

Irish Capital Acquisitions Tax

A gift or inheritance of our shares will be within the charge to capital acquisitions tax (CAT) where the donor/deceased or the beneficiary is resident or ordinarily resident in Ireland at the date of the gift/inheritance or to the extent that the property of which the gift or inheritance consists is situated in Ireland at the relevant date. Special rules with regard to residence apply where an individual is not domiciled in Ireland. CAT is charged at a flat rate of 20%. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

The Estate Tax Convention between Ireland and the United States generally provides for Irish CAT paid on inheritances in Ireland to be credited, in whole or in part, against tax payable in the United States, in the case where an inheritance of shares is subject to both Irish CAT and US federal estate tax. The Estate Tax Convention does not apply to Irish CAT paid on gifts.

Irish Stamp Duty

No Irish stamp or capital duty shall apply to the issuance of the common shares. Transfers of the common shares would not ordinarily be subject to Irish stamp duty, unless the transfer was related to Irish property or any matter or thing done or to be done in Ireland. Transfers of ADSs are exempt from Irish stamp duty when the ADSs are dealt in on the New York Stock Exchange, NASDAQ National Market or any recognized stock exchange in the United States or Canada and the transfer does not relate to Irish property or any matter or thing done or to be done in Ireland.

Taxation of the B&B Air Group

Corporation Tax

In general, Irish-resident companies pay corporation tax at the rate of 12.5% on trading income and 25% on non-trading income. B&B Air and its Irish-tax-resident subsidiaries intend to conduct business so that they carry on a trading business for Irish tax purposes. Non-trading income, including certain categories of interest income, will be subject to corporation tax at the rate of 25%.

Irish Value-Added Tax (VAT)

Ireland generally imposes VAT on the supply of goods and services. Payments by a lessee to B&B Air will not be subject to Irish VAT in any case where the leased aircraft is used or to be used by a transport undertaking operating for reward chiefly on international routes or the aircraft is or is to be effectively used an enjoyed wholly outside the EU.

U.S. Federal Income Tax Considerations

The following is a general discussion of the U.S. federal income taxation of us and of certain U.S. federal income tax consequences of acquiring, holding or disposing of the shares by U.S. Holders (as defined below) and information reporting and backup withholding rules applicable to both U.S. and Non-U.S. Holders (as defined below). It is based upon the U.S. Internal Revenue Code, the U.S. Treasury regulations (‘‘Treasury Regulations’’) promulgated thereunder, published rulings, court decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary does not purport to address all of the U.S. federal income tax consequences applicable to us or to all categories of investors, some of whom may be subject to special rules including, without limitation, dealers in securities or currencies, financial institutions or ‘‘financial services entities,’’ life insurance companies, holders of shares held as part of a ‘‘straddle,’’ ‘‘hedge,’’ ‘‘constructive sale’’ or ‘‘conversion transaction’’ with other investments, U.S. persons whose ‘‘functional currency’’ is not the U.S. dollar, persons who have elected ‘‘mark-to-market’’ accounting, persons who have not acquired their shares upon their original issuance, or in exchange for consideration other than cash, persons who hold their share through a partnership or other entity which is a pass-through entity for U.S. federal income tax purposes, or persons for whom a share is not a capital asset, and persons holding, directly indirectly or constructively, 5% or more of our shares or underlying shares. The tax consequences of an investment in our shares will depend not only on the nature of our operations and the then-applicable U.S. federal tax principles, but also on certain factual determinations that cannot be made at this time, and upon a particular investor’s individual circumstances. No advance rulings have been or will be sought from the Internal Revenue Service (the ‘‘IRS’’) regarding any matter discussed herein.

For purposes of this discussion, a ‘‘U.S. Holder’’ is (1) a citizen or resident of the United States; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust which (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A ‘‘Non-U.S. Holder’’ is a beneficial owner of our shares that is not a U.S. Holder and who, in addition, is not (1) a partnership or other fiscally transparent entity; (2) an individual present in the United States for 183 days or more in a taxable year who meets certain other conditions; or (3) subject to rules applicable to certain expatriates or former long-term residents of the United States. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase the shares. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States. For U.S. tax purposes holders of our ADSs are treated as if they hold the underlying common shares represented by the ADSs.

Taxation of U.S. Holders of Shares

U.S. Holders of shares are subject to U.S. tax under either the passive foreign investment companies (‘‘PFIC’’) rules, as summarized below.

Tax Consequences of Passive Foreign Investment Company (PFIC) Status.    We will be deemed a PFIC if 75% or more of our gross income, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income. Alternatively, we will be deemed to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. We expect to be viewed as a PFIC for 2007 and for the foreseeable future. Assuming we are a PFIC, our dividends will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. Holders. Thus, dividends will be taxed at the normal rate applicable to ordinary income.

Assuming we are a PFIC, U.S. Holders of our shares will be subject to different taxation rules with respect to an investment in our shares depending on whether they elect to treat us as a qualified electing fund, or a QEF, with respect to their investment in our shares. If a U.S. Holder makes a QEF election in the first taxable year in which the U.S. Holder owns our shares (and if we comply with certain reporting requirements, which we intend to do), then such U.S. Holder will be required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate voluntary election to defer payment of taxes, which deferral is subject to an interest charge. If a QEF election is made, U.S. Holders will not be taxed again on our distributions attributable to QEF inclusions. Instead, distributions will reduce the U.S. Holder’s basis in our shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of a capital asset.

Provided you make a QEF election, we estimate that if you hold the shares that you purchased in our offering through December 31, 2009, you will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be less than 33% of the cash distributions paid to you during such period. Although we have estimated that if you make a QEF election the taxable income allocated to you initially will be less than projected distributions, if we do not acquire additional aircraft generating sufficient depreciation deductions for U.S. tax purposes, your share of taxable income will likely exceed cash distributions at some point in the future. Distributions in excess of the amounts treated as income will be treated first as a non-taxable return of capital to the extent of your basis in the shares and thereafter as a capital gain. These estimates are based upon the assumption that cash flow from operations will be sufficient to pay the regular quarterly distributions on our shares during the referenced period and other assumptions with respect to the timing of the transfer of the aircraft in the Initial Portfolio to us, capital expenditures, cash flow and anticipated aircraft acquisitions and dispositions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, there can be no assurance that your allocable U.S. federal taxable income will not be more or less than the estimated amounts. It is also possible that U.S. federal taxable income allocated to you in any period could exceed the amount of distributions paid to you with respect to such period.

Because we are a PFIC, if a U.S. Holder does not make a QEF election, then the following special rules will apply:

•	Excess distributions by us to a U.S. Holder would be taxed in a special way. ‘‘Excess distributions’’ are amounts received by a U.S. Holder with respect to our shares in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder’s holding period for shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our shares. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year in which we were a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

•	The entire amount of gain realized by a U.S. Holder upon the sale or other disposition of shares will also be treated as an excess distribution and will be subject to tax as described above.

•	The tax basis in shares that were acquired from a decedent who was a U.S. Holder would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower than fair market value.

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return or, if not required to file an income tax return, by filing such form with the IRS. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. Holder must file a completed IRS Form 8621 every year. We intend to provide U.S. Holders with all necessary information to enable them to make QEF elections as described above. If any subsidiary is not subject to an election to be treated as a disregarded entity or partnership for U.S. tax purposes then a QEF election would have to be made for each such subsidiary. We intend to make an election to treat each of our subsidiaries as a disregarded entity for U.S. tax purposes.

U.S. Holders may, instead of making a QEF election, elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference, as of the close of the taxable year, between the fair market value of the shares and the U.S. Holder’s adjusted tax basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. A mark-to-market election is only available if our shares meet trading volume requirements on qualifying exchange.

U.S. Holders who hold shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election.

You should consult your tax advisor about the PFIC rules, including the advisability of making a QEF election or mark-to-market election.

Taxation of the Disposition of Shares.    A U.S. Holder that has made a QEF election for the first year of its holding period will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the shares, which is usually the cost of such shares (as adjusted to take into account any QEF inclusion and any distribution) and the amount realized on a sale or other taxable disposition of the shares. If, as anticipated, the shares are publicly traded, a disposition of shares will be considered to occur on the ‘‘trade date,’’ regardless of the holder’s method of accounting. If a QEF election has been made, capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate holders.

Information Reporting and Backup Withholding for U.S. Holders

Dividend payments made within the United States with respect to the shares, and proceeds from the sale, exchange or redemption of shares, may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s tax liability, and a U.S. Holder may obtain a refund of any excess amount withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS.

Information Reporting and Backup Withholding for Non-U.S. Holders

Information reporting to the United States and backup withholding to the IRS generally would not be required for dividends paid on our shares or proceeds received upon the sale, exchange or redemption of our shares to Non-U.S. Holders who hold or sell our shares through the non-U.S. office of a non-U.S. related broker or financial institution. Information reporting and backup withholding may apply if shares are held by a Non-U.S. Holder through a U.S., or U.S.-related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. Holder fails to establish an exemption from information reporting and backup withholding by certifying such holder’s status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

The IRS may make information reported to you and the IRS available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, if any, provided the required information is timely furnished by you to the IRS. You should consult your own tax advisors regarding the filing of a U.S. tax return for claiming a refund of any such backup withholding. Non-U.S. Holders should consult their tax advisors regarding the application of these rules.

Taxation of B&B Air and Our Subsidiaries

Unless otherwise exempted by an applicable income tax treaty, a non-U.S. corporation that is directly or through agents engaged in a trade or business in the U.S. is generally subject to U.S. federal income taxation, at the graduated tax rates applicable to U.S. corporations, on the portion of such non-U.S. corporation’s income that is ‘‘effectively connected’’ with such trade or business. In addition, such a non-U.S. corporation may be subject to the U.S. federal branch profits tax on the portion of its ‘‘effectively connected earnings and profits’’ constituting ‘‘dividend equivalent amounts’’ at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty. In addition non-U.S. corporations that earn certain U.S. source income not connected with a U.S. trade or business can be subject to a 30% withholding tax on such gross income unless they are entitled to a reduction or elimination of such tax by an applicable treaty. Furthermore, even if a non-U.S. corporation is not engaged in business in the United States, certain U.S. source ‘‘gross transportation income’’ (which includes rental income from aircraft that fly to and from the United States) is subject to a 4% gross transportation tax in the United States unless a statutory or treaty exemption applies.

We expect that we and our Irish tax resident subsidiaries will be entitled to claim the benefits of the Irish Treaty. Accordingly, even if we earn income that otherwise would be treated as subject to tax in the United States, such income is expected to be exempt from U.S. tax under the Irish Treaty to the extent that it is (1) rental income attributable to aircraft used in international traffic; (2) gain from the sale of aircraft used in international traffic; or (3) U.S. source business profits (which includes rental income from, and gains attributable to, aircraft operated in U.S. domestic service) not connected with a U.S. permanent establishment. For this purpose, ‘‘international traffic’’ means transportation except where flights are solely between places within the United States. We also expect that we will not be treated as having a U.S. permanent establishment. Thus we do not believe that we will be subject to taxation in the United States on any of our aircraft rental income or gains from the sale of aircraft.

No assurances can be given, however, that we will continue to qualify each year for the benefits of the Irish Treaty or that we will not in the future be treated as maintaining a permanent establishment in the U.S. In order for us and our subsidiaries to be eligible for the benefits of the Irish Treaty for a particular fiscal year, we must each satisfy the requirements of Article 23 (Limitation on Benefits) of the Irish Treaty for that fiscal year. We will be eligible for the benefits of the Irish Treaty if the principal class of our shares are substantially and regularly traded on one or more recognized stock exchanges. Our shares will be substantially and regularly traded on one or more recognized stock exchanges in a fiscal year if: (1) trades in such shares are effected on such stock exchanges in more than de minimis quantities during every quarter; and (2) the aggregate number of shares traded on such stock exchanges during the previous fiscal year is at least 6% of the average number of shares outstanding during that taxable year. In particular, if our shares cease to be treated as regularly traded, then we may no longer be eligible for the benefits of the Irish Treaty. Our subsidiaries that are Irish tax-resident will be eligible for benefits under the Irish Treaty if we hold, directly or indirectly, 50% or more of the vote and value of the subsidiary and we meet the regularly traded test described above.

If we or any subsidiary were not entitled to the benefits of the Irish Treaty, any income that we or that subsidiary earns that is treated as effectively connected with a trade or business in the United States, either directly or through agents, would be subject to tax in the United States at a rate of 35%. In addition, we or that subsidiary would be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%, considered distributed from the U.S. business. In addition, if we did not qualify for Irish Treaty benefits, certain U.S. source rental income not connected with a U.S. trade or business could be subject to withholding tax of 30% and certain U.S. source gross transportation income could be subject to a 4% gross transportation tax.

Bermuda Tax Considerations

We are incorporated under the laws of Bermuda. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

Documents On Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at West Pier, Dun Laoghaire, County Dublin, Ireland. You may read and copy these documents, including the related exhibits and schedules, and any documents we file with the SEC without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these documents are also available at the SEC’s website, http://www.sec.gov. Copies of the material may be obtained by mail from the public reference branch of the SEC at the address listed above at rates specified by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our internet address is www.babcockbrownair.com. However, the information on our website is not a part of this Annual Report.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the notes issued in the Securitization and borrowings under our Liquidity Facility and our Aircraft Acquisition Facility. 43 out of our 52 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining nine leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. Although we believe a sensitivity analysis provides the most meaningful analysis permitted by the rules and regulations of the SEC, it is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase (decrease) in our variable interest rates would have increased (decreased) our interest expense by $8.6 million and would have increased (decreased) our revenues by $2.8 million on an annualized basis for the year ending December 31, 2007.

We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes and to minimize the risks associated with our other variable rate debt, including any borrowings under our Aircraft Acquisition Facility. We expect that these interest rate swaps would significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Foreign Currency Exchange Risk

During 2007, we received all of our revenue in U.S. dollars and paid substantially all of our expenses in U.S. dollars. We have recently entered into a lease pursuant to which we receive part of the lease payments in euro. We have engaged in a foreign currency hedging transaction related to this lease. Although most of our revenues and expenses are in U.S. dollars, we will incur some of our expenses in other currencies, primarily the euro, and we may enter into additional leases under which we receive revenue in other currencies, primarily the euro. During the past several years, the U.S. dollar has depreciated against the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive most of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

We conducted an evaluation of the appropriate disclosure controls, procedures and internal controls over financial reporting under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer and our Manager. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007 to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In connection with our IPO, we assumed independent responsibility for our disclosure controls and internal controls over financial reporting. Prior to the IPO, Babcock & Brown provided our Predecessor with disclosure controls and internal controls over financial reporting. This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies. Under the supervision and participation of our Chief Executive Officer, Chief Financial Officer and our Manager, we are in the process of conduction further evaluation of Section 404 under the Sarbanes-Oxley Act and have engaged an advisor to assist us in evaluating, designing, implementing and testing internal controls over financial reporting in compliance with Section 404. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Joseph M. Donovan, the Chairman of our Audit Committee of the Board of Directors, qualifies as an audit committee financial expert and is ‘‘independent’’ as defined under the applicable rules of the New York Stock Exchange. See Item 6 – Directors, Senior Management and Employees.

ITEM 16B.    CODE OF ETHICS

We have adopted our (i) Board Governance Document, (ii) Code of Business Conduct and Ethics and (iii) Supplemental Code of Ethics for the Chief Executive Officer and Senior Financial Officers. These documents, along with the Audit Committee, Compensation Committee and Nominations and Corporate Governance Committee charters are available under ‘‘Corporate Governance’’ in the About Us section of our website (www.babcockbrownair.com).

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountants for the year ended December 31, 2007 were Ernst & Young LLP.

The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the period from May 3, 2007 (incorporation date) to December 31, 2007 and fees billed for other services rendered (in thousands):

	Amount	%
Audit fees(1)	$1,062	100.0%
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$1,062	100.0%

(1)	Audit fees include (i) annual audit fee for B&B Air and its subsidiaries and (ii) fees related to services performed in conjunction with our registration statement on Form F-1.

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors. The audit fees incurred in 2007 were approved by the Audit Committee.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

INDEX

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheet of Babcock & Brown Air Limited as of December 31, 2007	F-3
Consolidated Statement of Operations of Babcock & Brown Air Limited for the period from May 3, 2007 (incorporation date) to December 31, 2007	F-4
Consolidated Statement of Shareholders’ Equity and Comprehensive Income of Babcock & Brown Air Limited for the period from May 3, 2007 (incorporation date) to December 31, 2007	F-5
Consolidated Statement of Cash Flows of Babcock & Brown Air Limited for the period from May 3, 2007 (incorporation date) to December 31, 2007	F-6
Notes to Consolidated Financial Statements	F-7
Schedule I – Condensed Financial Information of Parent	F-29
Report of Independent Registered Public Accounting Firm	F-32
Predecessor Consolidated Balance Sheets as of December 31, 2007 and 2006	F-33
Predecessor Consolidated Statements of Operations for the years ended December 31, 2007 and 2006 and for the period from November 22, 2005 (commencement of operations) to December 31, 2005	F-34
Predecessor Consolidated Statements of Member’s Capital for the period from November 22, 2005 (commencement of operations) to December 31, 2005 and for the years ended December 31, 2006 and 2007	F-35
Predecessor Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006 and for the period from November 22, 2005 (commencement of operations) to December 31, 2005	F-36
Notes to Predecessor Consolidated Financial Statements	F-37

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and
Shareholders of
Babcock & Brown Air Limited

We have audited the accompanying consolidated balance sheet of Babcock & Brown Air Limited and subsidiaries (the ‘‘Company’’) as of December 31, 2007, and the related consolidated statements of operations, shareholders’ equity and cash flow for the period from May 3, 2007 (incorporation date) to December 31, 2007. Our audit also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Babcock & Brown Air Limited and subsidiaries at December 31, 2007 and the consolidated results of their operation and their cash flows for the period from May 3, 2007 (incorporation date) to December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material aspects the information set forth therein.

/s/ Ernst & Young LLP
San Francisco, California
March 18, 2007

Babcock & Brown Air Limited
Consolidated Balance Sheet

As of DECEMBER 31, 2007
(dollars in thousands, except share and par value data)

2007
Assets
Cash and cash equivalents	$15,616
Rent receivables	832
Restricted cash and cash equivalents	112,621
Flight equipment under operating leases, net	1,309,142
Investment in direct finance leases, net	74,693
Deferred tax asset, net	36,712
Other assets, net	39,610
Total assets	$1,589,226
Liabilities
Accounts payable and accrued liabilities	$5,336
Rentals received in advance	7,675
Payable to related parties	1,651
Security deposits	22,899
Maintenance payment liability	49,850
Notes payable, net	852,933
Borrowings under aircraft acquisition facility	132,947
Other liabilities	25,433
Total liabilities	1,098,724
Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 33,603,450 shares issued and outstanding	34
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—
Additional paid-in capital	506,339
Notes receivable for common shares	(1,827)
Retained earnings	2,345
Accumulated other comprehensive loss, net	(16,389)
Total shareholders’ equity	490,502
Total liabilities and shareholders’ equity	$1,589,226

The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Consolidated Statement of Operations

For the period from MAY 3, 2007 (incorporation date) to DECEMBER 31, 2007
(dollars in thousands, except share data)

2007
Revenues
Operating lease revenue	$26,042
Finance lease income	2,365
Interest income	4,927
Total revenues	33,334
Expenses
Depreciation	8,573
Interest expense	14,628
Hedging costs related to interest rate swap option	1,725
Selling, general and administrative	4,866
Maintenance and other costs	165
Total expenses	29,957
Net income before provision for income taxes	3,377
Provision for income taxes	1,032
Net income	$2,345
Weighted average number of shares	12,584,008
Basic and diluted earnings per share	$0.19

The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Consolidated Statement of Shareholders’ Equity and Comprehensive Income

For the period from MAY 3, 2007 (INCORPORATION DATE) to DECEMBER 31, 2007
(dollars in thousands, except share data)

	Manager Shares		Common Shares		Additional Paid-in Capital	Notes Receivable for Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss, net	Total Shareholders’ Equity	Total Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount
Balance May 3, 2007 (incorporation date)	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common shares	—	—	1,000,000	1	9	—	—	—	10
Cancellation of common shares	—	—	(1,000,000)	(1)	(9)	—	—	—	(10)
Issuance of manager and common shares, net of underwriting fees and offering costs of $26,444	100	—	33,603,450	34	746,402	(321,354)	—	—	425,082
Collections of notes receivable for common shares and offering costs	—	—	—	—	—	319,527	—	—	319,527
Interest received on notes receivable for common shares	—	—	—	—	877	—	—	—	877
Deemed distribution to predecessor company, net	—	—	—	—	(240,940)	—	—	—	(240,940)
Net income	—	—	—	—	—	—	2,345	—	2,345	$2,345
Net change in the fair value of derivatives, net of deferred tax benefit of $2,342	—	—	—	—	—	—	—	(16,389)	(16,389)	(16,389)
Comprehensive loss, net										$(14,044)
Balance December 31, 2007	100	$—	33,603,450	$34	$506,339	$(1,827)	$2,345	$(16,389)	$490,502

The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Consolidated Statement of Cash Flows

For the period from may 3, 2007 (INCORPORATION DATE) to DECEMBER 31, 2007
(dollars in thousands, except share data)

2007
Cash Flows from Operating Activities
Net Income	$2,345
Adjustments to reconcile net income to net cash flow provided by operating activities:
Depreciation	8,573
Amortization of debt issuance costs	1,467
Amortization of lease discounts/premiums and other items	189
Direct finance lease income	(2,365)
Deferred tax expense	36
Changes in operating assets and liabilities:
Rent receivables	(832)
Other assets	(8,934)
Payable to related parties	1,651
Accounts payable and accrued liabilities	3,817
Rentals received in advance	7,675
Accrued interest payable	2,647
Other liabilities	5,891
Net cash flows provided by operating activities	$22,160
Cash Flows from Investing Activities
Acquisition of Initial Portfolio	$(1,139,952)
Purchase of flight equipment	(228,423)
Deposits on flight equipment purchases	(700)
Proceeds from direct finance leases	2,635
Net cash flows used in investing activities	$(1,366,440)
Cash Flows from Financing Activities
Movement in restricted cash and cash equivalents	$(112,621)
Security deposits received	24,842
Security deposits returned	(1,943)
Proceeds from maintenance payment liability	7,590
Proceeds from aircraft acquisition facility, net	122,908
Proceeds from issuance of notes payable, net	825,149
Proceeds from issuance of IPO shares, net	401,353
Proceeds from private placement shares	24,195
Repurchase of common shares	(10)
Interest received on notes receivable for common shares	877
Collections received on notes receivable for common shares	67,556
Net cash flows provided by financing activities	$1,359,896
Net increase in cash	$15,616
Cash at beginning of period	−
Cash at end of period	$15,616
Supplemental Disclosure of Non Cash Activities:
Cash paid during the period for:
Interest paid	$10,168
Taxes paid	341
Noncash financing activities:
Maintenance liabilities transferred for Initial Portfolio	42,259
Non-cash consideration exchanged for aircraft	251,971

The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

1.    Organization

Babcock & Brown Air Limited (the ‘‘Company’’ or ‘‘B&B Air’’) is a Bermuda exempted company incorporated on May 3, 2007 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed by Babcock & Brown Limited, an Australian company (collectively including its subsidiaries, ‘‘Babcock & Brown’’), to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries: Babcock & Brown Air Funding I Limited (‘‘B&B Air Funding’’) and Babcock & Brown Air Acquisition I Limited (‘‘B&B Air Acquisition’’).

Although the Company is organized under the laws of Bermuda, it is a resident in Ireland for Irish tax purposes and will be subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company was organized under the laws of Ireland.

In connection with its formation, B&B Air issued 1,000,000 common shares for $10,000 to Babcock & Brown. The shares were cancelled in October 2007 and the $10,000 of initial capital contribution was refunded to Babcock & Brown.

On October 2, 2007, the Company completed (i) its initial public offering (‘‘IPO’’) and issued 18,695,650 common shares in the form of American Depositary Shares at a public offering price of $23 per share; (ii) a private placement of 14,907,800 American Depositary Shares with Babcock & Brown and certain other equity investors of JET-i Holdings LLC, the parent company of JET-i Leasing LLC (‘‘JET-i’’), the predecessor company of B&B Air and certain funds managed by a company in which Babcock & Brown has an interest (together with the IPO, the ‘‘Offerings’’); and (iii) issued $853.0 million of aircraft lease-backed Class G-1 notes at an offering price of 99.71282% or $850.6 million as part of a securitization transaction (the ‘‘Notes’’) through its subsidiary, B&B Air Funding.

Net underwriting fees and other offering costs totalling approximately $26.4 million were incurred in connection with the IPO. In consideration for arranging the transactions associated with the Offerings, certain participants in the private placement have agreed to pay the Company an aggregate of $3.0 million for their share of certain expenses of the Offerings.

The Company utilized the net proceeds from the Offerings and the Notes to finance the acquisition of its Initial Portfolio of 47 commercial jet aircraft (‘‘Initial Portfolio’’). Forty-four of the aircraft in the Initial Portfolio were transferred to the Company from JET-i by the equity investors of JET-i Holdings LLC, in exchange for $1.36 billion in consideration. The remaining three aircraft were acquired from companies managed by Babcock & Brown.

The base purchase price for the Initial Portfolio was approximately $1,451.0 million, which is the sum of the net proceeds from the Offerings and the Notes, less the portion of such proceeds that shall be used to fund the Company’s formation and offering related expenses, up-front costs and expenses related to the Notes, and a cash balance of approximately $120.8 million that the Company retained to purchase additional aircraft. The base purchase price was adjusted downwards by the amount of rents received by the sellers from October 2, 2007 through the date of delivery of the aircraft and adjusted upwards by the amount of aircraft expenditures paid by the sellers during such period. The base purchase price was adjusted for interest received.

As of December 31, 2007, the transfer of the 44 aircraft from JET-i and one aircraft from a company managed by Babcock & Brown had been completed. The Company completed the transfer of the remaining two aircraft in the Initial Portfolio in the first quarter of 2008. Aircraft transferred to the Company by JET-i were recorded by the Company at JET-i’s net book value as of the delivery date.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

A deemed distribution to the predecessor company was recorded by B&B Air representing the excess between the purchase price of the aircraft, including related assets and liabilities assumed by the Company over the aircraft’s recorded value as of delivery date. A deferred tax benefit was recorded for the difference in depreciable tax basis and the book value of the aircraft.

In accordance with the Company’s bye-laws, B&B Air issued 100 shares with a par value of $0.001 to Babcock & Brown Air Management Limited (‘‘Manager Shares’’) for no consideration. Subject to the provisions of the Company’s bye-laws, the Manager Shares shall have the right to appoint the nearest whole number of directors to the Company which is not more the 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible to common shares and except as provided for in the bye-laws, have no voting rights.

2.    summary of significant accounting policies

Basis of Preparation

B&B Air is a holding company that conducts its business through its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (‘‘GAAP’’). All intercompany transactions and balances have been eliminated. The consolidated financial statements include the accounts of B&B Air and all of its subsidiaries. In instances where the Company is the primary beneficiary, B&B Air would consolidate a Variable Interest Entity (‘‘VIE’’) in accordance with Financial Accounting Standards Board (‘‘FASB’’) Interpretation No. 46, Consolidation of Variable Interest Entities. The consolidated financial statements are stated in United States Dollars, which is the principal operating currency of the Company.

use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third party appraisers and other materials, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

RISK and Uncertainties

The Company encounters during the normal course of its business two significant types of economic risk: credit and market. Credit risk is the risk of a lessee’s inability or unwillingness to make contractually required payments. Market risk reflects the change in the value of derivatives and credit facilities due to changes in interest rate spreads or other market factors, including the value of collateral underlying the credit facilities.

In addition, B&B Air is dependent upon the viability of the commercial aviation industry, which could affect the Company’s ability to service the leases on flight equipment it will own. Overcapacity and high levels of competition in some geographical markets may create unscheduled lease returns and possible supply surpluses, which may create pressure on rentals and flight equipment values. The values of flight equipment under operating leases and investment in direct finance leases will be subject to fluctuations in the values of commercial aircraft worldwide. A material decrease in values could have a negative effect on lease rentals and residual values and may require recognition of an impairment in the carrying value of the flight equipment.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Rent Receivables

Rent receivables represent unpaid, current lease obligations of lessees under existing lease contracts. The allowance for doubtful accounts is maintained at a level believed adequate by management to absorb probable losses inherent in rent receivables and is established on a specific identification basis. The assessment of default risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic conditions of the debtor’s operating environment and geographical areas, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current environmental factors and economic trends, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2007, the Company did not have any allowance for doubtful accounts.

Restricted CASH and Cash Equivalents

Pursuant to the Company’s credit agreements, certain payments received from lessees serve as collateral to the lenders and are thus subject to withdrawal restrictions. The Company’s restricted cash and cash equivalents consists primarily of (i) security deposits and maintenance payments received from lessees under the terms of various lease agreements, (ii) rent collections and (iii) other cash, all of which are subject to withdrawal restrictions pursuant to the order of priority governed by the Company’s credit agreements which is further described in Notes 6 and 8.

All restricted cash is held by a major financial institution in segregated accounts.

Flight Equipment UNDer operating leases

Flight equipment under operating lease is recorded at cost and depreciated on a straight-line basis over its remaining useful life to estimated residual value. Useful life is based on 25 years from the date of manufacture. Residual values are generally estimated to be 15% of original manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgement, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:

•	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.

•	Flight equipment which is out of production and may have a shorter useful life or lower residual value due to obsolescence.

Estimated residual values and useful lives of flight equipment are reviewed and adjusted if appropriate, at each reporting period. As of December 31, 2007, management’s estimates of residual values for flight equipment under operating leases averaged 14.9% of the original manufacturer’s estimated realized price.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

Major improvements and modifications incurred for an aircraft are capitalized and depreciated over the remaining life of the flight equipment.

Lease acquisition costs related to reconfiguration of the aircraft cabin and other lessee specific modifications are capitalized and amortized into expense over the term of the lease, assuming no lease renewals and are included in other assets. Generally, lessees are required to provide for repairs, scheduled maintenance and overhauls during the lease term and to be compliant with return conditions of flight equipment at lease termination. Costs paid by us for scheduled maintenance and overhauls in excess of amounts paid by lessees that materially increase long term value or useful life of the flight equipment are capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.

At the time of an aircraft acquisition, the Company evaluates whether the lease acquired with the aircraft is at fair market value. A lease premium is recognized when it is determined that the acquired lease’s terms are above market value; lease discounts are recognized when it is determined that the acquired lease’s terms are below fair market value. Lease premiums are capitalized into other assets and lease discounts are recorded in other liabilities and both are amortized on a straight-line basis to rent revenue over the lease term.

Flight Equipment Held for Sale

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (‘‘SFAS No. 144’’), flight equipment is classified as held for sale when we commit to and commence a plan of sale that is reasonably expected to be completed within one year. Flight equipment held for sale is stated at the lower of carrying value or fair value less estimated costs to sell.

Flight equipment held for sale is not depreciated and related deferred costs are not amortized. Subsequent changes to the asset’s fair value, either increases or decreases are recorded as adjustments to the carrying value of the flight equipment; however, any such adjustment would not exceed the original carrying value of the flight equipment held for sale. The rent received from flight equipment held for sale and related interest expense, net of income taxes, are reported in income from discontinued operations.

Flight equipment intended for sale beyond one year of the latest reporting period remains classified as Flight Equipment Under Operating Leases and continues to be depreciated over its remaining useful life until such time the sale closing date is less than one year away. No flight equipment was held for sale as of December 31, 2007.

Impairment of Flight Equipment

In accordance with SFAS No. 144, the Company evaluates flight equipment for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will assess whether the fair values of the flight equipment exceed the carrying value and an impairment loss is required. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under the current market conditions and

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including the existing lease, current contracted rates for similar aircraft, appraisal data and industry trends. Residual value assumptions generally reflect an aircraft’s booked residual, except where more recent industry information indicates a different value is appropriate.

The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs. There were no impairment losses recognized in the period ended December 31, 2007.

investment in direct finance leases

In accordance with SFAS No. 13, Accounting for Leases, the Company has recorded certain leases as Investment in Direct Finance Lease which consists of lease receivables, plus the estimated residual value of the equipment on lease termination date less unearned income. Lease receivables represent the total rent to be received over the term of the lease reduced by rent already collected. Initial unearned income is the amount by which the original sum of the lease receivable and the estimated residual value exceeds the original cost of the leased equipment. Unearned income is amortized to finance lease income over the lease term in a manner that produces a constant rate of return on the net investment in the lease.

derivative finaNcial instruments

The Company uses derivative financial instruments to manage its exposure to interest rate risks. Derivatives are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (‘‘SFAS No. 133’’), as amended. All derivatives are recognized on the balance sheet at their fair value. SFAS No. 133 provides special hedge accounting provisions, which permit the change in the fair value of the item being hedged to be recognized into earnings in the same period and in the same income statement line as the change in the fair value of the derivative instrument. On the date that the Company enters into a derivative contract, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income (loss), net of tax, until earnings are affected by the variability of cash flows of the hedged transaction.

Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item are recognized directly into income. Changes in the fair value of derivative financial instruments that do not qualify for hedge treatment under SFAS No. 133 are recorded in income.

At the hedge’s inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in cash flows of the derivative instrument have been highly effective in offsetting changes in the cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been or will not continue to

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

be highly effective as a hedge, hedge accounting is discontinued. When this occurs, unrecognized gains and losses recorded on hedged assets and liabilities are amortized over the remaining life of the hedged item beginning no later than when hedge accounting ceases.

other assets

Other assets consist primarily of debt issuance costs, unamortized lease premiums, initial direct lease costs and other receivables. The Company capitalizes costs incurred in arranging financing as debt issuance costs. Debt issuance costs are amortized to interest expense using the effective interest method over the terms of the credit facilities. Lease premiums are amortized into lease income over the lease term.

Security Deposits

In the normal course of leasing aircraft to third parties under its lease agreements, the Company receives cash or a letter of credit as security for certain contractual obligations. At December 31, 2007, security deposits represent cash received from the lessee that is held on deposit until termination of the lease.

Maintenance Payment Liability

The Company’s flight equipment is typically subject to triple-net leases under which the lessee is responsible for maintenance, insurance and taxes. B&B Air’s operating leases also obligate the lessees to comply with all governmental requirements applicable to the flight equipment, including without limitation, operational, maintenance, registration requirements and airworthiness directives.

Under the terms of the lease agreements, cash collected from lessees for future maintenance of the aircraft are recorded as maintenance payment liabilities. Maintenance payment liabilities are attributable to specific aircraft. Upon occurrence of qualified maintenance events, the lessee submits a request for reimbursement and upon disbursement of the funds, the liability is relieved.

In some leases the lessor may be obligated to contribute to maintenance related expenses on an aircraft during the term of the lease. In other instances, the lessee or lessor may be obligated to make a payment to the counterparty at the end of lease based on a computation stipulated in the lease agreement. The calculation is based on the utilization and condition of the airframe, engines and other major life-limited components as determined at lease termination.

The Company may also incur maintenance expenses on off-lease aircraft. Scheduled major maintenance or overhaul activities and costs for certain high-value components that are paid by the Company are capitalized and depreciated over the estimated useful life of such maintenance or components.

Amounts paid by the Company for maintenance, repairs and re-leasing of aircraft that do not extend the useful life of flight equipment are expensed as incurred.

Maintenance payment liability balances at the end of a lease or any amount received as part of a redelivery adjustment are recorded as lease revenue at lease termination. When flight equipment is sold, the reserve amounts which are not specifically assigned to the buyer are released from the balance sheet as part of the disposition gain or loss. The Company did not recognize any lease revenue at lease termination during the period from May 3, 2007 (incorporation date) to December 31, 2007.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, they are deferred and recognized in the period in which the recognition criteria are met.

Operating Lease Revenue

The Company receives operating lease revenues from flight equipment under operating leases. Rental income from aircraft rents is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee the option to extend the lease for an additional term. Contingent rents are recognised as revenue when they are earned. Revenue is not recognized when collection is not reasonably assured.

Finance Lease Income

Revenue from direct finance leases is recognized on the interest method to produce a level yield over the life of the finance lease. Expected unguaranteed residual values of leased assets are based on the Company’s assessment of residual values and independent appraisals of the values of leased assets remaining at expiration of the lease terms.

Taxes

The Company provides for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (‘‘SFAS No. 109’’). Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement and tax basis of existing assets and liabilities at the enacted tax rates of the Company’s tax jurisdiction expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amounts ultimately expected to be more-likely-than-not realized.

The Company applies FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (‘‘FIN No. 48’’), which clarifies the accounting for a tax uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has elected to classify interest on unpaid income taxes and penalties as a component of the provision for income taxes.

New Accounting PronouNcements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (‘‘SFAS No. 157’’). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies in conjunction with other accounting pronouncements that require or permit fair value measurements. This Statement will be effective for financial statements issued in 2008. The Company believes the adoption of SFAS No. 157 will not have a material impact on the Company’s financial position or results of operations or cash flows.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, Accounting for Planned Maintenance Activities (‘‘FSP’’). This FSP amends certain provisions in the AICPA Industry Guide, Audits of Airlines and eliminates the accrue-in-advance method of accounting for planned major maintenance activities. B&B Air applies the deferral method which requires that the actual maintenance costs for major overhauls are capitalized and depreciated over the period until the next overhaul is required.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115 (‘‘SFAS No. 159’’) which permits entities the option to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The Company has no plans to adopt the fair value option.

3.    Flight Equipment Under Operating Leases

As of December 31, 2007, the transfer of 45 of the 47 aircraft comprising its Initial Portfolio had been completed. The aircraft transferred to the Company by JET-i were recorded by the Company at JET-i’s book value as of the dates the aircraft were transferred. The 45 aircraft delivered as of December 31, 2007 are on lease to 30 lessees with lease terms expiring between 2008 and 2021. Forty one of the leases have been determined to be operating leases.

In addition, the Company through B&B Air Acquisition, acquired seven aircraft for an aggregate purchase price of $227.6 million during the period ended December 31, 2007. The acquisitions were funded from borrowings made under the Aircraft Acquisition Facility (see Note 8).

Flight equipment under operating leases consists of the following as of December 31, 2007:

(Dollars in thousands)
Cost	$1,317,715
Accumulated depreciation	(8,573)
Net Flight Equipment Under Operating Lease	$1,309,142

The Company capitalized $0.9 million of major maintenance expenditures for the period from May 3, 2007 (incorporation date) to December 31, 2007. This amount has been included in Flight Equipment Under Operating Leases. For the period from May 3, 2007 to December 31, 2007, the Company did not incur any expenses for miscellaneous repairs.

The Company’s current lease arrangements expire between 2008 and 2018. Presented below are the contracted future minimum rental payments due under non-cancellable operating leases, as of December 31, 2007. For leases that have floating rental rates based on the six-month LIBOR, the future minimum rental payments due assume that the rental payment due as of December 31, 2007 would be held constant for the duration of the lease.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

Year ending December 31,	(Dollars in thousands)
2008	$153,052
2009	141,607
2010	133,950
2011	114,818
2012	93,696
Thereafter	237,977
Future Minimum Rental Payments under Operating Leases	$875,100

The Company leases aircraft to airlines throughout the world and accordingly lease receivables are due from lessees worldwide. The Company manages its credit risk exposure by obtaining security deposits, letters of credit or guarantees from its lessees.

The Company had no customer that accounted for operating lease revenue of 10% or more for the period from May 3, 2007 (incorporation date) to December 31, 2007.

The distribution of operating lease revenue for the period from May 3, 2007 (incorporation date) to December 31, 2007 by geographic region is as follows:

	2007
	(Dollars in thousands)
Europe:
United Kingdom	$3,120	12%
Other	6,305	24%
Europe – Total	9,425	36%
Asia Pacific:
China	3,827	15%
India	2,189	8%
Other	939	4%
Asia Pacific – Total	6,955	27%
North America:
United States	3,457	13%
Other	433	2%
North America – Total	3,890	15%
South and Central America
Mexico	4,086	16%
Other	1,686	6%
South and Central America – Total	5,772	22%
Total Operating Lease Revenue	$26,042	100%

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

The amortization of net lease discounts included as a component of operating lease revenue was $0.2 million for the period from May 3, 2007 (incorporation date) to December 31, 2007. As of December 31, 2007, the weighted average remaining lease term was 6.1 years.

The distribution of the net book value of flight equipment by geographic region as of December 31, 2007 is as follows:

	2007
	(Dollars in thousands)
Europe
United Kingdom	$109,342	8%
Other	322,635	25%
Europe – Total	431,977	33%
Asia Pacific:
India	230,553	18%
China	154,272	12%
Other	39,070	2%
Asia Pacific	423,895	32%
North America:
United States	199,881	15%
Other	42,047	4%
North America	241,928	19%
South and Central America:
Mexico	162,326	12%
Other	49,016	4%
South and Central America	211,342	16%
Total Flight Equipment	$1,309,142	100%

The classification of operating lease revenues and the net book value of flight equipment by geographic region in the tables and discussion above is based on the principal operating location of the aircraft lessee.

4.    Investment in Direct Finance Lease

At December 31, 2007, the Company’s net investment in direct finance leases is attributable to four planes leased to a single North American lessee with remaining terms of approximately 14 years. For the period from May 3, 2007 (incorporation date) to December 31, 2007, the Company recognized finance lease income of $2.4 million. The implicit interest rates in the finance leases range from 13% to 15%.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

The Company’s net investment in direct finance leases at December 31, 2007 consist of the following:

Dollars in thousands
Total minimum lease payments receivable	$142,200
Estimated unguaranteed residual value of leased assets	41,200
Unearned finance income	(108,707)
Net Investment in Direct Finance Leases	$74,693

The contracted future minimum rental payments under direct finance leases at December 31, 2007 are as follows:

Year ending December 31,	Dollars in thousands
2008	$10,800
2009	10,800
2010	10,800
2011	10,800
2012	10,800
Thereafter	88,200
Future Minimum Rental Payments under Direct Finance Leases	$142,200

5.    Other Assets

The principal components of the Company’s other assets at December 31, 2007 are as follows:

Dollars in thousands
Loan issuance costs, net	$33,599
Unamortized lease premiums	4,745
Other	1,266
Total Other Assets	$39,610

Amortization of loan issuance costs was $1.5 million during the period from May 3, 2007 (incorporation date) to December 31, 2007 and is recognized as a component of interest expense.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

The amortization into lease income of unamortized lease premiums at December 31, 2007 for the next five years and onwards is as follows:

Year ending December 31,	Dollars in thousands
2008	$601
2009	601
2010	601
2011	601
2012	601
Thereafter	1,740
Total future amortization of lease premiums	$4,745

6.    notes payable

Concurrent with the Company’s completion of its IPO on October 2, 2007 (the closing date), B&B Air Funding issued the Notes that generated net proceeds of approximately $850.6 after deducting initial purchaser’s discounts and fees. The Notes were issued at a price of 99.71282% and are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by B&B Air. The proceeds from the Notes were used to partially finance the acquisition of the Company’s Initial Portfolio.

The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland and in any additional aircraft of B&B Air Funding so registered at any time prior to October 2, 2009. B&B Air Funding agreed not to encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. B&B Air Funding also agreed not to incur any indebtedness, except as permitted under the indenture, other than the Notes, any permitted credit and liquidity enhancement facilities and the obligations related to the policy. Interest is payable monthly based on the current one-month London Interbank Offered Rate (‘‘LIBOR’’) plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the ‘‘Policy Provider’’) that supports payment of interest and in certain circumstances, principal on the Notes.

The financial guaranty insurance policy (the ‘‘Policy’’) issued by the Policy Provider supports the payment of interest due on the Notes and the payment of the outstanding principal balance of the Notes on the final maturity date of the Notes and, under certain circumstances, prior thereto. A downgrade of the Policy Provider’s credit rating or its failure to meet its obligations under the Policy will not have a direct impact on B&B Air Funding’s obligations or rights under the Notes.

During the first 33 months subsequent to the closing date, there are no scheduled principal payments on the Notes and for each month between the 33rd month and the 58th month following the closing date, there will be scheduled minimum principal payments of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Effectively, after the 57th month following the closing date of the Notes, all revenues collected during each

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. The final maturity date of the Notes is November 14, 2033.

As of December 31, 2007, the Notes have an outstanding balance of $853.0 million, along with an associated unamortized discount totalling $2.3 million. Accrued interest totalled $2.3 million at December 31, 2007. The LIBOR-based interest rate on the Notes at December 31, 2007, including the premium payable under the Policy, was 5.65% per annum.

The Company may, on a payment date, redeem the Notes in whole or from time to time in part, at the following redemption prices, expressed as percentages of principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption, if redeemed on the dates indicated below:

Redemption Date	Price
Before October 14, 2008	102.00%
On or after October 14, 2008, but before October 14, 2009	101.00%
On or after October 14, 2009, but before April 14, 2010	100.36%
On or after April 14, 2010, but before October 14, 2010	100.27%
On or after October 14, 2010, but before April 14, 2011	100.17%
On or after April 14, 2011, but before October 14, 2011	100.09%
On or after October 14, 2011	100.00%

B&B Air Funding is subject to covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. A breach of the financial or operating covenants could result in the acceleration of the Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale. As of December 31, 2007, B&B Air Funding was in compliance with all the covenants under the Notes.

In connection with the issuance of the Notes, B&B Air Funding also entered into a revolving credit facility (‘‘Liquidity Facility’’) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Liquidity Facility, advances may be drawn to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Liquidity Facility. As of December 31, 2007, the Company had not drawn on the Liquidity Facility.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

7.    Aircraft Acquisition Facility

Aircraft Acquisition Facility:	Facility Limit	Balance as of December 31, 2007
	Dollar in thousands
Principal – Tranche A	$920,000	$—
Principal – Tranche B	184,000	132,573
Accrued Interest		374
Total Aircraft Acquisition Facility	$1,104,000	$132,947

On November 7, 2007, B&B Air Acquisition entered into a revolving credit facility (the ‘‘Aircraft Acquisition Facility’’) that provides for up to $1.2 billion of additional aircraft financing consisting of a $920.0 million Tranche A, $184.0 million Tranche B and a $96.0 million equity tranche from B&B Air. Tranches A and B are provided by a consortium of third party lenders, including one that is also an investor in the Company. In addition, B&B Air Acquisition funded $16.0 million into a cash collateral account for the benefit of the lenders. Borrowings under the Aircraft Acquisition Facility, which are subject to customary terms and conditions, are made in reverse order of priority such that the equity tranche is utilized first, then Tranche B and then Tranche A. As of December 31, 2007, the $96.0 million equity tranche from B&B Air was fully funded and $132.6 million of Tranche B had been drawn.

The availability period ends on the earlier of November 6, 2009 or a date six months after 90% of the Aircraft Acquisition Facility is utilized. The Aircraft Acquisition Facility provides that borrowings under the Tranches A and B will be limited such that the outstanding combined amounts under such tranches may not exceed the sum of: (i) 85% of the sum of the appraised value of the underlying aircraft, (ii) 50% of the maintenance reserves and (iii) 100% of the available cash collateral. When the availability period ends, all available cash flow from the aircraft held by B&B Air Acquisition is required to be applied to the outstanding principal. Subject to an extension by the lenders as provided in the agreement, all amounts outstanding at November 6, 2012 must be repaid in four quarterly installments. Borrowings under the Aircraft Acquisition Facility are secured by (i) the equity ownership and beneficial interests in B&B Air Acquisition and its subsidiaries, and (ii) a security interest in the underlying aircraft and related leases.

Tranche A borrowings accrue interest at a one-month LIBOR based rate plus a margin of 1.25%. Tranche B borrowings accrue interest at a one-month LIBOR based rate plus 4.00%. The interest rate, which resets monthly was 9.03% for Tranche B borrowings, at December 31, 2007. Any unpaid amounts are carried forward and accrue interest at applicable interest rates for each tranche. After the first quarterly installment of principal is due approximately five years after the date of signing the credit agreement, the applicable margin for Tranche A and Tranche B increases by 0.25% per quarter up to a maximum margin of 3.75% and 8.00% for Tranche A and B borrowings, respectively.

Unutilized amounts under Tranche A and B accrue commitment fees of 0.3% per annum of the daily average unutilized balance; however, the Tranche B commitment fee does not begin to accrue until May 7, 2008, which is six months after the inception of the Aircraft Acquisition Facility. In order of security interest, Tranche A ranks above Tranche B, and both Tranche A and B rank above the equity tranche.

The facility contains affirmative covenants customary for secured aircraft financings. Further, B&B Air Acquisition must maintain certain interest coverage ratios and a requirement that the aircraft in B&B Air Acquisition’s portfolio comply with certain concentration limits, a breach in any of which would

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

cause an event of default under the Aircraft Acquisition Facility. Should that occur, all amounts under the Aircraft Acquisition Facility would be due and payable. As of December 31, 2007, B&B Air Acquisition had complied with all covenants under the Aircraft Acquisition Facility.

8.    fair value of derivatives

The Company uses interest rate swap contracts to hedge the variable interest payments due on (i) the Notes and (ii) borrowings under the Aircraft Acquisition Facility, allocable to aircraft under fixed rate rentals. The swap contracts allow the company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over life of the contracts. The notional amounts will decrease over time. As of December 31, 2007, the Company had entered into interest rate swap contracts with an initial notional amount aggregating $766.4 million. The contracts mature from September 2015 to December 2015 and provide for fixed rates ranging from 4.36% to 4.93%. As of December 31, 2007, the fair market value of the interest rate swap contracts of $18.7 million is included in Other Liabilities as a derivative liability.

The derivatives are accounted for as cash flow hedges. The changes in fair value of the derivatives are recorded into accumulated other comprehensive losses, net of a provision for income taxes. The Company recorded a net unrealized loss of $16.4 million, after the applicable net tax benefit of $2.3 million, into other comprehensive losses for the period from May 3, 2007 (incorporation date) to December 31, 2007.

To protect against rising interest rates in connection with the Company’s IPO and issuance of Notes, JET-i entered into two interest rate swap option contracts for the benefit of B&B Air. The interest rate swap options provided the Company with an option to enter into interest rate swap agreements for a portion of the Notes at a fixed rate of 5.43%. In September 2007, the Company agreed to share a portion of the cost of the interest rate swap option with JET-i and recorded into expense its share of the hedging costs amounting to $1.7 million.

9.    Income Taxes

B&B Air is a tax-resident of Ireland. In calculating net trading income, B&B Air and its Irish-tax-resident subsidiary companies are entitled to a deduction for trading expenses and tax depreciation on its aircraft. In general, Irish-resident companies pay corporation tax the rate of 12.5% on trading income and 25% on non-trading income.

Income tax expense for the tax period from May 3, 2007 (incorporation date) to December 31, 2007 is shown below:

Dollars in thousands
Deferred tax expense	$36
Current tax expense	996
Total Income Tax Expense	$1,032

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

A component of the B&B Air’s deemed distribution to the predecessor company is a deferred tax asset totalling $34.4 million which represents the difference between the tax and book depreciable basis of the aircraft. The principal components of the Company’s deferred tax asset and (liability) as of December 31, 2007 is as follows:

Dollars in thousands
Excess of tax basis over book basis of aircraft	$29,554
Net operating loss carryforwards	4,816
Net unrealized losses on derivative instruments	2,342
Net Deferred Tax Asset	$36,712

The table below is a reconciliation of the Irish statutory corporation tax rate of 12.5% on trading income to the Company’s recorded income tax expense (benefit):

Percentage
Irish statutory corporate tax rate on trading income	12.5%
Incremental effect of higher tax rate on non-trading income	18.1%
Income tax expense	30.6%

The non-trading Irish tax rate of 25.0% has been applied to interest earned on the proceeds received from the IPO and Notes, covering the period from October 2, 2007 through the delivery dates of each of the aircraft in the Initial Portfolio. The Company intends to make a request to the Irish Revenue for a ruling to allow the Company to treat this earned interest as a component of trading income which would be subject to the trading rate of 12.5%. The Company is unable to predict how the Irish Revenue will rule on this request.

10.    Other Liabilities

The following table describes the principal components of the Company’s other liabilities at December 31, 2007:

Dollars in thousands
Net fair value of derivative contracts	$18,731
Unamortized lease discounts	5,760
Other	942
Total Other Liabilities	$25,433

For the period from May 3, 2007 (incorporation date) to December 31, 2007, the net amortization of lease discounts (premiums) recorded into rental revenue totaled $0.2 million.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

The amortization into lease income of unamortized lease discounts at December 31, 2007 for the next five years and onwards is as follows:

Year ending December 31,	Dollars in thousands
2008	$2,936
2009	2,277
2010	547
2011	—
2012	—
Thereafter	—
Total future amortization of lease discounts	$5,760

11.    SHAREHOLDERS’ EQUITY

In connection with its formation, B&B Air issued 1,000,000 common shares for an aggregate of $10,000 to Babcock & Brown. The Company’s common shares are non-convertible. In October 2007, these shares were repurchased and cancelled.

On October 2, 2007, the Company completed its IPO and issued 33,603,450 common shares at an offering price of $23.00 per share. The Company received approximately $430.0 million in cash and approximately $318.7 million in the form of interest-bearing notes before offering costs. The notes receivable for common shares accrue interest at 4.00% per annum and totalled $0.9 million for the period from May 3, 2007 (incorporation date) to December 31, 2007. As of December 31, 2007, the notes receivable for common shares had an aggregate outstanding principal balance of approximately $1.8 million. The balance was collected in January 2008. In connection with the Offerings, B&B Air incurred costs including underwriting, legal and other professional fees aggregating $26.4 million.

In accordance with the Company’s bye-laws, B&B Air issued 100 shares with a par value of $0.001 to Babcock & Brown Air Management Co. Limited (‘‘Manager Shares’’) for no consideration. Subject to the provisions of the Company’s bye-laws, the Manager Shares shall have the right to appoint the nearest whole number of directors to the Company which is not more the 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible to common shares and except as provided for in the bye-laws, have no voting rights.

In connection with the transfer of aircraft from JET-i to the Company, B&B Air recorded a deemed net distribution to the predecessor company amounting to $240.9 million representing the excess of the acquisition costs, including related liabilities assumed by the Company, over the aircraft’s recorded value as of the delivery date. The deemed distribution was recorded into additional paid-in capital.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

12.    Accumulated comprehensive income (loss)

The components of comprehensive loss for the period from May 3, 2007 (incorporation date) to December 31, 2007 are presented below:

Dollars in thousands
Net income	$2,345
Unrealized loss on derivative instruments, net of tax benefit	(16,389)
Comprehensive loss	$(14,044)

As of December 31, 2007, the accumulated unrealized losses on derivative instruments, net of tax benefits, totalled $16.4 million. As of December 31, 2007, the accumulated comprehensive loss totalled $14.0 million.

13.    earnings per share

The Company calculates earnings per share in accordance with SFAS No. 128, Earnings per Share. The Company issued 33,603,450 common shares on October 2, 2007, the date it completed its IPO.

Basic and diluted earnings per share is calculated by dividing net income by the weighted average number of shares outstanding for the period from October 2, 2007 to December 31, 2007 over the period from May 3, 2007, the date the Company was incorporated, to December 31, 2007. The Company has presented pro forma earnings per share for the period ended December 31, 2007 as if the IPO had occurred on May 3, 2007 (incorporation date).

	Basic and diluted	Pro forma
	(Dollars in thousands, except shares and per share data)
Numerator
Net income	$2,345	$2,345
Denominator
Weighted average number of shares outstanding for the period	12,584,008	33,603,450
Earnings per share	$0.19	$0.07

The Company does not have any securities or contracts that could result in the issuance of common shares and potentially result in diluting net income per share.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

14.    Commitments and Contingencies

The Company has assumed an agreement entered into by JET-i Leasing LLC, the predecessor company, with an unrelated third party to sell one of the aircraft in the Company’s Initial Portfolio for approximately $11.8 million upon expiration of the current underlying operating lease in October 2010.

15.    Related Party Transactions

B&B Air has no employees and has outsourced its daily operations of the Company by entering into management, servicing and administrative agreements (the ‘‘Agreements’’) with Babcock & Brown. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. Babcock & Brown Air Management Co. Limited (the ‘‘Manager’’) is a wholly-owned subsidiary of Babcock & Brown and manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, fees and expenses that may be payable to the Manager may be reduced for any like payments made to other Babcock & Brown affiliates.

Pursuant to the Agreements, Babcock & Brown is entitled to receive servicing fees. With respect to the Company’s Initial Portfolio and aircraft acquired subsequently that will be held by B&B Air Funding, Babcock & Brown is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% and 1.0%, respectively, of the aggregate amount of aircraft rent due and rent actually collected. With respect to aircraft acquired that will be held by B&B Air Acquisition, Babcock & Brown is entitled to receive a fee equal to 3.5% of the aggregate amount of rent actually paid for such aircraft. For the period from May 3, 2007 (incorporation date) to December 31, 2007, total base and rent fees incurred amounted to $1.2 million.

Babcock & Brown is entitled to an administrative agency fee from B&B Air Funding initially equal to $750,000 per annum, subject to adjustments tied to the Consumer Price Index. In addition, Babcock & Brown is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum commencing on the month that the Aircraft Acquisition Facility became available. For the period from May 3, 2007 (incorporation date) to December 31, 2007, $0.2 million of administrative fees were paid to Babcock & Brown.

For its role as exclusive arranger, Babcock & Brown receives a fee equal to 1.5% of the purchase price of aircraft acquired, excluding aircraft included in the Initial Portfolio. Babcock & Brown also receives 1.5% of the sales proceeds of all disposed aircraft. For the period from May 3, 2007 (incorporation date) to December 31, 2007, $3.4 million of fees were incurred for aircraft purchased by B&B Air Acquisition.

The Manager is also eligible for an incentive fee. The incentive fee is payable if the Company’s quarterly dividends exceed certain targets as specified in the agreement. No incentive fee was earned by the Manager during the period from May 3, 2007 (incorporation date) to December 31, 2007.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

As compensation for providing the chief executive officer, the chief financial officer and other personnel, and certain corporate overhead costs related to B&B Air, the Company pays the Manager $6.0 million annually (‘‘Management Expenses’’). For the period from May 3, 2007 (incorporation date) to December 31, 2007, the Company incurred and paid $1.5 million of Management Expenses.

In connection with its services, Babcock & Brown incurs expenses such as insurance, legal and professional advisory fees on behalf of B&B Air. As of December 31, 2007, $1.0 million of reimbursable expenses were due to Babcock & Brown.

Under the Agreements, the Company’s minimum long-term contractual obligations with Babcock & Brown as of December 31, 2007 consist of the following:

	2008	2009	2010	2011	2012	Thereafter	Total
	(Dollars in thousands)
Fixed base fee payments	$1,800	$1,800	$1,800	$1,800	$1,800	$10,800	$19,800
Fixed administrative agency fee payments due from B&B Air Funding(1)	750	750	750	750	750	4,500	8,250
Fixed administrative agency fee payments due from B&B Air Acquisition(1)	240	240	240	240	240	160	1,360
Fixed payments for Management Expenses(1)	6,000	6,000	6,000	6,000	6,000	118,500	148,500
Total	$8,790	$8,790	$8,790	$8,790	$8,790	$133,960	$177,910
(1)	Under the terms of the Agreements, the annual amounts due are subject to CPI index increases.

As of December 31, 2007, the Company had a receivable from JET-i amounting to $0.3 million for professional fees advanced by B&B Air on behalf of JET-i.

In consideration for arranging the transactions associated with the Offerings, certain participants in the private placement have agreed to pay the Company an aggregate of $3.0 million for their share of certain expenses of the Offerings.

B&B Air Acquisition paid an assignment fee aggregating $4.2 million to Babcock & Brown and to a company managed by Babcock & Brown in consideration for assigning to the Company its right to purchase five aircraft. The aircraft were purchased in November and December 2007.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

16.    Fair Value Of Financial Instruments

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, derivative instruments, rent receivables, accounts payable, accrued liabilities and notes payable. The fair value of the Company’s financial instruments, excluding its notes payable approximates their carrying value because of their short term nature. Borrowings under the Aircraft Acquisition Facility bear floating rates of interest which reset monthly to a market benchmark rate plus a credit spread. The fair values of the Company’s Notes will be adjusted based on discounted cash flows and on the current incremental borrowing rate. The estimated fair values of the Company’s notes receivable approximate the carrying amounts reported in the consolidated balance sheets.

The carrying amounts and fair values of our financial instruments at December 31, 2007 are as follows:

	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$850,550	$749,876
Aircraft acquisition facility	132,573	132,573
Derivative liability	18,731	18,731

17.	Unaudited quarterly condensed consolidated financial information

The unaudited quarterly financial statements for the period covering May 3, 2007 (incorporation date) to December 31, 2007 are presented below (dollars in thousands, except share data):

	From May 3, 2007 (incorporation date) to June 30, 2007	Three months ended
		September 30, 2007	December 31, 2007
Total revenues	—	—	33,334
Net income (loss)	$—	$(2,070)	$4,415
Earnings (loss) per share	$—	$—	$0.13
Pro forma earnings (loss) per share	$—	$(0.06)	$0.13

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the period from May 3, 2007
(incorporation date) to December 31, 2007

18.    Subsequent Events

Subsequent to December 31, 2007, the Company purchased the two remaining aircraft comprising its Initial Portfolio from companies managed by Babcock & Brown for a total purchase price of approximately $53.8 million. The aircraft are on lease to two lessees with lease terms expiring in 2009 and 2010.

Also subsequent to December 31, 2007, B&B Air Acquisition purchased five aircraft for a total purchase price of approximately $285.4 million. The aircraft are on lease to five lessees with leases expiring between 2013 and 2018. The acquisitions were funded through borrowings made on the Aircraft Acquisition Facility.

On January 14, 2008, the Company declared a dividend of $0.50 per share or approximately $16.8 million. The dividend was paid on February 20, 2008 to shareholders of record at January 31, 2008.

We have recently been approached by one of our lessees whose aggregate contracted lease payments are $0.9 million per month. The lessee was current on rent payments at December 31, 2007 and continues to be current through March 31, 2008. However, due to on-going financial difficulties, the lessee has informed us of their intention to cease making rent payments beginning in April 2008. We believe they may initiate a legal process leading to the early termination of the leases and a return of the aircraft to us. We believe that we will be able to remarket these aircraft upon their return.

Schedule I – Condensed financial information of parent

Babcock & Brown Air Limited
Condensed Balance Sheet

As of DECEMBER 31, 2007
(dollars in thousands, except share and par value data)

2007
Assets
Cash and cash equivalents	$15,573
Restricted cash and cash equivalents	19,816
Receivable from subsidiaries	34,299
Investments in subsidiaries	421,454
Other assets	788
Total assets	$491,930
Liabilities
Payable to related parties	$96
Accrued and other liabilities	1,332
Total liabilities	1,428
Shareholders’ equity	490,502
Total liabilities and shareholders’ equity	$491,930

Schedule I – Condensed financial information of parent

Babcock & Brown Air Limited
Condensed Statement of Operations

For the period from MAY 3, 2007 (incorporation date) to DECEMBER 31, 2007
(dollars in thousands, except share data)

2007
Revenues
Equity in earnings of subsidiaries	$2,981
Intercompany management fee income	1,275
Interest income	1,298
Total revenues	5,554
Expense
General and administrative	3,115
Net income from continuing operations before provision for income taxes	2,439
Provision for income taxes	94
Net income	$2,345
Weighted average number of shares	12,584,008
Basic and diluted earnings per share	$0.19

Schedule I – Condensed financial information of parent

Babcock & Brown Air Limited
Condensed Statement of Cash Flows

For the period from may 3, 2007 (INCORPORATION DATE) to DECEMBER 31, 2007
(dollars in thousands, except share data)

2007
Cash Flows from Operating Activities
Net Income	$2,345
Adjustments to reconcile net income to net cash flow provided by operating activities:
Equity in earnings of subsidiaries	(2,981)
Changes in operating assets and liabilities:
Receivable from subsidiaries	(34,299)
Other assets	(788)
Payable to related parties	96
Accrued and other liabilities	876
Net cash flows used in operating activities	(34,751)
Cash Flows from Investing Activities
Capital contributions to subsidiaries	(444,588)
Distributions received from subsidiaries	20,757
Net cash flows used in investing activities	(423,831)
Cash Flows from Financing Activities
Movement in restricted cash and cash equivalents	(19,816)
Proceeds from issuance of shares, net	401,353
Proceeds from private placement	24,195
Repurchase of common shares	(10)
Interest received on notes receivable for common shares	877
Collections received on notes receivable for common shares	67,556
Net cash flows provided by financing activities	474,155
Net increase in cash	15,573
Cash at beginning of period	—
Cash at end of period	$15,573
Supplemental Disclosure of Non Cash Activities:
Taxes paid	$341
Noncash financing activities:
Non-cash consideration exchanged for aircraft	251,971

Report of Independent Registered Public Accounting Firm

To the Member of JET-i Leasing LLC
and
Board of Directors of
Babcock & Brown Air Limited

We have audited the accompanying consolidated balance sheets of JET-i Leasing LLC and subsidiaries (the ‘‘Predecessor Company’’), the predecessor to Babcock & Brown Air Limited, as of December 31, 2007 and 2006, and the related consolidated statements of operations, member’s capital and cash flows for the years ended December 31, 2007 and 2006 and for the period from November 22, 2005 (commencement of operations) to December 31, 2005. These financial statements are the responsibility of the Predecessor Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Predecessor Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Predecessor Company at December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for the years ended December 31, 2007 and 2006 and for the period from November 22, 2005 (commencement of operations) to December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 of the consolidated financial statements, on January 1, 2007, the Predecessor Company adopted the provisions of SFASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – and Interpretation of FASB Statement No. 109.

/s/ Ernst & Young LLP
San Francisco, California
March 18, 2007

JET-i Leasing LLC
Predecessor Consolidated Balance Sheets

As of DECEMBER 31, 2007 and 2006

	2007	2006
	(Dollars in thousands)
Assets
Cash and cash equivalents	$5,181	$20
Rent receivables	—	740
Restricted cash and cash equivalents	—	101,194
Flight equipment under operating leases, net	—	822,234
Investment in direct finance leases, net	—	75,635
Other assets, net	68	11,052
Total assets	5,249	1,010,875
Liabilities
Accounts payable and accrued liabilities	1,135	7,394
Rentals received in advance	—	4,488
Payable to related parties	316	5,438
Security deposits	—	21,335
Maintenance payment liability	—	30,141
Aircraft warehouse credit facility	—	820,626
Aircraft warehouse credit facility – related parties	—	80,519
Other liabilities	1,315	13,234
Total liabilities	2,766	983,175
Member’s capital
Member’s contributions	328,304	35,964
Distributions to Member	(302,261)	—
Accumulated deficit	(23,560)	(8,264)
Total member’s capital	2,483	27,700
Total liabilities and member’s capital	$5,249	$1,010,875

The accompanying notes are an integral part of these predecessor consolidated financial statements.

JET-i Leasing LLC
Predecessor Consolidated Statements of Operations

For the YEARS ended DECEMBER 31, 2007, 2006 and FOR THE PERIOD FROM NOVEMBER 22, 2005 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 2005

	2007	2006	2005
	(Dollars in thousands)
Revenues
Operating lease revenue	$107,620	$56,566	$550
Finance lease income	7,477	1,668	—
Interest income	5,190	3,115	65
Other revenues	750	—	—
Total revenues	121,037	61,349	615
Expenses
Depreciation	34,548	17,976	156
Interest expense	61,541	33,840	487
Interest expense – related party	11,585	6,390	288
Debt extinguishment costs	9,165	—	—
Selling, general and administrative	4,588	3,321	331
Maintenance and other costs	2,415	1,379	145
Mark-to-market of non-hedge derivatives	(5,898)	5,898	—
Hedging costs related to interest rate swap option	5,423	—	—
Swap breakage costs	12,500	—	—
Total expenses	135,867	68,804	1,407
Net loss before provision for income taxes	(14,830)	(7,455)	(792)
Provision for income taxes	466	17	—
Net loss	$(15,296)	$(7,472)	$(792)

The accompanying notes are an integral part of these predecessor consolidated financial statements.

JET-i Leasing LLC
Consolidated Statements of Member’s Capital

FOR THE PERIOD FROM NOVEMBER 22, 2005 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 2005 AND For the yearS ended December 31, 2006 and 2007

	Member’s Contributions	Distributions to Member	Accumulated Deficit	Total Member’s Capital
	(Dollars in thousands)
Balance at November 22, 2005 (commencement of operations)	$—	$—	$—	$—
Capital contributions	26,673	—	—	26,673
Net loss	—	—	(792)	(792)
Balance December 31, 2005	$26,673	—	$(792)	$25,881
Capital contributions	9,291	—	—	9,291
Net loss	—	—	(7,472)	(7,472)
Balance December 31, 2006	$35,964	$—	$(8,264)	$27,700
Capital contributions	19,165	—	—	19,165
Capital contributions in excess of net book value of assets transferred	273,175	—	—	273,175
Distributions to Member	—	(302,261)	—	(302,261)
Net loss	—	—	(15,296)	(15,296)
Balance December 31, 2007	$328,304	$(302,261)	$(23,560)	$2,483

The accompanying notes are an integral part of these predecessor consolidated financial statements.

JET-i Leasing LLC
Consolidated Statements of Cash Flows

For the years ended december 31, 2007, 2006 and FOR THE PERIOD FROM NOVEMBER 22, 2005 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 2005

	2007	2006	2005
	(Dollars in thousands)
Cash Flows from Operating Activities
Net loss	$(15,296)	$(7,472)	$(792)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation	34,548	17,976	156
Amortization of debt issuance costs	1,627	2,030	166
Debt extinguishment costs	9,165	—	—
Amortization of lease discounts and other items	(1,730)	1,728	—
Mark-to-market of non-hedge derivatives	(5,898)	5,898	—
Direct finance lease income	(7,477)	(1,668)	—
Changes in operating assets and liabilities:
Rent receivables	740	(740)	—
Other assets	(2,223)	(289)	(398)
Accounts payable and accrued liabilities	(5,454)	6,603	791
Rentals received in advance	(4,261)	4,010	478
Security deposits and maintenance payment liabilities retained	(3,929)	(2,862)	—
Accrued interest payable	(3,143)	2,978	165
Other liabilities	97	5,696	—
Net cash flows provided by (used in) operating activities	$(3,234)	$33,888	$566
Cash Flows from Investing Activities
Purchase of flight equipment	$(263,350)	$(864,078)	$(52,462)
Lessor contributions to maintenance	(4,856)	—	—
Proceeds from transfer of flight equipment at historical cost	1,014,752	—	—
Deposits on flight equipment purchases	300	1,300	(1,600)
Proceeds from transfer of investment in direct finance leases at historical cost	71,965	—	—
Proceeds from finance leases	8,165	2,208	—
Net cash flows provided by (used in) investing activities	$826,976	$(860,570)	$(54,062)
Cash Flows from Financing Activities
Movement in restricted cash and cash equivalents	$101,194	$(83,064)	$(18,130)
Proceeds from security deposits and maintenance payment liabilities	31,156	61,915	1,397
Security deposits and maintenance payment liabilities paid	(14,675)	(8,974)	—
Security deposits transferred	(22,572)	—	—
Proceeds from warehouse credit facility	260,173	826,325	—
Proceeds from warehouse credit facility – related party	—	28,337	51,663
Repayments of warehouse credit facility	(1,078,175)	(8,323)	—
Repayments of warehouse credit facility – related party	(80,000)	—	—
Loan issuance costs	(638)	(1,122)	(11,228)
Financing from related parties, net	14,043	11,608	3,121
Capital contributions	—	—	26,673
Contributions received in excess of net book value of assets transferred	21,203	—	—
Distributions paid to Member	(50,290)	—	—
Net cash flows provided by (used for) financing activities	$(818,581)	$826,702	$53,496
Net increase in cash	$5,161	$20	$—
Cash at beginning of period	20	—	—
Cash at end of period	$5,181	$20	$—
Supplemental Disclosure of Non Cash Activities:
Cash paid during the period for:
Interest	$74,691	$35,309	$307
Taxes	$6	$100	$—
Noncash investing and financing activities:
Conversion of payable to related party to capital contribution	$19,165	$9,291	$—
Contribution of other receivable for transfer of aircraft and related assets and liabilities	$251,971	$ —	$—
Distribution of other receivable to Member	$(251,971)	$ —	$—

The accompanying notes are an integral part of these predecessor consolidated financial statements.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007

1.    ORGANIZATION

ORGANIZATION

JET-i Leasing LLC (‘‘JET-i’’ or ‘‘Predecessor’’) was formed in Delaware on September 14, 2005 for the purpose, directly and indirectly through its subsidiaries, of engaging in the business of financing, acquiring, leasing and selling commercial jet aircraft to airlines throughout the world. JET-i commenced operations on November 22, 2005 with the finalization of its warehouse credit facility as described in Note 6. JET-i is operated and managed as a single operating segment and is primarily engaged in the acquisition and leasing of commercial jet aircraft to airlines throughout the world.

JET-i is a wholly-owned subsidiary of JET-i Holdings LLC (‘‘Holdings’’). Holdings serves as the Manager of JET-i (the ‘‘Manager’’). Through various contracts, JET-i has contracted with subsidiaries of Babcock & Brown Limited (collectively ‘‘B&B’’ or ‘‘Babcock & Brown’’), a company listed on the Australian Stock Exchange, to: (i) arrange debt; (ii) arrange aircraft acquisitions and dispositions; and (iii) perform lease servicing, remarketing, debt compliance and other administrative functions. B&B owns directly and indirectly, 25.9% and 6.5% of Holdings.

Subject to the provisions of the limited liability company agreement, Holdings is not bound, or personally responsible for JET-i’s expenses, liabilities or its obligations. The liability of Holdings is limited solely to the amount of Holding’s capital contributions into JET-i.

JET-i is the predecessor to Babcock & Brown Air Limited (‘‘B&B Air’’). B&B Air was incorporated in Bermuda on May 3, 2007 for the purpose of acquiring 44 commercial jet aircraft from JET-i and three aircraft from three companies in which B&B has an ownership interest (the ‘‘Initial Portfolio’’). B&B Air funded the purchase price of its Initial Portfolio with: (i) the net proceeds of an initial offering of B&B Air’s common shares (‘‘IPO’’) in the form of American Depository Shares (‘‘common shares’’); (ii) a concurrent private placement of its common shares to existing equity holders of JET-i, including B&B, and certain funds managed by a company in which Babcock & Brown has an interest (together with the IPO, the ‘‘Offerings’’); and (iii) issuance of aircraft lease-backed class G-1 notes (the ‘‘Notes’’).

On October 2, 2007, Holding’s investors instructed JET-i to transfer their interests in certain aviation assets and related liabilities of JET-i to B&B Air. As of December 31, 2007, JET-i had transferred all 44 aircraft owned by JET-i to B&B Air for aggregate consideration of approximately $1,360.0 million in consideration. The excess of the proceeds received for each aircraft over the aircraft’s net book value and the related maintenance payment liability assumed by B&B Air, net of legal and related transfer costs, was recognized as a contribution from Holdings. A portion of the cash proceeds were used to pay off the aircraft related debt balances. After settlement of these liabilities, approximately $50.3 million in cash and $252.0 million of other consideration from B&B Air was distributed to Holdings.

The transfer of aircraft to B&B Air by JET-i pursuant to an Asset Purchase Agreement will not result or require the dissolution of JET-i or other changes to its corporate structure. JET-i has maintained and will continue to maintain a separate legal existence from B&B Air.

2.    summary of significant accounting policies

Basis of Preparation and Principles of Consolidation

JET-i is a holding company that conducts its business through wholly-owned subsidiaries. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (‘‘GAAP’’), and all intercompany transactions and balances

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007

have been eliminated. The consolidated financial statements include the accounts of JET-i and all of its subsidiaries. In instances where JET-i is the primary beneficiary, JET-i would consolidate a Variable Interest Entity (‘‘VIE’’) in accordance with Financial Accounting Standards Board (‘‘FASB’’) Interpretation No. 46, Consolidation of Variable Interest Entities (‘‘FIN 46’’). The predecessor consolidated financial statements are stated in United States Dollars, which is the principal operating currency of JET-i.

Certain amounts in the predecessor consolidated financial statements have been reclassified to conform to the current presentation.

RISKs and Uncertainties

Prior to the acquisition by B&B Air of all its aircraft, JET-i encountered two significant types of economic risk in the normal course of business: credit and market. Credit risk is the risk of a lessee’s inability or unwillingness to make contractually required payments. Market risk reflects the change in the value of derivatives and credit facilities due to changes in interest rate spreads or other market factors, including the value of collateral underlying the credit facilities. The Company believes that the carrying values of its investments and obligations are reasonable taking into consideration these risks along with estimated collateral values, payment histories and other relevant financial information.

use of estimates

The preparation of predecessor consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the predecessor consolidated financial statements and accompanying notes. For JET-i, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, accruals and reserves. To the extent available, JET-i utilizes industry specific resources and other materials to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

Cash and Cash Equivalents

JET-i considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Rent Receivables

Rent receivables represent unpaid, current lease obligations of lessees under existing lease contracts. The allowance for doubtful accounts is maintained at a level believed adequate by management to absorb probable losses inherent in rent receivables and is established on a specific identification basis. The assessment of default risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic conditions of the debtor’s operating environment and geographical areas, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current environmental factors and economic trends, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. At December 31, 2007 and 2006, there was no allowance for doubtful accounts.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007

Restricted CASH and Cash Equivalents

Pursuant to JET-i’s warehouse credit facility agreement, certain payments received from lessees serve as collateral to the lenders and are thus subject to withdrawal restrictions. JET-i’s restricted cash and cash equivalents consisted primarily of (i) security deposits and maintenance payments received from lessees under the terms of various lease agreements, (ii) rent collections and (iii) other cash, all of which are subject to withdrawal restrictions pursuant to the order of priority governed by JET-i’s warehouse credit facility which is further described in Note 6. As of December 31, 2007, the warehouse credit facility had been fully repaid and no cash withdrawal restrictions exist.

All restricted cash is held by a major financial institution.

Flight Equipment UNDer operating leases

Flight equipment under operating lease is recorded at cost and depreciated on a straight-line basis over its remaining useful life to estimated residual value. Useful life is estimated to be 25 years from the date of manufacture for new assets and is adjusted based on the current age of used aircraft. Residual values are generally estimated to be approximately 15% of original manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgement, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of situations include, but are not limited to:

•	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.

•	Flight equipment which is out of production and may have a shorter useful life or lower residual value due to obsolescence.

Estimated residual values and useful lives of flight equipment are reviewed and adjusted if appropriate, at each reporting period.

Major improvements and modifications incurred in connection with the acquisition of aircraft that are required to get the aircraft ready for initial service are capitalized and depreciated over the remaining life of the flight equipment.

Lease acquisition costs related to reconfiguration of the aircraft cabin and other lessee specific modifications are capitalized and amortized into expense over the term of the lease, assuming no lease renewals and are included in other assets.

Generally, lessees are required to provide for repairs, scheduled maintenance and overhauls during the lease term and to be compliant with return conditions of flight equipment at lease termination. Costs paid by us for scheduled maintenance and overhauls in excess of amounts paid by lessees that materially increase long term value or useful life of the flight equipment are capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.

At the time of aircraft acquisition, JET-i evaluates whether the lease acquired with the aircraft is at fair market value. A lease premium is recognized when it is determined that the acquired lease’s terms are above market value; lease discounts are recognized when it is determined that the acquired lease’s terms are below fair market value. Lease premiums are capitalized into other assets and lease discounts are recorded in other liabilities and both are amortized on a straight-line basis to rent revenue over the lease term.

JET-i does not provide financial information for aircraft prior to its acquisition as these are considered to be asset acquisitions. Aircraft are typically subject to triple-net leases under which the lessee is responsible for maintenance, insurance and taxes.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007

Flight Equipment Held for Sale

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (‘‘SFAS No. 144’’), flight equipment is classified as held for sale when authorized members of management commit to and commence a plan of sale that is reasonably expected to be completed within one year. Flight equipment held for sale is stated at the lower of carrying value or fair value less estimated costs to sell.

Flight equipment held for sale is not depreciated and related deferred costs are not amortized. Subsequent changes to the asset’s fair value, either increases or decreases are recorded as adjustments to the carrying value of the flight equipment; however, any such adjustment would not exceed the original carrying value of the flight equipment held for sale. The rent received from flight equipment held for sale and related interest expense, net of income taxes, are reported in income from discontinued operations.

Flight equipment intended for sale beyond one year of the latest reporting period remains classified as Flight Equipment Under Operating Leases and continues to be depreciated over its remaining useful life until such time the sale closing date is less than one year away.

All 44 aircraft held by JET-i were transferred to B&B Air as of December 31, 2007. These aircraft were not identified as held for sale and were accounted for by B&B Air at JET-i’s book value as of the date the aircraft was transferred.

Impairment of Flight Equipment

In accordance with SFAS No. 144, JET-i evaluates flight equipment for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, JET-i will assess whether the fair values of the flight equipment exceed the carrying value and an impairment loss is required. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under the current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates and expected residual values are based on all relevant information available, including the existing lease, current contracted rates for similar aircraft, appraisal data, historical trends and future expectations.

The preparation of these impairment analyses required the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs. There were no impairment losses recognized in the three periods ended December 31, 2007.

investment in direct finance leases

In accordance with SFAS No. 13, Accounting for Leases, JET-i had recorded certain leases as Investment in Direct Finance Lease which consisted of lease receivables, plus the estimated residual value of the equipment on lease termination date less unearned income. Lease receivables represent the total rent to be received over the term of the lease reduced by rent already collected. Initial unearned income is the amount by which the original sum of the lease receivable and the estimated residual value exceeds the original cost of the leased equipment. Unearned income is amortized to finance lease income over the lease term in a manner that produces a constant rate of return on the net investment in the lease.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007

derivative finaNcial instruments

JET-i uses derivative financial instruments to manage its exposure to interest rate risks. Derivatives are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (‘‘SFAS No. 133’’). All outstanding derivatives are recognized on the balance sheet at their fair value. Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in accumulated other comprehensive income until earnings are affected by the variability of cash flows of the hedged transaction. Any hedge ineffectiveness (which represents the amount by which the change in the fair value of the derivative exceeds the variability in the cash flows of the forecasted transaction) is recorded in income. Changes in the fair value of derivative financial instruments that do not qualify for hedge treatment under SFAS No. 133 are recorded in income. For the years ended December 31, 2007, 2006 and for the period from November 22, 2005 (commencement of operations) to December 31, 2005, JET-i had unrealized gains (losses) of $5.9 million, ($5.9) million, and $0, respectively, from undesignated derivative activities.

In October 2007, JET-i paid $12.5 million to the swap counterparty to terminate all its derivative financial instruments.

other assets

Other assets consist primarily of debt issuance costs, unamortized lease premiums, initial direct lease costs and other receivables. JET-i capitalizes costs incurred in arranging financing as debt issuance costs. Debt issuance costs are amortized to interest expense using the effective interest method for amortizing loans and on a straight-line basis for revolving credit facilities over the lives of the related debt.

Security Deposits

In the normal course of leasing aircraft to third parties under its lease agreements, JET-i receives cash or a letter of credit as security for certain contractual obligations. At December 31, 2007, JET-i held no security deposits. At December 31, 2006, security deposits represented cash received from lessees that were held on deposit until termination of the lease.

Maintenance Payment Liability

JET-i’s flight equipment is typically subject to triple-net leases under which the lessee is responsible for maintenance, insurance and taxes. JET-i’s operating leases also obligate the lessees to maintain flight equipment and comply with all governmental requirements applicable to the flight equipment, including without limitation, operational, maintenance, registration requirements and airworthiness directives.

Cash collected from lessees under the terms of the lease agreements for future maintenance of the aircraft are recorded as maintenance payment liabilities. Maintenance payment liabilities are attributable to specific aircraft. Upon occurrence of qualified maintenance events, the lessee submits a request for reimbursement and upon disbursement of the funds, the liability is relieved.

In some leases, JET-i may be obligated to contribute to maintenance related expenses on an aircraft during the term of the lease. In other instances, the lessee or JET-i may be obligated to make a payment to the counterparty at the end of lease based on a computation stipulated in the lease agreement. The calculation is based on the utilization and condition of the airframe, engines and other major life-limited components as determined at lease termination.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007

JET-i may also incur maintenance expenses on off-lease aircraft. Scheduled major maintenance or overhaul activities and costs for certain high-value components that are paid by JET-i are capitalized and depreciated over the estimated useful life of such maintenance or components.

Amounts paid by JET-i for maintenance, repairs and re-leasing of aircraft that do no extend the useful life of flight equipment are expensed as incurred.

Maintenance payment liability balances at the end of a lease or any amount received as part of a redelivery adjustment are recorded as lease revenue at lease termination. When flight equipment is sold, the reserve amounts which are not specifically assigned to the buyer are released from the balance sheet as part of the disposition gain or loss. During the years ended December 31, 2007 and 2006, JET-i recognized $3.9 million and $2.9 million, respectively, as lease revenue at lease termination. There were no lease terminations in 2005.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, they are deferred and recognized in the period in which the recognition criteria are met.

Operating Lease Revenue

JET-i received operating lease revenues from flight equipment under operating leases. Rental income from aircraft rents is recognized on a straight-line basis over the initial term of the respective lease, which generally ranges from 13 months to 15 years. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee the option to extend the lease for an additional term. Contingent rents are recognized as revenue when they are earned. Revenue is not recognized when collection is not reasonably assured.

Finance Lease Income

Revenue from direct finance leases is recognized on the interest method to produce a level yield over the life of the finance lease. Expected unguaranteed residual values of leased assets at the expiration of the lease terms are based on JET-i’s assessment of residual values using industry specific resources and other materials.

Taxes

JET-i provides for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (‘‘SFAS No. 109’’). Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement and tax basis of existing assets and liabilities at the enacted tax rates expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amounts ultimately expected to be more-likely-than-not realized.

Effective January 1, 2007, JET-i adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (‘‘FIN No. 48’’), which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007

transition. Adoption of FIN No. 48 did not have a material impact on JET-i’s financial position or results of operations. JET-i has elected to classify interest on unpaid income taxes and penalties as a component of the provision for income taxes.

New Accounting PronouNcements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (‘‘SFAS No. 157’’). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies in conjunction with other accounting pronouncements that require or permit fair value measurements. This Statement will be effective for 2008. The adoption of SFAS No. 157 will not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, Accounting for Planned Maintenance Activities (‘‘FSP’’). This FSP amends certain provisions in the AICPA Industry Guide, Audits of Airlines and eliminates the accrue-in-advance method of accounting for planned major maintenance activities. JET-i applies the deferral method which requires that the actual maintenance costs for major overhauls are capitalized and depreciated over the period until the next overhaul is required; therefore there was no effect upon adoption.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115 (‘‘SFAS No. 159’’) which permits entities the option to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. JET-i has elected not to adopt the fair value option.

3.    Flight Equipment Under Operating Leases

Flight equipment under operating leases consists of the following as of December 31, 2007 and 2006:

	2007	2006
	(Dollars in thousands)
Cost	$—	$840,366
Accumulated depreciation	—	(18,132)
Net Flight Equipment Under Operating Lease	$—	$822,234

During the year ended December 31, 2007, JET-i transferred 40 aircraft under operating leases to B&B Air. Proceeds of $1,269.9 million were received as consideration.

JET-i capitalized $5.3 million and $9.8 million of major maintenance activities and costs for the years ended December 31, 2007 and 2006, respectively. These amounts have been included in Flight Equipment Under Operating Leases.

JET-i leased aircraft to airlines throughout the world and accordingly lease receivables are due from lessees worldwide. JET-i manages its credit risk exposure by obtaining security deposits, letters of credit or guarantees from its lessees.

For the year ended December 31, 2007, JET-i had one customer that accounted for 11% of operating lease revenue. JET-i had two customers that accounted for 12% and 11% of operating lease revenue

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007

for the year ended December 31, 2006. For the period from November 22, 2005 (commencement date) to December 31, 2005, JET-i had two customers that accounted for 78% and 22% of lease revenue. No other customer was responsible for lease revenue in excess of 10%.

The distribution of operating lease revenue by geographic region is as follows:

	Year ended December 31, 2007		Year ended December 31, 2006		For the period from November 22 (commencement of operations) to December 31, 2005
	(Dollars in thousands)
Europe:
United Kingdom	$8,991	8%	$7,436	13%	$429	78%
Sweden	—	—	4,065	7%	121	22%
France	6,601	6%	6,256	11%	—	—
Other	25,291	24%	10,559	19%	—	—
Europe – Total	40,883	38%	28,316	50%	550	100%
Asia Pacific:
India	19,134	18%	10,826	19%	—	—
China	10,801	10%	2,642	5%	—	—
Other	1,620	1%	—	—	—	—
Asia Pacific – Total	31,555	29%	13,468	24%	—	—
North America:
United States	8,120	8%	7,942	14%	—	—
Other	4,605	4%	2,870	5%	—	—
North America – Total	12,725	12%	10,812	19%	—	—
South and Central America:
Mexico	16,918	16%	3,880	7%	—	—
Other	5,539	5%	90	0%	—	—
South and Central America – Total	22,457	21%	3,970	7%	—	—
Total Operating Lease Revenue	$107,620	100%	$56,566	100%	$550	100%

The amortization of acquired lease discounts included as a component of operating lease revenue was $2.2 million, $1.6 million and $0 for the years ended December 31, 2007 and 2006 and for the period from November 22, 2005 (commencement of operations) to December 31, 2005, respectively.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007

The distribution of the net book value of flight equipment by geographic region is as follows:

	At December 31, 2007		At December 31, 2006
	(Dollars in thousands)
Europe:
United Kingdom	—	—	$68,923	8%
Other	—	—	203,816	25%
Europe – Total	—	—	272,739	33%
Asia Pacific:
India	—	—	193,772	24%
China	—	—	42,146	5%
Asia Pacific – Total	—	—	235,918	29%
North America:
United States	—	—	84,651	10%
North America – Total	—	—	128,135	15%
South and Central America:
Mexico	—	—	134,004	16%
Other	—	—	51,438	7%
South and Central America – Total	—	—	185,442	23%
Total Flight Equipment	—	—	$822,234	100%

The classification of operating lease revenues and flight equipment assets by geographic region in the tables and discussion above is based on the principal operating location of the aircraft lessee.

4.    Investment in Direct Finance LeaseS

During the years ended 2007 and 2006, JET-i’s net investment in direct finance leases was attributable to four planes leased to a single North American lessee for terms of 15 years. JET-i recognized $7.5 million and $1.7 million of finance lease income during the years ended December 31, 2007 and 2006, respectively. JET-i had no direct finance leases at December 31, 2005. The implicit interest rates in the finance leases ranged from 13% to 15%.

JET-i’s net investment in direct finance lease consisted of the following:

	December 31, 2007	December 31, 2006
	(Dollars in thousands)
Total minimum lease payments receivable	$—	$153,000
Estimated unguaranteed residual value of leased assets	—	41,200
Unearned finance income	—	(118,565)
Net Investment in Direct Finance Leases	$—	$75,635

In October 2007, these four aircraft and their associated leases were transferred to B&B Air for an aggregate price of $90.0 million.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007

5.    Other Assets

The following table describes the principal components of JET-i’s other assets, net at December 31, 2007 and 2006:

	At December 31, 2007	At December 31, 2006
	(Dollars in thousands)
Loan issuance costs, net	$—	$10,154
Deposits for aircraft acquisitions	—	300
Other	68	598
Total Other Assets	$68	$11,052

Amortization of debt issuance costs was $1.6 million, $2.0 million and $0.2 million during the years ended December 31, 2007 and 2006 and for the period from November 22, 2005 (commencement of operations) to December 31, 2005, respectively. These amounts are included as components of interest expense. Subsequent to the repayment of balances under the Aircraft Warehouse Credit Facility, JET-i recorded a charge of $9.2 million for unamortized debt issuance costs associated with the facility. These amounts are classified as debt extinguishment costs.

6.    Aircraft Warehouse Credit Facility

Aircraft Warehouse Credit Facility:	Facility Limit	At December 31, 2007	At December 31, 2006
	(Dollars in thousands)
Principal – Tranche A	$960,000	$—	$658,002
Principal – Tranche B	160,000	—	160,000
Accrued Interest		—	2,624
Total Aircraft Warehouse Credit Facility Provided by Third Parties	1,120,000	—	820,626
Principal – Tranche C	80,000	—	80,000
Accrued interest		—	519
Total Aircraft Warehouse Credit Facility Provided by Related Party	80,000	—	80,519
Total Aircraft Warehouse Credit Facility	$1,200,000	$—	$901,145

In November 2005, JET-i entered into a warehouse loan agreement (the ‘‘Facility’’) to finance up to $1.2 billion of aircraft assets, and provided no default has occurred, and subject to lenders’ consent, the Facility amount could have been increased to $1.5 billion. Tranches A and B were provided by a consortium of third party lenders; Tranche C was provided solely by Holdings. One of the investors in Holdings was also a member of the Tranches A and B consortium of third party lenders. Borrowings were collateralized by the assets of JET-i and its special purpose subsidiaries established to own the aircraft. Under the Facility, the Funds were available for draw on a revolving basis for a period of two years after closing (the ‘‘Availability Period’’). The Availability Period expired in November 2007, and the Facility was fully repaid as of December 31, 2007. As a result of the extinguishment of the Facility, deferred debt issuance costs totalling approximately $9.2 million were expensed and classified as debt extinguishment costs.

Borrowings were advanced in three separate tranches – Tranches A, B and C. Fundings were made in reverse order such that the Facility amount related to Tranche C was fully utilized first, then Tranche

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007

B and then Tranche A. Tranche A borrowings accrued interest at one-month London Interbank Offered Rate (‘‘LIBOR’’) plus a margin of 1.25%. Tranche B borrowings accrued interest at one-month LIBOR plus 4.5%. Tranche C borrowings accrued interest at a rate such that the aggregate monthly interest of the entire Facility reflected an interest rate of one-month LIBOR plus 2.5%. The interest rate, which reset monthly, was 6.60%, 9.85% and 13.75% at December 31, 2006. Monthly payments of principal and interest were made based on available cash after certain expenses, in accordance with the order of priority governed by the Facility. Any unpaid amounts were carried forward and accrued interest at applicable interest rates for each tranche. Unutilized amounts under Tranche A and B accrued commitment fees of 0.3% per annum of the daily average unutilized balance; however, Tranche B commitment fee started to accrue six months after the inception of the Facility. In order of security interest, Tranche A ranked above Tranche B, and both Tranche A and B ranked above Tranche C.

The facility contained affirmative covenants customary for secured aircraft financings, such as the provision of financial information and disclosure of material events affecting JET-i, among others. Further, JET-i was required to maintain certain interest coverage ratios, a breach of which would have caused an event of default under the Facility, and all amounts under the Facility would have been due and payable. JET-i complied with all covenants under the Facility.

JET-i used interest rate swaps to manage exposure to interest rate risk. The derivatives allowed JET-i to pay fixed interest rates and receive variable interest rates with the swap counterparty over life of the contracts. The fixed interest rates under contract ranged from 5.11% to 5.71% per annum and had maturity dates through December 2014.

The changes in fair value of the derivatives were recorded into income from continuing operations before provision for income taxes. JET-i recorded $5.9 million as an income with respect to these derivatives for the year ended December 31, 2007 and recorded an expense of $5.9 million with respect to these derivatives for the year ended December 31, 2006. JET-i had no derivatives in 2005

In October 2007, JET-i terminated its interest rate swap agreements and paid breakage costs of $12.5 million to the swap counterparty.

To protect the owners of Holdings against rising interest rates in connection with B&B Air’s initial public offering and Securitization, JET-i entered into two interest rate hedge options for the benefit of B&B Air. The interest rate swap options provided B&B Air with an option to enter into interest rate swap agreements for a portion of its Notes at a fixed rate of 5.43%. In September 2007, JET-i settled the options in cash and recorded into expense its share of the hedging costs amounting to $5.4 million, net of $1.7 million reimbursed by B&B Air.

7.    Income Taxes

JET-i has subsidiaries in a number of tax jurisdictions, principally, Ireland, Luxembourg and the United States of America. JET-i is treated as a flow-through entity for U.S. federal and state income tax purposes. JET-i’s member, Holdings, is also a flow-through entity. Accordingly, Holdings’ members report their allocable share of the taxable income in their respective income tax returns.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007

Income tax expense by tax jurisdiction is summarized below for the periods indicated.

	Year ended December 31,		For the period from November 22 (commencement of operations) to December 31, 2005
	2007	2006
	(Dollars in thousand)
Deferred Tax Expense
Ireland	$(14)	$12	$—
Luxembourg	(4)	—	—
	(18)	12	—
Less valuation allowance	4	—	—
Total Deferred Tax Expense	(14)	12	—
Current Tax Expense
Ireland	446	4	—
Luxembourg	34	1	—
Total Current Tax Expense	480	5	—
Total Income Tax Expense	$466	$17	$—

The following table describes the principal components of JET-i’s deferred tax asset and liability by jurisdiction at December 31, 2007 and 2006:

	Ireland	Luxembourg
	(Dollars in thousands)
At December 31, 2007
Net operating loss carryforwards	$—	$4
	—	4
Less valuation allowance	—	(4)
Net Deferred Tax Asset	$—	$—
At December 31, 2006
Excess of tax depreciation over book depreciation	$145	$—
Net operating loss carryforwards	(133)	—
Net Deferred Tax Liability	$12	$—

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007

8.    Other Liabilities

The following table describes the principal components of JET-i’s other liabilities at December 31, 2007 and 2006:

	2007	2006
	(Dollars in thousands)
Derivative liabilities	$—	$5,898
Lease discounts	—	7,160
Income taxes payable	415	128
Accrual for major maintenance activities and costs	900	—
Other	—	48
Total Other Liabilities	$1,315	$13,234

9.    Related Party Transactions

JET-i has no employees and has outsourced to B&B the daily operations of JET-i through various agreements.

JET-i entered into a broker agreement with B&B to engage B&B to act as the exclusive arranger of JET-i’s acquisitions and dispositions of aircraft. In consideration for these services, B&B receives a fee equal to 1% of the purchase price of the aircraft on acquisition and 1% of the sales proceeds on aircraft disposition. During the years ended December 31, 2007 and 2006, JET-i incurred and paid $2.6 million and $8.5 million, respectively, for acquisition services rendered by B&B under this agreement. The amounts paid were capitalized into the cost of the flight equipment. No fees for disposition of aircraft have been paid to B&B under this contract.

JET-i also entered into a servicing agreement with B&B which authorizes B&B to perform lease servicing, remarketing, debt compliance and other administrative functions for JET-i. In consideration for these services, B&B receives a fee equal to 3.5% of lease revenues. During the years ended December 31, 2007, 2006 and for the period from November 22, 2005 (commencement of operations) to December 31, 2005, JET-i incurred expenses of $3.5 million, $1.9 million and $19,000, respectively, under this agreement. At December 31, 2007, 2006 and 2005, JET-i owed B&B $0, $0.2 million and $18,000, respectively, for these expenses.

In the normal course of business, B&B, acting as servicer under this agreement, incurs costs for various expenses, primarily professional fees and administrative costs on behalf of JET-i. At December 31, 2007, 2006 and 2005, JET-i had a payable to B&B of $0, $0.5 million and $1.7 million, respectively, for these reimbursable expenses. Amounts have been included in payables to related parties on the accompanying consolidated balance sheets.

In May 2006, JET-i purchased an aircraft from B&B for an aggregate purchase price of $39.5 million. The purchase price of the aircraft was less than the appraised value of the aircraft.

The debt under Tranche C of the Facility is provided by Holdings. For the years ended December 31, 2007 and 2006 and for the period from November 22, 2005 (commencement of operations) to December 31, 2005, JET-i has incurred interest expense of $11.6 million, $6.4 million and $0.3 million, respectively, on this debt. Additionally, Holdings, for its role as Manager of JET-i earns fees of $10,000 per month. For each of the years ended December 31, 2007, 2006 and 2005, JET-i incurred $0.1 million, $0.1 million and $13,000 for this service, respectively. This cost is recorded in selling, general and administrative expense. One of the investors in Holdings is also a member of the Tranches A and B consortium of third party lenders.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007

In the normal course of business, Holdings has financed expenses on behalf of JET-i. During the years ended December 31, 2007 and 2006, Holdings authorized the conversion of $19.1 million and $9.3 million, respectively of its financing receivables from JET-i to a capital contribution. At December 31, 2007 and 2006, JET-i had liabilities outstanding to Holdings of $0 and $5.0 million, respectively, which have been included in payables to related parties on the accompanying consolidated balance sheets.

JET-i is the predecessor to B&B Air. An aircraft transferred from JET-i is recorded by B&B Air at JET-i’s net book value as of the transfer date. JET-i has made payments to Holdings aggregating $273.2 million for: (i) the excess of each aircraft’s adjusted purchase price over its net book value as of the delivery date to B&B Air and (ii) relief of JET-i’s maintenance payment liability which were assumed by B&B Air. The amount owed and paid was reduced by legal and other transfer costs incurred. The resulting gain on the transfer of aircraft to B&B Air will be recognized by Holdings. Certain costs related to this transfer were also shared with B&B Air.

As of December 31, 2007, JET-i has recorded a payable to B&B Air totalling $1.2 million for (i) maintenance payment liabilities collected by JET-i on behalf of B&B Air and (ii) professional fees to be paid by B&B Air on behalf of JET-i.

10.    Fair Value Of Financial Instruments

JET-i’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, rent receivables, accounts payable, accrued liabilities and notes payable. The fair value of cash, cash equivalents, restricted cash and cash equivalents, rent receivables and accounts payable and accrued liabilities approximates the carrying value of these financial instruments because of their short term nature. Borrowings under the Facility bear floating rates of interest which reset monthly to a market benchmark rate plus a credit spread. The fair values of JET-i’s notes payable are estimated based on the market prices available for similar issues or on the market interest rates currently available to JET-i on notes with similar terms and average maturities. The estimated fair values of JET-i’s notes receivable and notes payable approximate the carrying amounts reported in the consolidated balance sheets.

11. Unaudited quarterly condensed consolidated financial information

The unaudited quarterly financial statements for the years ended December 31, 2007 and 2006 are presented below:

	Three months ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(Dollars in thousands)
Total revenues	29,658	37,705	35,814	12,670
Net income (loss)	$(708)	$10,640	$(17,443)	$(7,785)

	Three months ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(Dollars in thousands)
Total revenues	3,695	11,531	18,720	24,288
Net income (loss)	$(874)	$2,245	$(10,404)	$1,561

ITEM 19.    EXHIBITS

We have filed the following documents as exhibits to this Annual Report.

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association*
1.2	Bye-laws*
2.1	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited.*
4.1	Management Agreement, dated as of October 2, 2007, between Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Limited.*
4.2	Asset Purchase Agreement, dated as of October 2, 2007, among JET- i Leasing LLC, the aircraft sellers named therein and Babcock & Brown Air Funding I Limited.*
4.3	Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.*
4.4	Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited.*
4.5	Private Placement Agreement, dated as of October 2, 2007, among private investors and Babcock & Brown Air Limited.*
4.6	Registration Rights Agreement, dated as of October 2, 2007, among private investors and Babcock & Brown Air Limited.*
4.7	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited.*
4.8	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited.*
4.9	Cash Management Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Funding I Limited.*
4.10	Director Service Agreement between Babcock & Brown Air Limited and each director thereof.*
4.11	Revolving Credit Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, & Brown Air Funding I Limited.*
4.12	Aircraft Acquisition Facility, dated as of November 7, 2007 among Babcock & Brown Air Acquisition I Limited, the Lenders from time to time party thereto and Credit Suisse, New York Branch.
4.13	Servicing and Administrative Services Agreement, dated as of November 7, 2007 among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Acquisition I Limited and each Aircraft Subsidiary that becomes a party thereto.
8.1	List of subsidiaries of the Company.

Exhibit Number	Description of Exhibit
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	Previously filed with the Registration Statement on Form F-1, File No. 333-145994.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Babcock & Brown Air Limited
By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

Dated:    March 31, 2008