Form 20-F
period 2008-12-31
Babcock & Brown Air LTD
filed 2009-03-10
CIK 1407298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-33701
BABCOCK & BROWN AIR LIMITED
(Exact name of Registrant as specified in its charter)
Bermuda
(Jurisdiction of incorporation or organization)
West Pier
Dun Laoghaire
County Dublin, Ireland
(Address of principal executive office)
Mina Kim, Telephone number: +353 1 231 1900, Facsimile number: +353 1 231 1901
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
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
32,488,911 Common Shares, par value of $0.001 per share.
100 Manager Shares, par value of $0.001 per share
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐     No ☑
     If this report is an annual or transition report, indicate by check mark, if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐     No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐          Accelerated filer ☑          Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐     Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

PRELIMINARY NOTE
This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Annual Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to the those described under Item 3 “Risk Factors” and elsewhere in this Annual Report.
We undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.
Unless the context requires otherwise, when used in this Annual Report, (1) the terms “B&B Air,” “Company,” “we,” “our” and “us” refer to Babcock & Brown Air Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (5) the terms “Predecessor” and “JET-i” refer to JET-i Leasing LLC, the predecessor company of B&B Air; (6) the terms “B&B” and “Babcock & Brown” refer to Babcock & Brown Limited, an Australian company, and its subsidiaries; (7) the terms “BBAM” and the “Servicer” refer to Babcock & Brown Aircraft Management LLC and Babcock & Brown Aircraft Management (Europe) Limited, collectively; and (8) the term “Manager” refers to Babcock & Brown Air Management Co. Limited, the Company’s manager.
Unless indicated otherwise, all percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of December 31, 2008.

i

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
B&B Air is a global lessor of modern, fuel-efficient commercial jet aircraft. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. On October 2, 2007, we (i) completed our initial public offering (“IPO”) and issued 18,695,650 common shares in the form of ADSs at a public offering price of $23 per share; (ii) completed a private placement of 14,907,800 ADSs (“Private Placement”, and together with the IPO, “Offerings”) and (iii) issued $853.0 million of aircraft lease-backed notes (the “Notes”) at an offering price of 99.71282%, or $850.6 million, as part of a securitization transaction (the “Securitization”) through our subsidiary, B&B Air Funding. Using proceeds of the Offerings and the Notes, we acquired our initial portfolio of 47 commercial jet aircraft (“Initial Portfolio”). We retained $120.8 million of the proceeds for the acquisition of additional aircraft.
On November 7, 2007, our subsidiary, B&B Air Acquisition, entered into a revolving credit facility (the “Aircraft Acquisition Facility”) that provides for up to $1.2 billion of financing for additional aircraft including a $96.0 million equity tranche from B&B Air.
As of December 31, 2008, we had acquired 17 additional aircraft using the Aircraft Acquisition Facility and had sold two aircraft from the Initial Portfolio. We owned 62 aircraft as of December 31, 2008.
Selected Financial Data.
The following selected financial data is derived from our and our Predecessor’s consolidated financial statements, prepared in conformity with U.S. GAAP, and should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and our and our Predecessor’s audited consolidated financial statements and related notes thereto included at Item 18 “Financial Statements” in this Annual Report. The selected financial data presented below are: (i) our operating results for the year ended December 31, 2008; (ii) our operating results for the period from May 3, 2007 (our incorporation date) to December 31, 2007; (iii) our Predecessor’s operating results for the years ended December 31, 2007 and December 31, 2006; and (iv) our Predecessor’s operating results for period from November 22, 2005 (commencement of operations) to December 31, 2005.

	(Dollars in thousands, except share data)
	Babcock &
	Brown
	Air Limited		JET-i Leasing LLC (Predecessor Company)
					For the
					period from
		For the			November 22,
		period from			2005
	For the	May 3, 2007			(commencement
	year	(incorporation			of
	ended	date) to	For the years ended December		operations) to
	December 31,	December 31,	31,		December 31,
	2008	2007	2007	2006	2005
Revenues
Operating lease revenue	$218,940	$26,042	$107,620	$56,566	$550
Finance lease income	2,446	2,365	7,477	1,668	—
Gain on sale of aircraft	11,437	—	—	—	—
Interest and other income	3,315	4,927	5,940	3,115	65

Total revenues	236,138	33,334	121,037	61,349	615

Expenses
Depreciation	74,161	8,573	34,548	17,976	156
Interest expense	81,689	14,628	61,541	33,840	487
Interest expense — related party	—	—	11,585	6,390	288
Selling, general and administrative	20,989	4,866	4,588	3,321	331
Maintenance and other costs	4,307	165	2,415	1,379	145
Mark-to-market of non-hedge derivatives	—	—	(5,898)	5,898	—
Debt extinguishment costs	—	—	9,165	—	—
Hedging costs related to interest rate swap option	—	1,725	5,423	—	—
Swap breakage costs	—	—	12,500	—	—

Total expenses	181,146	29,957	135,867	68,804	1,407

Net income (loss) before provision for income taxes	54,992	3,377	(14,830)	(7,455)	(792)
Provision for income taxes	6,867	1,032	466	17	—

Net income (loss)	$48,125	$2,345	$(15,296)	$(7,472)	$(792)

Earnings per share:
Basic and diluted	$1.44	$0.19	—	—	—
Pro forma	—	$0.07	—	—	—
Basic and diluted earnings per share is calculated: (1) for 2008 by dividing net income by the weighted average number of shares outstanding for the year and (2) for 2007 by dividing net income for the period from May 3, 2007, the date the Company was incorporated, to December 31, 2007 by the weighted average number of shares outstanding from October 2, 2007 to December 31, 2007. The Company has presented pro forma earnings per share for the period ended December 31, 2007 as if its initial public offering had occurred on May 3, 2007 (incorporation date).

	(Dollars in thousands, except share)
	Babcock &
	Brown Air		JET-i Leasing LLC (Predecessor
	Limited		Company)
	As of	As of
	December	December	As of December 31,
	31, 2008	31, 2007	2007	2006	2005
Balance sheet data:
Total assets	$2,086,174	$1,589,226	$5,249	$1,010,875	$83,496
Total liabilities	1,696,761	1,098,724	2,766	983,175	57,615
Capital stock	499,914	504,546	—	—	—
Total shareholders’ equity/ member’s capital	389,413	490,502	2,483	27,700	25,881
Number of shares	32,488,911	33,603,450	—	—	—
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

Risks Related to Our Business
Changes in economic conditions could adversely affect our business.
Our business and results of operations are significantly affected by general economic, capital markets, credit and industry conditions. The stress experienced by global capital markets that began in the second half of 2007 continued and substantially increased during 2008 and is continuing into 2009. In particular, the substantial losses experienced by the global banking industry have led to an increase in the cost and deterioration in the availability of capital. Numerous governments have sought to establish programs to support the banking industry in order to encourage lending and to mitigate against a sustained recessionary environment. Nevertheless, continued concerns over the availability and cost of credit, declining business and consumer confidence and increased unemployment have precipitated an economic recession, resulting in expectations for reduced global economic growth.
A continued decline in global economic activity and the resulting volatility in the capital markets could adversely affect our financial condition and results of operations. For example, numerous airlines across the world have recently become insolvent due to high oil prices during the first half of 2008, reduced travel demand and a lack of investor support. As a result, we repossessed five aircraft from two lessees in 2008, and we have been required to bear unforeseen maintenance expenses, additional remarketing expenses and lost revenues. The economic downturn and the impairment of credit markets have also resulted in a decline in aircraft values and lease rates. A protracted economic downturn could exacerbate these adverse conditions. The current dislocation in the credit markets may make it difficult for us to refinance our Notes or amounts outstanding under the Aircraft Acquisition Facility on our anticipated schedule or on terms which we find acceptable. In addition, since our IPO in October 2007, the price of our common stock has declined significantly, which could limit our ability to raise additional equity capital.
The recent changes in demand and supply of aircraft could depress lease rates and the value or our aircraft portfolio.
The economic downturn and the slowdown in air travel have contributed to a decrease in the demand for aircraft, while a number of recent airline bankruptcies, as well as financial challenges potentially facing other airlines, may result in an increase in the supply of aircraft. In addition, several large portfolios of leased aircraft are available for sale. For example, it has been reported that American International Group intends to sell International Lease Finance Corporation (“ILFC”), its aircraft leasing business, which is the largest aircraft lessor in the world, measured by portfolio value. This shift in supply/demand dynamics may lead to a decrease in aircraft lease rates and values. A decrease in lease rates could adversely affect our lease revenues in future periods as our current leases terminate or to the extent that airlines default on their leases. A decrease in aircraft values would adversely affect the value of the aircraft in our portfolio. An adverse decline in the value of our aircraft could end the availability period under the Aircraft Acquisition Facility and prevent us from making additional borrowings and require us to begin making principal payments.
We will need additional capital to finance our growth, and we may not be able to obtain it on acceptable terms, or at all, which may limit our ability to grow and compete in the aviation market.
We will require additional financing to expand our business through the acquisition of additional aircraft and other aviation assets. We plan to finance acquisitions through borrowings under our Aircraft Acquisition Facility or other debt facilities or additional equity and debt offerings. Our ability to execute our business strategy to acquire additional assets depends to a significant degree on our ability to access debt and equity capital markets. Continuing turmoil in the financial markets has significantly impacted most classes of lending and has caused banks and financial institutions to decrease the amount of capital available for lending and has significantly increased the risk premium of such borrowings.
Our access to capital markets also will depend on a number of other factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends and the relative attractiveness of alternative investments. Current market conditions have exerted significant downward pressure on the price of our common shares, which could impact our ability to raise capital through the issuance of additional equity-related securities. The terms of our Aircraft Acquisition Facility and the Securitization restrict our ability to incur additional debt. The agent for our Aircraft Acquisition Facility has the right to approve funding requests in its sole discretion. If the agent refuses to provide financing for an acquisition, we may be unable to secure alternative financing for the proposed acquisition. If we are unable to raise additional funds or obtain capital on acceptable terms, we may have to delay, modify or abandon some or all of our growth strategies.
Unforeseen difficulties and costs associated with the acquisition of our aircraft portfolio and other aviation assets could reduce or prevent our future growth and profitability.
Our growth strategy contemplates future acquisitions and leasing of additional commercial aircraft and other aviation assets. Our ability to acquire additional aircraft requires the availability of financing for the acquisition. Even if financing were available, the market for commercial aircraft is cyclical, and we may encounter difficulties in acquiring aircraft on favorable terms or at all which could reduce our acquisition opportunities or cause us to pay higher prices. A significant increase in market interest rates would make it more difficult for us to make accretive acquisitions that would increase our distributable cash flows. Any acquisition of aircraft or other aviation assets may not be profitable to us after the acquisition of such asset and may not generate sufficient cash flow to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, results of operations and cash flows, including risks that we may:
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
On October 2, 2007, we completed our IPO, Private Placement and Securitization, entered into a purchase agreement for the acquisition of our Initial Portfolio, and commenced independent operations. We completed our first full year of operations on December 31, 2008. As a result, we are a recently organized company with limited independent operating history, and our prospects and ability to pay dividends must be considered in light of the risks, expenses and difficulties frequently encountered when any new business is formed. Our limited independent operating history will make it difficult for shareholders to assess the quality of our management and our ability to operate profitably and pay dividends to our shareholders. We cannot assure you that we will be able to implement our business strategies, that any of our strategies will be achieved or that we will be able to operate profitably and pay regular dividends to our shareholders.
Risks Related to Our Dividend
We may not be able to pay or maintain dividends on our shares.
Although we have paid a dividend each quarter since our IPO, we reduced our quarterly dividend to $0.20 per share for the fourth quarter of 2008, compared to $0.50 per share in prior quarters. There are a number of factors that could affect our ability to pay future dividends including, but not limited to, the following:
•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;
•	restrictions imposed by our financing arrangements, including under the Notes, our Aircraft Acquisition Facility and any indebtedness incurred in the future to refinance our existing debt or to expand our aircraft portfolio;
•	our inability to make acquisitions of additional aircraft that are accretive to cash flow;
•	application of funds to make and finance acquisitions of aircraft and other aviation assets;
•	reduced levels of demand for, or value of, our aircraft;
•	increased supply of aircraft;
•	obsolescence of aircraft in our portfolio;
•	lower lease rates on new aircraft and re-leased aircraft;
•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;
•	impaired financial condition and liquidity of our lessees;
•	deterioration of economic conditions in the commercial aviation industry generally;
•	poor performance by our Manager, BBAM and their affiliates and other service providers and our limited rights to terminate them;
•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;
•	a decision by our board of directors to cease distributing a portion of our cash flow available for distribution;
•	changes in Irish tax law, the tax treaty between the United States and Ireland (the “Irish Treaty’’) or our ability to claim the benefits of such treaty;
•	cash reserves established by our board of directors; and
•	restrictions under Bermuda law on the amount of dividends that we may pay.
Risks Related to Our Indebtedness
We will not be able to borrow under the Aircraft Acquisition Facility after the end of the availability period.
We currently depend on the Aircraft Acquisition Facility to fund acquisitions of new aircraft. The availability period for borrowings under the Aircraft Acquisition Facility is expected to end on November 6, 2009. However, certain events, including a servicer replacement event under the servicing agreement for the Aircraft Acquisition Facility, could result in the earlier termination of the availability period. A servicer replacement event includes the following, some of which also constitute events of default under the Aircraft Acquisition Facility:
•	Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air;
•	Babcock & Brown ceases to hold at least 51% of the capital stock of BBAM;
•	BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent;
•	Any Babcock & Brown Limited annual or quarterly financial statement required to be delivered as described above contains a going-concern or similar qualification;
•	The insolvency of BBAM or any significant subsidiary of BBAM; and
•	A BBAM default on recourse debt over $25 million.
The occurrence of any of these events would immediately end the availability period for the Aircraft Acquisition Facility and accelerate the date on which we are required to apply all of the available cash flow from the aircraft owned by B&B Air Acquisition to repay amounts due under the Aircraft Acquisition Facility. In addition, on the occurrence of a servicer replacement event, B&B Air Acquisition (with the consent of the agent) or the agent on the direction of 2/3 of the Tranche A and Tranche B lenders combined may terminate the service agreement.
An event of default under the Aircraft Acquisition Facility would be triggered if Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air and at least 51% of the capital stock of BBAM. As of December 31, 2008, Babcock & Brown holds 14.7% of our outstanding ADSs. As of December 31, 2008, B&B Air Acquisition was not in default under the Notes.
Babcock & Brown has announced a restructuring of its corporate debt facilities which requires it to sell all of its assets over the next two to three years. Although no definitive transaction has been announced, we expect Babcock & Brown to sell all of its aviation related assets, including BBAM and the common shares of B&B Air owned by them, either of which could result in an event of default under the Aircraft Acquisition Facility.
If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of 2/3 of the Tranche A and Tranche B lenders combined may demand immediate repayment of all outstanding borrowings under the Aircraft Acquisition Facility. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the amounts due under the Aircraft Acquisition Facility after the occurrence of any event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to us.
Even prior to the end of the availability period, the agent for our Aircraft Acquisition Facility has the right to approve funding requests in its sole discretion. If they refuse to provide financing for an acquisition, we may be unable to secure alternative financing for the proposed acquisition.
We may not be able to refinance the Notes or the Aircraft Acquisition Facility on favorable terms or at all, which may require us to seek more costly or dilutive financing for our investments or to liquidate assets.
We currently intend to refinance the Notes and the Aircraft Acquisition Facility prior to the dates on which we are required to apply all of the available cash flow from our aircraft portfolio to repay the principal thereon. This date is August 2012 for the Notes and is expected to be the earlier of the date six months after 90% of the total amount of the facility under the Aircraft Acquisition Facility (the “Facility Amount’’) is

utilized and November 6, 2009, except in certain circumstances which could accelerate this date. (See above — “We will not be able to borrow under the Aircraft Acquisition Facility after the end of the availability period.”) Refinancing may be difficult in the current environment, and we bear the risk that we will not be able to refinance our existing indebtedness on favorable terms or at all. The inability to refinance our indebtedness may require us to seek more costly or dilutive financing for our aircraft or to liquidate assets. If we are not able to refinance our indebtedness before being required to apply all of the available cash flow from our portfolio to repay the principal thereon and, as a result, excess cash available for dividends from our subsidiaries is eliminated, then our ability to continue paying dividends to our shareholders will be adversely affected if we have not developed sufficient additional sources of cash flow to replace the cash flows that will be applied to such principal amortization.
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
Commencing August 2012, B&B Air Funding will be required to apply all of its available cash flow after payment of certain expenses to repay the principal of the Notes. If B&B Air Funding’s debt service coverage ratio (as defined in the indenture for the Securitization) is less than 1.80 on any two consecutive monthly payment dates occurring between July 2010 and July 2012, B&B Air Funding will be required to apply all of its available cash flow to repay the principal of the Notes. B&B Air Acquisition will be required to apply all of its available cash flow to repay the principal under its Aircraft Acquisition Facility on the earlier of the date six months after 90% of the Facility Amount is utilized or November 6, 2009 (or earlier under certain circumstances). Failure to maintain a monthly interest coverage ratio of at least 1.1 to 1 and a rolling three month interest coverage ratio of at least 1.25 to 1 would be an event of default under the Aircraft Acquisition Facility and would result in termination of the availability period and all outstanding principal amounts would become due immediately. If our subsidiaries have not refinanced their indebtedness prior to being required to apply all available cash flow to repay the principal amount of the debt, then the cash flow from the aircraft in our portfolio will not be available to us to pay dividends or to finance acquisitions of additional aircraft.

Our subsidiaries are subject to interest rate risk, which could impair their ability to make distributions to us and our ability to pay dividends to you.
The Notes and the Aircraft Acquisition Facility have floating interest rates, creating the risk of an increase in interest rates and the risk that cash flow may be insufficient to make scheduled interest payments if interest rates were to increase. To limit this risk, our subsidiaries have entered into interest rate swaps with one or more counterparties. If any counterparty were to default on its obligations, then a mismatch in the floating rate interest obligations and fixed rate lease payments may arise, which could impair our subsidiaries’ ability to make distributions to us, which would, in turn, adversely affect our ability to meet our financial obligations and pay dividends to our shareholders. If any of our hedging arrangements were terminated early, we could be obligated to make a material payment to our counterparty.
Risks Related to Our Relationship with Babcock & Brown
We are wholly dependent on B&B, primarily through BBAM, to manage our business and to service our aircraft portfolio.
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
Financial conditions at Babcock & Brown could adversely affect our business.
There are significant concerns about the financial performance and viability of Babcock & Brown, whose subsidiaries (primarily BBAM) manage our business, service our portfolio of aircraft and perform many services for us pursuant to multiple management and servicing agreements. Babcock & Brown has announced a restructuring of its corporate debt facilities which requires it to sell all of its assets over the next two to three years. It has also announced that the publicly traded Australian entity, Babcock & Brown Limited, may be delisted from the Australian Stock Exchange and may be placed into administration if it is unable to restructure its subordinated notes which are listed on the Australian and New Zealand stock exchanges. These subordinated notes are subordinated to the corporate debt facilities which were recently restructured.
Although no definitive transaction has been announced, we expect Babcock & Brown to sell all of its aviation-related assets and businesses, including its rights under our servicing and management agreements with them, the legal entities which are party to those agreement (including BBAM) and the common shares of B&B Air owned by them. A sale of BBAM by Babcock & Brown would create uncertainty about our management and servicing arrangements. We cannot assure you that a new owner of BBAM would dedicate comparable resources to BBAM as Babcock & Brown, and the quality of the services that BBAM has provided to us could deteriorate. If Babcock & Brown cannot sell its aviation assets quickly, there is no assurance that it will continue to dedicate resources to BBAM or continue its operations.

Some of our agreements with Babcock & Brown, as well as the agreements governing the Notes and the Aircraft Acquisition Facility, contain provisions that are linked to the financial performance and ownership of Babcock & Brown and BBAM.
These provisions include the following with respect to the Aircraft Acquisition Facility:
•	Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air;
•	Babcock & Brown ceases to hold at least 51% of the capital stock of BBAM;
•	BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent;
•	Any Babcock & Brown Limited annual or quarterly financial statement required to be delivered as described above contains a going-concern or similar qualification in the audit opinion;
•	The insolvency of BBAM or any significant subsidiary of BBAM; and
•	BBAM default on recourse debt over $25 million.
The occurrence of any of these events would immediately end the availability period for the Aircraft Acquisition Facility and accelerate the date on which we are required to apply all of the available cash flow from the aircraft owned by B&B Air Acquisition to repay amounts due under the Aircraft Acquisition Facility. An event of default under the Aircraft Acquisition Facility would also be triggered if Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air and at least 51% of the capital stock of BBAM. If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of 2/3 of the Tranche A and Tranche B lenders combined may demand immediate repayment of all outstanding borrowings under the Aircraft Acquisition Facility. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the amounts due under the Aircraft Acquisition Facility after the occurrence of any event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to us. Each of these events is beyond our control and could have a materially adverse effect on our business. See the Risk Factor, “We will not be able to borrow under the Aircraft Acquisition Facility after the end of the availability period” above.
In addition, under the servicing agreement related to the Notes, a servicer termination event is triggered if Babcock & Brown International Pty Ltd (“BBIPL”) ceases to own at least 50.1% of the voting equity or economic interest in BBAM or on the bankruptcy or insolvency of BBIPL or BBAM. Babcock & Brown has announced that an administration proceeding in respect of Babcock & Brown Limited will not impact the solvency of BBIPL, which is the primary operating company in the Babcock & Brown group and the borrower under the recently restructured corporate debt facilities.
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
Under the terms of our servicing agreements, we are not entitled to be informed of all conflicts of interest involving BBAM and are limited in our right to replace BBAM because of conflicts of interest. Any replacement Servicer may not provide the same quality of service or may not afford us terms as favorable as the terms currently offered by BBAM. If BBAM, as the Servicer, makes a decision that is adverse to our interests, our business, financial condition, results of operations and cash flows could suffer. See “Even if we are dissatisfied with B&B’s performance, there are only limited circumstances under which we will be able to terminate the servicing agreements and we may not terminate the servicing agreement for our Initial Portfolio without the prior written consent of the policy provider.’’
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
Even though our shareholders (with the concurrence of 75% of our independent directors) have the right under the management agreement to terminate our Manager, it may not be possible for them to exercise this right in view of the number of common shares held by B&B, its affiliates and funds managed by its affiliates. B&B, its affiliates and such funds own approximately 25% of our outstanding common shares, and termination of our management agreement requires the vote of holders of 75% of our outstanding common shares.
We have the right to terminate the servicing agreement for our Initial Portfolio (with the prior written consent of the policy provider) and the policy provider has the independent right to terminate the agreement (without our consent) in the following limited circumstances:
•	BBAM ceases to be at least majority-owned directly or indirectly by B&B;
•	BBAM fails in any material respect to perform any material services under the servicing agreements in accordance with the standard of care or the conflicts standard in a manner that is materially adverse to us and our applicable subsidiaries taken as a whole;
•	specified B&B entities (including BBAM) become subject to bankruptcy or insolvency proceedings;
•	with respect to the servicing agreement for our Initial Portfolio, we have insufficient funds for the payment of interest on the notes for a period of at least 60 days;
•	at least 15% of the number of aircraft assets in the Initial Portfolio remain off-lease but reasonably available for re-lease for a period of at least three months following specified events set forth in the trust indenture;
•	without limiting BBAM’s rights under the security trust agreement, BBAM takes any steps for the purpose of processing the appointment of an administrative receiver or the making of any administrative order or for instituting a bankruptcy, reorganization, arrangement, insolvency, winding up, liquidation, composition or any similar proceeding under the laws of any jurisdiction with respect to any jurisdiction with respect to B&B Air Funding, and any of its subsidiaries, or any of the aircraft assets;
•	we cease to own all of the aircraft in our Initial Portfolio;
•	BBAM withdraws from servicing a specified number of our aircraft in the Initial Portfolio for specified periods of time due to conflicts of interest; or
•	BBAM ceases to be actively involved in the aircraft leasing business.
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
Our Manager may terminate the management agreement if we fail to make any payment due under the management agreement to our Manager within 15 days after the same becomes due or we materially breach the agreement and that breach is not remedied within 90 days of notice from our Manager, whether or not we have found a replacement manager. If our Manager terminates the management agreement, we may not be able to find a new manager or hire internal management with similar expertise to provide the same or equivalent services on acceptable terms, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial results could be adversely affected, and the market price of our shares may decline. Further, if the management agreement is terminated, we and, where applicable, our subsidiaries will be required to promptly change our names to remove any references to “Babcock & Brown.’’
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
In addition to factors linked to the aviation industry generally, other factors that may affect the value and achievable lease rates of our aircraft and other aviation assets include:
•	the particular maintenance, damage and operating history of the airframes and engines;

•	the number of operators using that type of aircraft or engine;
•	whether an aircraft or other aviation asset is subject to a lease and, if so, whether the lease terms are favorable to the lessor;
•	the age of our aircraft and other aviation assets;
•	airworthiness directives and service bulletins;
•	aircraft noise and emission standards;
•	any tax, customs, regulatory and other legal requirements that must be satisfied when an aircraft is purchased, sold or re-leased;
•	compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type; and
•	decreases in the creditworthiness of our lessees.
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
As of December 31, 2008, the weighted average age of the aircraft in our portfolio was 6.4 years. In general, the cost of delivering an aircraft under a re-lease, including maintenance and modification expenditures, increases with the age of the aircraft. The costs of converting an aging passenger aircraft to a cargo aircraft are also substantial. The incurrence of these greater expenses as our fleet ages could adversely affect our ability to pay dividends.
The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these particular types of aircraft occur.
As of December 31, 2008, our portfolio contains a mix of aircraft types including Airbus A319 aircraft, A320 aircraft, A330 aircraft, Boeing 737 aircraft, Boeing 747 aircraft, Boeing 757 aircraft, Boeing 767 aircraft and Boeing 777 aircraft. 86% of our aircraft are single-aisle, narrow-body aircraft, measured by net book value. If any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may reduce our revenues and net income to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio.

We operate in a highly competitive market for investment opportunities in aircraft and other aviation assets.
The leasing and remarketing of commercial jet aircraft is highly competitive. As the exclusive Servicer of our aircraft, BBAM competes in leasing, re-leasing and selling our aircraft with other aircraft leasing companies, including GE Commercial Aviation Services (GECAS), ILFC, AerCap, Aircastle, Aviation Capital Group, AWAS, Boeing Capital, CIT Aerospace, Genesis Lease Limited, Macquarie Aircraft Leasing, RBS Aviation Capital and BOC Aviation (formerly Singapore Aircraft Leasing Enterprise). We also may encounter competition from other entities that selectively compete with us, including:
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

Given the size of our portfolio, we expect that some lessees from time to time, will be slow in making or will fail to make their payments in full under the leases. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow and may adversely affect our ability to make payments on our indebtedness and pay dividends to shareholders. We may experience increased delinquencies, particularly if economic conditions continue to deteriorate. In addition, the demand for aircraft generally diminishes as they age, and the creditworthiness of the lessees of older aircraft is generally lower than the creditworthiness of the lessees of newer aircraft. In addition, many airlines are exposed to currency risk due to the fact that they earn revenues in their local currencies and certain of their liabilities and expenses are denominated in U.S. dollars, including lease payments to us. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions such as a decrease in their contribution toward maintenance obligations. We are typically not in possession of any aircraft while the aircraft are on lease to the lessees. Consequently, our ability to determine the condition of the aircraft or whether the lessees are properly maintaining the aircraft is limited to periodic inspections that we perform or that are performed on our behalf by third-party service providers or aircraft inspectors. A lessee’s failure to meet its maintenance obligations under a lease could:
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
We may restructure a lease when a lessee is late in making payments, fails to make required payments or has otherwise advised us that it expects to default in making required payments. Restructuring may involve anything from a simple rescheduling of payments to the termination of a lease without receiving all or any of the past-due amounts. The terms and conditions of possible lease restructurings could result in significant reductions of rental payments, which would have an adverse impact on our cash flow available for distribution and reduced dividends to shareholders. We may receive more requests for restructuring if current economic conditions continue to deteriorate or do not improve.
Lease defaults could result in significant expenses and loss of revenues.
During 2008, we repossessed five of our aircraft following lessee default. Repossession, re-registration and flight and export permissions after a lessee default typically result in greater costs than those incurred when an aircraft is returned at the end of a lease. These costs include legal expenses that could be significant, particularly if the lessee is contesting the proceedings or is in bankruptcy. Delays resulting from repossession proceedings also would increase the period of time during which an aircraft or other aviation asset does not generate rental revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in a condition suitable for re-lease or sale, and we may need to pay off liens, taxes and governmental charges on the aircraft or other aviation asset to obtain clear possession and to remarket the asset effectively.

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
Although we do not expect to control the operation of our leased aircraft, our ownership of the aircraft could give rise, in some jurisdictions, to strict liability for losses resulting from their operation. Our lessees are required to indemnify us for, and insure against, liabilities arising out of the use and operation of the aircraft, including third-party claims for death or injury to persons and damage to property for which we may be deemed liable. Lessees are also required to maintain public liability, property damage and hull all risks and hull war risks insurance on the aircraft at agreed upon levels. However, they are not generally required to maintain political risk insurance. There may be circumstances under which it would be desirable for us to maintain “top-up” and/or political risk coverage at our expense, which would add to our operating expenses.
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
As of December 31, 2008, five of the leases in our portfolio provide the lessees with early termination rights. We also could enter into leases in the future that provide lessees with early termination rights. If any lease is terminated early at a time when we could not re-lease the aircraft at rates at least as favorable to us as the terminated lease, our results of operations and ability to pay dividends could be adversely affected.
Risks associated with the concentration of our lessees in certain geographical regions could harm our business.
In addition to global economic conditions, our business is exposed to local economic and political conditions that can influence the performance of lessees located in a particular region. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions.
European concentration. Revenues from 20 lessees based in Europe accounted for 47% of our total revenues in 2008. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the development of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase aircraft operating costs.
Asian concentration. Revenues from 7 lessees based in Asia (including India) accounted for 22% of our total revenues in 2008, and lease rental revenues from 2 lessees based in India accounted for 12% of total revenues. There are significant obstacles to the Indian airline industry’s development, including poor aviation infrastructure, continuing losses from operations due to overcapacity and other factors, continuing government control and regulation over the industry. If this control and regulation persists or expands, the Indian airline industry likely would experience a significant decrease in growth or restrictions on future growth.
North American concentration. Revenues from 5 lessees based in North America accounted for 20% of our total revenues in 2008. During the past 15 years a number of North American passenger airlines filed Chapter 11 bankruptcy proceedings and several major U.S. airlines ceased operations altogether. High labor costs, high fuel costs, the strength of labor unions in collective bargaining negotiations, the war and prolonged conflict in Iraq and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines.
South and Central American concentration. Revenues from 3 lessees based in South and Central America accounted for 11% of our total revenues in 2008. While lessees throughout the world are affected by exchange rate fluctuations as a result of the mismatch of U.S. dollar exposure between their operating expenses and revenues, airlines in South and Central America are particularly sensitive to this risk because of the history of currency devaluations in this region. Any strengthening of the U.S. dollar against the local currency could negatively impact the profitability of these airlines and their ability to meet their lease obligations to us. These risks are exacerbated by the potential for South and Central American currencies to be devalued by governments as they have been periodically during the last four decades.
The risks associated with the geographical concentration of our lessees may become exacerbated as our aircraft are re-leased to lessees or subleased to sublessees in other regions or as we acquire additional aircraft.
In addition to the geographic concentrations described above, we also have significant exposure to risks associated with conducting business in emerging markets. Emerging markets have developing economies that are vulnerable to business and political disturbances, such as significant economic instability, interest and exchange rate fluctuations, civil unrest, government instability, and the nationalization or expropriation of private assets. The occurrence of any of these events in markets served by our lessees and the resulting instability may adversely affect our ownership interest in aircraft or the ability of lessees which operate in these markets to meet their lease obligations and these lessees may be more likely to default than lessees that operate in developed economies.
Risks Related to the Aviation Industry
The passenger aviation industry is historically cyclical and a significant downturn in the industry would adversely impact our lessee’s ability to make payments to us, which would adversely affect our financial results and growth prospects.
Our ability to achieve our primary business objectives of growing our lease portfolio and increasing distributable cash flow per share depend on the financial condition and growth of the commercial airline industry, which is inherently cyclical. The years 2001 through 2004 were characterized by falling demand and rising costs. This industry downturn was exacerbated by the terrorist attacks on September 11, 2001, prolonged military action in Iraq and Afghanistan, rising fuel prices, SARS and avian influenza. As a result, the global airline industry experienced significant financial losses. Many airlines, including some of our lessees, announced or implemented reductions in capacity, service and workforce. Additionally, many airlines sought protection under bankruptcy laws. The airline bankruptcies and the reduction in demand led to the grounding of significant numbers of aircraft and engines and the negotiation of reductions in lease rental rates, which depressed aircraft and engine market values.
The current decline in global economic activity is negatively impacting airlines. Airlines are again reducing capacity, service and workforce. The duration of this downturn and the potential long-term impact of these events on the aviation industry is unclear.
The risks affecting our airline customers are generally beyond our control, but because they have a significant impact on our customers they affect us as well. The risk factors that follow describe risks that affect the commercial airline industry generally and therefore have an impact on our business, financial condition and results of operations. Our ability to succeed depends on the financial strength of our customers and their ability to manage these risks. To the extent that our customers are adversely affected by these risk factors, we may experience:

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
In recent years, several U.S. airlines have sought to reorganize (and, in certain instances, have completed reorganization) under Chapter 11, and numerous other airlines have filed for similar protection under their local laws. Bankruptcies have led to the grounding of significant numbers of aircraft, rejections of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values. We repossessed five aircraft from two lessors in 2008 as a result of their insolvency. Additional reorganizations or liquidations by airlines under applicable bankruptcy or reorganization laws or further rejection or abandonment of aircraft by airlines in bankruptcy proceedings may depress aircraft values and aircraft lease rates. Additional grounded aircraft and lower market values would adversely affect our ability to sell certain of our aircraft or re-lease other aircraft at favorable rates.
High fuel prices can adversely affect the profitability of the airline industry and our lessees’ ability to meet their lease payment obligations to us.
Fuel costs represent a major expense to companies operating within the airline industry, and fuel prices fluctuate widely depending primarily on international market conditions, geopolitical and environmental events and currency exchange rates. Fuel prices increased in 2008 to record highs, with the price of crude oil reaching more than $145 per barrel in July 2008 before falling to $32 per barrel in December 2008. Many airlines entered into hedging arrangements which locked in fuel at significant prices. As a consequence, some airlines were not in a position to benefit from a fall in fuel prices during the latter part of 2008, and a number of them will realize significant losses from these hedging positions. Although fuel prices have decreased from their highs in 2008, they will continue to have a significant impact on airline profitability. Due to the competitive nature of the airline industry, airlines may not be able to pass on increases in fuel prices to their customers by increasing fares. If they pass on the higher costs, it may adversely affect demand for air travel, which would reduce revenues to our customers. In addition, airlines may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices return to historically high levels, they are likely to cause our lessees to incur higher costs or experience reduced revenues. Consequently, increases in fuel prices may:
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
We were incorporated under the laws of Bermuda and are managed and controlled in Ireland. Our business is based outside the United States and a majority of our directors and officers reside outside the United States and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda or Ireland against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda or Irish law and do not have force of law in Bermuda or Ireland. However, a Bermuda or Irish court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda or Irish law.
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
The Companies Act 1981 of Bermuda, as amended, which we refer to as the “Companies Act,” applies to our company and differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our bye-laws, some of these differences may result in your having greater difficulties in protecting your interests as a shareholder of our company than you would have as a shareholder of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights you may have as a shareholder to enforce specified provisions of the Companies Act or our bye-laws, and the circumstances under which we may indemnify our directors and officers.
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

ITEM 4. INFORMATION ON THE COMPANY
We are Babcock & Brown Air Limited, a Bermuda exempted company incorporated on May 3, 2007 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Although we are organized under the laws of Bermuda, we are resident in Ireland for Irish tax purposes and thus are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. Our principal executive offices are located at West Pier, Dun Laoghaire, County Dublin, Ireland. Our telephone number at that address is +353 1 231-1900. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.
We are a global lessor of modern, fuel-efficient commercial jet aircraft. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. On October 2, 2007, we (1) completed our IPO and issued 18,695,650 ADSs at a public offering price of $23.00 per share, (2) issued 14,907,800 ADSs in a private placement for a price of $23.00 per share, (3) issued $853.0 million of aircraft lease-backed notes as part of the Securitization, and (4) used the net proceeds of the IPO, the private placement and the Securitization to finance the acquisition of our Initial Portfolio of 47 commercial aircraft. We currently have two significant subsidiaries: B&B Air Funding and B&B Air Acquisition. Both of these subsidiaries are organized under the laws of Bermuda and are tax resident in Ireland. We own 100% of B&B Air Funding’s Class A common stock. For purposes of the Securitization, a charitable trust holds the Class B common stock of B&B Air Funding, having limited voting rights and representing less that 0.001% of the economic interest in B&B Air Funding. B&B Air Funding holds interest in 45 of the 47 aircraft in our Initial Portfolio directly or through its wholly-owned subsidiaries. B&B Air Funding sold the remaining two aircraft from the Initial Portfolio in September and October 2008.
On November 7, 2007, our wholly owned subsidiary, B&B Air Acquisition, entered into the Aircraft Acquisition Facility which provides for up to $1.2 billion of financing for additional aircraft, including a $96.0 million equity tranche from B&B Air. As of December 31, 2008, B&B Air Acquisition holds interest in 17 aircraft acquired, directly or through its wholly-owned subsidiaries.
As of December 31, 2008, our portfolio consisted of 62 aircraft.
Our Relationship With BBAM
BBAM is a leading commercial jet aircraft servicer. BBAM and its affiliates assist us in acquiring and leasing additional aircraft, manage our day-to-day operations and affairs and act as Servicer for our portfolio of aircraft and related leases.
We engage BBAM and its affiliates as Manager of our company and Servicer for our aircraft portfolio under long-term management and servicing agreements. Pursuant to these agreements our Manager manages our company under the direction of its chief executive officer and chief financial officer, who are exclusively dedicated to our business. BBAM acts as our Servicer and, in addition to arranging for the leasing of our fleet, assists our Manager in acquiring and disposing of our aircraft, markets our aircraft for lease and release, collects rents and other payments from the lessees of our aircraft, monitors maintenance, insurance and other obligations under our leases and enforces our rights against lessees. BBAM is among the largest aircraft leasing company in the world, as measured by the number of owned and managed aircraft in its portfolio. As of December 31, 2008, BBAM has re-marketed more than 300 aircraft. BBAM has also been a financial advisor to airlines worldwide and has been an active participant in the Asian aircraft leasing market since 1989. We believe BBAM’s position in the industry and relationships throughout the world allows us to manage our portfolio effectively, acquire and lease additional aircraft, access high-growth emerging markets and remarket our aircraft when leases expire.

There are significant concerns about the financial performance and viability of BBAM’s corporate parent. Babcock & Brown has announced a restructuring of its corporate debt facilities which requires it to sell all of its assets over the next two to three years. It has also announced that the publicly traded Australian entity, Babcock & Brown Limited, may be delisted from the Australian Stock Exchange and may be placed into administration if it is unable to restructure its subordinated notes which are listed on the Australian and New Zealand stock exchanges. These subordinated notes are subordinated to the corporate debt facilities which were recently restructured.
Although no definitive transaction has been announced, we expect Babcock & Brown to sell all of its aviation related assets and businesses, including its rights under our servicing and management agreements with them, the legal entities which are party to these agreements including BBAM, and the common shares of B&B Air owned by them. A sale of BBAM by Babcock & Brown would create uncertainty about our management and servicing arrangements. We cannot assure you that a new owner of BBAM would dedicate comparable resources to BBAM as Babcock & Brown, and the quality of the services that BBAM has provided to us could deteriorate. If Babcock & Brown cannot sell its aviation assets quickly, there is no assurance that they will continue to dedicate resources to BBAM or continue its operations.
Some of our agreements with Babcock & Brown, as well as the agreements governing the Notes and the Aircraft Acquisition Facility, contain provisions that are linked to the financial performance and ownership of Babcock & Brown and BBAM.
These provisions include the following with respect to the Aircraft Acquisition Facility:
•	Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air;
•	Babcock & Brown ceases to hold at least 51% of the capital stock of BBAM;
•	BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent;
•	Any Babcock & Brown Limited annual or quarterly financial statement required to be delivered as described above contains a going-concern or similar qualification;
•	The insolvency of BBAM or any significant subsidiary of BBAM; and
•	A BBAM default on recourse debt over $25 million.
The occurrence of any of these events would immediately end the availability period for the Aircraft Acquisition Facility and accelerate the date on which we are required to apply all of the available cash flow from the aircraft owned by B&B Air Acquisition to repay amounts due under the Aircraft Acquisition Facility. An event of default under the Aircraft Acquisition Facility would also be triggered if Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air and at least 51% of the capital stock of BBAM. As of December 31, 2008, B&B holds 14.7% of our outstanding ADSs. If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of 2/3 of the Tranche A and Tranche B lenders combined may demand immediate payment of all outstanding borrowings under the Aircraft Acquisition Facility. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the amounts due under the Aircraft Acquisition Facility after the occurrence of any event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to us. Each of these events is beyond our control and could have a materially adverse effect on our business. See the Risk Factor, “We will not be able to borrow under the Aircraft Acquisition Facility after the end of the availability period” above.

In addition, under the servicing agreement related to the Notes, a servicer termination event is triggered if Babcock & Brown International Pty Ltd (“BBIPL”) ceases to own at least 50.1% of the voting equity or economic interest in BBAM or on the bankruptcy or insolvency of BBIPL or BBAM. Babcock & Brown has announced that an administration proceeding in respect of Babcock & Brown Limited will not impact the solvency of BBIPL, which is the primary operating company in the Babcock & Brown group and the borrower under the recently restructured corporate debt facilities.
Our Aircraft Portfolio
As of December 31, 2008, our aircraft portfolio consisted of 62 commercial jet aircraft with 58 narrow-body passenger aircraft (including two freighters) and four wide-body passenger aircraft. In September and October 2008, we sold two aircraft from our Initial Portfolio to a third party.
As of December 31, 2008, we had 34 Boeing aircraft and 28 Airbus aircraft in our fleet. The aircraft in our portfolio were manufactured between 1989 and 2008 and have a weighted average age of 6.4 years as of December 31, 2008. We estimate that the useful life of our aircraft is generally 25 years from the date of manufacture, except in the case of a converted freighter in which case remaining useful life is determined based on the date of conversion and can extend beyond 25 years.
The following table presents the aircraft in our portfolio as of December 31, 2008:

					Date of
Lessee Name		Aircraft Type		Airframe Type	Manufacture
1	Aeroflot-don	B737-500		Narrowbody	1992
2	Aeroflot-don	B737-500		Narrowbody	1992
3	Aeromexico	B737-700		Narrowbody	2005
4	Aeromexico	B737-700		Narrowbody	2005
5	Aigle Azur	A320-200		Narrowbody	1998
6	Air Berlin	B737-800		Narrowbody	1999
7	Air China	B737-800		Narrowbody	2006
8	Atlant-Soyuz	B737-800		Narrowbody	2000
9	CCM	A320-200		Narrowbody	1995
10	CCM	A320-200		Narrowbody	1995
11	Chang’An Airlines	B737-800		Narrowbody	2006
12	China Southern	B757-200		Narrowbody	1999
13	China Southern	B757-200		Narrowbody	1999
14	Clickair	A320-200		Narrowbody	2007
15	Clickair	A320-200		Narrowbody	2007
16	Donbassaero	A320-200		Narrowbody	1997
17	Donbassaero	A320-200		Narrowbody	1997
18	easyJet	A319-100		Narrowbody	2007
19	Ethiopian Airlines	B757-200		Narrowbody	1997
20	Ethiopian Airlines	B757-200		Narrowbody	1998
21	Hainan Airlines	A319-100		Narrowbody	2006
22	Icelandair	B757-200		Narrowbody	2000
23	Icelandair	B757-200		Narrowbody	2000
24	Icelandair	B757-200SF	(1)	Narrowbody	1990
25	Kingfisher Airlines	A320-200		Narrowbody	2005
26	Kingfisher Airlines	A320-200		Narrowbody	2006
27	KLM	B777-200ER		Widebody	2004
28	LTU	A330-200		Widebody	2001
29	Mexicana	A320-200		Narrowbody	1995
30	Norwegian Air	B737-800		Narrowbody	2001

					Date of
Lessee Name		Aircraft Type		Airframe Type	Manufacture
31	Omni Air International	B757-200		Narrowbody	1989
32	Sky Airlines	B737-800		Narrowbody	2007
33	SpiceJet Limited	B737-800		Narrowbody	2006
34	SpiceJet Limited	B737-800		Narrowbody	2006
35	SpiceJet Limited	B737-800		Narrowbody	2006
36	SpiceJet Limited	B737-900ER		Narrowbody	2007
37	SpiceJet Limited	B737-900ER		Narrowbody	2008
38	Sunwing Airlines	B737-800		Narrowbody	2006
39	Swiss International	A320-200		Narrowbody	1995
40	Swiss International	A320-200		Narrowbody	1995
41	Swiss International	A320-200		Narrowbody	1995
42	Thomson Airways Ltd	B757-200		Narrowbody	1999
43	Thomson Airways Ltd	B757-200		Narrowbody	1999
44	Tiger Airways	A320-200		Narrowbody	2006
45	Titan Airways	B737-300QC	(1)	Narrowbody	1991
46	Transavia Airlines	B737-700		Narrowbody	2001
47	Travel Service Airlines	B737-800		Narrowbody	1999
48	TUI	B767-300ER		Widebody	1997
49	United Air Lines	B747-400		Widebody	1993
50	US Airways	A319-100		Narrowbody	2000
51	US Airways	A319-100		Narrowbody	2000
52	US Airways	A319-100		Narrowbody	2000
53	US Airways	A319-100		Narrowbody	2000
54	Virgin America	A320-200		Narrowbody	2006
55	Virgin America	A320-200		Narrowbody	2006
56	Virgin America	A320-200		Narrowbody	2007
57	Virgin America	A319-100		Narrowbody	2008
58	Volaris Airlines	A319-100		Narrowbody	1999
59	Volaris Airlines	A319-100		Narrowbody	2000
60	Volaris Airlines	A319-100		Narrowbody	2007
61	Yakutia	B757-200		Narrowbody	1996
62	Off-lease	B757-200		Narrowbody	1998

(1)	Freighter.

The following table summarizes the composition of our portfolio by manufacturer and aircraft type as of December 31, 2008:

		Number of
Aircraft Manufacturer	Aircraft Type	Aircraft
Boeing	B737-300QC	1
	B737-500	2
	B737-700	3
	B737-800	11
	B737-900ER	2
	B747-400	1
	B757-200	11
	B757-200SF	1
	B767-300ER	1
	B777-200ER	1

	Total	34

Airbus	A319-100	10
	A320-200	17
	A330-200	1

	Total	28

Total		62

Approximately 71.8% of the aircraft in our portfolio based on net book values as of December 31, 2008 are members of the narrow-body Airbus 320 family and next generation Boeing 737 aircraft families, both of which enjoy higher worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are based on more routes around the world than any other airframe and thus have the largest installed base. As a result, we believe they are easier and more cost-efficient to lease and market than wide-body jets or other specialized types of aircraft.
The following table presents the composition of our portfolio based on airframe type:

Number of
Airframe Type	Aircraft
Narrow-body(1)	58
Wide-body	4

Total	62

(1)	Includes two freighters.
We have assumed the rights and obligations under a sale agreement entered into by our Predecessor, to sell one of the aircraft in our Initial Portfolio, a Boeing 757-200, upon expiration of the current lease in 2010.

Our Markets
Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. The following table presents the distribution of our operating lease revenue by geographic region:

			Period from May 3,
			2007 (Incorporation
	Year ended December 31,		Date) to December 31,
	2008		2007
	(Dollars in thousands)

Europe, Middle East and Africa:
Germany	$16,353	7%	$1,416	5%
The Netherlands	13,990	6%	728	3%
United Kingdom	17,388	8%	3,120	12%
Switzerland	13,296	6%	1,083	4%
Other	42,167	20%	3,078	12%

Europe, Middle East and Africa — Total	103,194	47%	9,425	36%

Asia Pacific:
India	26,604	12%	2,189	8%
China	17,491	8%	3,827	15%
Other	3,553	2%	939	4%

Asia Pacific — Total	47,648	22%	6,955	27%

North America:
United States	39,180	18%	3,457	13%
Other	5,007	2%	433	2%

North America — Total	44,187	20%	3,890	15%

South and Central America:
Mexico	19,802	9%	4,086	16%
Other	4,109	2%	1,686	6%

South and Central America — Total	23,911	11%	5,772	22%

Total Operating Lease Revenue	$218,940	100%	$26,042	100%

Our Leases
Lease Terms
All of our aircraft are subject to leases under which lessees are responsible for most operational and insurance costs, and 53 of the 61 leases in our portfolio are subject to fixed rental rates. Our portfolio is diversified across 36 different airlines in 19 countries, in both developed and emerging markets. Our leases are scheduled to expire between 2009 and 2018 and have a weighted average remaining lease term of 5.5 years as of December 31, 2008. One of our aircraft is currently unleased and is not generating revenue. Our Servicer is in the process of remarketing that aircraft for re-lease.

The following table presents the scheduled lease maturity of the aircraft in our portfolio as of December 31, 2008:

	Airframe Type
Year of Scheduled Lease Expiration	Narrow(1)	Wide	Total
2009	3	—	3
2010	6	—	6
2011	5	1	6
2012	9	—	9
2013	5	1	6
2014	5	—	5
2015	12	1	13
2016	6	1	7
2017	2	—	2
2018	4	—	4
Off-lease	1	—	1

Total	58	4	62

(1)	Includes two freighters in 2012.
Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees have termination or extension rights.
We receive substantially all of our revenue and pay substantially all of our expenses in U.S. dollars. In 2008, we entered into a lease agreement pursuant to which we received part of the lease payments in euros. We have engaged in a foreign currency hedging transaction related to this lease. Most lease rentals are payable monthly in advance, but some lease rentals are payable in arrears or quarterly. Of our leases, 53 have fixed rental rates and eight have floating rental rates based on six-month LIBOR. In addition, because most of our debt bears floating rates of interest, we manage interest-rate payment risk by entering into interest-rate swaps pursuant to which we make fixed-rate interest payments on the swap and receive floating-rate payments on our leases. All leases are on a “net” basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance premiums.
Most of our leases provide that the lessee’s payment obligations are absolute and unconditional under any and all circumstances. Lessees are generally required to make payment without deduction of any amounts that we may owe the lessee or any claims that the lessee may have against us. Most of our leases also require lessees to gross up lease payments where they are subject to withholdings and other taxes, although there are some exceptions to this requirement, including withholdings that arise out of transfers of the aircraft to or by us or due to our corporate structure. In addition, changes in law may result in the imposition of withholding and other taxes and charges that are not reimbursable by the lessee under the lease or that cannot be reimbursed under applicable law. Furthermore, lessees may fail to reimburse us even when obligated under the lease to do so. Our leases also require lessees to indemnify us for certain other tax liabilities relating to the leases and the aircraft, including, in most cases, value added tax and stamp duties.
The cost of an aircraft typically is not fully recovered over the term of the initial lease. We therefore assume the risk that we will not be able to recover our investment in the aircraft upon expiration or early termination of the lease and of the ultimate residual value. Operating leases allow airlines greater fleet and financial flexibility than outright ownership because of the relatively shorter-term nature of operating leases, the relatively small initial capital outlay necessary to obtain use of the aircraft and the significant reduction in aircraft residual value risk.
Security Deposits and Letters of Credit. 52 of our leases provide for cash security deposits and/or letters of credit which may be drawn down in the event that a lessee defaults under any of these leases. These security deposits and/or letters of credit may mitigate losses we may incur while attempting to re-lease the aircraft. Under certain circumstances, the lessee may be required to obtain guarantees or other financial support from an acceptable financial institution or other third parties.
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
Our portfolio includes leases pursuant to which we collect maintenance reserve payments that are determined based on passage of time or usage of the aircraft measured by hours flown or cycles operated. These payments may be paid in cash or letters of credit which can be drawn if maintenance obligations are not otherwise paid. Under these leases, we are obligated to make reimbursements to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee. Certain leases also require us to make maintenance contributions for costs associated with certain major maintenance events in excess of any maintenance reserve payments. Major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. We are not obligated to make maintenance contributions under leases at any time that a lessee default is continuing. We also have leases that provide for a lease-end adjustment payment based on the usage of the aircraft during the lease term and its condition upon return. Most such payments are likely to be made by the lessee to us, although payments may be required to be made by us to the lessee.
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
General. Each aircraft generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or “wet lease’’ arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. As of December 31, 2008, our lessees have informed us of the following subleases:

Lessee	Sublessee

Travel Service Airlines	Wind Rose Aviation Company
Icelandair	Air Niugini
Thomson Airways Ltd	Skyservice Airlines
Thomson Airways Ltd	Skyservice Airlines
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
Some foreign countries have currency and exchange laws regulating the international transfer of currencies. When necessary, we will require as a condition to any foreign transaction, that the lessee or purchaser in a foreign country obtain the necessary approvals of the appropriate government agency, finance ministry or central bank for the remittance of all funds contractually owed in U.S. dollars. We attempt to minimize our currency and exchange risks by negotiating most of our aircraft leases and all of our sales transactions in U.S. dollars. The terms of the Securitization permit B&B Air Funding to have up to 5% of its leases denominated in euros. In 2008, we entered into a lease agreement pursuant to which we received part of the lease payments in euros. We have engaged in a foreign currency hedging transaction related to this lease. As a result, all of our revenues were received in U.S. dollars, and we paid substantially all of our expenses in U.S. dollars.
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
Aircraft Repossessions. On a lease default, we may seek to terminate the lease and gain possession of the aircraft for remarketing. Although the majority of repossessions are accomplished through negotiation, if we cannot obtain the lessee’s cooperation we would have to take legal action in the appropriate jurisdiction. This legal process could delay the ultimate return of the aircraft. In addition, in connection with the repossession of an aircraft, we may be required to pay outstanding mechanic’s, airport, navigation and other liens on the repossessed aircraft. These charges could relate to other aircraft that we do not own but were operated by the lessee. In contested repossessions, we likely would incur substantial additional costs for maintenance, refurbishment and remarketing of the aircraft.
Lease Management and Remarketing
We outsource our lease management and aircraft remarketing activities to BBAM. Pursuant to our servicing agreements with BBAM, BBAM provides us with most services related to leasing our fleet, including marketing aircraft for lease and re-lease or sale, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees. All of our leases that have expired in 2008 have been re-leased or extended. In 2009, we have three leases scheduled to expire. We may have additional remarketings in 2009 if any leases are terminated prior to their scheduled expiry dates.
From time to time, we may decide to dispose of our leased aircraft at or before the expiration of their leases. In 2008, we sold two aircraft from our Initial Portfolio to an unrelated third-party.
Competition
The leasing and remarketing of commercial jet aircraft is highly competitive. See the risk factor “We operate in a highly competitive market for investment opportunities in aircraft and other aviation assets.”
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
In general, we are named as an additional insured and loss payee on the hull and hull war policy for the sum of the stipulated loss value or agreed value of the aircraft and our own contingent coverage in place is at least equal to the appraised value of the aircraft. In cases where the Servicer believes that the agreed value stated in the lease is not sufficient, the Servicer will purchase additional total loss only coverage for the deficiency and as additional insurance on the liability policies carried by our lessees.
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
As a result of the terrorist attacks on September 11, 2001, the insurance market unilaterally terminated third-party war risk liability coverage for a short period of time. When it became available again, the insurance market imposed a sub limit on each operator’s policy for third-party war risk liability, which is currently between $50 million and $150 million on the customary war-risk liability endorsement available in the London market. U.S., Canadian and certain other non-European Community-based airlines have government war-risk insurance programs available in which they currently participate.
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

Government Regulation
The air transportation industry is highly regulated. Because we do not operate aircraft, we generally are not directly subject to most of these laws. However, our lessees are subject to extensive regulation under the laws of the jurisdiction in which they are registered or under which they operate. These laws govern, among other things, the registration, operation, maintenance and condition of our aircraft. See the risk factor, “We cannot assure you that all lessees will comply with the registration requirements in the jurisdiction where they operate.’’
Most of our aircraft are registered in the jurisdictions in which the lessees of our aircraft are certified as air operators. As a result, our aircraft are subject to the airworthiness and other standards imposed by these jurisdictions. See the risk factor, “Government regulations could require substantial expenditures, reduce our profitability and limit our growth.’’
Properties
We have no physical facilities. Our executive offices are located on our Manager’s premises in Dublin, Ireland, and we reimburse our Manager for the cost of those facilities pursuant to the management agreement.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary note” and Item 3 “Risk factors.”
Overview
B&B Air is a global lessor of modern, fuel-efficient commercial jet aircraft. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. We currently have a portfolio of 62 aircraft.
On October 2, 2007, we completed our IPO and Private Placement and received gross proceeds totaling approximately $772.9 million. Of this amount, approximately $454.2 million was received in cash from the Offerings, and approximately $321.4 million was received in the form of interest-bearing notes receivable from certain private investors who participated in the private placement. The notes were fully repaid in January 2008.
On October 2, 2007, our subsidiary, B&B Air Funding also completed the issuance of $853.0 million in Notes at an offering price of 99.71282%, or $850.6 million, as part of the Securitization.
Using the net proceeds of the IPO, the Private Placement and the Securitization, less expenses related to the IPO, the Private Placement and the Securitization, we acquired our Initial Portfolio of 47 commercial jet aircraft. We also retained a cash balance of $120.8 million for the acquisition of additional aircraft.
Through our wholly-owned subsidiary, B&B Air Acquisition, we acquired and took delivery of seven aircraft in 2007 for a total purchase price of $227.6 million and ten aircraft in 2008 for a total purchase price of $465.9 million. These acquisitions were financed using borrowings under our Aircraft Acquisition Facility. The ten aircraft acquired in 2008 are on lease to eight lessees and are anticipated to generate annual lease revenues of $54.5 million in 2009. We sold two aircraft in 2008 for a gain of $11.4 million. For the year ended December 31, 2008, B&B Air had net income of $48.1 million, or earnings per share of $1.44. Operating and finance lease revenues totaled $221.4 million in 2008.
Net cash flows provided by operating activities in 2008 totaled $111.2 million. Net cash flow used in investing activities was $470.8 million and net cash provided by financing activities was $400.7 million in 2008.
In 2008, we paid $67.1 million in dividends and repurchased 1,114,539 shares for a total cost of $6.6 million.
To date, we have had two lessees that have ceased operations leading to early termination of the leases. Fuel price volatility, the difficulty of obtaining financing and the lack of economic growth are continuing to have a negative impact on the general financial condition of the airline industry worldwide and on certain lessees’ ability to make lease rental and other payments on a timely basis. These trends have resulted in, among other things, payment and other defaults under leases and lessee requests for the restructuring of required payments. We expect this trend to continue into 2009 which may result in additional requests for lease restructurings from troubled lessees, the potential for additional airline insolvencies and aircraft repossessions and in lower re-lease rates from those we accomplished during 2008. An increase in airline bankruptcies could result in the return of aircraft to us by lessees prior to the lease termination dates specified in the leases. Early termination of a lease or early return of an aircraft may also result in additional maintenance expense if the aircraft are returned without meeting required maintenance conditions.

Critical Accounting Policies and Estimates
B&B Air has prepared its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. The following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application.
Flight Equipment Held for Operating Leases, Net
Flight equipment held for operating lease previously owned by our Predecessor and comprising part of our Initial Portfolio is recorded at our Predecessor’s cost upon delivery to us, including costs required to transfer the aircraft. Other aircraft are recorded at its acquisition cost. Flight equipment held for operating lease is depreciated on a straight-line basis over its remaining useful life to estimated residual value. Useful life is based on 25 years from the date of manufacture. Estimated residual values are generally estimated to be approximately 15% of original manufacturer’s price of aircraft when new. We may make exceptions to this policy on a case by case basis when, in our judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations would include, but are not limited to:
•	flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions; and
•	flight equipment which is out of production and may have a shorter useful life due to obsolescence.
Estimated residual values and useful lives of flight equipment are reviewed and adjusted if appropriate at each reporting period.
Major improvements to be performed by us pursuant to the lease agreement are accounted for as lease incentives and are amortized against revenue over the term of the lease, assuming no lease renewals. Lessee specific modifications to the aircraft are capitalized and also amortized against revenue over the term of the lease. Generally, lessees are required to provide for repairs, scheduled maintenance and overhauls during the lease term and to be compliant with return conditions of flight equipment at lease termination. Costs paid by us for scheduled maintenance and overhauls in excess of amounts paid by lessees are capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.
At the time of an aircraft acquisition, we evaluate whether the lease acquired with the aircraft is at fair market value. A lease premium is recognized when it is determined that the acquired lease’s terms are above market value; lease discounts are recognized when it is determined that the acquired lease’s terms are below fair market value. Lease discounts are capitalized into other liabilities and amortized as additional rental revenue on straight-line basis over the lease term. Lease premiums are capitalized into other assets and deducted from rental revenue on a straight-line basis over the lease term.
We apply Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), which addresses financial accounting and reporting for impaired flight equipment and flight equipment that we commit to and commence a plan of sale that is reasonably expected to be completed within one year. In accordance with SFAS No. 144, we evaluate flight equipment for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. The review for recoverability has a level of subjectivity and requires the use of our judgment in the assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, we assess whether the fair values of the flight equipment exceed the carrying value and an impairment loss is required. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. The estimation of these future cash flows is subjective and requires the use of estimates. Future cash flows are assumed to occur under the current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including the existing lease, current contracted rates for similar aircraft, appraisal data and industry trends. Residual value assumptions generally reflect an aircraft’s booked residual, except where more recent industry information indicates a different value is appropriate. The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs.
Derivative Financial Instruments
We use derivative financial instruments to manage exposure to foreign currency and interest rate risks. Derivatives are accounted for in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), as amended. All derivatives are recognized on the balance sheet at their fair value. SFAS No. 144 provides special hedge accounting provisions, which permit the change in the fair value of the item being hedged to be recognized into earnings in the same period and in the same income statement line as the change in the fair value of the derivative instrument. On the date that we enter into a derivative contract, we formally document all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction. Derivate instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability. Changes in the fair value of an effective cash flow hedge are recorded in accumulated other comprehensive income (loss), net of tax until earnings are affected by the variability of cash flows of the hedged transaction.
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
Our aircraft are typically subject to triple-net leases under which the lessee is responsible for maintenance, insurance and taxes. Amounts collected from lessees for future maintenance of the aircraft are recorded as maintenance payment liabilities. These payments may be paid in cash or letters of credit which can be drawn if maintenance obligations are not otherwise paid. Maintenance payment liabilities are attributable to specific aircraft. Upon occurrence of qualified maintenance events, funds are disbursed and the liability is relieved. In some leases the lessor may be obligated to contribute to maintenance related expenses on an aircraft during the term of the lease. In other instances, the lessee or lessor may be obligated to make a payment to the counterparty at the end of lease based on a computation stipulated in the lease agreement. The calculation is based on the utilization and condition of the airframe, engines and other major life-limited components as determined at lease termination. We may also incur maintenance expenses on off-lease aircraft. Scheduled major maintenance or overhaul activities and costs for certain high-value components that are paid by us will be capitalized and depreciated over the estimated useful life of such maintenance or component. Amounts paid by us for maintenance, repairs and re-leasing of aircraft that do not extend the useful life of flight equipment are expensed as incurred.
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
Rentals received but unearned under the lease agreements are recorded in “Rentals received in advance” on the Consolidated Balance Sheet until earned. In certain cases, leases may provide for additional rentals based on usage which is recorded as revenue as it is earned under the terms of the lease. The usage is calculated based on passage of time or on hourly usage or cycles operated, depending on the lease agreement. Usage is typically reported monthly by the lessee and is non-refundable. Other leases provide for a lease-end adjustment payment by us or the lessee based on usage of the aircraft and its condition upon return. Lease-end adjustment payments received are included in rental revenue of flight equipment. Lease-end adjustment payments made are capitalized in “Flight equipment under operating leases, net” when they relate to planned major maintenance activities or expensed when they relate to minor maintenance activities.
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
There were no allowances for doubtful accounts required at December 31, 2008 or 2007.
New Accounting Pronouncements
Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), as amended, was adopted on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies in conjunction with other accounting pronouncements that require or permit fair value measurements. Adoption of SFAS No. 157 did not have a material impact on the B&B Air’s financial position or results of operations or cash flows.
In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP FAS 157-1”). FSP FAS 157-1 amends SFAS No. 157 to exclude from its scope transactions accounted for in accordance with SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements. Accordingly, the Company will not change the way it evaluates accounting for leases under SFAS No. 13.
In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”). FSP FAS 157-2 delays the effective date of the Company’s application of SFAS No. 157 to 2009 for all non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. Non-recurring non-financial assets and liabilities include long-lived assets, such as our flight equipment, that are measured at fair value for purposes of impairment testing. The Company is assessing what impact, if any, the adoption of the provisions of FSP FAS 157-2 will have on non-recurring non-financial assets and liabilities on its consolidated financial statements.
In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP FAS 157-3”), which became effective upon issuance, including periods for which financial statements have not been issued. FSP FAS 157-3 clarifies the application of SFAS No. 157 and provides guidance in determining a financial asset’s fair market value in instances where an active market does not exist.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115 (“SFAS No. 159”) which gives entities the option to measure many financial instruments and certain other eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. B&B Air adopted SFAS No. 159 on January 1, 2008 and elected not to measure any additional financial instruments at fair value for its financial assets and liabilities existing at January 1, 2008. The adoption of SFAS No. 159 had no impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS No. 141R”) which requires an acquiring entity to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the business acquired at their fair market values as of the acquisition date. SFAS No. 141R also requires the acquirer to measure goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the business acquired at the acquisition date over the fair values of the identifiable net assets acquired. The acquirer should also recognize and record into expense acquisition related transaction costs. SFAS No. 141R applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2009. B&B Air is assessing what impact, if any, SFAS No. 141R may have on how B&B Air accounts for certain transactions.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS No. 161”) which changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 requires entities to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal and interim periods beginning after November 15, 2008. B&B Air adopted early the provisions of SFAS No. 161.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP (the GAAP hierarchy). SFAS No. 162 provides sources for generally accepted accounting principles that an entity can utilize in determining an accounting treatment for a transaction or event, and categorizes these sources in descending order of authority.
Operating Results
Management’s discussion and analysis of operating results presented below pertain to the consolidated statement of operations of B&B Air for the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007.
Consolidated Statement of Operations of B&B Air for the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007 (“Stub Period 2007”)

		For the period
		from May 3,
		2007
		(incorporation
	Year ended	date) to
	December 31,	December 31,	Increase/
	2008	2007	(decrease)
	(Dollars in thousands)
Revenues
Operating lease revenue	$218,940	$26,042	$192,898
Finance lease income	2,446	2,365	81
Gain on sale of aircraft	11,437	—	11,437
Interest and other income	3,315	4,927	(1,612)

Total revenues	236,138	33,334	202,804

Expenses
Depreciation	74,161	8,573	65,588
Interest expense	81,689	14,628	67,061
Selling, general and administrative	20,989	4,866	16,123
Maintenance and other costs	4,307	165	4,142
Hedging costs related to interest rate swap option	—	1,725	(1,725)

Total expenses	181,146	29,957	151,189

Net income from continuing operations before provision for income taxes	54,992	3,377	51,615
Provision for income taxes	6,867	1,032	5,835

Net income	$48,125	$2,345	$45,780

As of December 31, 2008 and 2007, we had 62 and 52 aircraft in our portfolio, respectively. In addition, as of December 31, 2008, 61 of our aircraft were on lease to 36 lessees, with one aircraft off-lease, compared to December 31, 2007, when all 52 of our aircraft were on lease to 29 lessees. We sold two aircraft in 2008.
Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For 2008, operating lease revenue totaled $218.9 million, an increase of $192.9 compared to Stub Period 2007. The increase was due to: (i) a full year of operating lease revenues being recognized in 2008 on aircraft purchased in 2007 resulting in an incremental increase of $136.2 million, which includes

$3.2 million of redelivery adjustments earned; and is net of revenue lost from the sale of two aircraft; (ii) operating lease revenue recognized from aircraft purchased in 2008 totaling $44.4 million; (iii) aircraft which were re-marketed in 2008 generating $5.1 million of operating lease revenue, including $4.5 million of maintenance payment liability relieved at lease termination; and (iv) aircraft previously on finance leases which were re-marketed in 2008 generating $7.2 million of operating lease revenue, including $4.0 million of maintenance payment liability relieved at lease termination.
Net lease discount amortized into lease revenue during 2008 and Stub Period 2007 totaled $2.5 million and $0.2 million, respectively. In addition, lease incentives amortized as a reduction in operating lease revenue totalled $2.3 million in 2008.
Finance lease income was $2.4 million for each of 2008 and Stub Period 2007. B&B Air’s net investment in direct finance lease was attributable to four aircraft repossessed in 2008. As of December 31, 2008, we have no finance leases.
In 2008, we sold two aircraft to a third-party and recognized a total gain on sale of $11.4 million.
In 2008 and Stub Period 2007, we recorded interest earned on our cash balances of $3.3 million and $4.9 million, respectively, a decrease of $1.6 million. We had higher cash balances during the Stub Period 2007 as compared to 2008. The higher cash balances for Stub Period 2007 was the result of proceeds received from our Offerings and Securitization on October 2, 2007.
We depreciate our flight equipment under operating leases on a straight-line basis over its remaining estimated useful life to estimated salvage value. Depreciation expense during 2008 was $74.2 million, compared to $8.6 million for the Stub Period 2007. The increase of $65.6 million was due to: (i) full year depreciation recognized in 2008 on aircraft purchased in 2007 resulting in an incremental increase of $46.6 million, (ii) depreciation expense on aircraft purchased in 2008 totalling $16.6 million, and (iii) depreciation expense recorded on aircraft transferred from direct finance leases to operating lease amounting to $2.4 million.
Compared to Stub Period 2007, interest expense increased by $67.1 million in 2008 to $81.7 million. The increase was primarily due to: (i) a full year of interest incurred on the Notes and borrowings under our Aircraft Acquisition Facility resulting in an incremental increase of $40.2 million and $7.0 million, respectively, (ii) additional borrowings under our Aircraft Acquisition Facility to fund aircraft purchases in 2008 resulting in additional interest of $27.3 million, and (iii) loan issuance costs expensed in connection with the partial repayment of our Notes amounting to $0.6 million. These increases were partially offset by decreases in interest rates during 2008 resulting in an incremental decrease in interest of $8.0 million.
Selling, general and administrative expenses totaled $21.0 million and $4.9 million for 2008 and Stub Period 2007, respectively, an increase of $16.1 million. The increase in selling, general and administrative expenses was primarily due to a full year of operations in 2008 and additional aircraft purchased during 2007 and 2008. In addition there was approximately $0.8 million of repossession expenses recorded in 2008.
Maintenance and other leasing costs totaled $4.3 million and $0.2 million for 2008 and Stub Period 2007, respectively. The increase of $4.1 million was primarily due to: (i) full year operations in 2008 and (ii) re-leasing, repossession, technical consulting and other aircraft related costs incurred to remarket the aircraft repossessed in 2008 which totalled $2.9 million.
Our provision for income tax consists primarily of Irish income tax incurred amounting to $6.9 million and $1.0 million during 2008 and Stub Period 2007, respectively. We are tax-resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25% on non-trading income. Certain interest income is not considered trading income and is taxed at the 25% rate. The 2008 provision includes benefits of foreign taxes paid in 2007.

Our consolidated net income for 2008 increased $45.8 million from $2.3 million for the Stub Period 2007 to $48.1 million in 2008.
Liquidity and Capital Resources
   Cash Flows of B&B Air for the year ended December 31, 2008 (“2008”) and for the period from May 3, 2007 (incorporation date) to December 31, 2007 (“Stub Period 2007”)
Our sole source of operating cash flows is from distributions made to us by our subsidiaries, B&B Air Funding and B&B Air Acquisition. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing their debt financing.
We generated cash flows from operations of $111.2 million and $22.2 million for 2008 and Stub Period 2007, respectively. The increase of $89.0 million was primarily the result of increased cash flows from leasing activities arising from a full-year impact of aircraft purchased in 2007 and new aircraft additions in 2008. Included in cash flows from operating activities is the proceeds we received from a swap contract terminated in 2008 amounting to $2.1 million. Compared to 2007, there was a net decrease of $17.6 million in our net operating assets and liabilities in 2008.
Cash flows from investing activities relate primarily to the acquisition of aircraft and proceeds from finance leases. Cash used in investing activities totaled $470.8 million and $1,366.4 million for 2008 and Stub Period 2007, respectively. During 2007, we acquired 45 aircraft comprising our Initial Portfolio and seven additional aircraft during the Stub Period 2007 resulting in cash used in investing activities of $1,368.4 million. During 2008, our cash used for aircraft acquisitions of the last two aircraft comprising our Initial Portfolio and ten additional aircraft totaled $505.6 million. In addition, during 2008 we recognized a lessor contribution to maintenance amounting to $10.0 million. This was partially offset by cash flow proceeds from the sale of two aircraft totaling $42.1 million. Cash flow proceeds from direct finance leases was approximately $2.7 in each of 2008 and Stub Period 2007.
The cash flows provided by financing activities in 2008 amounted to $400.7 million. The Stub Period 2007 financing cash flows reflect the capitalization of the Company and include proceeds received in connection with the Securitization and Offerings totalling $1,318.3 million. In addition, increases (decreases) in other items comprising our cash flows from financing activities were movements in: (i) our restricted cash balance amounting to $111.6 million, (ii) proceeds from and disbursements of security deposits and maintenance payment liabilities amounting to $4.0 million, (iii) an increase of $342.0 million in borrowings under the Aircraft Acquisition Facility, (iv) partial repayment of our Notes in 2008 amounting to ($24.9) million, (v) cost of shares repurchased totalling ($6.6) million, and (vi) total dividends paid in 2008 of ($67.1) million.
Our Future Sources and Uses of Liquidity
We operate in a capital-intensive industry. The principal factors affecting our expected cash flows include lease revenues from our aircraft, net proceeds from aircraft dispositions, cash interest payments made on the Notes and the Aircraft Acquisition Facility, operating expenses, aircraft sales, cash tax payments, dividend payments and capital expenditures on our aircraft.
Our short-term liquidity needs include working capital for operations associated with our aircraft, interest payments and cash to pay dividends to our shareholders. We expect that cash on hand and cash flow provided by operations will satisfy our short-term liquidity needs through the next 12 months and provide additional funds that may be invested to create value for our shareholders.
The current economic downturn and the expected slowdown in air travel have contributed to a decrease in the demand for aircraft, resulting in a decrease in aircraft lease rates and values. We expect this trend to continue into 2009 which may result in additional requests for lease restructurings from troubled lessees and in lower re-lease rates from those we accomplished during 2008. This could result in a reduction in our revenues in 2009. We have three scheduled lease terminations in 2009 that have not yet been re-leased. Our cash flows will also be affected by any future aircraft sales. In 2008, we sold two aircraft from our Initial Portfolio and received net cash proceeds of $42.1 million, after a transfer of aggregate security deposits of $0.9 million to the purchasers. In accordance with the terms of the Notes, $24.9 million of the sales proceeds were used to repay, at par value, the debt allocated to the aircraft.
In addition, in connection with the early termination of four leases, we reached a settlement with the guarantor of theses leases in January 2009. Under the terms of the settlement agreement, we received a payment of approximately $6.3 million in February 2009, with an additional $5.9 million to be paid monthly over three years with interest at 8% per annum.
We expect to fund our future capital needs from excess cash flow, borrowings under our Aircraft Acquisition Facility and/or new debt and equity financings.
As of December 31, 2008, approximately $597.5 million had been drawn under the $1.2 billion Aircraft Acquisition Facility to fund aircraft acquisitions.
The Aircraft Acquisition Facility is not expected to meet our longer-term capital needs for funding additional aircraft acquisitions. The availability of borrowing capacity under this facility is expected to end on November 6, 2009. Borrowings under the Aircraft Acquisition Facility are limited such that the outstanding amounts may not exceed the sum of: (i) 85% of the appraised value of the underlying aircraft, (ii) 50% of the maintenance reserve balances with respect to such aircraft, and (iii) 100% of the cash collateral (other than maintenance reserves and security deposits) pledged to secure the loans. In addition, the agent for the facility has the right to approve funding requests in its sole discretion.
The availability period under the Aircraft Acquisition Facility may also be terminated prior to the scheduled termination dates in the case of certain events, including the occurrence of a servicer replacement event under the servicing agreement associated with the Aircraft Acquisition Facility. A servicer replacement event includes the following, some of which also constitute events of default under the Aircraft Acquisition Facility:
•	Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air;
•	Babcock & Brown ceases to hold at least 51% of the capital stock of BBAM;
•	BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent;
•	Any Babcock & Brown Limited annual or quarterly financial statement required to be delivered as described above contains a going-concern or similar qualification;
•	The insolvency of BBAM or any significant subsidiary of BBAM; and
•	A BBAM default on recourse debt over $25 million.
The occurrence of any of these events would immediately end the availability period for the Aircraft Acquisition Facility and accelerate the date on which we are required to apply all of the available cash flow from the aircraft owned by B&B Air Acquisition to repay amounts due under the Aircraft Acquisition Facility. Even prior to the end of the availability period, the agent for our Aircraft Acquisition Facility has the right to approve funding requests in its sole discretion. If the agent refuses to provide financing for a proposed acquisition, we may be unable to secure alternative financing to complete the transaction. We do not currently have any purchase commitments awaiting funding approval.

Our objective is to refinance some or all of the amounts outstanding under the Aircraft Acquisition Facility prior to the date on which we are required to apply all available cash flow from the aircraft portfolio to repay principal thereon. This date is the earlier of the end of the scheduled availability period, November 6, 2009, or the date six months after $1,080.0 million has been drawn. In addition, we intend to refinance the amounts outstanding under our Notes prior to August 2012. It may be difficult to refinance in the current market environment. Should current market conditions continue into the future, it may not be possible to refinance the Notes or amounts outstanding under the Aircraft Acquisition Facility on our schedule or at terms we find acceptable. In the event that the Notes or amounts outstanding on the Aircraft Acquisition Facility are not repaid or refinanced, on or prior to such dates, any excess cash flow provided by the underlying leases that secure the amounts outstanding will be used to repay the principal amount of the Notes and Aircraft Acquisition Facility and will not be available to us to pay dividends to our shareholders or for any other of our liquidity needs.
Additional sources of financing will be required to fund our growth. Our access to debt and equity financing to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. The current dislocation in credit markets may make it difficult for us to grow our aircraft portfolio.
Dividends and Share Repurchases. We paid a quarterly dividend of $0.50 per share for the fourth quarter of 2007 and the first three quarters of 2008. The cash requirement for each of these dividends was approximately $16.7 million. We paid a quarterly dividend of $0.20 per share for the fourth quarter of 2008 in February 2009, or approximately $6.5 million. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deems relevant.
In June 2008, our Board of Directors approved a share repurchase program. The program authorizes the repurchase of up to $30.0 million of our shares through June 21, 2009. We expect the purchases to be made from time to time in the open market or in privately negotiated transactions, and will be funded from available cash. As of December 31, 2008, we had repurchased 1,114,539 shares at an average cost of $5.92 per share, for a total of $6.6 million. In addition to share repurchases, we may repurchase Notes.
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
Maintenance reserve payments we collect from our lessees are based on passage of time or usage of the aircraft measured by hours flown or cycles operated. Under these leases, we are obligated to make reimbursements to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee.
Certain leases also require us to make maintenance contributions for costs associated with certain major overhauls or certain other modifications in excess of any maintenance payments received. Major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. Other leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease and its condition upon return, with such payments likely to be made by the lessee to us. In some instances, payments may be required to be made by us to the lessee. We are not obligated to make maintenance reimbursements or contributions under leases at any time that a lessee default is continuing.

We expect that the aggregate maintenance reserve and lease-end adjustment payments we will receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. In 2008, we received $39.1 million of maintenance payments from lessees, made maintenance payment disbursements of $7.7 million and also made maintenance contributions of $10.0 million.
Financing
Aircraft Acquisition Facility
Our subsidiary, B&B Air Acquisition, has a senior secured revolving credit facility with an affiliate of Credit Suisse Securities (USA) LLC, the agent, and several other lenders. The Aircraft Acquisition Facility provides for loans in an aggregate amount of up to $1.2 billion, $96.0 million of which constitutes an equity tranche that we have provided to B&B Air Acquisition. Borrowings under the Aircraft Acquisition Facility are used to finance the acquisition of additional aircraft. All borrowings under the Aircraft Acquisition Facility are subject to the satisfaction of terms and conditions, including the absence of a default and the accuracy of representations and warranties. In addition, the agent for the facility has the right to approve funding requests in its sole discretion.
Availability. The Aircraft Acquisition Facility has an availability period which is expected to end on November 6, 2009. The $96.0 million tranche of equity must be drawn first, a $184.0 million Tranche B of loans must be drawn next and a $920.0 million Tranche A of loans becomes available thereafter. The availability of loans under Tranche A and Tranche B is limited such that the outstanding amounts under such tranches combined cannot exceed the borrowing base equal to the sum of (i) 85% of the appraised value of the aircraft financed under the Aircraft Acquisition Facility, (ii) 50% of maintenance reserves received with respect to such aircraft, and (iii) 100% of the cash collateral (other than maintenance reserves and security deposits) pledged to secure the loans. If the borrowing base falls below this level, in order to avoid an event of default, we would be required to contribute additional collateral to increase the borrowing base or cash in an amount equal to the deficiency to reduce the outstanding principal balance. As of December 31, 2008, the $184.0 million and $96.0 million of Tranche B and equity tranche, respectively, were fully drawn and $413.5 million under Tranche A had been drawn.
The availability period under the Aircraft Acquisition Facility may also be terminated prior to the scheduled termination dates in the case of certain events, including the occurrence of a servicer replacement event under the servicing agreement associated with the Aircraft Acquisition Facility. A servicer replacement event includes the following, some of which are also potential events of default (as described below under “Defaults and Remedies”):
•	Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air;
•	Babcock & Brown ceases to hold at least 51% of the capital stock of BBAM;
•	BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent;
•	Any Babcock & Brown Limited annual or quarterly financial statement required to be delivered as described above contains a going-concern or similar qualification;
•	The insolvency of BBAM or any significant subsidiary of BBAM; and
•	A BBAM default on recourse debt over $25 million.
The occurrence of any of these events would immediately end the availability period for the Aircraft Acquisition Facility and accelerate the date on which we are required to apply all of the available cash flow from the aircraft owned by B&B Air Acquisition to repay amounts due under the Aircraft Acquisition

Facility. If an early termination of the availability period occurs, we would need the consent of 2/3 of the Tranche A and Tranche B lenders combined in order to reopen the availability period.
Commitment Fees. B&B Air Acquisition pays a commitment fee of 0.30% per annum on a monthly basis to the Tranche A lenders on the undrawn amount of their Tranche A commitment.
Principal Payments. Commencing on the earlier of the date six months after $1,080.0 million of the Aircraft Acquisition Facility is utilized or November 6, 2009 (or earlier if the availability period is terminated), all available cash flow from the aircraft held by B&B Air Acquisition will be required to be applied to repay principal on the loans. Subject to an extension by the lenders as provided in the agreement, all amounts outstanding on the third anniversary of the termination of the availability period, must be repaid in four quarterly installments.
B&B Air Acquisition may make voluntary prepayments under the Aircraft Acquisition Facility. In addition, B&B Air Acquisition is required to make partial prepayments with the proceeds of sales of aircraft financed under the Aircraft Acquisition Facility and a portion of insurance and other proceeds received with respect to any event of total loss of aircraft financed under the Aircraft Acquisition Facility.
Interest. Borrowings and equity drawings under the Aircraft Acquisition Facility will bear interest or earn a return at a rate based on the one-month LIBOR plus an applicable margin. Initially, the applicable margin for Tranche A is 1.25% per annum, for Tranche B is 4.00% per annum and for the tranche of equity, a distribution may be made equal to the percentage determined monthly such that the margin for the entire drawn amount of loans and equity under the facility will be 2.5% per annum. The applicable margin on Tranche A will increase by 0.25% at the end of the availability period. After the first quarterly installment of principal is due approximately four to five years after the date of signing the credit agreement, the applicable margin for Tranche A and Tranche B increases by 0.25% per quarter initially, up to a maximum margin of 3.75% for Tranche A and 8.00% for Tranche B.
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
Default and Remedies. Events of default under the Aircraft Acquisition Facility include, among other things:
•	interest or principal is not paid when due,

•	failure to make certain other payments and such payments are not made within 20 business days of receiving written notice,

•	failure to maintain required insurance levels,

•	failure to comply with certain other covenants and such noncompliance continuing for 20 business days after receipt of written notice,

•	B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings,

•	certain early terminations of B&B Air Acquisition’s swap agreements,

•	failure to meet interest coverage ratios,

•	Babcock & Brown ceasing to hold at least 5% of the issued and outstanding shares of B&B Air; and

•	Babcock & Brown ceasing to hold at least 51% of the capital stock of BBAM.

As of December 31, 2008, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility. However, Babcock & Brown has announced a restructuring of its corporate debt facilities which requires it to sell all of its assets over the next two to three years. Although no definitive transaction has been announced, we expect Babcock & Brown to sell all of its aviation related assets, including BBAM and the common shares of B&B Air owned by them, either of which could result in an event of default under the Aircraft Acquisition Facility. (See Item 3. Risk Factors — “Financial conditions at Babcock & Brown could adversely affect our business.”)
If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of 2/3 of the Tranche A and Tranche B lenders combined may demand immediate repayment of all outstanding borrowings under the Aircraft Acquisition Facility. After the occurrence of certain bankruptcy and insolvency related events of default or any acceleration of the amounts due under the facility after the occurrence of an event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to us. Each of these events is beyond our control and could have a material adverse effect on our business. The consent of 2/3 of the Tranche A and Tranche B lenders combined is required to amend the Aircraft Acquisition Facility.
Certain Covenants. B&B Air Acquisition is also subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by it. The Aircraft Acquisition Facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft acquired by B&B Air Acquisition, including covenants relating to the disposition of aircraft, lease concentration limits restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described below.
•	Aircraft Dispositions. The ability of B&B Air Acquisition to sell aircraft is limited by the terms of the Aircraft Acquisition Facility. Any sale after the end of the availability period requires prior written consent of the agent. Any sale prior to that date requires that no event of default will occur as a result of the sale and that B&B Air Acquisition must receive a minimum cash sales price equal to at least the debt allocable to that aircraft plus certain expenses.

•	Concentration Limits. B&B Air Acquisition may only enter into a future lease if, after entering into such future lease, B&B Air Acquisition is in compliance with certain criteria in respect of limits based on, among other things, the proportion of our portfolio leased to any single lessee, the regional concentration of our lessees and aircraft type and age concentration limits. These limits may place limits on B&B Air Acquisition’s ability (absent lender consent) to re-lease their aircraft to certain customers at certain times, even if to do so would provide the best risk-adjusted cash flow and would be within our risk policies then in effect.

•	Interest Coverage Ratio. B&B Air Acquisition is required to maintain a monthly interest coverage ratio of at least 1.1 to 1, and a rolling three-month interest coverage ratio of at least 1.25 to 1.

•	Leases. When re-leasing any aircraft, B&B Air Acquisition must receive agent consent. Follow-on leases must also be in accordance with certain provisions set forth in the Aircraft Acquisition Facility. The requirements include, but are not limited to, maintenance, insurance and minimum lease rental rates and conditions.

•	Additional Aircraft. B&B Air Acquisition is not permitted to acquire any aircraft unless certain conditions are satisfied, including that the acquisition does not result in an event of default under the transaction documents and does not result in a default under the applicable concentration limits. In addition, the agent for the facility has the right to approve funding requests in its sole discretion.

•	Modification of Aircraft and Capital Expenditures. B&B Air Acquisition is generally not permitted to make capital expenditures in respect of any optional improvement or modification of an aircraft if the aggregate cost of such modifications and improvements exceeds 7.5% of the aircraft value determined as of the date the aircraft was acquired, without the prior written consent of the agent.

•	Other Covenants. The Aircraft Acquisition Facility contains other customary covenants, including covenants that restrict the investment and business activities of B&B Air Acquisition, maintain the special purpose and bankruptcy remoteness characteristics of B&B Air Acquisition, limit the amount and type of debt, guarantees or other indebtedness that can be assumed by B&B Air Acquisition entities, restrict B&B Air Acquisition’s ability to grant liens or other encumbrances, require the maintenance of certain airline hull, liability, war risk and repossession insurance and limit the ability of the members of B&B Air Acquisition to merge, amalgamate, consolidate or transfer assets.
Securitization
Our subsidiary, B&B Air Funding, the owner of our Initial Portfolio has an aircraft lease securitization that generated net proceeds of approximately $825.1 million after deducting initial purchasers’ discounts and fees.
Interest Rate. The Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.67%. Interest expense for the Securitization also includes amounts payable to the policy provider and the Note Liquidity Facility provider thereunder. Interest and any principal payments due are payable monthly.
Payment Terms. Up to and until July 2010, there are no scheduled principal payments on the Notes. For each month between July 2010 and August 2012, there are scheduled principal payments in fixed amounts of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, cash flow will not be available to us for the payment of dividends since principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees of the service providers, the Note Liquidity Facility provider and the policy provider, interest on the Notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture. The final maturity date of the Notes is November 14, 2033.
Available Cash. B&B Air Funding is required to maintain as of each monthly payment date, cash in an amount sufficient to cover its operating expenses for a period of one month or, in the case of maintenance expenditures, six months, following such payment date. All cash flows attributable to the underlying aircraft after the payment of amounts due and owing in respect of, among other things, maintenance and repair expenditures with respect to the aircraft, insurance costs and taxes and all repossession and re-leasing costs, certain amounts due to any credit support providers, swap providers, the policy provider, trustees, directors and various service providers will be distributed in accordance with the priority of payments set forth in the indenture. B&B Air Funding, however, will be required to use the amount of excess Securitization cash flows to repay principal under the Notes instead of making distributions to us upon the occurrence of certain events, including failure to maintain a specified debt service coverage ratio during specified periods, certain events of bankruptcy or liquidation and any acceleration of the Notes after the occurrence of other events of default.
Otherwise, we intend to use the excess Securitization cash flow to pay dividends to us, to convert passenger aircraft to freighter aircraft, and to purchase additional aircraft and other aviation assets.
We expect to refinance the Notes on or prior to August 2012. In the event that the Notes are not refinanced on or prior to that month, any excess Securitization cash flow will be used to repay the principal amount of the Notes and will not be available to us to pay dividends to our shareholders or for any other of our liquidity needs.

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
Collateral. The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland and in any additional aircraft of B&B Air Funding that may be so registered prior to October 2, 2009. B&B Air Funding may not encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. B&B Air Funding may not incur any indebtedness, except as permitted under the indenture, other than the Notes, any permitted credit and liquidity enhancement facilities and the obligations related to the policy.
Default and Remedies. Events of default under the transaction documents include, among other things: interest on the Notes is not paid on any payment date (after a grace period of five business days) or principal due on the final maturity date is not paid, certain other covenants are not complied with and such noncompliance materially adversely affects the noteholders, B&B Air Funding or any of its significant subsidiaries becomes the subject of insolvency proceedings or a judgment for the payment of money exceeding five percent of the depreciated base value of the Initial Portfolio is entered and remains unstayed for a period of time. Following any such default and acceleration of the Notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the Notes after the occurrence of any event of default, all cash generated by B&B Air Funding will be used to prepay the Notes and will not be available to us to make distributions to our shareholders or for any other of our liquidity needs.
Certain Covenants. B&B Air Funding is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial Portfolio including covenants relating to the disposition of aircraft, lease concentration limits restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described below.

•	Aircraft Dispositions. The ability of B&B Air Funding to sell aircraft is limited under the Securitization documentation. B&B Air Funding may sell up to ten aircraft without the consent of the policy provider and additional aircraft with the consent of the policy provider provided that such sales do not violate the concentration limits discussed below and the price is above 107% of the obligations of the notes allocable to such aircraft. B&B Air Funding may also sell aircraft provided that (1) sales in any one year do not exceed 10% of the initial average base value of all our aircraft as adjusted for depreciation as provided in the indenture, (2) such sales do not violate the concentration limits, (3) Moody’s confirms its rating on the notes and (4) the policy provider consents.

•	Concentration Limits. B&B Air Funding may only enter into a future lease (other than a renewal, extension or restructuring of any lease) if, after entering into such future lease, B&B Air Funding is in compliance with certain criteria in respect of limits based on, among other things, the proportion of our portfolio leased to any single lessee, the regional concentration of our lessees and the sovereign ratings of the countries in which our lessees are located. B&B Air Funding will be permitted to vary from these limits if B&B Air Funding receives a confirmation from Moody’s that it will not lower, qualify or withdraw its ratings on the notes as a result of such lease and the policy provider consents to such lease. These limits may place limits on B&B Air Funding’s ability (absent a third-party consent) to re-lease the aircraft in our Initial Portfolio to certain customers at certain times, even if to do so would provide the best risk-adjusted cash flow and would be within our risk policies then in effect.

•	Debt Service Coverage Ratio. From (and including) the monthly period beginning in July 2010 and continuing through July 2012, B&B Air Funding is required to maintain a debt service coverage ratio of 1.80 to 1. In the event that such debt service coverage ratio is not maintained for two consecutive months, all amounts on deposit in the collections account will be applied towards the outstanding principal balance of the notes after the payment of expenses, senior hedge payments and amounts due and owing to the policy provider and the liquidity facility provider.

•	Leases. When re-leasing any aircraft, B&B Air Funding must do so in accordance with certain core lease provisions set forth in the Indenture. The core lease provisions include, but are not limited to, maintenance, return conditions in respect of the aircraft, lease termination events and prohibitions on the assignments of the leases. These core lease provisions may not be amended without the consent of the policy provider.

•	Additional Aircraft. B&B Air Funding is not permitted to acquire any aircraft other than the aircraft in the Initial Portfolio unless certain conditions are satisfied, including that the acquisition does not result in an event of default under the transaction documents and does not result in a default under the applicable concentration limits. We have the right to contribute additional aircraft from time to time to B&B Air Funding. In the event that additional notes are issued to finance the acquisition of additional aircraft, B&B Air Funding must obtain the prior written consent of the policy provider and liquidity facility provider and a confirmation from the rating agencies rating the notes that they will not lower, qualify or withdraw their ratings on the notes as a result of the acquisition. Additional aircraft may include, among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. Any additional notes issued will rank pari passu in right of payment of principal and interest with B&B Air Funding’s outstanding notes. The acquisition of additional aircraft will also require the approval of the directors of B&B Air Funding.

•	Modification of Aircraft and Capital Expenditures. B&B Air Funding is generally not permitted to make capital expenditures in respect of any optional improvement or modification of an aircraft in the Initial Portfolio, including aircraft conversions from passenger to cargo aircraft, or for the purpose of purchasing or otherwise acquiring any engines or parts outside of the ordinary course of business. However, B&B Air Funding may make capital expenditures in the ordinary course of business in connection with an existing or new lease or the sale of an aircraft, and capital expenditures where: (1) conversions or modifications are funded by capital contributions from us, (2) modification payments are made and the aggregate net cash cost does not exceed 5% of the aggregate initial average base value of the Initial Portfolio (other than modification payments funded, with capital contributions from us) or (3) modification payments permitted under the servicing agreement that do not require the express prior written approval of B&B Air Funding. Subject to certain conditions set forth in the indenture, B&B Air Funding is also permitted to use funds available to make scheduled principal payments on the Notes and amounts available for distributions to us for the purpose of converting passenger aircraft in the Initial Portfolio to freighter or mixed use configuration.

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
As of December 31, 2008, B&B Air Funding was not in default under the Notes.
In conjunction with the completion of the Securitization, B&B Air Funding, the cash manager and BNP Paribas, entered into the Note Liquidity Facility for the benefit of the holders of the Notes. The aggregate amounts available under the Note Liquidity Facility will be at any date of determination, the lesser of (a) $60.0 million and (b) the greater of (i) the then outstanding aggregate principal amount of notes and (ii) $35.0 million. Advances may be drawn to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued under the indenture. Prior to any drawing on the Note Liquidity Facility, the cash reserve will be drawn in full. Upon each drawing under the Note Liquidity Facility, B&B Air Funding is required to reimburse the provider of the Note Liquidity Facility for the amount of such drawing plus accrued interest on such drawing in accordance with the order of priority specified in the indenture prior to making any dividend payments to us. Upon the occurrence of certain events, including a downgrade of the provider of the Note Liquidity Facility below a certain ratings threshold, the Note Liquidity Facility will be drawn in full and the proceeds will be deposited in an account established under the indenture and will be available for the same purposes as drawings under the Note Liquidity Facility. Drawings under the initial Note Liquidity Facility bear interest at one-month LIBOR plus a spread of 1.2%. B&B Air Funding was also required to pay an upfront fee of $360,000 at closing and a commitment fee of 40 basis points on each payment date to the provider of the Note Liquidity Facility.
Our obligations under the Note Liquidity Facility are secured under the security trust agreement on the same basis as other indebtedness of B&B Air Funding.
Capital Expenditures
During the year ended December 31, 2008, we acquired and took delivery of the following aircraft:
•	One Airbus A320-200 on lease to Clickair (Spain);

•	One Boeing 757-200 on lease to Icelandair (Iceland);

•	One Boeing 757-200SF on lease to Icelandair (Iceland);

•	One Boeing 777-200ER on lease to KLM (The Netherlands);

•	One Airbus A330-200 on lease to LTU (Germany);

•	One Boeing 737-800 on lease to Sky Airlines (Turkey);

•	One Boeing 737-900ER on lease to SpiceJet (India);

•	One Boeing 747-400 on lease to United Air Lines (USA);

•	One Airbus A319-100 on lease to Virgin America (USA); and

•	One Airbus A320-200 on lease to Virgin America (USA).
During December 2007, we acquired and took delivery of the following aircraft:
•	Four Airbus A319-100s on lease to US Airways (USA);

•	One Airbus A320-200 on lease to Clickair (Spain);

•	One Boeing 737-900ER on lease to SpiceJet (India); and

•	One Boeing 757-200 on lease to Icelandair (Iceland).
In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of December 31, 2008, the weighted average age of the aircraft in our portfolio was 6.4 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.
Inflation
The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.
Foreign Currency Exchange Risk
We receive a substantial portion of our revenue in U.S. Dollars, and we pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro, and we have entered into a lease under which we receive a portion of the lease payments in Euros. Depreciation in the value of the U.S. Dollar relative to other currencies increases the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. To mitigate such exposure, we enter into foreign currency hedging transactions. Because we currently receive substantially all of our revenue in U.S. Dollars and pay substantially all of our expenses in U.S. Dollars, a change in foreign exchange rates would not have a material impact on our results of operations.
Off-Balance Sheet Arrangements
Not applicable.

Contractual Obligations
Our long-term contractual obligations as of December 31, 2008, excluding amounts payable under our Aircraft Acquisition Facility, consists of the following (in thousand):

	2009	2010	2011	2012	2013	Thereafter	Total
Principal payments under the Notes(1)	$—	$11,796	$11,904	$50,875	$108,880	$644,637	$828,092
Interest payments under the Notes(2)	15,444	15,452	15,113	14,738	13,069	30,430	104,246
Payments to affiliates of B&B under our management agreement(3)(7)	6,054	6,054	6,054	6,054	6,054	113,513	143,783
Payments to affiliates of B&B under our administrative servicing agreement for our Initial Portfolio(4)(7)	757	757	757	757	757	3,783	7,568
Payments to affiliates of B&B under our servicing agreements for additional aircraft(5)	240	240	240	240	160	—	1,120
Payments to affiliates of B&B under our servicing agreement for our Initial Portfolio(6)(7)	1,816	1,816	1,816	1,816	1,816	9,082	18,162

Total	$24,311	$36,115	$35,884	$74,480	$130,736	$801,445	$1,102,971

(1)	Until July 2010, there are no scheduled principal payments on the Notes. For each month between July 2010 and August 2012, there are scheduled principal payments in fixed amounts of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, cash flow will not be available to us for the payment of dividends since principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. The final maturity of the Notes is November 14, 2033.

(2)	The interest payable under our Notes will vary based on LIBOR. Interest payments assume LIBOR remains at the current rate through the term of the Notes and reflect amounts we expect to pay after giving effect to interest swaps and amounts payable to our policy provider.

(3)	Our management agreement provides that we pay base and rent fees and a management expense amount of $6.0 million annually to our Manager. Base and rent fees paid to BBAM under our servicing agreements are credited toward (and thereby reduce) such fees payable under our management agreement and the amounts in the table assume that such credit reduces the base and rent fees payable under the management agreement to $0. See “Management Agreement.” In addition, we pay to our Manager an incentive fee based on whether our quarterly dividends exceed specified targets and fees for originations and dispositions of aircraft or other aviation assets. Amounts in the table do not include incentive fees or fees for originations and dispositions.

(4)	Our management agreement provides that we pay our Manager an administrative agency fee initially equal to $750,000 per annum for each aircraft securitization financing we complete.

(5)	The servicing agreement between BBAM and B&B Air Acquisition provide that they pay BBAM an administrative agency fee of $20,000 per month. B&B Air Acquisition will also pay BBAM a rent fee equal to 3.5%, respectively, of the aggregate amount of basic rent actually collected for all or any part of a month. Amounts in the table reflect the rent fee for our aircraft as of December 31, 2008.

(6)	Our servicing agreement for our Initial Portfolio provides that we will pay BBAM a base bee of $150,000 per month, which will increase by 0.01% of the maintenance-adjusted base value (at the time of acquisition) of each additional aircraft acquired into B&B Air Funding that is not an aircraft in our Initial Portfolio. We will also pay BBAM a rent fee equal to 1.0%, of the aggregate amount of basic rent actually collected for all or any part of a month for any of their aircraft plus 1.0% of the aggregate amount of basic rent due for all or any part of a month for any of our aircraft. Amounts in the table do not reflect rent fees payable on our Initial Portfolio or the acquisition of any aircraft beyond our Initial Portfolio.

(7)	Pursuant to the terms of the agreements, the amount of the base fee payable and the amount of the administrative fee payable will be increased (but not decreased) annually by the percentage movement (if any) in the CPI index from January 1 to December 31 of the previous year in the case of the 2009 calendar year and thereafter. Amounts in the table have not been adjusted for CPI indexed increases. Amounts in the table assume rates in effect for 2009 remain constant in future periods.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is West Pier, Dun Laoghaire, County Dublin, Ireland. Our telephone number at that address is +353 1 231-1900.

Name	Age	Position
Colm Barrington	63	Chief Executive Officer and Director
Gary Dales	53	Chief Financial Officer
Steven Zissis	49	Chairman and Director
James Fantaci	62	Director
Erik G. Braathen.	54	Director
Sean Donlon	69	Director
Joseph M. Donovan	54	Director
Susan M. Walton	49	Director
Colm Barrington has been our chief executive officer and a member of our board of directors since May 2007. Mr. Barrington is a 15 year veteran of Babcock & Brown and has nearly 40 years of global experience in the aviation industry. Prior to his appointment with our Manager, Mr. Barrington was the managing director of Babcock & Brown Limited in Ireland where he worked closely with the BBAM team in aircraft and lease management and in arranging cross-border lease financings of commercial aircraft. Mr. Barrington began his aviation career in 1967 at Ireland’s national airline, Aer Lingus, where he was a financial analyst before becoming a director of hotel acquisitions. When Aer Lingus acquired a U.S. hotel company (now Omni Hotels) in 1972, he became vice president of development and assistant to the president in that company, based in New Hampshire. In 1979, Mr. Barrington joined GPA Group plc where he held various executive positions, including chief operating officer. As chief operating officer, he was responsible for all of GPA’s purchasing, leasing and selling of aircraft, including arrangement of specialized financings and aircraft operating leases. Upon GECAS’s agreement in 1993 to manage GPA’s assets, Mr. Barrington oversaw the successful integration of the two companies. Mr. Barrington is the Non-Executive Chairman of the Board of Directors of Aer Lingus plc and a director of IFG Group plc and Eircom Ltd. Mr. Barrington received a BA and an MA in Economics from University College Dublin. He also received a public administration degree from the Institute of Public Administration, also in Dublin.
Gary Dales has been our chief financial officer since March 17, 2008 and has been with Babcock & Brown since August 2007. Mr. Dales’ prior position was director of corporate development at PG&E Corporation, an energy based holding company. Prior to assuming that position, Mr. Dales served in various other financial roles at PG&E since 1994, including director of corporate accounting and SEC reporting. Prior to joining PG&E, Mr. Dales was a staff accountant, and later a manager, in the accounting and audit division at Arthur Andersen & Co. for more than 10 years. Mr. Dales graduated from the University of California, Santa Barbara with a BA in Business Economics.
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
James Fantaci has been a member of our board of directors since May 2007. Mr. Fantaci has coordinated all of Babcock & Brown’s operating leasing activities worldwide. Prior to joining Babcock & Brown in 1982, Mr. Fantaci was senior vice president of the New York office of Matrix Leasing International and prior to that he served as assistant treasurer of the Bank of New York. Mr. Fantaci attended the New School for Social Research and graduated from Brooklyn College with a degree in Economics.
Erik G. Braathen has been a member of our board of directors since June 2007. Mr. Braathen has been the chief executive of Ojada AS, a privately owned investment company, since 1999. Prior to joining Ojada AS, Mr. Braathen was the chief executive officer of Braathens ASA where he gained extensive experience in the airline industry from 1986 to 1999. Mr. Braathen is the chairman of the boards of Norwegian Air Shuttle ASA and Ipnett AS, and is a member of the boards of directors of Sayonara AS and Ojada AS. Mr. Braathen has a Master of International Management from AGSIM, Phoenix Arizona, and a Bachelor of Arts & Economics from the University of Washington.
Sean Donlon has been a member of our board of directors since June 2007. Mr. Donlon has served as the chancellor of the University of Limerick, Ireland from 2002 to 2008. Mr. Donlon has previously worked with the GPA Group plc, as well as with GE Capital Aviation Services. Prior to entering the private sector, he had a long career in the Irish public service, having been Irish Ambassador to the United States of America and Secretary General of the Department of Foreign Affairs. Mr. Donlon is a director of Norwich Union International Ltd, Enba plc, the University of Limerick Foundation Ltd. and chairman of the Birn Scientific and Heritage Foundation Ltd. Mr. Donlon is a graduate of the University College Dublin and was conferred with an Honorary Doctorate of Civil and Canon Laws by the National University of Ireland in December 2008 and an Honorary Doctorate of Laws by the University of Limerick in January 2009.
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

Susan M. Walton has been a member of our board of directors since June 2007. Ms. Walton is currently a sub-regional director of the environmental charity Groundwork London. Until February 2008, Ms. Walton was the chief executive of Hampshire & Isle of Wight Wildlife Trust (“HWT”), a leading wildlife conservation charity in England, where she was responsible for biodiversity projects in two counties and developing partnerships with key stakeholder groups. Prior to joining HWT in 2006, she served as general manager — structured finance and export credit, for Rolls-Royce Capital Limited for nine years. Ms. Walton was also a Principal at Babcock & Brown from 1989 to 1997 where she was responsible for producing and implementing Babcock & Brown’s annual European marketing plan. Ms. Walton is a trustee for Buglife — The Invertebrate Conservation Trust and a member of the High Weald AONB Sustainable Development Fund Panel. Ms. Walton holds a degree in Environmental Conservation from Birkbeck College, University of London.
Compensation of Directors
Each independent member of our board of directors receives an annual cash retainer of $100,000 payable in equal quarterly installments. Our lead independent director receives an additional $25,000 per year. Each director who is a chairman of a committee of the board of directors receives an additional $15,000 per year.
We paid to our directors aggregate cash compensation of $0.5 million for services rendered during 2008. We do not have a retirement plan for our directors.
Executive Compensation
We do not have any employees. Pursuant to the management agreement we have with our Manager, we have the dedicated services of our Manager’s chief executive officer and chief financial officer, who serve as our chief executive officer and chief financial officer, respectively, by appointment of our board of directors but who also remain employees of B&B. The services performed by our chief executive officer and chief financial officer are provided at the cost of our Manager or an affiliate of our Manager. Our Manager or an affiliate of our Manager, in consultation with the compensation committee of our board of directors, determines and pays the compensation of our chief executive officer and chief financial officer. We do not provide retirement benefits to any officer or employee.
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
A majority of our directors are “independent” as defined under the applicable rules of the New York Stock Exchange.
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
Each of the members of the Audit Committee is an “independent” director as defined under the applicable rules of the New York Stock Exchange. Mr. Donovan, Mr. Donlon and Mr. Braathen have served on the Audit Committee since June 2007, and Mr. Donovan serves as chairperson.
Compensation Committee
Our Compensation Committee will be consulted by our Manager regarding the remuneration of our chief executive and chief financial officers and will be responsible for determining the compensation of our independent directors. Each of the members of the Compensation Committee is an “independent’’ director as defined under the applicable rules of the New York Stock Exchange. Mr. Braathen, Mr. Donlon and Ms. Walton have served on the Compensation Committee since June 2007, and Mr. Braathen serves as chairperson.
Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee’s responsibilities include the selection of potential candidates for our board of directors and the development and annual review of our governance principles. This committee also makes recommendations to our board of directors concerning the structure and membership of the other board committees. Each of the members of the Nominating and Corporate Governance Committee is an “independent” director as defined under the applicable rules of the New York Stock Exchange. Mr. Donlon, Ms. Walton and Mr. Braathen have served on the Nominating and Corporate Governance Committee since June 2007, and Mr. Donlon serves as chairperson.
Lead Independent Director
Mr. Donovan serves as the lead independent director on our board of directors.
Our Management
Pursuant to a management agreement, we have appointed Babcock & Brown Air Management Co. Limited, a wholly owned subsidiary of Babcock & Brown, as our Manager to provide management and services to us. In discharging its duties under the management agreement, our Manager uses the resources provided to it by Babcock & Brown. These resources include the dedicated services of Messrs. Colm Barrington and Gary Dales, who serve as our chief executive officer and chief financial officer, respectively, but who also remain employees of Babcock & Brown, the dedicated services of other members of our Manager’s core management team, and the non-exclusive services of other personnel employed by Babcock & Brown.
Our chief executive officer and chief financial officer manage our day-to-day operations and affairs on a permanent and wholly dedicated basis. Our board of directors, chief executive officer and chief financial officer have responsibility for overall corporate strategy, acquisitions, financing and investor relations.
Share Ownership
None of our directors or executive officers own more than 1% of our outstanding common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
The table below sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as of February 27, 2009:

	Shares Beneficially Owned
Name	Number	Percent
Babcock & Brown Limited	4,767,579	14.7%
Neuberger Berman Inc.(1)	2,411,010	7.4%
BBGP Aircraft Holdings Limited (2)	2,074,528	6.4%

(1)	The information above and in this footnote is based on information taken from the Schedule 13G/A filed by Neuberger Berman Inc. with the SEC on February 12, 2009. Neuberger Berman Inc. and Neuberger Berman LLC have sole voting power over 1,710,585 ADSs and shared dispositive power over 2,411,010 ADSs.

(2)	Pursuant to a stock repurchase agreement by and between B&B Air and BBGP Aircraft Holdings Limited (“BBGP”), on December 31, 2008 we purchased 961,539 ADSs from BBGP for a price of $5.20 per ADS. Following this sale, BBGP holds 2,074,528 ADSs. BBGP is a subsidiary of Babcock & Brown Global Partners. BBGP Managing General Partner Ltd. is the general partner to Babcock & Brown Global Partners. BBGP, Babcock & Brown Global Partners and BBGP Managing General Partner Ltd. have shared disposive power over 2,074,529 ADSs.
All ADS holders have the same voting rights.
As of February 27, 2009, 2,800 of our ADSs were held by five holders of record in the United States, not including ADSs held of record by Depository Trust Company, or DTC. As of February 27, 2009, DTC was the holder of record of 22,782,290 ADSs.
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
Related Party Transactions
On December 31, 2008, we repurchased 961,539 of our ADSs from BBGP Aircraft Holdings Ltd., an affiliate of Babcock & Brown and one of the investors in JET-i Leasing, for a price of $5.20 per ADS pursuant to a Stock Purchase Agreement. The price per share paid was calculated based on 90% of the five-day value weighted average price, as defined in the agreement, preceding the trade day.
We have entered into agreements with BBAM and its affiliates that effect the transactions relating to our ongoing operations and business. Although the pricing and other terms of these agreements were reviewed by our management and the independent directors of our board of directors, they were determined by entities affiliated with Babcock & Brown. As a result, provisions of these agreements may be less favorable to us than they might have been had they been the result of transactions among unaffiliated third parties. See “Management Agreement.”

MANAGEMENT AGREEMENT
General
We entered into a management agreement with our Manager, concurrently with the completion of our IPO. In discharging its duties under the management agreement, our Manager uses the resources provided to it by Babcock & Brown. These resources include the dedicated services of Messrs. Colm Barrington and Gary Dales, who serve as our chief executive officer and chief financial officer, respectively, but also remain employees of Babcock & Brown, the dedicated services of other members of our Manager’s core management team and the non-exclusive services of other personnel employed by Babcock & Brown.
Our Manager’s core management team consists of the Manager’s chief executive officer, chief financial officer and that level of dedicated or shared support personnel, such as corporate counsel, company secretary, financial controller and other accounting staff and risk and compliance personnel, as our Manager reasonably determines is necessary to provide the management and administrative services described below.
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
Restrictions and Duties
Our Manager has agreed that it will use reasonable care and diligence and act honestly and in good faith at all times in the performance of the services under the management agreement. We refer to the foregoing standard as the “standard of care” required under the management agreement.
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
The thresholds discussed in clauses (4) and (5) above are reviewed regularly by us and our Manager and may be increased by our board of directors (but shall not be decreased) having regard to changes in the value of money, changes in our market capitalization and any other principles agreed between us and our Manager. The thresholds discussed in clauses (2) and (3) may be increased or decreased by our board of directors in its sole discretion at any time by notice to our Manager. Amounts relating to transactions and third-party service providers entered into, appointed or retained by Babcock & Brown on our behalf pursuant to our servicing agreements or administrative agency agreements are not included in determining whether the thresholds discussed under this heading have been met or exceeded. Acquisitions of series of aircraft from nonaffiliated-persons are deemed not to be related matters for purposes of this provision.
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

Management and Administrative Services
Base and Rent Fees. In respect of the aircraft in our Initial Portfolio and any other aircraft we may acquire that will be held by B&B Air Funding or any of its subsidiaries or any other subsidiary we establish for the purpose of entering into an aircraft securitization financing, we pay our Manager:
•	a base fee of $150,000 per month per subsidiary we establish for the purpose of entering into an aircraft securitization financing, which will increase by 0.01% of the maintenance-adjusted base value (at the time of acquisition) of each additional aircraft acquired beyond the Initial Portfolio, in the case of B&B Air Funding, or beyond the initial portfolio of aircraft financed with the proceeds of the applicable aircraft securitization financing, in the case of any other subsidiary we establish for the purpose of entering into an aircraft securitization financing (the amount of the base fee will be subject to adjustment as set forth below under “— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees’’); and
•	a rent fee equal to 1.0% of the aggregate amount of basic rent due for all or any part of a month for any of such aircraft plus 1.0% of the aggregate amount of basic rent actually paid for all or any part of a month for any of such aircraft.
In 2008, the rent fees we incurred and paid to the Manager were approximately $4.8 million. However, this entire amount was offset by servicing fees paid to BBAM pursuant to our servicing agreements. See “— Fees and Expenses — Credit for Servicing Fees Paid.’’
In respect of any aircraft we acquire that is held by B&B Air Acquisition or any of its subsidiaries, we will pay our Manager a fee equal to 3.5% of the aggregate amount of basic rent actually paid for all or any part of a month for any such aircraft. In 2008, the rent fees we incurred and paid to the Manager were approximately $2.3 million.
Incentive Fee. The management agreement includes an incentive for our Manager to increase our distributable cash flow by providing for an incentive fee that is payable to our Manager only if the quarterly dividend on our common shares exceeds specified targets. For the purpose of calculating the amount of the incentive fee payable to our Manager, a “notional amount” will be utilized. The notional amount for any quarter will be equal to the aggregate dividend paid on all of our common shares for such quarter plus any incentive fee payable to our Manager for such quarter as calculated in the following manner:
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
No incentive fee was paid in 2008.
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

	Portion of Notional	Portion of Notional
	Amount Paid as	Amount Paid as
	Dividend to Common	Incentive Fee to
Quarterly Dividend Per Common Share	Shares	Manager
Up to $0.575	100.00%	0.00%
$0.650	98.73%	1.27%
$0.800	94.58%	5.42%
$0.900	91.91%	8.09%
$1.000	89.89%	10.11%
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
In 2008, origination fees of $7.0 million were incurred in connection with the purchase of ten aircraft by B&B Air Acquisition and its subsidiaries and fees of $0.6 million were incurred in connection with the sale of two aircraft by B&B Air Funding and its subsidiaries.
Administrative Agency Fees. We pay to our Manager an administrative agency fee equal to $750,000 per annum for each aircraft securitization financing we complete (the amount of the administrative agency fee for each aircraft securitization financing we establish will be subject to adjustment as set forth below under “— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees’’). In 2008, we paid the Manager administrative agency fees totaling $0.8 million, but this amount was credited toward servicing fees paid pursuant to the Servicing Agreement between B&B Air Funding and BBAM.
In addition, our Manager is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum commencing on the month that the Aircraft Acquisition Facility became available. In 2008, we paid the Manager administrative agency fees totaling $0.2 million, but this amount credited toward servicing fees paid pursuant to the Servicing Agreement between B&B Air Acquisition and BBAM.
Adjusting the Base Fees and Administrative Agency Fees. The amount of the base fee payable and the amount of the administrative agency fee payable for each aircraft securitization financing we establish will be increased (but not decreased) annually by the percentage movement (if any) in the CPI index applicable for the previous calendar year.
Ancillary Management and Administrative Services.
We pay to our Manager such additional fees for any ancillary management and administrative services provided by our Manager to us from time to time as we and our Manager agree to before the ancillary management and administrative services are provided. We did not pay any ancillary management and administrative services fee to our Manager in 2008.
Credit for Servicing Fees Paid
Base fees and rent fees paid to BBAM under our servicing agreements and administrative services fees paid to our Manager under the administrative services agreements are credited toward (and thereby reduce) the base and rent fees payable to our Manager as described above under “— Fees and Expenses — Management and Administrative Services — Base and Fees” and “— Fees and Expenses — Administrative Agency Fees.” Similarly, sales fees paid to BBAM under our servicing agreements in respect of aircraft dispositions are credited toward (and thereby reduce) the fee payable to our Manager in connection with dispositions as described above under “— Fees and Expenses — Origination and Disposition Services.” See “Servicing Agreements — Servicing Fees.’’
Break Fees
Our Manager is entitled to one-third of the value of any break, termination or other similar fees received by us (with such value to be reduced by any third-party costs incurred by or on behalf of us or by our Manager on behalf of us in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by us in any aircraft or other aviation assets. We did not pay any break fees to our Manager in 2008.
Expenses of the Manager
We pay or reimburse our Manager:
•	quarterly payments of $1.5 million, subject to an annual adjustment indexed to the consumer price index applicable to the previous year, to our Manager to defray expenses.

We refer to this foregoing amount as the “management expense amount.” The management expense amount is subject to adjustment by notice from our Manager and the approval of the independent directors on our board of directors.
•	for all our costs paid for us by our Manager (other than remuneration and certain expenses in relation to our Manager’s core management team and our Manager’s corporate overhead), including the following items which are not covered by the management expense amount:
•	directors’ fees for the directors on our board of directors and our subsidiaries,

•	directors’ and officers’ insurance for our and our subsidiaries’ directors and officers,

•	travel expenses of the directors (including flights, accommodation, taxis, entertainment and meals while traveling) to attend any meeting of the board of our company,

•	fees and expenses relating to any equity or debt financings we enter into in the future,

•	fees and expenses of the depositary for our ADSs,

•	costs and expenses related to insuring our aircraft and other aviation assets, including all fees and expenses of insurance advisors and brokers,

•	costs incurred in connection with organizing and hosting our annual meetings or other general meetings of our company,

•	costs of production and distribution of any of our security holder communications, including notices of meetings, annual and other reports, press releases, and any prospectus, disclosure statement, offering memorandum or other form of offering document,

•	website development and maintenance,

•	travel expenses of the core management team and other personnel of Babcock & Brown (including flights, accommodation, taxis, entertainment and meals while traveling) related to sourcing, negotiating and conducting transactions on our behalf and attending any meeting of the board or our company,

•	external legal counsel,

•	fees of third party consultants, accounting firms and other professionals,

•	external auditor’s fees, and

•	internal auditor’s fees.
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
Even though our shareholders (with the concurrence of 75% of our independent directors) have the right under the management agreement to terminate our Manager, it may not be possible for them to exercise this right in view of the number of common shares held by Babcock & Brown, its affiliates and funds managed by its affiliates. Currently, Babcock & Brown, its affiliates and such funds owned approximately 25% of our outstanding common stock and termination of our management agreement requires the vote of holders of 75% of our outstanding common shares.
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
Upon the termination of the management agreement, we will redeem all of the manager shares for their nominal value and must promptly change our name and all of our subsidiaries’ names so that they don’t include the words “Babcock & Brown,” “Babcock” or “Brown.’’
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
Indemnification and Limitation of Liability
We assume liability for, and have agreed to indemnify our Manager and any person to whom our Manager delegates its obligations in compliance with the management agreement, and their respective members, shareholders, managers, directors, officers, employees and agents, on an after-tax basis against, any losses and liabilities (collectively, “Losses’’) that arise out of or in connection with the doing or failing to do anything in connection with the management agreement or on account of any bona fide investment decision made by the indemnified person, except insofar as any such loss is finally adjudicated to have been caused directly by the indemnified person from gross negligence, fraud or dishonesty, or willful misconduct in respect of the obligation to apply the standard of care under the management agreement. Our Manager and each other indemnified person is not liable to us for any Losses suffered or incurred by us arising out of or in connection with the indemnified person doing or failing to do anything in connection with the management agreement or on account of any bona fide investment decision made by the indemnified person, except insofar as any such Loss is finally adjudicated to have been caused directly by the gross negligence, fraud or dishonesty of, or willful misconduct in respect of the obligation to apply the standard of care under the management agreement by the indemnified person.
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
SERVICING AGREEMENT BETWEEN B&B AIR FUNDING AND BBAM
B&B Air Funding entered into a servicing agreement with BBAM relating to the Initial Portfolio. The principal services being provided by BBAM relate to:
•	lease marketing and remarketing, including lease negotiation;
•	collecting rental payments and other amounts due under leases, collecting maintenance payments where applicable, lease compliance and enforcement and delivery and accepting redelivery of aircraft under lease;
•	implementing aircraft dispositions;
•	monitoring the performance of maintenance obligations of lessees under the leases in a manner consistent with the practices employed from time to time by BBAM with respect to aircraft owned or managed by it;
•	using commercially reasonable efforts to maintain compliance with certain of our obligations in our financing agreements;
•	procuring legal and other professional services with respect to the lease, sale or financing of the aircraft, any amendment or modification of any lease, the enforcement of our rights under any lease, disputes that arise as to any aircraft or for any other purpose that BBAM reasonably determines is necessary in connection with the performance of its services;
•	periodic reporting of operational information relating to the aircraft, including providing certain reports to the policy provider; and
•	certain aviation insurance related services.
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
•	The Servicing Agreement may be terminated prior to its scheduled termination date in the case of certain events, including Babcock & Brown ceasing to own at least 50.1% of the voting or economic interest in BBAM; or

•	The bankruptcy or insolvency of BBAM or Babcock & Brown International Pty Ltd.
If either of the above servicer termination events occurs, B&B Air Funding, with the prior consent of the policy provider under the Securitization (or the policy provider alone, if an event of default under the Securitization indenture has occurred and is continuing) may substitute BBAM with a replacement servicer upon receipt of a rating agency confirmation from each rating agency. A servicer termination event under the Servicing Agreement does not give rise to an event of default under the Securitization indenture.
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
In 2008, we paid BBAM servicing fees totaling $4.8 million.
BBAM is also entitled to additional servicing fees consisting of a sales fee for each sale of an aircraft equal to 1.5% of the aggregate gross proceeds in respect of dispositions of aircraft assets. Fees for additional services will be as mutually agreed. In 2008, we paid additional servicing fees to BBAM totalling $0.6 million in connection with the sale of two aircraft.
SERVICING AGREEMENT BETWEEN B&B AIR ACQUISITION AND BBAM
On November 7, 2007, B&B Air Acquisition entered into a Servicing and Administrative Services Agreement (“Servicing Agreement”) with BBAM. The principal services being provided by BBAM under the Servicing Agreement are:
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
B&B Air Acquisition may replace BBAM as the Servicer under certain conditions including:
•	An event of default under the Aircraft Acquisition Facility, including Babcock & Brown ceasing to hold at least 5% of the issued and outstanding shares of B&B Air;
•	Babcock & Brown ceasing to hold at least 51% of the capital stock of BBAM;
•	BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent;
•	Any Babcock & Brown Limited annual or quarterly financial statement required to be delivered as described above contains a going-concern or similar qualification;
•	The insolvency of BBAM or any significant subsidiary of BBAM; and
•	A BBAM default on recourse debt over $25 million.
A servicer replacement event immediately ends the availability period under the Aircraft Acquisition Facility. In addition, on the occurrence of a servicer replacement event, B&B Air Acquisition (with the consent of the agent) or the agent on the direction of 2/3 of the Tranche A and Tranche B lenders combined, may terminate the service agreement. The Servicing Agreement may be amended with the written consent of the agent.
Fees paid to BBAM pursuant to this servicing agreement in 2008 amounted to $2.5 million.
ADMINISTRATIVE SERVICES AGREEMENT
Pursuant to an administrative services agreement, B&B Air Funding has engaged our Manager to act as its administrative agent and to perform various administrative services, including maintaining its books and records, procuring and supervising legal counsel, accounting, tax and other advisers, and informing the board of directors of B&B Air Funding if the administrative agent believes that the net revenues generated by the leases of the aircraft will be insufficient to satisfy the payment obligations under its Securitization. In consideration for such services, B&B Air Funding pays the administrative agent an annual fee of $750,000, subject to increases tied to a cost of living index, and will reimburse it for its expenses. In 2008, we incurred administrative services fees totaling $0.8 million.
REGISTRATION RIGHTS AGREEMENT
We have entered into a registration rights agreement with Babcock & Brown and the other private investors purchasing our shares in the private placement pursuant to which we have agreed that, upon the request of Babcock & Brown or any of the other private investors we will file one or more registration statements to register for resale under the Securities Act the shares that Babcock & Brown and the other private investors have purchased from us.
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
Dividend
We paid a quarterly dividend of $0.50 per share for the fourth quarter of 2007 and the first three quarters of 2008. The cash requirements of each of these dividends was approximately $16.7 million. On February 20, 2009, we paid a quarterly dividend of $0.20 per share for the fourth quarter of 2008, or $6.5 million.
We may not be able to pay future dividends at the current level or at all, if, among other things, we do not have sufficient cash to pay the intended dividends or if our financial performance does not achieve expected results. To the extent that we do not have sufficient cash to pay dividends, we do not intend to borrow funds to pay dividends. By paying dividends rather than investing all of our earnings in future growth, we risk slowing our growth and not having a sufficient amount of cash to fund our operations or unanticipated capital expenditures.
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
ITEM 9. THE OFFER AND LISTING
Our ADSs, each representing one common share, are traded on the New York Stock Exchange under the symbol “FLY.’’
The following table sets forth the annual high and low market prices for our ADSs on the New York Stock Exchange since September 26, 2007, the date of listing:

	High	Low
2007	$23.90	$16.56
2008	18.85	4.70
The following table sets forth the quarterly high and low market prices for our ADSs on the New York Stock Exchange since September 26, 2007, the date of listing, for the two most recent full fiscal years:

	High	Low
2007:
Quarter ending September 30, 2007	$22.90	$22.60
Quarter ending December 31, 2007	23.90	16.56
2008:
Quarter ending March 31, 2008	18.85	13.40
Quarter ending June 30, 2008	16.94	8.73
Quarter ending September 30, 2008	14.00	8.03
Quarter ending December 31, 2008	10.25	4.70

The following table sets forth the monthly high and low market prices for our ADSs on the New York Stock Exchange for the most recent six months:

	High	Low
2008:
September 2008	$12.50	$8.03
October 2008	10.25	5.75
November 2008	7.95	4.90
December 2008	6.96	4.70

2009:
January 2009	7.79	4.81
February 2009	5.70	2.52
ITEM 10. ADDITIONAL INFORMATION
Share Capital
Not applicable.
Memorandum and Articles of Association
Pursuant to the instructions to Form 20-F, the information called for by this Item 10 is contained in our Registration Statement on Form F-1, as filed with the SEC on September 12, 2007, as subsequently amended, under the heading “Description of Share Capital,” and is hereby incorporated by reference.
Material Contracts
The following is a list of material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, preceding the date of this Annual Report:
1)	Management Agreement, dated as of October 2, 2007, between Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Limited. See Item 7.B “Related Party Transactions — Management Agreement.’’
2)	Asset Purchase Agreement, dated as of October 2, 2007, among JET- i Leasing LLC, the aircraft sellers named therein and Babcock & Brown Air Funding I Limited. See Item 7.B “Related Party Transactions — Asset Purchase Agreement.’’
3)	Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. See Item 7.B “Related Party Transactions — Servicing Agreement.’’
4)	Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited. See Item 7 “Related Party Transactions — Administrative Services Agreements.’’
5)	Registration Rights Agreement, dated as of October 2, 2007, among private investors and Babcock & Brown Air Limited. See Item 7 “Related Party Transactions — Registration Rights Agreement.’’
6)	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.’’

7)	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.’’
8)	Aircraft Acquisition Facility, dated as of November 7, 2007 among Babcock & Brown Air Acquisition I Limited, the Lenders from time to time party thereto and Credit Suisse, New York Branch. See Item 5 “Liquidity and Capital Resources — Financing — Aircraft Acquisition Facility’’.
9)	Servicing and Administrative Services Agreement, dated as of November 7, 2007 among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Acquisition I Limited and each Aircraft Subsidiary that becomes a party thereto. See Item 7 “Related Party Transactions — Servicing Agreement.’’
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
For the purposes of this summary of Irish tax considerations:
•	An “Irish Holder” is a holder of our shares that (1) beneficially owns our shares by virtue of holding the related ADSs evidenced by the relevant American Depositary Receipt or ADR; (2) in the case of individual holders, is resident or ordinarily resident in Ireland under Irish taxation laws; and (3) in the case of a holder that is a company, is resident in Ireland under Irish taxation laws and is not also a resident of any other country under any double taxation agreement entered into by Ireland.
•	A “Non-Irish Holder” is a Holder of our shares that is not an Irish Holder and has never been an Irish Holder.
•	A “US Holder” is a holder of our shares that: (1) beneficially owns our shares by virtue of holding the related ADSs evidenced by the relevant ADR; (2) is a resident of the United States for the purposes of the Ireland/United States Double Taxation Convention; (3) in the case of an individual holder, is not also resident or ordinarily resident in Ireland for Irish tax purposes; (4) in the case of a corporate holder, is not resident in Ireland for Irish tax purposes and is not ultimately controlled by persons resident in Ireland; and (5) is not engaged in any trade or business and does not perform independent personal services through a permanent establishment or fixed base in Ireland.

•	“Relevant Territory” is defined as a country with which Ireland has a double tax treaty, (which includes the United States), or a member state of the European Union other than Ireland.
Irish Dividend Withholding Tax
Dividends that we pay on our shares generally are subject to a 20% dividend withholding tax, or DWT. DWT may not apply where an exemption is permitted by legislation or treaty and where all necessary documentation has been submitted to the ADS depository prior to the payment of the dividend.
Irish Holders. Individual Irish Holders are subject to DWT on any dividend payments that we make. Corporate Irish Holders will generally be entitled to claim an exemption from DWT by delivering a declaration to us in the form prescribed by the Irish Revenue Commissioners.
Non-Irish Holders. Shareholders who are individuals resident in a Relevant Territory and who are not resident or ordinarily resident in Ireland may receive dividends free from DWT where the shareholder has provided the ADS depository with the relevant declaration and residency certificate required by Irish legislation. Corporate shareholders that are not resident in Ireland and
•	who are ultimately controlled by persons resident in a Relevant Territory and who are not ultimately controlled by persons not resident in a Relevant Territory; or
•	who are resident in a Relevant Territory and not controlled by Irish residents; or
•	whose principal class of shares or the principal class of shares of whose 75% or greater parents are substantially and regularly traded on a recognized stock exchange in a Relevant Territory; or which are wholly owned by two or more companies, each of whose principal class of shares are substantially and regularly traded on a recognized stock exchange in a Relevant Territory may receive dividends free from DWT where they provide the ADS depository with the relevant documentation required by Irish law.
Income Tax
Irish and Non-Irish Holders
Irish Holders. Individual Irish Holders are subject to income tax on the gross amount of any dividend (i.e., the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 41% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of any DWT. Individual Irish Holders may, depending on their circumstances, also be subject to the Irish health levy of 2.5% and pay related social insurance contributions of up to 3% in respect of dividend income. An income levy has been introduced with effect from 1 January 2009. The levy will be charged on an individual’s income from all sources, including income which is exempt from income tax, with certain exclusions. The levy will be charged at three different rates; 1% on the first €100,100, 2% on the next €150,020 and 3% on aggregate income in excess of €250,120.
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
Taxation of Capital Gains
Irish Holders. Irish Holders that acquire shares will generally be considered, for Irish tax purposes, to have acquired their shares at a base cost equal to the amount paid for shares. On subsequent dispositions, shares acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before shares acquired at a later time. Irish Holders that dispose of their shares will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realized from such disposition exceed the base cost of the common shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 22%. Unutilized capital losses from other sources generally can be used to reduce gains realized on the disposal of our shares.
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
Irish Capital Acquisitions Tax
A gift or inheritance of our shares will be within the charge to capital acquisitions tax (CAT) where the donor/deceased or the beneficiary is resident or ordinarily resident in Ireland at the date of the gift/inheritance or to the extent that the property of which the gift or inheritance consists is situated in Ireland at the relevant date. Special rules with regard to residence apply where an individual is not domiciled in Ireland. CAT is charged at a flat rate of 22%. Gifts and inheritances between spouses are not subject to capital acquisitions tax.
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
U.S. Federal Income Tax Considerations
The following is a general discussion of the U.S. federal income taxation of us and of certain U.S. federal income tax consequences of acquiring, holding or disposing of the shares by U.S. Holders (as defined below) and information reporting and backup withholding rules applicable to both U.S. and Non-U.S. Holders (as defined below). It is based upon the U.S. Internal Revenue Code, the U.S. Treasury regulations (“Treasury Regulations”) promulgated thereunder, published rulings, court decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary does not purport to address all of the U.S. federal income tax considerations that may be relevant to us or to all categories of investors, some of whom may be subject to special rules including, without limitation, dealers in securities or currencies, financial institutions or “financial services entities,” life insurance companies, holders of shares held as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction” with other investments, U.S. persons whose “functional currency” is not the U.S. dollar, persons who have elected “mark-to-market” accounting, persons who have not acquired their shares upon their original issuance, or in exchange for consideration other than cash, persons who hold their shares through a partnership or other entity which is a pass-through entity for U.S. federal income tax purposes, or persons for whom a share is not a capital asset, and persons holding, directly indirectly or constructively, 5% or more of our ADSs or underlying common shares represented by the ADSs. The tax consequences of an investment in our shares will depend not only on the nature of our operations and the then-applicable U.S. federal tax principles, but also on certain factual determinations that cannot be made at this time, and upon a particular investor’s individual circumstances. No advance rulings have been or will be sought from the Internal Revenue Service (the “IRS”) regarding any matter discussed herein.
For purposes of this discussion, a “U.S. Holder” is: (1) a citizen or resident of the United States; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust which (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of our shares that is not a U.S. Holder and who, in addition, is not: (1) a partnership or other fiscally transparent entity; (2) an individual present in the United States for 183 days or more in a taxable year who meets certain other conditions; or (3) subject to rules applicable to certain expatriates or former long-term residents of the United States. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase the shares. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States. For U.S. tax purposes, holders of our ADSs are treated as if they hold the underlying common shares represented by the ADSs.
Taxation of U.S. Holders of Shares
U.S. Holders of shares are subject to U.S. tax under the passive foreign investment companies (“PFIC”) rules, as summarized below.

Tax Consequences of Passive Foreign Investment Company (PFIC) Status. We will be deemed a PFIC if 75% or more of our gross income, including our pro rata share of the gross income of any corporation, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income. Alternatively, we will be deemed to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any corporation in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. We believe that we were a PFIC for 2007 and expect to be a PFIC for 2008 and for the foreseeable future. Assuming we are a PFIC, our dividends will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. Holders. Thus, dividends (as determined for U.S. federal income tax purposes) will be taxed at the rate applicable to ordinary income of the U.S. Holder.
Assuming we are a PFIC, U.S. Holders of our shares will be subject to different taxation rules with respect to an investment in our shares depending on whether they elect to treat us as a qualified electing fund, or a QEF, with respect to their investment in our shares. If a U.S. Holder makes a QEF election in the first taxable year in which the U.S. Holder owns our shares (and if we comply with certain reporting requirements, which we have done and expect to do for the foreseeable future), then such U.S. Holder will be required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate voluntary election to defer payment of taxes, which deferral is subject to an interest charge. If a QEF election is made, U.S. Holders will not be taxed again on our distributions, which will be treated as return of capital for U.S. federal income tax purposes. Such distributions will reduce the U.S. Holder’s basis in our shares and, to the extent in excess of such basis, will result in gain from the sale or exchange of a capital asset.
Because we are a PFIC, if a U.S. Holder does not make a QEF election, then the following special rules will apply:
•	Excess distributions by us to a U.S. Holder would be taxed in a special way. “Excess distributions” are amounts received by a U.S. Holder with respect to our shares in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder’s holding period for shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our shares. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year in which we were a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.
•	The entire amount of gain realized by a U.S. Holder upon the sale or other disposition of shares will also be treated as an excess distribution and will be subject to tax as described above.
•	The tax basis in shares that were acquired from a decedent who was a U.S. Holder would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower than fair market value.
The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return or, if not required to file an income tax return, by filing such form with the IRS. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. Holder must file a completed IRS Form 8621 every year. We have provided and intend to continue to provide U.S. Holders with all necessary information to enable them to make QEF elections as described above. If any subsidiary is not subject to an election to be treated as a disregarded entity or partnership for U.S. tax purposes then a QEF election would have to be made for each such subsidiary. We have made and intend to maintain an election to treat each of our subsidiaries as a disregarded entity for U.S. tax purposes.

U.S. Holders may, instead of making a QEF election, elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference, as of the close of the taxable year, between the fair market value of the shares and the U.S. Holder’s adjusted tax basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. A mark-to-market election is only available if our shares meet trading volume requirements on a qualifying exchange.
U.S. Holders who hold shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election.
You should consult your tax advisor about the PFIC rules, including the advisability of making a QEF election or mark-to-market election.
Taxation of the Disposition of Shares. A U.S. Holder that has made a QEF election for the first year of its holding period will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the shares, which is usually the cost of such shares (as adjusted to take into account any QEF inclusion, which increases the basis of such shares, and any distribution, which decreases the basis of such shares) and the amount realized on a sale or other taxable disposition of the shares. If, as anticipated, the shares are publicly traded, a disposition of shares will be considered to occur on the “trade date,” regardless of the holder’s method of accounting. If a QEF election has been made, capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate holders.
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
Information Reporting and Backup Withholding for Non-U. S. Holders
Information reporting to the United States and backup withholding to the IRS generally would not be required for dividends paid on our shares or proceeds received upon the sale, exchange or redemption of our shares to Non-U.S. Holders who hold or sell our shares through the non-U.S. office of a non-U.S. related broker or financial institution. Information reporting and backup withholding may apply if shares are held by a Non-U.S. Holder through a U.S., or U.S.-related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. Holder fails to establish an exemption from information reporting and backup withholding by certifying such holder’s status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.
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
Taxation of B&B Air and Our Subsidiaries
Unless otherwise exempted by an applicable income tax treaty, a non-U.S. corporation that is directly or through agents engaged in a trade or business in the U.S. is generally subject to U.S. federal income taxation, at the graduated tax rates applicable to U.S. corporations, on the portion of such non-U.S. corporation’s income that is “effectively connected” with such trade or business. In addition, such a non-U.S. corporation may be subject to the U.S. federal branch profits tax on the portion of its “effectively connected earnings and profits” constituting “dividend equivalent amounts” at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty. In addition non-U.S. corporations that earn certain U.S. source income not connected with a U.S. trade or business can be subject to a 30% withholding tax on such gross income unless they are entitled to a reduction or elimination of such tax by an applicable treaty. Furthermore, even if a non-U.S. corporation is not engaged in a U.S. trade or business, certain U.S. source “gross transportation income” (which includes rental income from aircraft that fly to and from the United States) is subject to a 4% gross transportation tax in the United States unless a statutory or treaty exemption applies.
We expect that we and our Irish tax resident subsidiaries will be entitled to claim the benefits of the Irish Treaty. Accordingly, even if we earn income that otherwise would be subject to tax in the United States, such income is expected to be exempt from U.S. tax under the Irish Treaty to the extent that it is: (1) rental income attributable to aircraft used in international traffic; (2) gain from the sale of aircraft used in international traffic; or (3) U.S. source business profits (which includes rental income from, and gains attributable to, aircraft operated in U.S. domestic service) not connected with a U.S. permanent establishment. For this purpose, “international traffic” means transportation except where flights are solely between places within the United States. We expect that we will not be treated as having a U.S. permanent establishment. Thus, we do not believe that we will be subject to taxation in the United States on any of our aircraft rental income or gains from the sale of aircraft.
No assurances can be given, however, that we will continue to qualify each year for the benefits of the Irish Treaty or that we will not in the future be treated as maintaining a permanent establishment in the U.S. In order for us and our subsidiaries to be eligible for the benefits of the Irish Treaty for a particular fiscal year, we must each satisfy the requirements of Article 23 (Limitation on Benefits) of the Irish Treaty for that fiscal year. We will be eligible for the benefits of the Irish Treaty if the principal class of our shares is substantially and regularly traded on one or more recognized stock exchanges. Our shares will be considered substantially and regularly traded on one or more recognized stock exchanges in a fiscal year if: (1) trades in such shares are effected on such stock exchanges in more than de minimis quantities during every quarter; and (2) the aggregate number of shares traded on such stock exchanges during the previous fiscal year is at least 6% of the average number of shares outstanding during that taxable year. We satisfied this requirement during 2007 and expect to satisfy the requirement during 2008. If our shares cease to be treated as regularly traded, then we may no longer be eligible for the benefits of the Irish Treaty. Our subsidiaries that are Irish tax-resident will be eligible for benefits under the Irish Treaty if we hold, directly or indirectly, 50% or more of the vote and value of the subsidiary and we meet the regularly traded test described above.
If we or any subsidiary were not entitled to the benefits of the Irish Treaty, any income that we or that subsidiary earns that is treated as effectively connected with a U.S. trade or business, either directly or through agents, would be subject to tax in the United States at a rate of 35%. In addition, we or that subsidiary would be subject to the U.S. federal branch profits tax at a rate of 30% on its effectively connected earnings and profits considered distributed from the U.S. business. In addition, if we did not qualify for Irish Treaty benefits, certain U.S. source rental income not connected with a U.S. trade or business could be subject to withholding tax of 30% and certain U.S. source gross transportation income could be subject to a 4% gross transportation tax if an exemption did not apply.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the notes issued in the Securitization and borrowings under our Liquidity Facility and our Aircraft Acquisition Facility. 53 out of our 61 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining nine leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.
Sensitivity Analysis
The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.
Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase (decrease) in our variable interest rates would have increased or decreased our interest expense by $13.2 million and would have increased or decreased our revenues by $2.3 million on an annualized basis for the year ending December 31, 2008.
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
The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. As of December 31, 2008, the fair market value of our derivative liabilities was $113.4 million. A 100 basis-point increase in interest rate would reduce the fair market value of our derivative liabilities by $2.3 million and a 100 basis-point decrease would increase the fair market value by $2.4 million. The fair market value of our foreign exchange derivative asset was $2.4 million as of December 31, 2008. A 100 basis increase or decrease in interest rates would not be material.
Foreign Currency Exchange Risk
During 2008, we received substantially all of our revenue in U.S. dollars and paid substantially all of our expenses in U.S. dollars. We entered into one lease pursuant to which we receive part of the lease payments in euro. We entered into a foreign currency hedging transaction related to this lease. Although most of our revenues and expenses are in U.S. dollars, we will incur some of our expenses in other currencies, primarily the euro, and we may enter into additional leases under which we receive revenue in other currencies, primarily the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive most of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
As of December 31, 2008, an evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
(b) Management’s Annual Report on Internal Control over Financial Reporting
Management of Babcock & Brown Air Limited is responsible for establishing and maintaining adequate internal control over financial reporting for our company. With the participation of our Chief Executive Officer and our Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.
Our independent auditor, Ernst & Young LLP, a registered public accounting firm, has issued their report which is included below.
(c) Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Babcock & Brown Air Limited
We have audited Babcock & Brown Air Limited and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Babcock & Brown Air Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Babcock & Brown Air Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated balance sheets of Babcock & Brown Air Limited and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007 and our report dated March 3, 2009 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
San Francisco, California
March 3, 2009
(d) Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board has determined that Joseph M. Donovan, the Chairman of our Audit Committee of the Board of Directors, qualifies as an audit committee financial expert and is “independent” as defined under the applicable rules of the New York Stock Exchange. See Item 6 — Directors, Senior Management and Employees.
ITEM 16B. CODE OF ETHICS
We have adopted our (i) Board Governance Document, (ii) Code of Business Conduct and Ethics and (iii) Supplemental Code of Ethics for the Chief Executive Officer and Senior Financial Officers. These documents, along with the Audit Committee, Compensation Committee and Nominations and Corporate Governance Committee charters are available under “Corporate Governance” in the About Us section of our website (www.babcockbrownair.com).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountants for the year ended December 31, 2008 were Ernst & Young LLP.
The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the year ended December 31, 2008 and fees billed for other services rendered (in thousands):

	Amount	%
Audit fees(1)	$1,159	97.2%
Audit-related fees	—	—
Tax fees	—	—
All other fees	34	2.8%

Total	$1,193	100.0%

(1)	Audit fees include annual audit fees for B&B Air and its subsidiaries.
The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors. The fees incurred in 2008 were approved by the Audit Committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Issuer Purchases of Equity Securities
On June 21, 2008, our Board of Directors approved a share repurchase program authorizing B&B Air to repurchase up to $30.0 million of its shares through June 21, 2009. Subsequent to December 31, 2008, our Board of Directors approved an extension of the authorized share repurchase program to June 2010. B&B Air expects the purchases to be made from time to time in the open market or in privately negotiated transactions, and will be funded from available cash. The timing of the share repurchases under the program will depend on a variety of factors, including market conditions, and may be suspended or discontinued at any time.
The following table summarizes our repurchases of our common shares during 2008 under our repurchase program:

			Total Number of
			Shares	Approximate Dollar
			Purchased as Part	Value
	Total	Average	of a	of Shares that may
	Number	Price	Publicly	yet be
	of Shares	Paid Per	Announced	Purchased Under the
Period	Purchased	Share	Repurchased Plan	Plans or Programs
June 30, 2008	42,000	$10.18	42,000	$29.6 million
July 1 to 3, 2008	111,000	$10.05	153,000	$28.5 million
December 31, 2008 [1]	961,539	$5.20	1,114,539	$23.4 million

[1]	Pursuant to a stock purchase agreement by and between the Company and BBGP Aircraft Holdings Limited (“BBGP”), we purchased 961,539 ADSs from BBGP.

ITEM 16G. CORPORATE GOVERNANCE
The New York Stock Exchange requires companies with listed shares to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. companies. However, we have generally chosen to comply with the New York Stock Exchange’s corporate governance rules as though we were a U.S. company. Accordingly, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer under the New York Stock Exchange corporate governance rules.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
INDEX

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets of Babcock & Brown Air Limited as of December 31, 2008 and 2007	F-3
Consolidated Statements of Operations of Babcock & Brown Air Limited for the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007	F-5
Consolidated Statements of Shareholders’ Equity and Comprehensive Income of Babcock & Brown Air Limited for the period from May 3, 2007 (incorporation date) to December 31, 2007 and for the year ended December 31, 2008
F-6
Consolidated Statements of Cash Flows of Babcock & Brown Air Limited for the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007	F-8
Notes to Consolidated Financial Statements	F-10
Schedule I — Condensed Financial Information of Parent	F-38
Report of Independent Registered Public Accounting Firm	F-41
Predecessor Consolidated Balance Sheet as of December 31, 2007	F-42
Predecessor Consolidated Statements of Operations for the years ended December 31, 2007 and 2006	F-43
Predecessor Consolidated Statements of Member’s Capital for the years ended December 31, 2007 and 2006	F-44
Predecessor Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006	F-45
Notes to Predecessor Consolidated Financial Statements	F-47

Report of Independent Registered Public Accounting Firm
To the Board of Directors
and Shareholders of Babcock & Brown Air Limited
We have audited the accompanying consolidated balance sheets of Babcock & Brown Air Limited and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007. Our audit also included the financial statement schedule listed in the Index at Item 18. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Babcock & Brown Air Limited and subsidiaries at December 31, 2008 and 2007 and consolidated results of their operations and their cash flows for the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material aspects the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Babcock & Brown Air Limited and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2009 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
San Francisco, California
March 3, 2009

Babcock & Brown Air Limited
Consolidated Balance Sheets
AS OF DECEMBER 31, 2008 AND 2007
(Dollar amounts in thousands, except share and par value data)

	December 31, 2008	December 31, 2007

Assets
Cash and cash equivalents	$56,763	$15,616
Rent receivables	4,148	832
Restricted cash and cash equivalents	113,658	112,621
Flight equipment held for operating leases, net	1,830,612	1,309,142
Investment in direct finance leases, net	—	74,693
Deferred tax asset, net	40,734	36,712
Fair market value of derivative asset	2,368	—
Other assets, net	37,891	39,610

Total assets	2,086,174	1,589,226

Liabilities
Accounts payable and accrued liabilities	13,809	7,983
Rentals received in advance	9,476	7,675
Payable to related parties	2,728	1,651
Security deposits	35,664	22,899
Maintenance payment liability	88,526	49,850
Notes payable, net	826,301	850,660
Borrowings under aircraft acquisition facility	597,471	132,573
Fair market value of derivative liabilities	113,374	18,731
Other liabilities	9,412	6,702

Total liabilities	1,696,761	1,098,724

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 32,488,911 and 33,603,450 shares issued and outstanding at December 31, 2008 and 2007, respectively	32	34
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	499,882	506,339
Notes receivable for common shares	—	(1,827)
Retained earnings (deficit)	(16,584)	2,345

	December 31, 2008	December 31, 2007

Accumulated other comprehensive loss, net	(93,917)	(16,389)

Total shareholders’ equity	389,413	490,502

Total liabilities and shareholders’ equity	$2,086,174	$1,589,226

The accompanying notes are an integral part of this financial statement.

Babcock & Brown Air Limited
Consolidated Statements of Operations
FOR THE YEAR ENDED DECEMBER 31, 2008 AND FOR THE PERIOD FROM MAY 3, 2007
(INCORPORATION DATE) TO DECEMBER 31, 2007
(Dollar amounts in thousands, except share and per share data)

		Period from
		May 3, 2007
		(Incorporation
	Year ended	Date) to
	December 31,	December 31,
	2008	2007

Revenues
Operating lease revenue	$218,940	$26,042
Finance lease income	2,446	2,365
Gain on sale of aircraft	11,437	—
Interest and other income	3,315	4,927

Total revenues	236,138	33,334

Expenses
Depreciation	74,161	8,573
Interest expense	81,689	14,628
Hedging costs	—	1,725
Selling, general and administrative	20,989	4,866
Maintenance and other costs	4,307	165

Total expenses	181,146	29,957

Net income before provision for income taxes	54,992	3,377
Income tax provision	6,867	1,032

Net income	$48,125	$2,345

Weighted average number of shares — basic and diluted	33,524,074	12,584,008
Basic and diluted earnings per share	$1.44	$0.19
Dividends declared and paid per share	$2.00	$—
The accompanying notes are an integral part of this financial statement.

Babcock & Brown Air Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
FOR THE PERIOD FROM MAY 3, 2007 (INCORPORATION DATE) TO DECEMBER 31, 2007
(Dollar amounts in thousands, except share data)

						Notes		Accumulated
					Additional	Receivable		Other	Total	Total
	Manager Shares		Common Shares		Paid-in	for Common	Retained	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Shares	Earnings	Loss, net	Equity	Loss

Balance May 3, 2007 (incorporation date)	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common shares	—	—	1,000,000	1	9	—	—	—	10
Cancellation of common shares	—	—	(1,000,000)	(1)	(9)	—	—	—	(10)
Issuance of manager and common shares, net of underwriting fees and offering costs of $26,444	100	—	33,603,450	34	746,402	(321,354)	—	—	425,082
Collections of notes receivable for common shares and offering costs	—	—	—	—	—	319,527	—	—	319,527
Interest received on notes receivable for common shares	—	—	—	—	877	—	—	—	877
Deemed distribution to predecessor company, net	—	—	—	—	(240,940)	—	—	—	(240,940)
Net income	—	—	—	—	—	—	2,345	—	2,345	$2,345
Net change in the fair value of derivatives, net of deferred tax benefit of $2,342	—	—	—	—	—	—	—	(16,389)	(16,389)	(16,389)

Comprehensive loss, net										$(14,044)

Balance December 31, 2007	100	$—	33,603,450	$34	$506,339	$(1,827)	$2,345	$(16,389)	$490,502

The accompanying notes are an integral part of these consolidated financial statements

Babcock & Brown Air Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
FOR THE YEAR ENDED DECEMBER 31, 2008
(Dollar amounts in thousands, except share data)

						Notes		Accumulated
					Additional	Receivable	Retained	Other	Total	Total
	Manager Shares		Common Shares		Paid-in	for Common	Earnings	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Shares	(Deficit)	Loss, net	Equity	Loss

Balance December 31, 2007	100	$—	33,603,450	$34	$506,339	$(1,827)	$2,345	$(16,389)	$490,502
Collections of notes receivable for common shares	—	—	—	—	—	1,827	—	—	1,827
Dividends to shareholders	—	—	—	—	—	—	(67,054)	—	(67,054)
Other	—	—	—	—	140	—	—	—	140
Shares repurchased	—	—	(1,114,539)	(2)	(6,597)	—	—	—	(6,599)
Net income	—	—	—	—	—	—	48,125	—	48,125	$48,125
Net change in the fair value of derivatives, net of deferred tax benefit of $11,075	—	—	—	—	—	—	—	(77,528)	(77,528)	(77,528)

Comprehensive loss, net										$(29,403)

Balance December 31, 2008	100	$—	32,488,911	$32	$499,882	$—	$(16,584)	$(93,917)	$389,413

The accompanying notes are an integral part of this financial statement.

Babcock & Brown Air Limited
Consolidated Statements of Cash Flows
FOR THE YEAR ENDED DECEMBER 31, 2008 AND FOR THE PERIOD FROM MAY 3, 2007
(INCORPORATION DATE) TO DECEMBER 31, 2007
(Dollar amounts in thousands)

		Period from
		May 3, 2007
	Year ended	(Incorporation Date) to
	December 31, 2008	December 31, 2007

Cash Flows from Operating Activities
Net Income	$48,125	$2,345
Adjustments to reconcile net income to net cash flows provided by operating activities:
Gain on sale of aircraft	(11,437)	—
Depreciation	74,161	8,573
Amortization of debt issuance and extinguishment costs	7,532	1,467
Amortization of lease incentives	2,333	—
Amortization of lease discounts/premiums and other items	(1,910)	189
Direct finance lease income	(2,446)	(2,365)
Maintenance payment liability relieved	(8,463)	—
Deferred income taxes	7,054	36
Unrealized gain on derivative instruments	(156)	—
Proceeds from termination of swap contract	2,065	—
Changes in operating assets and liabilities:
Rent receivables	(3,316)	(832)
Other assets	(5,600)	(8,934)
Payable to related parties	430	1,651
Accounts payable and accrued liabilities	(1,973)	6,464
Rentals received in advance	1,801	7,675
Other liabilities	3,012	5,891

Net cash flows provided by operating activities	111,212	22,160

Cash Flows from Investing Activities
Acquisition of aircraft comprising the Initial Portfolio	(54,068)	(1,139,952)
Purchase of flight equipment	(451,579)	(228,423)
Deposits on flight equipment purchases	—	(700)
Lessor contribution to maintenance	(9,964)	—
Proceeds from sale of aircraft	42,145	—
Proceeds from direct finance lease	2,700	2,635

Net cash flows used in investing activities	(470,766)	(1,366,440)

Cash Flows from Financing Activities
Restricted cash and cash equivalents	(1,037)	(112,621)
Security deposits received	8,931	24,842
Security deposits returned	(5,913)	(1,943)
Maintenance payment liability receipts	39,137	7,590
Maintenance payment liability disbursements	(7,687)	—
Debt issuance costs	(894)	—
Proceeds from aircraft acquisition facility	464,898	122,908
Proceeds from issuance of notes payable, net	—	825,149
Repayment of notes payable	(24,908)	—

		Period from
		May 3, 2007
	Year ended	(Incorporation Date) to
	December 31, 2008	December 31, 2007

Proceeds from issuance of IPO shares, net	—	401,353
Proceeds from private placement shares	—	24,195
Shares repurchased	(6,599)	(10)
Interest received on notes receivable for common shares	—	877
Collections of notes receivable for common shares	1,827	67,556
Dividends paid	(67,054)	—

Net cash flows provided by financing activities	400,701	1,359,896

Net increase in cash	41,147	15,616
Cash at beginning of period	15,616	—

Cash at end of period	$56,763	$15,616

Supplemental Disclosure:
Cash paid during the period for:
Interest paid	$72,936	$10,168
Taxes paid	659 401	341

Noncash investing and financing activities:
Maintenance liabilities transferred for Initial Portfolio	—	42,259
Noncash consideration exchanged for aircraft	—	251,971
Noncash transactions from purchase of flight equipment:
Security deposits	10,693	—
Maintenance payment liability	15,689	—
Other liabilities	2,267
Noncash transactions from sale of aircraft:
Security deposits	(946)	—

The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
1. ORGANIZATION
Babcock & Brown Air Limited (the “Company” or “B&B Air”) is a Bermuda exempted company incorporated on May 3, 2007 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries, B&B Air Funding and B&B Air Acquisition.
Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company was organized under the laws of Ireland.
On October 2, 2007, the Company completed (i) its initial public offering (“IPO”) and issued 18,695,650 common shares in the form of American Depositary Shares at a public offering price of $23 per share; (ii) a private placement of 14,907,800 American Depositary Shares with Babcock & Brown and certain other equity investors of JET-i Holdings LLC, the parent company of JET-i Leasing LLC (“JET-i”), the predecessor company of B&B Air and certain funds managed by a company in which Babcock & Brown has an interest (together with the IPO, the “Offerings”); and (iii) issued $853.0 million of aircraft lease-backed Class G-1 notes at an offering price of 99.71282% or $850.6 million as part of a securitization transaction (the “Notes”) through its subsidiary, B&B Air Funding. Net underwriting fees and other offering costs totalled approximately $26.3 million.
The Company utilized the net proceeds from the Offerings and the Notes to finance the acquisition of its initial portfolio of 47 commercial jet aircraft (the “Initial Portfolio”). Forty-four of the aircraft in the Initial Portfolio were transferred to the Company from JET-i by the equity investors of JET-i Holdings LLC. The remaining three aircraft were acquired from companies managed by Babcock & Brown Limited, an Australian company (collectively including its subsidiaries, “Babcock & Brown”). A cash balance of approximately $120.8 million was retained by the Company to purchase additional aircraft.
As of December 31, 2007, the transfer of the 44 aircraft from JET-i and one aircraft from a company managed by Babcock & Brown had been completed. The Company completed the transfer of the remaining two aircraft in the Initial Portfolio in the first quarter of 2008. The aircraft in the Initial Portfolio transferred to the Company from JET-i were recorded by the Company at JET-i’s net book value as of the delivery date. A deemed distribution to the predecessor company was recorded by B&B Air representing the excess between the purchase price of the aircraft, including related assets and liabilities assumed by the Company over the aircraft’s carrying value as of delivery date. A deferred tax benefit was recorded for the difference in depreciable tax basis and the book value of the aircraft.
In accordance with the Company’s bye-laws, B&B Air issued 100 shares with a par value of $0.001 to Babcock & Brown Air Management Co. Limited (the “Manager Shares”) for no consideration. Subject to the provisions of the Company’s bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more the 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible to common shares and, except as provided for in the Company’s bye-laws, have no voting rights. (See Note 7)

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PREPARATION
B&B Air is a holding company that conducts its business through its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). All intercompany transactions and balances have been eliminated. The consolidated financial statements include the accounts of B&B Air and all of its subsidiaries. In instances where the Company is the primary beneficiary, B&B Air would consolidate a Variable Interest Entity (“VIE”) in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, as revised, Consolidation of Variable Interest Entities. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.
Certain amounts in the consolidated financial statements have been reclassified to conform to the current presentation. Such reclassification had no impact on the consolidated net income or shareholders’ equity.
USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with GAAP in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.
RISKS AND UNCERTAINTIES
The Company encounters several types of risk during the course of its business, including credit and market risks. Credit risk addresses a lessee’s or derivative counterparty’s inability to make contractually required payments. Market risk reflects the change in the value of derivatives and credit facilities due to changes in interest rate spreads or other market factors, including the value of collateral underlying the Company’s credit facilities.
Other types of risk encountered by the Company include the following:
▪	The success of the Company is dependent on the performance of the commercial aviation industry. A downturn in the industry could adversely impact the lessee’s ability to make payments, increase the risk of unscheduled lease termination and depress lease rates and the value of the Company’s aircraft.

▪	The Company will require access to the capital markets to refinance its current portfolio of aircraft and to grow its business through the acquisition of additional aircraft. Financing may not be available on acceptable terms or at all if the current dislocation of the financial markets continues. In addition, the Company is subject to risks associated with movements in interest rates, which may impact the Company’s obligations under its debt facilities and its derivative contracts. The Company also bears the credit risks of its counterparties in its derivative contracts.

▪	The Company also faces risks associated with its management and servicing arrangements. The Company relies on an external servicer to manage its business and service its aircraft portfolio. The

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
departure of any key employee or a significant number of professionals from the manager or servicer could have a material adverse effect on the Company’s performance.
CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.
RENT RECEIVABLES
Rent receivables represent unpaid lessee obligations under existing lease contracts. The allowance for doubtful accounts is maintained at a level believed by management to be adequate to absorb probable losses inherent in rent receivables and is established on a specific identification basis. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor’s operating environment and geographical areas, including regulatory and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2008 and 2007, the Company had no allowance for doubtful accounts.
RESTRICTED CASH AND CASH EQUIVALENTS
Pursuant to the Company’s credit agreements, payments received from lessees serve as collateral to the lenders and are thus subject to withdrawal restrictions. The Company’s restricted cash and cash equivalents consist primarily of (i) security deposits and certain maintenance payments received from lessees under the terms of various lease agreements, (ii) a portion of rents collected required to be held as cash collateral and (iii) other cash, all of which are subject to withdrawal restrictions pursuant to the order of priority governed by the Company’s credit agreements which are further described in Notes 6 and 7.
All restricted cash is held by major financial institutions in segregated accounts.
FLIGHT EQUIPMENT HELD FOR OPERATING LEASES
Flight equipment held for operating leases are recorded at cost and depreciated to estimated residual values on a straight-line basis over their remaining useful lives. Aircraft transferred from JET-i in conjunction with the Offerings were recorded by the Company at JET-i’s net book value as of the delivery date. Useful life is generally 25 years from the date of manufacture, except in the case of a converted freighter whose remaining useful life is determined based on the date of conversion. In such a case, the total useful life of the aircraft may extend beyond 25 years from the date of manufacture. Residual values are generally estimated to be 15% of original manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgement, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:
•	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
•	Flight equipment which is out of production and may have a shorter useful life or lower residual value due to obsolescence.
Estimated residual values and useful lives of flight equipment are reviewed and adjusted, if appropriate, at each reporting period. As of December 31, 2008 and 2007, management’s estimates of residual values for flight equipment held for operating leases averaged 14.4% and 14.9%, respectively, of the original manufacturer’s estimated realized price.
Major improvements and modifications incurred for an aircraft are capitalized and depreciated over the remaining life of the flight equipment.
Major improvements to be performed by the Company pursuant to the lease agreement are accounted for as lease incentives and are amortized against revenue over the term of the lease, assuming no lease renewals. Lessee specific modifications to the aircraft are capitalized and also amortized against revenue over the term of the lease. Generally, lessees are required to provide for repairs, scheduled maintenance and overhauls during the lease term and to be compliant with return conditions of flight equipment at lease termination. Costs paid by us for scheduled maintenance and overhauls in excess of amounts paid by lessees are capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.
At the time of an aircraft acquisition, the Company evaluates whether the lease acquired with the aircraft is at fair market value. A lease premium is recognized when it is determined that the acquired lease’s terms are above market value; lease discounts are recognized when it is determined that the acquired lease’s terms are below fair market value. Lease discounts are capitalized into other liabilities and amortized as additional rental revenue on straight-line basis over the lease term. Lease premiums are capitalized into other assets and deducted from rental revenue on a straight-line basis over the lease term.
FLIGHT EQUIPMENT HELD FOR SALE
In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), flight equipment is classified as held for sale when we commit to and commence a plan of sale that is reasonably expected to be completed within one year. Flight equipment held for sale is stated at the lower of carrying value or fair value less estimated cost to sell.
Flight equipment held for sale is not depreciated. Subsequent changes to the asset’s fair value, either increases or decreases, are recorded as adjustments to the carrying value of the flight equipment. However, any such adjustment would not exceed the original carrying value of the flight equipment held for sale. No flight equipment was held for sale as of December 31, 2008 or 2007.
IMPAIRMENT OF FLIGHT EQUIPMENT
In accordance with SFAS No. 144, the Company evaluates flight equipment for impairment at least annually and where circumstances indicate that the carrying amounts of such assets may not be recoverable. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will assess whether the carrying values of the flight equipment exceed the fair values and an impairment loss is required. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under current market conditions and assume adequate time for a sale between a willing and able buyer and a willing seller. Expected future lease rates are based on all relevant information available, including the existing lease, current contracted rates for similar aircraft, appraisal data and industry trends. Residual value assumptions generally reflect an aircraft’s salvage value, except where more recent industry information indicates a different value is appropriate.
The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs. There were no impairment losses recognized for the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007.
INVESTMENT IN DIRECT FINANCE LEASES
In accordance with SFAS No. 13, Accounting for Leases, the Company had recorded certain leases as Investment in Direct Finance Leases which consisted of lease receivables, plus the estimated residual value of the equipment on lease termination date less unearned income. Lease receivables represented the total rent to be received over the term of the lease reduced by rent already collected. Initial unearned income represented the amount by which the original sum of the lease receivable and the estimated residual value exceeded the original cost of the leased equipment. Unearned income was amortized to finance lease income over the lease term in a manner that produced a constant rate of return on the net investment in the lease.
As of December 31, 2007, the Company had four aircraft accounted for as direct finance leases. There were no aircraft accounted for as direct finance leases at December 31, 2008.
DERIVATIVE FINANCIAL INSTRUMENTS
The Company uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks. Derivatives are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), as amended. All derivatives are recognized on the balance sheet at their fair value. SFAS No. 133 contains hedge accounting provisions, which permit the change in the fair value of the item being hedged to be recognized into earnings in the same period and in the same income statement line as the change in the fair value of the derivative instrument. On the date that the Company enters into a derivative contract, the Company formally documents all relationships between the hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction.
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

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
At the hedge’s inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in cash flows of the derivative instrument have been highly effective in offsetting changes in the cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined that a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued. When this occurs, unrecognized gains and losses recorded on hedged assets and liabilities are amortized into income over the remaining life of the hedged item beginning no later than when hedge accounting ceases.
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
SECURITY DEPOSITS
In the normal course of leasing aircraft to third parties under its lease agreements, the Company receives cash or letters of credit as security for certain contractual obligations. At December 31, 2008 and 2007, security deposits represent cash received from the lessee that is held on deposit until termination of the lease.
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
Under the terms of the lease agreements, cash collected from lessees for future maintenance of the aircraft is recorded on the Consolidated Balance Sheet as maintenance payment liabilities. Maintenance payment liabilities are attributable to specific aircraft. Upon occurrence of qualified maintenance events, the lessee submits a request for reimbursement and upon disbursement of the funds, the liability is relieved.
In some leases, the lessor may be obligated to contribute to maintenance related expenses on an aircraft during the term of the lease. In other instances, the lessee or lessor may be obligated to make a payment to the other party at the end of lease based on a computation stipulated in the lease agreement. The calculation is based on the utilization and condition of the airframe, engines and other major life-limited components as determined at lease termination.
The Company may also incur maintenance expenses on off-lease aircraft. In accordance with FASB Staff Position No. AUG AIR 1, Accounting for Planned Maintenance Activities, scheduled major maintenance or overhaul activities and costs for certain high-value components that are paid by the Company are capitalized and depreciated over the period until the next overhaul is required. Amounts paid by the Company for minor maintenance, repairs and re-leasing of aircraft are expensed as incurred.
Maintenance payment liability balances at the end of a lease or any amount received as part of a redelivery adjustment are recorded as lease revenue at lease termination, including early termination upon a default. When flight equipment is sold, the maintenance payment liability amounts are generally remitted to the buyer in

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
accordance with the terms of the related agreements and are released from the balance sheet as part of the disposition gain or loss.
REVENUE RECOGNITION
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, they are deferred and recognized in the period in which the recognition criteria are met.
OPERATING LEASE REVENUE
The Company receives operating lease revenue from flight equipment held for operating leases. Rental income from aircraft is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee the option to extend the lease for an additional term. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when collection is not reasonably assured.
FINANCE LEASE INCOME
Revenue from direct finance leases is recognized on the interest method to produce a level yield over the life of the finance lease. Expected unguaranteed residual values of leased assets are based on the Company’s assessment of residual values and independent appraisals of the values of leased assets remaining at expiration of the lease terms.
TAXES
The Company provides for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement and tax basis of existing assets and liabilities at the enacted tax rates of the Company’s tax jurisdiction expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amount which management ultimately expects to be more-likely-than-not realized.
The Company applies FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which clarifies the accounting for a tax uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes.
NEW ACCOUNTING PRONOUNCEMENTS
Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), as amended, was adopted on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is applied in conjunction with other accounting pronouncements that require or permit fair value measurements. Adoption of SFAS No. 157 did not have a material impact on the Company’s financial position or results of operations or cash flows.
In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP FAS 157-1”). FSP FAS 157-1 amends SFAS No. 157 to exclude from its scope transactions accounted for in accordance with SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements. Accordingly, the Company will not change the way it evaluates accounting for leases under SFAS No. 13.
In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”). FSP FAS 157-2 delays the effective date of the Company’s application of SFAS No. 157 to 2009 for all non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. Non-recurring non-financial assets and liabilities include long-lived assets, such as our flight equipment, that are measured at fair value for purposes of impairment testing. The Company is assessing what impact, if any, the adoption of the provisions of FSP FAS 157-2 will have on non-recurring non-financial assets and liabilities on its consolidated financial statements.
In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP FAS 157-3”), which became effective upon issuance, including periods for which financial statements have not been issued. FSP FAS 157-3 clarifies the application of SFAS No. 157 and provides guidance in determining a financial asset’s fair market value in instances where an active market does not exist.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115 (“SFAS No. 159”) which gives entities the option to measure many financial instruments and certain other eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The Company adopted SFAS No. 159 on January 1, 2008 and elected not to measure any additional financial instruments at fair value for its financial assets and liabilities existing at January 1, 2008. The adoption of SFAS No. 159 had no impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS No. 141R”) which requires an acquiring entity to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the business acquired at their fair market values as of the acquisition date. SFAS No. 141R also requires the acquirer to measure goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the business acquired at the acquisition date over the fair values of the identifiable net assets acquired. The acquirer should also recognize and record into expense acquisition related transaction costs. SFAS No. 141R applies to any business combinations for which the acquisition date is on or after January 1, 2009. The Company is assessing what impact, if any, SFAS No. 141R may have on how the Company accounts for certain transactions.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS No. 161”) which changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 requires entities to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company adopted early the provisions of SFAS No. 161 in these consolidated financial statements.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP (the GAAP hierarchy). SFAS No. 162 provides sources for generally accepted accounting principles that an entity can utilize in determining an accounting treatment for a transaction or event, and categorizes these sources in descending order of authority.
3. FLIGHT EQUIPMENT UNDER OPERATING LEASES
As of December 31, 2007, the transfer of 45 of the 47 aircraft comprising the Company’s Initial Portfolio had been completed. The 44 aircraft transferred to the Company by JET-i were recorded by the Company at JET-i’s net book values as of the dates the aircraft were transferred. Four aircraft were accounted for as an Investment in Direct Finance Leases at acquisition and subsequently recorded as Flight Equipment Held for Operating Lease when the underlying leases were terminated (see Note 6). The two remaining aircraft comprising the Initial Portfolio were transferred to the Company in February 2008.
In addition to the Initial Portfolio, the Company through B&B Air Acquisition acquired seven aircraft during the period ended December 31, 2007 for an aggregate purchase price of $227.6 million. In the year ended December 31, 2008, B&B Air Acquisition acquired an additional ten aircraft for an aggregate purchase price of $465.9 million. These acquisitions were funded from borrowings made under the Aircraft Acquisition Facility (see Note 7).
Flight equipment held for operating lease consists of the following:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)

Cost	$1,910,798	$1,317,715
Accumulated depreciation	(80,186)	(8,573)

Net Flight Equipment Held for Operating Lease	$1,830,612	$1,309,142

The Company capitalized $17.8 million and $0.9 million of major maintenance expenditures for the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, respectively. These amounts have been included in Flight Equipment Held for Operating Lease.
The Company sold two aircraft in 2008 and recognized a gain on sale totalling $11.4 million. A portion of the proceeds received was used to repay the Note balance associated with the two aircraft (see Note 6).
As of December 31, 2008 and 2007, the Company had 62 and 48 aircraft held for operating lease, respectively. At December 31, 2008, 61 of the aircraft held for operating leases were on lease to 36 lessees, including one aircraft that will be delivered to the lessee in March 2009, with lease terms expiring between 2009 and 2018. One aircraft remains off-lease. At December 31, 2007, all of the 48 aircraft held for operating lease were on lease to 29 lessees.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
The distribution of operating lease revenue by geographic region is as follows:

			Period from May 3,
			2007 (Incorporation
	Year ended December		Date) to December 31,
	2008		2007
	(Dollars in thousands)

Europe, Middle East and Africa:
Germany	$16,353	7%	$1,416	5%
The Netherlands	13,990	6%	728	3%
United Kingdom	17,388	8%	3,120	12%
Switzerland	13,296	6%	1,083	4%
Other	42,167	20%	3,078	12%

Europe, Middle East and Africa — Total	103,194	47%	9,425	36%

Asia Pacific:
India	26,604	12%	2,189	8%
China	17,491	8%	3,827	15%
Other	3,553	2%	939	4%

Asia Pacific — Total	47,648	22%	6,955	27%

North America:
United States	39,180	18%	3,457	13%
Other	5,007	2%	433	2%

North America — Total	44,187	20%	3,890	15%

South and Central America:
Mexico	19,802	9%	4,086	16%
Other	4,109	2%	1,686	6%
South and Central America — Total	23,911	11%	5,772	22%

Total Operating Lease Revenue	$218,940	100%	$26,042	100%

The Company had no customer that accounted for 10% or more of total operating lease revenue for the year ended December 31, 2008 or for the period from May 3, 2007 (incorporation date) to December 31, 2007.
For the year ended December 31, 2008, the Company recognized redelivery adjustments on three expired leases totalling $3.2 million. These amounts have been included in operating lease revenue. For the period from May 3, 2007 (incorporation date) to December 31, 2007, the Company recognized no redelivery adjustments on expired leases.
For the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, the Company recognized $8.5 million and $0, respectively, in operating lease revenue for maintenance payment liabilities retained at the end of lease.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
The amortization of lease discounts, net of lease premiums which have been included as a component of operating lease revenue was $2.5 million and $0.2 million for the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, respectively. As of December 31, 2008 and 2007, the weighted average remaining lease term was 5.5 years and 6.1 years, respectively.
Presented below are the contracted future minimum rental payments due under non-cancellable operating leases, as of December 31, 2008. For leases that have floating rental rates based on the six-month LIBOR, the future minimum rental payments due assume that the rental payment due as of December 31, 2008 would be held constant for the duration of the lease.

Year ending December 31,	(Dollars in thousands)

2009	$221,612
2010	209,402
2011	192,022
2012	172,079
2013	140,087
Thereafter	268,701

Future Minimum Rental Payments under Operating Leases	$1,203,903

For the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, amortization of lease incentives which are recorded as a reduction of operating lease revenue totalled $2.3 million and $0, respectively. At December 31, 2008, lease incentive amortization for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)

2009	$4,238
2010	4,238
2011	4,238
2012	4,238
2013	2,833
Thereafter	889

Future amortization of lease incentives	$20,674

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
The distribution of the net book value of flight equipment by geographic region is as follows:

	December 31, 2008		December 31, 2007
	(Dollars in thousands)

Europe, Middle East and Africa:
Germany	$136,712	8%	$39,578	3%
The Netherlands	132,116	7%	24,743	2%
Spain	80,639	4%	73,055	6%
United Kingdom	76,120	4%	109,342	8%
Switzerland	42,394	2%	45,905	3%
Other	381,310	21%	139,354	11%

Europe, Middle East and Africa — Total	849,291	46%	431,977	33%

Asia Pacific:
India	263,450	15%	230,553	18%
China	148,731	8%	154,272	12%
Other	37,689	2%	39,070	2%

Asia Pacific— Total	449,870	25%	423,895	32%

North America:
United States	315,972	17%	199,881	15%
Other	40,603	2%	42,047	4%

North America — Total	356,575	19%	241,928	19%

South and Central America:
Mexico	155,710	9%	162,326	12%
Other	—	—	49,016	4%

South and Central America — Total	155,710	9%	211,342	16%

Off-lease — Total	19,166	1%	—	—

Total Flight Equipment	$1,830,612	100%	$1,309,142	100%

The classification of operating lease revenues and the net book value of flight equipment by geographic region in the tables and discussion above is based on the principal operating location of the aircraft lessee.
4. INVESTMENT IN DIRECT FINANCE LEASES
At December 31, 2007, the Company’s net investment in direct finance leases was attributable to four aircraft leased to one lessee. On April 2, 2008, the lessee filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and ceased all operations. In connection with its filing, the lessee made a first day motion to reject these aircraft leases. This motion was granted on April 8, 2008 and the leases were terminated as of that date. The lessee was current on its rent payments through March 31, 2008. The Company has repossessed all four aircraft and has re-leased three aircraft.
With the termination of the direct finance leases, the aircraft are now accounted for as flight equipment held for operating lease. For the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
date) to December 31, 2007, the Company recognized $2.4 million finance lease income in each respective period. The implicit interest rates in the finance leases ranged from 13% to 15%.
The Company’s net investment in direct finance leases consisted of the following:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)

Total minimum lease payments receivable	$—	$142,200
Estimated unguaranteed residual value of leased assets	—	41,200
Unearned finance income	—	(108,707)
Net Investment in Direct Finance Leases	$—	$74,693

5. OTHER ASSETS
The principal components of the Company’s other assets are as follows:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)

Loan issuance costs, net	$27,018	$33,599
Lease premiums	4,120	4,745
Other assets	6,753	1,266
Total Other Assets	$37,891	$39,610

For the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, the Company amortized $6.9 million and $1.5 million, respectively, of loan issuance cost into interest expense.
In connection with the required partial repayment of its Notes Payable related to the sale of two aircraft, the Company expensed $0.6 million of loan issuance costs. (See Note 6) As of December 31, 2008 and 2007, the accumulated amortization associated with the loan issuance costs was $8.3 million and $1.5 million, respectively.
For the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, amortization of lease premiums recorded against lease income totalled $0.6 million and $37,000, respectively.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
The amortization into lease income of unamortized lease premiums at December 31, 2008 for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)

2009	$601
2010	601
2011	601
2012	601
2013	601
Thereafter	1,115

Total future amortization of lease premiums	$4,120

6. NOTES PAYABLE
Concurrent with the Company’s completion of its IPO on October 2, 2007 (the “Closing Date”), B&B Air Funding issued Notes that generated net proceeds of approximately $850.6 million after deducting initial purchaser’s discounts. The Notes were issued at a price of 99.71282% and are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by B&B Air. The proceeds from the Notes were used to partially finance the acquisition of the Initial Portfolio.
The Notes are secured by: (i) first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding; (ii) interests in the leases of the aircraft they own; (iii) cash held by or for them; and (iv) rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the insurance policy provider. Rentals paid under leases and proceeds from the sale of aircraft are placed in the collections account and paid out according to the priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland and in any additional aircraft of B&B Air Funding that may be registered prior to October 2, 2009. B&B Air Funding may not encumber the aircraft in our Initial Portfolio or incur additional indebtedness except as permitted under the securitization related documents. Interest is payable monthly based on the current one-month London Interbank Offered Rate (“LIBOR”) plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and in certain circumstances, principal on the Notes.
The financial guaranty insurance policy (the “Policy”) issued by the Policy Provider supports the payment of interest due on the Notes and the payment of the outstanding principal balance of the Notes on the final maturity date and, under certain circumstances, prior thereto. A downgrade of the Policy Provider’s credit rating or its failure to meet its obligations under the Policy will not have a direct impact on B&B Air Funding’s obligations or rights under the Notes.
Up to and until July 2010, there are no scheduled principal payments on the Notes and for each month between July 2010 and August 2012, there will be scheduled minimum principal payments of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Effectively, after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. The final maturity date of the Notes is November 14, 2033.
As of December 31, 2008 and 2007, the Notes had an outstanding balance of $828.1 million and $853.0 million, respectively. The unamortized discount associated with the Notes totalled $1.8 million and $2.3 million as of December 31, 2008 and 2007, respectively. Accrued interest totalled $0.7 million and $2.3 million at December 31, 2008 and 2007, respectively. The interest rate on the Notes at December 31, 2008 and 2007, including the premium payable under the Policy, was 1.87% and 5.65% per annum, respectively. For the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, the effective average interest rate of the Notes Payable including the interest rate swap payments made was 5.69% and 6.21%, respectively. (See Note 8)
The Company may, on a payment date, redeem the Notes in whole or from time to time in part, at the following redemption prices, expressed as percentages of principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption, if redeemed on the dates indicated below:

Redemption Date	Price

Before October 14, 2009	101.00%
On or after October 14, 2009, but before April 14, 2010	100.36%
On or after April 14, 2010, but before October 14, 2010	100.27%
On or after October 14, 2010, but before April 14, 2011	100.17%
On or after April 14, 2011, but before October 14, 2011	100.09%
On or after October 14, 2011	100.00%
Pursuant to the indenture governing the Notes, a portion of the proceeds received from the sale of any aircraft included in the Initial Portfolio must be applied to repay the debt allocated to such aircraft. In connection with the sale of two aircraft in 2008, the Company repaid approximately $24.9 million of associated debt. The partial debt repayment resulted in the recognition of an additional $0.1 million of debt discount.
B&B Air Funding is subject to covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. A breach of the financial or operating covenants could result in the acceleration of the Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale. As of December 31, 2008, B&B Air Funding was not in default under the Notes.
In connection with the issuance of the Notes, B&B Air Funding also entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Note Liquidity Facility. As of December 31, 2008 and 2007, B&B Air Funding had not drawn on the Note Liquidity Facility.
The servicing agreement between the Company and BBAM may be terminated prior to its scheduled termination date in the case of certain events, including:
•	Babcock & Brown ceasing to own at least 50.1% of the voting or economic interest in BBAM; or

•	The bankruptcy or insolvency of BBAM or Babcock & Brown International Pty Ltd.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
If either of the above servicer termination events occurs, B&B Air Funding, with the prior consent of the Policy Provider under the securitization transaction (or the Policy Provider alone, if an event of default under the indenture has occurred and is continuing) may substitute BBAM with a replacement servicer upon receipt of a rating agency confirmation from each rating agency. A servicer termination event under the servicing agreement does not give rise to an event of default under the indenture.
7. AIRCRAFT ACQUISITION FACILITY

		Balance as of	Balance as of
Aircraft Acquisition Facility:	Facility Limit	December 31, 2008	December 31, 2007
	(Dollars in thousands)

Principal — Tranche A	$920,000	$413,471	$—
Principal — Tranche B	184,000	184,000	132,573
Borrowings under aircraft acquisition facility	1,104,000	597,471	132,573
Equity Tranche	96,000	96,000	96,000

Total Aircraft Acquisition Facility	$1,200,000	$693,471	$228,573

On November 7, 2007, B&B Air Acquisition entered into a revolving credit facility (the “Aircraft Acquisition Facility”) that provides for up to $1.2 billion of additional aircraft financing consisting of a $920.0 million Tranche A, $184.0 million Tranche B and a $96.0 million equity tranche from B&B Air. Borrowings under the Aircraft Acquisition Facility, which are subject to customary terms and conditions, are made in reverse order of priority such that the equity tranche is utilized first, then Tranche B and then Tranche A. Tranches A and B are provided by a consortium of third party lenders. The agent for our Aircraft Acquisition Facility has the right to approve funding requests in its sole discretion prior to the end of the availability period. In addition, B&B Air Acquisition funded $16.0 million into a cash collateral account for the benefit of the lenders. B&B Air Acquisition continues to fund the cash collateral account periodically in accordance with the facility agreement. As of December 31, 2008 and 2007, the cash collateral account had a balance of $22.3 million and $16.2 million, respectively.
The Aircraft Acquisition Facility provides that borrowings under Tranches A and B will be limited such that the outstanding combined amounts under such tranches may not exceed the borrowing base equal to the sum of: (i) 85% of the sum of the appraised value of the underlying aircraft, (ii) 50% of the maintenance reserve balance and (iii) 100% of the cash collateral account. If the borrowing base falls below this level, in order to avaoid an event of default, B&B Air Acquisition would be required to contribute additional collateral to increase the borrowing base or cash in an amount equal to the deficiency to reduce the outstanding principal balance. When the availability period ends, all available cash flow from the aircraft held by B&B Air Acquisition is required to be applied to the outstanding principal after payment of interest and certain expenses. Subject to an extension by the lenders as provided in the agreement, all amounts outstanding at November 6, 2012 must be repaid in four quarterly instalments. Borrowings under the Aircraft Acquisition Facility are secured by (i) the equity ownership and beneficial interests in B&B Air Acquisition and its subsidiaries, and (ii) a security interest in the underlying aircraft and related leases. In addition, the lenders are granted a first priority, perfected security interest in derivative agreements entered into by B&B Air Acquisition.
Tranche A borrowings accrue interest at a one-month LIBOR based rate plus a margin of 1.25%. Tranche B borrowings accrue interest at a one-month LIBOR based rate plus 4.00%. The interest rate, which resets monthly was 2.45% and 5.20% for Tranche A and B borrowings, respectively, at December 31, 2008. At December 31, 2007, the Company did not have any Tranche A borrowings and Tranche B borrowings accrued interest at 9.03% per annum. For the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, the effective average interest rate of the Aircraft Acquisition Facility

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
including the payments made on interest rate swap hedge contracts entered into on borrowings made under the facility, was 6.73% and 11.94%, respectively. (See Note 8)
Any unpaid amounts under the Aircraft Acquisition Facility are carried forward and accrue interest at the applicable interest rates for each tranche. The applicable margin on the Tranche A borrowings will increase by 0.25% at the end of the availability period. The first quarterly instalment of principal is due on November 6, 2012, and after that date the applicable margin for Tranche A and Tranche B increases by 0.25% per quarter up to a maximum margin of 3.75% and 8.00% for Tranche A and B borrowings, respectively.
Unutilized amounts under Tranche A accrue commitment fees of 0.3% per annum of the daily average unutilized balance. In order of security interest, Tranche A ranks above Tranche B, and both Tranche A and B rank above the equity tranche.
The availability period for the borrowings under the Aircraft Acquisition Facility is expected to end on November 6, 2009. However, certain events, including a servicer replacement event under the servicing agreement for the Aircraft Acquisition Facility, could result in the earlier termination of the availability period. A servicer replacement event includes the following, some of which also constitute events of default under the Aircraft Acquisition Facility:
•	Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air;

•	Babcock & Brown ceases to hold at least 51% of the capital stock of BBAM;

•	BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent;

•	Any Babcock & Brown Limited annual or quarterly financial statement required to be delivered as described above contains a going-concern or similar qualification;

•	The insolvency of BBAM or any significant subsidiary of BBAM; and

•	A BBAM default on recourse debt over $25 million.
The occurrence of any of these events would immediately end the availability period for the Aircraft Acquisition Facility and accelerate the date on which the Company is required to apply all of the available cash flow from the aircraft owned by B&B Air Acquisition to repay amounts due under the Aircraft Acquisition Facility. In addition, on the occurrence of a servicer replacement event, B&B Air Acquisition (with the consent of the agent) or the agent on the direction of two-thirds of the Tranche A and Tranche B lenders combined, may terminate the service agreement.
An event of default under the Aircraft Acquisition Facility would be triggered if Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air and at least 51% of the capital stock of BBAM. As of December 31, 2008, B&B holds 14.7% of B&B Air’s outstanding shares.
Babcock & Brown has announced a restructuring of its corporate debt facilities which requires it to sell all of its assets over the next two to three years. Although no definitive transaction has been announced, the Company expects Babcock & Brown to sell all of its aviation related assets, including BBAM and the common shares of B&B Air owned by them, either of which could result in an event of default under the Aircraft Acquisition Facility.
The Aircraft Acquisition Facility also contains affirmative covenants customary for secured aircraft financings. Further, B&B Air Acquisition must maintain certain interest coverage ratios and the aircraft in B&B Air

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
Acquisition’s portfolio must comply with certain concentration limits. A breach of these requirements would be an event of default under the Aircraft Acquisition Facility.
If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of two-thirds of the Tranche A and Tranche B lenders combined may demand immediate repayment of all outstanding borrowings under the Aircraft Acquisition Facility. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the amounts due under the Aircraft Acquisition Facility after the occurrence of any event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to B&B Air. There were no events of default under the Aircraft Acquisition Facility as of December 31, 2008.
8. DERIVATIVES
The Company uses interest rate swap contracts to hedge the variable interest payments due on (i) the Notes and (ii) borrowings under the Aircraft Acquisition Facility, allocable to aircraft under fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of December 31, 2008 and 2007, the Company had entered into interest rate swap contracts with notional amounts aggregating $1,260.3 million and $766.4 million, respectively. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $113.4 million and $18.7 million as of December 31, 2008 and 2007, respectively.
To mitigate its exposure to foreign currency exchange fluctuations, the Company entered into a cross currency coupon swap contract in March 2008 in conjunction with a lease in which a portion of the lease rentals are denominated in Euros. Pursuant to the cross currency swap, the Company received $1.7 million quarterly based on a fixed Euro to U.S. Dollar conversion rate of 1.5279 per Euro during the term of the swap contract. In September 2008, the Company terminated this swap contract and received settlement proceeds totalling $2.1 million which will be amortized into operating lease revenue through April 15, 2016, the original contract maturity date.
The Company subsequently entered into a new cross currency coupon swap contract that provides for the quarterly receipt of $1.7 million based on a fixed Euro to U.S. Dollar conversion rate of 1.4452 per Euro during the term of the swap contract. The new contract matures on January 15, 2016. As of December 31, 2008, the unrealized fair market value gain on the cross currency swap contract, reflected as a derivative asset, was $2.4 million.
The Company’s interest rate and foreign currency derivatives are accounted for as cash flow hedges. The changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive loss, net of a provision for income taxes. For the periods ended December 31, 2008 and 2007, the Company recorded respectively as a component of accumulated other comprehensive loss a net unrealized loss of $77.5 million, after the applicable net tax benefit of $11.1 million, and an unrealized loss of $16.4 million, after the applicable tax benefit of $2.3 million, respectively. (See Note 12)

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of B&B Air’s credit risk in valuing derivative liabilities. In its assessment of non-performance risk, the Company considers if applicable netting arrangements under master netting agreements, any collateral requirement, and the priority of derivative payments in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.
As of December 31, 2008, the Company had the following derivative liabilities (dollar amounts in thousands):

								Gain
								Reclassified
					Adjusted		Loss	from
			Fair		Fair		Recognized in	Accumulated
		Swap	Market		Market		Accumulated	Other
	Hedge	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
Maturity	Interest	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Date	Rate	Amount	Liability	Adjustment	Liability	Benefit	Loss	Income

Interest rate swap contracts:
10/14/2015	4.93%	$299,530	$(34,363)	$1,809	$(32,554)	$4,069	$(28,485)	$—
10/14/2015	4.93%	299,530	(34,363)	1,809	(32,554)	4,069	(28,485)	—
11/15/2015	4.36%	28,876	(3,405)	207	(3,198)	400	(2,798)	—
12/15/2015	4.37%	28,878	(3,437)	212	(3,225)	403	(2,822)	—
9/15/2015	4.36%	29,335	(3,434)	206	(3,228)	403	(2,825)	—
11/15/2015	4.37%	29,109	(3,467)	212	(3,255)	407	(2,848)	—
1/14/2015	3.40%	63,747	(4,061)	178	(3,883)	485	(3,398)	—
3/15/2018	3.31%	254,592	(12,298)	534	(11,764)	1,470	(10,294)	—
8/15/2015	3.85%	46,242	(2,736)	122	(2,614)	327	(2,287)	—
5/15/2016	4.49%	61,838	(6,116)	352	(5,764)	721	(5,043)	—
3/15/2015	4.22%	41,071	(3,304)	173	(3,131)	391	(2,740)	—
4/15/2015	4.07%	37,504	(3,201)	172	(3,029)	379	(2,650)	—
10/15/2016	4.25%	40,025	(3,637)	224	(3,413)	428	(2,985)	—
Accrued interest		—	(1,762)	—	(1,762)	—	—	—
Total - derivative liabilities		$1,260,277	$(119,584)	$6,210	$(113,374)	$13,952	$(97,660)	$—

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
As of December 31, 2008, the Company had the following derivative asset (dollar amounts in thousands):

								Gain
								Reclassified
					Adjusted		Gain	from
			Fair		Fair		Recognized in	Accumulated
	EURO to	Swap	Market		Market		Accumulated	Other
	US Dollar	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
Maturity	Conversion	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Date	Rate	Amount	Instrument	Adjustment	Instrument	Liability	Loss	Income

Cross currency coupon swap contract:
1/15/2016	1EURO to US1.4452	$1,650	$2,521	$(153)	$2,368	$(296)	$2,072	$—
Terminated Contract		—	—	—	—	(239)	1,671	96
Total — derivative asset		$1,650	$2,521	$(153)	$2,368	$(535)	$3,743	$96

The amount amortized into operating lease revenue for the proceeds received from the terminated cross currency coupon swap contract, for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)

2009	$257
2010	295
2011	296
2012	279
2013	264
Thereafter	519

Total future amortization of terminated cross currency coupon swap contract	$1,910

To protect against rising interest rates in connection with the Company’s IPO and Securitization, JET-i entered into two interest rate swap options in 2007 for the benefit of B&B Air. The interest rate swap options provided the Company with an option to enter into interest rate swap agreements for a portion of the Notes at a fixed rate of 5.43%. In September 2007, the Company agreed to share a portion of the cost of the interest rate swap option with JET-i and recorded into expense its share of the hedging costs amounting to $1.7 million.
9. INCOME TAXES
B&B Air is a tax-resident of Ireland and has subsidiaries in Ireland and France that are tax residents in those jurisdictions. In calculating net trading income, B&B Air and its Irish-tax-resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on its aircraft. In general, Irish-resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. B&B Air’s French-resident subsidiaries pay a corporation tax of 30.38% on their net trading income.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
Income tax expense by jurisdiction is shown below:

		Period from May 3,
		2007 (Incorporation
	Year ended	Date) to
	December 31, 2008	December 31, 2007
	(Dollars in thousands)

Deferred tax expense:
Ireland	$7,054	$36

Current tax expense (benefit):
Ireland:
Current	286	996
Adjustment for prior period’s tax provision	(868)	—
France	52	—
United States	343	—
Current tax expense (benefit) — total	(187)	996

Total Income Tax Expense	$6,867	$1,032

For the period from May 3, 2007 (incorporation date) to December 31, 2007, the Company had accounted for certain interest income it had earned as non-trading income, taxed at the 25% tax rate. In 2008, the Irish Revenue Commissioners allowed this interest to be treated as trading income, taxable at the 12.5% rate.
Subject to limitations under current Irish tax regulation, U.S. withholding taxes paid by the Company may be deducted as additional expense or credited against its Irish tax liability.
The principal components of the Company’s net deferred tax asset are as follows:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)

Ireland:
Excess of tax basis over book basis of aircraft	$4,196	$29,554
Net operating loss carryforwards	23,121	4,816
Net unrealized losses on derivative instruments	13,417	2,342

Deferred Tax Asset, Net	$40,734	$36,712

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
The table below is a reconciliation of the Irish statutory corporation tax rate of 12.5% on trading income to the Company’s recorded income tax expense (benefit):

		Period from May 3,
		2007 (Incorporation
	Year ended	Date) to
	December 31, 2008	December 31, 2007
	(Percentage)

Irish statutory corporate tax rate on trading income	12.5%	12.5%
Incremental effect of higher tax rate on non-trading income	0.5%	18.3%
Adjustment for prior period’s tax provision	(1.6%)	—
Other	1.1%	(0.2%)

Income tax expense	12.5%	30.6%

10. OTHER LIABILITIES
The following table describes the principal components of the Company’s other liabilities:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)

Unamortized lease discounts	$4,887	$5,760
Other	4,525	942

Total Other Liabilities	$9,412	$6,702

For the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, amortization of lease discounts recorded into rental revenue totalled $3.1 million and $0.2 million, respectively.
The amortization into lease income of unamortized lease discounts at December 31, 2008 for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)

2009	$2,574
2010	867
2011	338
2012	338
2013	338
Thereafter	432

Total future amortization of lease discounts	$4,887

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
11. SHAREHOLDERS’ EQUITY
On October 2, 2007, the Company completed its IPO and issued 33,603,450 common shares at an offering price of $23.00 per share. The Company received approximately $430.0 million in cash and approximately $318.7 million in the form of interest-bearing notes before offering costs. The notes receivable for common shares accrued interest at 4.00%. As of December 31, 2007, the notes receivable for common shares had an aggregate outstanding principal balance of approximately $1.8 million and was fully collected in January 2008. In connection with the Offerings, B&B Air incurred costs including underwriting, legal and other professional fees aggregating $26.3 million.
In connection with the transfer of aircraft from JET-i to the Company, B&B Air recorded a deemed distribution to the predecessor company of $240.9 million representing the excess of the acquisition costs, including related liabilities assumed by the Company, over the aircraft’s recorded value as of the delivery date. The deemed distribution was recorded into additional paid-in capital.
During the year ended December 31, 2008, the Company declared and paid dividends of $2.00 per share or $67.1 million. Subsequent to December 31, 2008, the Company declared a dividend of $0.20 per share or approximately $6.5 million. The dividend was paid on February 20, 2009 to shareholders of record at February 6, 2009.
In June 2008, the Company’s Board of Directors approved a share repurchase program. The program authorizes the Company to repurchase up to $30.0 million of its shares through June 21, 2009. The Board of Directors subsequently approved an extension of the share repurchase program through June 2010. As of December 31, 2008, the Company had repurchased 1,114,539 shares at an average cost of $5.92 per share, or $6.6 million.
12. ACCUMULATED COMPREHENSIVE LOSS
The components of comprehensive loss for the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007 are presented below:

		Period from
		May 3, 2007
		(Incorporation
	Year ended	Date) to
	December 31,	December 31,
	2008	2007
	(Dollars in thousands)
Net income	$48,125	$2,345
Unrealized loss on derivative instruments, net of tax benefit	(77,528)	(16,389)

Total comprehensive loss	$(29,403)	$(14,044)

As of December 31, 2008 and 2007, the accumulated other comprehensive loss, net of tax benefits, totalled $93.9 million and $16.4 million, respectively.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
13. EARNINGS PER SHARE
The Company calculates earnings per share in accordance with SFAS No. 128, Earnings per Share. Basic and diluted earnings per share are calculated by dividing net income by the weighted average number of shares outstanding for the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007. The Company has presented pro forma earnings per share for the period ended December 31, 2007 as if the IPO had occurred on May 3, 2007 (incorporation date).

	Year ended	Period from May 3, 2007 (Incorporation Date)
	December 31, 2008	to December 31, 2007
	Basic and diluted	Basic and diluted	Pro forma
	(Dollars in thousands, except share and per share data)
Numerator
Net income	$48,125	$2,345	$2,345
Denominator
Weighted average number of shares outstanding for the period	33,524,074	12,584,008	33,603,450
Earnings per share	$1.44	$0.19	$0.07
The Manager may elect to receive incentive fee payments under the management agreement in the form of shares. The Company does not have any other outstanding contracts or securities that could result in the issuance of common shares and potentially dilute net income per share. No incentive fee was earned by the Manager during the year ended December 31, 2008 or for the period from May 3, 2007 (incorporation date) to December 31, 2007.
14. COMMITMENTS AND CONTINGENCIES
The Company has assumed an agreement entered into by JET-i Leasing LLC, its predecessor company, with an unrelated third party to sell one of the aircraft in the Initial Portfolio for a base purchase price of approximately $11.8 million upon expiration of the current underlying operating lease in October 2010.
From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.
15. RELATED PARTY TRANSACTIONS
B&B Air has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with Babcock & Brown. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
expenses that may be payable to the Manager may be reduced for any like payments made to other Babcock & Brown affiliates.
Pursuant to the Agreements, Babcock & Brown is entitled to receive servicing fees. With respect to the Company’s Initial Portfolio and aircraft acquired subsequently that will be held by B&B Air Funding, Babcock & Brown is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% and 1.0%, respectively, of the aggregate amount of aircraft rent due and rent actually collected. With respect to aircraft acquired that will be held by B&B Air Acquisition, Babcock & Brown is entitled to receive a fee equal to 3.5% of the aggregate amount of rent actually received for such aircraft. For the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, total base and rent fees incurred amounted to $7.1 million and $1.2 million, respectively.
Babcock & Brown is entitled to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to adjustments tied to the Consumer Price Index. In addition, Babcock & Brown is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum commencing on the month that the Aircraft Acquisition Facility became available. For the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, $1.0 million and $0.2 million of administrative fees were paid to Babcock & Brown.
For its role as exclusive arranger, Babcock & Brown receives a fee equal to 1.5% of the purchase price of aircraft acquired, excluding aircraft included in the Initial Portfolio. Babcock & Brown also receives 1.5% of the sales proceeds of all disposed aircraft. For the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, $7.0 million and $3.4 million of fees were incurred for aircraft purchased by B&B Air Acquisition, respectively. For the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, $0.6 million and $0 of fees were incurred for aircraft disposition.
Babcock & Brown is also eligible for an incentive fee. The incentive fee is payable if the Company’s quarterly dividends exceed certain specified targets. No incentive fee was earned by Babcock & Brown during the year ended December 31, 2008 or for the period from May 3, 2007 (incorporation date) to December 31, 2007.
The Company makes monthly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and certain corporate overhead costs related to B&B Air, (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. For the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, the Company incurred and paid $6.0 million and $1.5 million of Management Expenses, respectively.
In connection with its services, Babcock & Brown incurs expenses such as insurance, legal and professional advisory fees on behalf of the Company. As of December 31, 2008 and 2007, the Company had $0.8 million and $1.0 of reimbursable expenses due to Babcock & Brown, respectively.
In December 2008, in connection with its share repurchase program, the Company repurchased 961,539 shares from a fund in which Babcock & Brown has an interest. The shares were repurchased at a price of $5.20 per share, or $5.0 million pursuant to a Stock Purchase Agreement. The price per share paid was calculated based on 90% of the five-day value weighted average price, as defined in the agreement, preceding the trade day.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
Under the Agreements, the Company’s minimum long-term contractual obligations with Babcock & Brown as of December 31, 2008 consist of the following:

	2009	2010	2011	2012	2013	Thereafter	Total
	(Dollars in thousands)
Fixed base fee payments (1)	$1,816	$1,816	$1,816	$1,816	$1,816	$9,082	$18,162
Fixed administrative agency fee payments due from B&B Air Funding (1)	757	757	757	757	757	3,783	7,568
Fixed administrative agency fee payments due from B&B Air Acquisition	240	240	240	240	160	—	1,120
Fixed payments for Management Expenses (1)	6,054	6,054	6,054	6,054	6,054	113,513	143,783

Total	$8,867	$8,867	$8,867	$8,867	$8,787	$126,378	$170,633

(1)	Amounts in the table assume CPI rates in effect for 2009 remain constant in future periods.
16. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, rent receivables, accounts payable, accrued liabilities, security deposits, maintenance payment liability, derivative instruments, notes payable and Aircraft Acquisition Facility. The fair value of the Company’s unrestricted and restricted cash and cash equivalents, rent receivables, accounts payable and accrued liabilities approximates their carrying value. The estimated fair values of the security deposits and maintenance payment liabilities approximates the Company’s contractual obligations under the lease agreements.
The fair values of the Company’s Notes and Aircraft Acquisition Facility are calculated based on discounted cash flows and on the current incremental borrowing rate. The Notes and borrowings under the Aircraft Acquisition Facility bear floating rates of interest which reset monthly to a market benchmark rate plus a credit spread. The estimated fair values of the Company’s notes receivable approximate the carrying amounts reported in the consolidated balance sheet as of December 31, 2007.
Fair value of an asset is defined as the price at which that asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgement, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
The carrying amounts and fair values of our financial instruments are as follows:

	December 31, 2008		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$826,301	$413,151	$850,550	$749,876
Aircraft Acquisition Facility	597,471	491,301	132,573	132,573
Derivative asset	2,368	2,368	—	—
Derivative liabilities	113,374	113,374	18,731	18,731

In accordance with SFAS No. 157, assets and liabilities recorded at fair value in the consolidated balance sheets are categorized based upon the level of judgement associated with the inputs used to measure their fair value. The hierarchy levels established by SFAS No. 157 gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 requires fair value measurements to be disclosed by level within the following fair value hierarchy:
Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.
Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.
As of December 31, 2008 and 2007, the categorized liabilities of the Company measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
At December 31, 2008:
Derivative asset	$—	$2,368	$—	$2,368
Derivative liabilities	—	113,374	—	113,374

At December 31, 2007:
Derivative liabilities	—	18,731	—	18,731

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
17. UNAUDITED QUARTERLY CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The unaudited quarterly financial statements for the year ended December 31, 2008 are presented below:

	March 31,	June 30,	September 30,	December 31,
(Dollars in thousands, except shares and per share data)	2008	2008	2008	2008

Total revenues	$51,945	$57,199	$66,310	$60,684
Net income (loss)	$11,684	$11,062	$16,029	$9,350
Earnings (loss) per share	$0.35	$0.33	$0.48	$0.28

The unaudited quarterly financial statements for the period covering May 3, 2007 (incorporation date) to December 31, 2007 are presented below:

	From May 3, 2007
	(incorporation	Three months ended
	date) to	September 30,	December 31,
(Dollars in thousands, except shares and per share data)	June 30, 2007	2007	2007

Total revenues	$—	$—	$33,334
Net income (loss)	$—	$(2,070)	$4,415
Earnings (loss) per share	$—	$—	$0.13
Pro forma earnings (loss) per share	$—	$(0.06)	$0.13

The Company has presented pro forma earnings per share for the period ended December 31, 2007 as if its initial public offering had occurred on May 3, 2007 (incorporation date).
18. SUBSEQUENT EVENTS
On January 22, 2009, the Company declared a dividend of $0.20 per share or approximately $6.5 million. The dividend was paid on February 20, 2009 to shareholders of record at February 6, 2009.
In connection with the early termination of four leases, the Company reached a settlement with the guarantor of these leases in January 2009. Under the terms of the settlement agreement, the Company received a payment of approximately $6.3 million in February 2009 which will be reflected in Other Income in the first quarter of 2009, with an additional $5.9 million to be paid monthly over three years with interest at 8.00% per annum which will be recognized into Other Income as cash is received.

Schedule I — Condensed financial information of parent
Babcock & Brown Air Limited
Condensed Balance Sheet
AS OF DECEMBER 31, 2008 AND 2007
(DOLLARS IN THOUSANDS)

	December 31,	December 31,
	2008	2007

Assets
Cash and cash equivalents	$56,684	$15,573
Restricted cash and cash equivalents	—	19,816
Receivable from subsidiaries	96	34,299
Investments in subsidiaries	332,265	421,454
Deferred tax asset, net	422	—
Other assets, net	2,005	788

Total assets	391,472	491,930

Liabilities
Payable to related parties	441	96
Accrued and other liabilities	1,618	1,332

Total liabilities	2,059	1,428

Shareholders’ equity	389,413	490,502

Total liabilities and shareholders’ equity	$391,472	$491,930

Schedule I — Condensed financial information of parent
Babcock & Brown Air Limited
Condensed Statement of Operations
FOR THE YEAR ENDED DECEMBER 31, 2008 AND FOR THE PERIOD FROM MAY 3, 2007
(INCORPORATION DATE) TO DECEMBER 31, 2007
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

		Period from
		May 3, 2007
		(Incorporation
	Year ended	Date) to
	December 31,	December 31,
	2008	2007

Revenues
Equity in earnings of subsidiaries	$51,622	$2,981
Intercompany management fee income	5,100	1,275
Interest and other income	548	1,298

Total revenues	57,270	5,554

Expense
Selling, general and administrative	9,567	3,115

Net income from continuing operations before provision for income taxes	47,703	2,439
Income tax provision (benefit)	(422)	94

Net income	$48,125	$2,345

Weighted average number of shares	33,524,074	12,584,008
Basic and diluted earnings per share	$1.44	$0.19

Schedule I — Condensed financial information of parent
Babcock & Brown Air Limited
Condensed Statement of Cash Flows
FOR THE YEAR ENDED DECEMBER 31, 2008 AND FOR THE PERIOD FROM MAY 3, 2007
(INCORPORATION DATE) TO DECEMBER 31, 2007
(DOLLARS IN THOUSANDS)

		Period from May 3,
		2007 (Incorporation
	Year ended	Date) to December
	December 31, 2008	31, 2007

Cash Flows from Operating Activities
Net Income	$48,125	$2,345
Adjustments to reconcile net income to net cash flow provided by operating activities:
Equity in earnings of subsidiaries	(51,622)	(2,981)
Income tax benefit	(422)	—
Changes in operating assets and liabilities:
Receivable from subsidiaries	34,203	(34,299)
Other assets	(1,217)	(788)
Payable to related parties	345	96
Accrued and other liabilities	426	876

Net cash flows provided by (used in) operating activities	29,838	(34,751)

Cash Flows from Investing Activities
Capital contributions to subsidiaries	(20,114)	(444,588)
Distributions received from subsidiaries	83,397	20,757

Net cash flows provided by (used in) investing activities	63,283	(423,831)

Cash Flows from Financing Activities
Movement in restricted cash and cash equivalents	19,816	(19,816)
Dividends paid	(67,054)	—
Proceeds from issuance of shares, net	—	401,353
Proceeds from private placement	—	24,195
Repurchase of common shares	—	(10)
Interest received on notes receivable for common shares	—	877
Collections received on notes receivable for common shares	—	67,556
Collections made on subscription notes receivable	1,827	—
Shares repurchased	(6,599)	—

Net cash flows (used in) provided by financing activities	(52,010)	474,155

Net increase in cash	41,111	15,573
Cash at beginning of period	15,573	—

Cash at end of period	$56,684	$15,573

Supplemental Disclosure of Non Cash Activities:
Taxes paid	$—	$341

Noncash financing activities:
Issuance of other receivables to JET-i for transfer of aircraft	—	(251,971)
Proceeds from notes receivable for common shares	—	251,971

Report of Independent Registered Public Accounting Firm
To the Member of JET-i Leasing LLC
and Board of Directors of Babcock & Brown Air Limited
We have audited the accompanying consolidated balance sheet of JET-i Leasing LLC and subsidiaries (the “Predecessor Company”), the predecessor to Babcock & Brown Air Limited, as of December 31, 2007 and the related consolidated statements of operations, member’s capital and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Predecessor Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Predecessor Company at December 31, 2007 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2 of the consolidated financial statements, on January 1, 2007, the Predecessor Company adopted the provisions of SFASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — and Interpretation of FASB Statement No. 109.
/s/ Ernst & Young LLP
San Francisco, California
March 18, 2008

JET-i Leasing LLC
Predecessor Consolidated Balance Sheets
AS OF DECEMBER 31, 2007

December 31, 2007
(Dollars in thousands)
Assets
Cash and cash equivalents	$5,181
Other assets, net	68

Total assets	5,249

Liabilities
Accounts payable and accrued liabilities	1,135
Payable to related parties	316
Other liabilities	1,315

Total liabilities	2,766

Member’s capital
Member’s contributions	328,304
Distributions to Member	(302,261)
Accumulated deficit	(23,560)

Total member’s capital	2,483

Total liabilities and member’s capital	$5,249

The accompanying notes are an integral part of these predecessor consolidated financial statements.

JET-i Leasing LLC
Predecessor Consolidated Statements of Operations
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Year ended December 31,
	2007	2006
	(Dollars in thousands)
Revenues
Operating lease revenue	$107,620	$56,566
Finance lease income	7,477	1,668
Interest income	5,190	3,115
Other revenues	750	—
Total revenues	121,037	61,349

Expenses
Depreciation	34,548	17,976
Interest expense	61,541	33,840
Interest expense — related party	11,585	6,390
Debt extinguishment costs	9,165	—
Selling, general and administrative	4,588	3,321
Maintenance and other costs	2,415	1,379
Mark-to-market of non-hedge derivatives	(5,898)	5,898
Hedging costs related to interest rate swap option	5,423	—
Swap breakage costs	12,500	—
Total expenses	135,867	68,804

Net loss before provision for income taxes	(14,830)	(7,455)
Provision for income taxes	466	17

Net loss	$(15,296)	$(7,472)

The accompanying notes are an integral part of these predecessor consolidated financial statements

JET-i Leasing LLC
Consolidated Statements of Member’s Capital
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007

	Member’s	Distributions	Accumulated	Total Member’s
	Contributions	to Member	Deficit	Capital
	(Dollars in thousands)

Balance December 31, 2005	$26,673	—	$(792)	$25,881
Capital contributions	9,291	—	—	9,291
Net loss	—	—	(7,472)	(7,472)

Balance December 31, 2006	$35,964	—	$(8,264)	$27,700
Capital contributions	19,165	—	—	19,165
Capital contributions in excess of net book value of assets transferred	273,175	—	—	273,175
Distributions to Member	—	(302,261)	—	(302,261)
Net loss	—	—	(15,296)	(15,296)

Balance December 31, 2007	$328,304	$(302,261)	$(23,560)	$2,483

The accompanying notes are an integral part of these predecessor consolidated financial statements

JET-i Leasing LLC
Consolidated Statements of Cash Flows
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
	(Dollars in thousands)
Cash Flows from Operating Activities
Net loss	$(15,296)	$(7,472)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation	34,548	17,976
Amortization of debt issuance costs	1,627	2,030
Debt extinguishment costs	9,165	—
Amortization of lease discounts and other items	(1,730)	1,728
Mark-to-market of non-hedge derivatives	(5,898)	5,898
Direct finance lease income	(7,477)	(1,668)
Changes in operating assets and liabilities:
Rent receivables	740	(740)
Other assets	(2,223)	(289)
Accounts payable and accrued liabilities	(5,454)	6,603
Rentals received in advance	(4,261)	4,010
Security deposits and maintenance payment liabilities retained	(3,929)	(2,862)
Accrued interest payable	(3,143)	2,978
Other liabilities	97	5,696

Net cash flows provided by (used in) operating activities	$(3,234)	$33,888

Cash Flows from Investing Activities
Purchase of flight equipment	$(263,350)	$(864,078)
Lessor contributions to maintenance	(4,856)	—
Proceeds from transfer of flight equipment at historical cost	1,014,752	—
Deposits on flight equipment purchases	300	1,300
Proceeds from transfer of investment in direct finance leases at historical cost	71,965	—
Proceeds from finance leases	8,165	2,208

Net cash flows provided by (used in) investing activities	$826,976	$(860,570)

Cash Flows from Financing Activities
Movement in restricted cash and cash equivalents	$101,194	$(83,064)
Proceeds from security deposits and maintenance payment liabilities	31,156	61,915
Security deposits and maintenance payment liabilities paid	(14,675)	(8,974)
Security deposits transferred	(22,572)	—
Proceeds from warehouse credit facility	260,173	826,325
Proceeds from warehouse credit facility — related party	—	28,337
Repayments of warehouse credit facility	(1,078,175)	(8,323)
Repayments of warehouse credit facility — related party	(80,000)	—
Loan issuance costs	(638)	(1,122)
Financing from related parties, net	14,043	11,608
Capital contributions	—	—
Contributions received in excess of net book value of assets transferred	21,203	—
Distributions paid to Member	(50,290)	—

Net cash flows provided by (used for) financing activities	$(818,581)	$826,702

Net increase in cash	$5,161	$20

	2007	2006
Cash at beginning of period	20	—

Cash at end of period	$5,181	$20

Supplemental Disclosure of Non Cash Activities:

Cash paid during the period for:
Interest	$74,691	$35,309
Taxes	$6	$100

Noncash investing and financing activities:
Conversion of payable to related party to capital contribution	$19,165	$9,291
Contribution of other receivable for transfer of aircraft and related assets and liabilities	$251,971	—
Distribution of other receivable to Member	$(251,971)	—

The accompanying notes are an integral part of these predecessor consolidated financial statements.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007
1. ORGANIZATION
ORGANIZATION
JET-i Leasing LLC (“JET-i” or “Predecessor”) was formed in Delaware on September 14, 2005 for the purpose, directly and indirectly through its subsidiaries, of engaging in the business of financing, acquiring, leasing and selling commercial jet aircraft to airlines throughout the world. JET-i commenced operations on November 22, 2005 with the finalization of its warehouse credit facility as described in Note 6. JET-i is operated and managed as a single operating segment and is primarily engaged in the acquisition and leasing of commercial jet aircraft to airlines throughout the world.
JET-i is a wholly-owned subsidiary of JET-i Holdings LLC (“Holdings”). Holdings serves as the Manager of JET-i (the “Manager”). Through various contracts, JET-i has contracted with subsidiaries of Babcock & Brown Limited (collectively “B&B” or “Babcock & Brown”), a company listed on the Australian Stock Exchange, to: (i) arrange debt; (ii) arrange aircraft acquisitions and dispositions; and (iii) perform lease servicing, remarketing, debt compliance and other administrative functions. B&B owns directly and indirectly, 25.9% and 6.5% of Holdings.
Subject to the provisions of the limited liability company agreement, Holdings is not bound, or personally responsible for JET-i’s expenses, liabilities or its obligations. The liability of Holdings is limited solely to the amount of Holding’s capital contributions into JET-i.
JET-i is the predecessor to Babcock & Brown Air Limited (“B&B Air”). B&B Air was incorporated in Bermuda on May 3, 2007 for the purpose of acquiring 44 commercial jet aircraft from JET-i and three aircraft from three companies in which B&B has an ownership interest (the “Initial Portfolio”). B&B Air funded the purchase price of its Initial Portfolio with: (i) the net proceeds of an initial offering of B&B Air’s common shares (“IPO”) in the form of American Depository Shares (“common shares”); (ii) a concurrent private placement of its common shares to existing equity holders of JET-i, including B&B, and certain funds managed by a company in which Babcock & Brown has an interest (together with the IPO, the “Offerings”); and (iii) issuance of aircraft lease-backed class G-1 notes (the “Notes”).
On October 2, 2007, Holding’s investors instructed JET-i to transfer their interests in certain aviation assets and related liabilities of JET-i to B&B Air. As of December 31, 2007, JET-i had transferred all 44 aircraft owned by JET-i to B&B Air for aggregate consideration of approximately $1,360.0 million in consideration. The excess of the proceeds received for each aircraft over the aircraft’s net book value and the related maintenance payment liability assumed by B&B Air, net of legal and related transfer costs, was recognized as a contribution from Holdings. A portion of the cash proceeds were used to pay off the aircraft related debt balances. After settlement of these liabilities, approximately $50.3 million in cash and $252.0 million of other receivable from B&B Air was distributed to Holdings.
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
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PREPARATION AND PRINCIPLES OF CONSOLIDATION
JET-i is a holding company that conducts its business through wholly-owned subsidiaries. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and all intercompany transactions and balances have been eliminated. The consolidated financial statements include the accounts of JET-i and all of its subsidiaries. In instances where JET-i is the primary beneficiary, JET-i would consolidate a Variable Interest Entity (“VIE”) in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). The predecessor consolidated financial statements are stated in United States Dollars, which is the principal operating currency of JET-i.
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
TAXES
JET-i provided for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement and tax basis of existing assets and liabilities at the enacted tax rates expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amounts ultimately expected to be more-likely-than-not realized.
3. FLIGHT EQUIPMENT UNDER OPERATING LEASES
During the year ended December 31, 2007, JET-i transferred its 40 aircraft under operating leases to B&B Air. Proceeds of $1,269.9 million were received as consideration.
JET-i leased aircraft to airlines throughout the world. For the year ended December 31, 2007, JET-i had one customer that accounted for 11% of operating lease revenue. JET-i had two customers that accounted for 12% and 11% of operating lease revenue for the year ended December 31, 2006. No other customer was responsible for lease revenue in excess of 10%.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007
The distribution of operating lease revenue by geographic region is as follows:

	Year ended		Year ended
	December 31, 2007		December 31, 2006
	(Dollars in thousands)

Europe — Developed:
United Kingdom	$8,991	8%	$7,436	13%
Sweden	—	—	4,065	7%
France	6,601	6%	6,256	11%
Other	25,291	24%	10,559	19%
Europe — Developed	40,883	38%	28,316	50%

Asia Pacific:
India	19,134	18%	10,826	19%
China	10,801	10%	2,642	5%
Other	1,620	1%	—	—
Asia Pacific	31,555	29%	13,468	24%

North America:
United States	8,120	8%	7,942	14%
Other	4,605	4%	2,870	5%
North America	12,725	12%	10,812	19%

South and Central America:
Mexico	16,918	16%	3,880	7%
Other	5,539	5%	90	0%
South and Central America	22,457	21%	3,970	7%

Total Operating Lease Revenue	$107,620	100%	$56,566	100%

The amortization of acquired lease discounts included as a component of operating lease revenue was $2.2 million and $1.6 million for the years ended December 31, 2007 and 2006, respectively.
The classification of operating lease revenues a by geographic region in the table and discussion above is based on the principal operating location of the aircraft lessee.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007
4. INVESTMENT IN DIRECT FINANCE LEASES
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
5. AIRCRAFT WAREHOUSE CREDIT FACILITY
In November 2005, JET-i entered into a warehouse loan agreement (the “Facility”) to finance up to $1.2 billion of aircraft assets, and provided no default has occurred, and subject to lenders’ consent, the Facility amount could have been increased to $1.5 billion. Tranches A and B were provided by a consortium of third party lenders; Tranche C was provided solely by Holdings. One of the investors in Holdings was also a member of the Tranches A and B consortium of third party lenders. Borrowings were collateralized by the assets of JET-i and its special purpose subsidiaries established to own the aircraft. Under the Facility, the Funds were available for draw on a revolving basis for a period of two years after closing (the “Availability Period”). The Availability Period expired in November 2007, and the Facility was fully repaid as of December 31, 2007. As a result of the extinguishment of the Facility, deferred debt issuance costs totalling approximately $9.2 million were expensed and classified as debt extinguishment costs.
Borrowings were advanced in three separate tranches — Tranches A, B and C. Fundings were made in reverse order such that the Facility amount related to Tranche C was fully utilized first, then Tranche B and then Tranche A. Tranche A borrowings accrued interest at one-month London Interbank Offered Rate (“LIBOR”) plus a margin of 1.25%. Tranche B borrowings accrued interest at one-month LIBOR plus 4.5%. Tranche C borrowings accrued interest at a rate such that the aggregate monthly interest of the entire Facility reflected an interest rate of one-month LIBOR plus 2.5%. Monthly payments of principal and interest were made based on available cash after certain expenses, in accordance with the order of priority governed by the Facility. Any unpaid amounts were carried forward and accrued interest at applicable interest rates for each tranche. Unutilized amounts under Tranche A and B accrued commitment fees of 0.3% per annum of the daily average unutilized balance; however, Tranche B commitment fee started to accrue six months after the inception of the Facility. In order of security interest, Tranche A ranked above Tranche B, and both Tranche A and B ranked above Tranche C.
JET-i capitalizes costs incurred in arranging financing as debt issuance costs. Debt issuance costs are amortized to interest expense using the effective interest method for amortizing loans and on a straight-line basis for revolving credit facilities over the lives of the related debt. Amortization of debt issuance costs was $1.6 million and $2.0 million during the years ended December 31, 2007 and 2006, respectively. These amounts are included as components of interest expense. Subsequent to the repayment of balances under its Aircraft Warehouse Credit Facility, JET-i recorded a charge of $9.2 million for unamortized debt issuance costs associated with the facility. These amounts are classified as debt extinguishment costs.

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
6. INCOME TAXES
JET-i has subsidiaries in a number of tax jurisdictions, principally, Ireland, Luxembourg and the United States of America. JET-i is treated as a flow-through entity for U.S. federal and state income tax purposes. JET-i’s member, Holdings, is also a flow-through entity. Accordingly, Holdings’ members report their allocable share of the taxable income in their respective income tax returns.
Income tax expense by tax jurisdiction is summarized below for the periods indicated.

	Year ended December 31,
	2007	2006
	(Dollars in thousand)
Deferred Tax Expense
Ireland	$(14)	$12
Luxembourg	(4)	—

	(18)	12
Less valuation allowance	4	—

Total Deferred Tax Expense	(14)	12

Current Tax Expense
Ireland	446	4
Luxembourg	34	1

Total Current Tax Expense	480	5

Total Income Tax Expense	$466	$17

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007
7. OTHER LIABILITIES
The following table describes the principal components of JET-i’s other liabilities at December 31, 2007:

2007
(Dollars in thousands)

Income taxes payable	$415
Accrual for major maintenance activities and costs	900

Total Other Liabilities	$1,315

8. RELATED PARTY TRANSACTIONS
JET-i has no employees and has outsourced to B&B the daily operations of JET-i through various agreements.
JET-i entered into a broker agreement with B&B to engage B&B to act as the exclusive arranger of JET-i’s acquisitions and dispositions of aircraft. In consideration for these services, B&B receives a fee equal to 1% of the purchase price of the aircraft on acquisition and 1% of the sales proceeds on aircraft disposition. During the year ended December 31, 2007, JET-i incurred and paid $2.6 million, for acquisition services rendered by B&B under this agreement. The amounts paid were capitalized into the cost of the flight equipment. No fees for disposition of aircraft have been paid to B&B under this contract.
JET-i also entered into a servicing agreement with B&B which authorizes B&B to perform lease servicing, remarketing, debt compliance and other administrative functions for JET-i. In consideration for these services, B&B receives a fee equal to 3.5% of lease revenues. During the years ended December 31, 2007 and 2006, JET-i incurred expenses of $3.5 million and $1.9 million, respectively, under this agreement.
The debt under Tranche C of the Facility is provided by Holdings. For the years ended December 31, 2007 and 2006, JET-i has incurred interest expense of $11.6 million and $6.4 million, respectively, on this debt. Additionally, Holdings, for its role as Manager of JET-i earns fees of $10,000 per month. For each of the years ended December 31, 2007 and 2006, JET-i incurred $0.1 million for this service. This cost is recorded in selling, general and administrative expense. One of the investors in Holdings is also a member of the Tranches A and B consortium of third party lenders.
In the normal course of business, Holdings has financed expenses on behalf of JET-i. During the year ended December 31, 2007, Holdings authorized the conversion of $19.1 million of its financing receivables from JET-i to a capital contribution. At December 31, 2007, JET-i had no outstanding liabilities to Holdings.
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
9. UNAUDITED QUARTERLY CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The unaudited quarterly financial statements for the years ended December 31, 2007 and 2006 are presented below:

	Three months ended
		June 30,	September 30,	December 31,
(Dollars in thousands)	March 31, 2007	2007	2007	2007

Total revenues	29,658	37,705	35,814	12,670
Net income (loss)	$(708)	$10,640	$(17,443) $$$	$(7,785)

	Three months ended
		June 30,	September 30,	December 31,
(Dollars in thousands)	March 31, 2006	2006	2006	2006

Total revenues	3,695	11,531	18,720	24,288
Net income (loss)	$(874)	$2,245	$(10,404) $$$	$1,561

ITEM 19. EXHIBITS
We have filed the following documents as exhibits to this Annual Report.

Exhibit
Number	Description of Exhibit
1.1	Memorandum of Association*

1.2	Bye-laws*

2.1	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited.*

4.1	Management Agreement, dated as of October 2, 2007, between Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Limited.*

4.2	Asset Purchase Agreement, dated as of October 2, 2007, among JET- i Leasing LLC, the aircraft sellers named therein and Babcock & Brown Air Funding I Limited.*

4.3	Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.*

4.4	Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited.*

4.5	Registration Rights Agreement, dated as of October 2, 2007, among private investors and Babcock & Brown Air Limited.*

4.6	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited.*

4.7	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited.*

4.8	Cash Management Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Funding I Limited.*

4.9	Director Service Agreement between Babcock & Brown Air Limited and each director thereof.*

4.10	Aircraft Acquisition Facility, dated as of November 7, 2007 among Babcock & Brown Air Acquisition I Limited, the Lenders from time to time party thereto and Credit Suisse, New York Branch.**

4.11	Servicing and Administrative Services Agreement, dated as of November 7, 2007 among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Acquisition I Limited and each Aircraft Subsidiary that becomes a party thereto.**

8.1	List of subsidiaries of the Company.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	Previously filed with the Registration Statement on Form F-1, File No. 333-145994.
**	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2007.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Babcock & Brown Air Limited
By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

Dated: March 10, 2009