Form 20-F/A
period 2008-12-31
Babcock & Brown Air LTD
filed 2009-03-26
CIK 1407298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
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
Yes ☐     No ☑

EXPLANATORY NOTE
This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) amends the Annual Report on Form 20-F for the year ended December 31, 2008 (the “Original Form 20-F”) of Babcock & Brown Air Limited (the “Company”), which was filed with the Securities and Exchange Commission on March 10, 2009. The Company is filing this Amendment No. 1 solely to include revised certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Rule 13a-14(a) and Rule 15(d)-14(a) under the Securities Exchange Act of 1934, as amended.
Other than as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 20-F or reflect any events that have occurred after the filing date of the Original Form 20-F. Among other things, forward-looking statements contained in the Original Form 20-F have not been revised to reflect events, results or developments that occurred or facts that became known to us after the original filing date, and such forward-looking statements should be read in their historical context.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Exhibit
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Babcock & Brown Air Limited
By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

Dated: March 26, 2009