Form 20-F
period 2009-12-31
Babcock & Brown Air LTD
filed 2010-03-08
CIK 1407298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-33701
BABCOCK & BROWN AIR LIMITED
(Exact name of Registrant as specified in its charter)
Bermuda
(Jurisdiction of incorporation or organization)
West Pier
Dun Laoghaire
County Dublin, Ireland
(Address of principal executive office)
Mina Kim, West Pier, Dun Laoghaire, County Dublin, Ireland
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
30,279,948 Common Shares, par value of $0.001 per share.
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
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
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
Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.
Unless the context requires otherwise, when used in this Annual Report, (1) the terms “B&B Air,” “Company,” “we,” “our” and “us” refer to Babcock & Brown Air Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4)  all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (5) the terms “Predecessor” and “JET-i” refer to JET-i Leasing LLC, the predecessor company of B&B Air; (6) the terms “B&B” and “Babcock & Brown” refer to Babcock & Brown Limited, an Australian company, and its subsidiaries; (7) the terms “BBAM” and the “Servicer” refer to Babcock & Brown Aircraft Management LLC and Babcock & Brown Aircraft Management (Europe) Limited, collectively; (8) the term “Manager” refers to Babcock & Brown Air Management Co. Limited, the Company’s manager; (9) the term “BBIPL” refers to Babcock & Brown International Pty Ltd., which is both the main operating and asset-owning entity in the Babcock & Brown group; and (10) the term, “Initial Portfolio” refers to our initial portfolio of 47 commercial jet aircraft acquired by our subsidiary, B&B Air Funding concurrently with the completion of our initial public offering in October 2007.
Unless indicated otherwise, all percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of December 31, 2009.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
B&B Air is a global lessor of modern, fuel-efficient commercial jet aircraft. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. On October 2, 2007, we (i) completed our initial public offering (“IPO”) and issued 18,695,650 common shares in the form of ADSs; (ii) completed a private placement of 14,907,800 ADSs (“Private Placement”, and together with the IPO, “Offerings”) and (iii) issued $853.0 million of aircraft lease-backed notes (the “Notes”) at an offering price of 99.71282%, or $850.6 million, as part of a securitization transaction (the “Securitization”) through our subsidiary, B&B Air Funding. Using proceeds of the Offerings and the Notes, we acquired our initial portfolio of 47 commercial jet aircraft (“Initial Portfolio”).
On November 7, 2007, our subsidiary, B&B Air Acquisition, entered into a revolving credit facility (the “Aircraft Acquisition Facility”) that provided for up to $1.2 billion of financing for additional aircraft including a $96.0 million equity tranche from B&B Air. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and substantially all available cash flow from aircraft held by B&B Air Acquisition is applied to the repayment of outstanding principal.
As of December 31, 2009, we had acquired 17 additional aircraft using the Aircraft Acquisition Facility and had sold two aircraft from the Initial Portfolio. We owned 62 aircraft as of December 31, 2009.
Our web address is: www.babcockbrownair.com.

Selected Financial Data.
The following selected financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes thereto included at Item 18 “Financial Statements” in this Annual Report. The selected financial data presented below are: (i) our operating results for the years ended December 31, 2009 and 2008; (ii) our operating results for the period from May 3, 2007 (our incorporation date) to December 31, 2007; and (iii) our Predecessor’s operating results for the years ended December 31, 2007 and December 31, 2006.

	(Dollars in thousands, except share data)
				JET-i Leasing LLC
	Babcock & Brown Air Limited			(Predecessor Company)
			For the
			period from
			May 3, 2007
			(incorporation
			date) to
	For the years ended December 31,		December 31,	For the years ended December 31,
	2009	2008	2007	2007	2006
Revenues
Operating lease revenue	$213,964	$218,940	$26,042	$107,620	$56,566
Finance lease income	—	2,446	2,365	7,477	1,668
Gain on sale of aircraft	—	11,437	—	—	—
Gain on purchases of notes payable	82,666	—	—	—	—
Lease termination settlement	8,307	—	—	—	—
Interest and other income	2,598	3,315	4,927	5,940	3,115

Total revenues	307,535	236,138	33,334	121,037	61,349

Expenses
Depreciation	83,650	74,161	8,573	34,548	17,976
Interest expense	80,925	81,689	14,628	61,541	33,840
Interest expense — related party	—	—	—	11,585	6,390
Selling, general and administrative	21,094	20,989	4,866	4,588	3,321
Debt purchase option amortization	6,053	—	—	—	—
Maintenance and other costs	2,353	4,307	165	2,415	1,379
Mark-to-market of non-hedge derivatives	—	—	—	(5,898)	5,898
Debt extinguishment costs	—	—	—	9,165	—
Hedging costs related to interest rate swap option	—	—	1,725	5,423	—
Swap breakage costs	—	—	—	12,500	—

Total expenses	194,075	181,146	29,957	135,867	68,804

Net income (loss) before provision for income taxes	113,460	54,992	3,377	(14,830)	(7,455)
Provision for income taxes	24,367	6,867	1,032	466	17

Net income (loss)	$89,093	$48,125	$2,345	$(15,296)	$(7,472)

Earnings per share:
Basic and diluted	$2.89	$1.44	$0.19	—	—
Pro forma	—	—	$0.07	—	—
Basic and diluted earnings per share is calculated: (1) for 2009 and 2008, by dividing net income by the weighted average number of shares outstanding for the year and (2) for 2007 by dividing net income for the period from May 3, 2007, the date the Company was incorporated, to December 31, 2007 by the weighted average number of shares outstanding from October 2, 2007 to December 31, 2007. The Company has presented pro forma earnings per share for the period ended December 31, 2007 as if its initial public offering had occurred on May 3, 2007 (incorporation date).

	(Dollars in thousands, except shares)
				JET-i Leasing LLC
	Babcock & Brown Air Limited			(Predecessor Company)
	As of December 31,			As of December 31,
	2009	2008	2007	2007	2006
Balance sheet data:
Total assets	$2,024,132	$2,086,174	$1,589,226	$5,249	$1,010,875
Total liabilities	1,539,608	1,696,761	1,098,724	2,766	983,175
Total shareholders’ equity/ member’s capital	484,524	389,413	490,502	2,483	27,700
Number of shares	30,279,948	32,488,911	33,603,450	—	—

Risk Factors
The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, the trading price of our shares and our ability to pay dividends. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends.
Risks Related to Our Relationship with Babcock & Brown
We are wholly dependent on B&B, primarily through BBAM, to manage our business and to service our aircraft portfolio.
B&B manages our business and all of our affairs pursuant to long-term contracts. Therefore, our success or failure wholly depends on the skill and care with which B&B performs its services under our management and servicing agreements. We depend on the diligence, skill and network of business contacts of BBAM. Our Manager manages our company and is responsible for our day-to-day operations. Our Servicer is responsible for arranging the leasing of our fleet, acquiring and disposing our aircraft, marketing our aircraft for lease and re-lease, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees. Our continued success depends on the continued service of key employees of our Manager and our Servicer. The departure of any key employee of our Manager or our Servicer, or of a significant number of professionals of our Manager or our Servicer, could have a material adverse effect on our performance. As described in the risk factors below, Babcock & Brown Limited was placed into voluntary administration in Australia on March 13, 2009 and is in the process of selling its aviation-related assets.
Even if our board of directors were to become dissatisfied with the performance of Babcock & Brown under these agreements, we may not be able to terminate Babcock & Brown and would have to continue to rely on Babcock & Brown notwithstanding our board’s dissatisfaction with the management and aircraft lease services being provided to us.
The proposed sale of Babcock & Brown’s aviation related assets could adversely affect our business.
Babcock & Brown was placed into voluntary administration in Australia on March 13, 2009. Although no definitive transaction has been announced, Babcock & Brown has been in the process of selling substantially all of its aviation-related assets, including the assets and servicing agreements associated with BBAM and the common shares of B&B Air owned by them. The successful consummation of a sale and the timing of any eventual sale is dependent on many factors, including the consent of Babcock & Brown Limited’s lenders and other third parties.
A sale of BBAM by Babcock & Brown could create uncertainty about our management and servicing arrangements. We cannot assure you that a new owner of BBAM would dedicate comparable resources to BBAM as Babcock & Brown, and the quality of the services that BBAM has provided to us could deteriorate. If Babcock & Brown cannot sell its aviation assets in the near future, there is no assurance that it will continue to dedicate resources to BBAM or continue its operations.
Some of our agreements with Babcock & Brown, as well as the agreements governing the Notes and the Aircraft Acquisition Facility, contain provisions that are linked to the financial performance and ownership of Babcock & Brown and BBAM which could result in a servicer replacement event and an event of default under the Aircraft Acquisition Facility.
These provisions include the following with respect to the Aircraft Acquisition Facility:
•	Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air;

•	Babcock & Brown ceases to hold at least 51% of the capital stock of BBAM;

•	BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent (current default with respect to this provision has been waived to April 30, 2010, as described below);

•	Any Babcock & Brown Limited annual or quarterly financial statement required to be delivered as described above contains a going-concern or similar qualification in the audit opinion;

•	The insolvency of BBAM or any significant subsidiary of BBAM; and

•	BBAM default on recourse debt over $25 million.

An event of default under the Aircraft Acquisition Facility would be triggered if Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air and at least 51% of the capital stock of BBAM. If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of 2/3 of the Tranche A and Tranche B lenders combined, may demand immediate repayment of all outstanding borrowings under the Aircraft Acquisition Facility. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the amounts due under the Aircraft Acquisition Facility after the occurrence of any event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to us. Each of these events is beyond our control and could have a materially adverse effect on our business.
In addition, under the servicing agreement related to the Notes, a servicer termination event is triggered if BBIPL ceases to own at least 50.1% of the voting equity or economic interest in BBAM or on the bankruptcy or insolvency of BBIPL or BBAM. Babcock & Brown has announced that the administration proceeding in respect of Babcock & Brown Limited will not impact the solvency of BBIPL, which is the primary operating company in the Babcock & Brown group and the borrower under the restructured corporate debt facilities.
The agent for the lenders has approved an extension of the deadline for delivery of the financial statements of Babcock & Brown Limited for the year ended December 31, 2008. In accordance with the terms of the extension, if BBAM is unable to deliver these financial statements by April 30, 2010, the agent may require compliance within 30 days of written notice to BBAM. If BBAM is still unable to comply within this 30 day period, a servicer replacement event will have occurred.
B&B has conflicts of interest with us and their limited contractual or other duties will not restrict them from favoring their own business interests to our detriment.
Conflicts of interest will arise between us and B&B, as the Manager of our business and the Servicer for our aircraft, with respect to our operations and business opportunities. These conflicts will arise because BBAM acquires, manages and remarkets for lease or sale aircraft for us and for other entities, including entities in which B&B has an economic interest. We may compete directly with such other managed entities for investment opportunities. For example, BBAM performs aircraft acquisition, disposal and management services pursuant to a joint marketing agreement with Nomura Babcock & Brown Co., Ltd, which we refer to as NBB. BBAM has arranged a significant number of aircraft acquisitions and dispositions pursuant to the NBB arrangement. We expect that BBAM will continue to arrange acquisition and disposition opportunities with NBB and that we may compete with NBB for such opportunities. A conflict of interest will arise if BBAM identifies an aircraft acquisition opportunity that would meet our investment objectives as well as those of NBB or any other entity managed by B&B. We do not have any exclusive right to participate in aircraft acquisition opportunities originated or identified by BBAM. Under our agreements with B&B, our Manager has agreed to act in the best interests of our shareholders. However, neither BBAM nor any other B&B affiliate will be restricted from pursuing, or offering to a third party, including NBB or any other party managed by, or otherwise affiliated or associated with, B&B, any investment or disposal opportunity or will be required to establish any investment protocol in relation to prioritization of any investment or disposal opportunity. In addition, we have purchased and can purchase in the future additional aircraft from entities in which B&B has an ownership interest. Although such purchases have been and will continue to be required to be approved by our independent directors, the pricing and other terms of these transactions may be less advantageous to us than if they had been the result of transactions among unaffiliated third parties.
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

Even if we were to become dissatisfied with B&B’s performance, there are only limited circumstances under which we are able to terminate our management and servicing agreements and we may not terminate the servicing agreement for our Initial Portfolio without the prior written consent of the policy provider.
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
Even though our shareholders (with the concurrence of 75% of our independent directors) have the right under the management agreement to terminate our Manager, it may not be possible for them to exercise this right in view of the number of common shares held by B&B, its affiliates and funds managed by its affiliates. B&B, its affiliates and such funds own approximately 14.6% of our outstanding common shares, and termination of our management agreement requires the vote of holders of 75% of our outstanding common shares.
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

Risks Related to Our Business
Adverse changes in economic conditions affect our business.
Our business and results of operations are significantly affected by general economic, capital markets, credit and industry conditions. The stress experienced by global capital markets that began in the second half of 2007 continues to have an impact into 2010. In particular, the substantial losses experienced by the global banking industry have led to an increase in the cost and deterioration in the availability of capital. Numerous governments sought to establish programs to support the banking industry in order to encourage lending and to mitigate against a sustained recessionary environment. Nevertheless, continued concerns over the availability and cost of credit, declining business and consumer confidence and increased unemployment precipitated an economic recession, which resulted in reduced global economic growth.
The economic downturn and the impairment of credit markets have also resulted in a decline in aircraft values and lease rates. A protracted economic downturn could exacerbate these adverse conditions. The current state of the credit markets may make it difficult for us to refinance our Notes or amounts outstanding under the Aircraft Acquisition Facility on our anticipated schedule or on terms which we find acceptable. In addition, since our IPO in October 2007, the price of our common shares has declined significantly, which could limit our ability to raise additional equity capital.
The recent changes in demand and supply of aircraft have depressed lease rates and have impacted the value of our aircraft portfolio.
The economic downturn and the slowdown in air travel have contributed to a decrease in the demand for aircraft and resulted in capacity cuts by airlines. The financial challenges facing the airlines may result in an increase in the supply of aircraft. In addition, several portfolios of leased aircraft are reported to be available for sale. This shift in supply/demand dynamics may lead to a decrease in aircraft lease rates and values. A decrease in lease rates could adversely affect our lease revenues in future periods as our current leases terminate or to the extent that airlines default on their leases. A decrease in aircraft values would adversely affect the value of the aircraft in our portfolio.
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
Our access to capital markets also will depend on a number of other factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends and the relative attractiveness of alternative investments. The terms of our Aircraft Acquisition Facility and the Securitization restrict our ability to incur additional debt secured by the aircraft in those portfolios. Our availability period under the Aircraft Acquisition Facility expired on November 6, 2009 and we are no longer able to acquire aircraft through this facility. If we are unable to raise additional funds or obtain capital on acceptable terms, we may have to delay, modify or abandon some or all of our growth strategies.

Unforeseen difficulties and costs associated with the acquisition of our aircraft portfolio and other aviation assets could reduce or prevent our future growth and profitability.
Future growth through future acquisitions and leasing of additional commercial aircraft and other aviation assets requires the availability of financing for the acquisition. Even if financing were available, the market for commercial aircraft is cyclical, and we may encounter difficulties in acquiring aircraft on favorable terms or at all which could reduce our acquisition opportunities or cause us to pay higher prices. A significant increase in market interest rates would make it more difficult for us to make accretive acquisitions that would increase our distributable cash flows. Any acquisition of aircraft or other aviation assets may not be profitable to us after the acquisition of such asset and may not generate sufficient cash flow to justify our investment. In addition, any acquisition growth strategy exposes us to risks that may harm our business, financial condition, results of operations and cash flows, including risks that we may:
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
Although we have paid a dividend each quarter since our IPO, we reduced our quarterly dividend to $0.20 per share beginning with the fourth quarter of 2008, compared to $0.50 per share in prior quarters. There are a number of factors that could affect our ability to pay future dividends including, but not limited to, the following:
•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;
•	restrictions imposed by our financing arrangements, including under the Notes, our Aircraft Acquisition Facility and any indebtedness incurred in the future to refinance our existing debt or to expand our aircraft portfolio;

•	our inability to make acquisitions of additional aircraft that are accretive to cash flow;

•	application of funds to make and finance acquisitions of aircraft and other aviation assets;

•	reduced levels of demand for, or value of, our aircraft;

•	increased supply of aircraft;

•	obsolescence of aircraft in our portfolio;

•	lower lease rates on new aircraft and re-leased aircraft;

•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;

•	impaired financial condition and liquidity of our lessees;

•	deterioration of economic conditions in the commercial aviation industry generally;

•	poor performance by our Manager, BBAM and their affiliates and other service providers and our limited rights to terminate them;

•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;

•	a decision by our board of directors to cease distributing a portion of our cash flow available for distribution;

•	changes in Irish tax law, the tax treaty between the United States and Ireland (the “Irish Treaty’’) or our ability to claim the benefits of such treaty;

•	cash reserves which may be established by our board of directors; and

•	restrictions under Bermuda law on the amount of dividends that we may pay.
Risks Related to Our Indebtedness

We have substantial indebtedness that imposes constraints on our operations and could adversely affect our ability to pay dividends on our common shares.

On November 6, 2009, the availability period under the Aircraft Acquisition Facility expired, and B&B Air Acquisition began to apply substantially all of its available cash flow to repay the principal under its Aircraft Acquisition Facility. As a result, the cash flow from the aircraft held by B&B Air Acquisition is not available to us to pay expenses of B&B Air or to pay dividends on our common shares. In addition, failure by B&B Air Acquisition to maintain a monthly interest coverage ratio of at least 1.1 to 1 and a rolling three month interest coverage ratio of at least 1.25 to 1 would be an event of default under the Aircraft Acquisition Facility. We will seek to refinance some or all of the amounts outstanding under the Aircraft Acquisition Facility prior to its maturity in November 2012. All amounts outstanding on November 6, 2012 must be repaid in four quarterly installments. Depending on market conditions, however, it may not be possible to refinance the Aircraft Acquisition Facility prior to November 2012 on terms we find acceptable.
If B&B Air Funding’s debt service coverage ratio (as defined in the indenture for the Securitization) is less than 1.80 on any two consecutive monthly payment dates occurring between July 2010 and July 2012, B&B Air Funding will be required to apply all of its available cash flow to repay the principal of the Notes. Commencing August 2012, B&B Air Funding will be required to apply all of its available cash flow after payment of certain expenses to repay the principal of the Notes. If B&B Air Funding is required to apply all available cash flow to repay the principal amount of the Notes, the cash flow from the aircraft in its portfolio will not be available to us to pay expenses of B&B Air or to pay dividends on our common shares. We may also refinance the amounts outstanding under our Notes prior to August 2012 when substantially all cash flow from aircraft held by B&B Air Funding will be applied to repay the principal on the Notes. Depending on market conditions, however, it may not be possible to refinance the Notes on terms we find acceptable or more advantageous to the current terms of the Notes.
The inability to refinance our indebtedness may require us to seek more costly or dilutive financing for our aircraft or to liquidate assets. If we are unable to refinance our indebtedness before being required to apply all available cash flow from our portfolio to repay principal thereon, then our ability to continue paying dividends to our shareholders will be adversely affected if we have not developed sufficient cash reserves or additional sources of cash flow to replace the cash flows that will be applied to such principal amortization.
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

We are a holding company and currently rely on our subsidiaries, B&B Air Funding and B&B Air Acquisition, to provide us with funds necessary to meet our financial obligations and pay dividends.
We are a holding company and our principal asset is the equity interest we hold in our subsidiaries, which own, through their subsidiaries, the aircraft in our portfolio. As a result, we depend on dividends and other payments from B&B Air Funding, B&B Air Acquisition and from any other subsidiaries through which we may conduct operations in the future, to generate the funds necessary to meet our financial obligations and to pay dividends on our shares. B&B Air Funding and B&B Air Acquisition are legally distinct from us and are significantly restricted from paying dividends or otherwise making funds available to us pursuant to the agreements governing their financing arrangements. Any other subsidiaries through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted from paying dividends or otherwise making funds available to us under certain conditions. Our subsidiaries will generally be required to service their debt obligations before making distributions to us, thereby reducing the amount of our cash flow available to pay dividends, fund working capital, make capital expenditures and satisfy other needs. (See above — “The availability period under the Aircraft Acquisition Facility has expired.”)
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
The aviation leasing and sales industry has experienced periods of aircraft oversupply and undersupply. The oversupply of a specific type of aircraft or other aviation asset in the market is likely to depress lease rates for, and the value of, that type of asset. The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are not under our control, including:
•	passenger air travel and air cargo demand;

•	increased supply due to the sale of assets owned by other aircraft leasing companies;

•	geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

•	operating costs, availability of jet fuel and general economic conditions affecting our lessees’ operations;

•	governmental regulation, including new airworthiness directives;

•	interest rates;

•	airline restructurings and bankruptcies;

•	cancellations of orders for aircraft;

•	delays in delivery by manufacturers;

•	availability and cost of credit;

•	manufacturer production levels and technological innovation;

•	retirement and obsolescence of aircraft models;

•	manufacturers merging or exiting the industry or ceasing to produce aircraft or engine types;

•	accuracy of estimates relating to future supply and demand made by manufacturers and lessees;

•	reintroduction into service of aircraft or engines previously in storage; and

•	airport and air traffic control infrastructure constraints.
These factors may produce sharp decreases in asset values and achievable lease rates, which would have an impact on the value of our fleet and our cost of acquiring aircraft or other aviation assets, may result in lease defaults and could delay or prevent the aircraft or other aviation assets from being re-leased or re-leased on favorable terms, or, if desired, sold on favorable terms.
Factors that increase the risk of decline in aircraft value and achievable lease rates could have an adverse effect on our financial results and growth prospects and on our ability to meet our debt obligations and to pay dividends.
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
As of December 31, 2009, the weighted average age of the aircraft in our portfolio was 7.3 years. In general, the cost of delivering an aircraft under a re-lease, including maintenance and modification expenditures, increases with the age of the aircraft. The costs of converting an aging passenger aircraft to a cargo aircraft are also substantial. The incurrence of these greater expenditures as our fleet ages could adversely affect our ability to pay dividends.
The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these particular types of aircraft occur.
As of December 31, 2009, our portfolio contains a mix of aircraft types including Airbus A319 aircraft, A320 aircraft, A330 aircraft, Boeing 737 aircraft, Boeing 747 aircraft, Boeing 757 aircraft, Boeing 767 aircraft and Boeing 777 aircraft. 86% of our aircraft are single-aisle, narrow-body aircraft, measured by net book value. If any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may reduce our revenues and net income to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio.
We operate in a highly competitive market for investment opportunities in aircraft and other aviation assets.
The leasing and remarketing of commercial jet aircraft is highly competitive. As the exclusive Servicer of our aircraft, BBAM competes in leasing, re-leasing and selling our aircraft with other aircraft leasing companies, including GE Commercial Aviation Services (GECAS), ILFC, AerCap, Aircastle, Aviation Capital Group, AWAS, Boeing Capital, CIT Aerospace, Macquarie Aircraft Leasing, RBS Aviation Capital and BOC Aviation (formerly Singapore Aircraft Leasing Enterprise) among others. We also may encounter competition from other entities that selectively compete with us, including:
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
In addition, aircraft in our portfolio and any other aircraft and other aviation assets that we acquire in the future are subject to periodic review for impairment for accounting purposes. We believe the carrying value of the aircraft in our portfolio is currently recoverable through the cash flows expected to result from their use and eventual disposition. However, if these expected cash flows are adversely affected by factors including credit deterioration of a lessee, declines in rental rates, other market conditions and residual values, then we may be required to recognize material impairment charges that would reduce our net earnings or increase our net losses. Under U.S. GAAP, once an impairment results in a reduction to the carrying value of an asset, the carrying value of such asset cannot thereafter be increased.
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
We have restructured leases when lessees are late in making payments, fails to make required payments or have otherwise advised us that they expect to default in making required payments. Restructuring can involve anything from a simple rescheduling of payments to the termination of a lease without receiving all or any of the past-due amounts. The terms and conditions of possible lease restructurings could result in significant reductions of rental payments, which would have an adverse impact on our cash flow available for distribution and reduced dividends to shareholders. We may receive more requests for restructuring if current economic conditions continue to deteriorate or do not improve.
Lease defaults could result in significant expenses and loss of revenues.
We repossessed five of our aircraft following lessee defaults in 2008 and may repossess additional aircraft in the future. Repossession, re-registration and flight and export permissions after a lessee default typically result in greater costs than those incurred when an aircraft is returned at the end of a lease. These costs include legal expenses that could be significant, particularly if the lessee is contesting the proceedings or is in bankruptcy. Delays resulting from repossession proceedings also would increase the period of time during which an aircraft or other aviation asset does not generate rental revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in a condition suitable for re-lease or sale, and we may need to pay off liens, taxes and governmental charges on the aircraft or other aviation asset to obtain clear possession and to remarket the asset effectively.
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
As of December 31, 2009, nine of the leases in our portfolio provide the lessees with early termination rights. We also could enter into leases in the future that provide lessees with early termination rights. If any lease is terminated early at a time when we could not re-lease the aircraft at rates at least as favorable to us as the terminated lease, our results of operations and ability to pay dividends could be adversely affected.
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
European concentration. Revenues from 21 lessees based in Europe accounted for 49% of our total revenues in 2009. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the development of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase aircraft operating costs.
Asian concentration. Revenues from seven lessees based in Asia (including India) accounted for 22% of our total revenues in 2009, and lease rental revenues from two lessees based in India accounted for 13% of total revenues. There are significant obstacles to the Indian airline industry’s development, including poor aviation infrastructure, continuing losses from operations due to overcapacity and other factors, continuing government control and regulation over the industry. If this control and regulation persists or expands, the Indian airline industry likely would experience a significant decrease in growth or restrictions on future growth.
North American concentration. Revenues from five lessees based in North America accounted for 21% of our total revenues in 2009. During the past 15 years a number of North American passenger airlines filed Chapter 11 bankruptcy proceedings and several major U.S. airlines ceased operations altogether. High labor costs, high fuel costs, the strength of labor unions in collective bargaining negotiations, the war and prolonged conflict in Iraq and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines.
Mexico, South and Central American concentration. Revenues from three lessees based in Mexico, South and Central America accounted for 8% of our total revenues in 2009. While lessees throughout the world are affected by exchange rate fluctuations as a result of the mismatch of U.S. dollar exposure between their operating expenses and revenues, airlines in Mexico, South and Central America are particularly sensitive to this risk because of the history of currency devaluations in this region. Any strengthening of the U.S. dollar against the local currency could negatively impact the profitability of these airlines and their ability to meet their lease obligations to us. These risks are exacerbated by the potential for Mexico, South and Central American currencies to be devalued by governments as they have been periodically during the last four decades.
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
Our ability to achieve our primary business objectives of growing our lease portfolio and increasing distributable cash flow per share depend on the financial condition and growth of the commercial airline industry, which is inherently cyclical. The years 2001 through 2004 and 2008 and 2009 were characterized by falling demand and rising costs. These industry downturns were exacerbated by global economic conditions, the terrorist attacks on September 11, 2001, prolonged military action in Iraq and Afghanistan, rising fuel prices, SARS, avian influenza and H1N1. As a result, the global airline industry experienced significant financial losses. Many airlines, including some of our lessees, announced or implemented reductions in capacity, service and workforce. Additionally, many airlines sought protection under bankruptcy laws. The airline bankruptcies and the reduction in demand led to the grounding of significant numbers of aircraft and engines and the negotiation of reductions in lease rental rates, which depressed aircraft and engine market values.
The continuing economic uncertainty have adversely impacted the airline industry. Airlines have been reducing capacity, service and workforce. The duration of this downturn and the potential long-term impact of these events on the aviation industry is unclear.
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
Fuel costs represent a major expense to companies operating within the airline industry, and fuel prices fluctuate widely depending primarily on international market conditions, geopolitical and environmental events and currency exchange rates. Although fuel prices declined in 2009 from record high fuel prices in 2008, there is continuing volatility and fears of future price increases. Many airlines entered into hedging arrangements which locked in fuel at significant prices. As a consequence, some airlines were not in a position to benefit from a fall in fuel prices during the latter part of 2008, and a number of them will realize significant losses from these hedging positions. Fuel prices will continue to have a significant impact on airline profitability. Due to the competitive nature of the airline industry, airlines may not be able to pass on increases in fuel prices to their customers by increasing fares. If they pass on the higher costs, it may adversely affect demand for air travel, which would reduce revenues to our customers. In addition, airlines may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices return to historically high levels, they are likely to cause our lessees to incur higher costs or experience reduced revenues. Consequently, increases in fuel prices may:
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
The 2003 outbreak of SARS was linked to air travel early in its development and had a severe adverse impact on the aviation industry, which was evidenced by a sharp reduction in passenger bookings, cancellation of many flights and employee layoffs. In addition, since 2003, there have been several outbreaks of avian influenza, or the bird flu,and more recently, outbreaks of H1N1. Additional outbreaks of these or other pandemic diseases, or the fear of such events, could provoke responses, including government-imposed travel restrictions, which could negatively affect passenger demand for air travel and the financial condition of the aviation industry.
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
There is doubt as to whether the courts of Bermuda or Ireland would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain actions brought in Bermuda or Ireland against us or such persons predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and Bermuda or Ireland providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there are grounds upon which Bermuda or Irish courts may decline to enforce the judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda or Irish courts as contrary to public policy in Bermuda or Ireland. Because judgments of U.S. courts are not automatically enforceable in Bermuda or Ireland, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

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
Risks Related to Taxation
If we generate ordinary earnings for U.S. federal income tax purposes, U.S. shareholders may be required to include their pro rata share of these ordinary earnings in their gross income for U.S. federal income tax purposes.
We expect to be a “Passive Foreign Investment Company” under U.S. tax laws for the foreseeable future, As a result, U.S. Holders of our shares will be subject to different taxation rules with respect to an investment in our shares depending on whether they elect to treat us as a qualified electing fund, or a QEF, with respect to their investment in our shares. If a U.S. Holder makes a QEF election in the first taxable year in which the U.S. Holder owns our shares (and if we comply with certain reporting requirements, which we have done and intend to do), then such U.S. Holder will be required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain, [subject to a separate voluntary election to defer payment of taxes, which deferral is subject to an interest charge]. Shareholders that have made a QEF election with respect to our common shares will be required to include in gross income their pro rata share of our ordinary earnings and net capital gain, if any. Such inclusion is required even if the amount exceeds cash distributions, if any, made by us during the year. As a result of our purchase of our Notes in 2009, we generated significant ordinary earnings, and we may continue to generate ordinary earnings for U.S. federal income tax purposes, particularly if we continue to purchase outstanding Notes. (See ITEM 10. ADDITIONAL INFORMATION – Taxation – U.S. Federal Income Tax Considerations)
We may face increased tax costs.
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
We are subject to Irish corporation tax on our net trading income at the rate of 12.5%. Under Irish tax law, non-trading income is taxed at the rate of 25% and capital gains are taxed at the rate of 20%. We believe that we carry on sufficient activity in Ireland, directly through our board of directors and indirectly through the services of our Manager, BBAM and our Servicer, so as to be treated as carrying on a trade in Ireland for the purposes of Irish tax law. If we or any of our Irish tax-resident subsidiaries were considered not to be carrying on a trade in Ireland, we or they may be subject to additional Irish tax liabilities. The application of a higher tax rate (25% instead of 12.5%) on taxable income could decrease cash available for distribution to our shareholders. In addition, we cannot assure you that the 12.5% tax rate applicable to trading income, the 20% tax rate applicable to capital gains or the 25% tax rate applicable to non-trading income will not be changed in the future.

ITEM 4. INFORMATION ON THE COMPANY
We are Babcock & Brown Air Limited, a Bermuda exempted company incorporated on May 3, 2007 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Although we are organized under the laws of Bermuda, we are resident in Ireland for Irish tax purposes and thus are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. Our principal executive offices are located at West Pier, Dun Laoghaire, County Dublin, Ireland. Our telephone number at that address is +353 1 231-1900. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our web address is: www.babcockbrownair.com.
We are a global lessor of modern, fuel-efficient commercial jet aircraft. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. On October 2, 2007, we (1) completed our IPO and issued 18,695,650 ADSs, (2) issued 14,907,800 ADSs in a private placement, (3) issued $853.0 million of aircraft lease-backed notes as part of the Securitization, and (4) used the net proceeds of the IPO, the private placement and the Securitization to finance the acquisition of our Initial Portfolio of 47 commercial aircraft. We currently have two significant subsidiaries: B&B Air Funding and B&B Air Acquisition. Both of these subsidiaries are organized under the laws of Bermuda and are tax resident in Ireland. We own 100% of B&B Air Funding’s Class A common stock. For purposes of the Securitization, a charitable trust holds the Class B common stock of B&B Air Funding, having limited voting rights and representing less that 0.001% of the economic interest in B&B Air Funding. B&B Air Funding holds interest in 45 of the 47 aircraft in our Initial Portfolio directly or through its wholly-owned subsidiaries. B&B Air Funding sold the remaining two aircraft from the Initial Portfolio in September and October 2008.
On November 7, 2007, our wholly owned subsidiary, B&B Air Acquisition, entered into the Aircraft Acquisition Facility which provided for up to $1.2 billion of financing for additional aircraft, including a $96.0 million equity tranche from B&B Air. The availability period under the facility expired on November 6, 2009. As of December 31, 2009, B&B Air Acquisition holds interest in 17 aircraft through its wholly-owned subsidiaries.
As of December 31, 2009, our portfolio consisted of 62 aircraft.
Our Relationship With BBAM
BBAM is a leading commercial jet aircraft servicer. BBAM and its affiliates assist us in acquiring, leasing and re-marketing aircraft, manage our day-to-day operations and affairs and act as Servicer for our portfolio of aircraft and related leases.
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
Although we believe BBAM’s position in the industry and relationships throughout the world allows us to manage our portfolio effectively, acquire and lease additional aircraft, and remarket our aircraft when leases expire, there is on-going uncertainty related to Babcock & Brown Limited, the ultimate parent of BBAM. Babcock & Brown Limited was placed into voluntary administration in Australia on March 13, 2009. In addition, Babcock & Brown International Pty Ltd. (“BBIPL”), which is both the main operating and asset-owning entity in the Babcock & Brown group, continues to pursue its business plan to sell all of its assets. Although no definitive transaction has been announced, Babcock & Brown is in the process of selling substantially all of its aviation-related assets, including the assets and servicing agreements associated with BBAM and the common shares of B&B Air owned by them. These sales could result in a servicer replacement event and an event of default under the Aircraft Acquisition Facility.
A sale of BBAM by Babcock & Brown could create uncertainty about our management and servicing arrangements. We cannot assure you that a new owner of BBAM would dedicate comparable resources to BBAM as Babcock & Brown, and the quality of the services that BBAM has provided to us could deteriorate. In addition, if Babcock & Brown cannot sell its aviation assets within a reasonable time frame, there is no assurance that they will continue to dedicate resources to BBAM or continue its operations. The successful consummation of a sale and the timing of any eventual sale is dependent on many factors, including the consent of Babcock & Brown Limited’s lenders and other third parties.

Some of our agreements with Babcock & Brown, as well as the agreements governing the Notes and the Aircraft Acquisition Facility, contain provisions that are linked to the financial performance and ownership of Babcock & Brown and BBAM.
These provisions include the following with respect to the Aircraft Acquisition Facility:
•	Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air;

•	Babcock & Brown ceases to hold at least 51% of the capital stock of BBAM;

•	BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent (current default with respect to this provision has been waived to April 30, 2010, as described below);

•	Any Babcock & Brown Limited annual or quarterly financial statement required to be delivered as described above contains a going-concern or similar qualification;

•	The insolvency of BBAM or any significant subsidiary of BBAM; and

•	A BBAM default on recourse debt over $25 million.
An event of default under the Aircraft Acquisition Facility would be triggered if Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air and at least 51% of the capital stock of BBAM. As of December 31, 2009, B&B holds 14.6% of our outstanding ADSs. If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of 2/3 of the Tranche A and Tranche B lenders combined may demand immediate payment of all outstanding borrowings under the Aircraft Acquisition Facility. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the amounts due under the Aircraft Acquisition Facility after the occurrence of any event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to us. Each of these events is beyond our control and could have a materially adverse effect on our business.
The agent for the lenders has approved an extension of the deadline for delivery of the financial statements of Babcock & Brown Limited for the year ended December 31, 2008. In accordance with the terms of the extension, if BBAM is unable to deliver these financial statements by April 30, 2010, the agent may require compliance within 30 days of written notice to BBAM. If BBAM is still unable to comply within this 30 day period, a servicer replacement event will have occurred.
In addition, under the servicing agreement related to the Notes, a servicer termination event is triggered if BBIPL ceases to own at least 50.1% of the voting equity or economic interest in BBAM or on the bankruptcy or insolvency of BBIPL or BBAM. Babcock & Brown has announced that an administration proceeding in respect of Babcock & Brown Limited will not impact the solvency of BBIPL, which is the primary operating company in the Babcock & Brown group and the borrower under the restructured corporate debt facilities.
Our Aircraft Portfolio
As of December 31, 2009, our aircraft portfolio consisted of 62 commercial jet aircraft with 58 narrow-body passenger aircraft (including two freighters) and four wide-body passenger aircraft.
As of December 31, 2009, we had 34 Boeing aircraft and 28 Airbus aircraft in our fleet. The aircraft in our portfolio were manufactured between 1989 and 2008 and have a weighted average age of 7.3 years as of December 31, 2009. We estimate that the useful life of our aircraft is generally 25 years from the date of manufacture, except in the case of a converted freighter in which case remaining useful life is determined based on the date of conversion and can extend beyond 25 years.

The following table presents the aircraft in our portfolio as of December 31, 2009:

			Date of
Lessee Name	Aircraft Type	Airframe Type	Manufacture
1 Aeromexico	B737-700	Narrowbody	2005
2 Aeromexico	B737-700	Narrowbody	2005
3 Aigle Azur	A320-200	Narrowbody	1998
4 Air Berlin (1)	B737-800	Narrowbody	1999
5 Air China	B737-800	Narrowbody	2006
6 Atlant-Soyuz	B737-800	Narrowbody	2000
7 CCM	A320-200	Narrowbody	1995
8 CCM	A320-200	Narrowbody	1995
9 Chang’An Airlines	B737-800	Narrowbody	2006
10 China Southern	B757-200	Narrowbody	1999
11 China Southern	B757-200	Narrowbody	1999
12 Donavia	B737-500	Narrowbody	1992
13 Donavia	B737-500	Narrowbody	1992
14 Donbassaero	A320-200	Narrowbody	1997
15 Donbassaero	A320-200	Narrowbody	1997
16 easyJet	A319-100	Narrowbody	2007
17 Ethiopian Airlines	B757-200	Narrowbody	1997
18 Ethiopian Airlines	B757-200	Narrowbody	1998
19 Hainan Airlines	A319-100	Narrowbody	2006
20 Icelandair	B757-200	Narrowbody	2000
21 Icelandair	B757-200	Narrowbody	2000
22 Icelandair	B757-200SF (2)	Narrowbody	1990
23 Kingfisher Airlines	A320-200	Narrowbody	2005
24 Kingfisher Airlines	A320-200	Narrowbody	2006
25 KLM	B777-200ER	Widebody	2004
26 LTU	A330-200	Widebody	2001
27 Mexicana	A320-200	Narrowbody	1995
28 Norwegian Air	B737-800	Narrowbody	2001
29 Omni Air International	B757-200	Narrowbody	1989
30 Sky Airlines	B737-800	Narrowbody	2007
31 SpiceJet Limited	B737-800	Narrowbody	2006
32 SpiceJet Limited	B737-800	Narrowbody	2006
33 SpiceJet Limited	B737-800	Narrowbody	2006
34 SpiceJet Limited	B737-900ER	Narrowbody	2007
35 SpiceJet Limited	B737-900ER	Narrowbody	2008
36 Sunwing Airlines	B737-800	Narrowbody	2006
37 Swiss International	A320-200	Narrowbody	1995
38 Swiss International	A320-200	Narrowbody	1995
39 Swiss International	A320-200	Narrowbody	1995
40 Thomson Airways Ltd	B757-200	Narrowbody	1999
41 Thomson Airways Ltd	B757-200	Narrowbody	1999
42 Tiger Airways	A320-200	Narrowbody	2006
43 Titan Airways	B737-300QC (2)	Narrowbody	1991
44 Transavia Airlines	B737-700	Narrowbody	2001
45 Travel Service Airlines	B737-800	Narrowbody	1999
46 TUI	B767-300ER	Widebody	1997
47 United Air Lines	B747-400	Widebody	1993
48 US Airways	A319-100	Narrowbody	2000
49 US Airways	A319-100	Narrowbody	2000
50 US Airways	A319-100	Narrowbody	2000
51 US Airways	A319-100	Narrowbody	2000
52 Virgin America	A320-200	Narrowbody	2006
53 Virgin America	A320-200	Narrowbody	2006

			Date of
Lessee Name	Aircraft Type	Airframe Type	Manufacture
54 Virgin America	A320-200	Narrowbody	2007
55 Virgin America	A319-100	Narrowbody	2008
56 Volaris Airlines	A319-100	Narrowbody	1999
57 Volaris Airlines	A319-100	Narrowbody	2000
58 Volaris Airlines	A319-100	Narrowbody	2007
59 Vueling	A320-200	Narrowbody	2007
60 Vueling	A320-200	Narrowbody	2007
61 Yakutia	B757-200	Narrowbody	1996
62 Yakutia	B757-200	Narrowbody	1998

(1)	Aircraft was re-leased to Jeju Air in February 2010.

(2)	Freighter.
The following table summarizes the composition of our portfolio by manufacturer and aircraft type as of December 31, 2009:

		Number of
Aircraft Manufacturer	Aircraft Type	Aircraft
Airbus	A319-100	10
	A320-200	17
	A330-200	1

	Total	28

Boeing	B737-300QC	1
	B737-500	2
	B737-700	3
	B737-800	11
	B737-900ER	2
	B747-400	1
	B757-200	11
	B757-200SF	1
	B767-300ER	1
	B777-200ER	1

	Total	34

Total		62

Approximately 72.0% of the aircraft in our portfolio based on net book values as of December 31, 2009 are members of the narrow-body Airbus 320 family and next generation Boeing 737 aircraft families, both of which enjoy higher worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are based on more routes around the world than any other airframe and thus have the largest installed base. As a result, we believe they are easier and more cost-efficient to lease and market than wide-body jets or other specialized types of aircraft.
The following table presents the composition of our portfolio based on airframe type:

Number of
Airframe Type	Aircraft
Narrow-body(1)	58
Wide-body	4

Total	62

(1)	Includes two freighters.
We have assumed the rights and obligations under a sale agreement entered into by our Predecessor, to sell one of the aircraft in our Initial Portfolio, a Boeing 757-200, upon expiration of the current lease in October 2010.

Our Markets
Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. The following table presents the distribution of our operating lease revenue by geographic region:

					Period from May 3, 2007
	Year ended December 31,				(Incorporation Date) to
	2009		2008		December 31, 2007
	(Dollars in thousands)
Europe, Middle East and Africa:
Germany	$17,174	8%	$16,353	7%	$1,416	5%
The Netherlands	16,331	8%	13,990	6%	728	3%
United Kingdom	9,624	5%	17,388	8%	3,120	12%
Switzerland	8,423	4%	13,296	6%	1,083	4%
Other	52,652	24%	42,167	20%	3,078	12%

Europe, Middle East and Africa — Total	104,204	49%	103,194	47%	9,425	36%

Asia Pacific:
India	27,451	13%	26,604	12%	2,189	8%
China	16,391	8%	17,491	8%	3,827	15%
Other	3,017	1%	3,553	2%	939	4%

Asia Pacific — Total	46,859	22%	47,648	22%	6,955	27%

North America:
United States	39,600	19%	39,180	18%	3,457	13%
Other	5,009	2%	5,007	2%	433	2%

North America — Total	44,609	21%	44,187	20%	3,890	15%

Mexico, South and Central America:
Mexico	18,292	8%	19,802	9%	4,086	16%
Other	—	—	4,109	2%	1,686	6%

Mexico, South and Central America — Total	18,292	8%	23,911	11%	5,772	22%

Total Operating Lease Revenue	$213,964	100%	$218,940	100%	$26,042	100%

Our Leases
Lease Terms
All of our aircraft are subject to leases under which lessees are responsible for most operational and insurance costs, and 54 of the 62 leases in our portfolio are subject to fixed rental rates. Our portfolio is diversified across 36 different airlines in 19 countries, in both developed and emerging markets. Our leases are scheduled to expire between 2010 and 2018 and have a weighted average remaining lease term of 4.8 years as of December 31, 2009. Nine of our aircraft were scheduled to come off-lease in 2010. One lease was extended, one aircraft has been re-leased, one aircraft is subject to a forward sale contract. Our Servicer is in the process of re-marketing the remaining six aircraft.
The following table presents the scheduled lease maturity of the aircraft in our portfolio as of December 31, 2009:

	Airframe Type
Year of Scheduled Lease Expiration	Narrow(1)	Wide	Total
2010	9	—	9
2011	3	1	4
2012	5	—	5
2013	5	1	6
2014	5	—	5
2015	13	1	14
2016	8	1	9
2017	6	—	6
2018	4	—	4

Total	58	4	62

(1)	Includes one freighter each in 2014 and 2015.

Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees have termination or extension rights.
We receive substantially all of our revenue and pay substantially all of our expenses in U.S. dollars. In 2008, we entered into a lease agreement pursuant to which we received part of the lease payments in euros. We have engaged in a foreign currency hedging transaction related to this lease. Most lease rentals are payable monthly in advance, but some lease rentals are payable in arrears or quarterly. Of our leases, 54 have fixed rental rates and eight have floating rental rates based on six-month LIBOR. In addition, because most of our debt bears floating rates of interest, we manage interest rate risk by entering into interest rate swaps pursuant to which we make fixed-rate interest payments on the swap and receive floating-rate payments on our leases. All leases are on a “net” basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance premiums.
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
Security Deposits and Letters of Credit. 53 of our leases provide for cash security deposits and/or letters of credit which may be drawn down in the event that a lessee defaults under any of these leases. These security deposits and/or letters of credit may mitigate losses we may incur while attempting to re-lease the aircraft. Under certain circumstances, the lessee may be required to obtain guarantees or other financial support from an acceptable financial institution or other third parties.
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

General. Each aircraft generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or “wet lease’’ arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. As of December 31, 2009, our lessees have informed us of the following subleases:

Lessee	Sublessee
Icelandair	Air Niugini
Thomson Airways Ltd	Skyservice Airlines
Thomson Airways Ltd	Skyservice Airlines
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
Lease Management and Remarketing
We outsource our lease management and aircraft remarketing activities to BBAM. Pursuant to our servicing agreements with BBAM, BBAM provides us with most services related to leasing our fleet, including marketing aircraft for lease and re-lease or sale, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees. In 2010, we have nine leases scheduled to expire. We may have additional remarketings in 2010 if any leases are terminated prior to their scheduled expiry dates.
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
The insurance market imposes a sub limit on each operator’s policy for third-party war risk liability, which is currently between $50 million and $150 million on the customary war-risk liability endorsement available in the London market. U.S., Canadian and certain other non-European Community-based airlines have government war-risk insurance programs available in which they currently participate.
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
Government Regulation
The air transportation industry is highly regulated. Because we do not operate aircraft, we generally are not directly subject to most of these laws. However, our lessees are subject to extensive regulation under the laws of the jurisdiction in which they are registered or under which they operate. These laws govern, among other things, the registration, operation, maintenance and condition of our aircraft. See the risk factor, “We cannot assure you that all lessees will comply with the registration requirements in the jurisdiction where they operate.”

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
Although we are organized under the laws of Bermuda, we are resident in Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. On October 2, 2007, we completed our IPO and Private Placement and through our subsidiary, B&B Air Funding, completed the issuance of $853.0 million in Notes at an offering price of $99.71282%, or $850.6 million. Using a portion the net proceeds from the IPO, the Private Placement and Notes issuance, we acquired our Initial Portfolio of 47 commercial jet aircraft.
On November 7, 2007, our subsidiary, B&B Air Acquisition, entered into an Aircraft Acquisition Facility that provided for up to $1.2 billion of financing for additional aircraft including a $96.0 million equity tranche from B&B Air. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and substantially all available cash flow from aircraft held by B&B Air Acquisition is applied to the repayment of outstanding principal.
For the year ended December 31, 2009, B&B Air had net income of $89.1 million or earnings per share of $2.89. Net cash flows provided by operating activities for 2009 totalled $138.4 million. Net cash flow used in investing activities was $7.1 million and net cash used in financing activities was $92.1 million for 2009. We paid $24.7 million in dividends during 2009 and repurchased 2,208,963 shares for a total cost of $9.1 million.
Net income for 2009 included an after-tax gain of $2.00 per share on the purchase of notes payable. During 2009, a wholly-owned subsidiary purchased a total of $169.4 million principal amount of Notes issued by B&B Air Funding. These amounts included $50.0 million principal amount of Notes purchased on exercise of an option as described below. The total purchase price was $83.0 million including associated expenses. In connection with the purchase of the Notes, we expensed loan issuance costs and an unamortized discount associated with the original issuance of the Notes totalling $3.4 million and $0.3 million, respectively, resulting in the recognition of pre-tax gain on purchase of the Notes of $82.7 million.

As a result of our purchase of the Notes, we generated significant ordinary earnings for U.S. federal income tax purposes. Accordingly, U.S. shareholders that have made a Qualified Electing Fund (“QEF”) election with respect to our common shares will be required to include in gross income their pro rata share of our ordinary earnings and net capital gain. Such inclusion is required even if the amount exceeds cash distributions made by us during the year. We intend to publish our Annual Information Statement covering the taxable year ending December 31, 2009 on our website (www.babcockbrownair.com) in late March or April 2010. We may continue to generate ordinary earnings for U.S. federal income tax purposes in future years, particularly if we continue to purchase outstanding Notes.
Through a wholly-owned subsidiary, we entered into agreements to purchase up to $100.0 million principal amount of the Notes from an unrelated third party. Under the agreements, we had the right to purchase up to $50.0 million principal amount of the Notes at any time prior to November 17, 2009 for $24.0 million and another $50.0 million principal amount of the Notes at any time prior to March 17, 2010 for $24.0 million. We paid a fee totalling $7.0 million in connection with these agreements. The fees are amortized on a straight-line basis over the option terms. In 2009, we exercised our option and purchased $50.0 million principal amount of the Notes for $24.0 million.
In January 2010, we sold to an unrelated third party our right to purchase up to $35.0 million principal amount of Notes for $16.8 million. In March 2010, we sold our remaining option to purchase up to $15.0 million principal amount of Notes for $7.2 million. In connection with the option sales, we received $12.5 million in total consideration.
In June 2009, we borrowed $32.3 million under a new revolving credit facility (the “Credit Facility”). The Credit Facility is secured by a pledge of our rights, title and interest in $119.4 million principal amount of Notes purchased by a wholly-owned subsidiary. There are no scheduled principal payments due during the term of the Credit Facility. Interest is payable monthly and equal to the interest proceeds on the pledged Notes. The Credit Facility is scheduled to mature on August 16, 2010 but provides for two 1-year extension options with the payment of a fee at each extension date equal to 2.5% of the then outstanding principal amount.
Market Conditions
The difficulty of obtaining financing and lack of economic growth are having a negative impact on the general financial condition of the airline industry worldwide and on certain lessees’ ability to make lease rental and other payments on a timely basis. These trends have resulted in, among other things, significant decreases in aircraft values and lease rates, payment and other defaults under leases and lessee requests for the restructuring of required payments. An increase in airline bankruptcies could result in the return of aircraft to us by lessees prior to the scheduled lease termination. Early termination of a lease or early return of an aircraft may also result in additional maintenance and other associated expenses. Nine of our aircraft were scheduled to come off-lease in 2010. One lease was extended, one aircraft has been re-leased and one aircraft is subject to a forward sale contract. Our Servicer is in the process of re-marketing the remaining six aircraft.
Many other aircraft leasing companies have been adversely impacted by continuing economic uncertainty, either directly or as a result of the impact of the on-going credit crisis on their equity sponsors. It has been widely reported that many aircraft leasing companies or their aircraft portfolios may be for sale, potentially at distressed prices as their equity sponsors seek alternative sources of liquidity. The sale of aircraft at distressed prices could have an adverse impact on existing aircraft values and lease rates, which could adversely affect our financial condition and results of operations.
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
Major improvements and modifications incurred by us for an aircraft that is off-lease are capitalized and depreciated over the remaining life of the aircraft. In addition, costs paid by us for scheduled maintenance and overhauls in excess of amounts paid by lessees are capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.
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
We follow the guidance provided by the Financial Accounting Standards Board (“FASB”) which addresses financial accounting and reporting for impaired flight equipment and flight equipment that we commit to and commence a plan of sale that is reasonably expected to be completed within one year. In accordance with FASB, flight equipment is evaluated for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. The review for recoverability has a level of subjectivity and requires the use of our judgment in the assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, we assess whether the fair values of the flight equipment exceed the carrying value and an impairment loss is required. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. The estimation of these future cash flows is subjective and requires the use of estimates. Future cash flows are assumed to occur under the current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including the existing lease, current contracted rates for similar aircraft, appraisal data and industry trends. Residual value assumptions generally reflect an aircraft’s booked residual, except where more recent industry information indicates a different value is appropriate. The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs.
Derivative Financial Instruments
We use derivative financial instruments to manage exposure to foreign currency and interest rate risks. Derivatives are accounted for in accordance with pronouncements by FASB. All derivatives are recognized on the balance sheet at their fair value. Current pronouncements provide special hedge accounting provisions, which permit the change in the fair value of the item being hedged to be recognized into earnings in the same period and in the same income statement line as the change in the fair value of the derivative instrument. On the date that we enter into a derivative contract, we formally document all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction. Derivate instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability. Changes in the fair value of an effective cash flow hedge are recorded in accumulated other comprehensive income (loss), net of tax until earnings are affected by the variability of cash flows of the hedged transaction.

Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item are recognized directly into income. Changes in the fair value of derivative financial instruments that do not qualify for hedge treatment are recorded in income.
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
Revenue Recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured. Where amounts do not meet these recognition criteria, they are deferred and recognized in the period in which the recognition criteria are met.
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
Rentals received but unearned under the lease agreements are recorded in “Rentals received in advance” on the Consolidated Balance Sheet until earned. In certain cases, leases may provide for additional rentals based on usage which is recorded as revenue as it is earned under the terms of the lease. The usage is calculated based on passage of time or on hourly usage or cycles operated, depending on the lease agreement. Usage is typically reported monthly by the lessee. Other leases provide for a lease-end adjustment payment by us or the lessee based on usage of the aircraft and its condition upon return. Lease-end adjustment payments received are included in rental revenue of flight equipment. Lease-end adjustment payments made are capitalized in “Flight equipment under operating leases, net” when they relate to planned major maintenance activities or expensed when they relate to minor maintenance activities.

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
There were no allowances for doubtful accounts required at December 31, 2009 or 2008.
New Accounting Pronouncements
Effective January 1, 2009, we fully implemented the guidance provided by the Financial Accounting Standards Board (“FASB”) for all non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. Non-recurring non-financial assets and liabilities include long-lived assets, such as our flight equipment, that are measured at fair value for purposes of impairment testing. The implementation of the FASB guidance for non-recurring non-financial assets and liabilities recognized or disclosed at fair value in the financial statements did not have any impact on the Company’s consolidated financial statements.
We will apply the authoritative pronouncement by FASB which requires an acquiring entity to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the business acquired at their fair market values as of the acquisition date. The pronouncement also requires the acquirer to measure goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the business acquired at the acquisition date over the fair values of the identifiable net assets acquired. The acquirer should also recognize and record into expense acquisition related transaction costs.
In April 2009, FASB issued additional guidance and required enhanced disclosures regarding certain fair value measurements. The FASB provided guidance for determining fair values when markets become inactive and for identifying distressed transactions. FASB also amended the guidance for determining whether debt securities are other-than-temporarily impaired and required enhanced presentation and disclosure of other-than-temporary impairments on debt and equity securities held as assets in a company’s financial statements. FASB also issued a statement of position requiring disclosures by entities about the fair values of their financial instruments in their interim and annual financial statements. This guidance was effective starting with the period ended June 30, 2009 and did not have a material impact on our consolidated financial statements.
In June 2009, FASB issued an authoritative pronouncement which clarifies the criteria for determining whether a transferor has surrendered control when transferring financial assets. The determination must consider the transferor’s continuing involvement with the transferred financial asset, including all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer. The pronouncement limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to another entity and/or when the transferor has continuing involvement with the transferred asset. A transferor can account for the transfer of an asset as a sale only if the transferor surrenders control over the asset. The pronouncement is effective for financial asset transfers occurring on or after December 31, 2009.
In June 2009, FASB also issued a pronouncement which requires an enterprise to perform analysis and ongoing reassessments to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity. The pronouncement identifies the characteristics of the primary beneficiary of a variable interest entity and amends the guidance for determining whether an entity is a variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The pronouncement is effective for interim and annual reporting periods after December 31, 2009.
Effective September 30, 2009, the FASB Accounting Standards Codification (“Codification”) became the authoritative source of generally accepted accounting principles in the United States. The Codification also superseded all then-existing non-SEC accounting and reporting standards. FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates which will serve to update the Codification. In addition, the GAAP hierarchy was modified to include only two levels of GAAP: authoritative and non-authoritative.

Operating Results
Management’s discussion and analysis of operating results presented below pertain to the consolidated statement of operations of B&B Air for the years ended December 31, 2009 and 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007.
Consolidated Statement of Income of B&B Air for the years ended December 31, 2009 and 2008

	Year ended December 31,		Increase/
	2009	2008	Decrease

Revenues
Operating lease revenue	$213,964	$218,940	$(4,976)
Finance lease income	—	2,446	(2,446)
Gain on purchase of notes payable	82,666	—	82,666
Gain on sale of aircraft	—	11,437	(11,437)
Lease termination settlement	8,307	—	8,307
Interest and other income	2,598	3,315	(717)

Total revenues	307,535	236,138	71,397

Expenses
Depreciation	83,650	74,161	9,489
Interest expense	80,925	81,689	(764)
Selling, general and administrative	21,094	20,989	105
Debt purchase option amortization	6,053	—	6,053
Maintenance and other costs	2,353	4,307	(1,954)

Total expenses	194,075	181,146	12,929

Net income before provision for income taxes	113,460	54,992	58,468
Income tax provision	24,367	6,867	17,500

Net income	$89,093	$48,125	$40,968

As of December 31, 2009 and 2008, we had 62 aircraft in our portfolio. As of December 31, 2009, all of our aircraft were on lease to 36 lessees, compared to December 31, 2008, when 61 of our aircraft were on lease to 36 lessees, with one aircraft off-lease. We sold two aircraft in 2008.
Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the year ended December 31, 2009, operating lease revenue totalled $214.0 million, a decrease of $5.0 million compared to the year ended December 31, 2008. The decrease was due to (i) recognition of end of lease redelivery and maintenance payment liability relived at lease termination totalling $11.7 million in 2008 with no corresponding revenue recognized in 2009; (ii) a decrease in operating lease revenue from aircraft sold in 2008 of $4.4 million; (iii) a decrease of $3.7 million in rents on floating-rate leases due to decreases in LIBOR; (iv) an increase in lease incentives amortized as a reduction in operating lease revenue amounting to $2.0 million; (v) reductions in lease rates due to lease restructurings totalling $3.0 million; (vi) lower revenue recognition from a lessee that was placed on non-accrual status of $2.1 million and (vii) other miscellaneous adjustments totalling $1.7 million. These decreases were partially offset by: (i) a full year of operating lease revenues recognized in 2009 on aircraft purchased in 2008 resulting in an incremental increase of $16.3 million and (ii) revenue from aircraft re-marketed in 2008 and 2009 resulting in an incremental increase of $7.3 million.
Net lease discount amortized into lease revenue during the year ended December 31, 2009 and 2008 totalled $2.0 million and $2.5 million, respectively.
In 2008, we sold two aircraft to a third-party and recognized a total gain on sale of $11.4 million.
We purchased in 2009 through a wholly-owned subsidiary, a total of $169.4 million principal amount of Notes, including $50.0 million principal amount which was purchased pursuant to an option agreement (see below). The total purchase price was $83.0 million, including associated expenses. In connection with the Note purchases, we expensed loan issuance costs and an unamortized discount associated with the original issuance of the Notes totalling $3.8 million. We recognized a pre-tax gain on purchase of Notes of $82.7 million. The purchased Notes remain outstanding.

In connection with the early termination of four leases in a prior period, we reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, we received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million to be paid in monthly installments over three years with interest at 8.0% per annum. Payments totalling approximately $8.3 million were received in 2009. Due to collectibility concerns, future payments will only be recognized as cash is received.
During the years ended December 31, 2009 and 2008, we recorded interest and other income of $2.6 million and $3.3 million, respectively, a decrease of $0.7 million. This decrease is due to lower interest earned on our cash balances as a result of lower interest rates in 2009.
We depreciate our flight equipment under operating leases on a straight-line basis over its remaining estimated useful life to estimated salvage value. Depreciation expense during 2009 was $83.7 million, compared to $74.2 million for 2008. The increase of $9.5 million was primarily due to: (i) full year’s depreciation on aircraft purchased in 2008 resulting in additional depreciation of $5.5 million, (ii) adjustments to salvage value of certain aircraft resulting in additional depreciation of $2.5 million, (iii) depreciation on major maintenance capitalized totalling $1.7 million and (iv) depreciation on aircraft previously on direct finance lease of $1.4 million. These increases were partially offset by depreciation expense on aircraft sold during 2008 totalling $1.6 million.
Compared to 2008, interest expense decreased by $0.8 million in the year ended December 31, 2009 to $80.9 million. The decrease was primarily due to (i) lower interest rates during 2009 resulting in an incremental decrease in interest of $5.3 million and (ii) purchases of Notes during 2009 and principal repayments during 2008, resulting in net interest savings of $1.7 million. This decrease was partially offset by increases due to (i) additional borrowings under our Aircraft Acquisition Facility to fund aircraft purchases during 2008 resulting in additional interest of $5.3 million and (ii) amortization of loan fees associated with the Credit Facility of $0.9 million during the year ended December 31, 2009.
Selling, general and administrative expenses remained constant totalling $21.1 million and $21.0 million for the years ended December 31, 2009 and 2008, respectively.
During 2009, we entered into agreements, through a subsidiary, to purchase up to an additional $100.0 million principal amount of the Notes from an unrelated third party. Under the agreements, we had the right to purchase up to $50.0 million principal amount of the Notes at any time prior to November 17, 2009 for $24.0 million and have the right to purchase another $50.0 million principal amount at any time prior to March 17, 2010 for $24.0 million. In connection with these agreements, we paid fees totalling $7.0 million which are being amortized over the option terms. Subsequent to December 31, 2009, we sold our rights under the option agreement to purchase up to $50.0 million principal amount of Notes for $24.0 million and received $12.5 million as consideration for the sale.
During the year ended December 31, 2009, maintenance and other leasing costs decreased $2.0 million to $2.3 million from $4.3 million in the prior year. The decrease is primarily due to re-leasing and repossession costs incurred during the year ended December 31, 2008.
Our provision for income taxes of $24.4 million and $6.9 million during the years ended December 31, 2009 and 2008, respectively, consists primarily of Irish income taxes. The increase is primarily due to the recognition of a deferred tax provision on the gain associated with the Notes purchased using the non-trading deferred income tax rate. We are tax-resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income.
Our consolidated net income for the year ended December 31, 2009 increased $41.0 million to $89.1 million from $48.1 million for the year ended December 31, 2008.

Consolidated Statement of Income of B&B Air for the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007

		For the period
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
Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For 2008, operating lease revenue totalled $218.9 million, an increase of $192.9 compared to 2007. The increase was due to: (i) a full year of operating lease revenues being recognized in 2008 on aircraft purchased in 2007 resulting in an incremental increase of $136.2 million, which includes $3.2 million of redelivery adjustments earned; and is net of revenue lost from the sale of two aircraft; (ii) operating lease revenue recognized from aircraft purchased in 2008 totalling $44.4 million; (iii) aircraft which were re-marketed in 2008 generating $5.1 million of operating lease revenue, including $4.5 million of maintenance payment liability relieved at lease termination; and (iv) aircraft previously on finance leases which were re-marketed in 2008 generating $7.2 million of operating lease revenue, including $4.0 million of maintenance payment liability relieved at lease termination.
Net lease discount amortized into lease revenue during 2008 and 2007 totalled $2.5 million and $0.2 million, respectively. In addition, lease incentives amortized as a reduction in operating lease revenue totalled $2.3 million in 2008.
Finance lease income was $2.4 million for each of 2008 and 2007. B&B Air’s net investment in direct finance lease was attributable to four aircraft repossessed in 2008. As of December 31, 2008, we had no finance leases.
In 2008, we sold two aircraft to a third-party and recognized a total gain on sale of $11.4 million.
In 2008 and 2007, we recorded interest earned on our cash balances of $3.3 million and $4.9 million, respectively, a decrease of $1.6 million. We had higher cash balances during the Stub Period 2007 as compared to 2008. The higher cash balances for Stub Period 2007 was the result of proceeds received from our Offerings and Securitization on October 2, 2007.
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

Compared to 2007, interest expense increased by $67.1 million in 2008 to $81.7 million. The increase was primarily due to: (i) a full year of interest incurred on the Notes and borrowings under our Aircraft Acquisition Facility resulting in an incremental increase of $40.2 million and $7.0 million, respectively, (ii) additional borrowings under our Aircraft Acquisition Facility to fund aircraft purchases in 2008 resulting in additional interest of $27.3 million, and (iii) loan issuance costs expensed in connection with the partial repayment of our Notes amounting to $0.6 million. These increases were partially offset by decreases in interest rates during 2008 resulting in an incremental decrease in interest of $8.0 million.
Selling, general and administrative expenses totalled $21.0 million and $4.9 million for 2008 and Stub Period 2007, respectively, an increase of $16.1 million. The increase in selling, general and administrative expenses was primarily due to a full year of operations in 2008 and additional aircraft purchased during 2007 and 2008. In addition there was approximately $0.8 million of repossession expenses recorded in 2008.
Maintenance and other leasing costs totalled $4.3 million and $0.2 million for 2008 and Stub Period 2007, respectively. The increase of $4.1 million was primarily due to: (i) full year operations in 2008 and (ii) re-leasing, repossession, technical consulting and other aircraft related costs incurred to remarket the aircraft repossessed in 2008 which totalled $2.9 million.
Our provision for income tax consists primarily of Irish income tax incurred amounting to $6.9 million and $1.0 million during 2008 and 2007, respectively. We are tax-resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25% on non-trading income. Certain interest income is not considered trading income and is taxed at the 25% rate. The 2008 provision includes benefits of foreign taxes paid in 2007.
Our consolidated net income for 2008 increased $45.8 million from $2.3 million for the Stub Period 2007 to $48.1 million in 2008.
Liquidity and Capital Resources
Cash Flows of B&B Air for the years ended December 31, 2009 and 2008
Our sole source of operating cash flows is from distributions made to us by our subsidiaries, B&B Air Funding and B&B Air Acquisition. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing their debt financing. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and substantially all available cash flow from aircraft held by B&B Air Acquisition was applied to repayment of outstanding principal. Accordingly, our primary source of cash is distributions made to us from B&B Air Funding.
We generated cash from operations of $138.4 million and $111.2 million for the years ended December 31, 2009 and 2008, respectively. The increase of $27.2 million was primarily the result of increased cash flows from (i) settlement proceeds of $8.3 million received in connection with the early termination of leases, (ii) $5.4 million of revenue from aircraft that were previously accounted for as direct finance leases in the prior year, and (iii) other changes in working capital balances.
Cash from investing activities relate primarily to the acquisition of aircraft, proceeds from sale of aircraft and lessor maintenance contributions. Cash used in investing activities totalled $7.1 million and $470.8 million for the years ended December 31, 2009 and 2008, respectively. During 2009, we paid $7.1 million for lessor contributions to maintenance. During 2008, we acquired the last two aircraft comprising the Initial Portfolio and ten additional aircraft resulting in cash used in investing activities of $505.6 million. We did not acquire any aircraft in 2009. Proceeds received from the sale of two aircraft during 2008 totalled $42.1 million. In addition, cash flow proceeds from direct finance leases were $2.7 million in 2008. In April 2008, we repossessed all four aircraft comprising our investment in direct finance leases. There were no proceeds from direct finance leases for 2009.
Cash used in financing activities for the year ended December 31, 2009 amounted to $92.1 million, compared to cash provided by financing activities of $400.7 million for the year ended December 31, 2008. In 2009, we: (i) made purchases of Notes in the principal amount of $169.4 million for $83.0 million, (ii) made additions to our cash collateral account and other restricted cash accounts totalling $25.6 million, (iii) paid $7.0 million for options to purchase our Notes and (iv) paid dividends of $24.7 million. In addition, we received $30.8 million of proceeds from our Credit Facility. In 2008, we: (i) made borrowings under the Aircraft Acquisition Facility of $464.9 million, (ii) repaid $24.9 million of Notes from proceeds received from the sale of two aircraft and (iii) paid dividends of $67.1 million. Movements in security deposits and maintenance payment liabilities were consistent in 2009 and 2008.

Cash Flows of B&B Air for the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007
We generated cash flows from operations of $111.2 million and $22.2 million for 2008 and 2007, respectively. The increase of $89.0 million was primarily the result of increased cash flows from leasing activities arising from a full-year impact of aircraft purchased in 2007 and new aircraft additions in 2008. Included in cash flows from operating activities is the proceeds we received from a swap contract terminated in 2008 amounting to $2.1 million. Compared to 2007, there was a net decrease of $17.6 million in our net operating assets and liabilities in 2008.
Cash used in investing activities totalled $470.8 million and $1,366.4 million for 2008 and 2007, respectively. During 2007, we acquired 45 aircraft comprising our Initial Portfolio and seven additional aircraft resulting in cash used in investing activities of $1,368.4 million. During 2008, our cash used for aircraft acquisitions of the last two aircraft comprising our Initial Portfolio and ten additional aircraft totalled $505.6 million. In addition, during 2008 we recognized a lessor contribution to maintenance amounting to $10.0 million. This was partially offset by cash flow proceeds from the sale of two aircraft totalling $42.1 million. Cash flow proceeds from direct finance leases was approximately $2.7 in each of 2008 and 2007.
The cash flows provided by financing activities in 2008 amounted to $400.7 million. The 2007 financing cash flows reflect the capitalization of the Company and include proceeds received in connection with the Securitization and Offerings totalling $1,318.3 million. In addition, increases and decreases in other items comprising our cash flows from financing activities were movements in: (i) our restricted cash balance amounting to $111.6 million, (ii) proceeds from and disbursements of security deposits and maintenance payment liabilities amounting to $4.0 million, (iii) an increase of $342.0 million in borrowings under the Aircraft Acquisition Facility, (iv) partial repayment of our Notes in 2008 amounting to $24.9 million, (v) cost of shares repurchased totalling $6.6 million, and (vi) total dividends paid in 2008 of $67.1 million.
Our Future Sources and Uses of Liquidity
We operate in a capital-intensive industry. The principal factors affecting our expected cash flows include lease revenues from our aircraft, net proceeds from aircraft dispositions, cash interest payments made on the Notes and our credit facilities, operating expenses, dividend payments and capital expenditures on our aircraft.
Our short-term liquidity needs include working capital for operations associated with our aircraft, interest payments, and cash to pay dividends to our shareholders. We expect that cash on hand and cash flow provided by operations will satisfy our short-term liquidity needs through at least the next 12 months and provide additional funds that may be used to create value for our shareholders.
The current economic recession and resulting slowdown in air travel have contributed to a decrease in the demand for aircraft, resulting in a decrease in aircraft lease rates and values. We expect this trend to continue into 2010. We have completed several restructuring requests and may receive additional requests for lease restructurings from troubled lessees. Nine aircraft are scheduled to come off-lease during 2010. One lease was extended, one aircraft was re-leased in February 2010 and one aircraft is subject to a forward sale contract. Our Servicer is in the process of remarketing the remaining six aircraft. This could result in a reduction in our annual revenues.
We currently do not have any unfunded commitments and have limited capital requirements. We expect to fund our current capital needs from excess cash flow.
The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and we may not borrow additional amounts. Under this facility, all available cash flow from aircraft held by B&B Air Acquisition are applied to the outstanding principal after payment of interest, certain expenses and a return paid to us on our $96.0 million equity tranche. All amounts outstanding on November 6, 2012 must be repaid in four quarterly installments. As of December 31, 2009, the Aircraft Acquisition Facility has an outstanding balance of $594.6 million.
Babcock & Brown has informed us that BBIPL, which is both the main operating and asset-owning entity in the Babcock & Brown group, continues to pursue its revised business plan to sell all of its assets. Although no definitive transaction has been announced, we expect Babcock & Brown to sell substantially all of its aviation-related assets, including the assets and servicing agreements associated with BBAM and the common shares of B&B Air owned by them. These sales could result in a servicer replacement event and an event of default under the Aircraft Acquisition Facility.

Substantially all cash flow from the aircraft held in B&B Air Acquisition has been applied to repay principal on the loans since the end of the availability period in November 2009. We will seek to refinance some or all of the amounts outstanding under the Aircraft Acquisition Facility prior to its maturity in November 2012. All amounts outstanding on November 6, 2012 must be repaid in four quarterly installments. Depending on market conditions, however, it may not be possible to refinance the Aircraft Acquisition Facility prior to November 2012 on terms we find acceptable.
We may also refinance the amounts outstanding under our Notes prior to August 2012 when substantially all cash flow from aircraft held by B&B Air Funding will be applied to repay the principal on the Notes. Depending on market conditions, however, it may not be possible to refinance the Notes on terms we find acceptable or more advantageous to the current terms of the Notes.
Our access to debt and equity financing to refinance amounts outstanding under the Aircraft Acquisition Facility and the Notes or to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. The current dislocation in credit markets may make it difficult for us to meet our long-term capital needs. In addition, our strategy of growing our aircraft portfolio requires access to the capital markets to secure new debt and equity financings
Dividends and Share Repurchases. The table below shows the quarterly dividends we have paid and the total cash requirement for each dividend payment.

	Dividends paid
Dividend payment date	per share	Total cash requirement
2009:
November 20, 2009	$0.20	$6.1 million
August 20, 2009	$0.20	$6.1 million
May 20, 2009	$0.20	$6.1 million
February 20, 2009	$0.20	$6.5 million

2008:
November 20, 2008	$0.50	$16.7 million
August 20, 2008	$0.50	$16.7 million
May 20, 2008	$0.50	$16.8 million
February 20, 2008	$0.50	$16.8 million
The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deems relevant.
Our Board of Directors approved a share repurchase program that authorized the repurchase of up to $30.0 million of our shares through June 2009. In March 2009, our Board of Directors approved the extension of the program through June 2010. The purchases to be made from time to time will be in the open market or in privately negotiated transactions, and will be funded from available cash. For the year ended December 31, 2009 we repurchased 2,208,963 shares at an average price of $4.08 per share, for a total of $9.0 million before expenses. In 2008, we repurchased 1,114,539 shares at an average price of $5.87 per share, for a total of $6.5 million before expenses. As of December 31, 2009, we have approximately $14.4 million available under the share repurchase program.
Note Purchases. During the year ended December 31, 2009, we purchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes issued by B&B Air Funding for a purchase price of $83.0 million, including associated expenses. The amounts include $50.0 million principal amount of Notes purchased on exercise of an option as described below. The Notes are held by a subsidiary and remain outstanding. Notes in the principal amount of $119.4 million are pledged to the lender in our Credit Facility.
Option Agreements. During the year ended December 31, 2009, we entered into two option agreements for a total cost of $7.0 million to purchase up to a total of $100.0 million principal amount of the Notes for 48% of the principal amount or for a total purchase price of $48.0 million. We exercised the first option agreement in 2009 and purchased a total of $50.0 million principal amount for $24.0 million. The second option agreement for another $50.0 million principal amount expires on March 17, 2010. In January 2010, we sold to an unrelated third party our right to purchase up to $35.0 million principal amount of Notes for $16.8 million. In March 2010, we sold our remaining option to purchase up to $15.0 million principal amount of Notes for $7.2 million. In connection with the option sales, we received $12.5 million in total consideration.

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
We expect that the aggregate maintenance reserve and lease-end adjustment payments we will receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. In 2009, we received $38.2 million of maintenance payments from lessees, made maintenance payment disbursements of $8.5 million and also made maintenance contributions of $7.1 million.
Financing
Securitization
Our subsidiary, B&B Air Funding, the owner of our Initial Portfolio, completed in October 2007 an aircraft lease-backed securitization (“Securitization”) that generated net proceeds of approximately $825.1 million after deducting initial purchasers’ discounts and fees. During the year ended December 31, 2009, we repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes issued by B&B Air Funding in the Securitization for a total purchase price of $83.0 million, including associated expenses. The Notes are held by a subsidiary and remain outstanding.
Interest Rate. The Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.67%. Interest expense for the Securitization also includes amounts payable to the policy provider and the Note Liquidity Facility provider thereunder. Interest and any principal payments due are payable monthly. We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes.
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
We may refinance the amounts outstanding under our Notes prior to August 2012 when substantially all cash flow from aircraft held by B&B Air Funding will be applied to repay the principal on the Notes. Depending on market conditions, however, it may not be possible to refinance the Notes on terms we find acceptable or more advantageous to the current terms of the Notes.
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
Collateral. The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland. B&B Air Funding may not encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. B&B Air Funding may not incur any indebtedness, except as permitted under the indenture, other than the Notes, any permitted credit and liquidity enhancement facilities and the obligations related to the policy.
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
As of December 31, 2009, B&B Air Funding was not in default under the Notes.

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
Aircraft Acquisition Facility
Our subsidiary, B&B Air Acquisition, has a senior secured revolving credit facility with an affiliate of Credit Suisse Securities (USA) LLC, the agent, and several other lenders. The Aircraft Acquisition Facility provided for loans in an aggregate amount of up to $1.2 billion, $96.0 million of which constitutes an equity tranche that we have provided to B&B Air Acquisition. Borrowings under the Aircraft Acquisition Facility were used to finance the acquisition of additional aircraft. All borrowings under the Aircraft Acquisition Facility are subject to the satisfaction of terms and conditions, including the absence of a default and the accuracy of representations and warranties.
Availability. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and we may not borrow any additional amounts. Under the terms of the facility, the $96.0 million tranche of equity was drawn first, a $184.0 million Tranche B of loans was drawn next and a $920.0 million Tranche A of loans became available thereafter. The loans under Tranche A and Tranche B are limited such that the outstanding amounts under such tranches may not exceed the borrowing base which is equal to the sum of (i) 85% of the appraised value of the aircraft financed under the Aircraft Acquisition Facility, (ii) 50% of maintenance reserves received with respect to such aircraft, and (iii) 100% of the cash collateral (other than maintenance reserves and security deposits) pledged to secure the loans. If the borrowing base falls below this level, in order to avoid an event of default, we would be required to contribute additional collateral to increase the borrowing base or reduce the outstanding principal balance by the amount of the deficiency. As of December 31, 2009, the $184.0 million and $96.0 million of Tranche B and equity tranche, respectively, were fully drawn and $413.5 million under Tranche A had been drawn.
The servicing agreement associated with the Aircraft Acquisition Facility includes the following servicer replacement events, some of which are also potential events of default (as described below under “Defaults and Remedies”):
•	Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air;

•	Babcock & Brown ceases to hold at least 51% of the capital stock of BBAM;

•	BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent (current default with respect to this provision has been waived to April 30, 2010, as described below);

•	Any Babcock & Brown Limited annual or semi-annual financial statement required to be delivered as described above contains a going-concern or similar qualification;

•	The insolvency of BBAM or any significant subsidiary of BBAM; and

•	A BBAM default on recourse debt over $25 million.

On the occurrence of a servicer replacement event, B&B Air Acquisition (with the consent of the agent), or the agent on the direction of two-thirds of the Tranche A and Tranche B lenders combined, may terminate the service agreement.
Babcock & Brown Limited, the Australian company that is the holding company for the Babcock & Brown group and the ultimate parent of BBAM, was placed into voluntary administration in Australia on March 13, 2009. As a result, we do not expect that BBAM will be able to deliver audited financial statements of Babcock & Brown Limited to the agent and lenders as required by the servicing agreement related to the Aircraft Acquisition Facility. The agent has approved an extension of the deadline for delivery of the financial statements of Babcock & Brown Limited for the year ended December 31, 2008. In accordance with the terms of the extension, if BBAM is unable to deliver these financial statements by April 30, 2010, the agent may require compliance within 30 days of written notice to BBAM. If BBAM is still unable to comply within this 30 day period, a servicer replacement event will have occurred.
Commitment Fees. Until November 6, 2009, fees of 0.3% per annum were payable on unutilized commitments under Tranche A.
Principal Payments. Commencing November 7, 2009, substantially all cash flow from the aircraft held by B&B Air Acquisition have been applied to repay principal on the loans. The Aircraft Acquisition Facility provides that all amounts outstanding on November 6, 2012, must be repaid in four quarterly installments. In 2009, we made total principal repayments of $2.9 million.
B&B Air Acquisition may make additional voluntary prepayments under the Aircraft Acquisition Facility. In addition, B&B Air Acquisition is required to make partial prepayments with the proceeds of sales of aircraft financed under the Aircraft Acquisition Facility and a portion of insurance and other proceeds received with respect to any event of total loss of aircraft financed under the Aircraft Acquisition Facility.
Interest. Borrowings and equity drawings under the Aircraft Acquisition Facility bear interest or earn a return at a rate based on the one-month LIBOR plus an applicable margin. Initially, the applicable margin for Tranche A was 1.25% per annum, for Tranche B was 4.00% per annum and for the tranche of equity, a distribution could be made equal to the percentage determined monthly such that the margin for the entire drawn amount of loans and equity under the facility will be 2.5% per annum. Beginning November 7, 2009, the applicable margin on Tranche A was increased to 1.50%. After November 6, 2012, the applicable margin for Tranche A and Tranche B will increase by 0.25% per quarter, up to a maximum margin of 3.75% for Tranche A and 8.00% for Tranche B. We have entered into interest rate swap agreements to minimize the risks associated with borrowings under the Aircraft Acquisition Facility.
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
Certain Covenants. B&B Air Acquisition is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by it. The Aircraft Acquisition Facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft acquired by B&B Air Acquisition, including covenants relating to the disposition of aircraft, lease concentration limits restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as further described in the agreement. As of December 31, 2009, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.
•	Aircraft Dispositions. The ability of B&B Air Acquisition to sell aircraft is limited by the terms of the Aircraft Acquisition Facility. Any sale after the end of the availability period requires prior written consent of the agent and that B&B Air Acquisition must receive a minimum cash sales price equal to at least the debt allocable to that aircraft plus certain expenses.

•	Concentration Limits. B&B Air Acquisition may only enter into a future lease if, after entering into such future lease, B&B Air Acquisition is in compliance with certain criteria in respect of limits based on, among other things, the proportion of our portfolio leased to any single lessee, the regional concentration of our lessees and aircraft type and age concentration limits. These limits may place limits on B&B Air Acquisition’s ability (absent lender consent) to re-lease their aircraft to certain customers at certain times, even if to do so would provide the best risk-adjusted cash flow and would be within our risk policies then in effect.

•	Interest Coverage Ratio. B&B Air Acquisition is required to maintain a monthly interest coverage ratio of at least 1.1 to 1, and a rolling three-month interest coverage ratio of at least 1.25 to 1.

•	Leases. When re-leasing any aircraft, B&B Air Acquisition must receive agent consent. Follow-on leases must also be in accordance with certain provisions set forth in the Aircraft Acquisition Facility. The requirements include, but are not limited to, maintenance, insurance and minimum lease rental rates and conditions.

•	Modification of Aircraft and Capital Expenditures. B&B Air Acquisition is generally not permitted to make capital expenditures in respect of any optional improvement or modification of an aircraft if the aggregate cost of such modifications and improvements exceeds 7.5% of the aircraft value determined as of the date the aircraft was acquired, without the prior written consent of the agent.

•	Other Covenants. The Aircraft Acquisition Facility contains other customary covenants, including covenants that restrict the investment and business activities of B&B Air Acquisition, maintain the special purpose and bankruptcy remoteness characteristics of B&B Air Acquisition, limit the amount and type of debt, guarantees or other indebtedness that can be assumed by B&B Air Acquisition entities, restrict B&B Air Acquisition’s ability to grant liens or other encumbrances, require the maintenance of certain airline hull, liability, war risk and repossession insurance and limit the ability of the members of B&B Air Acquisition to merge, amalgamate, consolidate or transfer assets.
Default and Remedies. Events of default under the Aircraft Acquisition Facility include, among other things:
•	interest or principal is not paid when due,

•	failure to make certain other payments and such payments are not made within 20 business days of receiving written notice,

•	failure to maintain required insurance levels,

•	failure to comply with certain other covenants and such noncompliance continuing for 20 business days after receipt of written notice,

•	B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings,

•	certain early terminations of B&B Air Acquisition’s swap agreements,

•	failure to meet interest coverage ratios,

•	Babcock & Brown ceasing to hold at least 5% of the issued and outstanding shares of B&B Air; and

•	Babcock & Brown ceasing to hold at least 51% of the capital stock of BBAM.
As of December 31, 2009, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.
Babcock & Brown has informed us that BBIPL, which is both the main operating and asset-owning entity in the Babcock & Brown group, continues to pursue its revised business plan to sell all of its assets. Although no definitive transaction has been announced, we expect Babcock & Brown to sell substantially all of its aviation-related assets, including the assets and servicing agreements associated with BBAM and the common shares of B&B Air owned by them. These sales could result in a servicer replacement event and an event of default under the Aircraft Acquisition Facility.
If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of 2/3 of the Tranche A and Tranche B lenders combined may demand immediate repayment of all outstanding borrowings under the Aircraft Acquisition Facility. After the occurrence of certain bankruptcy and insolvency related events of default or any acceleration of the amounts due under the facility after the occurrence of an event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to us. Each of these events is beyond our control and could have a material adverse effect on our business. In general, the consent of 2/3 of the Tranche A and Tranche B lenders combined is required to amend the Aircraft Acquisition Facility.

Credit Facility
In June 2009, we entered into the $32.3 million Credit Facility with an international commercial bank. As of December 31, 2009, we had borrowed $32.3 million under the agreement. The Credit Facility is secured by a pledge of our rights, title and interest in $119.4 million principal amount of Notes purchased by a wholly-owned subsidiary of B&B Air.
There are no scheduled principal payments due during the term of the Credit Facility. Interest is payable monthly and equal to the interest proceeds on the pledged Notes. The Credit Facility is scheduled to mature on August 16, 2010 but provides for two 1-year extension options upon the payment of a fee at each extension date equal to 2.5% of the then-outstanding principal amount.
We are subject to certain interest coverage ratios and other financial covenants as specified in the Credit Facility. As of December 31, 2009, we were not in default under the Credit Facility.
Capital Expenditures
We made no aircraft acquisitions during the year ended December 31, 2009.
During the year ended December 31, 2008, we acquired and took delivery of the following aircraft:
•	One Airbus A320-200 on lease to Vueling (Spain), formerly Clickair;

•	One Boeing 757-200 on lease to Icelandair (Iceland);

•	One Boeing 757-200SF on lease to Icelandair (Iceland);

•	One Boeing 777-200ER on lease to KLM (The Netherlands);

•	One Airbus A330-200 on lease to LTU (Germany);

•	One Boeing 737-800 on lease to Sky Airlines (Turkey);

•	One Boeing 737-900ER on lease to SpiceJet (India);

•	One Boeing 747-400 on lease to United Air Lines (USA);

•	One Airbus A319-100 on lease to Virgin America (USA); and

•	One Airbus A320-200 on lease to Virgin America (USA).
During December 2007, we acquired and took delivery of the following aircraft:
•	Four Airbus A319-100s on lease to US Airways (USA);

•	One Airbus A320-200 on lease to Vueling (Spain), formerly Clickair;

•	One Boeing 737-900ER on lease to SpiceJet (India); and

•	One Boeing 757-200 on lease to Icelandair (Iceland).
In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of December 31, 2009, the weighted average age of the aircraft in our portfolio was 7.3 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation
The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.
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
Research and Development, Patents and Licenses, etc.
Not applicable.
Off-Balance Sheet Arrangements
Not applicable.
Contractual Obligations
Our long-term contractual obligations as of December 31, 2009 consists of the following (in thousand):

	2010	2011	2012	2013	2014	Thereafter	Total
Principal payments under the Notes(1)	$9,245	$9,186	$37,453	$80,131	$85,027	$437,634	$658,676
Interest payments under the Notes(2)	5,958	5,830	5,692	5,093	4,344	8,889	35,806
Principal payments under the Aircraft Acquisition Facility (3)	30,043	31,665	155,021	377,837	—	—	594,566
Interest payments under the Aircraft Acquisition Facility (4)	14,853	14,330	13,557	5,068	—	—	47,808
Principal payments under the Credit Facility(5)	32,290	—	—	—	—	—	32,290
Interest payments under the Credit Facility(5)	404	—	—	—	—	—	404
Payments to affiliates of B&B under our management agreement(6)	6,219	6,219	6,219	6,219	6,219	110,382	141,477
Payments to affiliates of B&B under our administrative servicing agreement for our Initial Portfolio(7)	777	777	777	777	777	3,111	6,996
Payments to affiliates of B&B under our servicing agreements for additional aircraft(8)	3,055	3,017	2,992	1,848	—	—	10,912
Payments to affiliates of B&B under our servicing agreement for our Initial Portfolio(9)	3,232	2,924	2,731	2,361	2,154	5,143	18,545

Total	$106,076	$73,948	$224,442	$479,334	$98,521	$565,159	$1,547,480

(1)	Until July 2010, there are no scheduled principal payments on the Notes. For each month between July 2010 and August 2012, there are scheduled principal payments in fixed amounts of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, cash flow will not be available to us for the payment of dividends since principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. The final maturity of the Notes is November 14, 2033.

(2)	Interest payments assume LIBOR remains at the current rate through the term of the Notes and reflect amounts we expect to pay after giving effect to interest swaps and amounts payable to our policy provider.

(3)	Commencing November 7, 2009, B&B Air Acquisition began making principal payments under its Aircraft Acquisition Facility. Subject to an extension by the lenders as provided in the agreement, all amounts outstanding on November 6, 2012 must be repaid in four quarterly installments.

(4)	Interest payments assume LIBOR remains at the current rate through the term of the facility and reflect amounts we expect to pay after giving effect to interest swaps.

(5)	There are no scheduled principal payments due during the term of the Credit Facility. Interest is payable monthly and equal to the interest proceeds on the pledged Notes. The Credit Facility is scheduled to mature on August 16, 2010 but provides the Company with two 1-year extension options upon the payment of a fee at each extension date equal to 2.5% of the then-outstanding principal amount.

(6)	Our management agreement provides that we pay base and rent fees and a management expense amount of $6.0 million annually, adjusted for increases in the consumer price index (“CPI”), to our Manager. Base and rent fees paid to BBAM under our servicing agreements are credited toward (and thereby reduce) such fees payable under our management agreement and the amounts in the table assume that such credit reduces the base and rent fees payable under the management agreement to $0. See “Management Agreement.”

(7)	Our management agreement provides that we pay our Manager an administrative agency fee initially equal to $750,000 per annum, adjusted for CPI increases, for each aircraft securitization financing we complete.

(8)	The servicing agreement between BBAM and B&B Air Acquisition provide that they pay BBAM an administrative agency fee of $20,000 per month. B&B Air Acquisition will also pay BBAM a rent fee equal to 3.5%, respectively, of the aggregate amount of basic rent actually collected for all or any part of a month. Amounts in the table reflect the rent fee for our aircraft as of December 31, 2009.

(9)	Our servicing agreement for our Initial Portfolio provides that we will pay BBAM a base fee of $150,000 per month, adjusted for CPI increases, which will also increase by 0.01% of the maintenance-adjusted base value (at the time of acquisition) of each additional aircraft acquired into B&B Air Funding that is not an aircraft in our Initial Portfolio. We will also pay BBAM a rent fee equal to 1.0%, of the aggregate amount of basic rent actually collected for all or any part of a month for any of their aircraft plus 1.0% of the aggregate amount of basic rent due for all or any part of a month for any of our aircraft. Amounts in the table reflect the rent fee for aircraft in B&B Air Funding’s portfolio as of December 31, 2009.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is West Pier, Dun Laoghaire, County Dublin, Ireland. Our telephone number at that address is +353 1 231-1900.

Name	Age	Position
Colm Barrington	64	Chief Executive Officer and Director
Gary Dales	54	Chief Financial Officer
Steven Zissis	50	Chairman and Director
James Fantaci	63	Director
Erik G. Braathen	54	Director
Sean Donlon	70	Director
Joseph M. Donovan	55	Director
Susan M. Walton	50	Director

Colm Barrington has been our chief executive officer and a member of our board of directors since May 2007. Mr. Barrington has approximately 40 years of global experience in the aviation industry, having started his aviation career in 1967 at Ireland’s national airline, Aer Lingus. In 1979, he joined GPA Group plc where he held various senior positions, including chief operating officer. Upon GECAS’s agreement in 1993 to manage GPA’s assets, Mr. Barrington oversaw the successful integration of the two companies. In 1994, he joined Babcock & Brown Limited in Ireland where he worked in aircraft and lease management and arranging cross border lease financings of commercial aircraft. Mr. Barrington is the Non-Executive Chairman of the Board of Directors of Aer Lingus plc and a director of IFG Group plc. Mr. Barrington received a BA and an MA in Economics from University College Dublin. He also received a public administration degree from the Institute of Public Administration, also in Dublin.
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
James Fantaci has been a member of our board of directors since May 2007. Although now retired from Babcock & Brown, Mr. Fantaci had coordinated all of Babcock & Brown’s operating leasing activities worldwide until November 2008. Prior to joining Babcock & Brown in 1982, Mr. Fantaci was senior vice president of the New York office of Matrix Leasing International and prior to that he served as assistant treasurer of the Bank of New York. Mr. Fantaci attended the New School for Social Research and graduated from Brooklyn College with a degree in Economics.
Erik G. Braathen has been a member of our board of directors since June 2007. Mr. Braathen has been the chief executive of Ojada AS, a privately owned investment company, since 1999. Prior to joining Ojada AS, Mr. Braathen was the chief executive officer of Braathens ASA where he gained extensive experience in the airline industry from 1986 to 1999. Mr. Braathen is a member of the boards of directors of Protector Insurance ASA, Sayonara AS and Ojada AS. Mr. Braathen has a Master of International Management from AGSIM, Phoenix Arizona, and a Bachelor of Arts & Economics from the University of Washington.
Sean Donlon has been a member of our board of directors since June 2007. Mr. Donlon has served as the chancellor of the University of Limerick, Ireland from 2002 to 2008. Mr. Donlon has previously worked with the GPA Group plc, as well as with GE Capital Aviation Services. Prior to entering the private sector, he had a long career in the Irish public service, having been Irish Ambassador to the United States of America and Secretary General of the Department of Foreign Affairs. Mr. Donlon is a director of Aviva Life International Ltd., Enba plc, the University of Limerick Foundation Ltd. and chairman of the BIRR Scientific and Heritage Foundation Ltd. Mr. Donlon is a graduate of the University College Dublin and was conferred with an Honorary Doctorate of Civil and Canon Laws by the National University of Ireland in December 2008 and an Honorary Doctorate of Laws by the University of Limerick in January 2009.
Joseph M. Donovan has been a member of our board of directors since June 2007. Prior to his retirement in January 2007, Mr. Donovan was chairman of Credit Suisse’s asset-backed securities and debt financing group, which he led for nearly seven years. Prior thereto, Mr. Donovan was a managing director and head of asset finance at Prudential Securities (1998-2000) and Smith Barney (1995-1997). Mr. Donovan began his banking career at The First Boston Corporation in 1983, ultimately becoming a managing director at CS First Boston, where he served as Chief Operating Officer of the Investment Banking Department from 1992 to 1995. Mr. Donovan is a director of Cohen & Company and Homeownership Preservation Foundation. Mr. Donovan received his MBA from The Wharton School and has a degree in Accountancy from the University of Notre Dame.

Susan M. Walton has been a member of our board of directors since June 2007. Ms. Walton is currently a sub-regional director of the environmental charity Groundwork London. Until February 2008, Ms. Walton was the chief executive of Hampshire & Isle of Wight Wildlife Trust (“HWT”), a leading wildlife conservation charity in England, where she was responsible for biodiversity projects in two counties and developing partnerships with key stakeholder groups. Prior to joining HWT in 2006, she served as general manager — structured finance and export credit, for Rolls-Royce Capital Limited for nine years. Ms. Walton was also a Principal at Babcock & Brown from 1989 to 1997 where she was responsible for producing and implementing Babcock & Brown’s annual European marketing plan. Ms. Walton is a trustee for the Sussex Wildlife Trust, a trustee for Buglife — The Invertebrate Conservation Trust and a member of the High Weald AONB Sustainable Development Fund Panel. Ms. Walton holds a degree in Environmental Conservation from Birkbeck College, University of London.
Compensation of Directors
Each independent member of our board of directors receives an annual cash retainer of $100,000 payable in equal quarterly installments. Our lead independent director receives an additional $25,000 per year. Each independent director who is a chairman of a committee of the board of directors receives an additional $15,000 per year.
We paid to our directors aggregate cash compensation of $0.6 million for services rendered during 2009. We do not have a retirement plan for our directors.
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
Share Ownership
None of our directors or executive officers individually own more than 1% of our outstanding common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
The table below sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as of February 28, 2010:

	Shares Beneficially Owned
Name	Number	Percent
Babcock & Brown Limited	4,422,529	14.6%
Thornburg Investment Management Inc. (1)	1,943,500	6.4%
Neuberger Berman Group LLC (2)	1,896,125	6.3%

(1)	The information above and in this footnote is based on information taken from the Schedule 13G filed by Thornburg Investment Management Inc. with the SEC on January 8, 2010. Thornburg Investment Management Inc. has sole voting power and sole dispositive power over 1,943,500 ADSs.

(2)	The information above and in this footnote is based on information taken from the Schedule 13G filed by Neuberger Berman Group LLC with the SEC on June 11, 2009. Neuberger Berman Group LLC and Neuberger Berman LLC have sole voting power over 1,220,800 ADSs and shared dispositive power over 1,896,125 ADSs.
All ADS holders have the same voting rights.
As of February 26, 2010, 2,800 of our ADSs were held by 5 holders of record in the United States, not including ADSs held of record by Depository Trust Company, or DTC. As of February 26, 2010, DTC was the holder of record of 23,817,728 ADSs. To the best of our knowledge, 7,300 ADSs were beneficially owned by holders with U.S. addresses.
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
Related Party Transactions
In April 2009, we repurchased a total of 2,208,963 of our ADSs from affiliates of Babcock & Brown who also were investors in JET-i Leasing, for an average price of $4.08 per ADS pursuant to a stock purchase agreement. The price per share paid was calculated based on 90% of the five-day value weighted average price, as defined in the agreement, preceding the trade day.

	Date	ADSs Repurchased	Price per share
BBGP Aircraft Holdings Ltd	April 1, 2009	2,074,528	$4.05
Babcock & Brown Cayman Ltd	April 9, 2009	63,761	$3.86
Babcock & Brown Direct Investment Fund Ltd	April 30, 2009	70,674	$5.25
On December 31, 2008, we repurchased 961,539 of our ADSs from BBGP Aircraft Holdings Ltd. for a price of $5.20 per ADS pursuant to a stock purchase agreement. The price per share paid was calculated based on 90% of the five-day value weighted average price, as defined in the agreement, preceding the trade day.
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
Management and Administrative Services
Base and Rent Fees. In respect of the aircraft in our Initial Portfolio and any other aircraft we may acquire that will be held by B&B Air Funding or any of its subsidiaries or any other subsidiary we establish for the purpose of entering into an aircraft securitization financing, we pay our Manager:
•	a base fee of $150,000 per month per subsidiary we establish for the purpose of entering into an aircraft securitization financing, which will increase by 0.01% of the maintenance-adjusted base value (at the time of acquisition) of each additional aircraft acquired beyond the Initial Portfolio, in the case of B&B Air Funding, or beyond the initial portfolio of aircraft financed with the proceeds of the applicable aircraft securitization financing (the amount of the base fee will be subject to adjustment as set forth below under “— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees’’); and
•	a rent fee equal to 1.0% of the aggregate amount of basic rent due for all or any part of a month for any of such aircraft plus 1.0% of the aggregate amount of basic rent actually paid for all or any part of a month for any of such aircraft.

In 2009 and 2008, the base and rent fees we incurred and payable to the Manager were approximately $4.6 million and $4.8 million, respectively. However, this entire amount was offset by servicing fees paid to BBAM pursuant to our servicing agreements. See “— Fees and Expenses — Credit for Servicing Fees Paid.’’
In respect of any aircraft we acquire that is held by B&B Air Acquisition or any of its subsidiaries, we will pay our Manager a fee equal to 3.5% of the aggregate amount of basic rent actually paid for all or any part of a month for any such aircraft. In 2009 and 2008, the rent fees we incurred and that were payable to the Manager were approximately $2.8 million and $2.3 million, respectively.
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
No incentive fee was paid in 2009 or 2008.
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
In 2008, origination fees of $7.0 million were incurred in connection with the purchase of ten aircraft by B&B Air Acquisition and its subsidiaries and fees of $0.6 million were incurred in connection with the sale of two aircraft by B&B Air Funding and its subsidiaries. We did not pay any origination and disposition fee in 2009.

Administrative Agency Fees. We pay to our Manager an administrative agency fee equal to $750,000 per annum for each aircraft securitization financing (the amount of the administrative agency fee for each aircraft securitization financing we establish will be subject to adjustment as set forth below under “— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees’’). In 2009 and 2008, we paid the Manager administrative agency fees totalling $0.8 million in respect of each year, but this amount was credited toward servicing fees paid pursuant to the Servicing Agreement between B&B Air Funding and BBAM.
In addition, our Manager is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum commencing on the month that the Aircraft Acquisition Facility became available. In 2009 and 2008, we paid the Manager administrative agency fees totalling $0.2 million in respect of each year, but this amount was credited toward servicing fees paid pursuant to the Servicing Agreement between B&B Air Acquisition and BBAM.
Adjusting the Base Fees and Administrative Agency Fees. The amount of the base fee payable and the amount of the administrative agency fee payable for each aircraft securitization financing we establish will be increased (but not decreased) annually by the percentage movement (if any) in the CPI index applicable for the previous calendar year.
Ancillary Management and Administrative Services.
We pay to our Manager such additional fees for any ancillary management and administrative services provided by our Manager to us from time to time as we and our Manager agree to before the ancillary management and administrative services are provided. We did not pay any ancillary management and administrative services fee to our Manager in 2009 or 2008.
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
Break Fees
Our Manager is entitled to one-third of the value of any break, termination or other similar fees received by us (with such value to be reduced by any third-party costs incurred by or on behalf of us or by our Manager on behalf of us in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by us in any aircraft or other aviation assets. We did not pay any break fees to our Manager in 2009 or 2008.
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
Even though our shareholders (with the concurrence of 75% of our independent directors) have the right under the management agreement to terminate our Manager, it may not be possible for them to exercise this right in view of the number of common shares held by Babcock & Brown, its affiliates and funds managed by its affiliates. Currently, Babcock & Brown, its affiliates and such funds owned approximately 15% of our outstanding common stock and termination of our management agreement requires the vote of holders of 75% of our outstanding common shares.
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
In 2009 and 2008, we paid BBAM servicing fees totalling $4.6 million and $4.8 million, respectively.
BBAM is also entitled to additional servicing fees consisting of a sales fee for each sale of an aircraft equal to 1.5% of the aggregate gross proceeds in respect of dispositions of aircraft assets. Fees for additional services will be as mutually agreed. In 2008, we paid additional servicing fees to BBAM totalling $0.6 million in connection with the sale of two aircraft. We did not pay any additional servicing fees to BBAM in 2009.
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
Babcock & Brown has informed us that BBIPL, which is both the main operating and asset-owning entity in the Babcock & Brown group, continues to pursue its revised business plan to sell all of its assets. Although no definitive transaction has been announced, we expect Babcock & Brown to sell substantially all of its aviation-related assets, including the assets and servicing agreements associated with BBAM and the common shares of B&B Air owned by them. These sales could result in a servicer replacement event and an event of default under the Aircraft Acquisition Facility.
Upon the occurrence of a servicer replacement event, B&B Air Acquisition (with the consent of the agent) or the agent on the direction of 2/3 of the Tranche A and Tranche B lenders combined, may terminate the service agreement. The Servicing Agreement may be amended with the written consent of the agent.
Fees paid to BBAM pursuant to this servicing agreement in 2009 and 2008 amounted to $3.1 million and $2.5 million, respectively.
ADMINISTRATIVE SERVICES AGREEMENT
Pursuant to an administrative services agreement, B&B Air Funding has engaged our Manager to act as its administrative agent and to perform various administrative services, including maintaining its books and records, procuring and supervising legal counsel, accounting, tax and other advisers, and informing the board of directors of B&B Air Funding if the administrative agent believes that the net revenues generated by the leases of the aircraft will be insufficient to satisfy the payment obligations under its Securitization. In consideration for such services, B&B Air Funding pays the administrative agent an annual fee of $750,000, subject to increases tied to a cost of living index, and will reimburse it for its expenses. For each of 2009 and 2008, we incurred administrative services fees totalling $0.8 million.
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
Dividend
The table below shows the quarterly dividends we have paid and the total cash requirement for each dividend payment.

	Dividends paid
Dividend payment date	per share	Total cash requirement
2009:
November 20, 2009	$0.20	$6.1 million
August 20, 2009	$0.20	$6.1 million
May 20, 2009	$0.20	$6.1 million
February 20, 2009	$0.20	$6.5 million

2008:
November 20, 2008	$0.50	$16.7 million
August 20, 2008	$0.50	$16.7 million
May 20, 2008	$0.50	$16.8 million
February 20, 2008	$0.50	$16.8 million
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

	High	Low
2007	$23.90	$16.56
2008	18.85	4.70
2009	10.29	2.50
The following table sets forth the quarterly high and low market prices for our ADSs on the New York Stock Exchange since September 26, 2007, the date of listing:

	High	Low
2008:
Quarter ending March 31, 2008	18.85	13.40
Quarter ending June 30, 2008	16.94	8.73
Quarter ending September 30, 2008	14.00	8.03
Quarter ending December 31, 2008	10.25	4.70
2009:
Quarter ending March 31, 2009	7.79	2.50
Quarter ending June 30, 2009	8.45	4.11
Quarter ending September 30, 2009	10.29	6.29
Quarter ending December 31, 2009	9.90	7.95
The following table sets forth the monthly high and low market prices for our ADSs on the New York Stock Exchange for the most recent six months:

	High	Low
2009:
September 2009	$10.29	$8.01
October 2009	9.90	8.31
November 2009	9.35	7.95
December 2009	9.40	8.70
2010:
January 2010	10.94	9.04
February 2010	10.42	8.76
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

Material Contracts
The following is a list of material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, preceding the date of this Annual Report:
1)	Management Agreement, dated as of October 2, 2007, between Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Limited. See Item 7.B “Related Party Transactions — Management Agreement.’’
2)	Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. See Item 7.B “Related Party Transactions — Servicing Agreement.’’
3)	Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited. See Item 7 “Related Party Transactions — Administrative Services Agreements.’’
4)	Registration Rights Agreement, dated as of October 2, 2007, among private investors and Babcock & Brown Air Limited. See Item 7 “Related Party Transactions — Registration Rights Agreement.’’
5)	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.’’
6)	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.’’
7)	Aircraft Acquisition Facility, dated as of November 7, 2007 among Babcock & Brown Air Acquisition I Limited, the Lenders from time to time party thereto and Credit Suisse, New York Branch. See Item 5 “Liquidity and Capital Resources — Financing — Aircraft Acquisition Facility.’’
8)	Servicing and Administrative Services Agreement, dated as of November 7, 2007 among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Acquisition I Limited and each Aircraft Subsidiary that becomes a party thereto. See Item 7 “Related Party Transactions — Servicing Agreement.’’
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
Exchange Controls
We are not aware of any governmental laws, decrees or regulations in Bermuda that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.
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
Income Tax
Irish and Non-Irish Holders
Irish Holders. Individual Irish Holders are subject to income tax on the gross amount of any dividend (i.e., the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 41% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of any DWT. Individual Irish Holders may, depending on their circumstances, also be subject to the Irish health levy of 4% on the first €75,036 of income and 5% on aggregate income in excess of this amount along with pay related social insurance contributions of up to 4% in respect of dividend income up to the first €75,036 of income. An income levy has been introduced with effect from 1 January 2009. The levy is charged on an individual’s income from all sources, including income which is exempt from income tax, with certain exclusions. The levy is charged at five different rates for the year 2009: 1.67% on the first €75,036; 3% on the next €25,064; 3.33% on the next €74,880; 4.67% on the next €75,140; and 5% on the aggregate income in excess of €250,150. For 2010, the levy will be charged at 2% on the first €75,036, 4% on the next €99,944 and 6% on the aggregate income in excess of €174,980.

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
Taxation of Capital Gains
Irish Holders. Irish Holders that acquire shares will generally be considered, for Irish tax purposes, to have acquired their shares at a base cost equal to the amount paid for shares. On subsequent dispositions, shares acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before shares acquired at a later time. Irish Holders that dispose of their shares will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realized from such disposition exceed the base cost of the common shares or ADSs disposed of and any incidental expenses. The rate of CGT for disposals before 8 April 2009 is 22%. Disposals made on or after 8 April 2009 are subject to CGT at 25%. Unutilized capital losses from other sources generally can be used to reduce gains realized on the disposal of our shares.
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
Irish Capital Acquisitions Tax
A gift or inheritance of our shares will be within the charge to capital acquisitions tax (CAT) where the donor/deceased or the beneficiary is resident or ordinarily resident in Ireland at the date of the gift/inheritance or to the extent that the property of which the gift or inheritance consists is situated in Ireland at the relevant date. Special rules with regard to residence apply where an individual is not domiciled in Ireland. CAT is charged at a flat rate of 25% for gifts or inheritances taken on or after 8 April 2009. Gifts and inheritances taken before this date are subject to CAT at 22%. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

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
U.S. Federal Income Tax Considerations
The following is a general discussion of the U.S. federal income taxation of us and of certain U.S. federal income tax consequences of acquiring, holding or disposing of the shares by U.S. Holders (as defined below) and information reporting and backup withholding rules applicable to both U.S. and Non-U.S. Holders (as defined below). It is based upon the U.S. Internal Revenue Code, the U.S. Treasury regulations (“Treasury Regulations”) promulgated thereunder, published rulings, court decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary does not purport to address all of the U.S. federal income tax consequences applicable to us or to all categories of investors, some of whom may be subject to special rules including, without limitation, dealers in securities or currencies, financial institutions or “financial services entities,” life insurance companies, holders of shares held as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction” with other investments, U.S. persons whose “functional currency” is not the U.S. dollar, persons who have elected “mark-to-market” accounting, persons who have not acquired their shares upon their original issuance, or in exchange for consideration other than cash, persons who hold their shares through a partnership or other entity which is a pass-through entity for U.S. federal income tax purposes, or persons for whom a share is not a capital asset, and persons holding, directly indirectly or constructively, 5% or more of our ADSs or underlying shares. The tax consequences of an investment in our shares will depend not only on the nature of our operations and the then-applicable U.S. federal tax principles, but also on certain factual determinations that cannot be made at this time, and upon a particular investor’s individual circumstances. No advance rulings have been or will be sought from the Internal Revenue Service (the “IRS”) regarding any matter discussed herein.
For purposes of this discussion, a “U.S. Holder” is (1) a citizen or resident of the United States; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust which (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of our shares that is not a U.S. Holder and who, in addition, is not (1) a partnership or other fiscally transparent entity; (2) an individual present in the United States for 183 days or more in a taxable year who meets certain other conditions; or (3) subject to rules applicable to certain expatriates or former long-term residents of the United States. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase the shares. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States. For U.S. tax purposes holders of our ADSs are treated as if they hold the underlying common shares represented by the ADSs.

Taxation of U.S. Holders of Shares
U.S. Holders of shares are subject to U.S. tax under the passive foreign investment companies (“PFIC”) rules, as summarized below.
Tax Consequences of Passive Foreign Investment Company (PFIC) Status. We will be deemed a PFIC if 75% or more of our gross income, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income. Alternatively, we will be deemed to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. We believe that we were a PFIC for 2007, 2008 and 2009, and expect to be a PFIC for 2010 and for the foreseeable future. Assuming we are a PFIC, our dividends will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. Holders. Thus, dividends (as determined for U.S. federal income tax purposes) will be taxed at the rate applicable to ordinary income of the U.S. Holder.
Assuming we are a PFIC, U.S. Holders of our shares will be subject to different taxation rules with respect to an investment in our shares depending on whether they elect to treat us as a qualified electing fund, or a QEF, with respect to their investment in our shares. If a U.S. Holder makes a QEF election in the first taxable year in which the U.S. Holder owns our shares (and if we comply with certain reporting requirements, which we have done and intend to do), then such U.S. Holder will be required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate voluntary election to defer payment of taxes, which deferral is subject to an interest charge. If a QEF election is made, U.S. Holders will not be taxed again on our distributions, which will be treated as return of capital for U.S. federal income tax purposes. Instead, distributions will reduce the U.S. Holder’s basis in our shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of a capital asset.
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
As a result of our purchase of Notes in 2009, we have generated significant ordinary earnings for U.S. federal income tax purposes. Accordingly, U.S. shareholders that have made a QEF election with respect to our common shares will be required to include in gross income their pro rata share of our ordinary earnings and net capital gain, if any. Such inclusion is required even if the amount exceeds cash distributions made by us during the year.
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
Taxation of B&B Air and Our Subsidiaries
Unless otherwise exempted by an applicable income tax treaty, a non-U.S. corporation that is directly or through agents engaged in a trade or business in the U.S. is generally subject to U.S. federal income taxation, at the graduated tax rates applicable to U.S. corporations, on the portion of such non-U.S. corporation’s income that is “effectively connected” with such trade or business. In addition, such a non-U.S. corporation may be subject to the U.S. federal branch profits tax on the portion of its “effectively connected earnings and profits” constituting “dividend equivalent amounts” at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty. In addition non-U.S. corporations that earn certain U.S. source income not connected with a U.S. trade or business can be subject to a 30% withholding tax on such gross income unless they are entitled to a reduction or elimination of such tax by an applicable treaty. Furthermore, even if a non-U.S. corporation is not engaged in a U.S. trade of business, certain U.S. source “gross transportation income” (which includes rental income from aircraft that fly to and from the United States) is subject to a 4% gross transportation tax in the United States unless a statutory or treaty exemption applies.

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
No assurances can be given, however, that we will continue to qualify each year for the benefits of the Irish Treaty or that we will not in the future be treated as maintaining a permanent establishment in the U.S. In order for us and our subsidiaries to be eligible for the benefits of the Irish Treaty for a particular fiscal year, we must each satisfy the requirements of Article 23 (Limitation on Benefits) of the Irish Treaty for that fiscal year. We will be eligible for the benefits of the Irish Treaty if the principal class of our shares is substantially and regularly traded on one or more recognized stock exchanges. Our shares will be considered substantially and regularly traded on one or more recognized stock exchanges in a fiscal year if: (1) trades in such shares are effected on such stock exchanges in more than de minimis quantities during every quarter; and (2) the aggregate number of shares traded on such stock exchanges during the previous fiscal year is at least 6% of the average number of shares outstanding during that taxable year. We satisfied this requirement for each of the years since our inception. If our shares cease to be treated as regularly traded, then we may no longer be eligible for the benefits of the Irish Treaty. Our subsidiaries that are Irish tax-resident will be eligible for benefits under the Irish Treaty if we hold, directly or indirectly, 50% or more of the vote and value of the subsidiary and we meet the regularly traded test described above.
If we or any subsidiary were not entitled to the benefits of the Irish Treaty, any income that we or that subsidiary earns that is treated as effectively connected with a trade or business in the U.S., either directly or through agents, would be subject to tax in the U.S. at a rate of 35%. In addition, we or that subsidiary would be subject to the U.S. federal branch profits tax at a rate of 30% on its effectively connected earnings and profits, considered distributed from the U.S. business. In addition, if we did not qualify for Irish Treaty benefits, certain U.S. source rental income not connected with a U.S. trade or business could be subject to withholding tax of 30% and certain U.S. source gross transportation income could be subject to a 4% gross transportation tax if an exemption did not apply.
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes and borrowings under our Liquidity Facility, if any, our Aircraft Acquisition Facility and the Credit Facility. 54 out of our 62 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining eight leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.
We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes and to minimize the risks associated with any borrowings under our Aircraft Acquisition Facility. We expect that these interest rate swaps would significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.
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
Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $13.9 million and would have increased or decreased our revenues by $2.0 million on an annualized basis.
The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. As of December 31, 2009, the fair market value of our interest rate swap derivative liabilities was $65.7 million. A 100 basis-point increase or decrease in interest rate would reduce or increase the fair market value of our derivative liabilities by approximately $0.5 million. As of December 31, 2009, the fair market value of our credit facility extension options was nominal. A 100 basis-point increase or decrease in interest rates would not be material.
Foreign Currency Exchange Risk
We receive substantially all of our revenue in U.S. dollars and paid substantially all of our expenses in U.S. dollars. We entered into one lease pursuant to which we receive part of the lease payments in Euros. We entered into a foreign currency hedging transaction related to this lease. Although most of our revenues and expenses are in U.S. dollars, we will incur some of our expenses in other currencies, primarily the euro, and we may enter into additional leases under which we receive revenue in other currencies, primarily the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive most of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
American Depositary Shares
Fees and Expenses
We pay all fees, charges and expenses of the depositary, Deutsche Bank Trust Company Americas (the “Depositary”) and any agent of the Depositary pursuant to agreements from time to time between us and the Depositary, except that if a holder elects to withdraw the common shares underlying their American Depositary Receipts, or ADRs, from the Depositary they will be required to pay the Depositary a fee of up to US$5.00 per 100 ADSs surrendered or any portion thereof, together with expenses incurred by the Depositary and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, in connection with the withdrawal.
We will not receive any portion of the fee payable to the Depositary upon a withdrawal of shares from the Depositary. The Depositary will not make any payments to us, and we will not receive any portion of any fees collected by the Depositary.
Dividends and Other Distributions
The Depositary has agreed to pay holders of ADRs the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, less any fees for withholding taxes, duties and other governmental charges. Dividends on our shares are subject to deduction of Irish withholding taxes, unless an exemption to withholding is available. U.S. holders of ADSs (including U.S. citizens or residents) are entitled to claim a refund of Irish withholding taxes on dividends. Unless a U.S. holder of ADSs otherwise specifies, a customary fee of $0.003 per ADS will be deducted from each dividend paid to such holder so that such dividend may be paid gross of Irish withholding taxes.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
As of December 31, 2009, an evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
(b) Management’s Annual Report on Internal Control over Financial Reporting
Management of Babcock & Brown Air Limited is responsible for establishing and maintaining adequate internal control over financial reporting for our company. With the participation of our Chief Executive Officer and our Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.
Our independent auditor, Ernst & Young LLP, a registered public accounting firm, has issued their report which is included below.

(c) Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Babcock & Brown Air Limited
We have audited Babcock & Brown Air Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Babcock & Brown Air Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, Babcock & Brown Air Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Babcock & Brown Air Limited as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years ended December 31, 2009, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, of Babcock & Brown Air Limited and our report dated March 8, 2010 expressed an unqualified opinion thereon.
/s/ ERNST & YOUNG LLP
San Francisco, California
March 8, 2010
(d) Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountants for the year ended December 31, 2009 were Ernst & Young LLP.
The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2009 and 2008 and fees billed for other services rendered (in thousands):

	For the year ended December 31,
	2009		2008
	Amount	%	Amount	%
Audit fees(1)	$1,036	95.0%	$1,159	97.2%
Audit-related fees	—	—	—	—
Tax fees	—	—	—	—
All other fees	54	5.0%	34	2.8%

Total	$1,090	100.0%	$1,193	100.0%

(1)	Audit fees include annual audit fees for B&B Air and its subsidiaries.
The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors. The fees incurred in 2009 and 2008 were approved by the Audit Committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Issuer Purchases of Equity Securities
Our Board of Directors approved a share repurchase program that authorized the repurchase of up to $30.0 million of our shares through June 2009. In March 2009, our Board of Directors approved the extension of the program through June 2010. The purchases to be made from time to time will be in the open market or in privately negotiated transactions, and will be funded from available cash. The timing of the share repurchases under the program will depend on a variety of factors, including market conditions, and may be suspended or discontinued at any time.
The following table summarizes our repurchases of our common shares during 2009 under our repurchase program:

Total Number of
			Shares	Approximate Dollar
			Purchased as Part	Value
	Total	Average	of a	of Shares that may
	Number	Price	Publicly	yet be
	of Shares	Paid Per	Announced	Purchased Under the
Period	Purchased	Share	Repurchased Plan	Plans or Programs
April 1-30, 2009	2,208,963	$4.08	2,208,963	$14.4 million

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
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
PART III
ITEM 17. FINANCIAL STATEMENTS
See Item 18 below for information regarding our financial statements and additional information required to be disclosed under this Item.

ITEM 18. FINANCIAL STATEMENTS
INDEX

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets of Babcock & Brown Air Limited as of December 31, 2009 and 2008	F-3

Consolidated Statements of Income of Babcock & Brown Air Limited for the years ended December 31, 2009 and 2008, and for the period from May 3, 2007 (incorporation date) to December 31, 2007	F-4

Consolidated Statements of Shareholders’ Equity of Babcock & Brown Air Limited for the period from May 3, 2007 (incorporation date) to December 31, 2007 and for the years ended December 31, 2008 and 2009
F-5

Consolidated Statements of Cash Flows of Babcock & Brown Air Limited for the years ended December 31, 2009 and 2008, and for the period from May 3, 2007 (incorporation date) to December 31, 2007	F-6

Notes to Consolidated Financial Statements	F-8

Schedule I — Condensed Financial Information of Parent	F-29

Report of Independent Registered Public Accounting Firm	F-32

Predecessor Consolidated Balance Sheet as of December 31, 2007	F-33

Predecessor Consolidated Statement of Income for the year ended December 31, 2007	F-34

Predecessor Consolidated Statement of Member’s Capital for the year ended December 31, 2007	F-35

Predecessor Consolidated Statement of Cash Flow for the year ended December 31, 2007	F-36

Notes to the Predecessor Consolidated Financial Statements	F-37

Report of Independent Registered Public Accounting Firm
To the Board of Directors
and Shareholders of Babcock & Brown Air Limited
We have audited the accompanying consolidated balance sheets of Babcock & Brown Air Limited and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2009, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007. Our audit also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Babcock & Brown Air Limited and subsidiaries at December 31, 2009, 2008 and consolidated results of their operations and their cash flows for the years ended December 31, 2009 and 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material aspects the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Babcock & Brown Air Limited and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March  8, 2010 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
San Francisco, California
March  8, 2010

Babcock & Brown Air Limited
Consolidated Balance Sheets
AS OF DECEMBER 31, 2009 AND 2008
(Dollar amounts in thousands, except par value data)

	December 31, 2009	December 31, 2008

Assets
Cash and cash equivalents	$95,972	$56,763
Restricted cash and cash equivalents	139,241	113,658
Rent receivables	3,927	4,148
Flight equipment held for operating leases, net	1,748,988	1,830,612
Deferred tax asset, net	10,465	40,734
Fair market value of derivative asset	30	2,368
Other assets, net	25,509	37,891

Total assets	2,024,132	2,086,174

Liabilities
Accounts payable and accrued liabilities	5,780	13,809
Rentals received in advance	9,656	9,476
Payable to related parties	8,106	2,728
Security deposits	34,425	35,664
Maintenance payment liability	118,224	88,526
Notes payable, net	657,649	826,301
Borrowings under aircraft acquisition facility	594,566	597,471
Credit facility	32,290	—
Fair market value of derivative liabilities	65,726	113,374
Other liabilities	13,186	9,412

Total liabilities	1,539,608	1,696,761

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 30,279,948 and 32,488,911 shares issued and outstanding at December 31, 2009 and 2008, respectively	30	32
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	490,818	499,882
Retained earnings (deficit)	47,844	(16,584)
Accumulated other comprehensive loss, net	(54,168)	(93,917)

Total shareholders’ equity	484,524	389,413

Total liabilities and shareholders’ equity	$2,024,132	$2,086,174

The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Consolidated Statements of Income
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 AND FOR THE PERIOD FROM MAY 3, 2007 (INCORPORATION DATE) TO DECEMBER 31, 2007
(Dollar amounts in thousands, except per share data)

			Period from
			May 3, 2007
			(Incorporation
	Year ended	Year ended	Date) to
	December 31,	December 31,	December 31,
	2009	2008	2007
Revenues
Operating lease revenue	$213,964	$218,940	$26,042
Finance lease income	—	2,446	2,365
Gain on sale of aircraft	—	11,437	—
Gain on purchases of notes payable	82,666	—	—
Lease termination settlement	8,307	—	—
Interest and other income	2,598	3,315	4,927

Total revenues	307,535	236,138	33,334

Expenses
Depreciation	83,650	74,161	8,573
Interest expense	80,925	81,689	14,628
Hedging costs	—	—	1,725
Selling, general and administrative	21,094	20,989	4,866
Debt purchase option amortization	6,053	—	—
Maintenance and other costs	2,353	4,307	165

Total expenses	194,075	181,146	29,957

Net income before provision for income taxes	113,460	54,992	3,377
Provision for income taxes	24,367	6,867	1,032

Net income	$89,093	$48,125	$2,345

Weighted average number of shares — basic and diluted	30,831,637	33,524,074	12,584,008
Earnings per share — basic and diluted	$2.89	$1.44	$0.19
Dividends declared and paid per share	$0.80	$2.00	$--
The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Consolidated Statements of Shareholders’ Equity
FOR THE PERIOD FROM MAY 3, 2007 (INCORPORATION DATE) TO DECEMBER 31, 2007 AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009
(Dollar amounts in thousands)

						Notes		Accumulated
					Additional	Receivable	Retained	Other	Total	Total
	Manager Shares		Common Shares		Paid-in	for Common	Earnings	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Shares	(Deficit)	Loss, net	Equity	Income (Loss)
Balance May 3, 2007 (incorporation date)	—	$—	—	$—	$—	$—	$—	$—	$--
Issuance of common shares	—	—	1,000,000	1	9	—	—	—	10
Cancellation of common shares	—	—	(1,000,000)	(1)	(9)	—	—	—	(10)
Issuance of manager and common shares, net of underwriting fees and offering costs of $26,444	100	—	33,603,450	34	746,402	(321,354)	—	—	425,082
Collections of notes receivable for common shares and offering costs	—	—	—	—	—	319,527	—	—	319,527
Interest received on notes receivable for common shares	—	—	—	—	877	—	—		877
Deemed distribution to predecessor company, net	—	—	—	—	(240,940)	—	—	—	(240,940)
Net income	—	—	—	—		—	2,345	—	2,345	$$2,345
Net change in the fair value of derivatives, net of deferred tax benefit of
$2,342	—	—	—	—	—	—	—	(16,389)	(16,389)	(16,389)

Comprehensive loss, net										$(14,044)

Balance December 31, 2007	100	$—	33,603,450	$34	$506,339	$(1,827)	$2,345	$(16,389)	$490,502

Collections of notes receivable for common shares	—	—	—	—	—	1,827	—	—	1,827
Dividends to shareholders	—	—	—	—	—	—	(67,054)	—	(67,054)
Other	—	—	—	—	140	—	—	—	140
Shares repurchased	—	—	(1,114,539)	(2)	(6,597)	—	—	—	(6,599)
Net income	—	—	—	—	—	—	48,125	—	48,125	$48,125
Net change in the fair value of derivatives, net of deferred tax benefit of
$11,075	—	—	—	—	—	—	—	(77,528)	(77,528)	(77,528)

Comprehensive loss, net										$(29,403)

Balance December 31, 2008	100	$—	32,488,911	$32	$499,882	$—	$(16,584)	$(93,917)	$389,413

Dividends to shareholders	—	—	—	—	—	—	(24,665)	—	(24,665)
Shares repurchased	—	—	(2,208,963)	(2)	(9,064)	—	—	—	(9,066)
Net income	—	—	—	—	—	—	89,093	—	89,093	$89,093
Net change in the fair value of derivatives, net of deferred tax liability of
$5,710	—	—	—	—	—	—	—	39,974	39,974	39,974
Reclassified from other comprehensive income into earnings, net of deferred tax of $32	—	—	—	—	—	—	—	(225)	(225)	(225)

Comprehensive income, net										$128,842

Balance December 31, 2009	100	$—	30,279,948	$30	$490,818	$—	$47,844	$(54,168)	$484,524

The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Consolidated Statements of Cash Flows
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 AND FOR THE PERIOD FROM MAY 3, 2007 (INCORPORATION DATE) TO DECEMBER 31, 2007
(Dollar amounts in thousands)

			Period from
			May 3, 2007
			(Incorporation
	Year ended	Year ended	Date) to
	December 31,	December 31,	December 31,
	2009	2008	2007
Cash Flows from Operating Activities
Net Income	$89,093	$48,125	$2,345
Adjustments to reconcile net income to net cash flows provided by operating activities:
Gain on purchases of notes payable	(82,666)	—	—
Gain on sale of aircraft	—	(11,437)	—
Depreciation	83,650	74,161	8,573
Amortization of debt issuance and write-off of debt extinguishment costs	7,251	7,532	1,467
Amortization of lease incentives	4,315	2,333	—
Amortization of debt purchase option	6,053	—	—
Amortization of lease discounts/premiums and other items	(1,349)	(1,910)	189
Direct finance lease income	—	(2,446)	(2,365)
Maintenance payment liability relieved	—	(8,463)	—
Deferred income taxes	24,198	7,054	36
Unrealized gain on derivative instruments	(257)	(156)	—
Proceeds from termination of swap contract	—	2,065	—
Changes in operating assets and liabilities:
Rent receivables	(829)	(3,316)	(832)
Other assets	3,499	(5,600)	(8,934)
Payable to related parties	5,378	430	1,651
Accounts payable and accrued liabilities	(2,948)	(1,973)	6,464
Rentals received in advance	180	1,801	7,675
Other liabilities	2,801	3,012	5,891

Net cash flows provided by operating activities	138,369	111,212	22,160

Cash Flows from Investing Activities
Acquisition of aircraft comprising the Initial Portfolio	—	(54,068)	(1,139,952)
Purchase of flight equipment	—	(451,579)	(228,423)
Deposits on flight equipment purchases	—	—	(700)
Lessor contribution to maintenance	(7,107)	(9,964)	—
Proceeds from sale of aircraft	—	42,145	—
Proceeds from direct finance lease	—	2,700	2,635

Net cash flows used in investing activities	(7,107)	(470,766)	(1,366,440)

Cash Flows from Financing Activities
Restricted cash and cash equivalents	(25,583)	(1,037)	(112,621)
Security deposits received	6,552	8,931	24,842
Security deposits returned	(6,741)	(5,913)	(1,943)
Maintenance payment liability receipts	38,208	39,137	7,590
Maintenance payment liability disbursements	(8,510)	(7,687)	—
Debt issuance costs	(204)	(894)	—
Option to purchase notes payable	(7,000)	—	—
Proceeds from credit facility	30,837	—	—
Proceeds from aircraft acquisition facility	—	464,898	122,908
Proceeds from issuance of notes payable, net	—	—	825,149
Notes payable purchases	(82,976)	—	—
Repayment of notes payable	—	(24,908)	—
Repayment of aircraft acquisition facility	(2,905)	—	—
Interest received on notes receivable for common shares	—	—	877

			Period from
			May 3, 2007
			(Incorporation
	Year ended	Year ended	Date) to
	December 31,	December 31,	December 31,
	2009	2008	2007
Collections of notes receivable for common shares	—	1,827	67,556
Proceeds from issuance of IPO shares, net	—	—	401,353
Proceeds from private placement shares	—	—	24,195
Shares repurchased	(9,066)	(6,599)	(10)
Dividends paid	(24,665)	(67,054)	—

Net cash flows (used in) provided by financing activities	(92,053)	400,701	1,359,896

Net increase in cash	39,209	41,147	15,616
Cash at beginning of period	56,763	15,616	—

Cash at end of period	$95,972	$56,763	$15,616

Supplemental Disclosure:
Cash paid during the period for:
Interest	$73,420	$72,936	$10,168
Taxes	32	659	341
Noncash Investing and Financing Activities:
Debt issuance costs netted with proceeds from credit facility	1,453	—	—
Security deposit applied to rent receivable	1,050	—	—
Maintenance liabilities transferred for Initial Portfolio	—	—	42,259
Noncash consideration exchanged for aircraft	—	—	251,971
Noncash transactions from purchase of flight equipment:
Security deposits	—	10,693	—
Maintenance payment liability	—	15,689	—
Other liabilities	—	2,267	—
Noncash transactions from sale of aircraft:
Security deposits	—	(946)	—
The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
1. ORGANIZATION
Babcock & Brown Air Limited (the “Company” or “B&B Air”) is a Bermuda exempted company incorporated on May 3, 2007 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.
On October 2, 2007, the Company (i) completed its initial public offering (“IPO”) and issued 18,695,650 common shares in the form of American Depositary Shares (“ADSs”); (ii) completed a private placement of 14,907,800 ADSs (“Private Placement”, and together with the IPO, “Offerings”) and (iii) issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”) at an offering price of 99.71282%, or $850.6 million, as part of a securitization transaction (the “Securitization”) through a subsidiary, B&B Air Funding (see Note 6). Using proceeds of the Offerings and the Notes, the Company acquired its initial portfolio of 47 commercial jet aircraft (“Initial Portfolio”).
On November 7, 2007, a subsidiary of the Company, B&B Air Acquisition, entered into a revolving credit facility (the “Aircraft Acquisition Facility”) that provided for up to $1.2 billion of financing for additional aircraft including a $96.0 million equity tranche from B&B Air. (See Note 7)
Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.
In accordance with the Company’s bye-laws, B&B Air issued 100 shares (“Manager Shares”) with a par value of $0.001 to Babcock & Brown Air Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of the Company’s bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s bye-laws, have no voting rights.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PREPARATION
B&B Air is a holding company that conducts its business through its subsidiaries. B&B Air directly or indirectly owns all of the common shares of its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of B&B Air and all of its subsidiaries. In instances where it is the primary beneficiary, B&B Air would consolidate a Variable Interest Entity (“VIE”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.
Certain amounts in the consolidated financial statements have been reclassified to conform to the current presentation. Such reclassification had no impact on consolidated net income or shareholders’ equity.
USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
RISKS AND UNCERTAINTIES
The Company encounters several types of risk during the course of its business, including credit and market risks. Credit risk addresses a lessee’s or derivative counterparty’s inability or unwillingness to make contractually required payments. Market risk reflects the change in the value of derivatives and credit facilities due to changes in interest rate spreads or other market factors, including the value of collateral underlying the Company’s credit facilities.
Other types of risk encountered by the Company include the following:
•	The success of the Company is dependent on the performance of the commercial aviation industry. A downturn in the industry could adversely impact the lessee’s ability to make payments, increase the risk of unscheduled lease termination and depress lease rates and the value of the Company’s aircraft.
•	The Company will require access to the capital markets to refinance its current portfolio of aircraft and to grow its business through the acquisition of additional aircraft. The availability period under the Aircraft Acquisition Facility expired on November 6, 2009. (See Note 7) The Company intends to refinance the Aircraft Acquisition Facility, but may not be able to do so on acceptable terms or at all if the current dislocation of the financial markets continues. In addition, the Company is subject to risks associated with movements in interest rates, which may impact the Company’s obligations under its debt facilities and its derivative contracts. The Company also bears the credit risks of its counterparties in its derivative contracts.
•	The Company also faces risks associated with its management and servicing arrangements. The Company relies on an external servicer to manage its business and service its aircraft portfolio. Babcock & Brown, the ultimate parent of the Company’s servicer, Babcock & Brown Aircraft Management (“BBAM”) and the Manager, was placed into voluntary administration in Australia on March 13, 2009. Babcock & Brown has informed the Company that Babcock & Brown International Pty Ltd. (“BBIPL”), which is both the main operating and asset-owning entity in the Babcock & Brown group, continues to pursue its business plan to sell all of its assets. Although no definitive transaction has been announced, the Company expects Babcock & Brown to sell substantially all of its aviation-related assets, including the assets and servicing agreements associated with BBAM. In addition, the departure of any key employee or a significant number of professionals from the manager or servicer could have a material adverse effect on the Company’s performance.
•	Some of the Company’s agreements with Babcock & Brown, as well as the agreements governing the Notes and the Aircraft Acquisition Facility, contain provisions that are linked to the financial performance and ownership of Babcock & Brown and BBAM which could result in a servicer replacement event and an event of default under the Aircraft Acquisition Facility (see Note 7).
CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.
RENT RECEIVABLES
Rent receivables represent unpaid lessee obligations under existing lease contracts. Any allowance for doubtful accounts is established on a specific identification basis and is maintained at a level believed by management to be adequate to absorb probable losses inherent in rent receivables. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor’s operating environment and geographical areas, including regulatory and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2009 and 2008, the Company had no allowance for doubtful accounts.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
RESTRICTED CASH AND CASH EQUIVALENTS
Pursuant to the Company’s debt facilities, payments received from lessees serve as collateral to the lenders and are thus subject to withdrawal restrictions. The Company’s restricted cash and cash equivalents consist primarily of (i) security deposits and certain maintenance payments received from lessees under the terms of various lease agreements, (ii) a portion of rents collected required to be held as cash collateral and (iii) other cash, all of which are subject to withdrawal restrictions pursuant to the order of priority governed by the Company’s credit agreements which are further described in Notes 6 and 7.
All restricted cash is held by major financial institutions in segregated accounts.
FLIGHT EQUIPMENT HELD FOR SALE
In accordance with guidance provided by FASB, flight equipment is classified as held for sale when the Company commits to and commences a plan of sale that is reasonably expected to be completed within one year. Flight equipment held for sale is stated at the lower of carrying value or fair value less estimated cost to sell.
Flight equipment held for sale is not depreciated. Subsequent changes to the asset’s fair value, either increases or decreases, are recorded as adjustments to the carrying value of the flight equipment. However, any such adjustment would not exceed the original carrying value of the flight equipment held for sale.
FLIGHT EQUIPMENT HELD FOR OPERATING LEASES
Flight equipment held for operating lease are recorded at cost and depreciated to estimated residual values on a straight-line basis over their estimated remaining useful lives. Aircraft transferred from the Company’s predecessor, JET-i Leasing LLC (“JET-i”) in conjunction with the Offerings were recorded by the Company at the predecessor’s net book value as of the delivery date. Useful life is generally 25 years from the date of manufacture, except in the case of a converted freighter whose remaining useful life is determined based on the date of conversion. In such a case, the total useful life of the aircraft may extend beyond 25 years from the date of manufacture. Residual values are generally estimated to be 15% of original manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:
•	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.
•	Flight equipment which is out of production and may have a shorter useful life or lower residual value due to obsolescence.
Estimated residual values and useful lives of flight equipment are reviewed and adjusted, if appropriate, at each reporting period. As of December 31, 2009 and 2008, management’s estimates of residual values for flight equipment held for operating leases averaged 13.3% and 14.4%, respectively, of the original manufacturer’s estimated realized price.
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
Major improvements and modifications incurred for an aircraft that is off-lease are capitalized and depreciated over the remaining life of the flight equipment. In addition, costs paid by us for scheduled maintenance and overhauls are also capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.
At the time of an aircraft acquisition, the Company evaluates whether the lease acquired with the aircraft is at fair market value by comparing the contractual lease rates to the range of current lease rates of like aircraft. A lease premium is recognized when it is determined that the acquired lease’s terms are above market value; lease discounts are recognized when it is determined that the acquired lease’s terms are below fair market value. Lease discounts are capitalized into other liabilities and amortized as additional rental revenue on straight-line basis over the lease term. Lease premiums are capitalized into other assets and deducted from rental revenue on a straight-line basis over the lease term.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
IMPAIRMENT OF FLIGHT EQUIPMENT
The Company evaluates flight equipment for impairment at least annually and where circumstances indicate that the carrying amounts of such assets may not be recoverable. Our evaluation of impairment indicators include, but are not limited to, recent transactions for similar aircraft, adverse changes in market conditions for specific aircraft types, third party appraisals of specific aircraft, published values for similar aircraft, any occurrences of adverse changes in the aviation industry and the overall market conditions that could impact the fair value of our aircraft. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will assess whether the carrying values of the flight equipment exceed the fair values and an impairment loss is required. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under current market conditions and assume adequate time for a sale between a willing and able buyer and a willing seller. Expected future lease rates are based on all relevant information available, including the existing lease, current contracted rates for similar aircraft, appraisal data and industry trends. Residual value assumptions generally reflect an aircraft’s salvage value, except where more recent industry information indicates a different value is appropriate.
The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs. There were no impairment losses recognized for the years ended December 31, 2009 and 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007.
INVESTMENT IN DIRECT FINANCE LEASES
The Company had recorded certain leases as an Investment in Direct Finance Leases which consisted of lease receivables, plus the estimated residual value of the equipment on lease termination date less unearned income. Lease receivables represented the total rent to be received over the term of the lease reduced by rent already collected. Initial unearned income represented the amount by which the original sum of the lease receivable and the estimated residual value exceeded the original cost of the leased equipment. Unearned income was amortized to finance lease income over the lease term in a manner that produced a constant rate of return on the net investment in the lease.
At December 31, 2009 and 2008, there were no aircraft accounted for as direct finance leases.
DERIVATIVE FINANCIAL INSTRUMENTS
The Company uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks. Derivatives are accounted for in accordance with applicable FASB guidelines. All derivatives are recognized on the balance sheet at their fair values. Pursuant to hedge accounting provisions, changes in the fair value of the item being hedged can be recognized into earnings in the same period and in the same income statement line as the change in the fair value of the derivative instrument. On the date that the Company enters into a derivative contract, the Company formally documents all relationships between the hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction.
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
Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item are recognized directly into income. Changes in the fair value of derivative financial instruments that do not qualify for hedge treatment are recorded in income.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
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
SECURITY DEPOSITS
In the normal course of leasing aircraft to third parties under its lease agreements, the Company receives cash or letters of credit as security for certain contractual obligations. At December 31, 2009 and 2008, security deposits represent cash received from the lessee that is held on deposit until termination of the lease.
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
Under the terms of the lease agreements, cash collected from lessees for future maintenance of the aircraft is recorded on the Consolidated Balance Sheet as maintenance payment liabilities. The Company does not recognize such maintenance payments as revenue during the lease. Maintenance payment liabilities are attributable to specific aircraft and are typically based on hours or cycles of utilization, depending upon the component. Upon occurrence of qualified maintenance events, the lessee submits a request for reimbursement and upon disbursement of the funds, the liability is relieved.
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
Maintenance payment liability balances at the end of a lease or any amount received as part of a redelivery adjustment are recorded as lease revenue at lease termination, including early termination upon a default. When flight equipment is sold, the maintenance payment liability amounts are generally remitted to the buyer in accordance with the terms of the related agreements and are released from the balance sheet as part of the disposition gain or loss.
REVENUE RECOGNITION
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, they are deferred and recognized in the period in which the recognition criteria are met.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
OPERATING LEASE REVENUE
The Company receives operating lease revenue from flight equipment held for operating leases. Rental income from aircraft is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee the option to extend the lease for an additional term. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when collection is not reasonably assured and revenue is recognized when cash payments are received
FINANCE LEASE INCOME
Revenue from direct finance leases is recognized on the interest method to produce a level yield over the life of the finance lease. Expected unguaranteed residual values of leased assets are based on the Company’s assessment of residual values and independent appraisals of the values of leased assets remaining at expiration of the lease terms.
TAXES
The Company provides for income taxes by tax jurisdiction (see Note 10). Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement and tax basis of existing assets and liabilities at the enacted tax rates of the Company’s tax jurisdiction expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amount which management ultimately expects to be more-likely-than-not realized.
The Company applies a recognition threshold of more-likely-than-not to be sustained in the examination of tax uncertainty in income taxes. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FASB also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes.
NEW ACCOUNTING PRONOUNCEMENTS
Effective January 1, 2009, the Company fully implemented the guidance provided by FASB for all non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. Non-recurring non-financial assets and liabilities include long-lived assets, such as our flight equipment, that are measured at fair value for purposes of impairment testing. The implementation of the FASB guidance for non-recurring non-financial assets and liabilities recognized or disclosed at fair value in the financial statements did not have any impact on the Company’s consolidated financial statements.
The Company will apply the authoritative pronouncement by FASB which requires an acquiring entity to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the business acquired at their fair market values as of the acquisition date. The pronouncement also requires the acquirer to measure goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the business acquired at the acquisition date over the fair values of the identifiable net assets acquired. The acquirer should also recognize and record into expense acquisition related transaction costs.
In April 2009, FASB issued additional guidance and required enhanced disclosures regarding certain fair value measurements. The FASB provided guidance for determining fair values when markets become inactive and for identifying distressed transactions. FASB also amended the guidance for determining whether debt securities are other-than-temporarily impaired and required enhanced presentation and disclosure of other-than-temporary impairments on debt and equity securities held as assets in a company’s financial statements. The FASB also issued a statement of position requiring disclosures by entities about the fair values of their financial instruments in their interim and annual financial statements. This guidance was effective starting with the period ended June 30, 2009 and did not have a material impact on the Company’s consolidated financial statements.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
In June 2009, FASB issued an authoritative pronouncement which clarifies the criteria for determining whether a transferor has surrendered control when transferring financial assets. The determination must consider the transferor’s continuing involvement with the transferred financial asset, including all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer. The pronouncement limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to another entity and/or when the transferor has continuing involvement with the transferred asset. A transferor can account for the transfer of an asset as a sale only if the transferor surrenders control over the asset. The pronouncement is effective for financial asset transfers occurring on or after December 31, 2009.
In June 2009, FASB also issued a pronouncement which requires an enterprise to perform analysis and ongoing reassessments to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity. The pronouncement identifies the characteristics of the primary beneficiary of a variable interest entity and amends the guidance for determining whether an entity is a variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The pronouncement is effective for interim and annual reporting periods after December 31, 2009.
Effective September 30, 2009, the FASB Accounting Standards Codification (“Codification”) became the authoritative source of generally accepted accounting principles in the United States. The Codification also superseded all then-existing non-SEC accounting and reporting standards. FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates which will serve to update the Codification. In addition, the GAAP hierarchy was modified to include only two levels of GAAP: authoritative and non-authoritative.
3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASES
As of December 31, 2009 and 2008, the Company had 62 aircraft held for operating leases. No aircraft were purchased or sold during the year ended December 31, 2009.
Flight equipment held for operating leases consist of the following:

	December 31, 2009	December 31, 2008
	(Dollars in thousands)
Cost	$1,912,825	$1,910,798
Accumulated depreciation	(163,837)	(80,186)

Net Flight Equipment Held for Operating Lease	$1,748,988	$1,830,612

The Company capitalized $2.0 million and $17.8 million of major maintenance expenditures for the years ended December 31, 2009 and 2008, respectively. These amounts have been included in Flight Equipment Held for Operating Leases.
The classification of the net book value of flight equipment held for operating leases and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the aircraft lessee.
The distribution of the net book value of flight equipment held for operating leases by geographic region is as follows:

	December 31, 2009		December 31, 2008
	(Dollars in thousands)
Europe, Middle East and Africa:
Germany	$130,674	8%	$136,712	8%
The Netherlands	126,636	7%	132,116	7%
United Kingdom	72,569	4%	76,120	4%
Switzerland	39,290	2%	42,394	2%
Other	455,406	26%	461,949	25%

Europe, Middle East and Africa — Total	824,575	47%	849,291	46%

Asia Pacific:
India	254,141	15%	263,450	15%
China	142,925	8%	148,731	8%
Other	36,302	2%	37,689	2%

Asia Pacific — Total	433,368	25%	449,870	25%

	December 31, 2009		December 31, 2008
	(Dollars in thousands)
North America:
United States	302,756	17%	315,972	17%
Other	39,115	3%	40,603	2%

North America — Total	341,871	20%	356,575	19%

Mexico, South and Central America:
Mexico	149,174	8%	155,710	9%

Mexico, South and Central America — Total	149,174	8%	155,710	9%

Off-lease — Total	—	—	19,166	1%

Total Flight Equipment	$1,748,988	100%	$1,830,612	100%

As of December 31, 2009 and 2008, the Company had 62 aircraft held for operating lease. At December 31, 2009, all of the 62 aircraft held for operating leases were on lease to 36 lessees in 19 countries. At December 31, 2008, 61 of the aircraft held for operating leases were on lease to 36 lessees in 19 countries. One aircraft was off-lease as of December 31, 2008.
The distribution of operating lease revenue by geographic region is as follows:

					Period from May 3, 2007
	Year ended		Year ended		(Incorporation Date) to
	December 31,		December 31,		December 31,
	2009		2008		2007
	(Dollars in thousands)
Europe, Middle East and Africa:
Germany	$17,174	8%	$16,353	7%	$1,416	5%
The Netherlands	16,331	8%	13,990	6%	728	3%
United Kingdom	9,624	5%	17,388	8%	3,120	12%
Switzerland	8,423	4%	13,296	6%	1,083	4%
Other	52,652	24%	42,167	20%	3,078	12%

Europe, Middle East and Africa — Total	104,204	49%	103,194	47%	9,425	36%

Asia Pacific:
India	27,451	13%	26,604	12%	2,189	8%
China	16,391	8%	17,491	8%	3,827	15%
Other	3,017	1%	3,553	2%	939	4%

Asia Pacific — Total	46,859	22%	47,648	22%	6,955	27%

North America:
United States	39,600	19%	39,180	18%	3,457	13%
Other	5,009	2%	5,007	2%	433	2%

North America — Total	44,609	21%	44,187	20%	3,890	15%

Mexico, South and Central America:
Mexico	18,292	8%	19,802	9%	4,086	16%
Other	—	—	4,109	2%	1,686	6%

Mexico, South and Central America — Total	18,292	8%	23,911	11%	5,772	22%

Total Operating Lease Revenue	$213,964	100%	$218,940	100%	$26,042	100%

The Company had no customer that accounted for 10% or more of total operating lease revenue for the years ended December 31, 2009 and 2008 or for the period from May 3, 2007 (incorporation date) to December 31, 2007. During the year ended December 31, 2009, the Company stopped accruing rent from one lessee due to concerns about the lessee’s financial condition and only recognizes revenue as cash is received from the lessee. The Company recognized revenue of $2.9 million from this lessee during the year ended December 31, 2009.
For the year ended December 31, 2008, the Company recognized redelivery income on three expired leases totalling $3.2 million. These amounts have been included in operating lease revenue. In addition, for the year ended December 31, 2008, the Company recognized $8.5 million in operating lease revenue for maintenance payment liabilities retained at the end of the lease. There were no aircraft redelivery income or maintenance payment liabilities retained at the end of lease in the year ended December 31, 2009 or for the period from May 3, 2007 (incorporation date) to December 31, 2007.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
The amortization of lease discounts, net of lease premiums which have been included as a component of operating lease revenue was $2.0 million, $2.5 million and $0.2 million for the years ended December 31, 2009 and 2008, and for the period from May 3, 2007 (incorporation date) to December 31, 2007, respectively.
As of December 31, 2009 and 2008, the weighted average remaining lease term of the Company’s aircraft portfolio was 4.8 years and 5.5 years, respectively.
Presented below are the contracted future minimum rental payments due under non-cancellable operating leases, as of December 31, 2009. For leases that have floating rental rates based on the six-month LIBOR, the future minimum rental payments due assume that the rental payment due as of December 31, 2009 would be held constant for the duration of the lease.

Year ending December 31,	(Dollars in thousands)
2010	$203,176
2011	186,655
2012	176,336
2013	151,506
2014	132,653
Thereafter	178,690

Future Minimum Rental Payments under Operating Leases	$1,029,016

For the years ended December 31, 2009 and 2008, amortization of lease incentives recorded as a reduction of operating lease revenue totalled $4.3 million and $2.3 million, respectively. There were no lease incentives amortized during the period from May 3, 2007 (incorporation date) to December 31, 2007. At December 31, 2009, lease incentive amortization for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)
2010	$5,164
2011	5,164
2012	5,164
2013	3,393
2014	1,063
Thereafter	313

Future amortization of lease incentives	$20,261

In connection with the early termination of four leases in a prior period, the Company reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, the Company received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million to be paid in monthly installments over three years with interest at 8.0% per annum. Payments totalling approximately $8.3 million were received during the year ended December 31, 2009. Due to collectability concerns, future payments will only be recognized as cash is received.
4. INVESTMENT IN DIRECT FINANCE LEASES
On April 2, 2008, the lessee of all four of the Company’s direct finance leases filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and ceased all operations. In connection with its filing, the lessee made a first day motion to reject these aircraft leases. This motion was granted on April 8, 2008 and the leases were terminated as of that date. The lessee has been current on its rent payments through March 31, 2008.
With the termination of the direct finance leases, the aircraft are now accounted for as flight equipment held for operating lease. For both the year ended December 31, 2008 and for the for the period from May 3, 2007 (incorporation date) to December 31, 2007, the Company recognized $2.4 million of finance lease income. The implicit interest rates in the finance leases ranged from 13% to 15%.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
5. OTHER ASSETS
The principal components of the Company’s other assets are as follows:

	December 31, 2009	December 31, 2008
	(Dollars in thousands)
Loan issuance costs, net	$17,983	$27,018
Lease premiums	3,519	4,120
Other assets	4,007	6,753

Total Other Assets	$25,509	$37,891

For the years ended December 31, 2009 and 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, the Company amortized $7.3 million, $6.9 million and $1.5 million, respectively, of loan issuance cost into interest expense.
As of December 31, 2009 and 2008, the accumulated amortization associated with the loan issuance costs was $15.6 million and $8.3 million, respectively.
For the years ended December 31, 2009 and 2008, amortization of lease premiums recorded against operating lease revenue totalled $0.6 million in each respective year. For the period from May 3, 2007 (incorporation date) to December 31, 2007, amortization of lease premiums totalled $37,000.
The amortization into operating lease revenue of unamortized lease premiums at December 31, 2009 for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)
2010	$601
2011	601
2012	601
2013	601
2014	601
Thereafter	514

Total future amortization of lease premiums	$3,519

6. NOTES PAYABLE
On October 2, 2007, B&B Air Funding issued $853.0 million of Notes at an offering price of 99.71282%. The Notes generated net proceeds of approximately $850.6 million after deducting initial purchaser’s discounts, which were used to partially finance the acquisition of aircraft. The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by B&B Air.
The Notes are secured by: (i) first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding; (ii) interests in the leases of the aircraft they own; (iii) cash held by or for them; and (iv) rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the insurance policy provider. Rentals paid under leases and proceeds from the sale of aircraft are placed in the collections account and paid out according to the priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft B&B Air Funding currently owns that are registered in the United States or Ireland. B&B Air Funding may not encumber the aircraft it currently owns or incur additional indebtedness except as permitted under the securitization related documents. Interest is payable monthly based on the current one-month London Interbank Offered Rate (“LIBOR”) plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and in certain circumstances, principal on the Notes.
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

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
During the year ended December 31, 2009, the Company, through a wholly-owned subsidiary, purchased a total of $169.4 million principal amount of the Notes, for a total purchase price of $83.0 million, including associated expenses. These amounts include $50.0 million principal amount of Notes purchased on exercise of an option as described below. In connection with the purchase of the Notes, the Company expensed loan issuance costs and the unamortized discount associated with the original issuance of the Notes totalling $3.8 million. The Company recognized a pre-tax gain of $82.7 million on the purchases of Notes. The purchased Notes remain outstanding, although Notes with a principal amount totalling $119.4 million are pledged under the Credit Facility as described in Note 7 below.
The Company, through a wholly-owned subsidiary, entered into agreements to purchase up to an additional $100.0 million principal amount of the Notes from an unrelated third party. Under the agreements, the Company had a right to purchase up to $50.0 million principal amount of the Notes at any time prior to November 17, 2009, for $24.0 million and another $50.0 million principal amount of the Notes at any time prior to March 17, 2010 for $24.0 million. The Company paid fees totalling $7.0 million in connection with these agreements. The fees are being amortized on a straight-line basis over the option terms. In 2009, the Company exercised its option and purchased $50.0 million principal amount of the Notes for $24.0 million. In connection with the purchases, the Company recognized a pre-tax gain of $25.0 million including expensed loan issuance costs and the unamortized discount associated with the original issuance of the Notes totalling $1.0 million.
In January 2010, the Company sold to an unrelated third party its right to purchase up to $35.0 million principal amount of Notes and received $8.7 million as consideration. The Company retains an option to purchase up to $15.0 million principal amount of Notes for $7.2 million which expires on March 17, 2010.
As of December 31, 2009 and 2008, the Notes had a balance of $658.7 million and $828.1 million, respectively, net of the purchased Notes. The unamortized discount associated with the Notes totalled $1.0 million and $1.8 million as of December 31, 2009 and 2008, respectively. Accrued interest totalled $0.3 million and $0.7 million at December 31, 2009 and 2008, respectively. The interest rate on the Notes at December 31, 2009 and 2008, including the premium payable under the Policy, was 0.90% and 1.87% per annum, respectively. For the year ended December 31, 2009 and 2008, the effective average interest rate of the Notes Payable including the interest rate swap payments made was 5.57% and 5.69%, respectively. (See Note 9)
Until July 2010, there are no scheduled principal payments on the Notes and for each month between July 2010 and August 2012, there will be scheduled minimum principal payments of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Effective after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. The final maturity date of the Notes is November 14, 2033.

Presented below are the anticipated future minimum principal payments due for the Notes as of December 31, 2009.

Year ending December 31,	(Dollars in thousands)
2010	$9,245
2011	9,186
2012	37,453
2013	80,131
2014	85,027
Thereafter	437,634

Future Minimum Principal Payments Due	$658,676

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
B&B Air Funding is subject to financial and operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale. As of December 31, 2009, B&B Air Funding was not in default under the Notes.
In connection with the issuance of the Notes, B&B Air Funding also entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Note Liquidity Facility. As of December 31, 2009 and 2008, B&B Air Funding had not drawn on the Note Liquidity Facility.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
The servicing agreement between the B&B Air Funding and BBAM may be terminated prior to its scheduled termination date in the case of certain events, including:
•	Babcock & Brown ceasing to own at least 50.1% of the voting or economic interest in BBAM; or
•	The bankruptcy or insolvency of BBAM or Babcock & Brown International Pty Ltd.
If either of the above servicer termination events occurs, B&B Air Funding, with the prior consent of the Policy Provider under the securitization transaction (or the Policy Provider alone, if an event of default under the indenture has occurred and is continuing) may substitute BBAM with a replacement servicer upon receipt of a rating agency confirmation from each rating agency. A servicer termination event under the servicing agreement does not give rise to an event of default under the indenture for the Notes.
7. AIRCRAFT ACQUISITION FACILITY

	Balance as of	Balance as of
Aircraft Acquisition Facility:	December 31, 2009	December 31, 2008
	(Dollars in thousands)

Principal — Tranche A	$410,566	$413,471
Principal — Tranche B	184,000	184,000

Borrowings under aircraft acquisition facility	594,566	597,471
Equity Tranche	96,000	96,000

Total Aircraft Acquisition Facility	$690,566	$693,471

On November 7, 2007, B&B Air Acquisition entered into a revolving credit facility (the “Aircraft Acquisition Facility”) that provided for up to $1.2 billion of additional aircraft financing consisting of a $920.0 million Tranche A, $184.0 million Tranche B and a $96.0 million equity tranche from B&B Air. Tranches A and B are provided by a consortium of third party lenders and are subject to customary terms and conditions. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009, and the Company may not borrow any additional amounts. B&B Air Acquisition periodically funds, in accordance with the facility agreement, a cash collateral account that was established for the benefit of the lenders. As of December 31, 2009 and 2008, the cash collateral account had a balance of $30.4 million and $22.3 million, respectively.
The Aircraft Acquisition Facility provides that borrowings under Tranches A and B be limited such that the outstanding combined amounts under such tranches may not exceed the sum of: (i) 85% of the sum of the appraised value of the aircraft funded through the Aircraft Acquisition Facility, (ii) 50% of the maintenance reserve balance and (iii) 100% of the cash collateral account. Commencing November 6, 2009, all available cash flow from the aircraft held by B&B Air Acquisition was required to be applied to the outstanding principal after payment of interest, certain expenses and a return paid to B&B Air on its $96.0 million equity tranche. The equity tranche accrue interest at a rate such that the aggregate monthly interest of the entire facility reflect an interest rate of one-month LIBOR plus 2.5%. During the year ended December 31, 2009, principal paydowns made by Company on the Aircraft Acquisition Facility totalled $2.9 million.
Subject to an extension by the lenders as provided in the agreement, all amounts outstanding at November 6, 2012 must be repaid in four quarterly installments.
Based on estimates, the available net cash flows from the aircraft held by B&B Air Acquisition that are anticipated to be applied to the outstanding principal balance of the Aircraft Acquisition Facility as of December 31, 2009, are as follows:

Year ending December 31,	(Dollars in thousands)
2010	$30,043
2011	31,665
2012	155,021
2013	377,837
2014	—
Thereafter	—

Future Minimum Principal Payments Due	$594,566

Borrowings under the Aircraft Acquisition Facility are secured by (i) the equity ownership and beneficial interests in B&B Air Acquisition and its subsidiaries, and (ii) a security interest in the underlying aircraft and related leases. In addition, the lenders are granted a first priority, perfected security interest in derivative agreements entered into by B&B Air Acquisition.
Tranche A borrowings accrued interest at a one-month LIBOR-based rate plus a margin of 1.25%. Beginning November 7, 2009, Tranche A borrowings accrue interest at a one-month LIBOR-based rate plus a margin of 1.50%. Tranche B borrowings accrue interest at a one-month LIBOR-based rate plus 4.00%. The first quarterly installment of principal is due on November 6, 2012, and after that date the applicable margin for Tranche A and Tranche B increases by 0.25% per quarter up to a maximum margin of 3.75% and 8.00% for Tranche A and B borrowings, respectively. For the years ended December 31, 2009 and 2008, the effective average interest rate of the Aircraft Acquisition Facility including the payments made on interest rate swap hedge contracts entered into on borrowings made under the facility, was 6.35% and 6.73%, respectively. (See Note 9)

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
Until November 6, 2009, fees of 0.3% per annum were payable on unutilized commitments under Tranche A. In order of security interest, Tranche A ranks above Tranche B, and both Tranche A and B rank above the equity tranche.
The servicing agreement for the Aircraft Acquisition Facility includes the following servicer replacement events, some of which also constitute events of default under the Aircraft Acquisition Facility:
•	Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air;
•	Babcock & Brown ceases to hold at least 51% of the capital stock of BBAM;
•	BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent;
•	Any Babcock & Brown Limited annual or semi-annual financial statement required to be delivered as described above contains a going-concern or similar qualification;
•	The insolvency of BBAM or any significant subsidiary of BBAM; and
•	A BBAM default on recourse debt over $25 million.
On the occurrence of a servicer replacement event, B&B Air Acquisition (with the consent of the agent), or the agent on the direction of two-thirds of the Tranche A and Tranche B lenders combined, may terminate the servicing agreement.
An event of default under the Aircraft Acquisition Facility would be triggered if Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air and at least 51% of the capital stock of BBAM. As of December 31, 2009, B&B holds 14.6% of B&B Air’s outstanding shares.
Babcock & Brown Limited, the Australian company that is the holding company for the Babcock & Brown group and the ultimate parent of BBAM, was placed into voluntary administration in Australia on March 13, 2009. As a result, BBAM was not able to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders as required by the servicing agreement related to the Aircraft Acquisition Facility. The agent has approved an extension of the deadline for delivery of the financial statements of Babcock & Brown Limited for the year ended December 31, 2008. In accordance with the terms of the extension, if BBAM is unable to deliver these financial statements by April 30, 2010, the agent may require compliance within 30 days of written notice to BBAM. If BBAM is still unable to comply within this 30 day period, a servicer replacement event will have occurred.
Babcock & Brown has informed the Company that BBIPL, which is both the main operating and asset-owning entity in the Babcock & Brown group, continues to pursue its revised business plan to sell all of its assets. Although no definitive transaction has been announced, the Company expects Babcock & Brown to sell substantially all of its aviation-related assets, including the assets and servicing agreements associated with BBAM and the common shares of B&B Air owned by them. These sales could result in a servicer replacement event and an event of default under the Aircraft Acquisition Facility.
The Aircraft Acquisition Facility also contains affirmative covenants customary for secured aircraft financings. Further, B&B Air Acquisition must maintain certain interest coverage ratios and the aircraft in B&B Air Acquisition’s portfolio must comply with certain concentration limits. A breach of these requirements would result in an event of default under the Aircraft Acquisition Facility.
If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of two-thirds of the Tranche A and Tranche B lenders combined, may demand immediate repayment of all outstanding borrowings under the Aircraft Acquisition Facility. If the lenders accelerate all amounts due upon the occurrence of any other event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to B&B Air. In addition, immediately after the occurrence of certain bankruptcy and insolvency related events of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to B&B Air. As of December 31, 2009, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
8. CREDIT FACILITY
In June 2009, the Company entered into a $32.3 million credit facility agreement (“Credit Facility”) with an international commercial bank. As of December 31, 2009, the Company had borrowed $32.3 million under the agreement. The Credit Facility is secured by a pledge of the Company’s rights, title and interest in $119.4 million principal amount of Notes purchased by a wholly-owned subsidiary of the Company. (See Note 6)
There are no scheduled principal payments due during the term of the Credit Facility. Interest is payable monthly and equal to the interest proceeds on the pledged Notes. The Credit Facility is scheduled to mature on August 16, 2010 but provides the Company with two 1-year extension options upon the payment of a fee at each extension date equal to 2.5% of the then-outstanding principal amount. In accordance with GAAP, the extension options are accounted for as derivative instruments. As of December 31, 2009, the extension options had nominal value.
The Company is subject to certain interest coverage ratios and other financial covenants as specified in the Credit Facility. As of December 31, 2009, the Company was not in default under the Credit Facility.
9. DERIVATIVES
The Company uses interest rate swap contracts to hedge variable interest payments due on (i) the Notes and (ii) borrowings under the Aircraft Acquisition Facility, associated with aircraft under fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of December 31, 2009 and 2008, the Company had interest rate swap contracts with notional amounts aggregating $1,175.8 million and $1,260.3 million, respectively. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $65.7 million and $113.4 million as of December 31, 2009 and 2008, respectively.
To mitigate its exposure to foreign currency exchange fluctuations, the Company has entered into a cross currency coupon swap contract in conjunction with a lease in which a portion of the lease rentals are denominated in Euros. Pursuant to the cross currency swap, the Company receives $1.7 million quarterly based on a fixed Euro to U.S. Dollar conversion rate of 1.4452 per Euro until January 15, 2016, the maturity date of the swap contract. As of December 31, 2009 and 2008, the unrealized fair market value gain on the cross currency swap contract, reflected as a derivative asset, was $30,000 and $2.4 million, respectively.
During 2008, the Company terminated a cross currency swap contract and received settlement proceeds totalling $2.1 million which is being amortized into operating lease revenue through April 15, 2016, the original contract maturity date.
The Company’s interest rate and foreign currency derivatives are accounted for as cash flow hedges. The changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. For the period ended December 31, 2009, the Company recorded a net unrealized gain of $40.0 million, after the applicable net tax provision of $5.7 million, as a component of accumulated other comprehensive income. For the period ended December 31, 2008, the Company recorded a net unrealized loss of $77.5 million, after the applicable net tax asset of $11.1 million, as a component of accumulated other comprehensive income. For the period ended December 31, 2007, the Company recorded a net unrealized loss of $16.4 million, after the applicable net tax asset of $2.3 million, as a component of accumulated other comprehensive income. (See Note 13)
The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of B&B Air’s credit risk in valuing derivative liabilities. The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
As of December 31, 2009, the Company had the following derivative liabilities (dollar amounts in thousands):

								Gain
								Reclassified
					Adjusted		Loss	from
			Fair		Fair		Recognized in	Accumulated
		Swap	Market		Market		Accumulated	Other
	Hedge	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
	Interest	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Maturity Date	Rate	Amount	Liability	Adjustment	Liability	Benefit	Loss	Income
Interest rate swap contracts:
10/14/2015	4.93%	$266,272	$(21,240)	$1,004	$(20,236)	$2,530	$(17,706)	$—
10/14/2015	4.93%	266,272	(21,240)	1,004	(20,236)	2,530	(17,706)	—
11/15/2015	4.36%	27,665	(1,755)	57	(1,698)	212	(1,486)	—
12/15/2015	4.37%	27,669	(1,756)	56	(1,700)	212	(1,488)	—
9/15/2015	4.36%	28,155	(1,807)	62	(1,745)	218	(1,527)	—
11/15/2015	4.37%	27,918	(1,791)	59	(1,732)	216	(1,516)	—
1/14/2015	3.40%	63,581	(2,184)	19	(2,165)	271	(1,894)	—
3/15/2018	3.31%	195,087	(3,206)	(533)	(3,739)	467	(3,272)	—
8/15/2015	3.85%	31,771	(1,352)	26	(1,326)	167	(1,159)	—
5/15/2016	4.49%	46,877	(3,144)	111	(3,033)	379	(2,654)	—
3/15/2015	4.22%	27,773	(1,662)	56	(1,606)	201	(1,405)	—
4/15/2015	4.07%	29,857	(1,586)	41	(1,545)	193	(1,352)	—
10/15/2016	4.25%	27,773	(1,491)	16	(1,475)	184	(1,291)	—
10/15/2012	2.30%	109,170	(1,326)	(27)	(1,353)	169	(1,184)	—
Accrued interest			(2,137)		(2,137)			—

Total — derivative liabilities		$1,175,840	$(67,677)	$1,951	$(65,726)	$7,949	$(55,640)	$—

As of December 31, 2009, the Company had the following derivative asset which is included in other assets (dollar amounts in thousands):

								Gain
								Reclassified
					Adjusted		Gain	from
			Fair		Fair		Recognized in	Accumulated
	EURO to	Swap	Market		Market		Accumulated	Other
	US Dollar	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
	Conversion	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Maturity Date	Rate	Amount	Instrument	Adjustment	Instrument	Liability	Loss	Income
Cross currency coupon swap contract:
1/15/2016	1EURO to US1.4452	1,650	24	6	30	(4)	26	—
Terminated Contract		—	—	—	—	(207)	1,446	225

Total — derivative asset		$1,650	$24	$6	$30	$(211)	$1,472	$225

The amount amortized into operating lease revenue for the proceeds received from the terminated cross currency coupon swap contract, for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)
2010	$295
2011	296
2012	279
2013	264
2014	263
Thereafter	256

Total future amortization of terminated cross currency coupon swap contract	$1,653

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

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
10. INCOME TAXES
B&B Air is a tax-resident of Ireland and has wholly-owned subsidiaries in Ireland, France and the Cayman Islands that are tax residents in those jurisdictions. In calculating net trading income, B&B Air and its Irish-tax-resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on its aircraft. In general, Irish-resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. In addition, repatriated earnings from the Company’s Cayman subsidiary, including the gain associated with the purchase of notes payable, will be taxed at the 25.0% tax rate. B&B Air’s French-resident subsidiaries pay a corporation tax of 30.38% on their net trading income. Subject to limitations under current Irish tax regulations, U.S. withholding taxes paid may be credited against the Company’s Irish tax liability.
Income tax expense by jurisdiction is shown below:

			Period from
			May 3, 2007
			(Incorporation
	Year ended	Year ended	Date) to
	December 31,	December 31,	December 31,
	2009	2008	2007
	(Dollars in thousands)
Deferred tax expense:
Ireland	$24,212	$7,054	$36
France	(14)	—	—

Deferred tax expense — total	24,198	7,054	36

Current tax expense:
Ireland:
Current	156	286	996
Adjustment for prior period’s tax provision	—	(868)	—
France	13	52	—
United States	—	343	—

Current tax expense (benefit) — total	169	(187)	996

Total Income Tax Expense	$24,367	$6,867	$1,032

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
The principal components of the Company’s net deferred tax asset are as follows:

	December 31, 2009	December 31, 2008
	(Dollars in thousands)
Ireland:
Excess of tax depreciation over book depreciation	$(19,162)	$4,196
Net operating loss carryforwards	41,604	23,121
Net unrealized losses on derivative instruments	7,738	13,417
Net earnings of non-European Union member subsidiary	(19,715)	—

Deferred Tax Asset, Net	$10,465	$40,734

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
The Company has determined that no valuation allowance against its deferred tax asset was necessary as of December 31, 2009 and 2008.
The table below is a reconciliation of the Irish statutory corporation tax rate of 12.5% on trading income to the Company’s recorded income tax expense (benefit):

			Period from
			May 3, 2007
	Year ended	Year ended	(Incorporation Date) to
	December 31, 2009	December 31, 2008	December 31, 2007
	(Percentage)
Irish statutory corporate tax rate on trading income	12.5%	12.5%	12.5%
Incremental effect of higher tax rate on non-trading income	—	0.5%	18.3%
Gain on purchases of Notes	9.1%	—	—
Amortization of debt purchase options	0.7%
Adjustment for prior period’s tax provision	—	(1.6%)	—
Other	(0.8%)	1.1%	(0.2%)

Income tax expense	21.5%	12.5%	30.6%

The Company had no unrecognized tax benefits as of December 31, 2009.
11. OTHER LIABILITIES
The following table describes the principal components of the Company’s other liabilities:

	December 31, 2009	December 31, 2008
	(Dollars in thousands)
Unamortized lease discounts	$2,313	$4,887
Lease incentive obligation	6,523	2,333
Other	4,350	2,192

Total Other Liabilities	$13,186	$9,412

For the years ended December 31, 2009 and 2008, amortization of lease discounts recorded into rental revenue totalled $2.6 million and $3.1 million, respectively.
The amortization into lease income of unamortized lease discounts at December 31, 2009 for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)
2010	$867
2011	338
2012	338
2013	338
2014	338
Thereafter	94

Total future amortization of lease discounts	$2,313

12. SHAREHOLDERS’ EQUITY
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

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
During the years ended December 31, 2009 and 2008, the Company declared and paid dividends of $0.80 per share and $2.00 per share or $24.7 million and $67.1 million, respectively. Subsequent to December 31, 2009, the Company declared a dividend of $0.20 per share or approximately $6.1 million. The dividend was paid on February 19, 2010 to shareholders of record at January 29, 2010.
In June 2008, the Company’s Board of Directors approved a share repurchase program. The program authorizes the Company to repurchase up to $30.0 million of its shares through June 21, 2009. The Board of Directors subsequently approved an extension of the share repurchase program through June 2010. As of December 31, 2009, the Company had repurchased 3,323,502 shares at an average price of $4.68 per share, or $15.6 million.
13. ACCUMULATED COMPREHENSIVE LOSS
The components of comprehensive loss for the years ended December 31, 2009 and 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007 are presented below:

			Period from
			May 3, 2007
			(Incorporation
	Year ended	Year ended	Date) to
	December 31,	December 31,	December 31,
	2009	2008	2007
	(Dollars in thousands)
Net income	$89,093	$48,125	$2,345
Net change in unrealized gain (loss) on fair value of derivative instruments, net of tax benefit	39,749	(77,528)	(16,389)

Total comprehensive income (loss)	$128,842	$(29,403)	$(14,044)

As of December 31, 2009, 2008 and 2007, the accumulated other comprehensive loss, net of tax benefits, totalled $54.2 million, $93.9 million and $16.4 million, respectively.
14. EARNINGS PER SHARE
Basic and diluted earnings per share are calculated by dividing net income by the weighted average number of shares outstanding for the years ended December 31, 2009 and 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007. The Company has presented pro forma earnings per share for the period ended December 31, 2007 as if the IPO had occurred on May 3, 2007 (incorporation date).

			Period from May 3, 2007
	Year ended	Year ended	(Incorporation Date)
	December 31, 2009	December 31, 2008	to December 31, 2007
	Basic and diluted	Basic and diluted	Basic and diluted	Pro forma
	(Dollars in thousands, except share and per share data)
Numerator
Net income	$89,093	$48,125	$2,345	$2,345
Denominator
Weighted average number of shares outstanding for the period	30,831,637	33,524,074	12,584,008	33,603,450
Earnings per share	$2.89	$1.44	$0.19	$0.07
The Manager may elect to receive incentive fee payments under the management agreement in the form of shares. The Company does not have any other outstanding contracts or securities that could result in the issuance of common shares and potentially dilute net income per share. No incentive fee was earned by the Manager during the years ended December 31, 2009 and 2008 or for the period from May 3, 2007 (incorporation date) to December 31, 2007.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
15. COMMITMENTS AND CONTINGENCIES
The Company has an agreement to sell one of the aircraft from the Initial Portfolio for a base purchase price of approximately $11.8 million upon expiration of the current underlying operating lease in October 2010.
From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.
16. RELATED PARTY TRANSACTIONS
B&B Air has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with subsidiaries of Babcock & Brown. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other Babcock & Brown affiliates.
Pursuant to the Agreements, Babcock & Brown is entitled to receive servicing fees. With respect to the Company’s Initial Portfolio, Babcock & Brown is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% and 1.0%, respectively, of the aggregate amount of aircraft rent due and rent actually collected. With respect to aircraft acquired that are held by B&B Air Acquisition, Babcock & Brown is entitled to receive a fee equal to 3.5% of the aggregate amount of rent actually received for such aircraft. For the years ended December 31, 2009 and 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, total base and rent fees incurred amounted to $7.4 million, $7.1 million and $1.2 million, respectively.
Babcock & Brown is entitled to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to adjustments based on the Consumer Price Index. In addition, Babcock & Brown is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum. For the years ended December 31, 2009 and 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, $1.0 million, $1.0 million and $0.2 million of administrative fees were paid to Babcock & Brown.
For its role as exclusive arranger, Babcock & Brown receives a fee equal to 1.5% of the purchase price of aircraft acquired, excluding aircraft in the Initial Portfolio. Babcock & Brown also receives 1.5% of the sales proceeds of all disposed aircraft. For the year ended December 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, $7.0 million and $3.4 million of fees were incurred for aircraft purchased by B&B Air Acquisition, respectively. During the year ended December 31, 2009, the Company did not acquire any aircraft. For the year ended December 31, 2008, aircraft disposition fees totalling $0.6 million were incurred by the Company. The Company did not dispose of any aircraft during the year ended December 31, 2009 and for the period from May 3, 2007 (incorporation date) to December 31, 2007.
Babcock & Brown is also eligible for an incentive fee. The incentive fee is payable if the Company’s quarterly dividends exceed certain specified targets. No incentive fee was earned by Babcock & Brown during the years ended December 31, 2009 and 2008 or for the period from May 3, 2007 (incorporation date) to December 31, 2007.
The Company makes quarterly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and certain corporate overhead costs related to B&B Air (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. For the years ended December 31, 2009 and 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, the Company incurred $6.1 million, $6.0 million and $1.5 million of Management Expenses, respectively.
In connection with its services, Babcock & Brown may incur expenses such as insurance, as well as legal and professional advisory fees on behalf of the Company. As of December 31, 2009 and 2008, $0.2 million and $0.8 million of reimbursable expenses were due to Babcock & Brown, respectively.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
The Company’s management agreement with the Manager has a term that expires on October 2, 2032. However, the Company may terminate the Manager’s appointment immediately upon written notice if certain events occur, including if Babcock & Brown ceases to hold more than 50% of the issued share capital of the Manager.
Under the Agreements, the Company’s minimum long-term contractual obligations with Babcock & Brown as of December 31, 2009, excluding rent fees, consisted of the following:

	2010	2011	2012	2013	2014	Thereafter	Total
	(Dollars in thousands)
Fixed base fee payments (1)	$1,866	$1,866	$1,866	$1,866	$1,866	$7,461	$16,791
Fixed administrative agency fee payments due from B&B Air Funding (1)	777	777	777	777	777	3,111	6,996
Fixed administrative agency fee payments due from B&B Air Acquisition	240	240	240	160	—	—	880
Fixed payments for Management Expenses (1)	6,219	6,219	6,219	6,219	6,219	110,382	141,477

Total	$9,102	$9,102	$9,102	$9,022	$8,862	$120,954	$166,144

(1)	Amounts in the table assume CPI rates in effect for 2010 remain constant in future periods.
17. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable, credit facilities and notes payable. The Company's notes payable and borrowings under the Aircraft Acquisition Facility bear floating rates of interest which reset monthly to a market benchmark rate plus a credit spread.
Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing and able parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.
The fair value of the Company's cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. Where available, the fair value of the Company's notes payable and credit facilities is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of B&B Air's credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.
The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft held for operating leases. The company records aircraft at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management's best estimates and judgment, which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. In the year ended December 31, 2009 and 2008, no aircraft was recorded at fair value.
The carrying amounts and fair values of the Company’s financial instruments are as follows:

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$657,649	$480,084	$826,301	$413,151
Aircraft acquisition facility	594,566	536,505	597,471	491,301
Credit facility	32,290	32,290	—	—
Derivative asset	30	30	2,368	2,368
Derivative liabilities	65,726	65,726	113,374	113,374
In accordance with a FASB pronouncement, assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values.
The hierarchy levels established by FASB gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FASB requires fair value measurements to be disclosed by level within the following fair value hierarchy:
Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2009
Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.
As of December 31, 2009 and 2008, the categorized asset and liabilities of the Company measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
December 31, 2009:
Derivative asset	—	30	—	30
Derivative liabilities	—	65,726	—	65,726
December 31, 2008:
Derivative asset	—	2,368	—	2,368
Derivative liabilities	—	113,374	—	113,374
18. UNAUDITED QUARTERLY CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The unaudited quarterly financial statements for the year ended December 31, 2009 are presented below:

	March 31,	June 30,	September 30,	December 31,
(Dollars in thousands, except per share data)	2009	2009	2009	2009
Total revenues	$109,080	$64,519	$67,795	$66,141
Net income	$46,951	$13,994	$14,449	$13,699
Earnings per share	$1.45	$0.46	$0.48	$0.45
The unaudited quarterly financial statements for the year ended December 31, 2008 are presented below:

	March 31,	June 30,	September 30,	December 31,
(Dollars in thousands, except per share data)	2008	2008	2008	2008
Total revenues	$51,945	$57,199	$66,310	$60,684
Net income	$11,684	$11,062	$16,029	$9,350
Earnings per share	$0.35	$0.33	$0.48	$0.28
19. SUBSEQUENT EVENTS
On January 15, 2010, the Company declared a dividend of $0.20 per share or approximately $6.1 million. The dividend was payable on February 19, 2010 to shareholders of record at January 29, 2010.
On January 15, 2010, the Company sold to an unrelated third party its right to purchase up to $35.0 million principal amount of Notes for $16.8 million. On March 4, 2010, the Company sold its remaining option to purchase up to $15.0 million principal amount of Notes for $7.2 million. In connection with the option sales, the Company received $12.5 million as total consideration. (See Note 6)

Schedule I — Condensed financial information of parent
Babcock & Brown Air Limited
Condensed Balance Sheets
AS OF DECEMBER 31, 2009 AND 2008
(DOLLARS IN THOUSANDS)

	December 31,	December 31,
	2009	2008
Assets
Cash and cash equivalents	$95,797	$56,684
Restricted cash and cash equivalents	—	—
Receivable from subsidiaries	—	96
Notes receivable from subsidiaries	90,219	—
Investments in subsidiaries	356,453	332,265
Deferred tax asset, net	—	422
Other assets, net	427	2,005

Total assets	542,896	391,472

Liabilities
Payable to related parties	5,778	441
Payable to subsidiaries	32,643	—
Deferred tax liability, net	18,982	—
Accrued and other liabilities	969	1,618

Total liabilities	58,372	2,059

Shareholders’ equity	484,524	389,413

Total liabilities and shareholders’ equity	$542,896	$391,472

Schedule I — Condensed financial information of parent
Babcock & Brown Air Limited
Condensed Statements of Income
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 AND FOR THE PERIOD FROM MAY 3, 2007 (INCORPORATION DATE) TO DECEMBER 31, 2007
(DOLLARS IN THOUSANDS,EXCEPT SHARE AND PER SHARE DATA)

			Period from
			May 3, 2007
			(Incorporation
	Year ended	Year ended	Date) to
	December 31,	December 31,	December 31,
	2009	2008	2007
Revenues
Equity in earnings of subsidiaries	$113,051	$51,622	$2,981
Intercompany management fee income	5,100	5,100	1,275
Interest and other income	98	548	1,298

Total revenues	118,249	57,270	5,554

Expense
Selling, general and administrative	10,038	9,567	3,115

Net income from continuing operations before provision for income taxes	108,211	47,703	2,439
Income tax provision (benefit)	19,118	(422)	94

Net income	$89,093	$48,125	$2,345

Weighted average number of shares	30,831,637	33,524,074	12,584,008
Basic and diluted earnings per share	$2.89	$1.44	$0.19

Schedule I — Condensed financial information of parent
Babcock & Brown Air Limited
Condensed Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 AND FOR THE PERIOD FROM MAY 3, 2007 (INCORPORATION DATE) TO DECEMBER 31, 2007
(DOLLARS IN THOUSANDS)

			Period from
			May 3, 2007
	Year ended	Year ended	(Incorporation Date) to
	December 31, 2009	December 31, 2008	December 31, 2007
Cash Flows from Operating Activities
Net Income	$89,093	$48,125	$2,345
Adjustments to reconcile net income to net cash flow provided by operating activities:
Equity in earnings of subsidiaries	(113,051)	(51,622)	(2,981)
Income tax benefit	19,118	(422)	—
Changes in operating assets and liabilities:
Payable to subsidiaries	32,739	34,203	(34,299)
Other assets	1,578	(1,217)	(788)
Payable to related parties	5,337	345	96
Accrued and other liabilities	(363)	426	876

Net cash flows provided by (used in) operating activities	34,451	29,838	(34,751)

Cash Flows from Investing Activities
Capital contributions to subsidiaries	(176)	(20,114)	(444,588)
Distributions received from subsidiaries	128,788	83,397	20,757
Notes receivable from subsidiaries	(90,219)	—	—

Net cash flows provided by (used in) investing activities	38,393	63,283	(423,831)

Cash Flows from Financing Activities
Movement in restricted cash and cash equivalents	—	19,816	(19,816)
Dividends paid	(24,665)	(67,054)	—
Proceeds from issuance of shares, net		—	401,353
Proceeds from private placement		—	24,195
Repurchase of common shares		—	(10)
Interest received on notes receivable for common shares		—	877
Collections received on notes receivable for common shares		—	67,556
Collections made on subscription notes receivable		1,827	—
Shares repurchased	(9,066)	(6,599)	—

Net cash flows (used in) provided by financing activities	(33,731)	(52,010)	474,155

Net increase in cash	39,113	41,111	15,573
Cash at beginning of period	56,684	15,573	—

Cash at end of period	$95,797	$56,684	$15,573

Supplemental Disclosure of Non Cash Activities:
Taxes paid	$—	$—	$341
Noncash financing activities:
Issuance of other receivables to JET-i for transfer of aircraft	—	—	(251,971)
Proceeds from notes receivable for common shares	—	—	251,971

Report of Independent Registered Public Accounting Firm
To the Member of JET-i Leasing LLC
and Board of Directors of Babcock & Brown Air Limited
We have audited the accompanying consolidated balance sheet of JET-i Leasing LLC and subsidiaries (the ‘‘Predecessor Company’’), the predecessor to Babcock & Brown Air Limited, as of December 31, 2007 and the related consolidated statement of income, member’s capital and cash flow for the year ended December 31, 2007. These financial statements are the responsibility of the Predecessor Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Predecessor Company at December 31, 2007 and the consolidated result of their operations and their cash flow for each of the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2 of the consolidated financial statements, on January 1, 2007, the Predecessor Company adopted the provisions of SFASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — and Interpretation of FASB Statement No. 109.
/s/ Ernst & Young LLP
San Francisco, California
March 18, 2008

JET-i Leasing LLC
Predecessor Consolidated Balance Sheet
AS OF DECEMBER 31, 2007
(in thousands)

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

The accompanying notes are an integral part of the predecessor consolidated financial statements.

JET-i Leasing LLC
Predecessor Consolidated Statement of Income
FOR THE YEAR ENDED DECEMBER 31, 2007
(in thousands)

Revenues
Operating lease revenue	$107,620
Finance lease income	7,477
Interest income	5,190
Mark-to-market of non-hedge derivatives	5,898
Other revenues	750
Total revenues	126,935

Expenses
Depreciation	34,548
Interest expense	61,541
Interest expense — related party	11,585
Debt extinguishment costs	9,165
Selling, general and administrative	4,588
Maintenance and other costs	2,415
Hedging costs related to interest rate swap option	5,423
Swap breakage costs	12,500
Total expenses	141,765

Net loss before provision for income taxes	(14,830)
Provision for income taxes	466

Net loss	$(15,296)

The accompanying notes are an integral part of the predecessor consolidated financial statements.

JET-i Leasing LLC
Consolidated Statement of Member’s Capital
FOR THE YEAR ENDED DECEMBER 31, 2007
(in thousands)

	Member’s	Distributions	Accumulated	Total Member’s
	Contributions	to Member	Deficit	Capital
Balance December 31, 2006	$35,964	—	$(8,264)	$27,700
Capital contributions	19,165	—	—	19,165
Capital contributions in excess of net book value of assets transferred	273,175	—	—	273,175
Distributions to Member	—	(302,261)	—	(302,261)
Net loss	—	—	(15,296)	(15,296)

Balance December 31, 2007	$328,304	$(302,261)	$(23,560)	$2,483

The accompanying notes are an integral part of the predecessor consolidated financial statements.

JET-i Leasing LLC
Consolidated Statement of Cash Flow
FOR THE YEAR ENDED DECEMBER 31, 2007
(in thousands)

Cash Flows from Operating Activities
Net loss	$(15,296)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation	34,548
Amortization of debt issuance costs	1,627
Debt extinguishment costs	9,165
Amortization of lease discounts and other items	(1,730)
Mark-to-market of non-hedge derivatives	(5,898)
Direct finance lease income	(7,477)
Changes in operating assets and liabilities:
Rent receivables	740
Other assets	(2,223)
Accounts payable and accrued liabilities	(5,454)
Rentals received in advance	(4,261)
Security deposits and maintenance payment liabilities retained	(3,929)
Accrued interest payable	(3,143)
Other liabilities	97

Net cash flows provided by (used in) operating activities	(3,234)

Cash Flows from Investing Activities
Purchase of flight equipment	(263,350)
Lessor contributions to maintenance	(4,856)
Proceeds from transfer of flight equipment at historical cost	1,014,752
Deposits on flight equipment purchases	300
Proceeds from transfer of investment in direct finance leases at historical cost	71,965
Proceeds from finance leases	8,165

Net cash flows provided by (used in) investing activities	826,976

Cash Flows from Financing Activities
Movement in restricted cash and cash equivalents	101,194
Proceeds from security deposits and maintenance payment liabilities	31,156
Security deposits and maintenance payment liabilities paid	(14,675)
Security deposits transferred	(22,572)
Proceeds from warehouse credit facility	260,173
Proceeds from warehouse credit facility — related party	—
Repayments of warehouse credit facility	(1,078,175)
Repayments of warehouse credit facility — related party	(80,000)
Loan issuance costs	(638)
Financing from related parties, net	14,043
Capital contributions	—
Contributions received in excess of net book value of assets transferred	21,203
Distributions paid to Member	(50,290)

Net cash flows provided by (used for) financing activities	(818,581)

Net increase in cash	5,161
Cash at beginning of period	20

Cash at end of period	$5,181

Supplemental Disclosure of Non Cash Activities:
Cash paid during the period for:
Interest	$74,691
Taxes	$6

Noncash investing and financing activities:
Conversion of payable to related party to capital contribution	$19,165
Contribution of other receivable for transfer of aircraft and related assets and liabilities	$251,971
Distribution of other receivable to Member	$(251,971)
The accompanying notes are an integral part of the predecessor consolidated financial statements.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007
1. ORGANIZATION
ORGANIZATION
JET-i Leasing LLC (‘‘JET-i’’ or “Predecessor”) was formed in Delaware on September 14, 2005 for the purpose, directly and indirectly through its subsidiaries, of engaging in the business of financing, acquiring, leasing and selling commercial jet aircraft to airlines throughout the world. JET-i commenced operations on November 22, 2005 with the finalization of its warehouse credit facility as described in Note 5. JET-i is operated and managed as a single operating segment and is primarily engaged in the acquisition and leasing of commercial jet aircraft to airlines throughout the world.
JET-i is a wholly-owned subsidiary of JET-i Holdings LLC (“Holdings”). Holdings serves as the Manager of JET-i (the “Manager”). Through various contracts, JET-i has contracted with subsidiaries of Babcock & Brown Limited (collectively “B&B” or “Babcock & Brown”), a company listed on the Australian Stock Exchange, to: (i) arrange debt; (ii) arrange aircraft acquisitions and dispositions; and (iii) perform lease servicing, remarketing, debt compliance and other administrative functions. B&B owned directly and indirectly, 25.9% and 6.5% of Holdings.
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
The transfer of aircraft to B&B Air by JET-i pursuant to an Asset Purchase Agreement did not result or require the dissolution of JET-i or other changes to its corporate structure. JET-i has maintained and will continue to maintain a separate legal existence from B&B Air.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PREPARATION AND PRINCIPLES OF CONSOLIDATION
JET-i is a holding company that conducts its business through wholly-owned subsidiaries. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and all intercompany transactions and balances have been eliminated. The consolidated financial statements include the accounts of JET-i and all of its subsidiaries. In instances where JET-i is the primary beneficiary, JET-i would consolidate a Variable Interest Entity (“VIE”) in accordance with GAAP. The predecessor consolidated financial statements are stated in United States Dollars, which is the principal operating currency of JET-i.
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

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007
Operating Lease Revenue
JET-i received operating lease revenues from flight equipment under operating leases. Rental income from aircraft rents is recognized on a straight-line basis over the initial term of the respective lease, which generally ranged from 13 months to 15 years. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee the option to extend the lease for an additional term. Contingent rents are recognized as revenue when they are earned. Revenue is not recognized when collection is not reasonably assured.
Finance Lease Income
Revenue from direct finance leases is recognized on the interest method to produce a level yield over the life of the finance lease. Expected unguaranteed residual values of leased assets at the expiration of the lease terms are based on JET-i’s assessment of residual values using industry specific resources and other materials.
TAXES
JET-i provided for income taxes by tax jurisdiction (see Note 6). Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement and tax basis of existing assets and liabilities at the enacted tax rates expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amounts ultimately expected to be more-likely-than-not realized.
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

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007
The distribution of operating lease revenue by geographic region is as follows (in thousands):

Europe — Developed:
United Kingdom	$8,991	8%
Sweden	—	—
France	6,601	6%
Other	25,291	24%
Europe — Developed	40,883	38%

Asia Pacific:
India	19,134	18%
China	10,801	10%
Other	1,620	1%
Asia Pacific	31,555	29%

North America:
United States	8,120	8%
Other	4,605	4%
North America	12,725	12%

South and Central America:
Mexico	16,918	16%
Other	5,539	5%
South and Central America	22,457	21%

Total Operating Lease Revenue	$107,620	100%

The amortization of acquired lease discounts included as a component of operating lease revenue was $2.2 million for the year ended December 31, 2007.
The classification of operating lease revenues a by geographic region in the table and discussion above is based on the principal operating location of the aircraft lessee.
4. INVESTMENT IN DIRECT FINANCE LEASES
JET-i’s net investment in direct finance leases was attributable to four planes leased to a single North American lessee for terms of 15 years. JET-i recognized $7.5 million of finance lease income during the year ended December 31, 2007. The implicit interest rates in the finance leases ranged from 13% to 15%.
In October 2007, these four aircraft and their associated leases were transferred to B&B Air for an aggregate price of $90.0 million.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007
5. AIRCRAFT WAREHOUSE CREDIT FACILITY
In November 2005, JET-i entered into a warehouse loan agreement (the “Facility”) to finance up to $1.2 billion of aircraft assets, and provided no default has occurred, and subject to lenders’ consent, the Facility amount could have been increased to $1.5 billion. Tranches A and B were provided by a consortium of third party lenders; Tranche C was provided solely by Holdings. One of the investors in Holdings was also a member of the Tranches A and B consortium of third party lenders. Borrowings were collateralized by the assets of JET-i and its special purpose subsidiaries established to own the aircraft. Under the Facility, the Funds were available for draw on a revolving basis for a period of two years after closing (the “Availability Period”). The Availability Period expired in November 2007, and the Facility was fully repaid as of December 31, 2007. As a result of the extinguishment of the Facility, unamortized deferred debt issuance costs totalling approximately $9.2 million were expensed and classified as debt extinguishment costs.
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
JET-i capitalizes costs incurred in arranging financing as debt issuance costs. Debt issuance costs are amortized to interest expense using the effective interest method for amortizing loans and on a straight-line basis for revolving credit facilities over the lives of the related debt. Amortization of debt issuance costs was $1.6 million during the year ended December 31, 2007. These amounts are included as components of interest expense.
JET-i used interest rate swaps to manage exposure to interest rate risk. The derivatives allowed JET-i to pay fixed interest rates and receive variable interest rates with the swap counterparty over life of the contracts. The fixed interest rates under contract ranged from 5.11% to 5.71% per annum and had maturity dates through December 2014.
The changes in fair value of the derivatives were recorded into income from continuing operations before provision for income taxes. JET-i recorded $5.9 million as an income with respect to these derivatives for the year ended December 31, 2007.
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
Income tax expense by tax jurisdiction is summarized below for the year ended December 31, 2007.

(Dollars in thousands)
Deferred Tax Expense
Ireland	$(14)
Luxembourg	(4)

(18)
Less valuation allowance	4

Total Deferred Tax Expense	(14)

Current Tax Expense
Ireland	446
Luxembourg	34

Total Current Tax Expense	480

Total Income Tax Expense	$466

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007
7. OTHER LIABILITIES
The following table describes the principal components of JET-i’s other liabilities at December 31, 2007 (in thousands):

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
JET-i also entered into a servicing agreement with B&B which authorizes B&B to perform lease servicing, remarketing, debt compliance and other administrative functions for JET-i. In consideration for these services, B&B receives a fee equal to 3.5% of lease revenues. During the year ended December 31, 2007, JET-i incurred expenses of $3.5 million under this agreement.
The debt under Tranche C of the Facility is provided by Holdings. For the year ended December 31, 2007, JET-i has incurred interest expense of $11.6 million on this debt. Additionally, Holdings, for its role as Manager of JET-i earns fees of $10,000 per month. For the year ended December 31, 2007, JET-i incurred $0.1 million for this service. This cost is recorded in selling, general and administrative expense. One of the investors in Holdings is also a member of the Tranches A and B consortium of third party lenders.
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

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Year Ended December 31, 2007
9. UNAUDITED QUARTERLY CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The unaudited quarterly financial statements for the year ended December 31, 2007 are presented below:

	Three months ended
	March 31,	June 30,	September 30,	December 31,
(Dollars in thousands)	2007	2007	2007	2007
Total revenues	$30,962	$39,185	$37,418	$19,370

Net income (loss)	(708)	10,640	(17,443)	(7,785)

ITEM 19. EXHIBITS
We have filed the following documents as exhibits to this Annual Report.

Exhibit
Number	Description of Exhibit
1.1	Memorandum of Association*

1.2	Bye-laws*

2.1	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited.*

4.1	Management Agreement, dated as of October 2, 2007, between Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Limited.*

4.2
Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.*

4.3
Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited.*

4.4	Registration Rights Agreement, dated as of October 2, 2007, among private investors and Babcock & Brown Air Limited.*

4.5	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited.*

4.6	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited.*

4.7	Cash Management Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Funding I Limited.*

4.8	Director Service Agreement between Babcock & Brown Air Limited and each director thereof.*

4.9	Aircraft Acquisition Facility, dated as of November 7, 2007 among Babcock & Brown Air Acquisition I Limited, the Lenders from time to time party thereto and Credit Suisse, New York Branch.**

4.10
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
Dated: March 8, 2010