Form 20-F
period 2010-12-31
Fly Leasing Ltd
filed 2011-03-11
CIK 1407298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-33701
FLY LEASING LIMITED
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
26,707,501 Common Shares, par value of $0.001 per share.
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
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Annual Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Risk Factors” and elsewhere in this Annual Report.
Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.
Unless the context requires otherwise, when used in this Annual Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) the term “B&B Air Cayman” refers to our subsidiary, Babcock & Brown Air Finance (Cayman) Limited; (5) the term “B&B Air Cayman II” refers to Babcock & Brown Air Finance II (Cayman) Limited, a subsidiary of B&B Air Cayman; (6) the term “Fly-BBAM” refers to our subsidiary, Fly-BBAM Holdings, Ltd.; (7) the term “Fly Holdings” refers to our subsidiary, Fly Aircraft Holdings One Limited; (8) the term “Fly Holdings Two” refers to our subsidiary, Fly Aircraft Holdings Two Limited (9) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (10) the terms “Predecessor” and “JET-i” refer to JET-i Leasing LLC, the predecessor company of Fly; (11) the terms “B&B” and “Babcock & Brown” refer to Babcock & Brown Limited, an Australian company, and its subsidiaries; (12) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (13) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LLC and BBAM Aircraft Management (Europe) Limited, collectively; (14) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; and (15) the term “Initial Portfolio” refers to our initial portfolio of 47 commercial jet aircraft acquired by our subsidiary, B&B Air Funding.
At the Annual General Meeting held on June 29, 2010, the Company’s shareholders approved changing the name of Babcock & Brown Air Limited to Fly Leasing Limited.
Unless indicated otherwise, all percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of December 31, 2010.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
Fly Leasing Limited is a global lessor of modern, fuel-efficient commercial jet aircraft. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. On October 2, 2007, we (i) completed our initial public offering (“IPO”) and issued 18,695,650 common shares in the form of ADSs; (ii) completed a private placement of 14,907,800 ADSs (“Private Placement”, and together with the IPO, “Offerings”) and (iii) issued $853.0 million of aircraft lease-backed notes (the “Notes”) as part of a securitization transaction (the “Securitization”) through our subsidiary, B&B Air Funding. Using proceeds of the Offerings and the Notes, we acquired our initial portfolio of 47 commercial jet aircraft (“Initial Portfolio”).
On November 7, 2007, our subsidiary, B&B Air Acquisition, entered into a revolving credit facility (the “Aircraft Acquisition Facility”) that provided for up to $1.2 billion of financing for additional aircraft including a $96.0 million equity tranche from Fly. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and substantially all available cash flow from aircraft held by B&B Air Acquisition is applied to the repayment of outstanding principal.
During the period from the IPO through December 31, 2010, we have (i) acquired 18 aircraft; (ii) sold six aircraft and (iii) sold our right to purchase one aircraft to a third party. Since December 31, 2010, we have acquired one additional aircraft and have invested in a newly formed aircraft leasing joint venture that was formed for the purpose of acquiring, financing, leasing and eventually selling four commercial jet aircraft. The joint venture currently owns three Boeing 767-300 aircraft and is expected to acquire an additional Boeing 767-300ER aircraft. Fly holds a 57.4% interest in the joint venture.
On April 29, 2010, the management team of BBAM LP, through Summit Aviation Partners LLC (“Summit”) purchased substantially all of the aviation assets of Babcock & Brown and its affiliates, including Babcock & Brown’s ownership interests in our Manager and certain other companies that manage and service Fly and its aircraft portfolio. BBAM LP is a newly formed, privately-held aircraft leasing and management business that provides management and administrative services to Fly, including servicing of its aircraft portfolio.
In connection with Summit’s purchase of these assets, we purchased a 15% interest in BBAM LP. Summit owns the remaining 85% interest in BBAM LP.
Our web address is: www.flyleasing.com.

Selected Financial Data
The following selected financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes thereto included at Item 18 “Financial Statements” in this Annual Report. The selected financial data presented below are: (i) our operating results for the years ended December 31, 2010, 2009 and 2008; (ii) our operating results for the period from May 3, 2007 (our incorporation date) to December 31, 2007; and (iii) our Predecessor’s operating results for the years ended December 31, 2007 and December 31, 2006.

	(Dollars in thousands, except share data)
					JET-i Leasing LLC
	Fly Leasing Limited				(Predecessor Company)
				For the
				period from
				May 3, 2007
				(incorporation
				date) to
	For the years ended December 31,			December 31,	For the years ended December 31,
	2010	2009	2008	2007	2007	2006

Operating lease revenue	$219,655	$213,964	$218,940	$26,042	$107,620	$56,566
Gain on sale of aircraft	13,449	—	11,437	—	—	—
Gain on purchases of notes payable and sale of option to purchase notes payable	12,501	82,666	—	—	—	—
Total revenues	253,665	307,535	236,138	33,334	121,037	61,349
Total expenses	190,791	194,075	181,146	29,957	135,867	68,804
Net income (loss)	52,667	89,093	48,125	2,345	(15,296)	(7,472)

Earnings per share:
Basic and diluted	$1.86	$2.89	$1.44	$0.19	—	—
Pro forma	—	—	—	$0.07	—	—
Dividends declared and paid per share	$0.80	$0.80	$2.00	—	—	—
On April 29, 2010, Fly adopted the 2010 Omnibus Incentive Plan and made an aggregate grant of 599,999 stock appreciation rights (“SARs”) and restricted stock units (“RSUs”) to certain employees of BBAM LP who provide services to the Company pursuant to certain management and servicing agreements. The holder of a SAR or RSU is entitled to dividend equivalent rights on each SAR and RSU. For each dividend equivalent right, the holder has the non-forfeitable right to receive a cash amount equal to the per share dividend paid by Fly during the period between the vesting date and the earlier of the (i) awards exercise, (ii) termination date or (iii) expiration date (“Dividend Amount”). Dividend Amounts accrue from the grant date. Net income available to common shareholders is determined by reducing the Company’s net income for the period by the dividend equivalents paid on vested RSUs and SARs during the period. Dividend equivalents paid totaled $120,000 for 2010.
Basic and diluted earnings per share are calculated: (1) for 2010 by dividing net income, less dividend amounts paid by the weighted average number of basic and diluted shares outstanding for the year; (2) for 2009 and 2008, by dividing net income by the weighted average number of shares outstanding for the year; and (3) for 2007 by dividing net income for the period from May 3, 2007, the date the Company was incorporated, to December 31, 2007 by the weighted average number of shares outstanding from October 2, 2007 to December 31, 2007. Prior to April 29, 2010, the Company did not have a share-based compensation program. The Company has presented pro forma earnings per share for the period ended December 31, 2007 as if its initial public offering had occurred on May 3, 2007 (incorporation date).

	(Dollars in thousands, except shares)
					JET-i Leasing LLC
	Fly Leasing Limited				(Predecessor Company)
	As of December 31,				As of December 31,
	2010	2009	2008	2007	2007	2006
Balance sheet data:
Total assets	$1,978,224	$2,024,132	$2,086,174	$1,589,226	$5,249	$1,010,875
Total liabilities	1,503,320	1,539,608	1,696,761	1,098,724	2,766	983,175
Total shareholders’ equity/ member’s capital	474,904	484,524	389,413	490,502	2,483	27,700
Number of shares	26,707,501	30,279,948	32,488,911	33,603,450	—	—

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
Risks Related to Our Relationship with BBAM LP
Our company is managed, and our aircraft portfolio is serviced, by BBAM LP, a new aircraft leasing and management company with limited independent operating history, which was formed by the management team of our Servicer.
On April 29, 2010, Summit, a newly formed entity that is owned by the management team of BBAM, purchased substantially all of the aviation assets of Babcock & Brown. In connection with this transaction, we purchased a 15% interest in BBAM LP, whose affiliates manage our company and service our aircraft portfolio. The remaining 85% of BBAM LP is owned by Summit. BBAM LP was formed on March 4, 2010 and has very limited independent operating history upon which to assess their prospects or ability to manage our Company or service our portfolio of aircraft. Our success or failure wholly depends on the skill and care with which BBAM LP manages our business and performs its services under our management and servicing agreements. Under these agreements, our Servicer is responsible for arranging the leasing of our fleet, acquiring and disposing our aircraft, marketing our aircraft for re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees. Therefore, our continued success depends on the diligence, skill and network of business contacts of BBAM LP’s management team and the continued service of key employees of BBAM LP. The departure of any senior management personnel of BBAM LP or of a significant number of key employees of our Servicer could have a material adverse effect on our performance.
Although the initial term of our management agreement with BBAM LP has been reduced to a five year term, the agreement is subject to five year renewals, and there are only limited circumstances under which we are able to terminate our management agreement without payment of breakage fees. If our board of directors were to become dissatisfied with the performance of BBAM LP under these agreements and we decline to renew such agreements, we would be obligated to pay the Manager a fee as follows: (i) after the initial five-year term, the fee is equal to three times the management expense amount payable under the management agreement; (ii) after the second five-year term, the fee would be equal to two times the management expense amount; (iii) after the third five-year term, the fee would be equal to the management expense amount; and (iv) after the fourth five-year term, there is no fee payable to the Manager.
In addition, the investment in BBAM LP is a new form of investment for us and may subject us to new and unforeseen risks, including adverse tax consequences and additional financial reporting obligations related to our investment.
BBAM has conflicts of interest with us and their limited contractual or other duties will not restrict them from favoring their own business interests to our detriment.
Conflicts of interest will arise between us and BBAM LP with respect to our operations and business opportunities. BBAM LP acquires, manages and remarkets for lease or sale aircraft for us and for other entities, including entities in which Summit has an economic interest. We may compete directly with such other managed entities for investment opportunities. For example, BBAM performs aircraft acquisition, disposition and management services pursuant to a joint marketing agreement with Nomura Babcock & Brown Co., Ltd, which we refer to as NBB. BBAM has arranged a significant number of aircraft acquisitions and dispositions pursuant to the NBB arrangement. We expect that BBAM will continue to arrange acquisition and disposition opportunities with NBB and that we may compete with NBB for such opportunities. A conflict of interest will arise if BBAM identifies an aircraft acquisition opportunity that would meet our investment objectives as well as those of NBB or any other entity managed by BBAM. We do not have any exclusive right to participate in aircraft acquisition opportunities originated or identified by BBAM. Under our agreements with BBAM LP, our Manager has agreed to act in the best interests of our shareholders. However, neither BBAM nor any other BBAM LP affiliate will be restricted from pursuing, or offering to a third party, including NBB or any other party managed by, or otherwise affiliated or associated with BBAM LP, any investment or disposal opportunity or will be required to establish any investment protocol in relation to prioritization of any investment or disposal opportunity. We may purchase in the future aircraft from entities in which Summit has an ownership interest. Although such purchases will require approval by our independent directors, the pricing and other terms of these transactions may be less advantageous to us than if they had been the result of transactions among unaffiliated third parties.

Under our servicing agreements with BBAM, if a conflict of interest arises as to our aircraft and other aircraft managed by BBAM, BBAM must perform the services in good faith, and, to the extent that our aircraft or other aircraft managed by BBAM have substantially similar characteristics that are relevant for purposes of the particular services to be performed, BBAM has agreed not to discriminate among our aircraft or between any of our aircraft and any other managed aircraft on an unreasonable basis. Nevertheless, despite these contractual undertakings, BBAM as Servicer may favor its own interests and the interests of other managed entities over our interests. Conflicts may arise when our aircraft are leased to entities that also lease other aircraft managed by BBAM and decisions affecting some aircraft may have an adverse impact on others. For example, when a lessee in financial distress seeks to return some of its aircraft, BBAM may be required to decide which aircraft to accept for return and may favor its or another managed entity’s interest over ours. Conflicts also may arise, for example, when our aircraft are being marketed for re-lease or sale at a time when other aircraft managed by BBAM are being similarly marketed.
Under the terms of our servicing agreements, we are not entitled to be informed of all conflicts of interest involving BBAM and are limited in our right to replace BBAM because of conflicts of interest. Any replacement Servicer may not provide the same quality of service or may not afford us terms as favorable as the terms currently offered by BBAM. If BBAM, as the servicer, makes a decision that is adverse to our interests, our business, financial condition, results of operations and cash flows could suffer. See “Even if we were to become dissatisfied with BBAM LP’s performance, there are only limited circumstances under which we are able to terminate our management and servicing agreements and we may not terminate the servicing agreement for our Initial Portfolio without the prior written consent of the policy provider.’’
Even if we were to become dissatisfied with BBAM LP’s performance, there are only limited circumstances under which we are able to terminate our management and servicing agreements and we may not terminate the servicing agreement for our Initial Portfolio without the prior written consent of the policy provider.
We may terminate the management agreement if:
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

•	BBAM Aviation Services Limited or one of its affiliates ceases to hold (directly or indirectly) more than 50% of the voting equity of, and economic interest in, the Manager;
•
our Manager becomes subject to bankruptcy or insolvency proceedings that are not discharged within 75 days, unless our Manager is withdrawn and replaced within 90 days of the initiation of such bankruptcy or insolvency proceedings with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the management agreement;

•
our Manager voluntarily commences any proceeding or files any petition seeking bankruptcy, insolvency, receivership or similar law, or makes a general assignment for the benefit of its creditors, unless our Manager is withdrawn and replaced within 15 days with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the management agreement;

•
an order is made for the winding up of our Manager, unless our Manager is withdrawn and replaced within 15 days with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the management agreement; and

•	Steven Zissis ceases to be the President or Chief Executive Officer of BBAM LP at any time prior to April 29, 2015 for any reason other than death or disability.

If the management agreement is not renewed at the end of a five-year term, we are required to pay the Manager a non-renewal fee equal to the following: (i) at the termination of the initial five-year term, an amount equal to three times the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date; (ii) at the termination of the second five-year term, an amount equal to two times the aggregate management expense; and (iii) at the termination of the third five-year term, an amount equal to the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date. No fee is payable after the fourth five-year term.
If the Manager terminates the agreement for cause (including as a result of the appointment to the board of a majority of independent directors who are not supported by the current directors), we are required to pay the Manager a termination fee in an amount equal to: i) during the initial five-year term, an amount equal to three times the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date; (ii) during the second five-year term, an amount equal to two times the aggregate management expense in respect of the last complete fiscal year prior to the termination date; and (iii) during the third five-year term, an amount equal to the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date. No fee is payable after the completion of the third five-year term.
In addition, if the management agreement is not renewed at the end of a five-year term or is terminated by the Manager for cause, our investment in BBAM may be repurchased by the other owners of BBAM for a purchase price equal to: (i) during and at the end of the first five year term, the lesser of fair market value or the purchase price paid by Fly less distributions received; (ii) during and at the end of the second five year term, 50% of fair market value but in no case less than Fly’s unrecouped capital; (iii) during and at the end of the third five year term, 75% of fair market value but in no case less than Fly’s unrecouped capital; (iv) thereafter, 100% of fair market value but in no case less than Fly’s unrecouped capital.
We have the right to terminate the servicing agreement for our Initial Portfolio (with the prior written consent of the policy provider) and the policy provider has the independent right to terminate the agreement (without our consent) in the following limited circumstances:
•	Bankruptcy or insolvency of BBAM LP;
•	BBAM LP ceases to own, directly or indirectly, at least 50% of the Servicer;
•
Summit ceases to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million;

•	Steven Zissis ceases to be the President or Chief Executive Officer of BBAM LP at any time prior to April 29, 2015 for any reason other than death or disability; and
•
50% or more of the Servicer’s key finance and legal team or technical and marketing team cease to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

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
Our management and servicing agreements limit our remedies against BBAM LP for unsatisfactory performance and provide certain termination rights to the policy provider.
Under our management and servicing agreements with BBAM LP, in many cases we may not have the right to recover damages from BBAM LP for unsatisfactory performance. Moreover, we have agreed to indemnify our Manager, BBAM LP and their affiliates for broad categories of losses arising out of the performance of services, unless they are finally adjudicated to have been caused directly by our Manager’s or BBAM LP’s gross negligence, fraud, deceit or willful misconduct in respect of its obligation to apply its standard of care or, in the case of the servicing agreement for our Initial Portfolio, conflicts of interest standard in the performance of its services. In addition, because of our substantial dependence on BBAM LP, our board of directors may be reluctant to initiate litigation against BBAM LP to enforce contractual rights under our management and servicing agreements.

Under certain circumstances the provider of the financial guaranty insurance policy with respect to the Notes has the right to terminate BBAM as the servicer for our Initial Portfolio without our consent and may terminate the Servicer at a time which may be disadvantageous to us.
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
Risks Related to Our Business
Our business is affected by general economic and financial conditions which could adversely affect our results of operations.
Our business and results of operations are significantly affected by general business, financial market and economic conditions. The worsening of economic conditions, particularly if combined with high fuel prices, may have a material adverse effect on our lessees’ ability to meet their financial and other obligations under our operating leases, which, if our lessees default on their obligations to us, could have a material adverse effect on our cash flow and results of operations. General business and economic conditions that could affect us include interest rate fluctuations, inflation, unemployment levels, bankruptcies, demand for passenger and cargo air travel, volatility in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of credit, investor and consumer confidence, global economic growth and the strength of local economies in which we operate.
Changes in demand and supply of aircraft can depress lease rates and impact the value of our aircraft portfolio.
The economic downturn and the slowdown in air travel between 2008 and early 2010 contributed to a decrease in the demand for aircraft and resulted in capacity cuts by airlines. The financial challenges facing the airlines may result in an increase in the supply of aircraft. The shift in supply/demand dynamics during the economic downturn led to a decrease in aircraft lease rates and values. Further decreases in lease rates could adversely affect our lease revenues in future periods as our current leases terminate or to the extent that airlines default on their leases. Decreases in aircraft values would adversely affect the value of the aircraft in our portfolio.
We will need additional capital to finance our growth, and we may not be able to obtain it on acceptable terms, or at all, which may limit our ability to grow and compete in the aviation market.
Our ability to acquire additional assets depends to a significant degree on our ability to access debt and equity capital markets. Our access to capital markets will depend on a number of factors including our historical and expected performance, compliance with the terms of our debt agreements, general market conditions, interest rate fluctuations and the relative attractiveness of alternative investments. In addition, volatility or disruption in the capital markets could adversely affect banks and financial institutions causing lenders to be reluctant or unable to provide us with financing on terms acceptable to us or to increase the costs of such financing. We compete with other lessors and airlines when acquiring aircraft and our ability to grow our portfolio is dependent on our ability to access attractive financing. The terms of our Aircraft Acquisition Facility and the Securitization restrict our ability to incur additional debt secured by the aircraft in each of those portfolios. Our availability period under the Aircraft Acquisition Facility expired on November 6, 2009 and we are no longer able to acquire aircraft through this facility. If we are unable to raise additional funds or obtain capital on acceptable terms, our growth opportunities are limited.

Our future growth and profitability will depend on our ability to acquire aircraft and other aviation assets.
Growth through future acquisitions of additional commercial aircraft and other aviation assets requires the availability of capital. Even if capital were available, the market for commercial aircraft is cyclical, sensitive to economic instability and extremely competitive, and we may encounter difficulties in acquiring aircraft on favorable terms or at all which could reduce our acquisition opportunities or cause us to pay higher prices. A significant increase in market interest rates would make it more difficult for us to make accretive acquisitions that would increase our distributable cash flows. Any acquisition of aircraft or other aviation assets may not be profitable to us after the acquisition of such asset and may not generate sufficient cash flow to justify our investment. In addition, acquisition of additional aircraft, other aviation assets and other investments that we may make expose us to risks that may harm our business, financial condition, results of operations and cash flows, including risks that we may:
•	impair our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions and investments;
•	significantly increase our interest expense and financial leverage to the extent we incur additional debt to finance acquisitions and investments;
•	incur or assume unanticipated liabilities, losses or costs associated with the aircraft or other aviation assets that we acquire or investments we may make;
•	incur other significant charges, including asset impairment or restructuring charges; or
•	be unable to maintain our ability to pay regular dividends to our shareholders.
If we experience abnormally high maintenance or obsolescence issues with any aircraft or aviation assets that we acquire, our financial results and growth could be materially and adversely affected.
Unlike new aircraft, used aircraft typically do not carry warranties as to their condition. As a result, we may not be able to claim any warranty related expenses on used aircraft. Although we may inspect an existing aircraft and its documented maintenance, usage, lease and other records prior to acquisition, we may not discover all defects during an inspection. Repairs and maintenance costs for existing aircraft are difficult to predict and generally increase as aircraft age and can be adversely affected by prior use. These costs could decrease our cash flow and reduce our liquidity and our ability to pay regular dividends to our shareholders.
In addition, aircraft are long-lived assets, requiring long lead times to develop and manufacture, with particular types and models becoming obsolete and less in demand over time when newer, more advanced aircraft are manufactured. By acquiring existing aircraft, we have greater exposure to more rapid obsolescence of our fleet, particularly if there are unanticipated events shortening the life cycle of such aircraft, such as government regulation or changes in our airline customers’ preferences. This may result in a shorter life cycle for our fleet and, accordingly, declining lease rates, impairment charges, increased depreciation expense or losses related to aircraft asset value guarantees, if we were to provide such guarantees.
Further, variable expenses like fuel, crew size or aging aircraft corrosion control or modification programs and related airworthiness directives could make the operation of older aircraft more costly to our lessees and may result in increased lessee defaults. We may also incur some of these increased maintenance expenses and regulatory costs upon acquisition or re-leasing of our aircraft. Any of these expenses or costs will have a negative impact on our financial results.
We may enter into strategic ventures which pose risks including a lack of complete control over the enterprise, and our financial results and growth prospects may be adversely affected if we encounter disputes, deadlocks or other conflicts of interest with our strategic partners.
We may occasionally enter into strategic ventures or investments with third parties. For example, we have made a 15% investment in BBAM LP and a 57% investment in an entity which currently owns three Boeing 767-300 aircraft. We may have limited management rights in these strategic ventures and may not control decisions regarding the remarketing or sale of aircraft assets owned by these strategic ventures. In addition, if we are unable to resolve a dispute with a strategic partner that retains material managerial veto rights, we might reach an impasse that could require us to liquidate our investment at a time and in a manner that could result in our losing some or all of our original investment in the venture, which could have an adverse effect on our financial results and growth prospects. These strategic ventures and investments are also new forms of investments for us and may subject us to new and unforeseen risks, including adverse tax consequences and additional reporting and compliance requirements.

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

•	our inability to make acquisitions of additional aircraft, other aviation assets or investments that are accretive to cash flow;
•	use of funds to make and finance acquisitions of aircraft, other aviation assets and investments we may make;
•	reduced levels of demand for, or value of, our aircraft;
•	increased supply of aircraft;
•	obsolescence of aircraft in our portfolio;
•	lower lease rates on new aircraft and re-leased aircraft;
•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;
•	impaired financial condition and liquidity of our lessees;
•	deterioration of economic conditions in the commercial aviation industry generally;
•	poor performance by our Manager and BBAM LP and other service providers and our limited rights to terminate them;
•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;
•	a decision by our board of directors to cease distributing a portion of our cash flow available for distribution;
•	changes in Irish tax law, the tax treaty between the United States and Ireland (the “Irish Treaty’’) or our ability to claim the benefits of such treaty;
•	cash reserves which may be established by our board of directors; and
•	restrictions under Bermuda law on the amount of dividends that we may pay.
Risks Related to Our Indebtedness
We have substantial indebtedness that imposes constraints on our operations and could adversely affect our ability to pay dividends on our common shares.
On November 6, 2009, the availability period under the Aircraft Acquisition Facility expired, and B&B Air Acquisition began to apply substantially all of its available cash flow to repay the principal under its Aircraft Acquisition Facility. As a result, the cash flow from the aircraft held by B&B Air Acquisition is not available to us to pay expenses of Fly or to pay dividends on our common shares. In addition, failure by B&B Air Acquisition to maintain a monthly interest coverage ratio of at least 1.1 to 1 and a rolling three month interest coverage ratio of at least 1.25 to 1 would be an event of default under the Aircraft Acquisition Facility. We will seek to refinance some or all of the amounts outstanding under the Aircraft Acquisition Facility prior to its maturity in November 2012. All amounts outstanding on November 6, 2012 must be repaid in four quarterly installments. Depending on market conditions, however, it may not be possible to refinance the Aircraft Acquisition Facility prior to November 2012 on terms we find acceptable.

If B&B Air Funding’s debt service coverage ratio (as defined in the indenture for the Securitization) is less than 1.80 on any two consecutive monthly payment dates occurring between July 2010 and July 2012, B&B Air Funding will be required to apply all of its available cash flow to repay the principal of the Notes. Commencing August 2012, B&B Air Funding will be required to apply all of its available cash flow after payment of certain expenses to repay the principal of the Notes. If B&B Air Funding is required to apply all available cash flow to repay the principal amount of the Notes, the cash flow from the aircraft in its portfolio will not be available to us to pay expenses of Fly or to pay dividends on our common shares. We may also refinance the amounts outstanding under our Notes prior to August 2012 when substantially all cash flow from aircraft held by B&B Air Funding will be applied to repay the principal on the Notes. Although we are not required to refinance the Notes, we may seek to do so prior to their maturity. Depending on market conditions, however, it may not be possible to refinance the Notes on terms we find acceptable or more advantageous to the current terms of the Notes.
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
We are a holding company and currently rely on our subsidiaries to provide us with funds necessary to meet our financial obligations and pay dividends.
We are a holding company and our principal asset is the equity interest we hold in our subsidiaries, which own either directly or indirectly through their subsidiaries, the aircraft in our portfolio. As a result, we depend on dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our shares. Our existing subsidiaries are legally distinct from us and are significantly restricted from paying dividends or otherwise making funds available to us pursuant to the agreements governing their financing arrangements. Any other subsidiaries through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted from paying dividends or otherwise making funds available to us under certain conditions. Our subsidiaries will generally be required to service their debt obligations before making distributions to us, thereby reducing the amount of our cash flow available to pay dividends, fund working capital, make capital expenditures and satisfy other needs.

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
The aviation leasing and sales industry has experienced periods of aircraft oversupply and undersupply. The oversupply of a specific type of aircraft or other aviation asset in the market is likely to depress lease rates for, and the value of, that type of asset. The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are not under our control, including:
•	passenger air travel and air cargo demand;
•	increased supply due to the sale of aircraft portfolios;
•	geopolitical and other events, including war, acts of terrorism, civil unrest, outbreaks of epidemic diseases and natural disasters;
•	operating costs, availability of jet fuel and general economic conditions affecting our lessees’ operations;
•	governmental regulation, which includes new airworthiness directives, statutory limits on age of aircraft and restrictions in certain jurisdictions on the age of aircraft for import;
•	interest rates;
•	airline restructurings and bankruptcies;
•	cancellations of orders for aircraft;
•	delays in delivery by manufacturers;
•	availability and cost of credit;
•	manufacturer production levels and technological innovation;
•	retirement and obsolescence of aircraft models;
•	manufacturers merging or exiting the industry or ceasing to produce aircraft or engine types;
•	accuracy of estimates relating to future supply and demand made by manufacturers and lessees;
•	reintroduction into service of aircraft or engines previously in storage; and
•	airport and air traffic control infrastructure constraints.

These factors may produce sharp and prolonged decreases in asset values and achievable lease rates, which would have an impact on the value of our fleet and our cost of acquiring aircraft or other aviation assets, may result in lease defaults and could delay or prevent the aircraft or other aviation assets from being leased or re-leased on favorable terms, or, if desired, sold on favorable terms.
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
Airbus has announced that it will have two new engine variants available for its A319/A320/A321 family of aircraft, which could decrease the value and lease rates of aircraft in our portfolio.
On December 1, 2010, Airbus announced the launch of the New Engine Option (“NEO”) program, which involves the offering of two new engine types—one from Pratt & Whitney, a division of United Technologies Corporation, and the other from CFM International, Inc.—on certain Airbus A319/A320/A321 aircraft delivering in 2016 and thereafter. Airbus proposes to charge a price premium for A319/A320/A321 aircraft equipped with these new engines. The development of these new engine options could decrease the desirability of the current A319/A320/A321 aircraft that are not equipped with these new engines and thereby increase the supply of this type of aircraft in the marketplace. This increase in supply could, in turn, reduce both lease rates and future residual values for this type of aircraft. It is also possible that other airframe manufacturers could embark on similar programs, which could have similar effects on residual values and lease rates of the aircraft manufactured by these manufacturers.
The advent of superior aircraft technology could cause our existing aircraft portfolio to become outdated and therefore less desirable, which could adversely affect our financial results and growth prospects and our ability to compete in the marketplace.
As manufacturers introduce technological innovations and new types of aircraft, including the Boeing 787 and the Airbus A350, certain aircraft in our existing portfolio may become less desirable to potential lessees. In addition to new aircraft from Bombardier and Embraer, new aircraft manufacturers, such as Mitsubishi Aircraft Corporation in Japan, Sukhoi Company (JSC) in Russia and the Commercial Aircraft Corporation of China will most likely produce aircraft that will compete with existing aircraft. It’s uncertain how these offerings in the future could adversely impact the demand and liquidity of existing equipment. In addition, the imposition of more stringent noise or emissions standards may make certain of our aircraft less desirable and less valuable in the marketplace. Any of these risks could adversely affect our ability to lease or sell our aircraft on favorable terms or at all or our ability to charge rental amounts that we would otherwise seek to charge. The advent of new technologies or the introduction of new types of aircraft could materially adversely affect the value of the aircraft in our portfolio. In addition, our Manager and Servicer has limited experience with acquiring, leasing or selling these new aircraft types, and making investments in these new aircraft types may subject us to new and unforeseen risks, including increased difficulty in leasing or disposing of these aircraft.

Our operational costs will increase as our aircraft age, which may adversely affect the amounts available to pay dividends.
As of December 31, 2010, the weighted average age of the aircraft in our portfolio was 8.1 years. In general, the cost of delivering an aircraft under a re-lease, including maintenance and modification expenditures, increases with the age of the aircraft. The costs of converting an aging passenger aircraft to a cargo aircraft are also substantial. The incurrence of these greater expenditures as our fleet ages could adversely affect our ability to pay dividends.
The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these particular types of aircraft occur.
As of December 31, 2010, our portfolio contains a mix of aircraft types including Airbus A319 aircraft, A320 aircraft, A330 aircraft, Boeing 737 aircraft, Boeing 747 aircraft, Boeing 757 aircraft, Boeing 767 aircraft and Boeing 777 aircraft. 86% of our aircraft are single-aisle, narrow-body aircraft, as measured by net book value. If any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may reduce our revenues and net income to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio.
We operate in a highly competitive market for investment opportunities in aircraft and other aviation assets.
The leasing and remarketing of commercial jet aircraft is highly competitive. As the exclusive servicer of our aircraft, BBAM competes in leasing, re-leasing and selling our aircraft with other aircraft leasing companies, including GE Commercial Aviation Services Limited (GECAS), ILFC, AerCap B.V., Aircastle Advisor LLC, Air Lease Corp., Aviation Capital Group, Avolon, AWAS, Boeing Capital Corporation, CIT Group Inc., Macquarie Bank Limited, RBS Aviation Capital, Bank of China Aviation, Sky Holdings, Vx Capital Partners and Jackson Square Aviation among others. We also may encounter competition from other entities that selectively compete with us, including:
•	airlines;
•	aircraft manufacturers;
•	financial institutions (including those seeking to dispose of repossessed aircraft at distressed prices);
•	aircraft brokers;
•	special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft; and
•	public and private partnerships, investors and funds, including private equity and hedge funds.
Competition for a leasing transaction is based principally upon lease rates, delivery dates, lease terms, reputation, management expertise, aircraft condition, specifications and configuration and the availability of the types of aircraft necessary to meet the needs of the customer. Some of our competitors have significantly greater operating and financial resources than we have. In addition, some competing aircraft lessors have a lower overall cost of capital and may provide financial services, maintenance services or other inducements to potential lessees that we cannot provide. Given the financial condition of the airline industry, many airlines have reduced their capacity by eliminating select types of aircraft from their fleets. This has resulted in an increase in available aircraft of these types, a decrease in rental rates for these aircraft and a decrease in market values of these aircraft.
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

Many of our competitors also have order positions with Boeing and Airbus that guarantee them the delivery of new, highly desirable aircraft in the future. We do not currently have any order positions with the aircraft manufacturers.
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
In addition, aircraft in our portfolio and any other aircraft and other aviation assets that we acquire in the future are subject to periodic review for impairment for accounting purposes. We believe the carrying value of the aircraft in our portfolio is currently recoverable through the cash flows expected to result from their use and eventual disposition. However, if these expected cash flows are adversely affected by factors including credit deterioration of a lessee, declines in rental rates, shortened economic life, residual value risk and other market conditions, then we may be required to recognize additional depreciation or material impairment charges that would reduce our net earnings or increase our net losses. Under U.S. GAAP, once an impairment results in a reduction to the carrying value of an asset, the carrying value of such asset cannot thereafter be increased.
Aircraft liens could impair our ability to repossess, re-lease or resell the aircraft.
In the normal course of business, liens that secure the payment of airport fees and taxes, custom duties, air navigation charges, landing charges, crew wages, maintenance charges, salvage or other obligations are likely, depending on the laws of the jurisdictions where aircraft operate, to attach to the aircraft (or, if applicable, to the engines separately). The liens may secure substantial sums that may, in certain jurisdictions or for limited types of liens (particularly fleet liens), exceed the value of any particular aircraft to which the liens have attached. Until they are discharged, the liens described above could impair our ability to repossess, re-lease or resell our aircraft.
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
We operate as a supplier to airlines and are indirectly impacted by the risks facing airlines today. Our success depends upon the financial strength of our lessees, our ability to assess the credit risk of our lessees and the ability of lessees to perform their contractual obligations to us. The ability of each lessee to perform its obligations under its lease will depend primarily on the lessee’s financial condition and cash flow, which may be affected by factors beyond our control, including:
•	competition;
•	fare levels;
•	air cargo rates;
•	passenger air travel and air cargo demand;
•	geopolitical and other events, including war, acts of terrorism, civil unrest, outbreaks of epidemic diseases and natural disasters;
•	increases in operating costs, including the availability and cost of jet fuel and labor costs;
•	labor difficulties;
•	economic conditions and currency fluctuations in the countries and regions in which the lessee operates; and
•	governmental regulation of, or affecting, the air transportation business.
Given the size of our portfolio, we expect that some lessees may encounter financial difficulties or suffer liquidity problems and, as a result, will struggle to make lease payments under our operating leases. We further expect that lessees experiencing financial difficulties may seek a reduction in their lease rates or other concessions in lease terms. We could experience increased delinquencies, particularly in any future downturns in the airline industry, which could worsen the financial condition and liquidity problems of these lessees. In addition, many airlines are exposed to currency risk due to the fact that they earn revenues in their local currencies and certain of their liabilities and expenses are denominated in U.S. dollars, including lease payments to us. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow and may adversely affect our ability to make payments on our indebtedness and pay dividends to shareholders.
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
We have restructured leases when lessees are late in making payments, fails to make required payments or have otherwise advised us that they expect to default in making required payments. Restructuring can involve a rescheduling of payments or even termination of a lease without receiving all or any of the past-due or deferred amounts. The terms and conditions of possible lease restructurings could result in a significant reduction of lease revenue which would have an adverse impact on our cash flow available for distribution and to pay dividends to shareholders. We may receive more requests for lease restructurings if any of our lessees should experience financial difficulties in the future.
Lease defaults could result in significant expenses and loss of revenues.
From our IPO through December 31, 2010, we have repossessed seven of our aircraft following lessee defaults and may repossess additional aircraft in the future. Repossession, re-registration and flight and export permissions after a lessee default typically result in greater costs than those incurred when an aircraft is redelivered at the end of a lease. These costs include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of an aircraft which could be significant, particularly if the lessee is contesting the proceedings or is in bankruptcy. Delays resulting from repossession proceedings also would increase the period of time during which an aircraft or other aviation asset does not generate lease revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in a condition suitable for re-lease or sale. We may also incur storage costs associated with any aircraft that we repossess and are unable to immediately place with another lessee. It may also be necessary to pay off liens, taxes and governmental charges on the aircraft or other aviation asset to obtain clear possession and to remarket the asset effectively.
We may also suffer other adverse consequences as a result of a lessee default and the related termination of the lease and the repossession of the related aircraft. It is likely that our rights upon a lessee default will vary significantly depending upon the jurisdiction of operation and the applicable law, including the need to obtain a court order for repossession of the aircraft and/or consents for deregistration or re-export of the aircraft. We anticipate that when a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or entitle the lessee or another third party to retain possession of the aircraft without paying lease rentals or performing all or some of the obligations under the relevant lease. In addition, certain of our lessees are owned in whole, or in part, by government-related entities, which could make it difficult to repossess our aircraft in that lessee’s domicile. Accordingly, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft.
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
Our lessees’ failure to fund their maintenance requirements on our aircraft could significantly harm our financial condition, results of operations and ability to pay dividends.
The standards of maintenance observed by our lessees and the condition of aircraft at the time of sale or lease may affect the market values and rental rates of our aircraft. Under each of our leases, the lessee is primarily responsible for maintaining the aircraft and complying with all governmental requirements applicable to the lessee and to the aircraft, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. A lessee’s failure to perform required maintenance during the term of a lease could result in a diminution in the value of an aircraft, an inability to re-lease the aircraft at favorable rates or at all, or a potential grounding of the aircraft.
Failures by a lessee to maintain an aircraft would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft to an acceptable condition prior to re-leasing or sale. Any failure to maintain our aircraft may materially adversely affect our financial results, asset values and growth prospects.

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
Some of our leases provide the lessees with early termination options.
As of December 31, 2010, three of our leases provide the lessees with early termination options. We also could enter into leases in the future that provide lessees with early termination options. If any lease is terminated early at a time when we could not re-lease the aircraft at rates at least as favorable to us as the terminated lease, our results of operations and ability to pay dividends could be adversely affected.

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

European concentration. Revenues from 18 lessees based in Europe accounted for 48% of our total revenues in 2010. Of the 18 lessees, six are based in Eastern Europe. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the development of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase aircraft operating costs.

Asian concentration. Revenues from six lessees based in Asia (including India) accounted for 20% of our total revenues in 2010, and lease rental revenues from two lessees based in India accounted for 11% of total revenues. There are significant obstacles to the Indian airline industry’s development, including poor aviation infrastructure, continuing losses from operations due to overcapacity and other factors, continuing government control and regulation over the industry. If this control and regulation persists or expands, the Indian airline industry likely would experience a significant decrease in growth or restrictions on future growth.

North American concentration. Revenues from four lessees based in North America accounted for 21% of our total revenues in 2010. During the past 15 years a number of North American passenger airlines filed Chapter 11 bankruptcy proceedings and several major U.S. airlines ceased operations altogether. High labor costs, high fuel costs, the strength of labor unions in collective bargaining negotiations, the war and prolonged conflict in Iraq and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines.

Mexico, South and Central American concentration. Revenues from two lessees based in Mexico, South and Central America accounted for 9% of our total revenues in 2010. While lessees throughout the world are affected by exchange rate fluctuations as a result of the mismatch of U.S. dollar exposure between their operating expenses and revenues, airlines in Mexico, South and Central America are particularly sensitive to this risk because of the history of currency devaluations in this region. Any strengthening of the U.S. dollar against the local currency could negatively impact the profitability of these airlines and their ability to meet their lease obligations to us. These risks are exacerbated by the potential for Mexico, South and Central American currencies to be devalued by governments as they have been periodically during the last four decades.

Middle East and Africa concentration. Revenues from two lessees based in the Middle East and Africa accounted for 2% of our total revenues in 2010. Although we currently have limited exposure to airlines based in the Middle East, continued and spreading civil unrest in the Middle East and other regions of the world may negatively impact airlines and airline travel.

The risks associated with the geographical concentration of our lessees may become exacerbated as our aircraft are re-leased to lessees or subleased to sublessees in other regions or as we acquire additional aircraft.
In addition to the geographic concentrations described above, we also have significant exposure to risks associated with conducting business in emerging markets. Emerging markets have less developed economies and infrastructure and are often more vulnerable to business and political disturbances, such as economic instability, significant fluctuations in interest rates and currency exchange rates, civil unrest, government instability, the nationalization or expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability may adversely affect our ownership interest in aircraft or the ability of lessees which operate in these markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries.
Further, demand for aircraft is dependent on passenger and cargo traffic, which in turn is dependent on general business and economic conditions. As a result, weak or negative economic growth in emerging markets may have an indirect effect on the value of the assets that we acquire if airlines and other potential lessees are adversely affected. For these and other reasons, our financial condition and results of operations may be negatively impacted by adverse economic and political developments in emerging market countries.

Risks Related to the Aviation Industry
A decline in the financial condition of the airline industry would adversely impact our ability to lease our aircraft and sustain our revenues.
The risks affecting our airline customers are generally beyond our control, but because these risks have a significant impact on our customers they affect us as well. Our ability to succeed depends on the financial strength of our customers and their ability to manage these risks. We may experience:
•	downward pressure on demand for our aircraft and reduced market lease rates and lease margins;
•
a higher incidence of lessee defaults, lease restructurings, repossessions and airline bankruptcies and restructurings, resulting in lower lease margins due to maintenance and legal and other costs associated with the repossession, as well as lost revenue for the time our aircraft are off lease and possibly lower lease rates from our new lessees; and

•	an inability to lease aircraft on commercially acceptable terms, resulting in lower lease margins due to such aircraft not earning revenue and resulting in storage, insurance and maintenance costs.
Airline reorganizations could impair our lessees’ ability to comply with their lease payment obligations to us.
In recent years, multiple airlines have sought to reorganize and seek protection from creditors under their local laws. Bankruptcies have led to the grounding of significant numbers of aircraft, rejections of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values. Additional reorganizations or liquidations by airlines under applicable bankruptcy or reorganization laws or further rejection or abandonment of aircraft by airlines in bankruptcy proceedings may depress aircraft values and aircraft lease rates. Additional grounded aircraft and lower market values would adversely affect our ability to sell certain of our aircraft or re-lease other aircraft at favorable rates.
High fuel prices can adversely affect the profitability of the airline industry and our lessees’ ability to meet their lease payment obligations to us.
Fuel costs represent a major expense to airlines, and fuel prices fluctuate widely depending primarily on international market conditions, geopolitical and environmental events, regulatory changes including those related to greenhouse gas emissions and currency exchange rates. Other events, such as decisions by the Organization of the Petroleum Exporting Countries regarding their members’ oil output, the increase in global demand from countries such as China and reports in 2008 that Russia’s oil production had peaked, have increased and may continue to increase the volatility of fuel prices. Fuel prices will continue to have a significant impact on airline profitability. Due to the competitive nature of the airline industry, airlines may not be able to pass on increases in fuel prices to their customers by increasing fares. If they pass on the higher costs, it may adversely affect demand for air travel, which would reduce revenues to our customers. In addition, airlines may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. Fuel prices have increased in 2010 and are continuing to increase in 2011. If fuel prices increase further, they are likely to cause our lessees to incur higher costs or experience reduced revenues. Consequently, these conditions may:
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
In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with current ICAO standards. These limits generally apply only to engines manufactured after 1999. Certain of the aircraft engines owned by us were manufactured after 1999. Because aircraft engines are replaced from time to time in the usual course, it is likely that the number of such engines may increase over time. Concerns over global warming could result in more stringent limitations on the operation of aircraft powered by older, non-compliant engines, as well as newer engines.
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
Compliance with current or future regulations, taxes or duties imposed to deal with environmental concerns could cause the lessees to incur higher costs and to generate lower net revenues, resulting in an adverse impact on their financial conditions. Consequently, such compliance may affect the lessees’ ability to make rental and other lease payments and reduce the value received for the aircraft upon any disposition, which could have an adverse effect on our financial position and results of operations.

Additional terrorist attacks or the fear of such attacks or civil unrest, even if not made directly on the airline industry, could negatively affect lessees and the airline industry.
As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were imposed on air travel. Costs for aircraft insurance and security measures have increased, passenger and cargo demand for air travel decreased, and operators have faced increased difficulties in acquiring war risk and other insurance at reasonable costs. The September 11, 2001 terrorist attacks resulted in substantial flight disruption costs caused by FAA-imposed temporary grounding of the U.S. airline industry’s fleet, significantly increased security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and significantly decreased traffic.
Additional terrorist attacks, even if not made directly on the airline industry, or the fear of or any precautions taken in anticipation of such attacks (including elevated national threat warnings or selective cancellation or reduction of flights), could materially adversely affect lessees and the airline industry. The wars in Iraq and Afghanistan and additional international hostilities, including heightened terrorist activity, could also have a material adverse impact on our lessees’ financial condition, liquidity and results of operations. Lessees’ financial resources might not be sufficient to absorb the adverse effects of any further terrorist attacks or other international hostilities involving the United States or U.S. interests, which could result in significant decreases in aircraft leasing transactions thereby materially adversely affecting our results of operations.
SARS, H1N1 and other epidemic diseases may hinder airline travel.
The outbreak of severe acute respiratory syndrome (“SARS”) materially adversely affected passenger demand for air travel in 2003. In addition, since 2003, there have been several outbreaks of avian influenza, or the bird flu, beginning in Asia and, eventually, spreading to certain parts of Africa and Europe. More recently, there was a global outbreak of the H1N1 virus, or the swine flu, which depressed travel due to fears of a global pandemic. Additional outbreaks of SARS, bird flu, swine flu or other pandemic diseases, or the fear of such events, could provoke responses, including government-imposed travel restrictions, which could negatively affect passenger demand for air travel and the financial condition of the aviation industry.
Natural disasters and other natural phenomena may disrupt air travel.
Air travel can be disrupted, sometimes severely, by the occurrence of natural disasters and other natural phenomena. For example, in April and May 2010, the spread of volcanic ash in Europe caused the closure of airports and flight cancellations throughout the affected area. The airline industry incurred substantial losses from the disruption.
We depend on aircraft and engine manufacturers’ success in remaining financially stable and producing aircraft.
The supply of commercial aircraft is dominated by a few airframe manufacturers, including Boeing, Airbus, Embraer, ATR and Bombardier, and a limited number of engine manufacturers, such as GE Aircraft Engines, Rolls-Royce plc, Pratt & Whitney, a division of United Technologies Corporation, IAE International Aero Engines AG and CFM International, Inc. As a result, we will be dependent on the success of these manufacturers in remaining financially stable, producing products and related components which meet the airlines’ demands, providing customer support and fulfilling any contractual obligations they may have to us.
Should the manufacturers fail to respond appropriately to changes in the market environment or fail to fulfill any contractual obligations they might have to us, we may experience:
•
missed or late delivery of aircraft and a potential inability to meet our contractual obligations owed to any of our then lessees, resulting in potential lost or delayed revenues, lower growth rates and strained customer relationships;

•
an inability to acquire aircraft and related components on terms which will allow us to lease those aircraft to airline customers at a profit, resulting in lower growth rates or a contraction in our aircraft fleet;

•	a market environment with too many aircraft available, potentially creating downward pressure on demand for the anticipated aircraft in our fleet and reduced market lease rates and sale prices; or
•
a reduction in our competitiveness due to deep discounting by the manufacturers, which may lead to reduced market lease rates and aircraft values and may affect our ability to remarket or sell some of the aircraft in our fleet at a profit or at all.

A new standard for lease accounting is expected to be announced in the future, but we are unable to predict the impact of such a standard at this time.
In August 2010 the Financial Accounting Standards Board (“FASB”) issued an Exposure Draft that proposes substantial changes to existing lease accounting, which will affect all lease arrangements. The FASB’s proposal requires that all leases be recorded on the statement of financial position of both the lessee and lessor.
Under the proposed accounting model, lessees will be required to record an asset representing the right-to-use the leased item for the lease term (the “Right-of-Use Asset”) and a liability to make lease payments. The Right-of-Use Asset and liability incorporate the rights, including renewal options, and obligations, including contingent payments and termination payments, arising under the lease and are based on the lessee’s assessment of expected payments to be made over the lease term. The proposed model requires measuring these amounts at the present value of the future expected payments.
Under the proposed accounting model, lessors will apply one of two approaches to each lease based on whether the lessor retains exposure to significant risks or benefits associated with the underlying asset, as defined. The performance obligation approach will be applied when the lessor has retained exposure to significant risks or benefits associated with the underlying lease, and the de-recognition approach will apply when the lessor does not retain significant risks or benefits associated with the underlying asset.
Under both the performance obligation and the de-recognition approaches, lessors will recognize an asset for their right to receive lease payments (a “Lease Receivable”). The Lease Receivable will be initially measured based on the present value of the lease payments expected to be received over the lease term. The expected lease payments include fixed and contingent rentals, residual value guarantees and lease termination penalties. The recognized lease term will be the longest possible lease term. Subsequently, the lessor will measure the Lease Receivable at amortized cost using the interest method. The lessor will recognize interest income over the lease term and the lease payments will reduce the Lease Receivable.
Under the performance obligation approach, the underlying leased asset is considered to remain the lessor’s economic resource, and the lessor is obligated to allow the lessee to use the underlying asset during the term of the lease. The lessor will initially recognize a Lease Receivable and a lease liability (a “Performance Obligation”) for its obligation to allow the lessee to use the leased asset. The Performance Obligation is initially the same amount as the measurement of the Lease Receivable. Under the performance obligation approach, income is recognized as the Performance Obligation is reduced in a systematic and rational manner based on the pattern of usage. No income is recognized at the beginning of a lease under this approach.
Under the de-recognition approach, some of the economic benefits associated with the leased asset are considered to transfer to the lessee in exchange for an unconditional right to receive lease payments. The lessor will recognize a Lease Receivable and de-recognize the portion of the underlying asset representing the economic benefits that were transferred to the lessee. Any remaining economic benefits not transferred to the lessee will be recognized by the lessor as a residual asset. Income or loss is recognized at the beginning of the lease under this approach.
We are unable to predict the effect the proposed change in lease accounting will have on leasing arrangements.
Risks Related to the Ownership of Our Shares
We have anti-takeover provisions in our bye-laws and in some of our agreements that may discourage a change of control.
Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These include:
•
provisions that permit us to require any competitor of BBAM LP that acquires beneficial ownership of more than 15% of our common shares either to tender for all of our remaining common shares for no less than their fair market value, or sell such number of common shares to us or to third parties as would reduce its beneficial ownership to less than 15%, in either case within 90 days of our request to so tender or sell;

•
provisions that reduce the vote of each common share held by a competitor of BBAM LP that beneficially owns 15% or more, but less than 50%, of our common shares to three-tenths of one vote per share on all matters upon which shareholders may vote;

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
In addition, provisions in our management agreement and certain other agreements could make it more difficult for a third party to acquire our company without the consent of our board of directors or BBAM. Upon a change of control, our management agreement requires us to pay a fee equal to 1.5% of the Company’s enterprise value to our manager. Upon the completion of a transaction that results in control by a competitor, we will lose all voting rights related to our investment in BBAM, and BBAM will be entitled to repurchase our interest at a price equal to our initial investment in BBAM. The repurchase price paid by BBAM may be less than the fair market value of our investment at that time.
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
We expect to be a “Passive Foreign Investment Company” under U.S. tax laws for the foreseeable future, As a result, U.S. Holders of our shares will be subject to different taxation rules with respect to an investment in our shares depending on whether they elect to treat us as a qualified electing fund, or a QEF, with respect to their investment in our shares. If a U.S. Holder makes a QEF election in the first taxable year in which the U.S. Holder owns our shares (and if we comply with certain reporting requirements, which we have done and intend to do), then such U.S. Holder will be required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain, subject to a separate voluntary election to defer payment of taxes, which deferral is subject to an interest charge. Shareholders that have made a QEF election with respect to our common shares will be required to include in gross income their pro rata share of our ordinary earnings and net capital gain, if any. Such inclusion is required even if the amount exceeds cash distributions, if any, made by us during the year. As a result of our purchase of our Notes in 2009, we generated significant ordinary earnings, and we may continue to generate ordinary earnings for U.S. federal income tax purposes, particularly if we continue to purchase outstanding Notes. (See ITEM 10. ADDITIONAL INFORMATION — Taxation — U.S. Federal Income Tax Considerations)
We may face increased tax costs.
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
In addition, any increase in Irish corporate tax rates could have an adverse impact on us. The recent economic instability in Ireland and the EU led bailout of Ireland have led to speculation that Ireland could be required to increase its corporate tax rate at some point in the future.
The tax rate applicable to us would be higher than we expect if we were considered not to be carrying on a trade in Ireland for the purposes of Irish law.
We are subject to Irish corporation tax on our net trading income at the rate of 12.5%. Under Irish tax law, non-trading income is taxed at the rate of 25% and capital gains are taxed at the rate of 20%. We believe that we carry on sufficient activity in Ireland, directly through our board of directors and indirectly through the services of our Manager, BBAM LP and our Servicer, so as to be treated as carrying on a trade in Ireland for the purposes of Irish tax law. If we or any of our Irish tax-resident subsidiaries were considered not to be carrying on a trade in Ireland, we or they may be subject to additional Irish tax liabilities. The application of a higher tax rate (25% instead of 12.5%) on taxable income could decrease cash available for distribution to our shareholders. In addition, we cannot assure you that the 12.5% tax rate applicable to trading income, the 20% tax rate applicable to capital gains or the 25% tax rate applicable to non-trading income will not be changed in the future.

ITEM 4.	INFORMATION ON THE COMPANY
We are Fly Leasing Limited, a Bermuda exempted company incorporated on May 3, 2007 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. At the Annual General Meeting held on June 29, 2010, the shareholders of the Company approved changing our name from Babcock & Brown Air Limited to Fly Leasing Limited. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Although we are organized under the laws of Bermuda, we are resident in Ireland for Irish tax purposes and thus are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. Our principal executive offices are located at West Pier, Dun Laoghaire, County Dublin, Ireland. Our telephone number at that address is +353-1-231-1900. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our web address is: www.flyleasing.com.

We are a global lessor of modern, fuel-efficient commercial jet aircraft. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. On October 2, 2007, we (1) completed our IPO and issued 18,695,650 ADSs, (2) issued 14,907,800 ADSs in a private placement, (3) issued $853.0 million of aircraft lease-backed notes as part of the Securitization, and (4) used the net proceeds of the IPO, the private placement and the Securitization to finance the acquisition of our Initial Portfolio of 47 commercial aircraft. We currently have four subsidiaries that own aircraft: B&B Air Funding, B&B Air Acquisition, Fly Holdings and Fly Holdings Two. B&B Air Funding and B&B Air Acquisition are organized under the laws of Bermuda and are tax resident in Ireland. We own 100% of B&B Air Funding’s Class A common stock. For purposes of the Securitization, a charitable trust holds the Class B common stock of B&B Air Funding, having limited voting rights and representing less that 0.001% of the economic interest in B&B Air Funding. B&B Air Funding holds interest in 41 of the 47 aircraft in our Initial Portfolio directly or through its wholly-owned subsidiaries. B&B Air Funding sold two aircraft from the Initial Portfolio in 2008 and four aircraft in 2010.
On November 7, 2007, our wholly owned subsidiary, B&B Air Acquisition, entered into the Aircraft Acquisition Facility which provided for up to $1.2 billion of financing for additional aircraft, including a $96.0 million equity tranche from Fly. The availability period under the facility expired on November 6, 2009. As of December 31, 2010, B&B Air Acquisition holds interest in 17 aircraft through its wholly-owned subsidiaries.
In 2010, Fly Holdings entered into sale-leaseback agreements with a lessee for the purchase of three new aircraft for an aggregate purchase price of approximately $122.4 million. In October 2010, Fly Holdings sold its right to purchase one of these aircraft to a third party prior to its delivery from the manufacturer. One aircraft was delivered in December 2010. The right to purchase the last aircraft was assigned to Fly Holdings Two and the aircraft was subsequently delivered in February 2011.
As of December 31, 2010, our portfolio consisted of 59 aircraft.
Our Relationship with BBAM
BBAM is a leading commercial jet aircraft servicer. BBAM and its affiliates assist us in acquiring, leasing and re-marketing aircraft, manage our day-to-day operations and affairs and act as Servicer for our portfolio of aircraft and related leases.
We engage BBAM and its affiliates as Manager of our company and Servicer for our aircraft portfolio under management and servicing agreements. Our Manager manages our company under the direction of its chief executive officer and chief financial officer, who are exclusively dedicated to our business and BBAM assists our Manager in acquiring and disposing of our aircraft, markets our aircraft for lease and re-lease, collects rents and other payments from the lessees of our aircraft, monitors maintenance, insurance and other obligations under our leases and enforces our rights against lessees. BBAM is among the largest aircraft leasing companies in the world, as measured by the number of owned and managed aircraft in its portfolio.
On April 29, 2010, the management team of BBAM, through Summit Aviation Partners LLC (“Summit”) purchased substantially all of the aviation assets of Babcock & Brown and its affiliates, including Babcock & Brown’s ownership interests in BBAM, the Manager and certain other companies that manage and service Fly and its aircraft portfolio (“Aviation Assets Purchase Transaction”).
On April 29, 2010, we purchased through our wholly-owned subsidiary, Fly-BBAM, a 15% interest in BBAM LP for $8.75 million. BBAM LP provides management and administrative services to Fly, including servicing of its aircraft portfolio. Summit owns the remaining 85% interest in BBAM LP. Also as part of the transaction, Summit acquired 1,000,000 Fly shares from Babcock & Brown. Fly has a right of first refusal on any sale of these shares by Summit until April 2015.
Pursuant to a Securities Purchase Agreement, on April 29, 2010 we repurchased 2,011,265 of our shares from Babcock & Brown at a price of $8.78 per share or $17.7 million. On this date, the closing price of Fly’s shares was $12.42 per share.
On April 29, 2010, we also adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The Company made an aggregate grant of 599,999 SARs and RSUs to certain employees of BBAM LP who provide services to the Company pursuant to certain management and servicing agreements.

In conjunction with the closing of the Aviation Assets Purchase Transaction, the indenture for the Notes was amended on April 29, 2010 to remove a servicer termination event which would have been triggered if Babcock & Brown ceased to own at least 50.1% of the voting equity or economic interest in BBAM. Servicer termination events now include the following:
•	Bankruptcy or insolvency of BBAM LP;
•	BBAM LP ceases to own, directly or indirectly, at least 50% of the Servicer;
•
Summit ceases to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million;

•	Steven Zissis ceases to be the President or Chief Executive Officer or equivalent position of BBAM LP at any time prior to April 29, 2015 for any reason other than death or disability; and
•
50% or more of the Servicer’s key finance and legal team or technical and marketing team cease to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

The Aircraft Acquisition Facility loan agreement was also amended on April 29, 2010 to remove default provisions that would have been triggered if Babcock & Brown ceased to hold at least 5% of the Company’s shares or 51% of the capital stock of BBAM. Pursuant to the amendment, default events now include (i) BBAM LP ceasing to own 51% of the Servicer or (ii) the Company ceasing to own at least 5% of BBAM LP.
In addition, the servicing agreement was amended to remove a servicer termination event linked to the failure to deliver certain financial statements of Babcock & Brown. Pursuant to the amendment, the Servicer must deliver financial statements of BBAM LP on a quarterly and annual basis to the lenders and to Fly.
On March 1, 2011, we made an additional grant of 600,001 SARs and RSUs under the 2010 Plan to certain employees of BBAM LP.
Our Aircraft Portfolio
As of December 31, 2010, our aircraft portfolio consisted of 59 commercial jet aircraft with 55 narrow-body passenger aircraft (including two freighters) and four wide-body passenger aircraft.
As of December 31, 2010, we had 32 Boeing aircraft and 27 Airbus aircraft in our fleet. The aircraft in our portfolio were manufactured between 1990 and 2010 and have a weighted average age of 8.1 years as of December 31, 2010. We estimate that the useful life of our aircraft is generally 25 years from the date of manufacture, except in the case of a converted freighter in which case remaining useful life is determined based on the date of conversion and can extend beyond 25 years.
The following table presents the aircraft in our portfolio as of December 31, 2010:

			Date of
Lessee Name	Aircraft Type	Airframe Type	Manufacture
1 Aeromexico	B737-700	Narrowbody	2005
2 Aeromexico	B737-700	Narrowbody	2005
3 Aigle Azur	A320-200	Narrowbody	1998
4 Chang’An Airlines	B737-800	Narrowbody	2006
5 Donavia	B737-500	Narrowbody	1992
6 Donavia	B737-500	Narrowbody	1992
7 Donbassaero	A320-200	Narrowbody	1997
8 Donbassaero	A320-200	Narrowbody	1997
9 easyJet	A319-100	Narrowbody	2007
10 Ethiopian Airlines	B757-200	Narrowbody	1997
11 Ethiopian Airlines	B757-200	Narrowbody	1998
12 flydubai	B737-800	Narrowbody	2010
13 Hainan Airlines	A319-100	Narrowbody	2006
14 Icelandair	B757-200	Narrowbody	2000
15 Icelandair	B757-200	Narrowbody	2000
16 Icelandair	B757-200SF (1)	Narrowbody	1990

			Date of
Lessee Name	Aircraft Type	Airframe Type	Manufacture
17 Jeju	B737-800	Narrowbody	1999
18 Kingfisher Airlines	A320-200	Narrowbody	2005
19 Kingfisher Airlines	A320-200	Narrowbody	2006
20 KLM	B777-200ER	Widebody	2004
21 LTU	A330-200	Widebody	2001
22 Norwegian Air	B737-800	Narrowbody	2001
23 Sky Airlines	B737-800	Narrowbody	2007
24 SpiceJet	B737-800	Narrowbody	2006
25 SpiceJet	B737-800	Narrowbody	2006
26 SpiceJet	B737-900ER	Narrowbody	2007
27 SpiceJet	B737-900ER	Narrowbody	2008
28 Sunwing Airlines	B737-800	Narrowbody	2006
29 Swiss	A320-200	Narrowbody	1995
30 Swiss	A320-200	Narrowbody	1995
31 Thomas Cook	B757-200 (2)	Narrowbody	1999
32 Thomas Cook	B757-200 (2)	Narrowbody	1999
33 Thomson Airways	B757-200	Narrowbody	1999
34 Thomson Airways	B757-200	Narrowbody	1999
35 Tiger Airways	A320-200	Narrowbody	2006
36 Titan Airways	B737-300QC (1)	Narrowbody	1991
37 Transavia Airlines	B737-700	Narrowbody	2001
38 Travel Service Airlines	B737-800	Narrowbody	1999
39 TUI	B767-300ER	Widebody	1997
40 United Air Lines	B747-400	Widebody	1993
41 US Airways	A319-100	Narrowbody	2000
42 US Airways	A319-100	Narrowbody	2000
43 US Airways	A319-100	Narrowbody	2000
44 US Airways	A319-100	Narrowbody	2000
45 Virgin America	A320-200	Narrowbody	2006
46 Virgin America	A320-200	Narrowbody	2006
47 Virgin America	A320-200	Narrowbody	2007
48 Virgin America	A319-100	Narrowbody	2008
49 Volaris Airlines	A319-100	Narrowbody	1999
50 Volaris Airlines	A319-100	Narrowbody	2000
51 Volaris Airlines	A319-100	Narrowbody	2007
52 Vueling Airlines	A320-200	Narrowbody	2007
53 Vueling Airlines	A320-200	Narrowbody	2007
54 White Airways	A320-200	Narrowbody	1995
55 Yakutia	B757-200	Narrowbody	1996
56 Yakutia	B757-200	Narrowbody	1998
57 Yes Airways	A320-200 (3)	Narrowbody	1995
58 Yes Airways	A320-200 (3)	Narrowbody	1995
59 Off-lease	B737-800 (4)	Narrowbody	2000

(1)	Freighter.

(2)	Delivery of these aircraft occurred in January 2011.

(3)	Aircraft are committed and expected to be delivered in the first half of 2011.

(4)	We delivered this aircraft to Aeromexico in March 2011.

The following table summarizes the composition of our portfolio by manufacturer and aircraft type as of December 31, 2010:

		Number of
Aircraft Manufacturer	Aircraft Type	Aircraft
Airbus	A319-100	10
	A320-200	16
	A330-200	1

	Total	27

Boeing	B737-300QC	1
	B737-500	2
	B737-700	3
	B737-800	10
	B737-900ER	2
	B747-400	1
	B757-200	10
	B757-200SF	1
	B767-300ER	1
	B777-200ER	1

	Total	32

Total		59

Approximately 72.1% of the aircraft in our portfolio based on net book values as of December 31, 2010 are members of the narrow-body Airbus 320 family and next generation Boeing 737 aircraft families, both of which enjoy higher worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are based on more routes around the world than any other airframe and thus have the largest installed base. As a result, we believe they are easier and more cost-efficient to lease and market than wide-body jets or other specialized types of aircraft.
The following table presents the composition of our portfolio based on airframe type:

Number of
Airframe Type	Aircraft
Narrow-body(1)	55
Wide-body	4

Total	59

(1)	Includes two freighters.
Our Markets
Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. The following table presents the distribution of our operating lease revenue by geographic region:

	Year ended December 31,
	2010		2009		2008

Europe, Middle East and Africa:
Germany	$15,284	7%	$17,174	8%	$16,353	7%
The Netherlands	16,367	8%	16,331	8%	13,990	6%
Russia	12,719	6%	10,034	5%	3,748	2%
Spain	8,213	4%	8,213	4%	7,630	4%
United Kingdom	9,255	4%	9,624	5%	17,388	8%
Switzerland	6,199	3%	8,423	4%	13,296	6%
Other	41,232	18%	34,405	15%	30,789	14%

Europe, Middle East and Africa — Total	109,269	50%	104,204	49%	103,194	47%

Asia Pacific:
India	24,430	11%	27,451	13%	26,604	12%
China	15,636	7%	16,391	8%	17,491	8%

	Year ended December 31,
	2010		2009		2008
Other	4,882	2%	3,017	1%	3,553	2%

Asia Pacific — Total	44,948	20%	46,859	22%	47,648	22%

North America:
United States	41,725	19%	39,600	19%	39,180	18%
Other	4,932	2%	5,009	2%	5,007	2%

North America — Total	46,657	21%	44,609	21%	44,187	20%

Mexico, South and Central America:
Mexico	18,781	9%	18,292	8%	19,802	9%
Other	—	—	—	—	4,109	2%

Mexico, South and Central America — Total	18,781	9%	18,292	8%	23,911	11%

Total Operating Lease Revenue	$219,655	100%	$213,964	100%	$218,940	100%

Our Leases
Lease Terms
All of our aircraft are subject to leases under which lessees are responsible for most operational and insurance costs, and 50 of the 58 leases in our portfolio are subject to fixed rental rates. Our portfolio is diversified across 34 different airlines in 23 countries, in both developed and emerging markets. Our leases are scheduled to expire between 2011 and 2018 and have a weighted average remaining lease term of 4.6 years as of December 31, 2010. As of December 31, 2010, we had 58 aircraft on lease to 34 lessees. We had four aircraft subject to leases at December 31, 2010 of which two of the aircraft were delivered to the new lessee in January 2011. The remaining two aircraft are anticipated to be delivered to the new lessee during the first half of 2011. One aircraft that was off-lease at December 31, 2010 was delivered to a new lessee in March 2011.
The following table presents the scheduled lease maturity of the aircraft in our portfolio as of December 31, 2010:

	Airframe Type
Year of Scheduled Lease Expiration	Narrow(1)(2)	Wide	Total
2011	1	—	1
2012	5	1	6
2013	6	1	7
2014	5	—	5
2015	12	1	13
2016 (2)	14	1	15
2017	6	—	6
2018	5	—	5

Total	54	4	58

(1)	Includes one freighter each in 2014 and 2015.

(2)	Includes four committed lease agreements executed as of December 31, 2010.
Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees have early termination or lease extension options.
We receive substantially all of our revenue and pay substantially all of our expenses in U.S. dollars. In 2008, we entered into a lease agreement pursuant to which we receive part of the lease payments in euros. We have engaged in a foreign currency hedging transaction related to this lease. Most lease rentals are payable monthly in advance, but some lease rentals are payable in arrears or quarterly. Of our leases, 50 have fixed rental rates and eight have floating rental rates based on six-month LIBOR. In addition, because most of our debt bears floating rates of interest, we manage interest rate risk by entering into interest rate swaps pursuant to which we make fixed-rate interest payments on the swap and receive floating-rate payments on our leases. All leases are on a “net” basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance premiums.

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
Security Deposits and Letters of Credit. The majority of our leases provide for cash security deposits and/or letters of credit which may be drawn down in the event that a lessee defaults under any of these leases. These security deposits and/or letters of credit may mitigate losses we may incur while attempting to re-lease the aircraft. Under certain circumstances, the lessee may be required to obtain guarantees or other financial support from an acceptable financial institution or other third parties.
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
General. Each aircraft generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or “wet lease’’ arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. As of December 31, 2010, our lessees have informed us of the following subleases:

Lessee	Sublessee
Icelandair	Air Niugini
White Airways	White Transportes Aereos Ltda.
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

Some foreign countries have currency and exchange laws regulating the international transfer of currencies. When necessary, we will require as a condition to any foreign transaction, that the lessee or purchaser in a foreign country obtain the necessary approvals of the appropriate government agency, finance ministry or central bank for the remittance of all funds contractually owed in U.S. dollars. We attempt to minimize our currency and exchange risks by negotiating most of our aircraft leases and all of our sales transactions in U.S. dollars. The terms of the Securitization permit B&B Air Funding to have up to 5% of its leases denominated in euros. In 2008, we entered into a lease agreement pursuant to which we received part of the lease payments in euros. We have entered into a foreign currency hedging transaction related to this lease. As a result, all of our revenues were received in U.S. dollars, and we paid substantially all of our expenses in U.S. dollars.
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
Aircraft Repossessions. On a lease default, we may seek to terminate the lease and gain possession of the aircraft for remarketing. Although the majority of repossessions are accomplished through negotiation, if we cannot obtain the lessee’s cooperation we would have to take legal action in the appropriate jurisdiction. This legal process could delay the ultimate return of the aircraft. In addition, in connection with the repossession of an aircraft, we may be required to pay outstanding mechanics, airport, navigation and other liens on the repossessed aircraft. These charges could relate to other aircraft that we do not own but were operated by the lessee. In contested repossessions, we likely would incur substantial additional costs for maintenance, refurbishment and remarketing of the aircraft.
Lease Management and Remarketing
We outsource our lease management and aircraft remarketing activities to BBAM. Pursuant to our servicing agreements with BBAM, BBAM provides us with most services related to leasing our fleet, including marketing aircraft for lease and re-lease or sale, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees. In 2011, we have one lease scheduled to expire. We may have additional remarketings in 2011 if any leases are terminated prior to their scheduled expiry dates.
From time to time, we may decide to dispose of our leased aircraft at or before the expiration of their leases. In 2008, we sold two aircraft from our Initial Portfolio to an unrelated third-party. In 2010, we sold an additional four aircraft from our Initial Portfolio to unrelated third-parties.
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

The Servicer will obtain certificates of insurance from the lessees’ insurance brokers to evidence the existence of such insurance. These certificates of insurance generally include, in addition to the information above, (i) a breach of warranty endorsement so that, subject to certain standard exceptions, our interests are not prejudiced by any act or omission of the lessee, (ii) confirmation that the liability insurance is primary and not contributory, (iii) agreement that insurers waive rights of subrogation against us and (iv) in respect to all policies, a 30-day notice of cancellation or material change but war and allied perils insurance policies customarily provide seven days advance written notice for cancellation and may be subject to lesser notice under certain market conditions.
The insurance market imposes a sub limit on each operator’s primary liability policy applicable to third-party war risk liability, this limit customarily does not exceed $150 million upon which additional excess third party war liability coverage is then obtained in the London insurance market. U.S., Canadian and certain other non-European Community-based airlines have government war-risk insurance programs available in which they currently participate.
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
Properties
We have no physical facilities. Our executive offices are located on our Manager’s premises in Dublin, Ireland.

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
Overview
Fly Leasing Limited is a global lessor of modern, fuel-efficient commercial jet aircraft. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. We currently have a portfolio of 59 aircraft.
Although we are organized under the laws of Bermuda, we are resident in Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. On October 2, 2007, we completed our IPO and Private Placement and through our subsidiary, B&B Air Funding, completed the issuance of $853.0 million in Notes at an offering price of 99.71282%, or $850.6 million. Using a portion of the net proceeds from the IPO, the Private Placement and Notes issuance, we acquired our Initial Portfolio of 47 commercial jet aircraft.
On November 7, 2007, our subsidiary, B&B Air Acquisition, entered into an Aircraft Acquisition Facility that provided for up to $1.2 billion of financing for additional aircraft including a $96.0 million equity tranche from Fly. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and substantially all available cash flow from aircraft held by B&B Air Acquisition is applied to the repayment of outstanding principal.
On April 29, 2010, the management of BBAM, through Summit, completed the Aviation Assets Purchase Transaction whereby Summit purchased substantially all of the aviation assets of Babcock & Brown and its affiliates, including its ownership interests in our Manager and certain other companies that manage and service Fly and our aircraft portfolio. In connection with the transaction, the Company, through a wholly-owned subsidiary, Fly-BBAM, purchased a 15% interest in BBAM LP, a newly formed privately held aircraft leasing and management business. BBAM provides management and administrative services to us and also services our aircraft portfolio. The remaining 85% interest in BBAM LP is owned by Summit. Also as part of the transaction, Summit acquired 1,000,000 Fly shares from Babcock & Brown. Fly has a right of first refusal on any sale of these shares by Summit until April 2015.
Pursuant to a Securities Purchase Agreement, on April 29, 2010 we repurchased 2,011,265 of our shares from Babcock & Brown at a price of $8.78 per share or $17.7 million. On this date, the closing price of Fly’s shares was $12.42 per share.
On April 29, 2010, the loan indenture for our Notes was amended to remove a servicer termination event which would have been triggered when Babcock & Brown ceased to own at least 50.1% of the voting equity or economic interest in BBAM. We also amended the loan agreement covering our Aircraft Acquisition Facility to remove default provisions that would have been triggered if Babcock & Brown ceased to hold at least 5% of Fly’s outstanding shares or 51% of the capital stock of BBAM. In addition, we amended the servicing agreement to remove a servicer termination event linked to the failure to deliver certain financial statements of Babcock & Brown.
In conjunction with the Aviation Assets Purchase Transaction, the management agreement with the Manager was amended on April 29, 2010. The initial term of the new management agreement is for five years, with five-year automatic renewals. The new agreement also provides for an early termination fee payable by Fly, which declines upon each renewal, during the first three five-year terms. In addition, the amended management agreement no longer contains an incentive fee to the Manager linked to dividend growth. Instead, we have adopted an equity compensation plan to incentivize key employees of the Manager as described below.
On April 29, 2010, we also adopted the 2010 Plan and reserved 1,500,000 shares for issuance under the plan. We made an aggregate grant of 599,999 SARs and RSUs in 2010 to certain employees of BBAM who provide services to us pursuant to management and servicing agreements. On March 1, 2011, we made an additional grant of 600,001 SARs and RSUs under the 2010 Plan to certain employees of BBAM LP.
On July 30, 2010, we repurchased the remaining 1,411,264 shares held by Babcock & Brown in connection with our share repurchase program. The shares were repurchased at a price of $10.50 per share or $14.8 million pursuant to a Securities Repurchase Agreement. On July 30, 2010, Fly’s closing price was $11.70 per share.
For the year ended December 31, 2010, we had net income of $52.7 million, or diluted earnings per share of $1.86. Net cash flows provided by operating activities for the year ended December 31, 2010 totaled $115.2 million. Net cash flow provided by investing activities was $47.4 million and net cash used in financing activities was $94.4 million for the year ended December 31, 2010. We paid $22.5 million in dividends in 2010.

Net income for the year ended December 31, 2010 included a gain on sale of aircraft to unrelated third parties totaling $13.4 million. For the year ended December 31, 2010, the Company included maintenance payment liabilities retained at the end of lease and aircraft redelivery income in operating lease revenue totaling $21.4 million. Our equity earnings from BBAM LP for 2010 totaled $2.9 million.
On August 2, 2010, one of our lessees, Mexicana, sought protection from its creditors with bankruptcy filings. We had one aircraft on lease with Mexicana and terminated the lease on August 9, 2010. We entered into a court approved settlement agreement with Mexicana on October 12, 2010 and repossessed this aircraft. In connection with the termination of the lease, we recognized end of lease income of $2.9 million. Also in 2010, we wrote off receivables of $0.3 million and recorded $0.7 million of maintenance and repossession related expenses. We expect to incur substantial additional charges to prepare this aircraft for re-lease.
On October 29, 2010, we entered into a lease termination agreement with Moscow Airlines. We had one aircraft on lease with the lessee and took repossession of the aircraft on December 21, 2010. We recognized end of lease income of $2.0 million from the lease termination. The aircraft is now subject to lease and has been delivered to the new lessee in March 2011.
Market Conditions
The year 2009 and early 2010 was a difficult period for marketing aircraft. Beginning in mid-2010 and thereafter, we continue to see a general improvement in the financial condition of the airline industry worldwide driven by increasing airline profitability and worldwide economic expansion. This recovery has resulted in increased demand from our airline customers, as well as increases in lease rates for newer aircraft. In 2010, we made arrangements to lease all of our aircraft that were in transition. Despite this overall industry improvement, certain of our lessees continue to struggle financially and have been unable to make lease rental and other payments on a timely basis.
Critical Accounting Policies and Estimates
Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. The following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application.
Investment in BBAM LP
Fly has a 15% interest in BBAM LP. Fly does not have voting control or otherwise control BBAM LP. Fly accounts for its interest using the equity method under which its investment is initially recorded at cost. The carrying amount of Fly’s investment is affected by its share of BBAM LP’s income and losses, and distributions of dividends and capital. Fly amortizes against its equity earnings from BBAM LP, the difference between the cost of its initial investment and its share of the underlying equity in the net assets of BBAM LP.
Fly periodically reviews the carrying amount of its investment in BBAM LP, or whenever events or changes in circumstances indicate that a decline in value may have occurred. If the investment is determined to be impaired on an other-than-temporary basis, a loss equal to the difference between the fair value of the investment and its carrying value is recorded in the period of identification.

Flight Equipment Held for Operating Leases
Flight equipment held for operating lease are recorded at cost and depreciated to estimated residual values on a straight-line basis over their estimated remaining useful lives. Aircraft transferred from Fly’s predecessor, JET-i Leasing LLC (“JET-i”) in conjunction with the Offerings were recorded by Fly at the predecessor’s net book value as of the delivery date. Useful life is generally 25 years from the date of manufacture, except in the case of a converted freighter whose remaining useful life is determined based on the date of conversion. In such a case, the total useful life of the aircraft may extend beyond 25 years from the date of manufacture. Residual values are generally estimated to be 15% of original manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:
•	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.
•	Flight equipment which is out of production and may have a shorter useful life or lower residual value due to obsolescence.
Estimated residual values and useful lives of flight equipment are reviewed and adjusted, if appropriate, at each reporting period
Major improvements to be performed by Fly pursuant to the lease agreement are accounted for as lease incentives and are amortized against revenue over the term of the lease, assuming no lease renewals. Lessee specific modifications to the aircraft are capitalized and also amortized against revenue over the term of the lease. Generally, lessees are required to provide for repairs, scheduled maintenance and overhauls during the lease term and to be compliant with return conditions of flight equipment at lease termination.
Major improvements and modifications incurred for an aircraft that is off-lease are capitalized and depreciated over the remaining life of the flight equipment. In addition, costs paid by us for scheduled maintenance and overhauls are also capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.
At the time of an aircraft acquisition, Fly evaluates whether the lease acquired with the aircraft is at fair market value by comparing the contractual lease rates to the range of current lease rates of like aircraft. A lease premium is recognized when it is determined that the acquired lease’s terms are above market value; lease discounts are recognized when it is determined that the acquired lease’s terms are below fair market value. Lease discounts are capitalized into other liabilities and amortized as additional rental revenue on a straight-line basis over the lease term. Lease premiums are capitalized into other assets and deducted from rental revenue on a straight-line basis over the lease term.
Impairment of Flight Equipment
Fly evaluates flight equipment for impairment at least annually and when circumstances indicate that the carrying amounts of such assets may not be recoverable. Our evaluation of impairment indicators include, but are not limited to, recent transactions for similar aircraft, adverse changes in market conditions for specific aircraft types, third party appraisals of specific aircraft, published values for similar aircraft, any occurrences of adverse changes in the aviation industry and the overall market conditions that could impact the fair value of our aircraft. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, we will assess whether the carrying values of the flight equipment exceed the fair values and an impairment loss is required. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under current market conditions and assume adequate time for a sale between a willing and able buyer and a willing seller. Expected future lease rates are based on all relevant information available, including the existing lease, current contracted rates for similar aircraft, appraisal data and industry trends. Residual value assumptions generally reflect an aircraft’s salvage value, except where more recent industry information indicates a different value is appropriate.
The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs.
Derivative Financial Instruments
Fly uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks. Derivatives are accounted for in accordance with applicable FASB guidelines. All derivatives are recognized on the balance sheet at their fair values. Pursuant to hedge accounting provisions, changes in the fair value of the item being hedged can be recognized into earnings in the same period and in the same income statement line as the change in the fair value of the derivative instrument. On the date that Fly enters into a derivative contract, Fly formally documents all relationships between the hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction.
Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income (loss), net of tax, until earnings are affected by the variability of cash flows of the hedged item.

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
Security Deposits
In the normal course of leasing aircraft to third parties under its lease agreements, Fly receives cash or letters of credit as security for certain contractual obligations. At December 31, 2010 and 2009, security deposits represent cash received from the lessee that is held on deposit until termination of the lease. Security deposits are taken into income or applied to maintenance reserves, as appropriate, when the lessee fails to perform under their lease.
Maintenance Payment Liability
Fly’s flight equipment is typically subject to triple-net leases under which the lessee is responsible for maintenance, insurance and taxes. Fly’s operating leases also obligate the lessees to comply with all governmental requirements applicable to the flight equipment, including without limitation, operational, maintenance, registration requirements and airworthiness directives.
Under the terms of the lease agreements, cash collected from lessees for future maintenance of the aircraft is recorded as maintenance payment liabilities. Fly does not recognize such maintenance payments as revenue during the lease. Maintenance payment liabilities are attributable to specific aircraft and are typically based on hours or cycles of utilization, depending upon the component. Upon occurrence of qualified maintenance events, the lessee submits a request for reimbursement and upon disbursement of the funds, the liability is relieved.
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
Fly may also incur maintenance expenses on off-lease aircraft. Scheduled major maintenance or overhaul activities and costs for certain high-value components that are paid by Fly are capitalized and depreciated over the period until the next overhaul is required. Amounts paid by Fly for minor maintenance, repairs and re-leasing of aircraft are expensed as incurred.
Maintenance payment liability balances at the end of a lease or any amount received as part of a redelivery adjustment are recorded as lease revenue at lease termination, including early termination upon a default. When flight equipment is sold, the maintenance payment liability amounts may be remitted to the buyer in accordance with the terms of the related agreements and are released from the balance sheet as part of the disposition gain or loss.
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

Share-Based Compensation
Fly has reserved 1,500,000 shares for issuance under the 2010 Plan. In 2010, Fly made an initial grant aggregating 599,999 SARs and RSUs to certain employees of BBAM LP who provide services to the Company pursuant to certain management and servicing agreements. On March 1, 2011, Fly made an additional grant of 600,001 SARs and RSUs. In accordance with GAAP, compensation expense associated with grants to employees are valued at the grant date and amortized on a straight-line over the service period. Grants to non-employees are initially measured at grant date, and then re-measured at each interim reporting period until the awards are vested. Determining the appropriate fair value model and calculation of the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeitures and expected grant life.
Taxes
Fly provides for income taxes by tax jurisdiction. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statements and tax basis of existing assets and liabilities at the enacted tax rates expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amount which management ultimately expects to be more-likely-than-not realized.
Fly applies a recognition threshold of more-likely-than-not to be sustained in the examination of tax uncertainty in income taxes. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FASB also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes.
New Accounting Pronouncements
In accordance with a FASB pronouncement, commencing March 31, 2010 we have performed, as applicable, ongoing analysis and reassessment to determine whether we hold any variable interest or interests that would give us a controlling financial interest in a variable interest entity. The pronouncement identified the characteristics of the primary beneficiary of a variable interest entity and amended the guidance for determining whether an entity is a variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance.
On January 21, 2010, the FASB issued an accounting standard update that requires an entity to provide additional disclosure regarding fair value measurements: (i) the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, (ii) the reasons for any transfers in or out of Level 3 and (iii) information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis (“Level 3 Reconciliation Information”). In addition to these new disclosure requirements, certain existing required disclosure requirements were also clarified. Except for the Level 3 Reconciliation Information requirement, the accounting standard update is effective for interim and annual reporting periods beginning in 2010.
Operating Results
Management’s discussion and analysis of operating results presented below pertain to the consolidated statement of operations of Fly for the years ended December 31, 2010, 2009 and 2008.
Consolidated Statements of Income of Fly for the years ended December 31, 2010 and 2009

	Year ended December 31,		Increase/
	2010	2009	Decrease
Revenues
Operating lease revenue	$219,655	$213,964	$5,691
Equity earnings from BBAM LP	2,901	—	2,901
Gain on sale of aircraft	13,449	—	13,449
Gain on purchase of notes payable	—	82,666	(82,666)
Gain on sale of option to purchase notes payable	12,501	—	12,501
Lease termination settlement	2,298	8,307	(6,009)
Interest and other income	2,861	2,598	263

Total revenues	253,665	307,535	(53,870)

	Year ended December 31,		Increase/
	2010	2009	Decrease
Expenses
Depreciation	84,032	83,650	382
Interest expense	75,748	80,925	(5,177)
Selling, general and administrative	25,413	21,094	4,319
Debt purchase option amortization	947	6,053	(5,106)
Maintenance and other costs	4,651	2,353	2,298

Total expenses	190,791	194,075	(3,284)

Net income before provision for income taxes	62,874	113,460	(50,586)
Income tax provision	10,207	24,367	(14,160)

Net income	$52,667	$89,093	$(36,426)

As of December 31, 2010 and 2009, we had 59 and 62 aircraft in our portfolio, respectively. As of December 31, 2010, we had 58 aircraft on lease to 34 lessees. We had four aircraft subject to leases at December 31, 2010 of which two aircraft were delivered to the new lessee in January 2011. The remaining two aircraft are anticipated to be delivered to the new lessee during the first half of 2011. One aircraft that was off- lease at December 31, 2010 has been delivered to a new lessee in March 2011. At December 31, 2009, all of our aircraft were on lease to 36 lessees. We purchased one aircraft and sold four aircraft in 2010.
Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the year ended December 31, 2010, operating lease revenue totaled $219.7 million, an increase of $5.7 million compared to the year ended December 31, 2009. The increase was primarily due to (i) recognition of end of lease redelivery adjustments and maintenance payment liabilities retained totaling $21.4 million in the year ended December 31, 2010 with no corresponding revenue recognized in the year ended December 31, 2009 and (ii) aircraft that were previously off-lease that have been re-marketed resulting in an incremental increase of $3.0 million. The increases were partially offset by: (i) lower revenue resulting from extensions, restructurings and aircraft off-lease of $13.0 million, (ii) increase in amortization of net lease discount and lease incentive of $2.9 million and (iii) decrease of $2.8 million from aircraft sold in 2010.
Amortization of lease incentives recorded as reduction of operating lease revenue totaled $5.1 million and $4.3 million for the year ended December 31, 2010 and 2009, respectively.
On April 29, 2010, we commenced recording equity earnings from our 15% interest in BBAM LP. For the year ended December 31, 2010, we recorded equity earnings of $2.9 million.
In the year ended December 31, 2010, the Company sold four aircraft for an aggregate gain on sale of $13.4 million. There were no sales of aircraft in 2009.
In 2009, we purchased through a wholly-owned subsidiary, a total of $169.4 million principal amount of Notes, including $50.0 million principal amount which was purchased pursuant to an option agreement (see below). The total purchase price was $83.0 million, including associated expenses. In connection with the Note purchases, we expensed loan issuance costs and an unamortized discount associated with the original issuance of the Notes totaling $3.8 million. We recognized a pre-tax gain on purchase of Notes of $82.7 million. The purchased Notes remain outstanding.
During the year ended December 31, 2010, we sold to an unrelated third party our remaining option to purchase up to $50.0 million principal amount of Notes for 48% of the principal amount and received $12.5 million as consideration.
In connection with the early termination of four leases in a prior period, we reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, we received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million to be paid in monthly installments through 2012 with interest at 8.0% per annum. Payments of $2.3 million and $8.3 million were received during the years ended December 31, 2010 and 2009, respectively. Due to collectability concerns, future payments will only be recognized as cash is received.
Interest and other income totaled $2.9 and $2.6 for the years ended December 31, 2010 and 2009, respectively. Included in 2010 is net fee income of $1.2 million which Fly received when it sold its position in one of its aircraft to an unrelated party.
Depreciation expense during the year ended December 31, 2010 was $84.0 million, compared to $83.7 million for the year ended December 31, 2009.
Compared to the year ended December 31, 2009, interest expense decreased by $5.2 million in the year ended December 31, 2010 to $75.7 million. The decrease was primarily due to the repayment of debt and a reduction in the notional amounts of the associated hedges.

Selling, general and administrative (“SG&A”) expenses were $25.4 million and $21.1 million for the years ended December 31, 2010 and 2009, respectively. The increase of $4.3 million was primarily due to recognition of share-based compensation expense totaling $3.7 million related to the SARs and RSUs issued under our 2010 Plan. In addition to the non-cash share-based compensation, SG&A expense for the year ending December 31, 2010 includes $2.2 million of expense associated with amendments to management and servicing agreements and the Aircraft Acquisition Facility, all related to our separation from Babcock & Brown. These professional fees were fully reimbursed by Babcock & Brown. This reimbursement was treated as a capital contribution in our financial statements.
During 2009, we entered into agreements, through a subsidiary, to purchase up to $100.0 million principal amount of the Notes from an unrelated third party. In connection with the agreements, we paid fees totaling $7.0 million which were amortized over the option terms. For the year ended December 31, 2009, we amortized $6.1 million of these fees. As of December 31, 2010, the fees paid for the options have been fully amortized.
During the year ended December 31, 2010 and 2009, maintenance and other leasing costs totaled $4.7 million and $2.3 million, respectively. The increase consisted primarily of aircraft expenses related to the aircraft previously on lease to Mexicana, which filed for bankruptcy protection in 2010.
Our provision for income taxes of $10.2 million and $24.4 million during the years ended December 31, 2010 and 2009, respectively. The resulting effective tax rate for the years ended December 31, 2010 and 2009 was 16.2% and 21.5%, respectively. In 2010, Fly recorded U.S. federal and state taxes on its share of U.S. sourced taxable income resulting from its investment in BBAM LP. In 2009, we recognized a deferred tax provision using the non-trading income tax rate on the gains associated with the Note purchases. We are tax-resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income.
Our consolidated net income was $52.7 million and $89.1 million for the years ended December 31, 2010 and 2009, respectively, a decrease of $36.4 million.
Consolidated Statements of Income of Fly for the years ended December 31, 2009 and 2008

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

Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the year ended December 31, 2009, operating lease revenue totaled $214.0 million, a decrease of $5.0 million compared to the year ended December 31, 2008. The decrease was due to (i) recognition of end of lease redelivery and maintenance payment liability relived at lease termination totaling $11.7 million in 2008 with no corresponding revenue recognized in 2009; (ii) a decrease in operating lease revenue from aircraft sold in 2008 of $4.4 million; (iii) a decrease of $3.7 million in rents on floating-rate leases due to decreases in LIBOR; (iv) an increase in lease incentives amortized as a reduction in operating lease revenue amounting to $2.0 million; (v) reductions in lease rates due to lease restructurings totaling $3.0 million; (vi) lower revenue recognition from a lessee that was placed on non-accrual status of $2.1 million and (vii) other miscellaneous adjustments totaling $1.7 million. These decreases were partially offset by: (i) a full year of operating lease revenues recognized in 2009 on aircraft purchased in 2008 resulting in an incremental increase of $16.3 million and (ii) revenue from aircraft re-marketed in 2008 and 2009 resulting in an incremental increase of $7.3 million.
Net lease discount amortized into lease revenue during the year ended December 31, 2009 and 2008 totaled $2.0 million and $2.5 million, respectively.
In 2008, we sold two aircraft to an unrelated third-party and recognized a total gain on sale of $11.4 million.
We purchased in 2009 through a wholly-owned subsidiary, a total of $169.4 million principal amount of Notes, including $50.0 million principal amount which was purchased pursuant to an option agreement. The total purchase price was $83.0 million, including associated expenses. In connection with the Note purchases, we expensed loan issuance costs and an unamortized discount associated with the original issuance of the Notes totaling $3.8 million. We recognized a pre-tax gain on purchase of Notes of $82.7 million. The purchased Notes remain outstanding.
In connection with the early termination of four leases in a prior period, we reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, we received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million to be paid in monthly installments over three years with interest at 8.0% per annum. Payments totaling approximately $8.3 million were received in 2009. Future payments will only be recognized as cash is received.
During the years ended December 31, 2009 and 2008, we recorded interest and other income of $2.6 million and $3.3 million, respectively, a decrease of $0.7 million. This decrease is due to lower interest earned on our cash balances as a result of lower interest rates in 2009.
We depreciate our flight equipment under operating leases on a straight-line basis over its remaining estimated useful life to estimated salvage value. Depreciation expense during 2009 was $83.7 million, compared to $74.2 million for 2008. The increase of $9.5 million was primarily due to: (i) full year’s depreciation on aircraft purchased in 2008 resulting in additional depreciation of $5.5 million, (ii) adjustments to salvage value of certain aircraft resulting in additional depreciation of $2.5 million, (iii) depreciation on major maintenance capitalized totaling $1.7 million and (iv) depreciation on aircraft previously on direct finance lease of $1.4 million. These increases were partially offset by depreciation expense on aircraft sold during 2008 totaling $1.6 million.
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
Selling, general and administrative expenses remained constant totaling $21.1 million and $21.0 million for the years ended December 31, 2009 and 2008, respectively.
In connection with the agreements we entered into to purchase $100.0 million of principal amount of the Notes from an unrelated third party, we paid fees totaling $7.0 million which are being amortized over the option terms. For the year ended December 31, 2009, we amortized $6.1 million of these fees.
During the year ended December 31, 2009, maintenance and other leasing costs decreased by $2.0 million to $2.3 million from $4.3 million in the prior year. The decrease is primarily due to re-leasing and repossession costs incurred during the year ended December 31, 2008.

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
Liquidity and Capital Resources
Our sole source of operating cash flows is from distributions made to us by our subsidiaries. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing their debt financing. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and substantially all available cash flow from aircraft held by B&B Air Acquisition was applied to repayment of outstanding principal.
Cash Flows of Fly for the years ended December 31, 2010 and 2009
We generated cash from operations of $115.2 million and $138.4 million for the years ended December 31, 2010 and 2009, respectively. The decrease of $23.2 million was primarily the result of decreased cash flows from (i) $6.0 million decrease in settlement proceeds received in connection with the early termination of leases and (ii) other changes in working capital balances.
Cash from investing activities relate primarily to the acquisition of aircraft, proceeds from sale of aircraft and lessor maintenance contributions. Cash provided by investing activities totaled $47.4 million for the year ended December 31, 2010 compared to cash used in investing activity of $7.1 million for the year ended December 31, 2009. Proceeds received from the sale of four aircraft during 2010 totaled $100.9 million. We did not sell or acquire any aircraft in 2009. During 2010, we acquired an aircraft subject to a sale-leaseback agreement for $41.7 million and made an $8.8 million investment in BBAM LP. Also during 2010, we paid $4.1 million for lessor contributions to maintenance. During 2009, we paid $7.1 million for lessor contributions to maintenance.
Cash used in financing activities for the year ended December 31, 2010 and 2009 amounted to $94.4 million and $92.1 million, respectively. In 2010, we: (i) borrowed $29.5 million pursuant to our aircraft note payable, (ii) received proceeds of $12.5 million from the sale of an option to purchase our Notes, (iii) repurchased shares totaling $35.5 million, (iv) made additions to our restricted cash accounts totaling $25.7 million and (v) paid dividends of $22.5 million. In 2009, we: (i) made purchases of Notes in the principal amount of $169.4 million for $83.0 million, (ii) made additions to our cash collateral account and other restricted cash accounts totaling $25.6 million, (iii) paid $7.0 million for options to purchase our Notes, (iv) paid dividends of $24.7 million and (v) received $30.8 million of proceeds from our credit facility. Movements in security deposits and maintenance payment liabilities were consistent in 2010 and 2009.
Cash Flows of Fly for the years ended December 31, 2009 and 2008
We generated cash from operations of $138.4 million and $111.2 million for the years ended December 31, 2009 and 2008, respectively. The increase of $27.2 million was primarily the result of increased cash flows from (i) settlement proceeds of $8.3 million received in connection with the early termination of leases, (ii) $5.4 million of revenue from aircraft that were previously accounted for as direct finance leases in the prior year, and (iii) other changes in working capital balances.
Cash from investing activities relate primarily to the acquisition of aircraft, proceeds from sale of aircraft and lessor maintenance contributions. Cash used in investing activities totaled $7.1 million and $470.8 million for the years ended December 31, 2009 and 2008, respectively. During 2009, we paid $7.1 million for lessor contributions to maintenance. During 2008, we acquired the last two aircraft comprising the Initial Portfolio and ten additional aircraft resulting in cash used in investing activities of $505.6 million. We did not acquire any aircraft in 2009. Proceeds received from the sale of two aircraft during 2008 totaled $42.1 million. In addition, cash flow proceeds from direct finance leases were $2.7 million in 2008. In April 2008, we repossessed all four aircraft comprising our investment in direct finance leases. There were no proceeds from direct finance leases for 2009.
Cash used in financing activities for the year ended December 31, 2009 amounted to $92.1 million, compared to cash provided by financing activities of $400.7 million for the year ended December 31, 2008. In 2009, we: (i) made purchases of Notes in the principal amount of $169.4 million for $83.0 million, (ii) made additions to our cash collateral account and other restricted cash accounts totaling $25.6 million, (iii) paid $7.0 million for options to purchase our Notes and (iv) paid dividends of $24.7 million. In addition, we received $30.8 million of proceeds from our credit facility. In 2008, we: (i) made borrowings under the Aircraft Acquisition Facility of $464.9 million, (ii) repaid $24.9 million of Notes from proceeds received from the sale of two aircraft and (iii) paid dividends of $67.1 million. Movements in security deposits and maintenance payment liabilities were consistent in 2009 and 2008.

Our Future Sources and Uses of Liquidity
We operate in a capital-intensive industry. The principal factors affecting our expected cash flows include lease revenues from our aircraft, net proceeds from aircraft dispositions, cash interest payments made on our debt, operating expenses, dividend payments and capital expenditures on our aircraft.
Our short-term liquidity needs include working capital for operations associated with our aircraft, interest payments, and cash to pay dividends to our shareholders. We expect that cash on hand and cash flow provided by operations will satisfy our short-term liquidity needs through at least the next twelve months and provide additional funds that may be invested to create value for our shareholders.
Our liquidity needs include the funding of aircraft acquisitions. In 2011, we do not expect to finance these needs solely from operating cash flow and we may need to finance these acquisitions through additional borrowings, and debt or equity offerings. Our ability to acquire additional aircraft depends significantly on our ability to access bank borrowings and debt and equity capital markets.
Despite a general improvement in the financial condition of the airline industry worldwide, certain of our lessees continue to struggle financially and have been unable to make lease rental and other payments on a timely basis. During 2009 and early 2010, we completed several restructurings, which was a difficult period for marketing aircraft. Beginning in mid-2010 and continuing, the market has shown improvement in both the demand for leased aircraft and for the lease rates which they command. We have made arrangements to lease all of our aircraft that were in transition during 2010.
We had four aircraft subject to leases at December 31, 2010 of which two of the aircraft were delivered to the new lessee in January 2011. The remaining two aircraft are expected to be delivered to the new lessee during the first half of 2011. We had one aircraft that was off-lease at December 31, 2010 which was delivered to a new lessee in March 2011. We have one aircraft with a lease expiring within the next twelve months. In January 2011, we executed a lease for this aircraft and expect delivery of this aircraft to the new lessee upon expiration of the current lease in April 2011.
The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and we may not borrow additional amounts. All available cash flow from aircraft held by B&B Air Acquisition is applied to the outstanding principal balance after payment of interest, certain expenses and a return paid to us on our $96.0 million equity tranche. Subject to an extension by the lenders as provided in the agreement, all amounts outstanding on November 6, 2012 must be repaid in four quarterly installments. As of December 31, 2010, the Aircraft Acquisition Facility had an outstanding balance of $561.6 million.
We will seek to refinance some or all of the amounts outstanding under the Aircraft Acquisition Facility prior to its maturity in November 2012. Depending on market conditions, however, it may not be possible to refinance the Aircraft Acquisition Facility prior to November 2012 on terms we find acceptable.
In 2009, we entered into a $32.3 million credit facility agreement (“Credit Facility”) with an international commercial bank. On August 16, 2010, the Credit Facility was amended and restated to increase our borrowing up to $85.0 million with lower collateral requirement and reduced interest cost. The amended Credit Facility has a scheduled maturity date of August 16, 2011 and provides for four 1-year extension options with a payment of an extension fee equal to 3.5% to 5.0% of the then outstanding principal amount. As of December 31, 2010, we had borrowed $40.0 million under the Credit Facility of which $36.3 million remains outstanding. The Credit Facility is currently secured by a pledge of our rights, title and interest in $72.6 million principal amount of Notes held by a wholly-owned subsidiary. We are subject to certain interest coverage ratios and other financial covenants as specified in the Credit Facility. As of December 31, 2010, we were not in default under the Credit Facility.
In connection with the Aviation Assets Purchase Transaction, we amended our credit arrangements on April 29, 2010. The loan indenture for our Notes was amended to remove a servicer termination event which would have been triggered if Babcock & Brown ceased to own at least 50.1% of the voting equity or economic interest in BBAM. The loan agreement covering our Aircraft Acquisition Facility was amended to remove default provisions that would have been triggered if Babcock & Brown ceased to hold at least 5% of Fly’s outstanding shares or 51% of the capital stock of BBAM. In addition, we amended the servicing agreement to remove a servicer termination event linked to the failure to deliver certain financial statements of Babcock & Brown.

On February 9, 2011, we invested in a newly formed aircraft leasing joint venture that was formed for the purpose of acquiring, financing, leasing and eventually selling four commercial jet aircraft. The joint venture currently owns three Boeing 767-300 aircraft and is expected to acquire an additional Boeing 767-300ER aircraft. We hold a 57.4% interest in the joint venture.
Our access to debt and equity financing to refinance amounts outstanding under the Aircraft Acquisition Facility and the Notes or to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. Growing our aircraft portfolio will require access to the capital markets to secure new debt and equity financings.
Dividends and Share Repurchases. The table below shows the quarterly dividends we have paid and the total cash requirement for each dividend payment.

	Dividends paid
Dividend payment date	per share	Total cash requirement
2010:
November 19, 2010	$0.20	$5.3 million
August 20, 2010	$0.20	$5.4 million
May 20, 2010	$0.20	$5.7 million
February 19, 2010	$0.20	$6.1 million
2009:
November 20, 2009	$0.20	$6.1 million
August 20, 2009	$0.20	$6.1 million
May 20, 2009	$0.20	$6.1 million
February 20, 2009	$0.20	$6.5 million
2008:
November 20, 2008	$0.50	$16.7 million
August 20, 2008	$0.50	$16.7 million
May 20, 2008	$0.50	$16.8 million
February 20, 2008	$0.50	$16.8 million
On January 17, 2011, we declared a dividend of $0.20 per share. The dividend was paid on February 18, 2011 to shareholders of record on January 28, 2011. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deems relevant.
Through June 30, 2010, we repurchased 3,323,502 shares at an average price of $4.68 per share in the open market.
On April 29, 2010, we repurchased an additional 2,011,265 shares from Babcock & Brown at a price of $8.78 per share under a Securities Repurchase Agreement in a private transaction.
On May 3, 2010, our Board of Directors approved a $30.0 million share repurchase program expiring in May 2011 (“2010 Repurchase Program”). Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under the program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. On July 30, 2010, we repurchased 1,411,264 shares from Babcock & Brown as part of our 2010 Repurchase Program. The shares were repurchased at a price of $10.50 per share or $14.8 million pursuant to a Securities Repurchase Agreement in a private transaction. We repurchased an additional 230,050 shares at a weighted average price of $11.94 per share in 2010 in open market transactions. As of December 31, 2010, we had approximately $12.4 million available under the 2010 Repurchase Program.
On March 8, 2011, we repurchased 1,035,438 shares from a third party at a price of $11.93 per share pursuant to a Stock Purchase Agreement in a private transaction.
Note Purchases. During the year ended December 31, 2009, we purchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes issued by B&B Air Funding for a purchase price of $83.0 million, including associated expenses. The amounts include $50.0 million principal amount of Notes purchased on exercise of an option as described below. The Notes are held by a subsidiary and $153.5 million remained outstanding at December 31, 2010.

As of December 31, 2010, Notes in the principal amount totaling $72.6 million were pledged to the lender under our amended Credit Facility.
Option Agreements. During the year ended December 31, 2009, we entered into two option agreements for a total cost of $7.0 million to purchase up to a total of $100.0 million principal amount of the Notes for 48% of the principal amount or for a total purchase price of $48.0 million. We exercised the first option agreement in 2009 and purchased a total of $50.0 million principal amount for $24.0 million In January 2010, we sold to an unrelated third party our right to purchase up to $35.0 million principal amount of Notes for $16.8 million. In March 2010, we sold our remaining option to purchase up to $15.0 million principal amount of Notes for $7.2 million. In connection with the option sales, we received $12.5 million in total consideration.
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
We expect that the aggregate maintenance reserve and lease-end adjustment payments we will receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. In 2010, we received $44.4 million of maintenance payments from lessees, made maintenance payment disbursements of $6.1 million and also made maintenance contributions of $4.1 million.
Financing
Securitization
Our subsidiary, B&B Air Funding, the owner of our Initial Portfolio, completed in October 2007 an aircraft lease-backed securitization (“Securitization”) that generated net proceeds of approximately $825.1 million after deducting initial purchasers’ discounts and fees. During the year ended December 31, 2009, we repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes issued by B&B Air Funding in the Securitization for a total purchase price of $83.0 million, including associated expenses. The Notes are held by a subsidiary and $153.5 million remain outstanding. In conjunction with the closing of the Aviation Assets Purchase Transaction, the indenture for the Notes was amended to remove certain servicer termination events as further described below.
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
Payment Terms. Prior to July 2010, there were no scheduled principal payments on the Notes. For each month between July 2010 and August 2012, there are scheduled principal payments in fixed amounts of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Also in accordance with the terms of the Notes, in the event we sell any aircraft in our Initial Portfolio, we are required to pay off the Note obligation allocable to the aircraft, as defined in the loan indenture. During 2010, we made $4.6 million in scheduled principal payments. Also during 2010, we made principal payments of approximately $73.2 million to holders of the Notes in connection with the sale of four aircraft. Approximately $15.9 million of the principal payments were made to our subsidiaries which had purchased $169.4 million principal amount of the Notes in 2009.

After August 2012, principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees of the service providers, the Note Liquidity Facility provider and the policy provider, interest on the Notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture. A portion of these principal payments will be made to us as holders of $153.5 million of the Notes. The final maturity date of the Notes is November 14, 2033.
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
Otherwise, we intend to use the excess Securitization cash flow to pay dividends to us and to convert passenger aircraft to freighter aircraft.
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
Default and Remedies. Events of default include, among other things: interest on the Notes is not paid on any payment date (after a grace period of five business days) or principal due on the final maturity date is not paid, certain other covenants are not complied with and such noncompliance materially adversely affects the noteholders, B&B Air Funding or any of its significant subsidiaries becomes the subject of insolvency proceedings or a judgment for the payment of money exceeding five percent of the depreciated base value of the Initial Portfolio is entered and remains unstayed for a period of time. Following any such default and acceleration of the Notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the Notes after the occurrence of any event of default, all cash generated by B&B Air Funding will be used to prepay the Notes and will not be available to us to make distributions to our shareholders or for any other of our liquidity needs.

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
•
Aircraft Dispositions. The ability of B&B Air Funding to sell aircraft is limited under the Securitization documentation. B&B Air Funding may sell up to ten aircraft without the consent of the policy provider and additional aircraft with the consent of the policy provider provided that such sales do not violate the concentration limits discussed below and the price is above 107% of the face value of the notes allocated to such aircraft. B&B Air Funding may also sell aircraft provided that (1) sales in any one year do not exceed 10% of the initial average base value of all our aircraft as adjusted for depreciation as provided in the indenture, (2) such sales do not violate the concentration limits, (3) Moody’s confirms its rating on the notes and (4) the policy provider consents.

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

In conjunction with the closing of the Aviation Assets Purchase Transaction, the indenture for the Notes was amended on April 29, 2010 to remove a servicer termination event which would have been triggered if Babcock & Brown ceased to own at least 50.1% of the voting equity or economic interest in BBAM. Servicer termination events now include the following:
•	Bankruptcy or insolvency of BBAM LP;
•	BBAM LP ceases to own, directly or indirectly, at least 50% of the Servicer;
•
Summit ceases to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million;

•	Steven Zissis ceases to be the President or Chief Executive Officer or equivalent position of BBAM LP at any time prior to April 29, 2015 for any reason other than death or disability; and
•
50% or more of the Servicer’s key finance and legal team or technical and marketing team cease to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

As of December 31, 2010, B&B Air Funding was not in default under the Notes.
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
Aircraft Acquisition Facility
Our subsidiary, B&B Air Acquisition, has a senior secured revolving credit facility with an affiliate of Credit Suisse Securities (USA) LLC, the agent, and several other lenders. The Aircraft Acquisition Facility provided for loans in an aggregate amount of up to $1.2 billion, $96.0 million of which constitutes an equity tranche that we have provided to B&B Air Acquisition. Borrowings under the Aircraft Acquisition Facility were used to finance the acquisition of 17 additional aircraft. In conjunction with the closing of the Aviation Assets Purchase Transaction, the loan agreement for the facility was amended on April 29, 2010 to remove certain servicer replacement events and events of defaults (see below).
Availability. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and we may not borrow any additional amounts. Under the terms of the facility, the $96.0 million tranche of equity was drawn first, a $184.0 million Tranche B of loans was drawn next and a $920.0 million Tranche A of loans became available thereafter. The loans under Tranche A and Tranche B are limited such that the outstanding amounts under such tranches may not exceed the borrowing base which is equal to the sum of (i) 85% of the appraised value of the aircraft financed under the Aircraft Acquisition Facility, (ii) 50% of maintenance reserves received with respect to such aircraft, and (iii) 100% of the cash collateral account pledged to secure the loans. If the borrowing base falls below this level, in order to avoid an event of default, we would be required to contribute additional collateral to increase the borrowing base or reduce the outstanding principal balance by the amount of the deficiency. As of December 31, 2010, $377.6 million, $184.0 million and $96.0 million of Tranche A, Tranche B and the equity tranche, respectively, were outstanding.

In conjunction with the Aviation Purchase Transaction, the servicing agreement associated with the Aircraft Acquisition Facility was amended on April 29, 2010 to remove default provisions that would have been triggered if Babcock & Brown ceased to hold at least 5% of the Company’s shares or 51% of the capital stock of BBAM. Servicer replacement events, some of which are also potential events of default (as described below under “Defaults and Remedies”) now include:
•	BBAM LP ceases to own 51% of the Servicer;
•	Fly ceases to own at least 5% of BBAM LP;
•
BBAM fails to deliver the audited financial statements of BBAM LP to Fly and to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each quarterly period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent;

•	Any BBAM LP annual or quarterly financial statement required to be delivered as described above contains a going-concern or similar qualification;
•	The insolvency of BBAM or any significant subsidiary of BBAM; and
•	A BBAM default on recourse debt over $25 million.
On the occurrence of a servicer replacement event, B&B Air Acquisition (with the consent of the agent), or the agent on the direction of two-thirds of the Tranche A and Tranche B lenders combined, may terminate the servicing agreement.
Principal Payments. Commencing November 7, 2009, substantially all cash flow from the aircraft held by B&B Air Acquisition have been applied to repay principal on the loans. The Aircraft Acquisition Facility provides that all amounts outstanding on November 6, 2012, must be repaid in four quarterly installments. In 2010 and 2009, we made total principal repayments of $32.9 million and $2.9 million, respectively.
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

Certain Covenants. B&B Air Acquisition is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by it. The Aircraft Acquisition Facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft acquired by B&B Air Acquisition, including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as further described in the agreement. As of December 31, 2010, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.
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

Default and Remedies. Events of default under the Aircraft Acquisition Facility include, among other things:
•	interest or principal is not paid when due,
•	failure to make certain other payments and such payments are not made within 20 business days of receiving written notice,
•	failure to maintain required insurance levels,
•	failure to comply with certain other covenants and such noncompliance continuing for 20 business days after receipt of written notice,
•	B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings,
•	certain early terminations of B&B Air Acquisition’s swap agreements,
•	failure to meet interest coverage ratios,
•	Fly ceasing to own at least 5% of BBAM LP; and
•	BBAM LP ceasing to hold at least 51% of the capital stock of BBAM.
As of December 31, 2010, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.

Credit Facility
In June 2009, we entered into a $32.3 million Credit Facility with an international commercial bank. As of December 31, 2009, we had borrowed $32.3 million under the agreement. The Credit Facility was secured by a pledge of our rights, title and interest in $119.4 million principal amount of Notes purchased by a wholly-owned subsidiary of Fly.
There were no scheduled principal payments due during the term of the Credit Facility. Interest is payable monthly and equal to the interest proceeds on the pledged Notes. The Credit Facility matured on August 16, 2010.
On August 16, 2010, the Credit Facility was amended and restated to increase our borrowing capacity to $85.0 million with a lower collateral requirement and lowered interest cost. The amended Credit Facility has a scheduled maturity date of August 16, 2011 and provides for four 1-year extension options with a payment of an extension fee equal to 3.5% to 5.0% of the then-outstanding principal amount.
As of December 31, 2010, we had borrowed $40.0 million under the Credit Facility of which $36.3 million remains outstanding. The Credit Facility is currently secured by a pledge of our rights, title and interest in $72.6 million principal amount of Notes held by a wholly-owned subsidiary. Pursuant to the terms of the loan agreement, a portion of principal repayment amounts received by the subsidiary from B&B Air Funding in respect of the Notes pledged must be applied to pay down the facility to maintain a 2:1 ratio of collateral to loan balance.
We are subject to certain interest coverage ratios and other financial covenants as specified in the loan agreement. As of December 31, 2010, we were not in default under the amended Credit Facility.
Aircraft Note Payable
To partially finance the acquisition of an aircraft in December 2010, we entered into a loan agreement with an international commercial bank through a wholly-owned subsidiary to provide financing of up to $30.0 million. As of December 31, 2010, we have borrowed $30.0 million under the loan agreement which is secured by a pledge of our rights, title and interest in the aircraft.
The note payable accrues interest at a fixed interest rate of 6.41% per annum based on the outstanding principal, and requires quarterly principal and interest payments of approximately $0.9 million commencing on March 7, 2011. The loan has a scheduled maturity date of December 7, 2018 with a balloon payment of $14.0 million.
Capital Expenditures
During the year ended December 31, 2010, we acquired one Boeing 737-800 aircraft. We made no aircraft acquisitions during the year ended December 31, 2009. During the year ended December 31, 2008, we acquired and took delivery of ten aircraft.
In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of December 31, 2010, the weighted average age of the aircraft in our portfolio was 8.1 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.
On April 29, 2010, the Company through its wholly-owned subsidiary, Fly-BBAM, purchased a 15% interest in BBAM LP for $8.75 million. BBAM LP provides management and administrative services to Fly, including servicing of its aircraft portfolio. Summit owns the remaining 85% interest in BBAM LP.
On February 9, 2011, we invested in a newly formed aircraft leasing joint venture that was formed for the purpose of acquiring, financing, leasing and eventually selling four commercial jet aircraft. The joint venture currently owns three Boeing 767-300 aircraft and is expected to acquire an additional Boeing 767-300ER aircraft. We hold a 57.4% interest in the joint venture.
Inflation
The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Foreign Currency Exchange Risk
We receive a substantial portion of our revenue in U.S. Dollars, and we pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro, and we have entered into a lease under which we receive a portion of the lease payments in Euros. To mitigate the exposure to foreign currency fluctuations associated with this lease, we entered into a foreign currency hedging transaction. Depreciation in the value of the U.S. Dollar relative to other currencies increases the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive substantially all of our revenue in U.S. Dollars and pay substantially all of our expenses in U.S. Dollars, a change in foreign exchange rates would not have a material impact on our results of operations.
Research and Development, Patents and Licenses, etc.
Not applicable.
Off-Balance Sheet Arrangements
Not applicable.
Contractual Obligations
Our long-term contractual obligations as of December 31, 2010 consists of the following (in thousands):

	2011	2012	2013	2014	2015	Thereafter	Total
Principal payments under the Notes(1)	$8,456	$30,926	$63,352	$67,494	$71,420	$355,123	$596,771
Interest payments under the Notes(2)	5,513	5,390	4,896	4,282	3,638	8,030	31,749
Principal payments under the Aircraft Acquisition Facility(3)	31,912	154,244	375,480	—	—	—	561,636
Interest payments under the Aircraft Acquisition Facility(4)	14,409	13,642	5,060	—	—	—	33,111
Principal payments under the Credit Facility(5)	36,283	—	—	—	—	—	36,283
Interest payments under the Credit Facility(5)	212	—	—	—	—	—	212
Principal payments under the Aircraft note payable(6)	1,657	1,783	1,900	2,025	2,157	20,478	30,000
Interest payments under the Aircraft note payable(6)	1,877	1,767	1,649	1,524	1,391	3,223	11,431
Payments to BBAM and its affiliates under our management agreement(7)(8)	6,312	6,312	6,312	6,312	21,039	—	46,287
Payments to BBAM and its affiliates under our administrative services and servicing agreements for our Initial Portfolio(9)(10)	4,824	4,689	4,200	3,928	3,662	9,080	30,383
Payments to BBAM under our servicing agreements for additional aircraft(11)(12)	3,167	3,143	2,028	155	155	453	9,101

Total	$114,622	$221,896	$464,877	$85,720	$103,462	$396,387	$1,386,964

(1)
Prior to July 2010, there were no scheduled principal payments on the Notes. For each month between July 2010 and August 2012, there are scheduled principal payments in fixed amounts of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Of this amount, approximately $0.2 million will be paid to a subsidiary in respect of Notes that it purchased and continues to hold. Thereafter, principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Amounts are estimated based upon existing leases and current re-leasing assumptions. The final maturity of the Notes is November 14, 2033.

(2)
Interest payments assume LIBOR remains at the current rate in effect at year end through the term of the Notes and reflect amounts we expect to pay after giving effect to interest swaps and amounts payable to our policy provider.

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

(5)
There are no scheduled principal payments due during the term of the amended Credit Facility. Interest is payable monthly and equal to the interest proceeds on the pledged Notes. The amended Credit Facility is scheduled to mature on August 16, 2011 but provides the Company with four 1-year extension options upon the payment of a fee at each extension date equal to 3.5% to 5.0% of the then-outstanding principal amount.

(6)
Commencing March 10, 2011, Fly Aircraft Holdings One Limited will begin making quarterly principal and interest payments on its Aircraft note payable. The Aircraft note payable matures on December 7, 2018.

(7)
Our management agreement provides that we pay to our Manager base and rent fees and a management expense amount of $6.0 million annually, adjusted for increases in the consumer price index (“CPI”). Base and rent fees paid to BBAM under our servicing agreements are credited toward (and thereby reduce) such fees payable under our management agreement and the amounts in the table assume that such credit reduces the base and rent fees payable under the management agreement to $0. See “Management Agreement.”

(8)
The initial term of the Management Agreement with our Manager is for five years, with automatic five year renewal periods. The agreement provides for an early termination fee, which declines upon each renewal, during the first three five-year terms. The table assumes termination of the agreement after the initial five year term and payment of the applicable termination fee.

(9)
Our management agreement provides that we pay our Manager an administrative agency fee initially equal to $750,000 per annum, adjusted for CPI increases, for each aircraft securitization financing we complete.

(10)
Our servicing agreement for our Initial Portfolio provides that we will pay BBAM a base fee of $150,000 per month, adjusted for CPI increases. We will also pay BBAM a rent fee equal to 1.0%, of the aggregate amount of basic rent actually collected for all or any part of a month for any of their aircraft plus 1.0% of the aggregate amount of basic rent due for all or any part of a month for any of our aircraft. Amounts in the table reflect the rent fee for aircraft in B&B Air Funding’s portfolio as of December 31, 2010.

(11)
The servicing agreement between BBAM and B&B Air Acquisition provides that B&B Air Acquisition pays BBAM an administrative agency fee of $20,000 per month. B&B Air Acquisition will also pay BBAM a rent fee equal to 3.5%, respectively, of the aggregate amount of basic rent actually collected for all or any part of a month. Amounts in the table reflect the rent fee for our aircraft as of December 31, 2010.

(12)
The servicing agreement between BBAM and Fly Holdings provides that Fly Holdings pays BBAM an administrative agency fee of $1,000 per month. Fly Holdings will also pay BBAM a rent fee equal to 3.5 of the aggregate amount of basic rent actually collected for all or any part of a month. Amounts in the table reflect the rent fee for our aircraft as of December 31, 2010.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is West Pier, Dun Laoghaire, County Dublin, Ireland. Our telephone number at that address is +353 1 231-1900.

Name	Age	Position
Colm Barrington	65	Chief Executive Officer and Director
Gary Dales	55	Chief Financial Officer
Joseph M. Donovan	56	Director and Chairman
Erik G. Braathen	55	Director
Sean Donlon	70	Director
James Fantaci	64	Director
Robert S. Tomczak	49	Director
Susan M. Walton	50	Director
Steven Zissis	51	Director
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

Gary Dales has been our chief financial officer since March 2008. Mr. Dales joined Babcock & Brown in August 2007 and BBAM in April 2010. Mr. Dales’ prior position was director of corporate development at PG&E Corporation, an energy based holding company. Prior to assuming that position, Mr. Dales served in various other financial roles at PG&E since 1994, including director of corporate accounting and SEC reporting. Prior to joining PG&E, Mr. Dales was a staff accountant, and later a manager, in the accounting and audit division at Arthur Andersen & Co. for more than 10 years. Mr. Dales graduated from the University of California, Santa Barbara with a BA in Business Economics.
Joseph M. Donovan was appointed Chairman in April 2010 and has been a member of our board of directors since June 2007. Prior to his retirement in January 2007, Mr. Donovan was chairman of Credit Suisse’s asset-backed securities and debt financing group, which he led for nearly seven years. Prior thereto, Mr. Donovan was a managing director and head of asset finance at Prudential Securities (1998-2000) and Smith Barney (1995-1997). Mr. Donovan began his banking career at The First Boston Corporation in 1983, ultimately becoming a managing director at CS First Boston, where he served as Chief Operating Officer of the Investment Banking Department from 1992 to 1995. Mr. Donovan is a director of Institutional Financial Markets Inc. (formerly known as Cohen & Company) and Homeownership Preservation Foundation. Mr. Donovan received his MBA from The Wharton School and has a degree in Accountancy from the University of Notre Dame.
Erik G. Braathen has been a member of our board of directors since June 2007. Mr. Braathen has been the chief executive of Ojada AS, a privately owned investment company, since 1999. Prior to joining Ojada AS, Mr. Braathen was the chief executive officer of Braathens ASA where he gained extensive experience in the airline industry from 1986 to 1999. Mr. Braathen is a member of the boards of directors of Protector Insurance ASA, Bank2 and Peergynt Tours, Sayonara AS and Ojada AS. Mr. Braathen has a Master of International Management from AGSIM, Phoenix Arizona, and a Bachelor of Arts & Economics from the University of Washington.
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
Robert S. Tomczak has been a member of our board of directors since April 2010. Mr. Tomczak is a Senior Vice President and the Chief Financial Officer of BBAM LP and leads BBAM’s accounting, finance and contract management teams and has over 20 years of experience in the aircraft leasing industry. From 1987 to 2010, Mr. Tomczak was a Finance Director at Babcock & Brown. Prior to joining Babcock & Brown in 1987, Mr. Tomczak worked for Arthur Andersen & Co. and is currently a member of the California Society of Certified Public Accountants. He graduated from California State University East Bay with a degree in Finance and Accounting.
Susan M. Walton has been a member of our board of directors since June 2007. Until September 2010, Ms. Walton was a sub-regional director of the environmental charity Groundwork London. Until February 2008, Ms. Walton was the chief executive of Hampshire & Isle of Wight Wildlife Trust (“HWT”), a leading wildlife conservation charity in England, where she was responsible for biodiversity projects in two counties and developing partnerships with key stakeholder groups. Prior to joining HWT in 2006, she served as general manager — structured finance and export credit, for Rolls-Royce Capital Limited for nine years. Ms. Walton was also a Principal at Babcock & Brown from 1989 to 1997 where she was responsible for producing and implementing Babcock & Brown’s annual European Aerospace marketing plan. Ms. Walton is a trustee for the Sussex Wildlife Trust, a trustee for Buglife — The Invertebrate Conservation Trust, Chair of the South East Green Infrastructure Partnership and a member of the High Weald AONB Sustainable Development Fund Panel. Ms. Walton holds a degree in Environmental Conservation from Birkbeck College, University of London.

Steven Zissis was previously our chairman and has been a member of our board of directors since June 2007. Mr. Zissis is the President and Chief Executive Officer of BBAM LP. Mr. Zissis was the Head of Aircraft Operating Leasing at Babcock & Brown and has over 20 years of experience in the aviation industry. Prior to joining Babcock & Brown in 1990, Mr. Zissis was a vice president of Citibank, where he was also a founder and manager of the Portfolio Acquisition and Divestiture team. Mr. Zissis graduated from Rhodes College with a degree in Finance and International Studies.
Compensation of Directors
Each independent member of our board of directors receives an annual cash retainer of $100,000 payable in equal quarterly installments. Our chairman receives an additional $50,000 per year. Each independent director who is a chairman of a committee of the board of directors receives an additional $15,000 per year except our audit committee chairman who receives $25,000 per year. Our Manager appointed directors receive no additional compensation beyond their participation in the 2010 Plan.
We paid to our directors aggregate cash compensation of $0.6 million for services rendered during 2010. We do not have a retirement plan for our directors.
Executive Compensation
We do not have any employees. Pursuant to the management agreement we have with our Manager, we have the dedicated services of our Manager’s chief executive officer and chief financial officer, who serve as our chief executive officer and chief financial officer, respectively, by appointment of our board of directors but who also remain employees of BBAM LP. The services performed by our chief executive officer and chief financial officer are provided at the cost of our Manager or an affiliate of our Manager. Our Manager or an affiliate of our Manager, in consultation with the compensation committee of our board of directors, determines and pays the compensation of our chief executive officer and chief financial officer. We do not provide retirement benefits to any officer or employee.
On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permits the grant of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. In 2010, the Company made an initial grant of 599,999 SARs and RSUs to certain employees of BBAM LP who provide services to Fly pursuant to management and servicing agreements. On March 1, 2011, the Company made an additional grant of 600,001 RSUs and SARs.
SARs entitle the holder to receive any increase in value between the grant date price of Fly’s ADSs and their value on the exercise date. RSUs entitle the holder to receive a number of Fly’s ADSs equal to the number of RSUs awarded upon vesting. The granted SARs and RSUs vest in three equal installments on the last day of the sixth, 18th and 30th month following the date of grant, and expire on the tenth anniversary of the grant date. The Company settles SARs and RSUs with newly issued ADSs.
The holder of a SAR or RSU grant is also entitled to dividend equivalent rights (“Dividend Equivalent”) on each SAR and RSU that has been granted. For each Dividend Equivalent, the holder shall have the right to receive a cash amount equal to the per share dividend paid by the Company during the period between the grant date and Dividend Equivalent’s expiration (“Dividend Amount”). Dividend Equivalents expire at the same time and in the same proportion that the SARs and RSUs are either exercised, canceled, forfeited or expired. Dividend Amounts are payable to the holder only when the SAR or RSU on which the Dividend Equivalent applies has vested.
Board of Directors
Our board of directors currently consists of eight members. Our bye-laws provide that the board of directors is to consist of a minimum of two and a maximum of 15 directors as the board of directors may from time to time determine. Pursuant to our management agreement and our bye-laws, so long as the Manager holds any of our manager shares, our Manager has the right to appoint the whole number of directors on our board of directors that is nearest to but not more than 3/7ths of the number of directors on our board of directors at the time. These directors are not required to stand for election by shareholders other than our Manager.

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
Audit Committee
Our Audit Committee is concerned primarily with the accuracy and effectiveness of the audits of our financial statements by our independent auditors. Its duties include:
•	selecting independent auditors for approval by our shareholders;
•	reviewing the scope of the audit to be conducted by our independent auditors, as well as the results of their audit;
•	approving audit and non-audit services provided to us by the independent auditors;
•	reviewing the organization and scope of our internal system of audit, financial and disclosure controls;
•	overseeing internal controls and risk management;
•	overseeing our financial reporting activities, including our annual report, and the accounting standards and principles followed;
•	reviewing and approving related-party transactions and preparing reports for the board of directors on such related-party transactions; and
•	conducting other reviews relating to compliance by our employees with our policies and applicable laws.
•	overseeing our internal audit function
Each of the members of the Audit Committee is an “independent” director as defined under the applicable rules of the New York Stock Exchange. Mr. Donovan, Mr. Donlon and Mr. Braathen have served on the Audit Committee since June 2007, and Mr. Donovan serves as chairperson.
Compensation Committee
Our Compensation Committee will be consulted by our Manager regarding the remuneration of our chief executive and chief financial officers and will be responsible for determining the compensation of our independent directors. Each of the members of the Compensation Committee is an “independent’’ director as defined under the applicable rules of the New York Stock Exchange. Mr. Braathen, Mr. Donlon and Ms. Walton have served on the Compensation Committee since June 2007, and Mr. Fantaci has served on the Compensation Committee since April 2010. Mr. Braathen serves as chairperson.
Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee’s responsibilities include the selection of potential candidates for our board of directors and the development and annual review of our governance principles. This committee also makes recommendations to our board of directors concerning the structure and membership of the other board committees. Each of the members of the Nominating and Corporate Governance Committee is an “independent” director as defined under the applicable rules of the New York Stock Exchange. Mr. Donlon, Ms. Walton and Mr. Braathen have served on the Nominating and Corporate Governance Committee since June 2007, and Mr. Fantaci has served on the Nominating and Corporate Governance Committee since April 2010. Mr. Donlon serves as chairperson.

Our Management
Pursuant to a management agreement, we have appointed Fly Leasing Management Co. Limited, a wholly owned subsidiary of BBAM LP, as our Manager to provide management services to us. In discharging its duties under the management agreement, our Manager uses the resources provided to it by BBAM LP and its affiliates. These resources include the dedicated services of Messrs. Colm Barrington and Gary Dales, who serve as our chief executive officer and chief financial officer, respectively, but who also remain employees of BBAM LP, the dedicated services of other members of our Manager’s core management team, and the non-exclusive services of other personnel employed by BBAM LP.
Our chief executive officer and chief financial officer manage our day-to-day operations and affairs on a permanent and wholly dedicated basis. Our board of directors, chief executive officer and chief financial officer have responsibility for overall corporate strategy, acquisitions, financing and investor relations.
Share Ownership
None of our directors or executive officers individually own more than 1% of our outstanding common shares

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
The table below sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as of February 28, 2011:

	Shares Beneficially Owned
Name	Number	Percent
Thornburg Investment Management Inc. (1)	2,228,513	8.4%
Neuberger Berman Group LLC (2)	2,052,136	7.7%

(1)
The information above and in this footnote is based on information taken from the Schedule 13G filed by Thornburg Investment Management Inc. with the SEC on January 24, 2011. Thornburg Investment Management Inc. has sole voting power and sole dispositive power over 2,228,513 ADSs.

(2)
The information above and in this footnote is based on information taken from the Schedule 13G filed by Neuberger Berman Group LLC with the SEC on February 14, 2011. Neuberger Berman Group LLC and Neuberger Berman LLC have sole voting power over 1,426,886 ADSs and shared dispositive power over 2,052,136 ADSs.

All ADS holders have the same voting rights.
As of February 28, 2011, 1,002,600 of our ADSs were held by six holders of record in the United States, not including ADSs held of record by Depository Trust Company, or DTC. As of February 28, 2011, DTC was the holder of record of 25,700,356 ADSs. To the best of our knowledge, 1,002,600 ADSs were beneficially owned by holders with U.S. addresses.
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
Related Party Transactions
On April 29, 2010, we repurchased 2,011,265 of our ADSs from Babcock & Brown at a price of $8.78 per share or $17.7 million pursuant to a Securities Repurchase Agreement. Also in conjunction with the Aviation Asset Purchase Transaction, on April 29, 2010, Summit purchased 1,000,000 shares of the Company from Babcock & Brown at a price of $8.78 per share or $8.8 million. Fly has a right of first refusal on any sale of these shares by Summit until April 2015.

On February 9, 2011, we invested in a newly formed aircraft leasing joint venture that was formed for the purpose of acquiring, financing, leasing and eventually selling four commercial jet aircraft. The joint venture currently owns three Boeing 767-300 aircraft and is expected to acquire an additional Boeing 767-300ER aircraft. We hold a 57.4% interest in the joint venture. Summit owns 10.2% of the joint venture and the remaining 32.4% is owned by independent third parties.
We have entered into agreements with BBAM LP and its affiliates that effect the transactions relating to our ongoing operations and business. Although the pricing and other terms of these agreements were reviewed by our management and the independent directors of our board of directors, they were determined by entities affiliated with BBAM LP. As a result, provisions of these agreements may be less favorable to us than they might have been had they been the result of transactions among unaffiliated third parties. See “Management Agreement.”
MANAGEMENT AGREEMENT
General
We entered into a management agreement with our Manager, concurrently with the completion of our IPO. On April 29, 2010, the management team of BBAM, through Summit, purchased substantially all of the aviation assets of Babcock & Brown and its affiliates, including Babcock & Brown’s ownership interests in the Manager and certain other companies that manage and service Fly and its aircraft portfolio. The management agreement was amended in connection with this transaction.
In discharging its duties under the management agreement, our Manager uses the resources provided to it by BBAM LP and its affiliates. These resources include the dedicated services of Messrs. Colm Barrington and Gary Dales, who serve as our chief executive officer and chief financial officer, respectively, but also remain employees of BBAM LP, the dedicated services of other members of our Manager’s core management team and the non-exclusive services of other personnel employed by BBAM LP.
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
Services
Our Manager’s duties and responsibilities under the management agreement include the provision of the services described below. The management agreement requires our Manager to manage our business and affairs in conformity with the policies and investment guidelines that are approved and monitored by our board of directors. Our Manager may delegate the provision of all or any part of the services to any person affiliated or associated with BBAM.
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
•
assisting in the resolution of any complaints by or disputes with our investors and any litigation involving us (other than litigation in which our interests are adverse to those of our Manager or BBAM); and

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
We are under no obligation to invest in or to otherwise pursue any aviation asset investment or disposal opportunity identified to us by our Manager pursuant to the management agreement. Neither BBAM nor any of its affiliates or associates are restricted from pursuing, or offering to a third party, including any party managed by, or otherwise affiliated or associated with BBAM, or are required to establish any aviation asset investment protocol in relation to prioritization of, any aviation asset investment or disposal opportunity identified to us by our Manager pursuant to the management agreement.
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
The Manager shall also ensure that the members of the Compensation Committee of the Board of Directors of Fly are aware of the proposed salaries, bonuses, equity grants and other compensation arrangements for the chief executive officer, chief financial officer and, at the reasonable request of the Compensation Committee, other senior BBAM employees who devote substantial time to the Company (“Senior Executives”), and allow the Compensation Committee to participate in the discussion of such proposed arrangements for each Senior Executive, before such proposed arrangements are finalized by the Manager or its affiliates.
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

Under the management agreement, our Manager may not, without our board’s prior consent:
(1)
carry out any transaction with an affiliate of our Manager on our behalf, it being understood that BBAM has been appointed as the exclusive Servicer for our portfolio of aircraft, and that our Manager may delegate the provision of all or any part of the services under the management agreement to any person affiliated or associated with BBAM;

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
The thresholds discussed in clauses (4) and (5) above are reviewed regularly by us and our Manager and may be increased by our board of directors (but shall not be decreased) having regard to changes in the value of money, changes in our market capitalization and any other principles agreed between us and our Manager. The thresholds discussed in clauses (2) and (3) may be increased or decreased by our board of directors in its sole discretion at any time by notice to our Manager. Amounts relating to transactions and third-party service providers entered into, appointed or retained by BBAM on our behalf pursuant to our servicing agreements or administrative agency agreements are not included in determining whether the thresholds discussed under this heading have been met or exceeded. Acquisitions of series of aircraft from nonaffiliated-persons are deemed not to be related matters for purposes of this provision.
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
Board Appointees
Pursuant to the management agreement and our bye-laws, for so long as Fly Leasing Management Co. Limited holds any of our manager shares, our Manager has the right to appoint the whole number of directors on our board of directors that is nearest to but not more than 3/7ths of the number of directors on our board of directors at the time. Our Manager’s appointees on our board of directors are not required to stand for election by our shareholders other than by our Manager.

Our Manager’s board appointees do not receive any cash compensation from us (other than out-of-pocket expenses) and do not have any special voting rights. The appointees of our Manager shall not participate in discussions regarding, or vote on, any related-party transaction in which any affiliate of our Manager has an interest. Our independent directors are responsible for approving any such related-party transactions.
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

In 2010, 2009 and 2008, the base and rent fees we incurred and payable to the Manager were approximately $4.4 million, $4.6 million and $4.8 million, respectively. However, this entire amount was offset by servicing fees paid to BBAM pursuant to our servicing agreements. See “— Fees and Expenses — Credit for Servicing Fees Paid.’’
In respect of any aircraft we acquire that is held by B&B Air Acquisition or any of its subsidiaries, we will pay our Manager a fee equal to 3.5% of the aggregate amount of basic rent actually paid for all or any part of a month for any such aircraft. In 2010, 2009 and 2008, the rent fees we incurred and that were payable to the Manager were approximately $2.8 million, $2.8 million and $2.3 million, respectively.
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
In 2010, an origination fee of $0.6 million was incurred in connection with the purchase of an aircraft by Fly Holdings pursuant to a purchase option. Disposition fees of $1.6 million were incurred in connection with the sale of four aircraft by B&B Air Funding and its subsidiaries. We did not pay any origination and disposition fees in 2009.
In 2008, origination fees of $7.0 million were incurred in connection with the purchase of ten aircraft by B&B Air Acquisition and its subsidiaries and fees of $0.6 million were incurred in connection with the sale of two aircraft by B&B Air Funding and its subsidiaries.
In connection with the sale of an option to purchase an aircraft, we paid a fee of $1.0 million to our Manager.
Administrative Agency Fees. We pay to our Manager an administrative agency fee equal to $750,000 per annum for each aircraft securitization financing (the amount of the administrative agency fee for each aircraft securitization financing we establish will be subject to adjustment as set forth below under “— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees’’). In 2010, 2009 and 2008, we paid the Manager administrative agency fees totaling $0.8 million in respect of each year, but this amount was credited toward servicing fees paid pursuant to the Servicing Agreement between B&B Air Funding and BBAM.

In addition, our Manager is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum commencing on the month that the Aircraft Acquisition Facility became available. In 2010, 2009 and 2008, we paid the Manager administrative agency fees totaling $0.2 million in respect of each year, but this amount was credited toward servicing fees paid pursuant to the Servicing Agreement between B&B Air Acquisition and BBAM.
Adjusting the Base Fees and Administrative Agency Fees. The amount of the base fee payable and the amount of the administrative agency fee payable for each aircraft securitization financing we establish will be increased (but not decreased) annually by the percentage movement (if any) in the CPI index applicable for the previous calendar year.
Ancillary Management and Administrative Services.
We pay to our Manager such additional fees for any ancillary management and administrative services provided by our Manager to us from time to time as we and our Manager agree to before the ancillary management and administrative services are provided. We did not pay any ancillary management and administrative services fee to our Manager in 2010, 2009 or 2008.
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
Break Fees
Our Manager is entitled to one-third of the value of any break, termination or other similar fees received by us (with such value to be reduced by any third-party costs incurred by or on behalf of us or by our Manager on behalf of us in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by us in any aircraft or other aviation assets. We did not pay any break fees to our Manager in 2010, 2009 or 2008.
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

•	directors’ fees for the directors on our board of directors and our subsidiaries,
•	directors’ and officers’ insurance for our and our subsidiaries’ directors and officers,
•	travel expenses of the directors (including flights, accommodation, taxis, entertainment and meals while traveling) to attend any meeting of the board of our company,
•	registration and listing fees in connection with the listing of our shares on the NYSE and registering the shares under the Securities Act

•	fees and expenses relating to any equity or debt financings we enter into in the future,
•	fees and expenses of the depositary for our ADSs,
•	costs and expenses related to insuring our aircraft and other aviation assets, including all fees and expenses of insurance advisors and brokers,
•	costs incurred in connection with organizing and hosting our annual meetings or other general meetings of our company,
•
costs of production and distribution of any of our security holder communications, including notices of meetings, annual and other reports, press releases, and any prospectus, disclosure statement, offering memorandum or other form of offering document,

•	website development and maintenance,
•
travel expenses of the core management team and other personnel of BBAM and its affiliates (including flights, accommodation, taxis, entertainment and meals while traveling) related to sourcing, negotiating and conducting transactions on our behalf and attending any meeting of the board or our company,

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

Term and Termination
The term of the management agreement was amended on April 29, 2010. The term of the amended management agreement is five years commencing on the amendment date and shall be automatically extended for additional terms of five years unless:
•	terminated by either party upon twelve months’ written notice prior to termination, or
•	the agreement was terminated earlier by us (see below).
If the management agreement is terminated in accordance with the agreement and not renewed, we shall pay the Manager a non-renewal fee equal to the following: (i) at the termination of the initial five-year term, an amount equal to three times the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date; (ii) at the termination of the second five-year term, an amount equal to two times the aggregate management expense; and (iii) at the termination of the third five-year term, an amount equal to the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date.

Notwithstanding the foregoing, no renewal fee will be payable if : (i) the management agreement is terminated after the fourth five-year term and onwards, or (ii) the Manager declines to renew the management agreement on the market-terms with respect to fees payable pursuant to the agreement.
We may terminate our Manager’s appointment immediately upon written notice if but only if:
•	BBAM LP ceases to hold (directly or indirectly) more than 50% of the voting equity of, and economic interest in our Manager;
•
our Manager becomes subject to bankruptcy or insolvency proceedings that are not discharged within 75 days, unless our Manager is withdrawn and replaced within 90 days of the initiation of such bankruptcy or insolvency proceedings with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the management agreement;

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

•
any license, permit or authorization held by our Manager which is necessary for it to perform the services and duties under the management agreement is materially breached, suspended or revoked, or otherwise made subject to conditions which, in the reasonable opinion of our board of directors, would prevent our Manager from performing the services and the situation is not remedied within 90 days; or

•
our Manager voluntarily commences or files any petition seeking bankruptcy, insolvency or receivership relief; consents to the institution of, or fails to contest the filing of any bankruptcy or insolvency filing; files an answer admitting the material allegations filed against it in any such proceeding; or makes a general assignment for the benefit of its creditors, unless our Manager is withdrawn and replaced within 15 days with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the management agreement.

•
an order is made for the winding up of our Manager, unless our Manager is withdrawn and replaced within 15 days with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the management agreement.

•
we may terminate the management agreement upon three months written notice if Steven Zissis ceases to be the President or Chief Executive Officer or equivalent position of BBAM LP at any time prior to April 29, 2015 for any reason other than his death or disability.

Our Manager may terminate the management agreement immediately upon written notice if;
•	we fail to make any payment due under the management agreement to our Manager within 15 days after the same becomes due;
•	we otherwise materially breach the management agreement and fail to remedy the breach within 90 days of receiving written notice from our Manager requiring us to do so;
•
if the directors in office on the date hereof and any successor to any such director who was nominated or selected by a majority of the current directors and our Manager appointed directors, cease to constitute at least a majority of the board (excluding directors appointed by our Manager pursuant to above). (See “Board Appointees”.)

If our Manager terminates the management agreement upon the occurrence of any of the above, we will pay our Manager a fee as follows: (i) during the first five-year term, an amount equal to three times the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date; (ii) during the second five-year term, an amount an amount equal to two times the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date; (iii) during the third five-year term, an amount an amount equal to the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date.

Upon the termination of the management agreement, we will redeem all of the manager shares for their nominal value.
Conflicts of Interest
Nothing in the management agreement restricts BBAM or any of its affiliate or associates from:
•	dealing or conducting business with us, our Manager, any affiliate or associate of BBAM or any shareholder of ours;
•	being interested in any contract or transaction with us, our Manager, any affiliate or associate of BBAM or any shareholder of ours;
•	acting in the same or similar capacity in relation to any other corporation or enterprise;
•	holding or dealing in any of our shares or other securities or interests therein; or
•	co-investing with us.
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
•
The Servicing Agreement may be terminated prior to its scheduled termination date in the case of certain events, including BBAM LP ceasing to own at least 50% of the voting or economic interest in our Servicer; or

•	we cease to own at least 5% of BBAM LP.
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

In 2010, 2009 and 2008, we paid BBAM servicing fees totaling $4.4 million, $4.6 million and $4.8 million, respectively.
BBAM is also entitled to additional servicing fees consisting of a sales fee for each sale of an aircraft equal to 1.5% of the aggregate gross proceeds in respect of dispositions of aircraft assets. Fees for additional services will be as mutually agreed. In 2010, we paid additional servicing fees to BBAM totaling $1.6 million in connection with the sale of four aircraft. We also paid BBAM a $1.0 million fee in conjunction with the sale of an option to purchase an aircraft. We did not pay any additional servicing fees in 2009. In 2008, we paid additional servicing fees to BBAM totaling $0.6 million in connection with the sale of two aircraft.

SERVICING AGREEMENT BETWEEN B&B AIR ACQUISITION AND BBAM
On April 29, 2010, B&B Air Acquisition entered into an Amended Servicing and Administrative Services Agreement (“Amended Servicing Agreement”) with BBAM. The principal services being provided by BBAM under the Amended Servicing Agreement are:
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
B&B Air Acquisition may replace BBAM as the Servicer under certain conditions including:
•	An event of default under the Aircraft Acquisition Facility, including BBAM LP ceasing to hold at least 50% of the our Servicer;
•
Summit ceases to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP, except in instances that the sale of such partnership interests that results in such ownership level to fall below 33.33% is to a publicly listed entity or any other person with a net worth of at least $100.0 million;

•	At any time prior to April 29, 2015, Steven Zissis ceases to be the President or Chief Executive Officer or equivalent position of BBAM LP for any reason other than his death or disability; and
•
At any time during any one year period, such initial period commencing on April 29, 2015, fifty percent or more of either the (i) Finance and Legal BBAM team or (ii) Technical and Marketing BBAM team, as identified in the agreement, cease to employed by BBAM LP or its applicable subsidiaries and BBAM LP or its applicable subsidiary does not hire employees or contract for the services of persons having reasonably comparable experience in the aviation industry to that of such persons being replaced within 90 days of the cessation of the employment of each such person.

Fees paid to BBAM pursuant to this servicing agreement in 2010, 2009 and 2008 amounted to $3.1 million, $3.1 million and $2.5 million, respectively.
ADMINISTRATIVE SERVICES AGREEMENT
Pursuant to an administrative services agreement, B&B Air Funding has engaged our Manager to act as its administrative agent and to perform various administrative services, including maintaining its books and records, procuring and supervising legal counsel, accounting, tax and other advisers, and informing the board of directors of B&B Air Funding if the administrative agent believes that the net revenues generated by the leases of the aircraft will be insufficient to satisfy the payment obligations under its Securitization. In consideration for such services, B&B Air Funding pays the administrative agent an annual fee of $750,000, subject to increases tied to a cost of living index, and will reimburse it for its expenses. For each of 2010, 2009 and 2008, we incurred administrative services fees totaling $0.8 million.
SERVICING AGREEMENT FOR ANY FUTURE ACQUISITIONS OF AIRCRAFT BY FLY
For any future acquisitions of aircraft by Fly, we will enter into a servicing agreement with affiliates of BBAM to act as servicers to provide us with certain administrative and management services, including (i) collecting rent payments and other amounts due under the lease, (ii) monitoring the lessee’s performance of its obligations under the lease and (iii) procuring legal, tax and accounting services with respect to the acquired aircraft during the term of the relevant lease.

Under the terms of this form of servicing agreement, we will pay the servicers (i) a fee equal to 3.5% of the monthly rents actually collected and (ii) an administrative fee of $1,000 per month per aircraft. In addition to such fees, we will pay to the servicers a fee equal to 1.5% of the gross consideration collected with respect to any sale of the subject aircraft.

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
Dividend
The table below shows the quarterly dividends we have paid and the total cash requirement for each dividend payment.

	Dividends paid
Dividend payment date	per share	Total cash requirement
2010:
November 19, 2010	$0.20	$5.3 million
August 20, 2010	$0.20	$5.4 million
May 20, 2010	$0.20	$5.7 million
February 19, 2010	$0.20	$6.1 million
2009:
November 20, 2009	$0.20	$6.1 million
August 20, 2009	$0.20	$6.1 million
May 20, 2009	$0.20	$6.1 million
February 20, 2009	$0.20	$6.5 million
2008:
November 20, 2008	$0.50	$16.7 million
August 20, 2008	$0.50	$16.7 million
May 20, 2008	$0.50	$16.8 million
February 20, 2008	$0.50	$16.8 million
On January 17, 2011, we declared a dividend of $0.20 per share or approximately $5.3 million, which was paid on February 18, 2011 to shareholders of record at January 28, 2011.
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
The following table sets forth the annual high and low market prices for our ADSs on the New York Stock Exchange since September 26, 2007, the date of listing:

	High	Low
2007	$23.90	$16.56
2008	18.85	4.70
2009	10.29	2.50
2010	13.99	8.76
The following table sets forth the quarterly high and low market prices for our ADSs on the New York Stock Exchange for the two most recent financial years:

	High	Low
2009:
Quarter ending March 31, 2009	$7.79	$2.50
Quarter ending June 30, 2009	8.45	4.11
Quarter ending September 30, 2009	10.29	6.29
Quarter ending December 31, 2009	9.90	7.95
2010:
Quarter ending March 31, 2010	10.94	8.76
Quarter ending June 30, 2010	12.88	9.94
Quarter ending September 30, 2010	13.20	9.58
Quarter ending December 31, 2010	13.99	12.48
The following table sets forth the monthly high and low market prices for our ADSs on the New York Stock Exchange for the most recent six months:

	High	Low
2010:
September 2010	$13.20	$11.01
October 2010	13.80	12.48
November 2010	13.99	12.58
December 2010	13.89	13.03
2011:
January 2011	14.58	13.19
February 2011	14.47	13.00

ITEM 10.	ADDITIONAL INFORMATION
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
1)
Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. See Item 7 “Related Party Transactions — Servicing Agreement.’’

2)
Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited. See Item 7 “Related Party Transactions — Administrative Services Agreements.’’

3)
Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.’’

4)
Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.’’

5)
Aircraft Acquisition Facility, dated as of November 7, 2007 among Babcock & Brown Air Acquisition I Limited, the Lenders from time to time party thereto and Credit Suisse, New York Branch. See Item 5 “Liquidity and Capital Resources — Financing — Aircraft Acquisition Facility.’’

6)
Servicing and Administrative Services Agreement, dated as of November 7, 2007 among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Acquisition I Limited and each Aircraft Subsidiary that becomes a party thereto. See Item 7 “Related Party Transactions — Servicing Agreement.’’

7)
Amended and Restated Management Agreement between Babcock & Brown Air Limited and Babcock & Brown Air Management Co. Limited dated April 29, 2010. See Item 7 “Related Party Transactions — Management Agreement.’’

8)
Amendment No. 1 to Servicing Agreement among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation dated April 29, 2010. See Item 7 “Related Party Transactions — Servicing Agreement.’’

9)
First Amendment to Servicing Agreement among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited and Babcock & Brown Air Acquisition I Limited dated as of April 29, 2010. See Item 7 “Related Party Transactions — Servicing Agreement.’’

10)
Third Amendment to the Warehouse Loan Agreement among Babcock & Brown Air Acquisition I Limited, the Designated Lenders party thereto and Credit Suisse, New York Branch dated as of April 29, 2010. See Item 5 “Liquidity and Capital Resources — Financing — Aircraft Acquisition Facility.’’

Documents On Display
Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at West Pier, Dun Laoghaire, County Dublin, Ireland. You may read and copy these documents, including the related exhibits and schedules, and any documents we file with the SEC without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these documents are also available at the SEC’s website, http://www.sec.gov. Copies of the material may be obtained by mail from the public reference branch of the SEC at the address listed above at rates specified by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our internet address is www.flyleasing.com. However, the information on our website is not a part of this Annual Report.

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
Income Tax
Irish and Non-Irish Holders
Irish Holders. Individual Irish Holders are subject to income tax on the gross amount of any dividend (i.e., the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 41% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of any DWT. Individual Irish Holders may, depending on their circumstances, be subject to the Irish health levy of 4% on the first €75,036 of income and 5% on aggregate income in excess of this amount. In addition, individual Irish Holders may be subject to the Irish income levy. This levy is charged on an individual’s income from all sources, including income which is exempt from income tax, with certain exclusions. The levy is charged at three different rates for the year 2010: 2% on the first €75,036 of income, 4% on the next €99,944 and 6% on the aggregate income in excess of €174,980. A Universal Social Charge, which replaces the health levy and the income levy, has been introduced with effect from 1 January 2011. The Universal Social Charge is charged on a similar basis to the income levy and will apply to all income where an individual has income in excess of €4,004. The Universal Social Charge will be charged at three different rates for the year 2011: 2% on the first €10,036; 4% on the next €5,980; and 7% on the aggregate income in excess of €16,016. For the year 2010, individual Irish Holders may also, depending on their circumstances, be subject to Pay Related Social Insurance (PRSI) contributions of up to 4% in respect of dividend income up to the first €75,036 of income. The income ceiling of €75,036 has been abolished with effect from 1 January 2011.
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
Taxation of the Fly Group
Corporation Tax
In general, Irish-resident companies pay corporation tax at the rate of 12.5% on trading income and 25% on non-trading income. Fly and its Irish-tax-resident subsidiaries intend to conduct business so that they carry on a trading business for Irish tax purposes. Non-trading income, including certain categories of interest income, will be subject to corporation tax at the rate of 25.0%.
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
Tax Consequences of Passive Foreign Investment Company (PFIC) Status. We will be deemed a PFIC if 75% or more of our gross income, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income. Alternatively, we will be deemed to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. We believe that we were a PFIC for years 2007 to 2010, and expect to be a PFIC for 2011 and for the foreseeable future. Assuming we are a PFIC, our dividends will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. Holders. Thus, dividends (as determined for U.S. federal income tax purposes) will be taxed at the rate applicable to ordinary income of the U.S. Holder.
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
Taxation of Fly and Our Subsidiaries
Unless otherwise exempted by an applicable income tax treaty, a non-U.S. corporation that is directly or through agents engaged in a trade or business in the U.S. is generally subject to U.S. federal income taxation, at the graduated tax rates applicable to U.S. corporations, on the portion of such non-U.S. corporation’s income that is “effectively connected” with such trade or business. In addition, such a non-U.S. corporation may be subject to the U.S. federal branch profits tax on the portion of its “effectively connected earnings and profits” constituting “dividend equivalent amounts” at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty. In addition non-U.S. corporations that earn certain U.S. source income not connected with a U.S. trade or business can be subject to a 30% withholding tax on such gross income unless they are entitled to a reduction or elimination of such tax by an applicable treaty. Furthermore, even if a non-U.S. corporation is not engaged in a U.S. trade of business, certain U.S. source “gross transportation income” (which includes rental income from aircraft that fly to and from the United States) is subject to a 4% gross transportation tax in the United States unless a statutory or treaty exemption applies.

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
In 2010, we made a 15% investment in BBAM LP, a Cayman Islands exempted limited partnership which wholly owns subsidiaries in the U.S., Ireland, Bermuda, U.K., Dubai, Singapore, Japan, Switzerland and the Cayman Islands. The U.S. subsidiaries are classified as disregarded entities and not are subject to entity level taxes for U.S. tax purposes. We received an allocated share of income, deductions and credits from BBAM LP and our share of the U.S. effectively connected income is subject to U.S. federal taxes and as applicable, state taxes.
Effectively connected taxable income means the taxable income of the partnership which is effectively connected (or treated as effectively connected) with the conduct of a trade or business in the United States.
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
Bermuda Tax Considerations
We are incorporated under the laws of Bermuda. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. In the 2010 Throne Speech, the Bermuda Government pledged to adopt legislation amending the Exempted Undertakings Tax Protection Act 1966 to extend the tax protection regime to the year 2035.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes and borrowings under our Liquidity Facility, if any, our Aircraft Acquisition Facility and the Credit Facility. As of December 31, 2010, we had eight leases with rental amounts varying during the lease term based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.
We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes and to minimize the risks associated with any borrowings under our Aircraft Acquisition Facility. We expect that these interest rate swaps would significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.
Our amended Credit Facility has a scheduled maturity date of August 16, 2011 and provides for four 1-year extension options with a payment of an extension fee equal to 3.5% to 5.0% of the then outstanding principal amount. In accordance with GAAP, the extension options are accounted for as derivative instruments.
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
Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $13.3 million and would have increased or decreased our revenues by $2.0 million on an annualized basis.
The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. Changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. As of December 31, 2010, the fair market value of our interest rate swap derivative liabilities was $82.4 million. A 100 basis-point increase or decrease in interest rate would reduce or increase the fair market value of our derivative liabilities by approximately $32.4 million or $38.8 million, respectively. As of December 31, 2010, the fair market value of our credit facility extension options was nominal. A 100 basis-point increase or decrease in interest rates would not be material.
Foreign Currency Exchange Risk
We receive substantially all of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars. We entered into one lease pursuant to which we receive part of the lease payments in Euros. We entered into a foreign currency hedging transaction related to this lease. Pursuant to the terms of the cross currency swap, we receive $1.7 million quarterly based on a fixed Euro to U.S. Dollar conversion rate of 1.4452 per Euro until January 15, 2016, the maturity date of the swap contract.

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
(a) Disclosure Controls and Procedures
As of December 31, 2010, an evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
(b) Management’s Annual Report on Internal Control over Financial Reporting
Management of Fly Leasing Limited is responsible for establishing and maintaining adequate internal control over financial reporting for our company. With the participation of our Chief Executive Officer and our Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.
Our independent auditor, Ernst & Young LLP, a registered public accounting firm, has issued their report which is included below.
(c) Report of the Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Fly Leasing Limited
We have audited Fly Leasing Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Fly Leasing Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, Fly Leasing Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of Fly Leasing Limited and our report dated March 11, 2011 expressed an unqualified opinion thereon.
/s/ ERNST & YOUNG LLP
San Francisco, California
March 11, 2011
(d) Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board has determined that Joseph M. Donovan, the Chairman of our Audit Committee of the Board of Directors, qualifies as an audit committee financial expert and is “independent” as defined under the applicable rules of the New York Stock Exchange. See Item 6 — Directors, Senior Management and Employees.

ITEM 16B.	CODE OF ETHICS
We have adopted our (i) Board Governance Document, (ii) Code of Business Conduct and Ethics and (iii) Supplemental Code of Ethics for the Chief Executive Officer and Senior Officers. These documents, along with the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters are available under “Corporate Governance” in the About Us section of our website (www.flyleasing.com).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountants for the year ended December 31, 2010 were Ernst & Young LLP.
The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2010 and 2009 and fees billed for other services rendered (in thousands):

	For the year ended December 31,
	2010		2009
	Amount	%	Amount	%
Audit fees(1)	$997	92.8%	$1,036	95.0%
Audit-related fees	—	—	—	—
Tax fees	—	—	—	—
All other fees	77	7.2%	54	5.0%

Total	$1,074	100.0%	$1,090	100.0%

(1)	Audit fees include annual audit fees for Fly and its subsidiaries.

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors. The fees incurred in 2010 and 2009 were approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Issuer Purchases of Equity Securities
Pursuant to a Securities Repurchase Agreement, we repurchased 2,011,265 of our shares from Babcock & Brown on April 29, 2010 at a price of $8.78 per share or $17.7 million.
Our Board of Directors previously approved a share repurchase program that authorized the repurchase of up to $30.0 million of our shares that expired in June 2010 (“2008 Repurchase Program). We did not make any repurchases in 2010 under the 2008 Repurchase Program.
On May 3, 2010, our Board of Directors approved a $30.0 million share repurchase program expiring in May 2011 (“2010 Repurchase Program”). The purchases to be made from time to time will be in the open market or in privately negotiated transactions, and will be funded from available cash. The timing of the share repurchases under the 2010 Repurchase Program will depend on a variety of factors, including market conditions, and may be suspended or discontinued at any time.
The following table summarizes our repurchases of our common shares during 2010 under our 2010 Repurchase Program:

			Total Number of
			Shares	Approximate Dollar
			Purchased as Part	Value
	Total	Average	of a	of Shares that may
	Number	Price	Publicly	yet be
	of Shares	Paid Per	Announced	Purchased Under the
Period	Purchased	Share	Repurchased Plan	Plans or Programs
July 1-31, 2010 (1)	1,411,264	$10.50	1,411,264	$15.2 million
August 1-31, 2010	9,100	$11.10	9,100	$15.1 million
September 1-30, 2010	219,850	$11.97	219,850	$12.4 million
October 1-31, 2010	1,100	$12.50	1,100	$12.4 million

(1)	Pursuant to a Securities Repurchase Agreement, we repurchased the remaining 1,411,264 shares held by Babcock & Brown.
On March 8, 2011, we repurchased 1,035,438 shares held by a third party at a price of $11.93 per share or $12.3 million pursuant to a Stock Purchase Agreement.

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

Report of Independent Registered Public Accounting Firm
The Board of Directors
and Shareholders of Fly Leasing Limited
We have audited the accompanying consolidated balance sheets of Fly Leasing Limited as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fly Leasing Limited at December 31, 2010 and 2009, and consolidated results of its operations and its cash flows for each of the three years ended in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fly Leasing Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
San Francisco, California
March 11, 2011

Fly Leasing Limited
Consolidated Balance Sheets
AS OF DECEMBER 31, 2010 AND 2009
(Dollar amounts in thousands, except par value data)

	December 31, 2010	December 31, 2009

Assets
Cash and cash equivalents	$164,107	$95,972
Restricted cash and cash equivalents	164,935	139,241
Rent receivables	995	3,927
Investment in BBAM LP	9,655	—
Flight equipment held for operating leases, net	1,613,458	1,748,988
Deferred tax asset, net	3,046	10,465
Fair market value of derivative asset	2,226	30
Other assets, net	19,802	25,509

Total assets	1,978,224	2,024,132

Liabilities
Accounts payable and accrued liabilities	5,190	5,780
Rentals received in advance	9,868	9,656
Payable to related parties	1,539	8,106
Security deposits	31,682	34,425
Maintenance payment liability	135,019	118,224
Notes payable, net	596,190	657,649
Borrowings under aircraft acquisition facility	561,636	594,566
Credit facility	36,283	32,290
Aircraft note payable	30,000	—
Fair market value of derivative liabilities	82,436	65,726
Other liabilities	13,477	13,186

Total liabilities	1,503,320	1,539,608

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 26,707,501 and 30,279,948 shares issued and outstanding at December 31, 2010 and 2009, respectively	27	30
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	463,559	490,818
Retained earnings	77,984	47,844
Accumulated other comprehensive loss, net	(66,666)	(54,168)

Total shareholders’ equity	474,904	484,524

Total liabilities and shareholders’ equity	$1,978,224	$2,024,132

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Dollar amounts in thousands, except per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Revenues
Operating lease revenue	$219,655	$213,964	$218,940
Finance lease income	—	—	2,446
Equity earnings from BBAM LP	2,901	—	—
Gain on sale of aircraft	13,449	—	11,437
Gain on purchases of notes payable	—	82,666	—
Gain on sale of option to purchase notes payable	12,501	—	—
Lease termination settlement	2,298	8,307	—
Interest and other income	2,861	2,598	3,315

Total revenues	253,665	307,535	236,138

Expenses
Depreciation	84,032	83,650	74,161
Interest expense	75,748	80,925	81,689
Selling, general and administrative	25,413	21,094	20,989
Debt purchase option amortization	947	6,053	—
Maintenance and other costs	4,651	2,353	4,307

Total expenses	190,791	194,075	181,146

Net income before provision for income taxes	62,874	113,460	54,992
Provision for income taxes	10,207	24,367	6,867

Net income	$52,667	$89,093	$48,125

Weighted average number of shares:
Basic	28,264,227	30,831,637	33,524,074
Diluted	28,307,971	30,831,637	33,524,074
Earnings per share:
Basic and Diluted	$1.86	$2.89	$1.44
Dividends declared and paid per share	$0.80	$0.80	$2.00
The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Dollar amounts in thousands)

						Notes		Accumulated
					Additional	Receivable	Retained	Other	Total	Total
	Manager Shares		Common Shares		Paid-in	for Common	Earnings	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Shares	(Deficit)	Loss, net	Equity	Income (Loss)
Balance January 1, 2008	100	$—	33,603,450	$34	$506,339	$(1,827)	$2,345	$(16,389)	$490,502
Collections of notes receivable for common shares	—	—	—	—	—	1,827	—	—	1,827
Dividends to shareholders	—	—	—	—	—	—	(67,054)	—	(67,054)
Other	—	—	—	—	140	—	—	—	140
Shares repurchased	—	—	(1,114,539)	(2)	(6,597)	—	—	—	(6,599)
Net income	—	—	—	—	—	—	48,125	—	48,125	$48,125
Net change in the fair value of derivatives, net of deferred tax benefit of $11,075	—	—	—	—	—	—	—	(77,528)	(77,528)	(77,528)

Comprehensive loss, net										$(29,403)

Balance December 31, 2008	100	$—	32,488,911	$32	$499,882	$—	$(16,584)	$(93,917)	$389,413

Dividends to shareholders	—	—	—	—	—	—	(24,665)	—	(24,665)
Shares repurchased	—	—	(2,208,963)	(2)	(9,064)	—	—	—	(9,066)
Net income	—	—	—	—	—	—	89,093	—	89,093	$89,093
Net change in the fair value of derivatives, net of deferred tax liability of $5,710	—	—	—	—	—	—	—	39,974	39,974	39,974
Reclassified from other comprehensive income into earnings, net of deferred tax of $32	—	—	—	—	—	—	—	(225)	(225)	(225)

Comprehensive income, net										$128,842

Balance December 31, 2009	100	$—	30,279,948	$30	$490,818	$—	$47,844	$(54,168)	$484,524

Dividends to shareholders	—	—	—	—	—	—	(22,407)	—	(22,407)
Dividend equivalent	—	—	—	—	—	—	(120)	—	(120)
Shares repurchased	—	—	(3,652,579)	(3)	(35,484)	—	—	—	(35,487)
Shares issued in connection with vested share grants	—	—	80,132	—	(4)	—	—	—	(4)
Share-based compensation	—	—	—	—	3,720	—	—	—	3,720
Capital contribution from Babcock & Brown	—	—	—	—	4,509	—	—	—	4,509
Net income	—	—	—	—	—	—	52,667	—	52,667	$52,667
Net change in the fair value of derivatives, net of deferred tax liability of $1,840	—	—	—	—	—	—	—	(12,885)	(12,885)	(12,885)
Reclassified from other comprehensive income into earnings, net of deferred tax of $38	—	—	—	—	—	—	—	387	387	387

Comprehensive income, net										$40,169

Balance December 31, 2010	100	$—	26,707,501	$27	$463,559	$—	$77,984	$(66,666)	$474,904

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Dollar amounts in thousands)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Cash Flows from Operating Activities
Net Income	$52,667	$89,093	$48,125
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity earnings from BBAM LP	(2,901)	—	—
Gain on purchases of notes payable	—	(82,666)	—
Gain on sale of option to purchase notes payable	(12,501)	—	—
Gain on sale of aircraft	(13,449)	—	(11,437)
Depreciation	84,032	83,650	74,161
Amortization of debt issuance and extinguishment costs	8,788	7,251	7,532
Amortization of lease incentives	5,095	4,315	2,333
Amortization of debt purchase option	947	6,053	—
Amortization of lease discounts/premiums and other items	366	(1,349)	(1,910)
Direct finance lease income	—	—	(2,446)
Share-based compensation	3,720	—	—
Deferred income taxes	9,069	24,198	7,054
Unrealized gain on derivative instruments	(303)	(257)	(156)
Professional fees paid by Babcock & Brown	2,180	—	—
Maintenance payment liability relieved	(14,197)	—	(8,463)
Proceeds from termination of cross currency coupon swap contract	—	—	2,065
Changes in operating assets and liabilities:
Rent receivables	(60)	(829)	(3,316)
Other assets	—	3,499	(5,600)
Payable to related parties	(8,178)	5,378	430
Accounts payable and accrued liabilities	963	(2,948)	(1,973)
Rentals received in advance	212	180	1,801
Other liabilities	(1,225)	2,801	3,012

Net cash flows provided by operating activities	115,225	138,369	111,212

Cash Flows from Investing Activities
Investment in BBAM LP	(8,750)	—	—
Distributions from BBAM LP	916	—	—
Acquisition of aircraft comprising the Initial Portfolio	—	—	(54,068)
Purchase of flight equipment	(41,659)	—	(451,579)
Proceeds from sale of aircraft	100,911	—	42,145
Proceeds from direct finance lease	—	—	2,700
Lessor contribution to maintenance	(4,068)	(7,107)	(9,964)

Net cash flows provided by (used in) investing activities	47,350	(7,107)	(470,766)

Cash Flows from Financing Activities
Restricted cash and cash equivalents	(25,694)	(25,583)	(1,037)
Security deposits received	5,186	6,552	8,931
Security deposits returned	(4,089)	(6,741)	(5,913)
Maintenance payment liability receipts	44,398	38,208	39,137
Maintenance payment liability disbursements	(6,143)	(8,510)	(7,687)
Debt issuance costs	(221)	(204)	(894)
Option to purchase notes payable	—	(7,000)	—
Proceeds from sale of option to purchase notes payable	12,501	—	—
Proceeds from aircraft note payable	29,548	—	—
Proceeds from credit facility	5,894	30,837	—
Proceeds from aircraft acquisition facility	—	—	464,898
Notes payable purchases	—	(82,976)	—
Repayment of notes payable	(61,905)	—	(24,908)
Repayment of aircraft acquisition facility	(32,930)	(2,905)	—

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Repayment of credit facility	(3,716)	—	—
Proceeds from termination of interest rate swap contract	745	—	—
Collections of notes receivable for common shares	—	—	1,827
Shares repurchased	(35,487)	(9,066)	(6,599)
Dividends	(22,407)	(24,665)	(67,054)
Dividend equivalents	(120)	—	—

Net cash flows used in financing activities	(94,440)	(92,053)	400,701

Net increase in cash	68,135	39,209	41,147
Cash at beginning of period	95,972	56,763	15,616

Cash at end of period	$164,107	$95,972	$56,763

Supplemental Disclosure:
Cash paid during the period for:
Interest	$65,688	$73,420	$72,936
Taxes	1,193	32	659
Noncash Activities:
Security deposits netted against end of lease payments	2,280	—	—
Maintenance payment liabilities and claims netted against end of lease payments	436	—	—
Rent received netted against sales price from sale of flight equipment	319	—	—
Security deposits netted against sales price from sale of flight equipment	791	—	(946)
Maintenance payment liabilities and claims netted against sales price from sale of flight equipment	5,411	—	—
Security deposits netted against purchase of flight equipment	—	—	10,693
Maintenance payment liabilities netted against purchase of flight equipment	—	—	15,689
Other liabilities netted against purchase of flight equipment	—	—	2,267
Security deposit applied to rent receivables	769	1,050	—
Maintenance payment claim applied to rent receivables	1,416	—	—
Withholding taxes netted against distributions received from BBAM LP	1,080	—	—
Debt issuance costs netted with proceeds from aircraft note payable	452	—	—
Capital contribution from Babcock & Brown	4,509	—	—
Debt issuance costs netted with proceeds from credit facility	1,815	1,453	—
The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Notes to Consolidated Financial Statements
For the year ended December 31, 2010
1. ORGANIZATION
Fly Leasing Limited (formerly Babcock & Brown Air Limited, the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The change of name was approved by the shareholders of the Company at the Annual General Meeting held on June 29, 2010. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.
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
On November 7, 2007, a subsidiary of the Company, B&B Air Acquisition, entered into a revolving credit facility (the “Aircraft Acquisition Facility”) that provided for up to $1.2 billion of financing for additional aircraft including a $96.0 million equity tranche from Fly. (See Note 7)
Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.
In accordance with the Company’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (formerly Babcock & Brown Air Management Co. Limited, the “Manager”) for no consideration. Subject to the provisions of the Company’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s amended and restated bye-laws, have no voting rights.
On April 29, 2010, the management team of the Company’s manager and servicer, through Summit Aviation Partners LLC (“Summit”) purchased substantially all of the aviation assets of Babcock & Brown and its affiliates, including Babcock & Brown’s ownership interests in the Manager and certain other companies that manage and service Fly and its aircraft portfolio (“Aviation Assets Purchase Transaction”).
On April 29, 2010, the Company through its wholly-owned subsidiary, Fly-BBAM Holdings, Ltd. (“Fly-BBAM”), purchased a 15% interest in BBAM Limited Partnership (“BBAM LP”), a newly formed, privately-held aircraft leasing and management business for $8.75 million. Summit owns the remaining 85% interest in BBAM LP. BBAM LP provides management and administrative services to Fly, including servicing of its aircraft portfolio.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PREPARATION
Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly would consolidate a Variable Interest Entity (“VIE”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.
The Company has one operating and reportable segment which is aircraft leasing.

USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.
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
•
Beginning November 2012, the Company is required to repay its outstanding borrowings under the Aircraft Acquisition Facility in four quarterly installments. The Company intends to refinance the Aircraft Acquisition Facility, but may not be able to do so on terms acceptable to the Company. In addition, the Company is subject to risks associated with movements in interest rates, which may impact the Company’s obligations under its debt facilities and its derivative contracts. The Company also bears the credit risks of its counterparties in its derivative contracts.

•	The Company relies and is depended upon an external servicer to manage its business and service its aircraft portfolio.
CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.
RESTRICTED CASH AND CASH EQUIVALENTS
Pursuant to the Company’s debt facilities, payments received from lessees serve as collateral to the lenders and are thus subject to withdrawal restrictions. The Company’s restricted cash and cash equivalents consist primarily of (i) security deposits and certain maintenance payments received from lessees under the terms of various lease agreements, (ii) a portion of rents collected is required to be held as cash collateral and (iii) other cash, all of which are subject to withdrawal restrictions pursuant to the order of priority governed by the Company’s credit agreements which are further described in Notes 7 and 8.
All restricted cash is held by major financial institutions in segregated accounts.
RENT RECEIVABLES
Rent receivables represent unpaid lessee obligations under existing lease contracts. Any allowance for doubtful accounts is established on a specific identification basis and is maintained at a level believed by management to be adequate to absorb probable losses inherent in rent receivables. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor’s operating environment and geographical areas. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends impacting the lessees and its credit worthiness, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2010 and 2009, the Company had no allowance for doubtful accounts, although the Company has two lessees on non-accrual status. The Company recognizes revenue from the two lessees when cash is received.

INVESTMENT IN BBAM LP
Fly has a 15% interest in BBAM LP. The Company does not have voting control or otherwise control BBAM LP. Fly accounts for its interest using the equity method under which its investment is initially recorded at cost. The carrying amount of Fly’s investment is affected by the Company’s share of BBAM LP’s income and losses, and distributions of dividends and capital. The Company amortizes the difference between the cost of its initial investment and its share of underlying equity in the net assets of BBAM LP against its equity earnings from BBAM LP.
The Company periodically reviews the carrying amount of its investment in BBAM LP, or whenever events or changes in circumstances indicate that a decline in value may have occurred. If the investment is determined to be impaired on an other-than-temporary basis, a loss equal to the difference between the fair value of the investment and its carrying value is recorded in the period of identification.
FLIGHT EQUIPMENT HELD FOR SALE
In accordance with guidance provided by FASB, flight equipment is classified as held for sale when the Company commits to and commences a plan of sale that is reasonably expected to be completed within one year. Flight equipment held for sale is stated at the lower of carrying value or fair value less estimated cost to sell.
Flight equipment held for sale is not depreciated. Subsequent changes to the asset’s fair value, either increases or decreases, are recorded as adjustments to the carrying value of the flight equipment. However, any such adjustment would not exceed the original carrying value of the flight equipment held for sale. There was no flight equipment held for sale as of December 31, 2010 and 2009.
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
Estimated residual values and useful lives of flight equipment are reviewed and adjusted, if appropriate, at each reporting period. As of December 31, 2010 and 2009, management’s estimates of residual values for flight equipment held for operating leases averaged 12.8% and 13.3%, respectively, of the original manufacturer’s estimated realized price.
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

At the time of an aircraft acquisition, the Company evaluates whether the lease acquired with the aircraft is at fair market value by comparing the contractual lease rates to the range of current lease rates of like aircraft. A lease premium is recognized when it is determined that the acquired lease’s terms are above market value; lease discounts are recognized when it is determined that the acquired lease’s terms are below fair market value. Lease discounts are capitalized into other liabilities and accreted as additional rental revenue on a straight-line basis over the lease term. Lease premiums are capitalized into other assets and amortized against rental revenue on a straight-line basis over the lease term.
IMPAIRMENT OF FLIGHT EQUIPMENT
The Company evaluates flight equipment for impairment at least annually and when circumstances indicate that the carrying amounts of such assets may not be recoverable. Our evaluation of impairment indicators include, but are not limited to, recent transactions for similar aircraft, adverse changes in market conditions for specific aircraft types, third party appraisals of specific aircraft, published values for similar aircraft, any occurrences of adverse changes in the aviation industry and the overall market conditions that could impact the fair value of our aircraft. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will assess whether the carrying values of the flight equipment exceed the fair values and an impairment loss is required. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under current market conditions and assume adequate time for a sale between a willing and able buyer and a willing seller. Expected future lease rates are based on all relevant information available, including the existing lease, current contracted rates for similar aircraft, appraisal data and industry trends. Residual value assumptions generally reflect an aircraft’s salvage value, except where more recent industry information indicates a different value is appropriate.
The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs. There were no impairment losses recognized for the years ended December 31, 2010, 2009 and 2008.
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
Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income (loss), net of tax, until earnings are affected by the variability of cash flows of the hedged item.
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

OTHER ASSETS
Other assets consist primarily of debt issuance costs, unamortized lease premiums, initial direct lease costs and other miscellaneous receivables. The Company capitalizes costs incurred in arranging financing as debt issuance costs. Debt issuance costs are amortized to interest expense using the effective interest method over the terms of the credit facilities. Lease premiums are amortized into operating lease income over the lease term.
SECURITY DEPOSITS
In the normal course of leasing aircraft to third parties under its lease agreements, the Company receives cash or letters of credit as security for certain contractual obligations. At December 31, 2010 and 2009, security deposits represent cash received from the lessee that is held on deposit until termination of the lease. Security deposits are returned to the lessee at lease end or taken into income if the lessee fails to perform under their lease.
MAINTENANCE PAYMENT LIABILITY
The Company’s flight equipment is typically subject to triple-net leases under which the lessee is responsible for maintenance, insurance and taxes. Fly’s operating leases also obligate the lessees to comply with all governmental requirements applicable to the flight equipment, including without limitation, operational, maintenance, registration requirements and airworthiness directives.
Under the terms of the lease agreements, cash collected from lessees for future maintenance of the aircraft is recorded as maintenance payment liabilities. The Company does not recognize such maintenance payments as revenue during the lease. Maintenance payment liabilities are attributable to specific aircraft and are typically based on hours or cycles of utilization, depending upon the component. Upon occurrence of qualified maintenance events, the lessee submits a request for reimbursement and upon disbursement of the funds, the liability is relieved.
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
Maintenance payment liability balances at the end of a lease or any amount received as part of a redelivery adjustment are recorded as lease revenue at lease termination, including early termination upon a default. When flight equipment is sold, the maintenance payment liability amounts may be remitted to the buyer in accordance with the terms of the related agreements and are released from the balance sheet as part of the disposition gain or loss.
REVENUE RECOGNITION
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, they are deferred and recognized in the period in which the recognition criteria are met. Rental income from aircraft is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee the option to extend the lease for an additional term. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when collection is not reasonably assured.
SHARE-BASED COMPENSATION
On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The Company made an aggregate grant of 599,999 stock appreciation rights (“SARs”) and restricted stock units (“RSUs”) to certain employees of BBAM LP who provide services to the Company pursuant to certain management and servicing agreements in 2010. On March 1, 2011, we made an additional grant of 600,001 SARs and RSUs under the 2010 Plan to certain employees of BBAM LP. In accordance with GAAP, compensation expense associated with grants to employees are valued at the grant date and amortized on a straight-line over the service period. Grants to non-employees are initially measured at grant date, and then re-measured at each interim reporting period until the awards are vested. Determining the appropriate fair value model and calculation of the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeitures and expected grant life.

TAXES
The Company provides for income taxes by tax jurisdiction (see Note 12). Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statements and tax basis of existing assets and liabilities at the enacted tax rates expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amount which management ultimately expects to be more-likely-than-not realized.
The Company applies a recognition threshold of more-likely-than-not to be sustained in the examination of tax uncertainty in income taxes. Measurement of the tax uncertainty occurs if the recognition threshold has been met. The Company has elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during the years ended December 31, 2010, 2009 and 2008.
NEW ACCOUNTING PRONOUNCEMENTS
On January 21, 2010, the FASB issued an accounting standard update that requires an entity to provide additional disclosure regarding fair value measurements including: (i) the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, (ii) the reasons for any transfers in or out of Level 3 and (iii) information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis (“Level 3 Reconciliation Information”). In addition to these new disclosure requirements, certain existing disclosure requirements were also clarified. Except for the Level 3 Reconciliation Information requirement, the accounting standard update was effective for interim and annual reporting periods beginning in 2010.
In accordance with a FASB pronouncement, commencing March 31, 2010 the Company has performed, as applicable, ongoing analysis and reassessment to determine whether it holds a variable interest or interests that give it a controlling financial interest in any variable interest entity. The pronouncement identified the characteristics of the primary beneficiary of a variable interest entity and amended the guidance for determining whether an entity is a variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance.
3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASES
As of December 31, 2010 and 2009, the Company had 59 and 62 aircraft held for operating leases, respectively. In September 2010, the Company entered into sale-leaseback agreements with flydubai for the purchase of three new aircraft for an aggregate purchase price of approximately $122.4 million. In October 2010, the Company sold its right to purchase one of these aircraft to a third party, earning a net fee of $1.2 million. The Company purchased the remaining two aircraft in December 2010 and February 2011.
Also during the year ended December 31, 2010, the Company sold four aircraft from its Initial Portfolio and recognized a gain on sale totaling $13.4 million. A portion of the proceeds received from the aircraft sales was used to repay the Note balance associated with the four aircraft.
Flight equipment held for operating leases consist of the following:

	December 31, 2010	December 31, 2009
	(Dollars in thousands)
Cost	$1,847,899	$1,912,825
Accumulated depreciation	(234,441)	(163,837)

Net Flight Equipment Held for Operating Leases	$1,613,458	$1,748,988

The Company capitalized $2.0 million of major maintenance expenditures for the year ended December 31, 2009. These amounts have been included in flight equipment held for operating leases. The Company did not capitalize any major maintenance expenditures for the year ended December 31, 2010.

The classification of the net book value of flight equipment held for operating leases and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the aircraft lessee.
The distribution of the net book value of flight equipment held for operating leases by geographic region is as follows:

	December 31, 2010		December 31, 2009
	(Dollars in thousands)
Europe, Middle East and Africa:
Germany	$94,247	6%	$130,674	8%
The Netherlands	121,157	8%	126,636	7%
Russia	48,992	3%	82,567	5%
Spain	74,943	5%	77,791	4%
United Kingdom	104,661	7%	72,569	4%
Other	358,364	21%	334,338	19%

Europe, Middle East and Africa — Total	802,364	50%	824,575	47%

Asia Pacific:
India	210,687	13%	254,141	15%
China	66,060	4%	142,925	8%
Other	63,460	4%	36,302	2%

Asia Pacific — Total	340,207	21%	433,368	25%

North America:
United States	277,555	17%	302,756	17%
Other	37,626	3%	39,115	3%

North America — Total	315,181	20%	341,871	20%

Mexico, South and Central America:
Mexico	129,537	8%	149,174	8%

Mexico, South and Central America — Total	129,537	8%	149,174	8%

Off-Lease — Total	26,169	1%	—	—

Total Flight Equipment	$1,613,458	100%	$1,748,988	100%

At December 31, 2010, aircraft held for operating leases were on lease to 34 lessees in 23 countries. We had four aircraft subject to lease at December 31, 2010 of which two of the aircraft were delivered to the new lessee in January 2011. The remaining two aircraft are expected to be delivered to the new lessee during the first half of 2011. We had one aircraft that was off-lease at December 31, 2010 which was delivered to a new lessee in March 2011. At December 31, 2009, aircraft held for operating leases were on lease to 36 lessees in 19 countries.

The distribution of operating lease revenue by geographic region for the years ended December 31, 2010, 2009 and 2008 is as follows:

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2010		2009		2008
	(Dollars in thousands)
Europe, Middle East and Africa:
Germany	$15,284	7%	$17,174	8%	$16,353	7%
The Netherlands	16,367	8%	16,331	8%	13,990	6%
Russia	12,719	6%	10,034	5%	3,748	2%
Spain	8,213	4%	8,213	4%	7,630	4%
United Kingdom	9,255	4%	9,624	5%	17,388	8%
Switzerland	6,199	3%	8,423	4%	13,296	6%
Other	41,232	18%	34,405	15%	30,789	14%

Europe, Middle East and Africa — Total	109,269	50%	104,204	49%	103,194	47%

Asia Pacific:
India	24,430	11%	27,451	13%	26,604	12%
China	15,636	7%	16,391	8%	17,491	8%
Other	4,882	2%	3,017	1%	3,553	2%

Asia Pacific — Total	44,948	20%	46,859	22%	47,648	22%

North America:
United States	41,725	19%	39,600	19%	39,180	18%
Other	4,932	2%	5,009	2%	5,007	2%

North America — Total	46,657	21%	44,609	21%	44,187	20%

Mexico, South and Central America:
Mexico	18,781	9%	18,292	8%	19,802	9%
Other	—	—	—	—	4,109	2%

Mexico, South and Central America — Total	18,781	9%	18,292	8%	23,911	11%

Total Operating Lease Revenue	$219,655	100%	$213,964	100%	$218,940	100%

The Company had no customer that accounted for 10% or more of total operating lease revenue for the years ended December 31, 2010, 2009 and 2008. In 2009, the Company stopped accruing rent from one lessee due to concerns about the lessee’s financial condition and only recognizes revenue as cash is received from the lessee. The Company collected rental revenue of $5.8 million and $2.9 million from this lessee during the years ended December 31, 2010 and 2009, respectively. In July 2010, the Company stopped accruing rent from a second lessee due to concerns about the lessee’s financial condition and only recognizes revenue as cash is received from the lessee. The Company recognized revenue of $5.2 million from this lessee during the year ended December 31, 2010.
For the years ended December 31, 2010 and 2008, the Company included maintenance payment liabilities retained at the end of lease and aircraft redelivery income in operating lease revenue totaling $21.4 million and $11.7 million, respectively. The Company did not recognize any maintenance payment liabilities retained at the end of lease or aircraft redelivery income in 2009.
The amortization of lease discounts, net of lease premiums which have been included as a component of operating lease revenue was approximately $0.3 million, $2.0 million and $2.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.
On August 2, 2010, one of the Company’s lessees, Mexicana Airlines (“Mexicana”), sought protection from its creditors with bankruptcy filings. The Company had one aircraft on lease with Mexicana and terminated the lease on August 9, 2010. The Company entered into a court approved settlement agreement with Mexicana on October 12, 2010 and the Company has taken repossession of this aircraft. In connection with the termination of the lease, the Company recognized end of lease income of $2.9 million. In addition, the Company wrote off receivables of $0.3 million and recorded maintenance and repossession related expenses of approximately $0.7 million. The Company expects to incur substantial additional charges to prepare the aircraft for re-lease.
On October 29, 2010, the Company terminated a lease with one of its lessees, Moscow Airlines. Fly repossessed this aircraft and in February 2011, the Company signed a lease agreement with a new lessee operating out of Mexico. The aircraft was delivered to the new lessee in March 2011.
As of December 31, 2010 and 2009, the weighted average remaining lease term of the Company’s aircraft portfolio was 4.6 years and 4.8 years, respectively.

Presented below are the contracted future minimum rental payments due under non-cancellable operating leases, as of December 31, 2010. For leases that have floating rental rates based on the six-month LIBOR, the future minimum rental payments due assume that the rental payment due as of December 31, 2010 is held constant for the duration of the lease. Income from the five aircraft on ground is not reflected in the future minimum rental payments.

Year ending December 31,	(Dollars in thousands)
2011	$190,412
2012	182,936
2013	153,369
2014	134,730
2015	107,973
Thereafter	89,334

Future minimum rental payments under operating leases	$858,754

For the years ended December 31, 2010, 2009 and 2008, amortization of lease incentives recorded as a reduction of operating lease revenue totaled $5.1 million, $4.3 million and $2.3 million, respectively. At December 31, 2010, lease incentive amortization for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)
2011	$5,610
2012	5,610
2013	3,656
2014	2,075
2015	1,901
Thereafter	1,466

Future amortization of lease incentives	$20,318

In connection with the early termination of four leases in a prior period, the Company reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, the Company received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million to be paid in monthly installments through 2012 with interest at 8.0% per annum. During the years ended December 31, 2010 and 2009, payments totaling $2.3 million and $8.3 million were received, respectively, and $2.3 million remains to be collected under the settlement agreement. Future payments will be recognized as income as cash is received.
4. INVESTMENT IN BBAM LP
On April 29, 2010, the Company through its wholly-owned subsidiary, Fly-BBAM, purchased a 15% interest in BBAM LP, a newly formed, privately-held aircraft leasing and management business for $8.75 million. BBAM LP provides management and administrative services to Fly, including servicing of its aircraft portfolio. Summit owns the remaining 85% interest in BBAM LP.
The Company accounts for its investment in BBAM LP using the equity method. In 2010, the Company recognized $2.9 million in equity earnings from its investment in BBAM LP and received distributions totaling $2.0 million. The Company amortizes the difference between the cost of its initial investment and its share of underlying equity in the net assets of BBAM LP against its equity earnings from BBAM LP.
5. OTHER ASSETS
The principal components of the Company’s other assets are as follows:

	December 31, 2010	December 31, 2009
	(Dollars in thousands)
Loan issuance costs, net	$14,069	$17,983
Lease premiums	2,918	3,519
Other assets	2,815	4,007

Total other assets	$19,802	$25,509

For the years ended December 31, 2010, 2009 and 2008, the Company amortized $8.1 million, $7.3 million and $6.9 million, respectively, of loan issuance cost into interest expense.
As of December 31, 2010 and 2009, the accumulated amortization associated with the loan issuance costs was $23.7 million and $15.6 million, respectively.
For the years ended December 31, 2010, 2009 and 2008, amortization of lease premiums recorded against operating lease revenue totaled $0.6 million in each respective year. The amortization into operating lease revenue of unamortized lease premiums at December 31, 2010 for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)
2011	$601
2012	601
2013	601
2014	601
2015	514
Thereafter	—

Total future amortization of lease premiums	$2,918

6. NOTES PAYABLE
On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”) at an offering price of 99.71282%. The Notes generated net proceeds of approximately $850.6 million after deducting initial purchaser’s discounts, which were used to partially finance the acquisition of aircraft. The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly.
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
During the year ended December 31, 2009, the Company, through a wholly-owned subsidiary, purchased a total of $169.4 million principal amount of the Notes, for a total purchase price of $83.0 million, including associated expenses. These amounts include $50.0 million principal amount of Notes purchased on exercise of an option. In connection with the purchase of the Notes, the Company expensed loan issuance costs and the unamortized discount associated with the original issuance of the Notes totaling $3.8 million. The Company recognized a pre-tax gain of $82.7 million on the purchase of Notes. As of December 31, 2010 and 2009, the outstanding balance of the Notes owned by the Company through a wholly-owned subsidiary was $153.5 million and $169.4 million, respectively. The purchased Notes remain outstanding.
As of December 31, 2010 and 2009, the Notes balance was $596.8 million and $658.7 million, respectively, which is net of the Notes owned by the Company’s subsidiary totaling $153.5 million and $169.4 million, respectively. The unamortized discount associated with the Notes totaled $0.6 million and $1.0 million as of December 31, 2010 and 2009, respectively. Accrued interest totaled $0.3 million each at December 31, 2010 and 2009.
For each month between July 2010 and August 2012, there are scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. Of this amount, approximately $0.2 million will be paid to a subsidiary of the Company, in respect of Notes that it purchased and continues to hold. Scheduled principal payments made in 2010 totaled $4.6 million, of which $0.9 million was paid to the Company’s subsidiary.

Pursuant to the indenture governing the Notes, a portion of the proceeds received from the sale of any aircraft included in the Initial Portfolio must be applied to repay the debt allocated to such aircraft. In connection with the sale of four aircraft in 2010, the Company repaid approximately $73.2 million of associated debt and approximately $15.0 million was returned to the Company’s subsidiary, in respect of the Notes it purchased.
The Company did not make any principal repayments during the year ended December 31, 2009.
Effective after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. Approximately 20% of the principal repayments made by B&B Air Funding will be returned to the Company in respect of Notes it purchased and continues to hold. The final maturity date of the Notes is November 14, 2033.
Presented below are the anticipated future minimum principal payments due for the Notes as of December 31, 2010.

Year ending December 31,	(Dollars in thousands)
2011	$8,456
2012	30,926
2013	63,352
2014	67,494
2015	71,420
Thereafter	355,123

Future Minimum Principal Payments Due	$596,771

The Company may, on a payment date, redeem the Notes in whole or from time to time in part, at certain redemption prices, together with accrued and unpaid interest, as specified in the indenture governing the Notes, but excluding, the date fixed for redemption, if redeemed on the dates indicated below:

Redemption Date	Price
Before April 14, 2011	100.17%
On or after April 14, 2011, but before October 14, 2011	100.09%
On or after October 14, 2011	100.00%
B&B Air Funding is subject to financial and operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. Beginning August 2012, it will also be subject to an interest coverage ratio. A breach of the covenants could result in the acceleration of the Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale. As of December 31, 2010, B&B Air Funding was not in default under the Notes.
In conjunction with the closing of the Aviation Assets Purchase Transaction, the indenture for the Notes was amended on April 29, 2010 to remove a servicer termination event which would have been triggered if Babcock & Brown ceased to own at least 50.1% of the voting equity or economic interest in BBAM. Servicer termination events now include the following:
•	Bankruptcy or insolvency of BBAM LP;
•	BBAM LP ceases to own, directly or indirectly, at least 50% of the Servicer;
•
Summit ceases to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million;

•	Steven Zissis ceases to be the President or Chief Executive Officer or equivalent position of BBAM LP at any time prior to April 29, 2015 for any reason other than death or disability; and
•
50% or more of the Servicer’s key finance and legal team or technical and marketing team cease to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

During the year ended December 31, 2010, the Company sold to an unrelated third party its remaining option to purchase up to $50.0 million principal amount of Notes for 48% of the principal amount and received $12.5 million as consideration.
In connection with the issuance of the Notes, B&B Air Funding also entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Note Liquidity Facility. As of December 31, 2010 and 2009, B&B Air Funding had not drawn on the Note Liquidity Facility.
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
7. AIRCRAFT ACQUISITION FACILITY

	Balance as of	Balance as of
Aircraft Acquisition Facility:	December 31, 2010	December 31, 2009
	(Dollars in thousands)
Principal — Tranche A	$377,636	$410,566
Principal — Tranche B	184,000	184,000

Borrowings under aircraft acquisition facility	561,636	594,566
Equity Tranche	96,000	96,000

Total Aircraft Acquisition Facility	$657,636	$690,566

On November 7, 2007, B&B Air Acquisition entered into a revolving credit facility (the “Aircraft Acquisition Facility”) that provided for aircraft financing consisting of up to a $920.0 million Tranche A borrowing, $184.0 million Tranche B borrowing and a $96.0 million equity tranche from Fly. Tranches A and B are provided by a consortium of third party lenders and are subject to customary terms and conditions. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009, and the Company may not borrow any additional amounts. B&B Air Acquisition funds a cash collateral account that was established for the benefit of the lenders in accordance with the facility agreement. As of December 31, 2010 and 2009, the cash collateral account had a balance of $38.4 million and $30.4 million, respectively.
Since November 6, 2009, all available cash flow from the aircraft held by B&B Air Acquisition is required to be applied to the outstanding principal balance after payment of interest, certain expenses and a return paid to Fly on its $96.0 million equity tranche. The equity tranche accrues interest at a rate such that the aggregate monthly interest of the entire facility reflects an interest rate of one-month LIBOR plus 2.5%. During the years ended December 31, 2010 and 2009, the Company made principal repayments on the Aircraft Acquisition Facility of $32.9 million and $2.9 million, respectively.
Subject to an extension by the lenders as provided in the agreement, all amounts outstanding at November 6, 2012 must be repaid in four quarterly installments.
For the years specified below, the estimated net cash flows to be generated by the aircraft held by B&B Air Acquisition that are anticipated to be applied to the outstanding principal balance of the Aircraft Acquisition Facility as of December 31, 2010, are as follows:

Year ending December 31,	(Dollars in thousands)
2011	$31,911
2012	154,244
2013	375,481
2014 and thereafter	—

Future Minimum Principal Payments Due	$561,636

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
The Aircraft Acquisition Facility also contains affirmative covenants customary for secured aircraft financings. Further, B&B Air Acquisition must maintain certain interest coverage ratios and loan to value ratios, and the aircraft in B&B Air Acquisition’s portfolio must comply with certain concentration limits. A breach of these requirements would result in either an event of default or a requirement to post additional cash collateral under the Aircraft Acquisition Facility.
In conjunction with the closing of the Aviation Assets Purchase Transaction, the loan agreement for the facility was amended on April 29, 2010 to remove defaults which would have been triggered if Babcock & Brown ceased to hold at least 5% of the Company’s shares or 51% of the capital stock of BBAM. Pursuant to the amendment, default events now include (i) BBAM LP ceases to own 51% of the Servicer or (ii) the Company ceases to own at least 5% of BBAM LP.
In addition, the Company amended the servicing agreement to remove a servicer termination event linked to the failure to deliver certain financial statements of Babcock & Brown. Pursuant to the amendment, the Servicer must deliver financial statements of BBAM LP on a quarterly and annual basis to the lenders and to Fly.
8. CREDIT FACILITY
The Company had a $32.3 million credit facility (the “Credit Facility”) with an international commercial bank. As of December 31, 2009, the Company had borrowed $32.3 million under the agreement. The Credit Facility was secured by a pledge of the Company’s rights, title and interest in $119.4 million principal amount of Notes purchased by a wholly-owned subsidiary of the Company.
On August 16, 2010, the Credit Facility was amended and restated to increase the Company’s borrowing capacity to up to $85.0 million with a lower collateral requirement which in turn lowered interest cost. The amended Credit Facility has a scheduled maturity date of August 16, 2011 and provides for four one-year extension options with a payment of an extension fee equal to 3.5% to 5.0% of the then outstanding principal amount. In accordance with GAAP, the extension options are accounted for as derivative instruments. As of December 31, 2010, the extension options had nominal value.
As of December 31, 2010, the Company had an outstanding balance of $36.3 million under the amended Credit Facility. The amended Credit Facility is currently secured by a pledge of the Company’s rights, title and interest in $72.6 million principal amount of Notes held by a wholly-owned subsidiary of the Company. The interest due on the borrowings under the amended Credit Facility is equal to the interest paid by B&B Air Funding in respect of the Notes pledged. Pursuant to the terms of the loan agreement, a portion of principal repayment amounts received by the subsidiary from B&B Air Funding in respect of the Notes pledged must be applied to pay down the facility to maintain a 2:1 ratio of collateral to loan balance.
The Company is subject to certain interest coverage ratios and other financial covenants as specified in the amended Credit Facility. As of December 31, 2010, the Company was not in default under the amended Credit Facility.
9. AIRCRAFT NOTE PAYABLE
To partially finance the acquisition of an aircraft in December 2010, the Company entered into a loan agreement with an international commercial bank to borrow $30.0 million. The loan agreement is secured by a pledge of the Company’s rights, title and interest in the aircraft.
The note payable accrues interest at a fixed rate of 6.41% per annum based on the outstanding principal, and requires quarterly principal and interest payments of approximately $0.9 million commencing on March 7, 2011 and a balloon payment of $14.0 million at the scheduled maturity date of December 7, 2018.

Presented below are the anticipated future minimum principal payments due for the note payable as of December 31, 2010:

Year ending December 31,	(Dollars in thousands)
2011	$1,657
2012	1,783
2013	1,900
2014	2,025
2015	2,157
Thereafter	20,478

Future Minimum Principal Payments Due	$30,000

10. DERIVATIVES
The Company uses interest rate swap contracts to hedge variable interest payments due on (i) the Notes and (ii) borrowings under the Aircraft Acquisition Facility, associated with aircraft under fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of December 31, 2010 and 2009, the Company had interest rate swap contracts with notional amounts aggregating $1,108.8 million and $1,175.8 million, respectively. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $82.4 million and $65.7 million as of December 31, 2010 and 2009, respectively.
To mitigate its exposure to foreign currency exchange fluctuations, the Company has entered into a cross currency coupon swap contract in conjunction with a lease in which a portion of the lease rentals are denominated in Euros. Pursuant to the cross currency swap, the Company receives $1.7 million quarterly based on a fixed Euro to U.S. Dollar conversion rate of 1.4452 per Euro until January 15, 2016, the maturity date of the swap contract. As of December 31, 2010 and 2009, the unrealized fair market value gain on the cross currency swap contract, reflected as a derivative asset, was $2.2 million and $30,000, respectively.
The Company’s interest rate and foreign currency derivatives are accounted for as cash flow hedges. The changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. For the period ended December 31, 2010, the Company recorded a net unrealized loss of $12.9 million, after the applicable net tax benefit of $1.8 million. For the period ended December 31, 2009, the Company recorded a net unrealized gain of $40.0 million, after the applicable net tax provision of $5.7 million. For the period ended December 31, 2008, the Company recorded a net unrealized loss of $77.5 million, after the applicable net tax benefit of $11.1 million. (See Note 15)
The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of Fly’s credit risk in valuing derivative liabilities. The counterparties to the Company’s derivative instruments are investment graded with long-term foreign issue ratings ranging from A+ to AA by Standard and Poor’s. The Company does not anticipate any of its counterparties to default on their obligations.
The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

As of December 31, 2010, the Company had the following net interest rate swap derivative liabilities (dollar amounts in thousands):

								Gain
								Reclassified
					Adjusted		Loss	from
			Fair		Fair		Recognized in	Accumulated
		Swap	Market		Market		Accumulated	Other
	Hedge	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
	Interest	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Maturity Date	Rate	Amount	Liability	Adjustment	Liability	Benefit	Loss	Income
Interest rate swap contracts:
10/14/2015	4.93%	$234,231	$(23,155)	$1,269	$(21,886)	$2,736	$(19,150)	$—
10/14/2015	4.93%	234,231	(23,155)	1,269	(21,886)	2,736	(19,150)	—
11/15/2015	4.36%	26,368	(2,622)	155	(2,467)	308	(2,159)	—
12/15/2015	4.37%	26,374	(2,633)	156	(2,477)	310	(2,167)	—
9/15/2015	4.36%	26,892	(2,678)	158	(2,520)	315	(2,205)	—
11/15/2015	4.37%	26,643	(2,672)	159	(2,513)	314	(2,199)	—
1/14/2015	3.40%	63,019	(3,784)	167	(3,617)	452	(3,165)	—
3/15/2018	3.31%	179,183	(8,564)	301	(8,263)	1,033	(7,230)	—
8/15/2015	3.85%	27,396	(1,818)	88	(1,730)	216	(1,514)	—
5/15/2016	4.49%	44,037	(4,207)	241	(3,966)	496	(3,470)	—
3/15/2015	4.22%	26,413	(2,464)	139	(2,325)	291	(2,034)	—
4/15/2015	4.07%	28,395	(2,503)	141	(2,362)	295	(2,067)	—
10/15/2016	4.25%	26,413	(2,514)	150	(2,364)	295	(2,069)	—
10/15/2012	2.30%	109,175	(3,266)	107	(3,159)	395	(2,764)	—
02/01/2019	2.06%	30,000	1,110	(85)	1,025	(128)	897	—
Accrued Interest			(1,926)		(1,926)			—
Terminated Contract		—	—	—	—	(92)	645	7

Total — derivative liabilities		$1,108,770	$(86,851)	$4,415	$(82,436)	$9,972	$(69,801)	$7

As of December 31, 2010, the Company had the following foreign currency derivative asset (dollar amounts in thousands):

								Gain
								Reclassified
					Adjusted		Gain	from
			Fair		Fair		Recognized in	Accumulated
	EURO to	Swap	Market		Market		Accumulated	Other
	US Dollar	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
	Conversion	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Maturity Date	Rate	Amount	Instrument	Adjustment	Instrument	Liability	Loss	Income
Cross currency coupon swap contract:
1/15/2016	1EURO to US1.4452	1,650	2,331	(106)	2,225	(278)	1,947	—
Terminated Contract		—	—	—	—	(170)	1,188	258

Total — derivative asset		$1,650	$2,331	$(106)	$2,225	$(448)	$3,135	$258

During 2010, the Company terminated an interest rate swap contract and received settlement proceeds totaling $0.7 million which is being amortized over eight years, the original term of the contract, as a reduction to interest expense. The amount from the terminated interest rate swap contract that will be amortized into interest expense for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)
2011	$121
2012	114
2013	106
2014	98
2015	90
Thereafter	208

Total future amortization of terminated interest rate swap contract	$737

On February 3, 2011, the Company terminated an interest rate swap contract and received settlement proceeds totaling $1.4 million. The proceeds from the terminated interest rate swap contract will be amortized as a reduction to interest expense over eight years, the original term of the contract.

During 2008, the Company terminated a cross currency swap contract and received settlement proceeds totaling $2.1 million which is being amortized into operating lease revenue through April 15, 2016, the original contract maturity date.
The amount from the terminated cross currency coupon swap contract that will be amortized into operating lease revenue for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)
2011	$296
2012	279
2013	264
2014	263
2015	256
Thereafter	—

Total future amortization of terminated cross currency coupon swap contract	$1,358

11. SHARE-BASED COMPENSATION
Description of Plan
On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permits the grant of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. In 2010, the Company made an initial grant aggregating 599,999 SARs and RSUs to certain employees of BBAM LP who provide services to Fly pursuant to management and servicing agreements. On March 1, 2011, the Company made an additional grant of 600,001 SARs and RSUs.
SARs entitle the holder to receive any increase in value between the grant date price of Fly’s ADSs and their value on the exercise date. RSUs entitle the holder to receive a number of Fly’s ADSs equal to the number of RSUs awarded upon vesting. The granted SARs and RSUs vest in three equal installments on the last day of the sixth, 18th and 30th month following the date of grant, and expire on the tenth anniversary of the grant date. The Company settles SARs and RSUs with newly issued ADSs.
The holder of a SAR or RSU is also entitled to dividend equivalent rights (“Dividend Equivalent”) on each SAR and RSU. For each Dividend Equivalent, the holder shall have the right to receive a cash amount equal to the per share dividend paid by the Company during the period between the grant date and Dividend Equivalent’s expiration (“Dividend Amount”). Dividend Equivalents expire at the same time and in the same proportion that the SARs and RSUs are either exercised, cancelled, forfeited or expired. Dividend Amounts are payable to the holder only when the SAR or RSU on which the Dividend Equivalent applies has vested.
Valuation Assumptions
The Company accounts for grants to the CEO and CFO as grants to employees and grants to other BBAM LP employees as grants to non-employees. Grants to employees are valued at the grant date and amortized on a straight-line basis into share-based compensation expense over the service period. Grants to non-employees are initially measured at grant date, and then re-measured at each interim reporting period until the awards are vested.
The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

Year ended
December 31, 2010
Risk-free interest rate	2.73% – 3.04%
Volatility	65% – 70%
Expected life	6 – 9 years
The expected stock price volatility was determined based on the historical volatility of the Company’s common shares as well as other companies operating in similar businesses. The risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant, or as applicable as of the measurement date, for the period corresponding with the expected life of the SAR. The dividend yield assumption was not factored into the valuation model as the SAR grant holder is entitled to the Dividend Amount.

Grant Activity
A summary of the Company’s SAR activity for the period are presented as follows:

Weighted
		Weighted	average
		average	remaining
	Number of	exercise	contractual
	shares	price	life (in years)
Outstanding at January 1, 2010	—	—	—
SARs granted	359,605	$12.42	9.3
SARs exercised	—	—	—
SARs canceled or forfeited	—	—	—

Outstanding at December 31, 2010	359,605	$12.42	9.3

Exercisable at December 31, 2010	119,869	$12.42	9.3

SARs granted to employees and non-employees during the year ended December 31, 2010 totaled 69,363 and 290,242, respectively. As of December 31, 2010, SARs granted to employees and non-employees that have vested totaled 23,121 and 96,748, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the Company’s closing ADS price of $13.66 as of December 31, 2010. The unvested SARs had an intrinsic value of $0.3 million as of December 31, 2010. The grant date fair value of the SARs was $2.9 million.
A summary of the Company’s RSU activity for the year ended December 31, 2010 is as follows:

		Weighted average
		grant date fair
	Number of shares	value
Outstanding and unvested at January 1, 2010	—	—
RSUs granted	240,394	$12.42
RSUs vested	(80,132)	12.42
RSUs canceled or forfeited	—	—

Outstanding and unvested at December 31, 2010	160,262	$12.42

RSUs granted to employees and non-employees during the year ended December 31, 2010 totaled 46,368 and 194,026, respectively. RSUs that vested during the year ended December 31, 2010 totaled 15,456 and 64,676 for employees and non-employees, respectively. The weighted average grant date fair value was determined based on the closing market price of the Company’s ADSs on the date of the award. The aggregate intrinsic value of RSUs outstanding using the closing price of $13.66 per ADS as of December 31, 2010 was $2.2 million.
Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $3.7 million for the year ended December 31, 2010. Unamortized share-based compensation expense totaled $2.9 million at December 31, 2010. As of December 31, 2010, unvested RSUs and SARs had a weighted average remaining vesting term of 1.3 years.
12. INCOME TAXES
Fly is a tax-resident of Ireland and has wholly-owned subsidiaries in Ireland, France and the Cayman Islands that are tax residents in those jurisdictions. In calculating net trading income, Fly and its Irish-tax-resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on its aircraft. In general, Irish-resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. In addition, repatriated earnings from the Company’s Cayman subsidiary will be taxed at the 25.0% tax rate. A deferred tax provision at the 25.0% rate was provided for the gain associated with the purchase of notes payable and on the gain resulting from the sale of the option to purchase notes payable. Fly’s French-resident subsidiaries pay a corporation tax of 30.38% on their net trading income.
The Company’s tax provision includes U.S. federal and state taxes on its share of BBAM LP’s taxable income sourced in the U.S. BBAM LP operates in jurisdictions in which it, rather than its partners, is responsible for the taxes levied. These taxes are included in BBAM LP’s results and are reflected in the Company’s equity earnings from BBAM LP. In addition, Fly will be subject to U.S. branch profit tax on U.S. sourced dividends it receives from its subsidiary, Fly-BBAM.

Fly-BBAM is also subject to Irish tax on dividends paid to it by BBAM LP at either 12.5% or 25.0% depending on the underlying source of income. Subject to limitations under current Irish law, U.S. taxes paid by the Company or taxes paid by BBAM LP’s subsidiaries may be credited against an Irish tax liability associated with its investment in BBAM LP.
Income tax expense by jurisdiction is shown below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	(Dollars in thousands)
Deferred tax expense:
Ireland	$9,138	$24,212	$7,054
France	5	(14)	—
United States	(74)	—	—

Deferred tax expense — total	9,069	24,198	7,054

Current tax expense:
Ireland:
Current	149	156	286
Adjustment for prior period’s tax provision	—	—	(868)
France	67	13	52
United States	922	—	343

Current tax expense — total	1,138	169	(187)

Total Income Tax Expense	$10,207	$24,367	$6,867

The Company had no unrecognized tax benefits as of December 31, 2010 and 2009. The principal components of the Company’s net deferred tax asset were as follows:

	December 31, 2010	December 31, 2009
	(Dollars in thousands)
Deferred tax asset:
Net operating loss carry forwards	$57,446	$41,604
Net unrealized losses on derivative instruments	9,524	7,738
Other	74	—

Total deferred tax asset	67,044	49,342

Deferred tax liability:
Excess of tax depreciation over book depreciation	(41,520)	(19,162)
Net earnings of non-European Union member subsidiary	(22,478)	(19,715)

Total deferred tax liability	(63,998)	(38,877)

Deferred tax asset, net	$3,046	$10,465

The Company has determined that no valuation allowance against its deferred tax asset was necessary as of December 31, 2010 and 2009. The Company is allowed to carry forward its net operating losses for an indefinite period to be offset against income of the same trade under current tax rules in Ireland.

The table below is a reconciliation of the Irish statutory corporation tax rate of 12.5% on trading income to the Company’s recorded income tax expense (benefit):

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	(Percentage)
Irish statutory corporate tax rate on trading income	12.5%	12.5%	12.5%
Incremental effect of higher tax rate on non-trading income	—	—	0.5%
Gain on purchases and sale of option to purchase Notes	2.5%	9.1%	—
Amortization of debt purchase option	(0.2%)	0.7%	—
Net interest expense of non-European Union member subsidiary	(0.3%)	—	—
Share-based compensation	0.7%	—	—
Impact of foreign operations — tax rate differentials	0.9%	—	—
Adjustment for prior period’s tax provision	—	—	(1.6%)
Other	0.1%	(0.8%)	1.1%

Income tax expense	16.2%	21.5%	12.5%

The Company is subject to taxation in Ireland, France and the U.S. The Company is not under examination in any tax jurisdiction at the present time. The tax years from 2007 onwards are open for examination by the tax authorities.
13. OTHER LIABILITIES
The following table describes the principal components of the Company’s other liabilities:

	December 31, 2010	December 31, 2009
	(Dollars in thousands)
Unamortized lease discounts	$1,445	$2,313
Lease incentive obligation	7,841	6,523
Other	4,191	4,350

Total Other Liabilities	$13,477	$13,186

For the years ended December 31, 2010 and 2009, amortization of lease discounts recorded into rental revenue totaled $0.9 million and $2.6 million, respectively.
The amortization of unamortized lease discounts into operating lease income at December 31, 2010 for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)
2011	$338
2012	338
2013	337
2014	337
2015	95
Thereafter	—

Total future amortization of lease discounts	$1,445

14. SHAREHOLDERS’ EQUITY
On April 29, 2010, the Company adopted the 2010 Plan and reserved 1,500,000 shares for issuance under the 2010 Plan. The Company made an initial grant aggregating 599,999 SARs and RSUs to certain employees of BBAM LP who provide services to Fly pursuant to management and servicing agreements. On March 1, 2011, the Company made an additional grant of 600,001 SARs and RSUs.
During the years ended December 31, 2010, 2009 and 2008, the Company declared and paid dividends of $0.80 per share, $0.80 per share and $2.00 per share or $22.5 million, $24.7 million and $67.1 million, respectively. Subsequent to December 31, 2010, the Company declared a dividend of $0.20 per share or approximately $5.4 million including dividend equivalents paid to vested SARs. The dividend was paid on February 18, 2011 to shareholders of record at January 28, 2011.

In June 2008, the Company’s Board of Directors approved a share repurchase program. The Board of Directors subsequently approved an extension of the share repurchase program through June 2010. Under this program, the Company had repurchased 3,323,502 shares at an average price of $4.68 per share, or $15.6 million.
Pursuant to a Securities Repurchase Agreement, the Company repurchased 2,011,265 of its shares from Babcock & Brown on April 29, 2010 at a price of $8.78 per share or $17.7 million.
On May 3, 2010, the Company’s Board of Directors approved a $30.0 million share repurchase program expiring in May 2011 (“2010 Repurchase Program”). Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under the program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. On July 30, 2010, the Company repurchased the remaining 1,411,264 shares held by Babcock & Brown. The shares were repurchased at a price of $10.50 per share or $14.8 million pursuant to a Securities Repurchase Agreement. The Company also repurchased an additional 230,050 shares at a weighted average price of $11.94 per share in 2010. At December 31, 2010, there were 26,707,501 shares outstanding and the remaining balance of the 2010 Repurchase Program was $12.4 million.
In connection with the Aviation Assets Purchase Transaction, Babcock & Brown reimbursed the Company’s out-of-pocket expenses and other professional fees totaling $4.5 million which were incurred in connection with obtaining consents and approvals from Fly’s lenders, and amending the Management and Servicing Agreements. Of this amount, the Company capitalized $2.3 million as debt issuance costs and recognized an expense for the balance of $2.2 million which was included in selling, general and administrative expenses. The reimbursement by Babcock & Brown was recorded by the Company as a capital contribution.
Share-based compensation related to SARs and RSUs granted under the 2010 Plan totaled $3.7 million for the year ended December 31, 2010.
On March 8, 2011, the Company repurchased 1,035,438 of its shares from a third party at a price of $11.93 per share or $12.3 million pursuant to a Stock Purchase Agreement.
15. ACCUMULATED COMPREHENSIVE LOSS
The components of comprehensive income (loss) for the years ended December 31, 2010, 2009 and 2008 are presented below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	(Dollars in thousands)
Net income	$52,667	$89,093	$48,125
Net change in unrealized gain (loss) on fair value of derivative instruments, net of tax benefit	(12,498)	39,749	(77,528)

Total comprehensive income (loss)	$40,169	$128,842	$(29,403)

As of December 31, 2010, 2009 and 2008, the accumulated other comprehensive loss, net of tax benefits, totaled $66.7 million, $54.2 million and $93.9 million, respectively.
16. EARNINGS PER SHARE
SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 11). Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested RSUs and SARs during the period.
Basic earnings per share are calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.

The following table sets forth the calculation of basic and diluted earnings per share:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	(Dollars in thousands, except share and per share data)
Numerator
Net income	$52,667	$89,093	$48,125
Less: Dividend equivalents paid to vested RSUs and SARs	(120)	—	—

Net income available to common shareholders	$52,547	$89,093	$48,125

Denominator
Weighted average shares outstanding-Basic	28,264,227	30,831,637	33,524,074
Dilutive common equivalent shares:
RSUs	40,165	—	—
SARs	3,579	—	—

Weighted average shares outstanding-Diluted	28,307,971	30,831,637	33,524,074

Earnings per share:
Basic and Diluted	$1.86	$2.89	$1.44
17. COMMITMENTS AND CONTINGENCIES
In September 2010, the Company entered into a sale-leaseback agreement with flydubai for the purchase of a new aircraft for approximately $40.8 million. The aircraft was delivered in February 2011.
From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.
18. RELATED PARTY TRANSACTIONS
Fly has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with BBAM. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other BBAM affiliates.
In conjunction with the Aviation Assets Purchase Transaction, the management agreement with the Manager was amended on April 29, 2010. The Manager is now indirectly owned by BBAM LP, a newly formed, privately-held aircraft leasing and management business entity which is owned 15% by Fly and owned 85% by Summit. BBAM, now indirectly owned by BBAM LP, will continue to service Fly’s aircraft portfolio and will provide management and administrative services to the Company. The new management agreement is for an initial five year term, with five-year automatic renewals. The agreement also provides for an early termination fee payable by Fly, which declines upon each renewal, during the first three five-year terms.
Also in conjunction with the Aviation Asset Purchase Transaction, on April 29, 2010, Summit purchased 1,000,000 shares of the Company from Babcock & Brown. Fly has a right of first refusal on any sale of these shares by Summit until April 2015.
Pursuant to the Agreements, BBAM is entitled to receive servicing fees. With respect to the Company’s Initial Portfolio, BBAM is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% and 1.0%, respectively, of the aggregate amount of aircraft rent due and rent actually collected. With respect to all other aircraft, including those held by B&B Air Acquisition, BBAM is entitled to receive a fee equal to 3.5% of the aggregate amount of rent actually received for such aircraft. For the years ended December 31, 2010, 2009 and 2008, base and rent fees incurred amounted to $7.2 million, $7.4 million and $7.1 million, respectively.
BBAM is entitled to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to adjustments based on the Consumer Price Index. In addition, BBAM is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum. For all other aircraft, BBAM is entitled to an administrative fee of $1,000 per month per aircraft. For the years ended December 31, 2010, 2009 and 2008, $1.0 million of administrative fees were paid in each respective period.

For its role as exclusive arranger, BBAM receives a fee equal to 1.5% of the purchase price of aircraft acquired, excluding aircraft in the Initial Portfolio. BBAM also receives 1.5% of the sales proceeds of all disposed aircraft. For the year ended December 31, 2010, $0.6 million and $1.6 million of fees were incurred for aircraft acquired and disposed, respectively. For the year ended December 31, 2009, the Company did not acquire or dispose any aircraft. For the year ended December 31, 2008, $7.0 million and $0.6 million of fees were incurred for aircraft acquired and disposed, respectively.
The Company makes quarterly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and certain corporate overhead costs related to Fly (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. For the years ended December 31, 2010, 2009 and 2008, the Company incurred $6.2 million, $6.1 million and $6.0 million of Management Expenses, respectively.
In connection with its services, the Manager may incur expenses such as insurance, as well as legal and professional advisory fees on behalf of the Company. The Company had $0.1 million and $0.2 million of reimbursable expenses due to the Manager at December 31, 2010 and 2009, respectively.
In the year ended December 31, 2010, the Company paid BBAM a fee of $1.0 million in conjunction with a sale of option to purchase an aircraft.
Under the Agreements, the Company’s minimum long-term contractual obligations with BBAM LP as of December 31, 2010, excluding rent fees, consisted of the following:

	2011	2012	2013	2014	2015	Thereafter	Total
	(Dollars in thousands)
Fixed base fee payments (1)	$1,893	$1,893	$1,893	$1,893	$1,894	$5,682	$15,148
Fixed administrative agency fee payments due by B&B Air Funding (1)	789	789	789	789	789	2,367	6,312
Fixed administrative agency fee payments due by B&B Air Acquisition	240	240	160	—	—	—	640
Fixed payments for Management Expenses (1) (2)	6,312	6,312	6,312	6,312	21,039	—	46,287
Fixed administrative agency fee payments due by Fly Aircraft Holdings One Limited	12	12	12	12	12	35	95

Total	$9,246	$9,246	$9,166	$9,006	$23,734	$8,084	$68,482

(1)	Amounts in the table assume CPI rates in effect for 2011 remain constant in future periods.

(2)
The initial term of the Management Agreement is for five years, with automatic five year renewal periods. The agreement provides for an early termination fee, which declines upon each renewal, during the first three five-year terms. The table assumes termination of the agreement after the initial five year term and payment of the applicable termination fee.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable, credit facilities and notes payable. The Company’s notes payable and borrowings under the Aircraft Acquisition Facility bear floating rates of interest which reset monthly to a market benchmark rate plus a credit spread.
Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.
The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. Where available, the fair value of the Company’s notes payable and credit facilities is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in BBAM LP and flight equipment held for operating leases. Fly accounts for its investment in BBAM LP under the equity method and records an impairment when its fair value is less than its carrying value (see Note 2). No impairment was recorded by the Company in regards its investment in BBAM LP during the year ended December 31, 2010.
The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. For the years ended December 31, 2010 and 2009, no flight equipment was recorded at fair value.
The carrying amounts and fair values of the Company’s financial instruments are as follows:

	December 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$596,190	$506,761	$657,649	$480,084
Aircraft acquisition facility	561,636	531,860	594,566	536,505
Credit facility	36,283	36,283	32,290	32,290
Aircraft note payable	30,000	30,000	—	—
Derivative asset	2,226	2,226	30	30
Derivative liabilities	82,436	82,436	65,726	65,726
In accordance with a FASB pronouncement, assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values.
The hierarchy levels established by FASB give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FASB requires fair value measurements to be disclosed by level within the following fair value hierarchy:
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
As of December 31, 2010 and 2009, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
December 31, 2010:
Derivative asset	—	2,226	—	2,226
Derivative liabilities	—	82,436	—	82,436
December 31, 2009:
Derivative asset	—	30	—	30
Derivative liabilities	—	65,726	—	65,726

20. UNAUDITED QUARTERLY CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The unaudited quarterly financial statements for the year ended December 31, 2010 are presented below:

	March 31,	June 30,	September 30,	December 31,
(Dollars in thousands, except per share data)	2010	2010	2010	2010
Total revenues	$67,708	$63,414	$62,610	$59,933
Net income	$16,667	$13,160	$12,202	$10,638
Earnings per share — Basic and Diluted	$0.55	$0.46	$0.45	$0.39
The unaudited quarterly financial statements for the year ended December 31, 2009 are presented below:

	March 31,	June 30,	September 30,	December 31,
(Dollars in thousands, except per share data)	2009	2009	2009	2009
Total revenues	$109,080	$64,519	$67,795	$66,141
Net income	$46,951	$13,994	$14,449	$13,699
Earnings per share — Basic and Diluted	$1.45	$0.46	$0.48	$0.45
21. SUBSEQUENT EVENTS
On January 17, 2011, the Company declared a dividend of $0.20 per share or approximately $5.4 million including dividend equivalents. The dividend is payable on February 18, 2011 to shareholders of record at January 28, 2011.
On February 7, 2011, the Company completed its sale-leaseback of the second aircraft with flydubai. To partially finance the acquisition of an aircraft, the Company entered into a loan agreement with an international commercial bank to borrow $30.0 million. The loan agreement is secured by a pledge of the Company’s rights, title and interest in the aircraft.
On February 9, 2011, the Company invested in a newly formed aircraft leasing joint venture that was formed for the purpose of acquiring, financing, leasing and eventually selling four commercial jet aircraft. The joint venture currently owns three Boeing 767-300 aircraft and is expected to acquire an additional Boeing 767-300ER aircraft. Fly holds a 57.4% interest in the joint venture.
On March 1, 2011, the Company made an additional aggregate grant of 600,001 SARs and RSUs to certain employees of BBAM LP under the 2010 Plan.
On March 8, 2011, the Company repurchased 1,035,438 of its shares from a third party at a price of $11.93 per share or $12.3 million pursuant to a Stock Purchase Agreement.

Report of Independent Registered Public Accounting Firm

The Board of Directors
and Shareholders of Fly Leasing Limited

We have audited the consolidated balance sheets of Fly Leasing Limited as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, and have issued our report thereon dated March 11, 2010 (included elsewhere in the Form 20-F). Our audits also included the financial statement schedule listed in Item 18 of this Form 20-F. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Francisco, California
March 11, 2010

Schedule I — Condensed financial information of parent
Fly Leasing Limited
Condensed Balance Sheets
AS OF DECEMBER 31, 2010 AND 2009
(Dollar amounts in thousands)

	December 31,	December 31,
	2010	2009
Assets
Cash and cash equivalents	$154,393	$95,797
Notes receivable from subsidiaries	90,219	90,219
Investments in subsidiaries	303,503	356,453
Other assets, net	383	427

Total assets	548,498	542,896

Liabilities
Payable to related parties	27	5,778
Payable to subsidiaries	51,466	32,643
Deferred tax liability, net	21,181	18,982
Accrued and other liabilities	920	969

Total liabilities	73,594	58,372

Shareholders’ equity	474,904	484,524

Total liabilities and shareholders’ equity	$548,498	$542,896

Schedule I — Condensed financial information of parent
Fly Leasing Limited
Condensed Statements of Income
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Dollar amounts in thousands, except per share data)

	Year ended	Year ended	Year ended
	December 31, 2010	December 31, 2009	December 31, 2008
Revenues
Equity in earnings of subsidiaries	$62,920	$113,051	$51,622
Intercompany management fee income	5,100	5,100	5,100
Interest and other income	61	98	548

Total revenues	68,081	118,249	57,270

Expense
Selling, general and administrative	13,246	10,038	9,567

Net income from continuing operations before provision for income taxes	54,835	108,211	47,703
Income tax provision (benefit)	2,168	19,118	(422)

Net income	$52,667	$89,093	$48,125

Weighted average number of shares:
Basic	28,264,227	30,831,637	33,524,074
Diluted	28,307,971	30,831,637	33,524,074
Earnings per share:
Basic and Diluted	$1.86	$2.89	$1.44

Schedule I — Condensed financial information of parent
Fly Leasing Limited
Condensed Statements of Cash Flows
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Dollar amounts in thousands)

	Year ended	Year ended	Year ended
	December 31, 2010	December 31, 2009	December 31, 2008
Cash Flows from Operating Activities
Net Income	$52,667	$89,093	$48,125
Adjustments to reconcile net income to net cash flow provided by operating activities:
Equity in earnings of subsidiaries	(62,920)	(113,051)	(51,622)
Income tax benefit	2,168	19,118	(422)
Share-based compensation	3,720	—	—
Professional fees paid by Babcock & Brown	260	—	—
Changes in operating assets and liabilities:
Payable to subsidiaries	23,103	32,739	34,203
Other assets	44	1,578	(1,217)
Payable to related parties	(5,751)	5,337	345
Accrued and other liabilities	(53)	(363)	426

Net cash flows provided by operating activities	13,238	34,451	29,838

Cash Flows from Investing Activities
Capital contributions to subsidiaries	(20,212)	(176)	(20,114)
Distributions received from subsidiaries	123,584	128,788	83,397
Notes receivable from subsidiaries	—	(90,219)	—

Net cash flows provided by investing activities	103,372	38,393	63,283

Cash Flows from Financing Activities
Movement in restricted cash and cash equivalents	—	—	19,816
Dividends	(22,407)	(24,665)	(67,054)
Dividend equivalents	(120)	—	—
Collections made on subscription notes receivable	—	—	1,827
Shares repurchased	(35,487)	(9,066)	(6,599)

Net cash flows used in financing activities	(58,014)	(33,731)	(52,010)

Net increase in cash	58,596	39,113	41,111
Cash at beginning of period	95,797	56,684	15,573

Cash at end of period	$154,393	$95,797	$56,684

Supplemental Disclosure of Non Cash Activities:
Taxes paid	$—	$—	$—

ITEM 19.	EXHIBITS
We have filed the following documents as exhibits to this Annual Report.

Exhibit
Number	Description of Exhibit
1.1	Memorandum of Association*

1.2	Amended and Restated Bye-Laws of Fly Leasing Ltd.***

2.1	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited.*

4.1	Amended and Restated Management Agreement, dated as of April 29, 2010, between Babcock & Brown Air Limited and Babcock and Brown Air Management Co. Limited****

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

4.4	Registration Rights Agreement, dated as of October 2, 2007, among private investors and Babcock & Brown Air Limited.*

4.5	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited.*

4.6	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited.*

4.7	Cash Management Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Funding I Limited.*

4.8	Form of Director Service Agreement between Babcock & Brown Air Limited and each director thereof.*

4.9	Aircraft Acquisition Facility, dated as of November 7, 2007, among Babcock & Brown Air Acquisition I Limited, the Lenders from time to time party thereto and Credit Suisse, New York Branch.**

4.10
Servicing and Administrative Services Agreement, dated as of November 7, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Acquisition I Limited and each Aircraft Subsidiary that becomes a party thereto.**

4.11
Amendment No. 1 to Servicing Agreement, dated as of April 29, 2010, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.****

4.12
First Amendment to Servicing Agreement, dated as of April 29, 2010, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited and Babcock & Brown Air Acquisition I Limited.****

Exhibit
Number	Description of Exhibit
4.13
Third Amendment to the Warehouse Loan Agreement, dated as of April 29, 2010, among Babcock & Brown Air Acquisition I Limited, the Designated Lenders party thereto and Credit Suisse, New York Branch.****

4.14	Fly Leasing Limited Omnibus Incentive Plan.****

4.15	Form of Stock Appreciation Right Award Agreement.****

4.16	Form of Restricted Stock Unit Award Agreement.****

8.1	List of the Company’s subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	Previously filed with the Registration Statement on Form F-1, File No. 333-145994.

**	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2007.

***	Previously filed as an exhibit on Form 6-K dated June 30, 2010.

****	Previously filed as an exhibit on Form 6-K dated May 7, 2010.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fly Leasing Limited
By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director
Dated: March 11, 2011