Form 20-F/A
period 2010-12-31
Fly Leasing Ltd
filed 2011-12-23
CIK 1407298

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

Yes  ☐     No  ☑

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends and restates Part III, Item 19. “Exhibits” of the Annual Report on Form 20-F of Fly Leasing Limited (the “Company”) for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 11, 2011 (the “Original Filing”).

This Amendment is being filed solely to include the consent of Ernst & Young LLP, the Company’s independent registered public accounting firm (“E&Y”), to the incorporation by reference of E&Y’s reports, dated March 11, 2011, with respect to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting of the Company, included in the Original Filing into the Company’s Registration Statements on Form S-8 (File No. 333-166667) and Form F-3 (File Nos. 333-163036 and 333-157817), which consent was inadvertently omitted from the Original Filing.

Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filing or reflect any events that have occurred after the date of the Original Filing. Among other things, forward-looking statements contained in the Original Filing have not been revised to reflect events, results or developments that occurred or facts that became known to us after the date of the Original Filing, and such forward-looking statements should be read in their historical context.

Item 19.	Exhibits.

Exhibit Number	Description

1.1	Memorandum of Association.

1.2	Amended and Restated Bye-Laws of Fly Leasing Ltd.

2.1	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited.

4.1	Amended and Restated Management Agreement, dated as of April 29, 2010, between Babcock & Brown Air Limited and Babcock and Brown Air Management Co. Limited.

4.2	Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.

4.3	Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited.

4.4	Registration Rights Agreement, dated as of October 2, 2007, among private investors and Babcock & Brown Air Limited.

4.5	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited.

Exhibit Number	Description

4.6	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited.

4.7	Cash Management Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Funding I Limited.

4.8	Form of Director Service Agreement between Babcock & Brown Air Limited and each director thereof.

4.9	Aircraft Acquisition Facility, dated as of November 7, 2007, among Babcock & Brown Air Acquisition I Limited, the Lenders from time to time party thereto and Credit Suisse, New York Branch.

4.10	Servicing and Administrative Services Agreement, dated as of November 7, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Acquisition I Limited and each Aircraft Subsidiary that becomes a party thereto.

4.11	Amendment No. 1 to Servicing Agreement, dated as of April 29, 2010, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.

4.12	First Amendment to Servicing Agreement, dated as of April 29, 2010, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited and Babcock & Brown Air Acquisition I Limited.

4.13	Third Amendment to the Warehouse Loan Agreement, dated as of April 29, 2010, among Babcock & Brown Air Acquisition I Limited, the Designated Lenders party thereto and Credit Suisse, New York Branch.

4.14	Fly Leasing Limited Omnibus Incentive Plan.

4.15	Form of Stock Appreciation Right Award Agreement.

4.16	Form of Restricted Stock Unit Award Agreement.

8.1	List of the Company’s subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.*

15.1	Consent of Ernst & Young LLP.*

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fly Leasing Limited

By:	/s/ Colm Barrington
Name:	Colm Barrington
Title:	Chief Executive Officer and Director

Date: December 23, 2011