Form 20-F
period 2011-12-31
Fly Leasing Ltd
filed 2012-03-16
CIK 1407298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

25,685,527 Common Shares, par value of $0.001 per share.

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

Unless the context requires otherwise, when used in this Annual Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) the term “B&B Air Cayman” refers to our subsidiary, Babcock & Brown Air Finance (Cayman) Limited; (5) the term “B&B Air Cayman II” refers to Babcock & Brown Air Finance II (Cayman) Limited, a subsidiary of B&B Air Cayman; (6) the term “Fly-BBAM” refers to our subsidiary, Fly-BBAM Holdings, Ltd.; (7) the term “Fly Holdings” refers to our subsidiary, Fly Aircraft Holdings One Limited; (8) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (9) the terms “Predecessor” and “JET-i” refer to JET-i Leasing LLC, the predecessor company of Fly; (10) the terms “B&B” and “Babcock & Brown” refer to Babcock & Brown Limited, an Australian company, and its subsidiaries; (11) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (12) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LLC and BBAM Aircraft Management (Europe) Limited, collectively; (13) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (14) the term “Initial Portfolio” refers to our initial portfolio of 47 commercial jet aircraft acquired by our subsidiary, B&B Air Funding; and (15) the term “GAAM” refers to Global Aviation Asset Management.

Unless indicated otherwise, all percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of December 31, 2011.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Fly Leasing Limited is a global lessor of modern, fuel-efficient commercial jet aircraft. We are principally engaged in purchasing commercial aircraft which we, in turn, lease to airlines around the world. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. On October 2, 2007, we (i) completed our initial public offering (“IPO”) and issued 18,695,650 common shares in the form of ADSs; (ii) completed a private placement of 14,907,800 ADSs (“Private Placement”, and together with the IPO, “Offerings”) and (iii) issued $853.0 million of aircraft lease-backed notes (the “Notes”) as part of a securitization transaction (the “Securitization”) through our subsidiary, B&B Air Funding. Using proceeds of the Offerings and the Notes, we acquired our initial portfolio of 47 commercial jet aircraft (“Initial Portfolio”).

On November 7, 2007, our subsidiary, B&B Air Acquisition, entered into an aircraft acquisition facility that has provided financing of $702.0 million, including a $96.0 million equity tranche from Fly, for the purchase of 17 aircraft (“Aircraft Acquisition Facility”). The availability period of the Aircraft Acquisition Facility expired on November 6, 2009 and substantially all available cash flow from aircraft held by B&B Air Acquisition is applied to the repayment of outstanding interest and principal.

On October 14, 2011, we completed the acquisition of a portfolio of 49 aircraft and other assets valued at approximately $1.4 billion (“GAAM Portfolio”) and managed by Global Aviation Asset Management (“GAAM”). Following the acquisition, we had109 aircraft on lease to 53 lessees in 29 countries. The purchase was funded with approximately $141.7 million of unrestricted cash and the assumption of approximately $1.2 billion of secured, non-recourse debt.

As of December 31, 2011, we owned 109 aircraft. We purchased two additional aircraft in 2012 and now own 111 aircraft.

On February 9, 2011, we made a 57.4% limited partnership investment in Fly-Z/C LP, a newly-formed aircraft leasing joint venture that was formed for the purpose of acquiring, financing and eventually selling four commercial jet aircraft. Summit Aviation Partners LLC (“Summit”) has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner of the joint venture.

On April 29, 2010, the management team of BBAM LP, through Summit purchased substantially all of the aviation assets of Babcock & Brown and its affiliates, including Babcock & Brown’s ownership interests in our Manager and certain other companies that manage and service Fly and its aircraft portfolio. BBAM LP was a newly formed, privately-held aircraft leasing and management business that provides management and administrative services to Fly, including servicing of its aircraft portfolio. In connection with Summit’s purchase of these assets, we purchased a 15% interest in BBAM LP. Summit owns the remaining 85% interest in BBAM LP.

Our web address is: www.flyleasing.com.

Selected Financial Data

The following selected financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes thereto included at Item 18 “Financial Statements” in this Annual Report. The selected financial data presented below are: (i) our operating results for the years ended December 31, 2011, 2010, 2009 and 2008; and (ii) our operating results for the period from May 3, 2007 (our incorporation date) to December 31, 2007.

	(Dollars in thousands, except share data)
	Fly Leasing Limited
	For the years ended December 31,				For the period from May 3, 2007 (incorporation date) to December 31,
	2011	2010	2009	2008	2007
Operating lease revenue	$230,716	$219,655	$213,964	$218,940	$26,042
Gain on sale of aircraft	9,137	13,449	—	11,437	—
Gain on purchases of notes payable and sale of option to purchase notes payable	—	12,501	82,666	—	—
Total revenues	248,789	253,665	307,535	236,138	33,334
Total expenses	243,451	190,791	194,075	181,146	29,957
Net income	1,096	52,667	89,093	48,125	2,345
Earnings per share:
Basic and diluted	$0.03	$1.86	$2.89	$1.44	$0.19
Pro forma (1)	—	—	—	—	$0.07
Dividends declared and paid per share	$0.80	$0.80	$0.80	$2.00	—

(1)	The Company has presented pro forma earnings per share for the period ended December 31, 2007 as if its initial public offering had occurred on May 3, 2007 (incorporation date).

On April 29, 2010, Fly adopted the 2010 Omnibus Incentive Plan and has made an aggregate grant of 1,200,000 stock appreciation rights (“SARs”) and restricted stock units (“RSUs”) as of December 31, 2011 to certain employees of BBAM LP who provide services to the Company pursuant to certain management and servicing agreements. The holder of a SAR or RSU is entitled to dividend equivalent rights on each SAR and RSU. For each dividend equivalent right, the holder has the non-forfeitable right to receive a cash amount equal to the per share dividend paid by Fly during the period between the grant date and the earlier of the (i) awards exercise, (ii) termination date or (iii) expiration date (“Dividend Amount”). Dividend Amounts accrue from the grant date but are payable to the holder only when the SAR or RSU on which the dividend equivalent right applies has vested. Net income available to common shareholders is determined by reducing the Company’s net income for the period by the dividend equivalents paid on vested RSUs and SARs during the period. Dividend equivalents paid totaled $360,000 and $120,000 for 2011 and 2010, respectively.

Basic and diluted earnings per share are calculated: (1) for 2011 and 2010 by dividing net income, less the dividend equivalent amounts paid, by the weighted average number of basic and diluted shares outstanding for the year; (2) for 2009 and 2008, by dividing net income by the weighted average number of shares outstanding for the year; and (3) for 2007 by dividing net income for the period from May 3, 2007, the date the Company was incorporated, to December 31, 2007 by the weighted average number of shares outstanding from October 2, 2007 to December 31, 2007. Prior to April 29, 2010, the Company did not have a share-based compensation program.

	(Dollars in thousands, except share data)
	Fly Leasing Limited As of December 31,
	2011	2010	2009	2008	2007
Balance sheet data:
Total assets	$3,198,498	$1,978,224	$2,024,132	$2,086,174	$1,589,226
Total liabilities	2,755,465	1,503,320	1,539,608	1,696,761	1,098,724
Total shareholders’ equity/ member’s capital	443,033	474,904	484,524	389,413	490,502
Number of shares	25,685,527	26,707,501	30,279,948	32,488,911	33,603,450

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

Risks Related to the GAAM Portfolio

We may be unable to successfully integrate and manage the 49 additional aircraft which we acquired in October 2011.

On October 14, 2011, we acquired 49 additional aircraft, increasing the size of our portfolio by 80%. The acquisition added new aircraft types from those that were previously in the Fly portfolio, as well as new lessees and jurisdictions. Our business and results of operations may be adversely affected if we are unable to successfully integrate these aircraft into our portfolio and effectively manage these assets and leases. In addition, we assumed approximately $1.2 billion of non-recourse, secured debt financing with the aircraft. Approximately $598.2 million (excluding debt discount) of this debt (which finances 19 aircraft) is financed through a single facility which matures in November 2018. The remaining $612.4 million of debt associated with the other aircraft matures at the end of the respective leases of those aircraft, with maturity dates ranging from 2012 to 2020, and there is no assurance that we will be able to extend or replace those loans at maturity. This amount includes $171.4 million of debt that matures in 2012 in connection with the scheduled expiration of eight leases. There is no assurance that we can extend or refinance these loans on terms acceptable to us.

Risks Related to Our Relationship with BBAM LP

Our company is managed, and our aircraft portfolio is serviced by BBAM LP, an aircraft leasing and management company with limited independent operating history, which was formed by the management team of our Servicer.

On April 29, 2010, Summit, a newly formed entity that is owned by the management team of BBAM, purchased substantially all of the aviation assets of Babcock & Brown. In connection with this transaction, we purchased a 15% interest in BBAM LP, whose affiliates manage our company and service our aircraft portfolio. The remaining 85% of BBAM LP is owned by Summit. BBAM LP was formed on March 4, 2010 and has very limited independent operating history upon which to assess their prospects or ability to manage our Company or service our portfolio of aircraft. Our success or failure depends on the skill and care with which BBAM LP manages our business and performs its services under our management and servicing agreements. Under these agreements, our Servicer is responsible for arranging the leasing of our fleet, acquiring and disposing of our aircraft, marketing our aircraft for re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees. Therefore, our continued success depends on the diligence, skill and network of business contacts of BBAM LP’s management team and the continued service of key employees of BBAM LP. The departure of any senior management personnel of BBAM LP or of a significant number of key employees of our Servicer or a deterioration of our relationship with BBAM could have a material adverse effect on our performance.

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

Conflicts of interest will arise between us and BBAM LP with respect to our operations and business opportunities. BBAM LP acquires, manages and remarkets aircraft for lease or sale for us and for other entities, including entities in which Summit has an economic interest. We may compete directly with such other managed entities for investment opportunities. For example, BBAM performs aircraft acquisition, disposition and management services pursuant to a joint marketing agreement with Nomura Babcock & Brown Co., Ltd, referred to as NBB. BBAM has arranged a significant number of aircraft acquisitions and dispositions pursuant to the NBB arrangement. We expect that BBAM will continue to arrange acquisition and disposition opportunities with NBB and that we may compete with NBB for such opportunities. A conflict of interest will arise if BBAM identifies an aircraft acquisition opportunity that would meet our investment objectives as well as those of NBB or any other entity managed by BBAM. We do not have any exclusive right to participate in aircraft acquisition opportunities originated or identified by BBAM. Under our agreements with BBAM LP, our Manager has agreed to act in the best interests of our shareholders. However, neither BBAM nor any other BBAM LP affiliate will be restricted from pursuing, or offering to a third party, including NBB or any other party managed by, or otherwise affiliated or associated with BBAM LP, any investment or disposal opportunity or will be required to establish any investment protocol in relation to prioritization of any investment or disposal opportunity. We may purchase in the future aircraft from entities in which Summit has an ownership interest. Although such purchases will require approval by our independent directors, the pricing and other terms of these transactions may be less advantageous to us than if they had been the result of transactions among unaffiliated third parties.

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

Under the terms of our servicing agreements, we are not entitled to be informed of all conflicts of interest involving BBAM and are limited in our right to replace BBAM because of conflicts of interest. Any replacement Servicer may not provide the same quality of service or may not afford us terms as favorable as the terms currently offered by BBAM. If BBAM, as the servicer, makes a decision that is adverse to our interests, our business, financial condition, results of operations and cash flows could suffer. See “Even if we were to become dissatisfied with BBAM LP’s performance, there are only limited circumstances under which we are able to terminate our management and servicing agreements and we may not terminate the servicing agreement for our Initial Portfolio without the prior written consent of the policy provider.”

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

We will pay a termination fee to the Manager if we elect not to renew the Management Agreement after the end of each of the first three five-year terms or if the Manager terminates the Management Agreement for cause. The termination fee is equal to three times the non-renewal base amount after the end of the first five-year term, two times this amount after the end of the second five-year term and one time this amount after the end of the third five-year term. The non-renewal base amount is equal to $6 million, plus 50% of any annual management fees up to an additional $6 million.

In addition, if the management agreement is not renewed at the end of a five-year term or is terminated by the Manager for cause, our investment in BBAM may be repurchased by the other owners of BBAM for a purchase price equal to: (i) during and at the end of the first five year term, the lesser of fair market value or the purchase price paid by Fly less distributions received; (ii) during and at the end of the second five year term, 50% of fair market value but in no case less than Fly’s unrecouped capital; (iii) during and at the end of the third five year term, 75% of fair market value but in no case less than Fly’s unrecouped capital; or (iv) thereafter, 100% of fair market value but in no case less than Fly’s unrecouped capital.

We have the right to terminate the servicing agreement for our Initial Portfolio (with the prior written consent of the financial guaranty provider for the Securitization, which we refer to as the policy provider) and the policy provider has the independent right to terminate the agreement (without our consent) in the following limited circumstances:

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

Risks Related to Our Business

The current debt crisis in Europe and the recent downgrade of the U.S. government’s sovereign credit rating by Standard & Poor’s Ratings Services could adversely affect our business and results of operations.

The current crisis in Europe has created uncertainty with respect to the ability of certain European Union (“EU”) countries to continue to service their sovereign debt obligations. The continued uncertainty over the outcome of the EU governments’ financial support programs and the possibility that other EU member states may experience similar financial troubles have created substantial volatility and adversely impacted financial markets. Several European banks which have been active in financing aircraft have announced their intention to scale back their aircraft related lending activities, and this may impact our ability to source debt financing for our aircraft. In addition, in early August 2011, many of the nationally recognized credit rating agencies either downgraded the U.S. long term debt rating or provided a negative rating outlook. Risks related to the current debt crisis in Europe and the recent downgrade of the U.S. government’s sovereign credit rating have had, and are likely to continue to have, a negative impact on global economic activity and the financial markets. As these conditions persist, the ability of our lessees to meet their financial and other obligations under our operating leases could be adversely affected, which in turn could have an adverse effect on our business and results of operations.

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

The aviation leasing and sales industry has experienced periods of aircraft oversupply and undersupply. The economic downturn and the slowdown in air travel between 2008 and early 2010 contributed to a decrease in the demand for aircraft and resulted in capacity cuts by airlines. In addition, manufacturers are increasing production rates of some aircraft types, which may result in an increase in the supply of aircraft. The oversupply of a specific type of aircraft or other aviation asset in the market is likely to depress lease rates for, and the value of, that type of asset. The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are not under our control, including:

•	passenger air travel and air cargo demand;

•	increased supply due to the sale of aircraft portfolios;

•	geopolitical and other events, including war, acts of terrorism, civil unrest, outbreaks of epidemic diseases and natural disasters;

•	operating costs, availability of jet fuel and general economic conditions affecting our lessees’ operations;

•

governmental regulation, which includes new airworthiness directives, statutory limits on age of aircraft and restrictions in certain jurisdictions on the age of aircraft for import and other factors leading to obsolescence of aircraft models;

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

Our ability to acquire additional assets depends to a significant degree on our ability to access debt and equity capital markets. Our access to capital markets will depend on a number of factors including our historical and expected performance, compliance with the terms of our debt agreements, general market conditions, interest rate fluctuations and the relative attractiveness of alternative investments. In addition, volatility or disruption in the capital markets could adversely affect banks and financial institutions causing lenders to be reluctant or unable to provide us with financing on terms acceptable to us or to increase the costs of such financing. We compete with other lessors and airlines when acquiring aircraft and our ability to grow our portfolio is dependent on our ability to access attractive financing. The terms of our debt facilities restrict our ability to incur additional debt secured by the aircraft in each of those facilities. We are no longer able to acquire aircraft through any of our existing debt facilities. If we are unable to raise additional funds or obtain capital on acceptable terms, our growth opportunities are limited.

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

We may occasionally enter into strategic ventures or investments with third parties. For example, we have made a 15% investment in BBAM LP and a 57% investment in an entity which currently owns four Boeing 767-300 aircraft. We may have limited management rights in these strategic ventures and may not control decisions regarding the remarketing or sale of aircraft assets owned by these strategic ventures. In addition, if we are unable to resolve a dispute with a strategic partner that retains material managerial veto rights, we might reach an impasse that could require us to liquidate our investment at a time and in a manner that could result in our losing some or all of our original investment in the venture, which could have an adverse effect on our financial results and growth prospects. These strategic ventures and investments are also new forms of investments for us and may subject us to new and unforeseen risks, including adverse tax consequences and additional reporting and compliance requirements.

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

•	our inability to make acquisitions of additional aircraft, other aviation assets or investments that are accretive to cash flow;

•	use of funds to make and finance acquisitions of aircraft, other aviation assets and investments we may make;

•	reduced levels of demand for, or value of, our aircraft;

•	increased supply of aircraft;

•	obsolescence of aircraft in our portfolio;

•	lower lease rates on new aircraft and re-leased aircraft;

•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;

•	impaired financial condition and liquidity of our lessees;

•	deterioration of economic conditions in the commercial aviation industry generally;

•	poor performance by our Manager and BBAM LP and other service providers and our limited rights to terminate them;

•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;

•	a decision by our board of directors to cease distributing a portion of our cash flow available for distribution;

•	changes in Irish tax law, the tax treaty between the United States and Ireland (the “Irish Treaty”) or our ability to claim the benefits of such treaty;

•	cash reserves which may be established by our board of directors; and

•	restrictions under Bermuda law on the amount of dividends that we may pay.

Risks Related to Our Indebtedness

We have substantial indebtedness that imposes constraints on our operations and could adversely affect our ability to pay dividends on our common shares.

On November 6, 2009, the availability period under the Aircraft Acquisition Facility expired, and B&B Air Acquisition began to apply substantially all of its available cash flow to repay the principal under its Aircraft Acquisition Facility. As a result, the cash flow from the aircraft held by B&B Air Acquisition is not available to us to pay expenses of Fly or to pay dividends on our common shares. In addition, failure by B&B Air Acquisition to maintain a monthly interest coverage ratio of at least 1.1 to 1 and a rolling three month interest coverage ratio of at least 1.25 to 1 would be an event of default under the Aircraft Acquisition Facility. We will seek to refinance some or all of the amounts outstanding under the Aircraft Acquisition Facility prior to November 2012. Depending on market conditions, however, it may not be possible to refinance the Aircraft Acquisition Facility prior to November 2012 on terms we find acceptable.

If B&B Air Funding’s debt service coverage ratio (as defined in the indenture for the Securitization) is less than 1.80 on any two consecutive monthly payment dates occurring before July 2012, B&B Air Funding will be required to apply all of its available cash flow to repay the principal of the Notes. Commencing August 2012, B&B Air Funding will be required to apply all of its available cash flow after payment of certain expenses to repay the principal on the Notes. When that occurs, the cash flow from the aircraft in the B&B Air Funding portfolio will not be available to us. Although we are not required to refinance the Notes, we may seek to do so prior to their maturity. Depending on market conditions, however, it may not be possible to refinance the Notes on terms we find acceptable or more advantageous to the current terms of the Notes.

In connection with the purchase of 19 of the 49 aircraft acquired as part of the GAAM Portfolio, we assumed a debt facility provided by Norddeutsche Landesbank Gironzentrale (“Nord LB Facility”). Beginning in November 2012, substantially all cash flow associated with these 19 aircraft, after payment of certain expenses, will be applied to payment of interest and principal and will not be available for distribution to us.

In addition to the facilities described above, we have additional indebtedness on 35 aircraft (30 of which are part of the GAAM Portfolio). The terms of these loans match the scheduled expiration dates of the respective leases. If we are unable to refinance our indebtedness before being required to apply all available cash flow from our portfolio to repay principal thereon or prior to required payment of balloon amounts at loan maturity, then our ability to continue paying dividends to our shareholders will be adversely affected if we have not developed sufficient cash reserves or additional sources of cash flow to replace the cash flows that will be applied to such principal amortization or repayment.

In addition, the terms of our debt facilities subject us to certain risks and operational restrictions, including:

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

We are a holding company and our principal assets are the equity interests we hold in our subsidiaries, which own either directly or indirectly through their subsidiaries, the aircraft in our portfolio. As a result, we depend on dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our shares. Our existing subsidiaries are legally distinct from us and may be significantly restricted from paying dividends or otherwise making funds available to us pursuant to the agreements governing their financing arrangements. If we are unable to comply with the financial and other covenants contained in these agreements, then the amounts outstanding under these debt facilities may become immediately due and payable, cash generated by aircraft financed through these facilities may be unavailable to us and/or we may be unable to draw additional amounts under these facilities. The events that could cause some of our subsidiaries not to be in compliance with their loan agreements, such as a lessee default, may be beyond our control, but they nevertheless could have a substantial adverse impact on the amount of our cash flow available to fund working capital, make capital expenditures and satisfy other cash needs. For a description of the operating and financial restrictions in our debt facilities, see the section titled “Operating and Financial Review and Prospects—Financing.”

Our subsidiaries are subject to interest rate risk, which could impair their ability to make distributions to us.

Our debt facilities have floating interest rates, creating the risk of an increase in interest rates and the risk that cash flow may be insufficient to make scheduled interest payments if interest rates were to increase. To limit this risk, our subsidiaries have entered into interest rate swaps with one or more counterparties. If any counterparty were to default on its obligations, then a mismatch in the floating rate interest obligations and fixed rate lease payments may arise, which could impair our subsidiaries’ ability to make distributions to us, which would, in turn, adversely affect our ability to meet our financial obligations and pay dividends to our shareholders. If any of our interest rate swap arrangements were terminated early, we could be obligated to make a material payment to our counterparty.

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

Airbus and Boeing have announced new engine variants for their narrowbody aircraft, which could decrease the value and lease rates of aircraft in our portfolio.

On December 1, 2010, Airbus announced the launch of the New Engine Option (“NEO”) program, which involves the offering of two new engine types—one from Pratt & Whitney, a division of United Technologies Corporation, and the other from CFM International, Inc.—on certain Airbus A319/A320/A321 aircraft delivering in 2016 and thereafter. Airbus proposes to charge a price premium for

A319/A320/A321 aircraft equipped with these new engines. Boeing announced its re-engined aircraft on August 30, 2011. The new 737 family of aircraft will be powered by CFM International LEAP-18 engines optimized for this aircraft. The first deliveries are expected in 2017. The development of these new engine options could decrease the desirability of the current aircraft models that are not equipped with these new engines and thereby increase the supply of these types of aircraft. This increase in supply could, in turn, reduce both lease rates and future residual values for aircraft that are not equipped with the new engines.

The advent of superior aircraft technology or the introduction of a new line of aircraft could cause our existing aircraft portfolio to become outdated and therefore less desirable, which could adversely affect our financial results and growth prospects and our ability to compete in the marketplace.

As manufacturers introduce technological innovations and new types of aircraft, including the Boeing 787 and the Airbus A350, certain aircraft in our existing portfolio may become less desirable to potential lessees or purchasers. Such technological innovations may increase the rate of obsolescence of existing aircraft faster than currently anticipated by our management or accounted for in our accounting policy. In addition to new aircraft from Bombardier and Embraer, and new aircraft manufacturers, such as Mitsubishi Aircraft Corporation in Japan, Sukhoi Company (JSC) in Russia and the Commercial Aircraft Corporation of China will compete with existing Airbus and Boeing aircraft. It’s uncertain how these offerings in the future could adversely impact the demand and liquidity of existing equipment. In addition, the imposition of more stringent noise or emissions standards may make certain of our aircraft less desirable and less valuable in the marketplace. Any of these risks could adversely affect our ability to lease or sell our aircraft on favorable terms or at all or our ability to charge rental amounts that we would otherwise seek to charge. The advent of new technologies or the introduction of new types of aircraft could materially adversely affect the value of the aircraft in our portfolio. In addition, our Manager and Servicer has limited experience with acquiring, leasing or selling these new aircraft types, and making investments in these new aircraft types may subject us to new and unforeseen risks, including increased difficulty in leasing or disposing of these aircraft.

Our operational costs will increase as our aircraft age, which may adversely affect the amounts available to pay dividends.

As of December 31, 2011, the weighted average age of the aircraft in our portfolio was 8.5 years. In general, the cost of delivering an aircraft under a re-lease, including maintenance and modification expenditures, increases with the age of the aircraft. The costs of converting an aging passenger aircraft to a cargo aircraft are also substantial. The incurrence of these greater expenditures as our fleet ages could adversely affect our financial results and our ability to pay dividends.

The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these particular types of aircraft occur.

As of December 31, 2011, our portfolio contains a mix of aircraft types including Airbus A319 aircraft, A320 aircraft, A330 aircraft, A340 aircraft, Boeing 717, Boeing 737 aircraft, Boeing 747 aircraft, Boeing 757 aircraft and Boeing 767 aircraft. 89% of our aircraft are single-aisle, narrow-body aircraft, as measured by net book value. The Boeing 717 and Boeing 757 are no longer in production and Airbus has recently announced that it will cease production of the A340. Out of production aircraft may have a shorter useful life or lower residual values due to obsolescence. In addition, if any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may reduce our revenues and net income to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio.

We operate in a highly competitive market for investment opportunities in aircraft and other aviation assets.

The leasing and remarketing of commercial jet aircraft is highly competitive. We compete with other aircraft leasing companies, including GE Commercial Aviation Services Limited (GECAS), ILFC, AerCap B.V., Aircastle Advisor LLC, Air Lease Corp., Aviation Capital Group, Avolon, AWAS, Boeing Capital Corporation, CIT Group Inc., Macquarie Bank Limited, RBS Aviation Capital, Bank of China Aviation, Sky Holdings, Vx Capital Partners and Jackson Square Aviation among others. We also may encounter competition from other entities that selectively compete with us, including:

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

In addition, aircraft in our portfolio and any other aircraft and other aviation assets that we acquire in the future are subject to periodic review for impairment for accounting purposes. We recognized an impairment charge of $7.5 million during the year ended December 31, 2011 on two Boeing 737-500 aircraft manufactured in 1992. These two aircraft are scheduled to come off lease in 2012 at which time we expect to dispose of them. In the future, if expected cash flows related to any of our aircraft are adversely affected by factors including credit deterioration of a lessee, declines in rental rates, shortened economic life, residual value risk and other market conditions, then we may be required to recognize additional depreciation or material impairment charges that would reduce our net earnings or increase our net losses. Under U.S. GAAP, once an impairment results in a reduction to the carrying value of an asset, the carrying value of such asset cannot thereafter be increased.

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

Our business strategy entails the need to re-lease aircraft as our current leases expire to generate sufficient revenues to meet our debt obligations, finance our growth and operations and pay dividends to our shareholders. The ability to re-lease aircraft depends on general market and competitive conditions. Some of our competitors may have greater access to financial resources and, as a result of restrictions on us contained in the terms of our indebtedness, may have greater operational flexibility. If we are not able to re-lease an aircraft or to do so on favorable terms, we may be required to attempt to sell the aircraft to provide funds for our debt service obligations or to otherwise finance our operations. Our ability to re-lease or sell aircraft on favorable terms or without significant off-lease time and transition costs could be adversely affected by depressed conditions in the airline and aircraft industries, airline bankruptcies, the effects of terrorism and war, the sale of other aircraft by financial institutions or other factors.

We rely on our lessees’ continuing performance of their lease obligations.

We operate as a supplier to airlines and are indirectly impacted by the risks facing airlines today. Our success depends upon the financial strength of our lessees, our ability to assess the credit risk of our lessees and the ability of lessees to perform their contractual obligations to us. The ability of each lessee to perform its obligations under its lease will depend primarily on the lessee’s financial condition and cash flow, which may be affected by factors beyond our control, including:

•	competition;

•	fare levels;

•	air cargo rates;

•	passenger air travel and air cargo demand;

•	geopolitical and other events, including war, acts of terrorism, civil unrest, outbreaks of epidemic diseases and natural disasters;

•	increases in operating costs, including the availability and cost of jet fuel and labor costs;

•	labor difficulties;

•	economic and financial conditions and currency fluctuations in the countries and regions in which the lessee operates; and

•	governmental regulation of, or affecting, the air transportation business, including noise and emissions regulations, climate change initiatives and age limitations.

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

We have restructured leases when lessees are late in making payments, fail to make required payments or have otherwise advised us that they expect to default in making required payments. A lease restructuring can involve a rescheduling of payments or even termination of a lease without receiving all or any of the past-due or deferred amounts. The terms and conditions of possible lease restructurings could result in a significant reduction of lease revenue which would have an adverse impact on our cash flow available for distribution and to pay dividends to shareholders. We may receive more requests for lease restructurings if any of our lessees should experience financial difficulties in the future.

Lease defaults could result in significant expenses and loss of revenues.

From our IPO through December 31, 2011, we have repossessed seven of our aircraft following lessee defaults. We repossessed one additional aircraft in the first quarter of 2012 and may repossess additional aircraft in the future. Repossession, re-registration and flight and export permissions after a lessee default typically result in greater costs than those incurred when an aircraft is redelivered at the end of a lease. These costs include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of an aircraft which could be significant, particularly if the lessee is contesting the proceedings or is in bankruptcy. Delays resulting from repossession proceedings also would increase the period of time during which an aircraft or other aviation asset does not generate lease revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in a condition suitable for re-lease or sale. We may also incur storage costs associated with any aircraft that we repossess and are unable to immediately place with another lessee. It may also be necessary to pay off liens, taxes and governmental charges on the aircraft to obtain clear possession and to remarket the asset effectively, including liens that a defaulting lessee may have incurred in connection with the operation of its other aircraft.

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

Our lessees’ failure to comply with their maintenance obligations on our aircraft could significantly harm our financial condition, results of operations and ability to pay dividends.

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

Failures by a lessee to maintain an aircraft would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft to an acceptable condition prior to re-leasing or sale. Even if we are entitled to receive maintenance payments, these payments may not cover the entire cost of actual maintenance required. Any failure to maintain our aircraft may materially adversely affect our financial results, asset values and growth prospects.

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

The failure to pay some of these costs can result in liens on the aircraft or a loss of insurance. Any of these events could result in the grounding of the aircraft and prevent the re-lease, sale or other use of the aircraft until such default is cured.

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

As of December 31, 2011, eight of our leases provide the lessees with early termination options. We also could enter into leases in the future that provide lessees with early termination options. If any lease is terminated early at a time when we could not re-lease the aircraft at rates at least as favorable to us as the terminated lease, our results of operations and ability to pay dividends could be adversely affected.

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

European concentration. Revenues from 28 lessees based in Europe accounted for 47% of our total revenues in 2011. Of the 28 lessees, five are based in Eastern Europe. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the development of low-cost carriers. In addition, European carriers may be impacted by the recent lack of economic growth in Europe and the on-going debt crisis. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase aircraft operating costs.

Asian and South Pacific concentration. Revenues from 13 lessees based in Asia (including India and Australia) accounted for 20% of our total revenues in 2011, and lease rental revenues from three lessees based in India accounted for 11% of total revenues. There are significant obstacles to the Indian airline industry’s development, including poor aviation infrastructure, continuing losses from operations due to overcapacity and other factors, continuing government control and regulation over the industry. If this control and regulation persists or expands, the Indian airline industry likely would experience a significant decrease in growth or restrictions on future growth.

North American concentration. Revenues from five lessees based in North America accounted for 19% of our total revenues in 2011. During the past 15 years a number of North American passenger airlines filed Chapter 11 bankruptcy proceedings and several major U.S. airlines ceased operations altogether. High labor costs, high fuel costs, the strength of labor unions in collective bargaining negotiations and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines.

Mexico, South and Central American concentration. Revenues from three lessees based in Mexico, South and Central America accounted for 8% of our total revenues in 2011. While lessees throughout the world are affected by exchange rate fluctuations as a result of the mismatch of U.S. dollar exposure between their operating expenses and revenues, airlines in Mexico, South and Central America are particularly sensitive to this risk because of the history of currency devaluations in this region. Any strengthening of the U.S. dollar against the local currency could negatively impact the profitability of these airlines and their ability to meet their lease obligations to us. These risks are exacerbated by the potential for Mexican, South and Central American currencies to be devalued by governments as they have been periodically during the last four decades.

Middle East and Africa concentration. Revenues from four lessees based in the Middle East and Africa accounted for 6% of our total revenues in 2011. Although we currently have limited exposure to airlines based in the Middle East, continued and spreading civil unrest in the Middle East and other regions of the world may negatively impact airlines and airline travel.

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

Fuel costs represent a major expense to airlines, and fuel prices fluctuate widely depending primarily on international market conditions, geopolitical and environmental events, regulatory changes including those related to greenhouse gas emissions and currency exchange rates. The ongoing unrest in North Africa and the Middle East, as well as recent orders by the Iranian government to halt oil exports to various European nations, has generated uncertainty regarding the predictability of the world’s future oil supply, which has led to significant near-term increases in fuel costs. If this uncertainty continues, fuel costs may continue to rise in the future. Fuel prices will continue to have a significant impact on airline profitability. Due to the competitive nature of the airline industry, airlines may not be able to pass on increases in fuel prices to their customers by increasing fares. If they pass on the higher costs, it may adversely affect demand for air travel, which would reduce revenues to our customers. In addition, airlines may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. Fuel prices increased in 2011 and are continuing to increase in early 2012. If fuel prices increase further, they are likely to cause our lessees to incur higher costs or experience reduced revenues. Consequently, these conditions may:

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

Certain aspects of our business are subject to regulation by state, federal and foreign governmental authorities. Aircraft are subject to regulations imposed by aviation authorities regarding aircraft maintenance and airworthiness. Laws affecting the airworthiness of aircraft generally are designed to ensure that all aircraft and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Aircraft manufacturers also may issue their own recommendations. Airworthiness directives and similar requirements typically set forth particular special maintenance actions or modifications to certain aircraft types or models that the owners or operators of aircraft must implement.

Each lessee generally is responsible for complying with airworthiness directives with respect to its aircraft and is required to maintain the aircraft’s airworthiness. To the extent that a lessee fails to comply with airworthiness directives required to maintain its certificate of airworthiness or other manufacturer requirements in respect of an aircraft or if the aircraft is not currently subject to a lease, we may have to bear the cost of such compliance. Under many leases, we have agreed to share with our lessees the cost of obligations under airworthiness directives (or similar requirements). These expenditures can be substantial and, to the extent we are required to pay them, our cash flow and ability to pay dividends could be substantially adversely affected.

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

Air travel can be disrupted, sometimes severely, by the occurrence of natural disasters and other natural phenomena. For example, the tsunami in Japan and flooding in Thailand in 2011 and the spread of volcanic ash in Europe in early 2010 caused the closure of airports and flight cancellations throughout the affected area. The airline industry incurred substantial losses from these disruptions.

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

In August 2010, the Financial Accounting Standards Board (“FASB”) issued an Exposure Draft that proposes substantial changes to existing lease accounting, which will affect all lease arrangements. In July 2011, the FASB and the International Accounting Standards Board (“IASB”) unanimously agreed to re-expose their revised proposals for a leases standard. The re-exposed standard is expected to be released in the second quarter of 2012. The FASB’s proposal requires that all leases be recorded on the statement of financial position of both the lessee and lessor.

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

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These include:

•

provisions that permit us to require any competitor of BBAM LP that acquires beneficial ownership of more than 15% of our common shares either to tender for all of our remaining common shares for no less than their fair market value, or sell such number of common shares to us or to third parties as this would reduce its beneficial ownership to less than 15%, in either case within 90 days of our request to so tender or sell;

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

We expect to be a “Passive Foreign Investment Company” under U.S. tax laws for the foreseeable future, As a result, U.S. Holders of our shares will be subject to different taxation rules with respect to an investment in our shares depending on whether they elect to treat us as a qualified electing fund, or a QEF, with respect to their investment in our shares. If a U.S. Holder makes a QEF election in the first taxable year in which the U.S. Holder owns our shares (and if we comply with certain reporting requirements, which we have done and intend to do), then such U.S. Holder will be required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain, subject to a separate voluntary election to defer payment of taxes, which deferral is subject to an interest charge. Shareholders that have made a QEF election with respect to our common shares will be required to include in gross income their pro rata share of our ordinary earnings and net capital gain, if any. Such inclusion is required even if the amount exceeds cash distributions, if any, made by us during the year. As a result of our purchase of our Notes in 2009, we generated significant ordinary earnings in 2009, and we may continue to generate ordinary earnings for U.S. federal income tax purposes. (See ITEM 10. ADDITIONAL INFORMATION — Taxation — U.S. Federal Income Tax Considerations)

We may face increased tax costs.

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

We are a global lessor of modern, fuel-efficient commercial jet aircraft. We are principally engaged in purchasing commercial aircraft which we, in turn, lease to airlines around the world. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. On October 2, 2007, we (1) completed our IPO and issued 18,695,650 ADSs, (2) issued 14,907,800 ADSs in a private placement, (3) issued $853.0 million of aircraft lease-backed notes as part of the Securitization and (4) used the net proceeds of the IPO, the private placement and the Securitization to finance the acquisition of our Initial Portfolio of 47 commercial aircraft.

On November 7, 2007, our wholly-owned subsidiary, B&B Air Acquisition, entered into the Aircraft Acquisition Facility which provided for up to $1.2 billion of financing for additional aircraft, including a $96.0 million equity tranche from Fly. The availability period under the facility expired on November 6, 2009. As of December 31, 2011, B&B Air Acquisition owned 16 aircraft through its wholly-owned subsidiaries.

On October 14, 2011, the Company completed the acquisition of a portfolio of 49 aircraft and other assets valued at approximately $1.4 billion and managed by GAAM. The purchase was funded with approximately $141.7 million of our unrestricted cash and our assumption of approximately $1.2 billion of secured, non-recourse debt.

As of December 31, 2011, our portfolio consisted of 109 aircraft. Since December 31, 2011, we have acquired two additional aircraft.

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

Our Aircraft Portfolio

As of December 31, 2011, our aircraft portfolio consisted of 109 commercial jet aircraft with 103 narrow-body passenger aircraft (including two freighters) and six wide-body passenger aircraft.

As of December 31, 2011, we had 56 Boeing aircraft and 53 Airbus aircraft in our fleet. The aircraft in our portfolio were manufactured between 1990 and 2011 and have a weighted average age of 8.5 years as of December 31, 2011. We estimate that the useful life of our aircraft is generally 25 years from the date of manufacture. In the case of a freighter, the remaining useful life is determined based on the date of conversion and in such case, the total useful life may extend beyond 25 years from the date of manufacture.

The following table presents the aircraft in our portfolio as of December 31, 2011:

Lessee Name	Aircraft Type	Airframe Type	Date of Manufacture
1. Aeromexico	B737-700	Narrowbody	2005
2. Aeromexico	B737-700	Narrowbody	2005
3. Aeromexico	B737-800	Narrowbody	2006
4. Aeromexico	B737-800	Narrowbody	2000
5. Air Berlin	A330-200	Widebody	2001
6. Air Berlin	B737-800	Narrowbody	1999
7. Air Berlin	B737-800	Narrowbody	1998
8. Air Berlin	B737-800	Narrowbody	1998
9. Air Berlin	B737-800	Narrowbody	1998
10. Air China	B737-800	Narrowbody	2007
11. Air China	B737-800	Narrowbody	2002
12. Air France	A319-100	Narrowbody	2000
13. Air France	A340-300	Widebody	1993
14. British Airways	A320-200	Narrowbody	2002
15. British Airways	A320-200	Narrowbody	2002
16. British Airways	A320-200	Narrowbody	2002
17. British Airways	A320-200	Narrowbody	2002
18. Chang’An Airlines	B737-800	Narrowbody	2006
19. China Eastern	A319-100	Narrowbody	2000
20. China Eastern	A319-100	Narrowbody	2000
21. China Eastern	A319-100	Narrowbody	2000
22. Donavia	B737-500	Narrowbody	1992
23. Donavia	B737-500	Narrowbody	1992
24. Donbassaero	A320-200	Narrowbody	1997
25. Donbassaero	A320-200	Narrowbody	1997
26. easyJet	A319-100	Narrowbody	2007
27. Ethiopian Airlines	B757-200	Narrowbody	1998
28. Ethiopian Airlines	B757-200	Narrowbody	1997

Lessee Name	Aircraft Type	Airframe Type	Date of Manufacture
29. Finnair	A320-200	Narrowbody	2003
30. Finnair	A319-100	Narrowbody	2002
31. flydubai	B737-800	Narrowbody	2011
32. flydubai	B737-800	Narrowbody	2010
33. Frontier	A319-100	Narrowbody	2001
34. Hainan Airlines	B737-800	Narrowbody	2007
35. Hainan Airlines	B737-800	Narrowbody	2007
36. Hainan Airlines	B737-800	Narrowbody	2007
37. Hainan Airlines	A319-100	Narrowbody	2006
38. Hello AG	A320-200	Narrowbody	1998
39. Iberia	A319-100	Narrowbody	2000
40. Icelandair	B757-200	Narrowbody	2000
41. Icelandair	B757-200	Narrowbody	2000
42. Icelandair	B757-200SF (1)	Narrowbody	1990
43. Jeju Airlines	B737-800	Narrowbody	1999
44. Jet Lite	B737-700	Narrowbody	2002
45. Jet2	B737-800	Narrowbody	1999
46. Kenya Airways	B737-800	Narrowbody	2006
47. Kingfisher Airlines	A320-200	Narrowbody	2006
48. Kingfisher Airlines	A320-200	Narrowbody	2005
49. Kingfisher Airlines	A319-100	Narrowbody	2005
50. Kingfisher Airlines	A319-100	Narrowbody	2005
51. Korean Airlines	B737-800	Narrowbody	2000
52. Norwegian Air	B737-800	Narrowbody	2001
53. Qantas	B737-800	Narrowbody	2005
54. Qantas	A320-200	Narrowbody	2005
55. Qantas	A320-200	Narrowbody	2005
56. Qantas	B717-200	Narrowbody	2001
57. Qantas	B717-200	Narrowbody	2001
58. Qantas	B717-200	Narrowbody	2001
59. Qantas	B717-200	Narrowbody	2001
60. Qantas	B717-200	Narrowbody	2001
61. Qantas	B717-200	Narrowbody	2001
62. Ryanair	B737-800	Narrowbody	2006
63. Ryanair	B737-800	Narrowbody	2006
64. SAA	A319-100	Narrowbody	2004
65. Shanghai	B737-700	Narrowbody	1999
66. Sky Airlines	B737-800	Narrowbody	2007
67. Spanair (2)	A320-200	Narrowbody	2003
68. SpiceJet	B737-900ER	Narrowbody	2008
69. SpiceJet	B737-900ER	Narrowbody	2007
70. SpiceJet	B737-800	Narrowbody	2006
71. Sunwing Airlines	B737-800	Narrowbody	2006
72. Swiss Air	A320-200	Narrowbody	1995
73. Swiss Air	A320-200	Narrowbody	1995
74. TAM	A320-200	Narrowbody	2006
75. TAM	A320-200	Narrowbody	2006
76. TAM	A320-200	Narrowbody	2002
77. Thomas Cook	B757-200	Narrowbody	1999
78. Thomas Cook	B757-200	Narrowbody	1999
79. Thomson Airways	B757-200	Narrowbody	1999
80. Thomson Airways	B757-200	Narrowbody	1999
81. THY	A320-200	Narrowbody	2005
82. THY	A320-200	Narrowbody	2005
83. Tiger Airways	A320-200	Narrowbody	2006
84. Titan Airways	B737-300QC (1)	Narrowbody	1991
85. Transavia Airlines	B737-700	Narrowbody	2001
86. Travel Service	B737-800	Narrowbody	1999

Lessee Name	Aircraft Type	Airframe Type	Date of Manufacture
87. TUI AG	B767-300ER	Widebody	1997
88. United Air Lines	B747-400	Widebody	1993
89. US Airways	A319-100	Narrowbody	2000
90. US Airways	A319-100	Narrowbody	2000
91. US Airways	A319-100	Narrowbody	2000
92. US Airways	A319-100	Narrowbody	2000
93. Virgin America	A319-100	Narrowbody	2008
94. Virgin America	A320-200	Narrowbody	2007
95. Virgin America	A320-200	Narrowbody	2006
96. Virgin America	A320-200	Narrowbody	2006
97. Virgin Atlantic	A340-600	Narrowbody	2006
98. Virgin Atlantic	A340-600	Narrowbody	2006
99. Virgin Australia	B737-700	Narrowbody	2001
100. Volaris Airlines	A319-100	Narrowbody	2007
101. Volaris Airlines	A319-100	Narrowbody	2000
102 Volaris Airlines	A319-100	Narrowbody	1999
103. Vueling Airlines	A320-200	Narrowbody	2007
104. Vueling Airlines	A320-200	Narrowbody	2007
105. White Airways	A320-200	Narrowbody	1995
106. Yakutia	B757-200	Narrowbody	1998
107. Yakutia	B757-200	Narrowbody	1996
108. OLT Express Poland (fka Yes Airways)	A320-200	Narrowbody	1995
109. OLT Express Poland (fka Yes Airways)	A320-200	Narrowbody	1995

(1)	Freighter.
(2)	Spanair lease terminated in Q1 2012.

The following table summarizes the composition of our portfolio by manufacturer and aircraft type as of December 31, 2011:

Aircraft Manufacturer	Aircraft Type	Number of Aircraft
Airbus	A319-100	20
	A320-200	29
	A330-200	1
	A340-300	1
	A340-600	2

	Total	53

Boeing	B717-200	6
	B737-300QC	1
	B737-500	2
	B737-700	6
	B737-800	26
	B737-900ER	2
	B747-400	1
	B757-200	10
	B757-200SF	1
	B767-300ER	1

	Total	56

Total		109

Our portfolio is composed of 89% narrow-body aircraft based on net book values as of December 31, 2011 and includes the Airbus A319, Airbus A320 and next generation Boeing 737 aircraft families, which enjoy high worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are based on more routes around the world than any other airframe and thus have the largest installed base. As a result, we believe they are easier and more cost-efficient to lease and market than wide-body jets or other specialized types of aircraft.

The following table presents the composition of our portfolio based on airframe type:

Airframe Type	Number of Aircraft
Narrow-body(1)	103
Wide-body	6

Total	109

(1)	Includes two freighters.

Our Markets

Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. The following table presents the distribution of our operating lease revenue by geographic region:

	Year ended December 31, 2011		Year ended December 31, 2010		Year ended December 31, 2009
	(Dollars in thousands)
Europe:
United Kingdom	$19,444	8%	$9,255	4%	$9,624	5%
Germany	15,560	7%	15,284	7%	17,174	8%
Spain	9,920	4%	8,213	4%	8,213	4%
Other	64,467	28%	72,752	33%	65,574	30%

Europe — Total	109,391	47%	105,504	48%	100,585	47%

Asia and South Pacific:
China	13,620	6%	15,636	7%	16,391	8%
India	22,341	10%	24,430	11%	27,451	13%
Australia	5,392	2%	—	—	—	—
Other	5,896	2%	4,882	2%	3,017	1%

Asia and South Pacific — Total	47,249	20%	44,948	20%	46,859	22%

North America:
United States	39,088	17%	41,725	19%	39,600	19%
Other	3,891	2%	4,932	2%	5,009	2%

North America — Total	42,979	19%	46,657	21%	44,609	21%

Mexico, South and Central America:
Mexico	16,276	7%	18,781	9%	18,292	8%
Other	1,687	1%	—	—	—	—

Mexico, South and Central America — Total	17,963	8%	18,781	9%	18,292	8%

Middle East and Africa — Total	13,134	6%	3,765	2%	3,619	2%

Total Operating Lease Revenue	$230,716	100%	$219,655	100%	$213,964	100%

Our Leases

Lease Terms

All of our aircraft are subject to leases under which the lessees are responsible for most operational and insurance costs, and 94 of the 109 leases in our portfolio are subject to fixed rental rates. Our portfolio is diversified across 53 different airlines in 29 countries, in both developed and emerging markets. Our leases are scheduled to expire between 2012 and 2020 and have a weighted average remaining lease term of 3.6 years as of December 31, 2011.

The following table presents the scheduled lease maturity of the aircraft in our portfolio as of December 31, 2011:

	Airframe Type
Year of Scheduled Lease Expiration	Narrow (1)	Wide	Total
2012	13	—	13
2013	13	3	16
2014	18	—	18

	Airframe Type
Year of Scheduled Lease Expiration	Narrow (1)	Wide	Total
2015	22	1	23
2016	14	—	14
2017	14	—	14
2018	5	2	7
2019	4	—	4

Total	103	6	109

(1)	Includes one freighter each in 2014 and 2015.

Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees have early termination or lease extension options.

We receive substantially all of our revenue and pay substantially all of our expenses in U.S. dollars. As of December 31, 2011, we have seven leases to which we receive part of the lease payments in either euros or Australian dollars. We have entered into foreign currency derivative transactions related to these leases. Most lease rentals are payable monthly in advance, but some lease rentals are payable in arrears or quarterly. Of our leases, 94 have fixed rental rates and 15 have floating rental rates. In addition, because most of our debt bears floating rates of interest, we manage interest rate risk by entering into interest rate swaps pursuant to which we make fixed-rate interest payments on the swap and receive floating-rate payments on our leases. All leases are on a “net” basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance premiums.

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

Security Deposits and Letters of Credit. The majority of our leases provide for cash security deposits and/or letters of credit which may be drawn down in the event that a lessee defaults under its respective lease. These security deposits and/or letters of credit may mitigate losses we may incur while attempting to re-lease the aircraft. Under certain circumstances, the lessee may be required to obtain guarantees or other financial support from an acceptable financial institution or other third parties.

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

Our portfolio includes leases pursuant to which we collect maintenance reserve payments that are determined based on passage of time or usage of the aircraft measured by hours flown or cycles operated. These payments may be paid in cash or letters of credit which can be drawn if maintenance obligations are not otherwise paid. Under these leases, we are obligated to make reimbursements to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee. Certain leases also require us to make maintenance contributions for costs associated with certain major maintenance events in excess of any maintenance reserve payments. Major maintenance includes heavy airframe, off-

wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. We are not obligated to make maintenance contributions under any lease at any time that a lessee default is continuing. We also have leases that provide for a lease-end adjustment payment based on the usage of the aircraft during the lease term and its condition upon redelivery. Typically, payments are made by the lessee to us, although in some cases, we have been required to make such payments to the lessee.

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

General. Each aircraft generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or “wet lease” arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. As of December 31, 2011, our lessees have informed us of the following subleases:

Lessee	Sublessee
TUI Travel Aviation Finance Limited	Thomson Airways Limited
Shanghai Airlines Company Limited	China United Airlines Co., Ltd.
Hainan Airlines Co., Ltd.	Lucky Air Company Limited
Qantas Airways Limited	Jetstar Airways Pty Ltd. and National Jet Systems Pty Ltd.

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

Some foreign countries have currency and exchange laws regulating the international transfer of currencies. When necessary, we will require as a condition to any foreign transaction, that the lessee or purchaser in a foreign country obtain the necessary approvals of the appropriate government agency, finance ministry or central bank for the remittance of all funds contractually owed in U.S. dollars. We attempt to minimize our currency and exchange risks by negotiating most of our aircraft leases and all of our sales transactions in U.S. dollars. The terms of the Securitization permit B&B Air Funding to have up to 5% of its leases denominated in euros. As of December 31, 2011, all of B&B Air Funding’s and B&B Air Acquisition’s leases are denominated in U.S. dollars. In connection with the GAAM Portfolio, we have seven leases pursuant to which we receive part of the lease payments in either euros or Australian dollars. We have entered into foreign currency derivative transactions related to these leases. As a result, all of our revenues were received in U.S. dollars, and we paid substantially all of our expenses in U.S. dollars.

Lease Restructurings. During the term of a lease, a lessee’s business circumstances may change to the point where it is economically sensible for us to consider restructuring the terms of the lease. Restructurings may involve the voluntary termination of leases prior to the scheduled lease expiration, the arrangement of subleases from the primary lessee to another airline, the rescheduling of lease payments, the forgiveness and/or reduction of lease obligations and the extension of the lease terms.

Aircraft Repossessions. On a lease default, we may seek to terminate the lease and gain possession of the aircraft for remarketing. Although the majority of repossessions are accomplished through negotiation, if we cannot obtain the lessee’s cooperation we would have to take legal action in the appropriate jurisdiction. This legal process could delay the ultimate return of the aircraft. In addition, in connection with the repossession of an aircraft, we may be required to pay outstanding mechanics, airport, navigation and other liens on the repossessed aircraft. These charges could relate to other aircraft that we do not own but were operated by the defaulting lessee. In contested repossessions, we likely would incur substantial additional costs for maintenance, refurbishment and remarketing of the aircraft.

Lease Management and Remarketing

We outsource our lease management and aircraft remarketing activities to BBAM. Pursuant to our servicing agreements with BBAM, BBAM provides us with services related to leasing our fleet, including marketing aircraft for lease and re-lease or sale, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees. In 2012, we have thirteen leases that are scheduled to expire. We may have additional remarketings in 2012 if any leases are terminated prior to their scheduled expiry dates.

From time to time, we may decide to dispose of our leased aircraft at or before the expiration of their leases. In 2010 and 2011, we sold an aggregate of six aircraft to unrelated third parties.

Competition

The leasing and remarketing of commercial jet aircraft is highly competitive. We face competition from airlines, aircraft manufacturers, financial institutions, aircraft brokers, special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft, and public and private partnerships, investors and funds, including private equity firms and hedge funds. Competition for leasing transactions is based on a number of factors including delivery dates, lease rates, terms of lease, aircraft condition and the availability in the marketplace of the types of aircraft to meet the needs of the customers. See the risk factor “We operate in a highly competitive market for investment opportunities in aircraft and other aviation assets.”

Insurance

We require our lessees to obtain those types of insurance which are customary in the air transportation industry. These include aircraft all-risk hull insurance covering the aircraft and its engines and spares and hull and spares war and allied perils insurance covering risks such as hijacking, terrorism, confiscation, expropriation, seizure and nationalization to the extent normally available in the international market. Coverage under aircraft hull insurance policies generally is subject to standard deductible levels in respect of partial damage to the aircraft, in some instances and under certain circumstances the lessee has the right to self-insure some or all of the risk. The lessee is required to pay all deductibles, and also would be responsible for payment of amounts self-insured.

We also require our lessees to carry comprehensive aviation liability insurance, including war and allied perils coverage, provisions for bodily injury, property damage, passenger liability, cargo liability and such other provisions reasonably necessary in commercial passenger and cargo airline operations. Coverage under liability policies generally is not subject to deductibles except as to baggage and cargo that are standard in the airline insurance industry.

In general, we are named as an additional insured and loss payee on the hull all risks and hull and spares war policies for the sum of the stipulated loss value or agreed value of the aircraft and our own contingent coverage in place is at least equal to the appraised value of the aircraft. In cases where the Servicer believes that the agreed value stated in the lease is not sufficient, the Servicer will purchase additional coverage, either in the form of hull and hull war total loss only or hull and hull war excess hull insurance for the deficiency and as an additional insured on the liability policies carried by our lessees.

The Servicer will obtain certificates of insurance from the lessees’ insurance brokers to evidence the existence of such insurance. These certificates of insurance generally include, in addition to the information above, (i) a breach of warranty endorsement so that, subject to certain standard exceptions, our interests are not prejudiced by any act or omission of the lessee, (ii) confirmation that the liability insurance is primary and not contributory, (iii) agreement that insurers waive rights of subrogation against us and (iv) in respect to all policies, a 30-day notice of cancellation or material change; however, war and allied perils insurance policies customarily provide seven days advance written notice for cancellation and may be subject to lesser notice under certain market conditions.

The insurance market imposes a sub limit on each operator’s primary liability policy applicable to third-party war risk liability, this limit customarily does not exceed $150 million upon which additional excess third party war liability coverage is then obtained in the London and the International Markets. U.S., Canadian and certain other non-European Community-based airlines have government war-risk insurance programs available in which they currently participate.

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

In addition to the coverage maintained by our lessees, we maintain both contingent hull and liability insurance and possession hull and liability insurance with respect to our aircraft. Such contingent insurance is intended to provide coverage in the event that the insurance maintained by any of our lessees should not be available for our benefit as required pursuant to the terms of the contract. Such possession insurance is intended to provide coverage for any periods in which an aircraft is not subject to a lease agreement with a lessee. Consistent with industry practice, our insurance policies are subject to commercially reasonable deductibles or self-retention amounts.

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

Most of our aircraft are registered in the jurisdictions in which the lessees of our aircraft are certified as air operators. As a result, our aircraft are subject to the airworthiness and other standards imposed by these jurisdictions. See the risk factor, “Government regulations could require substantial expenditures, reduce our profitability and limit our growth.”

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

Overview

Fly Leasing Limited is a global lessor of modern, fuel-efficient commercial jet aircraft. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. As of December 31, 2011, we owned a portfolio of 109 aircraft.

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

On November 7, 2007, our subsidiary, B&B Air Acquisition, entered into an Aircraft Acquisition Facility that provided for up to $1.2 billion of financing for additional aircraft including a $96.0 million equity tranche from Fly. Substantially all available cash flow from aircraft held by B&B Air Acquisition is applied to the repayment of outstanding interest and principal.

On October 14, 2011, we completed the acquisition of a portfolio of 49 aircraft and other assets valued at approximately $1.4 billion and managed by GAAM. The purchase was funded with approximately $141.7 million of unrestricted cash and our assumption of approximately $1.2 billion of secured, non-recourse debt.

During the year ended December 31, 2011, in addition to the acquisition of the GAAM Portfolio, we purchased three additional aircraft for $102.8 million and sold two aircraft for $139.0 million. To partially finance the aircraft acquisitions, we entered into three loan agreements with international commercial banks to borrow an aggregate of $77.5 million.

In connection with 19 of the 49 aircraft acquired in the purchase of the GAAM Portfolio, we assumed a debt facility provided by Nord LB which was scheduled to mature in November 2012. On February 6, 2012, we completed an extension of the Nord LB Facility to November 2018. We paid $25 million to Nord LB which was applied towards repayment of outstanding principal amounts on February 14, 2012. At the beginning of the extension term on November 14, 2012, we will make another principal payment of $15.0 million. From February 6, 2012 until November 14, 2012, we will pay Nord LB a fee equal to 0.45% per annum on the amount which will be outstanding on November 14, 2012.

On February 9, 2011, we made a $16.4 million investment for a 57.4% limited partnership interest in Fly-Z/C LP, a newly-formed aircraft leasing joint venture that was formed for the purpose of acquiring, financing and eventually selling four commercial jet aircraft. Summit has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner of the joint venture. On April 14, 2011, we made an additional capital contribution of $11.6 million into Fly-Z/C LP to fund the joint venture’s acquisition of an aircraft.

During the year ended December 31, 2011, we received distributions of $23.2 million from Fly-Z/C LP, of which $22.2 million was received in connection with the completion of a $40.0 million debt financing by the joint venture. As of December 31, 2011, our net investment in Fly-Z/C LP was $5.1 million.

For the year ended December 31, 2011, we had net income of $0.7 million, or diluted earnings per share of $0.01. Net cash flows provided by operating activities for the year ended December 31, 2011 totaled $110.3 million. Net cash flow used in investing activities was $51.3 million and net cash used in financing activities was $141.0 million for the year ended December 31, 2011. We paid $21.1 million in dividends in 2011.

Net income for the year ended December 31, 2011 included a gain on sale of aircraft to unrelated third parties totaling $9.1 million. In connection with the purchase of the GAAM Portfolio, we incurred closing costs of $18.0 million, including a one-time acquisition fee of $12.5 million to our Manager. We also recognized aircraft impairment of $7.5 million in 2011. Our equity earnings from investments in unconsolidated subsidiaries for 2011 totaled $5.6 million.

Market Conditions

Throughout 2010 and into early 2011, we saw marked improvement in the outlook for the profitability of the airline industry. However, this growth slowed in the latter part of 2011, and we expect airline profits will be significantly lower in 2012 compared to 2011. This expected decrease is the result of rising oil prices, the natural disaster in Japan, political unrest in the Middle East and North Africa, as well as continuing economic uncertainty in Europe and elsewhere. We have seen evidence of these trends in some of our lessees, and one of our lessees filed for bankruptcy protection in the first quarter of 2012. We have terminated the lease and repossessed this aircraft. Certain of our other lessees continue to struggle financially and have been unable to make lease rental and other payments on a timely basis. In particular, we are in on-going discussions with one lessee of four aircraft about its on-going payment delinquencies. We have 13 aircraft with scheduled lease expiration dates in 2012 which need to be remarketed, and we expect the industry slowdown will continue to put downward pressure on lease rates. Eight of these aircraft are financed with debt which matures on the lease expiration dates and will need to be refinanced. There is no assurance that the current lenders will extend the current financing upon remarketing of these aircraft or that we will find suitable alternative sources of financing.

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

Rent Receivables

Rent receivables represent unpaid lessee obligations under existing lease contracts. Any allowance for doubtful accounts is established on a specific identification basis and is maintained at a level believed by management to be adequate to absorb probable losses inherent in rent receivables. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor’s operating environment and geographical areas. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends impacting the lessees and their credit worthiness, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2011 and 2010, we had no allowance for doubtful accounts, although we have two lessees on non-accrual status. We recognize revenue from these two lessees when cash is received.

Flight Equipment Held for Operating Leases

Flight equipment held for operating leases are recorded at cost and depreciated to estimated residual values on a straight-line basis over their estimated remaining useful lives. Useful life is generally 25 years from the date of manufacture. Residual values are generally estimated to be 15% of original manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:

•	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.

•	Flight equipment which is out of production and may have a shorter useful life or lower residual value due to obsolescence.

•	The remaining useful life of a converted freighter is determined based on the date of conversion and in such case, the total useful life may extend beyond 25 years from the date of manufacture.

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

At the time of an aircraft acquisition, we evaluate whether the lease acquired with the aircraft is at fair market value by comparing the contractual lease rates to the range of current lease rates of like aircraft. A lease premium is recognized when it is determined that the acquired lease’s terms are above market value; lease discounts are recognized when it is determined that the acquired lease’s terms are below fair market value. Lease discounts are capitalized into other liabilities and accreted as additional rental revenue on a straight-line basis over the lease term. Lease premiums are capitalized into other assets and amortized against rental revenue on a straight-line basis over the lease term.

Impairment of Flight Equipment

We evaluate flight equipment for impairment when circumstances indicate that the carrying amounts of such assets may not be recoverable. Our evaluation of impairment indicators include, but are not limited to, recent transactions for similar aircraft, adverse changes in market conditions for specific aircraft types, third party appraisals of specific aircraft, published values for similar aircraft, any occurrences of adverse changes in the aviation industry and the overall market conditions that could impact the fair value of our aircraft. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, we will assess whether the carrying values of the flight equipment exceed the fair values and an impairment loss is required. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value.

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

The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs. For the year ended December 31, 2011, we recognized an impairment loss of $7.5 million related to two Boeing 737-500 aircraft which were manufactured in 1992. The aircraft are scheduled to come off lease in 2012, at which time we expect to dispose of them.

Derivative Financial Instruments

We use derivative financial instruments to manage our exposure to interest rate and foreign currency risks. Derivatives are accounted for in accordance with applicable FASB guidelines. All derivatives are recognized on the balance sheet at their fair values. Pursuant to hedge accounting provisions, changes in the fair value of the item being hedged can be recognized into earnings in the same period and in the same income statement line as the change in the fair value of the derivative instrument. On the date that we enter into a derivative contract, we formally document all relationships between the hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income (loss), net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item or that do not qualify for hedge treatment are recognized directly into income.

At the hedge’s inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in cash flows of the derivative instrument have been highly effective in offsetting changes in the cash flows of the hedged items and whether they are expected to be highly effective in the future. We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) we determine that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the derivative instrument is carried at its fair market value on the balance sheet with changes in fair value recognized into current-period earnings. The remaining balance in accumulated other comprehensive income associated with the derivative that has been discontinued is not recognized in the income statement unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in earnings when earnings are affected by the hedged transaction.

Maintenance Payment Liability

Our flight equipment is typically subject to triple-net leases under which the lessee is responsible for maintenance, insurance and taxes. Fly’s operating leases also obligate the lessees to comply with all governmental requirements applicable to the flight equipment, including without limitation, operational, maintenance, registration requirements and airworthiness directives.

Under the terms of the lease agreements, cash collected from lessees for future maintenance of the aircraft is recorded as maintenance payment liabilities. We do not recognize such maintenance payments as revenue during the lease term. Maintenance payment liabilities are attributable to specific aircraft and are typically based on hours or cycles of utilization, depending upon the component. Upon occurrence of qualified maintenance events, the lessee submits a request for reimbursement and upon disbursement of the funds, the liability is relieved.

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

We may also incur maintenance expenses on off-lease aircraft. Scheduled major maintenance or overhaul activities and costs for certain high-value components that are paid by us are capitalized and depreciated over the period until the next overhaul is required. Amounts paid by us for minor maintenance, repairs and re-leasing of aircraft are expensed as incurred.

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

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to Fly and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, they are deferred and recognized in the period in which the recognition criteria are met. Rental income from aircraft is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee the option to extend the lease for an additional term. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when collection is not reasonably assured.

Share Based Compensation

We have reserved 1,500,000 shares for issuance under the 2010 Omnibus Incentive Plan (“2010 Plan”). We have made an aggregate grant of 1,200,000 stock appreciation rights (“SARs”) and restricted stock units (“RSUs”) to certain employees of BBAM LP who provide services to us pursuant to certain management and servicing agreements. Compensation expense associated with grants to employees are valued at the grant date and amortized on a straight-line basis over the service period. Grants to non-employees are initially measured at grant date, and then re-measured at each interim reporting period until the awards are vested. Determining the appropriate fair value model and calculation of the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeitures and expected grant life.

Taxes

Fly provides for income taxes by tax jurisdiction. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement amounts and tax basis of existing assets and liabilities at the enacted tax rates expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amount which management ultimately expects to be more-likely-than-not realized.

Fly applies a recognition threshold of more-likely-than-not to be sustained in the examination of tax uncertainty in income taxes. Measurement of the tax uncertainty occurs if the recognition threshold has been met. We have elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during the years ended December 31, 2011, 2010 and 2009.

New Accounting Pronouncements

In May 2011, the FASB issued an accounting standard update to achieve common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards (“IFRS”). The update does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The accounting standard update is effective for interim and annual periods beginning in 2012. The accounting standard update will not have a material impact on our financial position or results of operations.

In June 2011, the FASB issued an accounting standard to facilitate convergence between GAAP and IFRS by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The standard requires all nonowner changes in stockholders’ equity to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The standard is effective for interim and annual periods beginning in 2012.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statement of operations of Fly for the years ended December 31, 2011, 2010 and 2009.

Consolidated Statements of Income of Fly for the years ended December 31, 2011 and 2010

	Year ended December 31,		Increase/ Decrease
	2011	2010
Revenues
Operating lease revenue	$230,716	$219,655	$11,061
Equity earnings from unconsolidated subsidiaries	5,647	2,901	2,746
Gain on sale of aircraft	9,137	13,449	(4,312)
Gain on sale of option to purchase notes payable	—	12,501	(12,501)
Lease termination settlement	2,135	2,298	(163)
Interest and other income	1,154	2,861	(1,707)

Total revenues	248,789	253,665	(4,876)

Expenses
Depreciation	95,718	84,032	11,686
Aircraft impairment	7,500	—	7,500
Interest expense	90,547	75,748	14,799
Selling, general and administrative	27,248	25,413	1,835
Acquisition closing costs	18,038	—	18,038
Debt purchase option amortization	—	947	(947)
Maintenance and other costs	4,400	4,651	(251)

Total expenses	243,451	190,791	52,660

Net income before provision for income taxes	5,338	62,874	(57,536)
Provision for income taxes	4,242	10,207	(5,965)

Net income	$1,096	$52,667	$(51,571)

As of December 31, 2011 and 2010, we had 109 and 62 aircraft in our portfolio, respectively. As of December 31, 2011, our aircraft were on lease to 53 lessees in 29 countries. In addition to the purchase of the GAAM Portfolio, we purchased three aircraft and sold two aircraft in 2011.

	Year ended December 31,		Increase/ Decrease
	2011	2010
Operating lease revenue:
Basic rent	$235,602	$203,104	$32,498
End of lease revenue	2,892	21,422	(18,530)
Lease incentives	(6,855)	(5,095)	(1,760)
Other	(923)	224	(1,147)

Total operating lease revenue	230,716	219,655	(11,061)

Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the year ended December 31, 2011, operating lease revenue totaled $230.7 million, an increase of $11.1 million compared to the year ended December 31, 2010. The increase was primarily due to (i) an increase of $33.7 million from the purchase of the GAAM Portfolio and (ii) an increase of $8.5 million from other aircraft purchased in 2011 and 2010. The increases were partially offset by: (i) a decrease of $18.5 million in revenues recognized at end of lease compared to the prior year and (ii) a decrease of $9.8 million from aircraft sold in 2011 and 2010.

Amortization of lease incentives recorded as reduction of operating lease revenue totaled $6.9 million and $5.1 million for the years ended December 31, 2011 and 2010, respectively

During the years ended December 31, 2011 and 2010, we recorded equity earnings from our investments in unconsolidated subsidiaries of $5.6 million and $2.9 million, respectively, or an increase of $2.7 million. The increases are primarily due to the recognition of income from BBAM LP for a full year of operations. Fly Z/C contributed $0.03 million of income in 2011.

During the year ended December 31, 2011, we sold two aircraft and recognized a gain on sale of $9.1 million. In the year ended December 31, 2010, we sold four aircraft for an aggregate gain on sale of $13.4 million.

During the year ended December 31, 2010, we sold to an unrelated third party our remaining option to purchase up to $50.0 million principal amount of Notes for 48% of the principal amount and received $12.5 million as consideration.

In connection with the early termination of four leases in a prior period, we reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, we received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million to be paid in monthly installments through January 2012 with interest at 8.0% per annum. Payments of $2.1 million and $2.3 million were received during the years ended December 31, 2011 and 2010, respectively.

Interest and other income totaled $1.2 and $2.9 for the years ended December 31, 2011 and 2010, respectively. In 2010, Fly received fee income of $1.2 million when it sold its purchase agreement related to one of its aircraft to an unrelated party.

Depreciation expense during the year ended December 31, 2011 was $95.7 million, compared to $84.0 million for the year ended December 31, 2010, an increase of $11.7 million. The increase was primarily due to the purchase of the GAAM Portfolio.

During the year ended December 31, 2011, we recognized aircraft impairment of $7.5 million related to two Boeing 737-500 aircraft which were manufactured in 1992. The aircraft are scheduled to come off lease in 2012, at which time we expect to dispose of them. We currently hold $3.1 million in maintenance payment liabilities from the lessee which we will be entitled to keep at lease termination, in addition to future maintenance reserves to be paid by the lessee. We have further agreed to accept payment by lessee of approximately $1.0 million for both aircraft at lease termination in lieu of compliance with the lessee’s obligations to meet certain redelivery conditions related to the maintenance of the aircraft. Any residual amounts will be recognized into income at the end of the lease term.

Interest expense totaled $90.5 million and $75.7 million for the years ended December 31, 2011 and 2010, respectively. The increase of $11.7 million was primarily due to (i) interest of $16.1 million associated with the debt we assumed with the purchase of the GAAM Portfolio, including $4.3 million of debt discount amortization, and (ii) interest of $3.8 million on our other secured aircraft debt. These increases were partially offset by decreases resulting from repayment of debt and a reduction in the notional amounts of the associated hedges.

Selling, general and administrative (“SG&A”) expenses were $27.2 million and $25.3 million for the years ended December 31, 2011 and 2010, respectively. The increase is primarily due to recognition of share-based compensation expense related to the SARs and RSUs issued under our 2010 Plan and an increase in servicing and management fees paid to BBAM as a result of the acquisition of the GAAM Portfolio. Our selling, general and administrative expenses in 2010 included $2 million of fees paid by Babcock & Brown.

In connection with the purchase of the GAAM Portfolio which was consummated on October 14, 2011, we incurred approximately $18.0 million in closing costs. These expenses included a $12.5 million fee to BBAM LP for arranging the acquisition.

Maintenance and other costs totaled $4.4 million and $4.7 million during the years ended December 31, 2011 and 2010, respectively, a decrease of $0.3 million. Costs incurred in 2011 included aircraft technical work in connection with the purchase of the GAAM Portfolio. Aircraft expenses incurred in 2010 included work on aircraft which was on lease to a lessee that filed for bankruptcy protection in 2010.

Our provision for income taxes was $4.2 million and $10.2 million during the years ended December 31, 2011 and 2010, respectively. The resulting effective tax rate for the years ended December 31, 2011 and 2010 was 79.5% and 16.3%, respectively. In 2011, Fly (i) recorded Australian taxes on taxable income from its subsidiaries domiciled in Australia, (ii) did not recognize a deferred tax benefit on losses incurred by one of its subsidiaries domiciled in the Cayman Islands as transaction expenses are not deductible or recorded in jurisdictions with a zero tax rate and (iii) recorded U.S. federal and state taxes on its share of U.S. sourced taxable income resulting from its investment in BBAM LP. In 2010, Fly recorded U.S. federal and state taxes on its share of U.S. sourced taxable income resulting from its investment in BBAM LP.

Our consolidated net income was $1.1 million and $52.7 million for the years ended December 31, 2011 and 2010, respectively, a decrease of $51.6 million.

Consolidated Statements of Income of Fly for the years ended December 31, 2010 and 2009

	Year ended December 31,		Increase/
	2010	2009	Decrease
Revenues
Operating lease revenue	$219,655	$213,964	$5,691
Equity earnings from unconsolidated subsidiary	2,901	—	2,901
Gain on sale of aircraft	13,449	—	13,449
Gain on purchase of notes payable	—	82,666	(82,666)
Gain on sale of option to purchase notes payable	12,501	—	12,501
Lease termination settlement	2,298	8,307	(6,009)
Interest and other income	2,861	2,598	263

Total revenues	253,665	307,535	(53,870)

Expenses
Depreciation	84,032	83,650	382
Interest expense	75,748	80,925	(5,177)
Selling, general and administrative	25,413	21,094	4,319
Debt purchase option amortization	947	6,053	(5,106)
Maintenance and other costs	4,651	2,353	2,298

Total expenses	190,791	194,075	(3,284)

Net income before provision for income taxes	62,874	113,460	(50,586)
Income tax provision	10,207	24,367	(14,160)

Net income	$52,667	$89,093	$(36,426)

As of December 31, 2010 and 2009, we had 59 and 62 aircraft in our portfolio, respectively. As of December 31, 2010, we had 58 aircraft on lease to 34 lessees. We had four aircraft subject to leases at December 31, 2010 of which two aircraft were delivered to the new lessee in January 2011. The remaining two aircraft were delivered to the new lessee during the first half of 2011. One aircraft that was off lease at December 31, 2010 has been delivered to a new lessee in March 2011. At December 31, 2009, all of our aircraft were on lease to 36 lessees. We purchased one aircraft and sold four aircraft in 2010.

	Year ended December 31,		Increase/
	2010	2009	Decrease
Operating lease revenue:
Basic rent	$203,104	$216,288	$(13,184)
End of lease revenue	21,422	—	21,422
Lease incentives	(5,095)	(4,315)	(780)
Other	224	1,991	(1,767)

Total operating lease revenue	219,655	213,964	(5,691)

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

In connection with the early termination of four leases and the settlement reached with the guarantor of these leases in February 2009, payments of $2.3 million and $8.3 million were received during the years ended December 31, 2010 and 2009, respectively. Due to collectability concerns, future payments will only be recognized as cash is received.

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

Selling, general and administrative expenses were $25.4 million and $21.1 million for the years ended December 31, 2010 and 2009, respectively. The increase of $4.3 million was primarily due to recognition of share-based compensation expense totaling $3.7 million related to the SARs and RSUs issued under our 2010 Plan. In addition to the non-cash share-based compensation, SG&A expenses for the year ending December 31, 2010 included $2.2 million of expense associated with amendments to our management and servicing agreements and the Aircraft Acquisition Facility, all related to our separation from Babcock & Brown. These professional fees were fully reimbursed by Babcock & Brown. This reimbursement was treated as a capital contribution in our financial statements.

For the year ended December 31, 2009, we amortized $6.1 million of the fees incurred in connection with agreements entered into by our subsidiary for the purchase of up to $100.0 million principal amounts of Notes from an unrelated third party. As of December 31, 2010, the fees paid for the options have been fully amortized.

During the year ended December 31, 2010 and 2009, maintenance and other leasing costs totaled $4.7 million and $2.3 million, respectively. The increase consisted primarily of aircraft expenses related to the aircraft previously on lease to Mexicana, which filed for bankruptcy protection in 2010.

Our provision for income taxes was $10.2 million and $24.4 million during the years ended December 31, 2010 and 2009, respectively. The resulting effective tax rate for the years ended December 31, 2010 and 2009 was 16.2% and 21.5%, respectively. In 2010, Fly recorded U.S. federal and state taxes on its share of U.S. sourced taxable income resulting from its investment in BBAM LP. In 2009, we recognized a deferred tax provision using the non-trading income tax rate on the gains associated with the Note purchases. We are tax-resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income.

Our consolidated net income was $52.7 million and $89.1 million for the years ended December 31, 2010 and 2009, respectively, a decrease of $36.4 million.

Liquidity and Capital Resources

Our sole source of operating cash flows is from distributions made to us by our subsidiaries. Distributions of cash to us by our subsidiaries are subject to compliance with applicable debt covenants. Substantially all available cash flow from aircraft held by B&B Air Acquisition is now applied to repayment of outstanding interest and principal. In addition, all revenue collected during each monthly period after July 2012 and November 2012 from aircraft owned by B&B Air Funding and the aircraft financed in the Nord LB facility, respectively, will be applied to repay the outstanding debt, after the payment of certain expenses and other costs.

Cash Flows of Fly for the years ended December 31, 2011 and 2010

We generated cash from operations of $110.3 million and $115.2 million for the years ended December 31, 2011 and 2010, respectively. The decrease of $4.9 million was primarily the result of a decrease in working capital.

Cash from investing activities relate primarily to the acquisition of aircraft, proceeds from sale of aircraft and lessor maintenance contributions. Cash used in investing activities totaled $51.3 million for the year ended December 31, 2011 compared to cash provided by investing activity of $47.4 million for the year ended December 31, 2010. Proceeds received from the sale of two aircraft in 2011, net of maintenance payment liability and security deposits transferred with the aircraft, totaled $126.9 million. Proceeds received from the sale of four aircraft during 2010, net of maintenance payment liability and security deposits transferred with the aircraft, totaled $100.9 million. In 2011, cash flows used in the purchase of aircraft, including the acquisition of the GAAM Portfolio, totaled $165.8 million. During 2011, we also made a $28.1 million investment and received distributions of $27.0 million from our unconsolidated subsidiaries. In addition, we paid $11.3 million for lessor contributions to maintenance in 2011. During 2010, we acquired an aircraft subject to a sale-leaseback agreement for $41.7 million and made an $8.8 million investment in BBAM LP. During 2010, we also paid $4.1 million for lessor contributions to maintenance.

Cash used in financing activities for the year ended December 31, 2011 and 2010 amounted to $141.1 million and $94.4 million, respectively. In 2011, we: (i) borrowed $46.6 million through new loans, (ii) received proceeds of $33.8 million from the sale of our Notes to third parties, (iii) made principal repayments of $204.9 million on our secured borrowings, (iv) made additions to our restricted cash accounts totaling $21.7 million, (v) paid dividends of $20.7 million and (vi) repurchased shares totaling $13.1 million During 2010, we: (i) borrowed $29.5 million through new loans, (ii) received proceeds of $12.5 million from the sale of an option to purchase our Notes, (iii) repurchased shares totaling $35.5 million, (iv) made additions to our restricted cash accounts totaling $25.7 million and (v) paid dividends of $22.5 million. Movements in security deposits and maintenance payment liabilities were comparable in 2011 and 2010.

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

Cash used in financing activities for the year ended December 31, 2010 and 2009 amounted to $94.4 million and $92.1 million, respectively. In 2010, we: (i) borrowed $29.5 million pursuant to our aircraft note payable, (ii) received proceeds of $12.5 million from the sale of an option to purchase our Notes, (iii) repurchased shares totaling $35.5 million, (iv) made additions to our restricted cash accounts totaling $25.7 million and (v) paid dividends of $22.5 million. In 2009, we: (i) made purchases of Notes in the principal amount of $169.4 million for $83.0 million, (ii) made additions to our cash collateral account and other restricted cash accounts totaling $25.6 million, (iii) paid $7.0 million for options to purchase our Notes, (iv) paid dividends of $24.7 million and (v) received $30.8 million of proceeds from our credit facility. Movements in security deposits and maintenance payment liabilities were comparable in 2010 and 2009.

Our Future Sources and Uses of Liquidity

We operate in a capital-intensive industry. The principal factors affecting our expected cash flows include lease revenues from our aircraft, net proceeds from aircraft dispositions, cash interest and principal payments made on our debt, operating expenses, dividend payments and capital expenditures on our aircraft. During the year ended December 31, 2011, we sold to third parties $40.8 million principal amount of Notes held by our subsidiaries at an average price of 82.725% of the principal amount for total proceeds of $33.8 million. As of December 31, 2011, the outstanding balance of the Notes owned by us through a wholly-owned subsidiary was $106.8 million. During the first quarter of 2012, the remaining Notes were sold at an average price of 81.79% of the principal amount for total proceeds of $87.3 million. Although the cash proceeds from these sales after repayment of associated debt are unrestricted cash available to us, the re-issuance of these Notes has increased the amount of Notes outstanding to $711.8 million at February 29, 2012 compared to $606.8 million at December 31, 2011 and $596.8 million at December 31, 2010. In addition, $34.5 million of these proceeds were used to repay all amounts outstanding under an $85.0 million credit facility secured by these Notes. As a result of the sale of these Notes, we will no longer receive any amounts repaid on the Notes. We received $5.8 million and $13.4 million of principal and interest payments in 2011 and 2010, respectively, from the Notes owned by us.

Our short-term liquidity needs include working capital for operations associated with our aircraft, interest and principal payments, and cash to pay dividends to our shareholders. We expect that cash on hand and cash flow provided by operations will satisfy our short-term liquidity needs through at least the next twelve months and provide additional funds that may be invested to create value for our shareholders.

In 2012, our liquidity needs will increasingly include repayment of debt. All available cash flow from aircraft held by B&B Air Acquisition is now applied to repayment of outstanding interest and principal. In addition, all revenues collected during each monthly period after July 2012 and November 2012, from aircraft owned by B&B Air Funding and the aircraft financed in the Nord LB facility, respectively, will be applied to repay the outstanding debt, after the payment of certain expenses and other costs. As of December 31, 2011, the Aircraft Acquisition Facility had an outstanding balance of $425.9 million, there was $606.8 million of Notes outstanding and the Nord LB Facility had an outstanding balance of $598.2 million. We will seek to refinance some or all of the amounts outstanding under the Aircraft Acquisition Facility prior to November 2012. Depending on market conditions, however, it may not be possible to refinance the Aircraft Acquisition Facility prior to November 2012 on terms we find acceptable.

Our liquidity needs also include the funding of aircraft acquisitions and other strategic investments. On October 14, 2011, we acquired the GAAM Portfolio. The purchase was funded with approximately $141.7 million of our unrestricted cash and the assumption of approximately $1.2 billion of secured, non-recourse debt. We incurred approximately $18.0 million in expenses in connection with the acquisition, including a $12.5 million fee to BBAM LP for arranging the acquisition. In 2011, we invested $28 million for a 57.4% interest in a newly formed aircraft leasing joint venture that was formed for the purpose of acquiring, financing, leasing and eventually selling four commercial jet aircraft. Our current investment in this joint venture is $5.1 million after receiving distributions and recording equity earnings of $23.3 million.

In 2012, we expect to finance aircraft acquisitions through additional borrowings and debt or equity offerings. Our ability to acquire additional aircraft depends significantly on our ability to access bank borrowings and debt and equity capital markets.

As of December 31, 2011, we had 13 leases scheduled to expire within the next twelve months. Eight of these leases are financed with debt that matures on the scheduled lease expiration (subject to certain limited extension rights). In February 2012, we executed a two-year extension for a lease that was scheduled to expire in May 2012. There is no assurance that the lenders will extend these loans or that we will be able to refinance these aircraft.

Our access to debt and equity financing to refinance amounts outstanding under our secured borrowings or to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments.

Dividends and Share Repurchases

The table below shows our historical dividend payments.

Total Cash Outlay
2011	$20.7 million
2010	$22.4 million
2009	$24.7 million
2008	$67.1 million

On January 16, 2012, we declared a dividend of $0.20 per share. The dividend was paid on February 17, 2012 to shareholders of record on January 30, 2012. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deem relevant.

In 2011, we repurchased 1,102,106 shares. We repurchased 1,035,438 of these shares from a third party at a price of $11.93 per share or $12.3 million on March 8, 2011. The remaining shares were repurchased pursuant to a $30.0 million share repurchase program expiring in May 2012 (“2011 Repurchase Program”). Under the 2011 Repurchase Program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. Under the 2011 Repurchase Program, we repurchased 43,533 shares at a weighted average price of $10.87 per share in 2011. As of December 31, 2011, there were 25,685,527 shares outstanding and the remaining balance of the 2011 Repurchase Program was $29.5 million.

In 2010, we repurchased 1,664,449 shares under a prior share repurchase program. Under this program, we repurchased 1,411,264 shares held by Babcock & Brown at a price of $10.50 per share or $14.8 million and an additional 253,185 shares at a weighted average price of $11.98 per share. In addition, on April 29, 2010, we repurchased an additional 2,011,265 shares from Babcock & Brown at a price of $8.78 per share.

Note Purchases and Sale. During 2009 and 2010, we purchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes issued by B&B Air Funding for a purchase price of $83.0 million, including associated expenses.

During the year ended December 31, 2011, we sold to third parties $40.8 million principal amount of Notes held by our subsidiary at an average price of 82.725% of the principal amount for total proceeds of $33.8 million. As of December 31, 2012 the outstanding balance of the Notes owned by us through a wholly-owned subsidiary was $106.8 million. During the first quarter of 2012, the remaining Notes were sold for an average price of 81.79% of the principal amount for total proceeds of $87.3 million.

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

Certain leases also require us to make maintenance contributions for costs associated with certain major overhauls or certain other modifications in excess of any maintenance payments received. Major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. Other leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease term and its condition upon redelivery, with such payments likely to be made by the lessee to us. In some instances, payments may be required to be made by us to the lessee. We are not obligated to make maintenance reimbursements or contributions under any lease at any time that a lessee default is continuing.

We expect that the aggregate maintenance reserve and lease-end adjustment payments we will receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. In 2011, we received $53.5 million of maintenance payments from lessees, made maintenance payment disbursements of $14.5 million and also made maintenance contributions of $11.3 million.

Financing

Securitization

Our subsidiary, B&B Air Funding, the owner of our Initial Portfolio, completed in October 2007 an aircraft lease-backed securitization (“Securitization”) that generated net proceeds of approximately $825.1 million after deducting initial purchasers’ discounts and fees. In 2009, we repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes issued by B&B Air Funding in the Securitization (“Notes”) for a total purchase price of $83.0 million, including associated expenses. In 2011, we sold $40.8 million principal amount of these repurchased Notes for total proceeds of $33.8 million. The discount of $7.0 million is being accreted through interest expense for the remainder of the expected life of the re-issued Notes. During the first quarter of 2012, the remaining Notes held by us were re-issued for total proceeds of $87.3 million. After this re-issuance, we no longer hold any Notes and the outstanding principal amount of Notes is $711.8 million as of February 29, 2012, compared to $606.8 million at December 31, 2011 and $596.8 million at December 31, 2010.

Interest Rate. The Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.67%. Interest expense also includes amounts payable to the policy provider and the liquidity facility provider thereunder, as well as accretion on the Notes re-issued at a discount. Interest and any principal payments due are payable monthly. We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes.

Payment Terms. Prior to July 2010, there were no scheduled principal payments on the Notes. For each month between July 2010 and August 2012, there are scheduled principal payments in fixed amounts of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Also in accordance with the terms of the Notes, in the event we sell any aircraft in our Initial Portfolio, we are required to pay off the Note obligation allocable to the aircraft, as defined in the loan indenture. During 2011, we made $10.6 million in scheduled principal payments as well as repayments of approximately $26.1 million in connection with the sale of one aircraft. Approximately $1.9 million of these principal payments were made to our subsidiaries in respect of the Notes which were purchased in 2009.

After August 2012, principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees of the service providers, the liquidity facility provider and the policy provider, interest on the Notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture. A portion of these principal payments may be made to us if we continue to own any Notes which we have repurchased on the relevant repayment dates. The final maturity date of the Notes is November 14, 2033.

Available Cash. B&B Air Funding is required to maintain as of each monthly payment date, cash in an amount sufficient to cover its operating expenses for a period of one month or, in the case of maintenance expenditures, six months, following such payment date. All cash flows attributable to the underlying aircraft after the payment of amounts due and owing in respect of, among other things, maintenance and repair expenditures with respect to the aircraft, insurance costs and taxes and all repossession and re-leasing costs, certain amounts due to any credit support providers, swap providers, the policy provider, trustees, directors and various service providers will be distributed in accordance with the priority of payments set forth in the indenture. B&B Air Funding, however, will be required to use the amount of excess Securitization cash flows to repay principal under the Notes instead of making distributions to us upon the occurrence of certain events, including failure to maintain a specified debt service coverage ratio during specified periods, certain events of bankruptcy or liquidation and any acceleration of the Notes after the occurrence of other events of default. Excess Securitization cash flow may be paid to us as dividends prior to August 2012.

Redemption. We may, on any payment date, redeem the Notes by giving the required notices and depositing the necessary funds with the trustee. A redemption prior to acceleration of the Notes may be of the whole or any part of the Notes. A redemption after acceleration of the Notes upon default may only be for the whole of the Notes.

We may, on any future payment date, redeem the Notes in whole or from time to time in part for an amount equal to 100% of the outstanding principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

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

•

Aircraft Dispositions. The ability of B&B Air Funding to sell aircraft is limited under the Securitization documentation. B&B Air Funding may sell up to ten aircraft without the consent of the policy provider and additional aircraft with the consent of the policy provider provided that such sales do not violate the concentration limits discussed below and the price is above 107% of the face value of the notes allocated to such aircraft. B&B Air Funding may also sell aircraft provided that (1) sales in any one year do not exceed 10% of the initial average base value of all our aircraft as adjusted for depreciation as provided in the indenture, (2) such sales do not violate the concentration limits, (3) Moody’s confirms its rating on the notes and (4) the policy provider consents. Consent to sales by the policy provider is not required if there is a policy provider default.

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

•

Debt Service Coverage Ratio. Until July 2012, B&B Air Funding is required to maintain a debt service coverage ratio of 1.80 to 1. In the event that such debt service coverage ratio is not maintained for two consecutive months, all amounts on deposit in the collections account will be applied towards the outstanding principal balance of the notes after the payment of expenses, senior hedge payments and amounts due and owing to the policy provider and the liquidity facility provider.

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

•

Servicer Termination Events. BBAM may be terminated as the servicer of the Securitization in certain circumstances including: the bankruptcy or insolvency of BBAM LP; BBAM LP ceases to own, directly or indirectly, at least 50% of the Servicer; Summit ceases to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million; Steven Zissis ceases to be the President or Chief Executive Officer or equivalent position of BBAM LP at any time prior to April 29, 2015 for any reason other than death or disability; and 50% or more of the Servicer’s key finance and legal team or technical and marketing team cease to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

As of December 31, 2011, B&B Air Funding was not in default under the Notes.

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

Aircraft Acquisition Facility

Our subsidiary, B&B Air Acquisition, has a senior secured credit facility with an affiliate of Credit Suisse Securities (USA) LLC, the agent, and several other lenders. The Aircraft Acquisition Facility provided for loans in an aggregate amount of up to $1.2 billion, $96.0 million of which constitutes an equity tranche that we have provided to B&B Air Acquisition. Borrowings under the Aircraft Acquisition Facility were used to finance the acquisition of 17 additional aircraft.

Availability. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and we may not borrow any additional amounts. Under the terms of the facility, the $96.0 million tranche of equity was drawn first, a $184.0 million Tranche B of loans was drawn next and a $920.0 million Tranche A of loans became available thereafter. The loans under Tranche A and Tranche B are limited such that the outstanding amounts under such tranches may not exceed the borrowing base which is equal to the sum of (i) 85% of the appraised value of the aircraft financed under the Aircraft Acquisition Facility, (ii) 50% of maintenance reserves received with respect to such aircraft, and (iii) 100% of the cash collateral account pledged to secure the loans. If the borrowing base falls below this level, in order to avoid an event of default, we would be required to contribute additional collateral to increase the borrowing base or reduce the outstanding principal balance by the amount of the deficiency. As of December 31, 2011, $241.9 million, $184.0 million and $96.0 million of Tranche A, Tranche B and the equity tranche, respectively, were outstanding.

Principal Payments. Commencing November 7, 2009, substantially all cash flow from the aircraft held by B&B Air Acquisition have been applied to repay principal on the loans. The loan agreement requires that the outstanding principal balance be no greater than the amounts specified as of the dates set out in the table below. If cash flows from aircraft held by B&B Air Acquisition is insufficient to reduce the outstanding principal balance to the required levels, then additional principal payments will be required.

Date	Maximum outstanding balance
(in thousands)
October 15, 2012	$448,104
January 15, 2013	298,736
April 15, 2013	149,368
July 15, 2013	—

B&B Air Acquisition may make additional voluntary prepayments under the Aircraft Acquisition Facility. In addition, B&B Air Acquisition is required to make partial prepayments with the sale proceeds of aircraft financed under the Aircraft Acquisition Facility and a portion of insurance and other proceeds received with respect to any event of total loss of aircraft financed under the Aircraft Acquisition Facility. We paid $102.6 million in principal repayments in 2011 associated with the sale of one aircraft.

Interest. Borrowings and equity drawings under the Aircraft Acquisition Facility bear interest or earn a return at a rate based on the one-month LIBOR plus an applicable margin. Initially, the applicable margin for Tranche A was 1.25% per annum, for Tranche B was 4.00% per annum and for the tranche of equity, a distribution could be made equal to the percentage determined monthly such that the margin for the entire drawn amount of loans and equity under the facility will be 2.5% per annum. Beginning November 7, 2009, the applicable margin on Tranche A was increased to 1.50%. After November 6, 2012, the applicable margin for Tranche A and Tranche B will increase by 0.25% per quarter, up to a maximum margin of 3.75% for Tranche A and 8.00% for Tranche B. We have entered into interest rate swap agreements to minimize the risks associated with movements in underlying interest rates.

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

Certain Covenants. B&B Air Acquisition is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by it. The Aircraft Acquisition Facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft acquired by B&B Air Acquisition, including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as further described in the agreement. As of December 31, 2011, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.

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

As of December 31, 2011, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.

Servicer Replacement Events. BBAM may be replaced as the Servicer under the Aircraft Acquisition Facility upon the occurrence of certain events including: (i) BBAM LP ceases to own 51% of the Servicer; (ii) Fly ceases to own at least 5% of BBAM LP; (iii) BBAM fails to deliver the audited financial statements of BBAM LP to Fly and to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each quarterly period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent; (iv) any BBAM LP annual or quarterly financial statement required to be delivered as described above contains a going-concern or similar qualification; (v) the insolvency of BBAM or any significant subsidiary of BBAM; and (vi) a BBAM default on recourse debt over $25 million. On the occurrence of a servicer replacement event, B&B Air Acquisition (with the consent of the agent), or the agent on the direction of two-thirds of the Tranche A and Tranche B lenders combined, may terminate the servicing agreement.

GAAM Financing

In connection with the acquisition of the GAAM Portfolio, our subsidiaries assumed secured, non-recourse debt which financed these aircraft at the time of the acquisition. The financing is provided by six lenders through five facilities. All of the loans are secured by pledges of our rights, title and interest in the acquired aircraft and the related leases.

Nord LB Facility

In connection with 19 of the 49 acquired aircraft, our subsidiaries assumed a debt facility provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”) which matures in November 2012 (“Nord LB Facility”). On February 6, 2012, the Company completed an extension of the Nord LB Facility to November 2018. The Company paid $25 million to Nord LB to be applied towards repayment of outstanding principal amounts on February 14, 2012. At the beginning of the extension term on November 14, 2012, we will make another principal payment of $15 million. From February 6, 2012 until November 14, 2012, we will pay Nord LB a fee equal to 0.45% per annum on the amount which will be outstanding on November 14, 2012 (approximately $532 million). In connection with the negotiation of the facility extension, we entered into an amendment agreement with respect to the current Nord LB Facility. The Nord LB Facility is currently structured as a single loan facility pursuant to which one of our subsidiaries is the borrower. Starting on November 14, 2012, the Nord LB Facility will be structured as 19 individual loans with each aircraft owning subsidiary acting as the borrower on each loan. These loans will generally be cross-collateralized and cross-defaulted.

Interest Rate. The weighted average interest rate on the current Nord LB Facility is 5.855% on loans associated with aircraft with fixed rate leases. The interest rate on loans associated with aircraft with floating rate leases is one month LIBOR plus 0.25%. The weighted average interest rate was 3.98% as of December 31, 2011, excluding amortization of the debt discount. During the extension term which begins November 14, 2012, the Nord LB Facility will bear interest at an adjustable interest rate equal to one month LIBOR plus 3.30% until the final maturity date on November 14, 2018. We may enter into interest rate swap agreements to mitigate the interest rate fluctuation risk during the extension period.

Payment Terms. Until November 2012, there are monthly scheduled principal payments of approximately $2.3 million per month. Beginning in December 2012:

•

We will pay 95% of lease rentals actually received in the corresponding monthly collections period towards interest and principal. If no lease rental payments are received in the applicable period for any financed aircraft, prior to the termination of such lease, no payment is due under the loan related to that aircraft on the corresponding repayment date. Any unpaid interest increases the outstanding borrowing.

•

Upon the termination or expiration of a lease, no payments are due under the Nord LB Facility with respect to the outstanding loan amount for that aircraft until the earlier of six months from the termination or expiration or the date the aircraft is re-leased. Interest during this period increases the outstanding borrowing. If an aircraft remains off-lease after six months from the termination or expiration, interest must be paid on each payment date. If an aircraft remains off-lease after twelve months, we must pay debt service equal to 85% of the lease rate paid under the prior lease agreement. The lenders may foreclose on an aircraft that remains off-lease after 24 months, but the lenders may not foreclose on any other aircraft.

•

Between February 6, 2012 and the maturity date, in the event that we sell any of the financed aircraft, substantially all sales proceeds (after payment of certain expenses) must be used to repay first the debt associated with the sold aircraft and then the outstanding amounts which finance the other aircraft unless certain conditions are met. In addition, any maintenance reserve amounts which are retained and are not expected to be required for future maintenance will be used to prepay the Nord LB Facility. If after full repayment of the facility, we have earned a 10% return on our equity investment, we will pay Nord LB a fee equal to 10% (capped at $5 million) of our returns in excess of 10%.

Collateral. Borrowings are secured by our equity interest in the subsidiaries which own the financed aircraft, the aircraft and the leases, maintenance reserves and other deposits. The loans are cross-collateralized and the lenders may foreclose on any aircraft upon an event of default on any loan.

Default and Remedies. An event of default with respect to the loan on any aircraft will trigger an event of default on the loans with respect to every other financed aircraft. Events of default under the Nord LB Facility include, among other things:

•	interest or principal is not paid within three business days of its due date,

•	failure to make certain other payments under the Nord LB Facility and such payments are not made within five business days of receiving written notice,

•	failure to maintain required insurance levels,

•	failure to comply with certain other covenants, including compliance with required insurance levels and such noncompliance continuing for 30 days after receipt of written notice,

•	any of the aircraft owning entities becoming the subject of insolvency proceedings,

•	any of the aircraft owning entities defaults in respect of obligations in excess of $10,000,000. And holders of such obligation accelerate or demand repayment of amounts due thereunder.

As of December 31, 2011, there was no default under the Nord LB Facility.

Certain Covenants. The Nord LB Facility does not contain any financial covenants. However, the borrowers in the Nord LB Facility are subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by them. The Nord LB Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and future leasing of the aircraft.

•

Aircraft Dispositions. Our ability to sell aircraft is limited by the terms of the Nord LB Facility. Any aircraft sales require lender consent unless certain conditions are met, including a minimum sales price equal to 100% of appraised value or 107% of the applicable loan amount depending on the type of aircraft to be sold.

•

Leases. We cannot waive any lease defaults or terminate any leases without lender consent. In addition, if requested by the lender, we must terminate defaulted leases. Follow-on leases also require lender consent unless certain criteria, including minimum lease rental amounts, are met.

•

Other Covenants. The Nord LB Facility contains other customary covenants for the aircraft owning subsidiaries which are the borrowers under the facility, including covenants that restrict the investment and business activities of these entities, maintain the special purpose and bankruptcy remoteness characteristics of these entities, limit the amount and type of debt, guarantees or other indebtedness that can be assumed by these entities, restrict the ability to grant liens or other encumbrances on the financed aircraft, require the maintenance of certain insurance and limit the ability of these entities to consolidate or transfer assets or to enter into certain kinds of contracts, including certain hedging arrangements.

BOS Facility

In connection with 21 of the 49 acquired aircraft, our subsidiaries assumed a debt facility provided by Bank of Scotland plc and Commonwealth Bank of Australia (“BOS Facility”). Twenty of the GAAM aircraft are currently financed through this facility, with an aggregate principal balance outstanding of approximately $493.4 million at December 31, 2011. At the time of the portfolio acquisition, this facility financed one additional aircraft, but this aircraft was re-leased in late 2011 and was refinanced pursuant to a separate loan in connection with entry into this new lease. The BOS facility consists of individual loans with respect to each financed aircraft which have maturity dates which match the scheduled lease termination dates for the financed aircraft. The loan maturity dates range from 2012 to 2020. Each loan consists of a senior and junior loan. As of December 31, 2011, $440.1 million was outstanding in senior loans and $53.3 was outstanding in junior loans. The loans are cross-collateralized and the lenders may foreclose on any aircraft upon an event of default on any loan.

Interest Rate. Borrowings under the BOS Facility bear interest based on one-month LIBOR plus an applicable margin of 1.43% for the senior tranche and 2.70% for the junior tranche. The weighted average interest rate on loans associated with aircraft with fixed rate leases was 5.58% for the senior tranche and 7.29% for the junior tranche. The weighted average interest rate on loans associated with aircraft with floating rate leases was 2.13% for the senior tranche and 3.78% for the junior tranche. The weighted average interest rate on all outstanding amounts was 4.91% as of December 31, 2011, excluding the debt discount amortization. As of December 31, 2011, interest accrued on the facility totaled $1.0 million.

Payment Terms. We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. In addition, we are required to prepay the loan on an aircraft upon the termination of the lease on the aircraft or on the sale of an aircraft. Upon a lease termination or expiration, we may elect to extend the loan maturity date for up to six months , during which interest (but no principal) is payable. If we re-lease the aircraft during this six month period with the consent of the facility agent, the loan will be extended. If we are unable to re-lease the aircraft on terms acceptable to the lenders or sell the aircraft, the loan becomes due and payable at the end of this six month period.

If any lessee fails to make a payment of rent on a financed aircraft, we may pay the interest and principal due under the loan from our own funds on four successive occasions or on any six occasions. If a lease event of default continues and we are no longer permitted to make such payments, the lenders may instruct us to terminate the relevant lease agreement and we would be required to re-pay the loan subject to the six month remarketing period described above.

Collateral. Borrowings are secured by our equity interest in the subsidiaries which own the financed aircraft, the aircraft and the leases, maintenance reserves and other deposits. If, upon the repayment of any loan, the BOS facility finances eight or fewer aircraft or the number of different lessees to whom the aircraft are leased is three or fewer and the ratio of the total principal outstanding under the BOS Facility to the aggregate appraised value of the aircraft is greater than 80%, we will be required to pay an amount as is required to reduce this ratio to 80% into a collateral account.

Default and Remedies. Events of default under the BOS Facility include, among other things:

•	failure to make any payments due under the BOS Facility within five business days,

•	failure to comply with certain other covenants and such noncompliance continues for 15 or 30 days after receipt of written notice,

•	any of the borrower entities becoming the subject of insolvency proceedings,

•	the occurrence of any event of default under the hedging arrangements related to the loans, and

•	any of the borrower entities ceasing to be a direct or indirect subsidiary of FLY.

As of December 31, 2011, there was no default under the BOS Facility.

Certain Covenants. There are no financial covenants in the BOS Facility. However, the borrowers in the BOS Facility are subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by them. The BOS Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and future leasing of the aircraft.

•

Aircraft Dispositions. Our ability to sell aircraft is limited by the terms of the BOS Facility. Any aircraft sale prior to lease termination requires lender consent. Aircraft sales during the six month remarketing period after lease expiration or termination do not require lender consent if the sales price is equal to the amounts outstanding under the loan, including expenses.

•

Leases. We cannot waive any lease defaults or amend any leases without lender consent. We cannot terminate any leases without lender consent. In addition, if requested by the lender, we must terminate defaulted leases as described above under “Payment Terms.” Follow-on leases also require lender consent.

•

Other Covenants. The BOS Facility contains other customary covenants for the aircraft owning subsidiaries which are the borrowers under the facility, including covenants that restrict the investment and business activities of these entities, maintain the special purpose and bankruptcy remoteness characteristics of these entities, limit the amount and type of debt, guarantees or other indebtedness that can be assumed by these entities, restrict the ability to grant liens or other encumbrances on the financed aircraft, require the maintenance of certain insurance and limit the ability of these entities to consolidate or transfer assets or to enter into certain kinds of contracts, including certain hedging arrangements.

Other Secured Aircraft Borrowings

In addition to the debt financings described above, we have entered into and may periodically enter into secured, non-recourse debt to finance the acquisition of aircraft. These debt financings may finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of our rights, title and interest in the financed aircraft and leases. To the extent that multiple aircraft are financed within a single facility, the loans in that facility are cross-collateralized and the lenders may require payment in full or foreclose on any aircraft upon an event of default on any loan. The maturity date on each loan matches the corresponding lease expiration date. We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. These loans all contain customary covenants relating to the maintenance, registration and insurance of the financed aircraft, as well as restrictions on our activities, including investments and other activities of the borrowers and restrictions on the granting of liens or other security interests in the aircraft. None of these loans include any financial covenants. These loans also contain certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and re-leasing of the aircraft.

Three loans financing nine aircraft were assumed with the GAAM Portfolio and the five other loans were arranged in connection with the purchase of aircraft in 2010 and 2011 and the re-lease of an aircraft in 2011. As of December 31, 2011, the total principal outstanding pursuant to these loans was $222.2 million, with interest rates ranging from 2.06% to 7.20%. These loans mature on the scheduled lease termination dates for the financed aircraft, with maturity dates ranging from August 2014 to February 2019.

Other Secured Borrowing

In June 2009, we entered into a $32.3 million Credit Facility with an international commercial bank. The Credit Facility was secured by a pledge of our rights, title and interest in $119.4 million principal amount of Notes purchased by a wholly-owned subsidiary of Fly. On August 16, 2010, the Credit Facility was amended and restated to increase our borrowing capacity to $85.0 million with a lower collateral requirement and lowered interest cost. The amended Credit Facility had a scheduled maturity date of August 16, 2011, with an option to extend on a monthly basis with the payment of an extension fee equal to $0.1 million. We exercised these extension options and as of December 31, 2011, $34.5 million was outstanding under the Credit Facility. Subsequent to December 31, 2011, all amounts outstanding under the Credit Facility was repaid using proceeds from the sale of the Notes.

Capital Expenditures

During the year ended December 31, 2011, we acquired 49 aircraft in the GAAM Portfolio and three Boeing 737-800 aircraft. We made one aircraft acquisition during the year ended December 31, 2010. We made no aircraft acquisitions during the year ended December 31, 2009. On February 9, 2011, we invested in a newly formed aircraft leasing joint venture that was formed for the purpose of acquiring, financing, leasing and eventually selling four commercial jet aircraft. We hold a 57.4% interest in the joint venture.

In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of December 31, 2011, the weighted average age of the aircraft in our portfolio was 8.5 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Foreign Currency Exchange Risk

We receive a substantial portion of our revenue in U.S. Dollars, and we pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro, and we have entered into leases under which we receive a portion of the lease payments in Euros and Australian dollars. To mitigate the exposure to foreign currency fluctuations associated with these leases, we entered into foreign currency derivative transactions. Depreciation in the value of the U.S. Dollar relative to other currencies increases the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive substantially all of our revenue in U.S. Dollars and pay substantially all of our expenses in U.S. Dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Research and Development, Patents and Licenses, etc.

Not applicable.

Off-Balance Sheet Arrangements

Not applicable.

Contractual Obligations

Our long-term contractual obligations as of December 31, 2011 consist of the following (in thousands):

	2012	2013	2014	2015	2016	Thereafter	Total
Principal payments under the Notes (1)	$41,641	$56,650	$57,489	$56,499	$54,852	$339,620	$606,751
Interest payments under the Notes (2)	33,595	30,457	27,208	23,989	20,901	81,157	217,307
Principal payments under the Aircraft Acquisition Facility (3)	25,514	400,417	—	—	—	—	425,931
Interest payments under the Aircraft Acquisition Facility (4)	28,679	12,307	—	—	—	—	40,986
Principal payments under the Nord LB Facility (5)	72,104	40,289	37,003	32,612	33,634	382,556	598,198
Interest payments under the Nord LB Facility (6)	23,565	24,145	23,419	23,132	22,148	38,010	154,419
Principal payments under the BOS Facility (7)	188,017	89,391	142,098	24,928	2,331	46,682	493,447
Interest payments under the BOS Facility (8)	20,970	10,668	6,103	3,471	3,317	2,996	47,525
Principal payments under the Other Aircraft Secured Borrowings (9)	16,717	17,768	29,833	64,672	22,321	70,884	222,195
Interest payments under the Other Aircraft Secured Borrowings (9)	6,096	5,603	5,080	4,521	2,974	4,587	28,861
Principal payments under the Other Secured Borrowing (10)	34,509	—	—	—	—	—	34,509
Interest payments under the Other Secured Borrowing (10)	57	—	—	—	—	—	57
Payments to BBAM and its affiliates under our management agreement (11)	10,296	10,296	10,296	27,432	—	—	58,320
Payments to BBAM and its affiliates under our administrative services and servicing agreements (12)	14,259	11,799	10,107	8,173	6,191	10,037	60,566

Total	$516,019	$709,790	$348,636	$269,429	$168,669	$976,529	$2,989,072

(1)	Until August 2012, there are scheduled principal payments in fixed amounts of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Amounts are estimated based upon existing leases and current re-leasing assumptions. The final maturity of the Notes is November 14, 2033.
(2)	Interest payments assume LIBOR remains at the current rate in effect at year end through the term of the Notes and reflect amounts we expect to pay after giving effect to interest swaps and amounts payable to our policy provider.
(3)	Commencing November 7, 2009, B&B Air Acquisition began making principal payments under its Aircraft Acquisition Facility. The loan agreement requires that the outstanding principal balance be no greater than the amounts specified in the loan agreement. If cash flows from aircraft held by B&B Air Acquisition are insufficient to reduce the outstanding principal balance to the required levels, then additional principal payments will be required.
(4)	Interest payments assume LIBOR remains at the current rate through the term of the facility and reflect amounts we expect to pay after giving effect to interest swaps.
(5)	Amounts reflect principal payments through November 2018. On November 14, 2012, we will make another principal payment of $15.0 million to Nord LB which has been included in the 2012 repayments.
(6)	Interest payments calculated on the current one- month LIBOR plus margin through November 2012. During the extension term which begins November 14, 2012, the Facility will bear interest at one month LIBOR plus 3.30% until the final maturity date on November 14, 2018.
(7)	We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule.
(8)	Borrowings under the BOS Facility bear interest based on one-month LIBOR plus an applicable margin of 1.43% for the senior tranche and 2.70% for the junior tranche.
(9)	We have entered into eight additional secured, non-recourse loan agreements to finance the acquisition of 14 of the aircraft in our portfolio. We make scheduled monthly payments of principal and interest on each loan in accordance with fixed amortization schedules.
(10)	This Credit Facility was fully repaid on February 15, 2012.

(11)	Our management agreement provides that we pay to our Manager base and rent fees and a management expense amount of $10.0 million annually, adjusted for increases in the consumer price index (“CPI”). The initial term of the Management Agreement with our Manager is for five years, with automatic five year renewal periods. The agreement provides for an early termination fee, which declines upon each renewal, during the first three five-year terms. The table assumes termination of the agreement after the initial five year term and payment of the applicable termination fee. See “Management Agreement.”
(12)	Our servicing agreement between BBAM and B&B Air Funding provides that we will pay BBAM a base fee of $150,000 per month, adjusted for CPI increases and a rent fee equal to 1.0% of the aggregate amount of basic rent collected for all or any part of a month for any of our aircraft plus 1.0% of the aggregate amount of basic rent due for all or any part of a month for any of our aircraft. In addition, B&B Air Funding pays our Manager a $750,000 administrative fee pursuant to an administrative services agreement.

The servicing agreement between BBAM and B&B Air Acquisition provides that B&B Air Acquisition pays BBAM an administrative agency fee of $20,000 per month. B&B Air Acquisition will also pay BBAM a rent fee equal to 3.5%, of the aggregate amount of basic rent actually collected for all or any part of a month.

Our servicing agreements for additional aircraft (excluding B&B Air Acquisition and B&B Air Funding) provide that we pay BBAM an administrative fee of $1,000 per month per aircraft. We will also pay BBAM a rent fee equal to 3.5% of the aggregate amount of basic rent actually collected for all or any part of a month.

Amounts in the table reflect the rent fees for our aircraft as of December 31, 2011.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is West Pier, Dun Laoghaire, County Dublin, Ireland. Our telephone number at that address is +353 1 231-1900.

Name	Age	Position
Colm Barrington	66	Chief Executive Officer and Director
Gary Dales	56	Chief Financial Officer
Joseph M. Donovan	57	Director and Chairman
Erik G. Braathen	56	Director
Sean Donlon	71	Director
James Fantaci	65	Director
Robert S. Tomczak	50	Director
Susan M. Walton	51	Director
Steven Zissis	52	Director

Colm Barrington has been our chief executive officer and a member of our board of directors since May 2007. Mr. Barrington has over 40 years of global experience in the aviation industry, having started his aviation career in 1967 at Ireland’s national airline, Aer Lingus. In 1979, he joined GPA Group plc where he held various senior positions, including chief operating officer. Upon GECAS’s agreement in 1993 to manage GPA’s assets, Mr. Barrington oversaw the successful integration of the two companies. In 1994, he joined Babcock & Brown Limited in Ireland where he worked in aircraft and lease management and arranging cross border lease financings of commercial aircraft. Mr. Barrington is the Non-Executive Chairman of the Board of Directors of Aer Lingus plc and a director of IFG Group plc. Mr. Barrington received a BA and an MA in Economics from University College Dublin. He also received a public administration degree from the Institute of Public Administration, also in Dublin.

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

Erik G. Braathen has been a member of our board of directors since June 2007. Mr. Braathen has been the chief executive of Ojada AS, a privately owned investment company, since 1999. Prior to joining Ojada AS, Mr. Braathen was the chief executive officer of Braathens ASA where he gained extensive experience in the airline industry from 1986 to 1999. Mr. Braathen is a member of the boards of directors of Protector Insurance ASA, Bank2, Peergynt Tours, Opra, Northsea PSV and Cenzia. Mr. Braathen is Chairman of the Board of Directors of Holmen Fondsforvaltning, Sayonara AS and Ojada AS. Mr. Braathen has a Master of International Management from AGSIM, Phoenix Arizona, and a Bachelor of Arts & Economics from the University of Washington.

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

James Fantaci has been a member of our board of directors since May 2007. Prior to his retirement from Babcock & Brown in May 2009, Mr. Fantaci had coordinated all of Babcock & Brown’s operating leasing activities worldwide. Prior to joining Babcock & Brown in 1982, Mr. Fantaci was senior vice president of the New York office of Matrix Leasing International and prior to that he served as assistant treasurer of the Bank of New York. Mr. Fantaci attended the New School for Social Research and graduated from Brooklyn College with a degree in Economics.

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

Susan M. Walton has been a member of our board of directors since June 2007. Ms. Walton is currently the Chief Executive Officer of the Pestalozzi International Village Trust, a charity registered in England. Until September 2010, Ms. Walton was a sub-regional director of the environmental charity Groundwork London. Prior thereto, Ms. Walton was the chief executive of Hampshire & Isle of Wight Wildlife Trust (“HWT”), a leading wildlife conservation charity in England, where she was responsible for biodiversity projects in two counties and developing partnerships with key stakeholder groups. Prior to joining HWT in 2006, she served as general manager — structured finance and export credit, for Rolls-Royce Capital Limited for nine years. Ms. Walton was also a Principal at Babcock & Brown from 1989 to 1997 where she was responsible for producing and implementing Babcock & Brown’s annual European Aerospace marketing plan. Ms. Walton is a trustee for the Sussex Wildlife Trust, a trustee for Buglife — The Invertebrate Conservation Trust and a member of the High Weald AONB Sustainable Development Fund Panel. Ms. Walton holds a degree in Environmental Conservation from Birkbeck College, University of London.

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

We paid to our directors aggregate cash compensation of $0.9 million for services rendered during 2011. We do not have a retirement plan for our directors.

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

SARs entitle the holder to receive any increase in value between the grant date price of Fly’s ADSs and their value on the exercise date. RSUs entitle the holder to receive a number of Fly’s ADSs equal to the number of RSUs awarded upon vesting. The SARs and RSUs granted in 2010 vest in three equal installments on the last day of the sixth, 18th and 30th month following the date of grant, and expire on the tenth anniversary of the grant date. The SARs and RSUs granted in 2011 vest in three equal installments on the first, second and third anniversary of the grant date. The Company settles SARs and RSUs with newly issued ADSs.

The holder of a SAR or RSU grant is also entitled to dividend equivalent rights on each SAR and RSU that has been granted. For each dividend equivalent right, the holder shall have the right to receive a cash amount equal to the per share dividend paid by the Company during the period between the grant date and the earlier of the (i) award exercise date, (ii) termination date or the (iii) expiration date. Dividend equivalent rights expire at the same time and in the same proportion that the SARs and RSUs are either exercised, canceled, forfeited or expired. Dividend equivalent rights are payable to the holder only when the SAR or RSU on which the dividend equivalent right applies has vested.

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

A majority of our directors are “independent” as defined under the applicable rules of the New York Stock Exchange. In accordance with our bye-laws, the independent directors are elected at each annual general meeting of shareholders and shall hold office until the next annual general meeting following his or her election or until his or her successor is elected or appointed or their office is otherwise vacated.

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

Compensation Committee

Our Compensation Committee will be consulted by our Manager regarding the remuneration of our chief executive and chief financial officers and will be responsible for determining the compensation of our independent directors. Each of the members of the Compensation Committee is an “independent” director as defined under the applicable rules of the New York Stock Exchange. Mr. Braathen, Mr. Donlon and Ms. Walton have served on the Compensation Committee since June 2007, and Mr. Fantaci has served on the Compensation Committee since April 2010. Mr. Braathen serves as chairperson.

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

The table below sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as of March 13, 2012:

	Shares Beneficially Owned
Name	Number	Percent
Neuberger Berman Group LLC (1)	2,626,907	10.2%
Thornburg Investment Management Inc. (2)	2,404,968	9.4%

(1)	The information above and in this footnote is based on information taken from the Schedule 13G filed by Neuberger Berman Group LLC with the SEC on March 9, 2012. Neuberger Berman Group LLC and Neuberger Berman LLC have shared voting power over 2,021,981 ADSs and shared dispositive power over 2,626,907 ADSs.
(2)	The information above and in this footnote is based on information taken from the Schedule 13G filed by Thornburg Investment Management Inc. with the SEC on February 3, 2012. Thornburg Investment Management Inc. has sole voting power and sole dispositive power over 2,404,968 ADSs.

All ADS holders have the same voting rights.

As of February 29, 2012, 1,001,600 of our ADSs were held by 5 holders of record in the United States, not including ADSs held of record by Depository Trust Company, or DTC. As of February 29, 2012, DTC was the holder of record of 24,678,382 ADSs. To the best of our knowledge, 1,001,600 ADSs were beneficially owned by holders with U.S. addresses.

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

On February 9, 2011, we invested in a newly formed aircraft leasing joint venture that was formed for the purpose of acquiring, financing, leasing and eventually selling four commercial jet aircraft. The joint venture currently owns four Boeing 767-300 aircraft. We hold a 57.4% interest in the joint venture. Summit owns 10.2% of the joint venture and the remaining 32.4% is owned by independent third parties.

On October 14, 2011, in connection with the purchase of the GAAM Portfolio, we entered into an amendment to the Management Agreement with our Manager and also entered into new servicing agreements with respect to the aircraft in the GAAM Portfolio. See “Management Agreement” and “GAAM Servicing Agreements.”

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

Management and Administrative Services

Base and Rent Fees. In respect of the aircraft in our Initial Portfolio and any other aircraft we may acquire that will be held by B&B Air Funding or any of its subsidiaries or any other subsidiary we establish for the purpose of entering into an aircraft securitization financing, we pay our Manager:

•

a base fee of $150,000 per month per subsidiary we establish for the purpose of entering into an aircraft securitization financing, which will increase by 0.01% of the maintenance-adjusted base value (at the time of acquisition) of each additional aircraft acquired beyond the Initial Portfolio, in the case of B&B Air Funding, or beyond the initial portfolio of aircraft financed with the proceeds of the applicable aircraft securitization financing (the amount of the base fee will be subject to adjustment as set forth below under “— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees”); and

•

a rent fee equal to 1.0% of the aggregate amount of basic rent due for all or any part of a month for any of such aircraft plus 1.0% of the aggregate amount of basic rent actually paid for all or any part of a month for any of such aircraft.

In 2011, 2010 and 2009, the base and rent fees we incurred and payable to the Manager were approximately $4.2 million, $4.4 million and $4.6 million, respectively. However, this entire amount was offset by servicing fees paid to BBAM pursuant to our servicing agreements. See “— Fees and Expenses — Credit for Servicing Fees Paid.”

In respect of any aircraft we acquire that is held by B&B Air Acquisition or any of its subsidiaries, we will pay our Manager a fee equal to 3.5% of the aggregate amount of basic rent actually paid for all or any part of a month for any such aircraft. In 2011, 2010 and 2009, the rent fees we incurred and that were payable to the Manager were approximately $2.8 million for each year.

Origination and Disposition Fees and Change of Control Fees. We generally pay our Manager a fee for each acquisition or sale of aircraft or other aviation assets equal to 1.5% of the gross acquisition cost in respect of acquisitions or the aggregate gross proceeds in respect of dispositions. However, with respect to the GAAM Portfolio, we agreed with the Manager to pay a one-time acquisition fee of $12.5 million (approximately 0.9% of the $1.4 billion value of the acquired aircraft and other assets). In addition, we will pay the Manager a disposition fee equal to 2% of the gross proceeds in respect of the disposition of any of the aircraft in the GAAM Portfolio made on or prior to October 14, 2013 if the gross proceeds on such disposition exceed the net book value of such aircraft. The disposition fee payable on any aircraft in the GAAM Portfolio after October 14, 2013 will be 1.5% of aggregate gross proceeds on such disposition. We also pay our Manager a fee of 1.5% of the aggregate gross consideration received in respect of any change of control of our company, which includes the acquisition of more than 50% of our common shares or the acquisition of all or substantially all of our assets.

In 2011, we paid our Manager origination fees of $1.5 million in connection with the acquisition of three additional aircraft. In 2010, an origination fee of $0.6 million was incurred in connection with the purchase of an aircraft by Fly Holdings pursuant to a purchase option. Disposition fees of $1.6 million were incurred in connection with the sale of four aircraft by B&B Air Funding and its subsidiaries. In connection with the sale of an option to purchase an aircraft in 2010, we paid a fee of $1.0 million to our Manager. We did not pay any origination and disposition fees in 2009.

Administrative Agency Fees. We pay to our Manager an administrative agency fee equal to $750,000 per annum for each aircraft securitization financing (the amount of the administrative agency fee for each aircraft securitization financing we establish will be subject to adjustment as set forth below under “— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees”). In 2011, 2010 and 2009, we paid the Manager administrative agency fees totaling $0.8 million in respect of each year, but this amount was credited toward servicing fees paid pursuant to the Servicing Agreement between B&B Air Funding and BBAM.

In addition, our Manager is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum commencing on the month that the Aircraft Acquisition Facility became available. In 2011, 2010 and 2009, we paid the Manager administrative agency fees totaling $0.2 million in respect of each year, but this amount was credited toward servicing fees paid pursuant to the Servicing Agreement between B&B Air Acquisition and BBAM.

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

Credit for Servicing Fees Paid

Base fees and rent fees paid to BBAM under our servicing agreements and administrative services fees paid to our Manager under the administrative services agreements are credited toward (and thereby reduce) the base and rent fees payable to our Manager as described above under “— Fees and Expenses — Management and Administrative Services — Base and Fees” and “— Fees and Expenses — Administrative Agency Fees.” Similarly, sales fees paid to BBAM under our servicing agreements in respect of aircraft dispositions are credited toward (and thereby reduce) the fee payable to our Manager in connection with dispositions as described above under “— Fees and Expenses — Origination and Disposition Services.” See “Servicing Agreements — Servicing Fees.”

Break Fees

Our Manager is entitled to one-third of the value of any break, termination or other similar fees received by us (with such value to be reduced by any third-party costs incurred by or on behalf of us or by our Manager on behalf of us in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by us in any aircraft or other aviation assets. We did not pay any break fees to our Manager in 2011, 2010 or 2009.

Expenses of the Manager

We pay or reimburse our Manager:

•	quarterly payments of $2.5 million, subject to an annual adjustment indexed to the consumer price index applicable to the previous year, to our Manager to defray expenses.

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

We will pay a termination fee to the Manager if we elect not to renew the Management Agreement after the end of the first three five-year terms or if the Manager terminates the Management Agreement for cause. The termination fee is equal to three times the non-renewal base amount after the end of the first five-year term, two times this amount after the end of the second five-year term and one time this amount after the end of the third five-year term. The non-renewal base amount is equal to $6 million, plus 50% of any annual management fees up to an additional $6 million.

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

Indemnification and Limitation of Liability

We assume liability for, and have agreed to indemnify our Manager and any person to whom our Manager delegates its obligations in compliance with the management agreement, and their respective members, shareholders, managers, directors, officers, employees and agents, on an after-tax basis against, any losses and liabilities (collectively, “Losses”) that arise out of or in connection with the doing or failing to do anything in connection with the management agreement or on account of any bona fide investment decision made by the indemnified person, except insofar as any such loss is finally adjudicated to have been caused directly by the indemnified person from gross negligence, fraud or dishonesty, or willful misconduct in respect of the obligation to apply the standard of care under the management agreement. Our Manager and each other indemnified person is not liable to us for any Losses suffered or incurred by us arising out of or in connection with the indemnified person doing or failing to do anything in connection with the management agreement or on account of any bona fide investment decision made by the indemnified person, except insofar as any such Loss is finally adjudicated to have been caused directly by the gross negligence, fraud or dishonesty of, or willful misconduct in respect of the obligation to apply the standard of care under the management agreement by the indemnified person.

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

SERVICING AGREEMENTS

Our subsidiaries have entered into servicing agreements with BBAM relating to the aircraft owned by them. The principal services provided by BBAM pursuant to these servicing agreements relate to:

•	lease marketing and remarketing, including lease negotiation;

•

collecting rental payments and other amounts due under leases, collecting maintenance payments where applicable, lease compliance and enforcement and delivery and accepting redelivery of aircraft under lease;

•	implementing aircraft dispositions;

•	monitoring the performance of maintenance obligations of lessees under the leases;

•

procuring legal and other professional services with respect to the lease, sale or financing of the aircraft, any amendment or modification of any lease, the enforcement of our rights under any lease, disputes that arise as to any aircraft or for any other purpose that BBAM reasonably determines is necessary in connection with the performance of its services;

•	periodic reporting of operational information relating to the aircraft, including providing certain reports to lenders and other third parties; and

•	certain aviation insurance related services.

B&B Air Funding – Servicing Agreement

The servicing agreement between B&B Air Funding and BBAM provides that we pay to BBAM:

•

a base fee of $150,000 per month, which will increase by 0.01% of the maintenance-adjusted base value (at the time of acquisition) of each additional aircraft acquired into B&B Air Funding that is not an aircraft in our Initial Portfolio; and

•

a rent fee equal to 1.0% of the aggregate amount of basic rent due for all or any part of a month for any aircraft belonging to our Initial Portfolio, plus 1.0% of the aggregate amount of basic rent actually paid for all or any part of a month for any such aircraft.

In 2011, 2010 and 2009, we paid BBAM servicing fees totaling $4.1 million, $4.4 million and $4.6 million, respectively.

BBAM is also entitled to additional servicing fees consisting of a sales fee for each sale of an aircraft equal to 1.5% of the aggregate gross proceeds in respect of dispositions of aircraft assets. In 2011, we paid additional servicing fees to BBAM of $0.6 million in connection with the sale of one aircraft. In 2010, we paid additional servicing fees to BBAM totaling $1.6 million in connection with the sale of four aircraft and a $1.0 million fee in conjunction with the sale of an option to purchase an aircraft. We did not pay any additional servicing fees in 2009.

The agreement may be terminated in the case of certain events, including BBAM LP ceasing to own at least 50% of the voting or economic interest in our Servicer or if we cease to own at least 5% of BBAM LP. If either of the above servicer termination events occurs, B&B Air Funding, with the prior consent of the policy provider under the Securitization (or the policy provider alone, if an event of default under the Securitization indenture has occurred and is continuing) may substitute BBAM with a replacement servicer upon receipt of a rating agency confirmation from each rating agency. A servicer termination event under the Servicing Agreement does not give rise to an event of default under the Securitization indenture.

In addition to the servicing agreement described above, B&B Air Funding has entered into an administrative services agreement with our Manager to act as its administrative agent and to perform various administrative services, including maintaining its books and records, procuring and supervising legal counsel, accounting, tax and other advisers. In consideration for such services, B&B Air Funding pays the administrative agent an annual fee of $750,000, subject to increases tied to a cost of living index, and will reimburse it for its expenses. For each of 2011, 2010 and 2009, we incurred administrative services fees totaling $0.8 million.

B&B Air Acquisition – Servicing Agreement

B&B Air Acquisition pays BBAM a fee for the services of $20,000 per month plus 3.5% of the monthly rents actually collected. In addition, BBAM receives a sales fee equal to 1.5% of the cash proceeds collected with respect to the sale of any aircraft.

B&B Air Acquisition may replace BBAM as the Servicer under certain conditions including:

•	An event of default under the Aircraft Acquisition Facility, including BBAM LP ceasing to hold at least 50% of our Servicer;

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

Fees paid to BBAM pursuant to this servicing agreement in 2011, 2010 and 2009 amounted to $3.0 million, $3.1 million and $3.1 million, respectively.

In 2011, we paid additional servicing fees to BBAM totaling $1.5 million in connection with the sale of one aircraft by B&B Air Acquisition.

GAAM Portfolio and Other Aircraft Acquired

We have entered into servicing agreements with affiliates of BBAM with respect to the aircraft in the GAAM Portfolio, as well as the other aircraft which we have acquired (excluding the aircraft in B&B Air Funding and B&B Air Acquisition). Under the terms of these servicing agreements, we will pay the servicers:

•	A fee equal to 3.5% of the monthly rents actually collected;

•	An administrative fee of $1,000 per month per aircraft; and

•	A fee equal to 1.5% of the gross consideration collected with respect to any sale of the subject aircraft.

These servicing agreements can generally be terminated by us in the case of a material breach by the servicer that is not cured within 30 days of written notice, the bankruptcy or insolvency of the servicer or if the servicer ceases to be actively involved in the aircraft leasing business. Some servicing agreements require the consent of the lender providing financing for the acquisition of the relevant aircraft prior to termination. It is our intention to enter into substantially similar servicing agreements with respect to all future aircraft we acquire.

Fees paid to BBAM pursuant to these servicing agreements in 2011 amounted to $1.7 million. The fees paid to BAAM pursuant to these servicing agreements in 2010 and 2009 were insignificant.

ITEM 8.	FINANCIAL INFORMATION

Consolidated statements and other financial information.

See Item 18 below for information regarding our consolidated financial statements and additional information required to be disclosed under this Item. No significant changes have occurred since the date of the annual financial statements included int his Annual Report.

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

Dividend

The table below shows the quarterly dividends we have paid and the total cash requirement for each dividend payment.

Dividend payment date	Dividends paid per share	Total cash outlay
2011:
November 21, 2011	$0.20	$5.1 million
August 19, 2011	$0.20	$5.1 million
May 20, 2011	$0.20	$5.1 million
February 18, 2011	$0.20	$5.3 million
2010:
November 19, 2010	$0.20	$5.3 million
August 20, 2010	$0.20	$5.4 million
May 20, 2010	$0.20	$5.7 million
February 19, 2010	$0.20	$6.1 million
2009:
November 20, 2009	$0.20	$6.1 million
August 20, 2009	$0.20	$6.1 million
May 20, 2009	$0.20	$6.1 million
February 20, 2009	$0.20	$6.5 million

On January 16, 2012, we declared a dividend of $0.20 per share or approximately $5.1 million. The dividend was paid on February 17, 2012 to shareholders of record at January 30, 2012.

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

Our ADSs, each representing one common share, are traded on the New York Stock Exchange under the symbol “FLY.”

The following table sets forth the annual high and low market prices for our ADSs on the New York Stock Exchange since September 26, 2007, the date of listing:

	High	Low
2007	$23.90	$16.56
2008	18.85	4.70
2009	10.29	2.50
2010	13.99	8.76
2011	14.58	10.00

The following table sets forth the quarterly high and low market prices for our ADSs on the New York Stock Exchange for the two most recent financial years:

	High	Low
2010:
Quarter ending March 31, 2010	$10.94	$8.76
Quarter ending June 30, 2010	12.88	9.94
Quarter ending September 30, 2010	13.20	9.58
Quarter ending December 31, 2010	13.99	12.48
2011:
Quarter ending March 31, 2011	14.58	12.17
Quarter ending June 30, 2011	14.54	12.67
Quarter ending September 30, 2011	13.49	10.00
Quarter ending December 31, 2011	13.23	10.53

The following table sets forth the monthly high and low market prices for our ADSs on the New York Stock Exchange for the most recent six months:

	High	Low
2011:
September 2011	$12.33	$10.50
October 2011	13.23	10.53
November 2011	13.24	11.29
December 2011	12.71	11.04
2012:
January 2012	13.61	12.40
February 2012	13.80	12.60

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

Pursuant to the instructions to Form 20-F, the information called for by this section of Item 10 is contained in our Registration Statement on Form F-1, as filed with the SEC on September 12, 2007, as subsequently amended, under the heading “Description of Share Capital,” and is hereby incorporated by reference.

Material Contracts

The following is a list of material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, preceding the date of this Annual Report:

1)	Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. See Item 7 “Related Party Transactions — Servicing Agreement.”

2)	Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited. See Item 7 “Related Party Transactions — Administrative Services Agreements.”

3)	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.”

4)	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.”

5)	Aircraft Acquisition Facility, dated as of November 7, 2007 among Babcock & Brown Air Acquisition I Limited, the Lenders from time to time party thereto and Credit Suisse, New York Branch. See Item 5 “Liquidity and Capital Resources — Financing — Aircraft Acquisition Facility.”

6)	Servicing and Administrative Services Agreement, dated as of November 7, 2007 among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Acquisition I Limited and each Aircraft Subsidiary that becomes a party thereto. See Item 7 “Related Party Transactions — Servicing Agreement.”

7)	Amended and Restated Management Agreement between Babcock & Brown Air Limited and Babcock & Brown Air Management Co. Limited dated April 29, 2010. See Item 7 “Related Party Transactions — Management Agreement.”

8)	Amendment No. 1 to Amended and Restated Management Agreement between Fly Leasing Limited and Fly Leasing Management Co. Limited dated October 14, 2011. See Item 7 “Related Party Transactions — Management Agreement.”

9)	Amendment No. 1 to Servicing Agreement among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation dated April 29, 2010. See Item 7 “Related Party Transactions — Servicing Agreement.”

10)	First Amendment to Servicing Agreement among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited and Babcock & Brown Air Acquisition I Limited dated as of April 29, 2010. See Item 7 “Related Party Transactions — Servicing Agreement.”

11)	Third Amendment to the Warehouse Loan Agreement among Babcock & Brown Air Acquisition I Limited, the Designated Lenders party thereto and Credit Suisse, New York Branch dated as of April 29, 2010. See Item 5 “Liquidity and Capital Resources — Financing — Aircraft Acquisition Facility.”

12)	Amendment and Restatement Agreement dated as of August 1, 2011, among Baker & Spice Aviation Limited, Commercial Aviation Solutions Australia Pty. Ltd. as trustee for The Aviation Solutions Unit Trust, Coronet Aviation Australia Pty. Ltd. as trustee for The Barcom Aviation Unit Trust, the financial institutions referred to therein and Bank of Scotland plc (with the Amended and Restated Umbrella Loan Agreement dated August 1, 2011). See Item 5 “Liquidity and Capital Resources— Financing—GAAM Financing—BOS Facility.”

13)	Purchase Agreement dated as of July 29, 2011, among Fly Leasing Limited, the Sellers identified therein, Global Aviation Asset Management Pty. Ltd. as trustee of The Global Aviation Asset Management Unit Trust and Kafig Pty. Ltd. See Item 5 “Overview.”

14)	Loan Agreement dated as of November 14, 2007, among Global Aviation Holdings Fund Limited, GAHF (Ireland) Limited, Caledonian Aviation Holdings Limited and Norddeutsche Landesbank Girozentrale. See Item 5 “Liquidity and Capital Resources—Financing—GAAM Financing—Nord LB Facility.”

15)	Form of Loan Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. See Item 5 “Liquidity and Capital Resources—Financing—GAAM Financing—Nord LB Facility.”

16)	Form of Servicing Agreement among BBAM LLC, BBAM Aviation Services Limited and each company thereof. See Item 7 “Related Party Transactions—Servicing Agreement.”

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

Exchange Controls

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in Bermuda that restrict the export or import of capital, including the availability of cash and cash equivalents for our use, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

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

Income Tax

Irish and Non-Irish Holders

Irish Holders. Individual Irish Holders are subject to income tax on the gross amount of any dividend (i.e., the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 41% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of any DWT. Individual Irish Holders may, depending on their circumstances, be subject to the Universal Social Charge, which replaces the health levy and the income levy, with effect from 1 January 2011. The Universal Social Charge is charged on a similar basis to the income levy and will apply to all income where an individual has income in excess of €4,004. The Universal Social Charge is charged at three different rates: 2% on the first €10,036; 4% on the next €5,980; and 7% on the aggregate income in excess of €16,016. Currently, individual Irish Holders may also, depending on their circumstances, be subject to Pay Related Social Insurance (PRSI) contributions of up to 4% in respect of dividend income. The income ceiling of €75,036, which was in place in 2010, has been abolished with effect from 1 January 2011.

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

If a Non-Irish Holder is not so exempted, such a shareholder will be liable for Irish income tax (currently 20%) on dividends received from us, but will be entitled to a credit for DWT withheld.

Taxation of Capital Gains

Irish Holders. Irish Holders that acquire shares will generally be considered, for Irish tax purposes, to have acquired their shares at a base cost equal to the amount paid for shares. On subsequent dispositions, shares acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before shares acquired at a later time. Irish Holders that dispose of their shares will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realized from such disposition exceed the base cost of the common shares or ADSs disposed of and any incidental expenses. Disposals made on or after 7 December 2011are subject to CGT at 30%. Unutilized capital losses from other sources generally can be used to reduce gains realized on the disposal of our shares.

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

Irish Capital Acquisitions Tax

A gift or inheritance of our shares will be within the charge to capital acquisitions tax (CAT) where the donor/deceased or the beneficiary is resident or ordinarily resident in Ireland at the date of the gift/inheritance or to the extent that the property of which the gift or inheritance consists is situated in Ireland at the relevant date. Special rules with regard to residence apply where an individual is not domiciled in Ireland. CAT is charged at a flat rate of 30% for gifts or inheritances taken on or after 7 December 2011 and there are various thresholds before the tax becomes applicable. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

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

Irish Corporation Tax

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

Tax Consequences of Passive Foreign Investment Company (PFIC) Status. We will be deemed a PFIC if 75% or more of our gross income, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income. Alternatively, we will be deemed to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. We believe that we were a PFIC for years 2007 to 2011, and expect to be a PFIC for 2012 and for the foreseeable future. Assuming we are a PFIC, our dividends will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. Holders. Thus, dividends (as determined for U.S. federal income tax purposes) will be taxed at the rate applicable to ordinary income of the U.S. Holder.

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

Under Foreign Account Tax Compliance Act (FATCA) effective on March 18, 2010, IRS §6038D requires individual taxpayers with an interest in a “specified foreign financial asset” during the taxable year to attach a Form 8938 to their income tax return for any year in which the aggregate value of all such assets is greater than $50,000. For purposes of the term “specified foreign financial asset”, any financial account maintained by a foreign financial institution and any of the following assets which are not held in an account maintained by a financial institution, 1) any stock or security issued by a person other than a United States person, 2) any financial instrument or contract held for investment that has an issuer or counterparty which is other than a United States person, and 3) any interest in a foreign entity.

The IRS may exercise regulatory authority to avoid duplicative reporting for persons that meet both the PFIC reporting requirements of the provision and the reporting requirements of FATCA requiring disclosure of information with respect to foreign financial assets.

You should consult your tax advisor about the PFIC and FATCA rules , including the advisability of making a QEF election or mark-to-market election.

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

Taxation of Fly and Our Subsidiaries

Although Fly’s income is primarily subject to corporate tax in Ireland, part of our income is also subject to taxation in U.S., France and Australia.

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

We have a 15% investment in BBAM LP, a Cayman Islands exempted limited partnership which wholly owns subsidiaries in the U.S., Ireland, Bermuda, U.K., Dubai, Singapore, Japan, Switzerland and the Cayman Islands. The U.S. subsidiaries are classified as disregarded entities and not are subject to entity level taxes for U.S. tax purposes. We received an allocated share of income, deductions and credits from BBAM LP and our share of the U.S. effectively connected income is subject to U.S. federal taxes and as applicable, state taxes.

In 2011, we made a 57.41% investment in Fly-Z/C Aircraft Holdings LP, a US partnership incorporated in Delaware. The partnership wholly owns an Irish company, Fly-Z/C Aircraft Limited. Fly-Z/C Aircraft Holdings LP and Fly-Z/C Aircraft Limited are not expected to have a deemed U.S. trade or business subject to tax on effectively connected income or a U.S. permanent establishment subject to tax on business profits under Article 7. Fly-Z/C Aircraft Limited is expected to be a qualified resident under the U.S. and Ireland tax treaty.

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

Bermuda Tax Considerations

We are incorporated under the laws of Bermuda. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. On March

25, 2011, the Bermuda Government adopted legislation amending the Exempted Undertakings Tax Protection Act 1966 to extend the tax protection regime to March 31, 2035, which now permits holders of assurances previously issued to make application to the Minister of Finance of Bermuda for an extension of the term of their assurance. We intend to make this application during 2012 and expect to receive an extension of the term of the assurance we previously received, to March 31, 2035.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes and borrowings under our Liquidity Facility, if any, our Aircraft Acquisition Facility and the Credit Facility. As of December 31, 2011, we had 15 leases with rental amounts varying during the lease term based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap agreements to mitigate interest rate fluctuation risk and to minimize the risks associated with our debt facilities. We expect that these interest rate swaps would significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

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

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $13.1 million and would have increased or decreased our revenues by $3.3 million on an annualized basis.

The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. Changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. As of December 31, 2011, the fair market value of our interest rate swap derivative liabilities was $94.5 million. A 100 basis-point increase or decrease in interest rate would reduce or increase the fair market value of our derivative liabilities by approximately $26.5 million or $41.0 million, respectively. As of December 31, 2011, the fair market value of our credit facility extension options was nominal. A 100 basis-point increase or decrease in interest rates would not be material.

Foreign Currency Exchange Risk

Although most of our revenues and expenses are in U.S. dollars, we will incur some of our expenses in other currencies, primarily the euro, and we may enter into additional leases under which we receive revenue in other currencies. We have leases pursuant to which we receive part of the lease payments in Euros or Australian dollars. We have entered into foreign currency derivative transactions related to these leases. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying our non-US dollar expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive most of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

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

(a) Disclosure Controls and Procedures

As of December 31, 2011, an evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management of Fly Leasing Limited is responsible for establishing and maintaining adequate internal control over financial reporting for our company. With the participation of our Chief Executive Officer and our Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

On October 14, 2011, we completed the acquisition of the GAAM Portfolio. Due to the close proximity of the completion date of the acquisition to the date of management’s assessment of the effectiveness of our internal control over financial reporting, management excluded the GAAM Portfolio from its assessment of internal control over financial reporting. The total assets of the GAAM Portfolio constituted $1.4 billion of our consolidated total assets and $32.3 million of our consolidated total revenues for the year ended December 31, 2011. Under guidelines established by the SEC, companies are allowed to exclude acquisitions from their first assessment of internal control over financial reporting following the date of the acquisition.

Our independent auditor, Ernst & Young LLP, a registered public accounting firm, has issued their report which is included below.

(c) Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Fly Leasing Limited

We have audited Fly Leasing Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Fly Leasing Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls related to the acquisition of a portfolio of 49 aircraft managed by Global Aviation Asset Management, which is included in the 2011 consolidated financial statements of Fly Leasing Limited and constituted $1.4 billion and $1.2 billion of total assets and total liabilities, respectively, as of December 31, 2011 and $32.3 million and $14.1 million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of Fly Leasing Limited also did not include an evaluation of the internal control over financial reporting related to the acquisition of 49 aircraft managed by Global Aviation Asset Management.

In our opinion, Fly Leasing Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2011 consolidated financial statements of Fly Leasing Limited and our report dated March 16, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Francisco, California

March 16, 2012

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our principal accountants for the year ended December 31, 2011 were Ernst & Young LLP.

The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2011 and 2010 and fees billed for other services rendered (in thousands):

	For the year ended December 31,
	2011		2010
	Amount	%	Amount	%
Audit fees(1)	$1,218	70.5%	$997	92.8%
Audit-related fees	—	—	—	—
Tax fees	—	—	—	—
All other fees	510	29.5%	77	7.2%

Total	$1,728	100.0%	$1,074	100.0%

(1)	Audit fees include annual audit fees for Fly and its subsidiaries.

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors. The fees incurred in 2011 and 2010 were approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

On May 3, 2011, our Board of Directors approved a $30.0 million share repurchase program expiring in May 2012 (“2011 Repurchase Program”). Under the 2011 Repurchase Program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

The following table summarizes our repurchases of our common shares during 2011 and 2010 under our 2011 Repurchase Program and prior share repurchase programs:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Repurchased Plan	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs
July 1-31, 2010	1,411,264	$10.50	1,411,264	$15.2 million
August 1-31, 2010	9,100	$11.10	9,100	$15.1 million
September 1-30, 2010	219,850	$11.97	219,850	$12.4 million
October 1-31, 2010	1,100	$12.50	1,100	$12.4 million
March 1-31, 2011	23,135	$12.43	23,135	—
September 1-30, 2011	16,293	$10.91	16,293	$29.8 million
October 1-31, 2011	27,240	$10.82	27,240	$29.5 million

In addition to the purchases made pursuant to the 2011 Repurchase Program and prior share share repurchase programs, we also repurchased 1,035,438 shares held by a third party at a price of $11.93 per share or $12.3 million pursuant to a Stock Purchase Agreement on March 8, 2011 and repurchased 2,011,265 of our shares from Babcock & Brown on April 29, 2010 at a price of $8.78 per share or $17.7 million.

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

We have audited the accompanying consolidated balance sheets of Fly Leasing Limited as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fly Leasing Limited at December 31, 2011 and 2010, and consolidated results of its operations and its cash flows for each of the three years ended in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fly Leasing Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California

March 16, 2012

Fly Leasing Limited

Consolidated Balance Sheets

AS OF DECEMBER 31, 2011 AND 2010

(Dollar amounts in thousands, except par value data)

	December 31, 2011	December 31, 2010
Assets
Cash and cash equivalents	$82,105	$164,107
Restricted cash and cash equivalents	298,404	164,935
Rent receivables	3,186	995
Investment in unconsolidated subsidiaries	15,141	9,655
Flight equipment held for operating leases, net	2,762,289	1,613,458
Deferred tax asset, net	5,329	3,046
Fair market value of derivative assets	4,023	2,226
Other assets, net	28,021	19,802

Total assets	3,198,498	1,978,224

Liabilities
Accounts payable and accrued liabilities	10,429	5,190
Rentals received in advance	15,297	9,868
Payable to related parties	4,863	1,539
Security deposits	50,672	31,682
Maintenance payment liability	231,793	135,019
Secured borrowings, net	2,326,110	1,224,109
Fair market value of derivative liabilities	98,487	82,436
Other liabilities	17,814	13,477

Total liabilities	2,755,465	1,503,320

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 25,685,527 and 26,707,501 shares issued and outstanding at December 31, 2011 and 2010, respectively	26	27
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	455,186	463,559
Retained earnings	57,982	77,984
Accumulated other comprehensive loss, net	(70,161)	(66,666)

Total shareholders’ equity	443,033	474,904

Total liabilities and shareholders’ equity	$3,198,498	$1,978,224

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Dollar amounts in thousands, except per share data)

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Revenues
Operating lease revenue	$230,716	$219,655	$213,964
Equity earnings from unconsolidated subsidiaries	5,647	2,901	—
Gain on sale of aircraft	9,137	13,449	—
Gain on purchases of notes payable	—	—	82,666
Gain on sale of option to purchase notes payable	—	12,501	—
Lease termination settlement	2,135	2,298	8,307
Interest and other income	1,154	2,861	2,598

Total revenues	248,789	253,665	307,535

Expenses
Depreciation	95,718	84,032	83,650
Aircraft impairment	7,500	—	—
Interest expense	90,547	75,748	80,925
Selling, general and administrative	27,248	25,413	21,094
Acquisition costs	18,038	—	—
Debt purchase option amortization	—	947	6,053
Maintenance and other costs	4,400	4,651	2,353

Total expenses	243,451	190,791	194,075

Net income before provision for income taxes	5,338	62,874	113,460
Provision for income taxes	4,242	10,207	24,367

Net income	$1,096	$52,667	$89,093

Weighted average number of shares:
Basic	25,843,348	28,264,227	30,831,637
Diluted	25,992,062	28,307,971	30,831,637
Earnings per share:
Basic and Diluted	$0.03	$1.86	$2.89
Dividends declared and paid per share	$0.80	$0.80	$0.80

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollar amounts in thousands)

	Manager Shares		Common Shares		Additional Paid-in	Retained Earnings	Accumulated Other Comprehensive	Total Shareholders’	Total Comprehensive
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Loss, net	Equity	Income (Loss)
Balance January 1, 2009	100	$—	32,488,911	$32	$499,882	$(16,584)	$(93,917)	$389,413
Dividends to shareholders	—	—	—	—	—	(24,665)	—	(24,665)
Shares repurchased	—	—	(2,208,963)	(2)	(9,064)	—	—	(9,066)
Net income	—	—	—	—	—	89,093	—	89,093	$89,093
Net change in the fair value of derivatives, net of deferred tax liability of $5,710	—	—	—	—	—	—	39,974	39,974	39,974
Reclassified from other comprehensive income into earnings, net of deferred tax of $32	—	—	—	—	—	—	(225)	(225)	(225)

Comprehensive income, net									128,842

Balance December 31, 2009	100	$—	30,279,948	30	490,818	47,844	(54,168)	484,524

Dividends to shareholders	—	—	—	—	—	(22,407)	—	(22,407)
Dividend equivalent	—	—	—	—	—	(120)	—	(120)
Shares repurchased	—	—	(3,652,579)	(3)	(35,484)	—	—	(35,487)
Shares issued in connection with vested share grants	—	—	80,132	—	(4)	—	—	(4)
Share-based compensation	—	—	—	—	3,720	—	—	3,720
Capital contribution from Babcock & Brown	—	—	—	—	4,509	—	—	4,509
Net income	—	—	—	—	—	52,667	—	52,667	52,667
Net change in the fair value of derivatives, net of deferred tax liability of $1,840	—	—	—	—	—	—	(12,885)	(12,885)	(12,885)
Reclassified from other comprehensive income into earnings, net of deferred tax of $38	—	—	—	—	—	—	387	387	387

Comprehensive income, net									40,169

Balance December 31, 2010	100	$—	26,707,501	27	463,559	77,984	(66,666)	474,904

Dividends to shareholders	—	—	—	—	—	(20,738)	—	(20,738)
Dividend equivalent	—	—	—	—	—	(360)	—	(360)
Shares repurchased	—	—	(1,102,106)	(1)	(13,141)	—	—	(13,142)
Shares issued in connection with vested share grants	—	—	80,132	—	—	—	—	—
Share-based compensation	—	—	—	—	4,768	—	—	4,768
Net income	—	—	—	—	—	1,096	—	1,096	1,096
Net change in the fair value of derivatives, net of deferred tax liability of $470	—	—	—	—	—	—	(4,959)	(4,959)	(4,959)
Reclassified from other comprehensive income into earnings, net of deferred tax of $209	—	—	—	—	—	—	1,464	1,464	1,464

Comprehensive loss, net									$(2,399)

Balance December 31, 2011	100	—	25,685,527	$26	$455,186	$57,982	$(70,161)	$443,033

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Dollar amounts in thousands)

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Cash Flows from Operating Activities
Net Income	$1,096	$52,667	$89,093
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity earnings from unconsolidated subsidiaries	(5,647)	(2,901)	—
Gain on purchases of notes payable	—	—	(82,666)
Gain on sale of option to purchase notes payable	—	(12,501)	—
Gain on sale of aircraft	(9,137)	(13,449)	—
Depreciation	95,718	84,032	83,650
Aircraft impairment	7,500	—	—
Amortization of debt issuance and extinguishment costs	7,471	8,788	7,251
Amortization of lease incentives	6,856	5,095	4,315
Amortization of debt purchase option	—	947	6,053
Amortization of lease discounts/premiums and other items	1,307	366	(1,349)
Amortization of GAAM acquisition date fair market value adjustments	5,838	—	—
Share-based compensation	4,768	3,720	—
Deferred income taxes	2,562	9,069	24,198
Unrealized gain on derivative instruments	(1,489)	(303)	(257)
Professional fees paid by Babcock & Brown	—	2,180	—
Maintenance payment liability relieved	(3,911)	(14,197)	—
Changes in operating assets and liabilities:
Rent receivables	120	(60)	(829)
Other assets	(1,913)	—	3,499
Payable to related parties	1,781	(8,178)	5,378
Accounts payable and accrued liabilities	2,415	963	(2,948)
Rentals received in advance	(2,923)	212	180
Other liabilities	(2,135)	(1,225)	2,801

Net cash flows provided by operating activities	110,277	115,225	138,369

Cash Flows from Investing Activities
Investment in unconsolidated subsidiaries	(28,054)	(8,750)	—
Distributions from unconsolidated subsidiaries	26,951	916	—
Purchase of GAAM Portfolio, net of cash assumed	(113,623)	—	—
Purchase of additional flight equipment	(52,128)	(41,659)	—
Proceeds from sale of aircraft	126,913	100,911	—
Lessor contribution to maintenance	(11,312)	(4,068)	(7,107)

Net cash flows (used in) provided by investing activities	(51,253)	47,350	(7,107)

Cash Flows from Financing Activities
Restricted cash and cash equivalents	(21,712)	(25,694)	(25,583)
Security deposits received	3,567	5,186	6,552
Security deposits returned	(3,703)	(4,089)	(6,741)
Maintenance payment liability receipts	53,515	44,398	38,208
Maintenance payment liability disbursements	(14,544)	(6,143)	(8,510)
Debt issuance costs	(801)	(221)	(204)
Option to purchase notes payable	—	—	(7,000)
Proceeds from sale of option to purchase notes payable	—	12,501	—
Proceeds from secured borrowings	46,596	35,442	30,837
Repayment of secured borrowings	(204,867)	(98,551)	(2,905)
Notes payable purchases	—	—	(82,976)
Proceeds from sale of notes payable	33,765	—	—
Proceeds from termination of interest rate swap contract	1,398	745	—
Shares repurchased	(13,142)	(35,487)	(9,066)
Dividends	(20,738)	(22,407)	(24,665)
Dividend equivalents	(360)	(120)	—

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Net cash flows used in financing activities	(141,026)	(94,440)	(92,053)

Net (decrease) increase in cash	(82,002)	68,135	39,209
Cash at beginning of period	164,107	95,972	56,763

Cash at end of period	$82,105	$164,107	$95,972

Supplemental Disclosure:
Cash paid during the period for:
Interest	$74,804	$65,688	$73,420
Taxes	1,381	1,193	32
Noncash Activities:
Security deposits netted against end of lease payments	—	2,280	—
Maintenance payment liabilities and claims netted against end of lease payments	—	436	—
Rent received netted against sales price from sale of flight equipment	—	319	—
Security deposits netted against sales price from sale of flight equipment	1,700	791	—
Maintenance payment liabilities and claims netted against sales price from sale of flight equipment	8,006	5,411	—
Security deposit applied to rent receivables	—	769	1,050
Maintenance payment claim applied to rent receivables	—	1,416	—
Withholding taxes netted against distributions received from BBAM LP	1,264	1,080	—
Debt issuance costs netted with proceeds from secured borrowings	1,402	2,267	1,453
Capital contribution from Babcock & Brown	—	4,509	—
Acquisition of GAAM Portfolio (see Note 1 for the associated noncash activities )	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Notes to Consolidated Financial Statements

For the year ended December 31, 2011

1. ORGANIZATION

Fly Leasing Limited (the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.

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

On April 29, 2010, the management team of the Company’s manager and servicer, through Summit Aviation Partners LLC (“Summit”) purchased substantially all of the aviation assets of Babcock & Brown and its affiliates, including Babcock & Brown’s ownership interests in the Manager and certain other companies that manage and service Fly and its aircraft portfolio (the “Aviation Assets Purchase Transaction”).

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

GAAM PORTFOLIO ACQUISITION

On October 14, 2011, the Company completed the acquisition of a portfolio of 49 aircraft (“GAAM Portfolio”) and other assets valued at approximately $1.4 billion and managed by Global Aviation Asset Management (“GAAM”). The purchase was funded with approximately $141.7 million of the Company’s unrestricted cash and the assumption of approximately $1.2 billion of secured, non-recourse debt. The Company incurred approximately $18.0 million in expenses in connection with the acquisition. These expenses include a one-time $12.5 million fee to BBAM LP for arranging the acquisition.

The acquisition of the GAAM Portfolio was accounted for as a business combination. Identifiable assets acquired and liabilities assumed were recorded at their fair values as of the acquisition date. The fair value of flight equipment acquired was determined using the market approach. In the aviation industry, appraisal data is considered to reflect the highest and best use of the flight equipment on an “in use” basis. The estimated fair value of GAAM’s flight equipment was recorded based on (i) appraisal data, (ii) management’s assessment of current market conditions and recent trading activity of similar aircraft, (iii) the current and long-term demand for each aircraft type, and (iv) the required maintenance condition of the underlying flight equipment upon redelivery to the lessor. The fair value assigned to identifiable intangible assets acquired was based on available market data and assumptions made by management. Intangible assets, consisting of lease discounts and premiums, are amortized over the remaining life of the lease. The fair value of the debt assumed on the GAAM Portfolio has been determined based on the income approach resulting in a discount totaling $52.1 million. The income approach was performed through the use of a net present value calculation using an appropriate discount rate.

The Company recognized a deferred tax item arising from temporary differences between the tax basis of the acquired assets and liabilities, and acquisition date fair values.

Presented below are the acquisition date fair values of the assets acquired, liabilities assumed and net asset acquired (in thousands):

Cash consideration	$141,749

Assets
Cash and cash equivalents	$28,126
Restricted cash and cash equivalents	111,757
Rent receivables	2,311
Flight equipment held for operating leases	1,268,730
Deferred tax asset, net	4,472
Fair value of derivative asset	836
Other assets	17,154

Total assets	1,433,386

Liabilities
Accounts payable and accrued liabilities	1,039
Rentals received in advance	8,252
Security deposits	20,505
Maintenance payment liability	70,342
Borrowings under aircraft acquisition facilities, net	1,172,811
Fair value of derivative liabilities	11,270
Other liabilities	7,418

Total liabilities	1,291,637

Net asset acquired	$141,749

Supplemental pro forma data (unaudited)

The unaudited pro forma statement of operations data below gives effect to the acquisition of the GAAM Portfolio as if it had occurred on January 1, 2010. The unaudited pro forma data is presented for illustrative purposes only and is not intended to be indicative of actual results that would have been achieved had the acquisition of the GAAM Portfolio been consummated as of January 1, 2010. The unaudited pro forma data should not be considered representative of our future financial condition or results of operations.

	Year ended December 31, 2011	Year ended December 31, 2010
	(Dollars in thousands)
Pro forma total revenue (1)	$372,752	$416,290
Pro forma total expenses (2)	369,288	365,933
Pro forma net (loss) income	(1,924)	40,777

(1)	Pro forma total revenue for 2010 included (i) end of lease revenues of $21.4 million and (ii) gain on sale of option to purchase notes payable of $12.5 million.
(2)	Pro forma total expenses for 2011 included (i) aircraft impairment of $7.5 million and $13.0 million recorded by Fly and GAAM, respectively and (ii) acquisition related expenses totaling $18.0 million. Pro forma total expenses for 2010 included an aircraft impairment of $20.8 million recorded by GAAM.

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

•	The Company will require access to the debt and equity markets to refinance its outstanding indebtedness and to grow its business through the acquisition of additional aircraft.

•	The Company relies and is dependent upon an external servicer to manage its business and service its aircraft portfolio.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

RESTRICTED CASH AND CASH EQUIVALENTS

Pursuant to the Company’s debt facilities, payments received from lessees serve as collateral to the lenders and are thus subject to withdrawal restrictions. The Company’s restricted cash and cash equivalents consist primarily of (i) security deposits and certain maintenance payments received from lessees under the terms of various lease agreements, (ii) a portion of rents collected which is required to be held as cash collateral and (iii) other cash, which is subject to withdrawal restrictions pursuant to the Company’s credit agreements as further described in Note 6.

All restricted cash is held by major financial institutions in segregated accounts.

RENT RECEIVABLES

Rent receivables represent unpaid lessee obligations under existing lease contracts. Any allowance for doubtful accounts is established on a specific identification basis and is maintained at a level believed by management to be adequate to absorb probable losses inherent in rent receivables. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor’s operating environment. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends impacting the lessees and its credit worthiness, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2011 and 2010, the Company had no allowance for doubtful accounts, although the Company had two lessees on non-accrual status as of these dates. The Company recognizes revenue from the two lessees when cash is received.

INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

Fly has a 15.0% and 57.4% interest in BBAM LP and Fly-Z/C Aircraft Holdings LP (“Fly-Z/C LP”), respectively. Fly accounts for its interest in unconsolidated subsidiaries using the equity method as the Company does not control the entities. Under the equity method, the Company’s investment is initially recorded at cost and the carrying amount is affected by its share of the unconsolidated subsidiaries’ undistributed earnings and losses, and distributions of dividends and capital.

The Company periodically reviews the carrying amount of its investment in the unconsolidated subsidiaries, or whenever events or changes in circumstances indicate that a decline in value may have occurred. If its investment is determined to be impaired on an other-than-temporary basis, a loss equal to the difference between the fair value of the investment and its carrying value is recorded in the period of identification.

FLIGHT EQUIPMENT HELD FOR SALE

In accordance with guidance provided by FASB, flight equipment is classified as held for sale when the Company commits to and commences a plan of sale that is reasonably expected to be completed within one year. Flight equipment held for sale is stated as the lesser of carrying value or fair value less estimated cost to sell.

Flight equipment held for sale is not depreciated. Subsequent changes to the asset’s fair value, either increases or decreases, are recorded as adjustments to the carrying value of the flight equipment. However, any such adjustment will not exceed the original carrying value of the flight equipment held for sale. There was no flight equipment held for sale as of December 31, 2011 and 2010.

FLIGHT EQUIPMENT HELD FOR OPERATING LEASES

Flight equipment held for operating leases are recorded at cost and depreciated to estimated residual values on a straight-line basis over their estimated remaining useful lives. Useful life is generally 25 years from the date of manufacture. Residual values are generally estimated to be 15% of original manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:

•	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.

•	Flight equipment which is out of production and may have a shorter useful life or lower residual value due to obsolescence.

•	The remaining life of a converted freighter is determined based on the date of conversion, in which case, the total useful life may extend beyond 25 years from the date of manufacture.

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

IMPAIRMENT OF FLIGHT EQUIPMENT

The Company evaluates flight equipment for impairment when circumstances indicate that the carrying amounts of such assets may not be recoverable. Our evaluation of impairment indicators include, but are not limited to, recent transactions for similar aircraft, adverse changes in market conditions for specific aircraft types, third party appraisals of specific aircraft, published values for similar aircraft, any occurrences of adverse changes in the aviation industry and the overall market conditions that could impact the fair value of our aircraft. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will assess whether the carrying values of the flight equipment exceed the fair values and an impairment loss is required. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value. See Note 16 – Fair Value Measurements.

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

The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs. For the year ended December 31, 2011, the Company recognized an impairment loss of $7.5 million related to two Boeing 737-500 aircraft which were manufactured in 1992. The aircraft are scheduled to come off lease in 2012, at which time the Company expects to dispose them. There were no impairment losses recognized for the years ended December 31, 2010 and 2009.

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

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income (loss), net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item or that do not qualify for hedge treatment are recognized directly into income.

At the hedge’s inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in cash flows of the derivative instrument have been highly effective in offsetting changes in the cash flows of the hedged items and whether they are expected to be highly effective in the future. The Company discontinues hedge accounting prospectively when (i) it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the derivative instrument is carried at its fair market value on the balance sheet with changes in fair value recognized into current-period earnings. The remaining balance in accumulated other comprehensive income associated with the derivative that has been discontinued is not recognized in the income statement unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in earnings when earnings are affected by the hedged transaction.

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

SECURITY DEPOSITS

In the normal course of leasing aircraft to third parties under its lease agreements, the Company receives cash or letters of credit as security for certain contractual obligations. At December 31, 2011 and 2010, security deposits represent cash received from the lessee that is held on deposit until termination of the lease. Security deposits are returned to the lessee at lease termination or taken into income if the lessee fails to perform under their lease.

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

Under the terms of the lease agreements, cash collected from lessees for future maintenance of the aircraft is recorded as maintenance payment liabilities. The Company does not recognize such maintenance payments as revenue during the lease. Maintenance payment liabilities are attributable to specific aircraft and are typically based on hours or cycles of utilization, depending upon the component. Upon the occurrence of qualified maintenance events, the lessee submits a request for reimbursement and upon disbursement of the funds, the liability is relieved.

In some leases, the lessor may be obligated to contribute to maintenance related expenses on an aircraft during the term of the lease. In other instances, the lessee or lessor may be obligated to make a payment to the other party at lease termination based on a computation stipulated in the lease agreement. The calculation is based on utilization and condition of the airframe, engines and other major life-limited components as determined at lease termination.

The Company may also incur maintenance expenses on off-lease aircraft. Scheduled major maintenance or overhaul activities and costs for certain high-value components that are paid by the Company are capitalized and depreciated over the period until the next overhaul is required. Such payments made by the Company for minor maintenance, repairs and re-leasing of aircraft are expensed as incurred.

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

SHARE-BASED COMPENSATION

The Company has a 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under plan. As of December 31, 2011, the Company had made aggregate grants of 1,200,000 stock appreciation rights (“SARs”) and restricted stock units (“RSUs”) to certain employees of BBAM LP who provide services to the Company pursuant to certain management and servicing agreements. In accordance with GAAP, compensation expense associated with grants to employees are valued at the grant date and amortized on a straight-line basis over the service period. Grants to non-employees are initially measured at grant date, and then re-measured at each interim reporting period until the awards are vested. Determining the appropriate fair value model and calculation of the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeitures and expected grant life.

TAXES

The Company provides for income taxes by tax jurisdiction (see Note 9). Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statements and tax basis of existing assets and liabilities at the enacted tax rates expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amount which management ultimately expects to be more-likely-than-not realized.

The Company applies a recognition threshold of more-likely-than-not to be sustained in the examination of tax uncertainty in income taxes. Measurement of the tax uncertainty occurs if the recognition threshold has been met. The Company has elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during the years ended December 31, 2011, 2010 and 2009.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued an accounting standard update to achieve common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards (“IFRS”). The update does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The accounting standard update is effective for interim and annual periods beginning in 2012. The accounting standard update will not have a material impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued an accounting standard to facilitate convergence between GAAP and IFRS by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The standard requires all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The standard is effective for interim and annual periods beginning in 2012.

3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASES

As of December 31, 2011, the Company had 109 aircraft held for operating leases. As of December 31, 2010, the Company had 59 aircraft held for operating leases and no aircraft held for sale. On October 14, 2011, the Company completed the acquisition of the GAAM Portfolio consisting of 49 aircraft valued at approximately $1.4 billion (see Note 1). During the year ended December 31, 2011, the Company purchased three additional aircraft for an aggregate purchase price of $102.9 million.

During the year ended December 31, 2011, the Company sold two aircraft and recognized a gain on sale of $9.1 million. In connection with the aircraft sales, the Company repaid debt of $124.8 million.

The Company intends to dispose of two Boeing 737-500 aircraft manufactured in 1992 at the end of their current leases and has recognized an impairment charge of $7.5 million during the year ended December 31, 2011. The aircraft are scheduled to come off-lease in April and May 2012. The Company currently holds $3.1 million in maintenance payment liabilities from the lessee which it will be entitled to keep at lease termination, in addition to future maintenance reserves to be paid by the lessee. The Company has further agreed to accept payment by lessee of approximately $1.0 million for both aircraft at lease termination in lieu of compliance with the lessee’s obligations to meet certain redelivery conditions related to the maintenance of the aircraft. Any residual amounts will be recognized into income at the end of the lease term.

In September 2010, the Company entered into sale-leaseback agreements with flydubai for the purchase of three new aircraft for an aggregate purchase price of approximately $122.4 million. In October 2010, the Company sold its right to purchase one of these aircraft to a third party, earning a net fee of $1.2 million. The Company purchased one aircraft in December 2010 for $41.0 million and purchased the last aircraft in February 2011 for $41.2 million.

Also during the year ended December 31, 2010, the Company sold four aircraft and recognized a gain on sale totaling $13.4 million. A portion of the proceeds received from the aircraft sales was used to repay the debt associated with the aircraft.

Flight equipment held for operating leases consist of the following:

	December 31, 2011	December 31, 2010
	(Dollars in thousands)
Cost	$3,070,820	$1,847,899
Accumulated depreciation	(308,531)	(234,441)

Net flight equipment held for operating leases	$2,762,289	$1,613,458

The Company capitalized $8.0 million of major maintenance expenditures for the year ended December 31, 2011. These amounts have been included in flight equipment held for operating leases. The Company did not capitalize any major maintenance expenditures for the year ended December 31, 2010.

The classification of the net book value of flight equipment held for operating leases and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the aircraft lessee.

The distribution of the net book value of flight equipment held for operating leases by geographic region is as follows:

	December 31, 2011		December 31, 2010
	(Dollars in thousands)
Europe:
United Kingdom	$383,234	14%	$104,661	7%
Germany	190,793	7%	94,247	6%
Spain	115,119	4%	74,943	5%
Other	526,535	19%	453,623	27%

Europe — Total	1,215,681	44%	727,474	45%

Asia and South Pacific:
China	317,082	12%	66,060	4%
India	241,715	9%	210,687	13%
Australia	152,115	6%	—	—
Other	83,838	2%	63,460	4%

Asia and South Pacific — Total	794,750	29%	340,207	21%

North America:
United States	281,991	10%	277,555	17%
Other	36,138	1%	37,626	3%

North America — Total	318,129	11%	315,181	20%

Mexico, South and Central America:
Mexico	178,321	7%	129,537	8%
Other	84,135	3%	—	—

Mexico, South and Central America — Total	262,456	10%	129,537	8%

Middle East and Africa — Total	171,273	6%	74,890	5%
Off-Lease — Total	—	—	26,169	1%

Total flight equipment held for operating leases, net	$2,762,289	100%	$1,613,458	100%

At December 31, 2011, aircraft held for operating leases were on lease to 53 lessees in 29 countries. At December 31, 2010, aircraft held for operating leases were on lease to 34 lessees in 23 countries. The Company had one aircraft that was off-lease at December 31, 2010 which was delivered to a new lessee in March 2011.

The distribution of operating lease revenue by geographic region for the years ended December 31, 2011, 2010 and 2009 is as follows:

	Year ended December 31, 2011		Year ended December 31, 2010		Year ended December 31, 2009
	(Dollars in thousands)
Europe:
United Kingdom	$19,444	8%	$9,255	4%	$9,624	5%
Germany	15,560	7%	15,284	7%	17,174	8%
Spain	9,920	4%	8,213	4%	8,213	4%
Other	64,467	28%	72,752	33%	65,574	30%

Europe — Total	109,391	47%	105,504	48%	100,585	47%

	Year ended December 31, 2011		Year ended December 31, 2010		Year ended December 31, 2009
Asia and South Pacific:
China	13,620	6%	15,636	7%	16,391	8%
India	22,341	10%	24,430	11%	27,451	13%
Australia	5,392	2%	—	—	—	—
Other	5,896	2%	4,882	2%	3,017	1%

Asia and South Pacific — Total	47,249	20%	44,948	20%	46,859	22%

North America:
United States	39,088	17%	41,725	19%	39,600	19%
Other	3,891	2%	4,932	2%	5,009	2%

North America — Total	42,979	19%	46,657	21%	44,609	21%

Mexico, South and Central America:
Mexico	16,276	7%	18,781	9%	18,292	8%
Other	1,687	1%	—	—	—	—

Mexico, South and Central America — Total	17,963	8%	18,781	9%	18,292	8%

Middle East and Africa — Total	13,134	6%	3,765	2%	3,619	2%

Total Operating Lease Revenue	$230,716	100%	$219,655	100%	$213,964	100%

The Company had no customer that accounted for 10% or more of total operating lease revenue for the years ended December 31, 2011, 2010 and 2009. The Company has two lessees which it has placed on non-accrual status due to concerns about the lessees’ financial condition and only recognizes revenue as cash is received. The Company has six aircraft on lease to these two lessees. During the years ended December 31, 2011, 2010 and 2009, the Company recognized revenue of $10.4 million, $11.0 million and $2.9 million, respectively, from these two lessees.

For the years ended December 31, 2011 and 2010, the Company recognized end of lease revenues totaling $2.9 million and $21.4 million, respectively. The Company did not recognize any end of lease revenues in 2009.

The amortization of lease premiums, net of lease discounts which have been included as a component of operating lease revenue was approximately $1.9 million for the year ended December 31, 2011. The amortization of lease discounts, net of lease premiums, was $0.3 million and $2.0 million for the years ended December 31, 2010 and 2009, respectively.

As of December 31, 2011 and 2010, the weighted average remaining lease term of the Company’s aircraft held for operating leases was 3.6 and 4.6 years, respectively.

Presented below are the contracted future minimum rental payments due under non-cancellable operating leases, as of December 31, 2011. For leases that have floating rental rates based on the six-month LIBOR, the future minimum rental payments due assume that the rental payment due as of December 31, 2011 is held constant for the duration of the lease.

Year ending December 31,	(Dollars in thousands)
2012	$350,828
2013	277,007
2014	228,014
2015	168,286
2016	104,958
Thereafter	99,979

Future minimum rental payments under operating leases	$1,229,072

For the years ended December 31, 2011, 2010 and 2009, amortization of lease incentives recorded as a reduction of operating lease revenue totaled $6.9 million, $5.1 million and $4.3 million, respectively. At December 31, 2011, lease incentive amortization for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)
2012	$7,399
2013	6,133
2014	4,860
2015	4,645
2016	2,875
‘Thereafter	1,994

Future amortization of lease incentives	$27,906

In connection with the early termination of four leases in a prior period, the Company reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, the Company received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million that was paid in monthly installments through February 2012 with interest at 8.0% per annum. During the years ended December 31, 2011, 2010 and 2009, payments totaling $2.1 million, $2.3 million and $8.3 million, respectively, were received.

4. INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

Summarized financial information of the Company’s investment in unconsolidated subsidiaries is presented below (in thousands):

	As of December 31,
	2011	2010
Total assets	$113,435	$35,963
Total liabilities	78,570	17,220

	For the year ended December 31,
	2011	2010
Total revenues	$121,452	$67,470
Net income	42,905	22,385

Investment in BBAM LP

On April 29, 2010, the Company through its wholly-owned subsidiary, Fly-BBAM, purchased a 15% interest in BBAM LP, a privately-held aircraft leasing and management business for $8.75 million. BBAM LP provides management and administrative services to Fly, including servicing of its aircraft portfolio. Summit owns the remaining 85% interest in BBAM LP.

For the years ended December 31, 2011 and 2010, the Company recognized $5.4 million and $2.9 million in equity earnings from its investment in BBAM LP and received distributions totaling $5.0 million and $2.0 million, respectively. The Company amortizes the difference between the cost of its initial investment and its share of underlying equity in the net assets of BBAM LP against its equity earnings from BBAM LP.

Investment in Fly-Z/C LP

On February 9, 2011, the Company made a $16.4 million investment for a 57.4% limited partnership interest in Fly-Z/C LP, a newly-formed aircraft leasing joint venture that was formed for the purpose of acquiring, financing and eventually selling four commercial jet aircraft. Summit has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner of the joint venture. On April 14, 2011, the Company made an additional capital contribution of $11.7 million into Fly-Z/C LP to fund the joint venture’s acquisition of an additional aircraft.

During the year ended December 31, 2011, the Company recognized equity earnings of $0.3 million and received distributions of $23.2 million, of which $22.2 million was received in connection with the completion of a $40.0 million debt financing by the joint venture. As of December 31, 2011, the Company’s investment in Fly-Z/C LP was $5.1 million.

5. OTHER ASSETS

The principal components of the Company’s other assets are as follows:

	December 31, 2011	December 31, 2010
	(Dollars in thousands)
Loan issuance costs, net	$8,819	$14,069
Lease premiums	14,833	2,918
Other assets	4,369	2,815

Total other assets	$28,021	$19,802

For the years ended December 31, 2011, 2010 and 2009, the Company amortized $6.5 million, $8.1 million and $7.3 million, respectively, of loan issuance cost into interest expense.

As of December 31, 2011 and 2010, the accumulated amortization associated with the loan issuance costs was $30.3 million and $23.7 million, respectively.

6. SECURED BORROWINGS

The Company’s secured borrowings balance, net of unamortized debt discounts, as of December 31, 2011 is presented below:

	Net carrying value as of December 31,		Weighted average interest rate as of December 31,		Maturity date
	2011	2010	2011	2010
	(in thousands)
Notes Payable	$599,805	$596,190	0.95%	0.93%	November 2033
B&B Air Acquisition Facility	425,931	561,636	2.86%	2.58%	August 2013
Nord LB Facility	569,909	—	3.98%	—	November 2018
BOS Facility	479,561	—	4.98%	—	August 2012 – December 2017
Other aircraft secured borrowings	216,395	30,000	5.70%	6.41%	August 2014 – February 2019
Other secured borrowing	34,509	36,283	0.58%	0.56%	February 2012

Total	$2,326,110	$1,224,109

Future Minimum Principal Payments

During the year ended December 31, 2011, the Company made principal payments on its secured borrowings totaling $204.9 million. The anticipated future minimum principal payments due for its secured borrowings are as follows:

Year ending December 31,	(Dollars in thousands)
2012	$378,502
2013	604,515
2014	266,423
2015	178,711
2016	113,138
Thereafter	839,742

Future minimum principal payments due	$2,381,031

Notes Payable

	Balance as of
	December 31, 2011	December 31, 2010
	(in thousands)
Outstanding principal balance, net of Notes purchased by subsidiary:
Original Notes issued	$567,607	$596,771
Notes re-issued	39,144	—

Total	606,751	596,771

Unamortized discount associated with Notes:
Original Notes issued	(374)	(581)
Notes re-issued	(6,572)	—

Total	(6,946)	(581)

Notes payable, net	$599,805	$596,190

On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”) at an offering price of 99.71282%. The Notes generated net proceeds of approximately $850.6 million. The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly.

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

During the year ended December 31, 2009, the Company, through a wholly-owned subsidiary, purchased a total of $169.4 million principal amount of the Notes, for a total purchase price of $83.0 million, including associated expenses. These amounts include $50.0 million principal amount of Notes purchased on exercise of an option. In connection with the purchase of the Notes, the Company expensed loan issuance costs and the unamortized discount associated with the original issuance of the Notes totaling $3.8 million. The Company recognized a pre-tax gain of $82.7 million on the purchase of Notes during the year ended December 31, 2009.

During the year ended December 31, 2010, the Company sold to an unrelated third party its remaining option to purchase up to $50.0 million principal amount of Notes for 48% of the principal amount and received $12.5 million as consideration.

During the year ended December 31, 2011, the Company sold to third parties $40.8 million principal amount of Notes held by its subsidiaries at an average price of 82.72% of the principal amount for total proceeds of $33.8 million. The discount of $7.0 million is being amortized into interest expense over the expected term of the Notes. As of December 31, 2011 and 2010, the outstanding balance of the Notes owned by the Company through a wholly-owned subsidiary was $106.8 million and $153.5 million, respectively. During the first quarter of 2012, the remaining Notes were sold at an average price of 81.79% of the principal amount for total proceeds of $87.3 million.

As of December 31, 2011 and 2010, interest accrued on the Notes totaled $0.3 million for each year.

Until August 2012, there are scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. Scheduled principal payments made in 2011 and 2010 totaled $10.6 million and $4.6 million, of which $1.9 million and $0.9 million was paid to the Company’s subsidiary, respectively in respect of the Notes purchased.

Pursuant to the indenture governing the Notes, a portion of the proceeds received from the sale of any aircraft included in the Initial Portfolio must be applied to repay the debt allocated to such aircraft. In connection with the sale of aircraft in 2011 and 2010, the Company repaid approximately $26.1 million and $73.2 million of associated debt and approximately $3.9 million and $15.0 million was returned to the Company’s subsidiary, respectively, in respect of the Notes it purchased.

The Company may, on a payment date, redeem the Notes in whole or from time to time in part, at the outstanding principal amount, together with accrued and unpaid interest, as specified in the indenture governing the Notes.

Effective after July 2012, all revenues collected during each monthly period from the remaining 40 aircraft financed by this facility will be applied to repay the outstanding principal balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. The final maturity date of the Notes is November 14, 2033.

B&B Air Funding is subject to financial and operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. Beginning August 2012, it will also be subject to an interest coverage ratio. A breach of the covenants could result in the acceleration of the Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale. As of December 31, 2011, B&B Air Funding was not in default under the Notes.

In conjunction with the closing of the Aviation Assets Purchase Transaction, the indenture for the Notes was amended on April 29, 2010 to include the following servicer termination events:

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

In connection with the issuance of the Notes, B&B Air Funding also entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Note Liquidity Facility. As of December 31, 2011 and 2010, B&B Air Funding had not drawn on the Note Liquidity Facility.

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

Aircraft Acquisition Facility

Aircraft Acquisition Facility:	Balance as of December 31, 2011	Balance as of December 31, 2010
	(Dollars in thousands)
Principal — Tranche A	$241,931	$377,636
Principal — Tranche B	184,000	184,000

Borrowings under B&B Air Acquisition Facility	425,931	561,636
Equity Tranche	96,000	96,000

Total facility	$521,931	$657,636

On November 7, 2007, B&B Air Acquisition entered into a credit facility that provided for aircraft financing consisting of up to a $920.0 million Tranche A borrowing, $184.0 million Tranche B borrowing and a $96.0 million equity tranche from Fly (“Aircraft Acquisition Facility”). Tranches A and B were provided by a consortium of third party lenders and are subject to customary terms and conditions. As of December 31, 2011, 16 aircraft were financed under this facility.

The availability period for the B&B Air Acquisition Facility expired on November 6, 2009, and the Company may not borrow any additional amounts. B&B Air Acquisition funds a cash collateral account that was established for the benefit of the lenders in accordance with the facility agreement. As of December 31, 2011 and 2010, the cash collateral account had a balance of $41.6 million and $38.4 million, respectively.

Tranche A borrowings accrue interest at a one-month LIBOR-based rate plus a margin of 1.50%. Tranche B borrowings accrue interest at a one-month LIBOR-based rate plus 4.00%. On November 6, 2012 the applicable margin for Tranche A and Tranche B increases by 0.25% per quarter up to a maximum margin of 3.75% and 8.00% for Tranche A and B borrowings, respectively. In order of security interest, Tranche A ranks above Tranche B, and both Tranche A and B rank above the equity tranche.

Borrowings under the Aircraft Acquisition Facility are secured by (i) the equity ownership and beneficial interests in B&B Air Acquisition and its subsidiaries, and (ii) a security interest in the underlying aircraft and related leases. In addition, the lenders are granted a first priority, perfected security interest in derivative agreements entered into by B&B Air Acquisition.

The Aircraft Acquisition Facility also contains affirmative covenants customary for secured aircraft financings. Further, B&B Air Acquisition must maintain certain interest coverage ratios and loan to value ratios, and the aircraft in B&B Air Acquisition’s portfolio must comply with certain concentration limits. A breach of these requirements would result in either an event of default or a requirement to post additional cash collateral under the B&B Air Acquisition Facility.

On April 29, 2010, in conjunction with the closing of the Aviation Assets Purchase Transaction, the loan agreement for the B&B Air Acquisition Facility was amended to include the following default events: (i) BBAM LP ceases to own 51% of the Servicer or (ii) the Company ceases to own at least 5% of BBAM LP.

Beginning November 6, 2009, all available cash flow from the aircraft held by B&B Air Acquisition is required to be applied to the outstanding principal balance after payment of interest, certain expenses and a return paid to Fly on its $96.0 million equity tranche. The equity tranche accrues interest at a rate such that the aggregate monthly interest of the entire facility reflects an interest rate of one-month LIBOR plus 2.5%. During the years ended December 31, 2011 and 2010, the Company made monthly principal repayments on the B&B Air Acquisition Facility of $33.1 million and $32.9 million, respectively. In addition, in December 2011, the Company sold one aircraft owned by B&B Air Acquisition and was required to make a principal repayment of $102.6 million on its Tranche A borrowings.

The loan agreement requires that the outstanding principal balance be no greater than the amounts specified as of the dates set out in the table below. If cash flows from aircraft held by B&B Air Acquisition is insufficient to reduce the outstanding principal balance to the required levels, then additional principal payments will be required. The Company is seeking to refinance some or all of the amounts outstanding under the Aircraft Acquisition Facility.

Date	Maximum outstanding balance
(in thousands)
October 15, 2012	$448,104
January 15, 2013	298,736
April 15, 2013	149,368
July 15, 2013	—

Nord LB Facility

	Balance as of
	December 31, 2011	December 31, 2010
	(in thousands)
Outstanding principal balance	$598,198	$—
Unamortized debt discount	(28,289)	—

Nord LB Facility balance, net	$569,909	$—

In connection with 19 of the 49 aircraft acquired in the GAAM Portfolio, the Company assumed a debt facility provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”) which matures in November 2012 (“Nord LB Facility”). On February 6, 2012,

the Company completed an extension of the Nord LB Facility to November 2018. The Company paid $25 million to Nord LB which has been applied towards repayment of outstanding principal amounts on February 14, 2012. At the beginning of the extension term on November 14, 2012, the Company will make another principal payment of $15 million to Nord LB. From February 6, 2012 until November 14, 2012, the Company will pay Nord LB a fee equal to 0.45% per annum on the amount which will be outstanding on November 14, 2012. As of December 31, 2011, interest accrued on the facility totaled $1.2 million.

In connection with the negotiation of the facility extension, the Company entered into an amendment agreement with respect to the current Nord LB Facility. The Nord LB Facility is currently structured as a single loan facility pursuant to which one of the Company’s subsidiaries is the borrower. Starting on November 14, 2012, the Nord LB Facility will be structured as 19 individual loans with each aircraft owning subsidiary acting as the borrower of each respective loan.

Borrowings are secured by Fly’s equity interest in the subsidiaries which own the financed aircraft, the aircraft and the leases, maintenance reserves and other deposits. The loans are cross-collateralized and the lenders may foreclose on any aircraft upon an event of default on any loan.

The weighted average interest rate on the current Nord LB Facility was 5.86% on loans associated with aircraft with fixed rate leases. The interest rate on loans associated with aircraft with floating rate leases is one month LIBOR plus 0.25% or 1.45% as of December 31, 2011. The blended weighted average interest rate for the facility was 3.98% as of December 31, 2011, excluding the debt discount amortization. During the extension term which begins November 14, 2012, the Nord LB Facility will bear interest at one month LIBOR plus 3.30% until the final maturity date on November 14, 2018.

Until November 2012, there are monthly scheduled principal payments of approximately $2.3 million per month. Beginning in December 2012, the Company will pay 95% of lease rentals actually received in the corresponding monthly collections period towards interest and principal. If no lease rental payments are received in the applicable period for any financed aircraft, prior to the termination of such lease, no payment is due under the loan related to that aircraft on the corresponding repayment date. Any unpaid interest increases the outstanding balance under the facility.

Upon the termination or expiration of a lease, no payments are due under the Nord LB Facility with respect to the outstanding loan amount for that aircraft until the earlier of six months from such termination or expiration or the date the aircraft is re-leased. Interest during this period increases the outstanding balance under the facility. If an aircraft remains off-lease after six months from the termination or expiration, interest must be paid on each payment date. If an aircraft remains off-lease after twelve months, the Company must pay debt service equal to 85% of the lease rate paid under the prior lease agreement. The lenders may require payment in full or foreclose on an aircraft that remains off-lease after 24 months, but the lenders may not foreclose on any other aircraft.

Between February 6, 2012 and the maturity date, in the event the Company sells any of the financed aircraft, substantially all sales proceeds (after payment of certain expenses) must be used to repay first the debt associated with the sold aircraft and then the outstanding amounts which finance the other aircraft unless certain conditions are met. In addition, any security deposit amounts that the Company retains after termination of a lease and any maintenance reserve amounts which are retained and are not expected to be required for future maintenance will be used to prepay the Nord LB Facility. If the Company earns a 10% return on its equity investment after full repayment of the facility, Fly will pay Nord LB a fee equal to 10% of returns in excess of 10%, up to a maximum of $5.0 million.

An event of default with respect to the loan on any aircraft will trigger an event of default on the loans with respect to every other financed aircraft. Events of default under the Nord LB Facility include, among other things:

•	interest or principal is not paid within three business days of its due date,

•	failure to make certain other payments under the Nord LB Facility and such payments are not made within five business days of receiving written notice,

•	failure to comply with certain other covenants including compliance with required insurance levels and such noncompliance continuing for 30 days after receipt of written notice,

•	any of the aircraft owning entities becoming the subject of insolvency proceedings,

•	any of the aircraft owning entities defaults in respect of obligations in excess of $10,000,000, and the holders of such obligation accelerate or demand repayment of amounts due thereunder.

The Nord LB Facility does not contain any financial covenants. However, the borrowers in the Nord LB Facility are subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by them. The Nord LB Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and future leasing of the aircraft.

As of December 31, 2011, there was no default under the Nord LB Facility.

BOS Facility

	Balance as of
	December 31, 2011	December 31, 2010
	(in thousands)
Outstanding principal balance:
Senior tranches	$440,106	$—
Junior tranches	53,341	—

Total outstanding principal balance	493,447	—
Unamortized debt discount	(13,886)	—

BOS Facility balance, net	$479,561	$—

In connection with 21 of the 49 aircraft acquired in the GAAM Portfolio, the Company’s subsidiaries assumed a debt facility provided by Bank of Scotland plc and Commonwealth Bank of Australia (“BOS Facility”). At December 31, 2011, twenty aircraft in the GAAM aircraft portfolio were financed through this facility, with an aggregate outstanding principal balance of approximately $493.4 million. Subsequent to the acquisition of the GAAM Portfolio, one aircraft was refinanced pursuant to a separate loan in connection with a new lease resulting in a repayment of $20.0 million under this facility. The BOS facility consists of individual loans with respect to each financed aircraft which have maturity dates matching the scheduled lease termination dates for the financed aircraft. The loan maturity dates range from 2012 to 2017. Each loan may consist of a senior and junior tranche. The loans are cross-collateralized and lenders may require payment in full or foreclose on any aircraft in this facility in the event of a default.

Borrowings under the BOS Facility bear interest based on one-month LIBOR plus an applicable margin of 1.43% for the senior tranche and 2.70% for the junior tranche. The weighted average interest rate on loans associated with aircraft with fixed rate leases was 5.58% for the senior tranche and 7.29% for the junior tranche. The weighted average interest rate on loans associated with aircraft with floating rate leases was 2.13% for the senior tranche and 3.78% for the junior tranche. The weighted average interest rate on all outstanding amounts was 4.91% as of December 31, 2011, excluding the debt discount amortization. As of December 31, 2011, interest accrued on the facility totaled $1.0 million.

The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. In addition, the Company is required to prepay the loan on an aircraft upon termination of the lease on the aircraft or upon sale of the aircraft. Upon a lease termination or expiration, the Company may elect to extend the loan maturity date for up to six months during which only interest is payable. If the aircraft is re-leased during this six month period with the consent of the facility agent, the loan will be extended. If the Company is unable to re-lease the aircraft on terms acceptable to the lenders or sell the aircraft, the loan becomes due and payable at the end of this six month period.

If any lessee fails to make a payment of rent on a financed aircraft, the Company may pay the interest and principal due under the loan from its own funds on four successive occasions or on any six occasions. If a lease event of default continues and the Company is no longer permitted to make such payments, the lenders may instruct the Company to terminate the relevant lease agreement and re-pay the loan subject to the six month remarketing period described above.

Borrowings under the facility are secured by Fly’s equity interest in the subsidiaries which own the financed aircraft, the aircraft and the leases, maintenance reserves and other deposits. If, upon the repayment of any loan, (x) the BOS facility finances eight or fewer aircraft or (y) the number of different lessees to whom the aircraft are leased is three or fewer and the ratio of the total principal amount outstanding under the BOS Facility to the aggregate appraised value of the aircraft is greater than 80%, Fly will be required to pay an amount as is required to reduce this ratio to 80% into a collateral account.

Events of default under the BOS Facility include, among other things:

•	failure to make any payments due under the BOS Facility within five business days,

•	failure to comply with certain other covenants and such noncompliance continues for 15 or 30 days after receipt of written notice,

•	any of the borrower entities becoming the subject of insolvency proceedings,

•	the occurrence of any event of default under the hedging arrangements related to the loans, or

•	any of the borrower entities ceasing to be a direct or indirect subsidiary of FLY.

The borrowers in the BOS Facility are subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by them. The BOS Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and future leasing of the aircraft.

As of December 31, 2011, there was no default under the BOS Facility.

Other Aircraft Secured Debt

In addition to the debt financings described above, the Company has entered into and may periodically enter into secured, non-recourse debt to finance the acquisition of aircraft. These debt financings may finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of the Company’s rights, title and interest in the financed aircraft and leases. To the extent that multiple aircraft are financed within a single facility, the loans in that facility are cross-collateralized and the lenders may require payment in full or foreclose on any aircraft upon an event of default on any loan. The maturity date on each loan matches the corresponding lease expiration date. The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. These loans all contain customary covenants relating to the maintenance, registration and insurance of the financed aircraft, as well as restrictions on our activities, including investments and other activities of the borrowers and restrictions on the granting of liens or other security interests in the aircraft. None of these loans include any financial covenants. These loans also contain certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and re-leasing of the aircraft. The Company was not in default under any of these debt financings at December 31, 2011.

Three loans financing nine aircraft were assumed with the GAAM Portfolio and the five other loans were arranged in connection with the purchase of aircraft in 2010 and 2011 and the release of an aircraft in the GAAM Portfolio in 2011. As of December 31, 2011, interest accrued on the Other Aircraft Secured Debt totaled $0.8 million.

The following table contains a summary of the key terms related to these other aircraft secured debt financings:

	Number of Aircraft Financed	Principal Balance Outstanding as of December 31,		Interest Rates	Maturity Date
		2011	2010
		(in thousands)
GAAM Facility No. 1 (1)	6	$46,126	$—	5.50% - 5.87%	May 2017 – November 2017
GAAM Facility No. 2	2	34,010	—	5.95% - 6.55%	August 2014 – December 2015
GAAM Note Payable 1 (2)	1	20,836	—	2.06%	November 2015
GAAM Note Payable 2	1	18,000	—	6.22%	December 2014
Aircraft Note Payable 1	1	28,343	30,000	6.41%	December 2018
Aircraft Note Payable 2	1	28,715	—	7.20%	February 2019
Aircraft Note Payable 3	1	26,566	—	5.14%	December 2015
Aircraft Note Payable 4	1	19,599	—	5.33%	May 2016

Total		$222,195	$30,000

(1)	As of December 31, 2011, the unamortized discount associated with GAAM Facility No. 1 totaled $4.3 million.
(2)	As of December 31, 2011, the unamortized discount associated with GAAM Note Payable 1 totaled $1.5 million.

Other Secured Borrowing

The Company had an $85.0 million credit facility agreement (the “Credit Facility”) with an international commercial bank. As of December 31, 2011 and December 31, 2010, the Company had an outstanding balance of $34.5 million and $36.3 million, respectively, under the Credit Facility. At December 31, 2011, the Credit Facility was secured by a pledge of the Company’s rights, title and interest in $69.0 million principal amount of Notes held by a wholly-owned subsidiary of the Company. The interest due on the borrowings under the Credit Facility was equal to the interest paid by B&B Air Funding in respect of the Notes pledged. Pursuant to the terms of the loan agreement, a portion of principal repayment amounts received by the subsidiary from B&B Air Funding in respect of the Notes pledged had to be applied to pay down the facility to maintain a 2:1 ratio of collateral to loan balance.

The Credit Facility was amended in August 2011 to provide for monthly extension options up to August 15, 2012 with a payment of an extension fee equal to $0.1 million. The Company made additional principal prepayments of $10.4 million, $7.5 million and $4.2 million under the Credit Facility on January 19, 2012, February 3, 2012 and February 7, 2012, respectively, using a portion of the proceeds it received from the sales of its Notes to third parties. On February 15, 2012, the Company paid off the outstanding principal balance under the Credit Facility of $12.4 million.

The Company was subject to certain interest coverage ratios and other financial covenants as specified in the Credit Facility. As of December 31, 2011, the Company was not in default under the Credit Facility.

7. DERIVATIVES

The Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts. The Company’s derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company’s known or expected cash receipts and its known or expected cash payments principally related to the Company’s borrowings.

The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of December 31, 2011 and 2010, the Company had interest rate swap contracts with notional amounts aggregating $1,187.6 million and $1,108.8 million, respectively. Six of the interest rate swap contracts were assumed in connection with the acquisition of the GAAM Portfolio. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $94.2 million and $82.4 million as of December 31, 2011 and 2010, respectively.

To mitigate its exposure to foreign currency exchange fluctuations, the Company enters into cross currency coupon swap contracts in conjunction with leases in which a portion or all of the lease rentals are denominated in currency other than U.S. dollars (“USD”). Pursuant to such cross currency swaps, the Company receives USD based on a fixed conversion rate through the maturity date of the respective swap contract. Seven of the cross currency swap contracts were assumed in connection with the acquisition of the GAAM Portfolio. As of December 31, 2011 and 2010, the unrealized fair market value gain on the Euro cross currency swap contracts, reflected as a derivative asset, was $4.0 million and $2.2 million, respectively. The unrealized fair market value loss on the Australian dollar (“AUD”) cross currency swap contracts, reflected as derivative liabilities, was $4.3 million as of December 31, 2011.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

Designated Derivatives

Most of the Company’s interest rate and foreign currency derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For the period ended December 31, 2011, the Company recorded a net unrealized loss of $5.0 million, after the applicable net tax benefit of $0.5 million. For the period ended December 31, 2010, the Company recorded a net unrealized loss of $12.9 million, after the applicable net tax benefit of $1.8 million. For the period ended December 31, 2009, the Company recorded a net unrealized gain of $40.0 million, after the applicable net tax provision of $5.7 million. (See Note 15.)

As of December 31, 2011, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Deferred Tax Benefit	Loss Recognized in Accumulated Comprehensive Loss	Gain (Loss) Recognized into Earnings
Interest rate swap contacts	22	10/15/2012 - 04/14/2018	1.98% - 4.93%	$1,103,822	$(94,729)	$6,238	$(88,491)	$12,093	$(72,209)	$(38)
Accrued interest					(1,844)		(1,844)
Terminated contracts	2			—	—	—	—	(227)	1,592	316

Total – designated derivative liabilities	24			$1,103,822	$(96,573)	$6,238	$(90,335)	$11,866	$(70,617)	$278

As of December 31, 2011, the Company had the following designated derivative instruments classified as derivative assets on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Contracted Fixed Conversion Rate to U.S. Dollar	Swap Contract Notional Amount	Fair Market Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Asset	Deferred Tax Liability	Gain Recognized in Accumulated Comprehensive Income	Gain Recognized into Earnings
Cross currency swap contracts	2	4/8/2013	1EURO to $1.4224 - $1.4434	$618	$907	$(12)	$895	$(112)	$456	$—

Total – designated derivative assets	2			$618	$907	$(12)	$895	$(112)	$456	$—

Undesignated Derivatives

Derivatives not designated as cash-flow hedges are also used to manage the Company’s exposure to identified risks, such as foreign currency exchange fluctuations. These derivatives may not meet the strict hedge accounting requirements of the accounting policy for derivative instruments and hedging activities. Changes in the fair value of these derivatives are recorded directly into income.

Interest rate and cross currency swap contracts assumed in connection with the acquisition of the GAAM Portfolio have historically qualified for hedge accounting treatment. However, due to interest and foreign currency exchange rates of the underlying contracts being significantly different from market rates at the acquisition date, some of these contracts no longer qualified and had to be de-designated. The Company also has swap contracts that have been de-designated due to the sale of aircraft, repayment of principal on the associated debt and the discontinuation of the associated cash flows.

As of December 31, 2011, the Company had the following undesignated derivative liabilities (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Contracted Fixed Conversion Rate to U.S. Dollar	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Gain (Loss) Recognized into Earnings
Interest rate swap contacts	2	10/15/2012 - 03/15/2018	2.30% - 3.31%	—	$83,747	$(4,054)	$254	$(3,800)	$(3,800)
Cross currency swap contracts	3	10/23/2012 - 01/23/2014	—	1AUD to $0.7803 - $0.7925	1,169	(4,385)	130	(4,255)	1,084
Accrued interest					—	(96)		(96)	(96)

Total – non-designated derivative liabilities	5				$84,916	$(8,535)	$384	$(8,151)	$(2,812)

As of December 31, 2011, the Company had the following undesignated derivative assets (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Contracted Fixed Conversion Rate to U.S. Dollar	Fair Market Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Gain Recognized into Earnings
Cross currency swap contracts	3	07/24/2012 - 01/15/2016	1EURO to $1.4222 - $1.4769	$3,354	$(226)	$3,128	$2,666

Total – non-designated derivative liabilities	3			$3,354	$(226)	$3,128	$2,666

Terminated Derivatives

In 2010 and 2011, the Company terminated two interest rate swap contracts and received settlement proceeds totaling $2.1 million which are being amortized over the original term of the contracts, as a reduction to interest expense. The amounts from the terminated interest rate swap contracts that will be amortized into interest expense for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)
2012	$331
2013	310
2014	287
2015	262
2016	236
Thereafter	393

Total future amortization of terminated interest rate swap contract	$1,819

During 2008, the Company terminated a cross currency swap contract and received settlement proceeds totaling $2.1 million which is being amortized into operating lease revenue through April 15, 2016, the original contract maturity date. As of December 31, 2011, the remaining amount of $1.1 million has been fully amortized.

8. SHARE-BASED COMPENSATION

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

SARs entitle the holder to receive any increase in value between the grant date price of Fly’s ADSs and their value on the exercise date. RSUs entitle the holder to receive a number of Fly’s ADSs equal to the number of RSUs awarded upon vesting. The granted SARs and RSUs vest in three equal installments and expire on the tenth anniversary of the grant date. The Company settles SARs and RSUs with newly issued ADSs.

The holder of a SAR or RSU is also entitled to dividend equivalent rights (“Dividend Equivalent”) on each SAR and RSU. For each Dividend Equivalent, the holder shall have the non-forfeitable right to receive a cash amount equal to the per share dividend paid by the Company during the period between the grant date and the earlier of the (i) award exercise date, (ii) termination date or (iii) expiration date (“Dividend Amount”). Dividend Equivalents expire at the same time and in the same proportion that the SARs and RSUs are either exercised, cancelled, forfeited or expired. Dividend Amounts are payable to the holder only when the SAR or RSU on which the Dividend Equivalent applies has vested.

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

The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

	Year ended December 31, 2011	Year ended December 31, 2010
Risk-free interest rate	1.67% – 3.47%	2.73% – 3.04%
Volatility	60% – 70%	65% – 70%
Expected life	6 – 9 years	6 – 9 years

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

Grant Activity

A summary of the Company’s SAR activity for the years ended December 31, 2011 and 2010 are presented as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding at January 1, 2010	—	—	—
SARs granted	359,605	$12.42	—
SARs exercised	—	—	—
SARs canceled or forfeited	—	—	—

Outstanding at December 31, 2010	359,605	12.42	9.3
SARs granted	349,235	13.30	—
SARs exercised	—	—	—
SARs canceled or forfeited	—	—	—

Outstanding at December 31, 2011	708,840	12.85	8.8
Exercisable at December 31, 2011	239,738	$12.42	8.3

SARs granted to employees and non-employees during the year ended December 31, 2011 totaled 63,104 and 286,131, respectively. SARs granted to employees and non-employees during the year ended December 31, 2010 totaled 69,363 and 290,242, respectively. As of December 31, 2011 and 2010, SARs granted to employees that have vested totaled 23,121 and for non-employees totaled 96,748 for each period, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the Company’s closing ADS price of $12.52 and $13.66 as of December 31, 2011 and 2010, respectively. As of December 31, 2011, the unvested SARs had no intrinsic value. The SARs had an intrinsic value of $0.3 million as of December 31, 2010. The grant date fair value of the SARs granted in 2011 and 2010 was $ 3.2 million and $2.9 million, respectively.

A summary of the Company’s RSU activity for the years ended December 31, 2011 and 2010 is as follows:

	Number of shares	Weighted average grant date fair value
Outstanding and unvested at January 1, 2010	—	—
RSUs granted	240,394	$12.42
RSUs vested	(80,132)	12.42
RSUs canceled or forfeited	—	—

Outstanding and unvested at December 31, 2010	160,262	$12.42
RSUs granted	250,766	$13.30
RSUs vested	(80,132)	12.42
RSUs canceled or forfeited	—	—

Outstanding and unvested at December 31, 2011	330,896	$13.09

RSUs granted to employees and non-employees during the year ended December 31, 2011 totaled 45,312 and 205,454, respectively. RSUs granted to employees and non-employees during the year ended December 31, 2010 totaled 46,368 and 194,026, respectively. RSUs that vested during the years ended December 31, 2011 and 2010 totaled 15,456 for employees and 64,676 for non-employees for each period, respectively. The weighted average grant date fair value was determined based on the closing market price of the Company’s ADSs on the date of the award. The aggregate intrinsic value of RSUs outstanding using the closing price of $12.52 per ADS as of December 31, 2011 was $4.1 million. The aggregate intrinsic value of RSUs outstanding using the closing price of $13.66 per ADS as of December 31, 2010 was $2.2 million.

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $4.8 million and $3.7 million for the years ended December 31, 2011 and 2010, respectively. Unamortized share-based compensation expense totaled $3.6 million and $2.9 million at December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, unvested RSUs and SARs had a weighted average remaining vesting term of 1.0 years and 1.3 years, respectively.

9. INCOME TAXES

Fly is a tax-resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Australia and the Cayman Islands that are tax residents in those jurisdictions. In calculating net trading income, Fly and its Irish-tax-resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on its aircraft. In general, Irish-resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. In addition, repatriated earnings from the Company’s Cayman subsidiary will be taxed at the 25.0% tax rate. A deferred tax provision at the 25.0% rate was provided in 2010 for the gain associated with the purchase of notes payable and on the gain resulting from the sale of the option to purchase notes payable. Fly’s French-resident subsidiaries pay a corporation tax of 33.33% on their net taxable income. The Australian-resident subsidiaries are subject to a tax rate of 30.0% on their net taxable income.

The Company’s tax provision includes U.S. federal and state taxes on its share of BBAM LP’s taxable income sourced in the U.S. BBAM LP operates in jurisdictions in which it, rather than its partners, is responsible for the taxes levied. These taxes are included in BBAM LP’s results and are reflected in the Company’s equity earnings from BBAM LP. In addition, Fly maybe subject to U.S. branch profit tax on U.S. sourced dividends it receives from its subsidiary, Fly-BBAM.

Fly-BBAM is also subject to Irish tax on dividends paid to it by BBAM LP at either 12.5% or 25.0% depending on the underlying source of income. Subject to limitations under current Irish laws, U.S. taxes paid by the Company or taxes paid by BBAM LP’s subsidiaries may be credited against an Irish tax liability associated with its investment in BBAM LP.

Income tax expense by jurisdiction is shown below:

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
	(Dollars in thousands)
Deferred tax expense:
Ireland	$1,639	$9,138	$24,212
France	6	5	(14)
Australia	731	—	—
United States	186	(74)	—

Deferred tax expense — total	2,562	9,069	24,198

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
	(Dollars in thousands)
Current tax expense:
Ireland	95	149	156
France	25	67	13
United States	1,560	922	—

Current tax expense — total	1,680	1,138	169

Total income tax expense	$4,242	$10,207	$24,367

The Company had no unrecognized tax benefits as of December 31, 2011 and 2010. The principal components of the Company’s net deferred tax asset were as follows:

	December 31, 2011	December 31, 2010
	(Dollars in thousands)
Deferred tax asset:
Net operating loss carry forwards	$151,268	$57,446
Net unrealized losses on derivative instruments	13,298	9,524
Basis difference on acquisition of GAAM Australian assets	16,493	—
Other	—	74
Valuation allowance	(16,493)	—

Total deferred tax asset	164,566	67,044

Deferred tax liability:
Excess of tax depreciation over book depreciation	(127,660)	(41,520)
Book/tax differences identified in connection with GAAM Portfolio acquisition:
Debt	(6,826)	—
Security deposits and maintenance reserve liability	(1,451)	—
Lease premiums, net	(1,028)	—
Net earnings of non-European Union member subsidiaries	(22,110)	(22,478)
Other	(162)	—

Total deferred tax liability	(159,237)	(63,998)

Deferred tax asset, net	$5,329	$3,046

The Company recorded a deferred tax asset in connection with the acquisition of GAAM’s Australian assets. The Company established a valuation allowance against the resulting deferred tax asset as it has determined that it is not more likely than not that sufficient capital gains will be generated to utilize the deferred tax asset.

The Company has determined that no valuation allowance was necessary on its other deferred tax assets as of December 31, 2011. The Company is allowed to carry forward its net operating losses for an indefinite period to be offset against income of the same trade under current tax rules in Ireland.

The table below is a reconciliation of the Irish statutory corporation tax rate of 12.5% on trading income to the Company’s recorded income tax expense (benefit):

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
	(Percentage)
Irish statutory corporate tax rate on trading income	12.5%	12.5%	12.5%
Equity earnings from unconsolidated subsidiary	(0.7%)	—	—
Tax on investment in BBAM LP	20.4%	0.9%	—
Tax impact on repurchased Notes	(3.0%)	2.0%	9.8%
Share-based compensation	11.2%	0.7%	—
Foreign tax rate differentials	(2.8%)	—	—
Non-deductible transaction fees and expenses	40.7%	—	—
Other	1.2%	0.1%	(0.8%)

Income tax expense	79.5%	16.2%	21.5%

The Company is subject to taxation in Ireland, France, Australia and the U.S. The Company is not under examination in any tax jurisdiction at the present time. The tax years from 2007 onwards are open for examination by the tax authorities.

10. OTHER LIABILITIES

The following table describes the principal components of the Company’s other liabilities:

	December 31, 2011	December 31, 2010
	(Dollars in thousands)
Unamortized lease discounts	$1,877	$1,445
Lease incentive obligation	11,358	7,841
Other	4,579	4,191

Total other liabilities	$17,814	$13,477

For the years ended December 31, 2011 and 2010, amortization of lease discounts recorded into rental revenue totaled $0.4 million and $0.9 million, respectively.

11. SHAREHOLDERS’ EQUITY

During the years ended December 31, 2011, 2010 and 2009, the Company declared and paid dividends of $0.80 per share or $21.1 million, $22.5 million and $24.7 million, respectively. On January 16, 2012, the Company declared a dividend of $0.20 per share or approximately $5.1 million including dividend equivalents paid to vested SARs. The dividend was paid on February 17, 2012 to shareholders of record at January 30, 2012.

In 2008, the Company’s Board of Directors approved a share repurchase program which expired in June 2010. Under this program, the Company had repurchased 3,323,502 shares at an average price of $4.68 per share, or $15.6 million.

Pursuant to a Securities Repurchase Agreement, the Company repurchased 2,011,265 of its shares from Babcock & Brown on April 29, 2010 at a price of $8.78 per share or $17.7 million.

On May 3, 2010, the Company’s Board of Directors approved a $30.0 million share repurchase program which expired in May 2011 (“2010 Repurchase Program”). Under this program, the Company repurchased the remaining 1,411,264 shares held by Babcock & Brown. The shares were repurchased at a price of $10.50 per share or $14.8 million pursuant to a Securities Repurchase Agreement. The Company also repurchased an additional 253,185 shares, of which 23,135 shares were repurchased in 2011, at a weighted average price of $11.98 per share under the 2010 Repurchase Program.

On March 8, 2011, the Company repurchased 1,035,438 of its shares from a third party at a price of $11.93 per share or $12.3 million pursuant to a Stock Purchase Agreement.

On May 3, 2011, the Company’s Board of Directors approved a new $30.0 million share repurchase program expiring in May 2012 (“2011 Repurchase Program”). Under the 2011 Repurchase Program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. Under the 2011 Repurchase Program, the Company repurchased 43,533 shares at a weighted average price of $10.87 per share in 2011. As of December 31, 2011, there were 25,685,527 shares outstanding and the remaining balance of the 2011 Repurchase Program was $29.5 million.

On April 29, 2010, the Company adopted the 2010 Plan and reserved 1,500,000 shares for issuance under the 2010 Plan. The Company made an initial grant aggregating 599,999 SARs and RSUs to certain employees of BBAM LP who provide services to Fly pursuant to management and servicing agreements. On March 1, 2011, the Company made an additional grant of 600,001 SARs and RSUs.

Share-based compensation related to SARs and RSUs granted under the 2010 Plan totaled $4.8 million and $3.7 million for the years ended December 31, 2011 and 2010, respectively.

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

12. ACCUMULATED COMPREHENSIVE LOSS

The components of comprehensive income (loss) for the years ended December 31, 2011, 2010 and 2009 are presented below:

	Year ended December 31, 201	Year ended December 31, 2010	Year ended December 31, 2009
	(Dollars in thousands)
Net income	$1,096	$52,667	$89,093
Change in unrealized gain (loss) on fair value of derivative instruments, net of tax benefit	(3,495)	(12,498)	39,749

Total comprehensive income (loss)	$(2,399)	$40,169	$128,842

As of December 31, 2011, 2010 and 2009, the accumulated other comprehensive loss, net of tax benefits, totaled $70.2 million, $66.7 million and $54.2 million, respectively.

13. EARNINGS PER SHARE

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

The following table sets forth the calculation of basic and diluted earnings per share:

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
	(Dollars in thousands, except share and per share data)
Numerator
Net income	$1,096	$52,667	$89,093
Less: Dividend equivalents paid to vested RSUs and SARs	(360)	(120)	—

Net income available to common shareholders	$736	$52,547	$89,093

Denominator
Weighted average shares outstanding-Basic	25,843,348	28,264,227	30,831,637
Dilutive common equivalent shares:
RSUs	143,344	40,165	—
SARs	5,370	3,579	—

Weighted average shares outstanding-Diluted	25,992,062	28,307,971	30,831,637

Earnings per share:
Basic and Diluted	$0.03	$1.86	$2.89

14. COMMITMENTS AND CONTINGENCIES

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

In connection with the acquisition of the GAAM Portfolio, the Company amended its agreement with its Manager and entered into new servicing agreements with affiliates of BBAM LP related to the GAAM portfolio. The current term of the amended management agreement expires on April 29, 2015. The amended management agreement will be automatically extended for additional five-year terms unless terminated by either party on 12 months written notice. The Company will pay a termination fee to the Manager if it elects not to renew the amended management agreement after the end of the first three five-year terms or if the Manager terminates the management agreement for cause. The termination fee is equal to three times the non-renewal base amount after the end of the first five-year term, two times this amount after the end of the second five-year term and one time this amount after the end of the third five-year term. The non-renewal base amount is equal to $6 million, plus 50% of any additional management fees up to a total of $12.0 million.

Pursuant to the Agreements, BBAM is entitled to receive servicing fees. With respect to the Company’s Initial Portfolio, BBAM is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% of the aggregate amount of aircraft rent due and 1% of rent actually collected. With respect to all other aircraft, BBAM is entitled to receive a fee equal to 3.5% of the aggregate amount of rent actually received for such aircraft. For the years ended December 31, 2011, 2010 and 2009, base and rent fees incurred amounted to $8.5 million, $7.2 million and $7.4 million, respectively.

BBAM is entitled to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to adjustments based on the Consumer Price Index. In addition, BBAM is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum. For all other aircraft, BBAM is entitled to an administrative fee of $1,000 per month per aircraft. For the years ended December 31, 2011, 2010 and 2009, $1.2 million, $1.0 million and $1.0 million of administrative fees were paid in each respective period.

For its role as exclusive arranger, BBAM receives a fee equal to 1.5% of the purchase price of aircraft acquired, excluding aircraft in the Initial Portfolio. BBAM also receives 1.5% of the sales proceeds of all disposed aircraft. However, in connection with the acquisition of the 49 aircraft in the GAAM Portfolio, the Company paid its Manager a one-time acquisition fee of $12.5 million. In addition, the Company will pay the Manager a disposition fee equal to 2% of the gross proceeds in respect of the disposition of any of these 49 aircraft made on or prior to October 14, 2013 if the gross proceeds on such disposition exceed the net book value of such aircraft. The disposition fee payable on these 49 acquired aircraft after October 14, 2013 will be 1.5% of the aggregate gross proceeds on disposition. For the year ended December 31, 2011, $1.5 million and $2.1 million of fees were incurred for aircraft acquired and disposed, respectively. For the year ended December 31, 2010, $0.6 million and $1.6 million of fees were incurred for aircraft acquired and disposed, respectively. For the year ended December 31, 2009, the Company did not acquire or dispose of any aircraft.

The Company makes quarterly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to Fly (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. Beginning on October 15, 2011, the Company has agreed to make quarterly payments to the Manager in the amount of $2.5 million, subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year. The amount is subject to adjustment by notice from the Manager and the approval of the independent members of the Company’s board of directors. For the years ended December 31, 2011, 2010 and 2009, the Company incurred $7.2 million, $6.2 million and $6.1 million of Management Expenses, respectively.

In connection with its services, the Manager may incur expenses such as insurance, as well as legal and professional advisory fees on behalf of the Company. The Company had $0.1 million of reimbursable expenses due to the Manager at December 31, 2011 and 2010.

In the year ended December 31, 2010, the Company paid BBAM a fee of $1.0 million in conjunction with a sale of option to purchase an aircraft. Also in conjunction with the Aviation Asset Purchase Transaction, Summit purchased 1,000,000 shares of the Company from Babcock & Brown. Fly has a right of first refusal on any sale of these shares by Summit until April 2015.

The Company’s minimum long-term contractual obligations with BBAM LP as of December 31, 2011, excluding rent fees, consisted of the following:

	2012	2013	2014	2015	2016	Thereafter	Total
	(Dollars in thousands)
Fixed base fee payments (1)	$1,950	$1,950	$1,950	$1,950	$1,950	$3,897	$13,647
Fixed administrative agency fee payments due by B&B Air Funding (1)	812	812	812	812	812	1,626	5,686
Fixed administrative agency fee payments due by B&B Air Acquisition	240	160	—	—	—	—	400
Fixed administrative agency fee payments due by other subsidiaries	624	540	504	451	420	664	3,203
Fixed payments for Management Expenses (1) (2)	10,296	10,296	10,296	27,433	—	—	58,321

Total	$13,922	$13,758	$13,562	$30,646	$3,182	$6,187	$81,257

(1)	Amounts in the table assume CPI rates in effect for 2012 remain constant in future periods.
(2)	The initial term of the Management Agreement is for five years, with automatic five year renewal periods. The agreement provides for an early termination fee, which declines upon each renewal, during the first three five-year terms. The table assumes termination of the agreement after the initial five year term and payment of the applicable termination fee.

16. FAIR VALUE MEASUREMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels established by FASB give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

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

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and secured borrowings. Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. (The fair values of cash, restricted cash and cash equivalents are a Level 1 hierarchy. The fair values of accounts receivable and accounts payable are Level 2 hierarchy.) Where available, the fair value of the Company’s notes payable and debt facilities are based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investments in unconsolidated affiliates and flight equipment held for operating leases. Fly accounts for its investments in unconsolidated affiliates under the equity method and records an impairment when its fair value is less than its carrying value (Level 3). No impairment was recorded by the Company in regards its investments in unconsolidated affiliates during the years ended December 31, 2011 and 2010.

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and uses Level 3 inputs which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. For the year ended December 31, 2011, the Company wrote down two aircraft to its net realizable value and recognized a charge of $7.5 million. The write down was triggered by the potential disposal of the aircraft at its scrap value. For the year ended December 31, 2010, no flight equipment was recorded at fair value.

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	December 31, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$599,805	$491,468	$596,190	$506,761
Aircraft Acquisition Facility	425,931	414,300	561,636	531,860
Nord LB Facility	569,909	569,909	—	—
BOS Facility	479,561	479,561	—	—
Other aircraft secured debt	216,395	216,395	30,000	30,000
Other secured debt	34,509	34,509	30,283	30,283
Derivative asset	4,023	4,023	2,226	2,226
Derivative liabilities	98,487	98,487	82,436	82,436

As of December 31, 2011 and 2010, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
December 31, 2011:
Derivative asset	—	4,023	—	4,023
Derivative liabilities	—	98,487	—	98,487
December 31, 2010:
Derivative asset	—	2,226	—	2,226
Derivative liabilities	—	82,436	—	82,436

17. UNAUDITED QUARTERLY CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited quarterly financial statements for the year ended December 31, 2011 are presented below:

(Dollars in thousands, except per share data)	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Total revenues	$49,669	$55,171	$49,437	$94,512
Net income (loss)	$2,763	$4,098	$3,416	$(9,181)
Earnings (loss) per share — Basic and Diluted	$0.10	$0.16	$0.13	$(0.37)

The unaudited quarterly financial statements for the year ended December 31, 2010 are presented below:

(Dollars in thousands, except per share data)	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Total revenues	$67,708	$63,414	$62,610	$59,933
Net income	$16,667	$13,160	$12,202	$10,638
Earnings per share — Basic and Diluted	$0.55	$0.46	$0.45	$0.39

18. SUBSEQUENT EVENTS

From January 10, 2012 to February 10, 2012, the Company sold to third parties $127.7 million principal amount of Notes held by its subsidiaries at an average price of 81.79% of the principal amount for total proceeds of $87.3 million. The discount of $40.4 million will be amortized into interest expense over the expected term of the Notes.

On January 19, 2012, February 3, 2012 and February 7, 2012, the Company made principal prepayments of $10.4 million, $7.5 million and $4.2 million under the Credit Facility, respectively, using a portion of the proceeds it received from the sale of its Notes to third parties. On February 15, 2012, the Company paid off the remaining outstanding principal balance of $12.4 million.

On January 16, 2012, the Company declared a dividend of $0.20 per share or approximately $5.1 million. The dividend was payable on February 17, 2012 to shareholders of record at January 30, 2012.

On February 6, 2012, the Company completed an extension of the maturity date of the Nord LB Facility from November 2012 to November 2018. (See Note 6.)

On January 27, 2012 and February 17, 2012, the Company purchased two aircraft for a combined purchase price of $26.7 million. To partially finance the acquisitions, the Company entered into loan agreements with an international commercial bank to borrow $24.0 million. The loans are secured by a pledge of the Company’s rights, title and interest in the aircraft.

A lessee of one of the Company’s aircraft filed for bankruptcy protection in the first quarter of 2012. The Company has terminated the lease and repossessed this aircraft. In addition, in the first quarter of 2012, the Company agreed to an early termination of the leases on two of its aircraft to be effective upon redelivery of these aircraft to the Company. The lessee of these two aircraft had previously been placed on non-accrual status.

Report of Independent Registered Public Accounting Firm

The Board of Directors

and Shareholders of Fly Leasing Limited

We have audited the condensed balance sheets of Fly Leasing Limited as of December 31, 2011 and 2010, and the related condensed statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011, and have issued our report thereon dated March 16, 2012 (included elsewhere in the Form 20-F). Our audits also included the financial statement schedule listed in Item 18 of this Form 20-F. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on the schedule based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Francisco, California

March 16, 2012

Schedule I — Condensed financial information of parent

Fly Leasing Limited

Condensed Balance Sheets

AS OF DECEMBER 31, 2011 AND 2010

(Dollar amounts in thousands)

	December 31, 2011	December 31, 2010
Assets
Cash and cash equivalents	$59,821	$154,393
Receivable from subsidiaries	24,802	—
Notes receivable from subsidiaries	51,586	90,219
Investments in subsidiaries	327,215	303,503
Investment in unconsolidated subsidiary	5,135	—
Other assets, net	452	383

Total assets	469,011	548,498

Liabilities
Payable to related parties	5	27
Payable to subsidiaries	—	51,466
Note payable to subsidiary	4,486	—
Deferred tax liability, net	20,700	21,181
Accrued and other liabilities	787	920

Total liabilities	25,978	73,594

Shareholders’ equity	443,033	474,904

Total liabilities and shareholders’ equity	$469,011	$548,498

Schedule I — Condensed financial information of parent

Fly Leasing Limited

Condensed Statements of Income

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Dollar amounts in thousands, except per share data)

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Revenues
Equity in earnings of subsidiaries	$6,613	$62,920	$113,051
Equity in earnings from unconsolidated subsidiary	279	—	—
Intercompany management fee income	9,550	5,100	5,100
Interest and other income	79	61	98

Total revenues	16,521	68,081	118,249

Expense
Selling, general and administrative	15,923	13,246	10,038

Net income from continuing operations before provision for income taxes	598	54,835	108,211
Income tax provision (benefit)	(498)	2,168	19,118

Net income	$1,096	$52,667	$89,093

Weighted average number of shares:
Basic	25,843,348	28,264,227	30,831,637
Diluted	25,992,062	28,307,971	30,831,637
Earnings per share:
Basic and Diluted	$0.03	$1.86	$2.89

Schedule I — Condensed financial information of parent

Fly Leasing Limited

Condensed Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Dollar amounts in thousands)

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Cash Flows from Operating Activities
Net Income	$1,096	$52,667	$89,093
Adjustments to reconcile net income to net cash flow provided by operating activities:
Equity in earnings of subsidiaries	(6,613)	(62,920)	(113,051)
Equity in earnings of unconsolidated subsidiary	(279)	—	—
Income tax benefit	(497)	2,168	19,118
Share-based compensation	4,768	3,720	—
Professional fees paid by Babcock & Brown	—	260	—
Changes in operating assets and liabilities:
Receivable/payable to subsidiaries	13,967	23,103	32,739
Other assets	(69)	44	1,578
Payable to related parties	(22)	(5,751)	5,337
Accrued and other liabilities	(133)	(53)	(363)

Net cash flows provided by operating activities	12,218	13,238	34,451

Cash Flows from Investing Activities
Capital contributions to subsidiaries	(122,703)	(20,212)	(176)
Distributions received from subsidiaries	102,109	123,584	128,788
Capital contributions to unconsolidated subsidiary	(5,863)	—	—
Distributions received from unconsolidated subsidiary	1,007	—	—
Notes receivable from subsidiaries	(47,100)	—	(90,219)

Net cash flows (used in) provided by investing activities	(72,550)	103,372	38,393

Cash Flows from Financing Activities
Dividends	(20,738)	(22,407)	(24,665)
Dividend equivalents	(360)	(120)	—
Shares repurchased	(13,142)	(35,487)	(9,066)

Net cash flows used in financing activities	(34,240)	(58,014)	(33,731)

Net (decrease) increase in cash	(94,572)	58,596	39,113
Cash at beginning of period	154,393	95,797	56,684

Cash at end of period	$59,821	$154,393	$95,797

Supplemental Disclosure of Non Cash Activities:
Taxes paid	$—	$—	$—

ITEM 19.	EXHIBITS

We have filed the following documents as exhibits to this Annual Report.

Exhibit Number	Description of Exhibit

1.1	Memorandum of Association*

1.2	Amended and Restated Bye-Laws of Fly Leasing Ltd.***

2.1	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited.*

4.1	Amended and Restated Management Agreement, dated as of April 29, 2010, between Babcock & Brown Air Limited and Babcock and Brown Air Management Co. Limited****

4.2	Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.*

4.3	Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited.*

4.4	Registration Rights Agreement, dated as of October 2, 2007, among private investors and Babcock & Brown Air Limited.*

4.5	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited.*

4.6	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited.*

4.7	Cash Management Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Funding I Limited.*

4.8	Form of Director Service Agreement between Babcock & Brown Air Limited and each director thereof.*

4.9	Aircraft Acquisition Facility, dated as of November 7, 2007, among Babcock & Brown Air Acquisition I Limited, the Lenders from time to time party thereto and Credit Suisse, New York Branch.**

4.10	Servicing and Administrative Services Agreement, dated as of November 7, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Acquisition I Limited and each Aircraft Subsidiary that becomes a party thereto.**

4.11	Amendment No. 1 to Servicing Agreement, dated as of April 29, 2010, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.****

4.12	First Amendment to Servicing Agreement, dated as of April 29, 2010, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited and Babcock & Brown Air Acquisition I Limited.****

4.13	Third Amendment to the Warehouse Loan Agreement, dated as of April 29, 2010, among Babcock & Brown Air Acquisition I Limited, the Designated Lenders party thereto and Credit Suisse, New York Branch.****

4.14	Fly Leasing Limited Omnibus Incentive Plan.****

4.15	Form of Stock Appreciation Right Award Agreement.****

4.16	Form of Restricted Stock Unit Award Agreement.****

4.17	Purchase Agreement dated as of July 29, 2011, among Fly Leasing Limited, the Sellers identified therein, Global Aviation Asset Management Pty. Ltd. as trustee of The Global Aviation Asset Management Unit Trust and Kafig Pty. Ltd.

4.18	Amendment and Restatement Agreement dated as of August 1, 2011, among Baker & Spice Aviation Limited, Commercial Aviation Solutions Australia Pty. Ltd. as trustee for The Aviation Solutions Unit Trust, Coronet Aviation Australia Pty. Ltd. as trustee for The Barcom Aviation Unit Trust, the financial institutions referred to therein and Bank of Scotland plc (with the Amended and Restated Umbrella Loan Agreement dated August 1, 2011)

4.19	Loan Agreement dated as of November 14, 2007, among Global Aviation Holdings Fund Limited, GAHF (Ireland) Limited, Caledonian Aviation Holdings Limited and Norddeutsche Landesbank Girozentrale.

4.20	Form of Loan Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof.

4.21	Amendment No. 1 to Amended and Restated Management Agreement dated as of October 14, 2011, between Fly Leasing Limited and Fly Leasing Management Co. Limited

Exhibit Number	Description of Exhibit

4.22	Form of Servicing Agreement among BBAM LLC, BBAM Aviation Services Limited and each company thereof.

8.1	List of the Company’s subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Ernst & Young LLP.

101	The following materials from the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2011 and 2010, (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009, (iii) Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2009, 2010 and 2011, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, and (v) Notes to Consolidated Financial Statements for the year ended December 31, 2011.

*	Previously filed with the Registration Statement on Form F-1, File No. 333-145994.
**	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2007.
***	Previously filed as an exhibit on Form 6-K dated June 30, 2010.
****	Previously filed as an exhibit on Form 6-K dated May 7, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fly Leasing Limited

By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

Dated: March 16, 2012