Form 20-F
period 2012-12-31
Fly Leasing Ltd
filed 2013-03-15
CIK 1407298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

28,040,305 Common Shares, par value of $0.001 per share.

100 Manager Shares, par value of $0.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark, if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐        Accelerated filer  ☒        Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

PRELIMINARY NOTE

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

Unless the context requires otherwise, when used in this Annual Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) the term “Fly-BBAM” refers to our subsidiary, Fly-BBAM Holdings, Ltd.; (5) the term “Fly Peridot” refers to our subsidiary, Fly Peridot Holdings Limited; (6) the term “Fly Acquisition II” refers to our subsidiary, Fly Acquisition II Limited; (7) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (8) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (9) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP collectively; (10) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (11) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP; (12) the term “GAAM” refers to Global Aviation Asset Management; (13) the term “Initial Portfolio” refers to our initial portfolio of 47 commercial jet aircraft acquired by our subsidiary, B&B Air Funding; and (14) the term “GAAM Portfolio” refers to the portfolio of 49 aircraft and other assets acquired from GAAM.

Unless indicated otherwise, all percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of December 31, 2012.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Although we were organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. We are principally engaged in purchasing commercial aircraft which we lease under multi-year contracts to a diverse group of airlines throughout the world. On October 2, 2007, we completed our initial public offering (“IPO”), with the issuance of 18,695,650 common shares and completed a private placement of 14,907,800 common shares, each in the form of ADSs.

On October 14, 2011, we completed the acquisition of the GAAM portfolio of 49 aircraft and other assets valued at approximately $1.4 billion. The purchase was funded with approximately $141.7 million of unrestricted cash and the assumption of approximately $1.2 billion of secured, non-recourse debt.

As of December 31, 2012, we owned 109 aircraft. We sold three aircraft in the first quarter of 2013 and now own 106 aircraft.

On April 29, 2010, the management team of BBAM LP, through Summit Aviation Partners LLC (“Summit”) purchased substantially all of the aviation assets of Babcock & Brown and its affiliates, including Babcock & Brown’s ownership interests in our Manager and certain other companies that manage and service Fly and its aircraft portfolio. BBAM LP was a newly formed, privately-held aircraft leasing and management business that provides management and administrative services to Fly, including servicing of its aircraft portfolio. In connection with Summit’s purchase of these assets, we purchased a 15% interest in BBAM LP for $8.75 million. Summit owned the remaining 85% interest in BBAM LP.

On December 28, 2012, we sold our 15% interest in BBAM LP for $49.5 million to Onex Corporation and its affiliate (collectively, “Onex”) and Summit sold 35% of its interest in BBAM LP to Onex. Concurrent with the transaction, Onex and Summit purchased 2,191,060 newly issued common shares of Fly for an aggregate of $25.0 million or $11.41 per share.

Our web address is: www.flyleasing.com.

Selected Financial Data

The following selected financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes thereto included at Item 18 “Financial Statements” in this Annual Report. The selected financial data presented below are our operating results for the years ended December 31, 2012, 2011, 2010, 2009 and 2008.

	(Dollars in thousands, except share data)
	Fly Leasing Limited
	For the years ended December 31,
	2012	2011	2010	2009	2008
Statement of income data:
Operating lease revenue	$376,437	$230,716	$219,655	$213,964	$218,940
Gain on sale of aircraft	8,360	9,137	13,449	—	11,437
Gain on sale of investment in unconsolidated subsidiary	36,882	—	—	—	—
Gain on purchases of notes payable and sale of option to purchase notes payable	—	—	12,501	82,666	—
Total revenues	432,696	248,789	253,665	307,535	236,138
Total expenses	381,165	243,451	190,791	194,075	181,146
Net income	47,669	1,096	52,667	89,093	48,125
Earnings per share:
Basic	$1.81	$0.03	$1.86	$2.89	$1.44
Diluted	$1.80	$0.03	$1.86	$2.89	$1.44
Dividends declared and paid per share	$0.84	$0.80	$0.80	$0.80	$2.00

Basic and diluted earnings per share are calculated: (1) for 2012, 2011, and 2010 by dividing net income, less the dividend equivalent amounts paid, by the weighted average number of basic and diluted shares outstanding for the year and (2) for 2009 and 2008, by dividing net income by the weighted average number of shares outstanding for the year. Prior to April 29, 2010, the Company did not have a share-based compensation program.

	(Dollars in thousands, except share data)
	Fly Leasing Limited As of December 31,
	2012	2011	2010	2009	2008
Balance sheet data:
Total assets	$2,968,672	$3,198,498	$1,978,224	$2,024,132	$2,086,174
Total liabilities	2,436,670	2,755,465	1,503,320	1,539,608	1,696,761
Total shareholders’ equity	532,002	443,033	474,904	484,524	389,413
Number of shares	28,040,305	25,685,527	26,707,501	30,279,948	32,488,911

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

Conflicts of interest will arise between us and BBAM LP with respect to our operations and business opportunities. BBAM LP acquires, manages and remarkets aircraft for lease or sale for us and for other entities, including entities in which Summit and Onex may have an economic interest. We may compete directly with such other managed entities for investment opportunities. For example, BBAM performs aircraft acquisition, disposition and management services pursuant to a joint marketing agreement with Nomura Babcock & Brown Co., Ltd, referred to as NBB. BBAM has arranged a significant number of aircraft acquisitions and dispositions pursuant to the NBB arrangement. We expect that BBAM will continue to arrange acquisition and disposition opportunities with NBB and that we may compete with NBB for such opportunities. A conflict of interest will arise if BBAM identifies an aircraft acquisition opportunity that would meet our investment objectives as well as those of NBB or any other entity managed by BBAM. BBAM and Onex also may participate in other ventures that acquire and lease commercial jet aircraft. We do not have any exclusive right to participate in aircraft acquisition opportunities originated or identified by BBAM. Under our agreements with BBAM LP, our Manager has agreed to act in the best interests of our shareholders. However, neither BBAM nor any other BBAM LP affiliate will be restricted from pursuing, or offering to a third party, including NBB, Onex or any other party managed by, or otherwise affiliated or associated with BBAM LP, any investment or disposal opportunity or will be required to establish any investment protocol in relation to prioritization of any investment or disposal opportunity. We may purchase in the future aircraft from entities in which Summit or Onex has an ownership interest. Although such purchases will require approval by our independent directors, the pricing and other terms of these transactions may be less advantageous to us than if they had been the result of transactions among unaffiliated third parties.

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

In connection with the sale of our 15% interest in BBAM, we have amended our management agreement (the “Management Agreement”) with Fly Leasing Management Co. Limited to extend the term of the Management Agreement to December 28, 2022, with an automatic five year renewal period, unless we make a payment to the Manager equal to $8 million, subject to potential future adjustment.

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

We may occasionally enter into strategic ventures or investments with third parties. For example, we had a 15% investment in BBAM LP and still have a 57% investment in an entity which currently owns four Boeing 767-300 aircraft. We may have limited management rights in these strategic ventures and may not control decisions regarding the remarketing or sale of aircraft assets owned by these strategic ventures. In addition, if we are unable to resolve a dispute with a strategic partner that retains material managerial veto rights, we might reach an impasse that could require us to liquidate our investment at a time and in a manner that could result in our losing some or all of our original investment in the venture, which could have an adverse effect on our financial results and growth prospects. These strategic ventures and investments are also new forms of investments for us and may subject us to new and unforeseen risks, including adverse tax consequences and additional reporting and compliance requirements.

We may not be able to pay or maintain dividends on our shares.

Although we have paid a dividend each quarter since our IPO, there are a number of factors that could affect our ability to pay future dividends including, but not limited to, the following:

•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	restrictions imposed by our financing arrangements and any indebtedness incurred in the future to refinance our existing debt or to expand our aircraft portfolio;

•	our inability to make acquisitions of additional aircraft, other aviation assets or investments that are accretive to cash flow;

•	use of funds to make and finance acquisitions of aircraft, other aviation assets and investments we may make;

•	reduced levels of demand for, or value of, our aircraft;

•	increased supply of aircraft;

•	obsolescence of aircraft in our portfolio;

•	lower lease rates on new aircraft and re-leased aircraft;

•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;

•	impaired financial condition and liquidity of our lessees;

•	deterioration of economic conditions in the commercial aviation industry generally;

•	poor performance by our Manager and BBAM LP and other service providers and our limited rights to terminate them;

•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;

•	a decision by our board of directors to cease distributing a portion of our cash flow available for distribution;

•	changes in Irish tax law, the tax treaty between the United States and Ireland (the “Irish Treaty”) or our ability to claim the benefits of such treaty;

•	cash reserves which may be established by our board of directors; and

•	restrictions under Bermuda law on the amount of dividends that we may pay.

The recent debt crisis in Europe and downgrade of the U.S. government’s sovereign credit rating by Standard & Poor’s Ratings Services could adversely affect our business and results of operations.

The recent crisis in Europe has created uncertainty with respect to the ability of certain European Union (“EU”) countries to continue to service their sovereign debt obligations. The continued uncertainty over the outcome of the EU governments’ financial support programs and the possibility that other EU member states may experience similar financial troubles have created substantial volatility and adversely impacted financial markets. Several European banks which have been active in financing aircraft have announced their intention to scale back their aircraft related lending activities, and this may impact our ability to source debt financing for our aircraft. In addition, in early August 2011, many of the nationally recognized credit rating agencies either downgraded the U.S. long term debt rating or provided a negative rating outlook. Risks related to the recent debt crisis in Europe and downgrade of the U.S. government’s sovereign credit rating have had, and are likely to continue to have, a negative impact on global economic activity and the financial markets. As these conditions persist, the ability of our lessees to meet their financial and other obligations under our operating leases could be adversely affected, which in turn could have an adverse effect on our business and results of operations.

Risks Related to Our Indebtedness

We have substantial indebtedness that imposes constraints on our operations and could adversely affect our ability to pay dividends on our common shares.

The terms of our debt facilities subject us to certain risks and operational restrictions, including:

•

all the aircraft and related leases in our portfolio secure debt obligations, the terms of which restrict our ability to sell aircraft and require us to use proceeds from sales of aircraft, in part, to repay outstanding debt;

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

For example, commencing August 2012, B&B Air Funding was required to apply all of its available cash flow, after payment of certain expenses (including interest), to repay the principal on the Notes. The cash flow from the aircraft in the B&B Air Funding portfolio is not available to us. Although we are not required to refinance the Notes, we may seek to do so prior to their maturity. Depending on market conditions, however, it may not be possible to refinance the Notes on terms we find acceptable or more advantageous than the current terms of the Notes.

In connection with the acquisition of the GAAM Portfolio, we assumed a debt facility provided by Norddeutsche Landesbank Gironzentrale (“Nord LB Facility”). Beginning in November 2012, substantially all cash flow associated with these aircraft, after payment of certain expenses, have been applied to payment of interest and principal and thus are not available for distribution to us.

We have additional indebtedness associated with other aircraft in our portfolio. Certain of these loans match the scheduled lease expiration dates. If we are unable to refinance our indebtedness and are required to apply all available cash flow from our portfolio to repay principal thereon or to make balloon payments at loan maturity, then our ability to continue paying dividends to our shareholders will be adversely affected.

In 2012, our subsidiaries entered into a $395.0 million Term Loan. Although the Term Loan is secured by the aircraft financed thereby, we have fully guaranteed the obligations under the Term Loan, and the Term Loan is fully recourse to us. If cash flows from the aircraft secured by the Term Loan are insufficient to fund debt service, we will be required to pay all amounts due thereunder. The restrictions described above may impair our ability to operate and to compete effectively with our competitors. Similar restrictions may be contained in the terms of future financings that we may enter into to finance our growth.

We are a holding company and currently rely on our subsidiaries to provide us with funds necessary to meet our financial obligations and pay dividends.

We are a holding company and our principal assets are the equity interests we hold in our subsidiaries, which own either directly or indirectly through their subsidiaries, the aircraft in our portfolio. As a result, we depend on dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our shares. Our existing subsidiaries are legally distinct from us and may be significantly restricted from paying dividends or otherwise making funds available to us pursuant to the agreements governing their financing arrangements. If we are unable to comply with the financial and other covenants contained in these agreements, then the amounts outstanding under these debt facilities may become immediately due and payable, cash generated by aircraft financed through these facilities may be unavailable to us and/or we may be unable to draw additional amounts under these facilities. The events that could cause some of our subsidiaries to be noncompliant under their loan agreements, such as a lessee default, may be beyond our control, but they nevertheless could have a substantial adverse impact on the amount of our cash flow available to fund working capital, make capital expenditures and satisfy other cash needs. For a description of the operating and financial restrictions in our debt facilities, see the section titled “Operating and Financial Review and Prospects—Financing.”

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

On December 1, 2010, Airbus announced the launch of the New Engine Option (“NEO”) program, which involves the offering of two new engine types—one from Pratt & Whitney, a division of United Technologies Corporation, and the other from CFM International, Inc.—on certain Airbus A319/A320/A321 aircraft delivering in 2016 and thereafter. Airbus proposes to charge a price premium for A319/A320/A321 aircraft equipped with these new engines. Boeing announced its re-engined aircraft on August 30, 2011. The new 737 family of aircraft will be powered by CFM International LEAP-1B engines optimized for this aircraft. The first deliveries are expected in 2017. The development of these new engine options could decrease the desirability of the current aircraft models that are not equipped with these new engines and thereby increase the supply of these types of aircraft. This increase in supply could, in turn, reduce both lease rates and future residual values for aircraft that are not equipped with the new engines.

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

As of December 31, 2012, the weighted average age of the aircraft in our portfolio was 9.4 years. In general, the cost of re-leasing an aircraft, including maintenance and modification expenditures, increases with the age of the aircraft. The costs of converting an aging passenger aircraft to a cargo aircraft are also substantial. The incurrence of these greater expenditures as our fleet ages could adversely affect our financial results and our ability to pay dividends.

The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these particular types of aircraft occur.

As of December 31, 2012, our portfolio contains a mix of aircraft types including Airbus A319 aircraft, A320 aircraft, A330 aircraft, A340 aircraft, Boeing 717 aircraft, Boeing 737 aircraft, Boeing 747 aircraft, Boeing 757 aircraft and Boeing 767 aircraft. 89% of our aircraft are single-aisle, narrow-body aircraft, as measured by net book value. The Boeing 717 and Boeing 757 are no longer in production and Airbus has recently announced that it will cease production of the A340. Out of production aircraft may have a shorter useful life or lower residual values due to obsolescence. In addition, if any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may reduce our revenues and net income to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio.

We operate in a highly competitive market for investment opportunities in aircraft and other aviation assets.

The leasing and remarketing of commercial jet aircraft is highly competitive. We compete with other aircraft leasing companies, including GE Commercial Aviation Services Limited (GECAS), ILFC, AerCap B.V., Aircastle Advisor LLC, Air Lease Corp., Aviation Capital Group, Avolon, AWAS, Boeing Capital Corporation, CIT Aerospace, Macquarie Bank Limited, SMBC Aviation Capital, Bank of China Aviation and Jackson Square Aviation among others. We also may encounter competition from other entities that selectively compete with us, including:

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

In addition, aircraft in our portfolio and any other aircraft and other aviation assets that we acquire in the future are subject to periodic review for impairment for accounting purposes. We recognized an impairment charge of $11.4 million during the year ended December 31, 2012 on two Boeing 737-500 aircraft manufactured in 1992 and an Airbus A320-200 aircraft manufactured in 2002. In the future, if expected cash flows related to any of our aircraft are adversely affected by factors including credit deterioration of a lessee, declines in rental rates, shortened economic life, residual value risk and other market conditions, then we may be required to recognize additional depreciation or material impairment charges that would reduce our net earnings or increase our net losses. Under U.S. GAAP, once an impairment results in a reduction to the carrying value of an asset, the carrying value of such asset cannot thereafter be increased.

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

In 2012, we repossessed seven of our aircraft following lessee defaults. We repossessed four additional aircraft in the first quarter of 2013 and may repossess additional aircraft in the future. Repossession, re-registration and flight and export permissions after a lessee default typically result in greater costs than those incurred when an aircraft is redelivered at the end of a lease. These costs include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of an aircraft which could be significant, particularly if the lessee is contesting the proceedings or is in bankruptcy. Delays resulting from repossession proceedings also would increase the period of time during which an aircraft or other aviation asset does not generate lease revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in a condition suitable for re-lease or sale. We may also incur storage costs associated with any aircraft that we repossess and are unable to immediately place with another lessee. It may also be necessary to pay off liens, taxes and governmental charges on the aircraft to obtain clear possession and to remarket the asset effectively, including liens that a defaulting lessee may have incurred in connection with the operation of its other aircraft.

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

If we repossess an aircraft or other aviation asset, we will not necessarily be able to export or deregister and profitably redeploy the asset. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which an aircraft is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist deregistration. Significant costs may also be incurred in retrieving or recreating aircraft records required for registration of the aircraft and obtaining a certificate of airworthiness for the aircraft or engine. If we incur significant costs in repossessing our aircraft or are unable to gain possession of our aircraft as a result of lessee defaults, our financial condition and results of operations may be materially adversely affected.

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

As of December 31, 2012, six of our leases provide the lessees with early termination options. We also could enter into leases in the future that provide lessees with early termination options. If any lease is terminated early at a time when we could not re-lease the aircraft at rates at least as favorable to us as the terminated lease, our results of operations and ability to pay dividends could be adversely affected.

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

European concentration. Revenues from 28 lessees based in Europe accounted for 45% of our total revenues in 2012. Of the 28 lessees, 6 are based in Eastern Europe. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the development of low-cost carriers. In addition, European carriers may be impacted by the recent lack of economic growth in Europe and the on-going debt crisis. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase aircraft operating costs.

Asian and South Pacific concentration. Revenues from 14 lessees based in Asia (including India and Australia) accounted for 30% of our total revenues in 2012, and lease rental revenues from three lessees based in India accounted for 10% of total revenues. There are significant obstacles to the Indian airline industry’s development, including poor aviation infrastructure, continuing losses from operations due to overcapacity and other factors, continuing government control and regulation over the industry. If this control and regulation persists or expands, the Indian airline industry likely would experience a significant decrease in growth or restrictions on future growth.

North American concentration. Revenues from five lessees based in North America accounted for 12% of our total revenues in 2012. During the past 15 years a number of North American passenger airlines filed Chapter 11 bankruptcy proceedings and several major U.S. airlines ceased operations altogether. High labor costs, high fuel costs, the strength of labor unions in collective bargaining negotiations and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines.

Mexico, South and Central American concentration. Revenues from four lessees based in Mexico, South and Central America accounted for 8% of our total revenues in 2012. While lessees throughout the world are affected by exchange rate fluctuations as a result of the mismatch of U.S. dollar exposure between their operating expenses and revenues, airlines in Mexico, South and Central America are particularly sensitive to this risk because of the history of currency devaluations in this region. Any strengthening of the U.S. dollar against the local currency could negatively impact the profitability of these airlines and their ability to meet their lease obligations to us. These risks are exacerbated by the potential for Mexican, South and Central American currencies to be devalued by governments as they have been periodically during the last four decades.

Middle East and Africa concentration. Revenues from four lessees based in the Middle East and Africa accounted for 5% of our total revenues in 2012. Although we currently have limited exposure to airlines based in the Middle East, continued and spreading civil unrest in the Middle East and other regions of the world may negatively impact airlines and airline travel.

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

Fuel costs represent a major expense to airlines, and fuel prices fluctuate widely depending primarily on international market conditions, geopolitical and environmental events, regulatory changes including those related to greenhouse gas emissions and currency exchange rates. Fuel prices continue to have a significant impact on airline profitability. Due to the competitive nature of the airline industry, airlines may not be able to pass on increases in fuel prices to their customers by increasing fares. If they pass on the higher costs, it may adversely affect demand for air travel, which would reduce revenues to our customers. In addition, airlines may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. Although fuel prices have been relatively stable, they have stabilized at prices significantly higher than historical averages. If fuel prices increase further, our lessees may incur higher costs or experience reduced revenues. Consequently, these conditions may:

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

European countries generally have relatively strict environmental regulations that can restrict operational flexibility and decrease aircraft productivity. The European Parliament has confirmed that aviation is to be included in the European Union’s Emissions Trading Scheme, although the start date has been deferred for one year to 2014. This inclusion could possibly distort the European air transport market leading to higher ticket prices and ultimately a reduction in the number of airline passengers. As an answer to these concerns, European airlines have established the Committee for Environmentally Friendly Aviation to promote the positive environmental performance of airlines.

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

Epidemic diseases may hinder airline travel.

In the past, air travel has been adversely affected by the outbreak of epidemic diseases such as severe acute respiratory syndrome (“SARS”), avian influenza or the bird flu, and H1N1 virus or the swine flu. Outbreaks of pandemic diseases, or the fear of such events, could provoke responses, including government-imposed travel restrictions, which could negatively affect passenger demand for air travel and the financial condition of the aviation industry.

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

In August 2010, the Financial Accounting Standards Board (“FASB”) issued an Exposure Draft that proposes substantial changes to existing lease accounting, which will affect all lease arrangements. In July 2011, the FASB and the International Accounting Standards Board (“IASB”) unanimously agreed to re-expose their revised proposals for a leases standard. The FASB’s proposal requires that all leases be recorded on the statement of financial position of both the lessee and lessor. We are unable to predict the effect the proposed change in lease accounting will have on the airline industry’s leasing arrangements.

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

We expect that we will be treated as a passive foreign investment company, or a “PFIC”, for U.S. federal income tax purposes for the current taxable year and future taxable years and that U.S. Holders of shares will be subject to the PFIC rules. However, no assurance can be given that we will or will not be considered a PFIC in the current or future years. The determination whether or not we are a PFIC is a factual determination that is made annually based on the types of income we earn and the value of our assets, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we are or are not a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. A U.S. Holder of shares of a PFIC is subject to special rules and a variety of potentially adverse tax consequences under the U.S. federal income tax laws. Assuming we are a PFIC, U.S. Holders of our shares will be subject to different taxation rules with respect to an investment in our shares depending on whether they elect to treat us as a qualified electing fund, or a QEF, with respect to their investment in our shares. If a U.S. Holder makes a QEF election in the first taxable year in which the U.S. Holder owns our shares (and if we comply with certain reporting requirements, which we have done and intend to), then such U.S. Holder will be required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gains as long-term capital gain, subject to a separate voluntary election to defer payment of taxes, which deferral is subject to an interest charge. Such inclusion is required even if the amount exceeds cash distributions, if any. (See ITEM 10. ADDITIONAL INFORMATION — Taxation — U.S. Federal Income Tax Considerations)

We may face increased tax costs.

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

We are subject to Irish corporation tax on our net trading income at the rate of 12.5%. Under Irish tax law, non-trading income is taxed at the rate of 25% and capital gains are taxed at the rate of 33%. We believe that we carry on sufficient activity in Ireland, directly through our board of directors and indirectly through the services of our Manager, BBAM LP and our Servicer, so as to be treated as carrying on a trade in Ireland for the purposes of Irish tax law. If we or any of our Irish tax-resident subsidiaries were considered not to be carrying on a trade in Ireland, we or they may be subject to additional Irish tax liabilities. The application of a higher tax rate (25% instead of 12.5%) on taxable income could decrease cash available for distribution to our shareholders. In addition, we cannot assure you that the 12.5% tax rate applicable to trading income, the 33% tax rate applicable to capital gains or the 25% tax rate applicable to non-trading income will not be changed in the future.

ITEM 4.	INFORMATION ON THE COMPANY

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft which we lease under multi-year contracts to a diverse group of airlines throughout the world.

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

On October 2, 2007, we completed our initial public offering with the issuance of 18,695,650 common shares and completed a private placement of 14,907,800 common shares, each in the form of ADSs. These shares have all been registered.

On October 14, 2011, we completed the acquisition of the GAAM portfolio of 49 aircraft and other assets valued at approximately $1.4 billion. The purchase was funded with approximately $141.7 million of our unrestricted cash and our assumption of approximately $1.2 billion of secured, non-recourse debt.

As of December 31, 2012, our portfolio consisted of 109 aircraft. Since December 31, 2012, we have sold three additional aircraft.

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

On April 29, 2010, we purchased through our wholly-owned subsidiary, Fly-BBAM, a 15% interest in BBAM LP for $8.75 million. BBAM LP provides management and administrative services to Fly, including servicing of its aircraft portfolio. Summit owned the remaining 85% interest in BBAM LP. Also as part of the transaction, Summit acquired 1,000,000 Fly shares from Babcock & Brown.

On December 28, 2012, we sold our 15% interest in BBAM LP to Onex for $49.5 million. Summit also sold a 35% interest in BBAM LP to Onex resulting in Onex owning 50% of BBAM LP and Summit owning the remaining 50%. Concurrent with the transaction, Summit and Onex invested $5.0 million and $20.0 million, respectively, for a total of $25.0 million in 2,191,060 newly issued common shares of Fly. The new shares were sold at a per share price of $11.41, which represents a 5% discount to the volume-weighted average price of Fly’s common shares in the five-day period ended November 29, 2012. The shares are subject to lock-up provisions, and we have agreed to register these shares with the Securities and Exchange Commission pursuant to a registration rights agreement.

Our Aircraft Portfolio

As of December 31, 2012, our aircraft portfolio consisted of 109 commercial jet aircraft with 103 narrow-body passenger aircraft (including two freighters) and six wide-body passenger aircraft.

As of December 31, 2012, we had 59 Boeing aircraft and 50 Airbus aircraft in our fleet. The aircraft in our portfolio were manufactured between 1990 and 2011 and have a weighted average age of 9.4 years as of December 31, 2012. We estimate that the useful life of our aircraft is generally 25 years from the date of manufacture. In the case of a freighter, the remaining useful life is determined based on the date of conversion and in such case, the total useful life may extend beyond 25 years from the date of manufacture.

The following table presents the aircraft in our portfolio as of December 31, 2012:

Lessee Name		Aircraft Type	Airframe Type	Date of Manufacture
1.	Aeromexico	B737-700	Narrowbody	2006
2.	Aeromexico	B737-700	Narrowbody	2005
3.	Aeromexico	B737-700	Narrowbody	2005
4.	Aeromexico	B737-800	Narrowbody	2000
5.	Air Berlin	A330-200	Widebody	2001
6.	Air China	B737-800	Narrowbody	2007
7.	Air China	B737-800	Narrowbody	2002
8.	Air France	A319-100	Narrowbody	2000
9.	Air France	A340-300	Widebody	1993
10.	British Airways	A320-200	Narrowbody	2002
11.	British Airways	A320-200	Narrowbody	2002
12.	British Airways	A320-200	Narrowbody	2002
13.	British Airways	A320-200	Narrowbody	2002
14.	Chang’An Airlines	B737-800	Narrowbody	2006
15.	China Eastern	A319-100	Narrowbody	2000
16.	China Eastern	A319-100	Narrowbody	2000
17.	China Eastern	A319-100	Narrowbody	2000
18.	Donbassaero (1)	A320-200	Narrowbody	1997
19.	Donbassaero (1)	A320-200	Narrowbody	1997
20.	easyJet	A319-100	Narrowbody	2007
21.	Enter Air	B737-800	Narrowbody	1999
22.	Ethiopian Airlines	B757-200	Narrowbody	1998
23.	Ethiopian Airlines	B757-200	Narrowbody	1997
24.	Finnair	A320-200	Narrowbody	2003
25.	flydubai	B737-800	Narrowbody	2011
26.	flydubai	B737-800	Narrowbody	2010
27.	Frontier	A319-100	Narrowbody	2001
28.	GOL	B737-700	Narrowbody	1998
29.	GOL	B737-700	Narrowbody	1998
30.	Hainan Airlines	A319-100	Narrowbody	2006
31.	Hainan Airlines	B737-800	Narrowbody	2007
32.	Hainan Airlines	B737-800	Narrowbody	2007
33.	Hainan Airlines	B737-800	Narrowbody	2007
34.	Iberia	A319-100	Narrowbody	2000
35.	Icelandair	B757-200	Narrowbody	2000
36.	Icelandair	B757-200	Narrowbody	2000
37.	Icelandair	B757-200SF (2)	Narrowbody	1990
38.	Jeju Airlines	B737-800	Narrowbody	1999
39.	Jet Lite	B737-700	Narrowbody	2002
40.	Jet2.com	B737-800	Narrowbody	1999
41.	Jetstar Pacific Airlines	A320-200	Narrowbody	2006
42.	Kenya Airways	B737-800	Narrowbody	2006

Lessee Name		Aircraft Type	Airframe Type	Date of Manufacture

43.	Kingfisher Airlines (1)	A319-100	Narrowbody	2005
44.	Korean Airlines	B737-800	Narrowbody	2000
45.	New Livingston	A320-200	Narrowbody	2003
46.	Norwegian Air	B737-800	Narrowbody	2001
47.	Primera Air	B737-700	Narrowbody	2001
48.	Qantas	A320-200	Narrowbody	2005
49.	Qantas	A320-200	Narrowbody	2005
50.	Qantas	B717-200	Narrowbody	2001
51.	Qantas	B717-200	Narrowbody	2001
52.	Qantas	B717-200	Narrowbody	2001
53.	Qantas	B717-200	Narrowbody	2001
54.	Qantas	B717-200	Narrowbody	2001
55.	Qantas	B717-200	Narrowbody	2001
56.	Qantas	B737-800	Narrowbody	2005
57.	Ryanair	B737-800	Narrowbody	2006
58.	Ryanair	B737-800	Narrowbody	2006
59.	SAA	A319-100	Narrowbody	2004
60.	Shanghai	B737-700	Narrowbody	1999
61.	Sky Airlines (1)	B737-800	Narrowbody	2007
62.	SmartLynx Airlines	A320-200	Narrowbody	1995
63.	SpiceJet	B737-800	Narrowbody	2006
64.	SpiceJet	B737-900ER	Narrowbody	2008
65.	SpiceJet	B737-900ER	Narrowbody	2007
66.	Sriwijaya Air	B737-800	Narrowbody	1998
67.	SunExpress	B737-800	Narrowbody	1998
68.	SunExpress	B737-800	Narrowbody	1998
69.	Sunwing Airlines	B737-800	Narrowbody	2006
70.	TAM	A320-200	Narrowbody	2006
71.	TAM	A320-200	Narrowbody	2006
72.	TAM (3)	A320-200	Narrowbody	2002
73.	Thomas Cook	B757-200	Narrowbody	1999
74.	Thomas Cook	B757-200	Narrowbody	1999
75.	Thomson Airways	B757-200	Narrowbody	1999
76.	Thomson Airways	B757-200	Narrowbody	1999
77.	THY	A320-200	Narrowbody	2005
78.	THY	A320-200	Narrowbody	2005
79.	Tiger Airways	A320-200	Narrowbody	2006
80.	Titan Airways	B737-300QC (2)	Narrowbody	1991
81.	Transaero Airlines	B737-800	Narrowbody	1998
82.	Transaero Airlines	B737-800	Narrowbody	1998
83.	Travel Service	B737-800	Narrowbody	1999
84.	TUI AG	B767-300ER	Widebody	1997
85.	United Air Lines, Inc.	B747-400	Widebody	1993
86.	US Airways	A319-100	Narrowbody	2000
87.	US Airways	A319-100	Narrowbody	2000
88.	US Airways	A319-100	Narrowbody	2000
89.	US Airways	A319-100	Narrowbody	2000
90.	Virgin America	A319-100	Narrowbody	2008
91.	Virgin America	A320-200	Narrowbody	2007
92.	Virgin America	A320-200	Narrowbody	2006
93.	Virgin America	A320-200	Narrowbody	2006
94.	Virgin Atlantic	A340-600	Widebody	2006
95.	Virgin Atlantic	A340-600	Widebody	2006
96.	Volaris Airlines	A319-100	Narrowbody	2007
97.	Volaris Airlines	A319-100	Narrowbody	2000
98.	Volaris Airlines	A319-100	Narrowbody	1999
99.	Vueling Airlines	A320-200	Narrowbody	2007

Lessee Name		Aircraft Type	Airframe Type	Date of Manufacture
100.	Vueling Airlines	A320-200	Narrowbody	2007
101.	White Airways	A320-200	Narrowbody	1995
102.	Yakutia	B757-200	Narrowbody	1998
103.	Yakutia	B757-200	Narrowbody	1996
104.	Off-lease	A319-100	Narrowbody	2005
105.	Off-lease	A320-200	Narrowbody	2005
106.	Off-lease	A320-200	Narrowbody	1998
107.	Off-lease	A320-200	Narrowbody	1995
108.	Off-lease	B737-500 (3)	Narrowbody	1992
109.	Off-lease	B737-500 (3)	Narrowbody	1992

(1)	Leases were early terminated in 2013.
(2)	Freighter.
(3)	Aircraft was sold in 2013.

The following table summarizes the composition of our portfolio by manufacturer and aircraft type as of December 31, 2012:

Aircraft Manufacturer	Aircraft Type	Number of Aircraft
Airbus	A319-100	19
	A320-200	27
	A330-200	1
	A340-300	1
	A340-600	2

	Total	50

Boeing	B717-200	6
	B737-300QC	1
	B737-500	2
	B737-700	8
	B737-800	27
	B737-900ER	2
	B747-400	1
	B757-200	10
	B757-200SF	1
	B767-300ER	1

	Total	59

Total		109

Our portfolio is composed of 89% narrow-body aircraft based on net book values as of December 31, 2012 and includes the Airbus A319, Airbus A320 and next generation Boeing 737 aircraft families, which enjoy high worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are based on more routes around the world than any other airframe and thus have the largest installed base. As a result, we believe they are easier and more cost-efficient to lease and market than wide-body jets or other specialized types of aircraft.

The following table presents the composition of our portfolio based on airframe type:

Airframe Type	Number of Aircraft
Narrow-body(1)	103
Wide-body	6

Total	109

(1)	Includes two freighters.

Our Markets

Our aircraft are leased under multi-year contracts to a diverse group of airlines throughout the world. The following table presents the distribution of our operating lease revenue by geographic region:

	Year ended December 31, 2012		Year ended December 31, 2011		Year ended December 31, 2010
	(Dollars in thousands)
Europe:
United Kingdom	$45,916	12%	$19,444	8%	$9,255	4%
Germany	28,746	8%	15,560	7%	15,284	7%
Other	95,666	25%	74,387	32%	80,965	37%

Europe — Total	170,328	45%	109,391	47%	105,504	48%

Asia and South Pacific:
India	39,312	10%	22,341	10%	24,430	11%
China	36,918	10%	13,620	6%	15,636	7%
Australia	25,280	7%	5,392	2%	—	—
Other	9,226	3%	5,896	2%	4,882	2%

Asia and South Pacific — Total	110,736	30%	47,249	20%	44,948	20%

North America:
United States	41,311	11%	39,088	17%	41,725	19%
Other	3,891	1%	3,891	2%	4,932	2%

North America — Total	45,202	12%	42,979	19%	46,657	21%

Mexico, South and Central America:
Mexico	18,843	5%	16,276	7%	18,781	9%
Other	12,630	3%	1,687	1%	—	—

Mexico, South and Central America — Total	31,473	8%	17,963	8%	18,781	9%

Middle East and Africa — Total	18,698	5%	13,134	6%	3,765	2%

Total Operating Lease Revenue	$376,437	100%	$230,716	100%	$219,655	100%

Our Leases

Lease Terms

All of our aircraft are subject to leases under which the lessees are responsible for most operational and insurance costs, and 92 of the 103 leases in our portfolio are subject to fixed rental rates. Our portfolio is diversified across 55 different airlines in 32 countries, in both developed and emerging markets. Our leases are scheduled to expire between 2013 and 2020 and have a weighted average remaining lease term of 3.2 years as of December 31, 2012.

The following table presents the scheduled lease maturity of the aircraft in our portfolio as of December 31, 2012:

	Airframe Type
Year of Scheduled Lease Expiration	Narrow (1)	Wide	Total
Off-lease	6	—	6
2013	10	1	11
2014	18	—	18
2015	27	1	28
2016	14	1	15
2017	13	—	13
2018	8	3	11
2019	6	—	6
2020	1	—	1

Total	103	6	109

(1)	Includes one freighter each in 2014 and 2015.

At December 31, 2012, we had 11 leases scheduled to expire in 2013 with six aircraft off-lease. Of the six aircraft off-lease, we sold two aircraft and re-leased one aircraft to a new lessee subsequent to year end. During the first quarter of 2013, we sold one additional aircraft and early terminated the lease of four aircraft, bringing the total number of aircraft for remarketing in 2013 to 17.

Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees have early termination or lease extension options.

We receive substantially all of our revenue and pay substantially all of our expenses in U.S. dollars. As of December 31, 2012, we have four leases to which we receive part of the lease payments in either euros or Australian dollars. We have entered into foreign currency derivative transactions related to these leases. Most lease rentals are payable monthly in advance, but some lease rentals are payable in arrears or quarterly. Of our leases, 92 have fixed rental rates and 11 have floating rental rates. In addition, because most of our debt bears floating rates of interest, we manage interest rate risk by entering into interest rate swaps pursuant to which we make fixed-rate interest payments on the swap and receive floating-rate payments. All leases are on a “net” basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance.

Most of our leases provide that the lessee’s payment obligations are absolute and unconditional under any and all circumstances. Lessees are generally required to make payment without deduction of any amounts that we may owe the lessee or any claims that the lessee may have against us. Most of our leases also require lessees to gross up lease payments where they are subject to withholdings and other taxes.

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

Security Deposits and Letters of Credit. The majority of our leases provide for cash security deposits and/or letters of credit which may be drawn in the event that a lessee defaults under its respective lease. These security deposits and/or letters of credit may mitigate losses we may incur while attempting to re-lease the aircraft. Under certain circumstances, the lessee may be required to obtain guarantees or other financial support from an acceptable financial institution or other third parties.

Maintenance Obligations. Under our leases, the lessee is generally responsible for all normal unscheduled maintenance and repairs and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we sometimes agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

Our portfolio includes leases pursuant to which we collect maintenance reserve payments that are determined based on passage of time or usage of the aircraft measured by hours flown or cycles operated. These payments may be paid in cash or letters of credit which can be drawn if maintenance obligations are not otherwise paid. Under these leases, we are obligated to make reimbursements to the lessee for expenses incurred for certain major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee. Certain leases also require us to make maintenance contributions for costs associated with certain major maintenance events in excess of any maintenance reserve payments. Major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. We are not obligated to make maintenance contributions under any lease at any time that a lessee default is continuing. We also have leases that provide for a lease-end adjustment payment based on the usage of the aircraft during the lease term and its condition upon redelivery. Typically, payments are made by the lessee to us, although in some cases, we have been required to make such payments to the lessee.

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

General. Each aircraft generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or “wet lease” arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. As of December 31, 2012, our lessees have informed us of the following subleases:

Lessee	Sublessee
Shanghai Airlines Company Limited	China United Airlines Co., Ltd.
Hainan Airlines Co., Ltd.	Lucky Air Company Limited
Qantas Airways Limited	Jetstar Airways Pty Ltd. and National Jet Systems Pty Ltd.
Korean Air Lines Co., Ltd.	Jin Air Co. Ltd.

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

Some foreign countries have currency and exchange laws regulating the international transfer of currencies. When necessary, we will require as a condition to any foreign transaction, that the lessee or purchaser in a foreign country obtain the necessary approvals of the appropriate government agency, finance ministry or central bank for the remittance of all funds contractually owed in U.S. dollars. We attempt to minimize our currency and exchange risks by negotiating most of our aircraft leases and all of our sales transactions in U.S. dollars. We have four leases pursuant to which we receive part of the lease payments in either euros or Australian dollars. We have entered into foreign currency derivative transactions related to these leases. As a result, all of our revenues were received in U.S. dollars, and we paid substantially all of our expenses in U.S. dollars.

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

At December 31, 2012, we had 11 leases scheduled to expire in 2013 with six aircraft off-lease. Of the six aircraft off-lease, we sold two aircraft and re-leased one aircraft to a new lessee subsequent to year end. During the first quarter of 2013, we sold one additional aircraft and early terminated the lease of four aircraft, bringing the total number of aircraft for remarketing in 2013 to 17. We may have additional remarketings in 2013 if any other leases are terminated prior to their scheduled expiry dates.

From time to time, we may decide to dispose of our aircraft at or before the expiration of their leases. In 2012, we sold four aircraft to unrelated third parties.

Competition

The leasing and remarketing of commercial jet aircraft is highly competitive. We face competition from airlines, aircraft manufacturers, financial institutions, aircraft brokers, special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft, and public and private partnerships, investors and funds, including private equity firms and hedge funds. Competition for leasing transactions is based on a number of factors including delivery dates, lease rates, lease terms, aircraft condition and the availability in the marketplace of the types of aircraft to meet the needs of the customers. See the risk factor “We operate in a highly competitive market for investment opportunities in aircraft and other aviation assets.”

Insurance

We require our lessees to obtain those types of insurance and, as appropriate, reinsurance coverage which are customary in the air transportation industry. These include aircraft all-risk hull insurance covering the aircraft and its engines and spares and hull and spares war and allied perils insurance covering risks such as hijacking, terrorism, confiscation, expropriation, seizure and nationalization to the extent normally available in the international market. Coverage under aircraft hull insurance policies generally is subject to standard deductible levels in respect of partial damage to the aircraft, in some instances and under certain circumstances the lessee has the right to self-insure some or all of the risk. The lessee is required to pay all deductibles, and also would be responsible for payment of amounts self-insured

We also require our lessees to carry comprehensive aviation liability insurance, including war and allied perils coverage, provisions for bodily injury, property damage, passenger liability, cargo liability and such other provisions reasonably necessary in commercial passenger and cargo airline operations. Coverage under liability policies generally is not subject to deductibles except as to baggage and cargo that are standard in the airline insurance industry.

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

The Servicer will obtain certificates of insurance/reinsurance from the lessees’ brokers to evidence the existence of such coverage. These certificates generally include, in addition to the information above, (i) a breach of warranty endorsement so that, subject to certain standard exceptions, our interests are not prejudiced by any act or omission of the lessee, (ii) confirmation that the liability coverage is primary and not contributory, (iii) agreement that insurers waive rights of subrogation against us and (iv) in respect to all policies, a 30-day notice of cancellation or material change; however, war and allied perils policies customarily provide seven days advance written notice for cancellation and may be subject to lesser notice under certain market conditions.

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

In addition to the coverage maintained by our lessees, we maintain both contingent hull, hull war and liability insurance and possession hull, hull war and liability insurance with respect to our aircraft. Such contingent insurance is intended to provide coverage in the event that the insurance maintained by any of our lessees should not be available for our benefit as required pursuant to the terms of the contract. Such possession insurance is intended to provide coverage for any periods in which an aircraft is not subject to a lease agreement with a lessee. Consistent with industry practice, our possession insurance policies are subject to commercially reasonable deductibles or self-retention amounts.

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

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

On October 14, 2011, we completed the acquisition of the GAAM Portfolio of 49 aircraft and other assets valued at approximately $1.4 billion. The acquisition of the GAAM Portfolio was accounted for as a business combination. Identifiable assets acquired and liabilities assumed were recorded at their fair values as of the acquisition date. As of December 31, 2012, we owned a portfolio of 109 aircraft.

On December 28, 2012, we sold our 15% interest in BBAM LP for $49.5 million to Onex and Summit sold 35% of its interest in BBAM LP to Onex. Concurrent with the transaction, Onex and Summit purchased 2,191,060 newly issued common shares of Fly for an aggregate of $25.0 million or $11.41 per share.

For the year ended December 31, 2012, we had net income of $47.7 million, or diluted earnings per share of $1.80. Net cash flows provided by operating activities for the year ended December 31, 2012 totaled $180.4 million. Net cash flow provided by investing activities was $56.1 million and net cash used in financing activities was $155.4 million for the year ended December 31, 2012. We paid $22.5 million in dividends in 2012.

Impact of GAAM Portfolio Acquisition

On October 14, 2011, we completed the acquisition of the GAAM Portfolio and assumed approximately $1.2 billion of secured, non-recourse debt financing. Because the majority of GAAM’s debt was entered into during a period of favorable market conditions which provided for lower borrowing margins and higher loan-to-value ratios than are currently available, we recorded GAAM’s debt on our balance sheet at a fair value that is lower than its face value. This difference is being amortized into interest expense for the remaining terms of the debt facilities, resulting in higher interest expense than our cash interest payments.

We also evaluated whether the leases acquired with the aircraft in the GAAM Portfolio were at fair market value by comparing the contractual lease rates to the range of current lease rates of like aircraft. We recognized a lease premium when we determined that an acquired lease’s terms were above market value and a lease discount when the acquired lease’s terms were below fair market value. Lease discounts are capitalized into other liabilities and accreted as additional rental revenue on a straight-line basis over the lease term. Lease premiums are capitalized into other assets and amortized against rental revenue on a straight-line basis over the lease term. In the aggregate, lease premiums exceeded lease discounts, and the amortization of these lease premiums reduces our reported operating lease revenues for the remaining terms of such leases.

The following table shows the impact of the amortization of debt discounts, lease premiums and certain other items for year ended December 31, 2013 and for the succeeding five years. This table reflects our current portfolio and debt facilities. The amortization amounts for each applicable period may change for a number of reasons, including, among other things, aircraft dispositions, debt repayments and refinancings.

	Year ended December 31,
	2013	2014	2015	2016	2017	2018
	(in thousands)
Amortization of GAAM purchase accounting adjustments:
Amortization of fair value lease premiums and discounts, net	$2,264	$884	$67	$—	$—	$—
Amortization of fair value debt discounts	12,413	7,969	4,691	2,942	2,049	1,209

Total amortization of GAAM purchase accounting adjustments	$14,677	$8,853	$4,758	$2,942	$2,049	$1,209

Market Conditions

The airline industry was profitable in most parts of the world in 2011 and 2012. Although we expect airlines to show increased profitability in 2013 compared to 2012, profits are not uniformly distributed among airlines and certain airlines, particularly smaller airlines and start-up carriers, continue to struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis.

Contributing to the volatility of the aircraft leasing market conditions are macro-economic factors and political trends. Despite these challenging conditions, there continues to be an overall positive trend in world air traffic demand which we believe will drive growth in the aircraft leasing market in the long-term. Aircraft demand continues to increase each year, with aircraft manufacturers increasing their production rates to meet this demand. Currently, leased aircraft make up approximately 40% of the world wide commercial jet aircraft fleet that is in service and this percentage is expected to increase to 50% by 2020.

Market conditions for lease rates are generally stable, dependent on aircraft type and age. As previously discussed, we have 17 aircraft that need to be re-marketed in 2013.

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

Rent Receivables

Rent receivables represent unpaid lessee obligations under existing lease contracts. Any allowance for doubtful accounts is established on a specific identification basis and is maintained at a level believed by management to be adequate to absorb probable losses inherent in rent receivables. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor’s operating environment and geographical areas. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends impacting the lessees and their credit worthiness, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2012 and 2011, we had no allowance for doubtful accounts, although we had two lessees on non-accrual status. We recognize revenue from these two lessees when cash is received.

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

Investment in Unconsolidated Subsidiaries

We had a 15.0% interest in BBAM LP which we sold to Onex in December 2012. We also have a 57.4% interest in Fly-Z/C LP. We account for our interest in unconsolidated subsidiaries using the equity method as we do not control the entities. Under the equity method, we initially record our investment at cost and the carrying amount is affected by our share of the unconsolidated subsidiaries’ undistributed earnings and losses, and distributions of dividends and capital.

We periodically review the carrying amount of our investment in the unconsolidated subsidiaries, or whenever events or changes in circumstances indicate that a decline in value may have occurred. If the investment were determined to be impaired on an other-than-temporary basis, we would record a loss equal to the difference between the fair value of the investment and its carrying value in the period of identification.

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

Share Based Compensation

We have a 2010 Omnibus Incentive Plan (“2010 Plan”) which permitted the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. In May 2012, we made an aggregate grant of 300,000 SARs and RSUs to certain employees of BBAM LP, who provide services to Fly pursuant to management and servicing agreements. As of December 31, 2012, we made aggregate grants of 1,500,000 stock appreciation rights (“SARs”) and restricted stock units (“RSUs”) to certain employees of BBAM LP who provide services to us pursuant to certain management and servicing agreements. We will not issue any additional awards under the 2010 Plan. Compensation expense associated with grants to employees are valued at the grant date and amortized on a straight-line basis over the service period. Grants to non-employees are initially measured at grant date, and then re-measured at each interim reporting period until the awards are vested. Determining the appropriate fair value model and calculation of the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeitures and expected grant life.

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

Fly applies a recognition threshold of more-likely-than-not to be sustained in the examination of tax uncertainty in income taxes. Measurement of the tax uncertainty occurs if the recognition threshold has been met. We have elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during the years ended December 31, 2012, 2011 and 2010.

New Accounting Pronouncements

In May 2011, the FASB issued an accounting standard update to achieve common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards (“IFRS”). The update does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The accounting standard update was effective for interim and annual periods beginning in 2012. The accounting standard update did not have a material impact on our financial position or results of operations.

In June 2011, the FASB issued an accounting standard to facilitate convergence between GAAP and IFRS by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The standard requires all nonowner changes in stockholders’ equity to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The standard was effective for interim and annual periods beginning in 2012. We have adopted the standard, and we have presented components of other comprehensive income in a separate statement of comprehensive income.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statement of operations of Fly for the years ended December 31, 2012, 2011 and 2010.

Consolidated Statements of Income of Fly for the years ended December 31, 2012 and 2011

	Year ended December 31,		Increase/ Decrease
	2012	2011
Revenues
Operating lease revenue	$376,437	$230,716	$145,721
Equity earnings from unconsolidated subsidiaries	9,383	5,647	3,736
Gain on sale of aircraft	8,360	9,137	(777)
Gain on sale of investment in unconsolidated subsidiary	36,882	—	36,882
Interest and other income	1,634	3,289	(1,655)

Total revenues	432,696	248,789	183,907

	Year ended December 31,		Increase/ Decrease
	2012	2011
Expenses
Depreciation	136,633	95,718	40,915
Aircraft impairment	11,382	7,500	3,882
Interest expense	142,491	90,547	51,944
Debt extinguishment costs	7,628	—	7,628
Selling, general and administrative	40,192	27,248	12,944
Ineffective, dedesignated and terminated derivatives	31,871	—	31,871
Acquisition costs	—	18,038	(18,038)
Maintenance and other costs	10,968	4,400	6,568

Total expenses	381,165	243,451	137,714

Net income before provision for income taxes	51,531	5,338	46,193
Provision for income taxes	3,862	4,242	(380)

Net income	$47,669	$1,096	$46,573

As of December 31, 2012 and 2011, we had 109 aircraft in our portfolio. As of December 31, 2012, our aircraft were on lease to 55 lessees in 32 countries. In 2012, we purchased four aircraft and sold four aircraft.

	Year ended December 31,		Increase/ Decrease
	2012	2011
Operating lease revenue:
Basic rent	$341,545	$235,602	$105,943
End of lease revenue	49,817	2,892	46,925
Lease incentives	(6,989)	(6,855)	(134)
Lease premium/discount amortization and other	(7,936)	(923)	(7,013)

Total operating lease revenue	376,437	230,716	145,721

Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the year ended December 31, 2012, operating lease revenue totaled $376.4 million, an increase of $145.7 million compared to the year ended December 31, 2011. The increase was primarily due to (i) an increase of $117.4 million from the purchase of the GAAM Portfolio, (ii) an increase of $14.1 million from other aircraft purchased in 2011 and 2012, and (iii) an increase of $46.9 million from end of lease revenue recognized compared to the prior year. The increases were partially offset by: (i) a decrease of $19.5 million in revenues for aircraft sold in 2012 and 2011, (ii) a decrease of $3.3 million in rents collected from lessees who are on non-accrual status, and (iii) a decrease of $7.6 million in revenues from lease extensions, restructurings and remarketings.

Amortization of lease incentives recorded as reduction of operating lease revenue totaled $7.0 million and $6.9 million for the years ended December 31, 2012 and 2011, respectively.

During the years ended December 31, 2012 and 2011, we recorded equity earnings from our investments in unconsolidated subsidiaries of $9.4 million and $5.6 million, respectively, or an increase of $3.8 million. Compared to 2011, equity earnings from BBAM LP and Fly-Z/C LP increased $2.4 million and $1.4 million, respectively, in 2012.

During the year ended December 31, 2012, we sold four aircraft and recognized a pre-tax gain on sale of $8.4 million. In the year ended December 31, 2011, we sold two aircraft for an aggregate gain on sale of $9.1 million.

On December 28, 2012, we sold our 15.0% interest in BBAM LP to Onex for $49.5 million and recognized a pre-tax gain on the sale of $36.9 million.

Depreciation expense during the year ended December 31, 2012 was $136.6 million, compared to $95.7 million for the year ended December 31, 2011, an increase of $40.9 million. The increase was primarily due to the purchase of the GAAM Portfolio and other aircraft acquired during 2012 and 2011, partially offset by aircraft sold in 2012 and 2011.

During the year ended December 31, 2012, we recognized aircraft impairment of $11.4 million related to two Boeing 737-500 aircraft which were manufactured in 1992 and an Airbus A320-200 aircraft which was manufactured in 2002. During the year ended December 31, 2011, we recognized an impairment charge of $7.5 million related to the same two Boeing aircraft.

Interest expense totaled $142.5 million and $90.5 million for the years ended December 31, 2012 and 2011, respectively. The increase of $52.0 million was primarily due to interest of $59.6 million associated with the debt we assumed with the purchase of the GAAM Portfolio, including $12.3 million of debt discount amortization. This increase was partially offset by decreases resulting from repayment of debt, a reduction in the notional amounts of the associated derivative instruments and lower interest rates from refinancings completed in 2012.

During the year ended December 31, 2012, we recognized total debt extinguishment costs of $7.6 million of which: (i) $4.2 million related to our re-priced Term Loan and (ii) $3.4 million related to the repayment of the B&B Air Acquisition Facility and debt associated with aircraft that were refinanced or sold in 2012. Approximately $6.5 million of the total debt extinguishment costs were non-cash charges resulting from write-offs of unamortized loan fees and debt discounts.

Selling, general and administrative (“SG&A”) expenses were $40.2 million and $27.2 million for the years ended December 31, 2012 and 2011, respectively. The increase of $13.0 million is primarily due to: (i) $7.7 million increase in management and servicing fees paid to BBAM as a result of the acquisition of the GAAM Portfolio, and (ii) $6.0 million increase in professional fees primarily related to re-marketing of aircraft and debt refinancing. These increases were partially offset by a $1.1 million decrease in share based compensation.

In connection with the repayment of the B&B Air Acquisition Facility, we terminated eleven swaps associated with the facility and expensed swap breakage costs of $32.3 million during the year ended December 31, 2012. This expense was partially offset by unrealized gains on our derivatives of $0.3 million resulting from fair market value changes to our ineffective hedge and dedesignated derivative instruments.

In connection with the purchase of the GAAM Portfolio on October 14, 2011, we incurred approximately $18.0 million in closing costs during 2011. These expenses included a $12.5 million fee to BBAM LP for arranging the acquisition.

Maintenance and other costs totaled $11.0 million and $4.4 million during the years ended December 31, 2012 and 2011, respectively, an increase of $6.6 million. Costs incurred in 2012 included engine overhauls and technical services incurred in connection with the termination and re-marketing of aircraft. Costs incurred in 2011 included aircraft technical work in connection with the purchase of the GAAM Portfolio.

Our provision for income taxes was $3.9 million and $4.2 million during the years ended December 31, 2012 and 2011, respectively. The resulting effective tax rate for the years ended December 31, 2012 and 2011 was 7.5% and 79.5%, respectively. In 2012, a wholly-owned Irish subsidiary recorded a tax benefit for interest that had been accruing on an inter-company note and for which no taxes had been provided. The interest was paid in 2013 and this deduction could be utilized to offset Irish taxes recognized on the gain from the sale of our 15.0% interest in BBAM LP. In 2011, we (i) recorded Australian taxes on taxable income from our subsidiaries domiciled in Australia, (ii) did not recognize a deferred tax benefit for non-deductible expenses associated with the acquisition of the GAAM Portfolio, and (iii) recorded U.S. federal and state taxes on our share of U.S. sourced taxable income resulting from our investment in BBAM LP.

Our consolidated net income was $47.7 million and $1.1 million for the years ended December 31, 2012 and 2011, respectively, an increase of $46.6 million.

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

	Year ended December 31,		Increase/ Decrease
	2011	2010
Operating lease revenue:
Basic rent	$235,602	$203,104	$32,498
End of lease revenue	2,892	21,422	(18,530)
Lease incentives	(6,855)	(5,095)	(1,760)
Other	(923)	224	(1,147)

Total operating lease revenue	230,716	219,655	11,061

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

Amortization of lease incentives recorded as reduction of operating lease revenue totaled $6.9 million and $5.1 million for the years ended December 31, 2011 and 2010, respectively

During the years ended December 31, 2011 and 2010, we recorded equity earnings from our investments in unconsolidated subsidiaries of $5.6 million and $2.9 million, respectively, or an increase of $2.7 million. The increases are primarily due to the recognition of income from BBAM LP for a full year of operations. Fly-Z/C contributed $0.3 million of income in 2011.

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

In connection with the early termination of four leases in a prior period, we reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, we received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million to be paid in monthly installments through 2011 with interest at 8.0% per annum. Payments of $2.1 million and $2.3 million were received during the years ended December 31, 2011 and 2010, respectively.

Interest and other income totaled $1.2 million and $2.9 million for the years ended December 31, 2011 and 2010, respectively. In 2010, Fly received fee income of $1.2 million when it sold its purchase agreement related to one of its aircraft to an unrelated party.

Depreciation expense during the year ended December 31, 2011 was $95.7 million, compared to $84.0 million for the year ended December 31, 2010, an increase of $11.7 million. The increase was primarily due to the purchase of the GAAM Portfolio.

During the year ended December 31, 2011, we recognized aircraft impairment of $7.5 million related to two Boeing 737-500 aircraft which were manufactured in 1992. The aircraft came off lease in 2012.

Interest expense totaled $90.5 million and $75.7 million for the years ended December 31, 2011 and 2010, respectively. The increase of $11.7 million was primarily due to (i) interest of $16.1 million associated with the debt we assumed with the purchase of the GAAM Portfolio, including $4.3 million of debt discount amortization, and (ii) interest of $3.8 million on our other secured aircraft debt. These increases were partially offset by decreases resulting from repayment of debt and a reduction in the notional amounts of the associated derivative instruments.

Selling, general and administrative (“SG&A”) expenses were $27.2 million and $25.3 million for the years ended December 31, 2011 and 2010, respectively. The increase is primarily due to recognition of share-based compensation expense related to the SARs and RSUs issued under our 2010 Plan and an increase in servicing and management fees paid to BBAM as a result of the acquisition of the GAAM Portfolio. Our selling, general and administrative expenses in 2010 included $2.0 million of fees paid by Babcock & Brown.

In connection with the purchase of the GAAM Portfolio on October 14, 2011, we incurred approximately $18.0 million in closing costs. These expenses included a $12.5 million fee to BBAM LP for arranging the acquisition.

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

Our provision for income taxes was $4.2 million and $10.2 million during the years ended December 31, 2011 and 2010, respectively. The resulting effective tax rate for the years ended December 31, 2011 and 2010 was 79.5% and 16.3%, respectively. In 2011, we recorded: (i) Australian taxes on taxable income from our subsidiaries domiciled in Australia, (ii) did not recognize a benefit for non-deductible expenses associated with the acquisition of the GAAM Portfolio and (iii) recorded U.S. federal and state taxes on our share of U.S. sourced taxable income resulting from our investment in BBAM LP. In 2010, we recorded U.S. federal and state taxes on our share of U.S. sourced taxable income resulting from our investment in BBAM LP.

Our consolidated net income was $1.1 million and $52.7 million for the years ended December 31, 2011 and 2010, respectively, a decrease of $51.6 million.

Liquidity and Capital Resources

Our sole source of operating cash flows is from distributions made to us by our subsidiaries. Distributions of cash to us by our subsidiaries are subject to compliance with applicable debt covenants. Substantially all revenue collected during each monthly period from aircraft owned by B&B Air Funding and the aircraft financed in the Nord LB facility are applied to service the outstanding debt, after the payment of certain expenses and other costs.

Cash Flows of Fly for the years ended December 31, 2012 and 2011

We generated cash from operations of $180.4 million and $110.3 million for the years ended December 31, 2012 and 2011, respectively. The increase of $70.1 million is primarily attributable to the operating cash flows from the aircraft acquired in the GAAM Portfolio.

Cash provided by investing activities was $56.1 million compared to cash used in investing activities of $51.3 million for the years ended December 31, 2012 and 2011, respectively. In 2012, we sold four aircraft and received net cash proceeds of $67.7 million. We used $50.8 million of cash to purchase four aircraft. In 2011, we received, net cash proceeds of $126.9 million from the sale of two aircraft and used $165.8 million to purchase aircraft, including the acquisition of the GAAM Portfolio. Lessor maintenance contributions totaled $16.6 million and $11.3 million for the years ended December 31, 2012 and 2011, respectively. In 2012 we also received $49.5 million of cash proceeds from the sale of our 15.0% investment in BBAM LP. In 2011, we made a net investment of $28.1 million for a 57.4% limited partnership interest in Fly-Z/C LP. Distributions from unconsolidated subsidiaries totaled $6.3 million in 2012 and were $27.0 million in 2011.

Cash used in financing activities for the years ended December 31, 2012 and 2011 totaled $155.4 million and $141.1 million, respectively. In 2012, we made: (i) repayments on our secured borrowings totaling $847.6 million, (ii) a net payment of $35.1 million in connection with the termination of interest rate swaps associated with the repayment of the B&B Air Acquisition Facility and (iii) dividends and dividend equivalents payments of $22.5 million. These were partially offset by: (i) borrowings of $459.2 million to partially finance the repayment of the B&B Air Acquisition Facility and the acquisition of aircraft, (ii) $87.3 million net proceeds from the sale of Notes, (iii) use of our restricted cash accounts totaling $160.9 million to repay debt, (iv) net maintenance payment liability receipts of $29.7 million and (v) net proceeds from issuance of shares of $23.9 million. In 2011, we made: (i) net repayments of $204.9 million of other secured borrowings, (ii) additions to our restricted cash of $21.7 million (iii) dividends and dividend equivalents payments of $21.1 million and (iv) share repurchases for $13.1 million. These were partially offset by (i) borrowings of $46.6 million, (ii) net maintenance payment liability receipts of $39.0 million, (iii) proceeds of $33.8 million from the sale of Notes, and (iv) proceeds of $1.4 million from an interest rate swap we terminated.

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

Our Future Sources and Uses of Liquidity

Our primary sources of liquidity are cash on hand and cash generated by our aircraft leasing operations. We have also generated cash from our aircraft sales and in 2012, we received $49.5 million in cash (pre-tax) for the sale of our investment in BBAM LP and $23.9 million from the issuance of common shares to Summit and Onex. During 2012, we have refinanced substantially all our near-term debt maturities and have no significant balloon payments until 2018. Our business is very capital intensive, requiring significant investment in order to expand and maintain our fleet. We have a new $250.0 million acquisition facility which combined with our cash on hand will allow us to meet our near term growth objectives. Growth beyond the near term will be funded primarily through additional borrowings and equity offerings. Our ability to acquire additional aircraft depends significantly on our ability to access bank borrowings and debt and equity capital markets.

Our ability to refinance amounts outstanding under our secured borrowings or to fund acquisitions will depend on a number of factors which includes our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends and the availability of capital.

In addition to investment in our fleet, our short-term liquidity needs include working capital for operations, debt service and cash to pay dividends to our shareholders. We have been dependent upon distributions from our subsidiaries to fund our operating expenses and our dividend payments. All of the free cash flow generated by the aircraft held by B&B Air Funding is applied to service the outstanding balance of the Notes

We incur corporate operating expenses of approximately $5.0 million per quarter which includes the management fee of $2.5 million. The current quarterly dividend of $0.22 per share requires approximately $6.2 million of cash each quarter. As of December 31, 2012, our unrestricted cash balance totaled $163.1 million and we expect to receive distributions from our subsidiaries, including those who are party to the Term Loan. We expect that cash on hand and cash flow provided by operations will satisfy our liquidity needs through at least the next twelve months.

Dividends and Share Repurchases

The table below shows our historical dividend payments.

Total Cash Outlay
2012	$21.6 million
2011	$20.7 million
2010	$22.4 million
2009	$24.7 million
2008	$67.1 million

From February 2009 to May 2012, we paid quarterly dividends of $0.20 per share. Commencing August 2012, we paid quarterly dividends of $0.22 per share, representing a 10% increase in the quarterly dividend. On January 15, 2013, we declared a dividend of $0.22 per share payable on February 20, 2013 to shareholders of record on January 31, 2013. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deem relevant.

Our Board of Directors (the “Board”) approved certain share repurchase programs pursuant to which we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under these programs, as set forth below, may depend on a variety of factors, including market conditions, and the program may be suspended or discontinued at any time prior to the expiration date.

Board Approval Date	Expiration Date	Maximum dollar value of shares that may be purchased under this program	Calendar year shares were purchased	Total number of shares purchased		Average price paid per share
May 3, 2010	May 2011	$30.0 million	2010	1,641,314	(1)	$10.70
			2011	23,135		$12.43
May 3, 2011	May 2012	$30.0 million	2011	43,533		$10.87
May 2, 2012	May 2013	$25.0 million	—	—		—

(1)	Includes 1,411,264 shares that were repurchased from Babcock & Brown at $10.50 per share or $14.8 million.

We have also made share repurchases outside of these programs. On April 29, 2010, pursuant to a Securities Repurchase Agreement, we repurchased 2,011,265 shares from Babcock & Brown at a price of $8.78 per share or $17.7 million.

On March 8, 2011, we repurchased 1,035,438 of its shares from a third party at a price of $11.93 per share or $12.3 million pursuant to a Stock Purchase Agreement.

Note Purchases and Sale. During 2009 and 2010, we purchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes issued by B&B Air Funding for a purchase price of $83.0 million, including associated expenses.

During the year ended December 31, 2011, we sold to third parties $40.8 million principal amount of Notes held by our subsidiary at an average price of 82.725% of the principal amount for total proceeds of $33.8 million. As of December 31, 2011 the outstanding balance of the Notes held by us through a wholly-owned subsidiary was $106.8 million. During the first quarter of 2012, the remaining Notes held by us were sold for an average price of 81.79% of the principal amount for total proceeds of $87.3 million.

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

We expect that the aggregate maintenance reserve and lease-end adjustment payments we will receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. In 2012, we received $57.9 million of maintenance payments from lessees, made maintenance payment disbursements of $28.2 million and also made maintenance contributions of $16.6 million.

Financing

Securitization

In October 2007, our subsidiary, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. In 2009, we repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes for $83.0 million. In 2011, we sold $40.8 million principal amount of these repurchased Notes for $33.8 million. In the first quarter of 2012, we sold the remaining $106.7 million principal amount of Notes for $87.3 million. The resulting discount of $26.4 million is being amortized over the remaining term of the Notes. As a result of this re-issuance, we no longer hold any Notes and the outstanding principal amount of Notes is $660.4 million as of December 31, 2012, compared to $606.8 million at December 31, 2011.

Interest Rate. The Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.67%. Interest expense also includes amounts payable to the policy provider and the liquidity facility provider thereunder, as well as accretion on the Notes re-issued at a discount. Interest and any principal payments due are payable monthly. We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with a portion of the Notes.

Payment Terms. Until August 2012, there were scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. In the event we sell any aircraft, we are required to repay the Note obligation allocable to the aircraft.

Commencing August 2012, all cash generated from aircraft financed by B&B Air Funding during each monthly period are being applied to service the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements.

Total principal payments made in 2012, including repayments of the Note obligation allocated to the three aircraft we sold in June 2012, totaled $38.8 million. The final maturity date of the Notes is November 14, 2033.

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

Collateral. The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the 37 aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland. B&B Air Funding may not encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. B&B Air Funding may not incur any indebtedness, except as permitted under the indenture, other than the Notes, any permitted credit and liquidity enhancement facilities and the obligations related to the policy.

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

•	Aircraft Dispositions. Pursuant to the indenture, B&B Air Funding may only sell additional aircraft with the consent of the policy provider.

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

As of December 31, 2012, B&B Air Funding was not in default under the Notes.

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

Aircraft Acquisition Facility

In November 2007, our subsidiary, B&B Air Acquisition entered into a credit facility that provided for aircraft financing (“B&B Air Acquisition Facility”). The facility was funded in two tranches, Tranche A and B. Tranche A was senior to Tranche B. Borrowings under the B&B Air Acquisition Facility incurred interest at a rate based on one-month LIBOR plus an applicable margin. The applicable margins for Tranche A and B were 1.50% per annum and 4.00% per annum, respectively.

On August 9, 2012, the B&B Air Acquisition Facility, which financed 16 aircraft at that time, was repaid with proceeds from a new Term Loan (see below) and approximately $122.5 million of our cash. In connection with the early repayment of the facility, $2.5 million of accrued interest was waived by the lenders.

Nord LB Facility

In connection with 19 of the 49 aircraft acquired in the GAAM Portfolio, our subsidiaries assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”). The Nord LB Facility was structured as a single loan facility pursuant to which one of our subsidiaries is the borrower. On February 6, 2012, we completed an extension of the Nord LB Facility to November 2018. We paid $25.0 million to Nord LB which was applied towards repayment of outstanding principal amounts on February 14, 2012. At the beginning of the extension term on November 14, 2012, we made an additional principal payment of $15.0 million to Nord LB.

From February 6, 2012 until November 14, 2012, we paid Nord LB a fee equal to 0.45% per annum, or $1.9 million, based on the amount outstanding on November 14, 2012.

We have also amended the loan structure of the Nord LB Facility so that it consists of individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. Borrowings are secured by our equity interest in the subsidiaries which own the financed aircraft, the related leases, maintenance reserves and other deposits. The loans are cross-collateralized and contain cross-default provisions.

As of December 31, 2012, the outstanding balance under the Nord LB Facility was $508.9 million.

Interest Rate. Commencing November 14, 2012, the loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. To mitigate our exposure to interest rate fluctuations, we have entered into interest rate swap arrangements. The blended weighted average interest rate for the Nord LB Facility was 4.14% as of December 31, 2012, excluding the debt discount amortization.

Payment Terms. Until November 2012, there were monthly scheduled principal payments of approximately $2.3 million per month. Commencing December 2012:

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

•

In the event that we sell any of the financed aircraft, substantially all sales proceeds (after payment of certain expenses) must be used to repay first the debt associated with the sold aircraft and then the outstanding amounts which finance the other aircraft unless certain conditions are met. In addition, any maintenance reserve amounts which are retained and are not expected to be required for future maintenance will be used to prepay the Nord LB Facility. If after full repayment of the facility, we have earned a 10% return on our equity investment, we will pay Nord LB a fee equal to 10% (capped at $5 million) of our returns in excess of 10%. In November 2012, we sold an aircraft financed under the Nord Facility and paid off the associated debt of $20.6 million and wrote off $0.8 million of unamortized discount associated with the debt.

Collateral. Borrowings are secured by our equity interest in the subsidiaries which own the 19 financed aircraft, the aircraft and the leases, maintenance reserves and other deposits. The loans are cross-collateralized and the lenders may foreclose on any aircraft upon an event of default on any loan.

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

As of December 31, 2012, there was no default under the Nord LB Facility.

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

•	Servicer Termination Events. Under the terms of the Nord LB Facility, BBAM may be terminated as the servicer upon the occurrence of certain events of default under the loan agreement.

BOS Facility

In connection with 21 of the 49 acquired aircraft in the GAAM Portfolio, our subsidiaries assumed a debt facility provided by Bank of Scotland plc and Commonwealth Bank of Australia (“BOS Facility”). At December 31, 2012, 11 aircraft in the GAAM Portfolio remained financed through this facility. The BOS Facility consists of individual loans with respect to each financed aircraft which have maturity dates matching the scheduled lease termination dates for the financed aircraft. The loan maturity dates range from 2013 to 2017. Each loan may consist of a senior and junior tranche. The loans are cross-collateralized and lenders may require payment in full or foreclose on any aircraft in this facility in the event of a default.

As of December 31, 2012, the outstanding balance under the BOS Facility was $275.5 million.

Interest Rate. Borrowings under the BOS Facility bear interest based on one-month LIBOR plus an applicable margin of 1.43% for the senior tranche and 2.70% for the junior tranche. The weighted average interest rate on loans associated with aircraft with fixed rate leases was 5.88% for the senior tranche and 7.39% for the junior tranche. The weighted average interest rate on loans associated with aircraft with floating rate leases was 1.64% for the senior tranche and 2.91% for the junior tranche. The weighted average interest rate on all outstanding amounts was 5.18% as of December 31, 2012, excluding the debt discount amortization. As of December 31, 2012, interest accrued on the facility totaled $0.4 million.

Payment Terms. We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. In addition, we are required to prepay the loan on an aircraft upon the termination of the lease on the aircraft or on the sale of an aircraft. Upon a lease termination or expiration, we may elect to extend the loan maturity date for up to six months, during which interest (but no principal) is payable. If we re-lease the aircraft during this six month period with the consent of the facility agent, the loan will be extended. If we are unable to re-lease the aircraft on terms acceptable to the lenders or sell the aircraft, the loan becomes due and payable at the end of this six month period.

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

As of December 31, 2012, there was no default under the BOS Facility.

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

Term Loan

On August 9, 2012, through a wholly-owned subsidiary, we entered into a $395.0 million senior secured term loan that matures in 2018 with a consortium of lenders. The Term Loan was originally issued at an offering price of 96% of par value, or a discount of $15.8 million.

Debt proceeds of $266.7 million, along with approximately $122.5 million of our cash, were applied towards full repayment of the B&B Air Acquisition Facility which financed 16 aircraft. We received the remaining proceeds of $112.5 million as seven additional aircraft, which were previously financed in the BOS Facility, were delivered into the Term Loan. These proceeds were applied towards full repayment of debt outstanding in the BOS Facility in respect of these seven aircraft, as well as associated break costs.

Interest Rate. The Term Loan bore interest at an adjustable interest rate equal to one month LIBOR plus a margin of 5.50%, with a LIBOR floor of 1.25%. On December 18, 2012, we re-priced the Term Loan to reduce the interest rate margin by 1.00% to 4.50%. In conjunction with the re-pricing, we paid the lenders a one-time prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.9 million.

Payment Terms. The Term Loan requires quarterly principal payments of 1.25% of the original loan amount. The aggregate principal amount outstanding as measured on a quarterly basis must not exceed 67.5% of the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers (“LTV Maintenance Test”). As of December 31, 2012, there has been no breach of the LTV Maintenance Test. We are required to seek new appraisals semi-annually.

Until December 2013, the Term Loan can be prepaid in part or in whole for an amount equal to 101% of the outstanding principal amount being repaid. Beginning December 2013, the Term Loan can be prepaid in part or in whole for an amount equal to 100% of the outstanding principal amount being repaid.

Collateral. Borrowings are secured by our equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The loan is fully guaranteed by Fly on recourse basis.

The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed in the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the sale, removal or substitution of an aircraft.

Default and Remedies. Events of default under the Term Loan include, among other things:

•	failure to make any principal payments due or any interest payments due within three business days;

•	any representation, warranty or certification made which is proven to be materially incorrect and continues unremedied for 30 days after receipt of written notice;

•	failure to comply with certain other covenants and such noncompliance continues for 60 days after receipt of written notice;

•	any of the aircraft owning entities defaults in respect of obligations in excess of $50,000,000 and holders of such obligation accelerate or demand repayment of amounts due thereunder;

•	any of the borrower entities becoming the subject of insolvency proceedings.

As of December 31, 2012, there was no default under the Term Loan.

Certain Covenants. There are no financial covenants in the Term Loan. However, the subsidiaries are subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by them. The Term Loan also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and leasing of aircraft.

•

Aircraft Dispositions. Our ability to sell aircraft is limited by the terms of the Term Loan. We may sell any aircraft provided that prior written notice is given to the administrative agent and certain other conditions are satisfied including the LTV Maintenance Test. Upon the sale of an aircraft, we may substitute an aircraft with an appraised value equal to or greater than the sold aircraft provided certain other conditions, including the LTV Maintenance Test and concentration criteria, are met under the Term Loan.

•

Leases. We may amend, replace or otherwise modify any lease with respect to an aircraft provided it is consistent with our Servicer’s practice in managing our aircraft and subject to other conditions specified in the Term Loan.

•

Other Covenants. The Term Loan also includes other customary covenants, including reporting requirements, maintenance of public ratings, maintenance of insurance and limitations on our ability to incur additional indebtedness in respect of the aircraft financed by the Term Loan.

Fly Acquisition II Facility

On November 7, 2012, our subsidiary, Fly Acquisition II Limited, entered into a senior secured revolving credit facility with Deutsche Bank Trust Company Americas and several other lenders (“Fly Acquisition II Facility”). The Fly Acquisition II Facility provides for loans in an aggregate amount of up to $250.0 million for an availability period of two years followed by a three year term. Borrowings under the Fly Acquisition II Facility will be used to finance the acquisition of additional aircraft which may not be more than eight years of age at the time of such funding. All borrowings under the Fly Acquisition II Facility are subject to the satisfaction of certain conditions and the administrative agent’s consent, including the absence of a continuing default and the accuracy of representations and warranties.

Availability. The Fly Acquisition II Facility has an availability period that ends on November 7, 2014. The outstanding aggregate amount of loans cannot exceed the sum of (x) the aggregate borrowing base of all aircraft and (y) if there is an event of default in respect of the borrowing base or if certain concentration criteria are not met at the end of the availability period, then 50% of maintenance reserves paid with respect to the aircraft and pledged to the lenders. The borrowing base for each aircraft in the portfolio is equal to 72.5% of the lower of the (x) purchase price depreciated on a straight line basis assuming a 25-year useful life of the aircraft and (y) the lower of the CMV or BV appraisal.

During the availability period, Fly Acquisition II may re-borrow on amounts repaid to the lenders. As of December 31, 2012, we have not drawn on the Fly Acquisition II Facility.

Commitment Fees. Fly Acquisition II will pay a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of their commitment which accrues during the availability period. However, prior to financing the acquisition of the first aircraft, such commitment fee will accrue and only be payable on the earlier of the first acquisition or May 15, 2013.

Principal Payments. During the availability period, Fly Acquisition II is required to make monthly principal payments equal to the aggregate outstanding principal amount of the loans less 72.5% of the aggregate purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life of the aircraft.

Fly Acquisition II may make voluntary prepayments under the Fly Acquisition II Facility. In addition, Fly Acquisition II is required to make partial prepayments with any proceeds for the sale of aircraft and all insurance and other proceeds received with respect to any event of total loss of an aircraft under the Fly Acquisition II Facility.

Interest. Borrowings under the Fly Acquisition II Facility will bear interest at a rate based on the one-month LIBOR plus an applicable margin. The applicable margin for the first two years will be 3.75% and increased to 4.25%, 4.75% and 5.25%, respectively, for each consecutive year during the term.

Collateral. Borrowings are secured by the beneficial interests in Fly Acquisition II and each of its subsidiaries, the aircraft and related leases, certain cash collateral and other deposits. In addition, Fly Acquisition II is required to maintain cash collateral equal to 2% of the aggregate outstanding principal balance of the loans. If there is an event of default in respect of the borrowing base or if certain concentration criteria are not met at the end of the availability period, all of the maintenance reserves in respect of the financed aircraft will be pledged to the lenders. Upon the occurrence of an event of default in respect of the borrowing base, Fly Acquisition II will be required to pledge to the lenders all maintenance reserves deemed to have been received in respect of the financed aircraft prior to such event of default.

Certain Covenants. Fly Acquisition II is subject to certain operating covenants relating to the maintenance, registration and insurance of the acquired aircraft as well as the servicing and management of such aircraft, including maintaining certain lease concentration limits and the disposition of aircraft as further described below.

•

Aircraft Dispositions. During the availability period, for the sale of any aircraft, Fly Acquisition II must receive sale proceeds at least equal to the allocated debt associated with such aircraft. For any sale of aircraft following the availability period, Fly Acquisition II must receive sale proceeds at least equal to 110% of the allocated debt associated with such aircraft.

•

Concentration Limits. Fly Acquisition II must comply with certain concentration criteria when leasing or re-leasing any acquired aircraft based on, among other things, the proportion of the portfolio leased to any single lessee, the regional concentration of our lessees, aircraft type and age limits.

•

Interest Coverage Ratio. Upon drawing down in the aggregate of at least $100 million under the facility, Fly Acquisition II is required to maintain a monthly interest coverage ratio of the aggregate amount of rent collected plus security deposits to the aggregate amount of interest accrued less any amounts received or paid by Fly Acquisition II under any applicable derivative agreements during each applicable measuring period. Fly Acquisition II is also required to maintain a rolling three-month interest coverage ratio of at least 1.25 to 1.

•

Leases. When leasing any aircraft, Fly Acquisition II must do so in accordance with certain core lease provisions set forth in the Fly Acquisition II Facility, including, but not limited to, maintenance, insurance, return conditions of the aircraft and other minimum leasing conditions.

•

Other Covenants. The Fly Acquisition II Facility contains other customary covenants, including covenants that restrict the investment and business activities of Fly Acquisition II, maintain the special purpose and bankruptcy remoteness characteristics of Fly Acquisition II, limit the amount and type of indebtedness that can be assumed by Fly Acquisition II or its subsidiaries, restrict Fly Acquisition II’s ability to grant liens or other encumbrances and limit the ability of Fly Acquisition II and its subsidiaries to merge, consolidate, amalgamate or transfer assets.

Default and Remedies. Events of default under the Fly Acquisition II Facility include, among other things:

•	principal or interest is not paid when due;

•	failure to make certain other payments and such payments are not made within 20 business days of receiving written notice;

•	failure to maintain required insurance levels;

•	failure to comply with certain other covenants and such noncompliance continues for 20 business days after receipt of written notice;

•	Fly Acquisition II or any of its subsidiaries becoming the subject of insolvency proceedings;

•	a final judgment for a payment obligation is rendered against Fly Acquisition II or any of its subsidiaries in an amount in excess of $2,500,000 which remains undischarged for 45 days; or

•	certain early termination of Fly Acquisition II’s swap agreements.

As of December 31, 2012, Fly Acquisition II was not in default under the Fly Acquisition II Facility.

Other Secured Aircraft Borrowings

In addition to the debt financings described above, we have entered into and may periodically enter into secured, non-recourse debt to finance the acquisition of aircraft. These borrowings finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of our rights, title and interest in the financed aircraft and leases. To the extent that multiple aircraft are financed within a single facility, the loans in that facility are cross-collateralized and the lenders may require payment in full or foreclose on any aircraft upon an event of default on any loan.

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

Other aircraft secured debt borrowings include: (i) three loans financing nine aircraft that were acquired as part of the GAAM Portfolio, (ii) three loans that were arranged in connection with the re-lease of three aircraft from the GAAM Portfolio and (iii) eight loans that were arranged in connection with the purchase of additional aircraft. As of December 31, 2012, the total principal outstanding pursuant to these loans was $280.4 million, with interest rates ranging from 1.82% to 7.20%. These loans mature on the scheduled lease termination dates for the financed aircraft, with maturity dates ranging from December 2013 to February 2019.

Capital Expenditures

During the year ended December 31, 2012, we acquired four aircraft comprised of two Boeing 737-700 and two Boeing 737-800 aircraft. During the year ended December 31, 2011, we acquired 49 aircraft in the GAAM Portfolio and three Boeing 737-800 aircraft. We made one aircraft acquisition during the year ended December 31, 2010. On February 9, 2011, we invested in a newly formed aircraft leasing joint venture that was formed for the purpose of acquiring, financing, leasing and eventually selling four commercial jet aircraft. We hold a 57.4% interest in the joint venture.

In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of December 31, 2012, the weighted average age of the aircraft in our portfolio was 9.4 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

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

Research and Development, Patents and Licenses, etc.

Not applicable.

Off-Balance Sheet Arrangements

Not applicable.

Contractual Obligations

Our long-term contractual obligations as of December 31, 2012 consisted of the following (in thousands):

	2013	2014	2015	2016	2017	Thereafter	Total
Principal payments under the Notes (1)	$56,650	$57,489	$56,499	$54,852	$45,826	$389,128	$660,444
Interest payments under the Notes (2)	35,840	32,591	29,372	26,284	26,026	101,759	251,872
Principal payments under the Nord LB Facility (3)	40,289	37,003	32,612	33,634	35,696	329,708	508,942
Interest payments under the Nord LB Facility (4)	24,145	23,419	23,132	22,148	20,639	17,371	130,854
Principal payments under the BOS Facility (5)	87,416	114,160	24,928	2,331	46,681	—	275,516
Interest payments under the BOS Facility (6)	10,668	6,103	3,471	3,317	2,996	—	26,555
Principal payments under the Term Loan Facility (7)	19,750	19,750	19,750	19,750	19,750	291,312	390,062
Interest payments under the Term Loan Facility (8)	22,851	21,097	19,951	18,905	17,702	12,442	112,948
Principal payments under Other Aircraft Secured Borrowings (9)	27,494	55,952	85,230	32,870	72,753	6,076	280,375
Interest payments under Other Aircraft Secured Borrowings (9)	13,298	11,599	9,366	5,651	5,994	42	45,950
Payments to BBAM and its affiliates under our management agreement (10)	10,174	10,174	10,174	10,174	10,174	58,870	109,740
Payments to BBAM and its affiliates under our administrative services and servicing agreements (11)	13,130	11,507	9,432	6,987	5,839	24,088	70,983

Total	$361,705	$400,844	$323,917	$236,903	$310,076	$1,230,796	$2,864,241

(1)	Until August 2012, there were scheduled principal payments in fixed amounts of approximately $1.0 million per month. Thereafter, principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Amounts are estimated based upon existing leases and current re-leasing assumptions. The final maturity of the Notes is November 14, 2033.

(2)	Interest payments assume LIBOR remains at the current rate in effect at year end through the term of the Notes and reflect amounts we expect to pay after giving effect to interest swaps and amounts payable to our policy provider.
(3)	Amounts reflect estimated principal payments through November 2018.
(4)	Interest payments calculated on the current one- month LIBOR plus 3.30% until the final maturity date on November 14, 2018. Interest payments assume LIBOR remains at the current rate in effect at year end through the term of the facility.
(5)	We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule.
(6)	Borrowings under the BOS Facility bear interest based on one-month LIBOR plus an applicable margin of 1.43% for the senior tranche and 2.70% for the junior tranche. Interest payments assume LIBOR remains at the current rate in effect at year end through the term of the facility.
(7)	We make quarterly fixed principal payments of 1.25% of the original loan amount, subject to satisfying certain debt service coverage ratios and other covenants.
(8)	Term Loan interest is calculated at LIBOR plus a margin of 4.50%, with a LIBOR floor of 1.25%. Interest payments assume LIBOR remains at the rate in effect at year end through the term of the facility.
(9)	We have entered into 14 secured, non-recourse loan agreements to finance the acquisition of 20 of the aircraft in our portfolio. We make scheduled monthly payments of principal and interest on each loan in accordance with fixed amortization schedules.
(10)	Our management agreement provides that we pay to our Manager base and rent fees and a management expense amount of $10.0 million annually, adjusted for increases in the consumer price index (“CPI”). On December 28, 2012, the Management Agreement was amended to extend the term to December 28, 2022, with an automatic five year renewal period unless we make a payment to the Manager of $8.0 million, subject to potential future adjustment. The table assumes termination of the agreement on December 28, 2022 and payment of the applicable termination fee. See “Management Agreement.”
(11)	Our servicing agreement between BBAM and B&B Air Funding provides that we will pay BBAM a base fee of $150,000 per month, adjusted for CPI increases and a servicing fee equal to 1.0% of the aggregate amount of basic rent collected for all or any part of a month for any of our aircraft plus 1.0% of the aggregate amount of basic rent due for all or any part of a month for any of our aircraft. In addition, B&B Air Funding pays our Manager a $750,000 administrative fee pursuant to an administrative services agreement.

Each of the Term Loan and Fly Acquisition II Facility servicing agreements provide that we will pay BBAM an administrative fee of: (i) $10,000 per month plus (ii) $1,000 per month per aircraft. We will also pay BBAM a servicing fee equal to 3.5% of the aggregate amount of basic rent actually collected for all or any part of a month.

Our servicing agreements for all other aircraft provide that we pay BBAM an administrative fee of $1,000 per month per aircraft and a servicing fee equal to 3.5% of the aggregate amount of basic rent actually collected for all or any part of a month.

Amounts in the table reflect the servicing fees for our aircraft as of December 31, 2012.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is West Pier, Dun Laoghaire, County Dublin, Ireland. Our telephone number at that address is +353 1 231-1900.

Name	Age	Position
Colm Barrington	67	Chief Executive Officer and Director
Gary Dales	57	Chief Financial Officer
Joseph M. Donovan	58	Director and Chairman
Erik G. Braathen	57	Director
Sean Donlon	72	Director
James Fantaci	66	Director
Robert S. Tomczak	51	Director
Susan M. Walton	52	Director
Steven Zissis	53	Director

Colm Barrington has been our chief executive officer and a member of our board of directors since May 2007. Mr. Barrington has over 40 years of experience in the global aviation industry, having started his aviation career in 1967 at Ireland’s national airline, Aer Lingus. In 1979, he joined GPA Group plc where he held various senior positions, including chief operating officer. In 1993, Mr. Barrington oversaw the successful integration of GPA Group plc and GE Capital Aviation Services (GECAS). In 1994, he joined Babcock & Brown Limited working in aircraft and lease management and arranging cross border lease financings of commercial aircraft. Mr. Barrington is the Non-Executive Chairman of the Board of Directors of Aer Lingus plc and a director of IFG Group plc. Mr. Barrington received a BA and an MA in Economics from University College Dublin and a public administration degree from the Institute of Public Administration, also in Dublin.

Gary Dales has been our chief financial officer since March 2008. Mr. Dales joined Babcock & Brown in August 2007 and BBAM in April 2010. Mr. Dales’ prior position was director of corporate development at PG&E Corporation, an energy based holding company. Prior to assuming that position, Mr. Dales served in various other financial roles at PG&E since 1994, including director of corporate accounting and SEC reporting. Prior to joining PG&E, Mr. Dales was a staff accountant, and later a manager, in the accounting and audit division at Arthur Andersen & Co. for more than 10 years. Mr. Dales graduated from the University of California, Santa Barbara with a BA in Business Economics. Mr. Dales is a member of the American Institute of Certified Public Accountants.

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

Erik G. Braathen has been a member of our board of directors since June 2007. Mr. Braathen has been the chief executive of Ojada AS, a privately owned investment company, since 1999. Prior to joining Ojada AS, Mr. Braathen was the chief executive officer of Braathens ASA where he gained extensive experience in the airline industry from 1986 to 1999. Mr. Braathen is a member of the boards of directors of Protector Insurance ASA, Peergynt Tours, Opra, Northsea PSV and Cenzia. Mr. Braathen is Chairman of the Board of Directors of Holmen Fondsforvaltning, Sayonara AS and Ojada AS. Mr. Braathen has a Master of International Management from AGSIM, Phoenix Arizona, and a Bachelor of Arts & Economics from the University of Washington.

Sean Donlon has been a member of our board of directors since June 2007. Mr. Donlon has served as the chancellor of the University of Limerick, Ireland from 2002 to 2008. Mr. Donlon has previously worked with the GPA Group plc, as well as with GE Capital Aviation Services. Prior to entering the private sector, he had a long career in the Irish public service, having been Irish Ambassador to the United States of America and Secretary General of the Department of Foreign Affairs. Mr. Donlon is a director of Enba plc, and the University of Limerick Foundation Ltd. Mr. Donlon is a graduate of the University College Dublin and was conferred with an Honorary Doctorate of Civil and Canon Laws by the National University of Ireland in December 2008 and an Honorary Doctorate of Laws by the University of Limerick in January 2009.

James Fantaci has been a member of our board of directors since May 2007. Mr. Fantaci was the head of Babcock & Brown’s worldwide operating lease activities until November 2008. Mr. Fantaci retired from Babcock & Brown in May 2009. Prior to joining Babcock & Brown in 1982, Mr. Fantaci was senior vice president of the New York office of Matrix Leasing International and prior to that he served as assistant treasurer of the Bank of New York. Mr. Fantaci attended the New School for Social Research and graduated from Brooklyn College with a degree in Economics.

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

Susan M. Walton has been a member of our board of directors since June 2007. Ms. Walton is currently the Chief Executive Officer of the Pestalozzi International Village Trust, a charity registered in England and the Chief Executive Officer of Pestalozzi Enterprises Limited. Until September 2010, Ms. Walton was a sub-regional director of the environmental charity Groundwork London. Prior thereto, Ms. Walton was the chief executive of Hampshire & Isle of Wight Wildlife Trust (“HWT”), a leading wildlife conservation charity in England, where she was responsible for biodiversity projects in two counties and developing partnerships with key stakeholder groups. Prior to joining HWT in 2006, she served as general manager — structured finance and export credit, for Rolls-Royce Capital Limited for nine years. Ms. Walton was also a Principal at Babcock & Brown from 1989 to 1997 where she was responsible for producing and implementing Babcock & Brown’s annual European Aerospace marketing plan. Ms. Walton is a trustee for the Sussex Wildlife Trust, a trustee for the Sussex East Area Meeting of Quakers, a member of the Corporation of Sussex Coast College Hastings and a member of the High Weald AONB Sustainable Development Fund Panel. Ms. Walton holds a degree in Environmental Conservation from Birkbeck College, University of London.

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

Compensation of Directors

Each independent member of our board of directors receives an annual cash retainer of $100,000 payable in equal quarterly installments. Our chairman receives an additional $60,000 per year. Each independent director who is a chairman of a committee of the board of directors receives an additional $15,000 per year except our audit committee chairman who receives $15,000 per year. Our Manager appointed directors receive no additional compensation beyond their participation in the 2010 Plan.

We paid to our directors aggregate cash compensation of $0.6 million for services rendered during 2012. We do not have a retirement plan for our directors.

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

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permitted the grant of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. As of December 31, 2012, we had made all permitted grants under the 2010 Plan.

SARs entitle the holder to receive any increase in value between the grant date price of Fly’s ADSs and their value on the exercise date. RSUs entitle the holder to receive a number of Fly’s ADSs equal to the number of RSUs awarded upon vesting. The SARs and RSUs granted in 2010 vest in three equal installments on the last day of the sixth, 18th and 30th month following the date of grant, and expire on the tenth anniversary of the grant date. The SARs and RSUs granted in 2011 and 2012 vest in three equal installments on the first, second and third anniversary of the grant date. The Company settles SARs and RSUs with newly issued ADSs.

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

Audit Committee

Our Audit Committee is concerned primarily with the accuracy and effectiveness of the audits of our financial statements by our independent auditors. Its duties include:

•	selecting independent auditors for approval by our shareholders;

•	reviewing the scope of the audit to be conducted by our independent auditors, as well as the results of their audit;

•	approving audit and non-audit services provided to us by the independent auditors;

•	reviewing the organization and scope of our internal system of audit, financial and disclosure controls;

•	overseeing internal controls and risk management;

•	overseeing our financial reporting activities, including our annual report, and the accounting standards and principles followed;

•	reviewing and approving related-party transactions and preparing reports for the board of directors on such related-party transactions;

•	conducting other reviews relating to compliance by our employees with our policies and applicable laws; and

•	overseeing our internal audit function.

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

The table below sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as of March 13, 2013:

	Shares Beneficially Owned
Name	Number	Percent
Neuberger Berman Group LLC (1)	2,605,375	10.2%
Onex Corporation and certain affiliates (2)	1,752,848	6.3%
Summit Aviation Partners LLC (3)	1,503,138	5.4%
Ameriprise Financial, Inc (4)	1,345,226	5.2%

(1)	The information above and in this footnote is based on information taken from the Schedule 13G/A filed by Neuberger Berman Group LLC and Neuberger Berman LLC with the SEC on February 14, 2013. Neuberger Berman Group LLC and Neuberger Berman LLC have shared voting power over 2,478,925 ADSs and shared dispositive power over 2,605,375 ADSs.
(2)	The information above and in this footnote is based on information taken from the Schedule 13G filed with the SEC on January 9, 2013 by Onex Corporation, Onex Partners III GP LP, Onex Partners GP Inc., Onex US Principals LP, Onex Partners III PV LP, Onex Partners III Select LP, Onex Partners III LP, New PCo Investments Ltd., 1597257 Ontario Inc., American Farm Investment Corporation, ONCAN Canadian Holdings Ltd. and Gerald W. Schwartz (collectively, the “Onex Reporting Persons”). The Onex Reporting Persons have shared voting power over 1,752,848 ADSs and shared dispositive power over 1,752,848 ADSs.
(3)	The information above and in this footnote is based on information taken from the Schedule 13D filed by Steven Zissis, the Zissis Family Trust and Summit Aviation Partners LLC (collectively, the “Summit Reporting Persons”) with the SEC on January 9, 2013. The Summit Reporting Persons have shared voting power over 1,503,138 ADSs and shared dispositive power over 1,503,138 ADSs.
(4)	The information above and in this footnote is based on information taken from the Schedule 13G filed by Ameriprise Financial, Inc., Columbia Management Investment Advisers, LLC and Columbia Dividend Opportunity Fund with the SEC on February 13, 2013. Ameriprise Financial, Inc. and Columbia Management Investment Advisers, LLC have shared voting power over 60,063 ADSs and shared dispositive power over 1,345,226 ADSs. Columbia Dividend Opportunity Fund has sole voting power over 1,285,163 ADSs and shared dispositive power over 1,285,163 ADSs.

All ADS holders have the same voting rights.

As of February 28, 2013, 3,198,205 of our ADSs were held by 15 holders of record in the United States, not including ADSs held of record by Depository Trust Company, or DTC. As of February 28, 2013, DTC was the holder of record of 24,842,100 ADSs. To the best of our knowledge, 26,281,912 ADSs were beneficially owned by holders with U.S. addresses.

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

On October 14, 2011, in connection with the purchase of the GAAM Portfolio, we entered into new servicing agreements with respect to the aircraft in the GAAM Portfolio. See “Management Agreement - Servicing Agreements.”

On August 9, 2012, through a wholly-owned subsidiary, we entered into a senior secured term loan. In connection with the term loan, we entered into a servicing agreement with BBAM, which was subsequently amended, pursuant to which we pay $10,000 per month in administrative fees, 3.5% of rents collected and $1,000 per month per aircraft financed by the Term Loan.

On November 7, 2012, our subsidiary, Fly Acquisition II Limited, entered into a non-recourse senior secured revolving credit facility to finance the acquisition of additional aircraft. In connection with this financing, we entered into a servicing agreement with BBAM pursuant to which we pay $10,000 per month in administrative fees, 3.5% of rents collected and $1,000 per month per aircraft financed by the credit facility.

On December 28, 2012, in connection with the sale of our 15% investment in BBAM LP to Onex, we amended the Management Agreement with our Manager. See “Management Agreement.” In addition, Summit and Onex invested $25.0 million in 2,191,060 newly issued shares of Fly at a per share price of $11.41. We paid BBAM $1.7 million in one-time fees for services rendered in connection with these transactions.

MANAGEMENT AGREEMENT

General

We have a management agreement with our Manager which was recently amended on December 28, 2012 in conjunction with the sale of our 15% interest in BBAM LP to Onex. In discharging its duties under the management agreement, our Manager uses the resources provided to it by BBAM LP and its affiliates. These resources include the dedicated services of Messrs. Colm Barrington and Gary Dales, who serve as our chief executive officer and chief financial officer, respectively, but also remain employees of BBAM LP, the dedicated services of other members of our Manager’s core management team and the non-exclusive services of other personnel employed by BBAM LP.

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

The thresholds discussed in clauses (4) and (5) above are reviewed regularly by us and our Manager and may be increased by our board of directors (but shall not be decreased) having regard to changes in the value of money, changes in our market capitalization and any other principles agreed between us and our Manager. The thresholds discussed in clauses (2) and (3) may be increased or decreased by our board of directors in its sole discretion at any time by notice to our Manager. Amounts relating to transactions and third-party service providers entered into, appointed or retained by BBAM on our behalf pursuant to our servicing agreements or administrative agency agreements are not included in determining whether the thresholds discussed under this heading have been met or exceeded. Acquisitions of series of aircraft from non-affiliated persons are deemed not to be related matters for purposes of this provision.

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

In 2012, 2011 and 2010, the base and rent fees we incurred and payable to the Manager were approximately $3.8 million, $4.2 million and $4.4 million, respectively. However, this entire amount was offset by servicing fees paid to BBAM pursuant to our servicing agreements. See “— Fees and Expenses — Credit for Servicing Fees Paid.”

Until August 9, 2012, we paid our Manager a fee equal to 3.5% of the aggregate amount of basic rent actually collected for all or any part of a month for all aircraft held by B&B Air Acquisition. In 2012, 2011 and 2010, the rent fees we incurred and that were payable to the Manager were approximately $1.5 million, $2.8 million and $2.8 million, respectively.

Origination and Disposition Fees and Change of Control Fees. We generally pay our Manager a fee for each acquisition or sale of aircraft or other aviation assets equal to 1.5% of the gross acquisition cost in respect of acquisitions or the aggregate gross proceeds in respect of dispositions. However, with respect to the GAAM Portfolio, we agreed to pay our Manager a one-time acquisition fee of $12.5 million (approximately 0.9% of the $1.4 billion value of the GAAM Portfolio). In addition, we will pay the Manager a disposition fee equal to 2% of the gross proceeds in respect of the disposition of any of the aircraft in the GAAM Portfolio on or prior to October 14, 2013 if the gross proceeds on such disposition exceed the net book value of such aircraft. The disposition fee payable on any aircraft in the GAAM Portfolio after October 14, 2013 will be 1.5% of aggregate gross proceeds on such disposition. We also pay our Manager a fee of 1.5% of the aggregate gross consideration received in respect of any change of control of our company, which includes the acquisition of more than 50% of our common shares or the acquisition of all or substantially all of our assets.

In 2012, we paid our Manager origination fees of $0.9 million in connection with the acquisition of four additional aircraft. In 2011, we paid our Manager origination fees of $1.5 million in connection with the acquisition of three additional aircraft. In 2010, an origination fee of $0.6 million was incurred in connection with the purchase of one aircraft.

In 2012, we paid our Manager disposition fees of $1.2 million for the sale of four aircraft. Disposition fees of $2.1 million were incurred in 2011 in connection with the sale of two aircraft. Disposition fees of $1.6 million were incurred in 2010 in connection with the sale of four aircraft.

Administrative Agency Fees. We pay to our Manager an administrative agency fee equal to $750,000 per annum for each aircraft securitization financing (the amount of the administrative agency fee for each aircraft securitization financing we establish will be subject to adjustment as set forth below under “— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees”). In 2012, 2011 and 2010, we paid the Manager administrative agency fees totaling $0.8 million in respect of each year, but this amount was credited toward servicing fees paid pursuant to the Servicing Agreement between B&B Air Funding and BBAM.

Until August 9, 2012, our Manager was entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum. In 2012, 2011 and 2010, we paid the Manager administrative agency fees totaling $0.2 million in respect of each year, but this amount was credited toward servicing fees paid pursuant to the Servicing Agreement between B&B Air Acquisition and BBAM.

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

Break Fees

Our Manager is entitled to one-third of the value of any break, termination or other similar fees received by us (with such value to be reduced by any third-party costs incurred by or on behalf of us or by our Manager on behalf of us in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by us in any aircraft or other aviation assets. We did not pay any break fees to our Manager in 2012, 2011 and 2010.

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

Term and Termination

On December 28, 2012, in connection with the sale of our 15% interest in BBAM LP, the Management Agreement was amended to extend the term to December 28, 2022, with an automatic five year renewal period unless Fly makes a payment to the Manager equal to $8.0 million, subject to potential future adjustment.

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

•

if the directors in office on December 28, 2012 and any successor to any such director who was nominated or selected by a majority of the current directors and our Manager appointed directors, cease to constitute at least a majority of the board (excluding directors appointed by our Manager). (See “Board Appointees”.)

If our Manager terminates the management agreement upon the occurrence of any of the above, we will pay our Manager a fee as follows: (i) during the first five year term, an amount equal to three times the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date; (ii) during the second five year term, an amount an amount equal to two times the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date; (iii) during the third five year term, an amount an amount equal to the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date.

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

In 2012, 2011 and 2010, we paid BBAM servicing fees totaling $3.8 million, $4.1 million and $4.4 million, respectively.

BBAM is also entitled to additional servicing fees consisting of a sales fee for each sale of an aircraft equal to 1.5% of the aggregate gross proceeds in respect of dispositions of aircraft assets. In 2012, we paid additional servicing fees to BBAM of $0.7 million in connection with the sale of three aircraft. In 2011, we paid additional servicing fees to BBAM of $0.6 million in connection with the sale of one aircraft. In 2010, we paid additional servicing fees to BBAM totaling $1.6 million in connection with the sale of four aircraft.

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

In addition to the servicing agreement described above, B&B Air Funding has entered into an administrative services agreement with our Manager to act as its administrative agent and to perform various administrative services, including maintaining its books and records, procuring and supervising legal counsel, accounting, tax and other advisers. In consideration for such services, B&B Air Funding pays the administrative agent an annual fee of $750,000, subject to increases tied to a cost of living index, and will reimburse it for its expenses. For each of 2012, 2011, and 2010, we incurred administrative services fees totaling $0.8 million.

B&B Air Acquisition – Servicing Agreement

Until August 9, 2012, B&B Air Acquisition paid BBAM a servicing fee of $20,000 per month plus 3.5% of the monthly rents actually collected. In addition, BBAM received a sales fee equal to 1.5% of the cash proceeds collected with respect to the sale of any aircraft. In connection with the repayment of the B&B Air Acquisition Facility, the servicing agreement with BBAM was terminated on August 9, 2012. Fees paid to BBAM pursuant to this servicing agreement in 2012, 2011 and 2010 amounted to $1.7 million, $3.0 million and $3.1 million, respectively.

Term Loan and Fly Acquisition II Facility – Servicing Agreements

Under the Term Loan and Fly Acquisition II Facility, each of our servicing agreements with BBAM provide that we pay BBAM:

•	A fee equal to 3.5% of the monthly rents actually collected;

•	An administrative fee of $1,000 per month per aircraft;

•	An administrative fee of $10,000 per month and

•	A fee equal to 1.5% of the gross consideration collected with respect to any sale of the subject aircraft.

All Other Aircraft Acquired – Servicing Agreement

We have entered into servicing agreements with affiliates of BBAM with respect to the acquisition of other aircraft including the GAAM Portfolio. Under the terms of these servicing agreements, we will pay the servicers:

•	A fee equal to 3.5% of the monthly rents actually collected; and

•	An administrative fee of $1,000 per month per aircraft.

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

Rental and administrative fees paid to BBAM pursuant to these servicing agreements in 2012 and 2011 amounted to $8.0 million and $1.7 million, respectively. The rental and agency fees paid to BBAM pursuant to these servicing agreements in 2010 were insignificant.

In 2012, a disposition fee of $0.4 million was paid to BBAM in connection with the sale of an aircraft.

ITEM 8.	FINANCIAL INFORMATION

Consolidated statements and other financial information.

See Item 18 below for information regarding our consolidated financial statements and additional information required to be disclosed under this Item. No significant changes have occurred since the date of the annual financial statements included in this Annual Report.

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

Dividend

The table below shows the quarterly dividends we have paid and the total cash requirement for each dividend payment.

Dividend payment date	Dividends paid per share	Total cash outlay
2012:
November 20, 2012	$0.22	$5.7 million
August 20, 2012	$0.22	$5.7 million
May 21, 2012	$0.20	$5.1 million
February 17, 2012	$0.20	$5.1 million
2011:
November 21, 2011	$0.20	$5.1 million
August 19, 2011	$0.20	$5.1 million
May 20, 2011	$0.20	$5.1 million
February 18, 2011	$0.20	$5.3 million
2010:
November 19, 2010	$0.20	$5.3 million
August 20, 2010	$0.20	$5.4 million
May 20, 2010	$0.20	$5.7 million
February 19, 2010	$0.20	$6.1 million

On January 15, 2013, we declared a dividend of $0.22 per share or approximately $6.2 million payable on February 20, 2013 to shareholders of record at January 31, 2013.

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

As a Bermuda company, our ability to pay dividends is subject to certain restrictions imposed by Bermuda law.

ITEM 9.	THE OFFER AND LISTING

Our ADSs, each representing one common share, are traded on the New York Stock Exchange under the symbol “FLY.”

The following table sets forth the annual high and low market prices for our ADSs on the New York Stock Exchange:

	High	Low
2008	18.85	4.70
2009	10.29	2.50
2010	13.99	8.76
2011	14.58	10.00
2012	14.17	11.06

The following table sets forth the quarterly high and low market prices for our ADSs on the New York Stock Exchange for the two most recent financial years:

	High	Low
2011:
Quarter ending March 31, 2011	14.58	12.17
Quarter ending June 30, 2011	14.54	12.67
Quarter ending September 30, 2011	13.49	10.00
Quarter ending December 31, 2011	13.23	10.53
2012:
Quarter ending March 31, 2012	14.17	12.01
Quarter ending June 30, 2012	13.76	11.40
Quarter ending September 30, 2012	13.63	12.25
Quarter ending December 31, 2012	13.95	11.06

The following table sets forth the monthly high and low market prices for our ADSs on the New York Stock Exchange for the most recent six months:

	High	Low
2012:
September 2012	$13.63	$12.70
October 2012	13.95	13.12
November 2012	13.77	11.06
December 2012	12.57	11.65
2013:
January 2013	13.56	12.51
February 2013	13.95	12.62

ITEM 10.	ADDITIONAL INFORMATION

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

Material Contracts

The following is a list of material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, preceding the date of this Annual Report:

1)	Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. See Item 7 “Related Party Transactions — Servicing Agreement.”

2)	Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited. See Item 7 “Related Party Transactions — Administrative Services Agreements.”

3)	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.”

4)	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.”

5)	Aircraft Acquisition Facility, dated as of November 7, 2007 among Babcock & Brown Air Acquisition I Limited, the Lenders from time to time party thereto and Credit Suisse, New York Branch. See Item 5 “Liquidity and Capital Resources — Financing — Aircraft Acquisition Facility.”

6)	Servicing and Administrative Services Agreement, dated as of November 7, 2007 among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Acquisition I Limited and each Aircraft Subsidiary that becomes a party thereto. See Item 7 “Related Party Transactions — Servicing Agreement.”

7)	Amendment No. 1 to Servicing Agreement among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation dated April 29, 2010. See Item 7 “Related Party Transactions — Servicing Agreement.”

8)	First Amendment to Servicing Agreement among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited and Babcock & Brown Air Acquisition I Limited dated as of April 29, 2010. See Item 7 “Related Party Transactions — Servicing Agreement.”

9)	Third Amendment to the Warehouse Loan Agreement among Babcock & Brown Air Acquisition I Limited, the Designated Lenders party thereto and Credit Suisse, New York Branch dated as of April 29, 2010. See Item 5 “Liquidity and Capital Resources — Financing — Aircraft Acquisition Facility.”

10)	Amendment and Restatement Agreement dated as of August 1, 2011, among Baker & Spice Aviation Limited, Commercial Aviation Solutions Australia Pty. Ltd. as trustee for The Aviation Solutions Unit Trust, Coronet Aviation Australia Pty. Ltd. as trustee for The Barcom Aviation Unit Trust, the financial institutions referred to therein and Bank of Scotland plc (with the Amended and Restated Umbrella Loan Agreement dated August 1, 2011). See Item 5 “Liquidity and Capital Resources— Financing—BOS Facility.”

11)	Purchase Agreement dated as of July 29, 2011, among Fly Leasing Limited, the Sellers identified therein, Global Aviation Asset Management Pty. Ltd. as trustee of The Global Aviation Asset Management Unit Trust and Kafig Pty. Ltd. See Item 5 “Overview.”

12)	Loan Agreement dated as of November 14, 2007, among Global Aviation Holdings Fund Limited, GAHF (Ireland) Limited, Caledonian Aviation Holdings Limited and Norddeutsche Landesbank Girozentrale. See Item 5 “Liquidity and Capital Resources—Financing—Nord LB Facility.”

13)	Form of Loan Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. See Item 5 “Liquidity and Capital Resources—Financing—Nord LB Facility.”

14)	Form of Servicing Agreement among BBAM LLC, BBAM Aviation Services Limited and each company thereof. See Item 7 “Related Party Transactions—Servicing Agreement.”

15)	Term Loan Credit Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, Each Other Guarantor Party Referred to Therein, The Lenders Identified Therein, Citibank, N.A., Wells Fargo Bank Northwest, National Association and Citigroup Global Markets Inc. See Item 5 “Liquidity and Capital Resources—Financing—Term Loan.”

16)	Aircraft Mortgage and Security Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, The Initial Intermediate Lessees, The Initial Lessor Subsidiaries, The Additional Grantors Referred to Therein and Wells Fargo Bank Northwest, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Term Loan.”

17)	Senior Secured Credit Agreement dated as of November 7, 2012 among Fly Acquisition II Limited, the Subsidiary Guarantors Party thereto, the Lenders Party thereto, and Deutsche Bank Trust Company Americas, as Security Trustee and as Administrative Agent. See Item 5 “Liquidity and Capital Resources — Financing — Fly Acquisition II Facility.”

18)	Securities Purchase Agreement dated November 30, 2012 by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein.

19)	Purchase Agreement dated November 30, 2012 by and among BBAM Limited Partnership, Summit Aviation Partners LLC, Fly- BBAM Holdings, Ltd., Summit Aviation Management Co., Ltd. and persons identified therein.*

20)	First Amendment to Purchase Agreement dated December 28, 2012, by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein.

21)	First Amendment to Credit Agreement dated as of December 18, 2012, among Fly Funding II S.a.r.l., each Borrower Party, the Consenting Lenders and the Replacement Lenders, Well Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., as Administrative Agent. See Item 5 “Liquidity and Capital Resources—Financing—Term Loan.”

22)	Amended and Restated Fly Leasing Limited Management Agreement between Fly Leasing Limited and Fly Leasing Management Co. Limited dated December 28, 2012. See Item 7 “Related Party Transactions — Management Agreement.”

23)	Registration Rights Agreement dated as of December 28, 2012, by and among Fly Leasing Limited and each shareholder identified therein.

24)	Amended and Restated Servicing Agreement dated as of January 24, 2013, by and among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited. See Item 7 “Related Party Transactions — Servicing Agreement.”

*	Confidential treatment has been requested with certain portions of this exhibit. The exhibit omits the information subject to this confidential treatment request. The omitted information has been filed separately with the Securities and Exchange Commission.

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

Income Tax

Irish and Non-Irish Holders

Irish Holders. Individual Irish Holders are subject to income tax on the gross amount of any dividend (i.e., the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 41% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of any DWT. Individual Irish Holders may, depending on their circumstances, be subject to the Universal Social Chargewith effect from 1 January 2011. The Universal Social Charge will apply to all income where an individual has income in excess of €10,036 . The Universal Social Charge is charged at three different rates: 2% on the first €10,036; 4% on the next €5,980; and 7% on the aggregate income in excess of €16,016. Currently, individual Irish Holders may also, depending on their circumstances, be subject to Pay Related Social Insurance (PRSI) contributions of up to 4% in respect of dividend income.

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

Taxation of Capital Gains

Irish Holders. Irish Holders that acquire shares will generally be considered, for Irish tax purposes, to have acquired their shares at a base cost equal to the amount paid for shares. On subsequent dispositions, shares acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before shares acquired at a later time. Irish Holders that dispose of their shares will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realized from such disposition exceed the base cost of the common shares or ADSs disposed of and any incidental expenses. Disposals made on or after 6 December 2012 are subject to CGT at 33%. Unutilized capital losses from other sources generally can be used to reduce gains realized on the disposal of our shares.

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

Irish Capital Acquisitions Tax

A gift or inheritance of our shares will be within the charge to capital acquisitions tax (CAT) where the donor/deceased or the beneficiary is resident or ordinarily resident in Ireland at the date of the gift/inheritance or to the extent that the property of which the gift or inheritance consists is situated in Ireland at the relevant date. Special rules with regard to residence apply where an individual is not domiciled in Ireland. CAT is charged at a flat rate of 33% for gifts or inheritances taken on or after 6 December 2012 and there are various thresholds before the tax becomes applicable. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

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

U.S. Federal Income Tax Considerations

The following is a general discussion of the U.S. federal income taxation of us and of certain U.S. federal income tax consequences of acquiring, holding or disposing of the shares by U.S. Holders (as defined below) and information reporting and backup withholding rules applicable to both U.S. and Non-U.S. Holders (as defined below). It is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), issued and proposed income tax regulations (“Treasury Regulations”) promulgated thereunder, legislative history, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). In addition, the application and interpretation of certain aspects of the passive foreign investment company (“PFIC”) rules, referred to below, require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the U.S. Internal Revenue Service (“IRS”) or the courts. This summary does not address any aspect of U.S. federal non-income tax laws, such as U.S. federal estate and gift tax laws, and does not purport to address all of the U.S. federal income tax consequences applicable to us or to all categories of investors, some of whom may be subject to special rules including, without limitation, dealers in securities, commodities, or foreign currencies, financial institutions or “financial services entities,” insurance companies, holders of shares held as part of a “straddle,” “hedge,” “constructive sale,” “conversion transaction,” or other integrated transaction for U.S. federal income tax purposes, U.S. persons whose “functional currency” is not the U.S. dollar, persons who have elected “mark-to-market” accounting, persons who have not acquired their shares upon their original issuance, or in exchange for consideration other than cash, persons who hold their shares through a partnership or other entity which is a pass-through entity for U.S. federal income tax purposes, or persons for whom a share is not a capital asset, and persons holding, directly indirectly or constructively, 5% or more of our ADSs or underlying shares. The tax consequences of an investment in our shares will depend not only on the nature of our operations and the then-applicable U.S. federal tax principles, but also on certain factual determinations that cannot be made at this time, and upon a particular investor’s individual circumstances. No rulings have been or will be sought from the IRS regarding any matter discussed herein.

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

Taxation of U.S. Holders of Shares

We expect that we will be treated as a PFIC for U.S. federal income tax purposes for the current taxable year and future taxable years and that U.S. Holders of shares will be subject to the PFIC rules, as summarized below. However, no assurance can be given that we will or will not be considered a PFIC in the current or future years. The determination whether or not we are a PFIC is a factual determination that is made annually based on the types of income we earn and the value of our assets, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we are or are not a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. If we are currently or were to become a PFIC, U.S. Holders of shares would be subject to special rules and a variety of potentially adverse tax consequences under the Code.

Tax Consequences of PFIC Status. The Code provides special rules regarding certain distributions received by U.S. persons with respect to, and sales, exchanges and other dispositions, including pledges, of shares of stock in a PFIC. We will be treated as a PFIC if (i) 75% or more of our gross income is passive income or (ii) at least 50% of our assets are held for the production of, or produce, passive income in a taxable year, based on a quarterly average and generally by value, including our pro rata share of the gross income or assets of any company, U.S. or foreign, in which we are considered to own directly or indirectly 25% or more of the shares by value. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. Assuming we are a PFIC, our dividends will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. Holders. Thus, dividends (as determined for U.S. federal income tax purposes) will be taxed at the rate applicable to ordinary income of the U.S. Holder.

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

U.S. Holders may, instead of making a QEF election, make a “mark-to-market” election, recognizing as ordinary income or loss each year an amount equal to the difference, as of the close of the taxable year, between the fair market value of the shares and the U.S.

Holder’s adjusted tax basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth below would not apply for periods covered by the election. The U.S. Holder’s basis in the shares will be adjusted to reflect the amounts included or deducted pursuant to the election. A mark-to-market election is only available if our shares meet trading volume requirements on qualifying exchange.

Because we are a PFIC, if a U.S. Holder does not make a QEF election or mark-to-market election, then the following special rules will apply:

•

Excess distributions by us to a U.S. Holder would be taxed in a special way. “Excess distributions” are amounts received by a U.S. Holder with respect to our shares in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder’s holding period for shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our shares. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year in which we were a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax. The preferential U.S. federal income tax rates for dividends and long-term capital gain of individual U.S. Holders (as well as certain trusts and estates) would not apply, and special rates would apply for calculating the amount of the foreign tax credit with respect to excess distributions.

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

If a corporation is a PFIC for any taxable year during which a U.S. Holder holds shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to the U.S. Holder’s shares, even if the corporation no longer satisfies either the passive income or passive assets test described above, unless the U.S. Holder terminates this deemed PFIC status by electing to recognize gain, which will be taxed under the excess distribution rules as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

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

In addition, a U.S. Holder that is an individual (and, to the extent provided in future regulations, an entity), may be subject to recently-enacted reporting obligations with respect to shares and if the aggregate value of these and certain other “specified foreign financial assets” exceeds $50,000. If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply if holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation to file a Form TD F 90-22.1—Foreign Bank and Financial Accounts Report as a result of holding shares. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of shares.

Taxation of the Disposition of Shares. A U.S. Holder that has made a QEF election for the first year of its holding period will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the shares, which is usually the cost of such shares (as adjusted to take into account any QEF inclusion, which increases the basis of such shares, and any distribution, which decreases the basis of such shares) and the amount realized on a sale or other taxable disposition of the shares. If, as anticipated, the shares are publicly traded, a disposition of shares will be considered to occur on the “trade date,” regardless of the U.S. Holder’s method of accounting. If a QEF election has been made, capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate U.S. Holders.

Medicare Tax

Legislation enacted in 2010 requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% Medicare surtax on all or part of that U.S. Holder’s “net investment income”, which includes, among other items, dividends on, and capital gains from the sale or other taxable disposition of, the shares, subject to certain limitations and exceptions. This surtax applies to taxable years beginning after December 31, 2012. Prospective investors should consult their own tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the Equity Shares.

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

Taxation of Fly and Our Subsidiaries

Although Fly’s income is primarily subject to corporate tax in Ireland, part of our income is also subject to taxation in the United States, France and Australia.

Unless otherwise exempted by an applicable income tax treaty, a non-U.S. corporation that is directly or through agents engaged in a trade or business in the United States is generally subject to U.S. federal income taxation, at the graduated tax rates applicable to U.S. corporations, on the portion of such non-U.S. corporation’s income that is “effectively connected” with such trade or business. In addition, such a non-U.S. corporation may be subject to the U.S. federal branch profits tax on the portion of its “effectively connected earnings and profits” constituting “dividend equivalent amounts” at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty. In addition non-U.S. corporations that earn certain U.S. source income not connected with a U.S. trade or business can be subject to a 30% withholding tax on such gross income unless they are entitled to a reduction or elimination of such tax by an applicable treaty. Furthermore, even if a non-U.S. corporation is not engaged in a U.S. trade of business, certain U.S. source “gross transportation income” (which includes rental income from aircraft that fly to and from the United States) is subject to a 4% gross transportation tax in the United States unless a statutory or treaty exemption applies.

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

We had a 15% investment in BBAM LP, a Cayman Islands exempted limited partnership which wholly owned subsidiaries in the United States, Ireland, Bermuda, U.K., Singapore, Japan, Switzerland and the Cayman Islands. The U.S. subsidiaries were classified as disregarded entities and not were subject to entity level taxes for U.S. tax purposes. We received an allocated share of income, deductions and credits from BBAM LP and our share of the U.S. effectively connected income was subject to U.S. federal taxes and, as applicable, state and local taxes.

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

No assurances can be given, however, that we will continue to qualify each year for the benefits of the Irish Treaty or that we will not in the future be treated as maintaining a permanent establishment in the United States or having income that is effectively connected with the conduct of a trade or business in the United States. In order for us and our subsidiaries to be eligible for the benefits of the Irish Treaty for a particular fiscal year, we must each satisfy the requirements of Article 23 (Limitation on Benefits) of the Irish Treaty for that fiscal year. We will be eligible for the benefits of the Irish Treaty if the principal class of our shares is substantially and regularly traded on one or more recognized stock exchanges. Our shares will be considered substantially and regularly traded on one or more recognized stock exchanges in a fiscal year if: (1) trades in such shares are effected on such stock exchanges in more than de minimis quantities during every quarter; and (2) the aggregate number of shares traded on such stock exchanges during the previous fiscal year is at least 6% of the average number of shares outstanding during that taxable year. We satisfied this requirement for each of the years since our inception. If our shares cease to be treated as regularly traded, then we may no longer be eligible for the benefits of the Irish Treaty. Our subsidiaries that are Irish tax-resident will be eligible for benefits under the Irish Treaty if we hold, directly or indirectly, 50% or more of the vote and value of the subsidiary and we meet the regularly traded test described above.

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

Bermuda Tax Considerations

We are incorporated under the laws of Bermuda. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes, the Term Loan and other borrowings. As of December 31, 2012, 92 out of our 103 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining 11 leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swaps will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

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

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $23.2 million, and would have increased or decreased our revenues by $2.1 million on an annualized basis.

The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. Changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. As of December 31, 2012, the fair market value of our interest rate swap derivative liabilities, excluding accrued interest, was $49.0 million. A 100 basis-point increase or decrease in interest rate would increase or reduce the fair market value of our derivative liabilities by approximately $30.6 million or $29.9 million, respectively.

Foreign Currency Exchange Risk

We have leases pursuant to which we receive part of the lease payments in Euros or Australian dollars. We have entered into foreign currency hedging transactions related to these leases. Because of our swap agreements, changes in the foreign currency exchange would not have a material impact on our cash flows.

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

(a) Disclosure Controls and Procedures

As of December 31, 2012, an evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management of Fly Leasing Limited is responsible for establishing and maintaining adequate internal control over financial reporting for our company. With the participation of our Chief Executive Officer and our Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 using the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our independent auditor, Ernst & Young LLP, a registered public accounting firm, has issued their report which is included below.

(c) Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Fly Leasing Limited

We have audited Fly Leasing Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Fly Leasing Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Fly Leasing Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of Fly Leasing Limited and our report dated March 15, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Francisco, California

March 15, 2013

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our principal accountants for the year ended December 31, 2012 were Ernst & Young LLP.

The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2012 and 2011 and fees billed for other services rendered (in thousands):

	For the year ended December 31,
	2012		2011
	Amount	%	Amount	%
Audit fees(1)	$1,638	65%	$1,218	70.5%
Audit-related fees	—	—	—	—
Tax fees	303	12%	—	—
All other fees	579	23.0%	510	29.5%

Total	$2,520	100.0%	$1,728	100.0%

(1)	Audit fees include annual audit fees for Fly and its subsidiaries.

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors. The fees incurred in 2012 and 2011 were approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

The Company had a $30.0 million share repurchase program which expired in May 2012 (“2011 Repurchase Program”).

On May 2, 2012, our Board of Directors approved a new $25.0 million share repurchase program expiring in May 2013. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. We did not repurchase any shares in 2012.

The following table summarizes our repurchases of our common shares during 2012 and 2011 under our 2011 Repurchase Program and prior share repurchase programs:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Repurchased Plan	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs
March 1-31, 2011	23,135	$12.43	23,135	—
September 1-30, 2011	16,293	$10.91	16,293	$29.8 million	(1)
October 1-31, 2011	27,240	$10.82	27,240	$29.5 million	(1)

(1)	The 2011 Repurchase Program has been terminated.

In addition to the purchases made pursuant to the 2011 Repurchase Program and prior share repurchase programs, we also repurchased 1,035,438 shares held by a third party at a price of $11.93 per share or $12.3 million pursuant to a Stock Purchase Agreement on March 8, 2011.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 below for information regarding our financial statements and additional information required to be disclosed under this Item.

ITEM 18.	FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors

and Shareholders of Fly Leasing Limited

We have audited the accompanying consolidated balance sheets of Fly Leasing Limited as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fly Leasing Limited at December 31, 2012 and 2011, and consolidated results of its operations and its cash flows for each of the three years ended in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fly Leasing Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California

March 15, 2013

Fly Leasing Limited

Consolidated Balance Sheets

AS OF DECEMBER 31, 2012 AND 2011

(Dollar amounts in thousands, except par value data)

	December 31, 2012	December 31, 2011
Assets
Cash and cash equivalents	$163,124	$82,105
Restricted cash and cash equivalents	137,457	298,404
Rent receivables	3,124	3,186
Investment in unconsolidated subsidiaries	6,308	15,141
Flight equipment held for operating leases, net	2,616,864	2,762,289
Deferred tax asset, net	9,450	5,329
Fair market value of derivative assets	319	4,023
Other assets, net	32,026	28,021

Total assets	2,968,672	3,198,498

Liabilities
Accounts payable and accrued liabilities	15,662	10,429
Rentals received in advance	14,402	15,297
Payable to related parties	2,789	4,863
Security deposits	47,474	50,672
Maintenance payment liability	225,733	231,793
Secured borrowings, net	2,052,412	2,326,110
Fair market value of derivative liabilities	48,967	98,487
Other liabilities	29,231	17,814

Total liabilities	2,436,670	2,755,465

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 28,040,305 and 25,685,527 shares issued and outstanding at December 31, 2012 and 2011, respectively	28	26
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	482,733	455,186
Retained earnings	83,138	57,982
Accumulated other comprehensive loss, net	(33,897)	(70,161)

Total shareholders’ equity	532,002	443,033

Total liabilities and shareholders’ equity	$2,968,672	$3,198,498

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Dollar amounts in thousands, except per share data)

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Revenues
Operating lease revenue	$376,437	$230,716	$219,655
Equity earnings from unconsolidated subsidiaries	9,383	5,647	2,901
Gain on sale of aircraft	8,360	9,137	13,449
Gain on sale of investment in unconsolidated subsidiary	36,882	—	—
Gain on sale of option to purchase notes payable	—	—	12,501
Lease termination settlement	—	2,135	2,298
Interest and other income	1,634	1,154	2,861

Total revenues	432,696	248,789	253,665

Expenses
Depreciation	136,633	95,718	84,032
Aircraft impairment	11,382	7,500	—
Interest expense	142,491	90,547	75,748
Debt extinguishment costs	7,628	—	—
Selling, general and administrative	40,192	27,248	25,413
Ineffective, dedesignated and terminated derivatives	31,871	—	—
Acquisition costs	—	18,038	—
Debt purchase option amortization	—	—	947
Maintenance and other costs	10,968	4,400	4,651

Total expenses	381,165	243,451	190,791

Net income before provision for income taxes	51,531	5,338	62,874
Provision for income taxes	3,862	4,242	10,207

Net income	$47,669	$1,096	$52,667

Weighted average number of shares:
Basic	25,792,932	25,843,348	28,264,227
Diluted	25,961,605	25,992,062	28,307,971
Earnings per share:
Basic	$1.81	$0.03	$1.86
Diluted	$1.80	$0.03	$1.86
Dividends declared and paid per share	$0.84	$0.80	$0.80

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statements of Comprehensive Income

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010 (UNAUDITED)

(Dollar amounts in thousands)

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Net income	$47,669	$1,096	$52,667
Other comprehensive income, net of tax
Change in fair value of derivatives, net of deferred tax (1)	9,075	(4,959)	(12,885)
Reclassification from other comprehensive income into earnings due to termination of derivative liabilities, net of deferred tax (2)	27,479	—	—
Reclassification from other comprehensive income into earnings, net of deferred tax (3)	(290)	1,464	387

Comprehensive income (loss)	$83,933	$(2,399)	$40,169

(1)	Deferred tax expense was $1.4 million and deferred tax benefit was $0.5 million and $1.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.
(2)	Deferred tax expense was $3.9 million for the year ended December 31, 2012.
(3)	Deferred tax benefit was $41,000 and deferred tax expense was $0.2 million and $38,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statements of Shareholders’ Equity

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollar amounts in thousands)

	Manager Shares		Common Shares		Additional Paid-in	Retained Earnings	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Loss, net	Equity
Balance December 31, 2009	100	$—	30,279,948	30	490,818	47,844	(54,168)	484,524

Dividends to shareholders	—	—	—	—	—	(22,407)	—	(22,407)
Dividend equivalent	—	—	—	—	—	(120)	—	(120)
Shares repurchased	—	—	(3,652,579)	(3)	(35,484)	—	—	(35,487)
Shares issued in connection with vested share grants	—	—	80,132	—	(4)	—	—	(4)
Share-based compensation	—	—	—	—	3,720	—	—	3,720
Capital contribution from Babcock & Brown	—	—	—	—	4,509	—	—	4,509
Net income	—	—	—	—	—	52,667	—	52,667
Net change in the fair value of derivatives, net of deferred tax asset of $1,840	—	—	—	—	—	—	(12,885)	(12,885)
Reclassified from other comprehensive income into earnings, net of deferred tax of $38	—	—	—	—	—	—	387	387

Balance December 31, 2010	100	$—	26,707,501	27	463,559	77,984	(66,666)	474,904

Dividends to shareholders	—	—	—	—	—	(20,738)	—	(20,738)
Dividend equivalent	—	—	—	—	—	(360)	—	(360)
Shares repurchased	—	—	(1,102,106)	(1)	(13,141)	—	—	(13,142)
Shares issued in connection with vested share grants	—	—	80,132	—	—	—	—	—
Share-based compensation	—	—	—	—	4,768	—	—	4,768
Net income	—	—	—	—	—	1,096	—	1,096
Net change in the fair value of derivatives, net of deferred tax asset of $470	—	—	—	—	—	—	(4,959)	(4,959)
Reclassified from other comprehensive income into earnings, net of deferred tax of $209	—	—	—	—	—	—	1,464	1,464

Balance December 31, 2011	100	—	25,685,527	$26	$455,186	$57,982	$(70,161)	$443,033

Dividends to shareholders	—	—	—	—	—	(21,629)	—	(21,629)
Dividend equivalent	—	—	—	—	—	(884)	—	(884)
Shares issued in connection with vested share grants	—	—	163,718	—	—	—	—	—
Shares issued to Onex and Summit, net of commission of $1,086	—	—	2,191,060	2	23,912	—	—	23,914
Share-based compensation	—	—	—	—	3,635	—	—	3,635
Net income	—	—	—	—	—	47,669	—	47,669
Net change in the fair value of derivatives, net of deferred tax liability of $1,456	—	—	—	—	—	—	9,075	9,075
Reclassification from other comprehensive income into earnings due to termination of derivative liabilities, net of deferred tax liability of $3,926	—	—	—	—	—	—	27,479	27,479
Reclassified from other comprehensive income into earnings, net of deferred tax of $41	—	—	—	—	—	—	(290)	(290)

Balance December 31, 2012	100	—	28,040,305	$28	$482,733	$83,138	$(33,897)	$532,002

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Dollar amounts in thousands)

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Cash Flows from Operating Activities
Net Income	$47,669	$1,096	$52,667
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity earnings from unconsolidated subsidiaries	(9,383)	(5,647)	(2,901)
Gain on sale of option to purchase notes payable	—	—	(12,501)
Gain on sale of aircraft	(8,360)	(9,137)	(13,449)
Gain on sale of investment in unconsolidated subsidiary	(36,882)	—	—
Depreciation	136,633	95,718	84,032
Aircraft impairment	11,382	7,500	—
Amortization of debt issuance costs and extinguishment costs	10,589	7,471	8,788
Amortization of lease incentives	6,989	6,856	5,095
Amortization of debt purchase option	—	—	947
Amortization of lease discounts/premiums and other items	6,281	1,307	366
Amortization of GAAM acquisition date fair market value adjustments	23,611	5,838	—
Amortization of terminated swaps	(331)	—	—
Share-based compensation	3,635	4,768	3,720
Deferred income taxes	(8,180)	2,562	9,069
Unrealized loss (gain) on derivative instruments	31,871	(1,489)	(303)
Professional fees paid by Babcock & Brown	—	—	2,180
Security deposits and maintenance payment liability relieved	(47,694)	(3,911)	(14,197)
Security deposits and maintenance payment claims applied towards operating lease revenues	(7,671)	—	—
Changes in operating assets and liabilities:
Rent receivables	(1,070)	120	(60)
Other assets	5,644	(1,913)	—
Payable to related parties	(4,837)	1,781	(8,178)
Accounts payable and accrued liabilities	8,148	2,415	963
Rentals received in advance	(1,240)	(2,923)	212
Other liabilities	13,578	(2,135)	(1,225)

Net cash flows provided by operating activities	180,382	110,277	115,225

Cash Flows from Investing Activities
Investment in unconsolidated subsidiaries	—	(28,054)	(8,750)
Distributions from unconsolidated subsidiaries	6,269	26,951	916
Proceeds from sale of investment in BBAM LP	49,500	—	—
Purchase of GAAM Portfolio, net of cash assumed	—	(113,623)	—
Purchase of additional flight equipment	(50,803)	(52,128)	(41,659)
Proceeds from sale of aircraft	67,740	126,913	100,911
Lessor contribution to maintenance	(16,626)	(11,312)	(4,068)

Net cash flows provided by (used in) investing activities	56,080	(51,253)	47,350

Cash Flows from Financing Activities
Restricted cash and cash equivalents	160,947	(21,712)	(25,694)
Security deposits received	9,398	3,567	5,186
Security deposits returned	(4,257)	(3,703)	(4,089)
Maintenance payment liability receipts	57,892	53,515	44,398
Maintenance payment liability disbursements	(28,150)	(14,544)	(6,143)
Proceeds from sale of option to purchase notes payable	—	—	12,501
Proceeds from secured borrowings	459,200	46,596	35,442
Debt issuance costs	(16,483)	(801)	(221)
Repayment of secured borrowings	(847,607)	(204,867)	(98,551)
Proceeds from sale of notes payable	87,282	33,765	—

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Proceeds from (payment for) termination of interest rate swap contract	(35,066)	1,398	745
Shares repurchased	—	(13,142)	(35,487)
Proceeds from issuance of shares, net of fees paid	23,914	—	—
Dividends	(21,629)	(20,738)	(22,407)
Dividend equivalents	(884)	(360)	(120)

Net cash flows used in financing activities	(155,443)	(141,026)	(94,440)

Net increase (decrease) in cash	81,019	(82,002)	68,135
Cash at beginning of period	82,105	164,107	95,972

Cash at end of period	$163,124	$82,105	$164,107

Supplemental Disclosure:
Cash paid during the period for:
Interest	$118,672	$74,804	$65,688
Taxes	2,057	1,381	1,193
Noncash Activities:
Security deposits and maintenance payment liability disbursements applied as rentals received in advance	345	—	—
Security deposits assumed on purchase of flight equipment	1,080	—	—
Maintenance reserves assumed on purchase of flight equipment	8,482	—	—
Security deposit applied to rent receivables	1,128	—	769
Withholding taxes netted against distributions received from BBAM LP	1,847	1,264	1,080
Security deposits netted against sales price from sale of flight equipment	2,170	1,700	791
Security deposits netted against end of lease payments	—	—	2,280
Maintenance payment liabilities and claims netted against end of lease payments	—	—	436
Rent received netted against sales price from sale of flight equipment	—	—	319
Maintenance payment liabilities and claims netted against sales price from sale of flight equipment	—	8,006	5,411
Maintenance payment claim applied to rent receivables	—	—	1,416
Debt issuance costs netted with proceeds from secured borrowings	—	1,402	2,267
Capital contribution from Babcock & Brown	—	—	4,509

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Notes to Consolidated Financial Statements

For the year ended December 31, 2012

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

On April 29, 2010, the Company through its wholly-owned subsidiary, Fly-BBAM Holdings, Ltd. (“Fly-BBAM”), purchased a 15% interest in BBAM Limited Partnership (“BBAM LP”), a newly formed, privately-held aircraft leasing and management business for $8.75 million. Summit owned the remaining 85% interest in BBAM LP. On December 28, 2012, the Company sold its 15% interest in BBAM LP for $49.5 million to Onex Corporation and its affiliate (collectively, “Onex”). Concurrently with the closing of this transaction, Onex and Summit purchased 2,191,060 newly issued common shares of the Company for an aggregate of $25.0 million or $11.41 per share. BBAM LP provides management and administrative services to Fly, including servicing of its aircraft portfolio.

GAAM PORTFOLIO ACQUISITION

On October 14, 2011, the Company completed the acquisition of a portfolio of 49 aircraft and other assets (“GAAM Portfolio”) valued at approximately $1.4 billion and managed by Global Aviation Asset Management (“GAAM”). The purchase was funded with approximately $141.7 million of the Company’s unrestricted cash and the assumption of approximately $1.2 billion of secured, non-recourse debt. The Company incurred approximately $18.0 million in expenses in connection with the acquisition. These expenses include a one-time $12.5 million fee to BBAM LP for arranging the acquisition.

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

Other types of risk encountered by the Company include the following:

•

The success of the Company is dependent on the performance of the commercial aviation industry. A downturn in the industry could adversely impact the lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s aircraft.

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

RESTRICTED CASH AND CASH EQUIVALENTS

Pursuant to certain of the Company’s debt facilities, payments received from lessees serve as collateral to the lenders and are thus subject to withdrawal restrictions. The Company’s restricted cash and cash equivalents consist primarily of (i) security deposits and certain maintenance payments received from lessees under the terms of various lease agreements, (ii) a portion of rents collected which may be required to be held as cash collateral and (iii) other cash, which may be subject to withdrawal restrictions pursuant to the Company’s credit agreements as further described in Note 6.

All restricted cash is held by major financial institutions in segregated accounts.

RENT RECEIVABLES

Rent receivables represent unpaid lessee obligations under existing lease contracts. Any allowance for doubtful accounts is established on a specific identification basis and is maintained at a level believed by management to be adequate to absorb probable losses inherent in rent receivables. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor’s operating environment. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends impacting the lessees and its credit worthiness, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2012 and 2011, the Company had no allowance for doubtful accounts, although the Company had two lessees on non-accrual status as of these dates. The Company recognizes revenue from the two lessees when cash is received.

INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

Fly has a 57.4% interest in Fly-Z/C Aircraft Holdings LP (“Fly-Z/C LP”). On December 28, 2012, Fly sold its 15.0% interest in BBAM LP to Onex.

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

Flight equipment held for sale is not depreciated. Subsequent changes to the asset’s fair value, either increases or decreases, are recorded as adjustments to the carrying value of the flight equipment. However, any such adjustment will not exceed the original carrying value of the flight equipment held for sale. There was no flight equipment held for sale as of December 31, 2012 and 2011.

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

IMPAIRMENT OF FLIGHT EQUIPMENT

The Company evaluates flight equipment for impairment when circumstances indicate that the carrying amounts of such assets may not be recoverable. The Company’s evaluation of impairment indicators include, but are not limited to, recent transactions for similar aircraft, adverse changes in market conditions for specific aircraft types, third party appraisals of specific aircraft, published values for similar aircraft, any occurrences of adverse changes in the aviation industry and the overall market conditions that could impact the fair value of our aircraft. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will assess whether the carrying values of the flight equipment exceed the fair values and an impairment loss is required. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value. See Note 16 – Fair Value Measurements.

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

The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs. For the years ended December 31, 2012 and 2011, the Company recognized impairment losses of $11.4 million and $7.5 million, respectively. The impairment losses were related to two Boeing 737-500 aircraft which were manufactured in 1992 and an Airbus A320-200 aircraft which was manufactured in 2002. The leases related to the Boeing 737-500 aircraft expired in 2012 and the Company disposed of the aircraft in 2013. The Airbus A320-200 aircraft has been written down to its net realizable value and it was sold during the first quarter of 2013. There was no impairment loss recognized for the year ended December 31, 2010.

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

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income, net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item or that do not qualify for hedge treatment are recognized directly into income.

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

SECURITY DEPOSITS

In the normal course of leasing aircraft to third parties under its lease agreements, the Company receives cash or letters of credit as security for certain contractual obligations. At December 31, 2012 and 2011, security deposits represent cash received from the lessee that is held on deposit until termination of the lease. Security deposits are returned to the lessee at lease termination or taken into income if the lessee fails to perform under their lease.

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

SHARE-BASED COMPENSATION

The Company has a 2010 Omnibus Incentive Plan (“2010 Plan”) which permitted the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. In May 2012, the Company made an additional aggregate grant of 300,000 SARs and RSUs to certain employees of BBAM LP, who provide services to the Company pursuant to management and servicing agreements. As of December 31, 2012 and 2011, the Company had made grants aggregating 1,500,000 and 1,200,000 of total share grants under the 2010 Plan, respectively.

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

The Company applies a recognition threshold of more-likely-than-not to be sustained in the examination of tax uncertainty in income taxes. Measurement of the tax uncertainty occurs if the recognition threshold has been met. The Company has elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during the years ended December 31, 2012, 2011 and 2010.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued an accounting standard update to achieve common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards (“IFRS”). The update does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The accounting standard update is effective for interim and annual periods beginning in 2012. The accounting standard update did not have a material impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued an accounting standard to facilitate convergence between GAAP and IFRS by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The standard requires all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The standard is effective for interim and annual periods beginning in 2012. The Company adopted the standard of presenting components of other comprehensive income in a separate statement of comprehensive income.

3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASES

As of December 31, 2012 and 2011, the Company had 109 aircraft held for operating leases. During the year ended December 31, 2012, the Company purchased four aircraft for a total acquisition cost of $60.4 million. To partially finance the acquisitions, the Company entered into loan agreements with an international commercial bank to borrow a total of $50.0 million.

On October 14, 2011, the Company completed the acquisition of the GAAM Portfolio consisting of 49 aircraft valued at approximately $1.4 billion. The Company also purchased three additional aircraft for a total purchase price of $102.9 million in 2011.

During the year ended December 31, 2012, the Company sold four aircraft and recognized a pre-tax gain on sale totaling $8.4 million. A portion of the proceeds received was used to repay the debt associated with the four aircraft. During the year ended December 31, 2011, the Company sold two aircraft and recognized a gain on sale of $9.1 million. In connection with the aircraft sales, the Company repaid debt of $124.8 million.

For the years ended December 31, 2012 and 2011, the Company recognized impairment losses of $11.4 million and $7.5 million, respectively. The impairment losses were related to two Boeing 737-500 aircraft which were manufactured in 1992 and an Airbus A320-200 aircraft which was manufactured in 2002. The leases related to the Boeing 737-500 aircraft expired in 2012 and the Company disposed of the aircraft in 2013. The Airbus A320-200 aircraft has been written down to its net realizable value and it was sold during the first quarter of 2013. There was no impairment loss recognized for the year ended December 31, 2010.

Flight equipment held for operating leases consist of the following:

	December 31, 2012	December 31, 2011
	(Dollars in thousands)
Cost	$3,047,274	$3,070,820
Accumulated depreciation	(430,410)	(308,531)

Net flight equipment held for operating leases	$2,616,864	$2,762,289

The Company capitalized $11.4 million and $8.0 million, respectively, of major maintenance expenditures for the years ended December 31, 2012 and 2011. These amounts have been included in flight equipment held for operating leases.

The classification of the net book value of flight equipment held for operating leases and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the aircraft lessee.

The distribution of the net book value of flight equipment held for operating leases by geographic region is as follows:

	December 31, 2012		December 31, 2011
	(Dollars in thousands)
Europe:
United Kingdom	$365,411	14%	$383,234	14%
Germany	107,568	4%	190,793	7%
Other	606,507	23%	641,654	23%

Europe — Total	1,079,486	41%	1,215,681	44%

Asia and South Pacific:
China	300,568	11%	317,082	12%
India	146,659	6%	241,715	9%
Australia	128,584	5%	152,115	6%
Other	137,327	5%	83,838	2%

Asia and South Pacific — Total	713,138	27%	794,750	29%

North America:
United States	266,603	10%	281,991	10%
Other	34,650	2%	36,138	1%

North America — Total	301,253	12%	318,129	11%

Mexico, South and Central America:
Mexico	169,710	6%	178,321	7%
Other	97,319	4%	84,135	3%

Mexico, South and Central America — Total	267,029	10%	262,456	10%

Middle East and Africa — Total	163,489	6%	171,273	6%
Off-Lease — Total	92,469	4%	—	—

Total flight equipment held for operating leases, net	$2,616,864	100%	$2,762,289	100%

At December 31, 2012, aircraft held for operating leases were on lease to 55 lessees in 32 countries. The Company had six aircraft that were off-lease at December 31, 2012. At December 31, 2011, aircraft held for operating leases were on lease to 53 lessees in 29 countries.

The distribution of operating lease revenue by geographic region for the years ended December 31, 2012, 2011 and 2010 is as follows:

	Year ended December 31, 2012		Year ended December 31, 2011		Year ended December 31, 2010
	(Dollars in thousands)
Europe:
United Kingdom	$45,916	12%	$19,444	8%	$9,255	4%
Germany	28,746	8%	15,560	7%	15,284	7%
Other	95,666	25%	74,387	32%	80,965	37%

Europe — Total	170,328	45%	109,391	47%	105,504	48%

Asia and South Pacific:
India	39,312	10%	22,341	10%	24,430	11%
China	36,918	10%	13,620	6%	15,636	7%
Australia	25,280	7%	5,392	2%	—	—
Other	9,226	3%	5,896	2%	4,882	2%

Asia and South Pacific — Total	110,736	30%	47,249	20%	44,948	20%

North America:
United States	41,311	11%	39,088	17%	41,725	19%
Other	3,891	1%	3,891	2%	4,932	2%

North America — Total	45,202	12%	42,979	19%	46,657	21%

Mexico, South and Central America:
Mexico	18,843	5%	16,276	7%	18,781	9%
Other	12,630	3%	1,687	1%	—	—

Mexico, South and Central America — Total	31,473	8%	17,963	8%	18,781	9%

Middle East and Africa — Total	18,698	5%	13,134	6%	3,765	2%

Total Operating Lease Revenue	$376,437	100%	$230,716	100%	$219,655	100%

The Company had no customer that accounted for 10% or more of total operating lease revenue for the years ended December 31, 2012, 2011 and 2010. The Company had two lessees which it placed on non-accrual status due to concerns about the lessees’ financial condition and only recognized revenue as cash was received. As of December 31, 2012, the Company had three aircraft on lease to these two lessees. During the years ended December 31, 2012, 2011 and 2010, the Company recognized revenue of $7.5 million, $10.4 million and $11.0 million, respectively, from these two lessees. The Company terminated the leases related to these three aircraft during the first quarter of 2013.

For the years ended December 31, 2012, 2011 and 2010, the Company recognized end of lease revenues totaling $49.8 million, $2.9 million and $21.4 million, respectively.

The amortization of lease premiums, net of lease discounts which have been included as a component of operating lease revenue was approximately $7.5 million for the year ended December 31, 2012. The amortization of lease discounts, net of lease premiums, was $1.9 million and $0.3 million for the years ended December 31, 2011 and 2010, respectively.

As of December 31, 2012 and 2011, the weighted average remaining lease term of the Company’s aircraft held for operating leases was 3.2 and 3.6 years, respectively.

Presented below are the contracted future minimum rental payments due under non-cancellable operating leases, as of December 31, 2012. For leases that have floating rental rates based on the six-month LIBOR, the future minimum rental payments due assume that the rental payment due as of December 31, 2012 is held constant for the duration of the lease.

Year ending December 31,	(Dollars in thousands)
2013	$299,730
2014	253,831
2015	192,541
2016	116,595
2017	79,696
Thereafter	42,542

Future minimum rental payments under operating leases	$984,935

For the years ended December 31, 2012, 2011 and 2010, amortization of lease incentives recorded as a reduction of operating lease revenue totaled $7.0 million, $6.9 million and $5.1 million, respectively. At December 31, 2012, lease incentive amortization for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)
2013	$8,010
2014	8,279
2015	7,739
2016	5,412
2017	3,728
‘Thereafter	3,254

Future amortization of lease incentives	$36,422

In connection with the early termination of four leases in a prior period, the Company reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, the Company received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million that was paid in monthly installments through 2011 with interest at 8.0% per annum. During the years ended December 31, 2011 and 2010, payments totaling $2.1 million and $2.3 million, respectively, were received.

4. INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

Summarized financial information of the Company’s investment in unconsolidated subsidiaries is presented below (in thousands):

	As of December 31,
	2012	2011
Total assets (1)	$35,192	$113,435
Total liabilities (1)	25,250	78,570

	For the year ended December 31,
	2012	2011	2010
Total revenues	$159,356	$121,452	$67,470
Net income	58,565	42,905	22,385

(1)	Excludes the financial information of BBAM LP as of December 31, 2012. The Company sold its interest in BBAM LP on December 28, 2012.

Investment in BBAM LP

On April 29, 2010, the Company through its wholly-owned subsidiary, Fly-BBAM, purchased a 15% interest in BBAM LP, a privately-held aircraft leasing and management business for $8.75 million. BBAM provides management and administrative services to Fly, including servicing of its aircraft portfolio. On December 28, 2012, the Company sold its 15% interest in BBAM LP to Onex for $49.5 million and recognized a gain of $36.9 million.

For the years ended December 31, 2012, 2011 and 2010, the Company recognized $7.8 million, $5.4 million and $2.9 million, respectively, in equity earnings from its investment in BBAM LP. The Company amortized the difference between the cost of its initial investment and its share of underlying equity in the net assets of BBAM LP against its equity earnings from BBAM LP. The Company received distributions totaling $6.0 million and $5.0 million during the years ended December 31, 2012 and 2011, respectively.

Investment in Fly-Z/C LP

On February 9, 2011, the Company made a $16.4 million investment for a 57.4% limited partnership interest in Fly-Z/C LP, a joint venture that was formed for the purpose of acquiring, financing and eventually selling four commercial jet aircraft. Summit has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner of the joint venture. During the year ended December 31, 2012, the Company recognized equity earnings of $1.6 million and received distributions of $0.5 million. During the year ended December 31, 2011, the Company recognized equity earnings of $0.3 million and received distributions of $23.2 million, of which $22.2 million was received in connection with the completion of a $40.0 million debt financing by the joint venture.

5. OTHER ASSETS

The principal components of the Company’s other assets are as follows:

	December 31, 2012	December 31, 2011
	(Dollars in thousands)
Loan issuance costs, net	$18,461	$8,819
Lease premiums	8,718	14,833
Other assets	4,847	4,369

Total other assets	$32,026	$28,021

For the years ended December 31, 2012, 2011 and 2010, the Company amortized $3.2 million, $6.5 million and $8.1 million, respectively, of loan issuance cost into interest expense.

6. SECURED BORROWINGS

The Company’s secured borrowings balance, net of unamortized debt discounts, as of December 31, 2012 is presented below:

	Net carrying value as of December 31,		Weighted average interest rate as of December 31,		Maturity date
	2012	2011	2012	2011
	(in thousands)
Notes Payable	$639,281	$599,805	0.88%	0.95%	November 2033
B&B Air Acquisition Facility	—	425,931	—	2.86%	—
Nord LB Facility	490,717	569,909	4.14%	3.98%	November 2018
BOS Facility	268,625	479,561	5.18%	4.98%	April 2013 – December 2017
Term Loan	377,646	—	5.75%	—	August 2018
Other aircraft secured borrowings	276,143	216,395	5.54%	5.70%	December 2013 – February 2019
Other secured borrowing	—	34,509	—	0.58%	—

Total	$2,052,412	$2,326,110

Future Minimum Principal Payments

During the year ended December 31, 2012, the Company made principal payments on its secured borrowings totaling $847.6 million. The anticipated future minimum principal payments due for its secured borrowings are as follows:

Year ending December 31,	(Dollars in thousands)
2013	$231,599
2014	284,354
2015	219,019
2016	143,437
2017	220,706
Thereafter	1,016,224

Future minimum principal payments due	$2,115,339

Notes Payable

	Balance as of
	December 31, 2012	December 31, 2011
	(in thousands)
Outstanding principal balance:
Notes issued	$660,444	$606,751
Unamortized discount	(21,163)	(6,946)

Notes payable, net	$639,281	$599,805

On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”) at an offering price of 99.71282%. The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. Interest is payable monthly based on the current one-month LIBOR plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and in certain circumstances, principal on the Notes.

As of December 31, 2012 and 2011 accrued interest on the Notes totaled $0.3 million in each period.

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

In 2009, the Company repurchased through a wholly-owned subsidiary, an aggregate principal amount of $169.4 million of the Notes for $83.0 million. These amounts include $50.0 million principal amount of Notes purchased on exercise of an option.

During the year ended December 31, 2010, the Company sold to an unrelated third party its remaining option to purchase up to $50.0 million principal amount of Notes for 48% of the principal amount and received $12.5 million as consideration.

In 2011, the Company sold $40.8 million principal amount of these repurchased Notes for $33.8 million. In the first quarter of 2012, the Company sold the remaining $106.7 million principal amount of repurchased Notes for $87.3 million. The resulting discount of $26.4 million is being amortized over the remaining term of the Notes. As of December 31, 2012 and 2011, the outstanding principal amount of the Notes was $660.4 million and $606.8 million, respectively.

Until August 2012, there were scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. In 2012 and 2011, the Company made principal payments of $14.4 million and $10.6 million, respectively, net of $0.1 million and $1.9 million, respectively, which were paid back to the Company in respect of the Notes it previously held.

Commencing August 2012, all revenues collected during each monthly period have been applied to service the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments. The final maturity date of the Notes is November 14, 2033.

Prior to August 2012, a portion of the proceeds received from the sale of any aircraft included in the Initial Portfolio was applied to repay the debt allocated to such aircraft. In 2012, three aircraft were sold and the Company repaid debt of $38.8 million associated with these aircraft. The Company wrote-off loan costs and unamortized discounts of $1.5 million associated with the repaid debt. In connection with the sale of aircraft in 2011, the Company repaid approximately $26.1 million of associated debt and approximately $3.9 million was returned to the Company’s subsidiary, in respect of the Notes it purchased.

The Company may, on a payment date, redeem the Notes in whole or from time to time in part, at the outstanding principal amount, together with accrued and unpaid interest, as specified in the indenture governing the Notes.

B&B Air Funding is subject to financial and operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. Commencing August 2012, it was subject to an interest coverage ratio. A breach of the covenants could result in the acceleration of the Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale. As of December 31, 2012, B&B Air Funding was not in default under the Notes.

On April 29, 2010, the servicing agreement for B&B Air Funding was amended to include the following servicer termination events:

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

In connection with the issuance of the Notes, B&B Air Funding entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Note Liquidity Facility. As of December 31, 2012 and 2011, B&B Air Funding had not drawn on the Note Liquidity Facility.

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

Aircraft Acquisition Facility

Aircraft Acquisition Facility:	Balance as of December 31, 2012	Balance as of December 31, 2011
	(Dollars in thousands)
Principal — Tranche A	$—	$241,931
Principal — Tranche B	—	184,000

Borrowings under B&B Air Acquisition Facility	—	425,931
Equity Tranche	—	96,000

Total facility	$—	$521,931

In November 2007, B&B Air Acquisition entered into a credit facility that provided for aircraft financing (“B&B Air Acquisition Facility”). The facility was funded in two tranches, Tranche A and B. Tranche A was senior to Tranche B. Borrowings under the B&B Air Acquisition Facility incurred interest at a rate based on one-month LIBOR plus an applicable margin. The applicable margins for Tranche A and B were 1.50% per annum and 4.00% per annum, respectively.

On August 9, 2012, the B&B Air Acquisition Facility, which financed 16 aircraft at that time, was repaid with proceeds from a new Term Loan (see below) and approximately $122.5 million of the Company’s cash. In connection with the early repayment of the facility, $2.5 million of accrued interest was waived by the lenders.

Nord LB Facility

	Balance as of
	December 31, 2012	December 31, 2011
	(in thousands)
Outstanding principal balance	$508,942	$598,198
Unamortized debt discount	(18,225)	(28,289)

Nord LB Facility balance, net	$490,717	$569,909

In connection with 19 of the 49 aircraft acquired in the GAAM Portfolio, the Company assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”). On February 6, 2012, the Company completed an extension of the Nord LB Facility to November 2018. The Company paid $25.0 million to Nord LB which was applied towards repayment of outstanding principal amounts on February 14, 2012. At the beginning of the extension term on November 14, 2012, the Company made an additional principal payment of $15.0 million to Nord LB.

From February 6, 2012 until November 14, 2012, the Company paid Nord LB a fee equal to 0.45% per annum, or $1.9 million, based on the amount which was estimated to be outstanding as of November 14, 2012.

Prior to November 14, 2012, the Nord LB Facility was structured as a single loan facility pursuant to which one of the Company’s subsidiaries was the borrower. The Nord LB Facility is now structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. Borrowings are secured by Fly’s equity interest in the subsidiaries which own the financed aircraft, the related leases, maintenance reserves and other deposits. The loans are cross-collateralized and contain cross-default provisions.

Commencing November 14, 2012, the loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. To mitigate its exposure to interest rate fluctuations, the Company has entered into interest rate swap arrangements. As of December 31, 2012, the blended weighted average interest rate for the facility was 4.14%, excluding the debt discount amortization. As of December 31, 2012 and 2011, interest accrued on the facility totaled $0.9 million and $1.2 million, respectively.

Commencing December 2012, the Company pays 95% of lease rentals actually received in the corresponding monthly collections period towards interest and principal. Upon the termination or expiration of a lease, no payments are due under the Nord LB Facility with respect to the outstanding loan amount for that aircraft until the earlier of six months from such termination or expiration or the date the aircraft is re-leased. Interest during this period increases the outstanding balance under the facility. If an aircraft remains off-lease after six months from the termination or expiration, interest must be paid on each payment date. If an aircraft remains off-lease after twelve months, the Company must pay debt service equal to 85% of the lease rate paid under the prior lease agreement. The lenders may require payment in full or foreclose on an aircraft that remains off-lease after 24 months, but the lenders may not foreclose on any other aircraft. During the year ended December 31, 2012, the Company made total principal payments of $89.5 million under the Nord Facility.

In the event the Company sells any of the financed aircraft, substantially all sales proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and second to repay the outstanding amounts which finance the other aircraft unless certain conditions are met. In addition, any security deposit amounts that the Company retains after termination of a lease and any maintenance reserve amounts which are retained and are not expected to be required for future maintenance will be used to prepay the Nord LB Facility. If the Company earns a 10% return on its equity investment after full repayment of the facility, Fly will pay Nord LB a fee equal to 10% of returns in excess of 10%, up to a maximum of $5.0 million.

On November 30, 2012, the Company sold an aircraft financed by the Nord Facility. The Company repaid $20.6 million of debt and wrote off $0.8 million of unamortized discount associated with the debt.

An event of default with respect to the loan on any aircraft will trigger an event of default on the loans with respect to every other financed aircraft. Events of default under the Nord LB Facility include, among other things:

•	interest or principal is not paid within three business days of its due date,

•	failure to make certain other payments under the Nord LB Facility and such payments are not made within five business days of receiving written notice,

•	failure to maintain required insurance levels,

•	failure to comply with certain other covenants, including compliance with required insurance levels and such noncompliance continuing for 30 days after receipt of written notice,

•	any of the aircraft owning entities becoming the subject of insolvency proceedings,

•	any of the aircraft owning entities defaults in respect of obligations in excess of $10,000,000 and holders of such obligation accelerate or demand repayment of amounts due thereunder.

The Nord LB Facility does not contain any financial covenants. However, the Nord LB Facility does contain certain operating covenants relating to the maintenance, registration and insurance of the financed aircraft. The Nord LB Facility also contains certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and re-leasing of the aircraft. As of December 31, 2012, there was no default under the Nord LB Facility.

BOS Facility

	Balance as of
	December 31, 2012	December 31, 2011
	(in thousands)
Outstanding principal balance:
Senior tranches	$242,815	$440,106
Junior tranches	32,701	53,341

Total outstanding principal balance	275,516	493,447
Unamortized debt discount	(6,891)	(13,886)

BOS Facility balance, net	$268,625	$479,561

In connection with 21 of the 49 aircraft acquired in the GAAM Portfolio, the Company’s subsidiaries assumed a debt facility provided by Bank of Scotland plc and Commonwealth Bank of Australia (“BOS Facility”). Subsequent to the acquisition of the GAAM Portfolio, ten aircraft were refinanced. One aircraft which was refinanced in 2011, resulted in a repayment of $20.0 million, and the nine other aircraft, which were refinanced in 2012, resulted in repayments of $194.9 million under this facility. The Company incurred debt extinguishment costs of $1.6 million which includes non-cash write-offs of loan costs and unamortized debt discount totaling $1.4 million. At December 31, 2012, eleven aircraft remained financed through this facility.

The BOS Facility consists of individual loans with respect to each financed aircraft which have maturity dates matching the scheduled lease termination dates for the financed aircraft. The loan maturity dates range from 2013 to 2017. Each loan may consist of a senior and junior tranche. The loans are cross-collateralized and lenders may require payment in full or foreclose on any aircraft in this facility in the event of a default.

Borrowings under the BOS Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 1.43% for the senior tranche and 2.70% for the junior tranche. As of December 31, 2012 and 2011, the weighted average interest rates on senior and junior tranche loans, excluding the debt discount amortization, are presented below:

	December 31, 2012	December 31, 2011
Fixed rate loans:
Senior tranches	5.88%	5.58%
Junior tranches	7.39%	7.29%
Variable rate loans:
Senior tranches	1.64%	2.13%
Junior tranches	2.91%	3.78%
Facility weighted average interest rate	5.18%	4.91%

As of December 31, 2012 and 2011, interest accrued on the facility totaled $0.4 million and $1.0 million, respectively.

The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. In addition, the Company is required to repay the associated debt upon lease termination or sale of an aircraft. Upon a lease termination or expiration, the Company may elect to extend the loan maturity date for up to six months during which only interest is payable. If the aircraft is re-leased during this six month period with the consent of the facility agent, the loan will be extended. If the Company is unable to re-lease the aircraft on terms acceptable to the lenders or sell the aircraft, the loan becomes due and payable at the end of this six month period. In 2012, total scheduled payments of $23.0 million were made by the Company.

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

Borrowings under the facility are secured by Fly’s equity interest in the subsidiaries which own the aircraft, the related leases, maintenance reserves and other deposits. If, upon the repayment of any loan, (x) the BOS facility finances eight or fewer aircraft or (y) the number of different lessees to whom the aircraft are leased is three or fewer and the ratio of the total principal amount outstanding under the BOS Facility to the aggregate appraised value of the aircraft is greater than 80%, Fly will be required to pay an amount as is required to reduce this ratio to 80% into a collateral account.

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

As of December 31, 2012, there was no default under the BOS Facility.

Term Loan

	Balance as of
	December 31, 2012	December 31, 2011
	(in thousands)
Outstanding principal balance	$390,062	$—
Unamortized debt discount	(12,416)	—

Term loan, net	$377,646	$—

On August 9, 2012, the Company, through a wholly-owned subsidiary, entered into a $395.0 million senior secured term loan that matures in 2018 (the “Term Loan”) with a consortium of lenders. At that time, the Term Loan was issued at an offering price of 96% of par value, or a discount of $15.8 million, bearing interest at LIBOR plus a margin of 5.50%, with a LIBOR floor of 1.25%.

Debt proceeds of $266.7 million, along with approximately $122.5 million of the Company’s cash, were applied towards full repayment of the B&B Air Acquisition Facility which financed 16 aircraft. The Company received the remaining proceeds of $112.5 million as seven additional aircraft, which were previously financed in the BOS Facility, were delivered into the Term Loan. These proceeds were applied towards full repayment of debt outstanding in the BOS Facility in respect of these seven aircraft, as well as associated break costs. During the first quarter of 2013, the Company sold one aircraft under the Term Loan.

On December 18, 2012, the Company re-priced the Term Loan to reduce the interest rate margin from 5.50% to 4.50%. In conjunction with the re-pricing, the Company paid the lenders a one-time prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.9 million. The Company recorded debt extinguishment costs of $4.2 million associated with the lenders who did not participate in the re-pricing and whom were replaced with new lenders.

The Term Loan requires quarterly principal payments of 1.25% of the original loan amount. The Company made a principal payment of $4.9 million in 2012. In addition, the aggregate principal amount outstanding as measured on a quarterly basis must not exceed 67.5% of the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers (“LTV Maintenance Test”). As of December 31, 2012, there was no breach of the LTV Maintenance Test. The Company is required to seek new appraisals semi-annually.

Until December 2013, the Term Loan can be prepaid in part or in whole for an amount equal to 101% of the outstanding principal amount being repaid. Beginning December 2013, the Term Loan can be prepaid in part or in whole for an amount equal to 100% of the outstanding principal amount being repaid.

Borrowings under the Term Loan are secured by the Company’s equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The loan is also guaranteed by the Company. The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed in the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the sale, removal or substitution of an aircraft.

The Term Loan also includes certain customary covenants, including reporting requirements, maintenance of public ratings, maintenance of insurance and limitations on our ability to incur additional indebtedness in respect of the aircraft financed by the Term Loan.

Events of default under the Term Loan include, among other things:

•	failure to make any principal payments or interest payments due within three business days;

•	any representation, warranty or certification made which is proven to be materially incorrect and continues unremedied for 30 days after receipt of written notice;

•	failure to comply with certain other covenants and such noncompliance continues for 60 days after receipt of written notice;

•	any of the aircraft owning entities defaults in respect of obligations in excess of $50,000,000 and holders of such obligation accelerate or demand repayment of amounts due thereunder; or

•	any of the borrower entities becoming the subject of insolvency proceedings.

As of December 31, 2012, there was no default under the Term Loan.

Fly Acquisition II Facility

On November 7, 2012, the Company, through a wholly-owned subsidiary, Fly Acquisition II Limited, entered into a senior secured revolving credit facility with Deutsche Bank Trust Company Americas and several other lenders. The Fly Acquisition II Facility provides for loans in an aggregate amount of up to $250.0 million for an availability period of two years followed by a three year term, with a final maturity date of November 7, 2017. Borrowings under the Fly Acquisition II Facility will be used to finance the acquisition of additional aircraft which may not be more than eight years of age at the time of such funding. As of December 31, 2012, the Company has not drawn down on the Fly Acquisition II Facility.

The Fly Acquisition II Facility is available for a period of up to two years. The availability period ends on November 7, 2014. The availability of loans is limited such that the outstanding aggregate amount cannot exceed the sum of (i) for each aircraft in the portfolio, 72.5% of the lower of the (x) purchase price depreciated on a straight line basis assuming a 25-year useful life of the aircraft and (y) the lower of the current market value or appraisal, and (ii) if at the end of the availability period, certain concentration criteria are not met, then 50% of maintenance reserves paid with respect to the aircraft.

Fly Acquisition II will pay a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of their commitment which accrues during the availability period. Borrowings under the Fly Acquisition II Facility will bear interest at a rate based on the one-month LIBOR plus an applicable margin. The applicable margin for the first two years will be 3.75% and increased to 4.25%, 4.75% and 5.25%, respectively, for each consecutive year during the term.

During the availability period, Fly Acquisition II is required to make monthly principal payments equal to the aggregate outstanding principal amount of the loans less 72.5% of the aggregate purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life of the aircraft.

Fly Acquisition II may make voluntary prepayments under the Fly Acquisition II Facility. In addition, Fly Acquisition II is required to make partial prepayments with any proceeds for the sale of aircraft and all insurance and other proceeds received with respect to any event of total loss of aircraft under the Fly Acquisition II Facility.

Borrowings are secured by the beneficial interests in Fly Acquisition II and each of its subsidiaries, the aircraft and related leases, certain cash collateral and other deposits. In addition, Fly Acquisition II is required to maintain cash collateral equal to 2% of the aggregate outstanding principal balance of the loans.

Fly Acquisition II is subject to certain operating covenants relating to the maintenance, registration and insurance of the acquired aircraft as well as the servicing and management of such aircraft, including maintaining certain lease concentration limits and the disposition of aircraft.

Events of default under the Fly Acquisition II Facility include, among other things:

•	principal or interest is not paid when due;

•	failure to make certain other payments and such payments are not made within 20 business days of receiving written notice;

•	failure to maintain required insurance levels;

•	failure to comply with certain other covenants and such noncompliance continues for 20 business days after receipt of written notice;

•	Fly Acquisition II or any of its subsidiaries becoming the subject of insolvency proceedings;

•	a final judgment for a payment obligation is rendered against Fly Acquisition II or any of its subsidiaries in an amount in excess of $2,500,000 which remains undischarged for 45 days; or

•	certain early termination of Fly Acquisition II’s swap agreements.

As of December 31, 2012, Fly Acquisition II was not in default under the Fly Acquisition II Facility.

Other Aircraft Secured Debt

In addition to the debt financings described above, the Company has entered into and may periodically enter into secured, non-recourse debt to finance the acquisition of aircraft. These borrowings may finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of the Company’s rights, title and interest in the financed aircraft and leases. The maturity date on each loan matches the corresponding lease expiration date. The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. Principal payments totaled $21.8 million in 2012.

These loans all contain customary covenants relating to the maintenance, registration and insurance of the financed aircraft, as well as restrictions on our activities, including investments and other activities of the borrowers and restrictions on the granting of liens or other security interests in the aircraft. None of these loans include any financial covenants. These loans also contain certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and re-leasing of the aircraft. The Company was not in default under any of these debt financings at December 31, 2012.

Other aircraft secured debt borrowings include: (i) three loans financing nine aircraft that were assumed with the acquisition of the GAAM Portfolio, (ii) three loans that were arranged in connection with the re-lease of aircraft from the GAAM Portfolio and (iii) eight loans that were arranged in connection with the purchase of additional aircraft. As of December 31, 2012 and 2011, interest accrued on these loans totaled $1.0 million and $0.8 million, respectively.

The following table contains a summary of the key terms related to these other aircraft secured debt financings:

	Number of Aircraft Financed	Principal Balance Outstanding as of December 31,		Weighted Average Interest Rates (1)	Maturity Date
		2012	2011
		(in thousands)
GAAM Facility No. 1 (2) (4)	6	$42,090	$46,126	5.81%	May 2017 – June 2017
GAAM Facility No. 2	2	31,630	34,010	6.30%	August 2014 – December 2015
GAAM Note Payable 1 (3)	1	19,989	20,836	1.82%	December 2015
GAAM Note Payable 2	1	16,696	18,000	6.22%	December 2017
GAAM Note Payable 3	1	14,194	—	5.69%	December 2016
GAAM Note Payable 4	1	14,419	—	5.87%	January 2018
Aircraft Note Payable 1	1	26,560	28,343	6.41%	December 2018
Aircraft Note Payable 2	1	27,008	28,715	7.20%	February 2019
Aircraft Note Payable 3	1	23,894	26,566	5.14%	December 2015
Aircraft Note Payable 4	1	17,611	19,599	5.33%	May 2016
Aircraft Note Payable 5	1	10,909	—	4.32%	December 2013
Aircraft Note Payable 6	1	10,835	—	4.65%	December 2013
Aircraft Note Payable 7	1	12,267	—	5.12%	June 2015
Aircraft Note Payable 8	1	12,273	—	5.12%	June 2015

Total outstanding principal balance		$280,375	$222,195
Unamortized debt discount (2) (3)		(4,232)	(5,800)

Other aircraft secured borrowings balance, net		$276,143	$216,395

(1)	Represents the contractual interest rates.
(2)	As of December 31, 2012 and 2011, the unamortized discount associated with GAAM Facility No. 1 totaled $3.2 million and $4.3 million, respectively.
(3)	As of December 31, 2012 and 2011, the unamortized discount associated with GAAM Note Payable 1 totaled $1.0 million and $1.5 million, respectively.
(4)	The loans in this facility are cross-collateralized and the lenders may require payment in full or foreclose on any aircraft upon an event of default on any loan.

Other Secured Borrowing

The Company had an $85.0 million credit facility agreement with an international commercial bank. As of December 31, 2011, this facility had an outstanding principal balance of $34.5 million. The facility was fully repaid in the first quarter of 2012.

7. DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of December 31, 2012 and 2011, the Company had interest rate swap contracts with notional amounts aggregating $933.3 million and $1,187.6 million, respectively. Six of the interest rate swap contracts were assumed in connection with the acquisition of the GAAM Portfolio. Sixteen of the interest rate swap contracts were entered into in connection with the extension of the Nord LB Facility. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $47.5 million and $94.2 million as of December 31, 2012 and 2011, respectively.

To mitigate its exposure to foreign currency exchange fluctuations, the Company enters into cross currency coupon swap contracts in conjunction with leases in which a portion or all of the lease rentals are denominated in currency other than U.S. dollars (“USD”). Pursuant to such cross currency swaps, the Company receives USD based on a fixed conversion rate through the maturity date of the respective swap contract. Seven cross currency swap contracts were assumed in connection with the acquisition of the GAAM Portfolio, of which three have been terminated. As of December 31, 2012 and 2011, the unrealized fair market value gain on the Euro cross currency swap contracts, reflected as a derivative asset, was $0.3 million and $4.0 million, respectively. The unrealized fair market value loss on the Australian dollar (“AUD”) cross currency swap contracts, reflected as derivative liabilities, was $1.4 million and $4.3 million as of December 31, 2012 and 2011, respectively.

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

Designated Derivatives

The Company’s interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For the year ended December 31, 2012, the Company recorded a net unrealized gain of $9.1 million, after the applicable net tax expense of $1.4 million. For the year ended December 31, 2011, the Company recorded a net unrealized loss of $5.0 million, after the applicable net tax benefit of $0.5 million. For the year ended December 31, 2010, the Company recorded a net unrealized loss of $12.9 million, after the applicable net tax benefit of $1.8 million.

As of December 31, 2012, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Deferred Tax Benefit	Loss Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swap contacts	27	1/14/2015 - 11/14/2018	0.90% - 4.93%	$993,278	$(49,491)	$3,096	$(46,395)	$4,889	$(35,199)	$(377)
Accrued interest				—	(1,140)	—	(1,140)	—	—	—

Total – designated derivative liabilities	27			$993,278	$(50,631)	$3,096	$(47,535)	$4,889	$(35,199)	$(377)

Undesignated Derivatives

Cross currency swap contracts assumed in connection with the acquisition of the GAAM Portfolio have historically qualified for hedge accounting treatment. However, due to foreign currency exchange rates of the underlying contracts being different from market rates at the acquisition date, these contracts no longer qualified for hedge accounting treatment and were de-designated. Changes in the fair value of these derivatives are recorded directly into income.

As of December 31, 2012, the Company had the following undesignated derivative liability (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Contracted Fixed Conversion Rate to U.S. Dollar	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Gain Recognized into Earnings
Cross currency swap contracts	1	01/23/2014	—	$1AUD to 0.7803	$370	$(1,467)	$35	$(1,432)	$841

Total – non-designated derivative liabilities	1				$370	$(1,467)	$35	$(1,432)	$841

As of December 31, 2012, the Company had the following undesignated derivative assets (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Contracted Fixed Conversion Rate to U.S. Dollar		Swap Contract Notional Amount	Fair Market Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Asset	Loss Recognized into Earnings
Cross currency swap contracts	3	4/8/2013	$ $	1EURO to 1.4299 - 1.4769	$1,005	$319	$—	$319	$(756)

Total – non-designated derivative assets	3				$1,005	$319	$—	$319	$(756)

Terminated Derivatives

In 2010 and 2011, the Company terminated two interest rate swap contracts and received settlement proceeds totaling $2.1 million which are being amortized as a reduction to interest expense over the original term of the contracts. The amounts from the terminated interest rate swap contracts that will be amortized into interest expense for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)
2013	$310
2014	287
2015	262
2016	236
2017	208
Thereafter	185

Total future amortization of terminated interest rate swap contract	$1,488

During 2008, the Company terminated a cross currency swap contract and received settlement proceeds totaling $2.1 million which is being amortized into operating lease revenue through April 15, 2016, the original contract maturity date. In connection with the sale of the aircraft and associated lease rentals, the remaining amount of $1.1 million was fully amortized in 2011.

During the year ended December 31, 2012, the Company terminated four cross currency swap contracts and received net settlement proceeds of $1.3 million. The gain associated with the terminated contracts totaled $0.7 million.

In connection with the repayment of the B&B Air Acquisition Facility, the Company terminated eleven swaps associated with the facility and made payments totaling $36.3 million in the third quarter of 2012. The loss recognized into earnings associated with the terminated contracts totaled $32.3 million.

8. SHARE-BASED COMPENSATION

Description of Plan

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permits the grant of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. In 2010, the Company made an initial grant aggregating 599,999 SARs and RSUs to certain employees of BBAM LP who provide services to the Company pursuant to management and servicing agreements. On March 1, 2011 and May 2, 2012, the Company made additional grants of 600,001 and 300,000 SARs and RSUs, respectively. As of December 2012, 2011 and 2010, the Company made grants aggregating 1,500,000, 1,200,000 and 599,999 of total share grants under the 2010 Plan, respectively.

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

The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Risk-free interest rate	0.90% – 2.73%	1.67% – 3.47%	2.73% – 3.04%
Volatility	54% – 70%	60% – 70%	65% – 70%
Expected life	6 – 10 years	6 – 9 years	6 – 9 years

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

Grant Activity

A summary of the Company’s SAR activity for the years ended December 31, 2012, 2011 and 2010 are presented as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding at January 1, 2010	—	—	—
SARs granted	359,605	$12.42	—
SARs exercised	—	—	—
SARs canceled or forfeited	—	—	—

Outstanding at December 31, 2010	359,605	12.42	9.3
SARs granted	349,235	13.30	—
SARs exercised	—	—	—
SARs canceled or forfeited	—	—	—

Outstanding at December 31, 2011	708,840	12.85	8.8
SARs granted	183,164	12.28	—
SARs exercised	—	—	—
SARs canceled or forfeited	—	—	—

Outstanding at December 31, 2012	892,004	12.74	8.1
Exercisable at December 31, 2012	476,019	$12.64	7.5

SARs granted to employees and non-employees during the year ended December 31, 2012 totaled 33,096 and 150,068, respectively. SARs granted to employees and non-employees during the year ended December 31, 2011 totaled 63,104 and 286,131, respectively. SARs granted to employees and non-employees during the year ended December 31, 2010 totaled 69,363 and 290,242, respectively.

The aggregate intrinsic value of the SARs is calculated as the difference between the exercise price of the underlying awards and the Company’s closing ADS price of $12.32, $12.52 and $13.66 as of December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012 and 2011, the unvested SARs had no intrinsic value. The SARs had an intrinsic value of $0.3 million as of December 31, 2010. The grant date fair value of the SARs granted in 2012, 2011 and 2010 was $1.4 million, $3.2 million and $2.9 million, respectively.

A summary of the Company’s RSU activity for the years ended December 31, 2012, 2011 and 2010 is as follows:

	Number of shares	Weighted average grant date fair value
Outstanding and unvested at January 1, 2010	—	—
RSUs granted	240,394	$12.42
RSUs vested	(80,132)	12.42
RSUs canceled or forfeited	—	—

Outstanding and unvested at December 31, 2010	160,262	$12.42
RSUs granted	250,766	$13.30
RSUs vested	(80,132)	12.42
RSUs canceled or forfeited	—	—

Outstanding and unvested at December 31, 2011	330,896	$13.09
RSUs granted	116,836	$12.28
RSUs vested	(163,718)	12.87
RSUs canceled or forfeited	—	—

Outstanding and unvested at December 31, 2012	284,014	$12.88

RSUs granted to employees and non-employees during the year ended December 31, 2012 totaled 21,112 and 95,724, respectively. RSUs granted to employees and non-employees during the year ended December 31, 2011 totaled 45,312 and 205,454, respectively. RSUs granted to employees and non-employees during the year ended December 31, 2010 totaled 46,368 and 194,026, respectively.

The weighted average grant date fair value of the RSUs was determined based on the closing market price of the Company’s ADSs on the date of the award. As of December 31, 2012, the aggregate intrinsic value of RSUs outstanding using the closing price of $12.32 per ADS was $3.5 million. The aggregate intrinsic value of RSUs outstanding using the closing price of $12.52 per ADS as of December 31, 2011 was $4.1 million. The aggregate intrinsic value of RSUs outstanding using the closing price of $13.66 per ADS as of December 31, 2010 was $2.2 million.

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $3.6 million, $4.8 million and $3.7 for the years ended December 31, 2012, 2011 and 2010, respectively. Unamortized share-based compensation expense totaled $2.6 million, $3.6 million and $2.9 million at December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, 2011 and 2010, unvested RSUs and SARs had a weighted average remaining vesting term of 1.0 years, 1.0 years and 1.3 years, respectively.

9. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia and the Cayman Islands that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. In calculating net trading income, Fly and its Irish tax resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on their aircraft. In addition, repatriated earnings and any undistributed earnings from the Company’s Cayman and Australian subsidiaries will be taxed at the 25.0% and 12.5% tax rate, respectively. Fly’s French resident subsidiaries pay a corporation tax of 33.33%, Fly’s Luxembourg resident subsidiary pays a corporation tax of 28.8% and Fly’s Australian resident subsidiaries pay a corporation tax of 30.0% on their net trading income.

In connection with the taxable gain resulting from the sale of its investment in BBAM LP to Onex, Fly recorded a tax provision at the Irish capital gains tax rate of 33.0%. In 2012, a wholly-owned Irish subsidiary recorded a tax benefit for interest that had been accruing on an inter-company note and for which no tax benefit had been provided. The interest was paid in 2013 and this deduction could be utilized to offset the Irish taxes recognized on the gain from the sale of the Company’s 15.0% interest in BBAM LP.

The Company’s tax provision also included U.S. federal and state taxes on its share of BBAM LP’s taxable income sourced in the U.S. BBAM LP operates in jurisdictions in which it, rather than its partners, is responsible for the taxes levied. These taxes are included in BBAM LP’s results and are reflected in the Company’s equity earnings from BBAM LP.

Fly-BBAM was subject to Irish tax on dividends paid to it by BBAM LP at either 12.5% or 25.0% depending on the underlying source of income. Subject to limitations under current Irish law, U.S. taxes paid by the Company or taxes paid by BBAM LP’s subsidiaries may be credited against an Irish tax liability associated with its investment in BBAM LP.

Income tax expense by jurisdiction is shown below:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
	(Dollars in thousands)
Current tax expense:
Ireland	10,201	95	149
France	32	25	67
Luxembourg	26	—	—
United States	1,783	1,560	922

Current tax expense — total	12,042	1,680	1,138

Deferred tax expense (benefit):
Ireland	$(10,118)	$1,639	$9,138
France	(2)	6	5
Australia	2,101	731	—
United States	(161)	186	(74)

Deferred tax expense (benefit)— total	(8,180)	2,562	9,069

Total income tax expense	$3,862	$4,242	$10,207

The Company had no unrecognized tax benefits as of December 31, 2012 and 2011. The principal components of the Company’s net deferred tax asset were as follows:

	December 31, 2012	December 31, 2011
	(Dollars in thousands)
Deferred tax asset:
Net operating loss carry forwards	$165,397	$151,268
Deductible intra-group interest	8,663	—
Net unrealized losses on derivative instruments	6,928	13,298
Basis difference on acquisition of GAAM Australian assets	16,493	16,493
Other	61	—
Valuation allowance	(24,588)	(16,493)

Total deferred tax asset	172,954	164,566

Deferred tax liability:
Excess of tax depreciation over book depreciation	(137,509)	(127,660)
Book/tax differences identified in connection with GAAM Portfolio acquisition:
Debt	(4,324)	(6,826)
Security deposits and maintenance reserve liability	(551)	(1,451)
Lease premiums, net	(307)	(1,028)
Net earnings of non-European Union member subsidiaries	(20,813)	(22,110)
Other	—	(162)

Total deferred tax liability	(163,504)	(159,237)

Deferred tax asset, net	$9,450	$5,329

In 2011, the Company recorded a deferred tax asset in connection with the acquisition of GAAM’s Australian assets. The Company established a valuation allowance against the resulting deferred tax asset as it has determined that it is not more likely than not that sufficient capital gains will be generated to utilize the deferred tax asset.

During 2012, the Company recorded a valuation allowance against an Irish subsidiary’s net operating loss carryforward as it has determined that it is not more likely than not that sufficient future taxable income will be generated to utilize the deferred tax asset.

The Company records valuation allowances to reduce deferred tax assets to the extent it believes it is more likely than not that a portion of such assets will not be realized. In making such determinations, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and its ability to carry back losses to prior years. The Company is required to make assumptions and judgments about potential outcomes that may be outside its control. Critical factors include the projection, source, and character of future taxable income. Although realization is not assured, the Company believes it is more likely than not that deferred tax assets, net of valuation allowance, will be realized. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced or current tax planning strategies are not implemented.

The Company is allowed to carry forward its net operating losses for an indefinite period to be offset against income of the same trade under current tax rules in Ireland.

The table below is a reconciliation of the Irish statutory corporation tax rate of 12.5% on trading income to the Company’s recorded income tax expense (benefit):

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
	(Percentage)
Irish statutory corporate tax rate on trading income	12.5%	12.5%	12.5%
Equity earnings from Fly-Z/C LP	(0.4%)	(0.7%)	—
Tax on investment in BBAM LP	1.3%	20.4%	0.9%
Tax impact on repurchased and resold Notes	(1.2%)	(3.0%)	2.0%
Share-based compensation	0.9%	11.2%	0.7%
Tax on gain on sale of investment in BBAM LP	9.1%	—	—
Deductible intra-group interest	(12.9%)	—	—
Foreign tax rate differentials	(2.4%)	(2.8%)	—
True-up of prior year tax provision	1.1%	—	—
Non-deductible transaction fees and expenses	—	40.7%	—
Other	(0.5%)	1.2%	0.1%

Income tax expense	7.5%	79.5%	16.2%

The Company is subject to taxation in Ireland, France, Australia, Luxembourg and the U.S. The Company is not under examination in any tax jurisdiction at the present time. The tax years from 2008 onwards are open for examination by the tax authorities.

10. OTHER LIABILITIES

The following table describes the principal components of the Company’s other liabilities:

	December 31, 2012	December 31, 2011
	(Dollars in thousands)
Net tax provision	$9,985	$116
Lease incentive obligation	9,483	11,358
Deferred rent payable	7,773	4,463
Unamortized lease discounts	1,345	1,877
Other	645	—

Total other liabilities	$29,231	$17,814

For the years ended December 31, 2012 and 2011, amortization of lease discounts recorded into rental revenue totaled $0.5 million and $0.4 million, respectively.

11. SHAREHOLDERS’ EQUITY

During the years ended December 31, 2012, 2011 and 2010, the Company declared and paid dividends of $0.84 per share or $22.5 million, $0.80 per share or $21.1 million and $0.80 per share or $22.5 million, respectively. On January 15, 2013, the Company declared a dividend of $0.22 per share or approximately $6.2 million, including dividend equivalents paid to vested SARs, which was paid on February 20, 2013 to shareholders of record at January 31, 2013.

The Company’s Board of Directors (the “Board”) approved certain share repurchase programs pursuant to which the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under these programs, as set forth below, may depend on a variety of factors, including market conditions, and the program may be suspended or discontinued at any time prior to the expiration date.

Board Approval Date	Expiration Date	Maximum dollar value of shares that may be purchased under this program	Calendar year shares were purchased	Total number of shares purchased		Average price paid per share
May 3, 2010	May 2011	$30.0 million	2010	1,641,314	(1)	$10.70
			2011	23,135		$12.43
May 3, 2011	May 2012	$30.0 million	2011	43,533		$10.87
May 2, 2012	May 2013	$25.0 million	—	—		—

(1)	Includes 1,411,264 shares that were repurchased from Babcock &Brown at $10.50 per share or $14.8 million.

The Company also made share repurchases outside of these programs. On April 29, 2010, pursuant to a Securities Repurchase Agreement, the Company repurchased 2,011,265 of its shares from Babcock & Brown at a price of $8.78 per share or $17.7 million.

On March 8, 2011, the Company repurchased 1,035,438 of its shares from a third party at a price of $11.93 per share or $12.3 million pursuant to a Stock Purchase Agreement.

On December 28, 2012, Summit and Onex invested $5.0 million and $20.0 million, respectively, for a total of 2,191,060 newly issued common shares of the Company at a price of $11.41 per share. The share price represents a 5% discount to the volume-weighted average price of the Company’s common shares in the five-day period ended November 29, 2012. The shares are subject to lock-up provisions, and the Company has agreed to register these shares with the Securities and Exchange Commission pursuant to a registration rights agreement.

As of December 31, 2012, 2011 and 2010, there were 28,040,305 shares, 25,685,527 shares and 26,707,501 shares outstanding, respectively.

12. EARNINGS PER SHARE

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

The following table sets forth the calculation of basic and diluted earnings per share:

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
	(Dollars in thousands, except share and per share data)
Numerator
Net income	$47,669	$1,096	$52,667
Less: Dividend equivalents paid to vested RSUs and SARs	(884)	(360)	(120)

Net income available to common shareholders	$46,785	$736	$52,547

Denominator
Weighted average shares outstanding-Basic	25,792,932	25,843,348	28,264,227
Dilutive common equivalent shares:
RSUs	164,998	143,344	40,165
SARs	3,675	5,370	3,579

Weighted average shares outstanding-Diluted	25,961,605	25,992,062	28,307,971

Earnings per share:
Basic	$1.81	$0.03	$1.86
Diluted	$1.80	$0.03	$1.86

13. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

14. RELATED PARTY TRANSACTIONS

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

On December 28, 2012, in connection with the sale of the Company’s 15% interest in BBAM to Onex, the Management Agreement was amended and the term of the agreement was extended to December 28, 2022, with an automatic five year renewal period unless the Company pays a termination fee to the Manager of $8.0 million, subject to potential future adjustment. In addition, BBAM has agreed to provide the Company with certain information regarding BBAM’s financial results as well as information about purchases and disposition of aircraft by entities managed or serviced by BBAM. The Company has also agreed that it will not have the right to terminate the Management Agreement upon the departure of Steven Zissis, the current president and chief executive of Summit and BBAM. In connection with the sale of its 15% interest in BBAM LP, the Company paid BBAM a fee equal to 1.5% of the selling price or $0.7 million.

Pursuant to the Agreements, BBAM is entitled to receive servicing fees. With respect to the Company’s Initial Portfolio, BBAM is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% of the aggregate amount of aircraft rent due and 1% of rent actually collected. With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rent actually received for such aircraft. For the years ended December 31, 2012, 2011 and 2010, base and rent fees incurred amounted to $12.6 million, $8.5 million and $7.2 million, respectively.

BBAM is entitled to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to adjustments based on the Consumer Price Index. Until August 2012, BBAM was entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum. For all other aircraft, BBAM is entitled to an administrative fee of $1,000 per month per aircraft. In addition, BBAM is entitled to a servicer administrative fee of $10,000 per month under each of the Term Loan and Fly Acquisition II Facility. For the years ended December 31, 2012, 2011 and 2010, $1.8 million, $1.2 million and $1.0 million of administrative fees were paid in each respective period.

For its role as exclusive arranger, BBAM receives a fee equal to 1.5% of the purchase price of aircraft acquired, excluding aircraft in the Initial Portfolio. BBAM also receives 1.5% of the sales proceeds of all disposed aircraft. However, in connection with the acquisition of the 49 aircraft in the GAAM Portfolio, the Company paid its Manager a one-time acquisition fee of $12.5 million. In addition, the Company will pay the Manager a disposition fee equal to 2% of the gross proceeds in respect of the disposition of any of these 49 aircraft made on or prior to October 14, 2013 if the gross proceeds on such disposition exceed the net book value of such aircraft. The disposition fee payable on these 49 acquired aircraft after October 14, 2013 will be 1.5% of the aggregate gross proceeds on disposition. For the year ended December 31, 2012, $0.9 million and $1.2 million of fees were incurred for aircraft acquired and disposed, respectively. For the year ended December 31, 2011, $1.5 million and $2.1 million of fees were incurred for aircraft acquired and disposed, respectively. For the year ended December 31, 2010, $0.6 million and $1.6 million of fees were incurred for aircraft acquired and disposed, respectively.

On December 28, 2012, the Company issued 2,191,060 shares at $11.41 per share or $25.0 million to Summit and Onex. The share price represents a 5% discount to the volume-weighted average price of the Company’s common shares in the five-day period ended November 29, 2012. The shares are subject to lock-up provisions, and the Company has agreed to register these shares with the Securities and Exchange Commission pursuant to a registration rights agreement. The Company paid a 4.0% commission or $1.0 million to BBAM in connection with the issuance of these shares.

The Company makes quarterly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to Fly (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. Beginning on October 15, 2011, the Company has agreed to make quarterly payments to the Manager in the amount of $2.5 million, subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year. The amount is subject to adjustment by notice from the Manager and the approval of the independent members of the Company’s board of directors. For the years ended December 31, 2012, 2011 and 2010, the Company incurred $10.3 million, $7.2 million and $6.2 million of Management Expenses, respectively.

In connection with its services, the Manager may incur expenses such as insurance, as well as legal and professional advisory fees on behalf of the Company. The Company had $0.5 million and $0.1 million of reimbursable expenses due to the Manager at December 31, 2012 and 2011, respectively.

In connection with the repricing of the Term loan on December 18, 2012, the Company paid a one-time success fee to BBAM of $0.2 million. In the year ended December 31, 2010, the Company paid BBAM a fee of $1.0 million in conjunction with a sale of an option to purchase an aircraft. Also in 2010, Summit purchased 1,000,000 shares of the Company from Babcock & Brown. Fly has a right of first refusal on any sale of these shares by Summit until April 2015.

The Company’s minimum long-term contractual obligations with BBAM LP as of December 31, 2012, excluding rent fees, consisted of the following:

	2013	2014	2015	2016	2017	Thereafter	Total
	(Dollars in thousands)
Fixed base fee payments (1)	$1,984	$1,984	$1,984	$1,984	$1,984	$15,867	$25,787
Fixed administrative agency fee payments due by B&B Air Funding (1)	826	826	826	826	826	6,614	10,744
Fixed administrative agency fee payments due by Fly Acquisition II	120	120	120	120	102	—	582
Fixed administrative services fee due by Fly Peridot	360	351	300	211	192	270	1,684
Fixed administrative agency fee payments due by other subsidiaries	551	425	317	226	147	71	1,737
Fixed payments for Management Expenses (1) (2)	10,174	10,174	10,174	10,174	10,174	58,871	109,741

Total	$14,015	$13,880	$13,721	$13,541	$13,425	$81,693	$150,275

(1)	Amounts in the table assume CPI rates in effect for 2013 remain constant in future periods.
(2)	The initial term of the Management Agreement is for ten years, with an automatic five year renewal period. The agreement provides for an early termination fee of $8.0 million, subject to potential future adjustment. The table assumes termination of the agreement after the initial ten year term and payment of the applicable termination fee.

15. FAIR VALUE MEASUREMENTS

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

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investments in unconsolidated affiliates and flight equipment held for operating leases. Fly accounts for its investments in unconsolidated affiliates under the equity method and records impairment when its fair value is less than its carrying value (Level 3). No impairment was recorded by the Company in regards its investments in unconsolidated affiliates during the years ended December 31, 2012 and 2011.

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and uses Level 3 inputs which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. For the year ended December 31, 2012, the Company wrote down three aircraft to their net realizable value and recognized a charge of $11.4 million. For the year ended December 31, 2011, the Company wrote down two aircraft to their net realizable value and recognized a charge of $7.5 million.

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	December 31, 2012		December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$639,281	$587,795	$599,805	$491,468
Aircraft Acquisition Facility	—	—	425,931	414,300
Nord LB Facility	490,717	490,717	569,909	569,909
BOS Facility	268,625	266,794	479,561	479,561
Term Loan	377,646	397,864	—	—
Other aircraft secured debt	276,143	275,122	216,395	216,395
Other secured debt	—	—	34,509	34,509
Derivative asset	319	319	4,023	4,023
Derivative liabilities	48,967	48,967	98,487	98,487

As of December 31, 2012 and 2011, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
December 31, 2012:
Derivative asset	—	319	—	319
Derivative liabilities	—	48,967	—	48,967
December 31, 2011:
Derivative asset	—	4,023	—	4,023
Derivative liabilities	—	98,487	—	98,487

16. UNAUDITED QUARTERLY CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited quarterly financial statements for the year ended December 31, 2012 are presented below:

(Dollars in thousands, except per share data)	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Total revenues	$104,507	$110,910	$86,408	$130,871
Net income (loss)	$20,387	$25,729	$(29,439)	$30,992
Earnings (loss) per share — Basic	$0.78	$1.00	$(1.15)	$1.18
Earnings (loss) per share — Diluted	$0.78	$0.99	$(1.15)	$1.17

The unaudited quarterly financial statements for the year ended December 31, 2011 are presented below:

(Dollars in thousands, except per share data)	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Total revenues	$49,669	$55,171	$49,437	$94,512
Net income (loss)	$2,763	$4,098	$3,416	$(9,181)
Earnings (loss) per share — Basic and Diluted	$0.10	$0.16	$0.13	$(0.37)

17. SUBSEQUENT EVENTS

On January 15, 2013, the Company declared a dividend of $0.22 per share or approximately $6.2 million, which was paid on February 20, 2013 to shareholders of record at January 31, 2013.

During the first quarter of 2013, the Company sold three aircraft for an aggregate purchase price of $14.0 million. A portion of the proceeds received was used to pay down the debt associated with the aircraft.

Report of Independent Registered Public Accounting Firm

The Board of Directors

and Shareholders of Fly Leasing Limited

We have audited the consolidated balance sheets of Fly Leasing Limited as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012, and have issued our report thereon dated March 15, 2013 (included elsewhere in the Form 20-F). Our audits also included the financial statement schedule listed in Item 18 of this Form 20-F. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on the schedule based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Francisco, California

March 15, 2013

Schedule I — Consolidated financial information of parent

Fly Leasing Limited

Condensed Balance Sheets

AS OF DECEMBER 31, 2012 AND 2011

(Dollar amounts in thousands)

	December 31, 2012	December 31, 2011
Assets
Cash and cash equivalents	$82,124	$59,821
Receivable from subsidiaries	—	24,802
Notes receivable from subsidiaries	5,986	51,586
Investments in subsidiaries	473,665	327,215
Investment in unconsolidated subsidiary	6,308	5,135
Other assets, net	445	452

Total assets	568,528	469,011

Liabilities
Payable to related parties	1,126	5
Payable to subsidiaries	9,814	—
Note payable to subsidiaries	3,986	4,486
Deferred tax liability, net	19,609	20,700
Accrued and other liabilities	1,991	787

Total liabilities	36,526	25,978

Shareholders’ equity	532,002	443,033

Total liabilities and shareholders’ equity	$568,528	$469,011

Schedule I — Consolidated financial information of parent

Fly Leasing Limited

Condensed Statements of Income

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Dollar amounts in thousands, except per share data)

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Revenues
Equity in earnings of subsidiaries	$47,602	$6,613	$62,920
Equity in earnings from unconsolidated subsidiary	1,631	279	—
Intercompany management fee income	16,154	9,550	5,100
Interest and other income	176	79	61

Total revenues	65,563	16,521	68,081

Expense
Selling, general and administrative	19,053	15,923	13,246

Net income from continuing operations before provision for income taxes	46,510	598	54,835
Income tax provision (benefit)	(1,159)	(498)	2,168

Net income	$47,669	$1,096	$52,667

Weighted average number of shares:
Basic	25,792,932	25,843,348	28,264,227
Diluted	25,961,605	25,992,062	28,307,971
Earnings per share:
Basic	$1.81	$0.03	$1.86
Diluted	$1.80	$0.03	$1.86

Schedule I — Consolidated financial information of parent

Fly Leasing Limited

Condensed Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Dollar amounts in thousands)

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Cash Flows from Operating Activities
Net Income	$47,669	$1,096	$52,667
Adjustments to reconcile net income to net cash flow provided by operating activities:
Equity in earnings of subsidiaries	(47,602)	(6,613)	(62,920)
Equity in earnings of unconsolidated subsidiary	(1,631)	(279)	—
Income tax benefit	(1,203)	(497)	2,168
Share-based compensation	3,635	4,768	3,720
Professional fees paid by Babcock & Brown	—	—	260
Changes in operating assets and liabilities:
Receivable/(payable) to subsidiaries	(3,330)	13,967	23,103
Other assets	7	(69)	44
Payable to related parties	1,121	(22)	(5,751)
Accrued and other liabilities	1,316	(133)	(53)

Net cash flows (used in) provided by operating activities	(18)	12,218	13,238

Cash Flows from Investing Activities
Capital contributions to subsidiaries	(21,000)	(122,703)	(20,212)
Distributions received from subsidiaries	41,462	102,109	123,584
Capital contributions to unconsolidated subsidiary	—	(5,863)	—
Distributions received from unconsolidated subsidiary	458	1,007	—
Notes payable to subsidiaries	—	(47,100)	—

Net cash flows provided by (used in) investing activities	20,920	(72,550)	103,372

Cash Flows from Financing Activities
Proceeds from issuance of shares, net of fees paid	23,914	—	—
Dividends	(21,629)	(20,738)	(22,407)
Dividend equivalents	(884)	(360)	(120)
Shares repurchased	—	(13,142)	(35,487)

Net cash flows provided by (used in) financing activities	1,401	(34,240)	(58,014)

Net (decrease) increase in cash	22,303	(94,572)	58,596
Cash at beginning of period	59,821	154,393	95,797

Cash at end of period	$82,124	$59,821	$154,393

Supplemental Disclosure of Non Cash Activities:
Taxes paid	$—	$—	$—

ITEM 19.	EXHIBITS

We have filed the following documents as exhibits to this Annual Report.

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association*

1.2	Amended and Restated Bye-Laws of Fly Leasing Ltd.***

2.1	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited.*

4.1	Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.*

4.2	Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited.*

4.3	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited.*

4.4	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited.*

4.5	Cash Management Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Funding I Limited.*

4.6	Form of Director Service Agreement between Babcock & Brown Air Limited and each director thereof.*

4.7	Amendment No. 1 to Servicing Agreement, dated as of April 29, 2010, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.****

4.8	Fly Leasing Limited Omnibus Incentive Plan.****

4.9	Form of Stock Appreciation Right Award Agreement.****

4.10	Form of Restricted Stock Unit Award Agreement.****

4.11	Amendment and Restatement Agreement dated as of August 1, 2011, among Baker & Spice Aviation Limited, Commercial Aviation Solutions Australia Pty. Ltd. as trustee for The Aviation Solutions Unit Trust, Coronet Aviation Australia Pty. Ltd. as trustee for The Barcom Aviation Unit Trust, the financial institutions referred to therein and Bank of Scotland plc (with the Amended and Restated Umbrella Loan Agreement dated August 1, 2011) *****

4.12	Loan Agreement dated as of November 14, 2007, among Global Aviation Holdings Fund Limited, GAHF (Ireland) Limited, Caledonian Aviation Holdings Limited and Norddeutsche Landesbank Girozentrale.*****

4.13	Form of Loan Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof.*****

4.14	Form of Servicing Agreement among BBAM LLC, BBAM Aviation Services Limited and each company thereof.*****

4.15	Securities Purchase Agreement dated November 30, 2012, by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein.

4.16	Purchase Agreement dated November 30, 2012 by and among BBAM Limited Partnership, Summit Aviation Partners LLC, Fly-BBAM Holdings Ltd., Summit Aviation Management Co., Ltd. and such persons identified therein.*******

4.17	First Amendment to Purchase Amendment dated December 28, 2012 by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein.

4.18	Amended and Restated Fly Leasing Limited Management Agreement dated as of December 28, 2012, between Fly Leasing Limited and Fly Leasing Management Co. Limited.

4.19	Registration Rights Agreement dated as of December 28, 2012, by and among Fly Leasing Limited and each shareholder identified therein.

Exhibit Number	Description of Exhibit

4.20	Amended and Restated Servicing Agreement dated as of January 24, 2013, by and among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited.

8.1	List of the Company’s subsidiaries.

10.1	Term Loan Credit Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, Each Other Guarantor Party Referred to Therein, The Lenders Identified Therein, Citibank N.A., Wells Fargo Bank Northwest, National Association and Citigroup Global Markets Inc.******

10.2	Aircraft Mortgage and Security Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, The Initial Intermediate Lessees, The Initial Lessor Subsidiaries, The Additional Grantors Referred to Therein and Wells Fargo Bank Northwest, National Association.******

10.3	Senior Secured Credit Agreement dated as of November 7, 2012, among Fly Acquisition II Limited, the Subsidiary Guarantors Party thereto, the Lenders Party thereto, and Deutsche Bank Trust Company Americas, as Security Trustee and as Administrative Agent. See Item 5 “Liquidity and Capital Resources – Financing – Fly Acquisition II Facility.”

10.4	First Amendment to Credit Agreement dated as of December 18, 2012, among Fly Funding II S.à.r.l., each Borrower Party, the Consenting Lenders and the Replacement Lenders, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., as Administrative Agent. See Item 5 “Liquidity and Capital Resources – Financing – Term Loan.”

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Ernst & Young LLP.

*	Previously filed with the Registration Statement on Form F-1, File No. 333-145994.
**	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2007.
***	Previously filed as an exhibit on Form 6-K dated June 30, 2010.
****	Previously filed as an exhibit on Form 6-K dated May 7, 2010.
*****	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2011.
******	Previously filed as an exhibit on Form 6-K dated November 13, 2012.
*******	Confidential treatment has been requested with certain portions of this exhibit. This exhibit omits the information subject to this confidential treatment request. The omitted information has been filed separately with the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fly Leasing Limited

By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

Dated: March 15, 2013