Form 20-F/A
period 2012-12-31
Fly Leasing Ltd
filed 2013-04-08
CIK 1407298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

If this report is an annual or transition report, indicate by check mark, if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐                Accelerated filer  ☒                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was originally filed with the Securities and Exchange Commission on March 15, 2013, is being filed solely for purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F, or reflect any events that have occurred after the filing of the Form 20–F.

Users of the XBRL data are advised that pursuant to Rule 406T of Regulation S-T these interactive data are deemed not filed or part of a registration statement or prospectus of Sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under those Sections. No other changes have been made to the Form 20-F, other that described above.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibit

101

The following materials from the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language):

(i)     Consolidated Balance Sheets as of December 31, 2012 and 2011

(ii)    Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010

(iii)   Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010

(iv)   Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2010, 2011 and 2012

(v)    Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010

(vi)   Notes to Consolidated Financial Statements for the year ended December 31, 2012.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

Fly Leasing Limited

By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

Dated: April 8, 2013