Form 20-F
period 2013-12-31
Fly Leasing Ltd
filed 2014-03-14
CIK 1407298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-33701

FLY LEASING LIMITED

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Eugine Jung, West Pier, Dun Laoghaire, County Dublin, Ireland

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

41,306,338 Common Shares, par value of $0.001 per share.

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

Unless the context requires otherwise, when used in this Annual Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) the term “Fly-BBAM” refers to our subsidiary, Fly-BBAM Holdings, Ltd.; (5) the term “Fly Peridot” refers to our subsidiary, Fly Peridot Holdings Limited; (6) the term “Fly Acquisition II” refers to our subsidiary, Fly Acquisition II Limited; (7) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (8) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (9) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP collectively; (10) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (11) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP; (12) the term “GAAM” refers to Global Aviation Asset Management; and (13) the term “GAAM Portfolio” refers to the portfolio of 49 aircraft and other assets acquired from GAAM.

Unless indicated otherwise, all percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of December 31, 2013.

1

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

As of December 31, 2013, we owned 113 aircraft.

On December 28, 2012, we sold our 15% interest in BBAM LP for $49.5 million to Onex Corporation and its affiliates (collectively, “Onex”) and Summit Aviation Partners LLC (“Summit”) sold 35% of its interest in BBAM LP to Onex. Concurrent with the transaction, Onex and Summit purchased 2,191,060 newly issued common shares of Fly for an aggregate of $25.0 million or $11.41 per share.

In July 2013, the Company sold 13,142,856 common shares in the form of ADSs at a price of $14.00 per ADS in an underwritten public offering generating net proceeds of approximately $172.6 million. As of December 31, 2013, there were 41,306,338 shares outstanding.

On December 11, 2013, we sold $300.0 million aggregate principal amount of 6.75% Senior Notes due 2020. The notes are unsecured obligations and will rank pari passu in right of payment with any existing and future senior indebtedness.

Our web address is: www.flyleasing.com.

Selected Financial Data

The following selected financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes thereto included at Item 18 “Financial Statements” in this Annual Report. The selected financial data presented below are our operating results for the years ended December 31, 2013, 2012, 2011, 2010 and 2009.

	(Dollars in thousands, except share data)
	Fly Leasing Limited
	For the years ended December 31,
	2013	2012	2011	2010	2009
Statement of income data:
Operating lease revenue	$359,409	$376,437	$230,716	$219,655	$213,964
Gain on sale of aircraft	6,277	8,360	9,137	13,449	—
Gain on sale of investment in unconsolidated subsidiary	—	36,882	—	—	—
Gain on purchases of notes payable and sale of option to purchase notes payable	—	—	—	12,501	82,666
Total revenues	369,487	432,696	248,789	253,665	307,535
Total expenses	311,352	381,165	243,451	190,791	194,075
Net income	52,476	47,669	1,096	52,667	89,093
Earnings per share:
Basic	$1.51	$1.81	$0.03	$1.86	$2.89
Diluted	$1.50	$1.80	$0.03	$1.86	$2.89
Dividends declared and paid per share	$0.88	$0.84	$0.80	$0.80	$0.80

Basic and diluted earnings per share are calculated: (1) for 2013, 2012, 2011, and 2010 by dividing net income, less the dividend equivalent amounts paid, by the weighted average number of basic and diluted shares outstanding for the year and (2) for 2009, by dividing net income by the weighted average number of shares outstanding for the year. Prior to April 29, 2010, we did not have a share-based compensation program.

	(Dollars in thousands, except share data)
	Fly Leasing Limited As of December 31,
	2013	2012	2011	2010	2009
Balance sheet data:
Total assets	$3,672,359	$2,968,672	$3,198,498	$1,978,224	$2,024,132
Total liabilities	2,923,536	2,436,670	2,755,465	1,503,320	1,539,608
Total shareholders’ equity	748,823	532,002	443,033	474,904	484,524
Number of shares	41,306,338	28,040,305	25,685,527	26,707,501	30,279,948

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

Our ability to acquire additional assets depends to a significant degree on our ability to access debt and equity capital markets. Our access to capital markets will depend on a number of factors including our historical and expected performance, compliance with the terms of our debt agreements, general market conditions, interest rate fluctuations and the relative attractiveness of alternative investments. In addition, volatility or disruption in the capital markets could adversely affect banks and financial institutions causing lenders to be reluctant or unable to provide us with financing on terms acceptable to us or to increase the costs of such financing. We compete with other lessors and airlines when acquiring aircraft and our ability to grow our portfolio is dependent on our ability to access attractive financing. The terms of our debt facilities include significant restrictions on our ability to incur additional debt. If we are unable to raise additional funds or obtain capital on acceptable terms, our growth opportunities are limited.

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

We may occasionally enter into strategic ventures or investments with third parties. For example, we had a 15% investment in BBAM LP and still have a 57% investment in an entity that currently owns four Boeing 767-300 aircraft. We may have limited management rights in these strategic ventures and may not control decisions regarding the remarketing or sale of aircraft assets owned by these strategic ventures. In addition, if we are unable to resolve a dispute with a strategic partner that retains material managerial veto rights, we might reach an impasse that could require us to liquidate our investment at a time and in a manner that could result in our losing some or all of our original investment in the venture, which could have an adverse effect on our financial results and growth prospects. These strategic ventures and investments are also new forms of investments for us and may subject us to new and unforeseen risks, including adverse tax consequences and additional reporting and compliance requirements.

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

A new standard for lease accounting is expected to be announced in the future and we are unable to predict the impact of such a standard at this time.

In May 2013, the Financial Accounting Standards Board (‘‘FASB’’) and the International Accounting Standards Board (‘‘IASB’’) jointly issued an Exposure Draft on Lease Accounting. The proposal requires that all leases be recorded on the statement of financial position of both the lessee and lessor.

Under the Exposure Draft, lessees will record their lease obligations on the balance sheet similar to debt. At lease inception a right to use asset will also be recorded that will be amortized on a straight line basis over the lease term. The impact will be to front load the income statement impacts similar to how capital leases are recorded today. Lessees would be able to continue to use operating lease accounting if the lease term is insignificant to the total economic life of the underlying asset or the present value of the lease payments is insignificant in relation to the value of the underlying asset.

For lessors, the proposed changes are even more substantial. Unless the lease term or lease payments are insignificant, upon entering into a lease, lessors will derecognize the leased asset and in turn record a lease receivable for its right to receive lease payments from the lessee and a residual asset for its right of return of the asset at the end of the lease term. A gain or loss could be recognized upon de-recognition of the portion of the leased asset that will be recovered through the lease. The residual asset is measured as the present value of the estimated residual value at lease expiry.

The receivable asset will be treated like a loan with the interest portion of the lease payment being reflected in the income statement. The residual asset will accrete in value over the lease term generating additional income. The income generated, however, will be substantially less than operating lease revenues currently reflected in a lessor’s income statement. In turn, the lessor will no longer reflect a depreciation charge in its results.

The Exposure Draft did not include a proposed effective date. The FASB and IASB collectively acknowledged the concerns of interested parties and that they are aware the proposed changes to accounting for leases are significant. The FASB and IASB will continue to deliberate on the proposed accounting throughout 2014. We are unable to predict the effect the proposed change in lease accounting will have on the airline industry’s leasing arrangements or on our consolidated financial statements. Currently, there is no estimated date of issuance of the standard nor a proposed effective date.

We are a Bermuda company that is managed and controlled in Ireland. It may be difficult for you to enforce judgments against us or against our directors and executive officers.

We are incorporated under the laws of Bermuda and are managed and controlled in Ireland. Our business is based outside the United States and a majority of our directors and officers reside outside the United States and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda or Ireland against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda or Irish law and do not have force of law in Bermuda or Ireland. However, a Bermuda or Irish court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda or Irish law.

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

As manufacturers introduce technological innovations and new types of aircraft, including the Boeing 787, 777X and Airbus A350, certain aircraft in our existing aircraft portfolio may become less desirable to potential lessees or purchasers. Such technological innovations may increase the rate of obsolescence of existing aircraft faster than currently anticipated by our management or accounted for in our accounting policy. The Boeing 787 and 777X and the Airbus A350 are expected to provide improved fuel consumption and operating economics as compared to current-technology aircraft. The Boeing 787 is already in production while delivery of the Boeing 777X is expected in 2020-2021. The first variant of the Airbus A350 is expected to be delivered in 2014. Airbus and Boeing also plan to launch the A320 NEO and 737 MAX families of aircraft in 2016 and 2017, which are expected to improve fuel consumption, reduce noise emission and lower maintenance costs as compared to its current model. In addition, Embraer, Bombardier Inc., Commercial Aircraft Corporation of China Ltd and Sukhoi Company (JSC) in Russia are developing aircraft models that will compete with existing Airbus and Boeing aircraft. It’s uncertain how these offerings in the future could adversely impact the demand and liquidity of existing equipment. In addition, the imposition of more stringent noise or emissions standards may make certain of our aircraft less desirable and less valuable in the marketplace. Any of these risks could adversely affect our ability to lease or sell our aircraft on favorable terms or at all or our ability to charge rental amounts that we would otherwise seek to charge, all of which could have an adverse effect on our financial results. The advent of new technologies or the introduction of new types of aircraft could materially adversely affect the value of the aircraft in our portfolio.

Our operational costs will increase as our aircraft age, which may adversely affect the amounts available to pay dividends.

As of December 31, 2013, the weighted average age of the aircraft in our portfolio was 8.6 years. In general, the cost of re-leasing an aircraft, including maintenance and modification expenditures, increases with the age of the aircraft. The costs of converting an aging passenger aircraft to a cargo aircraft are also substantial. The incurrence of these greater expenditures as our fleet ages could adversely affect our financial results and our ability to pay dividends.

The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these particular types of aircraft occur.

As of December 31, 2013, our portfolio contains a mix of aircraft types including Airbus A319 aircraft, A320 aircraft, A330 aircraft, A340 aircraft, Boeing 737 aircraft, Boeing 747 aircraft, Boeing 757 aircraft, Boeing 767 aircraft, Boeing 777 aircraft and Boeing 787 aircraft. 83% of our aircraft are single-aisle, narrow-body aircraft, as measured by net book value. The Boeing 757 is no longer in production and Airbus has ceased production of the A340. Out of production aircraft may have a shorter useful life or lower residual values due to obsolescence. In addition, if any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may reduce our revenues and net income to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio.

We operate in a highly competitive market for investment opportunities in aircraft and other aviation assets.

The leasing and remarketing of commercial jet aircraft is highly competitive. We compete with other aircraft leasing companies, including GE Commercial Aviation Services Limited (GECAS), ILFC, AerCap B.V., Aircastle Advisor LLC, Air Lease Corp., Aviation Capital Group, Avolon, AWAS, Boeing Capital Corporation, CIT Aerospace, Macquarie Bank Limited, SMBC Aviation Capital and Bank of China Aviation among others. We also may encounter competition from other entities that selectively compete with us, including:

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

In addition, aircraft in our portfolio and any other aircraft and other aviation assets that we acquire in the future are subject to periodic review for impairment for accounting purposes. We recognized an impairment charge of $8.8 million in 2013 on an Airbus A319-100 aircraft which was manufactured in 2000. We recognized an impairment charge of $11.4 million in 2012. In the future, if expected cash flows related to any of our aircraft are adversely affected by factors including credit deterioration of a lessee, declines in rental rates, shortened economic life, residual value risk and other market conditions, then we may be required to recognize additional depreciation or material impairment charges that would reduce our net earnings or increase our net losses. Under U.S. GAAP, once an impairment results in a reduction to the carrying value of an asset, the carrying value of such asset cannot thereafter be increased.

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

In 2013, six leases were terminated prior to their expiration date and we may repossess additional aircraft in the future. Repossession, re-registration and flight and export permissions after a lessee default typically result in greater costs than those incurred when an aircraft is redelivered at the end of a lease. These costs include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of an aircraft which could be significant, particularly if the lessee is contesting the proceedings or is in bankruptcy. Delays resulting from repossession proceedings also would increase the period of time during which an aircraft or other aviation asset does not generate lease revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in a condition suitable for re-lease or sale. We may also incur storage costs associated with any aircraft that we repossess and are unable to immediately place with another lessee. It may also be necessary to pay off liens, taxes and governmental charges on the aircraft to obtain clear possession and to remarket the asset effectively, including liens that a defaulting lessee may have incurred in connection with the operation of its other aircraft.

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

Failure to pay other operating costs could result in the grounding of our aircraft and prevent the re-lease, sale or other use of our aircraft, which would negatively affect our business, financial condition and results of operations.

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

As of December 31, 2013, three of our leases provide the lessees with early termination options. We also could enter into leases in the future that provide lessees with early termination options. If any lease is terminated early at a time when we could not re-lease the aircraft at rates at least as favorable to us as the terminated lease, our results of operations and ability to pay dividends could be adversely affected.

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

European concentration. Revenues from 33 lessees based in Europe accounted for 43% of our total revenues in 2013. Of the 33 lessees, 9 are based in Eastern Europe. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the development of low-cost carriers. In addition, European carriers may be impacted by the recent lack of economic growth in Europe and the on-going debt crisis in some European countries. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase aircraft operating costs.

Asian and South Pacific concentration. Revenues from 18 lessees based in Asia (including India and Australia) accounted for 27% of our total revenues in 2013, and lease rental revenues from five lessees based in China accounted for 12% of total revenues. There are significant obstacles to the Indian airline industry’s development, including poor aviation infrastructure, continuing losses from operations due to overcapacity and other factors, and continuing government control and regulation over the industry. If this control and regulation persists or expands, the Indian airline industry likely would experience a significant decrease in growth or restrictions on future growth.

North American concentration. Revenues from six lessees based in North America accounted for 12% of our total revenues in 2013. During the past 15 years a number of North American passenger airlines filed Chapter 11 bankruptcy proceedings and several major U.S. airlines ceased operations altogether. High labor costs, high fuel costs, the strength of labor unions in collective bargaining negotiations and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines.

Mexico, South and Central American concentration. Revenues from five lessees based in Mexico, South and Central America accounted for 13% of our total revenues in 2013. While lessees throughout the world are affected by exchange rate fluctuations as a result of the mismatch of U.S. dollar exposure between their operating expenses and revenues, airlines in Mexico, South and Central America are particularly sensitive to this risk because of the history of currency devaluations in this region. Any strengthening of the U.S. dollar against the local currency could negatively impact the profitability of these airlines and their ability to meet their lease obligations to us.

Middle East and Africa concentration. Revenues from five lessees based in the Middle East and Africa accounted for 5% of our total revenues in 2013. Continued and spreading civil unrest in the Middle East and Africa, as well as other regions of the world, may negatively impact airlines and airline travel.

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

Fuel costs represent a major expense to airlines, and fuel prices fluctuate widely depending primarily on international market conditions, geopolitical and environmental events, regulatory changes including those related to greenhouse gas emissions and currency exchange rates. Fuel prices continue to have a significant impact on airline profitability. Due to the competitive nature of the airline industry, airlines may not be able to pass on increases in fuel prices to their customers by increasing fares. If they pass on the higher costs, it may adversely affect demand for air travel, which would reduce revenues to our customers. In addition, airlines may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. Although fuel prices have been relatively stable in recent years, they have stabilized at prices significantly higher than historical averages. If fuel prices increase further, our lessees may incur higher costs or experience reduced revenues. Consequently, these conditions may:

•	affect our lessees’ ability to make rental and other lease payments;

•	result in lease restructurings and aircraft repossessions;

•	increase our costs of servicing and marketing aircraft;

•	impair our ability to re-lease the aircraft and other aviation assets or re-lease or otherwise dispose of the assets on a timely basis at favorable rates; and

•	reduce the proceeds received for the aircraft or other aviation assets upon any disposition.

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

Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant aircraft is registered and operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization, or ICAO, have adopted a new, more stringent set of standards for noise levels which applies to engines manufactured or certified on or after January 1, 2006. Currently, U.S. regulations would not require any phase-out of aircraft that qualify with the older standards applicable to engines manufactured or certified prior to January 1, 2006, but the European Union has established a framework for the imposition of operating limitations on aircraft that do not comply with the new standards and incorporated aviation-related emissions into the European Union’s Emissions Trading Scheme beginning in 2012. These regulations could limit the economic life of the aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.

In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with current ICAO standards. Concerns over global warming also could result in more stringent limitations on the operation of aircraft.

European countries generally have relatively strict environmental regulations that can restrict operational flexibility and decrease aircraft productivity. The European Parliament has confirmed that aviation is to be included in the European Union's Emissions Trading Scheme beginning in 2012, and that all emissions from flights within the European Union are subject to the Emissions Trading Scheme requirement, even those emissions that are emitted outside of the European Union. The European Union suspended the enforcement of the Emissions Trading Scheme requirements for international flights outside of the European Union due to a proposal issued by the ICAO in October 2013 to develop a global program to reduce international aviation emissions, which would be enforced by 2020. In response to this, the European Commission has proposed to amend the Emissions Trading Scheme so that only flights or portions thereof that take place in European regional airspace is subject to the Emissions Trading Scheme requirements.

Compliance with current or future regulations, taxes or duties imposed to deal with environmental concerns could cause the lessees to incur higher costs and lead to higher ticket prices, which could mean lower demand for travel, thereby generating lower net revenues and resulting in an adverse impact on the financial condition of our lessees. Consequently, such compliance may affect the lessees’ ability to make rental and other lease payments and reduce the value received for the aircraft upon any disposition, which could have an adverse effect on our financial position and results of operations.

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

Additional terrorist attacks or civil unrest, even if not made directly on the airline industry, or the fear of or any precautions taken in anticipation of such attacks (including elevated national threat warnings or selective cancellation or reduction of flights), could materially adversely affect lessees and the airline industry. International hostilities, including heightened terrorist activity, could also have a material adverse impact on our lessees’ financial condition, liquidity and results of operations. Lessees’ financial resources might not be sufficient to absorb the adverse effects of any further terrorist attacks or other international hostilities involving the United States or U.S. interests, which could result in significant decreases in aircraft leasing transactions thereby materially adversely affecting our results of operations.

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

Under the terms of our servicing agreements, we are not entitled to be informed of all conflicts of interest involving BBAM and are limited in our right to replace BBAM because of conflicts of interest. Any replacement Servicer may not provide the same quality of service or may not afford us terms as favorable as the terms currently offered by BBAM. If BBAM, as the servicer, makes a decision that is adverse to our interests, our business, financial condition, results of operations and cash flows could suffer. See “Even if we were to become dissatisfied with BBAM LP’s performance, there are only limited circumstances under which we are able to terminate our management and servicing agreements and we may not terminate certain of our servicing agreements without the prior written consent of third parties, including insurance policy provider or lenders”

Even if we were to become dissatisfied with BBAM LP’s performance, there are only limited circumstances under which we are able to terminate our management and servicing agreements and we may not terminate certain of our servicing agreements without the prior written consent of third parties, including insurance policy provider or lenders.

Our management agreement with our Manager expires on December 28, 2022. At that time, the Management Agreement will automatically renew for five years, unless we make a payment to the Manager equal to $8 million, subject to potential future adjustment. We may terminate the management agreement sooner only if:

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

In addition, we are required to obtain written consent of certain of our lenders prior to terminating certain of our servicing agreements.

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

Under certain circumstances the provider of the financial guaranty insurance policy with respect to the Notes and certain of our lenders may have the right to terminate BBAM as the servicer for certain of our aircraft without our consent and may terminate the Servicer at a time which may be disadvantageous to us.

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

The terms of our debt facilities subject us to certain risks and operational restrictions, including:

•	most of the aircraft and related leases in our portfolio secure debt obligations, the terms of which restrict our ability to sell aircraft and require us to use proceeds from sales of aircraft, in part, to repay outstanding debt;

•	we are required to dedicate a significant portion of our cash flow from operations to debt service payments, thereby reducing the amount of our cash flow available to pay dividends, fund working capital, make capital expenditures and satisfy other needs;

•	restrictions on our subsidiaries’ ability to distribute excess cash flow to us under certain circumstances;

•	lessee, geographical and other concentration requirements limit our flexibility in leasing our aircraft;

•	requirements to obtain the consent of third parties including lenders, the insurance policy provider and rating agency confirmations for certain actions; and

•	restrictions on our subsidiaries’ ability to incur additional debt, create liens on assets, sell assets, make freighter conversions and make certain investments or capital expenditures.

For example, B&B Air Funding is required to apply all of its available cash flow, after payment of certain expenses (including interest), to repay the principal on the Notes, and the cash flow from the aircraft in the B&B Air Funding portfolio is not available to us.

In connection with the acquisition of the GAAM Portfolio, we assumed a debt facility provided by Norddeutsche Landesbank Gironzentrale (“Nord LB Facility”). Substantially all cash flow associated with these aircraft, after payment of certain expenses is applied to payment of interest and principal and therefore is not available for distribution to us.

The restrictions described above, as well as restrictions in our other financing facilities, may impair our ability to operate and to compete effectively with our competitors. Similar restrictions may be contained in the terms of future financings that we may enter into to finance our growth.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the unsecured borrowing.

We and our subsidiaries have a significant amount of indebtedness. As of December 31, 2013, our total consolidated indebtedness, net of unamortized debt discounts, was $2.5 billion.

Subject to the limits contained in the agreements governing our existing and future indebtedness, we may be able to incur substantial additional debt from time to time to finance aircraft, working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could increase. Specifically, our high level of debt could have important consequences, including the following:

•	making it more difficult for us to satisfy our debt obligations;

•	limiting our ability to obtain additional financing to fund the acquisition of aircraft or for other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for aircraft acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our various credit facilities, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the aircraft industry;

•	placing us at a disadvantage compared to other competitors; and

•	increasing our cost of borrowing.

In addition, the agreements governing our existing indebtedness contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, may result in the acceleration of some or all our debt.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay aircraft purchases or to dispose of material assets or leases, or seek additional debt or equity capital or to restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. Certain agreements governing our existing indebtedness restrict our ability to dispose of assets and use the proceeds from those dispositions. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

We have a significant amount of non-recourse debt.

As of December 31, 2013, we had total debt, net of unamortized debt discounts, of $2.5 billion. Of this amount, $1.6 billion was non-recourse to Fly Leasing Limited, except for certain limited obligations which typically include reimbursement for certain expenses and costs incurred by the lenders. These non-recourse loans may be provided through loan facilities that are typically cross-collateralized and contain cross-default provisions against all of the loans advanced within each facility, as well as through individual loans against individual aircraft. We currently have the following non-recourse debt facilities that provide financing against multiple aircraft:

Facility(1)	Amount Outstanding at December 31, 2013(2)	Number of Aircraft Financed	Maturity Dates
Securitization Notes Payable	$592.9 million	35	November 2033
Nord LB Facility	$452.4 million	17	November 2018
Fly Acquisition II Facility	$126.8 million	4	July 2018

(1)	Excludes $391.5 million outstanding under non-recourse financing facilities for single aircraft.
(2)	Excludes unamortized debt discounts.

The maturity dates for these loans range from July 2018 to November 2033. In general, upon a default on a non-recourse loan, the lenders will have the ability to foreclose upon any or all available collateral (including aircraft, leases and shares of aircraft-owning and/or aircraft-leasing special purposes entities) to satisfy amounts due under the loan. However, the lenders cannot make a claim against Fly for payment of these outstanding obligations, except for the limited payment obligations described above. The non-recourse nature of these loans means that we may decide, for economic reasons, to default on non-recourse loans if and when we believe that the aircraft and other assets that secure a loan are worth less than the amounts outstanding under the loan. Although the direct financial impact to us under such a default on a non-recourse loan is limited, these defaults may impact our reputation as a borrower and impair our ability to secure future borrowings, which could have a material adverse impact on our ability to grow our aircraft portfolio and earnings.

We have secured, recourse financings on which we have guaranteed the payment of all debt service and other amounts due under these loans.

Fly has $1.0 billion of unsecured and aircraft-secured recourse debt outstanding as of December 31, 2013. We expect to incur additional recourse indebtedness in the future.  Although these recourse loans may be secured by aircraft and their associated leases, Fly has guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flow to meet required debt payments.  In this case, Fly would be required to make payments from its unrestricted cash, which could have a materially adverse impact on Fly’s ability to pay dividends or grow through future acquisitions of aircraft.  In addition, the Term Loan, the new loans under the CBA Facility, our Unsecured Notes, and certain of our other recourse indebtedness contain cross default provisions to other recourse indebtedness which if triggered could significantly increase the amount of indebtedness which is payable by Fly at the time of the cross default.

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

Certain of our debt facilities have floating interest rates, creating the risk of an increase in interest rates and the risk that cash flow may be insufficient to make scheduled interest payments if interest rates were to increase. To limit this risk, our subsidiaries have entered into interest rate swaps with one or more counterparties. If any counterparty were to default on its obligations, then a mismatch in the floating rate interest obligations and fixed rate lease payments may arise, which could impair our subsidiaries’ ability to make distributions to us, which would, in turn, adversely affect our ability to meet our financial obligations and pay dividends to our shareholders. If any of our interest rate swap arrangements were terminated early, we could be obligated to make a material payment to our counterparties.

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

In addition, provisions in our management agreement could make it more difficult for a third party to acquire our company without the consent of our board of directors or BBAM. Upon a change of control, our management agreement requires us to pay a fee equal to 1.5% of our enterprise value to our manager. Our management agreement does not automatically terminate upon a change of control.

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

On April 29, 2010, the management team of BBAM, through Summit purchased substantially all of the aviation assets of Babcock & Brown and its affiliates, including Babcock & Brown’s ownership interests in BBAM, the Manager and certain other companies that manage and service Fly and its aircraft portfolio.

On April 29, 2010, we purchased through our wholly-owned subsidiary, Fly-BBAM, a 15% interest in BBAM LP for $8.75 million. BBAM LP provides management and administrative services to Fly, including servicing of its aircraft portfolio. Summit owned the remaining 85% interest in BBAM LP. Also as part of the transaction, Summit acquired 1,000,000 Fly shares from Babcock & Brown.

On December 28, 2012, we sold our 15% interest in BBAM LP for $49.5 million to Onex. Summit sold 35% of its interest in BBAM LP to Onex. Concurrent with the transaction, Summit and Onex invested an aggregate of $25.0 million in 2,191,060 newly issued common shares of Fly. The new shares were sold at a per share price of $11.41, which represents a 5% discount to the volume-weighted average price of Fly’s common shares in the five-day period ended November 29, 2012. The shares are subject to lock-up provisions, and we have registered these shares with the Securities and Exchange Commission pursuant to a registration rights agreement.

Our Aircraft Portfolio

As of December 31, 2013, our aircraft portfolio consisted of 113 commercial jet aircraft. Our aircraft portfolio comprised of 105 narrow-body passenger aircraft (including two freighters) and eight wide-body passenger aircraft.

As of December 31, 2013, we had 63 Boeing aircraft and 50 Airbus aircraft in our fleet. The aircraft in our portfolio were manufactured between 1990 and 2013 and had a weighted average age of 8.6 years as of December 31, 2013. We estimate that the useful life of our aircraft is generally 25 years from the date of manufacture. In the case of a freighter, the remaining useful life is determined based on the date of conversion and in such case, the total useful life may extend beyond 25 years from the date of manufacture.

The following table presents the aircraft in our portfolio as of December 31, 2013:

Lessee Name		Aircraft Type	Airframe Type	Date of Manufacture
1.	Aeromexico	B737-700	Narrowbody	2006
2.	Aeromexico	B737-700	Narrowbody	2005
3.	Aeromexico	B737-700	Narrowbody	2005
4.	Aeromexico	B737-800	Narrowbody	2000
5.	Air Berlin	A330-200	Widebody	2001
6.	Air China	B737-800	Narrowbody	2007
7.	Air China	B737-800	Narrowbody	2002

Lessee Name		Aircraft Type	Airframe Type	Date of Manufacture
8.	Air France	A319-100	Narrowbody	2000
9.	Air France	A340-300	Widebody	1993
10.	Air Serbia	A319-100	Narrowbody	2005
11.	American Airlines	B737-800	Narrowbody	2013
12.	Bangkok Airways	A319-100	Narrowbody	2005
13.	British Airways	A320-200	Narrowbody	2002
14.	British Airways	A320-200	Narrowbody	2002
15.	British Airways	A320-200	Narrowbody	2002
16.	British Airways	A320-200	Narrowbody	2002
17.	Chang’An Airlines	B737-800	Narrowbody	2006
18.	China Eastern (1)	A319-100	Narrowbody	2000
19.	China Eastern (1)	A319-100	Narrowbody	2000
20.	China Eastern (1)	A319-100	Narrowbody	2000
21.	easyJet	A319-100	Narrowbody	2007
22.	Enter Air	B737-800	Narrowbody	1999
23.	Ethiopian Airlines	B757-200	Narrowbody	1998
24.	Ethiopian Airlines	B757-200	Narrowbody	1997
25.	Etihad Airways	A319-100	Narrowbody	2000
26.	Etihad Airways	A319-100	Narrowbody	1999
27.	Finnair	A320-200	Narrowbody	2003
28.	flydubai	B737-800	Narrowbody	2011
29.	flydubai	B737-800	Narrowbody	2010
30.	Frontier	A319-100	Narrowbody	2001
31.	GOL	B737-700	Narrowbody	2002
32.	GOL	B737-700	Narrowbody	1998
33.	GOL	B737-700	Narrowbody	1998
34.	Hainan Airlines	A319-100	Narrowbody	2006
35.	Hainan Airlines	B737-800	Narrowbody	2007
36.	Hainan Airlines	B737-800	Narrowbody	2007
37.	Hainan Airlines	B737-800	Narrowbody	2007
38.	Hamburg Airways	A320-200	Narrowbody	1998
39.	Iberia	A319-100	Narrowbody	2000
40.	Icelandair	B757-200	Narrowbody	2000
41.	Icelandair	B757-200	Narrowbody	2000
42.	Icelandair	B757-200SF (2)	Narrowbody	1990
43.	IZair	B737-800	Narrowbody	2006

Lessee Name		Aircraft Type	Airframe Type	Date of Manufacture
44.	Jeju Airlines	B737-800	Narrowbody	1999
45.	Jet Lite	B737-700	Narrowbody	2002
46.	Jet2.com	B737-800	Narrowbody	1999
47.	Jetstar Pacific Airlines	A320-200	Narrowbody	2006
48.	Kenya Airways	B737-800	Narrowbody	2006
49.	Korean Airlines	B737-800	Narrowbody	2000
50.	LATAM	B787-8	Widebody	2013
51	LATAM	B777-300ER	Widebody	2013
52.	Malaysian Air Services	B737-800	Narrowbody	2013
53.	Malaysian Air Services	B737-800	Narrowbody	2013
54.	New Livingston	A320-200	Narrowbody	2003
55.	Nok Airlines	B737-800	Narrowbody	2013
56.	Nok Airlines	B737-800	Narrowbody	2006
57.	Nok Airlines	B737-800	Narrowbody	2006
58.	Nordwind	B767-300ER	Widebody	1997
59.	Norwegian Air	B737-800	Narrowbody	2001
60.	Primera Air	B737-700	Narrowbody	2001
61.	Qantas	A320-200	Narrowbody	2005
62.	Qantas	A320-200	Narrowbody	2005
63.	Qantas	B737-800	Narrowbody	2005
64.	SIA Alpha Express	A320-200	Narrowbody	1997
65.	South African Airways	A319-100	Narrowbody	2004
66.	Shandong	B737-800	Narrowbody	2013
67.	Shandong	B737-800	Narrowbody	2013
68.	SmartLynx Airlines	A320-200	Narrowbody	1995
69.	SmartLynx Airlines	A320-200	Narrowbody	1995
70.	SpiceJet	B737-800	Narrowbody	2006
71.	SpiceJet	B737-900ER	Narrowbody	2008
72.	SpiceJet	B737-900ER	Narrowbody	2007
73.	SunExpress	B737-800	Narrowbody	2007
74.	SunExpress (Germany)	B737-800	Narrowbody	2002
75.	SunExpress (Germany)	B737-800	Narrowbody	1999
76.	SunExpress (Germany)	B737-800	Narrowbody	1998
77.	SunExpress	B737-800	Narrowbody	1998
78.	SunExpress	B737-800	Narrowbody	1998
79.	Sunwing Airlines	B737-800	Narrowbody	2006

Lessee Name		Aircraft Type	Airframe Type	Date of Manufacture
80.	TAM (3)	A320-200	Narrowbody	2006
81.	TAM (3)	A320-200	Narrowbody	2006
82.	TAM (3)	A320-200	Narrowbody	2000
83.	Thomas Cook	B757-200	Narrowbody	1999
84.	Thomas Cook	B757-200	Narrowbody	1999
85.	Thomson Airways	B757-200	Narrowbody	1999
86.	Thomson Airways	B757-200	Narrowbody	1999
87.	THY	A320-200	Narrowbody	2005
88.	THY	A320-200	Narrowbody	2005
89.	THY	A320-200	Narrowbody	2005
90.	Tiger Airways	A320-200	Narrowbody	2006
91.	Titan Airways	B737-300QC (2)	Narrowbody	1991
92.	Transaero Airlines	B737-800	Narrowbody	1998
93.	Transaero Airlines	B737-800	Narrowbody	1998
94.	Travel Service	B737-800	Narrowbody	1999
95.	TUI AG	B737-800	Narrowbody	2002
96.	United	B747-400	Widebody	1993
97.	US Airways	A319-100	Narrowbody	2000
98.	US Airways	A319-100	Narrowbody	2000
99.	US Airways	A319-100	Narrowbody	2000
100.	US Airways	A319-100	Narrowbody	2000
101.	Virgin America	A319-100	Narrowbody	2008
102.	Virgin America	A320-200	Narrowbody	2007
103.	Virgin America	A320-200	Narrowbody	2006
104.	Virgin America	A320-200	Narrowbody	2006
105.	Virgin Atlantic	A340-600	Widebody	2006
106.	Virgin Atlantic	A340-600	Widebody	2006
107.	Volaris Airlines	A319-100	Narrowbody	2007
108.	Vueling Airlines	A320-200	Narrowbody	2007
109.	Vueling Airlines	A320-200	Narrowbody	2007
110.	White Airways	A320-200	Narrowbody	1995
111.	Yakutia	B757-200	Narrowbody	1998
112.	Yakutia	B757-200	Narrowbody	1996
113.	Off-lease	A320-200	Narrowbody	1997

(1)	Aircraft will be sold in 2014.
(2)	Freighter.
(3)	Subsidiary of LATAM.

The following table summarizes the composition of our portfolio by manufacturer and aircraft type as of December 31, 2013:

Aircraft Manufacturer	Aircraft Type	Number of Aircraft
Airbus	A319-100	19
	A320-200	27
	A330-200	1
	A340-300	1
	A340-600	2
	Total	50
Boeing	B737-300QC	1
	B737-700	8
	B737-800	37
	B737-900ER	2
	B747-400	1
	B757-200	10
	B757-200SF	1
	B767-300ER	1
	B777-300ER	1
	B787-8	1
	Total	63
Total		113

Our portfolio is composed of 83% narrow-body aircraft based on net book values as of December 31, 2013 and includes the Airbus A319, Airbus A320 and next generation Boeing 737 and 757 aircraft families, which enjoy high worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are based on more routes around the world than any other airframe and thus have the largest installed base. As a result, we believe they are easier and more cost-efficient to lease and market than wide-body jets or other specialized types of aircraft.

The following table presents the composition of our portfolio based on airframe type as of December 31, 2013:

Airframe Type	Number of Aircraft
Narrow-body(1)	105
Wide-body	8
Total	113

(1)	Includes two freighters.

Our Markets

Our aircraft are leased under multi-year contracts to a diverse group of airlines throughout the world. The following table presents the distribution of our operating lease revenue by geographic region:

	Year ended December 31, 2013		Year ended December 31, 2012		Year ended December 31, 2011
	(Dollars in thousands)
Europe:
United Kingdom	$48,507	13%	$45,916	12%	$19,444	8%
Turkey	14,703	4%	12,319	3%	5,874	3%
Germany	19,882	6%	28,746	8%	15,560	7%
Other	69,480	20%	83,347	22%	68,513	29%
Europe — Total	152,572	43%	170,328	45%	109,391	47%
Asia and South Pacific:
China	41,332	12%	36,918	10%	13,620	6%
India	21,894	6%	39,312	10%	22,341	10%
Other	32,841	9%	34,506	10%	11,288	4%
Asia and South Pacific — Total	96,067	27%	110,736	30%	47,249	20%
North America:
United States	40,482	11%	41,311	11%	39,088	17%
Other	3,891	1%	3,891	1%	3,891	2%
North America — Total	44,373	12%	45,202	12%	42,979	19%
Mexico, South and Central America:
Chile	10,055	3%	—	—%	—	—%
Brazil	19,038	5%	12,630	3%	1,687	1%
Mexico	18,996	5%	18,843	5%	16,276	7%
Mexico, South and Central America — Total	48,089	13%	31,473	8%	17,963	8%
Middle East and Africa — Total	18,308	5%	18,698	5%	13,134	6%
Total Operating Lease Revenue	$359,409	100%	$376,437	100%	$230,716	100%

Our Leases

Lease Terms

All of our aircraft are subject to leases under which the lessees are responsible for most operational and insurance costs, and 102 of the 112 leases in our portfolio are subject to fixed rental rates. Our portfolio is diversified across 62 different airlines in 34 countries, in both developed and emerging markets. Our leases are scheduled to expire between 2014 and 2025 and have a weighted average remaining lease term of 4.3 years as of December 31, 2013.

The following table presents the scheduled lease maturity of the aircraft in our portfolio as of December 31, 2013:

	Airframe Type
Year of Scheduled Lease Expiration	Narrow(1)	Wide	Total
Off-lease	1	—	1
2014	14	—	14
2015	28	1	29
2016	15	1	16
2017	15	—	15
2018	8	4	12
2019	11	1	12
2020	3	—	3
2021	1	—	1
2022	2	—	2
2023	4	—	4
2024	—	—	—
2025	3	1	4
Total	105	8	113

(1)	Includes one freighter each in 2014 and 2015.

At December 31, 2013, we had 14 leases scheduled to expire in 2014 and one aircraft off-lease. Subsequent to year end, we have entered into six leases and lease extensions including a lease for the aircraft that was off-lease, two sale agreements and two letters of intent, bringing the total number of aircraft currently requiring remarketing in 2014 to five. We may have additional remarketings in 2014 if any other leases are terminated prior to their scheduled expiry dates.

Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees have early termination or lease extension options.

We receive substantially all of our revenue and pay substantially all of our expenses in U.S. dollars. As of December 31, 2013, we have one lease to which we receive part of the lease payments in Australian dollars. We have entered into a foreign currency derivative related to this lease. Most lease rentals are payable monthly in advance, but some lease rentals are payable in arrears or quarterly. Of our leases, 102 have fixed rental rates and 10 have floating rental rates. In addition, because most of our debt bears floating rates of interest, we manage interest rate risk by entering into interest rate swaps pursuant to which we make fixed-rate interest payments on the swap and receive floating-rate payments. All leases are on a “net” basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance.

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

General. Each aircraft generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or “wet lease” arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. As of December 31, 2013, our lessees have informed us of the following subleases:

Lessee	Sublessee
Hainan Airlines Co., Ltd.	Lucky Air Company Limited
Qantas Airways Limited	Jetstar Airways Pty Ltd.
Korean Air Lines Co., Ltd.	Jin Air Co. Ltd.
LATAM Airlines Group S.A.	TAM Linhas Aereas S.A.

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

At December 31, 2013, we had 14 leases scheduled to expire in 2014 and one aircraft off-lease. Subsequent to year end, we have entered into six leases and lease extensions including a lease for the aircraft that was off-lease, two sale agreements and two letters of intent, bringing the total number of aircraft currently requiring remarketing in 2014 to five. We may have additional remarketings in 2014 if any other leases are terminated prior to their scheduled expiry dates.

From time to time, we may decide to dispose of our aircraft at or before the expiration of their leases. In 2013, we sold ten aircraft to unrelated third parties.

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

We have made every reasonable effort to insure against all customary risks, including that lessees will at all times comply with their obligations to maintain insurance, that any particular claim will be paid, and that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

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

On October 14, 2011, we completed the acquisition of the GAAM Portfolio of 49 aircraft and other assets valued at approximately $1.4 billion. The acquisition of the GAAM Portfolio was accounted for as a business combination. Identifiable assets acquired and liabilities assumed were recorded at their fair values as of the acquisition date. As of December 31, 2013, we owned a portfolio of 113 aircraft.

On December 28, 2012, we sold our 15% interest in BBAM LP for $49.5 million to Onex and Summit sold 35% of its interest in BBAM LP to Onex. Concurrent with the transaction, Onex and Summit purchased 2,191,060 newly issued common shares of Fly for an aggregate of $25.0 million or $11.41 per share.

In July 2013, we sold 13,142,856 common shares in the form of ADSs at a price of $14.00 per ADS in an underwritten public offering generating net proceeds of approximately $172.6 million.

For the year ended December 31, 2013, we had net income of $52.5 million, or diluted earnings per share of $1.50. Net cash flows provided by operating activities for the year ended December 31, 2013 totaled $181.5 million. Net cash flow used in investing activities was $608.6 million and net cash provided by financing activities was $668.5 million for the year ended December 31, 2013. We paid $31.5 million in dividends in 2013.

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

The following table shows the impact of the amortization of debt discounts, lease premiums and certain other items for year ended December 31, 2014 and for the succeeding five years. This table reflects our current portfolio and debt facilities. The amortization amounts for each applicable period may change for a number of reasons, including, among other things, aircraft dispositions, debt repayments and refinancings.

	Year ended December 31,
	2014	2015	2016	2017	2018	2019
	(in thousands)
Amortization of GAAM purchase accounting adjustments:
Amortization of fair value lease premiums and discounts, net	$1,148	$165	$—	$—	$—	$—
Amortization of fair value debt discounts	5,114	3,360	2,395	2,113	1,845	107
Total amortization of GAAM purchase accounting adjustments	$6,262	$3,525	$2,395	$2,113	$1,845	$107

Market Conditions

The airline industry was profitable in most parts of the world in 2012 and 2013.  Although the airline industry is cyclical, we expect current trends to continue into 2014. However, macroeconomic and political trends may create unexpected volatility in the aircraft leasing market.

Despite continuing challenges, there continues to be an overall positive trend in world air traffic demand which we believe will drive growth in the aircraft leasing market in the long-term. Aircraft demand continues to increase each year, with aircraft manufacturers increasing their production rates to meet this demand. Currently, leased aircraft make up approximately 40% of the world wide commercial jet aircraft fleet that is in service and this percentage is expected to increase to 50% by 2020.

Although we expect airlines to be profitable in 2014, profits are not uniformly distributed among airlines and certain airlines, particularly smaller airlines and start-up carriers, continue to struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis.

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

Rent Receivables

Rent receivables represent unpaid lessee obligations under existing lease contracts. Any allowance for doubtful accounts is established on a specific identification basis and is maintained at a level believed by management to be adequate to absorb probable losses inherent in rent receivables. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor’s operating environment and geographical areas. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends impacting the lessees and their credit worthiness, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2013 and 2012, we had no allowance for doubtful accounts, although we had one lessee and two lessees on non-accrual status, respectively. We recognize revenue from these lessees when cash is received.

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

Investment in Unconsolidated Subsidiaries

We had a 15.0% interest in BBAM LP which we sold in December 2012. We also have a 57.4% interest in Fly-Z/C LP. We account for our interest in unconsolidated subsidiaries using the equity method as we do not control the entities. Under the equity method, we initially record our investment at cost and the carrying amount is affected by our share of the unconsolidated subsidiaries’ undistributed earnings and losses, and distributions of dividends and capital.

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

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income (loss), net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item or that do not qualify for hedge accounting treatment are recognized directly into income.

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

Share Based Compensation

We have a 2010 Omnibus Incentive Plan (“2010 Plan”) which permitted the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. In May 2012, we made an aggregate grant of 300,000 SARs and RSUs to certain employees of BBAM LP, who provide services to Fly pursuant to management and servicing agreements. As of December 31, 2013, we had made aggregate grants of 1,500,000 stock appreciation rights (“SARs”) and restricted stock units (“RSUs”) to certain employees of BBAM LP who provide services to us pursuant to certain management and servicing agreements. There are no shares remaining available for grants under the 2010 Plan. Compensation expense associated with grants to employees are valued at the grant date and amortized on a straight-line basis over the service period. Grants to non-employees are initially measured at grant date, and then re-measured at each interim reporting period until the awards are vested. Determining the appropriate fair value model and calculation of the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeitures and expected grant life.

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

Fly applies a recognition threshold of more-likely-than-not to be sustained in the examination of tax uncertainty in income taxes. Measurement of the tax uncertainty occurs if the recognition threshold has been met. We have elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during the years ended December 31, 2013, 2012 and 2011.

New Accounting Pronouncements

In February 2013, the FASB issued guidance which requires companies to present, in one place, information about reclassifications out of accumulated other comprehensive income (“AOCI”). It also requires companies to present the reclassifications by component. For significant items reclassified out of AOCI to net income in their entirety, companies must disclose the line item on the statement of income that was affected. This can be done on the face of the statement in certain circumstances or in the notes. For significant items not reclassified to net income in their entirety during the reporting period, companies must cross-reference the note where additional details about the effects of the reclassification are disclosed. We adopted the guidance prospectively commencing in the 2013 fiscal year and interim periods within the year.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statement of operations of Fly for the years ended December 31, 2013, 2012 and 2011.

Consolidated Statements of Income of Fly for the years ended December 31, 2013 and 2012

	Year ended December 31,		Increase/ Decrease
	2013	2012
Revenues
Operating lease revenue	$359,409	$376,437	$(17,028)
Equity earnings from unconsolidated subsidiaries	1,871	9,383	(7,512)
Gain on sale of aircraft	6,277	8,360	(2,083)
Gain on sale of investment in unconsolidated subsidiary	—	36,882	(36,882)
Interest and other income	1,930	1,634	296
Total revenues	369,487	432,696	(63,209)
Expenses
Depreciation	146,400	136,633	9,767
Aircraft impairment	8,825	11,382	(2,557)
Interest expense	120,399	142,491	(22,092)
Net (gain) loss on extinguishment of debt	(15,881)	7,628	(23,509)
Selling, general and administrative	37,418	40,192	(2,774)
Ineffective, dedesignated and terminated derivatives	(1,263)	31,871	(33,134)
Maintenance and other costs	15,454	10,968	4,486
Total expenses	311,352	381,165	(69,813)
Net income before provision for income taxes	58,135	51,531	6,604
Provision for income taxes	5,659	3,862	1,797
Net income	$52,476	$47,669	$4,807

As of December 31, 2013 and 2012, we had 113 aircraft and 109 aircraft in our portfolio, respectively. As of December 31, 2013, our aircraft were on lease to 62 lessees in 34 countries. In 2013, we purchased fourteen aircraft and sold ten aircraft.

	Year ended December 31,		Increase/ Decrease
	2013	2012
Operating lease revenue:
Basic rent	$324,916	$341,545	$(16,629)
End of lease revenue	47,569	49,817	(2,248)
Lease incentives	(9,019)	(6,989)	(2,030)
Lease premium/discount amortization and other	(4,057)	(7,936)	3,879
Total operating lease revenue	359,409	376,437	(17,028)

Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the year ended December 31, 2013, operating lease revenue totaled $359.4 million, a decrease of $17.0 million compared to the year ended December 31, 2012. The decrease was primarily due to (i) a decrease of $21.0 million in lease revenue from aircraft sold in 2013 and 2012, (ii) a decrease of $15.7 million due to lower lease rates on lease extensions and restructurings, (iii) a decrease of $9.4 million in revenue from aircraft that were off-lease for a portion of the year, (iv) a decrease of $2.2 million from end of lease revenue recognized and (v) an increase of $2.0 million in lease incentives. The decreases were partially offset by: (i) an increase of $29.2 million from aircraft purchased in 2012 and 2013 and (ii) an increase of $4.1 million in lease premiums, net of lease discount.

During the years ended December 31, 2013 and 2012, we recorded equity earnings from our investments in unconsolidated subsidiaries of $1.9 million and $9.4 million, respectively. Our equity earnings from BBAM LP were $7.8 million in 2012. We sold our equity interest in BBAM LP in December 2012.

During the year ended December 31, 2013, we sold ten aircraft and recognized a pre-tax gain on sale of $6.3 million. In the year ended December 31, 2012, we sold four aircraft and recognized a pre-tax gain on sale of $8.4 million.

On December 28, 2012, we sold our 15.0% interest in BBAM LP for $49.5 million and recognized a pre-tax gain on the sale of $36.9 million.

Depreciation expense during the year ended December 31, 2013 was $146.4 million, compared to $136.6 million for the year ended December 31, 2012, an increase of $9.8 million. The increase was primarily due to depreciation on aircraft acquisitions and improvements made, partially offset by depreciation on aircraft we sold.

During the year ended December 31, 2013, we recognized an impairment charge of $8.8 million related to an Airbus A319-100 aircraft which was manufactured in 2000. During the year ended December 31, 2012, we recognized aircraft impairment of $11.4 million related to two Boeing 737-500 aircraft which were manufactured in 1992 and an Airbus A320-200 aircraft which was manufactured in 2002.

Interest expense totaled $120.4 million and $142.5 million for the years ended December 31, 2013 and 2012, respectively. The decrease of $22.1 million was primarily due to (i) debt repayments made in 2013 and 2012, (ii) lower interest rates from re-financings completed in 2013 and 2012 and (iii) re-pricing of the Term Loan. This decrease was partially offset by interest on new borrowings.

During the year ended December 31, 2013, we recognized a net gain on debt extinguishment of $15.9 million. In connection with the restructuring of the CBA Facility, we recognized a net gain of $22.2 million. The gain was partially offset by: (i) swap breakage costs and other expenses incurred totaling $3.0 million associated with debt repayments and refinancings, (ii) fees and expenses of $2.1 million incurred in connection with the repricing of the Term Loan in May 2013, and (iii) write-off of unamortized debt discounts and costs associated with the Term Loan upsizing in November 2013 totaling $1.2 million. During the year ended December 31, 2012, we recognized total debt extinguishment costs of $7.6 million of which: (i) $4.2 million related to the re-pricing of the Term Loan and (ii) $3.4 million related to the repayment of the B&B Air Acquisition Facility and debt associated with aircraft that were refinanced or sold in 2012.

Selling, general and administrative (“SG&A”) expenses were $37.4 million and $40.2 million for the years ended December 31, 2013 and 2012, respectively. The decrease of $2.8 million is primarily due to legal and other professional fees of $1.9 million incurred in connection with the Term Loan and Nord LB Facility refinancing in 2012.

In 2013, we had unrealized gain of $1.3 million resulting from fair market value changes to our ineffective hedge and dedesignated derivative instruments. In 2012, in connection with the repayment of the B&B Air Acquisition Facility, we terminated eleven swaps and expensed swap breakage costs of $32.3 million. This expense was partially offset by unrealized gains on our dedesignated derivative instruments of $0.4 million.

Maintenance and other costs totaled $15.5 million and $11.0 million during the years ended December 31, 2013 and 2012, respectively. In 2013, we incurred higher than expected costs with respect to aircraft whose leases were terminated early due to the maintenance work required to get the aircraft in delivery condition as well as on-going technical costs associated with remarketing the aircraft to new lessees.   Costs incurred in 2012 relate to engine overhauls and other technical services incurred in connection with  the remarketing of aircraft.

Our provision for income taxes was $5.7 million and $3.9 million during the years ended December 31, 2013 and 2012, respectively. The resulting effective income tax rate for the years ended December 31, 2013 and 2012 was 9.7% and 7.5%, respectively. The effective rate for 2013 is less than the Irish trading rate of 12.5% as a result of (i) taxes associated with the sale of aircraft owned by our Australian subsidiary being offset with previously unrecognized deferred tax assets related to the GAAM acquisition, (ii) a portion of the net gain on extinguishment of debt not being subject to tax in Ireland, and (iii) a favorable true-up to our tax returns filed in connection with our investment in BBAM LP. These reductions in income tax were partially offset by the provision for valuation allowances against deferred tax assets in certain of our subsidiaries, and taxes provided in foreign jurisdictions at higher rates than the Irish trading rate. For 2012, a wholly-owned Irish subsidiary recorded a tax benefit for interest that had been accruing on an intercompany note for which no taxes had been provided. The interest was paid in 2013 and this deduction was utilized to offset Irish taxes on the gain from the sale of our 15% interest in BBAM LP.

Our consolidated net income was $52.5 million and $47.7 million for the years ended December 31, 2013 and 2012, respectively, an increase of $4.8 million.

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

Amortization of lease incentives recorded as a reduction of operating lease revenue totaled $7.0 million and $6.9 million for the years ended December 31, 2012 and 2011, respectively.

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

On December 28, 2012, we sold our 15.0% interest in BBAM LP for $49.5 million and recognized a pre-tax gain on the sale of $36.9 million.

Depreciation expense during the year ended December 31, 2012 was $136.6 million, compared to $95.7 million for the year ended December 31, 2011, an increase of $40.9 million. The increase was primarily due to the purchase of the GAAM Portfolio and other aircraft acquired during 2012 and 2011, partially offset by aircraft sold in 2012 and 2011.

During the year ended December 31, 2012, we recognized aircraft impairment of $11.4 million related to two Boeing 737-500 aircraft which were manufactured in 1992 and an Airbus A320-200 aircraft which was manufactured in 2002. These aircraft were sold in 2013. During the year ended December 31, 2011, we recognized an impairment charge of $7.5 million related to the same two Boeing aircraft.

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

During the year ended December 31, 2012, we recognized total debt extinguishment costs of $7.6 million of which: (i) $4.2 million was related to our re-priced Term Loan and (ii) $3.4 million was related to the repayment of the B&B Air Acquisition Facility and debt associated with aircraft that were either refinanced or sold in 2012. Approximately $6.5 million of the total debt extinguishment costs were non-cash charges resulting from write-offs of unamortized loan fees and debt discounts.

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

Our provision for income taxes was $3.9 million and $4.2 million during the years ended December 31, 2012 and 2011, respectively. The resulting effective tax rate for the years ended December 31, 2012 and 2011 was 7.5% and 79.5%, respectively. In 2012, a wholly-owned Irish subsidiary recorded a tax benefit for interest that had been accruing on an inter-company note and for which no taxes had been provided. The interest was paid in 2013 and this deduction was utilized to offset Irish taxes on the gain from the sale of our 15.0% interest in BBAM LP. In 2011, we (i) recorded Australian taxes on taxable income from our subsidiaries domiciled in Australia, (ii) did not recognize a deferred tax benefit for non-deductible expenses associated with the acquisition of the GAAM Portfolio, and (iii) recorded U.S. federal and state taxes on our share of U.S. sourced taxable income resulting from our investment in BBAM LP.

Our consolidated net income was $47.7 million and $1.1 million for the years ended December 31, 2012 and 2011, respectively, an increase of $46.6 million.

Liquidity and Capital Resources

Our sole source of operating cash flows is from distributions made to us by our subsidiaries. Distributions of cash to us by our subsidiaries are subject to compliance with applicable debt covenants. Substantially all revenue collected during each monthly period from aircraft financed by certain of our debt facilities are applied to service the outstanding debt, after the payment of certain expenses and other costs.

Cash Flows of Fly for the years ended December 31, 2013 and 2012

We generated cash from operations of $181.5 million and $180.4 million for the years ended December 31, 2013 and 2012, respectively, a decrease of $1.1 million.

Cash used in investing activities was $608.6 million compared to cash provided by investing activities which was $56.1 million for the years ended December 31, 2013 and 2012, respectively. In 2013, we used $632.9 million of cash to purchase fourteen aircraft and sold ten aircraft and received net cash proceeds of $48.5 million. In 2012, we used $50.8 million of cash to purchase four aircraft and sold four aircraft and received net cash proceeds of $67.7 million. Lessor maintenance contributions totaled $24.2 million and $16.6 million for the years ended December 31, 2013 and 2012, respectively. In 2012 we also received $49.5 million of cash proceeds from the sale of our 15.0% investment in BBAM LP.

Cash provided by financing activities for the year ended December 31, 2013 totaled $668.5 million and cash used in financing activities for the year ended December 31, 2012 totaled $155.4 million. In 2013, we received: (i) proceeds from secured borrowings of $587.1 million to partially finance aircraft acquisitions, (ii) net proceeds of $393.3 million from the issuance of unsecured notes and the upsizing of the Term Loan, (iii) net proceeds of $172.6 million from issuance of shares and (iv) net maintenance payment liability receipts of $40.4 million. These were partially offset by (i) net repayments of $444.6 million of other secured borrowings, (ii) additions to our restricted cash of $39.7 million and (iii) dividends and dividend equivalents payments of $31.5 million. In 2012, we made: (i) repayments on our secured borrowings totaling $847.6 million, (ii) a net payment of $35.1 million in connection with the termination of interest rate swaps associated with the repayment of the B&B Air Acquisition Facility and (iii) dividends and dividend equivalents payments of $22.5 million. These were partially offset by: (i) borrowings of $459.2 million to partially finance the repayment of the B&B Air Acquisition Facility and the acquisition of aircraft, (ii) $87.3 million net proceeds from the sale of Notes, (iii) use of our restricted cash accounts totaling $160.9 million to repay debt, (iv) net maintenance payment liability receipts of $29.7 million and (v) net proceeds from issuance of shares of $23.9 million.

Cash Flows of Fly for the years ended December 31, 2012 and 2011

We generated cash from operations of $180.4 million and $110.3 million for the years ended December 31, 2012 and 2011, respectively. The increase of $70.1 million is primarily attributable to the operating cash flows from the aircraft acquired in the GAAM Portfolio.

Cash provided by investing activities was $56.1 million compared to cash used in investing activities of $51.3 million for the years ended December 31, 2012 and 2011, respectively. In 2012, we sold four aircraft and received net cash proceeds of $67.7 million. We used $50.8 million of cash to purchase four aircraft. In 2011, we received, net cash proceeds of $126.9 million from the sale of two aircraft and used $165.8 million to purchase aircraft, including the acquisition of the GAAM Portfolio. Lessor maintenance contributions totaled $16.6 million and $11.3 million for the years ended December 31, 2012 and 2011, respectively. In 2012, we also received $49.5 million of cash proceeds from the sale of our 15.0% investment in BBAM LP. In 2011, we made a net investment of $28.1 million for a 57.4% limited partnership interest in Fly-Z/C LP. Distributions from unconsolidated subsidiaries totaled $6.3 million in 2012 and were $27.0 million in 2011.

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

Our Future Sources and Uses of Liquidity

Our primary sources of liquidity are cash on hand and cash generated by our aircraft leasing subsidiaries. We depend upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations, to pay dividends to our shareholders, and to grow our fleet. Our existing subsidiaries use funds generated from aircraft rents to pay their operating expenses and to meet their debt service requirements. They may be contractually restricted from making distributions to us pursuant to the terms of their debt agreements. Our business is very capital intensive, requiring significant investment in order to expand and maintain our fleet.

In 2013, we purchased a total of fourteen aircraft for $632.9 million which included: eleven Boeing 737-800 aircraft, one Boeing 777-300ER aircraft, one Boeing 787-8 aircraft and one Airbus A320-200 aircraft. We intend to finance future acquisitions with borrowings under the Fly Acquisition II Facility or other debt financing and our unrestricted cash.

At December 31, 2013, we had $404.5 million of unrestricted cash, with approximately $323.2 million available under the Fly Acquisition II Facility. Subsequent to December 31, 2013, we have purchased two aircraft which were financed with our Term Loan.

We will need access to additional capital if we are to grow beyond our current acquisition pipeline and to refinance our debt. Our ability to refinance amounts outstanding under our secured borrowings or to fund acquisitions will depend on a number of factors which includes our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends and the availability of capital.

In addition to investment in our fleet, our short-term liquidity needs include working capital for operations, debt service and cash to pay dividends to our shareholders. We expect that cash on hand and cash flow provided by operations will satisfy our liquidity needs through at least the next twelve months.

Dividends and Share Repurchases

The table below shows our historical dividend payments.

	Total Cash Outlay	Dividend per Share
2013	$30.5 million	$0.88
2012	$21.6 million	$0.84
2011	$20.7 million	$0.80
2010	$22.4 million	$0.80
2009	$24.7 million	$0.80

From February 2009 to May 2012, we paid quarterly dividends of $0.20 per share. Commencing August 2012 we paid quarterly dividends of $0.22 per share, representing a 10% increase in the quarterly dividend. We declared a dividend of $0.25 per share in respect of the fourth quarter of 2013, which was paid on February 20, 2014 to shareholders of record on January 31, 2014, representing an increase of 14% from the prior quarter. A quarterly dividend of $0.25 per share requires approximately $10.3 million each quarter. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deems relevant.

Our board of directors approved certain share repurchase programs pursuant to which we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under these programs, as set forth below, may depend on a variety of factors, including market conditions, and the program may be suspended or discontinued at any time prior to the expiration date.

Board Approval Date	Expiration Date	Maximum dollar value of shares that may be purchased under this program	Calendar year shares were purchased	Total number of shares purchased	Average price paid per share
May 3, 2010	May 2011	$30.0 million	2010	1,641,314 (1)	$10.70
			2011	23,135	$12.43
May 3, 2011	May 2012	$30.0 million	2011	43,533	$10.87
May 2, 2012	May 2013	$25.0 million	—	—	—
May 1, 2013	May 2014	$30.0 million	—	—	—

(1)	Includes 1,411,264 shares that were repurchased from Babcock & Brown at $10.50 per share or $14.8 million.

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

We expect that the aggregate maintenance reserve and lease-end adjustment payments we will receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. In 2013, we received $57.0 million of maintenance payments from lessees, made maintenance payment disbursements of $16.6 million and also made maintenance contributions of $24.2 million.

Financing

We are subject to certain operating covenants under our loan agreements relating to the maintenance, registration and insurance of our aircraft. We may also be required to maintain certain lease concentration limits, and there may be limitations on the re-leasing of aircraft and the disposition of aircraft. In addition, pursuant to certain of our loan agreements, we may be subject to additional operating covenants relating to the operations of the borrower entity; restrictions on the acquisition or substitution of additional aircraft; restrictions on the modification of aircraft and capital expenditures; limits on the amount and type of guarantees that can be provided or assumed or other indebtedness that can be incurred; and restrictions on our ability to grant liens or other encumbrances on the aircraft. Our failure to comply with any one of these covenants may trigger an event of default under the relevant loan or facility agreement.

Generally, an event of default under any of our loan or facility agreement may include, among other things:

•	Interest or principal is not paid when due or within a prescribed period of time following its due date;

•	Failure to make certain other payments and such payments are not made within a prescribed period of time following written notice;

•	Failure to maintain required insurance levels;

•	Failure to comply with certain other covenants and such noncompliance continues for a specified period of time following written notice; or

•	Any of the aircraft owning or borrower entities become the subject of insolvency proceedings.

As of December 31, 2013, we were not in default under any of our loan or facility agreements.

Unsecured Borrowing

On December 11, 2013, we completed a public offering of $300.0 million aggregate principal amount of 6.75% Senior Notes due 2020 (the “Unsecured Notes”). In connection with the issuance, we paid an underwriting discount totaling $8.5 million. The Unsecured Notes are unsecured obligations of ours and rank pari passu in right of payment with any existing and future senior indebtedness of ours. We intend to use the net proceeds from the offering for general corporate purposes, including the acquisition of aircraft.

Interest Rate. The Unsecured Notes have a fixed annual interest rate of 6.750%, which will be paid every six months on June 15th and December 15th of each year, beginning on June 15, 2014. We will be required to pay additional interest in respect of the Unsecured Notes under specified circumstances.

Payment Terms.

The final maturity date of the Unsecured Notes is December 15, 2020.

Redemption. At any time prior to December 15, 2016, we may redeem up to 35% of the original principal amount of the Unsecured Notes with the proceeds of certain equity offerings at a redemption price of 106.75% of the principal amount thereof, together with accrued and unpaid interest to, but not including, the date of redemption. On or after December 15, 2016, we may redeem the Unsecured Notes, in whole or in part, at the redemption prices listed below, plus accrued and unpaid interest to the redemption date.

Redeemed during the 12-month period commencing on December 15 of the years set forth below:	Redemption Price
2016	105.063%
2017	103.375%
2018	101.688%
2019 and thereafter	100.000%

At any time prior to December 15, 2016, we may also redeem the Unsecured Notes, in whole or in part, at a price equal to the principal amount thereof, plus a ‘‘make-whole premium’’ as of, and accrued and unpaid interest to, but not including, the date of redemption.

In addition, if a change of control (as defined in the indenture governing the Unsecured Notes) occurs, holders of the Unsecured Notes will have the right to require us to repurchase all or any part of their Unsecured Notes for 101% of the aggregate principal amount of the Unsecured Notes repurchased plus accrued and unpaid interest, if any, on the Unsecured Notes repurchased to, but not including, the date of purchase.

Collateral. The Notes are unsecured.

Default and Remedies. A default in any of the aircraft owning entities in respect of obligations in excess of $50,000,000 and holders of such obligation accelerate or demand repayment of amounts due thereunder, would constitute an event of default.

Certain Covenants. Pursuant to the indenture, we are subject to financial and operating covenants which relate to our operations, dividend payments, redemption of common shares, disposition of aircraft, and capital expenditures. If the Unsecured Notes obtain a certain investment grade rating, certain covenants as specified in the indenture will be suspended.

Securitization

In October 2007, our subsidiary, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. In 2009, we repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes for $83.0 million. In 2011, we sold $40.8 million principal amount of these repurchased Notes for $33.8 million. In the first quarter of 2012, we sold the remaining $106.7 million principal amount of Notes for $87.3 million. The resulting discount of $26.4 million is being amortized over the remaining term of the Notes. As a result of this re-issuance, we no longer hold any Notes and the outstanding principal amount of Notes was $592.9 million as of December 31, 2013.

Interest Rate. The Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the policy provider and the liquidity facility provider thereunder, as well as accretion on the Notes re-issued at a discount. Interest and any principal payments due are payable monthly. We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with a portion of the Notes.

Payment Terms. All cash generated from aircraft financed by B&B Air Funding during each monthly period are being applied to service the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements.

In 2013, two aircraft that secured the Notes were sold. In 2012, three aircraft were sold. The final maturity date of the Notes is November 14, 2033.

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

Collateral. The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the 35 aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland. B&B Air Funding may not encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. B&B Air Funding may not incur any indebtedness, except as permitted under the indenture, other than the Notes, any permitted credit and liquidity enhancement facilities and the obligations related to the policy.

Default and Remedies. Following any event of default and any acceleration of the Notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the Notes after the occurrence of any event of default, all cash generated by B&B Air Funding will be used to prepay the Notes and will not be available to us to make distributions to our shareholders or for any other of our liquidity needs.

Certain Covenants. B&B Air Funding is subject to certain operating covenants relating to servicer termination events. BBAM may be terminated as the servicer of the Securitization in certain circumstances including: the bankruptcy or insolvency of BBAM LP; BBAM LP ceases to own, directly or indirectly, at least 50% of the Servicer; Summit ceases to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million; and 50% or more of the Servicer’s key finance and legal team or technical and marketing team cease to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

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

Nord LB Facility

We assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”) that financed 19 of the aircraft in the GAAM Portfolio. On February 6, 2012, we completed an extension of the Nord LB Facility from November 2012 to November 2018. On February 14, 2012, we paid $25.0 million to Nord LB which was applied towards repayment of outstanding principal amounts. On November 14, 2012, we made an additional principal payment of $15.0 million to Nord LB. From February 6, 2012 until November 14, 2012, we paid Nord LB a fee equal to 0.45% per annum, or $1.9 million.

Prior to November 14, 2012, the Nord LB Facility was structured as a single loan facility pursuant to which one of our subsidiaries was the borrower. The Nord LB Facility is now structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan.

As of December 31, 2013, the outstanding balance under the Nord LB Facility was $452.4 million.

Interest Rate. Commencing November 14, 2012, the loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. To mitigate our exposure to interest rate fluctuations, we have entered into interest rate swap arrangements. The blended weighted average interest rate for the Nord LB Facility was 4.15% as of December 31, 2013, excluding the debt discount amortization.

Payment Terms.  We apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are received in the applicable period for any financed aircraft, prior to the termination of such lease, no payment is due under the loan related to that aircraft on the corresponding repayment date. Any unpaid interest increases the outstanding borrowing.

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

In the event that we sell any of the financed aircraft, substantially all sales proceeds (after payment of certain expenses) must be used to repay first the debt associated with the sold aircraft and then the outstanding amounts which finance the other aircraft unless certain conditions are met. In addition, any maintenance reserve amounts which are retained and are not expected to be required for future maintenance will be used to prepay the Nord LB Facility. If after full repayment of the facility, we have earned a 10% return on our equity investment, we will pay Nord LB a fee equal to 10% (capped at $5 million) of our returns in excess of 10%. In 2013, we sold one Boeing 737-700 aircraft from the Nord LB Facility and repaid $13.7 million of debt associated with this aircraft. In 2012, we sold an Airbus A319-100 aircraft financed under the Nord LB Facility and paid off the associated debt of $20.6 million and wrote off $0.8 million of unamortized discount associated with the debt.

Collateral. Borrowings are secured by our equity interest in the subsidiaries which own the 17 financed aircraft, the aircraft and the leases, maintenance reserves and other deposits. The loans are cross-collateralized and the lenders may foreclose on any aircraft upon an event of default on any loan.

Default and Remedies. An event of default with respect to the loan on any aircraft will trigger an event of default on the loans with respect to every other financed aircraft. A default by any of the aircraft owning entities in respect of obligations in excess of $10,000,000 coupled with holders of such obligation accelerating or demanding repayment of amounts due, would qualify as an event of default under the Nord LB Facility.

Certain Covenants. The Nord LB Facility does not contain any financial covenants. However, the borrowers in the Nord LB Facility are subject to certain servicer termination events. BBAM may be terminated as the servicer upon the occurrence of certain events of default under the loan agreement.

CBA Facility

Our subsidiaries assumed a debt facility provided by Bank of Scotland plc (“BOS”), Commonwealth Bank of Australia and CommBank Europe Limited (together, “CBA”) (the “CBA Facility” which we formerly referred to as the “BOS Facility”) that financed 21 of the aircraft in the GAAM Portfolio. The CBA Facility originally consisted of individual loans for each aircraft with maturity dates matching the scheduled lease expiry dates. The loan maturity dates ranged from 2013 to 2017 and could consist of a senior and junior tranche.

Subsequent to the acquisition of the GAAM Portfolio, twelve aircraft have been refinanced. One aircraft was refinanced in 2011 and nine aircraft were refinanced in 2012, resulting in repayments of $20.0 million and $194.9 million under this facility, respectively. In May 2013, two additional aircraft were refinanced, resulting in repayments of $54.5 million under this facility.

On November 15, 2013, we, through our subsidiaries, amended and extended the CBA Facility, which was then secured by nine aircraft. Pursuant to the amendment agreement, we made a one-time principal payment of $18.9 million and BOS forgave 11.25% or $9.9 million of its portion of the senior tranche borrowings and 100% or $19.2 million of the junior tranche borrowings. CBA has provided for seven new loans on seven of the nine aircraft.

Subsequent to December 31, 2013, we have entered into sale agreements for two Airbus A319-100 aircraft manufactured in 2000. The proceeds from the sale will be paid to the lenders as full and final discharge of the loans secured by these aircraft. The loans have a total outstanding principal balance of $36.4 million as of December 31, 2013 and will mature in late 2014.

The loans provided pursuant to the CBA Facility are cross-collateralized and cross-defaulted. All payments under the CBA Facility are fully guaranteed by and recourse to us.

As of December 31, 2013, the outstanding principal balance under the CBA Facility was $161.8 million.

Interest Rate. Borrowings under the CBA Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 2.50%. Fixed interest rates range between 3.67% and 7.99%. The weighted average interest rate on all outstanding amounts was 4.91% as of December 31, 2013, excluding the debt discount amortization and debt issuance costs. As of December 31, 2013, interest accrued on the facility totaled $0.2 million.

Payment Terms. We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. We are required to pledge the free cash flow from the financed aircraft as additional collateral for the lenders. We are also required to prepay the loan on an aircraft upon the termination of the lease on the aircraft or on the sale of an aircraft. Upon a lease termination or expiration, we may elect to extend the loan maturity date for up to nine months, during which interest (but no principal) is payable. If we re-lease the aircraft during this nine month period with the consent of the facility agent, the loan will be extended. If we are unable to re-lease the aircraft on terms acceptable to the lenders or sell the aircraft, the loan becomes due and payable at the end of this nine month period.

If any lessee fails to make a payment of rent on a financed aircraft, we may pay the interest and principal due under the respective loan from our own funds provided that we have not made such payments on six successive occasions or on any nine occasions. If a lease event of default continues and we are no longer permitted to make such payments, the lenders may instruct us to terminate the relevant lease agreement and we would be required to re-pay the loan subject to the nine month remarketing period described above.

If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the associated aircraft is equal to or greater than 80%, we will be required to pay into a collateral account an amount as is necessary to reduce this ratio to less than 80%.

Collateral. Borrowings are secured by our equity interest in the subsidiaries which own the financed aircraft, the aircraft and the leases, maintenance reserves and other deposits.

Certain Covenants. There are no financial covenants in the CBA Facility.

Term Loan

On August 9, 2012, we, through a wholly-owned subsidiary, entered into a $395.0 million senior secured term loan that was scheduled to mature in 2018 (the “Term Loan”) with a consortium of lenders. The Term Loan was originally issued at an offering price of 96% of par value, or a discount of $15.8 million, bearing interest at LIBOR plus a margin of 5.50%, with a LIBOR floor of 1.25%.

Debt proceeds of $266.7 million, along with approximately $122.5 million of the Company’s cash, were applied towards full repayment of the B&B Air Acquisition Facility which financed 16 aircraft. We received the remaining proceeds of $112.5 million as seven additional aircraft, which were previously financed in the CBA Facility, were delivered into the Term Loan. These proceeds were applied towards full repayment of debt outstanding in the CBA Facility in respect of these seven aircraft, as well as associated break costs.

On December 18, 2012, we re-priced the Term Loan reducing the interest rate margin from 5.50% to 4.50%. In conjunction with the re-pricing, we paid the lenders a one-time prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.9 million.

On May 21, 2013, we completed a second re-pricing of the Term Loan, further reducing the interest rate margin to 3.50% and the LIBOR floor by 0.25% to 1.00%. In conjunction with this re-pricing, we paid the lenders a prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.8 million.

During the first quarter of 2013, we sold one aircraft financed through the Term Loan. During the third quarter of 2013, we purchased one Boeing 737-800 aircraft using a combination of unrestricted cash and proceeds from the sale of the aircraft previously financed under this facility. The acquired aircraft replaced the aircraft that was sold as collateral under this facility.

On November 21, 2013, we amended and upsized the Term Loan by $105.0 million. The incremental borrowing was priced at 99.75% of the principal amount. In addition, the maturity of the Term Loan was extended by one year from August 2018 to August 2019. We received net proceeds of approximately $102.0 million, which were used to finance the acquisition of aircraft. At December 31, 2013, $33.6 million was held in an escrow account to finance the acquisition of two additional aircraft, which were acquired during the first quarter of 2014.

As of December 31, 2013, the outstanding balance under the Term Loan was $475.3 million.

Interest Rate. The Term Loan bears interest at an adjustable interest rate equal to one month LIBOR plus a margin of 3.50%, with a LIBOR floor of 1.00%.

Payment Terms. The Term Loan requires quarterly principal payments of $5.9 million. In addition, the aggregate principal amount outstanding as measured on a quarterly basis must not exceed 70.0% of the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers (“LTV Maintenance Test”). As of December 31, 2013, there was no breach of the LTV Maintenance Test. We are required to seek new appraisals semi-annually.

Until November 2014, the Term Loan can be prepaid in part or in whole for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in part or in whole for an amount equal to the outstanding principal amount being repaid.

Collateral. Borrowings are secured by our equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The loan is fully guaranteed by us on a recourse basis.

The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed in the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the sale, removal or substitution of an aircraft.

Default and Remedies. An event of default under the Term Loan includes any of the aircraft owning entities defaulting in respect of obligations in excess of $50,000,000 and holders of such obligation accelerate or demand repayment of amounts due thereunder.

Certain Covenants. There are no financial covenants in the Term Loan.  Upon the sale of an aircraft, we may substitute an aircraft with an appraised value equal to or greater than the aircraft sold provided certain other conditions, including the LTV Maintenance Test and concentration criteria, are met under the Term Loan.

Fly Acquisition II Facility

On November 7, 2012, our subsidiary, Fly Acquisition II Limited, entered into a revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $250.0 million for an availability period of two years followed by a three year term. Borrowings under the Fly Acquisition II Facility are used to finance the acquisition of additional aircraft which may not be more than eight years of age at the time of such funding. All borrowings under the Fly Acquisition II Facility are subject to the satisfaction of certain conditions and the administrative agent’s consent, including the absence of a continuing default and the accuracy of representations and warranties.

On July 3, 2013, we increased total commitments under the Fly Acquisition II Facility to $450.0 million. As of December 31, 2013, the outstanding principal balance under the Fly Acquisition II Facility was $126.8 million.

Availability. The Fly Acquisition II Facility had an initial availability period through November 7, 2014. In connection with the increase in total commitments under the Fly Acquisition II Facility, the availability period was extended to July 3, 2015. The availability period will be followed by a three-year term period, with a final maturity date of July 3, 2018.

The outstanding aggregate amount of loans cannot exceed 72.5% of the sum of (x) the aggregate borrowing base of all aircraft and (y) 50% of maintenance reserves paid with respect to the aircraft. The borrowing base for each aircraft in the portfolio is equal to 72.5% of the lower of the (x) purchase price depreciated on a straight line basis assuming a 25-year useful life and (y) the lower of the current market value or base value appraisal.

During the availability period, Fly Acquisition II may re-borrow any amounts repaid to the lenders.

Commitment Fees. Fly Acquisition II pays a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of their commitment which accrues during the availability period. The applicable margin is 3.25% during the availability period, stepping up to 3.75%, 4.25% and 4.75% in each subsequent year during the term period.

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

Interest. Borrowings under the Fly Acquisition II Facility bears interest at a rate based on the one-month LIBOR plus an applicable margin. The applicable margin for the first two years will be 3.75% and increased to 4.25%, 4.75% and 5.25%, respectively, for each consecutive year during the term.

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

Certain Covenants. Fly Acquisition II is subject to an interest coverage ratio. Upon drawing down in the aggregate of at least $100 million under the facility, Fly Acquisition II is required to maintain a monthly interest coverage ratio of the aggregate amount of rent collected plus security deposits to the aggregate amount of interest accrued less any amounts received or paid by Fly Acquisition II under any applicable derivative agreements during each applicable measurement period. Fly Acquisition II is also required to maintain a rolling three-month interest coverage ratio of at least 1.25 to 1.

Default and Remedies. Events of default under the Fly Acquisition II Facility include, among other things:

•	a final judgment for a payment obligation is rendered against Fly Acquisition II or any of its subsidiaries in an amount in excess of $2,500,000 which remains undischarged for 45 days; or

•	certain early termination events related to Fly Acquisition II’s swap agreements.

Other Secured Aircraft Borrowings

In addition to the debt financings described above, we have entered into and may periodically enter into additional borrowings to finance the acquisition of aircraft. These borrowings are usually structured as individual loans that are secured by pledges of our rights, title and interest in the financed aircraft and related leases. To the extent that multiple aircraft are financed within a single facility, the loans in that facility are cross-collateralized and the lenders may require payment in full or foreclose on any aircraft upon an event of default on any loan.

In 2013, we purchased four aircraft with unrestricted cash and secured debt financing in an aggregate amount of $237.5 million. At December 31, 2013, $134.9 million was recourse to us. Also in 2013, we refinanced four aircraft out of the Fly Acquisition II Facility with four aircraft notes payable totaling $112.0 million.

Although these recourse loans are secured by aircraft and their associated leases, we have guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flow to meet required debt payments. In addition, certain of our secured, recourse indebtedness contain cross default provisions to other recourse indebtedness which if triggered could significantly increase the amount of indebtedness which is payable by us at the time of the cross default.

As of December 31, 2013, other aircraft secured debt borrowings include: (i) two loans financing three aircraft that were assumed with the acquisition of the GAAM Portfolio, (ii) three loans that were arranged in connection with the re-lease of aircraft, (iii) eight loans that were arranged in connection with the purchase of additional aircraft and (iv) four loans re-financing aircraft already owned by us. These loans mature on the scheduled lease termination dates for the financed aircraft, with maturity dates ranging from August 2014 to September 2025.

We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. These loans all contain customary covenants relating to the maintenance, registration and insurance of the financed aircraft, as well as restrictions on our activities, including investments and other activities of the borrowers and restrictions on the granting of liens or other security interests in the aircraft. None of these loans include any financial covenants. These loans also contain certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and re-leasing of the aircraft. As of December 31, 2013, the total principal outstanding under these loans was $490.1 million, with interest rates ranging from 1.64% to 6.55%.

In connection with the sale of six aircraft during the first quarter of 2013, the buyer assumed the underlying debt which had an outstanding principal balance of $41.4 million and derivative contracts associated with the aircraft.

Capital Expenditures

During the year ended December 31, 2013, we acquired fourteen aircraft for $632.9 million, including eleven Boeing 737-800 aircraft, one Boeing 777-300ER aircraft, one Boeing 787-8 aircraft and one Airbus A320-200 aircraft. During the year ended December 31, 2012, we acquired four aircraft for $50.8 million, comprising of two Boeing 737-700 and two Boeing 737-800 aircraft. During the year ended December 31, 2011, we acquired the GAAM Portfolio of 49 aircraft and three Boeing 737-800 aircraft. On February 9, 2011, we invested in a newly formed aircraft leasing joint venture that was formed for the purpose of acquiring, financing, leasing and eventually selling four commercial jet aircraft. We hold a 57.4% interest in the joint venture.

In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of December 31, 2013, the weighted average age of the aircraft in our portfolio was 8.6 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Foreign Currency Exchange Risk

We receive a substantial portion of our revenue in U.S. Dollars, and we pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro, and we have entered into a lease under which we receive the lease payment in Australian dollars. To mitigate the exposure to foreign currency fluctuations associated with this lease, we entered into a foreign currency derivative. Depreciation in the value of the U.S. Dollar relative to other currencies increases the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive substantially all of our revenue in U.S. Dollars and pay substantially all of our expenses in U.S. Dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Research and Development, Patents and Licenses, etc.

Not applicable.

Off-Balance Sheet Arrangements

Not applicable.

Contractual Obligations

Our long-term contractual obligations as of December 31, 2013 consisted of the following (in thousands):

	2014	2015	2016	2017	2018	Thereafter	Total
Principal payment under the Unsecured Notes(1)	$—	$—	$—	$—	$—	$300,000	$300,000
Interest payments under the Unsecured Notes(2)	20,250	20,250	20,250	20,250	20,250	39,656	140,906
Principal payments under the Notes(3)	67,612	66,447	64,511	53,896	42,442	297,995	592,903
Interest payments under the Notes(4)	31,998	28,213	24,581	21,172	18,348	50,866	175,178
Principal payments under the Nord LB Facility(5)	42,049	43,552	45,073	46,719	274,978	—	452,371
Interest payments under the Nord LB Facility(6)	15,234	13,731	12,210	10,564	8,227	—	59,966
Principal payments under the CBA Facility(7)	47,010	10,966	11,280	11,859	19,175	61,533	161,823
Interest payments under the CBA Facility(8)	7,279	5,048	4,776	4,189	3,087	4,063	28,442
Principal payments under the Term Loan Facility(9)	23,766	23,766	23,766	23,766	23,766	356,483	475,313
Interest payments under the Term Loan Facility(10)	19,805	19,918	18,953	17,828	16,755	11,962	105,221
Principal payments under the Acquisition II Facility(11)	5,177	5,177	5,177	5,177	106,058	—	126,766
Interest payments under the Acquisition II Facility(12)	4,303	4,124	3,955	3,765	2,105	—	18,252
Principal payments under Other Aircraft Secured Borrowings(13)	50,037	98,758	46,483	41,308	23,623	229,897	490,106
Interest payments under Other Aircraft Secured Borrowings(13)	19,307	16,816	12,656	10,930	8,984	33,586	102,279
Payments to BBAM and its affiliates under our management agreement(14)	10,633	10,633	10,633	10,633	10,633	50,531	103,696
Payments to BBAM and its affiliates under our administrative services and servicing agreements(15)	14,800	12,589	9,928	8,921	6,920	28,390	81,548
Total	$379,260	$379,988	$314,232	$290,977	$585,351	$1,464,962	$3,414,770

(1)	The final maturity date of the Unsecured Notes is December 15, 2020.
(2)	The Unsecured Notes have a fixed annual interest rate of 6.750%, which will be paid every six months on June 15th and December 15th of each year, beginning on June 15, 2014.
(3)	Principal payments under the Notes are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Future principal payment amounts are estimated based upon existing leases and current re-leasing assumptions. The final maturity of the Notes is November 14, 2033.
(4)	Interest payments assume LIBOR remains at the current rate in effect at year end through the term of the Notes and reflect amounts we expect to pay after giving effect to interest swaps and amounts payable to our policy provider.
(5)	Amounts reflect estimated principal payments through November 2018.
(6)	Interest payments calculated on the current one-month LIBOR plus 3.30% until the final maturity date on November 14, 2018. Interest payments assume LIBOR remains at the current rate in effect at year end through the term of the facility.
(7)	We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule.
(8)	Variable rate borrowings under the CBA Facility bear interest equal to LIBOR plus 2.5%. Interest payments assume LIBOR remains at the current rate in effect at year end through the term of the facility.
(9)	We make quarterly fixed principal payments of $5.9 million, subject to satisfying certain debt service coverage ratios and other covenants.
(10)	Term Loan interest is calculated at LIBOR plus a margin of 3.50%, with a LIBOR floor of 1.00%. Interest payments assume LIBOR remains at the rate in effect at year end through the term of the facility.
(11)	During the availability period, we are required to make monthly principal payments equal to the aggregate outstanding principal amount of the loans less 72.5% of the aggregate purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life.
(12)	Interest rate is based on the one-month LIBOR plus an applicable margin. The applicable margin during the availability period, which expires on July 3, 2013, is 3.25% and increases to 3.75%, 4.25% and 4.75%, respectively, for each consecutive year during the term.
(13)	We have entered into 17 secured loan agreements, two of which are recourse to us, to finance the acquisition of 18 of the aircraft in our portfolio. We make scheduled monthly payments of principal and interest on each loan in accordance with fixed amortization schedules.
(14)	Our management agreement provides that we pay to our Manager base and rent fees and a management expense amount of $10.0 million annually, adjusted for increases in the consumer price index (“CPI”). On December 28, 2012, the Management Agreement was amended to extend the term to December 28, 2022, with an automatic five year renewal period unless we make a payment to the Manager of $8.0 million, subject to potential future adjustment. The table assumes termination of the agreement on December 28, 2022 and payment of the applicable termination fee. See “Management Agreement.”
(15)	Our servicing agreement between BBAM and B&B Air Funding provides that we will pay BBAM a base fee of $150,000 per month, adjusted for CPI increases and a servicing fee equal to 1.0% of the aggregate amount of basic rent collected for all or any part of a month for any of our aircraft plus 1.0% of the aggregate amount of basic rent due for all or any part of a month for any of our aircraft. In addition, B&B Air Funding pays our Manager a $750,000 administrative fee pursuant to an administrative services agreement.

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

Amounts in the table reflect the servicing fees for our aircraft as of December 31, 2013.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is West Pier, Dun Laoghaire, County Dublin, Ireland. Our telephone number at that address is +353 1 231-1900.

Name	Age	Position
Colm Barrington	68	Chief Executive Officer and Director
Gary Dales	58	Chief Financial Officer
Joseph M. Donovan	59	Director and Chairman
Erik G. Braathen	58	Director
Pat O’Brien	59	Director
Robert S. Tomczak	52	Director
Susan M. Walton	53	Director
Steven Zissis	54	Director

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

Gary Dales has been our chief financial officer since March 2008. Mr. Dales joined Babcock & Brown in August 2007 and BBAM in April 2010. Mr. Dales has seven years of aircraft leasing experience. Mr. Dales’ prior position was director of corporate development at PG&E Corporation, an energy based holding company. Prior to assuming that position, Mr. Dales served in various other financial roles at PG&E since 1994, including director of corporate accounting and SEC reporting. Prior to joining PG&E, Mr. Dales was a staff accountant, and later a manager, in the accounting and audit division at Arthur Andersen & Co. for more than 10 years. Mr. Dales graduated from the University of California, Santa Barbara with a BA in Business Economics. Mr. Dales is a member of the American Institute of Certified Public Accountants.

Joseph M. Donovan was appointed Chairman in April 2010 and has been a member of our board of directors since June 2007. Prior to his retirement in January 2007, Mr. Donovan was chairman of Credit Suisse's Asset-Backed Securities and Debt Financing Group, which he led for nearly seven years. Prior thereto, Mr. Donovan was a managing director and head of Asset Finance at Prudential Securities (1998-2000) and Smith Barney (1995-1997). Mr. Donovan began his banking career at The First Boston Corporation in 1983, ultimately becoming a managing director at CS First Boston, where he served as Chief Operating Officer of the Investment Banking Department from 1992 to 1995. Mr. Donovan is a director of Institutional Financial Markets Inc. (formerly known as Cohen & Company) and Homeownership Preservation Foundation. Mr. Donovan received his MBA from The Wharton School and has a degree in Accountancy from the University of Notre Dame.

Erik G. Braathen has been a member of our board of directors since June 2007. Mr. Braathen has been the chief executive of Ojada AS, a privately owned investment company, since 1999. Prior to joining Ojada AS, Mr. Braathen was the chief executive officer of Braathens ASA where he gained extensive experience in the airline industry from 1986 to 1999. Mr. Braathen is a member of the boards of directors of Protector Insurance ASA, Peergynt Tours AS, Opra AS, Northsea PSV AS and Cenzia AS. Mr. Braathen is Chairman of the Board of Directors of Holmen Fondsforvaltning, Sayonara AS, Ojada AS, Okana AS and Onida AS. Mr. Braathen has a Master of International Management from AGSIM, Phoenix Arizona, and a Bachelor of Arts & Economics from the University of Washington.

Pat O’Brien has been a member of our board of directors since August 2013. Prior to his retirement in April 2011, Mr. O’Brien was a Partner at KPMG Dublin for 24 years, which he joined in March 1979. During his tenure with KPMG, Mr. O’Brien specialized in the aircraft leasing and financing sector and served as the tax adviser to a number of aircraft lessors and financiers in this sector. Mr. O’Brien has also worked with the Irish Department of Finance on legislative amendments affecting the aircraft leasing sector and has been published by the Irish Taxation Institute. Mr. O’Brien is a director of Airspeed Limited, Eirtech Aviation Limited, Amentum Capital Limited, VGS Holdings Limited and Apollo Aviation Management Limited. Mr. O’Brien also serves as a director on the boards of Rabobank Ireland plc and ACC Bank plc. Mr. O’Brien is a Commerce graduate of the University College Dublin.

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

Susan M. Walton has been a member of our board of directors since June 2007. Ms. Walton is currently the Chief Executive Officer of the Pestalozzi International Village Trust, a charity registered in England and Chief Executive Officer of Pestalozzi Enterprises Limited. Until September 2010, Ms. Walton was a sub-regional director of the environmental charity Groundwork London. Prior thereto, Ms. Walton was the chief executive of Hampshire & Isle of Wight Wildlife Trust ("HWT"), a leading wildlife conservation charity in England, where she was responsible for biodiversity projects in two counties and developing partnerships with key stakeholder groups. Prior to joining HWT in 2006, she served as General Manager — Structured Finance and Export Credit, for Rolls-Royce Capital Limited for nine years. Ms. Walton was also a Principal at Babcock & Brown from 1989 to 1997 where she was responsible for producing and implementing Babcock & Brown's annual European Aerospace marketing plan. Ms. Walton is a trustee for the Sussex Wildlife Trust, a trustee for the Sussex East Area Meeting of Quakers, a member of the Corporation of Sussex Coast College Hastings and a member of the High Weald AONB Sustainable Development Fund Panel. Ms. Walton holds a degree in Environmental Conservation from Birkbeck College, University of London.

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

Compensation of Directors

During 2013, each independent member of our board of directors received an annual cash retainer of $100,000 payable in equal quarterly installments. Our chairman received an additional $60,000 per year. Each independent director who is a chairman of a committee of the board of directors received an additional $15,000 per year. Our Manager appointed directors received no additional compensation beyond their participation in the 2010 Plan.

Effective January 1, 2014, each independent member of our board of directors will receive an annual cash retainer of $125,000 payable in equal quarterly installments. Our chairman will receive an additional $55,000 per year. Each independent director who is a chairman of a committee of the board of directors will receive an additional $10,000 per year. Our Manager appointed directors will receive no additional compensation beyond their participation in the 2010 Plan.

We paid to our directors aggregate cash compensation of $0.6 million for services rendered in 2013. We do not have a retirement plan for our directors.

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

Each of the members of the Audit Committee is an “independent” director as defined under the applicable rules of the New York Stock Exchange. Mr. Donovan, and Mr. Braathen have served on the Audit Committee since June 2007. Since August 2013, Mr. O’Brien has served on the Audit Committee. Mr. Donovan serves as chairperson.

Compensation Committee

Our Compensation Committee will be consulted by our Manager regarding the remuneration of our chief executive and chief financial officers and will be responsible for determining the compensation of our independent directors. Each of the members of the Compensation Committee is an ‘‘independent’’ director as defined under the applicable rules of the New York Stock Exchange. Mr. Braathen, and Ms. Walton have served on the Compensation Committee since June 2007. Since August 2013, Mr. O’Brien has served on the Compensation Committee. Mr. Braathen serves as chairperson.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee’s responsibilities include the selection of potential candidates for our board of directors and the development and annual review of our governance principles. This committee also makes recommendations to our board of directors concerning the structure and membership of the other board committees. Each of the members of the Nominating and Corporate Governance Committee is an ‘‘independent’’ director as defined under the applicable rules of the New York Stock Exchange. Ms. Walton and Mr. Braathen have served on the Nominating and Corporate Governance Committee since June 2007. Since August 2013, Mr. O’Brien has served on the Nominating and Corporate Governance Committee. Ms. Walton serves as chairperson.

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

The table below sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as of March 14, 2014:

	Shares Beneficially Owned
Name	Number	Percent
Neuberger Berman Group LLC(1)	2,722,340	6.6%
Thornburg Investment Management Inc.(2)	2,662,111	6.4%

(1)	The information above and in this footnote is based on information taken from the Schedule 13G filed by Neuberger Berman Group LLC and Neuberger Berman LLC with the SEC on February 12, 2014. Neuberger Berman Group LLC and Neuberger Berman LLC have shared voting power over 2,698,965 ADSs and shared dispositive power over 2,722,340 ADSs.

(2)	The information above and in this footnote is based on information taken from the Schedule 13G filed with the SEC on January 21, 2014 by Thornburg Investment Management Inc., which has sole voting power and sole dispositive power over 2,662,111 ADSs.

All ADS holders have the same voting rights.

As of February 28, 2014, 1,438,812 of our ADSs were held by 5 holders of record in the United States, not including ADSs held of record by Depository Trust Company, or DTC. As of February 28, 2014, DTC was the holder of record of 38,108,107 ADSs. To the best of our knowledge, 38,546,919 ADSs were beneficially owned by holders with U.S. addresses.

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

On August 9, 2012, through a wholly-owned subsidiary, we entered into the Term Loan. In connection with the Term Loan, we entered into a servicing agreement with BBAM, pursuant to which we pay $10,000 per month in administrative fees and 3.5% of rents collected plus $1,000 per month per aircraft in servicing fees.

On November 7, 2012, our subsidiary, Fly Acquisition II Limited, entered into a secured revolving credit facility to finance the acquisition of additional aircraft. In connection with this financing, we entered into a servicing agreement with BBAM pursuant to which we pay $10,000 per month in administrative fees and 3.5% of rents collected plus $1,000 per month per aircraft in servicing fees.

On December 28, 2012, in connection with the sale of our 15% investment in BBAM LP, we amended the Management Agreement with our Manager. See “Management Agreement.” In addition, Summit and Onex invested $25.0 million in 2,191,060 newly issued shares of Fly at a per share price of $11.41. We paid BBAM $1.7 million in one-time fees for services rendered in connection with these transactions.

In connection with Fly’s underwritten public offering in July 2013, we sold 142,857 common shares in the form of ADSs to certain officers and directors of Fly and BBAM LP at the public offering price of $14.00 per ADS, generating proceeds of $2.0 million.

MANAGEMENT AGREEMENT

General

We have a management agreement with our Manager which was recently amended on December 28, 2012 in conjunction with the sale of our 15% interest in BBAM LP. In discharging its duties under the management agreement, our Manager uses the resources provided to it by BBAM LP and its affiliates. These resources include the dedicated services of Messrs. Colm Barrington and Gary Dales, who serve as our chief executive officer and chief financial officer, respectively, but also remain employees of BBAM LP, the dedicated services of other members of our Manager’s core management team and the non-exclusive services of other personnel employed by BBAM LP.

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

In 2013, 2012 and 2011, the base and rent fees we incurred and payable to the Manager were approximately $3.7 million, $3.8 million and $4.2 million, respectively. However, this entire amount was offset by servicing fees paid to BBAM pursuant to our servicing agreements. See “— Fees and Expenses — Credit for Servicing Fees Paid.”

Until August 9, 2012, we paid our Manager a fee equal to 3.5% of the aggregate amount of basic rent actually collected for all or any part of a month for all aircraft held by B&B Air Acquisition. In 2012 and 2011, the rent fees we incurred and that were payable to the Manager were approximately $1.5 million and $2.8 million, respectively.

Origination and Disposition Fees and Change of Control Fees. We generally pay our Manager a fee for each acquisition or sale of aircraft or other aviation assets equal to 1.5% of the gross acquisition cost in respect of acquisitions or the aggregate gross proceeds in respect of dispositions. However, with respect to the GAAM Portfolio, we agreed to pay our Manager a one-time acquisition fee of $12.5 million (approximately 0.9% of the $1.4 billion value of the GAAM Portfolio). In addition, we paid the Manager a disposition fee equal to 2% of the gross proceeds in respect of the disposition of any of the aircraft in the GAAM Portfolio on or prior to October 14, 2013 where the gross proceeds on such disposition exceeded the net book value of such aircraft. The disposition fee payable on any aircraft in the GAAM Portfolio after October 14, 2013 is 1.5% of aggregate gross proceeds on such disposition. We also pay our Manager a fee of 1.5% of the aggregate gross consideration received in respect of any change of control of our company, which includes the acquisition of more than 50% of our common shares or the acquisition of all or substantially all of our assets.

In 2013, we paid our Manager origination fees of $9.5 million in connection with the purchase of fourteen aircraft. In 2012, we paid our Manager origination fees of $0.9 million in connection with the acquisition of four aircraft. In 2011, we paid our Manager origination fees of $1.5 million in connection with the acquisition of three aircraft.

In 2013, we paid our Manager disposition fees of $2.0 million in connection with the sale of ten aircraft. In 2012, we paid our Manager disposition fees of $1.2 million for the sale of four aircraft. In 2011, we paid our Manager disposition fees of $2.1 million in connection with the sale of two aircraft.

Administrative Agency Fees. We pay to our Manager an administrative agency fee equal to $750,000 per annum for each aircraft securitization financing (the amount of the administrative agency fee for each aircraft securitization financing we establish will be subject to adjustment as set forth below under “— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees”). In 2013, 2012 and 2011, we paid the Manager administrative agency fees totaling $0.8 million in respect of each year, but this amount was credited toward servicing fees paid pursuant to the Servicing Agreement between B&B Air Funding and BBAM.

Until August 9, 2012, our Manager was entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum. In 2012 and 2011, we paid the Manager administrative agency fees totaling $0.2 million in respect of each year, but this amount was credited toward servicing fees paid pursuant to the Servicing Agreement between B&B Air Acquisition and BBAM.

Adjusting the Base Fees and Administrative Agency Fees. The amount of the base fee payable and the amount of the administrative agency fee payable for each aircraft securitization financing we establish will be increased (but not decreased) annually by the percentage movement (if any) in the CPI index applicable for the previous calendar year.

Ancillary Management and Administrative Services.

We pay to our Manager such additional fees for any ancillary management and administrative services provided by our Manager to us from time to time as we and our Manager agree to before the ancillary management and administrative services are provided. We did not pay any ancillary management and administrative services fee to our Manager in 2013, 2012 or 2011.

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

Break Fees

Our Manager is entitled to one-third of the value of any break, termination or other similar fees received by us (with such value to be reduced by any third-party costs incurred by or on behalf of us or by our Manager on behalf of us in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by us in any aircraft or other aviation assets. We did not pay any break fees to our Manager in 2013, 2012 and 2011.

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

We may terminate our Manager’s appointment immediately upon written notice if but only if:

•	BBAM LP ceases to hold (directly or indirectly) more than 50% of the voting equity of, and economic interest in our Manager;

•	our Manager becomes subject to bankruptcy or insolvency proceedings that are not discharged within 75 days, unless our Manager is withdrawn and replaced within 90 days of the initiation of such bankruptcy or insolvency proceedings with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the management agreement;

•	at least 75% of our independent directors and holders of 75% or more of all of our outstanding common shares (measured by vote) determine by resolution that there has been unsatisfactory performance by our Manager that is materially detrimental to us;

•	our Manager materially breaches the management agreement and fails to remedy such breach within 90 days of receiving written notice from us requiring it to do so, or such breach results in liability to us and is attributable to our Manager’s gross negligence, fraud or dishonesty, or willful misconduct in respect of the obligation to apply the standard of care;

•	any license, permit or authorization held by our Manager which is necessary for it to perform the services and duties under the management agreement is materially breached, suspended or revoked, or otherwise made subject to conditions which, in the reasonable opinion of our board of directors, would prevent our Manager from performing the services and the situation is not remedied within 90 days;

•	our Manager voluntarily commences or files any petition seeking bankruptcy, insolvency or receivership relief; consents to the institution of, or fails to contest the filing of any bankruptcy or insolvency filing; files an answer admitting the material allegations filed against it in any such proceeding; or makes a general assignment for the benefit of its creditors, unless our Manager is withdrawn and replaced within 15 days with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the management agreement; or

•	an order is made for the winding up of our Manager, unless our Manager is withdrawn and replaced within 15 days with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the management agreement.

Our Manager may terminate the management agreement immediately upon written notice if;

•	we fail to make any payment due under the management agreement to our Manager within 15 days after the same becomes due;

•	we otherwise materially breach the management agreement and fail to remedy the breach within 90 days of receiving written notice from our Manager requiring us to do so; or

•	if the directors in office on December 28, 2012 and any successor to any such director who was nominated or selected by a majority of the current directors and our Manager appointed directors, cease to constitute at least a majority of the board (excluding directors appointed by our Manager). (See “Board Appointees”.)

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

In 2013, 2012 and 2011, we paid BBAM servicing fees totaling $3.5 million, $3.8 million and $4.1 million, respectively.

BBAM is also entitled to a disposition fee for each sale of an aircraft equal to 1.5% of the aggregate gross proceeds. In 2013, we paid disposition fees to BBAM of approximately $20,000 in connection with the sale of two aircraft. In 2012, we paid disposition fees to BBAM of $0.7 million in connection with the sale of three aircraft. In 2011, we paid disposition fees to BBAM totaling $0.6 million in connection with the sale of one aircraft.

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

In addition to the servicing agreement described above, B&B Air Funding has entered into an administrative services agreement with our Manager to act as its administrative agent and to perform various administrative services, including maintaining its books and records, procuring and supervising legal counsel, accounting, tax and other advisers. In consideration for such services, B&B Air Funding pays the administrative agent an annual fee of $750,000, subject to increases tied to a cost of living index, and will reimburse it for its expenses. For each of 2013, 2012 and 2011, we incurred administrative services fees totaling $0.8 million.

B&B Air Acquisition – Servicing Agreement

Until August 9, 2012, B&B Air Acquisition paid BBAM a servicing fee of $20,000 per month plus 3.5% of the monthly rents actually collected. In addition, BBAM received a sales fee equal to 1.5% of the cash proceeds collected with respect to the sale of any aircraft. In connection with the repayment of the B&B Air Acquisition Facility, the servicing agreement with BBAM was terminated on August 9, 2012. Fees paid to BBAM pursuant to this servicing agreement in 2012 and 2011 amounted to $1.7 million and $3.0 million, respectively.

Term Loan and Fly Acquisition II Facility – Servicing Agreements

Under the Term Loan and Fly Acquisition II Facility, each of our servicing agreements with BBAM provide that we pay BBAM:

•	A servicing fee equal to 3.5% of the monthly rents actually collected;

•	An administrative fee of $1,000 per month per aircraft;

•	An administrative fee of $10,000 per month; and

•	A disposition fee equal to 1.5% of the gross consideration collected with respect to any sale of the subject aircraft.

All Other Aircraft Acquired – Servicing Agreement

We have entered into servicing agreements with affiliates of BBAM with respect to the acquisition of other aircraft including the GAAM Portfolio. Under the terms of these servicing agreements, we will pay the servicers:

•	A servicing fee equal to 3.5% of the monthly rents actually collected;

•	An administrative fee of $1,000 per month per aircraft; and

•	A disposition fee equal to 1.5% of the gross consideration collected with respect to any sale of the subject aircraft.

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

Servicing and administrative fees paid to BBAM pursuant to the servicing agreements under the Term Loan, Fly Acquisition II Facility and for all other aircraft acquired in 2013, 2012 and 2011 amounted to $9.6 million, $8.0 million and $1.7 million, respectively.

In 2013, a disposition fee of $2.0 million was paid to BBAM in connection with the sale of eight aircraft. In 2012, a disposition fee of $0.4 million was paid to BBAM in connection with the sale of an aircraft.

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

Dividend

The table below shows the quarterly dividends we have paid and the total cash requirement for each dividend payment.

Dividend payment date	Dividends paid per share	Total cash outlay
2013:
November 19, 2013	$0.22	$9.1 million
August 20, 2013	$0.22	$9.1 million
May 20, 2013	$0.22	$6.2 million
February 20, 2013	$0.22	$6.2 million
2012:
November 20, 2012	$0.22	$5.7 million
August 20, 2012	$0.22	$5.7 million
May 21, 2012	$0.20	$5.1 million
February 17, 2012	$0.20	$5.1 million
2011:
November 21, 2011	$0.20	$5.1 million
August 19, 2011	$0.20	$5.1 million
May 20, 2011	$0.20	$5.1 million
February 18, 2011	$0.20	$5.3 million

On January 9, 2014, we declared a dividend of $0.25 per share or approximately $10.3 million payable on February 20, 2014 to shareholders of record at January 31, 2014.

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

As a Bermuda company, our ability to pay dividends is subject to certain restrictions imposed by Bermuda law.

ITEM 9.	THE OFFER AND LISTING

Our ADSs, each representing one common share, are traded on the New York Stock Exchange under the symbol “FLY.”

The following table sets forth the annual high and low market prices for our ADSs on the New York Stock Exchange:

	High	Low
2009	10.29	2.50
2010	13.99	8.76
2011	14.58	10.00
2012	14.17	11.06
2013	17.37	12.51

The following table sets forth the quarterly high and low market prices for our ADSs on the New York Stock Exchange for the two most recent financial years:

	High	Low
2012:
Quarter ending March 31, 2012	14.17	12.01
Quarter ending June 30, 2012	13.76	11.40
Quarter ending September 30, 2012	13.63	12.25
Quarter ending December 31, 2012	13.95	11.06
2013:
Quarter ending March 31, 2013	16.50	12.51
Quarter ending June 30, 2013	17.37	14.63
Quarter ending September 30, 2013	17.30	12.63
Quarter ending December 31, 2013	16.34	13.31

The following table sets forth the monthly high and low market prices for our ADSs on the New York Stock Exchange for the most recent six months:

	High	Low
2013:
September 2013	$14.38	$12.70
October 2013	14.94	13.31
November 2013	15.44	14.22
December 2013	16.34	14.98
2014:
January 2014	16.59	14.93
February 2014	15.54	14.36

ITEM 10.	ADDITIONAL INFORMATION

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

Material Contracts

The following is a list of material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, preceding the date of this Annual Report:

1)	Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. See Item 7 “Related Party Transactions — Servicing Agreement.”

2)	Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited. See Item 7 “Related Party Transactions — Administrative Services Agreements.”

3)	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.”

4)	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.”

5)	Amendment No. 1 to Servicing Agreement among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation dated April 29, 2010. See Item 7 “Related Party Transactions — Servicing Agreement.”

6)	Purchase Agreement dated as of July 29, 2011, among Fly Leasing Limited, the Sellers identified therein, Global Aviation Asset Management Pty. Ltd. as trustee of The Global Aviation Asset Management Unit Trust and Kafig Pty. Ltd. See Item 5 “Overview.”

7)	Loan Agreement dated as of November 14, 2007, among Global Aviation Holdings Fund Limited, GAHF (Ireland) Limited, Caledonian Aviation Holdings Limited and Norddeutsche Landesbank Girozentrale. See Item 5 “Liquidity and Capital Resources—Financing—Nord LB Facility.”

8)	Form of Loan Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. See Item 5 “Liquidity and Capital Resources—Financing—Nord LB Facility.”

9)	Form of Servicing Agreement among BBAM LLC, BBAM Aviation Services Limited and each company thereof. See Item 7 “Related Party Transactions—Servicing Agreement.”

10)	Aircraft Mortgage and Security Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, The Initial Intermediate Lessees, The Initial Lessor Subsidiaries, The Additional Grantors Referred to Therein and Wells Fargo Bank Northwest, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Term Loan.”

11)	Securities Purchase Agreement dated November 30, 2012 by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein.

12)	Purchase Agreement dated November 30, 2012 by and among BBAM Limited Partnership, Summit Aviation Partners LLC, Fly- BBAM Holdings, Ltd., Summit Aviation Management Co., Ltd. and persons identified therein.*

13)	First Amendment to Purchase Agreement dated December 28, 2012, by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein.

14)	Amended and Restated Fly Leasing Limited Management Agreement between Fly Leasing Limited and Fly Leasing Management Co. Limited dated December 28, 2012. See Item 7 “Related Party Transactions — Management Agreement.”

15)	Registration Rights Agreement dated as of December 28, 2012, by and among Fly Leasing Limited and each shareholder identified therein.

16)	Amended and Restated Servicing Agreement dated as of January 24, 2013, by and among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited. See Item 7 “Related Party Transactions — Servicing Agreement.”

17)	Amended and Restated Senior Secured Credit Agreement dated as of July 3, 2013 among Fly Acquisition II Limited, the Subsidiary Guarantors Party thereto, the Lenders Party thereto, and Deutsche Bank Trust Company Americas, as Security Trustee and as Administrative Agent. See Item 5 “Liquidity and Capital Resources — Financing — Fly Acquisition II Facility.”

18)	Amended and Restated Term Loan Agreement dated as of November 21, 2013 among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, each other Guarantor Party referred to therein, the Lenders identified therein, Citibank, N.A., and Well Fargo Bank Northwest, National Association. See Item 5 “Liquidity and Capital Resources – Financing – Term Loan.”

19)	Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Unsecured Borrowing.”

20)	First Supplemental Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Unsecured Borrowing.”

*	Confidential treatment has been requested with certain portions of this exhibit. The exhibit omits the information subject to this confidential treatment request. The omitted information has been filed separately with the Securities and Exchange Commission.

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

Income Tax

Irish and Non-Irish Holders

Irish Holders. Individual Irish Holders are subject to income tax on the gross amount of any dividend (i.e., the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 41% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of any DWT. Individual Irish Holders may, depending on their circumstances, be subject to the Universal Social Charge with effect from 1 January 2011. The Universal Social Charge will apply to all income where an individual has income in excess of €10,036 . The Universal Social Charge is charged at three different rates: 2% on the first €10,036; 4% on the next €5,980; and 7% on the aggregate income in excess of €16,016. There is also a surcharge of 3% on individuals in receipt of non-PAYE income that exceeds €100,000 in a year.

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

Taxation of the Disposition of Shares. A U.S. Holder that has made a QEF election for the first year of its holding period will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the shares, which is usually the cost of such shares (as adjusted to take into account any QEF inclusion, which increases the basis of such shares, and any distribution, which decreases the basis of such shares) and the amount realized on a sale or other taxable disposition of the shares. If, as anticipated, the shares are publicly traded, a disposition of shares will be considered to occur on the “trade date,” regardless of the U.S. Holder’s method of accounting. If a QEF election has been made, capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 20% rate of taxation for non-corporate U.S. Holders.

Medicare Tax

Beginning after December 31, 2012, certain U.S. Holders who are individuals, estates or trusts are required to pay a 3.8% Medicare surtax on all or part of that U.S. Holder’s “net investment income”, which includes, among other items, dividends on, and capital gains from the sale or other taxable disposition of, the shares, subject to certain limitations and exceptions. Prospective investors should consult their own tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the shares.

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

Taxation of Fly and Our Subsidiaries

Although Fly’s income is primarily subject to corporate tax in Ireland, part of our income is also subject to taxation in France, Singapore and Australia.

In December 28, 2012, Fly sold its 15% investment in BBAM Limited Partnership (“BBAM LP”). For tax year 2013, Fly did not receive any allocated share of income, deductions and credits from BBAM LP or share of U.S. effectively connected income that would be subject to U.S. federal taxes and as applicable, state and local taxes.

In 2011, Fly made a 57.41% investment in Fly-Z/C Aircraft Holdings LP, a US partnership incorporated in Delaware. The partnership wholly owns an Irish company, Fly-Z/C Aircraft Limited. Fly-Z/C Aircraft Holdings LP and Fly-Z/C Aircraft Limited are not expected to have a deemed U.S. trade or business subject to tax on effectively connected income or a U.S. permanent establishment subject to tax on business profits under Article 7. Fly-Z/C Aircraft Limited is expected to be a qualified resident under the U.S. and Ireland tax treaty.

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

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes, the Term Loan and other borrowings. As of December 31, 2013, 102 out of our 112 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining 10 leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

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

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $21.7 million, and would have increased or decreased our revenues by $1.8 million and $0.8 million, respectively, on an annualized basis.

The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. Changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. As of December 31, 2013, the fair market value of our interest rate swap derivative liabilities, excluding accrued interest, was $23.7 million. A 100 basis-point increase in the interest rate would reduce the fair market value of our derivative liabilities by approximately $19.3 million. A 100 basis-point decrease in the interest rate would increase the fair market value of our derivative liabilities by approximately $16.3 million. As of December 31, 2013, the fair market value of our interest rate swap derivative assets, excluding accrued interest, was $7.6 million. A 100 basis-point increase in the interest rate would increase the fair market value of our derivative assets by approximately $29.7 million. A 100 basis-point decrease in the interest rate would reduce the fair market value of our derivative assets by approximately $27.4 million.

Foreign Currency Exchange Risk

We have a lease pursuant to which we receive the lease payment in Australian dollars. We have entered into a foreign currency derivative related to this lease. Because of our swap agreement, changes in the foreign currency exchange rate would not have a material impact on our cash flows.

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

Dividends and Other Distributions

The Depositary has agreed to pay holders of ADRs the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, less any fees for withholding taxes, duties and other governmental charges. Dividends on our shares are subject to deduction of Irish withholding taxes, unless an exemption to withholding is available. U.S. holders of ADSs (including U.S. citizens or residents) are entitled to claim a refund of Irish withholding taxes on dividends. Unless a U.S. holder of ADSs otherwise specifies, a customary fee of $0.005 per ADS will be deducted from each dividend paid to such holder so that such dividend may be paid gross of Irish withholding taxes.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of December 31, 2013, an evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management of Fly Leasing Limited is responsible for establishing and maintaining adequate internal control over financial reporting for our company. With the participation of our Chief Executive Officer and our Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 using the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

Our independent auditor, Ernst & Young LLP, a registered public accounting firm, has issued their report which is included below.

(c) Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Fly Leasing Limited

We have audited Fly Leasing Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). Fly Leasing Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Fly Leasing Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2013 consolidated financial statements of Fly Leasing Limited and our report dated March 14, 2014 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Francisco, California

March 14, 2014

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our principal accountants for the year ended December 31, 2013 were Ernst & Young LLP.

The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2013 and 2012 and fees billed for other services rendered (in thousands):

	For the year ended December 31,
	2013		2012
	Amount	%	Amount	%
Audit fees(1)	$2,128	76%	$1,708	68%
Audit-related fees	200	7%	85	3%
Tax fees	466	16%	727	29%
All other fees	19	1%	—	—
Total	$2,813	100%	$2,520	100%

(1)	Audit fees include annual audit fees for Fly and its subsidiaries.

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors. The fees incurred in 2013 and 2012 were approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

On May 1, 2013, our Board of Directors approved a $30.0 million share repurchase program expiring in May 2014. This replaced a similar $25.0 million repurchase program which expired in May 2013. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. We did not repurchase any shares in 2013.

The following table summarizes our repurchases of our common shares during 2012 and 2011 under our 2011 Repurchase Program and prior share repurchase programs:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Repurchased Plan	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs
March 1-31, 2011	23,135	$12.43	23,135	—
September 1-30, 2011	16,293	$10.91	16,293	$ 29.8 million	(1)
October 1-31, 2011	27,240	$10.82	27,240	$ 29.5 million	(1)

(1)	The 2011 Repurchase Program has been terminated.

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

F-1

ITEM 18.	FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors
and Shareholders of Fly Leasing Limited

We have audited the accompanying consolidated balance sheets of Fly Leasing Limited as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fly Leasing Limited at December 31, 2013 and 2012, and consolidated results of its operations and its cash flows for each of the three years ended in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fly Leasing Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated March 14, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
March 14, 2014

Fly Leasing Limited
Consolidated Balance Sheets

AS OF DECEMBER 31, 2013 AND 2012
(Dollar amounts in thousands, except par value data)

	December 31, 2013	December 31, 2012
Assets
Cash and cash equivalents	$404,472	$163,124
Restricted cash and cash equivalents	174,829	137,457
Rent receivables	2,922	3,124
Investment in unconsolidated subsidiaries	8,179	6,308
Flight equipment held for operating leases, net	3,034,912	2,616,864
Deferred tax asset, net	—	9,450
Fair market value of derivative assets	7,395	319
Other assets, net	39,650	32,026
Total assets	3,672,359	2,968,672
Liabilities
Accounts payable and accrued liabilities	16,592	15,662
Rentals received in advance	17,422	14,402
Payable to related parties	3,756	2,789
Security deposits	52,837	47,474
Maintenance payment liability	233,811	225,733
Unsecured borrowings, net	291,567	—
Secured borrowings, net	2,254,705	2,052,412
Deferred tax liability, net	7,746	—
Fair market value of derivative liabilities	24,577	48,967
Other liabilities	20,523	29,231
Total liabilities	2,923,536	2,436,670
Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 41,306,338 and 28,040,305 shares issued and outstanding at December 31, 2013 and 2012, respectively	41	28
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	658,492	482,733
Retained earnings	104,143	83,138
Accumulated other comprehensive loss, net	(13,853)	(33,897)
Total shareholders’ equity	748,823	532,002
Total liabilities and shareholders’ equity	$3,672,359	$2,968,672

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Dollar amounts in thousands, except per share data)

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Revenues
Operating lease revenue	$359,409	$376,437	$230,716
Equity earnings from unconsolidated subsidiaries	1,871	9,383	5,647
Gain on sale of aircraft	6,277	8,360	9,137
Gain on sale of investment in unconsolidated subsidiary	—	36,882	—
Lease termination settlement	—	—	2,135
Interest and other income	1,930	1,634	1,154
Total revenues	369,487	432,696	248,789
Expenses
Depreciation	146,400	136,633	95,718
Aircraft impairment	8,825	11,382	7,500
Interest expense	120,399	142,491	90,547
Net (gain) loss on extinguishment of debt	(15,881)	7,628	—
Selling, general and administrative	37,418	40,192	27,248
Ineffective, dedesignated and terminated derivatives	(1,263)	31,871	—
Acquisition costs	—	—	18,038
Maintenance and other costs	15,454	10,968	4,400
Total expenses	311,352	381,165	243,451
Net income before provision for income taxes	58,135	51,531	5,338
Provision for income taxes	5,659	3,862	4,242
Net income	$52,476	$47,669	$1,096
Weighted average number of shares:
Basic	34,129,880	25,792,932	25,843,348
Diluted	34,243,456	25,961,605	25,992,062
Earnings per share:
Basic	$1.51	$1.81	$0.03
Diluted	$1.50	$1.80	$0.03
Dividends declared and paid per share	$0.88	$0.84	$0.80

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Comprehensive Income

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011 (UNAUDITED)
(Dollar amounts in thousands)

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Net income	$52,476	$47,669	$1,096
Other comprehensive income, net of tax
Change in fair value of derivatives, net of deferred tax (1)	22,093	9,075	(4,959)
Reclassification from other comprehensive income into earnings due to termination of derivative liabilities, net of deferred tax (2)	—	27,479	—
Reclassification from other comprehensive income into earnings, net of deferred tax (3)	(1,302)	(290)	1,464
Comprehensive income (loss)	$73,267	$83,933	$(2,399)

(1)	Deferred tax expense was $3.5 million and $1.4 million for the years ended December 31, 2013 and 2012, respectively. Deferred tax benefit was $0.5 million for the year ended December 31, 2011.
(2)	Deferred tax expense was $3.9 million for the year ended December 31, 2012.
(3)	Deferred tax benefit was $0.2 million and $41,000 for the years ended December 31, 2013 and 2012, respectively. Deferred tax expense was $0.2 million for the year ended December 31, 2011.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Shareholders’ Equity

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Dollar amounts in thousands)

							Accumulated
	Manager				Additional	Retained	Other	Total
	Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Loss, net	Equity
Balance December 31, 2010	100	$—	26,707,501	27	463,559	77,984	(66,666)	474,904
Dividends to shareholders	—	—	—	—	—	(20,738)	—	(20,738)
Dividend equivalents	—	—	—	—	—	(360)	—	(360)
Shares repurchased	—	—	(1,102,106)	(1)	(13,141)	—	—	(13,142)
Shares issued in connection with vested share grants	—	—	80,132	—	—	—	—	—
Share-based compensation	—	—	—	—	4,768	—	—	4,768
Net income	—	—	—	—	—	1,096	—	1,096
Net change in the fair value of derivatives, net of deferred tax asset of $470	—	—	—	—	—	—	(4,959)	(4,959)
Reclassified from other comprehensive income into earnings, net of deferred tax of $209	—	—	—	—	—	—	1,464	1,464
Balance December 31, 2011	100	—	25,685,527	$26	$455,186	$57,982	$(70,161)	$443,033
Dividends to shareholders	—	—	—	—	—	(21,629)	—	(21,629)
Dividend equivalents	—	—	—	—	—	(884)	—	(884)
Shares issued in connection with vested share grants	—	—	163,718	—	—	—	—	—
Shares issued to Onex and Summit, net of commission of $1,086	—	—	2,191,060	2	23,912	—	—	23,914
Share-based compensation	—	—	—	—	3,635	—	—	3,635
Net income	—	—	—	—	—	47,669	—	47,669
Net change in the fair value of derivatives, net of deferred tax liability of $1,456	—	—	—	—	—	—	9,075	9,075
Reclassification from other comprehensive income into earnings due to termination of derivative liabilities, net of deferred tax liability of $3,926	—	—	—	—	—	—	27,479	27,479
Reclassified from other comprehensive income into earnings, net of deferred tax of $41	—	—	—	—	—	—	(290)	(290)
Balance December 31, 2012	100	—	28,040,305	$28	$482,733	$83,138	$(33,897)	$532,002
Dividends to shareholders	—	—	—	—	—	(30,531)	—	(30,531)
Dividend equivalents	—	—	—	—	—	(940)	—	(940)
Shares issued in connection with public offering, net of expenses	—	—	13,142,856	13	172,582	—	—	172,595
Shares issued in connection with vested share grants	—	—	122,534	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	643	—	—	—	—	—
Share-based compensation	—	—	—	—	3,177	—	—	3,177
Derivative instruments terminated in connection with aircraft sale, net of deferred tax asset of $320 (1)	—	—	—	—	—	—	(747)	(747)
Net income	—	—	—	—	—	52,476	—	52,476
Net change in the fair value of derivatives, net of deferred tax liability of $3,486 (1)	—	—	—	—	—	—	22,093	22,093
Reclassified from other comprehensive income into earnings, net of deferred tax asset of $186 (1)	—	—	—	—	—	—	(1,302)	(1,302)
Balance December 31, 2013	100	—	41,306,338	$41	$658,492	$104,143	$(13,853)	$748,823

(1)	See Note 8 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Dollar amounts in thousands)

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Cash Flows from Operating Activities
Net Income	$52,476	$47,669	$1,096
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity earnings from unconsolidated subsidiaries	(1,871)	(9,383)	(5,647)
Gain on sale of aircraft	(6,277)	(8,360)	(9,137)
Gain on sale of investment in unconsolidated subsidiary	—	(36,882)	—
Depreciation	146,400	136,633	95,718
Aircraft impairment	8,825	11,382	7,500
Amortization of debt issuance costs	5,735	3,202	7,471
Amortization of lease incentives	9,019	6,989	6,856
Amortization of lease discounts/premiums and other items	8,173	6,281	1,307
Amortization of GAAM acquisition date fair market value adjustments	12,602	23,611	5,838
Net (gain) loss on extinguishment of debt	(15,881)	7,387	—
Share-based compensation	3,177	3,635	4,768
Deferred income taxes	6,195	(8,180)	2,562
Unrealized loss (gain) on derivative instruments	(1,263)	31,871	(1,489)
Security deposits and maintenance payment liability relieved	(31,360)	(47,694)	(3,911)
Security deposits and maintenance payment claims applied towards operating lease revenues	(2,596)	(7,671)	—
Changes in operating assets and liabilities:
Rent receivables	(4,982)	(1,070)	120
Other assets	(1,969)	5,644	(1,913)
Payable to related parties	(10,544)	(4,837)	1,781
Accounts payable and accrued liabilities	(1,305)	8,148	2,415
Rentals received in advance	2,344	(1,240)	(2,923)
Other liabilities	4,576	13,247	(2,135)
Net cash flows provided by operating activities	181,474	180,382	110,277
Cash Flows from Investing Activities
Investment in unconsolidated subsidiaries	—	—	(28,054)
Distributions from unconsolidated subsidiaries	—	6,269	26,951
Proceeds from sale of investment in BBAM LP	—	49,500	—
Purchase of GAAM Portfolio, net of cash assumed	—	—	(113,623)
Purchase of additional aircraft	(632,944)	(50,803)	(52,128)
Proceeds from sale of aircraft	48,539	67,740	126,913
Lessor contribution to maintenance	(24,185)	(16,626)	(11,312)
Net cash flows provided by (used in) investing activities	(608,590)	56,080	(51,253)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	(39,731)	160,947	(21,712)
Security deposits received	13,910	9,398	3,567
Security deposits returned	(7,271)	(4,257)	(3,703)
Maintenance payment liability receipts	56,968	57,892	53,515
Maintenance payment liability disbursements	(16,612)	(28,150)	(14,544)
Debt extinguishment costs	(3,856)	—	—
Proceeds from unsecured borrowings	291,389	—	—
Proceeds from secured borrowings	587,083	459,200	46,596
Proceeds from Term Loan upsizing	101,892	—	—
Debt issuance costs	(11,825)	(16,483)	(801)
Repayment of secured borrowings	(444,607)	(847,607)	(204,867)
Proceeds from sale of notes payable	—	87,282	33,765
Proceeds from (payment for) termination of interest rate swap contract	—	(35,066)	1,398
Shares repurchased	—	—	(13,142)
Proceeds from issuance of shares, net of fees paid	172,595	23,914	—
Dividends	(30,531)	(21,629)	(20,738)
Dividend equivalents	(940)	(884)	(360)
Net cash flows provided by (used in) activities	668,464	(155,443)	(141,026)
Net increase (decrease) in cash	241,348	81,019	(82,002)
Cash at beginning of period	163,124	82,105	164,107
Cash at end of period	$404,472	$163,124	$82,105
Supplemental Disclosure:
Cash paid during the period for:
Interest	$97,451	$118,672	$74,804
Taxes	84	2,057	1,381
Noncash Activities:
Security deposits and maintenance payment liability disbursements applied as rentals received in advance	676	345	—
Security deposits assumed on purchase of flight equipment	1,774	1,080	—
Maintenance reserves assumed on purchase of flight equipment	—	8,482	—
Security deposit and maintenance payment liability disbursements applied to rent receivables	5,184	1,128	—
Withholding taxes netted against distributions received from BBAM LP	—	1,847	1,264
Security deposits netted against sales price from sale of flight equipment	—	2,170	1,700
Maintenance payment liabilities and claims netted against sales price from sale of flight equipment	—	—	8,006
Debt issuance costs netted with proceeds from secured borrowings	—	—	1,402
Noncash activities in connection with sale of aircraft:
Secured borrowings assumed by buyer	38,500	—	—
Derivative liabilities assumed by buyer	5,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Notes to Consolidated Financial Statements

For the year ended December 31, 2013

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

On October 14, 2011, the Company completed the acquisition of a portfolio of 49 aircraft and other assets (“GAAM Portfolio”) valued at approximately $1.4 billion and managed by Global Aviation Asset Management (“GAAM”). The purchase was funded with approximately $141.7 million of the Company’s unrestricted cash and the assumption of approximately $1.2 billion of secured, non-recourse debt. The Company incurred approximately $18.0 million in expenses in connection with the acquisition, including a one-time $12.5 million fee to BBAM LP for arranging the acquisition.

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
F-9

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

RESTRICTED CASH AND CASH EQUIVALENTS

Pursuant to certain of the Company’s debt facilities, payments received from lessees serve as collateral to the lenders and are thus subject to withdrawal restrictions. The Company’s restricted cash and cash equivalents consist primarily of (i) security deposits and certain maintenance payments received from lessees under the terms of various lease agreements, (ii) a portion of rents collected which may be required to be held as cash collateral and (iii) other cash, which may be subject to withdrawal restrictions pursuant to the Company’s credit agreements as further described in Note 7.

All restricted cash is held by major financial institutions in segregated accounts.

RENT RECEIVABLES

Rent receivables represent unpaid lessee obligations under existing lease contracts. Any allowance for doubtful accounts is established on a specific identification basis and is maintained at a level believed by management to be adequate to absorb probable losses inherent in rent receivables. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor’s operating environment. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends impacting the lessees and their credit-worthiness, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2013 and 2012, the Company had no allowance for doubtful accounts. The Company had one and two lessees on non-accrual status as of December 31, 2013 and 2012, respectively, and recognized revenue from those lessees when cash was received.

INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

Fly has a 57.4% interest in Fly-Z/C Aircraft Holdings LP (“Fly-Z/C LP”). On December 28, 2012, Fly sold its 15.0% interest in BBAM Limited Partnership (“BBAM LP”).

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

Major improvements to be performed by the Company pursuant to the lease agreement are accounted for as lease incentives and are amortized against revenue over the term of the lease, assuming no lease renewals. Lessee specific modifications to the aircraft are capitalized and also amortized against revenue over the term of the lease. Generally, lessees are responsible for repairs, scheduled maintenance and overhauls during the lease term and to be compliant with return conditions of flight equipment at lease termination.

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

The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs. For the year ended December 31, 2013, the Company recognized an impairment loss of $8.8 million in respect of an Airbus A319-100 aircraft which was manufactured in 2000. This aircraft will be sold by the Company in 2014. For the year ended December 31, 2012, the Company recognized an impairment loss of $11.4 million in respect of two Boeing 737-500 aircraft which were manufactured in 1992 and one Airbus A320-200 aircraft which was manufactured in 2002. The Airbus A320-200 aircraft was sold during the first quarter of 2013. For the year ended December 31, 2011, the Company recognized an impairment loss of $7.5 million in respect of two Boeing 737-500 aircraft. The leases related to these two aircraft expired in 2012 and the Company disposed of the aircraft in 2013.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks. All derivatives are recognized on the balance sheet at their fair values. Pursuant to hedge accounting provisions, changes in the fair value of the item being hedged are recognized into earnings in the same period and in the same income statement line as the change in the fair value of the derivative instrument. On the date that the Company enters into a derivative contract, the Company formally documents all relationships between the hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income, net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item or that do not qualify for hedge accounting treatment are recognized directly into income.

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

SECURITY DEPOSITS

In the normal course of leasing aircraft to third parties under its lease agreements, the Company receives cash or letters of credit as security for certain contractual obligations which is held on deposit until termination of the lease. Security deposits are returned to the lessee at lease termination or taken into income if the lessee fails to perform under its lease.

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

SHARE-BASED COMPENSATION

The Company has a 2010 Omnibus Incentive Plan (“2010 Plan”) which permitted the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. In May 2012, the Company made an additional aggregate grant of 300,000 SARs and RSUs to certain employees of BBAM LP, who provide services to the Company pursuant to management and servicing agreements. As of December 31, 2013 and 2012, the Company had made grants aggregating 1,500,000 under the 2010 Plan, respectively. There are no shares remaining available for grants under the 2010 Plan.

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

The Company applies a recognition threshold of more-likely-than-not to be sustained in the examination of tax uncertainty in income taxes. Measurement of the tax uncertainty occurs if the recognition threshold has been met. The Company has elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during the years ended December 31, 2013, 2012 and 2011.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2013, the FASB issued guidance which requires companies to present, in one place, information about reclassifications out of accumulated other comprehensive income (“AOCI”). It also requires companies to present the reclassifications by component. For significant items reclassified out of AOCI to net income in their entirety, companies must disclose the line item on the statement of income that was affected. This can be done on the face of the statement in certain circumstances or in the notes. For significant items not reclassified to net income in their entirety during the reporting period, companies must cross-reference the note where additional details about the effects of the reclassification are disclosed. The Company adopted the guidance prospectively commencing in the 2013 fiscal year and interim periods within the year.

3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASES

As of December 31, 2013 and 2012, the Company had 113 and 109 aircraft held for operating leases, respectively. During the year ended December 31, 2013, the Company purchased fourteen aircraft for a total acquisition cost of $642.2 million.

During the year ended December 31, 2012, the Company purchased four aircraft for a total acquisition cost of $60.4 million. To partially finance the acquisitions, the Company entered into loan agreements with an international commercial bank to borrow a total of $50.0 million.

During the year ended December 31, 2013, the Company sold ten aircraft and recognized a pre-tax gain on sale totaling $6.3 million. The buyer of six of the aircraft also assumed the underlying debt financing and derivative instruments associated with the aircraft. During the year ended December 31, 2012, the Company sold four aircraft and recognized a pre-tax gain on sale totaling $8.4 million. A portion of the proceeds received was used to repay the debt associated with the four aircraft.

For the year ended December 31, 2013, the Company recognized an impairment loss of $8.8 million in respect of an Airbus A319-100 aircraft which was manufactured in 2000. This aircraft will be sold by the Company in 2014. For the year ended December 31, 2012, the Company recognized an impairment loss of $11.4 million in respect of two Boeing 737-500 aircraft which were manufactured in 1992 and one Airbus A320-200 aircraft which was manufactured in 2002. The Airbus A320-200 aircraft was sold during the first quarter of 2013. For the year ended December 31, 2011, the Company recognized an impairment loss of $7.5 million in respect of two Boeing 737-500 aircraft. The leases related to these two aircraft expired in 2012 and the Company disposed of the aircraft in 2013.

Flight equipment held for operating leases consist of the following:

	December 31, 2013	December 31, 2012
	(Dollars in thousands)
Cost	$3,597,330	$3,047,274
Accumulated depreciation	(562,418)	(430,410)
Net flight equipment held for operating leases	$3,034,912	$2,616,864
F-13

The Company capitalized $17.2 million and $11.4 million, respectively, of major maintenance expenditures for the years ended December 31, 2013 and 2012. These amounts have been included in flight equipment held for operating leases.

The classification of the net book value of flight equipment held for operating leases and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the aircraft lessee.

The distribution of the net book value of flight equipment held for operating leases by geographic region is as follows:

	December 31, 2013		December 31, 2012
	(Dollars in thousands)
Europe:
United Kingdom	$347,627	11%	$365,411	14%
Turkey	191,527	6%	113,244	4%
Germany	152,894	5%	107,568	4%
Other	459,243	15%	493,263	19%
Europe — Total	1,151,291	37%	1,079,486	41%
Asia and South Pacific:
China	353,868	12%	300,568	11%
India	120,771	4%	146,659	6%
Other	394,627	13%	265,911	10%
Asia and South Pacific — Total	869,266	29%	713,138	27%
North America:
United States	291,724	10%	266,603	10%
Other	33,162	1%	34,650	2%
North America — Total	324,886	11%	301,253	12%
Mexico, South and Central America:
Chile	255,832	9%	—	—
Brazil	98,393	3%	97,319	4%
Mexico	127,943	4%	169,710	6%
Mexico, South and Central America — Total	482,168	16%	267,029	10%
Middle East and Africa — Total	189,682	6%	163,489	6%
Off-Lease — Total	17,619	1%	92,469	4%
Total flight equipment held for operating leases, net	$3,034,912	100%	$2,616,864	100%

At December 31, 2013, aircraft held for operating leases were on lease to 62 lessees in 34 countries. The Company had one aircraft that was off-lease at December 31, 2013. At December 31, 2012, aircraft held for operating leases were on lease to 55 lessees in 32 countries. The Company had six aircraft that were off-lease at December 31, 2012.

The distribution of operating lease revenue by geographic region for the years ended December 31, 2013, 2012 and 2011 is as follows:

	Year ended December 31, 2013		Year ended December 31, 2012		Year ended December 31, 2011
	(Dollars in thousands)
Europe:
United Kingdom	$48,507	13%	$45,916	12%	$19,444	8%
Turkey	14,703	4%	12,319	3%	5,874	3%
Germany	19,882	6%	28,746	8%	15,560	7%
Other	69,480	20%	83,347	22%	68,513	29%
Europe — Total	152,572	43%	170,328	45%	109,391	47%
Asia and South Pacific:
China	41,332	12%	36,918	10%	13,620	6%
India	21,894	6%	39,312	10%	22,341	10%
Other	32,841	9%	34,506	10%	11,288	4%
Asia and South Pacific — Total	96,067	27%	110,736	30%	47,249	20%
North America:
United States	40,482	11%	41,311	11%	39,088	17%
Other	3,891	1%	3,891	1%	3,891	2%
North America — Total	44,373	12%	45,202	12%	42,979	19%
Mexico, South and Central America:
Chile	10,055	3%	—	—	—	—
Brazil	19,038	5%	12,630	3%	1,687	1%
Mexico	18,996	5%	18,843	5%	16,276	7%
Mexico, South and Central America — Total	48,089	13%	31,473	8%	17,963	8%
Middle East and Africa — Total	18,308	5%	18,698	5%	13,134	6%
Total Operating Lease Revenue	$359,409	100%	$376,437	100%	$230,716	100%

The Company had no customer that accounted for 10% or more of total operating lease revenue for any of the years ended December 31, 2013, 2012 and 2011. In 2013, the Company had one lessee on non-accrual basis due to concerns about the lessee’s financial condition and only recognized revenue as cash was received. In 2012 and 2011, the Company had two lessees which it placed on non-accrual status. These leases were terminated during the first quarter of 2013. During the years ended December 31, 2013, 2012 and 2011, the Company recognized revenue of $0.8 million, $7.5 million and $10.4 million, respectively, from these lessees.

For the years ended December 31, 2013, 2012 and 2011, the Company recognized end of lease revenues totaling $47.6 million, $49.8 million and $2.9 million, respectively.

The amortization of lease premiums, net of lease discounts which have been included as a component of operating lease revenue was $3.4 million and $7.5 million for the years ended December 31, 2013 and 2012, respectively. The amortization of lease discounts, net of lease premiums, was $1.9 million for the year ended December 31, 2011.

As of December 31, 2013 and 2012, the weighted average remaining lease term of the Company’s aircraft held for operating leases was 4.3 and 3.2 years, respectively.

Presented below are the contracted future minimum rental payments due under non-cancellable operating leases, as of December 31, 2013. For leases that have floating rental rates based on the six-month LIBOR, the future minimum rental payments due assume that the rental payment due as of December 31, 2013 is held constant for the duration of the lease.

Year ending December 31,	(Dollars in thousands)
2014	$344,216
2015	277,152
2016	198,864
2017	164,308
2018	107,460
Thereafter	222,669
Future minimum rental payments under operating leases	$1,314,669

For the years ended December 31, 2013, 2012 and 2011, amortization of lease incentives recorded as a reduction of operating lease revenue totaled $9.0 million, $7.0 million and $6.9 million, respectively. At December 31, 2013, lease incentive amortization for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)
2014	$12,327
2015	11,004
2016	8,994
2017	7,174
2018	3,785
Thereafter	2,811
Future amortization of lease incentives	$46,095

In connection with the early termination of four leases in a prior period, the Company reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, the Company received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million that was paid in monthly installments through 2011 with interest at 8.0% per annum. During the year ended December 31, 2011, payments totaling $2.1 million were received.

4. INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

Investment in BBAM LP

On April 29, 2010, the Company through its wholly-owned subsidiary, Fly-BBAM Holdings, Ltd. (“Fly-BBAM”), purchased a 15% interest in BBAM LP, a newly formed, privately-held aircraft leasing and management business for $8.75 million. BBAM LP provides management and administrative services to Fly, including servicing of its aircraft portfolio. Summit Aviation Partners LLC (“Summit”) owned the remaining 85% interest in BBAM LP.

On December 28, 2012, the Company sold its 15% interest in BBAM LP for $49.5 million and recognized a gain of $36.9 million. In June 2013, the Company received an additional $1.0 million of proceeds as a result of working capital adjustments pursuant to the purchase and sale agreement.

For the years ended December 31, 2012 and 2011, the Company recognized $7.8 million and $5.4 million, respectively, in equity earnings from its investment in BBAM LP. The Company amortized the difference between the cost of its initial investment and its share of underlying equity in the net assets of BBAM LP against its equity earnings from BBAM LP. The Company received distributions totaling $6.0 million and $5.0 million during the years ended December 31, 2012 and 2011, respectively.

Investment in Fly-Z/C LP

The Company has a 57.4% limited partnership interest in Fly-Z/C LP. Summit has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner of the joint venture. For the years ended December 31, 2013, 2012 and 2011, the Company recognized $1.9 million, $1.6 million and $0.3 million, respectively, in equity earnings from its investment in Fly-Z/C LP. The Company did not receive any distributions in 2013. The Company received distributions totaling $0.5 million and $23.2 million during the years ended December 31, 2012 and 2011, respectively. The distribution in 2011 includes $22.2 million received in connection with the completion of a $40.0 million debt financing by the Fly-Z/C LP.

5. OTHER ASSETS

The principal components of the Company’s other assets are as follows:

	December 31, 2013	December 31, 2012
	(Dollars in thousands)
Loan issuance costs, net	$25,593	$18,461
Lease premiums	4,949	8,718
Other assets	9,108	4,847
Total other assets	$39,650	$32,026

For the years ended December 31, 2013, 2012 and 2011, the Company amortized $5.1 million, $3.2 million and $6.5 million, respectively, of loan issuance cost into interest expense.

6. UNSECURED BORROWINGS

	Balance as of
	December 31, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance:
Unsecured Notes issued	$300,000	$—
Unamortized discount	(8,433)	—
Unsecured borrowings, net	$291,567	$—

On December 11, 2013, the Company completed a public offering of $300.0 million aggregate principal amount of 6.75% Senior Notes due 2020 (the “Unsecured Notes”). In connection with the issuance, the Company paid an underwriting discount totaling $8.5 million. The Unsecured Notes are unsecured obligations of the Company and will rank pari passu in right of payment with any existing and future senior indebtedness of the Company. Interest on the Unsecured Notes is payable semi-annually on June 15 and December 15 of each year, beginning on June 15, 2014.

At any time prior to December 15, 2016, the Company may redeem up to 35% of the original principal amount of the Unsecured Notes with the proceeds of certain equity offerings at a redemption price of 106.75% of the principal amount thereof, together with accrued and unpaid interest to, but not including, the date of redemption. On or after December 15, 2016, the Company may redeem the Unsecured Notes, in whole or in part, at the redemption prices listed below, plus accrued and unpaid interest to the redemption date.

Redemption Price
Redeemed during the 12-month period commencing on December 15 of the years set forth below:
2016	105.063%
2017	103.375%
2018	101.688%
2019 and thereafter	100.000%

At any time prior to December 15, 2016, the Company may also redeem all or a portion of the Unsecured Notes at par but will have to pay a “make-whole premium” equal to the present value of all future interest payments called for under the indenture.

Should the Company experience a change of control (as defined in the indenture), holders of the Unsecured Notes have the right to require the Company to repurchase all or any part of their Unsecured Notes for payment in cash equal to 101% of the aggregate principal amount of the Unsecured Notes repurchased plus accrued and unpaid interest.

The Company received net proceeds of approximately $291.4 million, after deducting underwriters’ discounts and commissions and offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general corporate purposes, including the acquisition of aircraft. The Unsecured Notes have a maturity date of December 15, 2020.

Pursuant to the indenture, the Company is subject to financial and operating covenants which relate to its operations, dividend payments, incurrence of debt, repurchases of common shares, investments, disposition of aircraft, and capital expenditures. If the Unsecured Notes obtain a certain investment grade rating, certain covenants as specified in the indenture will be suspended. As of December 31, 2013, the Company was not in default under the Unsecured Notes.

7. SECURED BORROWINGS

The Company’s secured borrowings balance, net of unamortized debt discounts, as of December 31, 2013 is presented below:

	Net carrying value as of December 31,		Weighted average interest rate (1) as of December 31,		Maturity date
	2013	2012	2013	2012
	(in thousands)
Notes Payable	$575,326	$639,281	3.63%	3.85%	November 2033
Nord LB Facility	440,456	490,717	4.15%	4.14%	November 2018
CBA Facility	159,802	268,625	4.91%	5.18%	September 2014 – October 2020
Term Loan	465,103	377,646	4.50%	5.75%	August 2019
Fly Acquisition II	126,766	—	4.16%	—	July 2018
Other aircraft secured borrowings	487,252	276,143	4.71%	5.54%	August 2014 – September 2025
Total	$2,254,705	$2,052,412

(1)	Represents the contractual interest rates and effect of derivative instruments, and excludes the amortization of debt discounts and debt issuance costs.

The Company is subject to certain operating covenants under its loan agreements relating to the maintenance, registration and insurance of its aircraft. The Company may also be required to maintain certain lease concentration limits, and there may be limitations on the re-leasing of aircraft and the disposition of aircraft. In addition, pursuant to certain of our loan agreements, the Company may be subject to additional operating covenants relating to the operations of the borrower entity; restrictions on the acquisition or substitution of additional aircraft; restrictions on the modification of aircraft and capital expenditures; limits on the amount and type of guarantees that can be provided or assumed or other indebtedness that can be incurred; and restrictions on the Company’s ability to grant liens or other encumbrances on the aircraft. The Company’s failure to comply with any one of these covenants may trigger an event of default under the relevant loan or facility agreement.

Generally, an event of default under any of the Company’s loan or facility agreement may include, among other things:

•	Interest or principal is not paid when due or within a prescribed period of time following its due date;

•	Failure to make certain other payments and such payments are not made within a prescribed period of time following written notice;

•	Failure to maintain required insurance levels;

•	Failure to comply with certain other covenants and such noncompliance continues for a specified period of time following written notice; or

•	Any of the aircraft owning or borrower entities become the subject of insolvency proceedings.

As of December 31, 2013, the Company was not in default under any of its secured borrowings.

Notes Payable

	Balance as of
	December 31, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance:
Notes issued	$592,903	$660,444
Unamortized discount	(17,577)	(21,163)
Notes payable, net	$575,326	$639,281

On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”) at an offering price of 99.71282%. The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. Interest is payable monthly based on the current one-month LIBOR plus a spread of 0.77%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and in certain circumstances, principal on the Notes.

As of December 31, 2013 and 2012 accrued interest on the Notes totaled $0.2 million and $0.3 million, respectively.

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

In 2009, the Company repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes. In 2011, the Company sold $40.8 million principal amount of these repurchased Notes. During the first quarter of 2012, the Company sold the remaining $106.7 million principal amount of Notes for $87.3 million.

As of December 31, 2013 and 2012, the outstanding principal amount of the Notes was $592.9 million and $660.4 million, respectively.

Until August 2012, there were scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, all revenues collected during each monthly period have been applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the policy provider, interest and interest rate swap payments. The final maturity date of the Notes is November 14, 2033.

In 2013 and 2012, the Company made principal payments of $67.5 million and $14.4 million, respectively. The payment in 2012 was net of $0.1 million, which was paid back to the Company in respect of the Notes it previously held.

Prior to August 2012, a portion of the proceeds received from the sale of any aircraft included in the Initial Portfolio was applied to repay the debt allocated to such aircraft. In 2012, three aircraft were sold and the Company repaid debt of $38.8 million associated with these aircraft. The Company wrote-off loan costs and unamortized discounts of $1.5 million associated with the repaid debt.

During the year ended December 31, 2013, two aircraft that secured the Notes were sold.

The Company may, on a payment date, redeem the Notes in whole or from time to time in part, at the outstanding principal amount, together with accrued and unpaid interest.

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

In connection with the issuance of the Notes, B&B Air Funding entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Note Liquidity Facility. As of December 31, 2013 and 2012, B&B Air Funding had not drawn on the Note Liquidity Facility.

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

B&B Air Acquisition Facility

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

Nord LB Facility

	Balance as of
	December 31, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance	$452,371	$508,942
Unamortized debt discount	(11,915)	(18,225)
Nord LB Facility balance, net	$440,456	$490,717

The Company assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”) that financed 19 of the aircraft acquired in the GAAM Portfolio. On February 6, 2012, the Company completed an extension of the Nord LB Facility from November 2012 to November 2018. On February 14, 2012, the Company paid $25.0 million to Nord LB which was applied towards repayment of outstanding principal amounts. On November 14, 2012, the Company made an additional principal payment of $15.0 million to Nord LB. From February 6, 2012 until November 14, 2012, the Company paid Nord LB a fee equal to 0.45% per annum, or $1.9 million.

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

Commencing November 14, 2012, the loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. As of December 31, 2013, the blended weighted average interest rate for the facility was 4.15%, excluding the amortization of debt discount and debt issuance costs. As of December 31, 2013 and 2012, interest accrued on the facility totaled $0.7 million and $0.9 million, respectively.

The Company pays 95% of lease rentals received towards interest and principal. Upon the termination or expiration of a lease, no payments are due under the Nord LB Facility with respect to the outstanding loan amount for that aircraft until the earlier of six months from such termination or expiration or the date the aircraft is re-leased. Interest during this period increases the outstanding balance under the facility. If an aircraft remains off-lease after six months from the termination or expiration, interest must be paid on each payment date. If an aircraft remains off-lease after twelve months, the Company must pay debt service equal to 85% of the lease rate paid under the prior lease agreement. The lenders may require payment in full or foreclose on an aircraft that remains off-lease after 24 months, but the lenders may not foreclose on any other aircraft. During the years ended December 31, 2013 and 2012, the Company made total principal payments of $57.9 million and $110.1 million, respectively, under the Nord LB Facility.

In the event the Company sells any of the financed aircraft, substantially all sales proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and second to repay the outstanding amounts which finance the other aircraft unless certain conditions are met. In addition, any security deposit amounts that the Company retains after termination of a lease and any maintenance reserve amounts which are retained and are not expected to be required for future maintenance will be used to prepay the Nord LB Facility. If the Company earns a 10% return on its equity investment after full repayment of the facility, the Company will pay Nord LB a fee equal to 10% of returns in excess of 10%, up to a maximum of $5.0 million.

In 2013, the Company sold one Boeing 737-700 aircraft from the Nord LB Facility and repaid the debt associated with this aircraft. In 2012, the Company sold one Airbus A319-100 aircraft financed by the Nord LB Facility. The Company repaid the debt associated with the aircraft and wrote off $0.8 million of unamortized discount.

An event of default with respect to the loan on any aircraft will trigger an event of default on the loans with respect to every other financed aircraft. A default by any of the aircraft owning entities in respect of obligations in excess of $10,000,000 and holders of such obligation accelerate or demand repayment of amounts due thereunder would constitute an event of default.

The Nord LB Facility does not contain any financial covenants. As of December 31, 2013, 17 aircraft were financed under the Nord LB Facility.

CBA Facility

	Balance as of
	December 31, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance:
Senior tranches	$30,512	$242,815
Junior tranches	5,900	32,701
Tranche A	87,925	—
Tranche B	37,486	—
Total outstanding principal balance	161,823	275,516
Unamortized debt discount	(2,021)	(6,891)
CBA Facility balance, net	$159,802	$268,625

The Company’s subsidiaries assumed a debt facility provided by Bank of Scotland plc (“BOS”), Commonwealth Bank of Australia and CommBank Europe Limited (together, “CBA”) (the “CBA Facility” which the Company formerly referred to as the “BOS Facility”) that financed 21 of the 49 aircraft acquired in the GAAM Portfolio. The CBA Facility originally consisted of individual loans for each aircraft with maturity dates matching the scheduled lease expiry dates. The loan maturity dates ranged from 2013 to 2017 and could consist of a senior and junior tranche.

Subsequent to the acquisition of the GAAM Portfolio, twelve aircraft have been refinanced. One aircraft was refinanced in 2011 and nine aircraft were refinanced in 2012, resulting in repayments of $20.0 million and $194.9 million under this facility, respectively. Pursuant to the refinancing, the Company incurred debt extinguishment costs of $1.6 million which included non-cash write-offs of loan costs and unamortized debt discount totaling $1.4 million in 2012. In May 2013, two additional aircraft were refinanced, resulting in repayments of $54.5 million under this facility.

On November 15, 2013, the Company, through its subsidiaries, amended and extended the CBA Facility, which was then secured by nine aircraft. Pursuant to the amendment agreement, the Company made a one-time principal payment of $18.9 million and BOS forgave 11.25% or $9.9 million of its portion of the senior tranche borrowings and 100% or $19.2 million of the junior tranche borrowings. CBA has provided for seven new loans on seven of the nine aircraft.

In connection with the loan amendment, the Company recognized a net gain on forgiveness of debt of $22.2 million which included write-offs of unamortized debt discount and loan costs of $2.0 million, swap breakage costs of $4.9 million and closing costs of $0.9 million.

Subsequent to December 31, 2013, the Company entered into sale agreements for two Airbus A319-100 aircraft manufactured in 2000. The proceeds from the sale will be paid to the lenders as full and final discharge of the loans secured by these aircraft. The loans have a total outstanding principal balance of $36.4 million as of December 31, 2013 and will mature in late 2014.

The loans provided pursuant to the CBA Facility are cross-collateralized and cross-defaulted. All payments under the CBA Facility are fully guaranteed by and recourse to the Company.

The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. The Company is required to repay the associated debt upon lease termination or sale of an aircraft. Upon a lease termination or expiration, the Company may elect to extend the loan maturity date for up to nine months during which only interest is payable. If the aircraft is re-leased during this nine month period with the consent of the facility agent, the loan will be extended. If the Company is unable to re-lease the aircraft on terms acceptable to the lenders or sell the aircraft, the loan becomes due and payable at the end of this nine month period. In 2013 and 2012, total scheduled payments of $13.5 million and $23.0 million, respectively, were made by the Company.

If any lessee fails to make a payment of rent on a financed aircraft, the Company may pay the interest and principal due under the respective loan from its own funds provided that the Company has not made such payments on six successive occasions or on any nine occasions. If a lease event of default continues and the Company is no longer permitted to make such payments, the lenders may instruct the Company to terminate the relevant lease agreement and re-pay the loan subject to the nine month remarketing period described above.

Borrowings under the CBA Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 2.50%. As of December 31, 2013 and 2012, the weighted average interest rates on the tranche loans, excluding the debt discount amortization, are presented below:

	Balance as of
	December 31, 2013	December 31, 2012
Fixed rate loans:
Senior tranche	5.62%	5.88%
Junior tranche	7.91%	7.39%
Tranche A	6.53%	—
Tranche B	4.58%	—

Variable rate loans:
Senior tranche	—	1.64%
Junior tranche	—	2.91%
Tranche A	2.66%	—
Tranche B	2.66%	—
Facility weighted average interest rate	4.91%	5.18%

As of December 31, 2013 and 2012, interest accrued on the facility totaled $0.2 million and $0.4 million, respectively.

Borrowings under the CBA Facility are secured by the Company’s equity interest in the subsidiaries which own the aircraft and the related leases. If, upon the repayment of any loan, the ratio of the total principal amount outstanding under the CBA Facility to the aggregate appraised value of the aircraft is equal to or greater than 80%, the Company will be required to pay into a collateral account an amount as is necessary to that reduces this ratio to less than 80%.

Term Loan

	Balance as of
	December 31, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance	$475,313	$390,062
Unamortized debt discount	(10,210)	(12,416)
Term loan, net	$465,103	$377,646

On August 9, 2012, the Company, through a wholly-owned subsidiary, entered into a $395.0 million senior secured term loan that was scheduled to mature in 2018 (the “Term Loan”) with a consortium of lenders. The Term Loan was originally issued at an offering price of 96% of par value, or a discount of $15.8 million, bearing interest at LIBOR plus a margin of 5.50%, with a LIBOR floor of 1.25%.

Debt proceeds of $266.7 million, along with approximately $122.5 million of the Company’s cash, were applied towards full repayment of the B&B Air Acquisition Facility which financed 16 aircraft. The Company received the remaining proceeds of $112.5 million as seven additional aircraft, which were previously financed in the CBA Facility, were delivered into the Term Loan. These proceeds were applied towards full repayment of debt outstanding in the CBA Facility in respect of these seven aircraft, as well as associated break costs.

On December 18, 2012, the Company re-priced the Term Loan reducing the interest rate margin from 5.50% to 4.50%. In conjunction with the re-pricing, the Company paid the lenders a one-time prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.9 million. The Company recorded debt extinguishment costs of $4.2 million associated with the lenders who did not participate in the re-pricing and whom were replaced with new lenders.

On May 21, 2013, the Company completed a second re-pricing of the Term Loan, further reducing the interest rate margin to 3.50% and the LIBOR floor by 0.25% to 1.00%. In conjunction with this re-pricing, the Company paid the lenders a prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.8 million.

During the first quarter of 2013, the Company sold one aircraft financed through the Term Loan. During the third quarter of 2013, the Company purchased one Boeing 737-800 aircraft using a combination of unrestricted cash and proceeds from the sale of the aircraft previously financed under this facility. The acquired aircraft replaced the aircraft that was sold as collateral under this facility.

On November 21, 2013, the Company amended and upsized the Term Loan by $105.0 million. The incremental borrowing was priced at 99.75% of the principal amount. The Company received net proceeds of approximately $102.0 million, which were used to finance the acquisition of aircraft. At December 31, 2013, $33.6 million was held in an escrow account to finance the acquisition of two additional aircraft, which were acquired during the first quarter of 2014. In connection with this amendment, the Company recorded debt extinguishment costs of $1.2 million.

In conjunction with the upsizing, the maturity of the Term Loan was extended by one year from August 2018 to August 2019. In addition, the maximum Loan-to-Value ratio (“LTV”) as measured on a quarterly basis, was increased from 67.5% to 70.0% of the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers (“LTV Maintenance Test”). As of December 31, 2013, there was no breach of the LTV Maintenance Test. The Company is required to seek new appraisals semi-annually.

The Term Loan requires quarterly principal payments of $5.9 million. In 2013 and 2012, the Company made principal payments of $19.8 million and $4.9 million, respectively.

Until November 2014, the Term Loan can be prepaid in part or in whole for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in part or in whole for an amount equal to the outstanding principal amount being repaid.

Borrowings under the Term Loan are secured by the Company’s equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The loan is also guaranteed by the Company. The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed in the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the acquisition, sale, removal or substitution of an aircraft. The Term Loan also includes certain customary covenants, including reporting requirements and maintenance of public ratings.

An event of default under the Term Loan includes any of the aircraft owning entities defaulting in respect of obligations in excess of $50,000,000 and holders of such obligation accelerate or demand repayment of amounts due thereunder.

As of December 31, 2013 and 2012, interest accrued on the Term Loan totaled $2.9 million and $3.2 million, respectively. As of December 31, 2013, 28 aircraft were financed under the Term Loan.

Fly Acquisition II Facility

On November 7, 2012, the Company, through a wholly-owned subsidiary, entered into a revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $250.0 million for an availability period of two years followed by a three year term, with an initial maturity date of November 7, 2017.

On July 3, 2013, the Company increased total commitments under the Fly Acquisition II Facility to $450.0 million. The availability period was extended to July 3, 2015. The availability period will be followed by a three-year term period, with a final maturity date of July 3, 2018. The Company pays a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of their commitment which accrues during the availability period. The applicable margin has been reduced by 0.50% to 3.25% during the availability period, stepping up to 3.75%, 4.25% and 4.75% in each subsequent year during the term period.

In 2013, the Company purchased six Boeing 737-800 aircraft manufactured in 2013 using a combination of unrestricted cash and $195.6 million drawn under the Fly Acquisition II Facility. In addition, the Company refinanced two aircraft originally financed under the CBA Facility using a combination of unrestricted cash and $44.4 million drawn under the Fly Acquisition II Facility during the first quarter of 2013. During the third quarter of 2013, these two aircraft were refinanced out of this facility, resulting in repayments of $43.8 million. During the fourth quarter of 2013, two additional aircraft were refinanced out of this facility, resulting in repayments of $66.2 million. As of December 31, 2013, the outstanding principal balance under the facility was $126.8 million and four aircraft remained financed through this facility.

The borrowing base for each aircraft in the portfolio is equal to 72.5% of the lower of (x) the original purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life and (y) the current market value or base value appraisal. The outstanding aggregate amount of loans under the facility cannot exceed 72.5% of the sum of (x) the aggregate borrowing base of all aircraft and (y) 50% of maintenance reserves paid with respect to the aircraft. Aircraft financed under the Fly Acquisition II Facility may not be more than eight years of age at the time of such funding.

During the availability period, the Company is required to make monthly principal payments equal to the aggregate outstanding principal amount of the loans less 72.5% of the aggregate purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life of the aircraft.

The Company may make voluntary prepayments under the Fly Acquisition II Facility. In addition, the Company is required to make partial prepayments with any proceeds from the sale of aircraft and all insurance and other proceeds received with respect to any event of total loss of an aircraft. Amounts repaid may be redrawn during the availability period.

Borrowings are secured by the beneficial interests in the aircraft owning and leasing subsidiaries, the aircraft and related leases, certain cash collateral and other deposits. In addition, the Company is required to maintain cash collateral equal to 2% of the aggregate outstanding principal balance of the loans. If there is an event of default in respect of the borrowing base or if certain concentration criteria are not met at the end of the availability period, then all of the maintenance reserves to be paid in respect of the financed aircraft following the occurrence of such event will be pledged to the lenders. Upon the occurrence of an event of default in respect of the borrowing base, the Company will also be required to pledge to the lenders all maintenance reserves in respect of the financed aircraft prior to such event of default.

Events of default under the Fly Acquisition II Facility include, among other things:

•	a final judgment for a payment obligation is rendered against Fly Acquisition II or any of its subsidiaries in an amount in excess of $2,500,000 which remains undischarged for 45 days; and

•	certain early termination events related to Fly Acquisition II’s swap agreements.

Other Aircraft Secured Debt

In addition to the debt financings described above, the Company has entered into and may periodically enter into secured debt to finance the acquisition of aircraft. These borrowings may finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of the Company’s rights, title and interest in the financed aircraft and leases. The maturity date on each loan matches the corresponding lease expiration date. The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. Principal payments totaled $28.7 million and $21.8 million in 2013 and 2012, respectively.

In 2013, the Company purchased four aircraft with unrestricted cash and secured debt financing in an aggregate amount of $237.5 million. At December 31, 2013, $134.9 million was recourse to the Company. Also in 2013, the Company refinanced four aircraft out of the Fly Acquisition II Facility with four aircraft notes payable totaling $112.0 million.

Although these recourse loans are secured by aircraft and their associated leases, the Company has guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flow to meet required debt payments. In addition, certain of our secured, recourse indebtedness contain cross default provisions to other recourse indebtedness which if triggered could significantly increase the amount of indebtedness which is payable by the Company at the time of the cross default.

Other aircraft secured debt borrowings include: (i) two loans financing three aircraft that were assumed with the acquisition of the GAAM Portfolio, (ii) three loans that were arranged in connection with the re-lease of aircraft, (iii) eight loans that were arranged in connection with the purchase of additional aircraft and (iv) four loans re-financing aircraft already owned by the Company. As of December 31, 2013 and 2012, interest accrued on these loans totaled $1.1 million and $1.0 million, respectively.

The following table contains a summary of the key terms related to these other aircraft secured debt financings:

	Number of Aircraft Financed	Principal Balance Outstanding as of December 31,		Weighted Average Interest Rates (1)	Maturity Date
		2013	2012
		(in thousands)
GAAM Facility No. 1 (2)	—	$—	$42,090	—	—
GAAM Facility No. 2	2	29,095	31,630	6.30%	August 2014 – December 2015
GAAM Note Payable (3)	4	59,813	65,298	4.57%	December 2015 – January 2018
Aircraft Note Payable (4)	12	401,198	141,357	4.62%	June 2015 – September 2025
Total outstanding principal balance		$490,106	$280,375
Unamortized debt discount (2) (3)		(2,854)	(4,232)
Other aircraft secured borrowings balance, net		$487,252	$276,143

(1)	Represents the contractual interest rates.
(2)	In connection with the sale of the six aircraft financed by this facility in March 2013, the buyer assumed the debt facility which had an outstanding balance of $38.5 million, net of unamortized discount of $2.9 million. As of December 31, 2012, the unamortized discount associated with GAAM Facility No. 1 totaled $3.2 million.
(3)	Includes four loans financing four aircraft. As of December 31, 2013 and 2012, the unamortized discount associated with the GAAM Note Payable totaled $0.6 million and $1.0 million, respectively.
(4)	Includes twelve loans arranged in connection with the purchase of aircraft.

          Other Secured Borrowing

The Company had an $85.0 million credit facility agreement with an international commercial bank. The outstanding principal balance of $34.5 million was fully repaid during the first quarter of 2012.

          Borrowings Future Minimum Principal Payments

During the year ended December 31, 2013, the Company made scheduled principal payments on its borrowings totaling $444.6 million. The anticipated future minimum principal payments due for its borrowings are as follows:

Year ending December 31,	(Dollars in thousands)
2014	$235,651
2015	248,666
2016	196,290
2017	182,725
2018	490,043
Thereafter	945,907
Future minimum principal payments due	$2,299,282

8. DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. As of December 31, 2013, the Company’s total unsecured and secured debt balance, excluding unamortized debt discount, was $2.6 billion. Debt with floating interest rates totaled $1.9 million, of which $1.6 million was associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of December 31, 2013 and 2012, the Company had interest rate swap contracts with notional amounts aggregating $1.5 billion and $933.3 million, respectively. Six of the interest rate swap contracts were assumed in connection with the acquisition of the GAAM Portfolio. The unrealized fair market value gain on the interest rate swap contracts, reflected as derivative assets, was $7.4 million as of December 31, 2013. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $24.6 million and $47.5 million as of December 31, 2013 and 2012, respectively.

To mitigate its exposure to foreign currency exchange fluctuations, the Company enters into cross currency swap contracts in conjunction with leases in which a portion or all of the lease rentals are denominated in currency other than U.S. dollars (“USD”). Pursuant to such cross currency swaps, the Company receives USD based on a fixed conversion rate through the maturity date of the respective swap contract. As of December 31, 2013 and 2012, the Company had one and four cross currency swap contracts, respectively, that were assumed in connection with the acquisition of the GAAM Portfolio. The unrealized fair market value loss on the Australian dollar (“AUD”) cross currency swap contracts, reflected as derivative liabilities, was approximately $35,000 and $1.4 million as of December 31, 2013 and 2012, respectively. The unrealized fair market value gain on the Euro cross currency swap contracts, reflected as a derivative asset, was $0.3 million as of December 31, 2012.

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

Designated Derivatives

The Company’s interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For the year ended December 31, 2013, the Company recorded an unrealized gain of $22.1 million, net of the applicable net tax expense of $3.5 million. For the year ended December 31, 2012, the Company recorded a net unrealized gain of $9.1 million, after the applicable net tax expense of $1.4 million. For the year ended December 31, 2011, the Company recorded a net unrealized loss of $5.0 million, after the applicable net tax benefit of $0.5 million.

As of December 31, 2013, the Company had the following designated derivative instruments classified as derivative assets on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Market Value of Derivative Assets	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Assets	Deferred Tax Expense	Gain Recognized in Accumulated Comprehensive Loss	Gain Recognized into Earnings
Interest rate swap contracts	31	10/15/2017 -9/27/2025	0.89% - 6.22%	$540,742	$7,814	$(167)	$7,647	$(1,025)	$6,917	$82
Accrued interest				—	(252)	—	(252)	—	—	—
Total – designated derivative assets	31			$540,742	$7,562	$(167)	$7,395	$(1,025)	$6,917	$82

As of December 31, 2013, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Deferred Tax Benefit	Loss Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swap contracts	9	1/14/2015 -9/27/2025	1.98% - 4.93%	$620,853	$(24,446)	$792	$(23,654)	$2,957	$(20,697)	$—
Accrued interest				—	(888)	—	(888)	—	—	—
Total – designated derivative liabilities	9			$620,853	$(25,334)	$792	$(24,542)	$2,957	$(20,697)	$—

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

As of December 31, 2013, the Company had the following undesignated derivative liability (dollar amounts in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Contracted Fixed Conversion Rate to U.S. Dollar	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Gain Recognized into Earnings
Cross currency swap contract	1	01/23/2014	—	$1AUD to 0.7803	$370	$(35)	$—	$(35)	$1,397

Total – non-designated derivative liability	1				$370	$(35)	$—	$(35)	$1,397

Terminated Derivatives

In 2010 and 2011, the Company terminated two interest rate swap contracts and received settlement proceeds totaling $2.1 million which were amortized into interest expense over the original term of the contracts. In 2013, of the remaining amount to be amortized, $0.3 million was amortized into interest expense and the balance of $1.0 million was written off as a loss on debt extinguishment upon repayment of the associated debt.

During the year ended December 31, 2013, in connection with three cross currency and one interest rate swap contracts that terminated, the Company recognized net fair value losses totaling $0.2 million.

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

During 2008, the Company terminated a cross currency swap contract and received settlement proceeds totaling $2.1 million which was amortized into operating lease revenue through April 15, 2016, the original contract maturity date. In connection with the sale of the aircraft and associated lease rentals, the remaining amount of $1.1 million was fully amortized in 2011.

9. SHARE-BASED COMPENSATION

Description of Plan

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permits the grant of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. In 2010, the Company made an initial grant aggregating 599,999 SARs and RSUs to certain employees of BBAM LP who provide services to the Company pursuant to management and servicing agreements. In 2011 and 2012, the Company made additional grants of 600,001 and 300,000 SARs and RSUs, respectively. There are no remaining shares available for grants under the 2010 Plan.

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

The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Risk-free interest rate	0.90% – 2.51%	0.90% – 2.73%	1.67% – 3.47%
Volatility	51% – 63%	54% – 70%	60% – 70%
Expected life	6 – 8 years	6 – 10 years	6 – 9 years

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

Grant Activity

A summary of the Company’s SAR activity for the years ended December 31, 2013, 2012 and 2011 are presented as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding at January 1, 2011	359,605	$12.42	9.3
SARs granted	349,235	13.30	—
SARs exercised	—	—	—
SARs canceled or forfeited	—	—	—
Outstanding at December 31, 2011	708,840	12.85	8.8
SARs granted	183,164	12.28	—
SARs exercised	—	—	—
SARs canceled or forfeited	—	—	—
Outstanding at December 31, 2012	892,004	12.74	8.1
SARs granted	—	—	—
SARs exercised	(3,370)	12.42	—
SARs canceled or forfeited	—	—	—
Outstanding at December 31, 2013	888,634	12.74	7.1
Exercisable at December 31, 2013	650,116	$12.72	6.8

No SARs were granted to employees and non-employees during the year ended December 31, 2013. SARs granted to employees and non-employees during the year ended December 31, 2012 totaled 33,096 and 150,068, respectively. SARs granted to employees and non-employees during the year ended December 31, 2011 totaled 63,104 and 286,131, respectively.

The aggregate intrinsic value of the SARs is calculated as the difference between the exercise price of the underlying awards and the Company’s closing ADS price of $16.07, $12.32 and $12.52 as of December 31, 2013, 2012 and 2011, respectively. The SARs had an intrinsic value of $0.8 million as of December 31, 2013. As of December 31, 2012 and 2011, the unvested SARs had no intrinsic value. The grant date fair value of the SARs granted in 2012 and 2011 was $1.4 million and $3.2 million, respectively.

A summary of the Company’s RSU activity for the years ended December 31, 2013, 2012 and 2011 is as follows:

	Number of shares	Weighted average grant date fair value
Outstanding and unvested at January 1, 2011	160,262	$12.42
RSUs granted	250,766	13.30
RSUs vested	(80,132)	12.42
RSUs canceled or forfeited	—	—
Outstanding and unvested at December 31, 2011	330,896	13.09
RSUs granted	116,836	12.28
RSUs vested	(163,718)	12.87
RSUs canceled or forfeited	—	—
Outstanding and unvested at December 31, 2012	284,014	12.88
RSUs granted	—	—
RSUs vested	(122,534)	12.98
RSUs canceled or forfeited	—	—
Outstanding and unvested at December 31, 2013	161,480	$12.81

No RSUs were granted to employees and non-employees during the year ended December 31, 2013. RSUs granted to employees and non-employees during the year ended December 31, 2012 totaled 21,112 and 95,724, respectively. RSUs granted to employees and non-employees during the year ended December 31, 2011 totaled 45,312 and 205,454, respectively.

The weighted average grant date fair value of the RSUs was determined based on the closing market price of the Company’s ADSs on the date of the award. As of December 31, 2013, the aggregate intrinsic value of RSUs outstanding using the closing price of $16.07 per ADS was $2.6 million. The aggregate intrinsic value of RSUs outstanding using the closing price of $12.32 per ADS as of December 31, 2012 was $3.5 million. The aggregate intrinsic value of RSUs outstanding using the closing price of $12.52 per ADS as of December 31, 2011 was $4.1 million.

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $3.2 million, $3.6 million and $4.8 for the years ended December 31, 2013, 2012 and 2011, respectively. Unamortized share-based compensation expense totaled $0.9 million, $2.6 million and $3.6 million at December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013, 2012 and 2011, unvested RSUs and SARs had weighted average remaining vesting terms of approximately six months, eleven months and twelve months, respectively.

10. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia, Singapore and Labuan that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. In calculating net trading income, Fly and its Irish tax resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on their aircraft. In addition, repatriated earnings and any undistributed earnings from the Company’s Cayman and Australian subsidiaries will be taxed at the 25.0% and 12.5% tax rate, respectively. Fly’s French resident subsidiaries pay a corporation tax of 33.33%, Fly’s Luxembourg resident subsidiary pays a corporation tax of 28.8% and Fly’s Australian resident subsidiaries pay a corporation tax of 30.0% on their net trading income.

The Company’s tax provision also included U.S. federal and state taxes on its share of BBAM LP’s taxable income sourced in the U.S. BBAM LP operates in jurisdictions in which it, rather than its partners, is responsible for the taxes levied. These taxes are included in BBAM LP’s results and are reflected in the Company’s equity earnings from BBAM LP.

Fly-BBAM was subject to Irish tax on dividends paid to it by BBAM LP at either 12.5% or 25.0% depending on the underlying source of income. Subject to limitations under current Irish law, U.S. taxes paid by the Company or taxes paid by BBAM LP’s subsidiaries were credited against Irish tax liability associated with its investment in BBAM LP.

Income tax expense by jurisdiction is shown below:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
	(Dollars in thousands)
Current tax (benefit) expense:
Ireland	$400	$10,201	$95
France	20	32	25
Luxembourg	175	26	—
United States	(1,131)	1,783	1,560
Current tax expense (benefit) — total	(536)	12,042	1,680

Deferred tax expense (benefit):
Ireland	3,470	(10,118)	1,639
France	(13)	(2)	6
Australia	2,738	2,101	731
United States	—	(161)	186
Deferred tax expense (benefit) — total	6,195	(8,180)	2,562
Total income tax expense	$5,659	$3,862	$4,242

In the year ended December 31, 2013, the Company recognized a tax benefit of $1.1 million related to 2012 U.S. Federal and State taxes primarily resulting from the re-allocation of BBAM LP’s U.S. sourced income among its partners.

The Company had no unrecognized tax benefits as of December 31, 2013 and 2012. The principal components of the Company’s net deferred tax asset (liability) were as follows:

	December 31, 2013	December 31, 2012
	(Dollars in thousands)
Deferred tax asset:
Net operating loss carry forwards	$193,006	$165,397
Deductible intra-group interest	—	8,663
Net unrealized losses on derivative instruments	1,932	6,928
Basis difference on acquisition of GAAM Australian assets	9,597	16,493
Other	202	61
Valuation allowance	(19,412)	(24,588)
Total deferred tax asset	185,325	172,954

Deferred tax liability:
Excess of tax depreciation over book depreciation	(171,969)	(137,509)
Book/tax differences identified in connection with GAAM Portfolio acquisition:
Debt	(1,859)	(4,324)
Security deposits and maintenance reserve liability	(388)	(551)
Lease premiums, net	(142)	(307)
Net earnings of non-European Union member subsidiaries	(18,713)	(20,813)
Total deferred tax liability	(193,071)	(163,504)
Deferred tax (liability) asset, net	$(7,746)	$9,450

The Company had recorded valuation allowances against a deferred tax asset in connection with basis differences on the acquisition of GAAM’s Australian assets. In connection with the sale of aircraft owned by a wholly-owned Australian subsidiary in 2013, the Company generated capital gains and has utilized approximately $2.3 million of the deferred tax asset.

Under current tax rules in Ireland, the Company is allowed to carry forward its net operating losses for an indefinite period to offset any future income. However, the Company has recorded a net valuation allowance of $1.7 million for the year ended December 31, 2013.

The Company records valuation allowances to reduce deferred tax assets to the extent it believes it is more likely than not that a portion of such assets will not be realized. In making such determinations, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and its ability to carry back losses to prior years. The Company is required to make assumptions and judgments about potential outcomes that may be outside its control. Critical factors include the projection, source, and character of future taxable income. Although realization is not assured, the Company believes it is more likely than not that deferred tax assets, net of the valuation allowance, will be realized. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced or current tax planning strategies are not implemented. At December 31, 2013 and 2012, the Company had a valuation allowance of $19.4 million and $24.6 million, respectively.

The Company is allowed to carry forward its net operating losses for an indefinite period to be offset against income of the same trade under current tax rules in Ireland.

The table below is a reconciliation of the Irish statutory corporation tax rate of 12.5% on trading income to the Company’s recorded income tax expense (benefit):

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
	(Percentage)
Irish statutory corporate tax rate on trading income	12.5%	12.5%	12.5%
Valuation allowances	1.6%	—	—
Equity earnings from Fly-Z/C LP	(0.4%)	(0.4%)	(0.7%)
Tax on investment in BBAM LP	—	1.3%	20.4%
Tax impact of repurchased and resold Notes	(0.8%)	(1.2%)	(3.0%)
Share-based compensation	0.7%	0.9%	11.2%
Tax on gain on sale of investment in BBAM LP	—	9.1%	—
Deductible intra-group interest	(2.2%)	(12.9%)	—
Foreign tax rate differentials	3.3%	(2.4%)	(2.8%)
True-up of prior year tax provision	0.2%	1.1%	—
Non-taxable gain on debt extinguishment	(5.1%)	—	—
Non-deductible transaction fees and expenses	0.1%	—	40.7%
Other	(0.2%)	(0.5%)	1.2%
Income tax expense	9.7%	7.5%	79.5%

The Company is not under examination in any tax jurisdiction at the present time. The tax years from 2009 onwards are open for examination by the tax authorities.

11. OTHER LIABILITIES

The following table describes the principal components of the Company’s other liabilities:

	December 31, 2013	December 31, 2012
	(Dollars in thousands)
Net current tax provision	$1,517	$9,985
Lease incentive obligation	8,534	9,483
Deferred rent payable	9,169	7,773
Unamortized lease discounts	256	1,345
Other	1,047	645
Total other liabilities	$20,523	$29,231

For the years ended December 31, 2013 and 2012, amortization of lease discounts recorded into rental revenue totaled $0.4 million and $0.5 million, respectively.

12. SHAREHOLDERS’ EQUITY

In July 2013, the Company sold 13,142,856 common shares in the form of ADSs at a price of $14.00 per ADS in an underwritten public offering generating net proceeds of approximately $172.6 million. As of December 31, 2013, there were 41,306,338 shares outstanding.

During the years ended December 31, 2013, 2012 and 2011, the Company declared and paid dividends of $0.88 per share or $31.5 million, $0.84 per share or $22.5 million and $0.80 per share or $21.1 million, respectively. On January 9, 2014, the Company declared a dividend of $0.25 per share or approximately $10.3 million, including dividend equivalents paid to vested SARs, which was paid on February 20, 2014 to shareholders of record at January 31, 2014.

The Company’s board of directors approved certain share repurchase programs pursuant to which the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under these programs, as set forth below, may depend on a variety of factors, including market conditions, and the program may be suspended or discontinued at any time prior to the expiration date.

Board Approval Date	Expiration Date	Maximum dollar value of shares that may be purchased under this program	Calendar year shares were purchased	Total number of shares purchased	Average price paid per share
May 3, 2010	May 2011	$30.0 million	2011	23,135	$12.43
May 3, 2011	May 2012	$30.0 million	2011	43,533	$10.87
May 2, 2012	May 2013	$25.0 million	—	—	—
May 1, 2013	May 2014	$30.0 million	—	—	—

The Company also made share repurchases outside of these programs. On March 8, 2011, the Company repurchased 1,035,438 of its shares from a third party at a price of $11.93 per share or $12.3 million pursuant to a Stock Purchase Agreement.

On December 28, 2012, Summit and Onex Corporation and its affiliates (collectively, “Onex”) invested an aggregate of $25.0 million, for a total of 2,191,060 newly issued common shares of the Company at a price of $11.41 per share. The share price represents a 5% discount to the volume-weighted average price of the Company’s common shares in the five-day period ended November 29, 2012. The shares are subject to lock-up provisions, and the Company has agreed to register these shares with the Securities and Exchange Commission pursuant to a registration rights agreement.

13. EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per share:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
	(Dollars in thousands, except share and per share data)
Numerator
Net income	$52,476	$47,669	$1,096
Less: Dividend equivalents paid to vested RSUs and SARs	(940)	(884)	(360)
Net income available to common shareholders	$51,536	$46,785	$736
Denominator
Weighted average shares outstanding-Basic	34,129,880	25,792,932	25,843,348
Dilutive common equivalent shares:
RSUs	102,914	164,998	143,344
SARs	10,662	3,675	5,370
Weighted average shares outstanding-Diluted	34,243,456	25,961,605	25,992,062
Earnings per share:
Basic	$1.51	$1.81	$0.03
Diluted	$1.50	$1.80	$0.03

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

SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 9). Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested RSUs and SARs during the period.

14. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

At December 31, 2013, the Company had a commitment to purchase two aircraft for approximately $36.5 million.

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

Pursuant to the Agreements, BBAM is entitled to receive servicing fees. With respect to the Company’s Initial Portfolio, BBAM is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% of the aggregate amount of aircraft rent due and 1% of rent actually collected. With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rent actually received for such aircraft. For the years ended December 31, 2013, 2012 and 2011, base and rent fees incurred amounted to $12.1 million, $12.6 million and $8.5 million, respectively.

BBAM is entitled to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to adjustments based on the Consumer Price Index. Until August 2012, BBAM was entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum. For all other aircraft, BBAM is entitled to an administrative fee of $1,000 per month per aircraft. In addition, BBAM is entitled to a servicer administrative fee of $10,000 per month under each of the Term Loan and Fly Acquisition II Facility. For the years ended December 31, 2013, 2012 and 2011, $1.9 million, $1.8 million and $1.2 million of administrative fees were paid in each respective period.

For its role as exclusive arranger, BBAM receives a fee equal to 1.5% of the purchase price of aircraft acquired, excluding aircraft in the Initial Portfolio. BBAM also receives 1.5% of the sales proceeds of all disposed aircraft. However, in connection with the acquisition of the 49 aircraft in the GAAM Portfolio, the Company paid its Manager a one-time acquisition fee of $12.5 million. In addition, the Company paid the Manager a disposition fee equal to 2% of the gross proceeds in respect of the disposition of any of these 49 aircraft made on or prior to October 14, 2013 when the gross proceeds on such disposition exceeded the net book value of such aircraft. The disposition fee payable on these 49 acquired aircraft after October 14, 2013 will be 1.5% of the aggregate gross proceeds on disposition. For the year ended December 31, 2013, $9.5 million and $2.0 million of fees were incurred for aircraft acquired and disposed, respectively. For the year ended December 31, 2012, $0.9 million and $1.2 million of fees were incurred for aircraft acquired and disposed, respectively. For the year ended December 31, 2011, $1.5 million and $2.1 million of fees were incurred for aircraft acquired and disposed, respectively

On December 28, 2012, the Company issued 2,191,060 shares at $11.41 per share or $25.0 million to Summit and Onex. The share price represents a 5% discount to the volume-weighted average price of the Company’s common shares in the five-day period ended November 29, 2012. The shares are subject to lock-up provisions, and the Company has registered these shares with the Securities and Exchange Commission pursuant to a registration statement. The Company paid a 4.0% commission or $1.0 million to BBAM in connection with the issuance of these shares.

The Company makes quarterly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to Fly (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. Beginning on October 15, 2011, the Company has agreed to make quarterly payments to the Manager in the amount of $2.5 million, subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year. The amount is subject to adjustment by notice from the Manager and the approval of the independent members of the Company’s board of directors. For the years ended December 31, 2013, 2012 and 2011, the Company incurred $10.5 million, $10.3 million and $7.2 million of Management Expenses, respectively.

In connection with its services, the Manager may incur expenses such as insurance, as well as legal and professional advisory fees on behalf of the Company. The Company had $0.8 million and $0.5 million of reimbursable expenses due to the Manager at December 31, 2013 and 2012, respectively.

In connection with the Company’s underwritten public offering in July 2013, the Company sold 142,857 common shares in the form of ADSs to certain officers and directors of Fly and BBAM LP at the public offering price of $14.00 per ADS, generating proceeds of $2.0 million.

In connection with the repricing of the Term loan on December 18, 2012, the Company paid a one-time success fee to BBAM of $0.2 million.

The Company’s minimum long-term contractual obligations with BBAM LP as of December 31, 2013, excluding rent fees, consisted of the following:

	2014	2015	2016	2017	2018	Thereafter	Total
	(Dollars in thousands)
Fixed base fee payments(1)	$2,013	$2,013	$2,013	$2,013	$2,013	$14,095	$24,160
Fixed administrative agency fee payments due by B&B Air Funding(1)	839	839	839	839	839	5,872	10,067
Fixed administrative agency fee payments due by Fly Acquisition II	168	168	168	168	109	284	1,065
Fixed administrative services fee due by Fly Peridot	416	378	261	238	201	185	1,679
Fixed administrative agency fee payments due by other subsidiaries	540	448	335	293	190	304	2,110
Fixed payments for Management Expenses(1)(2)	10,633	10,633	10,633	10,633	10,633	50,530	103,695
Total	$14,609	$14,479	$14,249	$14,184	$13,985	$71,270	$142,776

(1)	Amounts in the table assume CPI rates in effect as of December 31, 2013 remain constant in future periods.
(2)	The initial term of the Management Agreement is for ten years, with an automatic five year renewal period. The agreement provides for an early termination fee of $8.0 million, subject to potential future adjustment. The table assumes termination of the agreement after the initial ten year term and payment of the applicable termination fee.

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

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and secured borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

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

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and uses Level 3 inputs which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. For the years ended December 31, 2013 and 2012, the Company wrote down one aircraft to its net realizable value and recognized a charge of $8.8 million and $11.4 million, respectively. For the year ended December 31, 2011, the Company wrote down two aircraft to their net realizable value and recognized a charge of $7.5 million.

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	December 31, 2013		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$575,326	$498,038	$639,281	$587,795
Nord LB Facility	440,456	440,456	490,717	490,717
CBA Facility	159,802	153,390	268,625	266,794
Term Loan	465,103	478,877	377,646	397,864
Fly Acquisition II	126,766	134,320	—	—
Other aircraft secured debt	487,252	488,267	276,143	275,122
Unsecured debt	291,567	305,250	—	—
Derivative asset	7,395	7,395	319	319
Derivative liabilities	24,577	24,577	48,967	48,967

As of December 31, 2013 and 2012, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
December 31, 2013:
Derivative asset	—	$7,395	—	$7,395
Derivative liabilities	—	24,577	—	24,577
December 31, 2012:
Derivative asset	—	319	—	319
Derivative liabilities	—	48,967	—	48,967

17. UNAUDITED QUARTERLY CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited quarterly financial statements for the year ended December 31, 2013 are presented below:

(Dollars in thousands, except per share data)	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Total revenues	$114,365	$90,538	$79,115	$85,469
Net income	$32,845	$5,915	$304	$13,412
Earnings per share — Basic	$1.15	$0.20	$0.00	$0.32
Earnings per share — Diluted	$1.15	$0.20	$0.00	$0.32

The unaudited quarterly financial statements for the year ended December 31, 2012 are presented below:

(Dollars in thousands, except per share data)	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Total revenues	$104,507	$110,910	$86,408	$130,871
Net income (loss)	$20,387	$25,729	$(29,439)	$30,992
Earnings (loss) per share — Basic	$0.78	$1.00	$(1.15)	$1.18
Earnings (loss) per share — Diluted	$0.78	$0.99	$(1.15)	$1.17

18. SUBSEQUENT EVENTS

On January 9, 2014, the Company declared a dividend of $0.25 per share or approximately $10.3 million, which was paid on February 20, 2014 to shareholders of record at January 31, 2014.

In January 2014, the Company entered into two sale agreements with an unrelated third party in respect of two Airbus A319-100 aircraft.

In February 2014, the Company purchased two aircraft for $36.5 million. The acquisition was partially financed with proceeds received from the Term Loan of $33.6 million.

On February 4, 2014, the Company entered into two purchase agreements with an unrelated third party for two Boeing 737-800 aircraft.

Report of Independent Registered Public Accounting Firm

The Board of Directors
and Shareholders of Fly Leasing Limited

We have audited the consolidated balance sheets of Fly Leasing Limited as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013, and have issued our report thereon dated March 14, 2014 (included elsewhere in the Form 20-F). Our audits also included the financial statement schedule listed in Item 18 of this Form 20-F. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on the schedule based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Francisco, California
March 14, 2014

Schedule I — Consolidated financial information of parent

Fly Leasing Limited

Condensed Balance Sheets

AS OF DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands)

	December 31,	December 31,
	2013	2012
Assets
Cash and cash equivalents	$277,267	$82,124
Receivable from subsidiaries	309	—
Notes receivable from subsidiaries	56,132	5,986
Investments in subsidiaries	742,668	473,665
Investment in unconsolidated subsidiary	8,179	6,308
Other assets, net	1,524	445
Total assets	1,086,079	568,528
Liabilities
Payable to related parties	24,051	1,126
Payable to subsidiaries	—	9,814
Note payable to subsidiaries	—	3,986
Unsecured borrowings, net	291,567	—
Deferred tax liability, net	17,955	19,609
Accrued and other liabilities	3,683	1,991
Total liabilities	337,256	36,526
Shareholders’ equity	748,823	532,002
Total liabilities and shareholders’ equity	$1,086,079	$568,528

Fly Leasing Limited

Condensed Statements of Income

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Dollar amounts in thousands, except per share data)

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Revenues
Equity in earnings of subsidiaries	$51,136	$47,602	$6,613
Equity in earnings from unconsolidated subsidiary	1,871	1,631	279
Intercompany management fee income	15,780	16,154	9,550
Intercompany interest income	1,407	—	—
Interest and other income	185	176	79
Total revenues	70,379	65,563	16,521
Expense
Interest expense	1,887	—	—
Selling, general and administrative	17,644	19,053	15,923
Total expenses	19,531	19,053	15,923

Net income before provision for income taxes	50,848	46,510	598
Income tax benefit	(1,628)	(1,159)	(498)
Net income	$52,476	$47,669	$1,096
Weighted average number of shares:
Basic	34,129,880	25,792,932	25,843,348
Diluted	34,243,456	25,961,605	25,992,062
Earnings per share:
Basic	$1.51	$1.81	$0.03
Diluted	$1.50	$1.80	$0.03

Schedule I — Consolidated financial information of parent

Fly Leasing Limited
Condensed Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Dollar amounts in thousands)

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Cash Flows from Operating Activities
Net Income	$52,476	$47,669	$1,096
Adjustments to reconcile net income to net cash flow provided by operating activities:
Equity in earnings of subsidiaries	(51,136)	(47,602)	(6,613)
Equity in earnings of unconsolidated subsidiary	(1,871)	(1,631)	(279)
Income tax benefit	(1,654)	(1,203)	(497)
Share-based compensation	3,177	3,635	4,768
Amortization of debt discount and others	76	—	—
Changes in operating assets and liabilities:
Receivable/(payable) to subsidiaries	12,797	(3,330)	13,967
Other assets	45	7	(69)
Payable to related parties	(1,435)	1,121	(22)
Accrued and other liabilities	670	1,316	(133)
Net cash flows provided by (used in) operating activities	13,145	(18)	12,218
Cash Flows from Investing Activities
Capital contributions to subsidiaries	(256,515)	(21,000)	(122,703)
Distributions received from subsidiaries	6,000	41,462	102,109
Capital contributions to unconsolidated subsidiary	—	—	(5,863)
Distributions received from unconsolidated subsidiary	—	458	1,007
Notes payable to subsidiaries	—	—	(47,100)
Net cash flows provided by (used in) investing activities	(250,515)	20,920	(72,550)
Cash Flows from Financing Activities
Proceeds from issuance of shares, net of fees paid	172,595	23,914	—
Proceeds from issuance of unsecured borrowings	291,389	—	—
Dividends	(30,531)	(21,629)	(20,738)
Dividend equivalents	(940)	(884)	(360)
Shares repurchased	—	—	(13,142)
Net cash flows provided by (used in) financing activities	432,513	1,401	(34,240)
Net increase in (decrease) cash	195,143	22,303	(94,572)
Cash at beginning of period	82,124	59,821	154,393
Cash at end of period	$277,267	$82,124	$59,821
Supplemental Disclosure of Non Cash Activities:
Taxes paid	$—	$—	$—
F-40

ITEM 19.	EXHIBITS

We have filed the following documents as exhibits to this Annual Report.

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association(1)

1.2	Amended and Restated Bye-Laws of Fly Leasing Ltd.(3)SS

2.1	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited.(1)

4.1	Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.(1)

4.2	Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited.(1)

4.3	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited.(1)

4.4	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited.(1)

4.5	Cash Management Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Funding I Limited.(1)

4.6	Form of Director Service Agreement between Babcock & Brown Air Limited and each director thereof.(1)

4.7	Amendment No. 1 to Servicing Agreement, dated as of April 29, 2010, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.(4)

4.8	Fly Leasing Limited Omnibus Incentive Plan.(4)

4.9	Form of Stock Appreciation Right Award Agreement.(4)

4.10	Form of Restricted Stock Unit Award Agreement.(4)

4.11	Loan Agreement dated as of November 14, 2007, among Global Aviation Holdings Fund Limited, GAHF (Ireland) Limited, Caledonian Aviation Holdings Limited and Norddeutsche Landesbank Girozentrale.(5)

4.12	Form of Loan Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof.(5)

4.13	Form of Servicing Agreement among BBAM LLC, BBAM Aviation Services Limited and each company thereof.(5)

4.14	Securities Purchase Agreement dated November 30, 2012, by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein.(9)

4.15	Purchase Agreement dated November 30, 2012 by and among BBAM Limited Partnership, Summit Aviation Partners LLC, Fly-BBAM Holdings Ltd., Summit Aviation Management Co., Ltd. and such persons identified therein.(7)

4.16	First Amendment to Purchase Amendment dated December 28, 2012 by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein.(9)

4.17	Amended and Restated Fly Leasing Limited Management Agreement dated as of December 28, 2012, between Fly Leasing Limited and Fly Leasing Management Co. Limited.(9)

4.18	Registration Rights Agreement dated as of December 28, 2012, by and among Fly Leasing Limited and each shareholder identified therein.(9)
F-41

Exhibit Number	Description of Exhibit

4.19	Amended and Restated Servicing Agreement dated as of January 24, 2013, by and among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited.(9)

4.20	Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, National Association.(8)

4.21	First Supplemental Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, Nation Association.(8)

8.1	List of the Company’s subsidiaries.

10.1	Aircraft Mortgage and Security Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, The Initial Intermediate Lessees, The Initial Lessor Subsidiaries, The Additional Grantors Referred to Therein and Wells Fargo Bank Northwest, National Association.(6)

10.2	Amended and Restated Senior Secured Credit Agreement dated July 3, 2013 among Fly Acquisition II Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, and Deutsche Bank Trust Company Americas, as Security Trustee and as Administrative Agent.(10)

10.3	Amended and Restated Term Loan Credit Agreement dated as of November 21, 2013 among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, each other Guarantor Party referred to therein, the Lenders identified therein, Citibank, N.A., and Well Fargo Bank Northwest, National Association.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Ernst & Young LLP.

101	The following materials from the Company's Annual Report on Form 20-F for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2013 and 2012, (ii) Consolidated Statements of Income for the years ended December 31, 2013, 2012 and 2011, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011, (iv) Consolidated Statement of Shareholders' Equity for the years ended December 31, 2011, 2012 and 2013, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011, and (vi) Notes to Consolidated Financial Statements for the year ended December 31, 2013.

(1)	Previously filed with the Registration Statement on Form F-1, File No. 333-145994.
(2)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2007.
(3)	Previously filed as an exhibit on Form 6-K dated June 30, 2010.
(4)	Previously filed as an exhibit on Form 6-K dated May 7, 2010.
(5)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2011.
(6)	Previously filed as an exhibit on Form 6-K dated November 13, 2012.
(7)	Confidential treatment has been requested with certain portions of this exhibit. This exhibit omits the information subject to this confidential treatment request. The omitted information has been filed separately with the Securities and Exchange Commission.
(8)	Previously filed as an exhibit on Form 6-K dated December 11, 2013.
(9)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2012.
(10)	Previously filed as an exhibit on Form 6-K dated August 6, 2013
F-42

SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fly Leasing Limited

	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

Dated: March 14, 2014

F-43