Form 20-F
period 2014-12-31
Fly Leasing Ltd
filed 2015-03-13
CIK 1407298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-33701

FLY LEASING LIMITED

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Vincent Cannon, West Pier, Dun Laoghaire, County Dublin, Ireland

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

41,432,998 Common Shares, par value of $0.001 per share.

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

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Annual Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Key Information — Risk Factors” and elsewhere in this Annual Report.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Annual Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “Fly Peridot” refers to our subsidiary, Fly Peridot Holdings Limited; (4) the term “Fly Acquisition II” refers to our subsidiary, Fly Acquisition II Limited; (5) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (6) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (7) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP collectively; (8) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (9) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP; (10) the term “GAAM” refers to Global Aviation Asset Management; and (11) the term “GAAM Portfolio” refers to the portfolio of 49 aircraft and other assets acquired from GAAM.

Unless indicated otherwise, all percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of December 31, 2014.

1

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft which we lease under multi-year contracts to a diverse group of airlines throughout the world. Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. We completed our initial public offering on October 2, 2007, with the issuance of 18,695,650 common shares and completed a private placement of 14,907,800 common shares, each in the form of ADSs. We are listed on the New York Stock Exchange under the ticker symbol “FLY.”

As of December 31, 2014, we owned 127 aircraft.

Selected Financial Data

The following selected financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes thereto included at Item 18 “Financial Statements” in this Annual Report. The selected financial data presented below are our operating results for the years ended December 31, 2014, 2013, 2012, 2011 and 2010.

	(Dollars in thousands, except share data)
	Fly Leasing Limited
	For the years ended December 31,
	2014	2013	2012	2011	2010
Statement of income data:
Operating lease revenue	$404,668	$359,409	$376,437	$230,716	$219,655
Gain on sale of aircraft	18,878	6,277	8,360	9,137	13,449
Gain on sale of investment in unconsolidated subsidiary	—	—	36,882	—	—
Gain on purchases of notes payable and sale of option to purchase notes payable	—	—	—	—	12,501
Total revenues	426,664	369,487	432,696	248,789	253,665
Total expenses	362,324	311,352	381,165	243,451	190,791
Net income	56,077	52,476	47,669	1,096	52,667
Earnings per share:
Basic	$1.32	$1.51	$1.81	$0.03	$1.86
Diluted	$1.32	$1.50	$1.80	$0.03	$1.86
Dividends declared and paid per share	$1.00	$0.88	$0.84	$0.80	$0.80

Basic and diluted earnings per share are calculated by dividing net income, less the dividend equivalent amounts paid, by the weighted average number of basic and diluted shares outstanding for the year.

	(Dollars in thousands, except share data)
	Fly Leasing Limited
	As of December 31,
	2014	2013	2012	2011	2010
Balance sheet data:
Total assets	$4,224,670	$3,672,359	$2,968,672	$3,198,498	$1,978,224
Total liabilities	3,465,796	2,923,536	2,436,670	2,755,465	1,503,320
Total shareholders’ equity	758,874	748,823	532,002	443,033	474,904
Number of shares	41,432,998	41,306,338	28,040,305	25,685,527	26,707,501

Risk Factors

The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, the trading price of our shares and our ability to pay dividends. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends.

Risks Related to Our Business

Our business is affected by general economic and financial conditions, which could adversely affect our results of operations.

Our business and results of operations are significantly affected by general business, financial market and economic conditions. The worsening of economic conditions, particularly if combined with volatile fuel prices, and the strengthening U.S. dollar may have a material adverse effect on our lessees’ ability to meet their financial and other obligations under our operating leases, which, if our lessees default on their obligations to us or seek to renegotiate the terms of their leases, could have a material adverse effect on our financial condition, cash flow and results of operations. General business and economic conditions that could affect us include interest rate fluctuations, volatility in foreign exchange rates, inflation, unemployment levels, bankruptcies, restructurings and mergers in the airline industry, volatile fuel costs, demand for passenger and cargo air travel, volatility in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of credit, investor and consumer confidence, global economic growth and the strength of local economies in which we operate.

The variability of supply and demand for aircraft could depress lease rates and the value of our leased assets, which could have a material adverse effect on our financial results, our growth prospects and our ability to meet our debt obligations and pay dividends.

The aviation leasing and sales industry has experienced periods of aircraft oversupply and weak demand. The economic downturn and the slowdown in air travel between 2008 and early 2010 contributed to a decrease in the demand for aircraft. More recently, the airline industry has committed to a significant number of aircraft deliveries through order placements with manufacturers, and manufacturers have increased production rates of some aircraft types in response. The increase in production levels could result in an oversupply of these aircraft types if growth in airline traffic does not meet expectations. The oversupply of a specific type of aircraft in the market is likely to depress lease rates for, and the value of, that aircraft type. Any oversupply of new aircraft also could depress lease rates for, and the value of, used aircraft.

The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are not under our control, including:

•	passenger air travel and air cargo demand;

•	geopolitical and other events, including war, acts of terrorism, civil unrest, outbreaks of epidemic diseases and natural disasters;

•	operating costs, including fuel costs;

•	general economic conditions affecting our lessees’ operations;

•	governmental regulation, including new airworthiness directives, statutory limits on age of aircraft, and restrictions in certain jurisdictions on the age of aircraft for import, climate change initiatives and environmental regulation, and other factors leading to obsolescence of aircraft models;

•	interest and foreign exchange rates;

•	airline restructurings and bankruptcies;

•	cancellations of orders for aircraft;

•	delays in delivery by manufacturers;

•	increased supply due to the sale of aircraft portfolios;

•	availability and cost of credit;

•	manufacturer production levels and technological innovation;

•	retirement and obsolescence of aircraft models;

•	manufacturers merging or exiting the industry or ceasing to produce aircraft or engine types;

•	accuracy of estimates relating to future supply and demand made by manufacturers and lessees;

•	reintroduction into service of aircraft or engines previously in storage; and

•	airport and air traffic control infrastructure constraints.

Any of these factors may produce sharp and prolonged decreases in aircraft values and achievable lease rates, which would have a negative impact on the value of our fleet, and may prevent our aircraft from being leased or re-leased on favorable terms, or at all, or, if desired, sold on favorable terms, or at all. Any of these factors could have a material adverse effect on our financial results, our growth prospects and our ability to meet our debt obligations and pay dividends.

We will need additional capital to finance our growth and refinance our existing debt, and we may not be able to obtain it on acceptable terms, or at all, which may adversely affect our financial results, and inhibit our ability to grow and compete in the commercial aircraft leasing market.

Our ability to acquire additional aircraft and to refinance our existing debt depends to a significant degree on our ability to access debt and equity capital markets. Our access to capital markets will depend on a number of factors including our historical and expected performance, compliance with the terms of our debt agreements, general market conditions, interest rate fluctuations and the relative attractiveness of alternative investments. In addition, volatility or disruption in the capital markets or a downgrade in our credit ratings could cause lenders to be reluctant or unable to provide us with financing on terms acceptable to us, or to increase the costs of such financing. We compete with other lessors and airlines when acquiring aircraft and our ability to grow our portfolio is dependent on our ability to access attractive financing. The terms of our debt facilities include significant restrictions on our ability to incur additional debt. If we are unable to raise additional funds or obtain capital on acceptable terms, our growth opportunities will be limited and our ability to refinance our existing debt could be adversely affected, any of which could have a material adverse effect on our financial condition, cash flow and results of operations, and inhibit our ability to grow and compete in the commercial aircraft leasing market.

Our future growth and profitability will depend on our ability to acquire aircraft and make other strategic investments.

Growth through future acquisitions of additional commercial aircraft requires the availability of capital. Even if capital were available, the market for commercial aircraft is cyclical, sensitive to economic instability and extremely competitive, and we may encounter difficulties in acquiring aircraft on favorable terms, or at all. A significant increase in our cost to acquire aircraft may make it more difficult for us to make accretive acquisitions that increase our distributable cash flows. Any acquisition of aircraft may not be profitable to us, and may not generate sufficient cash flow to justify our investment. In addition, acquisition of additional aircraft and other investments that we may make, may expose us to risks that may harm our business, financial condition, results of operations and cash flow, including risks that we may:

•	impair our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions and investments;

•	significantly increase our interest expense and financial leverage to the extent we incur additional debt to finance acquisitions and investments;

•	incur or assume unanticipated liabilities, losses or costs associated with the aircraft that we acquire, or investments we may make;

•	incur other significant charges, including asset impairment or restructuring charges; or

•	be unable to maintain our ability to pay regular dividends to our shareholders.

We operate in a highly competitive market for investment opportunities in aircraft.

The leasing and remarketing of commercial jet aircraft is highly competitive. We compete with other aircraft leasing companies, including GE Commercial Aviation Services Limited (GECAS), AerCap Holdings N.V., Aircastle Limited, Air Lease Corp., Aviation Capital Group, Avolon Holdings Limited, AWAS, Boeing Capital Corporation, CIT Aerospace, Intrepid Aviation Limited, Macquarie Bank Limited, SMBC Aviation Capital, Jackson Square Aviation and Bank of China Aviation, among others. We also may encounter competition from other entities that selectively compete with us, including:

•	airlines;

•	aircraft manufacturers;

•	financial institutions (including those seeking to dispose of repossessed aircraft at distressed prices);

•	aircraft brokers;

•	special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft; and

•	public and private partnerships, investors and funds, including private equity and hedge funds.
5

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

Many of our competitors have order positions with Boeing and Airbus that guarantee them the delivery of new, highly desirable aircraft in the future. We do not currently have any order positions with aircraft manufacturers.

If we experience abnormally high maintenance or obsolescence issues with any aircraft that we acquire, our financial results and growth prospects could be materially and adversely affected.

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

Aircraft are long-lived assets, requiring long lead times to develop and manufacture, with particular types and models becoming obsolete and less in demand over time when newer, more advanced aircraft are manufactured. By acquiring existing aircraft, we have greater exposure to more rapid obsolescence of our fleet, particularly if there are unanticipated events shortening the life cycle of such aircraft, such as government regulation or changes in our airline customers’ preferences. This may result in a shorter life cycle for our fleet and, accordingly, declining lease rates, impairment charges or increased depreciation expense.

In general, the costs of operating an aircraft, including maintenance expenses, increase with the age of the aircraft. Further, variable expenses like fuel, crew size or aging aircraft corrosion control or modification programs and related airworthiness directives could make the operation of older aircraft more costly to our lessees and may result in increased lessee defaults or renegotiation of lease terms. We also may incur some of these increased maintenance expenses and regulatory costs upon acquisition or re-leasing of our aircraft. Any of these expenses or costs would have a negative impact on our financial results.

We may enter into strategic ventures which pose risks including a lack of complete control over the enterprise, and our financial results and growth prospects may be adversely affected if we encounter disputes, deadlocks or other conflicts of interest with our strategic partners.

We may occasionally enter into strategic ventures or investments with third parties. For example, we have a 57% investment in a joint venture that currently owns four Boeing 767-300 aircraft. We may have limited management rights in our strategic ventures and may not control decisions regarding the remarketing or sale of aircraft owned by these strategic ventures. In addition, if we are unable to resolve a dispute with a strategic partner that retains material managerial veto rights, we might reach an impasse that could require us to liquidate our investment at a time and in a manner that would result in our losing some or all of our original investment in the venture, which could have an adverse effect on our financial results and growth prospects. These strategic ventures and investments also may subject us to unforeseen risks, including adverse tax consequences and additional reporting and compliance requirements.

We may not be able to pay or maintain dividends on our shares.

Although we have paid a dividend each quarter since our IPO, there are a number of factors that could affect our ability to pay future dividends including, but not limited to, the following:

•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	restrictions imposed by our financing arrangements and any indebtedness incurred in the future to refinance our existing debt or to expand our aircraft portfolio;

•	our inability to make acquisitions of additional aircraft or investments that are accretive to cash flow;

•	use of funds to make and finance acquisitions of aircraft and investments we may make;

•	reduced levels of demand for, or value of, our aircraft;

•	increased supply of aircraft;

•	obsolescence of aircraft in our portfolio;

•	lower lease rates on new aircraft and re-leased aircraft;

•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;

•	impaired financial condition and liquidity of our lessees;

•	deterioration of economic conditions in the commercial aviation industry generally;

•	poor performance by our Manager and BBAM and our limited rights to terminate them;

•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;

•	a decision by our board of directors to cease distributing a portion of our cash flow available for distribution;

•	changes in Irish tax law, the tax treaty between the United States and Ireland (the “Irish Treaty”) or our ability to claim the benefits of such treaty;

•	cash reserves which may be established by our board of directors; and

•	restrictions under Bermuda law on the amount of dividends that we may pay.

A new standard for lease accounting is expected to be announced in the future, and we are unable to predict the impact of such a standard at this time.

In May 2013, the Financial Accounting Standards Board (“FASB”) and the International Accounting Standards Board (“IASB”) jointly issued an Exposure Draft on Lease Accounting. The proposal requires that all leases be recorded on the statement of financial position of both the lessee and lessor.

Under the Exposure Draft, lessees will record their lease obligations on the balance sheet similar to debt. At lease inception a right to use an asset will also be recorded that will be amortized on a straight line basis over the lease term. The impact will be to front load the income statement impacts similar to how capital leases are recorded today. Lessees would be able to continue to use operating lease accounting if the lease term is insignificant to the total economic life of the underlying asset or the present value of the lease payments is insignificant in relation to the value of the underlying asset.

The FASB and IASB tentatively agreed to make only minor modifications to the current lessor model. That is, lessors would consider criteria similar to the existing lease classification criteria to determine the accounting from the lessors’ standpoint.

The Exposure Draft did not include a proposed effective date. The FASB and IASB continue to deliberate on the proposed accounting. We are unable to predict the effect the proposed change in lease accounting will have on the airline industry’s leasing arrangements or on our consolidated financial statements. Currently, there is no estimated date of issuance of the standard, nor a proposed effective date.

Risks Relating to Our Aircraft Portfolio

Factors that increase the risk of decline in aircraft value and achievable lease rates could have an adverse effect on our financial results and growth prospects and on our ability to meet our debt obligations and to pay dividends.

In addition to factors linked to the aviation industry generally, other factors that may affect the value and achievable lease rates of our aircraft include:

•	the particular maintenance, damage and operating history of the airframes and engines;

•	the number of operators using that type of aircraft or engine;

•	whether an aircraft is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

•	the age of our aircraft;

•	airworthiness directives and service bulletins;

•	aircraft noise and emission standards;

•	any tax, customs, regulatory and other legal requirements that must be satisfied when an aircraft is purchased, sold or re-leased;

•	compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type; and

•	decreases in the creditworthiness of our lessees.

Any decrease in the values of and achievable lease rates for commercial aircraft that may result from the above factors or other unanticipated factors may have a material adverse effect on our financial results and growth prospects and our ability to meet our debt obligations and to pay dividends.

The advent of superior aircraft technology or the introduction of a new line of aircraft could cause our existing aircraft portfolio to become outdated and therefore less desirable, which could adversely affect our financial results and growth prospects and our ability to compete in the marketplace.

As manufacturers introduce technological innovations and new types of aircraft, certain aircraft in our existing aircraft portfolio may become less desirable to potential lessees or purchasers. Such technological innovations may increase the rate of obsolescence of existing aircraft faster than currently anticipated by our management or accounted for in our accounting policy. For example, the Boeing 787 and the Airbus A350, which recently entered production, provide improved fuel consumption and operating economics as compared to earlier aircraft types. In addition, Airbus and Boeing also plan to launch the A320neo and 737 MAX families of aircraft in 2015 and 2017, respectively. These “next generation” narrowbody aircraft are expected to improve fuel consumption, reduce noise emission and lower maintenance costs as compared to current models. We do not currently have any commitments to purchase “next generation” aircraft. In addition, Embraer, Bombardier Inc., Commercial Aircraft Corporation of China Ltd and Sukhoi Company (JSC) in Russia are developing aircraft models that will compete with existing Airbus and Boeing aircraft. It is not certain how these new aircraft offerings will impact the demand and liquidity of existing equipment. In addition, the imposition of more stringent noise or emissions standards may make certain of our aircraft less desirable and less valuable in the marketplace. Any of these risks could adversely affect our ability to lease or sell our aircraft on favorable terms or at all or our ability to charge rental amounts that we would otherwise seek to charge, all of which could have an adverse effect on our financial results. The advent of new technologies or the introduction of new types of aircraft could materially adversely affect the value of the aircraft in our portfolio.

Our operational costs will increase as our aircraft age, which may adversely affect the amounts available to pay dividends.

As of December 31, 2014, the weighted average age of the aircraft in our portfolio was 7.8 years. In general, the cost of re-leasing an aircraft, including maintenance and modification expenditures, increases with the age of the aircraft. The costs of converting an aging passenger aircraft to a cargo aircraft are also substantial. The incurrence of these greater expenditures as our fleet ages could adversely affect our financial results and cash flow, and our ability to pay dividends.

The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these particular types of aircraft occur.

As of December 31, 2014, our portfolio contained a mix of aircraft types, including Airbus A319 aircraft, A320 aircraft, A321 aircraft, A330 aircraft, and A340 aircraft, and Boeing 737 aircraft, Boeing 747 aircraft, Boeing 757 aircraft, Boeing 767 aircraft, Boeing 777 aircraft and Boeing 787 aircraft. 78% of our aircraft are single-aisle, narrow-body aircraft, as measured by net book value. Our business and financial results could be negatively affected if the market demand for any of these aircraft types (or other types that we acquire in the future) declines, if any of them is redesigned or replaced by its manufacturer. Out-of-production aircraft, such as the Boeing 757 and Airbus A340, may have shorter useful lives or lower residual values due to obsolescence. In addition, if any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value, and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may materially reduce our revenues and net income to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio.

Depreciation expenses and impairment charges could have a material adverse effect on our financial condition and results of operations.

Our aircraft have finite economic lives. Over time, their values depreciate in the ordinary course, and their ability to generate earnings and cash flow for our business declines. If depreciated aircraft are not replaced with newer aircraft, our ability to generate earnings and cash to meet our debt service obligations and pay dividends will be reduced. In addition, we depreciate our aircraft for accounting purposes on a straight-line basis to the aircraft’s estimated residual value over its estimated useful life. If we dispose of an aircraft for a price that is less than its depreciated value, then we would be required to recognize a loss that would reduce our net income during the period of the disposition and reduce our total assets and shareholders’ equity.

Aircraft in our portfolio and any other aircraft that we acquire in the future are subject to periodic review for impairment for accounting purposes. In the years ended December 31, 2012 and 2013, we recognized impairment charges of $11.4 million and $8.8 million respectively. No impairment was recognized in the year ended December 31, 2014. In the future, if expected cash flows related to any of our aircraft are adversely affected by factors including credit deterioration of a lessee, declines in rental rates, shortened economic life, residual value risk and other market conditions, then we may be required to recognize additional depreciation or material impairment charges that would reduce our net earnings or increase our net losses.

Our financial performance is in part dependent on our ability to regularly sell aircraft, and we may not be able to do so on favorable terms, or at all.

Our financial performance is in part dependent on our ability to regularly sell aircraft profitably. Our ability to sell our aircraft profitably, or at all, will depend on conditions in the airline industry and general market and competitive conditions at the time we seek to sell. In addition, our ability to sell our aircraft will be affected by the particular maintenance, damage and operating history of the aircraft and its engines. Failure to sell aircraft regularly and profitably could have a material adverse effect on our financial condition, cash flow and results of operations.

Aircraft liens could impair our ability to repossess, re-lease or sell the aircraft in our portfolio.

In the normal course of business, liens that secure the payment of airport fees and taxes, custom duties, air navigation charges, landing charges, crew wages, maintenance charges, salvage or other obligations are likely, depending on the laws of the jurisdictions where aircraft operate, to attach to the aircraft in our portfolio (or, if applicable, to the engines separately). The liens may secure substantial sums that may, in certain jurisdictions or for limited types of liens (particularly fleet liens), exceed the value of the aircraft to which the liens have attached. Until they are discharged, the liens described above could impair our ability to repossess, re-lease or sell our aircraft.

If our lessees fail to fulfill their financial obligations, liens may attach to our aircraft. In some jurisdictions, aircraft liens or separate engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft (or, if applicable, the engines separately). We cannot assure you that the lessees will comply with their obligations under the leases to discharge liens arising during the terms of the leases. We may, in some cases, find it necessary to pay the claims secured by such liens in order to repossess the aircraft or obtain the aircraft or engines from a creditor thereof. These payments, and associated legal and other expenses, would be required expenses for us, and would reduce our net income and cash flow.

We cannot assure you that lessees and governmental authorities will comply with the registration and deregistration requirements in the jurisdictions where they operate.

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

An aircraft cannot be registered in two countries at the same time. Before an aviation authority will register an aircraft that has previously been registered in another country, it must receive confirmation that the aircraft has been deregistered by that country's aviation authority. In order to deregister an aircraft, the lessee must comply with applicable laws and regulations, and the relevant governmental authority must enforce these laws and regulations.  Failure by lessees and governmental authorities to comply with or enforce deregistration requirements in the jurisdictions in which they operate could impair our ability to repossess, re-lease or sell our aircraft, and cause us to incur associated legal and other expenses.

Risks Relating to Our Leases

We will need to re-lease or sell aircraft as leases expire to continue to generate sufficient funds to meet our debt obligations, finance our growth and operations and pay dividends. We may not be able to re-lease or sell aircraft on favorable terms, or at all.

Our business strategy entails the need to re-lease aircraft as our current leases expire to generate sufficient revenues to meet our debt obligations, finance our growth and operations and pay dividends to our shareholders. The ability to re-lease aircraft depends on general market and competitive conditions. If we are not able to re-lease an aircraft or to do so on favorable terms, we may be required to attempt to sell the aircraft to provide funds for our debt service obligations or to otherwise finance our operations. Our ability to re-lease or sell aircraft on favorable terms or without significant off-lease time and transition costs could be adversely affected by general economic conditions, market conditions in the airline and aircraft industries, airline bankruptcies, restructurings and mergers, the effects of terrorism and war, the sale of other aircraft by financial institutions or other factors.

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
9

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

In 2014, we terminated four leases prior to their expiration dates and we may repossess additional aircraft in the future. Repossession, re-registration and flight and export permissions after a lessee default typically result in greater costs than those incurred when an aircraft is redelivered at the end of a lease. These costs include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of an aircraft which could be significant, particularly if the lessee is contesting the proceedings or is in bankruptcy. Delays resulting from repossession proceedings also would increase the period of time during which an aircraft does not generate lease revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in a condition suitable for re-lease or sale. We may also incur storage costs associated with any aircraft that we repossess and are unable to immediately place with another lessee. It may also be necessary to pay off liens, taxes and governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including liens that a defaulting lessee may have incurred in connection with the operation of its other aircraft.

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

If we repossess an aircraft, we will not necessarily be able to export or deregister and profitably redeploy the aircraft. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which an aircraft is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist deregistration. Significant costs may also be incurred in retrieving or recreating aircraft records required for registration of the aircraft and obtaining a certificate of airworthiness for the aircraft or engine. If we incur significant costs in repossessing our aircraft or are unable to gain possession of our aircraft as a result of lessee defaults, our financial condition and results of operations may be materially adversely affected.

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

Failure by a lessee to maintain an aircraft would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft to an acceptable condition prior to re-leasing or sale. Even if we are entitled to receive maintenance payments, these payments may not cover the entire cost of actual maintenance required. If we are unable to re-lease an aircraft when it comes off-lease because we need to make repairs or conduct maintenance, we may realize a substantial loss of cash flow without any corresponding decrease in our debt service obligations. Any failure by our lessees to maintain our aircraft may materially adversely affect our financial results, cash flow, aircraft values and growth prospects.

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

As of December 31, 2014, five of our leases provided the lessees with early termination options. We also could enter into leases in the future that provide lessees with early termination options. If any lease is terminated early at a time when we could not re-lease the aircraft at rates at least as favorable to us as the terminated lease, our results of operations and ability to pay dividends could be adversely affected.

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

European concentration. Revenues from lessees based in Europe accounted for 39% of our total revenues in 2014. Revenues from lessees based in Russia accounted for 2% of our total revenues in 2014. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the development of low-cost carriers. European carriers also may be impacted by the recent decline in the relative value of many European currencies, the persistent lack of economic growth in Europe, the continuing debt crisis in some European countries and the ongoing geopolitical disruption in the Ukraine. In addition, European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase aircraft operating costs.

Asian and South Pacific concentration. Revenues from lessees based in Asia (including China, India and Australia) accounted for 34% of our total revenues in 2014. Revenues from lessees based in China and India accounted for 12% and 8%, respectively, of our total revenues in 2014. The regulatory and legal system in China is complex and developing, and future regulations may impose additional requirements on our business. There are significant obstacles to the Indian airline industry’s development, including poor aviation infrastructure, continuing losses from operations due to overcapacity and other factors, and significant government control, regulation and taxation of the industry.

North American concentration. Revenues from lessees based in North America (including the United States and Canada) accounted for 11% of our total revenues in 2014. During the past 15 years a number of North American passenger airlines filed Chapter 11 bankruptcy proceedings and several major U.S. airlines ceased operations altogether. High labor costs, high fuel costs, the strength of labor unions in collective bargaining negotiations and the September 11, 2001 terrorist attacks in the United States also have imposed financial burdens on U.S. airlines.

Mexico, South and Central American concentration. Revenues from lessees based in Mexico, South and Central America accounted for 12% of our total revenues in 2014. While lessees throughout the world are affected by exchange rate fluctuations as a result of the mismatch of U.S. Dollar exposure between their operating expenses and revenues, airlines in Mexico, South and Central America are particularly sensitive to this risk because of the history of currency devaluations in this region. Any strengthening of the U.S. Dollar against the local currency could negatively impact the profitability of these airlines and their ability to meet their lease obligations to us.

Middle Eastern and African concentration. Revenues from lessees based in the Middle East and Africa accounted for 4% of our total revenues in 2014. Continued and spreading civil unrest in the Middle East and Africa, as well as other regions of the world, may negatively impact airlines and airline travel.

The risks associated with the geographical concentration of our lessees may become exacerbated as our aircraft are re-leased to lessees or subleased to sublessees in other regions or as we acquire additional aircraft.

In addition to the geographic concentrations described above, we also have significant exposure to risks associated with conducting business in emerging markets. Emerging markets have less developed economies and infrastructure and are often more vulnerable to business and political disturbances, such as economic instability, significant fluctuations in interest rates and currency exchange rates, civil unrest, government instability, the nationalization or expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability may adversely affect our ownership interest in aircraft or the ability of lessees which operate in these markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. Two aircraft on lease to a Russian lessee are subject to an arrest order in connection with legal proceedings involving representatives of the lessee in the Solntsevsky District Court of Moscow.  The respective leases for the aircraft have recently been terminated and we have initiated legal proceedings in the United Kingdom for repossession of the aircraft. One aircraft on lease to an Indian lessee continues to be flown by such lessee after the termination of the related lease, pending resolution of related legal proceedings. These matters may not be resolved on terms favorable to us, or in a timely fashion.

Further, demand for aircraft is dependent on passenger and cargo traffic, which in turn is dependent on general business and economic conditions. As a result, weak or negative economic growth in emerging markets may have an indirect effect on the value of the aircraft that we acquire if airlines and other potential lessees are adversely affected. For these and other reasons, our financial condition and results of operations may be negatively impacted by adverse economic and political developments in emerging market countries.

Risks Related to the Aviation Industry

Airline reorganizations could impair our lessees’ ability to comply with their lease payment obligations to us.

In recent years, multiple airlines have sought to reorganize and seek protection from creditors under their local laws and certain airlines have gone into liquidation. Bankruptcies have led to the grounding of significant numbers of aircraft, rejection of leases and negotiated reduction in aircraft lease rentals, with the effect of depressing aircraft market values. Additional reorganizations or liquidations by airlines under applicable bankruptcy or reorganization laws or further rejection or abandonment of aircraft by airlines in bankruptcy proceedings may depress aircraft values and aircraft lease rates. Additional grounded aircraft and lower market values would adversely affect our ability to sell our aircraft or re-lease our aircraft at favorable rates.

Increases in fuel prices can adversely affect the profitability of the airline industry and our lessees’ ability to meet their lease payment obligations to us.

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

In recent years, fuel prices have been volatile, increasing and decreasing rapidly due to factors outside of airlines’ control. If fuel prices increase, our lessees may incur higher costs or experience reduced revenues. Consequently, these conditions may:

•	affect our lessees’ ability to make rental and other lease payments;

•	result in lease restructurings and aircraft repossessions;

•	increase our costs of servicing and marketing aircraft;

•	impair our ability to re-lease or dispose the aircraft on a timely basis at favorable rates; and

•	reduce the proceeds received for the aircraft upon any disposition.

Any of these results could have a material adverse effect on our financial position, cash flow and results of operations.

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

Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant aircraft is registered and operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization (“ICAO”) have adopted a new, more stringent set of standards for noise levels which applies to engines manufactured or certified on or after January 1, 2006. Currently, U.S. regulations would not require any phase-out of aircraft that qualify with the older standards applicable to engines manufactured or certified prior to January 1, 2006, but the European Union has established a framework for the imposition of operating limitations on aircraft that do not comply with the new standards and incorporated aviation-related emissions into the European Union’s Emissions Trading Scheme (“ETS”) beginning in 2012.

In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with current ICAO standards. Concerns over global warming also could result in more stringent limitations on the operation of aircraft.

European countries generally have relatively strict environmental regulations that can restrict operational flexibility and decrease aircraft productivity. The European Parliament has confirmed that all emissions from flights within the European Union are subject to the ETS requirement, even those emissions that are emitted outside of the European Union. The European Union suspended the enforcement of the ETS requirements for international flights outside of the European Union due to a proposal issued by the ICAO in October 2013 to develop a global program to reduce international aviation emissions, which would be enforced by 2020. In response to this, the European Commission has proposed to amend the ETS so that only flights or portions thereof that take place in European regional airspace are subject to the ETS requirements. The potential impact of ETS and the forthcoming ICAO requirements on costs have not been completely identified. Any of these regulations could limit the economic life of the aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.

In addition, compliance with current or future regulations, taxes or duties imposed to deal with environmental concerns could cause lessees to incur higher costs and lead to higher ticket prices, which could mean lower demand for travel, thereby generating lower net revenues and resulting in an adverse impact on the financial condition of our lessees. Consequently, such compliance may affect the lessees’ ability to make rental and other lease payments and reduce the value received for the aircraft upon any disposition, which could have an adverse effect on our financial position, cash flow and results of operations.

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

Additional terrorist attacks, acts of war or armed hostilities, or civil unrest, even if not directly involving the airline industry, or the fear of or any precautions taken in anticipation of such events (including elevated national threat warnings or selective cancellation or reduction of flights), could materially adversely affect the airline industry. Lessees’ financial resources might not be sufficient to absorb such effects, which could result in lease restructurings and aircraft repossessions, increase our cost of re-leasing or selling aircraft, impair our ability to re-lease aircraft on a timely basis and favorable terms, or at all, and reduce the value received for aircraft sold. Any of these events could materially adversely affect our financial condition, cash flow and results of operations.

Epidemic diseases may hinder airline travel.

In the past, air travel has been adversely affected by the outbreak of epidemic diseases such as severe acute respiratory syndrome (“SARS”), avian influenza or the bird flu, and H1N1 virus or the swine flu. Additional outbreaks of these diseases, or the outbreak of other pandemic diseases, or the fear of such events, could provoke responses, including government-imposed travel restrictions, which could negatively affect passenger demand for air travel and the financial condition of the aviation industry, and ultimately have a material adverse effect on our financial condition, cash flow and results of operations.

Natural disasters and other natural phenomena may disrupt air travel.

Air travel can be disrupted, sometimes severely, by the occurrence of natural disasters and other natural phenomena. For example, the tsunami in Japan and flooding in Thailand in 2011 and the spread of volcanic ash in Europe in early 2010 caused the closure of airports and flight cancellations throughout the affected area. The airline industry incurred substantial losses from these disruptions. Natural disasters could result in particular lessees’ inability to satisfy their lease obligations to us, or a reduction in regional or global demand for air travel, any of which ultimately could have a material adverse effect on our financial condition, cash flow and results of operations.

We are subject to various risks and requirements associated with transacting business in multiple countries which could have a material adverse effect on our financial condition, cash flow and results of operations.

Our international operations expose us to trade and economic sanctions and other restrictions imposed by the United States, the European Union (the “EU”) and other governments or organizations. The U.S. Departments of Justice, Commerce, State and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the Foreign Corrupt Practices Act (“FCPA”), and other federal statutes and regulations, including those established by the Office of Foreign Assets Control (“OFAC”). In addition, the U.K. Bribery Act of 2010 (the “Bribery Act”) prohibits both domestic and international bribery, as well as bribery across both private and public sectors. An organization that “fails to prevent bribery” by anyone associated with the organization can be charged under the Bribery Act unless the organization can establish the defense of having implemented “adequate procedures” to prevent bribery. Under these laws and regulations, various government agencies may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries or with sanctioned persons or entities, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of these laws or regulations could adversely impact our business, operating results and financial condition.

Recent events in Ukraine and Crimea have resulted in the European Union and the United States imposing and escalating sanctions on Russia and certain businesses, sectors and individuals in Russia, including the airline industry. The European Union and the United States have also suspended the granting of certain types of export licenses to Russia. Russia has imposed its own sanctions on certain individuals in the United States and may impose other sanctions on the United States and the European Union and/or certain businesses or individuals from these regions. We cannot assure you that the current sanctions or any further sanctions imposed by the European Union, the United States or other international interests will not materially adversely affect our operations.

We and our Manager have implemented and maintain policies and procedures designed to ensure compliance with FCPA, OFAC, the Bribery Act and other export control, anti-corruption, anti-terrorism and anti-money laundering laws and regulations. We cannot assure you, however, that our directors, officers, consultants and agents will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners will not engage in conduct which could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of FCPA, OFAC, the Bribery Act and other export control, anti-corruption, anti-terrorism and anti-money laundering laws and regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A cyber-attack that bypasses BBAM’s information technology, or IT, security systems, causing an IT security breach, may lead to a material disruption of our IT systems and the loss of business information, which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.

We depend on the secure operation of BBAM’s computer systems, to manage, process, store, and transmit information associated with aircraft leasing. A cyber-attack on these computer systems could adversely impact our daily operations and lead to the loss of sensitive information, including our own proprietary information and that of our customers. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While BBAM devotes substantial resources to maintaining adequate levels of cyber-security, its resources and technical sophistication may not be adequate to prevent all types of cyber-attacks.

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

Any of these results could have a material adverse effect on our financial position, cash flow and results of operations.

Risks Related to Our Relationship with BBAM LP

BBAM has conflicts of interest with us and their limited contractual or other duties will not restrict them from favoring their own business interests to our detriment.

Conflicts of interest will arise between us and BBAM LP with respect to our operations and business opportunities. BBAM LP acquires, manages and remarkets aircraft for lease or sale for us and for other entities, including entities in which Summit Aviation Partners LLC or Onex Corporation may have an economic interest. We may compete directly with such other managed entities for investment opportunities. For example, BBAM performs aircraft acquisition, disposition and management services pursuant to a joint marketing agreement with Nomura Babcock & Brown Co., Ltd, referred to as NBB. BBAM has arranged a significant number of aircraft acquisitions and dispositions pursuant to the NBB arrangement. We expect that BBAM will continue to arrange acquisition and disposition opportunities with NBB and that we may compete with NBB for such opportunities. A conflict of interest will arise if BBAM identifies an aircraft acquisition opportunity that would meet our investment objectives as well as those of NBB or any other entity managed by BBAM. BBAM and Onex also may participate in other ventures that acquire and lease commercial jet aircraft. We do not have any exclusive right to participate in aircraft acquisition opportunities originated or identified by BBAM. Under our agreements with BBAM LP, our Manager has agreed to act in the best interests of our shareholders. However, neither BBAM nor any other BBAM LP affiliate will be restricted from pursuing, or offering to a third party, including NBB, Onex or any other party managed by, or otherwise affiliated or associated with BBAM LP, any investment or disposal opportunity or will be required to establish any investment protocol in relation to prioritization of any investment or disposal opportunity. We may purchase in the future aircraft from entities in which Summit or Onex has an ownership interest. Although such purchases will require approval by our independent directors, the pricing and other terms of these transactions may be less advantageous to us than if they had been the result of transactions among unaffiliated third parties.

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

Under the terms of our servicing agreements, we are not entitled to be informed of all conflicts of interest involving BBAM and are limited in our right to replace BBAM because of conflicts of interest. Any replacement Servicer may not provide the same quality of service or may not afford us terms as favorable as the terms currently offered by BBAM. If BBAM, as the servicer, makes a decision that is adverse to our interests, our business, financial condition, results of operations and cash flows could suffer. See “Even if we were to become dissatisfied with BBAM LP’s performance, there are only limited circumstances under which we are able to terminate our management and servicing agreements and we may not terminate certain of our servicing agreements without the prior written consent of third parties, including insurance policy provider or lenders.”

Even if we were to become dissatisfied with BBAM LP’s performance, there are only limited circumstances under which we are able to terminate our management and servicing agreements and we may not terminate certain of our servicing agreements without the prior written consent of third parties, including insurance policy provider or lenders.

Our management agreement with our Manager expires on December 28, 2022. At that time, the Management Agreement will automatically renew for five years, unless we make a payment to the Manager equal to $8.4 million, subject to potential future adjustments. We may terminate the management agreement sooner only if:

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

We have the right to terminate the servicing agreement for B&B Air Funding (with the prior written consent of the financial guaranty provider for B&B Air Funding, which we refer to as the policy provider) and the policy provider has the independent right to terminate the agreement (without our consent) in the following limited circumstances:

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

Under our management and servicing agreements with BBAM LP, in many cases we may not have the right to recover damages from BBAM LP for unsatisfactory performance. Moreover, we have agreed to indemnify our Manager, BBAM LP and their affiliates for broad categories of losses arising out of the performance of services, unless they are finally adjudicated to have been caused directly by our Manager’s or BBAM LP’s gross negligence, fraud, deceit or willful misconduct in respect of its obligation to apply its standard of care or, in the case of the servicing agreement for B&B Air Funding, conflicts of interest standard in the performance of its services. In addition, because of our substantial dependence on BBAM LP, our board of directors may be reluctant to initiate litigation against BBAM LP to enforce contractual rights under our management and servicing agreements.

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

BBAM may resign under one or more of our servicing agreements under certain circumstances if it reasonably determines that directions given, or services required, would, if carried out, be unlawful under applicable law, be likely to lead to an investigation by any governmental authority having jurisdiction over BBAM or its affiliates, expose BBAM to liabilities for which, in BBAM’s good faith opinion, adequate bond or indemnity has not been provided or place BBAM in a conflict of interest with respect to which, in BBAM’s good faith opinion, BBAM could not continue to perform its obligations under the servicing agreement with respect to all serviced aircraft or any affected aircraft, as the case may be (but with respect to the foregoing circumstance, BBAM may resign only with respect to the affected aircraft). Whether or not it resigns, BBAM is not required to take any action of the foregoing kind. BBAM may also resign if it becomes subject to taxes for which we do not indemnify it. BBAM’s decision to resign would significantly impair our ability to re-lease or sell aircraft and service our leases.

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

For example, B&B Air Funding is required to apply all of its available cash flow, after payment of certain expenses (including interest), to repay the principal on the Notes, and the cash flow from the aircraft in the B&B Air Funding portfolio is not available to us. In addition, Fly Acquisition II is now required to apply substantially all available cash flow, after payment of interest, certain fees and expenses and interest rate swap payments, to the outstanding principal balance under the Fly Acquisition II Facility and therefore, the cash flow from the aircraft financed by this facility is no longer available to us.

In connection with the acquisition of the GAAM Portfolio, we assumed a debt facility provided by Norddeutsche Landesbank Gironzentrale (“Nord LB Facility”). Substantially all cash flow associated with these aircraft, after payment of certain expenses, is applied to payment of interest and principal and therefore is not available for distribution to us.

The restrictions described above, as well as restrictions in our other financing facilities, may impair our ability to operate and to compete effectively with our competitors. Similar restrictions may be contained in the terms of future financings that we may enter into to finance our growth.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our borrowings.

We and our subsidiaries have a significant amount of indebtedness. As of December 31, 2014, our total consolidated indebtedness, net of unamortized debt discounts, was $3.0 billion.

Subject to the limits contained in the agreements governing our existing and future indebtedness, including the indentures governing our 2020 Notes and 2021 Notes, we may be able to incur substantial additional debt from time to time to finance aircraft, working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences, including the following:

•	making it more difficult for us to satisfy our debt obligations with respect to the notes and our other debt;

•	limiting our ability to obtain additional financing to fund the acquisition of aircraft or for other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for aircraft acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our various credit facilities, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the aircraft industry;

•	placing us at a disadvantage compared to other competitors; and

•	increasing our cost of borrowing.

In addition, the indentures governing our 2020 Notes and 2021 Notes, as well as the agreements governing our other indebtedness, contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, may result in the acceleration of some or all our debt.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal of, premium, if any, or interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay aircraft purchases or to dispose of material assets, or seek additional debt or equity capital or to restructure or refinance our indebtedness. We may not be able to effect any such measures on commercially reasonable terms or at all and, even if successful, those actions may not allow us to meet our scheduled debt service obligations. Certain agreements governing our indebtedness restrict our ability to dispose of assets and use the proceeds from those dispositions. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations.

If we cannot make scheduled payments on our indebtedness, we will be in default and holders of our debt securities or our lenders, as applicable, may be able to declare such indebtedness to be due and payable, terminate commitments to lend money, foreclose against the aircraft, if any, securing such indebtedness or pursue other remedies, including potentially forcing us into bankruptcy or liquidation.

The terms of the agreements and indentures governing certain of our indebtedness restrict our current and future operations.

The indentures and agreements governing certain of our indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	incur or guarantee additional indebtedness;

•	sell assets;

•	incur liens;

•	pay dividends, repurchase certain equity interests or make other restricted payments;

•	agree to any restrictions on the ability of restricted subsidiaries to transfer property or make payments to us;

•	make certain investments;

•	guarantee indebtedness;

•	consolidate, amalgamate, merge, sell or otherwise dispose of all or substantially all of our assets; and;

•	enter into transactions with our affiliates.

In addition, the indentures and agreements governing certain of our indebtedness require us to maintain specified financial ratios and tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we may be unable to meet them.

A breach of the covenants or restrictions under the indentures and agreements governing the certain of our indebtedness could result in an event of default under the applicable indebtedness. Such a default may allow holders of our debt securities or our lenders, as applicable, to accelerate the related indebtedness, which may result in the acceleration of other indebtedness to which a cross-acceleration or cross-default provision applies. In addition, such lenders or debt holders could terminate commitments to lend money, if any. Furthermore, if we were unable to repay the indebtedness then due and payable, secured lenders could proceed against the aircraft, if any, securing such indebtedness. In the event our lenders or holders of our debt securities accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct and grow our business; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

We have a significant amount of non-recourse debt.

As of December 31, 2014, we had total debt, net of unamortized debt discounts, of $3.0 billion. Of this amount, $1.4 billion was non-recourse to Fly, except for certain limited obligations which typically include reimbursement for certain expenses and costs incurred by the lenders. These non-recourse loans may be provided through loan facilities that are typically cross-collateralized and contain cross-default provisions against all of the loans advanced within each facility, as well as through individual loans against individual aircraft. As of December 31, 2014, we had the following non-recourse debt facilities that provided financing against multiple aircraft:

	Amount Outstanding	Number of
Facility(1)	at December 31, 2014(2)	Aircraft Financed	Maturity Date
Notes Payable	$546.5 million	35	November 2033
Nord LB Facility	$416.2 million	17	November 2018
Fly Acquisition II Facility (3)	$121.6 million	4	July 2018

(1)	Excludes $298.0 million outstanding for 13 aircraft financed by individual non-recourse loans.
(2)	Excludes unamortized debt discounts.
(3)	The availability period was terminated in January 2015.

The maturity dates for these loans range from December 2015 to November 2033. In general, upon a default on a non-recourse loan, the lenders will have the ability to foreclose upon any or all available collateral (including aircraft, leases and shares of aircraft-owning and/or aircraft-leasing special purposes entities) to satisfy amounts due under the loan. However, the lenders cannot make a claim against us for payment of these outstanding obligations, except for the limited payment obligations described above. The non-recourse nature of these loans means that we may decide, for economic reasons, to default on a non-recourse loan if and when we believe that the aircraft and other assets securing such loan are worth less than the amount outstanding under the loan. Although the direct financial impact to us under such a default on a non-recourse loan is limited, these defaults may impact our reputation as a borrower and impair our ability to secure future borrowings, which could have a material adverse impact on our ability to grow our aircraft portfolio and earnings.

We have a significant amount of recourse debt outstanding, on which we have guaranteed the payment of all debt service and other amounts due under these loans.

We had $1.7 billion of recourse debt outstanding as of December 31, 2014, on which we have guaranteed the payment of all debt service and other amounts due under these loans. We expect to incur additional recourse indebtedness in the future.  Although these recourse loans may be secured by aircraft and their associated leases, we have guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flow to meet required debt payments.  In this case, we will be required to make payments from our unrestricted cash, which could have a materially adverse impact on our ability to pay dividends or grow through future acquisitions of aircraft.  In addition, the Term Loan, the CBA Facility, our 2020 Notes and 2021 Notes, and certain of our other recourse indebtedness contain cross-default provisions to other recourse indebtedness which if triggered could significantly increase the amount of indebtedness which is payable by us at the time of the cross-default.

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

We are subject to interest rate risk.

Certain of our debt facilities have floating interest rates, creating the risk of an increase in interest rates and the risk that cash flow may be insufficient to make scheduled interest payments if interest rates were to increase. To limit this risk, we have entered into interest rate swap contracts with one or more counterparties. We remain exposed, however, to changes in interest rates to the extent that our interest rate swap contracts are not correlated to our financial liabilities. In addition, if any counterparty were to default on its obligations, then a mismatch in the floating rate interest obligations and fixed rate lease payments may arise, which could impair our ability to meet our financial obligations and pay dividends to our shareholders. If any of our interest rate swap contracts were terminated early, we could be obligated to make a material payment to our counterparties.

Risks Related to Taxation

We expect that we will be treated as a passive foreign investment company, or a “PFIC,” for the current taxable year and for the foreseeable future, which could have adverse U.S. federal income tax consequences to a U.S. shareholder.

We expect that we will be treated as a PFIC for U.S. federal income tax purposes for the current taxable year and for the foreseeable future. Assuming we are a PFIC, a U.S. holder of our shares will be subject to the PFIC rules, with a variety of potentially adverse tax consequences under the U.S. federal income tax laws. Such consequences depend in part on whether such shareholder elects to treat us as a qualified electing fund (a “QEF”). Absent a QEF election or mark-to-market election, a U.S. shareholder who disposes or is deemed to dispose of our shares at a gain, or who receives or is deemed to receive certain distributions with respect to our shares, generally will be required to treat such gain or distributions as ordinary income and to pay an interest charge on the tax imposed. If a U.S. shareholder makes a QEF election in the first taxable year in which the U.S. shareholder owns our shares (assuming our continued compliance with certain reporting requirements), then such U.S. shareholder will be required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gains as long-term capital gain, subject to a separate voluntary election to defer payment of taxes, which deferral is subject to an interest charge. Such inclusion is required even if the amount exceeds cash distributions, if any. Moreover, our distributions, if any, will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. taxpayers.

It is also possible that one or more of our subsidiaries is or will become a PFIC. Such determination is made annually after the close of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of a subsidiary’s income, as well as the market valuation and nature of a subsidiary’s assets. In such case, assuming a U.S. shareholder does not receive from us the information it needs to make a QEF election with respect such a subsidiary, a U.S. shareholder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. shareholder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC (including through a sale of our shares).

The determination whether or not we (or any of our subsidiaries) is a PFIC is a factual determination that is made annually based on the types of income we (or any of our subsidiaries) earn and the value of our (or our subsidiaries’) assets, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we (or any of our subsidiaries) will or will not be considered a PFIC in the current or future years or that the IRS will agree with our conclusion regarding our (or our subsidiaries’) PFIC status. Investors should consult with their own tax advisors about the PFIC rules, including the advisability of making a QEF election or the mark-to-market election. (See ITEM 10. ADDITIONAL INFORMATION — Taxation — U.S. Federal Income Tax Considerations).

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

Risks Related to the Ownership of Our Shares

Provisions in our bye-laws, our management agreement and the indentures governing our 2020 Notes and 2021 Notes may discourage a change of control.

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These include:

•	provisions that permit us to require any competitor of BBAM LP that acquires beneficial ownership of more than 15% of our common shares either to tender for all of our remaining common shares for no less than their fair market value, or sell such number of common shares to us or to third parties as to reduce its beneficial ownership to less than 15%, in either case within 90 days of our request to so tender or sell;

•	provisions that reduce the vote of each common share held by a competitor of BBAM LP that beneficially owns 15% or more, but less than 50%, of our common shares to three-tenths of one vote per share on all matters upon which shareholders may vote;

•	provisions that permit our board of directors to determine the powers, preferences and rights of any preference shares we may issue and to issue any such preference shares without shareholder approval;

•	advance notice requirements by shareholders for director nominations and actions to be taken at annual meetings; and

•	no provision for cumulative voting in the election of directors, such that all the directors standing for election may be elected by our shareholders by a plurality of votes cast at a duly convened annual general meeting, the quorum for which is two or more persons present in person or by proxy at the start of the meeting and representing in excess of 25% of all votes attaching to all shares in issue entitling the holder to vote at the meeting.

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

Furthermore, the indentures governing our 2020 Notes and 2021 Notes contain provisions that permit our noteholders to require us to redeem their notes before maturity at a premium to par upon a change of control of our company.

Shareholders may have greater difficulties in protecting their interests than they would have as a shareholder of a U.S. corporation.

The Companies Act 1981 of Bermuda, as amended, which we refer to as the “Companies Act,” applies to our company and differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our bye-laws, some of these differences may result in shareholders having greater difficulties in protecting their interests as a shareholder of our company than they would have as a shareholder of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights shareholders may have to enforce specified provisions of the Companies Act or our bye-laws, and the circumstances under which we may indemnify our directors and officers.

We are a Bermuda company that is managed and controlled in Ireland. It may be difficult for you to enforce judgments against us or against our directors and executive officers.

We are incorporated under the laws of Bermuda and are managed and controlled in Ireland. Our business is based outside the United States, a majority of our directors and officers reside outside the United States and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda or Ireland against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda or Irish law and do not have force of law in Bermuda or Ireland. However, a Bermuda or Irish court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda or Irish law.

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

Our web address is: www.flyleasing.com. The information contained on or connected to our website is not incorporated by reference into this Annual Report on Form 20-F and should not be considered part of this or any other report filed with the SEC.

Our Relationship with BBAM

BBAM is a leading commercial jet aircraft servicer. BBAM and its affiliates assist us in acquiring, leasing, re-marketing and selling aircraft, manage our day-to-day operations and affairs and act as Servicer for our portfolio of aircraft and related leases.

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

On April 29, 2010, we purchased through our wholly-owned subsidiary, Fly-BBAM, a 15% interest in BBAM US LP for $8.75 million. Summit owned the remaining 85% interest in BBAM LP. Also as part of the transaction, Summit acquired 1,000,000 Fly common shares in the form of ADSs from Babcock & Brown.

On December 28, 2012, we sold our 15% interest in BBAM LP for $49.5 million to Onex. Summit sold 35% of its interest in BBAM LP to Onex. Concurrent with the transaction, Summit and Onex purchased 2,191,060 newly issued common shares of Fly in the form of ADSs for an aggregate of $25.0 million, or $11.41 per ADS. The shares are subject to lock-up provisions.

Our Aircraft Portfolio

As of December 31, 2014, our aircraft portfolio consisted of 127 commercial jet aircraft. Our aircraft portfolio comprised of 116 narrow-body passenger aircraft (including two freighters) and eleven wide-body passenger aircraft.

We originate aircraft through BBAM’s well-established relationships with airlines, financial investors and other aircraft leasing and finance companies. We primarily acquire aircraft by entering into purchase and leaseback transactions with airlines for new aircraft, purchasing portfolios consisting of aircraft of varying types and ages, and opportunistically acquiring individual aircraft that we believe are being sold at attractive prices. In addition, we actively consider opportunities to sell our aircraft, individually or in portfolio sales of various sizes, when we believe that selling will maximize our returns, or to manage the composition of our portfolio.

As of December 31, 2014, we had 72 Boeing aircraft and 55 Airbus aircraft in our fleet. The aircraft in our portfolio were manufactured between 1990 and 2014 and had a weighted average age of 7.8 years as of December 31, 2014. We estimate that the useful life of our aircraft is generally 25 years from the date of manufacture. In the case of a freighter, the remaining useful life is determined based on the date of conversion and in such case, the total useful life may extend beyond 25 years from the date of manufacture.

The following table presents the aircraft in our portfolio as of December 31, 2014:

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
1.	Aeromexico	B737-700	Narrowbody	2006
2.	Aeromexico	B737-700	Narrowbody	2005
3.	Aeromexico	B737-700	Narrowbody	2005
4.	Aeromexico	B737-800	Narrowbody	2000
5.	Air Berlin	A330-200	Widebody	2001
6.	Air China	B737-800	Narrowbody	2007
7.	Air China	B737-800	Narrowbody	2002
8.	Air France	A319-100	Narrowbody	2000
9.	Air France	A340-300	Widebody	1993
10.	Air Italy S.P.A.	B737-800	Narrowbody	1999
11.	Air Serbia	A319-100	Narrowbody	2005
12.	Air Serbia	A320-200	Narrowbody	2005
13.	American Airlines	B737-800	Narrowbody	2013
14.	AtlasJet	A320-200	Narrowbody	1997
15.	Avion Express	A320-200	Narrowbody	2003
16.	Avion Express	A320-200	Narrowbody	1997
17.	Bangkok Airways	A319-100	Narrowbody	2005
18.	British Airways	A320-200	Narrowbody	2002
19.	British Airways	A320-200	Narrowbody	2002
20.	British Airways	A320-200	Narrowbody	2002
21.	British Airways	A320-200	Narrowbody	2002
22.	Chang’An Airlines	B737-800	Narrowbody	2006
23.	Drammensfjorden	B737-800	Narrowbody	2001
24.	Eastern Airlines	B737-800	Narrowbody	2006
25.	easyJet	A319-100	Narrowbody	2007
26.	easyJet	A319-100	Narrowbody	2004
27.	easyJet	A319-100	Narrowbody	2004
28.	Enter Air	B737-800	Narrowbody	1999
29.	Ethiopian Airlines (1)	B757-200	Narrowbody	1998
30.	Ethiopian Airlines (1)	B757-200	Narrowbody	1997
31.	Etihad Airways	A319-100	Narrowbody	2000
32.	Etihad Airways	A319-100	Narrowbody	1999
33.	Finnair	A320-200	Narrowbody	2003
34.	flydubai	B737-800	Narrowbody	2010
35.	Frontier	A319-100	Narrowbody	2001
36.	Garuda Indonesia	B737-800	Narrowbody	2010
37.	Garuda Indonesia	B737-800	Narrowbody	2010
38.	Hainan Airlines	B737-800	Narrowbody	2007
39.	Hainan Airlines	B737-800	Narrowbody	2007
40.	Hainan Airlines	B737-800	Narrowbody	2007
41.	Hainan Airlines	A319-100	Narrowbody	2006
42.	Iberia	A319-100	Narrowbody	2000
43.	Icelandair (1)	B757-200	Narrowbody	2000
44.	Icelandair (1)	B757-200	Narrowbody	2000
45.	Icelandair	B757-200SF (3)	Narrowbody	1990
46.	IZair	B737-800	Narrowbody	2007
47.	IZair	B737-800	Narrowbody	2006
48.	Jeju Airlines	B737-800	Narrowbody	1999
49.	Jet Airways	B737-800	Narrowbody	2014
50.	Jet Airways	B737-800	Narrowbody	2014
24

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
51.	Jet Airways	B737-800	Narrowbody	2014
52.	Jet Lite	B737-700	Narrowbody	2002
53.	Jet2.com	B737-800	Narrowbody	1999
54.	Jetstar Pacific Airlines	A320-200	Narrowbody	2006
55.	Korean Airlines	B737-800	Narrowbody	2000
56.	LATAM	B777-300ER	Widebody	2013
57.	LATAM	B787-8	Widebody	2013
58.	Malaysian Airlines (2)	B737-800	Narrowbody	2013
59.	Malaysian Airlines (2)	B737-800	Narrowbody	2013
60.	Nok Airlines (2)	B737-800	Narrowbody	2013
61.	Nok Airlines	B737-800	Narrowbody	2006
62.	Nok Airlines	B737-800	Narrowbody	2006
63.	Nordwind	B767-300ER	Widebody	1997
64.	Pegasus Airlines	B737-800	Narrowbody	2002
65.	Philippine Airlines	A321-200	Narrowbody	2014
66.	Philippine Airlines	A321-200	Narrowbody	2014
67.	Philippine Airlines	A321-200	Narrowbody	2014
68.	Philippine Airlines	A330-300	Widebody	2013
69.	Philippine Airlines	A330-300	Widebody	2013
70.	Philippine Airlines	A330-300	Widebody	2013
71.	Primera Air Scandinavia	B737-700	Narrowbody	2001
72.	Qantas	A320-200	Narrowbody	2005
73.	Qantas	B737-800	Narrowbody	2005
74.	Shandong Airlines	B737-800	Narrowbody	2013
75.	Shandong Airlines	B737-800	Narrowbody	2013
76.	Smartlynx Airlines	A320-200	Narrowbody	1995
77.	Smartlynx Airlines	A320-200	Narrowbody	1995
78.	South African Airways	A319-100	Narrowbody	2004
79.	Sun Express (Germany)	B737-800	Narrowbody	2002
80.	Sun Express (Germany)	B737-800	Narrowbody	1999
81.	Sun Express (Germany)	B737-800	Narrowbody	1998
82.	Sun Express (Turkey)	B737-800	Narrowbody	2008
83.	Sun Express (Turkey)	B737-800	Narrowbody	2007
84.	Sun Express (Turkey)	B737-800	Narrowbody	1998
85.	Sun Express (Turkey)	B737-800	Narrowbody	1998
86.	Sunwing Airlines	B737-800	Narrowbody	2006
87.	Sunwing Airlines	B737-800	Narrowbody	2006
88.	TAM	A320-200	Narrowbody	2006
89.	TAM	A320-200	Narrowbody	2006
90.	TAM	A320-200	Narrowbody	2000
91.	Thomas Cook (1)	B757-200	Narrowbody	1999
92.	Thomas Cook (1)	B757-200	Narrowbody	1999
93.	THY	B737-800	Narrowbody	2006
94.	THY	A320-200	Narrowbody	2005
95.	THY	A320-200	Narrowbody	2005
96.	THY	A320-200	Narrowbody	2005
97.	Tiger Airways	A320-200	Narrowbody	2006
98.	Titan Airways	B737-300QC (3)	Narrowbody	1991
99.	Transaero Airlines	B737-800	Narrowbody	1998
100.	Transaero Airlines	B737-800	Narrowbody	1998
101.	Transavia France	B737-800	Narrowbody	2008
102.	Transavia France	B737-800	Narrowbody	2008
103.	Travel Service	B737-800	Narrowbody	2010
104.	TUI Travel Aviation Finance	B737-800	Narrowbody	2010
25

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
105.	TUI Travel Aviation Finance	B757-200	Narrowbody	1999
106.	TUI Travel Aviation Finance	B757-200	Narrowbody	1999
107.	T’Way Air	B737-800	Narrowbody	2006
108.	United	B747-400	Widebody	1993
109.	US Airways	A319-100	Narrowbody	2000
110.	US Airways	A319-100	Narrowbody	2000
111.	US Airways	A319-100	Narrowbody	2000
112.	US Airways	A319-100	Narrowbody	2000
113.	Virgin America	A319-100	Narrowbody	2008
114.	Virgin America	A320-200	Narrowbody	2007
115.	Virgin America	A320-200	Narrowbody	2006
116.	Virgin America	A320-200	Narrowbody	2006
117.	Virgin Atlantic	A340-600	Widebody	2006
118.	Virgin Atlantic	A340-600	Widebody	2006
119.	Volaris	A319-100	Narrowbody	2007
120.	Vueling Airlines	A320-200	Narrowbody	2007
121.	Vueling Airlines	A320-200	Narrowbody	2007
122.	White Airways	A320-200	Narrowbody	1995
123.	Yakutia (1)	B757-200	Narrowbody	1998
124.	Yakutia (1)	B757-200	Narrowbody	1996
125.	Off-lease	B737-900ER	Narrowbody	2008
126.	Off-lease	B737-900ER	Narrowbody	2007
127.	Off-lease	A320-200	Narrowbody	1998

(1)	In November 2014, we entered into sale agreements for these aircraft which are expected to be consummated in 2015.
(2)	Aircraft was sold in the first quarter of 2015.
(3)	Freighter.

The following table summarizes the composition of our portfolio by manufacturer and aircraft type as of December 31, 2014:

		Number of
Aircraft Manufacturer	Aircraft Type	Aircraft
Airbus	A319-100	18
	A320-200	27
	A321-200	3
	A330-200	1
	A330-300	3
	A340-300	1
	A340-600	2
	Total	55
Boeing	B737-300QC	1
	B737-700	5
	B737-800	49
	B737-900ER	2
	B747-400	1
	B757-200	10
	B757-200SF	1
	B767-300ER	1
	B777-300ER	1
	B787-8	1
	Total	72
Total		127
26

Our portfolio is composed of 78% narrow-body aircraft based on net book values as of December 31, 2014 and includes the Airbus A319, Airbus A320, Airbus A321 and next generation Boeing 737 and Boeing 757 aircraft families, which enjoy high worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are based on more routes around the world than any other airframe and thus have the largest installed base. As a result, we believe they are easier and more cost-efficient to lease and market than wide-body jets or other specialized types of aircraft.

The following table presents the composition of our portfolio based on airframe type as of December 31, 2014:

Number of
Airframe Type	Aircraft
Narrow-body (1)	116
Wide-body	11
Total	127

(1)	Includes two freighters.

Our Markets

Our aircraft are leased under multi-year contracts to a diverse group of airlines throughout the world. The following table presents the distribution of our operating lease revenue by geographic region:

	Year ended December 31, 2014		Year ended December 31, 2013		Year ended December 31, 2012
	(Dollars in thousands)
Europe:
United Kingdom	$46,281	11%	$48,507	13%	$45,916	12%
Turkey	27,069	7%	14,703	4%	12,319	3%
Other	82,677	21%	89,362	26%	112,093	30%
Europe — Total	156,027	39%	152,572	43%	170,328	45%
Asia and South Pacific:
Philippines	12,947	3%	—	—	—	—
China	47,049	12%	41,332	12%	36,918	10%
India	32,675	8%	21,894	6%	39,312	10%
Other	43,959	11%	32,841	9%	34,506	10%
Asia and South Pacific — Total	136,630	34%	96,067	27%	110,736	30%
Mexico, South and Central America:
Chile	28,116	7%	10,055	3%	—	—
Other	21,733	5%	38,034	10%	31,473	8%
Mexico, South and Central America — Total	49,849	12%	48,089	13%	31,473	8%
North America:
United States	41,531	10%	40,482	11%	41,311	11%
Other	3,429	1%	3,891	1%	3,891	1%
North America — Total	44,960	11%	44,373	12%	45,202	12%
Middle East and Africa — Total	17,202	4%	18,308	5%	18,698	5%
Total Operating Lease Revenue	$404,668	100%	$359,409	100%	$376,437	100%
27

Our Leases

Lease Terms

All of our leases are on a “net” basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance. Of our leases, 108 have fixed rental rates and 16 have floating rental rates.

Our portfolio is diversified across 64 different airlines in 36 countries, in both developed and emerging markets. Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees have early termination or lease extension options. Our leases are scheduled to expire between 2015 and 2026 and have a weighted average remaining lease term of 5.3 years as of December 31, 2014.

The following table presents the scheduled lease maturity of the aircraft in our portfolio as of December 31, 2014:

	Airframe Type
Year of Scheduled Lease Expiration	Narrow (1)	Wide	Total
Off-lease	3	—	3
2015	21	1	22
2016	11	1	12
2017	18	—	18
2018	14	4	18
2019	15	1	16
2020	10	—	10
2021	4	—	4
2022	5	—	5
2023	5	—	5
2024	3	—	3
2025	4	3	7
2026	3	1	4
Total	116	11	127

(1)	Includes one freighter each in 2015 and 2018.

At December 31, 2014, we had 22 leases scheduled to expire in 2015 and three aircraft off-lease. As of December 31, 2014, we had entered into sale agreements for eight aircraft. Subsequent to year end, we have re-leased one aircraft and entered into a lease and lease extension in respect of two aircraft, bringing the total number of aircraft currently requiring remarketing in 2015 to 14. We may have additional remarketings in 2015 if any other leases are terminated prior to their scheduled expiry dates.

Most lease rentals are payable monthly in advance, but some lease rentals are payable in arrears. In addition, some of our leases require quarterly or semi-annual lease payments. Most of our leases provide that the lessee’s payment obligations are absolute and unconditional under any and all circumstances. Lessees are generally required to make payment without deduction of any amounts that we may owe the lessee or any claims that the lessee may have against us. Most of our leases also require lessees to gross up lease payments where they are subject to withholdings and other taxes.

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

Our portfolio includes leases pursuant to which we collect maintenance reserve payments that are determined based on passage of time or usage of the aircraft measured by hours flown or cycles operated. These payments may be paid in cash or letters of credit which can be drawn if maintenance obligations are not otherwise paid. Under these leases, we are obligated to make reimbursements to the lessee for expenses incurred for certain major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee. Certain leases also require us to make maintenance contributions for costs associated with certain major maintenance events in excess of any maintenance reserve payments. Major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. We are not obligated to make maintenance contributions under any lease pursuant to which a lessee default has occurred and is continuing. We also have leases that provide for lease-end maintenance adjustment payments based on the usage of the aircraft during the lease term and its condition upon redelivery. Typically, payments are made by the lessee to us, although in some cases, we have been required to make such payments to the lessee.

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

General. Each aircraft generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or “wet lease” arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. As of December 31, 2014, our lessees have informed us of the following subleases:

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

Lease Management and Remarketing

We outsource our lease management and aircraft remarketing activities to BBAM. Pursuant to our servicing agreements with BBAM, BBAM provides us with services related to leasing our fleet, including marketing aircraft for lease and re-lease or sale, collecting rents and other payments from our lessees, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees.

From time to time, we may decide to dispose of our aircraft at or before the expiration of their leases. In 2014, we sold eight aircraft to unrelated third parties.

Competition

The leasing and remarketing of commercial jet aircraft is highly competitive. We face competition from airlines, aircraft manufacturers, financial institutions, aircraft brokers, special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft, and public and private partnerships, investors and funds, including private equity firms and hedge funds. Competition for leasing transactions is based on a number of factors including delivery dates, lease rates, lease terms, aircraft condition and the availability in the marketplace of the types of aircraft to meet the needs of the customers. See the risk factor “We operate in a highly competitive market for investment opportunities in aircraft.”

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

The insurance market imposes a sub limit on each operator’s primary liability policy applicable to third-party war risk liability. This limit customarily does not exceed $150 million, upon which additional excess third party war liability coverage is then obtained in the London and the International Markets. U.S., Canadian and certain other non-European Community-based airlines have government war-risk insurance programs available in which they currently participate.

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

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary note” and Item 3 “Key Information — Risk factors.”

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft, which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

On April 29, 2010, we purchased through our wholly-owned subsidiary, Fly-BBAM, a 15% interest in BBAM LP for $8.75 million. Summit owned the remaining 85% interest in BBAM LP. Also as part of the transaction, Summit acquired 1,000,000 of our common shares in the form of ADSs from Babcock & Brown.

On October 14, 2011, we completed the acquisition of the GAAM Portfolio valued at approximately $1.4 billion. The acquisition of the GAAM Portfolio was accounted for as a business combination. Identifiable assets acquired and liabilities assumed were recorded at their fair values as of the acquisition date. As of December 31, 2014, we owned a portfolio of 127 aircraft.

On December 28, 2012, we sold our 15% interest in BBAM LP for $49.5 million to Onex and Summit sold 35% of its interest in BBAM LP to Onex. Concurrent with the transaction, Summit and Onex purchased 2,191,060 newly issued common shares of Fly in the form of ADSs for an aggregate of $25.0 million or $11.41 per ADS.

In July 2013, we sold 13,142,856 common shares in the form of ADSs at a price of $14.00 per ADS in an underwritten public offering generating net proceeds of approximately $172.6 million.

For the year ended December 31, 2014, we had net income of $56.1 million, or diluted earnings per share of $1.32. Net cash flows provided by operating activities for the year ended December 31, 2014 totaled $227.2 million. Net cash flows used in investing activities was $840.6 million and net cash provided by financing activities was $546.5 million for the year ended December 31, 2014. We paid $42.8 million in dividends and dividend equivalents in 2014.

Impact of GAAM Portfolio Acquisition

On October 14, 2011, we completed the acquisition of the GAAM Portfolio and assumed approximately $1.2 billion of secured, non-recourse debt financing. We recorded GAAM’s debt on our consolidated balance sheet at a fair value that is lower than its face value. This difference is being amortized into interest expense for the remaining terms of the debt facilities, resulting in higher interest expense than our cash interest payments.

We also evaluated whether the leases acquired with the aircraft in the GAAM Portfolio were at fair market value by comparing the contractual lease rates to the range of then current lease rates of like aircraft. We recognized a lease premium when we determined that an acquired lease’s terms were above market value and a lease discount when the acquired lease’s terms were below fair market value. Lease discounts are capitalized into other liabilities and accreted as additional rental revenue on a straight-line basis over the lease term. Lease premiums are capitalized into other assets and amortized against rental revenue on a straight-line basis over the lease term. In the aggregate, lease premiums exceeded lease discounts, and the amortization of these lease premiums on a straight-line basis reduces our reported operating lease revenues for the remaining terms of such leases.

The following table shows the impact of the amortization of debt discounts, lease premiums and certain other items for year ended December 31, 2014 and for the succeeding five years. The amortization amounts for each applicable period may change for a number of reasons, including, among other things, aircraft dispositions, debt repayments and refinancings.

	Year ended December 31,
	2015	2016	2017	2018	2019	2020
	(in thousands)
Amortization of GAAM purchase accounting adjustments:
Amortization of fair value lease premiums and discounts, net	$165	$—	$—	$—	$—	$—
Amortization of fair value debt discounts	3,359	2,394	2,112	1,847	109	72
Total amortization of GAAM purchase accounting adjustments	$3,524	$2,394	$2,112	$1,847	$109	$72

Market Conditions

The airline industry was profitable in 2012 and 2013 and airline profitability in 2014 exceeded that of the prior years. However, the airline industry is cyclical, and macroeconomic, geopolitical and other risks may negatively impact airline profitability or create unexpected volatility in the aircraft leasing market.

There is an overall positive trend in world air traffic demand which we believe will continue to drive growth in the aircraft leasing market. Aircraft demand continues to increase each year and aircraft manufacturers are increasing their production rates to meet this demand. An increase in the production rates by manufacturers may reduce the demand for used aircraft, and could lead to a reduction in the lease rates and the values of aircraft. Currently, leased aircraft make up approximately 40% of the worldwide commercial jet aircraft fleet that is in service and this percentage is generally expected to be maintained or to increase over time.

Although we expect airlines to be profitable in 2015, profits are not uniformly distributed among airlines and certain airlines, particularly smaller airlines and start-up carriers struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis.

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

Rent Receivables

Rent receivables represent unpaid lessee obligations under existing lease contracts. Any allowance for doubtful accounts is established on a specific identification basis and is maintained at a level believed by management to be adequate to absorb probable losses associated with rent receivables. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor’s operating environment. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends impacting the lessees and their credit worthiness, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2014 and 2013, we had no allowance for doubtful accounts. We had two lessees on non-accrual status during the years ended December 31, 2014 and 2013, and recognized revenue from these lessees when cash was received.

Investment in Unconsolidated Subsidiaries

We have a 57.4% interest in Fly-Z/C LP. On December 28, 2012, we sold our 15.0% interest in BBAM LP.

We account for our interest in unconsolidated subsidiaries using the equity method as we do not control the entities. Under the equity method, we initially record our investment at cost and the carrying amount is affected by our share of the unconsolidated subsidiaries’ undistributed earnings and losses, and distributions of dividends and capital.

We periodically review the carrying amount of our investment in the unconsolidated subsidiaries, or whenever events or changes in circumstances indicate that a decline in value may have occurred. If our investment is determined to be impaired on an other-than-temporary basis, a loss equal to the difference between the fair value of the investment and its carrying value is recorded in the period of identification.

Flight Equipment Held for Operating Lease

Flight equipment held for operating lease are recorded at cost and depreciated to estimated residual values on a straight-line basis over their estimated remaining useful lives. Useful life is generally 25 years from the date of manufacture. Residual values are generally estimated to be 15% of original manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:

•	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.

•	Flight equipment that is out of production and may have a shorter useful life or lower residual value due to obsolescence.

•	The remaining life of a converted freighter is determined based on the date of conversion, in which case, the total useful life may extend beyond 25 years from the date of manufacture.

•	Planned dispositions by us at less than 25 years estimated useful life and an alternative residual value.

Estimated residual values and useful lives of flight equipment are reviewed and adjusted, if appropriate, at each reporting period.

Major aircraft improvements to be performed by us pursuant to any lease agreement are accounted for as lease incentives and are amortized against revenue over the term of the lease, assuming no lease renewals. Lessee specific modifications to the aircraft are capitalized and amortized against revenue over the term of the lease. Generally, lessees are responsible for repairs, scheduled maintenance and overhauls during the lease term and compliance with return conditions of flight equipment at lease termination.

Major aircraft improvements and modifications incurred during an off-lease period are capitalized and depreciated over the remaining life of the flight equipment. In addition, costs paid by us for scheduled maintenance and overhauls are also capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.

At the time of an aircraft acquisition, we evaluate whether the lease acquired with the aircraft is at fair market value by comparing the contractual lease rates to the range of current lease rates of like aircraft. A lease premium is recognized when it is determined that the acquired lease’s terms are above market value; lease discounts are recognized when it is determined that the acquired lease’s terms are below fair market value. Lease discounts are recorded in other liabilities and accreted as additional rental revenue on a straight-line basis over the lease term. Lease premiums are recorded in other assets and amortized against rental revenue on a straight-line basis over the lease term.

Impairment of Flight Equipment

We evaluate flight equipment for impairment when circumstances indicate that the carrying amounts of such assets may not be recoverable. Our evaluation of impairment indicators include, but are not limited to, recent transactions for similar aircraft, adverse changes in market conditions for specific aircraft types, third party appraisals of specific aircraft, published values for similar aircraft, any occurrences of adverse changes in the aviation industry and the overall market conditions that could impact the fair value of our aircraft. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, we will assess whether the carrying values of the flight equipment exceed the fair values and an impairment loss is required. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for aircraft. We will also record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value.

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

Under the terms of the lease agreements, cash collected from lessees for future maintenance of the aircraft is recorded as maintenance payment liabilities. We do not recognize such maintenance payments as revenue during the lease. Maintenance payment liabilities are attributable to specific aircraft and are typically based on hours or cycles of utilization, depending upon the component. Upon the occurrence of qualified maintenance events, the lessee submits a request for reimbursement and upon disbursement of the funds, the liability is relieved.

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

We may also incur maintenance expenses on off-lease aircraft. Scheduled major maintenance or overhaul activities and costs for certain high-value components that are paid by us are capitalized and depreciated over the period until the next overhaul is required. Such payments made by us for minor maintenance, repairs and re-leasing of aircraft are expensed as incurred.

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

Share Based Compensation

We have a 2010 Omnibus Incentive Plan (“2010 Plan”) which permitted the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. In May 2012, we made an aggregate grant of 300,000 SARs and RSUs to certain employees of BBAM LP, who provide services to Fly pursuant to management and servicing agreements. As of December 31, 2014 and 2013, we had made grants aggregating 1,500,000 under the 2010 Plan. There are no shares remaining available for grants under the 2010 Plan.

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

Taxes

We provide for income taxes by tax jurisdiction. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statements and tax basis of existing assets and liabilities at the enacted tax rates expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amount which management ultimately expects to be more-likely-than-not realized.

We apply a recognition threshold of more-likely-than-not to be sustained in the examination of tax uncertainty in income taxes. Measurement of the tax uncertainty occurs if the recognition threshold has been met. We have elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during the years ended December 31, 2014, 2013 and 2012.

New Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We adopted the provisions of ASU 2013-11 in 2014. The adoption of the standard did not have a material effect on our consolidated financial condition, result of operations or cash flows.

In April 2014, FASB issued ASU 2018-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360), an accounting standard update that changed the criteria for classifying and reporting discontinued operations while enhancing disclosures. Under the new guidance, only disposals of a component of an entity, or a group of components of an entity, representing a strategic shift in operations should be presented as discontinued operations. Such a strategic shift should have, or will have, a major effect on the organization’s operations and financial results when the component or group of components meets the criteria to be classified as held for sale or when the component or group of components is disposed of by sale or other than by sale. In addition, the new guidance requires additional disclosures about discontinued operations and the disposal of an individually significant component of an entity that does not meet the criteria for discontinued operations. We adopted the standard prospectively commencing in 2014. We do not expect aircraft dispositions to qualify as discontinued operations.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), their final standard on revenue from contracts with customers. The guidance specifically notes that lease contracts with customers are a scope exception. ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. ASU 2014-09 is effective for annual reporting periods (including interim periods), beginning after December 15, 2016, and early adoption is not permitted. We will adopt the guidance effective January 1, 2017. We anticipate that the adoption of the standard will not have a material effect on our consolidated financial condition, result of operations or cash flows.

In August 2014, FASB issued ASU 2014-15, update to Accounting Standards Codification (ASC) subtopic 250-40, Presentation of Financial Statements-Going Concern. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principals that are currently in the U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term “substantial doubt”, (2) require an evaluation every reporting period including interim periods, (3) provide principals for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 is effective for annual reporting periods ending after December 15, 2016, and early adoption is permitted. We will adopt the guidance effective January 1, 2017. We are currently assessing the impact on our consolidated financial statements and notes to our consolidated financial statements.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statement of operations of Fly for the years ended December 31, 2014, 2013 and 2012.

Consolidated Statements of Income of Fly for the years ended December 31, 2014 and 2013

	Year ended December 31,		Increase/
	2014	2013	(Decrease)
	(Dollars in thousands)
Revenues
Operating lease revenue	$404,668	$359,409	$45,259
Equity earnings from unconsolidated subsidiary	2,456	1,871	585
Gain on sale of aircraft	18,878	6,277	12,601
Interest and other income	662	1,930	(1,268)
Total revenues	426,664	369,487	57,177
Expenses
Depreciation	175,547	146,400	29,147
Aircraft impairment	—	8,825	(8,825)
Interest expense	142,519	120,399	22,120
Selling, general and administrative	41,148	37,418	3,730
Ineffective, dedesignated and terminated derivatives	72	(1,263)	1,335
Net gain on extinguishment of debt	(3,922)	(15,881)	11,959
Maintenance and other costs	6,960	15,454	(8,494)
Total expenses	362,324	311,352	50,972
Net income before provision for income taxes	64,340	58,135	6,205
Provision for income taxes	8,263	5,659	2,604
Net income	$56,077	$52,476	$3,601
36

As of December 31, 2014 and 2013, we had 127 aircraft and 113 aircraft in our portfolio, respectively. As of December 31, 2014, our aircraft were on lease to 64 lessees in 36 countries. In 2014, we purchased 22 aircraft and sold eight aircraft.

	Year ended December 31,		Increase/
	2014	2013	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$387,835	$324,916	$62,919
End of lease revenue	39,756	47,569	(7,813)
Amortization of lease incentives	(18,934)	(9,019)	(9,915)
Amortization of lease premiums, discounts & other	(3,989)	(4,057)	68
Total operating lease revenue	$404,668	$359,409	$45,259

For the year ended December 31, 2014, operating lease revenue totaled $404.7 million, an increase of $45.3 million compared to the year ended December 31, 2013. The increase was primarily due to (i) an increase of $84.0 million from aircraft purchased in 2013 and 2014 and (ii) an increase of $9.0 million from the remarketing of aircraft that were previously off-lease. The increase was partially offset by (i) a decrease of $16.2 million due to lower lease rates on lease extensions, restructurings and remarketings, (ii) a decrease of $12.8 million in lease revenue from aircraft sold in 2013 and 2014, (iii) an increase of $9.9 million in lease incentives, (iv) a decrease of $7.8 million from end of lease revenue recognized and (v) other decreases of $1.0 million.

During the years ended December 31, 2014 and 2013, we recorded equity earnings from our investments in unconsolidated subsidiaries of $2.5 million and $1.9 million, respectively. Our equity earnings in 2014 included our share of the gain recognized by Fly-Z/C LP on the conversion of two operating leases held to finance leases.

During the year ended December 31, 2014, we sold eight aircraft. Sale of six of the aircraft generated a pre-tax gain on sale of $18.9 million. We recorded a gain on debt extinguishment of $4.0 million in connection with the sale of the other two aircraft, which were financed under the CBA Facility. The sale proceeds were paid to the lenders as full and final discharge of the related loans. During the year ended December 31, 2013, we sold ten aircraft and recognized a pre-tax gain on sale of $6.3 million.

Depreciation expense during the year ended December 31, 2014 was $175.5 million, compared to $146.4 million for the year ended December 31, 2013, an increase of $29.1 million. The increase was primarily due to depreciation on aircraft acquisitions and improvements made, partially offset by depreciation on aircraft we sold. In 2014, we entered into sale agreements for eight aircraft, and we adjusted the holding period and residual value of these aircraft. This resulted in additional depreciation expense of $2.4 million during the year ended December 31, 2014.

During the year ended December 31, 2014, we recognized no impairment charges. During the year ended December 31, 2013, we recognized an impairment charge of $8.8 million related to an Airbus A319-100 aircraft manufactured in 2000.

Interest expense totaled $142.5 million and $120.4 million for the years ended December 31, 2014 and 2013, respectively. The increase of $22.1 million was primarily due to interest on (i) our 2020 Notes issued in December 2013, (ii) the Additional 2020 Notes and 2021 Notes issued in October 2014 and (iii) additional secured borrowings used to finance aircraft acquisitions. The increase was partially offset by lower interest expense due to (i) debt repayments made in 2014 and 2013, (ii) amendment of the CBA Facility in 2013 and (iii) the re-pricing of the Term Loan in 2013.

During the year ended December 31, 2014, we recognized a net gain on debt extinguishment of $3.9 million. In connection with the sale of two aircraft, which were financed under the CBA Facility, we recorded a gain on debt extinguishment of $4.0 million. The sale proceeds were paid to the lenders as full and final discharge of the loans secured by these two aircraft. The gain was partially offset by the write-off of unamortized loan costs associated with the repayment of two other aircraft secured borrowings. During the year ended December 31, 2013, we recognized a net gain on debt extinguishment of $15.9 million. In connection with the restructuring of the CBA Facility, we recognized a net gain of $22.2 million. The gain was partially offset by (i) swap breakage costs and other expenses incurred totaling $3.0 million associated with debt repayments and refinancings, (ii) fees and expenses of $2.1 million incurred in connection with the repricing of the Term Loan in May 2013, and (iii) write-off of unamortized debt discounts and costs associated with the Term Loan upsizing in November 2013 totaling $1.2 million.

Selling, general and administrative (“SG&A”) expenses were $41.1 million and $37.4 million for the years ended December 31, 2014 and 2013, respectively. The increase was primarily due to (i) transaction costs and expenses of $3.5 million incurred in connection with aircraft purchased and (ii) an increase of $2.7 million in management and servicing fees paid to BBAM resulting from the increase in the number of aircraft in our portfolio. The increase was partially offset by a decrease in share based compensation of $3.1 million.

Maintenance and other costs totaled $7.0 million and $15.5 million during the years ended December 31, 2014 and 2013, respectively. The decrease was primarily due to significant aircraft maintenance expenses incurred in 2013 in connection with early lease terminations and preparing the aircraft for delivery to new lessees.

Our provision for income taxes was $8.3 million and $5.7 million during the years ended December 31, 2014 and 2013, respectively. The resulting effective income tax rate for the years ended December 31, 2014 and 2013 was 12.8% and 9.7%, respectively. In 2014 we also recorded a net valuation allowance of $2.9 million against deferred tax assets which was offset by (i) an interest deduction on intercompany notes and (ii) a gain on extinguishment of debt not being subject to tax in Ireland. The effective rate for 2013 is less than the Irish trading rate of 12.5% as a result of (i) taxes associated with the sale of aircraft owned by our Australian subsidiary being offset with previously unrecognized deferred tax assets related to the GAAM acquisition, (ii) a portion of the net gain on extinguishment of debt not being subject to tax in Ireland, and (iii) a favorable true-up to our tax returns filed in connection with our investment in BBAM LP. These reductions in income tax in 2013 were partially offset by the provision for valuation allowances against deferred tax assets in certain of our subsidiaries, and taxes provided in foreign jurisdictions at higher rates than the Irish trading rate.

Our consolidated net income was $56.1 million and $52.5 million for the years ended December 31, 2014 and 2013, respectively, an increase of $3.6 million.

Consolidated Statements of Income of Fly for the years ended December 31, 2013 and 2012

	Year ended December 31,		Increase/
	2013	2012	(Decrease)
	(Dollars in thousands)
Revenues
Operating lease revenue	$359,409	$376,437	$(17,028)
Equity earnings from unconsolidated subsidiary	1,871	9,383	(7,512)
Gain on sale of aircraft	6,277	8,360	(2,083)
Gain on sale of investment in unconsolidated subsidiary	—	36,882	(36,882)
Interest and other income	1,930	1,634	296
Total revenues	369,487	432,696	(63,209)
Expenses
Depreciation	146,400	136,633	9,767
Aircraft impairment	8,825	11,382	(2,557)
Interest expense	120,399	142,491	(22,092)
Selling, general and administrative	37,418	40,192	(2,774)
Ineffective, dedesignated and terminated derivatives	(1,263)	31,871	(33,134)
Net (gain) loss on extinguishment of debt	(15,881)	7,628	(23,509)
Maintenance and other costs	15,454	10,968	4,486
Total expenses	311,352	381,165	(69,813)
Net income before provision for income taxes	58,135	51,531	6,604
Provision for income taxes	5,659	3,862	1,797
Net income	$52,476	$47,669	$4,807

As of December 31, 2013 and 2012, we had 113 aircraft and 109 aircraft in our portfolio, respectively. As of December 31, 2013, our aircraft were on lease to 62 lessees in 34 countries. In 2013, we purchased fourteen aircraft and sold ten aircraft.

	Year ended December 31,		Increase/
	2013	2012	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$324,916	$341,545	$(16,629)
End of lease revenue	47,569	49,817	(2,248)
Amortization of lease incentives	(9,019)	(6,989)	(2,030)
Amortization of lease premiums, discounts & other	(4,057)	(7,936)	3,879
Total operating lease revenue	$359,409	$376,437	$(17,028)

For the year ended December 31, 2013, operating lease revenue totaled $359.4 million, a decrease of $17.0 million compared to the year ended December 31, 2012. The decrease was primarily due to (i) a decrease of $21.0 million in lease revenue from aircraft sold in 2013 and 2012, (ii) a decrease of $15.7 million due to lower lease rates on lease extensions and restructurings, (iii) a decrease of $9.4 million in revenue from aircraft that were off-lease for a portion of the year, (iv) a decrease of $2.2 million from end of lease revenue recognized and (v) an increase of $2.0 million in lease incentives. The decrease was partially offset by (i) an increase of $29.2 million from aircraft purchased in 2012 and 2013 and (ii) an increase of $4.1 million in lease premiums, net of lease discount.

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

On December 28, 2012, we sold our 15.0% interest in BBAM LP for $49.5 million and recognized a pre-tax gain of $36.9 million.

Depreciation expense during the year ended December 31, 2013 was $146.4 million, compared to $136.6 million for the year ended December 31, 2012, an increase of $9.8 million. The increase was primarily due to depreciation on aircraft acquisitions and improvements made, partially offset by depreciation on aircraft we sold.

During the year ended December 31, 2013, we recognized an impairment charge of $8.8 million related to an Airbus A319-100 aircraft manufactured in 2000. During the year ended December 31, 2012, we recognized aircraft impairment of $11.4 million related to two Boeing 737-500 aircraft manufactured in 1992 and an Airbus A320-200 aircraft manufactured in 2002.

Interest expense totaled $120.4 million and $142.5 million for the years ended December 31, 2013 and 2012, respectively. The decrease of $22.1 million was primarily due to (i) debt repayments made in 2013 and 2012, (ii) lower interest rates from re-financings completed in 2013 and 2012 and (iii) re-pricing of the Term Loan. This decrease was partially offset by interest on new borrowings.

During the year ended December 31, 2013, we recognized a net gain on debt extinguishment of $15.9 million. In connection with the restructuring of the CBA Facility, we recognized a net gain of $22.2 million. The gain was partially offset by (i) swap breakage costs and other expenses incurred totaling $3.0 million associated with debt repayments and refinancings, (ii) fees and expenses of $2.1 million incurred in connection with the repricing of the Term Loan in May 2013, and (iii) write-off of unamortized debt discounts and costs associated with the Term Loan upsizing in November 2013 totaling $1.2 million. During the year ended December 31, 2012, we recognized total debt extinguishment costs of $7.6 million of which (i) $4.2 million related to the re-pricing of the Term Loan and (ii) $3.4 million related to the repayment of the B&B Air Acquisition Facility and debt associated with aircraft that were refinanced or sold in 2012.

SG&A expenses were $37.4 million and $40.2 million for the years ended December 31, 2013 and 2012, respectively. The decrease of $2.8 million is primarily due to legal and other professional fees of $1.9 million incurred in connection with the Term Loan and Nord LB Facility refinancing in 2012.

In 2013, we had unrealized gain of $1.3 million resulting from fair market value changes to our ineffective hedge and dedesignated derivative instruments. In 2012, in connection with the repayment of the B&B Air Acquisition Facility, we terminated eleven swap contracts and expensed swap breakage costs of $32.3 million. This expense was partially offset by unrealized gains on our dedesignated derivative instruments of $0.4 million.

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

Our provision for income taxes was $5.7 million and $3.9 million during the years ended December 31, 2013 and 2012, respectively. The resulting effective income tax rate for the years ended December 31, 2013 and 2012 was 9.7% and 7.5%, respectively. The effective rate for 2013 is less than the Irish trading rate of 12.5% as a result of (i) taxes associated with the sale of aircraft owned by our Australian subsidiary being offset with previously unrecognized deferred tax assets related to the GAAM acquisition, (ii) a portion of the net gain on extinguishment of debt not being subject to tax in Ireland, and (iii) a favorable true-up to our tax returns filed in connection with our investment in BBAM LP. The reduction in income tax was partially offset by the provision for valuation allowances against deferred tax assets in certain of our subsidiaries, and taxes provided in foreign jurisdictions at higher rates than the Irish trading rate. In 2012, a wholly-owned Irish subsidiary recorded a tax benefit for interest that had been accruing on an intercompany note for which no taxes had been provided. The interest was paid in 2013 and this deduction was utilized to offset Irish taxes on the gain from the sale of our 15% interest in BBAM LP.

Our consolidated net income was $52.5 million and $47.7 million for the years ended December 31, 2013 and 2012, respectively, an increase of $4.8 million.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of fleet growth, spending more than $1.5 billion to acquire 36 aircraft since the beginning of 2013. We expect continued fleet growth in 2015, as well as aircraft dispositions as we continue to actively manage our portfolio. In addition, we have committed to returning capital to shareholders through quarterly dividends, currently $0.25 per share, and opportunistic share repurchases.

We finance our business with unrestricted cash, cash generated from operating leases, aircraft sales and debt financings. In recent years, our debt financing strategy has focused on funding our business on an unsecured basis, which provides us with greater operational flexibility, and through secured, recourse debt financing, which enables us to take advantage of improved pricing and other terms compared to non-recourse debt. In addition, we continue to utilize secured, non-recourse indebtedness under our debt facilities and other aircraft secured borrowings. In January 2015, we exercised our right to terminate the availability period of our Fly Acquisition II Facility.

Our sole source of operating cash flows is from distributions made to us from our subsidiaries. Distributions of cash to us from our subsidiaries are subject to compliance with applicable debt covenants. Substantially all revenue collected during each monthly period from aircraft financed by certain of our debt facilities are applied to service the outstanding debt under those facilities, after the payment of certain expenses and other costs.

At December 31, 2014, we had $337.6 million of unrestricted cash. We also had fourteen unencumbered aircraft with an aggregate net book value of $542.8 million at December 31, 2014. On October 3, 2014, we completed the sale of $400.0 million aggregate principal amount of unsecured notes, receiving net proceeds of $396.6 million after deducting underwriting discounts. We intend to use the net proceeds for general corporate purposes, including the acquisition of aircraft.

We expect that cash on hand and cash from operations will satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 “Risk Factors” in this report.

Cash Flows of Fly for the years ended December 31, 2014 and 2013

We generated cash from operations of $227.2 million and $181.5 million for the years ended December 31, 2014 and 2013, respectively, an increase of $45.7 million. This increase was due to an increase in rent received from aircraft acquired in 2013 and 2014.

Cash used in investing activities was $840.6 million and $608.6 million for the years ended December 31, 2014 and 2013, respectively. In 2014, we used $915.5 million of cash to purchase 22 aircraft, and sold eight aircraft for net cash proceeds of $88.6 million. In 2013, we used $632.9 million of cash to purchase fourteen aircraft, and sold ten aircraft for net cash proceeds of $48.5 million. Lessor maintenance contributions totaled $5.0 million and $24.2 million for the years ended December 31, 2014 and 2013, respectively.

Cash provided by financing activities totaled $546.5 million and $668.5 million for the years ended December 31, 2014 and December 31, 2013, respectively. In 2014, we (i) received net proceeds from unsecured borrowings of $396.6 million from the issuance of the Additional 2020 Notes and the 2021 Notes, (ii) received net proceeds of $298.7 million from secured borrowings to partially finance aircraft acquisitions, (iii) received net maintenance payment liability receipts of $39.8 million, (iv) reduced our restricted cash accounts by $35.7 million primarily related to the release of escrowed funds used to purchase aircraft and (v) received net security deposits receipts of $13.4 million. These were partially offset by (i) net repayments of $193.0 million of other secured borrowings and (ii) dividends and dividend equivalents payments of $42.8 million. In 2013, we received (i) proceeds from secured borrowings of $587.1 million to partially finance aircraft acquisitions, (ii) net proceeds of $393.3 million from the issuance of the 2020 Notes and the upsizing of the Term Loan, (iii) net proceeds of $172.6 million from issuance of shares and (iv) net maintenance payment liability receipts of $40.4 million. These were partially offset by (i) net repayments of $444.6 million of other secured borrowings, (ii) an increase in our restricted cash of $39.7 million and (iii) dividends and dividend equivalents payments of $31.5 million.

Cash Flows of Fly for the years ended December 31, 2013 and 2012

We generated cash from operations of $181.5 million and $180.4 million for the years ended December 31, 2013 and 2012, respectively, a decrease of $1.1 million.

Cash used in investing activities was $608.6 million compared to cash provided by investing activities which was $56.1 million for the years ended December 31, 2013 and 2012, respectively. In 2013, we used $632.9 million of cash to purchase fourteen aircraft, and sold ten aircraft for net cash proceeds of $48.5 million. In 2012, we used $50.8 million of cash to purchase four aircraft, and sold four aircraft for net cash proceeds of $67.7 million. Lessor maintenance contributions totaled $24.2 million and $16.6 million for the years ended December 31, 2013 and 2012, respectively. In 2012 we also received $49.5 million of cash proceeds from the sale of our 15.0% investment in BBAM LP.

Cash provided by financing activities for the year ended December 31, 2013 totaled $668.5 million and cash used in financing activities for the year ended December 31, 2012 totaled $155.4 million. In 2013, we received (i) proceeds from secured borrowings of $587.1 million to partially finance aircraft acquisitions, (ii) net proceeds of $393.3 million from the issuance of the 2020 Notes and the upsizing of the Term Loan, (iii) net proceeds of $172.6 million from issuance of shares and (iv) net maintenance payment liability receipts of $40.4 million. These were partially offset by (i) net repayments of $444.6 million of other secured borrowings, (ii) an increase in our restricted cash of $39.7 million and (iii) dividends and dividend equivalents payments of $31.5 million. In 2012, we made (i) repayments on our secured borrowings totaling $847.6 million, (ii) a net payment of $35.1 million in connection with the termination of interest rate swap contracts associated with the repayment of the B&B Air Acquisition Facility and (iii) dividends and dividend equivalents payments of $22.5 million. These were partially offset by (i) borrowings of $459.2 million to partially finance the repayment of the B&B Air Acquisition Facility and the acquisition of aircraft, (ii) $87.3 million net proceeds from the sale of Notes, (iii) use of our restricted cash accounts totaling $160.9 million to repay debt, (iv) net maintenance payment liability receipts of $29.7 million and (v) net proceeds from issuance of shares of $23.9 million.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

Maintenance reserve payments we collect from our lessees are based on passage of time or usage of the aircraft measured by hours flown or cycles operated. Under these leases, we are obligated to make reimbursements to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee.

Certain leases also require us to make maintenance contributions for costs associated with certain major maintenance events in excess of any maintenance reserve payments received. Major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. We are not obligated to make maintenance contributions under any lease pursuant to which a lessee default has occurred and is continuing. We also have leases that provide for lease-end maintenance adjustment payments based on the usage of the aircraft during the lease term and its condition upon redelivery. Typically, payments are made by the lessee to us, although in some cases, we have been required to make such payments to the lessee.

We expect that the aggregate maintenance reserve and lease-end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. In 2014, we received $85.2 million of maintenance payments from lessees, made maintenance payment disbursements of $45.4 million and also made maintenance contributions of $5.0 million.

Dividends and Share Repurchases

The table below shows our historical dividend payments for the years 2010 through 2014.

	Total Cash Outlay	Dividend per Share
2014	$41.4 million	$1.00
2013	$30.5 million	$0.88
2012	$21.6 million	$0.84
2011	$20.7 million	$0.80
2010	$22.4 million	$0.80

From February 2009 to May 2012, we paid quarterly dividends of $0.20 per share, and from August 2012 to November 2013, we paid quarterly dividends of $0.22 per share. Since February 2014, we have paid quarterly dividends of $0.25 per share. On January 14, 2015, we declared a dividend of $0.25 per share, or approximately $10.4 million, which was paid on February 20, 2015 to shareholders of record at January 30, 2015. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deems relevant.

On May 7, 2014, our Board of Directors approved a $30.0 million share repurchase program expiring in May 2015. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. We did not repurchase any shares during the year ended December 31, 2014.

Financing

Unsecured Borrowings

On December 11, 2013, we sold $300.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (together with the Additional 2020 Notes (as defined below), the “2020 Notes”). In connection with the issuance, we paid underwriting discounts totaling $8.5 million.

On October 3, 2014, we sold $75.0 million aggregate principal amount of 2020 Notes (the “Additional 2020 Notes”) and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). The Additional 2020 Notes were issued as additional notes under the 2020 Notes indenture, and were sold at a price of 104.75% of the principal amount thereof. The 2021 Notes were issued under an indenture containing substantially similar terms as the indenture governing the 2020 Notes and were sold at par. We received net cash proceeds of $396.6 million after deducting underwriting discounts. We intend to use the net proceeds from the offerings for general corporate purposes, including the acquisition of aircraft.

The 2020 Notes and 2021 Notes are unsecured obligations of ours and rank pari passu in right of payment with any existing and future senior indebtedness of ours.

Interest Rate. The 2020 Notes have a fixed annual interest rate of 6.750%, which is paid every six months on June 15th and December 15th of each year. The 2021 Notes have a fixed annual interest rate of 6.375%, which will be paid every six months on April 15 and October 15 of each year, beginning on April 15, 2015.

Payment Terms. The 2020 Notes have a maturity date of December 15, 2020 and the 2021 Notes have a maturity date of October 15, 2021.

Optional Redemption.

2020 Notes

At any time prior to December 15, 2016, we may redeem up to 35% of the original principal amount of the 2020 Notes with the proceeds of certain equity offerings at a redemption price of 106.75% of the principal amount thereof, together with accrued and unpaid interest to, but not including, the date of redemption. On and after December 15, 2016, we may redeem the 2020 Notes, in whole or in part, at the redemption prices listed below, plus accrued and unpaid interest to the redemption date.

Redeemed during the 12-month period commencing on December 15 of the years set forth below:	Redemption Price
2016	105.063%
2017	103.375%
2018	101.688%
2019 and thereafter	100.000%

At any time prior to December 15, 2016, we may also redeem all or a portion of the 2020 Notes at par, plus accrued and unpaid interest to the redemption date and a “make-whole premium” equal to the present value of all future interest payments called for under the indenture.

2021 Notes

At any time prior to October 15, 2017, we may redeem up to 35% of the original principal amount of the 2021 Notes with the proceeds of certain equity offerings at a redemption price of 106.375% of the principal amount thereof, together with accrued and unpaid interest to, but not including, the date of redemption. On and after October 15, 2017, we may redeem the 2021 Notes, in whole or in part, at the redemption prices listed below, plus accrued and unpaid interest to the redemption date.

Redeemed during the 12-month period commencing on October 15 of the years set forth below:	Redemption Price
2017	104.781%
2018	103.188%
2019	101.594%
2020 and thereafter	100.000%
42

At any time prior to October 15, 2017, we may also redeem all or a portion of the 2021 Notes at par, plus accrued and unpaid interest to the redemption date and a “make-whole premium” equal to the present value of all future interest payments called for under the indenture.

Mandatory Offer to Purchase. In addition, upon a change of control (as defined in the indenture), holders of the 2020 Notes and the 2021 Notes have the right to require us to repurchase all or any part of their 2020 Notes and 2021 Notes for payment in cash equal to 101% of the aggregate principal amount of the 2020 Notes and 2021 Notes repurchased plus accrued and unpaid interest.

Default and Remedies. The indentures governing the 2020 Notes and the 2021 Notes contain customary events of default with respect to the notes of each series, including (i) default in payment when due and payable of principal or premium, (ii) default for 30 days or more in payment when due of interest, (iii) failure by us or any restricted subsidiary for 60 days after receipt of written notice given by the trustee or the holders of at least 25% in aggregate principal amount of the notes of such series then issued and outstanding to comply with any of the other agreements under the indenture, (iv) default in any of the aircraft owning entities in respect of obligations in excess of $50.0 million, which holders of such obligation accelerate or demand repayment of amounts due thereunder, (v) failure by us or any significant subsidiary to pay final judgments aggregating in excess of $50.0 million for 60 days after such judgment becomes final, subject to certain non-recourse exceptions, and (vi) certain events of bankruptcy or insolvency with respect to us or a significant subsidiary.

Certain Covenants. Pursuant to the indenture governing the 2020 Notes and 2021 Notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt, repurchases of common shares, investments, disposition of aircraft and transactions with affiliates. Certain of these covenants will be suspended if the 2020 Notes or 2021 Notes obtain an investment grade rating. As of December 31, 2014, we were not in default under the indentures governing the 2020 Notes or the 2021 Notes.

Secured Borrowings

We are subject to certain operating covenants under our loan agreements relating to the maintenance, registration and insurance of our aircraft. We are also required to maintain lease concentration limits, and are subject to limitations on the re-leasing and disposition of aircraft in certain of these loan agreements. In addition, in certain of these loan agreements, we are subject to additional operating covenants relating to the operation of the borrower entity; restrictions on the acquisition or substitution of aircraft; restrictions on the modification of aircraft and capital expenditures; limits on the amount and type of guarantees that can be provided or other indebtedness that can be incurred; and restrictions on our ability to grant liens or other encumbrances on the aircraft. Our failure to comply with any of these covenants may trigger an event of default under the relevant loan or facility agreement. Certain of our loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

Generally, events of default under our loan or facility agreements include, among other things:

•	Failure to pay interest or principal when due or within a prescribed period of time following its due date;

•	Failure to make certain other payments and such payments are not made within a prescribed period of time following written notice;

•	Failure to maintain required insurance levels;

•	Failure to comply with certain other covenants and such noncompliance continues for a specified period of time following written notice; and

•	Any of the aircraft owning or borrower entities become the subject of insolvency proceedings.

As of December 31, 2014, we were not in default under any of our secured borrowings.

Securitization Notes

On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly.

On October 24, 2014, the indenture governing the Notes was amended. Among other modifications, the amended indenture provides B&B Air Funding with greater flexibility in managing its aircraft portfolio, facilitates future aircraft sales and expands the scope of information reported to holders of the Notes on a monthly basis.

As of December 31, 2014, the outstanding principal amount of Notes was $546.5 million and 35 aircraft were financed by the Notes. Six of these aircraft were subject to sale agreements that are expected to be consummated in 2015. The final maturity date of the Notes is November 14, 2033.

Interest Rate. The Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the policy provider and the liquidity facility provider thereunder, as well as accretion on the Notes re-issued at a discount. Interest and any principal payments due are payable monthly. We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with a portion of the Notes.

Payment Terms. All cash collected, including sale proceeds from the aircraft financed by the Notes is applied to service the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements.

Redemption. We may, on any future payment date, redeem the Notes in whole or from time to time in part for an amount equal to 100% of the outstanding principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Redemption prior to acceleration of the Notes may be of all or any part of the Notes. Redemption after acceleration of the Notes upon default may only be for all of the Notes.

Collateral. The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the 35 aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft registered in the United States or Ireland. B&B Air Funding may not encumber the aircraft with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. B&B Air Funding may not incur any indebtedness, except as permitted under the indenture, other than the Notes, any permitted credit and liquidity enhancement facilities and the obligations related to the policy.

Certain Covenants. B&B Air Funding is subject to financial and operating covenants that relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale.

Default and Remedies. Following any event of default and any acceleration of the Notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the Notes after the occurrence of any event of default, all cash generated by B&B Air Funding will be used to prepay the Notes.

Liquidity Facility. In connection with the issuance of the Notes, B&B Air Funding entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Note Liquidity Facility. As of December 31, 2014 and 2013, B&B Air Funding had not drawn on the Note Liquidity Facility.

Our obligations under the Note Liquidity Facility are secured under the security trust agreement on the same basis as other indebtedness of B&B Air Funding.

Nord LB Facility

We assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”) that financed 19 of the aircraft in the GAAM Portfolio. The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan.

As of December 31, 2014, the outstanding balance under the Nord LB Facility was $416.2 million, and 17 aircraft were financed by the Nord LB Facility.

Interest Rate. The loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. To mitigate our exposure to interest rate fluctuations, we have entered into interest rate swap contracts. The blended weighted average interest rate for the Nord LB Facility was 4.15% as of December 31, 2014, excluding the debt discount amortization.

Payment Terms. We apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are received in the applicable period for any financed aircraft, prior to the termination of such lease, no payment is due under the loan related to that aircraft on the corresponding repayment date. Any unpaid interest increases the outstanding borrowing.

Upon the termination or expiration of a lease, no payments are due under the Nord LB Facility with respect to the outstanding loan associated with that aircraft until the earlier of (i) six months from such termination or expiration and (ii) the date on which the aircraft is re-leased. Interest during this period increases the outstanding balance under the facility. We must pay interest with respect to any aircraft that remains off-lease after six months, and if such aircraft continues to be off-lease after twelve months, we must pay debt service equal to 85% of the lease rate under the prior lease agreement. The lenders may require payment in full or foreclose on an aircraft that remains off-lease after 24 months, but may not foreclose on any other aircraft in the facility.

In the event we sell any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and second to repay the outstanding amounts which finance the remaining aircraft. In addition, any security deposit and maintenance reserve amounts retained by us after termination of a lease will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft. If we earn a 10% return on our equity investment after full repayment of the facility, we will pay Nord LB a fee equal to 10% of returns in excess of 10%, up to a maximum of $5.0 million.

Collateral. Borrowings are secured by our equity interest in the subsidiaries that own the financed aircraft, the related leases, maintenance reserves and other deposits. The loans are cross-collateralized and contain cross-default provisions.

Certain Covenants. The Nord LB Facility does not contain any financial covenants. However, the borrowers in the Nord LB Facility are subject to certain servicer termination events. BBAM may be terminated as the servicer upon the occurrence of certain events of default under the loan agreement.

Default and Remedies. An event of default with respect to the loan on any aircraft will trigger an event of default on the loans with respect to every other financed aircraft. A default by any of the aircraft owning entities in respect of obligations in excess of $10.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder would constitute an event of default under the Nord LB Facility.

CBA Facility

We assumed a debt facility provided by Bank of Scotland plc (“BOS”), Commonwealth Bank of Australia and CommBank Europe Limited (together, “CBA”) (the “CBA Facility” which we formerly referred to as the “BOS Facility”) that financed 21 of the aircraft in the GAAM Portfolio. Subsequent to the acquisition of the GAAM Portfolio, twelve aircraft were refinanced.

On November 15, 2013, we amended and extended the CBA Facility, which was then secured by nine aircraft. CBA provided for seven new loans on seven of the nine aircraft, which are cross-collateralized and contain cross-default provisions. One loan matures in 2018 and the remaining six loans mature in 2020. All payments under the CBA Facility are guaranteed by Fly. During the year ended December 31, 2014, we sold the other two remaining aircraft previously financed under the CBA Facility, and recorded a gain on debt extinguishment of $4.0 million The proceeds were paid to the lenders as full and final discharge of the loans secured by these two aircraft totaling $35.6 million.

As of December 31, 2014, the outstanding principal balance under the CBA Facility was $114.8 million, and seven aircraft were financed by the CBA Facility.

Interest Rate. Borrowings under the CBA Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 2.50%. Fixed interest rates range between 3.67% and 7.75%. The weighted average interest rate on all outstanding amounts was 4.63% as of December 31, 2014, excluding the debt discount amortization and debt issuance costs.

Payment Terms. We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. We are also required to prepay the loan on an aircraft upon lease termination or sale of such aircraft. Upon a lease termination or expiration, we may elect to extend the loan maturity date for up to nine months, during which interest (but no principal) is payable. If we re-lease the aircraft during this nine month period with the consent of the facility agent, the loan will be extended. If we are unable to re-lease the aircraft on terms acceptable to the lenders or sell the aircraft, the loan becomes due and payable at the end of this nine month period.

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

Collateral. Borrowings are secured by our equity interest in the subsidiaries that own the financed aircraft, the aircraft and the related leases. The loans are guaranteed by us on a recourse basis.

Certain Covenants. There are no financial covenants in the CBA Facility.

Term Loan

On August 9, 2012, we entered into a $395.0 million senior secured term loan (the “Term Loan”) with a consortium of lenders. The Term Loan was originally issued at an offering price of 96% of par value, or a discount of $15.8 million, bearing interest at LIBOR plus a margin of 5.50%, with a LIBOR floor of 1.25%.

Debt proceeds of $266.7 million, along with approximately $122.5 million of our cash, were applied towards full repayment of the B&B Air Acquisition Facility, which financed 16 aircraft. We received the remaining proceeds of $112.5 million as seven additional aircraft, which were previously financed in the CBA Facility, were delivered into the Term Loan. These proceeds were applied towards full repayment of debt outstanding in the CBA Facility in respect of these seven aircraft, as well as associated break costs.

On December 18, 2012, we re-priced the Term Loan reducing the interest rate margin from 5.50% to 4.50%. In connection with the re-pricing, we paid the lenders a one-time prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.9 million. We recorded debt extinguishment costs of $4.2 million associated with the lenders who did not participate in the re-pricing and whom were replaced with new lenders.

On May 21, 2013, we completed a second re-pricing of the Term Loan, further reducing the interest rate margin to 3.50% and the LIBOR floor by 0.25% to 1.00%. In connection with this re-pricing, we paid the lenders a prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.8 million.

On November 21, 2013, we amended and upsized the Term Loan by $105.0 million. The incremental borrowing was priced at 99.75% of the principal amount. In addition, the maturity of the Term Loan was extended by one year from August 2018 to August 2019. We received net proceeds of approximately $102.0 million, which were used to finance the acquisition of aircraft. At December 31, 2013, $33.6 million was held in an escrow account to finance the acquisition of two additional aircraft, which were acquired during the first quarter of 2014. In connection with this amendment, we recorded debt extinguishment costs of $1.2 million.

As of December 31, 2014, the outstanding principal balance under the Term Loan was $451.5 million, and 29 aircraft were financed by the Term Loan.

Interest Rate. The Term Loan bears interest at an adjustable interest rate equal to one month LIBOR plus a margin of 3.50%, with a LIBOR floor of 1.00%.

Payment Terms. The Term Loan requires quarterly principal payments of $5.9 million. The Term Loan can be prepaid in whole or in part without penalty.

In addition, the aggregate principal amount outstanding as measured on a quarterly basis must not exceed 70.0% of the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers (“LTV Maintenance Test”). We are required to seek new appraisals semi-annually.

Collateral. Borrowings are secured by our equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The loan is guaranteed by us on a recourse basis.

The Term Loan contains certain concentration limits with respect to types of aircraft that can be financed in the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the sale, removal or substitution of an aircraft.

During the year ended December 31, 2014, we sold four aircraft financed under the Term Loan, and substituted in three unencumbered aircraft as collateral.

Certain Covenants. There are no financial covenants in the Term Loan. Upon the sale of an aircraft, we may substitute an aircraft with an appraised value equal to or greater than the aircraft sold provided certain other conditions, including the LTV Maintenance Test and concentration criteria, are met under the Term Loan. The Term Loan also includes customary covenants, including reporting requirements and maintenance of public ratings.

Default and Remedies. An event of default under the Term Loan includes a default by Fly, certain of its subsidiaries or any of the aircraft owning entities under the Term Loan in respect of recourse obligations in excess of $50.0 million, after expiration of any applicable grace period with respect thereto, or resulting in such obligations becoming or being declared due and payable prior to the date on which they would otherwise have become due and payable.

Fly Acquisition II Facility

On November 7, 2012, we entered into a revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $250.0 million. On July 3, 2013, we increased total commitments under the facility to $450.0 million and the availability period was extended to July 3, 2015. The final maturity date was also extended to July 3, 2018.

As of December 31, 2014, the outstanding principal balance under the Fly Acquisition II Facility was $121.6 million, and four aircraft were financed by the Fly Acquisition II Facility.

In January 2015, we exercised our right to terminate the availability period. We may not borrow any additional amounts thereunder. The final maturity date remains unchanged.

Commitment Fees. Prior to the termination of the availability period, we paid a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of their commitment.

Principal Payments. During the availability period, we were required to make monthly principal payments such that the aggregate outstanding principal amount of the loans was less than or equal to 72.5% of the aggregate purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life of the aircraft. Following termination of the availability period, all available cash flow (other than proceeds from the sale or total loss of an aircraft) from the aircraft held by Fly Acquisition II is applied to the outstanding principal balance after payment of interest, certain fees and expenses and interest rate swap payments.

Interest. Borrowings under the Fly Acquisition II Facility bear interest at a rate based on the one-month LIBOR plus an applicable margin. For the period following termination of the availability period through July 2016, the applicable margin has increased from 3.25% to 3.75% and will increase to 4.25% and 4.75% for each succeeding year until the final maturity date.

Collateral. Borrowings are secured by the beneficial interests in the aircraft owning and leasing subsidiaries, the aircraft and related leases, certain cash collateral and other deposits. In addition, we are required to maintain cash collateral equal to 2% of the aggregate outstanding principal balance of the loans.

Certain Covenants. Fly Acquisition II is subject to an interest coverage ratio. Upon drawing down in the aggregate of at least $100 million under the facility, Fly Acquisition II is required to maintain an interest coverage ratio of the aggregate amount of rent collected plus security deposits to the aggregate amount of interest accrued less any amounts received or paid by Fly Acquisition II under any applicable derivative agreements of at least 1.25 to 1.0 for any rolling three-month measurement period.

Default and Remedies. Events of default under the Fly Acquisition II Facility include, among other things, (i) a final judgment for a payment obligation is rendered against Fly Acquisition II or any of its subsidiaries in an amount in excess of $2.5 million which remains undischarged for 45 days, and (ii) certain early termination events related to Fly Acquisition II’s swap contracts.

Other Aircraft Secured Borrowings

In addition to the debt financings described above, we have entered into other aircraft secured borrowings to finance the acquisition of aircraft. These borrowings may finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of our rights, title and interest in the financed aircraft and leases. The maturity date on each loan generally matches the corresponding lease expiration date, with maturity dates ranging from December 2015 to December 2025. We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. In 2014, we made principal payments, including repayment of three loans totaling $70.1 million.

At December 31, 2014 and 2013, $425.0 million and $134.9 million of the other aircraft secured borrowings, respectively, were recourse to us. Although these recourse loans are secured by aircraft and their associated leases, we have guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flow to meet required debt payments. In addition, certain of our secured, recourse borrowings contain cross default provisions to other recourse borrowings which if triggered could significantly increase the amount of indebtedness that is payable by us at the time of the default.

In 2014, we acquired five aircraft with a combination of unrestricted cash and proceeds from secured, recourse debt financing of $274.5 million. In addition, we financed one aircraft with secured, recourse debt of $28.5 million.

As of December 31, 2014, the total principal outstanding under our other aircraft secured borrowings was $723.0 million, with interest rates ranging from 1.62% to 6.55%, and 21 aircraft were financed by our other aircraft secured borrowings.

Capital Expenditures

We have substantial capital expenditures as we continue to expand our fleet through acquisitions of aircraft. During the year ended December 31, 2014, we acquired 22 aircraft for $951.5 million, including one Boeing 737-700 aircraft, thirteen Boeing 737-800 aircraft, two Airbus A319-100 aircraft, three Airbus A321-200 aircraft and three Airbus A330-300 aircraft. During the year ended December 31, 2013, we acquired fourteen aircraft for $642.2 million, including eleven Boeing 737-800 aircraft, one Boeing 777-300ER aircraft, one Boeing 787-8 aircraft and one Airbus A320-200 aircraft. During the year ended December 31, 2012, we acquired four aircraft for $60.4 million, comprising of two Boeing 737-700 and two Boeing 737-800 aircraft.

As of December 31, 2014, we had a commitment to purchase two aircraft, which were delivered during the first quarter of 2015.

In addition to acquisitions of aircraft, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of December 31, 2014, the weighted average age of the aircraft in our portfolio was 7.8 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars, and we pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Depreciation in the value of the U.S. Dollar relative to other currencies increases the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive substantially all of our revenue in U.S. Dollars and pay substantially all of our expenses in U.S. Dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Research and Development, Patents and Licenses, etc.

Not applicable.

Off-Balance Sheet Arrangements

Not applicable.

Contractual Obligations

Our long-term contractual obligations as of December 31, 2014 consisted of the following (in thousands):

	2015	2016	2017	2018	2019	Thereafter	Total
Principal payments:
Principal payment under the 2020 Notes(1)	$—	$—	$—	$—	$—	$375,000	$375,000
Principal payment under the 2021 Notes(2)	—	—	—	—	—	325,000	325,000
Principal payments under the Securitization Notes(3)	66,447	64,511	53,896	42,442	39,306	279,863	546,465
Principal payments under the Nord LB Facility(4)	37,774	39,081	40,508	298,886	—	—	416,249
Principal payments under the CBA Facility(5)	10,966	11,280	11,859	19,175	12,063	49,469	114,812
Principal payments under the Term Loan(6)	23,766	23,766	23,766	23,766	356,483	—	451,547
Principal payments under the Fly Acquisition II Facility(7)	5,177	5,177	5,177	106,058	—	—	121,589
Principal payments under Other Aircraft Secured Borrowings(8)	98,665	63,598	59,307	42,548	49,936	408,969	723,023
Total principal payments	242,795	207,413	194,513	532,875	457,788	1,438,301	3,073,685
Interest payments:
Interest payments under the 2020 Notes and 2021 Notes(9)	40,969	40,969	40,969	40,969	40,969	56,526	261,371
Interest payments under secured borrowings(10)	94,730	84,228	75,343	63,909	43,410	84,185	445,805
Total interest payments	135,699	125,197	116,312	104,878	84,379	140,711	707,176
Payments to BBAM and its affiliates under our management agreement(11)	10,713	10,713	10,713	10,713	10,713	40,498	94,063
Payments to BBAM and its affiliates under our administrative services and servicing agreements(12)	16,948	15,001	13,880	11,629	9,351	37,516	104,325
Total	$406,155	$358,324	$335,418	$660,095	$562,231	$1,657,026	$3,979,249

(1)	The final maturity date of the 2020 Notes is December 15, 2020.
(2)	The final maturity date of the 2021 Notes is October 15, 2021.
(3)	Principal payments under the Notes are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Future principal payment amounts are estimated based upon existing leases and current re-leasing assumptions. The final maturity of the Notes is November 14, 2033.
(4)	Amounts reflect estimated principal payments through November 2018.
(5)	We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule.
(6)	We make quarterly fixed principal payments of $5.9 million, subject to satisfying certain debt service coverage ratios and other covenants.
(7)	In January 2015, we exercised our right to terminate the availability period. All available cash flow (other than proceeds from the sale or total loss of an aircraft) from the aircraft held by Fly Acquisition II is applied to the outstanding principal balance after payment of interest, certain fees and expenses and interest rate swap payments.
(8)	We have entered into 21 secured loan agreements, eight of which are recourse to us. We make scheduled monthly payments of principal and interest on each loan in accordance with fixed amortization schedules.
(9)	The 2020 Notes have a fixed annual interest rate of 6.750%, which is paid every six months on June 15th and December 15th of each year. The 2021 Notes have a fixed annual interest rate of 6.375%, which will be paid every six months on April 15th and October 15th of each year, beginning on April 15, 2015.
(10)	For variable rate borrowings based on LIBOR plus the applicable margin, LIBOR is assumed to remain at the current rate in effect at year end through the term of the loan.
(11)	Our management agreement provides that we pay to our Manager base and rent fees and a management expense amount of $10.0 million annually, subject to an annual CPI adjustment. The Management Agreement is scheduled to expire on December 28, 2022, with an automatic five year renewal period unless we make a payment to the Manager of $8.4 million, subject to potential future adjustment. The table assumes termination of the agreement on December 28, 2022 and payment of the applicable termination fee. See “Management Agreement.”

(12)	Our servicing agreement between BBAM and B&B Air Funding provides that we will pay BBAM a base fee of $150,000 per month, subject to an annual CPI adjustment and a servicing fee equal to 1.0% of the aggregate amount of basic rent collected for all or any part of a month for any of our aircraft plus 1.0% of the aggregate amount of basic rent due for all or any part of a month for any of our aircraft. In addition, B&B Air Funding pays our Manager a $750,000 administrative fee pursuant to an administrative services agreement.

Each of the Term Loan and Fly Acquisition II Facility servicing agreements provide that we will pay BBAM an administrative fee of (i) $10,000 per month plus (ii) $1,000 per month per aircraft. We will also pay BBAM a servicing fee equal to 3.5% of the aggregate amount of basic rent actually collected for all or any part of a month.

Our servicing agreements for other aircraft provide that we pay BBAM an administrative fee of $1,000 per month per aircraft and a rent fee equal to 3.5% of the aggregate amount of basic rent actually collected for all or any part of a month.

Amounts in the table reflect the servicing fees for our aircraft as of December 31, 2014.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is West Pier, Dun Laoghaire, County Dublin, Ireland. Our telephone number at that address is +353 1 231-1900.

Name	Age	Position
Colm Barrington	69	Chief Executive Officer and Director
Gary Dales	59	Chief Financial Officer
Joseph M. Donovan	60	Director and Chairman
Erik G. Braathen	59	Director
Pat O’Brien (1)	60	Director
Eugene McCague (1)	56	Director
Robert S. Tomczak	53	Director
Susan M. Walton	54	Director
Steven Zissis	55	Director

(1)	On November 12, 2014, Pat O’Brien resigned from the board of directors of the Company, and Eugene McCague was appointed to fill his vacancy.

Colm Barrington has been our chief executive officer and a member of our board of directors since May 2007. Mr. Barrington has over 40 years of experience in the global aviation industry, having started his aviation career in 1967 at Ireland’s national airline, Aer Lingus. In 1979, he joined GPA Group plc where he held various senior positions, including chief operating officer. In 1993, Mr. Barrington oversaw the successful integration of GPA Group plc and GE Capital Aviation Services (GECAS). In 1994, he joined Babcock & Brown Limited working in aircraft and lease management and arranging cross border lease financings of commercial aircraft. Mr. Barrington is the Chairman of the Board of Directors of Aer Lingus plc, a director of IFG Group plc and a director of Hibernia Reit plc. Mr. Barrington received a BA and an MA in Economics from University College Dublin and a public administration degree from the Institute of Public Administration, also in Dublin.

Gary Dales has been our chief financial officer since March 2008. Mr. Dales joined Babcock & Brown in August 2007 and BBAM in April 2010. Mr. Dales has eight years of aircraft leasing experience. Mr. Dales’ prior position was director of corporate development at PG&E Corporation, an energy based holding company. Prior to assuming that position, Mr. Dales served in various other financial roles at PG&E since 1994, including director of corporate accounting and SEC reporting. Prior to joining PG&E, Mr. Dales was a staff accountant, and later a manager, in the accounting and audit division at Arthur Andersen & Co. for more than 10 years. Mr. Dales graduated from the University of California, Santa Barbara with a BA in Business Economics. Mr. Dales is a member of the American Institute of Certified Public Accountants and the California Society of CPAs.

Joseph M. Donovan was appointed Chairman in April 2010 and has been a member of our board of directors since June 2007. Prior to his retirement in January 2007, Mr. Donovan was chairman of Credit Suisse’s Asset-Backed Securities and Debt Financing Group, which he led for nearly seven years. Prior thereto, Mr. Donovan was a managing director and head of Asset Finance at Prudential Securities (1998-2000) and Smith Barney (1995-1997). Mr. Donovan began his banking career at The First Boston Corporation in 1983, ultimately becoming a managing director at CS First Boston, where he served as Chief Operating Officer of the Investment Banking Department from 1992 to 1995. Mr. Donovan is a director of Institutional Financial Markets Inc. (formerly known as Cohen & Company), STORE Capital Corporation and Homeownership Preservation Foundation. Mr. Donovan received his MBA from The Wharton School and has a degree in Accountancy from the University of Notre Dame.

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

Pat O’Brien was a member of our board of directors from August 2013 until his resignation in November 2014. Prior to his retirement in April 2011, Mr. O’Brien was a Partner at KPMG Dublin for 24 years, which he joined in March 1979. During his tenure with KPMG, Mr. O’Brien specialized in the aircraft leasing and financing sector and served as the tax adviser to a number of aircraft lessors and financiers in this sector. Mr. O’Brien has also worked with the Irish Department of Finance on legislative amendments affecting the aircraft leasing sector and has been published by the Irish Taxation Institute. Mr. O’Brien is a director of Airspeed Limited, Eirtech Aviation Limited, Amentum Capital Limited, VGS Holdings Limited and Apollo Aviation Management Limited. Mr. O’Brien also serves as a director on the boards of Rabobank Ireland plc and ACC Bank plc. Mr. O’Brien is a Commerce graduate of the University College Dublin.

Eugene McCague has been a member of our board of directors since November 2014. Mr. McCague has been a partner of Arthur Cox, a leading Irish law firm, since 1988. He served as managing partner of Arthur Cox from 1999 to 2003, and as its chairman from 2006 to 2013. Mr. McCague is the chair of the Governing Authority of University College, Dublin and has served on the boards of a number of not-for-profit organizations, and as President of the Dublin Chamber of Commerce. Mr. McCague holds a Bachelor of Civil Law degree and a Diploma in European Law from University College, Dublin.

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

Compensation of Directors

During 2014, each independent member of our board of directors received an annual cash retainer of $125,000 payable in equal quarterly installments. Our chairman received an additional $60,000 per year. Each independent director who is a chairman of a committee of the board of directors received an additional $10,000 per year. Our Manager-appointed directors received no additional compensation beyond their participation in the 2010 Plan.

We paid to our directors aggregate cash compensation of $0.6 million for services rendered in 2014. We do not have a retirement plan for our directors.

Executive Compensation

We do not have any employees. Pursuant to the management agreement we have with our Manager, we have the dedicated services of our Manager’s chief executive officer and chief financial officer, who serve as our chief executive officer and chief financial officer by appointment of our board of directors but who remain employees of BBAM LP. The services performed by our chief executive officer and chief financial officer are provided at the cost of our Manager or an affiliate of our Manager. Our Manager or an affiliate of our Manager, in consultation with the compensation committee of our board of directors, determines and pays the compensation of our chief executive officer and chief financial officer. We do not provide retirement benefits to any officer or employee.

On April 29, 2010, we adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permitted the grant of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. By June 30, 2012, we had made all permitted grants under the 2010 Plan.

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

The holder of a SAR or RSU grant is also entitled to dividend equivalent rights on each SAR and RSU that has been granted. For each dividend equivalent right, the holder shall have the right to receive a cash amount equal to the per share dividend paid by the Company during the period between the grant date and the earlier of the (i) award exercise date or vesting date, (ii) termination date or (iii) expiration date. Dividend equivalent rights expire at the same time and in the same proportion that the SARs and RSUs are either exercised, canceled, forfeited or expired. Dividend equivalent rights are payable to the holder only when the SAR or RSU on which the dividend equivalent right applies has vested.

Board of Directors

Our board of directors currently consists of seven members. Our bye-laws provide that the board of directors is to consist of a minimum of two and a maximum of 15 directors as the board of directors may from time to time determine. Pursuant to our management agreement and our bye-laws, so long as the Manager holds any of our manager shares, our Manager has the right to appoint the whole number of directors on our board of directors that is nearest to but not more than 3/7ths of the number of directors on our board of directors. These directors are not required to stand for election by shareholders other than our Manager.

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

Each of the members of the Audit Committee is an “independent” director as defined under the applicable rules of the New York Stock Exchange. Mr. Donovan, and Mr. Braathen have served on the Audit Committee since June 2007. Mr. McCague has served on the Audit Committee since November 2014. Mr. O’Brien served on the Audit Committee from August 2013 until his resignation in November 2014. Mr. Donovan serves as chairperson.

Compensation Committee

Our Compensation Committee will be consulted by our Manager regarding the remuneration of our chief executive and chief financial officers and will be responsible for determining the compensation of our independent directors. Each of the members of the Compensation Committee is an “independent” director as defined under the applicable rules of the New York Stock Exchange. Mr. Braathen and Ms. Walton have served on the Compensation Committee since June 2007. Mr. McCague has served on the Compensation Committee since November 2014. Mr. O’Brien served on the Compensation Committee from August 2013 until his resignation in November 2014. Mr. Braathen serves as chairperson.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee’s responsibilities include the selection of potential candidates for our board of directors and the development and annual review of our governance principles. This committee also makes recommendations to our board of directors concerning the structure and membership of the other board committees. Each of the members of the Nominating and Corporate Governance Committee is an “independent” director as defined under the applicable rules of the New York Stock Exchange. Ms. Walton and Mr. Braathen have served on the Nominating and Corporate Governance Committee since June 2007. Mr. McCague has served on the Nominating and Corporate Governance Committee since November 2014. Mr. O’Brien served on the Nominating and Corporate Governance Committee from August 2013 until his resignation in November 2014. Ms. Walton serves as chairperson.

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

Our chief executive officer and chief financial officer manage our day-to-day operations and affairs on a permanent and wholly dedicated basis. Our board of directors, chief executive officer and chief financial officer have responsibility for overall corporate strategy, acquisitions, dispositions, financing and investor relations.

Share Ownership

None of our directors or executive officers individually own more than 1% of our outstanding common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as of February 17, 2015:

	Shares Beneficially Owned
Name	Number	Percent
Thornburg Investment Management Inc. (1)	2,337,158	5.6%

(1)	The information above and in this footnote is based on information taken from the Schedule 13G filed with the SEC on February 3, 2015 by Thornburg Investment Management Inc., which has sole voting power and sole dispositive power over 2,337,158 ADSs.

All ADS holders have the same voting rights.

As of February 28, 2015, 3,205,475 of our ADSs were held by 19 holders of record in the United States, not including ADSs held of record by Depository Trust Company, or DTC. As of February 28, 2015, DTC was the holder of record of 38,227,523 ADSs. To the best of our knowledge, 8 ADSs were beneficially owned by holders with U.S. addresses.

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

On August 9, 2012, through a wholly-owned subsidiary, we entered into the Term Loan. In connection with the Term Loan, we entered into a servicing agreement with BBAM, pursuant to which we pay administrative fees of $10,000 per month plus $1,000 per month per aircraft and a servicing fee of 3.5% of rents collected.

On November 7, 2012, our subsidiary, Fly Acquisition II Limited, entered into a secured revolving credit facility to finance the acquisition of additional aircraft. In connection with this financing, we entered into a servicing agreement with BBAM pursuant to which we pay administrative fees of $10,000 per month plus $1,000 per month per aircraft and a servicing fee of 3.5% of rents collected.

On December 28, 2012, in connection with the sale of our 15% investment in BBAM LP, we amended the Management Agreement with our Manager. See “Management Agreement.” In addition, Summit and Onex purchased 2,191,060 newly issued common shares of Fly in the form of ADSs for an aggregate of $25.0 million, or $11.41 per ADS. We paid BBAM $1.7 million in one-time fees for services rendered in connection with these transactions.

In connection with Fly’s underwritten public offering in July 2013, we sold 142,857 common shares in the form of ADSs to certain officers and directors of Fly and BBAM LP at the public offering price of $14.00 per ADS, generating proceeds of $2.0 million.

In October 2014, in connection with the amendment to the indenture governing the Notes, the servicing agreement for B&B Air Funding was amended to clarify the calculation of the sales fee payable to the servicer upon disposition of an aircraft, and to conform its insurance requirements and concentration limits to the same terms in the amended indenture. See “Servicing Agreements — B&B Air Funding — Servicing Agreement.”

MANAGEMENT AGREEMENT

General

We have a management agreement with our Manager which was amended on December 28, 2012 in connection with the sale of our 15% interest in BBAM LP. In discharging its duties under the management agreement, our Manager uses the resources provided to it by BBAM LP. These resources include the dedicated services of Messrs. Colm Barrington and Gary Dales, who serve as our chief executive officer and chief financial officer, respectively, but also remain employees of BBAM LP, the dedicated services of other members of our Manager’s core management team and the non-exclusive services of other personnel employed by BBAM LP.

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

Servicing

For so long as our Manager’s appointment is not terminated, we agree to engage BBAM as the exclusive Servicer for any additional aircraft that we acquire in the future on terms substantially similar to those set forth in the servicing agreement for B&B Air Funding or the servicing agreement between B&B Air Acquisition and BBAM or on such other terms as we and BBAM may agree.

Competitors. In the management agreement, we agree not to sell any of our subsidiaries receiving services from BBAM pursuant to a servicing agreement to a competitor of BBAM, or to any party that does not agree in a manner reasonably acceptable to BBAM to be bound by the provisions of the applicable servicing agreement. In addition, we agree not to permit competitively sensitive information to be provided to any competitor of BBAM even if such competitor is a shareholder, and to screen any of our officers, directors, agents, advisors or consultants that are involved in any other business activities that are competitive with BBAM or an affiliate from competitively sensitive information.

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

Appointment of Our Chief Executive Officer and Chief Financial Officer

Although our chief executive officer and chief financial officer are employees of our Manager (or an affiliate of our Manager), they serve us in such corporate capacities by appointment by our board of directors. The management agreement acknowledges that our board may terminate our chief executive officer or chief financial officer without our Manager’s consent. The management agreement provides that if there is a vacancy in such position for any reason, then our Manager will recommend a candidate to serve as replacement chief executive officer or chief financial officer. If our board of directors does not appoint the initial candidate proposed by our Manager to fill such vacancy, then our Manager will be required to recommend additional candidates until our board appoints a candidate recommended by our Manager for such vacancy.

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

Board Appointees

Pursuant to the management agreement and our bye-laws, for so long as our Manager holds any of our manager shares, our Manager has the right to appoint the whole number of directors on our board of directors that is nearest to but not more than 3/7ths of the number of directors on our board of directors. Our Manager’s appointees on our board of directors are not required to stand for election by our shareholders other than by our Manager.

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

Management and Administrative Services

Base and Rent Fees. In respect of the aircraft held by B&B Air Funding or any of its subsidiaries or any other subsidiary we establish for the purpose of entering into an aircraft securitization financing, we pay our Manager:

•	a base fee of $150,000 per month (the amount of the base fee will be subject to adjustment as set forth below under “— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees”); and

•	a rent fee equal to 1.0% of the aggregate amount of basic rent due for all or any part of a month for any of such aircraft plus 1.0% of the aggregate amount of basic rent actually paid for all or any part of a month for any of such aircraft.

In 2014, 2013 and 2012, the base and rent fees we incurred and payable to the Manager were approximately $3.8 million, $3.7 million and $3.8 million, respectively. However, this entire amount was offset by servicing fees paid to BBAM pursuant to our servicing agreements. See “— Fees and Expenses — Credit for Servicing Fees Paid.”

Until August 9, 2012, we paid our Manager a fee equal to 3.5% of the aggregate amount of basic rent actually collected for all or any part of a month for all aircraft held by B&B Air Acquisition. In 2012 and 2011, the rent fees we incurred and that were payable to the Manager were approximately $1.5 million and $2.8 million, respectively.

Origination and Disposition Fees and Change of Control Fees. We generally pay our Manager a fee for each acquisition or sale of aircraft or other aviation assets equal to 1.5% of the gross acquisition cost in respect of acquisitions or the aggregate gross proceeds in respect of dispositions. However, in connection with the GAAM Portfolio, we paid the Manager a disposition fee equal to 2% of the gross proceeds in respect of the disposition of nine aircraft completed prior to October 14, 2013. The disposition fee payable on the remaining aircraft is 1.5% of the aggregate gross proceeds on disposition. We also pay our Manager a fee of 1.5% of the aggregate gross consideration received in respect of any change of control of our company, which includes the acquisition of more than 50% of our common shares or the acquisition of all or substantially all of our assets.

In 2014, we paid our Manager origination fees of $12.8 million in connection with the purchase of 22 aircraft. Our Manager waived the origination fees that it was entitled to receive from us for the acquisition of aircraft during the first quarter of 2014. In 2013, we paid our Manager origination fees of $9.5 million in connection with the acquisition of fourteen aircraft. In 2012, we paid our Manager origination fees of $0.9 million in connection with the acquisition of four aircraft.

In 2014, we paid our Manager disposition fees of $2.2 million in connection with the sale of eight aircraft. In 2013, we paid our Manager disposition fees of $2.0 million for the sale of ten aircraft. In 2012, we paid our Manager disposition fees of $1.2 million in connection with the sale of four aircraft.

Administrative Agency Fees. We pay to our Manager an administrative agency fee equal to $750,000 per annum for each aircraft securitization financing (the amount of the administrative agency fee for each aircraft securitization financing we establish will be subject to adjustment as set forth below under “— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees”). In 2014, 2013 and 2012, we paid the Manager administrative agency fees totaling $0.8 million in respect of each year, which amount was credited toward servicing fees paid pursuant to the Servicing Agreement between B&B Air Funding and BBAM.

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

Ancillary Management and Administrative Services.

We pay to our Manager such additional fees for any ancillary management and administrative services provided by our Manager to us from time to time as we and our Manager agree to before the ancillary management and administrative services are provided. We did not pay any ancillary management and administrative services fee to our Manager in 2014, 2013 or 2012.

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

Break Fees

Our Manager is entitled to one-third of the value of any break, termination or other similar fees received by us (with such value to be reduced by any third-party costs incurred by or on behalf of us or by our Manager on behalf of us in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by us in any aircraft or other aviation assets. We did not pay any break fees to our Manager in 2014, 2013 and 2012.

Expenses of the Manager

We pay or reimburse our Manager:

•	quarterly payments of $2.5 million, subject to an annual adjustment indexed to the CPI applicable to the previous year, to our Manager to defray expenses.

We refer to this foregoing amount as the “management expense amount.” The management expense amount is subject to adjustment by notice from our Manager and the approval of the independent directors on our board of directors.

•	for all our costs paid for us by our Manager (other than remuneration and certain expenses in relation to our Manager’s core management team and our Manager’s corporate overhead), including the following items which are not covered by the management expense amount:

•	directors’ fees for the independent directors on our board of directors and our subsidiaries,

•	directors’ and officers’ insurance for our and our subsidiaries’ directors and officers,

•	travel expenses of the directors (including flights, accommodation, taxis, entertainment and meals while traveling) to attend any meeting of the board of our Company,

•	registration and listing fees in connection with the listing of our shares on the NYSE and registering the shares under the Securities Act,

•	fees and expenses relating to any equity or debt financings we enter into in the future,

•	fees and expenses of the depositary for our ADSs,

•	costs and expenses related to insuring our aircraft and other aviation assets, including all fees and expenses of insurance advisors and brokers,

•	costs incurred in connection with organizing and hosting our annual meetings or other general meetings of our Company,

•	costs of production and distribution of any of our security holder communications, including notices of meetings, annual and other reports, press releases, and any prospectus, disclosure statement, offering memorandum or other form of offering document,

•	website development and maintenance,

•	travel expenses of the core management team and other personnel of BBAM and its affiliates (including flights, accommodation, taxis, entertainment and meals while traveling) related to sourcing, negotiating and conducting transactions on our behalf and attending any meeting of the board or our Company,

•	external legal counsel,

•	fees of third party consultants, accounting firms and other professionals,

•	external auditor’s fees, and

•	internal auditor’s fees.

•	for all taxes, costs, charges and expenses properly incurred by our Manager in connection with

•	the provision of ancillary management and administrative services, and

•	the engagement of professional advisors, attorneys, appraisers, specialist consultants and other experts as requested by us from time to time; or which our Manager considers reasonably necessary in providing the services and discharging its duties and other functions under the management agreement, including, without limitation, the fees and expenses of professional advisors relating to the purchase and sale of aircraft and other aviation assets.

Term and Termination

The term of the amended management agreement is ten years commencing on December 28, 2012 and shall be automatically extended for additional terms of five years unless Fly makes a payment to the Manager equal to $8.4 million, subject to potential future adjustment.

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

Our Manager may terminate the management agreement immediately upon written notice if:

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

If our Manager terminates the management agreement upon the occurrence of any of the above, we will pay our Manager a fee as follows (i) during the first five year term, an amount equal to three times the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date; (ii) during the second five year term, an amount an amount equal to two times the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date; (iii) during the third five year term, an amount an amount equal to the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date.

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

SERVICING AGREEMENTS

Our subsidiaries have entered into servicing agreements with BBAM relating to the aircraft owned by them. The principal services provided by BBAM pursuant to these servicing agreements relate to:

•	lease marketing and remarketing, including lease negotiation;

•	collecting rental payments and other amounts due under leases, collecting maintenance payments where applicable, lease compliance and enforcement and delivery and accepting redelivery of aircraft under lease;

•	implementing aircraft dispositions;

•	monitoring the performance of maintenance obligations of lessees under the leases;

•	procuring legal and other professional services with respect to the lease, sale or financing of the aircraft, any amendment or modification of any lease, the enforcement of our rights under any lease, disputes that arise as to any aircraft or for any other purpose that BBAM reasonably determines is necessary in connection with the performance of its services;

•	periodic reporting of operational information relating to the aircraft, including providing certain reports to lenders and other third parties; and

•	certain aviation insurance related services.
61

B&B Air Funding – Servicing Agreement

The servicing agreement between B&B Air Funding and BBAM provides that we pay to BBAM:

•	a base fee of $150,000 per month; and

•	a rent fee equal to 1.0% of the aggregate amount of basic rent due for all or any part of a month for any aircraft financed by the Notes, plus 1.0% of the aggregate amount of basic rent actually paid for all or any part of a month for any such aircraft.

In 2014 and 2013, we paid BBAM servicing fees totaling $3.5 million. In 2012, we paid BBAM servicing fees totaling $3.8 million.

BBAM is also entitled to a disposition fee for each sale of an aircraft equal to 1.5% of the aggregate gross proceeds. In 2014, we paid no disposition fees to BBAM pursuant to the B&B Air Funding servicing agreement. In 2013, we paid disposition fees to BBAM of approximately $20,000 in connection with the sale of two aircraft. In 2012, we paid disposition fees to BBAM of $0.7 million in connection with the sale of three aircraft.

The agreement may be terminated in the case of certain events, including:

•	Bankruptcy or insolvency of BBAM LP;

•	BBAM LP ceasing to own, directly or indirectly, at least 50% of the Servicer;

•	Summit ceasing to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million; and

•	50% or more of the Servicer’s key finance and legal team or technical and marketing team ceasing to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

If any of the above servicer termination events occur, B&B Air Funding, with the prior consent of its policy provider (or the policy provider alone, if an event of default under the indenture governing the Notes has occurred and is continuing) and with notice to each credit rating agency, may substitute BBAM with a replacement servicer. A servicer termination event under the Servicing Agreement does not give rise to an event of default under the indenture governing the Notes.

In addition to the servicing agreement described above, B&B Air Funding has entered into an administrative services agreement with our Manager to act as its administrative agent and to perform various administrative services, including maintaining its books and records, procuring and supervising legal counsel, accounting, tax and other advisers. In consideration for such services, B&B Air Funding pays the administrative agent an annual fee of $750,000, subject to increases tied to a cost of living index, and will reimburse it for its expenses. For each of 2014, 2013 and 2012, we incurred administrative services fees totaling $0.8 million.

On October 24, 2014, the servicing agreement for B&B Air Funding was amended to clarify the calculation of the disposition fee, and to conform its insurance requirements and concentration limits to the same terms in the amended indenture governing the Notes.

B&B Air Acquisition – Servicing Agreement

Until August 9, 2012, B&B Air Acquisition paid BBAM a servicing fee of $20,000 per month plus 3.5% of the monthly rents actually collected. In addition, BBAM received a sales fee equal to 1.5% of the cash proceeds collected with respect to the sale of any aircraft. In connection with the repayment of the B&B Air Acquisition Facility, the servicing agreement with BBAM was terminated on August 9, 2012. Fees paid to BBAM pursuant to this servicing agreement in 2012 amounted to $1.7 million.

Term Loan and Fly Acquisition II Facility – Servicing Agreements

Under the Term Loan and Fly Acquisition II Facility, each of our servicing agreements with BBAM provide that we pay BBAM:

•	A servicing fee equal to 3.5% of the monthly rents actually collected;

•	An administrative fee of $1,000 per month per aircraft;

•	An administrative fee of $10,000 per month; and

•	A disposition fee equal to 1.5% of the gross consideration collected with respect to the sale of any subject aircraft.

All Other Aircraft Acquired – Servicing Agreement

We have entered into servicing agreements with affiliates of BBAM with respect to the acquisition of other aircraft including the GAAM Portfolio. Under the terms of these servicing agreements, we will pay the servicers:

•	A servicing fee equal to 3.5% of the monthly rents actually collected;

•	An administrative fee of $1,000 per month per aircraft; and

•	A disposition fee equal to 1.5% of the gross consideration collected with respect to the sale of any subject aircraft.

These servicing agreements can generally be terminated by us in the case of a material breach by the servicer that is not cured within 30 days of written notice, the bankruptcy or insolvency of the servicer or if the servicer ceases to be actively involved in the aircraft leasing business. Some servicing agreements require the consent of the lender providing financing for the relevant aircraft prior to termination. It is our intention to enter into substantially similar servicing agreements with respect to all future aircraft we acquire.

Servicing and administrative fees paid to BBAM pursuant to the servicing agreements under the Term Loan, Fly Acquisition II Facility and for all other aircraft acquired in 2014, 2013 and 2012 amounted to $12.8 million, $9.6 million and $8.0 million, respectively.

Disposition fees paid to BBAM pursuant to the servicing agreements under the Term Loan, Fly Acquisition II Facility and for all other aircraft in 2014, 2013 and 2012 amounted to $2.2 million, $2.0 million and $0.4 million, respectively.

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

Dividends

The table below shows the quarterly dividends we have paid and the total cash requirement for each dividend payment.

	Dividends paid
Dividend payment date	per share	Total cash outlay
2014:
November 20, 2014	$0.25	$10.4 million
August 20, 2014	$0.25	$10.4 million
May 20, 2014	$0.25	$10.3 million
February 20, 2014	$0.25	$10.3 million
2013:
November 19, 2013	$0.22	$9.1 million
August 20, 2013	$0.22	$9.1 million
May 20, 2013	$0.22	$6.2 million
February 20, 2013	$0.22	$6.2 million
2012:
November 20, 2012	$0.22	$5.7 million
August 20, 2012	$0.22	$5.7 million
May 21, 2012	$0.20	$5.1 million
February 17, 2012	$0.20	$5.1 million

On January 14, 2015, we declared a dividend of $0.25 per share or approximately $10.4 million, which was paid on February 20, 2015 to shareholders of record at January 30, 2015.

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

As a Bermuda company, our ability to pay dividends is subject to certain restrictions imposed by Bermuda law.

ITEM 9.	THE OFFER AND LISTING

Our ADSs, each representing one common share, are traded on the New York Stock Exchange under the symbol “FLY.”

The following table sets forth the annual high and low market prices for our ADSs on the New York Stock Exchange:

	High	Low
2010	$13.99	$8.76
2011	14.58	10.00
2012	14.17	11.06
2013	17.37	12.51
2014	16.59	10.86

The following table sets forth the quarterly high and low market prices for our ADSs on the New York Stock Exchange for the two most recent financial years:

	High	Low
2013:
Quarter ending March 31, 2013	$16.50	$12.51
Quarter ending June 30, 2013	17.37	14.63
Quarter ending September 30, 2013	17.30	12.63
Quarter ending December 31, 2013	16.34	13.31
2014:
Quarter ending March 31, 2014	16.59	14.36
Quarter ending June 30, 2014	15.08	13.15
Quarter ending September 30, 2014	15.13	12.75
Quarter ending December 31, 2014	14.21	10.86

The following table sets forth the monthly high and low market prices for our ADSs on the New York Stock Exchange for the most recent six months:

	High	Low
2014:
September 2014	$14.54	$12.75
October 2014	13.20	10.86
November 2014	13.69	12.14
December 2014	14.21	12.18
2015:
January 2015	14.05	13.01
February 2015	15.17	13.13
64

ITEM 10.	ADDITIONAL INFORMATION

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

Material Contracts

The following is a list of material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, preceding the date of this Annual Report:

1)	Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. See Item 7 “Related Party Transactions — Servicing Agreement.”

2)	Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited. See Item 7 “Related Party Transactions — Administrative Services Agreements.”

3)	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.”

4)	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.”

5)	Amendment No. 1 to Servicing Agreement among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation dated April 29, 2010. See Item 7 “Related Party Transactions — Servicing Agreement.”

6)	Purchase Agreement dated as of July 29, 2011, among Fly Leasing Limited, the Sellers identified therein, Global Aviation Asset Management Pty. Ltd. as trustee of The Global Aviation Asset Management Unit Trust and Kafig Pty. Ltd. See Item 5 “Overview.”

7)	Loan Agreement dated as of November 14, 2007, among Global Aviation Holdings Fund Limited, GAHF (Ireland) Limited, Caledonian Aviation Holdings Limited and Norddeutsche Landesbank Girozentrale. See Item 5 “Liquidity and Capital Resources—Financing—Nord LB Facility.”

8)	Form of Loan Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. See Item 5 “Liquidity and Capital Resources—Financing—Nord LB Facility.”

9)	Form of Servicing Agreement among BBAM LLC, BBAM Aviation Services Limited and each company thereof. See Item 7 “Related Party Transactions—Servicing Agreement.”

10)	Aircraft Mortgage and Security Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, The Initial Intermediate Lessees, The Initial Lessor Subsidiaries, The Additional Grantors Referred to Therein and Wells Fargo Bank Northwest, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Term Loan.”

11)	Securities Purchase Agreement dated November 30, 2012 by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein.

12)	Purchase Agreement dated November 30, 2012 by and among BBAM Limited Partnership, Summit Aviation Partners LLC, Fly- BBAM Holdings, Ltd., Summit Aviation Management Co., Ltd. and persons identified therein.*

13)	First Amendment to Purchase Agreement dated December 28, 2012, by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein.

14)	Amended and Restated Fly Leasing Limited Management Agreement between Fly Leasing Limited and Fly Leasing Management Co. Limited dated December 28, 2012. See Item 7 “Related Party Transactions — Management Agreement.”
65

15)	Registration Rights Agreement dated as of December 28, 2012, by and among Fly Leasing Limited and each shareholder identified therein.

16)	Amended and Restated Servicing Agreement dated as of January 24, 2013, by and among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited. See Item 7 “Related Party Transactions — Servicing Agreement.”

17)	Amended and Restated Senior Secured Credit Agreement dated as of July 3, 2013 among Fly Acquisition II Limited, the Subsidiary Guarantors Party thereto, the Lenders Party thereto, and Deutsche Bank Trust Company Americas, as Security Trustee and as Administrative Agent. See Item 5 “Liquidity and Capital Resources — Financing — Fly Acquisition II Facility.”

18)	Amended and Restated Term Loan Agreement dated as of November 21, 2013 among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, each other Guarantor Party referred to therein, the Lenders identified therein, Citibank, N.A., and Well Fargo Bank Northwest, National Association. See Item 5 “Liquidity and Capital Resources – Financing – Term Loan.”

19)	Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Unsecured Borrowing.”

20)	First Supplemental Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Unsecured Borrowing.”

21)	Second Supplemental Indenture, dated as of October 3, 2014, between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Unsecured Borrowing.”

22)	Amendment No. 1 to Trust Indenture, dated as of October 24, 2014, by and among Babcock & Brown Air Funding I Limited, Deutsche Bank Trust Company Americas, BNP Paribas and AMBAC Assurance Corporation.

23)	Amendment No. 2 to Servicing Agreement, dated as of October 24, 2014, by and among BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.

24)	Letter from Ernst & Young LLP to the Securities and Exchange Commission, dated November 17, 2014.

*	Confidential treatment has been requested with certain portions of this exhibit. The exhibit omits the information subject to this confidential treatment request. The omitted information has been filed separately with the Securities and Exchange Commission.

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

Our internet address is www.flyleasing.com. Investors and others should note that we announce material information to investors through the investor relations page on our website, SEC filings, press releases, public conference calls and webcasts. We expect to update investor presentations and similar materials on a regular basis and will continue to post these materials to our investor relations website. We encourage investors, the media and others to review the information we post from time to time on our website. The information contained on or connected to our website is not incorporated by reference into this Annual Report on Form 20-F and should not be considered part of this or any other report filed with the SEC.

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

For the purposes of this summary of Irish tax considerations:

•	An “Irish Holder” is a holder of our shares that (1) beneficially owns our shares by virtue of holding the related ADSs evidenced by the relevant American Depositary Receipt or ADR; (2) in the case of individual holders, is resident or ordinarily resident in Ireland under Irish taxation laws; and (3) in the case of a holder that is a company, is resident in Ireland under Irish taxation laws and is not also a resident of any other country under any double taxation agreement entered into by Ireland.

•	A “Non-Irish Holder” is a holder of our shares that is not an Irish Holder and has never been an Irish Holder.

•	A “US Holder” is a holder of our shares that (1) beneficially owns our shares by virtue of holding the related ADSs evidenced by the relevant ADR; (2) is a resident of the United States for the purposes of the Ireland/United States Double Taxation Convention; (3) in the case of an individual holder, is not also resident or ordinarily resident in Ireland for Irish tax purposes; (4) in the case of a corporate holder, is not resident in Ireland for Irish tax purposes and is not ultimately controlled by persons resident in Ireland; and (5) is not engaged in any trade or business and does not perform independent personal services through a permanent establishment or fixed base in Ireland.

•	“Relevant Territory” is defined as a country with which Ireland has a double tax treaty, (which includes the United States), or a member state of the European Union other than Ireland.

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

Income Tax

Irish and Non-Irish Holders

Irish Holders. Individual Irish Holders are subject to income tax on the gross amount of any dividend (i.e., the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 41% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of any DWT. Individual Irish Holders may, depending on their circumstances, be subject to the Universal Social Charge with effect from 1 January 2011. The Universal Social Charge will apply to all income where an individual has income in excess of €10,036 .. The Universal Social Charge is charged at three different rates: 2% on the first €10,036; 4% on the next €5,980; and 7% on the aggregate income in excess of €16,016. There is also a surcharge of 3% on individuals in receipt of non-PAYE income that exceeds €100,000 in a year.

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

U.S. Federal Income Tax Considerations

The following is a general discussion of the U.S. federal income taxation of us and of certain U.S. federal income tax consequences of acquiring, holding or disposing of the shares by U.S. Holders (as defined below) and information reporting and backup withholding rules applicable to both U.S. and Non-U.S. Holders (as defined below). It is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), issued and proposed income tax regulations (“Treasury Regulations”) promulgated thereunder, legislative history, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). In addition, the application and interpretation of certain aspects of the passive foreign investment company (“PFIC”) rules, referred to below, require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the U.S. Internal Revenue Service (“IRS”) or the courts. This summary does not address any aspect of U.S. federal non-income tax laws, such as U.S. federal estate and gift tax laws, and does not purport to address all of the U.S. federal income tax consequences applicable to us or to all categories of investors, some of whom may be subject to special rules including, without limitation, dealers in securities, commodities, or non-U.S. currencies, financial institutions or “financial services entities,” insurance companies, holders of shares held as part of a “straddle,” “hedge,” “constructive sale,” “conversion transaction,” or other integrated transaction for U.S. federal income tax purposes, U.S. persons whose “functional currency” is not the U.S. dollar, persons who have elected “mark-to-market” accounting, persons who have not acquired their shares upon their original issuance, or in exchange for consideration other than cash, persons who hold their shares through a partnership or other entity which is a pass-through entity for U.S. federal income tax purposes, or persons for whom a share is not a capital asset, and persons holding, directly indirectly or constructively, 5% or more of our ADSs or underlying shares. The tax consequences of an investment in our shares will depend not only on the nature of our operations and the then-applicable U.S. federal tax principles, but also on certain factual determinations that cannot be made at this time, and upon a particular investor’s individual circumstances. No rulings have been or will be sought from the IRS regarding any matter discussed herein.

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

Taxation of U.S. Holders of Shares

We expect that we will be treated as a PFIC for U.S. federal income tax purposes for the current taxable year and for the foreseeable future and that U.S. Holders of shares will be subject to the PFIC rules, as summarized below. However, no assurance can be given that we (or any of our subsidiaries) will or will not be considered a PFIC in the current or future years. The determination whether or not we are a PFIC is a factual determination that is made annually (after the close of each taxable year) based on the types of income we earn and the value of our assets, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we are or are not a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. If we (or any of our subsidiaries) are currently or were to become a PFIC, U.S. Holders of shares would be subject to special rules and a variety of potentially adverse tax consequences under the Code.

Tax Consequences of PFIC Status. The Code provides special rules regarding certain distributions received by U.S. persons with respect to, and sales, exchanges and other dispositions, including pledges, of shares of stock in a PFIC. We will be treated as a PFIC if (i) 75% or more of our gross income is passive income or (ii) at least 50% of our assets are held for the production of, or produce, passive income in a taxable year, based on a quarterly average and generally by value, including our pro rata share of the gross income or assets of any company, U.S. or non-U.S., in which we are considered to own directly or indirectly 25% or more of the shares by value. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. Assuming we are a PFIC, our dividends will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. Holders. Thus, dividends (as determined for U.S. federal income tax purposes) will be taxed at the rate applicable to ordinary income of the U.S. Holder.

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

If a corporation is a PFIC for any taxable year during which a U.S. Holder holds shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to such shares, even if the corporation no longer satisfies either the passive income or passive assets test described above, unless the U.S. Holder terminates this deemed PFIC status by electing to recognize gain, which will be taxed under the excess distribution rules as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

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

In addition, a U.S. Holder that is an individual (and, under proposed regulations, an entity that meets certain requirements), may be subject to recently-enacted reporting obligations with respect to shares and if the aggregate value of these and certain other “specified foreign financial assets” exceeds $50,000. If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply if holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation to file a Form TD F 90-22.1—Foreign Bank and Financial Accounts Report as a result of holding shares. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of shares.

Taxation of the Disposition of Shares. Subject to the next paragraph, a U.S. Holder that has made a QEF election for the first year of its holding period will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the shares, which is usually the cost of such shares (as adjusted to take into account any QEF inclusion, which increases the basis of such shares, and any distribution, which decreases the basis of such shares) and the amount realized on a sale or other taxable disposition of the shares. If, as anticipated, the shares are publicly traded, a disposition of shares will be considered to occur on the “trade date,” regardless of the U.S. Holder’s method of accounting. If a QEF election has been made, then subject to the next paragraph, capital gain from the sale, exchange or other taxable disposition of shares held more than one year is long-term capital gain and generally is eligible for preferential tax rates (currently at a maximum 20% rate ) for non-corporate U.S. Holders.

Medicare Tax

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

Information Reporting and Backup Withholding for Non-U. S. Holders

Information reporting to the United States and backup withholding to the IRS generally would not be required for dividends paid on our shares or proceeds received upon the sale, exchange or redemption of our shares to Non-U.S. Holders who hold or sell our shares through the non-U.S. office of a non-U.S. related broker or financial institution. Information reporting and backup withholding may apply if shares are held by a Non-U.S. Holder through a U.S., or U.S.-related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. Holder fails to establish an exemption from information reporting and backup withholding by certifying such holder’s status on IRS Form W-8BEN, W-8BEN-E, W-EECI or W-8IMY, as applicable.

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

Taxation of Fly and Our Subsidiaries

Although Fly’s income is primarily subject to corporate tax in Ireland, part of our income is also subject to taxation in France, Labuan, Singapore and Australia.

In December 28, 2012, Fly sold its 15% investment in BBAM LP. Fly did not receive any allocated share of income, deductions and credits from BBAM LP or share of U.S. effectively connected income that would be subject to U.S. federal taxes and as applicable, state and local taxes.

In 2011, Fly made a 57.41% investment in Fly-Z/C LP, a US partnership incorporated in Delaware. The partnership wholly owns an Irish company, Fly-Z/C Aircraft Limited. Fly-Z/C LP and Fly-Z/C Aircraft Limited are not expected to have a U.S. trade or business subject to tax on effectively connected income or a U.S. permanent establishment subject to tax on business profits under Article 7. Fly-Z/C Aircraft Limited is expected to be a qualified resident under the U.S. and Ireland tax treaty.

Effectively connected taxable income means the taxable income of the partnership which is effectively connected (or treated as effectively connected) with the conduct of a trade or business in the United States.

No assurances can be given, however, that we will continue to qualify each year for the benefits of the Irish Treaty or that we will not in the future be treated as maintaining a permanent establishment in the United States or having income that is effectively connected with the conduct of a trade or business in the United States. In order for us and our subsidiaries to be eligible for the benefits of the Irish Treaty for a particular fiscal year, we must each satisfy the requirements of Article 23 (Limitation on Benefits) of the Irish Treaty for that fiscal year. We will be eligible for the benefits of the Irish Treaty if the principal class of our shares is substantially and regularly traded on one or more recognized stock exchanges. Our shares will be considered substantially and regularly traded on one or more recognized stock exchanges in a fiscal year if (1) trades in such shares are effected on such stock exchanges in more than de minimis quantities during every quarter; and (2) the aggregate number of shares traded on such stock exchanges during the previous fiscal year is at least 6% of the average number of shares outstanding during that taxable year. We satisfied this requirement for each of the years since our inception. If our shares cease to be treated as regularly traded, then we may no longer be eligible for the benefits of the Irish Treaty. Our subsidiaries that are Irish tax-resident will be eligible for benefits under the Irish Treaty if we hold, directly or indirectly, 50% or more of the vote and value of the subsidiary and we meet the regularly traded test described above.

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

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes, the Term Loan and other borrowings. As of December 31, 2014, 108 out of our 124 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining 16 leases varying based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swap contracts will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

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

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $31.6 million, and would have increased or decreased our revenues by $4.9 million and $1.3 million, respectively, on an annualized basis.

The fair market value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. Changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. As of December 31, 2014, the fair market value of our interest rate swap derivative liabilities, excluding accrued interest, was $22.2 million. A 100 basis-point increase in the interest rate would reduce the fair market value of our derivative liabilities by approximately $29.6 million. A 100 basis-point decrease in the interest rate would increase the fair market value of our derivative liabilities by approximately $26.4 million. As of December 31, 2014, the fair market value of our interest rate swap derivative assets, excluding accrued interest, was $2.2 million. A 100 basis-point increase in the interest rate would increase the fair market value of our derivative assets by approximately $11.1 million. A 100 basis-point decrease in the interest rate would reduce the fair market value of our derivative assets by approximately $10.5 million.

Foreign Currency Exchange Risk

Although most of our revenues and expenses are in U.S. dollars, we will incur some of our expenses in other currencies, primarily the Euro, and we may enter into additional leases under which we receive revenue in other currencies. Commencing in 2015, we have a lease pursuant to which we receive part of the lease payments in Euros. We may enter into a foreign currency derivative transaction related to this lease. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive most of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

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

(a) Disclosure Controls and Procedures

As of December 31, 2014, an evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management of Fly Leasing Limited is responsible for establishing and maintaining adequate internal control over financial reporting for our company. With the participation of our Chief Executive Officer and our Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Our independent auditor, Ernst & Young LLP, a registered public accounting firm, has issued their report which is included below.

(c) Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Fly Leasing Limited

We have audited Fly Leasing Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). Fly Leasing Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Fly Leasing Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2014 consolidated financial statements of Fly Leasing Limited and our report dated March 13, 2015 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Francisco, California

March 13, 2015

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Joseph M. Donovan, the Chairman of our Audit Committee of the Board of Directors, qualifies as an audit committee financial expert and is “independent” as defined under the applicable rules of the New York Stock Exchange. See Item 6 — Directors, Senior Management and Employees.

ITEM 16B.	CODE OF ETHICS

We have adopted our (i) Board Governance Document, (ii) Code of Business Conduct and Ethics and (iii) Supplemental Code of Ethics for the Chief Executive Officer and Senior Officers. These documents, along with the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters are available under “Corporate Governance” in the “About” section of our website (www.flyleasing.com).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountants for the year ended December 31, 2014 were Ernst & Young LLP.

The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2014 and 2013 and fees billed for other services rendered (in thousands):

	For the year ended December 31,
	2014		2013
	Amount	%	Amount	%
Audit fees(1)	$2,206	73%	$2,128	76%
Audit-related fees	155	5%	200	7%
Tax fees	653	22%	466	16%
All other fees	3	—%	19	1%
Total	$3,017	100%	$2,813	100%

(1)	Audit fees include annual audit fees for Fly and its subsidiaries.

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors. The fees incurred in 2014 and 2013 were approved by the Audit Committee.

We have appointed Deloitte & Touche LLP as our independent public accounting firm for the fiscal year beginning January 1, 2015. See Item 16F.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

On May 7, 2014, the Company’s Board of Directors approved a $30.0 million share repurchase program expiring in May 2015. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. No shares were repurchased in 2014.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Pursuant to a comprehensive, competitive process to determine our independent registered public accounting firm for the fiscal year beginning January 1, 2015, our Audit Committee approved the appointment of Deloitte & Touche LLP (“Deloitte”) as our independent registered public accounting firm and the dismissal of Ernst & Young LLP (“E&Y”). The dismissal of E&Y will become effective upon issuance by E&Y of its reports on our consolidated financial statements as of and for the year ending December 31, 2014 and the effectiveness of internal control over financial reporting as of December 31, 2014 included in the filing of our annual report on Form 20-F.

E&Y’s audit reports on our consolidated financial statements as of and for the fiscal years ended December 31, 2014, 2013 and 2012 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of E&Y on the effectiveness of our internal control over financial reporting as of December 31, 2014, 2013 and 2012 did not contain an adverse opinion, nor were they qualified or modified.

During the fiscal years ended December 31, 2014, 2013 and 2012, there were (i) no disagreements between us and E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to E&Y’s satisfaction, would have caused E&Y to make reference thereto in their reports, and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 31, 2014, 2013, and 2012, neither we nor anyone on our behalf has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on Fly’s financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

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

We have audited the accompanying consolidated balance sheets of Fly Leasing Limited as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fly Leasing Limited at December 31, 2014 and 2013, and consolidated results of its operations and its cash flows for each of the three years ended in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fly Leasing Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated March 13, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California

March 13, 2015

Fly Leasing Limited

Consolidated Balance Sheets

AS OF DECEMBER 31, 2014 AND 2013

(Dollar amounts in thousands, except par value data)

	December 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	$337,560	$404,472
Restricted cash and cash equivalents	139,139	174,829
Rent receivables	4,887	2,922
Investment in unconsolidated subsidiary	4,002	8,179
Flight equipment held for operating lease, net	3,705,407	3,034,912
Fair market value of derivative assets	2,067	7,395
Other assets, net	31,608	39,650
Total assets	$4,224,670	$3,672,359
Liabilities
Accounts payable and accrued liabilities	$18,431	$16,592
Rentals received in advance	19,751	17,422
Payable to related parties	2,772	3,756
Security deposits	64,058	52,837
Maintenance payment liability	254,514	233,811
Unsecured borrowings, net	689,452	291,567
Secured borrowings, net	2,335,328	2,254,705
Deferred tax liability, net	16,289	7,746
Fair market value of derivative liabilities	23,311	24,577
Other liabilities	41,890	20,523
Total liabilities	3,465,796	2,923,536
Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 41,432,998 and 41,306,338 shares issued and outstanding at December 31, 2014 and 2013, respectively	41	41
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	658,522	658,492
Retained earnings	117,402	104,143
Accumulated other comprehensive loss, net	(17,091)	(13,853)
Total shareholders’ equity	758,874	748,823
Total liabilities and shareholders’ equity	$4,224,670	$3,672,359

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Dollar amounts in thousands, except per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
Revenues
Operating lease revenue	$404,668	$359,409	$376,437
Equity earnings from unconsolidated subsidiaries	2,456	1,871	9,383
Gain on sale of aircraft	18,878	6,277	8,360
Gain on sale of investment in unconsolidated subsidiary	—	—	36,882
Interest and other income	662	1,930	1,634
Total revenues	426,664	369,487	432,696
Expenses
Depreciation	175,547	146,400	136,633
Aircraft impairment	—	8,825	11,382
Interest expense	142,519	120,399	142,491
Selling, general and administrative	41,148	37,418	40,192
Ineffective, dedesignated and terminated derivatives	72	(1,263)	31,871
Net (gain) loss on extinguishment of debt	(3,922)	(15,881)	7,628
Maintenance and other costs	6,960	15,454	10,968
Total expenses	362,324	311,352	381,165
Net income before provision for income taxes	64,340	58,135	51,531
Provision for income taxes	8,263	5,659	3,862
Net income	$56,077	$52,476	$47,669
Weighted average number of shares:
Basic	41,405,211	34,129,880	25,792,932
Diluted	41,527,584	34,243,456	25,961,605
Earnings per share:
Basic	$1.32	$1.51	$1.81
Diluted	$1.32	$1.50	$1.80
Dividends declared and paid per share	$1.00	$0.88	$0.84

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statements of Comprehensive Income

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012 (UNAUDITED)

(Dollar amounts in thousands)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
Net income	$56,077	$52,476	$47,669
Other comprehensive income, net of tax
Change in fair value of derivatives, net of deferred tax (1)	(3,238)	22,093	9,075
Reclassification from other comprehensive income into earnings due to termination of derivative liabilities, net of deferred tax (2)	—	—	27,479
Reclassification from other comprehensive income into earnings, net of deferred tax (3)	—	(1,302)	(290)
Comprehensive income	$52,839	$73,267	$83,933

(1)	Deferred tax benefit was $0.6 million for the year ended December 31, 2014. Deferred tax expense was $3.5 million and $1.4 million for the years ended December 31, 2013 and 2012, respectively.
(2)	Deferred tax expense was $3.9 million for the year ended December 31, 2012.
(3)	Deferred tax benefit was $0.2 million and $41,000 for the years ended December 31, 2013 and 2012, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statements of Shareholders’ Equity

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Dollar amounts in thousands)

	Manager				Additional	Retained	Other	Total
	Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Loss, net	Equity
Balance December 31, 2011	100	$—	25,685,527	$26	$455,186	$57,982	$(70,161)	$443,033
Dividends to shareholders	—	—	—	—	—	(21,629)	—	(21,629)
Dividend equivalents	—	—	—	—	—	(884)	—	(884)
Shares issued in connection with vested share grants	—	—	163,718	—	—	—	—	—
Shares issued to Onex and Summit, net of commission of $1,086	—	—	2,191,060	2	23,912	—	—	23,914
Share-based compensation	—	—	—	—	3,635	—	—	3,635
Net income	—	—	—	—	—	47,669	—	47,669
Net change in the fair value of derivatives, net of deferred tax liability of $1,456 (1)	—	—	—	—	—	—	9,075	9,075
Reclassification from other comprehensive income into earnings due to termination of derivative liabilities, net of deferred tax liability of $3,926	—	—	—	—	—	—	27,479	27,479
Reclassified from other comprehensive income into earnings, net of deferred tax of $41	—	—	—	—	—	—	(290)	(290)
Balance December 31, 2012	100	$—	28,040,305	$28	$482,733	$83,138	$(33,897)	$532,002
Dividends to shareholders	—	—	—	—	—	(30,531)	—	(30,531)
Dividend equivalents	—	—	—	—	—	(940)	—	(940)
Shares issued in connection with public offering, net of expenses	—	—	13,142,856	13	172,582	—	—	172,595
Shares issued in connection with vested share grants	—	—	122,534	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	643	—	—	—	—	—
Share-based compensation	—	—	—	—	3,177	—	—	3,177
Derivative instruments terminated in connection with aircraft sale, net of deferred tax asset of $320	—	—	—	—	—	—	(747)	(747)
Net income	—	—	—	—	—	52,476	—	52,476
Net change in the fair value of derivatives, net of deferred tax liability of $3,486 (1)	—	—	—	—	—	—	22,093	22,093
Reclassified from other comprehensive income into earnings, net of deferred tax asset of $186	—	—	—	—	—	—	(1,302)	(1,302)
Balance December 31, 2013	100	$—	41,306,338	$41	$658,492	$104,143	$(13,853)	$748,823
Dividends to shareholders	—	—	—	—	—	(41,392)	—	(41,392)
Dividend equivalents	—	—	—	—	—	(1,426)		(1,426)
Shares issued in connection with vested share grants	—	—	119,666	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	6,994	—	—	—	—	—
Share-based compensation	—	—	—	—	30	—	—	30
Net income	—	—	—	—	—	56,077	—	56,077
Net change in the fair value of derivatives, net of deferred tax asset of $551 (1)	—	—	—	—	—	—	(3,238)	(3,238)
Balance December 31, 2014	100	$—	41,432,998	$41	$658,522	$117,402	$(17,091)	$758,874

(1)	See Note 8 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Dollar amounts in thousands)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
Cash Flows from Operating Activities
Net Income	$56,077	$52,476	$47,669
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity earnings from unconsolidated subsidiaries	(2,456)	(1,871)	(9,383)
Gain on sale of aircraft	(18,878)	(6,277)	(8,360)
Gain on sale of investment in unconsolidated subsidiary	—	—	(36,882)
Depreciation	175,547	146,400	136,633
Aircraft impairment	—	8,825	11,382
Amortization of debt issuance costs	5,380	5,735	3,202
Amortization of lease incentives	18,934	9,019	6,989
Amortization of lease discounts/premiums and other items	9,977	8,173	6,281
Amortization of GAAM acquisition date fair market value adjustments	6,260	12,602	23,611
Net (gain) loss on extinguishment of debt	(3,960)	(15,881)	7,387
Share-based compensation	30	3,177	3,635
Deferred income taxes	6,169	6,195	(8,180)
Unrealized loss (gain) on derivative instruments	38	(1,263)	31,871
Security deposits and maintenance payment liability relieved	(30,376)	(31,360)	(47,694)
Security deposits and maintenance payment claims applied towards operating lease revenues	—	(2,596)	(7,671)
Distributions from unconsolidated subsidiary	5,501	—	—
Changes in operating assets and liabilities:
Rent receivables	(4,767)	(4,982)	(1,070)
Other assets	(1,589)	(1,969)	5,644
Payable to related parties	(12,848)	(10,544)	(4,837)
Accounts payable and accrued liabilities	7,407	(1,305)	8,148
Rentals received in advance	2,699	2,344	(1,240)
Other liabilities	8,020	4,576	13,247
Net cash flows provided by operating activities	227,165	181,474	180,382
Cash Flows from Investing Activities
Distributions from unconsolidated subsidiaries	1,132	—	6,269
Proceeds from sale of investment in BBAM LP	—	—	49,500
Purchase of additional aircraft	(915,450)	(632,944)	(50,803)
Proceeds from sale of aircraft	88,617	48,539	67,740
Payment for aircraft improvement	(9,841)	—	—
Lessor contribution to maintenance	(5,017)	(24,185)	(16,626)
Net cash flows (used in) provided by investing activities	(840,559)	(608,590)	56,080
Cash Flows from Financing Activities
Restricted cash and cash equivalents	35,690	(39,731)	160,947
Security deposits received	18,134	13,910	9,398
Security deposits returned	(4,728)	(7,271)	(4,257)
Maintenance payment liability receipts	85,172	56,968	57,892
Maintenance payment liability disbursements	(45,412)	(16,612)	(28,150)
Debt extinguishment costs	—	(3,856)	—
Proceeds from unsecured borrowings	396,563	291,389	—
Proceeds from secured borrowings	298,658	587,083	459,200
Proceeds from Term Loan upsizing	—	101,892	—
Debt issuance costs	(1,803)	(11,825)	(16,483)
Repayment of secured borrowings	(192,974)	(444,607)	(847,607)
Proceeds from sale of notes payable	—	—	87,282
Payment for termination of interest rate swap contract	—	—	(35,066)
Proceeds from issuance of shares, net of fees paid	—	172,595	23,914
Dividends	(41,392)	(30,531)	(21,629)
Dividend equivalents	(1,426)	(940)	(884)
Net cash flows provided by (used in) activities	546,482	668,464	(155,443)
Net (decrease) increase in cash	(66,912)	241,348	81,019
Cash at beginning of period	404,472	163,124	82,105
Cash at end of period	$337,560	$404,472	$163,124
Supplemental Disclosure:
Cash paid during the period for:
Interest	$119,745	$97,451	$118,672
Taxes	188	84	2,057
Noncash Activities:
Security deposits applied to maintenance payment liability, rent receivables, other assets and rentals received in advance	1,938	1,414	1,288
Other liabilities applied to maintenance payment liability and rent receivables	979	—	—
Maintenance payment liability applied to rent receivables and rentals received in advance	—	4,446	185
Withholding taxes netted against distributions received from BBAM LP	—	—	1,847
Noncash activities in connection with purchase of aircraft:
Security deposits and maintenance payment liability assumed	16,559	1,774	9,562
Other liabilities applied to purchase of aircraft	6,885	—	—
Rent receivable applied to purchase of aircraft	1,567	—	—
Deposits applied to purchase of aircraft	991	—	—
Noncash activities in connection with sale of aircraft:
Security deposits and maintenance payment liability applied	8,678	—	2,170
Refundable deposits applied to sale of aircraft	3,376	—	—
Rent receivable applied to sale of aircraft	425	—	—
Secured borrowings assumed by buyer	—	38,500	—
Derivative liabilities assumed by buyer	—	5,000	—

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Notes to Consolidated Financial Statements

For the year ended December 31, 2014

1. ORGANIZATION

Fly Leasing Limited (the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly will consolidate a Variable Interest Entity (“VIE”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company has one operating and reportable segment which is aircraft leasing.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, liabilities, accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

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
F-9

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

RESTRICTED CASH AND CASH EQUIVALENTS

The Company’s restricted cash and cash equivalents consist primarily of (i) security deposits and certain maintenance payments received from lessees under the terms of various lease agreements, (ii) a portion of rents collected which may be required to be held as cash collateral under certain of the Company’s debt facilities and (iii) other cash, which may be subject to withdrawal restrictions pursuant to the Company’s credit agreements as further described in Note 7.

All restricted cash is held by major financial institutions in segregated accounts.

RENT RECEIVABLES

Rent receivables represent unpaid lessee obligations under existing lease contracts. Any allowance for doubtful accounts is established on a specific identification basis and is maintained at a level believed by management to be adequate to absorb probable losses associated with rent receivables. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor’s operating environment. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends impacting the lessees and their credit-worthiness, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2014 and 2013, the Company had no allowance for doubtful accounts. The Company had two lessees on non-accrual status during the years ended December 31, 2014 and 2013, and recognized revenue from these lessees when cash was received.

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

FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

Flight equipment held for operating lease are recorded at cost and depreciated to estimated residual values on a straight-line basis over their estimated remaining useful lives. Useful life is generally 25 years from the date of manufacture. Residual values are generally estimated to be 15% of original manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:

•	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.

•	Flight equipment that is out of production and may have a shorter useful life or lower residual value due to obsolescence.

•	The remaining life of a converted freighter is determined based on the date of conversion, in which case, the total useful life may extend beyond 25 years from the date of manufacture.

•	Planned dispositions of flight equipment prior to the end of its estimated useful life and at a residual value different from that used for newly acquired aircraft.

Estimated residual values and useful lives of flight equipment are reviewed and adjusted, if appropriate, at each reporting period.

Major aircraft improvements to be performed by the Company pursuant to any lease agreement are accounted for as lease incentives and are amortized against revenue over the term of the lease, assuming no lease renewals. Lessee specific modifications to the aircraft are capitalized and amortized against revenue over the term of the lease. Generally, lessees are responsible for repairs, scheduled maintenance and overhauls during the lease term and compliance with return conditions of flight equipment at lease termination.

Major aircraft improvements and modifications incurred during an off-lease period are capitalized and depreciated over the remaining life of the flight equipment. In addition, costs paid by the Company for scheduled maintenance and overhauls are also capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.

At the time of an aircraft acquisition, the Company evaluates whether the lease acquired with the aircraft is at fair market value by comparing the contractual lease rates to the range of current lease rates of like aircraft. A lease premium is recognized when it is determined that the acquired lease’s terms are above market value; lease discounts are recognized when it is determined that the acquired lease’s terms are below fair market value. Lease discounts are recorded in other liabilities and accreted as additional rental revenue on a straight-line basis over the lease term. Lease premiums are recorded in other assets and amortized against rental revenue on a straight-line basis over the lease term.

IMPAIRMENT OF FLIGHT EQUIPMENT

The Company evaluates flight equipment for impairment when circumstances indicate that the carrying amounts of such assets may not be recoverable. The Company’s evaluation of impairment indicators include, but are not limited to, recent transactions for similar aircraft, adverse changes in market conditions for specific aircraft types, third party appraisals of specific aircraft, published values for similar aircraft, any occurrences of adverse changes in the aviation industry and the overall market conditions that could impact the fair value of our aircraft. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will assess whether the carrying values of the flight equipment exceed the fair values and an impairment loss is required. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft. The Company will also record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value. See Note 16 – Fair Value Measurements.

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

The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs. For the year ended December 31, 2014, the Company did not recognize any impairment losses. For the year ended December 31, 2013, the Company recognized an impairment loss of $8.8 million in respect of an Airbus A319-100 aircraft manufactured in 2000. This aircraft was sold by the Company during the third quarter of 2014. For the year ended December 31, 2012, the Company recognized an impairment loss of $11.4 million in respect of two Boeing 737-500 aircraft manufactured in 1992 and one Airbus A320-200 aircraft manufactured in 2002. These three aircraft were sold during the first quarter of 2013.

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

SECURITY DEPOSITS

In the normal course of leasing aircraft to third parties under its lease agreements, the Company receives cash or letters of credit as security for certain contractual obligations, which are held on deposit until termination of the lease. Security deposits are returned to the lessee at lease termination or taken into income if the lessee fails to perform under its lease.

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

SHARE-BASED COMPENSATION

The Company has a 2010 Omnibus Incentive Plan (“2010 Plan”) which permitted the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. In May 2012, the Company made an additional aggregate grant of 300,000 SARs and RSUs to certain employees of BBAM LP, who provide services to the Company pursuant to management and servicing agreements. As of each of December 31, 2014 and 2013, the Company had made grants aggregating 1,500,000 under the 2010 Plan. There are no shares remaining available for grants under the 2010 Plan.

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

The Company applies a recognition threshold of more-likely-than-not to be sustained in the examination of tax uncertainty in income taxes. Measurement of the tax uncertainty occurs if the recognition threshold has been met. The Company has elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during the years ended December 31, 2014, 2013 and 2012.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company adopted the provisions of ASU 2013-11 in 2014. The adoption of the standard did not have a material effect on the Company’s consolidated financial condition, result of operations or cash flows.

In April 2014, FASB issued ASU 2018-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360), an accounting standard update that changed the criteria for classifying and reporting discontinued operations while enhancing disclosures. Under the new guidance, only disposals of a component of an entity, or a group of components of an entity, representing a strategic shift in operations should be presented as discontinued operations. Such a strategic shift should have, or will have, a major effect on the organization’s operations and financial results when the component or group of components meets the criteria to be classified as held for sale or when the component or group of components is disposed of by sale or other than by sale. In addition, the new guidance requires additional disclosures about discontinued operations and the disposal of an individually significant component of an entity that does not meet the criteria for discontinued operations. The Company adopted the standard prospectively commencing in 2014. The Company does not expect its aircraft dispositions to qualify as discontinued operations.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), their final standard on revenue from contracts with customers. The guidance specifically notes that lease contracts with customers are a scope exception. ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. ASU 2014-09 is effective for annual reporting periods (including interim periods), beginning after December 15, 2016, and early adoption is not permitted. The Company will adopt the guidance effective January 1, 2017. The Company anticipates that the adoption of the standard will not have a material effect on i consolidated financial condition, result of operations or cash flows.

In August 2014, FASB issued ASU 2014-15, update to Accounting Standards Codification (ASC) subtopic 250-40, Presentation of Financial Statements-Going Concern. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principals that are currently in the U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term “substantial doubt”, (2) require an evaluation every reporting period including interim periods, (3) provide principals for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 is effective for annual reporting periods ending after December 15, 2016, and early adoption is permitted. The Company will adopt the guidance effective January 1, 2017. The Company is currently assessing the impact on its consolidated financial statements and notes to its consolidated financial statements.

3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

As of December 31, 2014, the Company had 127 aircraft held for operating lease. Of these aircraft, 124 were on lease to 64 lessees in 36 countries, and three aircraft were off-lease. At December 31, 2013, the Company had 113 aircraft held for operating lease. Of these aircraft, 112 were on lease to 62 lessees in 34 countries, and one aircraft was off-lease.

During the year ended December 31, 2014, the Company purchased 22 aircraft, which increased flight equipment held for operating lease by $951.5 million. During the year ended December 31, 2013, the Company purchased 14 aircraft, which increased flight equipment held for operating lease by $642.2 million.

During the year ended December 31, 2014, the Company sold eight aircraft and recognized a pre-tax gain on sale totaling $18.9 million. During the year ended December 31, 2013, the Company sold ten aircraft and recognized a pre-tax gain on sale totaling $6.3 million. The buyer of six of the aircraft sold in 2013 also assumed the underlying debt financing and derivative instruments associated with the aircraft.

On November 8, 2014, the Company entered into sale agreements for eight aircraft for an aggregate base sales price of $87.5 million. The sales are anticipated to be consummated in 2015 with the aircraft transferred to the buyer upon expiration of the underlying leases. The base sales price is subject to adjustments based on the maintenance condition of the aircraft. In connection with the transaction, the Company adjusted the holding period and residual value of these aircraft which resulted in additional depreciation expense of $2.4 million during the year ended December 31, 2014.

The Company did not recognize any impairment loss for the year ended December 31, 2014. For the year ended December 31, 2013, the Company recognized an impairment loss of $8.8 million in respect of an Airbus A319-100 aircraft manufactured in 2000. This aircraft was sold during the third quarter of 2014. For the year ended December 31, 2012, the Company recognized an impairment loss of $11.4 million in respect of two Boeing 737-500 aircraft manufactured in 1992 and one Airbus A320-200 aircraft manufactured in 2002. These three aircraft were sold during the first quarter of 2013.

Flight equipment held for operating lease consists of the following:

	December 31, 2014	December 31, 2013
	(Dollars in thousands)
Cost	$4,428,783	$3,597,330
Accumulated depreciation	(723,376)	(562,418)
Flight equipment held for operating lease, net	3,705,407	3,034,912

The Company capitalized $7.0 million and $17.2 million, respectively, of major maintenance expenditures for the years ended December 31, 2014 and 2013. These amounts have been included in flight equipment held for operating lease, net.

The classification of the net book value of flight equipment held for operating lease, net and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the aircraft lessee.

The distribution of the net book value of flight equipment held for operating lease, net by geographic region is as follows:

	December 31, 2014		December 31, 2013
	(Dollars in thousands)
Europe:
United Kingdom	$397,761	11%	$347,627	11%
Turkey	296,574	8%	191,527	6%
Other	653,469	17%	612,137	20%
Europe — Total	1,347,804	36%	1,151,291	37%
Asia and South Pacific:
Philippines	450,090	12%	—	—
China	301,137	8%	353,868	12%
India	150,964	4%	120,771	4%
Other	459,631	13%	394,627	13%
Asia and South Pacific — Total	1,361,822	37%	869,266	29%
Mexico, South and Central America:
Chile	247,165	7%	255,832	9%
Other	185,220	5%	226,336	7%
Mexico, South and Central America — Total	432,385	12%	482,168	16%
North America:
United States	305,999	8%	291,724	10%
Other	60,780	2%	33,162	1%
North America — Total	366,779	10%	324,886	11%
Middle East and Africa — Total	112,001	3%	189,682	6%
Off-Lease — Total	84,616	2%	17,619	1%
Total flight equipment held for operating lease, net	$3,705,407	100%	$3,034,912	100%

Two aircraft on lease to a Russian lessee are subject to an arrest order in connection with legal proceedings involving representatives of the lessee in the Solntsevsky District Court of Moscow.  The respective leases for the aircraft have recently been terminated and the Company has initiated legal proceedings in the United Kingdom for repossession of the aircraft. One aircraft on lease to an Indian lessee continues to be flown by such lessee after the termination of the related lease, pending resolution of related legal proceedings.

The distribution of operating lease revenue by geographic region for the years ended December 31, 2014, 2013 and 2012 is as follows:

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2014		2013		2012
	(Dollars in thousands)
Europe:
United Kingdom	$46,281	11%	$48,507	13%	$45,916	12%
Turkey	27,069	7%	14,703	4%	12,319	3%
Other	82,677	21%	89,362	26%	112,093	30%
Europe — Total	156,027	39%	152,572	43%	170,328	45%
Asia and South Pacific:
Philippines	12,947	3%	—	—	—	—
China	47,049	12%	41,332	12%	36,918	10%
India	32,675	8%	21,894	6%	39,312	10%
Other	43,959	11%	32,841	9%	34,506	10%
Asia and South Pacific — Total	136,630	34%	96,067	27%	110,736	30%
Mexico, South and Central America:
Chile	28,116	7%	10,055	3%	—	—
Other	21,733	5%	38,034	10%	31,473	8%
Mexico, South and Central America — Total	49,849	12%	48,089	13%	31,473	8%
North America:
United States	41,531	10%	40,482	11%	41,311	11%
Other	3,429	1%	3,891	1%	3,891	1%
North America — Total	44,960	11%	44,373	12%	45,202	12%
Middle East and Africa — Total	17,202	4%	18,308	5%	18,698	5%
Total Operating Lease Revenue	$404,668	100%	$359,409	100%	$376,437	100%

The Company had no customer that accounted for 10% or more of total operating lease revenue for any of the years ended December 31, 2014, 2013 and 2012. During the years ended December 31, 2014, 2013 and 2012, the Company had two lessees on non-accrual status due to concerns about each lessee’s financial condition and only recognized revenue as cash was received. The Company had one lessee on non-accrual status as of December 31, 2014. During the years ended December 31, 2014, 2013 and 2012, the Company recognized revenue of $11.3 million, $3.3 million and $8.0 million, respectively, from these lessees.

For the years ended December 31, 2014, 2013 and 2012, the Company recognized end of lease revenues totaling $39.8 million, $47.6 million and $49.8 million, respectively.

The amortization of lease premiums, net of lease discounts which have been included as a component of operating lease revenue, was $3.0 million, $3.4 million and $7.5 million for the years ended December 31, 2014, 2013 and 2012, respectively.

As of December 31, 2014 and 2013, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 5.3 and 4.3 years, respectively.

Presented below are the contracted future minimum rental payments due under non-cancellable operating leases, as of December 31, 2014. For leases that have floating rental rates based on either the three or six-month LIBOR, the future minimum rental payments due assume that the rental payment due as of December 31, 2014 is held constant for the duration of the lease.

Year ending December 31,	(Dollars in thousands)
2015	$395,801
2016	339,865
2017	306,923
2018	244,844
2019	180,155
Thereafter	612,212
Future minimum rental payments under operating leases	$2,079,800

For the years ended December 31, 2014, 2013 and 2012, amortization of lease incentives recorded as a reduction of operating lease revenue totaled $18.9 million, $9.0 million and $7.0 million, respectively. At December 31, 2014, lease incentive amortization for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)
2015	$19,548
2016	20,684
2017	19,630
2018	14,903
2019	6,851
Thereafter	4,031
Future amortization of lease incentives	$85,647

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

For the year ended December 31, 2012, the Company recognized $7.8 million in equity earnings from its investment in BBAM LP. The Company amortized the difference between the cost of its initial investment and its share of underlying equity in the net assets of BBAM LP against its equity earnings from BBAM LP. The Company received distributions totaling $6.0 million during the year ended December 31, 2012.

Investment in Fly-Z/C LP

The Company has a 57.4% limited partnership interest in Fly-Z/C LP. Summit has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner of the joint venture. For the years ended December 31, 2014, 2013 and 2012, the Company recognized $2.5 million, $1.9 million and $1.6 million, respectively, in equity earnings from its investment in Fly-Z/C LP. The Company received distributions totaling $6.6 million during the year ended December 31, 2014. The Company did not receive any distributions during the year ended December 31, 2013. The Company received distributions totaling $0.5 million during the year ended December 31, 2012.

5. OTHER ASSETS

The principal components of the Company’s other assets are as follows:

	December 31, 2014	December 31, 2013
	(Dollars in thousands)
Loan issuance costs, net	$21,928	$25,593
Lease costs, net	3,289	2,288
Unamortized lease premiums	1,861	4,949
Other assets	4,530	6,820
Total other assets	$31,608	$39,650

For the years ended December 31, 2014, 2013 and 2012, the Company amortized $5.4 million, $5.1 million and $3.2 million, respectively, of loan issuance cost into interest expense.

6. UNSECURED BORROWINGS

	Balance as of
	December 31, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance:
2020 Notes	$375,000	$300,000
2021 Notes	325,000	—
Unamortized discount	(10,548)	(8,433)
Unsecured borrowings, net	$689,452	$291,567

On December 11, 2013, the Company sold $300.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (together with the Additional 2020 Notes (as defined below), the “2020 Notes”). In connection with the issuance, the Company paid an underwriting discount totaling $8.5 million.

Pursuant to the indenture governing the 2020 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt, repurchases of common shares, investments, disposition of aircraft and transactions with affiliates. Certain of these covenants will be suspended if the 2020 Notes obtain an investment grade rating.

On October 3, 2014, the Company sold $75.0 million aggregate principal amount of the 2020 Notes (the “Additional 2020 Notes”) and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). The Additional 2020 Notes were issued as additional notes under the 2020 Notes indenture, and were sold at a price of 104.75% of the principal amount thereof. The 2021 Notes were issued under an indenture containing substantially similar terms as the indenture governing the 2020 Notes and were sold at par. The Company received net cash proceeds of $396.6 million after deducting the underwriting discounts. The Company intends to use the net proceeds from the offerings for general corporate purposes, including the acquisition of aircraft.

The 2020 Notes and 2021 Notes are unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior indebtedness of the Company. The 2020 Notes have a maturity date of December 15, 2020 and the 2021 Notes have a maturity date of October 15, 2021.

Interest on the 2020 Notes is payable semi-annually on June 15 and December 15 of each year. As of December 31, 2014, accrued interest on the 2020 Notes totaled $1.1 million. Interest on the 2021 Notes is payable semi-annually on April 15 and October 15 of each year, beginning on April 15, 2015. As of December 31, 2014, accrued interest on the 2021 Notes totaled $5.1 million.

At any time prior to December 15, 2016, the Company may redeem up to 35% of the original principal amount of the 2020 Notes with the proceeds of certain equity offerings at a redemption price of 106.75% of the principal amount thereof, together with accrued and unpaid interest to, but not including, the date of redemption. On and after December 15, 2016, the Company may redeem the 2020 Notes, in whole or in part, at the redemption prices listed below, plus accrued and unpaid interest to the redemption date.

Redeemed during the 12-month period commencing on December 15 of the years set forth below:	Redemption Price
2016	105.063%
2017	103.375%
2018	101.688%
2019 and thereafter	100.000%

At any time prior to December 15, 2016, the Company may also redeem all or a portion of the 2020 Notes at par, plus accrued and unpaid interest to the redemption date and a “make-whole premium” equal to the present value of all future interest payments called for under the indenture.

At any time prior to October 15, 2017, the Company may redeem up to 35% of the original principal amount of the 2021 Notes with the proceeds of certain equity offerings at a redemption price of 106.375% of the principal amount thereof, together with accrued and unpaid interest to, but not including, the date of redemption. On and after October 15, 2017, the Company may redeem the 2021 Notes, in whole or in part, at the redemption prices listed below, plus accrued and unpaid interest to the redemption date.

\

Redeemed during the 12-month period commencing on October 15 of the years set forth below:	Redemption Price
2017	104.781%
2018	103.188%
2019	101.594%
2020 and thereafter	100.000%

At any time prior to October 15, 2017, the Company may also redeem all or a portion of the 2021 Notes at par, plus accrued and unpaid interest to the redemption date and a “make-whole premium” equal to the present value of all future interest payments called for under the indenture.

Should the Company experience a change of control (as defined in the indenture), holders of the 2020 Notes and the 2021 Notes have the right to require the Company to repurchase all or any part of their 2020 Notes and 2021 Notes for payment in cash equal to 101% of the aggregate principal amount of the 2020 Notes and 2021 Notes repurchased plus accrued and unpaid interest.

A default in any of the aircraft owning entities in respect of obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder, would constitute an event of default. As of December 31, 2014, the Company was not in default under the indentures governing the 2020 Notes or the 2021 Notes.

7. SECURED BORROWINGS

The Company’s secured borrowings balance, net of unamortized debt discounts, as of December 31, 2014 is presented below:

			Weighted average
	Net carrying value as of		interest rate(1) as of
	December 31,	December 31,	December 31,	December 31,	Maturity
	2014	2013	2014	2013	date
	(in thousands)
Securitization Notes	$532,035	$575,326	3.04%	3.63%	November 2033
Nord LB Facility	408,484	440,456	4.15%	4.15%	November 2018
CBA Facility	113,208	159,802	4.63%	4.91%	June 2018 – October 2020
Term Loan	443,383	465,103	5.19%	4.50%	August 2019
Fly Acquisition II Facility	121,589	126,766	4.15%	4.16%	July 2018
Other Aircraft Secured Borrowings	716,629	487,252	3.89%	4.71%	December 2015 – December 2025
Total	$2,335,328	$2,254,705

(1)	Represents the contractual interest rates and effect of derivative instruments, and excludes the amortization of debt discounts and debt issuance costs.
F-18

The Company is subject to certain operating covenants under its loan agreements relating to the maintenance, registration and insurance of its aircraft. The Company is also required to maintain lease concentration limits, and is subject to limitations on the re-leasing and disposition of aircraft in certain of these loan agreements. In addition, in certain of these loan agreements, the Company may be subject to additional operating covenants relating to the operations of the borrower entity; restrictions on the acquisition or substitution of aircraft; restrictions on the modification of aircraft and capital expenditures; limits on the amount and type of guarantees that can be provided or other indebtedness that can be incurred; and restrictions on the Company’s ability to grant liens or other encumbrances on the aircraft. The Company’s failure to comply with any one of these covenants may trigger an event of default under the relevant loan or facility agreement. Certain of these loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

Generally, events of default under the Company’s loan or facility agreements include, among other things:

•	Failure to pay interest or principal when due or within a prescribed period of time following its due date;

•	Failure to make certain other payments and such payments are not made within a prescribed period of time following written notice;

•	Failure to maintain required insurance levels;

•	Failure to comply with certain other covenants and such noncompliance continues for a specified period of time following written notice; and

•	Any of the aircraft owning or borrower entities become the subject of insolvency proceedings.

As of December 31, 2014, the Company was not in default under any of its secured borrowings.

Securitization Notes

	Balance as of
	December 31, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance:
Notes issued	$546,465	$592,903
Unamortized discount	(14,430)	(17,577)
Notes payable, net	$532,035	$575,326

On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”) at an offering price of 99.71282%. The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by, Fly. Interest is payable monthly based on the current one-month LIBOR plus a spread of 0.77%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and in certain circumstances, principal on the Notes. As of each of December 31, 2014 and 2013, accrued interest on the Notes totaled $0.2 million.

The Notes are secured by (i) first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding; (ii) interests in the leases of the aircraft they own; (iii) cash held by or for them; and (iv) rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the insurance policy provider. Rentals paid under leases and proceeds from the sale of aircraft are placed in the collections account and paid out according to the priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft B&B Air Funding currently owns that are registered in the United States or Ireland. B&B Air Funding may not encumber the aircraft it currently owns or incur additional indebtedness except as permitted under the securitization related documents.

In 2009, the Company repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes. In 2011, the Company sold $40.8 million principal amount of these repurchased Notes. During the first quarter of 2012, the Company sold the remaining $106.7 million principal amount of Notes for $87.3 million.

Prior to August 2012, a portion of the proceeds received from the sale of any aircraft financed by the Notes was applied to repay the debt allocated to such aircraft. Thereafter, all cash collected, including sale proceeds from the aircraft financed by the Notes was applied to service the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. In 2012, three aircraft were sold and the Company repaid debt of $38.8 million associated with these aircraft. The Company wrote-off loan costs and unamortized discounts of $1.5 million associated with the repaid debt. During the year ended December 31, 2013, two aircraft financed by the Notes were sold. In 2014 and 2013, the Company made total principal payments of $46.4 million and $67.5 million, respectively.

At December 31, 2014, 35 aircraft were financed by the Notes, six of which were subject to sale agreements which are expected to be consummated in 2015. The final maturity date of the Notes is November 14, 2033.

The Company may, on a payment date, redeem the Notes in whole or in part, at the outstanding principal amount, together with accrued and unpaid interest.

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

On October 24, 2014, the indenture governing the Notes was amended with the requisite consent of the noteholders. Among other things, the amended indenture provides B&B Air Funding with greater flexibility in managing its aircraft portfolio, facilitates future aircraft sales and expands the scope of information reported to holders of the Notes on a monthly basis. In connection with the amendment to the indenture, the servicing agreement for B&B Air Funding was amended to clarify the calculation of the sales fee payable to the servicer upon disposition of an aircraft, and to conform its insurance requirements and concentration limits to the same terms in the amended indenture.

In connection with the issuance of the Notes, B&B Air Funding entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Note Liquidity Facility. As of December 31, 2014 and 2013, B&B Air Funding had not drawn on the Note Liquidity Facility.

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

Nord LB Facility

	Balance as of
	December 31, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance	$416,249	$452,371
Unamortized debt discount	(7,765)	(11,915)
Nord LB Facility balance, net	$408,484	$440,456

The Company assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”) that financed 19 of the aircraft acquired in the GAAM Portfolio. The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. Borrowings are secured by Fly’s equity interest in the subsidiaries which own the financed aircraft, the related leases, maintenance reserves and other deposits. The loans are cross-collateralized and contain cross-default provisions.

The loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. As of December 31, 2014, the blended weighted average interest rate for the facility was 4.15%, excluding the amortization of debt discount and debt issuance costs. As of each of December 31, 2014 and 2013, interest accrued on the facility totaled $0.7 million, respectively.

The Company applies 95% of lease rentals collected towards interest and principal. Upon termination or expiration of a lease, no payments are due with respect to the outstanding loan associated with that aircraft until the earlier of (i) six months from such termination or expiration and (ii) the date on which the aircraft is re-leased. Interest during this period increases the outstanding balance under the facility. The Company must pay interest with respect to any aircraft that remains off-lease after six months, and if such aircraft continues to be off-lease after twelve months, the Company must pay debt service equal to 85% of the lease rate under the prior lease agreement. The lenders may require payment in full or foreclose on an aircraft that remains off-lease after 24 months, but may not foreclose on any other aircraft in the facility. In 2014, the Company made total principal payments of $36.1 million under the Nord LB Facility. In 2013, the Company made total principal payments of $57.9 million, which included repayment of debt associated with the sale of an aircraft financed under the Nord LB Facility.

In the event the Company sells any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and second to repay the outstanding amounts which finance the remaining aircraft. In addition, any security deposit and maintenance reserve amounts retained by the Company after termination of a lease will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft. If the Company earns a 10% return on its equity investment after full repayment of the facility, the Company will pay Nord LB a fee equal to 10% of returns in excess of 10%, up to a maximum of $5.0 million.

In 2013, the Company sold one Boeing 737-700 aircraft financed under the Nord LB Facility. The Company repaid the debt associated with this aircraft and wrote off $0.9 million of unamortized discount. In 2012, the Company sold one Airbus A319-100 aircraft financed under the Nord LB Facility. The Company repaid the debt associated with the aircraft and wrote off $0.8 million of unamortized discount.

An event of default with respect to the loan on any aircraft will trigger an event of default on the loans with respect to every other financed aircraft. A default by any of the aircraft owning entities in respect of obligations in excess of $10.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder would constitute an event of default.

The Nord LB Facility does not contain any financial covenants. As of December 31, 2014, 17 aircraft were financed under this facility.

CBA Facility

	Balance as of
	December 31, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance:
Senior tranches	$—	$30,512
Junior tranches	—	5,900
Tranche A	65,462	87,925
Tranche B	49,350	37,486
Total outstanding principal balance	114,812	161,823
Unamortized debt discount	(1,604)	(2,021)
CBA Facility balance, net	$113,208	$159,802
F-21

The Company assumed a debt facility provided by Bank of Scotland plc (“BOS”), Commonwealth Bank of Australia and CommBank Europe Limited (together, “CBA”) (the “CBA Facility” which the Company formerly referred to as the “BOS Facility”) that financed 21 of the aircraft acquired in the GAAM Portfolio. Subsequent to the acquisition of the GAAM Portfolio, twelve aircraft were refinanced.

On November 15, 2013, the Company amended and extended the CBA Facility, which was then secured by nine aircraft. CBA provided for seven new loans on seven of the remaining nine aircraft which are cross-collateralized and contain cross-default provisions. One loan matures in 2018 and the remaining six loans mature in 2020. All payments under the CBA Facility are guaranteed by the Company. The Company sold the two remaining aircraft financed under the CBA Facility and recorded a gain on debt extinguishment of $4.0 million during the year ended December 31, 2014. The proceeds were paid to the lenders as full and final discharge of the loans secured by these two aircraft totaling $35.6 million.

The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. In 2014 and 2013, total scheduled payments of $11.2 million and $13.5 million, respectively, were made by the Company. In addition, in 2013, the Company refinanced two aircraft, resulting in principal repayments of $54.5 million under the CBA Facility.

Borrowings under the CBA Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 2.50%. As of December 31, 2014 and 2013, the weighted average interest rates on the tranche loans, excluding the debt discount amortization, are presented below:

	As of
	December 31, 2014	December 31, 2013
Fixed rate loans:
Senior tranches	—	5.62%
Junior tranches	—	7.91%
Tranche A	5.52%	6.53%
Tranche B	4.47%	4.58%
Variable rate loans:
Tranche A	2.66%	2.66%
Tranche B	—	2.66%
Facility weighted average interest rate	4.63%	4.91%

As of December 31, 2014 and 2013, interest accrued on the facility totaled $44,000 and $0.2 million, respectively.

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

Term Loan

	Balance as of
	December 31, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance	$451,547	$475,313
Unamortized debt discount	(8,164)	(10,210)
Term Loan balance, net	$443,383	$465,103
F-22

On August 9, 2012, the Company entered into a $395.0 million senior secured term loan (the “Term Loan”) with a consortium of lenders. The Term Loan was originally issued at an offering price of 96% of par value, or a discount of $15.8 million, bearing interest at LIBOR plus a margin of 5.50%, with a LIBOR floor of 1.25%.

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

On December 18, 2012, the Company re-priced the Term Loan reducing the interest rate margin from 5.50% to 4.50%. In connection with the re-pricing, the Company paid the lenders a one-time prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.9 million. The Company recorded debt extinguishment costs of $4.2 million associated with the lenders who did not participate in the re-pricing and whom were replaced with new lenders.

On May 21, 2013, the Company completed a second re-pricing of the Term Loan, further reducing the interest rate margin to 3.50% and the LIBOR floor by 0.25% to 1.00%. In connection with this re-pricing, the Company paid the lenders a prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.8 million.

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

In connection with the upsizing, the maturity of the Term Loan was extended by one year from August 2018 to August 2019. In addition, the maximum Loan-to-Value ratio as measured on a quarterly basis, was increased from 67.5% to 70.0% of the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers. The Company is required to seek new appraisals semi-annually.

During the year ended December 31, 2014, the Company sold four aircraft financed under the Term Loan, and substituted in three unencumbered aircraft as collateral. During the year ended December 31, 2013, the Company sold one aircraft financed under the Term Loan and substituted in an aircraft purchased during the third quarter of 2013. As of December 31, 2014, 29 aircraft were financed under the Term Loan.

The Term Loan requires quarterly principal payments of $5.9 million. In 2014 and 2013, the Company made principal payments of $23.8 million and $19.8 million, respectively.

The Term Loan can be prepaid in whole or in part without penalty.

The Term Loan is guaranteed by the Company. Borrowings are also secured by the Company’s equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed in the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the acquisition, sale, removal or substitution of an aircraft. The Term Loan also includes certain customary covenants, including reporting requirements and maintenance of public ratings.

An event of default under the Term Loan includes any of the aircraft owning entities defaulting in respect of obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

As of each of December 31, 2014 and 2013, interest accrued on the Term Loan totaled $2.9 million.

Fly Acquisition II Facility

	Balance as of
	December 31, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance	$121,589	$126,766

On November 7, 2012, the Company entered into a revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $250.0 million. On July 3, 2013, the Company increased total commitments under the facility to $450.0 million and the availability period was extended to July 3, 2015. The final maturity date was also extended to July 3, 2018. In January 2015, the Company exercised its right to terminate the availability period. The Company may not borrow any additional amounts and the final maturity date remains unchanged.

During the availability period, the Company paid a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of their commitment.

For the period following termination of the availability period through July 2016, the applicable margin has increased from 3.25% to 3.75% and will increase to 4.25% and 4.75% for each succeeding year until the final maturity date. As of each of December 31, 2014 and 2013, interest accrued on the Fly Acquisition II Facility totaled $0.2 million.

During the availability period, the Company was required to make monthly principal payments such that the aggregate outstanding principal amount of the loans was less than or equal to 72.5% of the aggregate purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life of the aircraft. Following termination of the availability period, all available cash flow (other than proceeds from the sale or total loss of an aircraft) from the aircraft held by Fly Acquisition II is applied to the outstanding principal balance after payment of interest, certain fees and expenses and interest rate swap payments.

In 2013, the Company purchased eight aircraft using a combination of unrestricted cash and $240.0 million drawn under the Fly Acquisition II Facility. The Company made principal payments of $5.2 million and $3.1 million in 2014 and 2013, respectively. In addition, in 2013, four aircraft were refinanced, resulting in an aggregate repayment of $110.0 million. As of December 31, 2014, four aircraft were financed under the Fly Acquisition II Facility.

Borrowings are secured by the beneficial interests in the aircraft owning and leasing subsidiaries, the aircraft and related leases, certain cash collateral and other deposits. In addition, the Company is required to maintain cash collateral equal to 2% of the aggregate outstanding principal balance of the loans.

Events of default under the Fly Acquisition II Facility include, among other things:

•	a final judgment for a payment obligation is rendered against Fly Acquisition II or any of its subsidiaries in an amount in excess of $2.5 million which remains undischarged for 45 days; and

•	certain early termination events related to Fly Acquisition II’s swap contracts.

Other Aircraft Secured Borrowings

	Balance as of		Weighted Average
	December 31,	December 31,	Interest
	2014	2013	Rates(1)	Maturity Date
	(in thousands)
Outstanding principal balance	$723,023	$490,106	3.89%	December 2015 – December 2025
Unamortized debt discount	(6,394)	(2,854)
Other aircraft secured borrowings balance, net	$716,629	$487,252

(1)	Represents the weighted average contracted interest rate as of December 31, 2014.

In addition to the debt facilities described above, the Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft. These borrowings may finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of the Company’s rights, title and interest in the financed aircraft and leases. The maturity date on each loan generally matches the corresponding lease expiration date. The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. In 2014, the Company made principal payments, including repayment of three loans, totaling $70.1 million. In 2013, the Company made principal payments totaling $28.7 million. As of each of December 31, 2014 and 2013, interest accrued on these loans totaled $1.1 million. As of December 31, 2014, 21 aircraft were financed by other aircraft secured borrowings.

At December 31, 2014 and 2013, $425.0 million and $134.9 million of other aircraft secured borrowings, respectively, were recourse to the Company. Although these recourse loans are secured by aircraft and their associated leases, the Company has guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flow to meet required debt payments. In addition, certain of the Company’s secured, recourse borrowings contain cross default provisions to other recourse borrowings which if triggered could significantly increase the amount of indebtedness that is payable by the Company at the time of the default.

In 2014, the Company acquired five aircraft with a combination of unrestricted cash and proceeds from secured, recourse debt financing of $274.5 million. In addition, the Company financed one aircraft with secured, recourse debt of $28.5 million.

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

Borrowings Future Minimum Principal Payments

During the year ended December 31, 2014, the Company made scheduled principal payments on its secured borrowings totaling $163.7 million. The anticipated future minimum principal payments due for its borrowings are as follows:

Year ending December 31,	(Dollars in thousands)
2015	$242,795
2016	207,413
2017	194,513
2018	532,875
2019	457,788
Thereafter	738,301
Future minimum principal payments due	$2,373,685

8. DERIVATIVES

Derivatives are used by the Company to manage its exposure to interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. As of December 31, 2014, the Company’s total unsecured and secured debt balance, excluding unamortized debt discount, was $3.1 billion. Debt with floating interest rates totaled $2.1 billion, of which $1.7 billion was associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month and three-month LIBOR on the notional amounts over the life of the contracts. As of December 31, 2014 and 2013, the Company had interest rate swap contracts with notional amounts aggregating $1.4 billion and $1.5 billion, respectively. The unrealized fair market value gain on the interest rate swap contracts, reflected as derivative assets, was $2.1 million and $7.4 million as of December 31, 2014 and 2013, respectively. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $23.3 million and $24.6 million as of December 31, 2014 and 2013, respectively.

To mitigate its exposure to foreign currency exchange fluctuations, the Company enters into cross currency swap contracts in conjunction with leases in which a portion or all of the lease rentals are denominated in currency other than U.S. dollars (“USD”). Pursuant to such cross currency swaps, the Company receives USD based on a fixed conversion rate through the maturity date of the respective swap contract. As of December 31, 2013, the Company had one cross currency swap contract that was assumed in connection with the acquisition of the GAAM Portfolio. The unrealized fair market value loss on the Australian dollar (“AUD”) cross currency swap contract, reflected as a derivative liability, was approximately $35,000 as of December 31, 2013.

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

Designated Derivatives

The Company’s interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For the year ended December 31, 2014, the Company recorded an unrealized loss of $3.2 million, net of the applicable net tax benefit of $0.6 million. For the year ended December 31, 2013, the Company recorded an unrealized gain of $22.1 million, net of the applicable net tax expense of $3.5 million. For the year ended December 31, 2012, the Company recorded a net unrealized gain of $9.1 million, after the applicable net tax expense of $1.4 million.

As of December 31, 2014, the Company had the following designated derivative instruments classified as derivative assets on the balance sheet (dollar amounts in thousands):

							Adjusted
				Swap	Fair Market		Fair Market		Gain Recognized in	Gain
			Hedge	Contract	Value of	Credit	Value of	Deferred	Accumulated	Recognized
		Maturity	Interest	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	into
Type	Quantity	Dates	Rates	Amount	Asset	Adjustment	Asset	Expense	Loss	Earnings
Interest rate swap contracts	18	10/15/17- 11/14/18	0.89% - 1.22%	$376,619	$2,182	$36	$2,218	$(273)	$1,914	$30
Accrued interest				—	(151)	—	(151)	—	—	—
Total – designated derivative assets	18			$376,619	$2,031	$36	$2,067	$(273)	$1,914	$30

As of December 31, 2014, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollar amounts in thousands):

							Adjusted
				Swap	Fair Market		Fair Market		Loss Recognized in	Loss
			Hedge	Contract	Value of	Credit	Value of	Deferred	Accumulated	Recognized
		Maturity	Interest	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	into
Type	Quantity	Dates	Rates	Amount	Liability	Adjustment	Liability	Benefit	Loss	Earnings
Interest rate swap contracts	18	1/14/15- 9/27/25	1.00% - 6.22%	$1,014,262	$(23,618)	$1,459	$(22,159)	$2,757	$(19,005)	$(103)
Accrued interest				—	(1,152)	—	(1,152)	—	—	—
Total – designated derivative liabilities	18			$1,014,262	$(24,770)	$1,459	$(23,311)	$2,757	$(19,005)	$(103)

In connection with the termination of the availability period under the Fly Acquisition II Facility in January 2015, and the sale and refinancing of aircraft secured by this facility, the Company terminated five interest rate swap contracts with notional amounts totaling $116.2 million. The resulting gain of $23,000, along with $0.1 million in other comprehensive income at December 31, 2014 will be recorded into income in 2015.

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

In connection with the sale of six aircraft by the Company during the first quarter of 2013, the buyer assumed the underlying debt financing and derivative contracts associated with the aircraft. As of the disposal date, the derivative contracts were classified as derivative liabilities and had a negative fair market value of $5.0 million.

During the year ended December 31, 2013, in connection with three cross currency swap contracts and one interest rate swap contract that was terminated, the Company recognized net fair value losses totaling $0.2 million.

During the year ended December 31, 2012, the Company terminated four cross currency swap contracts and received net settlement proceeds of $1.3 million. The gain associated with the terminated contracts totaled $0.7 million.

In connection with the repayment of the B&B Air Acquisition Facility, the Company terminated eleven swap contracts associated with the facility and made payments totaling $36.3 million in the third quarter of 2012. The loss recognized into earnings associated with the terminated swap contracts totaled $32.3 million.

9. SHARE-BASED COMPENSATION

Description of Plan

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permitted the grant of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. By June 30, 2012, the Company had exhausted the 2010 Plan and no shares remain available for grant.

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

The holder of a SAR or RSU is also entitled to dividend equivalent rights (“Dividend Equivalent”) on each SAR and RSU. For each Dividend Equivalent, the holder shall have the non-forfeitable right to receive a cash amount equal to the per share dividend paid by the Company during the period between the grant date and the earlier of the (i) award exercise date or vesting date, (ii) termination date or (iii) expiration date (“Dividend Amount”). Dividend Equivalents expire at the same time and in the same proportion that the SARs and RSUs are exercised, cancelled, forfeited or expired.

Grant Activity

A summary of the Company’s SAR activity for the years ended December 31, 2014, 2013 and 2012 are presented as follows:

			Weighted average
			remaining
	Number of	Weighted average	contractual
	shares	exercise price	life (in years)
Outstanding at January 1, 2012	708,840	$12.85	8.8
SARs granted	183,164	12.28	—
SARs exercised	—	—	—
SARs canceled or forfeited	—	—	—
Outstanding at December 31, 2012	892,004	12.74	8.1
SARs granted	—	—	—
SARs exercised	(3,370)	12.42	—
SARs canceled or forfeited	—	—	—
Outstanding at December 31, 2013	888,634	$12.74	7.1
SARs granted	—	—	—
SARs exercised	(58,519)	12.80	—
SARs canceled or forfeited	(8,998)	12.28	—
Outstanding at December 31, 2014	821,117	12.74	6.1
Exercisable at December 31, 2014	764,558	$12.77

SARs granted to employees and non-employees during the year ended December 31, 2012 totaled 33,096 and 150,068, respectively.

The aggregate intrinsic value of the SARs is calculated as the difference between the exercise price of the underlying awards and the Company’s closing ADS price of $13.15, $16.07 and $12.32 as of December 31, 2014, 2013 and 2012, respectively. The SARs had an intrinsic value of $49,000 and $0.8 million as of December 31, 2014 and 2013, respectively. As of December 31, 2012, the unvested SARs had no intrinsic value. The grant date fair value of the SARs granted in 2012 was $1.4 million.

A summary of the Company’s RSU activity for the years ended December 31, 2014, 2013 and 2012 is as follows:

		Weighted average
	Number of	grant date
	shares	fair value
Outstanding and unvested at January 1, 2012	330,896	$13.09
RSUs granted	116,836	12.28
RSUs vested	(163,718)	12.87
RSUs canceled or forfeited	—	—
Outstanding and unvested at December 31, 2012	284,014	12.88
RSUs granted	—	—
RSUs vested	(122,534)	12.98
RSUs canceled or forfeited	—	—
Outstanding and unvested at December 31, 2013	161,480	$12.81
RSUs granted	—	—
RSUs vested	(119,666)	12.99
RSUs canceled or forfeited	(5,739)	12.28
Outstanding and unvested at December 31, 2014	36,075	$12.28

RSUs granted to employees and non-employees during the year ended December 31, 2012 totaled 21,112 and 95,724, respectively.

The weighted average grant date fair value of the RSUs was determined based on the closing market price of the Company’s ADSs on the date of the award. As of December 31, 2014, the aggregate intrinsic value of RSUs outstanding using the closing price of $13.15 per ADS was $0.5 million. The aggregate intrinsic value of RSUs outstanding using the closing price of $16.07 per ADS as of December 31, 2013 was $2.6 million. The aggregate intrinsic value of RSUs outstanding using the closing price of $12.32 per ADS as of December 31, 2012 was $3.5 million.

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

The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

	Year ended	Year ended	Year ended
	December 31, 2014	December 31, 2013	December 31, 2012
Risk-free interest rate	0.90% –2.32%	0.90% – 2.51%	0.90% – 2.73%
Volatility	48% – 57%	51% – 63%	54% – 70%
Expected life	6 – 8 years	6 – 8 years	6 – 10 years

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

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $30,000, $3.2 million and $3.6 million for the years ended December 31, 2014, 2013 and 2012, respectively. Unamortized share-based compensation expense totaled $0.1 million, $0.9 million and $2.6 million at December 31, 2014, 2013 and 2012, respectively. As of December 31, 2014, 2013 and 2012, unvested RSUs and SARs had weighted average remaining vesting terms of approximately four months, six months and eleven months, respectively.

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

Fly’s Australian resident subsidiaries pay a corporation tax of 30.0% and Fly’s French resident subsidiaries pay a corporation tax of 33.33% on their net trading income. Repatriated earnings and any undistributed earnings from the Company’s Cayman and Australian subsidiaries will be taxed at the 25.0% and 12.5% tax rate, respectively. As of December 31, 2014, the Company has undistributed earnings from its Australian subsidiary of approximately $18.2 million. The Company has the ability and intends to reinvest these undistributed earnings. Distributions from the Australian subsidiary may be subject to an Australian withholding tax of 15%, which could result in an additional tax liability of approximately $2.7 million.

Income tax expense (benefit) by jurisdiction is shown below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	(Dollars in thousands)
Current tax (benefit) expense:
Ireland	$—	$400	$10,201
Luxembourg	210	175	26
United States	2	(1,131)	1,783
Other	48	20	32
Current tax expense (benefit) — total	260	(536)	12,042
Deferred tax expense (benefit):
Ireland	7,448	3,470	(10,118)
Australia	573	2,738	2,101
Other	(18)	(13)	(163)
Deferred tax expense (benefit) — total	8,003	6,195	(8,180)

Total income tax expense	$8,263	$5,659	$3,862

In the year ended December 31, 2013, the Company recognized a tax benefit of $1.1 million related to 2012 U.S. Federal and State taxes primarily resulting from the re-allocation of BBAM LP’s U.S. sourced income among its partners.

The Company had no unrecognized tax benefits as of December 31, 2014 and 2013. The principal components of the Company’s net deferred tax asset (liability) were as follows:

	December 31, 2014	December 31, 2013
	(Dollars in thousands)
Deferred tax asset:
Net operating loss carry forwards	$220,247	$193,006
Net unrealized losses on derivative instruments	2,483	1,932
Basis difference on acquisition of GAAM Australian assets	9,597	9,597
Other	309	202
Valuation allowance	(22,268)	(19,412)
Total deferred tax asset	210,368	185,325
Deferred tax liability:
Excess of tax depreciation over book depreciation	(207,071)	(171,969)
Book/tax differences identified in connection with GAAM Portfolio acquisition:
Debt	(1,270)	(1,859)
Security deposits and maintenance reserve liability	(350)	(388)
Lease premiums, net	(14)	(142)
Net earnings of non-European Union member subsidiaries	(17,952)	(18,713)
Total deferred tax liability	(226,657)	(193,071)
Deferred tax liability, net	$(16,289)	$(7,746)
F-29

The Company records valuation allowances to reduce deferred tax assets to the extent it believes it is more likely than not that a portion of such assets will not be realized. In making such determinations, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and its ability to carry back losses to prior years. The Company is required to make assumptions and judgments about potential outcomes that may be outside its control. Critical factors include the projection, source, and character of future taxable income. Although realization is not assured, the Company believes it is more likely than not that deferred tax assets, net of the valuation allowance, will be realized. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced or current tax planning strategies are not implemented. At December 31, 2014 and 2013, the Company had a valuation allowance of $22.3 million and $19.4 million, respectively.

The Company had recorded valuation allowances against a deferred tax asset in connection with basis differences on the acquisition of GAAM’s Australian assets. In connection with the sale of aircraft owned by a wholly-owned Australian subsidiary in 2013, the Company generated capital gains and has utilized approximately $2.3 million of the deferred tax asset.

Under current tax rules in Ireland, the Company is allowed to carry forward its net operating losses for an indefinite period to offset any future income. However, the Company has recorded a net valuation allowance of $2.9 million and $1.7 million for the years ended December 31, 2014 and 2013, respectively.

The table below is a reconciliation of the Irish statutory corporation tax rate of 12.5% on trading income to the Company’s recorded income tax expense (benefit):

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	(Percentage)
Irish statutory corporate tax rate on trading income	12.5%	12.5%	12.5%
Valuation allowances	4.4%	1.6%	—
Equity earnings from Fly-Z/C LP	(0.5)%	(0.4)%	(0.4)%
Tax on investment in BBAM LP	—	—	1.3%
Tax impact of repurchased and resold Notes	(0.6)%	(0.8)%	(1.2)%
Share-based compensation	—	0.7%	0.9%
Tax on gain on sale of investment in BBAM LP	—	—	9.1%
Deductible intra-group interest	—	(2.2)%	(12.9)%
Foreign tax rate differentials	(4.7)%	3.3%	(2.4)%
True-up of prior year tax provision	0.3%	0.2%	1.1%
Non-taxable gain on debt extinguishment	(1.3)%	(5.1)%	—
Non-deductible interest expense, transaction fees and expenses	2.7%	0.1%	—
Other	—	(0.2)%	(0.5)%
Income tax expense	12.8%	9.7%	7.5%

The tax years from 2010 onwards are open for examination by the tax authorities.

11. OTHER LIABILITIES

The following table describes the principal components of the Company’s other liabilities:

	December 31, 2014	December 31, 2013
	(Dollars in thousands)
Net current tax provision	$581	$1,517
Lease incentive obligation	25,503	8,534
Deferred rent payable	11,461	9,169
Refundable deposits	4,079	1,045
Other	266	258
Total other liabilities	$41,890	$20,523
F-30

12. SHAREHOLDERS’ EQUITY

On May 7, 2014, the Company’s Board of Directors approved a $30.0 million share repurchase program expiring in May 2015. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. No shares were repurchased during the years ended December 31, 2014 and 2013.

In 2010, Summit purchased 1,000,000 common shares of the Company in the form of ADSs from Babcock & Brown. The Company has a right of first refusal on any sale of these shares by Summit until April 2015.

On December 28, 2012, Summit and Onex Corporation and its affiliates (collectively, “Onex”) purchased 2,191,060 newly issued common shares of the Company in the form of ADSs for an aggregate of $25.0 million, or $11.41 per ADS. The share price represents a 5% discount to the volume-weighted average price of the Company’s common shares in the five-day period ended November 29, 2012. The shares are subject to lock-up provisions.

In July 2013, the Company sold 13,142,856 common shares in the form of ADSs at a price of $14.00 per ADS in an underwritten public offering generating net proceeds of approximately $172.6 million. During the year ended December 31, 2014, the Company issued 126,660 shares in connection with RSUs that vested and SARs that were exercised. As of December 31, 2014, there were 41,432,998 shares outstanding.

During the year ended December 31, 2014, the Company declared and paid dividends of $1.00 per share or $42.8 million. During the years ended December 31, 2013 and 2012, the Company declared and paid dividends of $0.88 per share or $31.5 million and $0.84 per share or $22.5 million, respectively. On January 14, 2015, the Company declared a dividend of $0.25 per share or approximately $10.4 million, including dividend equivalents paid to vested SARs, which was paid on February 20, 2015 to shareholders of record at January 30, 2015.

13. EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per share:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	(Dollars in thousands, except share and per share data)
Numerator
Net income	$56,077	$52,476	$47,669
Less: Dividend equivalents paid to vested RSUs and SARs	(1,426)	(940)	(884)
Net income available to common shareholders	$54,651	$51,536	$46,785
Denominator
Weighted average shares outstanding-Basic	41,405,211	34,129,880	25,792,932
Dilutive common equivalent shares:
RSUs	48,674	102,914	164,998
SARs	73,699	10,662	3,675
Weighted average shares outstanding-Diluted	41,527,584	34,243,456	25,961,605
Earnings per share:
Basic	$1.32	$1.51	$1.81
Diluted	$1.32	$1.50	$1.80
F-31

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.

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

At December 31, 2014, the Company had a commitment to purchase and lease two aircraft, both of which have been delivered during the first quarter of 2015. The Company also had a commitment to sell eight aircraft expected to be consummated in 2015.

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

On December 28, 2012, in connection with the sale of the Company’s 15% interest in BBAM to Onex, the Management Agreement was amended and the term of the agreement was extended to December 28, 2022, with an automatic five year renewal period unless the Company pays a termination fee to the Manager of $8.4 million, subject to an annual CPI adjustment. In connection with the sale of its 15% interest in BBAM LP, the Company paid BBAM a fee equal to 1.5% of the selling price or $0.7 million.

Pursuant to the Agreements, BBAM is entitled to receive servicing fees. On October 24, 2014, in connection with the amendment to the indenture governing the Notes, the servicing agreement for B&B Air Funding was also amended to clarify the calculation of the sales fee payable to the servicer upon disposition of an aircraft, and to conform its insurance requirements and concentration limits to the same terms in the amended indenture. With respect to aircraft financed by the Notes, BBAM is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% of the aggregate amount of aircraft rent due and 1.0% of rent actually collected. With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rent actually received for such aircraft. For the years ended December 31, 2014, 2013 and 2012, base and rent fees incurred amounted to $14.4 million, $12.1 million and $12.6 million, respectively.

BBAM is entitled to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to an annual CPI adjustment. Prior to August 2012, BBAM was entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum. For all other aircraft, BBAM is entitled to an administrative fee of $1,000 per month per aircraft. In addition, BBAM is entitled to a servicer administrative fee of $10,000 per month under each of the Term Loan and Fly Acquisition II Facility. For the years ended December 31, 2014, 2013 and 2012, $2.1 million, $1.9 million and $1.8 million of administrative fees were paid in each respective period.

For its role as exclusive arranger, BBAM receives a fee equal to 1.5% of the purchase price of aircraft acquired. BBAM also receives 1.5% of the sale proceeds of all disposed aircraft. However, in connection with the GAAM Portfolio, the Company paid the Manager a disposition fee equal to 2% of the gross proceeds in respect of the disposition of nine aircraft completed prior to October 14, 2013. The disposition fee payable on the remaining aircraft is 1.5% of the aggregate gross proceeds on disposition. With respect to aircraft acquired in the first quarter of 2014, the Manager waived the origination fees that it was entitled to receive from the Company. For the year ended December 31, 2014, the Company incurred $12.8 million of origination fees, of which $3.1 million were expensed. For the year ended December 31, 2014, $2.2 million of fees were incurred for aircraft sold. For the year ended December 31, 2013, $9.5 million and $2.0 million of fees were incurred for aircraft acquired and sold, respectively. For the year ended December 31, 2012, $0.9 million and $1.2 million of fees were incurred for aircraft acquired and sold, respectively.

F-32

The Company makes quarterly payments of $2.5 million, subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year, to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company (“Management Expenses”). The amount is subject to adjustment by notice from the Manager and the approval of the independent members of the Company’s board of directors. For the years ended December 31, 2014, 2013 and 2012, the Company incurred $10.6 million, $10.5 million and $10.3 million of Management Expenses, respectively.

In connection with its services, the Manager may incur expenses such as travel, insurance and other professional fees on behalf of the Company. The Company had $0.3 million and $0.8 million of reimbursable expenses due to the Manager at December 31, 2014 and 2013, respectively.

In 2010, Summit purchased 1,000,000 common shares of the Company in the form of ADSs from Babcock & Brown. The Company has a right of first refusal on any sale of these shares by Summit until April 2015.

In connection with the repricing of the Term loan on December 18, 2012, the Company paid a one-time success fee to BBAM of $0.2 million.

On December 28, 2012, Summit and Onex purchased 2,191,060 newly issued common shares of the Company in the form of ADSs for an aggregate of $25.0 million, or $11.41 per ADS. The share price represents a 5% discount to the volume-weighted average price of the Company’s common shares in the five-day period ended November 29, 2012. The shares are subject to lock-up provisions. The Company paid a 4.0% commission or $1.0 million to BBAM in connection with the issuance of these shares.

In connection with the Company’s underwritten public offering in July 2013, the Company sold 142,857 common shares in the form of ADSs to certain officers and directors of Fly and BBAM LP at the public offering price of $14.00 per ADS, generating proceeds of $2.0 million.

The Company’s minimum long-term contractual obligations with BBAM LP as of December 31, 2014, excluding rent fees, consisted of the following:

	2014	2015	2016	2017	2018	Thereafter	Total
	(Dollars in thousands)
Fixed base fee payments(1)	$2,029	$2,029	$2,029	$2,029	$2,029	$10,479	$20,624
Fixed administrative agency fee payments due by B&B Air Funding(1)	845	845	845	845	845	4,368	8,593
Fixed administrative agency fee payments due by Fly Acquisition II	168	168	168	109	48	236	897
Fixed administrative services fee due by Fly Peridot	418	333	299	240	158	91	1,539
Fixed administrative agency fee payments due by other subsidiaries	708	632	566	436	326	1,080	3,748
Fixed payments for Management Expenses(1)(2)	10,713	10,713	10,713	10,713	10,713	40,498	94,063
Total	$14,881	$14,720	$14,620	$14,372	$14,119	$56,752	$129,464

(1)	Amounts in the table assume Consumer Price Index (“CPI”) rates in effect as of December 31, 2014 remain constant in future periods.
(2)	The initial term of the Management Agreement is for ten years from December 28, 2012, with an automatic five year renewal period. The agreement provides for an early termination fee of $8.4 million, subject to an annual CPI adjustment. The table assumes termination of the agreement after the initial ten year term and payment of the applicable termination fee.

16. FAIR VALUE MEASUREMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

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

F-33

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

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

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating leases. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and uses Level 3 inputs which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. For the years ended December 31, 2013 and 2012, the Company wrote down aircraft to their net realizable value and recognized a charge of $8.8 million and $11.4 million, respectively (See Note 3).

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	As of December 31, 2014		As of December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Securitization Notes	$532,035	$467,228	$575,326	$498,038
Nord LB Facility	408,484	408,484	440,456	440,456
CBA Facility	113,208	113,208	159,802	153,390
Term Loan	443,383	449,289	465,103	478,877
Fly Acquisition II Facility	121,589	128,080	126,766	134,320
Other Aircraft Secured Borrowings	716,629	718,722	487,252	488,267
2020 Notes	369,942	380,625	291,567	305,250
2021 Notes	319,510	321,750	—	—
Derivative asset	2,067	2,067	7,395	7,395
Derivative liabilities	23,311	23,311	24,577	24,577

As of December 31, 2014 and 2013, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
December 31, 2014:
Derivative asset	—	$2,067	—	$2,067
Derivative liabilities	—	23,311	—	23,311
December 31, 2013:
Derivative asset	—	$7,395	—	$7,395
Derivative liabilities	—	24,577	—	24,577
F-34

17. UNAUDITED QUARTERLY CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited quarterly financial statements for the year ended December 31, 2014 are presented below:

	March 31,	June 30,	September 30,	December 31,
(Dollars in thousands, except per share data)	2014	2014	2014	2014
Total revenues	$91,319	$109,514	$105,543	$120,288
Net income	$3,563	$21,674	$15,361	$15,479
Earnings per share — Basic	$0.07	$0.51	$0.37	$0.37
Earnings per share — Diluted	$0.07	$0.51	$0.37	$0.37

The unaudited quarterly financial statements for the year ended December 31, 2013 are presented below:

	March 31,	June 30,	September 30,	December 31,
(Dollars in thousands, except per share data)	2013	2013	2013	2013
Total revenues	$114,365	$90,538	$79,115	$85,469
Net income	$32,845	$5,915	$304	$13,412
Earnings per share — Basic	$1.15	$0.20	$0.00	$0.32
Earnings per share — Diluted	$1.15	$0.20	$0.00	$0.32

18. SUBSEQUENT EVENTS

On January 14, 2015, the Company declared a dividend of $0.25 per share or approximately $10.4 million, which was paid on February 20, 2015 to shareholders of record at January 30, 2015.

In the first quarter of 2015, the Company acquired two Airbus A321-200 aircraft and two Airbus A320-200 aircraft and sold three Boeing 737-800 aircraft.

F-35

Report of Independent Registered Public Accounting Firm

The Board of Directors

and Shareholders of Fly Leasing Limited

We have audited the consolidated financial statements of Fly Leasing Limited as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, and have issued our report thereon dated March 13, 2015 (included elsewhere in the Form 20-F). Our audits also included the financial statement schedule listed in Item 18 of this Form 20-F. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on the schedule based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Francisco, California
March 13, 2015
F-36

Schedule I — Consolidated financial information of parent

Fly Leasing Limited

Condensed Balance Sheets

AS OF DECEMBER 31, 2014 AND 2013

(Dollar amounts in thousands)

	December 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	$218,538	$277,267
Receivable from subsidiaries	—	309
Notes receivable from subsidiaries	591,025	56,132
Investments in subsidiaries	799,009	742,668
Investment in unconsolidated subsidiary	4,002	8,179
Other assets, net	4,097	1,524
Total assets	1,616,671	1,086,079
Liabilities
Payable to related parties	917	24,051
Payable to subsidiaries	140,583	—
Unsecured borrowings, net	689,452	291,567
Deferred tax liability, net	15,951	17,955
Accrued and other liabilities	10,894	3,683
Total liabilities	857,797	337,256
Shareholders’ equity	758,874	748,823
Total liabilities and shareholders’ equity	$1,616,671	$1,086,079
F-37

Fly Leasing Limited

Condensed Statements of Income

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Dollar amounts in thousands, except per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
Revenues
Equity in earnings of subsidiaries	$56,446	$51,136	$47,602
Equity in earnings from unconsolidated subsidiary	2,456	1,871	1,631
Intercompany management fee income	16,921	15,780	16,154
Intercompany interest income	22,394	1,407	—
Interest and other income	215	185	176
Total revenues	98,432	70,379	65,563
Expense
Interest expense	28,089	1,887	—
Selling, general and administrative	15,520	17,644	19,053
Total expenses	43,609	19,531	19,053

Net income before provision for income taxes	54,823	50,848	46,510
Income tax benefit	(1,254)	(1,628)	(1,159)
Net income	$56,077	$52,476	$47,669
Weighted average number of shares:
Basic	41,405,211	34,129,880	25,792,932
Diluted	41,527,584	34,243,456	25,961,605
Earnings per share:
Basic	$1.32	$1.51	$1.81
Diluted	$1.32	$1.50	$1.80
F-38

Schedule I — Consolidated financial information of parent

Fly Leasing Limited

Condensed Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Dollar amounts in thousands)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
Cash Flows from Operating Activities
Net Income	$56,077	$52,476	$47,669
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings of subsidiaries	(56,446)	(51,136)	(47,602)
Equity in earnings of unconsolidated subsidiary	(2,456)	(1,871)	(1,631)
Deferred income taxes	(2,004)	(1,654)	(1,203)
Share-based compensation	30	3,177	3,635
Amortization of debt discount and others	1,537	76	—
Distributions from unconsolidated subsidiary	5,501	—	—
Changes in operating assets and liabilities:
Receivable/(payable) to subsidiaries	117,806	12,797	(3,330)
Other assets	(1,672)	45	7
Payable to related parties	(48)	(1,435)	1,121
Accrued and other liabilities	7,211	670	1,316
Net cash flows provided by (used in) operating activities	125,536	13,145	(18)
Cash Flows from Investing Activities
Capital contributions to subsidiaries	(5,058)	(256,515)	(21,000)
Distributions received from subsidiaries	1,925	6,000	41,462
Distributions received from unconsolidated subsidiary	1,132	—	458
Notes receivable from subsidiaries	(628,994)	—	—
Notes payable to subsidiaries	94,101	—	—
Net cash flows (used in) provided by investing activities	(536,894)	(250,515)	20,920
Cash Flows from Financing Activities
Proceeds from issuance of shares, net of fees paid	—	172,595	23,914
Proceeds from issuance of unsecured borrowings	396,563	291,389	—
Debt issuance costs	(1,116)	—	—
Dividends	(41,392)	(30,531)	(21,629)
Dividend equivalents	(1,426)	(940)	(884)
Net cash flows provided by financing activities	352,629	432,513	1,401
Net (decrease) increase in cash	(58,729)	195,143	22,303
Cash at beginning of period	277,267	82,124	59,821
Cash at end of period	$218,538	$277,267	$82,124
Supplemental Disclosure:
Cash paid during the period for:
Interest	$21,488	$—	$—
Taxes	—	—	—
F-39

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this Annual Report.

Exhibit
Number	Description of Exhibit
1.1	Memorandum of Association(1)

1.2	Amended and Restated Bye-Laws of Fly Leasing Ltd.(3)

1.3	Underwriting Agreement dated September 24, 2014, between Fly Leasing Limited and Jefferies LLC, as representative of the several underwriters named therein.(11)

2.1	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited.(1)

4.1	Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.(1)

4.2	Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited.(1)

4.3	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited.(1)

4.4	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited.(1)

4.5	Cash Management Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Funding I Limited.(1)

4.6	Form of Director Service Agreement between Babcock & Brown Air Limited and each director thereof.(1)

4.7	Amendment No. 1 to Servicing Agreement, dated as of April 29, 2010, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.(4)

4.8	Fly Leasing Limited Omnibus Incentive Plan.(4)

4.9	Form of Stock Appreciation Right Award Agreement.(4)

4.10	Form of Restricted Stock Unit Award Agreement.(4)

4.11	Loan Agreement dated as of November 14, 2007, among Global Aviation Holdings Fund Limited, GAHF (Ireland) Limited, Caledonian Aviation Holdings Limited and Norddeutsche Landesbank Girozentrale.(5)

4.12	Form of Loan Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof.(5)

4.13	Form of Servicing Agreement among BBAM LLC, BBAM Aviation Services Limited and each company thereof.(5)

4.14	Securities Purchase Agreement dated November 30, 2012, by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein.(9)

4.15	Purchase Agreement dated November 30, 2012 by and among BBAM Limited Partnership, Summit Aviation Partners LLC, Fly-BBAM Holdings Ltd., Summit Aviation Management Co., Ltd. and such persons identified therein.(7)

4.16	First Amendment to Purchase Amendment dated December 28, 2012 by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein.(9)

4.17	Amended and Restated Fly Leasing Limited Management Agreement dated as of December 28, 2012, between Fly Leasing Limited and Fly Leasing Management Co. Limited.(9)

4.18	Registration Rights Agreement dated as of December 28, 2012, by and among Fly Leasing Limited and each shareholder identified therein.(9)

4.19	Amended and Restated Servicing Agreement dated as of January 24, 2013, by and among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited.(9)

4.20	Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, National Association.(8)

4.21	First Supplemental Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, Nation Association.(8)

4.22	Second Supplemental Indenture dated as of October 3, 2014, between Fly Leasing Limited and Wells Fargo Bank, National Association.(12)
F-40

Exhibit
Number	Description of Exhibit
4.23	Amendment No. 1 to Trust Indenture, dated as of October 24, 2014, by and among Babcock & Brown Air Funding I Limited, Deutsche Bank Trust Company Americas, BNP Paribas and AMBAC Assurance Corporation.

4.24	Amendment No. 2 to Servicing Agreement, dated as of October 24, 2014, by and among BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.

8.1	List of the Company’s subsidiaries.

10.1	Aircraft Mortgage and Security Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, The Initial Intermediate Lessees, The Initial Lessor Subsidiaries, The Additional Grantors Referred to Therein and Wells Fargo Bank Northwest, National Association.(6)

10.2	Amended and Restated Senior Secured Credit Agreement dated July 3, 2013 among Fly Acquisition II Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, and Deutsche Bank Trust Company Americas, as Security Trustee and as Administrative Agent.(10)

10.3	Amended and Restated Term Loan Credit Agreement dated as of November 21, 2013 among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, each other Guarantor Party referred to therein, the Lenders identified therein, Citibank, N.A., and Well Fargo Bank Northwest, National Association. (13)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Ernst & Young LLP.

16.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission, dated November 17, 2014.(14)

101	The following materials from the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2014 and 2013, (ii) Consolidated Statements of Income for the years ended December 31, 2014, 2013 and 2012, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012, (iv) Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2012, 2013 and 2014, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012, and (vi) Notes to Consolidated Financial Statements for the year ended December 31, 2014.

(1)	Previously filed with the Registration Statement on Form F-1, File No. 333-145994.

(2)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2007.

(3)	Previously filed as an exhibit on Form 6-K dated June 30, 2010.

(4)	Previously filed as an exhibit on Form 6-K dated May 7, 2010.

(5)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2011.

(6)	Previously filed as an exhibit on Form 6-K dated November 13, 2012.

(7)	Confidential treatment has been requested with certain portions of this exhibit. This exhibit omits the information subject to this confidential treatment request. The omitted information has been filed separately with the Securities and Exchange Commission.

(8)	Previously filed as an exhibit on Form 6-K dated December 11, 2013.

(9)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2012.

(10)	Previously filed as an exhibit on Form 6-K dated August 6, 2013.

(11)	Previously filed as an exhibit on Form 6-K dated September 26, 2014.

(12)	Previously filed as an exhibit on Form 6-K dated October 3, 2014.

(13)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2013.

(14)	Previously filed as an exhibit on Form 6-K dated November 17, 2014.
F-41

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fly Leasing Limited

By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

Dated: March 13, 2015

F-42