Form 20-F
period 2015-12-31
Fly Leasing Ltd
filed 2016-05-02
CIK 1407298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

35,671,400 Common Shares, par value of $0.001 per share.
100 Manager Shares, par value of $0.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark, if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐Accelerated filer ☒Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

PRELIMINARY NOTE

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Annual Report that are not historical facts, as well as statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive financial and operating covenants, interest rates, dividends, and acquisitions and dispositions of aircraft. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 "Key Information — Risk Factors" and elsewhere in this Annual Report.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Annual Report, (1) the terms "Fly," "Company," "we," "our" and "us" refer to Fly Leasing Limited and its subsidiaries; (2) the term "B&B Air Funding" refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term "Fly Peridot" refers to our subsidiary, Fly Peridot Holdings Limited; (4) the term "Fly Acquisition II" refers to our subsidiary, Fly Acquisition II Limited; (5) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (6) the term "BBAM LP" refers to BBAM Limited Partnership and its subsidiaries and affiliates; (7) the terms "BBAM" and "Servicer" refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP collectively; (8) the term "Manager" refers to Fly Leasing Management Co. Limited, the Company's manager; (9) the term "Fly-Z/C LP" refers to Fly-Z/C Aircraft Holdings LP; (10) the term "GAAM" refers to Global Aviation Asset Management; (11) the term "GAAM Portfolio" refers to the portfolio of 49 aircraft and other assets acquired from GAAM; and (12) the term "ECAF-I Transaction" refers to the portfolio of 33 aircraft contracted to be sold to ECAF I Ltd in June 2015.

Unless indicated otherwise, all percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of December 31, 2015.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft, which we lease under multi-year contracts to a diverse group of airlines throughout the world. Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. We completed our initial public offering on October 2, 2007, with the issuance of 18,695,650 common shares and completed a private placement of 14,907,800 common shares, each in the form of ADSs. We are listed on the New York Stock Exchange under the ticker symbol "FLY."

As of December 31, 2015, we had 80 aircraft in our portfolio, 79 of which were held for operating lease and one of which was recorded as an investment in direct finance lease. In addition, as of December 31, 2015, we had 13 aircraft held for sale.

Explanatory note regarding restatement

We have determined that our financial statements for the years ended December 31, 2014 and 2013 and for prior years contained errors resulting from the incorrect accounting for aircraft purchased with in-place leases. We have restated those financial statements to make the necessary accounting adjustments. Accordingly, this Form 20-F includes changes to (i) our consolidated balance sheet as of December 31, 2014 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the years ended December 31, 2014 and 2013, including the cumulative impact of the adjustments for periods prior to January 1, 2013, in Item 18; (ii) our selected financial data as of, and for the years ended, December 31, 2014, 2013, 2012 and 2011 in Item 3; (iii) our Operating and Financial Review and Prospects in Item 5; and (iv) our unaudited quarterly financial information for each of the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 and each quarter in 2014 in Note 21 in Item 18.

When purchasing an aircraft with an in-place lease, we previously did not identify, measure and account for maintenance rights acquired.

We now identify, measure and account for maintenance right assets and liabilities associated with our acquisitions of aircraft with in-place leases. A maintenance right asset represents the fair value of our contractual right under a lease to receive an aircraft in an improved maintenance condition as compared to the maintenance condition on the acquisition date. A maintenance right liability represents our obligation to pay the lessee for the difference between the lease end contractual maintenance condition of the aircraft and the actual maintenance condition of the aircraft on the acquisition date.

Our aircraft are typically subject to triple-net leases pursuant to which the lessee is responsible for maintenance, which is accomplished through one of two types of provisions in our leases: (i) end of lease return conditions (EOL Leases) or (ii) periodic maintenance payments (MR Leases).

EOL Leases

Under EOL Leases, the lessee is obligated to comply with certain return conditions which require the lessee to perform lease end maintenance work or make cash compensation payments at the end of the lease to bring the aircraft into a specified maintenance condition.

Maintenance right assets in EOL Leases represent the difference in value between the contractual right to receive an aircraft in an improved maintenance condition as compared to the maintenance condition on the acquisition date. Maintenance right liabilities exist in EOL Leases if, on the acquisition date, the maintenance condition of the aircraft is greater than the contractual return condition in the lease and we are required to pay the lessee in cash for the improved maintenance condition. Maintenance right assets, net are recorded as a separate line item on our balance sheet.

When we have recorded maintenance right assets with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry in the contractually specified maintenance condition without any cash payment to us by the lessee, the maintenance right asset is relieved and an aircraft improvement is recorded to the extent the improvement is substantiated and deemed to meet our capitalization policy; (ii) the lessee pays us cash compensation at lease expiry equal to or in excess of the value of the maintenance right asset, the maintenance right asset is relieved and any excess is recognized as end of lease income consistent with our existing policy; or (iii) the lessee pays us cash compensation at lease expiry that is less than the value of the maintenance right asset, the cash is applied to the maintenance right asset and the balance of such asset is relieved and recorded as an aircraft improvement to the extent the improvement is substantiated and meets our capitalization policy. Any aircraft improvement will be depreciated over a period to the next scheduled maintenance event in accordance with our policy with respect to major maintenance.

When we have recorded maintenance right liabilities with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry in the contractually specified maintenance condition without any cash payment by us to the lessee, the maintenance right liability is relieved and end of lease income is recognized; (ii) we pay the lessee cash compensation at lease expiry of less than the value of the maintenance right liability, the maintenance right liability is relieved and any difference is recognized as end of lease income; or (iii) we pay the lessee cash compensation at lease expiry in excess of the value of the maintenance right liability, the maintenance right liability is relieved and the excess amount is recorded as an aircraft improvement.

MR Leases

Under MR Leases, the lessee is required to make periodic payments to us for maintenance based upon usage of the aircraft. When qualified major maintenance is performed during the lease term, we are required to reimburse the lessee for the costs associated with such maintenance. At the end of lease, we are entitled to retain any cash receipts in excess of the required reimbursements to the lessee.

Maintenance right assets in MR Leases represent the right to receive an aircraft in an improved condition relative to the actual condition on the acquisition date. The aircraft is improved by the performance of qualified major maintenance paid for by the lessee who is reimbursed by us from the periodic maintenance payments that we receive. Maintenance right assets, net will be recorded as a separate line item on our balance sheet.

When we have recorded maintenance right assets with respect to MR Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry and no qualified major maintenance has been performed by the lessee since the acquisition date, the maintenance right asset is offset by the amount of the associated maintenance payment liability and any excess is recorded as end of lease income, which is consistent with our existing policy; or (ii) we have reimbursed the lessee for the performance of qualified major maintenance, the maintenance right asset is relieved and an aircraft improvement is recorded.

Under MR Leases, we do not record a maintenance right liability because we have no obligation to make payments to the lessee, beyond reimbursement of maintenance payment liabilities or payment of lease incentive obligations, which are already recorded in our financial statements.

Effects of Restatement

As a result of the accounting adjustments to our financial statements for the years ended December 31, 2014 and 2013, the net book values of our aircraft in prior years have been restated, and a net maintenance right asset recorded, which has impacted the amount of end of lease income, gains on sale of aircraft, depreciation expense, impairment, debt extinguishment and provision for income taxes recorded in prior years. These amounts also have been restated. The adjustments with respect to maintenance rights resulted in an increase in net income of $3.2 million and $1.5 million, respectively, for the years ended December 31, 2014 and 2013.

We also have made other adjustments related to immaterial errors, including certain corrections that had been previously identified but not recorded because they were immaterial, individually and in the aggregate, to our consolidated financial statements. These corrections included reclassification of loan fees to unamortized debt discounts and adjustments to (i) expense acquisition fees related to aircraft purchased with in-place leases, (ii) record an impairment charge on one aircraft, (iii) recognize rental income previously deferred, (iv) defer equity in earnings from our unconsolidated subsidiary, (v) record the associated income tax effect of items (i) through (iv) and (vi) record deferred tax asset valuation allowance. While none of these other adjustments were individually material, they have been made as part of the restatement process.

Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current period presentation. Such reclassification has had no impact on consolidated net income or shareholders' equity.

For more information regarding the restatement, refer to "Operating and Financial Review and Prospects," in Item 5 of this Form 20-F and Note 2, "Restatement of Consolidated Financial Statements," and Note 21, "Summary of Quarterly Results of Operations (Unaudited)," of the Notes to the Consolidated Financial Statements in Item 18 of this Form 20-F.

In connection with the restatement, we have assessed the effectiveness of our system of internal control over financial reporting as a result of the non-recognition of maintenance rights when purchasing aircraft with in-place leases. We have identified a material weakness in our internal control over financial reporting with respect to our accounting policies and internal controls for aircraft acquired with in-place leases, and have determined that our internal controls and procedures were not effective as of December 31, 2015. Management has developed and is implementing processes and procedures to remediate the material weakness in our internal control over financial reporting. We believe that, as a result of restating the prior year financial statements, our in-depth review of our accounting processes and internal controls, as well as our remediation efforts, there are no material inaccuracies or omissions of material fact in this Form 20-F and, to the best of our knowledge, we believe that the consolidated financial statements in this Form 20-F present fairly in all material respects our financial condition, consolidated statements of income and cash flows in conformity with GAAP. See Item 15 of this Form 20-F, "Controls and Procedures."

Item 19 of this Form 20-F contains the currently dated certifications from our principal executive officer and principal financial officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Ernst & Young LLP has dual dated its report on the consolidated financial statements and updated its consent to the date of this filing.

Selected Financial Data

The following selected financial data should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and our audited consolidated financial statements and notes related thereto included in Item 18 "Financial Statements" in this Annual Report. The selected financial data presented below are our operating results for the years ended December 31, 2015, 2014, 2013, 2012 and 2011.

	(Dollars in thousands, except per share data) Years ended
	2015	2014	2013	2012	2011
		As restated	As restated	As restated	As restated
Statement of income data:
Operating lease revenue	$429,691	$406,563	$351,792	$356,102	$230,716
Gain on sale of aircraft	28,959	14,761	5,421	7,892	9,137
Gain on sale of investment in unconsolidated subsidiary	—	—	—	36,882	—
Total revenues	462,397	425,548	360,634	411,167	248,789
Total expenses	434,200	356,673	303,560	368,670	242,637
Net income	22,798	60,184	53,940	38,234	1,341
Earnings per share:
Basic	$0.52	$1.42	$1.55	$1.45	$0.04
Diluted	$0.52	$1.42	$1.55	$1.44	$0.04
Dividends declared and paid per share	$1.00	$1.00	$0.88	$0.84	$0.80

Basic and diluted earnings per share are calculated by dividing net income, less the dividend equivalent amounts paid, by the weighted average number of basic and diluted shares outstanding for the year.

	(Dollars in thousands, except per share data) As of December 31,
	2015	2014	2013	2012	2011
Balance sheet data:		As restated	As restated	As restated	As restated
Total assets	$3,428,275	$4,218,408	$3,660,679	$2,960,926	$3,199,742
Total liabilities	2,771,311	3,462,154	2,918,583	2,437,115	2,755,465
Total shareholders' equity	656,964	756,254	742,096	523,811	444,277
Number of shares outstanding	35,671,400	41,432,998	41,306,338	28,040,305	25,685,527

Risk Factors

The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and the trading price of our shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and the trading price of our shares.

Risks Related to Our Business

Our business is affected by general economic and financial conditions, which could adversely affect our results of operations.

Our business and results of operations are significantly affected by general business, financial market and economic conditions. The worsening of economic conditions, particularly if combined with volatile fuel prices, and currency fluctuations may have a material adverse effect on our lessees' ability to meet their financial and other obligations under our operating leases, which, if our lessees default on their obligations to us or seek to renegotiate the terms of their leases, could have a material adverse effect on our financial condition, cash flow and results of operations. General business and economic conditions that could affect us include interest rate fluctuations, volatility in foreign exchange rates, inflation, unemployment levels, bankruptcies, restructurings and mergers in the airline industry, volatile fuel costs, demand for passenger and cargo air travel, volatility in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of credit, investor and consumer confidence, global economic growth and the strength of local economies in which we operate.

The variability of supply and demand for aircraft could depress lease rates and the value of our leased assets, which could have a material adverse effect on our financial results, our growth prospects and our ability to meet our debt obligations.

The aviation industry has experienced periods of aircraft oversupply and weak demand. The economic downturn and the slowdown in air travel between 2008 and early 2010 contributed to a decrease in the demand for aircraft. More recently, the airline industry has committed to a significant number of aircraft deliveries through order placements with manufacturers, and manufacturers have increased production rates of some aircraft types in response. The increase in production levels could result in an oversupply of these aircraft types if growth in airline traffic does not meet expectations. The oversupply of a specific type of aircraft in the market is likely to depress lease rates for, and the value of, that aircraft type. Any oversupply of new aircraft also could depress lease rates for, and the value of, used aircraft.

The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are not under our control, including:

●	passenger air travel and air cargo demand;

●	geopolitical and other events, including war, acts of terrorism, civil unrest, outbreaks of epidemic diseases and natural disasters;

●	airline operating costs, including fuel costs;

●	general economic conditions affecting our lessees' operations;

●	governmental regulation, including new airworthiness directives, statutory limits on age of aircraft, and restrictions in certain jurisdictions on the age of aircraft for import, climate change initiatives and environmental regulation, and other factors leading to obsolescence of aircraft models;

●	interest and foreign exchange rates;

●	airline restructurings and bankruptcies;

●	increased supply due to the sale of aircraft portfolios;

●	availability and cost of credit;

●	manufacturer production levels and technological innovation;

●	retirement and obsolescence of aircraft models;

●	manufacturers merging or exiting the industry or ceasing to produce aircraft or engine types;

●	accuracy of estimates relating to future supply and demand made by manufacturers and lessees;

●	reintroduction into service of aircraft or engines previously in storage; and

●	airport and air traffic control infrastructure constraints.

Any of these factors may produce sharp and prolonged decreases in aircraft values and achievable lease rates, which would have a negative impact on the value of our fleet, and may prevent our aircraft from being leased or re-leased on favorable terms, or at all. Any of these factors could have a material adverse effect on our financial results, our growth prospects and our ability to meet our debt obligations.

We will need additional capital to finance our growth and refinance our existing debt, and we may not be able to obtain it on acceptable terms, or at all, which may adversely affect our financial results, and inhibit our ability to grow and compete in the commercial aircraft leasing market.

Our ability to acquire additional aircraft and to refinance our existing debt depends to a significant degree on our ability to access debt and equity capital markets. Our access to capital markets will depend on a number of factors including our historical and expected performance, compliance with the terms of our debt agreements, general market conditions, interest rate fluctuations and the relative attractiveness of alternative investments. In addition, volatility or disruption in the capital markets or a downgrade in our credit ratings could cause lenders to be reluctant or unable to provide us with financing on terms acceptable to us, or to increase the costs of such financing. We compete with other lessors and airlines when acquiring aircraft and our ability to grow our portfolio is dependent on our ability to access attractive financing. The terms of our debt facilities include significant restrictions on our ability to incur additional indebtedness. If we are unable to raise additional funds or obtain capital on acceptable terms, our growth opportunities will be limited and our ability to refinance our existing debt could be adversely affected, any of which could have a material adverse effect on our financial condition, cash flow and results of operations, and inhibit our ability to grow and compete in the commercial aircraft leasing market.

Our future growth and profitability will depend on our ability to acquire aircraft and make other strategic investments.

Growth through future acquisitions of additional commercial aircraft requires the availability of capital. Even if capital were available, the market for commercial aircraft is cyclical, sensitive to economic instability and extremely competitive, and we may encounter difficulties in acquiring aircraft on favorable terms, or at all. A significant increase in our cost to acquire aircraft may make it more difficult for us to make accretive acquisitions. Any acquisition of aircraft may not be profitable to us. In addition, acquisition of additional aircraft and other investments that we may make, may expose us to risks that may harm our business, financial condition, results of operations and cash flow, including risks that we may:

●	impair our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions and investments;

●	significantly increase our interest expense and financial leverage to the extent we incur additional debt to finance acquisitions and investments;

●	incur or assume unanticipated liabilities, losses or costs associated with the aircraft that we acquire, or investments we may make; or

●	incur other significant charges, including asset impairment or restructuring charges.

Our aircraft portfolio sales are contingent upon the satisfaction of a number of conditions, and may fail to be completed in the timeframe anticipated, or at all.

In 2015, we agreed to sell 45 aircraft in two portfolio sales (the "Sale Transactions"). As of December 31, 2015, we had delivered 32 of these aircraft to the purchasers. One of the aircraft was removed from the Sale Transactions and was sold to an independent purchaser in 2016.

Subsequent to December 31, 2015, ten additional aircraft in the Sale Transactions have been delivered. It is possible that we will not be able to deliver the remaining two aircraft in the timeframe anticipated because such deliveries are subject to customary closing conditions, some of which are outside of our control.

We operate in a highly competitive market for investment opportunities in aircraft.

The leasing and remarketing of commercial jet aircraft is highly competitive. We compete with other aircraft leasing companies, including AerCap Holdings N.V., Air Lease Corp., Aircastle Limited, Aviation Capital Group, Avolon Holdings Limited, AWAS, Bank of China Aviation, Boeing Capital Corporation, Bohai Leasing, CIT Aerospace, GE Commercial Aviation Services Limited (GECAS), ICBC Leasing, Intrepid Aviation Limited, Jackson Square Aviation, Macquarie Bank Limited, and SMBC Aviation Capital, among others. We also may encounter competition from other entities that selectively compete with us, including:

●	airlines;

●	aircraft manufacturers;

●	financial institutions (including those seeking to dispose of repossessed aircraft at distressed prices);

●	aircraft brokers;

●	special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft; and

●	public and private partnerships, investors and funds, including private equity and hedge funds.

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

Competition in the purchase and sale of used aircraft is based principally on the availability of used aircraft, price, the terms of the lease to which an aircraft is subject and the creditworthiness of the lessee. When we decide to dispose of an aircraft, BBAM, as our servicer, will arrange the disposition pursuant to the terms of the relevant servicing agreement. In doing so, BBAM will compete with other aircraft leasing companies, as well as with the other types of entities described above.

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

Aircraft are long-lived assets, requiring long lead times to develop and manufacture, with particular types and models becoming obsolete and less in demand over time when newer, more advanced aircraft are manufactured. By acquiring used aircraft, we have greater exposure to more rapid obsolescence of our fleet, particularly if there are unanticipated events shortening the life cycle of such aircraft, such as government regulation or changes in our airline customers' preferences. This may result in a shorter life cycle for our fleet and, accordingly, declining lease rates, impairment charges or increased depreciation expense.

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

Unlike new aircraft, used aircraft typically do not carry warranties as to their condition. As a result, we may not be able to claim any warranty related expenses on used aircraft. Although we may inspect an existing aircraft and its documented maintenance, usage, lease and other records prior to acquisition, we may not discover all defects during an inspection. Repairs and maintenance costs for existing aircraft are difficult to predict and generally increase as aircraft age and can be adversely affected by prior use. These costs could decrease our cash flow and reduce our liquidity.

We may enter into strategic ventures which pose risks including a lack of complete control over the enterprise, and our financial results and growth prospects may be adversely affected if we encounter disputes, deadlocks or other conflicts of interest with our strategic partners.

We may occasionally enter into strategic ventures or investments with third parties. For example, we have a 57% investment in a joint venture that owns two Boeing 767-300 aircraft. We may have limited management rights in our strategic ventures and may not control decisions regarding the remarketing or sale of aircraft owned by these strategic ventures. In addition, if we are unable to resolve a dispute with a strategic partner that retains material managerial veto rights, we might reach an impasse that could require us to liquidate our investment at a time and in a manner that would result in our losing some or all of our original investment in the venture, which could have an adverse effect on our financial results and growth prospects. These strategic ventures and investments also may subject us to unforeseen risks, including adverse tax consequences and additional reporting and compliance requirements.

We have restated our prior consolidated financial statements, which may lead to additional risks and uncertainties, including substantial costs for accounting and legal fees, shareholder litigation, and potential negative impact on investor confidence.

As discussed in Note 2 to our consolidated financial statements included in Item 18 of this Form 20-F, we have restated our consolidated financial statements for the years ended December 31, 2014 and 2013 and for the quarterly periods within the fiscal years ended December 31, 2015 and 2014, including the cumulative effect of the adjustments for periods prior to January 1, 2013. The determination to restate these consolidated financial statements and the unaudited interim condensed consolidated financial statements was made by our Audit Committee upon management's recommendation following the identification of errors related to our accounting for aircraft purchased with in-place leases.

As a result of this restatement, we have become subject to a number of additional risks and uncertainties, including substantial costs for accounting and legal fees in connection with or related to the restatement and related shareholder litigation. In addition, the fact that we have restated our consolidated financial statements may negatively impact investor confidence in us.

We have identified a material weakness in our internal control over financial reporting which could, if not remediated, result in additional material misstatements in our financial statements.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. As disclosed in Item 15 of this Form 20-F, management identified a material weakness in our internal control over financial reporting related to the accounting for maintenance rights in connection with the purchase of aircraft with in-place leases. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of this material weakness, our management concluded that our internal control over financial reporting was not effective as of December 31, 2015 based on criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control—An Integrated Framework. We have reviewed and assessed the acquisition of aircraft with in-place leases since our inception to identify whether a maintenance right asset or liability existed. We also have developed and are implementing a remediation plan designed to address this material weakness. See Item 15, "Controls and Procedures." If our remediated controls are deemed ineffective, or if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our financial statements may contain additional material misstatements.

Litigation pending against us could materially impact our business and results of operations.

We are currently party to a putative shareholder class action lawsuit. We believe this lawsuit is without merit, and intend to defend it. See Item 8, "Financial Information – Legal Proceedings." However, failure by us to obtain a favorable resolution of the claims set forth in the complaint could have a material adverse effect on our business, results of operations and financial condition. Currently, the amount of such material adverse effect cannot be reasonably estimated, and no provision or liability has been recorded for these claims. The costs associated with defending and resolving the lawsuit and ultimate outcome cannot be predicted. These matters are subject to inherent uncertainties and the actual cost, as well as the distraction from the conduct of our business, will depend upon many unknown factors and management's view of these factors may change in the future.

A new standard for lease accounting has been issued and we are currently evaluating its impact.

On February 25, 2016, the Financial Accounting Standards Board ("FASB") issued its new lease standard, ASU 2016-02, Leases ("ASU 2016-02"). Based on this new standard, the accounting for leases by lessors would basically remain unchanged from the existing concepts in ASC 840, Leases, accounting. FASB has decided that lessors would be precluded from recognizing selling profit and revenue at lease commencement for any sales-type or direct finance lease that does not transfer control of the underlying asset to the lessee. This requirement aligns the notion of what constitutes a sale in the lessor accounting guidance with that in the forthcoming revenue recognition standard, which evaluates whether a sale has occurred from the customer's perspective.

The standard will be effective for public business entities for annual periods beginning after December 15, 2018 (i.e., calendar periods beginning on January 1, 2019), and interim periods therein. For all other entities, the standard would be effective for annual periods beginning after December 15, 2019 (i.e., calendar periods beginning on January 1, 2020), and interim periods therein. Early adoption will be permitted for all entities.

We are currently evaluating the potential impact the adoption of  ASU 2016-02 will have on our consolidated financial statements.

Risks Relating to Our Aircraft Portfolio

Factors that increase the risk of decline in aircraft value and achievable lease rates could have an adverse effect on our financial results and growth prospects and on our ability to meet our debt obligations.

In addition to factors linked to the aviation industry generally, other factors that may affect the value and achievable lease rates of our aircraft include:

●	the particular maintenance, damage and operating history of the airframes and engines;

●	the number of operators using a type of aircraft or engine;

●	whether an aircraft is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

●	the age of our aircraft;

●	airworthiness directives and service bulletins;

●	aircraft noise and emission standards;

●	any tax, customs, regulatory and other legal requirements that must be satisfied when an aircraft is purchased, sold or re-leased;

●	compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type; and

●	decreases in the creditworthiness of our lessees.

Any decrease in the values of and achievable lease rates for commercial aircraft that may result from the above factors or other unanticipated factors may have a material adverse effect on our financial results and growth prospects and our ability to meet our debt obligations.

The advent of superior aircraft technology or the introduction of a new line of aircraft could cause our existing aircraft portfolio to become outdated and therefore less desirable, which could adversely affect our financial results and growth prospects and our ability to compete in the marketplace.

As manufacturers introduce technological innovations and new types of aircraft, certain aircraft in our existing aircraft portfolio may become less desirable to potential lessees or purchasers. Such technological innovations may increase the rate of obsolescence of existing aircraft faster than currently anticipated by our management or accounted for in our accounting policy. For example, the Boeing 787 and the Airbus A350, which recently entered production, provide improved fuel consumption and operating economics as compared to earlier aircraft types. In addition, Airbus recently launched the A320neo family and Boeing plans to launch the 737 MAX family of aircraft by 2017. These "next generation" narrow-body aircraft are expected to improve fuel consumption and to reduce noise, emissions and maintenance costs as compared to current models. In addition, Embraer, Bombardier Inc., Commercial Aircraft Corporation of China Ltd and Sukhoi Company (JSC) in Russia are developing aircraft models that will compete with existing Airbus and Boeing aircraft. It is not certain how these new aircraft offerings will impact the demand and liquidity of existing equipment. In addition, the imposition of more stringent noise or emissions standards may make certain of our aircraft less desirable and less valuable in the marketplace. Any of these risks could adversely affect our ability to lease or sell our aircraft on favorable terms or at all or our ability to charge rental amounts that we would otherwise seek to charge, all of which could have an adverse effect on our financial results.

Our operational costs will increase as our aircraft age.

As of December 31, 2015, the weighted average age of our aircraft was 6.6 years. In general, the cost of re-leasing an aircraft, including maintenance and modification expenditures, increases with the age of the aircraft. The costs of converting an aging passenger aircraft to a cargo aircraft are also substantial. The incurrence of these greater expenditures as our fleet ages could adversely affect our financial results and cash flow.

The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these particular types of aircraft occur.

As of December 31, 2015, our aircraft portfolio contained a mix of aircraft types, including Airbus A319 aircraft, A320 aircraft, A321 aircraft, A330 aircraft, and A340 aircraft, and Boeing 737 aircraft, Boeing 757 aircraft, Boeing 767 aircraft, Boeing 777 aircraft and Boeing 787 aircraft. 67% of these aircraft are single-aisle, narrow-body aircraft, as measured by net book value. Our business and financial results could be negatively affected if the market demand for any of these aircraft types (or other types that we acquire in the future) declines, if any of them is redesigned or replaced by its manufacturer. Out-of-production aircraft, such as the Boeing 757 and Airbus A340, current models of the A320 family, known as the CEO, and Boeing 737, known as Next Generation, may have shorter useful lives or lower residual values due to obsolescence. In addition, if any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value, and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may materially reduce our revenues and net income to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio.

Depreciation expenses and impairment charges could have a material adverse effect on our financial condition and results of operations.

Our aircraft have finite economic lives. Over time, their values depreciate in the ordinary course, and their ability to generate earnings and cash flow for our business declines. If depreciated aircraft are not replaced with newer aircraft, our ability to generate earnings and cash to meet our debt service obligations will be reduced. In addition, we depreciate our aircraft for accounting purposes on a straight-line basis to the aircraft's estimated residual value over its estimated useful life. If we dispose of an aircraft for a price that is less than its depreciated value, then we would be required to recognize a loss that would reduce our net income during the period of the disposition and reduce our total assets and shareholders' equity.

Aircraft in our portfolio and any other aircraft that we acquire in the future are subject to periodic review for impairment for accounting purposes. In the years ended December 31, 2015, 2014 and 2013, we recognized impairment charges of $66.1 million, $1.2 million and $6.2 million, respectively. In the future, if expected cash flows related to any of our aircraft are adversely affected by factors including credit deterioration of a lessee, declines in rental rates, shortened economic life, residual value risk and other market conditions, then we may be required to recognize additional depreciation or material impairment charges that would reduce our net earnings or increase our net losses.

Our financial performance depends partly on our ability to regularly sell aircraft, and we may not be able to do so on favorable terms, or at all.

Our financial performance depends partly on our ability to regularly sell aircraft profitably. Our ability to sell our aircraft profitably, or at all, will depend on conditions in the airline industry and general market and competitive conditions at the time we seek to sell. In addition, our ability to sell our aircraft will be affected by the particular maintenance, damage and operating history of the aircraft and its engines. Failure to sell aircraft regularly and profitably could have a material adverse effect on our financial condition, cash flow and results of operations.

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

If our lessees fail to fulfill their financial obligations, liens may attach to our aircraft. In some jurisdictions, aircraft liens or separate engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft (or, if applicable, the engines separately). We cannot assure you that the lessees will comply with their obligations under the leases to discharge liens arising during the terms of the leases. We may, in some cases, find it necessary to pay the claims secured by such liens in order to repossess or sell the aircraft or obtain the aircraft or engines from a creditor thereof. These payments, and associated legal and other expenses, would be required expenses for us, and would reduce our net income and cash flow.

We cannot assure you that lessees and governmental authorities will comply with the registration and deregistration requirements in the jurisdictions where our lessees operate.

All of our aircraft are required to be registered at all times with appropriate governmental authorities. Generally, in jurisdictions outside the United States, failure by a lessee to maintain the registration of a leased aircraft would be a default under the applicable lease, entitling us to exercise our rights and remedies thereunder. If an aircraft were to be operated without a valid registration, the lessee or, in some cases, the owner or lessor might be subject to penalties, which could result in a lien being placed on such aircraft. Failure to comply with registration requirements also could have other adverse effects, including inability to operate the aircraft and loss of insurance. We cannot assure you that all lessees will comply with these requirements.

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

Risks Relating to Our Leases

We will need to re-lease or sell aircraft as leases expire to continue to generate sufficient funds to meet our debt obligations and finance our growth and operations. We may not be able to re-lease or sell aircraft on favorable terms, or at all.

Our business strategy entails the need to re-lease aircraft as our current leases expire to generate sufficient revenues to meet our debt obligations and finance our growth and operations. The ability to re-lease aircraft depends on general market and competitive conditions. If we are not able to re-lease an aircraft or to do so on favorable terms, we may be required to attempt to sell the aircraft to provide funds for our debt service obligations or to otherwise finance our operations. Our ability to re-lease or sell aircraft on favorable terms or without significant off-lease time and transition costs could be adversely affected by general economic conditions, market conditions in the airline industry, airline bankruptcies, restructurings and mergers, the effects of terrorism and war, the sale of other aircraft by financial institutions or other factors.

We rely on our lessees' continuing performance of their lease obligations.

We operate as a supplier to airlines and are indirectly impacted by the risks facing airlines today. Our success depends upon the financial strength of our lessees, our ability to assess the credit risk of our lessees and the ability of lessees to perform their contractual obligations to us. The ability of each lessee to perform its obligations under its lease will depend primarily on the lessee's financial condition and cash flow, which may be affected by factors beyond our control, including:

●	competition;

●	fare levels;

●	air cargo rates;

●	passenger air travel and air cargo demand;

●	geopolitical and other events, including war, acts of terrorism, civil unrest, outbreaks of epidemic diseases and natural disasters;

●	increases in operating costs, including the availability and cost of jet fuel and labor costs;

●	labor difficulties;

●	economic and financial conditions and currency fluctuations in the countries and regions in which the lessee operates; and

●	governmental regulation of, or affecting, the air transportation business, including noise and emissions regulations, climate change initiatives and age limitations.

We expect that some lessees may encounter financial difficulties or suffer liquidity problems and, as a result, will struggle to make lease payments under our operating leases. We further expect that lessees experiencing financial difficulties may seek a reduction in their lease rates or other concessions in lease terms. We could experience increased delinquencies, particularly in any future downturns in the airline industry, which could worsen the financial condition and liquidity problems of these lessees. In addition, many airlines are exposed to currency risk due to the fact that they earn revenues in their local currencies and certain of their liabilities and expenses are denominated in U.S. dollars, including lease payments to us. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow and may adversely affect our ability to make payments on our indebtedness.

We are typically not in possession of any aircraft while the aircraft are on lease to the lessees. Consequently, our ability to determine the condition of the aircraft or whether the lessees are properly maintaining the aircraft is limited to periodic inspections that we perform or that are performed on our behalf by third-party service providers or aircraft inspectors. A lessee's failure to meet its maintenance obligations under a lease could:

●	result in a grounding of the aircraft;

●	cause us to incur costs in restoring the aircraft to an acceptable maintenance condition to re-lease the aircraft;

●	adversely affect lease terms in the re-lease of the aircraft; and

●	adversely affect the value of the aircraft.

We cannot assure you that, in the event that a lessee defaults under a lease, any security deposit paid or letter of credit provided by the lessee will be sufficient to cover the lessee's outstanding or unpaid lease obligations and required maintenance expenses or be sufficient to discharge liens that may have attached to our aircraft.

If our lessees encounter financial difficulties and we decide to restructure our leases with those lessees, this could result in less favorable leases, significant reductions in our cash flows and adversely affect our ability to meet our debt obligations.

We have restructured leases when lessees are late in making payments, fail to make required payments or have otherwise advised us that they expect to default in making required payments. A lease restructuring can involve a rescheduling of payments or even termination of a lease without receiving all or any of the past-due or deferred amounts. The terms and conditions of possible lease restructurings could result in a significant reduction of lease revenue which would have an adverse impact on our cash flow available for distribution. We may receive more requests for lease restructurings if any of our lessees should experience financial difficulties in the future.

Lease defaults could result in significant expenses and loss of revenues.

In 2015, we terminated five leases prior to their expiration dates, and we may repossess additional aircraft in the future. Repossession, re-registration and flight and export permissions after a lessee default typically result in greater costs than those incurred when an aircraft is redelivered at the end of a lease. These costs include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of an aircraft which could be significant, particularly if the lessee is contesting the proceedings or is in bankruptcy. Delays resulting from repossession proceedings also would increase the period of time during which an aircraft does not generate lease revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in a condition suitable for re-lease or sale. We may also incur storage costs associated with any aircraft that we repossess and are unable to immediately place with another lessee. It may also be necessary to pay off liens, taxes and governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including liens that a defaulting lessee may have incurred in connection with the operation of its other aircraft.

We may also suffer other adverse consequences as a result of a lessee default and the related termination of the lease and the repossession of the related aircraft. It is likely that our rights upon a lessee default will vary significantly depending upon the jurisdiction of operation and the applicable law, including the need to obtain a court order for repossession of the aircraft and/or consents for deregistration or re-export of the aircraft. We anticipate that when a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or entitle the lessee or another third party to retain possession of the aircraft without paying lease rentals or performing all or some of the obligations under the relevant lease. In addition, certain of our lessees are owned in whole, or in part, by government-related entities, which could make it difficult to repossess our aircraft in that lessee's domicile. Accordingly, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft.

If we repossess an aircraft, we will not necessarily be able to export or deregister and profitably redeploy the aircraft. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which an aircraft is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist deregistration. Significant costs may also be incurred in retrieving or recreating aircraft records required for registration of the aircraft and obtaining a certificate of airworthiness for the aircraft or engine. In addition, we may not be able to release a repossessed aircraft at a similar lease rate. Lessee defaults and related expenses may materially and adversely affect our financial condition and results of operations.

Our lessees' failure to comply with their maintenance obligations on our aircraft could significantly harm our financial condition and results of operations.

The standards of maintenance observed by our lessees and the condition of aircraft at the time of sale or lease may affect the market values and rental rates of our aircraft. Under each of our leases, the lessee is primarily responsible for maintaining the aircraft and complying with all governmental requirements applicable to the lessee and to the aircraft, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. A lessee's failure to perform required maintenance during the term of a lease could result in a diminution in the value of an aircraft, an inability to re-lease the aircraft at favorable rates or at all, or a potential grounding of the aircraft.

Failure by a lessee to maintain an aircraft would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft to an acceptable condition prior to re-leasing or sale. Even if we are entitled to receive maintenance payments, these payments may not cover the entire cost of actual maintenance required. If we are unable to re-lease an aircraft when it comes off-lease because we need to make repairs or conduct maintenance, we may realize a substantial loss of cash flow without any corresponding decrease in our debt service obligations with respect to that aircraft. Any failure by our lessees to maintain our aircraft may materially adversely affect our financial results, cash flow, aircraft values and growth prospects.

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

As in the case of maintenance costs, we may incur other operational costs upon a lessee default or where the terms of the lease require us to pay a portion of those costs. Such costs, which can be substantial, include:

●	the costs of casualty, liability, war and political risk insurance and the liability costs or losses when insurance coverage has not been or cannot be obtained as required or is insufficient in amount or scope;

●	the costs of licensing, exporting or importing an aircraft, costs of storing and operating an aircraft, airport taxes, customs duties, air navigation charges, landing fees and similar governmental or quasi-governmental impositions; and

●	penalties and costs associated with the failure of lessees to keep the aircraft registered under all appropriate local requirements or obtain required governmental licenses, consents and approvals.

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

Although we do not expect to control the operation of our leased aircraft, our ownership of the aircraft could give rise, in some jurisdictions, to strict liability for losses resulting from their operation. Our lessees are required to indemnify us for, and insure against, liabilities arising out of the use and operation of the aircraft, including third-party claims for death or injury to persons and damage to property for which we may be deemed liable. Lessees are also required to maintain public liability, property damage and hull all risks and hull war risks insurance on the aircraft at agreed upon levels. However, they are not generally required to maintain political risk insurance. There may be circumstances under which it would be desirable for us to maintain "top-up" and/or political risk coverage at our expense, which would add to our operating expenses.

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

As of December 31, 2015, six of our leases provided the lessees with early termination options. We also could enter into leases in the future that provide lessees with early termination options. If any lease is terminated early at a time when we could not re-lease the aircraft at rates at least as favorable to us as the terminated lease, our results of operations could be adversely affected.

Risks associated with the concentration of our lessees in certain geographical regions could harm our business.

In addition to global economic conditions, our business is exposed to local economic and political conditions that can influence the performance of lessees located in a particular region. Such conditions can be adverse to us, and may include regional recession and financial or political emergencies, additional regulation or, in extreme cases, seizure of our aircraft. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions. In the year ended December 31, 2015, we had our largest concentration of total revenues in Europe (42%), followed by Asia and the South Pacific (31%), North America (10%), Mexico, South and Central America (10%), and the Middle East and Africa (7%). Severe recession in any of these regions, or the inability to resolve financial or political emergencies in any particular region where we have many customers, could result in additional failures of airlines and could have a material adverse effect on our financial condition, cash flow and results of operations.

The risks associated with the geographical concentration of our lessees may become exacerbated as our aircraft are re-leased to lessees or subleased to sublessees in other regions or as we acquire additional aircraft.

We derived approximately 61% of our total operating lease revenues for the year ended December 31, 2015 from airlines in emerging markets. Emerging markets have less developed economies and infrastructure and are often more vulnerable to business and political disturbances. The emerging markets in which our lessees were based have included Brazil, China, Ethiopia, India, Indonesia, Mexico, Moldova, the Philippines, Russia, Serbia, Thailand, Turkey and the United Arab Emirates. These countries may experience significant fluctuations in GDP, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of unexpected taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability may adversely affect our ownership interest in aircraft or the ability of lessees which operate in these markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For example, certain countries may not have fully implemented the Cape Town Convention on International Interests in Mobile Equipment, a treaty that, among other things, established international standards for the registration, protection and enforcement of lessors' and financiers' rights in aircraft. These matters may not be resolved on terms favorable to us, or in a timely fashion.

Risks Related to the Aviation Industry

Airline reorganizations could impair our lessees' ability to comply with their lease payment obligations to us.

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

Changes in fuel prices can adversely affect the profitability of the airline industry and our lessees' ability to meet their lease payment obligations to us.

Fuel costs represent a major expense to airlines, significantly impacting the profitability of the airline industry and our lessees' operating results. Fuel prices fluctuate widely, driven primarily by international market conditions, geopolitical and environmental events, regulatory changes and currency exchange rates. In recent years, fuel prices have been volatile, increasing and decreasing rapidly due to factors outside of airlines' control.

Higher fuel costs may have a material adverse impact on airline profitability, including the profitability of our lessees. Due to the competitive nature of the airline industry, airlines may not be able to pass on increases in fuel prices to their customers by increasing fares. If they pass on the higher costs, it may adversely affect demand for air travel, which would reduce revenues to our customers. In addition, airlines may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations.

A sustained period of lower fuel costs may adversely affect regional economies that depend on oil revenue, including those in which our lessees operate.

Consequently, these conditions may (i) affect our lessees' ability to make rental and other lease payments; (ii) result in lease restructurings and aircraft repossessions; (iii) impair our ability to re-lease or dispose the aircraft on a timely basis at favorable rates; and (iv) reduce the proceeds received for the aircraft upon any disposition. Any of these results could have a material adverse effect on our financial position, cash flow and results of operations.

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

Each lessee generally is responsible for complying with airworthiness directives with respect to its aircraft and is required to maintain the aircraft's airworthiness. To the extent that a lessee fails to comply with airworthiness directives required to maintain its certificate of airworthiness or other manufacturer requirements in respect of an aircraft or if the aircraft is not currently subject to a lease, we may have to bear the cost of such compliance. Under many leases, we have agreed to share with our lessees the cost of obligations under airworthiness directives (or similar requirements). These expenditures can be substantial and, to the extent we are required to pay them, our cash flow could be substantially adversely affected.

In addition to these expenditures, which may be substantial, significant new requirements with respect to noise standards, emission standards and other aspects of our aircraft or their operation could cause our costs to increase and could cause the value of our aircraft portfolio to decrease. Other governmental regulations relating to noise and emissions levels may be imposed not only by the jurisdictions in which the aircraft are registered, possibly as part of the airworthiness requirements, but also by other jurisdictions where the aircraft operate. In addition, most countries' aviation laws require aircraft to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance and repair. To the extent that our aircraft are off-lease or a lessee defaults in effecting such compliance, we are required to comply with such requirements at our expense.

The effects of various environmental regulations may negatively affect the airline industry. This may cause lessees to default on their lease payment obligations to us.

The airline industry is subject to increasingly stringent federal, state, local and international environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters, safe drinking water, aircraft noise, the management of hazardous substances, oils and waste materials, and other regulations affecting aircraft operations. Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant aircraft is registered and operated.

Jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization ("ICAO") adopted set of standards for noise levels which applies to engines manufactured or certified on or after January 1, 2006. Currently, U.S. regulations do not require any phase-out of aircraft that qualify with the older standards applicable to engines manufactured or certified prior to January 1, 2006, but the European Union imposes operating limitations on aircraft that do not comply with the new standards and incorporates aviation-related emissions into the European Union's Emissions Trading Scheme ("ETS"). ICAO has also adopted new, more stringent noise level standards to apply to new airplane type design with a maximum certificated takeoff weight of 55,000 kg or more on or after December 31, 2017; or with maximum certificated takeoff weight of less than 55,000 kg on or after December 31, 2020. On January 14, 2016, the U.S. proposed noise regulations to harmonize with the new ICAO standards.

In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with current ICAO standards. On June 10, 2015, the United States Environmental Protection Agency proposed an endangerment finding that greenhouse gas emissions from certain classes of aircraft engines contribute to climate change and endanger public health and welfare and also issued an Advance Notice of Proposed Rulemaking proposing domestic adoption of the ICAO emissions standards expected in February 2016. On February 8, 2016, ICAO announced a proposed global performance standard for aircraft carbon intensity.

European countries generally have relatively strict environmental regulations that can restrict operational flexibility and decrease aircraft productivity. The European Parliament has confirmed that all emissions from flights within the European Union are subject to the ETS requirement, even those emissions that are emitted outside of the European Union. The European Union suspended the enforcement of the ETS requirements for international flights outside of the European Union due to a proposal issued by the ICAO in October 2013 to develop a global program to reduce international aviation emissions, which would be enforced by 2020. In response to this, the European Commission amended the ETS legislation through the end of 2016 so that only flights or portions thereof that take place in European regional airspace are subject to the ETS requirements. The United States, China and other countries continue to oppose the inclusion of aviation emissions in the ETS.

The potential impact of ETS and the proposed ICAO carbon standards on costs have not been completely identified. Concerns over global warming also could result in more stringent limitations on the operation of aircraft. Any of these regulations could limit the economic life of the aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.

In addition, compliance with current or future regulations, taxes or duties imposed to deal with environmental concerns could cause lessees to incur higher costs and lead to higher ticket prices, which could mean lower demand for travel, thereby generating lower net revenues and resulting in an adverse impact on the financial condition of our lessees. For example, the United Kingdom doubled its air passenger duties, effective February 1, 2007, in recognition of the environmental costs of air travel. Similar measures may be implemented in other jurisdictions as a result of environmental concerns. Compliance may affect the lessees' ability to make rental and other lease payments and reduce the value received for the aircraft upon any disposition, which could have an adverse effect on our financial position, cash flow and results of operations.

If the effects of terrorist attacks and geopolitical conditions adversely impact the financial condition of the airlines, our lessees might not be able to meet their lease payment obligations, which would have an adverse effect on our financial results and growth prospects.

War, armed hostilities or terrorist attacks, or the fear of such events, could decrease demand for air travel or increase the operating costs of our customers. The situations in Iraq, Afghanistan, Syria, North Africa and Ukraine remain unsettled, and other international incidents, such as tension over North Korea's nuclear program and territorial disputes in East Asia, may lead to regional or broader international instability. Future terrorist attacks, war or armed hostilities, large protests or government instability, or the fear of such events, could further negatively impact the airline industry and may have an adverse effect on the financial condition and liquidity of our lessees, aircraft values and rental rates and may lead to lease restructurings or aircraft repossessions, all of which could adversely affect our financial results.

Terrorist attacks and geopolitical conditions have negatively affected the airline industry, and concerns about geopolitical conditions and further terrorist attacks could continue to negatively affect airlines (including our lessees) for the foreseeable future, depending upon various factors, including: (i) higher costs to the airlines due to the increased security measures; (ii) decreased passenger demand and revenue due to safety concerns or the inconvenience of additional security measures; (iii) the price and availability of jet fuel; (iv) higher financing costs and difficulty in raising the desired amount of proceeds on favorable terms, or at all; (v) the significantly higher costs of aircraft insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, and the extent to which such insurance has been or will continue to be available; (vi) the ability of airlines to reduce their operating costs and conserve financial resources, taking into account the increased costs incurred as a consequence of terrorist attacks and geopolitical conditions, including those referred to above; and (vii) special charges recognized by some airlines, such as those related to the impairment of aircraft and other long lived assets stemming from the above conditions.

Epidemic diseases, severe weather conditions, natural disasters or their perceived effects may negatively impact the airline industry and our lessees' ability to meet their lease payment obligations to us, which, in turn, could have an adverse effect on our financial results.

Over the past several years, there have been outbreaks of epidemic diseases, such as Ebola virus disease and Zika virus disease, which have spread to other parts of the world. If an outbreak of epidemic diseases were to occur, numerous responses, including travel restrictions, might be necessary to combat the spread of the disease. Even if restrictions are not implemented, it is likely that passengers would voluntarily choose to reduce travel. Outbreaks of epidemic diseases, or the fear of such events, could result in travel bans or could have an adverse effect on our financial results. Similarly, demand for air travel or the inability of airlines to operate to or from certain regions due to severe weather conditions or natural disasters, such as floods, earthquakes or volcanic eruptions, could have an adverse effect on our lessees' ability to their lease payment obligations to us, which could negatively impact our financial results.

We are subject to various risks and requirements associated with transacting business in multiple countries which could have a material adverse effect on our financial condition, cash flow and results of operations.

Our international operations expose us to trade and economic sanctions and other restrictions imposed by the United States, the European Union (the "EU") and other governments or organizations. The U.S. Departments of Justice, Commerce, State and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the Foreign Corrupt Practices Act ("FCPA"), and other federal statutes and regulations, including those established by the Office of Foreign Assets Control ("OFAC"). In addition, the U.K. Bribery Act of 2010 (the "Bribery Act") prohibits both domestic and international bribery, as well as bribery across both private and public sectors. An organization that "fails to prevent bribery" by anyone associated with the organization can be charged under the Bribery Act unless the organization can establish the defense of having implemented "adequate procedures" to prevent bribery. Under these laws and regulations, various government agencies may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries or with sanctioned persons or entities, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of these laws or regulations could adversely impact our business, operating results and financial condition.

The European Union and the United States have imposed sanctions on Russia and certain businesses, sectors and individuals in Russia, including the airline industry. The European Union and the United States have also suspended the granting of certain types of export licenses to Russia. Russia has imposed its own sanctions on certain individuals in the United States and may impose other sanctions on the United States and the European Union and/or certain businesses or individuals from these regions. We cannot assure you that the current sanctions or any further sanctions imposed by the European Union, the United States or other international interests will not materially adversely affect our operations.

Recently, the United States and European Union lifted certain nuclear-related secondary sanctions as provided by the Joint Comprehensive Plan of Action ("JCPOA") with Iran. Among other things, the sale or lease of civil passenger aircraft to most Iranian airlines is now permitted, subject to receipt of an appropriate license. Transactions with sanctioned individuals and entities, including aircraft sale and lease transactions with such persons, remain prohibited, and the United States retains the authority to revoke the sanctions relief provided by the JCPOA if Iran fails to meet its commitments thereunder. While we do not currently do business in Iran or with Iranian airlines, we may seek to do so in the future in compliance with applicable laws and regulations.

We and our Manager have implemented and maintain policies and procedures designed to ensure compliance with FCPA, OFAC, the Bribery Act and other export control, anti-corruption, anti-terrorism and anti-money laundering laws and regulations. We cannot assure you, however, that our directors, officers, consultants and agents will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners will not engage in conduct which could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Moreover, while we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to change. Violations of FCPA, OFAC, the Bribery Act and other export control, anti-corruption, anti-terrorism and anti-money laundering laws and regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We depend on aircraft and engine manufacturers' success in remaining financially stable and producing aircraft.

The supply of commercial aircraft is dominated by a few airframe manufacturers, including Boeing, Airbus, Embraer, ATR and Bombardier, and a limited number of engine manufacturers, such as GE Aircraft Engines, Rolls-Royce plc, Pratt & Whitney, a division of United Technologies Corporation, IAE International Aero Engines AG and CFM International, Inc. As a result, we will be dependent on the success of these manufacturers in remaining financially stable, producing products and related components which meet the airlines' demands, providing customer support and fulfilling any contractual obligations they may have to us.

In the event that the manufacturers provide deep discounts with respect to certain aircraft, that could affect our ability to effectively compete in the market, we may not be able to remarket similar aircraft in our fleet at a profit or at all. This could also lead to reduced market lease rates and aircraft values.

Risks Related to Our Relationship with BBAM LP

BBAM has conflicts of interest with us and may favor their own business interest and those of their other managed entities to our detriment.

Conflicts of interest will arise between us and BBAM LP with respect to our operations and business opportunities. BBAM LP acquires, manages and remarkets aircraft for lease or sale for us and for other entities, including entities in which the owners of BBAM LP, Summit Aviation Partners LLC ("Summit") and Onex Corporation and its affiliates ("Onex"), may have an economic interest. We may compete directly with such other managed entities for investment opportunities. For example, BBAM performs aircraft acquisition, disposition and management services pursuant to a joint marketing agreement with Nomura Babcock & Brown Co., Ltd, referred to as NBB. BBAM has arranged a significant number of aircraft acquisitions and dispositions pursuant to the NBB arrangement. We expect that BBAM will continue to arrange acquisition and disposition opportunities with NBB and that we may compete with NBB for such opportunities. A conflict of interest will arise if BBAM identifies an aircraft acquisition opportunity that would meet our investment objectives as well as those of NBB or any other entity managed by BBAM. BBAM and Onex also may participate in other ventures that acquire and lease commercial jet aircraft. We do not have any exclusive right to participate in aircraft acquisition opportunities originated or identified by BBAM. Under our agreements with BBAM LP, our Manager has agreed to act in the best interests of our shareholders. However, neither BBAM nor any other BBAM LP affiliate will be restricted from pursuing, or offering to a third party, including NBB, Onex or any other party managed by, or otherwise affiliated or associated with BBAM LP, any investment or disposal opportunity or will be required to establish any investment protocol in relation to prioritization of any investment or disposal opportunity. We may purchase aircraft from, or sell aircraft to, entities managed by BBAM, or entities in which Summit or Onex has an ownership interest. Although such purchases will require approval by our independent directors, the pricing and other terms of these transactions may be less advantageous to us than if they had been the result of transactions among unaffiliated third parties.

Under our servicing agreements with BBAM, if a conflict of interest arises as to our aircraft and other aircraft managed by BBAM, BBAM must perform the services in good faith, and, to the extent that our aircraft or other aircraft managed by BBAM have substantially similar characteristics that are relevant for purposes of the particular services to be performed, BBAM has agreed not to discriminate among our aircraft or between any of our aircraft and any other managed aircraft on an unreasonable basis. Nevertheless, despite these contractual undertakings, BBAM as Servicer may favor its own interests and the interests of other managed entities over our interests. Conflicts may arise when our aircraft are leased to entities that also lease other aircraft managed by BBAM and decisions affecting some aircraft may have an adverse impact on others. For example, when a lessee in financial distress seeks to return some of its aircraft, BBAM may be required to decide which aircraft to accept for return and may favor its or another managed entity's interest over ours. Conflicts also may arise, for example, when our aircraft are being marketed for re-lease or sale at a time when other aircraft managed by BBAM are being similarly marketed.

Under the terms of our servicing agreements, we are not entitled to be informed of all conflicts of interest involving BBAM and are limited in our right to replace BBAM because of conflicts of interest. Any replacement Servicer may not provide the same quality of service or may not afford us terms as favorable as the terms currently offered by BBAM. If BBAM, as the servicer, makes a decision that is adverse to our interests, our business, financial condition, results of operations and cash flows could suffer. See "Even if we were to become dissatisfied with BBAM LP's performance, there are only limited circumstances under which we are able to terminate our management and servicing agreements and we may not terminate certain of our servicing agreements without the prior written consent of third parties, including insurance policy provider or lenders."

Even if we were to become dissatisfied with BBAM LP's performance, there are only limited circumstances under which we are able to terminate our management and servicing agreements and we may not terminate certain of our servicing agreements without the prior written consent of third parties, including insurance policy provider or lenders.

Our management agreement with our Manager expires on July 1, 2025. At that time, the management agreement will automatically renew for five years, unless we make a payment to the Manager equal to $6.0 million, plus, so long as the management expense amount does not exceed $12.0 million, 50% of the excess (if any) of the management expense amount over $6.0 million. We may terminate the management agreement sooner only if:

●	at least 75% of our independent directors and holders of 75% or more of all of our outstanding common shares (measured by vote) determine by resolution that there has been unsatisfactory performance by our Manager that is materially detrimental to us;

●	our Manager materially breaches the management agreement and fails to remedy such breach within 90 days of receiving written notice from us requiring it to do so, or such breach results in liability to us and is attributable to our Manager's gross negligence, fraud or dishonesty, or willful misconduct in respect of the obligation to apply the standard of care;

●	any license, permit or authorization held by the Manager which is necessary for it to perform the services and duties under the management agreement is materially breached, suspended or revoked, or otherwise made subject to conditions which, in the reasonable opinion of our board of directors, would prevent the Manager from performing the services and the situation is not remedied within 90 days;

●	BBAM Aviation Services Limited or one of its affiliates ceases to hold (directly or indirectly) more than 50% of the voting equity of, and economic interest in, the Manager;

●	our Manager becomes subject to bankruptcy or insolvency proceedings that are not discharged within 75 days, unless our Manager is withdrawn and replaced within 90 days of the initiation of such bankruptcy or insolvency proceedings with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the management agreement;

●	our Manager voluntarily commences any proceeding or files any petition seeking bankruptcy, insolvency, receivership or similar law, or makes a general assignment for the benefit of its creditors, unless our Manager is withdrawn and replaced within 15 days with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the management agreement; or

●	an order is made for the winding up of our Manager, unless our Manager is withdrawn and replaced within 15 days with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the management agreement.

We have the right to terminate the servicing agreement for B&B Air Funding (with the prior written consent of the financial guaranty provider for B&B Air Funding, which we refer to as the policy provider) and the policy provider has the independent right to terminate the agreement (without our consent) in the following limited circumstances:

●	Bankruptcy or insolvency of BBAM LP;

●	BBAM LP ceases to own, directly or indirectly, at least 50% of the Servicer;

●	Summit ceases to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million; and

●	50% or more of the Servicer's key finance and legal team or technical and marketing team cease to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

In addition, we are required to obtain written consent of certain of our lenders prior to terminating certain of our servicing agreements.

Our management and servicing agreements limit our remedies against BBAM LP for unsatisfactory performance and provide certain termination rights to the policy provider.

Under our management and servicing agreements with BBAM LP, in many cases we may not have the right to recover damages from BBAM LP for unsatisfactory performance. Moreover, we have agreed to indemnify our Manager, BBAM LP and their affiliates for broad categories of losses arising out of the performance of services, unless they are finally adjudicated to have been caused directly by our Manager's or BBAM LP's gross negligence, fraud, deceit or willful misconduct in respect of its obligation to apply its standard of care or, in the case of the servicing agreement for B&B Air Funding, conflicts of interest standard in the performance of its services. In addition, because of our substantial dependence on BBAM LP, our board of directors may be reluctant to initiate litigation against BBAM LP to enforce contractual rights under our management and servicing agreements.

Under certain circumstances the provider of the financial guaranty insurance policy with respect to the notes issued by B&B Air Funding (the "Securitization Notes"), and certain of our lenders may have the right to terminate BBAM as the servicer for certain of our aircraft without our consent and may terminate the Servicer at a time which may be disadvantageous to us.

BBAM may resign as Servicer under our servicing agreements under certain circumstances, which would significantly impair our ability to re-lease or sell aircraft and service our leases.

BBAM may resign under one or more of our servicing agreements under certain circumstances if it reasonably determines that directions given, or services required, would, if carried out, be unlawful under applicable law, be likely to lead to an investigation by any governmental authority having jurisdiction over BBAM or its affiliates, expose BBAM to liabilities for which, in BBAM's good faith opinion, adequate bond or indemnity has not been provided or place BBAM in a conflict of interest with respect to which, in BBAM's good faith opinion, BBAM could not continue to perform its obligations under the servicing agreement with respect to all serviced aircraft or any affected aircraft, as the case may be (but with respect to the foregoing circumstance, BBAM may resign only with respect to the affected aircraft). Whether or not it resigns, BBAM is not required to take any action of the foregoing kind. BBAM may also resign if it becomes subject to taxes for which we do not indemnify it. BBAM's decision to resign would significantly impair our ability to re-lease or sell aircraft and service our leases.

A cyber-attack that bypasses BBAM's information technology, or IT, security systems, causing an IT security breach, may lead to a material disruption of our IT systems and the loss of business information, which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.

We depend on the secure operation of BBAM's computer systems, to manage, process, store, and transmit information associated with aircraft leasing. A cyber-attack on these computer systems could adversely impact our daily operations and lead to the loss of sensitive information, including our own proprietary information and that of our customers. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While BBAM devotes substantial resources to maintaining adequate levels of cyber-security, its resources and technical sophistication may not be adequate to prevent all types of cyber-attacks.

Risks Related to Our Indebtedness

We have substantial indebtedness that imposes constraints on our operations.

The terms of our debt facilities subject us to certain risks and operational restrictions, including:

●	most of the aircraft and related leases in our portfolio secure debt obligations, the terms of which restrict our ability to sell aircraft and require us to use proceeds from sales of aircraft, in part, to repay outstanding debt;

●	we are required to dedicate a significant portion of our cash flow from operations to debt service payments, thereby reducing the amount of our cash flow available to fund working capital, make capital expenditures and satisfy other needs;

●	restrictions on our subsidiaries' ability to distribute excess cash flow to us under certain circumstances;

●	lessee, geographical and other concentration requirements limit our flexibility in leasing our aircraft;

●	requirements to obtain the consent of third parties including lenders, the insurance policy provider and rating agency confirmations for certain actions; and

●	restrictions on our subsidiaries' ability to incur additional debt, create liens on assets, sell assets, make freighter conversions and make certain investments or capital expenditures.

For example, B&B Air Funding is required to apply all of its available cash flow, after payment of certain expenses (including interest), to repay the principal on the Securitization Notes, and the cash flow from the aircraft in the B&B Air Funding portfolio is not available to us. In connection with the acquisition of the GAAM Portfolio, we assumed a debt facility provided by Norddeutsche Landesbank Gironzentrale ("Nord LB Facility"). Substantially all cash flow associated with these aircraft, after payment of certain expenses, is applied to payment of interest and principal and therefore is not available for distribution to us.

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

We and our subsidiaries have a significant amount of indebtedness. As of December 31, 2015, our total consolidated indebtedness, net of unamortized debt discounts, was $2.4 billion.

Subject to the limits contained in the agreements governing our existing and future indebtedness, including the indentures governing our 2020 Notes and 2021 Notes, we may be able to incur substantial additional debt from time to time to finance aircraft, working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences, including the following:

●	making it more difficult for us to satisfy our debt obligations with respect to the notes and our other debt;

●	limiting our ability to obtain additional financing to fund the acquisition of aircraft or for other general corporate requirements;

●	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for aircraft acquisitions and other general corporate purposes;

●	increasing our vulnerability to general adverse economic and industry conditions;

●	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our various credit facilities, are at variable rates of interest;

●	limiting our flexibility in planning for and reacting to changes in the aircraft industry;

●	placing us at a disadvantage compared to other competitors; and

●	increasing our cost of borrowing.

In addition, the indentures governing our 2020 Notes and 2021 Notes, as well as the agreements governing our other indebtedness, contain restrictive financial and operating covenants that may limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, may result in the acceleration of some or all our debt.

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

The indentures and agreements governing certain of our indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

●	incur or guarantee additional indebtedness;

●	sell assets;

●	incur liens;

●	pay dividends, repurchase certain equity interests or make other restricted payments;

●	agree to any restrictions on the ability of restricted subsidiaries to transfer property or make payments to us;

●	make certain investments;

●	consolidate, amalgamate, merge, sell or otherwise dispose of all or substantially all of our assets; and;

●	enter into transactions with our affiliates.

As a result of these restrictions, we may be limited in how we conduct and grow our business, or unable to compete effectively or to take advantage of new business opportunities.

In addition, the indentures and agreements governing certain of our indebtedness contain financial and operating covenants that, among other things, require us to maintain specified financial ratios and tests. Our ability to meet these financial and operating covenants can be affected by events beyond our control, and we may be unable to meet them.

A breach of the covenants or restrictions under the indentures and agreements governing certain of our indebtedness could result in an event of default under the applicable indebtedness. Such a default may allow holders of our debt securities or our lenders, as applicable, to accelerate the related indebtedness, which may result in the acceleration of other indebtedness to which a cross-acceleration or cross-default provision applies. In addition, such lenders or debt holders could terminate commitments to lend money, if any. Furthermore, if we were unable to repay the indebtedness then due and payable, secured lenders could proceed against the aircraft, if any, securing such indebtedness. In the event our lenders or holders of our debt securities accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness.

We have a significant amount of non-recourse debt.

As of December 31, 2015, we had total debt, net of unamortized debt discounts, of $2.4 billion. Of this amount, $778.8 million was non-recourse to Fly, except for certain limited obligations which typically include reimbursement for certain expenses and costs incurred by the lenders. These non-recourse loans may be provided through loan facilities that are typically cross-collateralized and contain cross-default provisions against all of the loans advanced within each facility, as well as through individual loans against individual aircraft. As of December 31, 2015, we had the following non-recourse debt facilities that provided financing against multiple aircraft:

Facility(1)	Amount Outstanding at December 31, 2015(2)	Number of Aircraft Financed	Maturity Date
Securitization Notes	$$295.8 million	18	November 2033
Nord LB Facility	$$255.3 million	10	November 2018

(1)	Excludes $240.2 million outstanding for 10 aircraft financed by individual non-recourse loans.
(2)	Excludes unamortized debt discounts.

The maturity dates for non-recourse loans range from February 2016 to November 2033. In general, upon a default on a non-recourse loan, the lenders will have the ability to foreclose upon any or all available collateral (including aircraft, leases and shares of aircraft-owning and/or aircraft-leasing special purposes entities) to satisfy amounts due under the loan. However, the lenders cannot make a claim against us for payment of these outstanding obligations, except for the limited payment obligations described above. The non-recourse nature of these loans means that we may decide, for economic reasons, to default on a non-recourse loan if and when we believe that the aircraft and other assets securing such loan are worth less than the amount outstanding under the loan. Although the direct financial impact to us under such a default on a non-recourse loan is limited, these defaults may impact our reputation as a borrower and impair our ability to secure future borrowings, which could have a material adverse impact on our ability to grow our aircraft portfolio and earnings.

We have a significant amount of recourse debt outstanding, including debt of our subsidiaries that we have guaranteed.

We had $1.6 billion of recourse debt outstanding as of December 31, 2015, including debt of our subsidiaries that we have guaranteed. We expect to incur additional recourse indebtedness in the future. Although these recourse loans may be secured by aircraft and their associated leases, we have guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flow to meet required debt payments. In this case, we will be required to make payments from our unrestricted cash, which could have a materially adverse impact on our ability to grow through future acquisitions of aircraft. In addition, the Term Loan, the CBA Facility, our 2020 Notes and 2021 Notes, and certain of our other recourse indebtedness contain cross-default provisions to other recourse indebtedness which if triggered could significantly increase the amount of indebtedness which is payable by us at the time of the cross-default.

We are a holding company and currently rely on our subsidiaries to provide us with funds necessary to meet our financial obligations.

We are a holding company and our principal assets are the equity interests we hold in our subsidiaries, which own either directly or indirectly through their subsidiaries, the aircraft in our portfolio. As a result, we depend on dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations. Our existing subsidiaries are legally distinct from us and may be significantly restricted from paying dividends or otherwise making funds available to us pursuant to the agreements governing their financing arrangements. If we are unable to comply with the covenants contained in these agreements, then the amounts outstanding under these debt facilities may become immediately due and payable, cash generated by aircraft financed through these facilities may be unavailable to us and/or we may be unable to draw additional amounts under these facilities. The events that could cause some of our subsidiaries to be noncompliant under their loan agreements, such as a lessee default, may be beyond our control, but they nevertheless could have a substantial adverse impact on the amount of our cash flow available to fund working capital, make capital expenditures and satisfy other cash needs. For a description of the operating and financial restrictions in our debt facilities, see the section titled "Operating and Financial Review and Prospects—Financing."

We are subject to interest rate risk.

Certain of our debt facilities have floating interest rates, creating the risk of an increase in interest rates and the risk that cash flow may be insufficient to make scheduled interest payments if interest rates were to increase. To limit this risk, we have entered into interest rate swap contracts with one or more counterparties. We remain exposed, however, to changes in interest rates to the extent that our interest rate swap contracts are not correlated to our financial liabilities. In addition, if any counterparty were to default on its obligations, then a mismatch in the floating rate interest obligations and fixed rate lease payments may arise, which could impair our ability to meet our financial obligations. If any of our interest rate swap contracts were terminated early, we could be obligated to make a material payment to our counterparties.

Risks Related to Taxation

We expect that we will be treated as a passive foreign investment company, or a "PFIC," for the current taxable year and for the foreseeable future, which could have adverse U.S. federal income tax consequences to a U.S. shareholder.

We expect that we will be treated as a PFIC for U.S. federal income tax purposes for the current taxable year and for the foreseeable future. Assuming we are a PFIC, a U.S. holder of our shares will be subject to the PFIC rules, with a variety of potentially adverse tax consequences under the U.S. federal income tax laws. Such consequences depend in part on whether such shareholder elects to treat us as a qualified electing fund (a "QEF"). Absent a QEF election or mark-to-market election, a U.S. shareholder who disposes or is deemed to dispose of our shares at a gain, or who receives or is deemed to receive certain distributions with respect to our shares, generally will be required to treat such gain or distributions as ordinary income and to pay an interest charge on the tax imposed. If a U.S. shareholder makes a QEF election in the first taxable year in which the U.S. shareholder owns our shares (assuming our continued compliance with certain reporting requirements), then such U.S. shareholder will be required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gains as long-term capital gain, subject to a separate voluntary election to defer payment of taxes, which deferral is subject to an interest charge. Such inclusion of taxable income is required even if the amount exceeds cash distributions, if any. Moreover, our distributions, if any, will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. taxpayers.

It is also possible that one or more of our subsidiaries is or will become a PFIC. Such determination is made annually after the close of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of a subsidiary's income, as well as the market valuation and nature of a subsidiary's assets. In such case, assuming a U.S. shareholder does not receive from us the information it needs to make a QEF election with respect such a subsidiary, a U.S. shareholder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. shareholder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC (including through a sale of our shares).

The determination whether or not we (or any of our subsidiaries) is a PFIC is a factual determination that is made annually based on the types of income we (or any of our subsidiaries) earn and the value of our (or our subsidiaries') assets, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we (or any of our subsidiaries) will or will not be considered a PFIC in the current or future years or that the IRS will agree with our conclusion regarding our (or our subsidiaries') PFIC status. Investors should consult with their own tax advisors about the PFIC rules, including the advisability of making a QEF election or the mark-to-market election. (See Item 10, "Additional Information — Taxation — U.S. Federal Income Tax Considerations").

We may face increased tax costs.

We and our subsidiaries could face increased tax costs for various reasons, including our failure to qualify for treaty benefits under the Irish Treaty, the assertion of a permanent establishment within the United States, or the deduction of withholding taxes from rent payments. Any increase in our tax costs, directly or indirectly, would adversely affect our net income and would decrease cash available for distribution to our shareholders.

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

In addition, the Organization for Economic Co‐operation and Development has undertaken the Base Erosion and Profit Shifting Project ("BEPS"), which aims to restructure the taxation scheme currently affecting multinational entities. If the proposals recommended under BEPS are implemented, the tax rules to which we are subject may increase our liability for non-US taxes.

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

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These include:

●	provisions that permit us to require any competitor of BBAM LP that acquires beneficial ownership of more than 15% of our common shares either to tender for all of our remaining common shares for no less than their fair market value, or sell such number of common shares to us or to third parties as to reduce its beneficial ownership to less than 15%, in either case within 90 days of our request to so tender or sell;

●	provisions that reduce the vote of each common share held by a competitor of BBAM LP that beneficially owns 15% or more, but less than 50%, of our common shares to three-tenths of one vote per share on all matters upon which shareholders may vote;

●	provisions that permit our board of directors to determine the powers, preferences and rights of any preference shares we may issue and to issue any such preference shares without shareholder approval;

●	advance notice requirements by shareholders for director nominations and actions to be taken at annual meetings; and

●	no provision for cumulative voting in the election of directors, such that all the directors standing for election may be elected by our shareholders by a plurality of votes cast at a duly convened annual general meeting, the quorum for which is two or more persons present in person or by proxy at the start of the meeting and representing in excess of 25% of all votes attaching to all shares in issue entitling the holder to vote at the meeting.

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

Provisions in our management agreement could make it more difficult for a third party to acquire our company without the consent of our board of directors or BBAM. Upon a change of control, our management agreement requires us to pay a fee equal to 1.5% of our enterprise value to our Manager. In addition, if the directors in office on December 28, 2012 and any successor to any such director who was nominated or selected by a majority of the current directors and our Manager appointed directors, cease to constitute at least a majority of the board (excluding directors appointed by our Manager), our Manager may terminate the management agreement, and we will pay our Manager a fee as follows: (i) during the first five year term, an amount equal to three times the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date; (ii) during the second five year term, an amount an amount equal to two times the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date; (iii) during the third five year term, an amount an amount equal to the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date. Neither our management agreement nor our servicing agreements automatically terminate upon a change of control.

Furthermore, the indentures governing our 2020 Notes and 2021 Notes contain provisions that permit our noteholders to require us to redeem their notes before maturity at a premium to par upon a change of control of our company.

Shareholders may have greater difficulties in protecting their interests than they would have as shareholders of a U.S. corporation.

The Companies Act 1981 of Bermuda, as amended, which we refer to as the "Companies Act," applies to our company and differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our bye-laws, some of these differences may result in shareholders having greater difficulties in protecting their interests as a shareholder of our company than they would have as a shareholder of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights shareholders may have to enforce specified provisions of the Companies Act or our bye-laws, and the circumstances under which we may indemnify our directors and officers.

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

As of April 29, 2016, the owners of BBAM LP, Summit and Onex, beneficially owned an aggregate of 4,186,632 of our common shares in the form of ADSs, 2,191,060 of which are subject to lock-up provisions.

Our Aircraft Portfolio

As of December 31, 2015, we had 80 aircraft in our portfolio, 79 of which were held for operating lease and one of which was recorded as an investment in direct finance lease. Our portfolio was comprised of 69 narrow-body passenger aircraft (including two freighters) and 11 wide-body passenger aircraft (including two freighters).

We originate aircraft through BBAM's well-established relationships with airlines, financial investors and other aircraft leasing and finance companies. We primarily acquire aircraft by entering into purchase and leaseback transactions with airlines for new aircraft, purchasing portfolios consisting of aircraft of varying types and ages, and opportunistically acquiring individual aircraft that we believe are being sold at attractive prices. In addition, we actively consider opportunities to sell our aircraft, individually or in portfolio sales of various sizes, when we believe that selling will maximize our returns, or to manage the composition of our portfolio.

As of December 31, 2015, we had 46 Boeing aircraft and 34 Airbus aircraft in our portfolio. These aircraft were manufactured between 1990 and 2015 and had a weighted average age of 6.6 years as of December 31, 2015. We estimate that the useful life of our aircraft is generally 25 years from the date of manufacture. In the case of a freighter, the remaining useful life is determined based on the date of conversion and in such case, the total useful life may extend beyond 25 years from the date of manufacture.

The following table presents the aircraft in our portfolio as of December 31, 2015

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
1.	Aeromexico	B737-700	Narrow-body	2006
2.	Aeromexico	B737-700	Narrow-body	2005
3.	Aeromexico	B737-700	Narrow-body	2005
4.	Air Berlin	A321-200	Narrow-body	2015
5.	Air Berlin	A330-200	Wide-body	2001
6.	Air China	B737-800	Narrow-body	2007
7.	Air China	B737-800	Narrow-body	2002
8.	Air France (1)	A340-300	Wide-body	1993
9.	Air Italy	B767-300ER	Wide-body	1997
10.	Air Moldova	A319-100	Narrow-body	2006
11.	American Airlines	B737-800	Narrow-body	2013
12.	Chang'An Airlines	B737-800	Narrow-body	2006
13.	Eastern Airlines	B737-800	Narrow-body	2006
14.	easyJet	A319-100	Narrow-body	2007
15.	easyJet	A319-100	Narrow-body	2004
16.	easyJet	A319-100	Narrow-body	2004
17.	Ethiopian Airlines	B777-200LRF (2)	Wide-body	2015
18.	Ethiopian Airlines	B777-200LRF (2)	Wide-body	2015
19.	Finnair	A320-200	Narrow-body	2003
20.	flydubai	B737-800	Narrow-body	2010
21.	Frontier	A319-100	Narrow-body	2001
22.	Garuda Indonesia	B737-800	Narrow-body	2010
23.	Garuda Indonesia	B737-800	Narrow-body	2010
24.	Icelandair	B757-200SF (2)	Narrow-body	1990
25.	IZair	B737-800	Narrow-body	2007
26.	IZair	B737-800	Narrow-body	2006
27.	Jet Airways	B737-800	Narrow-body	2014
28.	Jet Airways	B737-800	Narrow-body	2014
29.	Jet Airways	B737-800	Narrow-body	2014
30.	Jet Lite	B737-700	Narrow-body	2002
31.	Jetstar Pacific Airlines	A320-200	Narrow-body	2005
32.	LATAM	B787-8	Wide-body	2013
33.	Lucky Air Airlines	B737-800	Narrow-body	2007
34.	Lucky Air Airlines	B737-800	Narrow-body	2007
35.	Nok Airlines	B737-800	Narrow-body	2015
36.	Nok Airlines	B737-800	Narrow-body	2006
37.	Nok Airlines	B737-800	Narrow-body	2006
38.	Philippine Airlines	A321-200	Narrow-body	2014
39.	Philippine Airlines	A321-200	Narrow-body	2014
40.	Philippine Airlines	A330-300	Wide-body	2013
41.	Philippine Airlines	A330-300	Wide-body	2013
42.	Qantas	A320-200	Narrow-body	2005
43.	Shandong Airlines	B737-800	Narrow-body	2013
44.	Shandong Airlines	B737-800	Narrow-body	2013
45.	Silk Air	A320-200	Narrow-body	2004
46.	South African Airways	A319-100	Narrow-body	2004
47.	Spicejet	B737-900ER	Narrow-body	2008
48.	Spicejet	B737-900ER	Narrow-body	2007
49.	Sun Express (Germany)	B737-800	Narrow-body	1998
50.	Sun Express (Turkey)	B737-800	Narrow-body	2008
51.	Sun Express (Turkey)	B737-800	Narrow-body	2007
52.	Sunwing Airlines	B737-800	Narrow-body	2006
53.	Sunwing Airlines	B737-800	Narrow-body	2006
54.	TAM	A320-200	Narrow-body	2006
55.	Thomas Cook (3)	A330-300	Wide-body	2000
56.	THY	A320-200	Narrow-body	2005
57.	THY	A320-200	Narrow-body	2005
58.	THY	A320-200	Narrow-body	2005
59.	Titan Airways	B737-300QC (2)	Narrow-body	1991
60.	Transavia France	B737-800	Narrow-body	2008
61.	Transavia France	B737-800	Narrow-body	2008
62.	Travel Service	B737-800	Narrow-body	2010
63.	Travel Service	B737-800	Narrow-body	2010
64.	TUI Travel Aviation Finance	B737-800	Narrow-body	2010
65.	TUI Travel Aviation Finance	B757-200	Narrow-body	1999
66.	TUI Travel Aviation Finance	B757-200	Narrow-body	1999
67.	US Airways	A319-100	Narrow-body	2000
68.	US Airways	A319-100	Narrow-body	2000
69.	US Airways	A319-100	Narrow-body	2000

70.	US Airways	A319-100	Narrow-body	2000
71.	Virgin America	A320-200	Narrow-body	2007
72.	Virgin America	A320-200	Narrow-body	2006
73.	Virgin America	A320-200	Narrow-body	2006
74.	Virgin Atlantic	A340-600	Wide-body	2006
75.	Virgin Atlantic	A340-600	Wide-body	2006
76.	Vueling Airlines	A320-200	Narrow-body	2007
77.	Vueling Airlines	A320-200	Narrow-body	2007
78.	White Airways	A320-200	Narrow-body	1995
79.	Off lease (1)	B737-800	Narrow-body	1998
80.	Off lease (1)	B737-800	Narrow-body	1998

(1)	Aircraft was sold subsequent to December 31, 2015.
(2)	Freighter.
(3)	Includes an investment in direct finance lease.

The following table presents the aircraft held for sale as of December 31, 2015:

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
1.	Air Serbia (1)	A319-100	Narrow-body	2005
2.	Air Serbia (1)	A320-200	Narrow-body	2005
3.	Avion Express (1)	A320-200	Narrow-body	2003
4.	Avion Express (1)	A320-200	Narrow-body	1997
5.	British Airways (1)	A320-200	Narrow-body	2002
6.	Enter Air (1)	B737-800	Narrow-body	1999
7.	Etihad Airways (1)	A319-100	Narrow-body	2000
8.	Etihad Airways (1)	A319-100	Narrow-body	1999
9.	Qantas (1)	B737-800	Narrow-body	2005
10.	Sun Express (Germany)	B737-800	Narrow-body	1999
11.	Sun Express (Turkey)	B737-800	Narrow-body	1998
12.	Virgin America (1)	A319-100	Narrow-body	2008
13.	Volaris (1)	A319-100	Narrow-body	2007

(1)	Aircraft was sold subsequent to December 31, 2015.

The following table summarizes the composition of our portfolio by manufacturer and aircraft type as of December 31, 2015:

Aircraft Manufacturer	Aircraft Type	Number of Aircraft
Airbus	A319-100	10
	A320-200	14
	A321-200	3
	A330-200	1
	A330-300 (1)	3
	A340-300	1
	A340-600	2
	Total	34
Boeing	B737-300QC	1
	B737-700	4
	B737-800	32
	B737-900ER	2
	B757-200	2
	B757-200SF	1
	B767-300ER	1
	B777-200LRF	2
	B787-8	1
	Total	46
Total		80

(1)	Includes an investment in direct finance lease.

Our portfolio is composed of 67% narrow-body aircraft based on net book values as of December 31, 2015 and includes the Airbus A319, Airbus A320, Airbus A321 and next generation Boeing 737 and Boeing 757 aircraft families, which enjoy high worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are based on more routes around the world than any other airframe and thus have the largest installed base. As a result, we believe they are easier and more cost-efficient to lease and market than wide-body jets or other specialized types of aircraft.

The following table presents the composition of our portfolio based on airframe type as of December 31, 2015:

Airframe Type	Number of Aircraft
Narrow-body (1)	69
Wide-body (1) (2)	11
Total	80

(1)	Includes two freighters.
(2)	Includes an investment in direct finance lease.

Our Markets

Our aircraft are leased under multi-year contracts to a diverse group of airlines throughout the world. The following table presents the distribution of our lease revenue from our portfolio by geographic region:

	Years ended
	2015		2014		2013
	(Dollars in thousands)
			As restated	As restated	As restated	As restated
Europe:
United Kingdom	$50,742	12%	$46,281	11%	$48,668	14%
Turkey	29,847	7%	27,069	7%	13,702	4%
Russia	24,095	6%	9,017	2%	10,288	3%
Other (1)	74,171	17%	73,660	19%	79,359	22%
Europe — Total	178,855	42%	156,027	39%	152,017	43%
Asia and South Pacific:
Philippines	38,677	9%	12,947	3%	—	—
China	37,943	9%	47,049	12%	41,332	12%
India	19,572	4%	32,675	8%	19,854	6%
Other	39,056	9%	45,855	11%	32,840	9%
Asia and South Pacific — Total	135,248	31%	138,526	34%	94,026	27%
Mexico, South and Central America:
Chile	24,336	6%	28,116	7%	10,055	3%
Other	16,732	4%	21,733	5%	33,013	9%
Mexico, South and Central America — Total	41,068	10%	49,849	12%	43,068	12%
North America:
United States	37,316	9%	41,531	10%	40,482	12%
Other	6,380	1%	3,429	1%	3,891	1%
North America — Total	43,696	10%	44,960	11%	44,373	13%
Middle East and Africa — Total:
Ethiopia	22,808	5%	4,501	1%	4,416	1%
Other	8,315	2%	12,700	3%	13,892	4%
Middle East and Africa — Total	31,123	7%	17,201	4%	18,308	5%
Total Lease Revenue	$429,990	100%	$406,563	100%	$351,792	100%

(1)	Includes $0.3 million of finance lease income in 2015.

Our Leases

Lease Terms

All of our leases are on a "net" basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance. At December 31, 2015, we had 77 aircraft held for operating lease subject to lease agreements and two aircraft that were off-lease. 67 have fixed lease rates and 10 have floating lease rates.

Our aircraft are leased to 44 airlines in 28 countries, in both developed and emerging markets. Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees have early termination or lease extension options. Our leases are scheduled to expire between 2016 and 2027 and have a weighted average remaining lease term of 6.6 years as of December 31, 2015.

The following table presents the scheduled lease maturity of the aircraft in our portfolio as of December 31, 2015:

	Airframe Type
Year of Scheduled Lease Expiration	Narrow (1)	Wide (2)		Total
Off-lease	2	—		2
2016	5	1		6
2017	11	—		11
2018	6	3		9
2019	10	—		10
2020	6	—		6
2021	10	1		11
2022	6	—		6
2023	4	—		4
2024	3	—		3
2025	2	4	(3)	6
2026	2	—		2
2027	2	2		4
Total	69	11		80

(1)	Includes one freighter each in 2016 and 2018.
(2)	Includes two freighters in 2027.
(3)	Includes an investment in direct finance lease.

At December 31, 2015, we had six leases in connection with our aircraft portfolio scheduled to expire in 2016 and two aircraft off-lease. Subsequent to year end, we have sold three aircraft, re-leased one aircraft and extended the leases of two aircraft, bringing the total number of aircraft currently requiring remarketing in 2016 to two. We may have additional remarketings in 2016 if any other leases are terminated prior to their scheduled expiry dates.

Most lease rentals are payable monthly in advance, but some lease rentals are payable in arrears. In addition, some of our leases require quarterly lease payments. Most of our leases provide that the lessee's payment obligations are absolute and unconditional under any and all circumstances. Lessees are generally required to make payment without deduction of any amounts that we may owe the lessee or any claims that the lessee may have against us. Most of our leases also require lessees to gross up lease payments where they are subject to withholdings and other taxes.

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

General. Each aircraft generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or "wet lease" arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor's consent, provided certain conditions are met. As of December 31, 2015, our lessees have informed us of the following subleases:

Lessee	Sublessee
Qantas Airways Limited	Jetstar Airways Pty Ltd.
Etihad Airways	Air Serbia

Our leases also generally permit the lessees to subject the equipment or components to removal or replacement and, in certain cases, to pooling arrangements (temporary borrowing of equipment), without the lessor's consent but subject to conditions and criteria set forth in the applicable lease. Under our leases, the lessee may deliver possession of the aircraft, engines and other equipment or components to the relevant manufacturer for testing or similar purposes, or to a third party for service, maintenance, repair or other work required or permitted under the lease.

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

Lease Restructurings. During the term of a lease, a lessee's business circumstances may change to the point where it is economically sensible for us to consider restructuring the terms of the lease. Restructurings may involve the voluntary termination of leases prior to the scheduled lease expiration, the arrangement of subleases from the primary lessee to another airline, the rescheduling of lease payments, the forgiveness and/or reduction of lease obligations and the extension of the lease terms.

Aircraft Repossessions. On a lease default, we may seek to terminate the lease and gain possession of the aircraft for remarketing. Although the majority of repossessions are accomplished through negotiation, if we cannot obtain the lessee's cooperation we would have to take legal action in the appropriate jurisdiction. This legal process could delay the ultimate return of the aircraft. In addition, in connection with the repossession of an aircraft, we may be required to pay outstanding mechanics, airport, navigation and other liens on the repossessed aircraft. These charges could relate to other aircraft that we do not own but were operated by the defaulting lessee. In contested repossessions, we likely would incur substantial additional costs for maintenance, refurbishment and remarketing of the aircraft.

In 2015, we terminated the leases in respect of two aircraft on lease to a Russian lessee and repossessed the aircraft pursuant to an order issued by the English court granting repossession of such aircraft. The aircraft were redelivered to us and were subsequently sold in 2015.

In 2015, we terminated the lease in respect of one aircraft on lease to an Indian lessee, which continued to fly the aircraft after the termination of the lease. In July 2015, the Indian lessee was recapitalized. We now lease two aircraft to this airline.

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

From time to time, we may decide to dispose of our aircraft at or before the expiration of their leases. In 2015, we sold 44 aircraft to unrelated third parties.

Competition

The leasing and remarketing of commercial jet aircraft is highly competitive. We face competition from airlines, aircraft manufacturers, financial institutions, aircraft brokers, special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft, and public and private partnerships, investors and funds, including private equity firms and hedge funds. Competition for leasing transactions is based on a number of factors including delivery dates, lease rates, lease terms, aircraft condition and the availability in the marketplace of the types of aircraft to meet the needs of the customers. See the risk factor "We operate in a highly competitive market for investment opportunities in aircraft."

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

The Servicer will obtain certificates of insurance/reinsurance from the lessees' brokers to evidence the existence of such coverage. These certificates generally include, in addition to the information above, (i) a breach of warranty endorsement so that, subject to certain standard exceptions, our interests are not prejudiced by any act or omission of the lessee, (ii) confirmation that the liability coverage is primary and not contributory, (iii) agreement that insurers waive rights of subrogation against us and (iv) in respect to all policies, a 30-day notice of cancellation or material change; however, war and allied perils policies customarily provide seven days advance written notice for cancellation and may be subject to lesser notice under certain market conditions.

The insurance market imposes a sub limit on each operator's primary liability policy applicable to third-party war risk liability. This limit customarily does not exceed $150 million, upon which additional excess third party war liability coverage is then obtained in the London and the International Markets. U.S., Canadian and certain other non-European Community-based airlines have government war-risk insurance programs available in which they currently participate.

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

Government Regulation

The air transportation industry is highly regulated. Because we do not operate aircraft, we generally are not directly subject to most of these laws. However, our lessees are subject to extensive regulation under the laws of the jurisdiction in which they are registered or under which they operate. These laws govern, among other things, the registration, operation, maintenance and condition of our aircraft. See the risk factor, "We cannot assure you that lessees and governmental authorities will comply with the registration and deregistration requirements in the jurisdictions where our lessees operate."

Most of our aircraft are registered in the jurisdictions in which the lessees of our aircraft are certified as air operators. As a result, our aircraft are subject to the airworthiness and other standards imposed by these jurisdictions. See the risk factor, "Government regulations could require substantial expenditures, reduce our profitability and limit our growth."

Properties

We have no physical facilities. Our executive offices are located on our Manager's premises in Dublin, Ireland.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See "Preliminary note" and Item 3 "Key Information — Risk factors."

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

We are pursuing a strategy of fleet renewal by acquiring newer aircraft and opportunistically selling older aircraft. We expect to continue to acquire aircraft primarily by (i) entering into purchase and leaseback transactions with airlines for newer aircraft and (ii) opportunistically acquiring individual aircraft that we believe are being offered at attractive prices. In addition, we will continue to consider opportunities to sell our aircraft, individually or in portfolio sales of various sizes, when we believe that selling will maximize our returns, or to manage the composition of our portfolio.

In 2015, we acquired ten aircraft, including one investment in a direct finance lease. In addition, we sold a total of 44 aircraft, 32 of which were delivered in connection with the Sale Transactions.

For the year ended December 31, 2015, we had net income of $22.8 million, or diluted earnings per share of $0.52. Net cash flows provided by operating activities for the year ended December 31, 2015 totaled $214.9 million. Net cash flows provided by investing activities was $480.5 million and net cash used in financing activities was $756.6 million for the year ended December 31, 2015.

As of December 31, 2015, we had 80 aircraft in our portfolio, 79 of which were held for operating lease and one of which was recorded as an investment in direct finance lease.

Restatement of Prior Financial Statements
The accompanying Operating and Financial Review and Prospects gives effect to the accounting adjustments made with the restatement of our previously reported consolidated financial statements as of and for the years ended December 31, 2014 and 2013. For this reason the data set forth in this section may not be comparable to discussions and data in our previously filed Annual and Quarterly Reports. See "Explanatory Note Regarding Restatement" in Item 3 of this Form 20-F and Note 2, "Restatement of Consolidated Financial Statements" to the Consolidated Financial Statements in Item 18 of this Form 20-F for a detailed discussion of the restatement.

The following table presents the impact of the restatement adjustments on our previously reported consolidated retained earnings at December 31, 2012 (in thousands).

Retained earnings at December 31, 2012 – as previously reported	$83,138
Adjustments	(8,191)
Retained earnings at December 31, 2012 – as restated	$74,947

Selected Financial Data:

The following table presents the impact of the restatement adjustments on our previously reported consolidated balance sheets as of December 31, 2014.

	December 31, 2014
	(Dollars in thousands)
Balance sheet data:	As previously reported	Maintenance rights adjustments	Other adjustments	As restated
Flight equipment held for operating lease, net	$3,705,407	$(143,336)	$(5,187)	$3,556,884
Maintenance rights, net	—	144,920	—	144,920
Other assets, net	31,608	—	(2,659)	28,949
Secured borrowings, net	2,335,328	—	(2,659)	2,332,669
Deferred tax liability, net	16,289	294	(1,277)	15,306
Retained earnings	117,402	1,290	(3,910)	114,782

The following tables present the impact of the restatement adjustments on our previously reported consolidated statements of income for the years ended December 31, 2014 and 2013.

	Year Ended December 31, 2014
	(Dollars in thousands, except per share data)
	As previously reported	Maintenance rights adjustments	Other adjustments	As restated
Operating lease revenue	$404,668	$1,895	$—	$406,563
Equity earnings from unconsolidated subsidiary	2,456	—	1,106	3,562
Gain on sale of aircraft	18,878	(4,564)	447	14,761
Depreciation	175,547	(8,290)	(274)	166,983
Aircraft impairment	—	—	1,200	1,200
Selling, general and administrative	41,148	—	(115)	41,033
Net (gain) loss on extinguishment of debt	(3,922)	1,713	15	(2,194)
Maintenance and other costs	6,960	—	100	7,060
Provision for income taxes	8,263	751	(323)	8,691
Earnings per share:
Basic	$1.32			$1.42
Diluted	$1.32			$1.42

	Year Ended December 31, 2013
	(Dollars in thousands, except per share data)
	As previously reported	Maintenance rights adjustments	Other adjustments	As restated
Operating lease revenue	$359,409	$(8,062)	445	$351,792
Equity earnings from unconsolidated subsidiary	1,871	—	(380)	1,491
Gain on sale of aircraft	6,277	(856)	—	5,421
Depreciation	146,400	(7,854)	(210)	138,336
Aircraft impairment	8,825	(2,659)	—	6,166
Selling, general and administrative	37,418	—	2,175	39,593
Net (gain) loss on extinguishment of debt	(15,881)	—	734	(15,147)
Maintenance and other costs	15,454	—	22	15,476
Provision for income taxes	5,659	118	(2,643)	3,134
Earnings per share:
Basic	$1.51			$1.55
Diluted	$1.50			$1.55

Market Conditions

The airline industry has been profitable every year since 2012, with profits each year exceeding the last. It is predicted that airline profitability in 2016 will exceed that of 2015. In addition, oil prices fell significantly in 2015, resulting in lower jet fuel prices and positively impacting airline profitability.

Despite macroeconomic concerns, there continue to be overall positive trends in world air traffic and demand for commercial aircraft, which we believe will continue to drive growth in the aircraft leasing market. Passenger demand is robust, and aircraft manufacturers have increased their production rates to meet demand for commercial aircraft. Currently, leased aircraft make up approximately 40% of the worldwide commercial jet aircraft fleet that is in service and this percentage is generally expected to be maintained or to increase over time.

Despite the favorable market conditions, the airline industry is cyclical, and macroeconomic, geopolitical and other risks may negatively impact airline profitability or create unexpected volatility in the aircraft leasing market. Although we expect the airline industry to be profitable in 2016, profits are not uniformly distributed among airlines, and certain airlines, particularly smaller airlines and start-up carriers, struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis. In addition, an increase in new aircraft production rates by aircraft manufacturers may reduce the demand for used aircraft, and could lead to a reduction in the lease rates and the values of used aircraft.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. The following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application.

Flight Equipment Held for Sale

In accordance with guidance provided by the FASB, flight equipment is classified as held for sale when we commit to and commence a plan of sale that is reasonably expected to be completed within one year and satisfies certain other held for sale criteria. Flight equipment held for sale is recorded at the lesser of carrying value or fair value, less estimated cost to sell. We continue to recognize rent from aircraft held for sale until the date the aircraft is sold. Rent collected from the sale contract date through the aircraft disposition date reduces the sale proceeds and gain on sale of aircraft. Imputed interest earned from the sale contract date through the aircraft disposition date increases the selling price of an aircraft. In addition, depreciation ceases once an aircraft is classified as held for sale. An impairment loss is recorded for an asset held for sale when the carrying value of the asset exceeds its fair value, less estimated cost to sell. An aircraft classified as held for sale is not depreciated.

Subsequent changes to the asset's fair value are recorded as adjustments to the carrying value of the flight equipment. However, any such adjustment will not cause the asset's fair value to exceed its original carrying value. We continue to recognize rent from aircraft held for sale until the date the aircraft is sold.

Flight Equipment Held for Operating Lease

Flight equipment held for operating lease are recorded at cost and depreciated to estimated residual values on a straight-line basis over their estimated remaining useful lives. Useful life is generally 25 years from the date of manufacture. Residual values are generally estimated to be 15% of the original manufacturer's estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:

●	Flight equipment where original manufacturer's prices are not relevant due to plane modifications and conversions.

●	Flight equipment that is out of production and may have a shorter useful life or lower residual value due to obsolescence.

●	The remaining life of a converted freighter is determined based on the date of conversion, in which case, the total useful life may extend beyond 25 years from the date of manufacture.

●	Dispositions of flight equipment prior to the end of its estimated useful life at a residual value different from that used for newly acquired aircraft.

Estimated residual values and useful lives of flight equipment are reviewed and adjusted, if appropriate, during each reporting period.

Major aircraft improvements or lessee-specific modifications to the aircraft to be performed by us pursuant to any lease agreement are accounted for as lease incentives and are amortized against revenue over the term of the lease, assuming no lease renewals. Generally, lessees are responsible for repairs, scheduled maintenance and overhauls during the lease term and compliance with return conditions of flight equipment at lease termination.

Major aircraft improvements and modifications incurred during an off-lease period are capitalized and depreciated over the remaining life of the flight equipment. In addition, costs paid by us for scheduled maintenance and overhauls are also capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.

At the time of an aircraft acquisition, we evaluate whether the lease acquired with the aircraft is at fair market value by comparing the contractual lease rates to the range of current lease rates of like aircraft. A lease premium is recognized when it is determined that the acquired lease's terms are above market value; lease discounts are recognized when it is determined that the acquired lease's terms are below fair market value. Lease discounts are recorded in other liabilities and accreted as additional rental revenue on a straight-line basis over the lease term. Lease premiums are recorded in other assets and amortized against rental revenue on a straight-line basis over the lease term.

Impairment of Flight Equipment

We evaluate flight equipment for impairment when circumstances indicate that the carrying amounts of such assets may not be recoverable. Our evaluation of impairment indicators include, but are not limited to, recent transactions for similar aircraft, adverse changes in market conditions for specific aircraft types, third party appraisals of aircraft, published values for similar aircraft, any occurrence of adverse changes in the aviation industry and the overall market conditions that could impact the fair value of our aircraft. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, we will assess whether the carrying values of the flight equipment exceed the fair values and an impairment loss is required. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for aircraft. We will also record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value.

Future cash flows are assumed to occur under current market conditions and assume adequate time for a sale between a willing and able buyer and a willing seller. Expected future lease rates are based on all relevant information available, including the existing lease, current contracted rates for similar aircraft, appraisal data and industry trends. Residual value assumptions generally reflect an aircraft's salvage value, except where more recent industry information indicates a different value is appropriate.

The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs.

Maintenance Right

We identify, measure and account for maintenance right assets and liabilities associated with our acquisitions of aircraft with in-place leases. A maintenance right asset represents the fair value of our contractual right under a lease to receive an aircraft in an improved maintenance condition as compared to the maintenance condition on the acquisition date. A maintenance right liability represents our obligation to pay the lessee for the difference between the lease end contractual maintenance condition of the aircraft and the actual maintenance condition of the aircraft on the acquisition date.

Our aircraft are typically subject to triple-net leases pursuant to which the lessee is responsible for maintenance, which is accomplished through one of two types of provisions in our leases: (i) end of lease return conditions (EOL Leases) or (ii) periodic maintenance payments (MR Leases).

EOL Leases

Under EOL Leases, the lessee is obligated to comply with certain return conditions which require the lessee to perform lease end maintenance work or make cash compensation payments at the end of the lease to bring the aircraft into a specified maintenance condition.

Maintenance right assets in EOL Leases represent the difference in value between the contractual right to receive an aircraft in an improved maintenance condition as compared to the maintenance condition on the acquisition date. Maintenance right liabilities exist in EOL Leases if, on the acquisition date, the maintenance condition of the aircraft is greater than the contractual return condition in the lease and we are required to pay the lessee in cash for the improved maintenance condition. Maintenance right assets, net are recorded as a separate line item on our balance sheet.

When we have recorded maintenance right assets with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry in the contractually specified maintenance condition without any cash payment to us by the lessee, the maintenance right asset is relieved and an aircraft improvement is recorded to the extent the improvement is substantiated and deemed to meet our capitalization policy; (ii) the lessee pays us cash compensation at lease expiry in excess of the value of the maintenance right asset, the maintenance right asset is relieved and any excess is recognized as end of lease income consistent with our existing policy; or (iii) the lessee pays us cash compensation at lease expiry that is less than the value of the maintenance right asset, the cash is applied to the maintenance right asset and the balance of such asset is relieved and recorded as an aircraft improvement to the extent the improvement is substantiated and meets our capitalization policy. Any aircraft improvement will be depreciated over a period to the next scheduled maintenance event in accordance with our policy with respect to major maintenance.

When we have recorded maintenance right liabilities with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry in the contractually specified maintenance condition without any cash payment by us to the lessee, the maintenance right liability is relieved and end of lease income is recognized; (ii) we pay the lessee cash compensation at lease expiry of less than the value of the maintenance right liability, the maintenance right liability is relieved and any difference is recognized as end of lease income; or (iii) we pay the lessee cash compensation at lease expiry in excess of the value of the maintenance right liability, the maintenance right liability is relieved and the excess amount is recorded as an aircraft improvement.

MR Leases

Under MR Leases, the lessee is required to make periodic payments to us for maintenance based upon usage of the aircraft. When qualified major maintenance is performed during the lease term, we are required to reimburse the lessee for the costs associated with such maintenance. At the end of lease, we are entitled to retain any cash receipts in excess of the required reimbursements to the lessee.

Maintenance right assets in MR Leases represent the right to receive an aircraft in an improved condition relative to the actual condition on the acquisition date. The aircraft is improved by the performance of qualified major maintenance paid for by the lessee who is reimbursed by us from the periodic maintenance payments that we receive. Maintenance right assets, net will be recorded as a separate line item on our balance sheet.

When we have recorded maintenance right assets with respect to MR Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry and no qualified major maintenance has been performed by the lessee since the acquisition date, the maintenance right asset is offset by the amount of the associated maintenance payment liability and any excess is recorded as end of lease income, which is consistent with our existing policy; or (ii) we have reimbursed the lessee for the performance of qualified major maintenance, the maintenance right asset is relieved and an aircraft improvement is recorded.

There are no maintenance right liabilities for MR Leases.

When flight equipment is sold, maintenance rights are released from the balance sheet as part of the disposition gain or loss.

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

At the hedge's inception and at least every reporting period thereafter, a formal assessment is performed to determine whether changes in cash flows of the derivative instrument have been highly effective in offsetting changes in the cash flows of the hedged items and whether they are expected to be highly effective in the future. We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) we determine that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the derivative instrument is carried at its fair market value on the balance sheet with changes in fair value recognized into current-period earnings. The remaining balance in accumulated other comprehensive income associated with the derivative that has been discontinued is not recognized in the income statement unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in earnings when earnings are affected by the hedged transaction.

Maintenance Payment Liability

Our flight equipment is typically subject to triple-net leases under which the lessee is responsible for maintenance, insurance and taxes. Fly's operating leases also obligate the lessees to comply with all governmental requirements applicable to the flight equipment, including without limitation, operational, maintenance, registration and airworthiness directives.

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

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to Fly and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, recognition is delayed until the criteria are met.

●	Operating lease revenue. We receive lease revenues from flight equipment under operating leases. Rental income from aircraft is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee to exercise an option to extend the lease for an additional term. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when collection is not reasonably assured.

●	Finance lease income. Revenue from direct finance leases is recognized using the interest method to produce a level yield over the life of the finance lease.

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

We apply a recognition threshold of more-likely-than-not to be sustained in the examination of income tax on uncertainties. We have elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during the years ended December 31, 2015, 2014 and 2013.

New Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. The guidance specifically notes that lease contracts with customers are a scope exception. In August 2015, FASB issued ASU 2015-14, deferring the effective date of ASU 2014-09, Revenue from Contracts with Customers (Topic 606), by one year for all entities and permitting early adoption on a limited basis. Specifically, for public business entities, the standard will be effective for annual reporting periods (including interim periods) beginning after December 15, 2017. Early adoption will be permitted as of the annual reporting period (including interim periods) beginning after December 15, 2016. We will adopt the guidance effective January 1, 2018. We anticipate that the adoption of the standard will not have a material effect on our consolidated financial condition, results of operations or cash flows.

In August 2014, FASB issued ASU 2014-15, update to Accounting Standards Codification (ASC) subtopic 250-40, Presentation of Financial Statements-Going Concern. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in the U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term "substantial doubt", (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 will be effective for annual reporting periods (including interim periods) ending after December 15, 2016, and early adoption is permitted. We will adopt the guidance effective January 1, 2017. We are currently assessing the impact of the guidance on our consolidated financial condition.

In January 2015, FASB issued ASU 2015-01, Extraordinary and Unusual Items, which eliminates the concept of an extraordinary item from U.S. GAAP. As a result, an entity will no longer (1) segregate an extraordinary item from the results of ordinary operations; (2) separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; or (3) disclose income taxes and earnings-per-share data applicable to an extraordinary item. However, the ASU does not affect the reporting and disclosure requirements for an event that is unusual in nature or that occurs infrequently. ASU 2015-01 is effective for annual reporting periods (including interim periods), beginning after December 15, 2015, and early adoption is permitted. We adopted the guidance effective January 1, 2016. We anticipate that the adoption of the standard will not have a material effect on our consolidated financial condition, results of operations or cash flows.

In February 2015, FASB issued ASU 2015-02, which amends ASC 810, Consolidation. The amendment changes the consolidation analysis required under U.S. GAAP and could have an impact on the consolidation conclusions of the reporting entity. Specifically, the amendment affects the consolidation analysis of reporting entities that are involved with Variable Interest Entities, particularly those that have fee arrangements and related party transactions. ASU 2015-02 is effective for annual reporting periods (including interim periods), beginning after December 15, 2015, and early adoption is permitted. We adopted the guidance effective January 1, 2016. We anticipate that the adoption of the standard will not have a material effect on our consolidated financial condition, results of operations or cash flows.

In April 2015, FASB issued ASU 2015-03, Interest - Imputation of Interest, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the accounting treatment for debt discounts. The recognition and measurement guidance of debt issuance costs are not affected by this update. We adopted the guidance effective January 1, 2016. We anticipate that the adoption of the standard will not have an effect on our consolidated financial condition, results of operations or cash flows.

In February 2016, FASB issued its new lease standard, ASU 2016-02, Leases. Under the new standard, the accounting for leases by lessors would basically remain unchanged from the existing concepts in ASC 840, Leases. In addition, FASB has decided that lessors would be precluded from recognizing selling profit and revenue at lease commencement for any sales-type or direct finance lease that does not transfer control of the underlying asset to the lessee. The standard will be effective for public business entities for annual periods (including interim periods), beginning after December 15, 2018, and early adoption will be permitted. We are currently evaluating the potential impact the adoption of the standard will have on our consolidated financial condition, results of operations or cash flows.

Operating Results

Management's discussion and analysis of operating results presented below pertain to the consolidated statement of operations of Fly for the years ended December 31, 2015, 2014 and 2013.

Consolidated Statements of Income of Fly for the years ended December 31, 2015 and 2014

	Years ended		Increase/ (Decrease)
	2015	2014
	(Dollars in thousands)
		As restated
Revenues
Operating lease revenue	$429,691	$406,563	$23,128
Finance lease income	299	—	299
Equity earnings from unconsolidated subsidiary	1,159	3,562	(2,403)
Gain on sale of aircraft	28,959	14,761	14,198
Interest and other income	2,289	662	1,627
Total revenues	462,397	425,548	36,849
Expenses
Depreciation	159,732	166,983	(7,251)
Aircraft impairment	66,093	1,200	64,893
Interest expense	145,448	142,519	2,929
Selling, general and administrative	33,674	41,033	(7,359)
Ineffective, dedesignated and terminated derivatives	4,134	72	4,062
Net (gain) loss on extinguishment of debt	17,491	(2,194)	19,685
Maintenance and other costs	7,628	7,060	568
Total expenses	434,200	356,673	77,527
Net income before provision for income taxes	28,197	68,875	(40,678)
Provision for income taxes	5,399	8,691	(3,292)
Net income	$22,798	$60,184	$(37,386)

As of December 31, 2015, we had 80 aircraft in our portfolio, 79 of which were held for operating lease and one of which was recorded as an investment in direct finance lease. As of December 31, 2014, we had 127 aircraft in our portfolio, all of which were held for operating lease. In 2015, we purchased ten aircraft and sold 44 aircraft.

In the year ended December 31, 2015, we continued to recognize revenue from each of the 45 aircraft that we contracted to sell in the Sale Transactions until the date that such aircraft was delivered to the purchaser. Pursuant to the sale contracts governing the Sale Transactions, rents collected with respect to these aircraft from the sale contract date through the aircraft disposition date reduced the sale proceeds and gain on sale of the aircraft, partially offset by imputed interest earned for the same period. We ceased to recognize depreciation on these aircraft on the relevant sale contract date.

	Years ended		Increase/ (Decrease)
	2015	2014
	(Dollars in thousands)
		As restated
Operating lease revenue:
Operating lease rental revenue	$398,741	$387,835	$10,906
End of lease revenue	53,760	41,651	12,109
Amortization of lease incentives	(20,527)	(18,934)	(1,593)
Amortization of lease premiums, discounts & other	(2,283)	(3,989)	1,706
Total operating lease revenue	$429,691	$406,563	$23,128

For the year ended December 31, 2015, operating lease revenue totaled $429.7 million, an increase of $23.1 million compared to the year ended December 31, 2014. The increase was primarily due to (i) an increase of $76.0 million from aircraft purchased in 2014 and 2015, (ii) an increase of $12.1 million from end of lease revenue recognized and (iii) other increases of $1.9 million. The increase was partially offset by (i) a decrease of $40.5 million in lease revenue from aircraft sold in 2014 and 2015, (ii) a decrease of $24.8 million from off-lease periods and lower lease rates on lease extensions and remarketings and (iii) an increase of $1.6 million in lease incentive amortization. For the year ended December 31, 2015, operating lease revenue recognized with respect to aircraft held for sale was $94.1 million.

For the year ended December 31, 2015, finance lease income totaled $0.3 million, which was attributable to one lease recorded as an investment in direct finance lease. During the year ended December 31, 2014, we had no investment in direct finance lease.

During the years ended December 31, 2015 and 2014, we recorded equity earnings from our investment in unconsolidated subsidiary of $1.2 million and $3.6 million, respectively. Our equity earnings for 2014 included our share of the gain on conversion of operating leases to finance leases with respect to two aircraft held in Fly-Z/C LP, which were transferred to the airline in the first quarter of 2015. Two aircraft remain in the joint venture.

During the year ended December 31, 2015, we sold 44 aircraft and recognized a gain on sale of aircraft totaling $29.0 million. During the year ended December 31, 2014, we sold eight aircraft, six of which generated a gain on sale of $14.8 million. We recorded a gain on debt extinguishment of $2.3 million in connection with the sale of the other two aircraft that were financed under the CBA Facility. The sale proceeds were paid to the lenders as full and final discharge of the loans secured by these two aircraft.

Depreciation expense during the year ended December 31, 2015 was $159.7 million, compared to $167.0 million for the year ended December 31, 2014, a decrease of $7.3 million. The decrease was primarily due to stoppage of depreciation on (i) aircraft held for sale aircraft and (ii) aircraft sold in 2015 and 2014. These decreases were partially offset by (i) depreciation on acquired aircraft, (ii) additional depreciation on our Boeing 757 aircraft that we contracted to sell in 2014 and (iii) accelerated depreciation on one aircraft resulting from an adjustment to its residual value.

During the year ended December 31, 2015, we recognized aircraft impairment totaling $66.1 million. The impairment charge related to three wide-body aircraft nearing the end of their economic lives and 11 narrow-body aircraft, five of which were classified as held for sale. During the year ended December 31, 2014, we recognized aircraft impairment totaling $1.2 million related to one wide-body aircraft.

Interest expense totaled $145.4 million and $142.5 million for the years ended December 31, 2015 and 2014, respectively. The increase of $2.9 million was primarily due to (i) the Additional 2020 Notes and 2021 Notes issued in October 2014 and (ii) additional secured borrowings used to finance aircraft acquisitions. This increase was partially offset by (i) a reduction in interest due to debt repayments, (ii) re-pricing of the Term Loan, (iii) refinancings made in 2015 and 2014 and (iv) loan fees and commitment fees paid in the Fly Acquisition II Facility prior to its termination.

During the year December 31, 2015, we wrote off unamortized loan costs and debt discounts totaling $13.9 million as debt extinguishment costs and incurred $2.6 million of prepayment and other fees in connection with (i) termination of the Fly Acquisition II Facility, (ii) re-pricing of the Term Loan, and (iii) repayment of debt associated with aircraft sold. We also incurred swap breakage fees of $1.0 million. During the year ended December 31, 2014, we recognized a net gain on debt extinguishment of $2.2 million which primarily related to the sale of two aircraft that were financed under the CBA Facility. The sale proceeds were paid to the lenders as full and final discharge of the loans secured by these two aircraft. The gain was partially offset by the write-off of unamortized loan costs associated with the repayment of two other aircraft secured borrowings.

Selling, general and administrative expenses were $33.7 million and $41.0 million for the years ended December 31, 2015 and 2014, respectively. The decrease of $7.3 million was primarily due to (i) a $5.0 million reduction in annual management expenses in connection with the amendment to the management agreement effective July 1, 2015, (ii) lower acquisition fees and expenses as a result of fewer aircraft in 2015 compared to 2014, and (iii) unrealized foreign currency exchange gains caused by the valuation of other aircraft secured borrowings denominated in Euros. These decreases were partially offset by increases in servicing fees as a result of aircraft purchased in the portfolio.

Maintenance and other costs totaled $7.6 million and $7.1 million during the years ended December 31, 2015 and 2014, respectively. The increase was primarily due to higher costs related to remarketing activities.

Provision for income taxes was $5.4 million and $8.7 million during the years ended December 31, 2015 and 2014, respectively. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rate was 19.1% and 12.6% for the years ended December 31, 2015 and 2014, respectively. We recorded net valuation allowances of $3.4 million and $2.5 million during the years ended December 31, 2015 and 2014, respectively.

Our consolidated net income was $22.8 million and $60.2 million for the years ended December 31, 2015 and 2014, respectively.

Consolidated Statements of Income of Fly for the years ended December 31, 2014 and 2013

	Years ended		Increase/ (Decrease)
	2014	2013
	(Dollars in thousands)
	As restated	As restated
Revenues
Operating lease revenue	$406,563	$351,792	$54,771
Equity earnings from unconsolidated subsidiary	3,562	1,491	2,071
Gain on sale of aircraft	14,761	5,421	9,340
Interest and other income	662	1,930	(1,268)
Total revenues	425,548	360,634	64,914
Expenses
Depreciation	166,983	138,336	28,647
Aircraft impairment	1,200	6,166	(4,966)
Interest expense	142,519	120,399	22,120
Selling, general and administrative	41,033	39,593	1,440
Ineffective, dedesignated and terminated derivatives	72	(1,263)	1,335
Net gain on extinguishment of debt	(2,194)	(15,147)	12,953
Maintenance and other costs	7,060	15,476	(8,416)
Total expenses	356,673	303,560	53,113
Net income before provision for income taxes	68,875	57,074	11,801
Provision for income taxes	8,691	3,134	5,557
Net income	$60,184	$53,940	$6,244

As of December 31, 2014 and 2013, we had 127 aircraft and 113 aircraft in our portfolio, respectively. As of December 31, 2014, our aircraft were on lease to 64 lessees in 36 countries. In 2014, we purchased 22 aircraft and sold eight aircraft.

	Years ended		Increase/ (Decrease)
	2014	2013
	(Dollars in thousands)
	As restated	As restated
Operating lease revenue:
Operating lease rental revenue	$387,835	$325,361	$62,474
End of lease revenue	41,651	39,507	2,144
Amortization of lease incentives	(18,934)	(9,019)	(9,915)
Amortization of lease premiums, discounts & other	(3,989)	(4,057)	68
Total operating lease revenue	$406,563	$351,792	$54,771

For the year ended December 31, 2014, operating lease revenue totaled $406.6 million, an increase of $54.8 million compared to the year ended December 31, 2013. The increase was primarily due to (i) an increase of $84.0 million from aircraft purchased in 2013 and 2014, (ii) an increase of $9.0 million from the remarketing of aircraft that were previously off-lease and (iii) an increase of $2.1 million from end of lease revenue recognized. The increase was partially offset by (i) a decrease of $16.2 million due to lower lease rates on lease extensions, restructurings and remarketings, (ii) a decrease of $12.8 million in lease revenue from aircraft sold in 2013 and 2014, (iii) an increase of $9.9 million in lease incentives and (iv) other decreases of $1.4 million.

During the years ended December 31, 2014 and 2013, we recorded equity earnings from our investment in unconsolidated subsidiary of $3.6 million and $1.5 million, respectively. Our equity earnings in 2014 included our share of the gain recognized by Fly-Z/C LP on the conversion of two operating leases to finance leases.

During the year ended December 31, 2014, we sold eight aircraft, six of which generated a pre-tax gain on sale of $14.8 million. We recorded a gain on debt extinguishment of $2.3 million in connection with the sale of the other two aircraft, which were financed under the CBA Facility. The sale proceeds were paid to the lenders as full and final discharge of the related loans. During the year ended December 31, 2013, we sold ten aircraft and recognized a pre-tax gain on sale of $5.4 million.

Depreciation expense during the year ended December 31, 2014 was $167.0 million, compared to $138.3 million for the year ended December 31, 2013, an increase of $28.6 million. The increase was primarily due to depreciation on aircraft acquisitions and improvements made, partially offset by depreciation on aircraft we sold. In 2014, we entered into sale agreements for eight aircraft, and we adjusted the holding period and residual value of these aircraft. This resulted in additional depreciation expense of $1.9 million during the year ended December 31, 2014.

During the year ended December 31, 2014, we recognized an impairment charge of $1.2 million related to one wide-body aircraft. During the year ended December 31, 2013, we recognized an impairment charge of $6.2 million related to one narrow-body aircraft.

Interest expense totaled $142.5 million and $120.4 million for the years ended December 31, 2014 and 2013, respectively. The increase of $22.1 million was primarily due to interest on the (i) 2020 Notes issued in December 2013, (ii) Additional 2020 Notes and 2021 Notes issued in October 2014 and (iii) additional secured borrowings used to finance aircraft acquisitions. The increase was partially offset by lower interest expense due to (i) debt repayments made in 2014 and 2013, (ii) the restructuring of the CBA Facility in 2013 and (iii) the re-pricing of the Term Loan in 2013.

During the year ended December 31, 2014, we recognized a net gain on debt extinguishment of $2.2 million primarily related to the sale of two aircraft, which were financed under the CBA Facility. The sale proceeds were paid to the lenders as full and final discharge of the loans secured by these two aircraft. The gain was partially offset by the write-off of unamortized loan costs associated with the repayment of two other aircraft secured borrowings. During the year ended December 31, 2013, we recognized a net gain on debt extinguishment of $15.1 million. In connection with the restructuring of the CBA Facility, we recognized a net gain of $22.2 million. The gain was partially offset by (i) swap breakage costs and other expenses incurred totaling $3.0 million associated with debt repayments and refinancings, (ii) fees and expenses of $2.1 million incurred in connection with the repricing of the Term Loan in May 2013, and (iii) write-off of unamortized debt discounts and costs associated with the Term Loan upsizing in November 2013 totaling $1.2 million.

Selling, general and administrative expenses were $41.0 million and $39.6 million for the years ended December 31, 2014 and 2013, respectively. The increase was primarily due to (i) transaction costs and expenses of $2.0 million incurred in connection with aircraft purchased and (ii) an increase of $2.7 million in management and servicing fees paid to BBAM resulting from the increase in the number of aircraft in our portfolio. The increase was partially offset by a decrease in share-based compensation of $3.1 million and lower professional fees.

Maintenance and other costs totaled $7.1 million and $15.5 million during the years ended December 31, 2014 and 2013, respectively. The decrease was primarily due to significant aircraft maintenance expenses incurred in 2013 in connection with early lease terminations and preparing the aircraft for delivery to new lessees.

Our provision for income taxes was $8.7 million and $3.1 million during the years ended December 31, 2014 and 2013, respectively. The resulting effective income tax rate for the years ended December 31, 2014 and 2013 was 12.6% and 5.5%, respectively. In 2014, we also recorded a net valuation allowance of $2.5 million against deferred tax assets which was offset by a gain on extinguishment of debt not being subject to tax in Ireland. The effective rate for 2013 is less than the Irish trading rate of 12.5% as a result of (i) taxes associated with the sale of aircraft owned by our Australian subsidiary being offset with previously unrecognized deferred tax assets related to the GAAM acquisition, (ii) a portion of the net gain on extinguishment of debt not being subject to tax in Ireland and (iii) a favorable true-up to our tax returns filed in connection with our investment in BBAM LP. These reductions in income tax in 2013 were partially offset by the provision for valuation allowances against deferred tax assets in certain of our subsidiaries, and taxes provided in foreign jurisdictions at higher rates than the Irish trading rate.

Our consolidated net income was $60.2 million and $53.9 million for the years ended December 31, 2014 and 2013, respectively.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of fleet growth. Since the beginning of 2013, we have spent approximately $2.2 billion to acquire 46 aircraft. During the year ended December 31, 2015, we acquired ten aircraft at a total cost of $615.1 million, one of which was recorded as an investment in direct finance lease. We plan to continue our growth strategy through 2016.

We have also sought opportunistic aircraft sales to rejuvenate our fleet. During the year ended December 31, 2015, in addition to the ECAF-I Transaction, we agreed to sell an additional 12 aircraft to another buyer for a combined total of approximately $1.2 billion, subject to adjustment based on rents in respect of certain of the aircraft (together, the "Sale Transactions"). As of December 31, 2015, we had delivered 32 of the aircraft in the Sale Transactions to the purchasers. One of the aircraft was removed from the Sale Transactions and was sold to an independent purchaser in 2016. We sold an additional 12 aircraft in 2015 bringing the total number of aircraft sold to 44. These sales generated more than $500.0 million of cash, after the repayment of debt associated with such aircraft. We intend to use such cash together with debt financings to acquire additional aircraft.

We finance our business with unrestricted cash, cash generated from operating leases, aircraft sales and debt financings. At December 31, 2015, we had $276.0 million of unrestricted cash and $11.4 million of restricted cash subject to withdrawal restrictions pursuant to deferred tax arrangements. We also had ten unencumbered aircraft with an aggregate net book value of $575.3 million.

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

During the first quarter of 2015, we terminated the Fly Acquisition II Facility and repaid the amounts outstanding with proceeds from the sale of three aircraft and the refinancing of one aircraft that was financed under the facility. There was no prepayment penalty in connection with the termination of the Fly Acquisition II Facility.

On February 26, 2016, we, through our wholly-owned subsidiary, entered into a revolving credit facility with a consortium of lenders (the "Fly Acquisition III Facility") providing loans and notes in an aggregate amount of up to $385.0 million with an availability period expiring on February 26, 2019 and a final maturity date of February 26, 2022. We provide a full recourse guaranty of all of the borrower's obligations under the facility.

Our sole source of operating cash flows is from distributions made to us from our subsidiaries. Distributions of cash to us from our subsidiaries are subject to compliance with local law and applicable debt covenants. Substantially all revenue collected during each monthly period from aircraft financed by certain of our debt facilities are applied to service the outstanding debt under those facilities, after the payment of certain expenses and other costs.

Historically, we returned capital to shareholders principally through the payment of quarterly dividends, most recently in the amount of $0.25 per share, or $10.4 million per quarter. In November 2015, our board of directors approved the elimination of dividend payments on our shares.

During the year ended December 31, 2015, we repurchased 5,797,673 of our shares at an average price of $13.89 per share, or a total cost of $80.5 million, excluding fees and related expenses, pursuant to share repurchase programs approved by our board of directors. We repurchased 5,376,344 of these shares at the closing of our modified Dutch auction tender offer on December 22, 2015, at a price of $13.95 per share, or a total cost of approximately $75.0 million, excluding fees and related expenses. Our board of directors authorized a $25.0 million share repurchase program which was completed in the first quarter of 2016.

We expect that cash on hand and cash from operations will satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 "Risk Factors" in this report.

Cash Flows of Fly for the year ended December 31, 2015 and 2014

We generated cash from operations of $214.9 million and $227.2 million for the years ended December 31, 2015 and 2014, respectively, a decrease of $12.3 million.

Cash provided by investing activities was $480.5 million for the year ended December 31, 2015. Cash used in investing activities totaled $840.6 million for the year ended December 31, 2014. In 2015, we used $601.1 million of cash to purchase ten aircraft, including a $33.6 million investment in a direct finance lease aircraft, and sold 44 aircraft for net cash proceeds of $1.1 billion. In 2014, we used $915.5 million of cash to purchase 22 aircraft, and sold eight aircraft for net cash proceeds of $88.6 million. Lessor maintenance contributions totaled $18.6 million and $5.0 million for the years ended December 31, 2015 and 2014, respectively.

Cash used in financing activities for the year ended December 31, 2015 totaled $756.6 million. Cash provided by financing activities for the year ended December 31, 2014 totaled $546.5 million. In 2015, we (i) made repayments on our secured borrowings totaling $791.4 million, (ii) used $81.4 million to repurchase 5,797,673 shares and to pay fees and related expenses, (iii) increased our restricted cash accounts by $35.8 million and (iv) paid dividends and dividend equivalents of $42.4 million. These were partially offset by (i) net proceeds of $147.3 million from secured borrowings to partially finance aircraft acquisitions and (ii) net maintenance reserve receipts of $45.7 million. In 2014, we (i) received net proceeds from unsecured borrowings of $396.6 million from the issuance of the Additional 2020 Notes and the 2021 Notes, (ii) received net proceeds of $298.7 million from secured borrowings to partially finance aircraft acquisitions, (iii) received net maintenance payment liability receipts of $39.8 million, (iv) reduced our restricted cash accounts by $35.7 million primarily related to the release of escrowed funds used to purchase aircraft and (v) received net security deposit receipts of $13.4 million. These were partially offset by (i) net repayments of our secured borrowings totaling $193.0 million and (ii) dividend and dividend equivalent payments of $42.8 million.

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

Cash provided by financing activities totaled $546.5 million and $668.5 million for the years ended December 31, 2014 and 2013, respectively. In 2014, we (i) received net proceeds from unsecured borrowings of $396.6 million from the issuance of the Additional 2020 Notes and the 2021 Notes, (ii) received net proceeds of $298.7 million from secured borrowings to partially finance aircraft acquisitions, (iii) received net maintenance payment liability receipts of $39.8 million, (iv) reduced our restricted cash accounts by $35.7 million primarily related to the release of escrowed funds used to purchase aircraft and (v) received net security deposit receipts of $13.4 million. These were partially offset by (i) net repayments of our secured borrowings totaling $193.0 million and (ii) dividend and dividend equivalent payments of $42.8 million. In 2013, we received (i) net proceeds from secured borrowings and the upsizing of the Term Loan of $689.0 million to partially finance aircraft acquisitions, (ii) net proceeds of $291.4 million from the issuance of the 2020 Notes, (iii) net proceeds of $172.6 million from issuance of shares and (iv) net maintenance payment liability receipts of $40.4 million. These were partially offset by (i) net repayments of $444.6 million of other secured borrowings, (ii) an increase in our restricted cash of $39.7 million and (iii) dividends and dividend equivalents payments of $31.5 million.

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

We expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. In 2015, we received $84.5 million of maintenance payments from lessees, made maintenance payment disbursements of $38.8 million and also made maintenance contributions of $18.6 million.

Dividends and Share Repurchases

During the year ended December 31, 2015, we paid dividends totaling $1.00 per share, or approximately $41.4 million. In November 2015, our board of directors approved the elimination of dividend payments on our shares.

During the year ended December 31, 2015, we repurchased 5,797,673 of our shares at an average price of $13.89 per share, or a total cost of $80.5 million, excluding fees and related expenses, pursuant to share repurchase programs approved by our board of directors. We repurchased 5,376,344 of these shares at the closing of our modified Dutch auction tender offer on December 22, 2015, at a price of $13.95 per share, or a total cost of approximately $75.0 million, excluding fees and related expenses. Our board of directors authorized a $25.0 million share repurchase program which was completed in the first quarter of 2016.

Financing

We finance our business with unsecured and secured borrowings. As of December 31, 2015, we were not in default under any of our borrowings.

Unsecured Borrowings

On December 11, 2013, we sold $300.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (together with the Additional 2020 Notes (as defined below), the "2020 Notes"). In connection with the issuance, we paid underwriting discounts totaling $8.5 million.

On October 3, 2014, we sold $75.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (the "Additional 2020 Notes") and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the "2021 Notes"). The Additional 2020 Notes were issued as additional notes under the 2020 Notes indenture, and were sold at a price equal to 104.75% of the principal amount thereof. The 2021 Notes were issued under an indenture containing substantially similar terms as the indenture governing the 2020 Notes and were sold at par. We received net cash proceeds of $396.6 million after deducting underwriting discounts.

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

If redeemed during the 12-month period commencing on December 15 of the years set forth below:	Redemption Price
2016	105.063%
2017	103.375%
2018	101.688%
2019 and thereafter	100.000%

At any time prior to December 15, 2016, we may also redeem all or a portion of the 2020 Notes at par, plus accrued and unpaid interest to the redemption date and a "make-whole premium" equal to the present value of all future interest payments called for under the indenture.

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

If redeemed during the 12-month period commencing on October 15 of the years set forth below:	Redemption Price
2017	104.781%
2018	103.188%
2019	101.594%
2020 and thereafter	100.000%

At any time prior to October 15, 2017, we may also redeem all or a portion of the 2021 Notes at par, plus accrued and unpaid interest to the redemption date and a "make-whole premium" equal to the present value of all future interest payments called for under the indenture.

Mandatory Offer to Purchase. In addition, upon a change of control (as defined in the indenture), holders of the 2020 Notes and the 2021 Notes have the right to require us to repurchase all or any part of their 2020 Notes and 2021 Notes for payment in cash equal to 101% of the aggregate principal amount of the 2020 Notes and 2021 Notes repurchased plus accrued and unpaid interest.

Default and Remedies. The indentures governing the 2020 Notes and the 2021 Notes contain customary events of default with respect to the notes of each series, including (i) default in payment when due and payable of principal or premium, (ii) default for 30 days or more in payment when due of interest, (iii) failure by us or any restricted subsidiary for 60 days after receipt of written notice given by the trustee or the holders of at least 25% in aggregate principal amount of the notes of such series then issued and outstanding to comply with any of the other agreements under the indenture, (iv) default in any of the aircraft owning entities in respect of obligations in excess of $50.0 million, which holders of such obligation accelerate or demand repayment of amounts due thereunder, (v) failure by us or any significant subsidiary to pay final judgments aggregating in excess of $50.0 million for 60 days after such judgment becomes final, subject to certain non-recourse exceptions, and (vi) certain events of bankruptcy or insolvency with respect to us or a significant subsidiary. As of December 31, 2015, we were not in default under the indentures governing the 2020 Notes or the 2021 Notes.

Certain Covenants. Pursuant to the indenture governing the 2020 Notes and 2021 Notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of our company and transactions with affiliates. We are also subject to certain operating covenants, including reporting requirements. Our failure to comply with any of the covenants under the indentures governing the 2020 Notes or 2021 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2020 Notes or 2021 Notes obtain an investment grade rating.

Secured Borrowings

We are subject to restrictive covenants under our secured borrowings including, among other things:

●	Restrictions on incurrence of debt and issuance of guarantees;

●	Restrictions on liens or other encumbrances;

●	Restrictions on acquisition, substitution and disposition of aircraft;

●	Requirements relating to the maintenance, registration and insurance of our aircraft;

●	Restrictions on the modification of aircraft and capital expenditures; and

●	Requirements to maintain concentration limits and limitations on the re-leasing and disposition of aircraft.

Our failure to comply with any of these restrictive covenants, or any other financial or operating covenants, may trigger an event of default under the relevant loan or facility agreement. Certain of our loan agreements also contain cross-acceleration or cross-default provisions that could be triggered by an acceleration or a default under another loan agreement.

Generally, events of default under our loan or facility agreements include, among other things:

●	Failure to pay interest or principal when due or within a prescribed period of time following its due date;

●	Failure to make certain other payments and such payments are not made within a prescribed period of time following written notice;

●	Failure to comply with certain other covenants and such noncompliance continues for a specified period of time following written notice; and

●	Any of the aircraft owning or borrower entities become the subject of insolvency proceedings.

Securitization Notes

On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the "Securitization Notes"). The Securitization Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly.

On October 24, 2014, the indenture governing the Securitization Notes was amended. Among other modifications, the amended indenture provides B&B Air Funding with greater flexibility in managing its aircraft portfolio, facilitates future aircraft sales and expands the scope of information reported to holders of the Securitization Notes on a monthly basis.

As of December 31, 2015, the outstanding principal balance of the Securitization Notes was $295.8 million, secured by 18 aircraft, four of which were held for sale. The final maturity date of the Securitization Notes is November 14, 2033.

During the year ended December 31, 2015, we sold 17 aircraft financed by the Securitization Notes.

Interest Rate. The Securitization Notes bear interest at an adjustable interest rate equal to the current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the provider of a financial guaranty insurance policy and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. Interest and any principal payments due are payable monthly. We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with a portion of the Securitization Notes.

Payment Terms. All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes, is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including interest, interest rate swap payments, and the fees to the policy provider in accordance with those agreements.

Redemption. We may, on any future payment date, redeem the Securitization Notes in whole or from time to time in part for an amount equal to 100% of the outstanding principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Redemption prior to acceleration of the Securitization Notes may be of all or any part of the Securitization Notes. Redemption after acceleration of the Securitization Notes upon default may only be for all of the Securitization Notes.

Collateral. The Securitization Notes are secured by (i) first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding; (ii) interests in the leases of the associated aircraft; (iii) cash held by the subsidiaries of B&B Air Funding; and (iv) rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to the priority of payments set forth in the indenture. The Securitization Notes are also secured by a lien or similar interest in any of the aircraft B&B Air Funding currently owns that are registered in the United States or Ireland. B&B Air Funding may not encumber the aircraft it currently owns or incur additional indebtedness except as permitted under the securitization-related documents.

Certain Covenants. B&B Air Funding is subject to financial and operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Securitization Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale.

Default and Remedies. Following any event of default and any acceleration of the Securitization Notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the Securitization Notes after the occurrence of any event of default, all cash generated by B&B Air Funding will be used to prepay the Securitization Notes.

Liquidity Facility. In connection with the issuance of the Securitization Notes, B&B Air Funding entered into a revolving credit facility ("Securitization Note Liquidity Facility") that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Securitization Note Liquidity Facility, advances may be drawn for the benefit of the Securitization Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Securitization Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Securitization Note Liquidity Facility. As of December 31, 2015 and 2014, B&B Air Funding had not drawn on the Securitization Note Liquidity Facility.

Our obligations under the Securitization Note Liquidity Facility are secured under the security trust agreement on the same basis as other indebtedness of B&B Air Funding.

Nord LB Facility

We assumed a debt facility (the "Nord LB Facility") provided by Norddeutsche Landesbank Gironzentrale ("Nord LB") in connection with the acquisition of the GAAM Portfolio. The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. As of December 31, 2015, the Nord LB Facility provided financing for ten aircraft, four of which were subject to sale agreements. As of December 31, 2015, the outstanding principal balance under the Nord LB Facility was $255.3 million.

During the year ended December 31, 2015, we sold seven aircraft financed by the Nord LB Facility.

Interest Rate. The loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. To mitigate our exposure to interest rate fluctuations, we have entered into interest rate swap contracts. The blended weighted average interest rate for the Nord LB Facility was 4.04% as of December 31, 2015, excluding the debt discount amortization.

Payment Terms. We apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount.

Upon the termination or expiration of a lease other than by sale, no payments are due under the Nord LB Facility with respect to the outstanding loan associated with that aircraft until the earlier of (i) six months from such termination or expiration and (ii) the date on which the aircraft is re-leased. Interest during this period increases the outstanding balance under the facility. We must pay interest with respect to any aircraft that remains off-lease after six months, and if such aircraft continues to be off-lease after twelve months, we must pay debt service equal to 85% of the lease rate under the prior lease agreement. The lenders may require payment in full or foreclose on an aircraft that remains off-lease after 24 months, but may not foreclose on any other aircraft in the facility.

In the event we sell any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and second to repay the outstanding amounts which finance the remaining aircraft. In addition, any security deposit and maintenance reserve amounts retained by us after termination of a lease will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft. In connection with the sale of certain aircraft, if any portion of debt remains after application of sale proceeds, the outstanding principal amount allocable to the remaining aircraft in the facility will increase.

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

CBA Facility

We assumed a debt facility provided by Bank of Scotland plc ("BOS"), Commonwealth Bank of Australia and CommBank Europe Limited (together, "CBA") (the "CBA Facility") in connection with the acquisition of the GAAM Portfolio. As of December 31, 2015, the CBA Facility provided for individual loans on six aircraft, one of which was subject to a sale agreement. These loans are cross-collateralized and contain cross-default provisions. At December 31, 2015, one loan matures in 2018, and the remaining five loans mature in 2020. Fly has guaranteed all payments under the CBA Facility. As of December 31, 2015, the outstanding principal balance under the CBA Facility was $88.2 million.

During the year ended December 31, 2015, we sold one aircraft.

Interest Rate. Borrowings under the CBA Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 2.50%. Fixed interest rates range between 3.67% and 7.75%. The weighted average interest rate on all outstanding amounts was 5.02% as of December 31, 2015, excluding the debt discount amortization and debt issuance costs.

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

If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the associated aircraft is equal to or greater than 80%, we will be required to pay into a collateral account an amount that is necessary to reduce this ratio to less than 80%.

Collateral. Borrowings are secured by our equity interest in the subsidiaries that own the financed aircraft, the aircraft and the related leases. The loans are guaranteed by us on a recourse basis.

Certain Covenants. There are no financial covenants in the CBA Facility. However, the CBA Facility includes certain operating covenants, including reporting requirements.

Term Loan

On August 9, 2012, we entered into a $395.0 million senior secured term loan (the "Term Loan") with a consortium of lenders. On May 21, 2013, we re-priced the Term Loan, reducing the interest rate margin from 4.50% to 3.50% and the LIBOR floor from 1.25% to 1.00%. On November 21, 2013, we amended and upsized the Term Loan by $105.0 million. On April 22, 2015, we again re-priced the Term Loan, further reducing the interest rate margin from 3.50% to 2.75% and the LIBOR floor from 1.00% to 0.75%.

In connection with the May 2013 re-pricing, we paid the lenders a prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.8 million.

In connection with the April 2015 re-pricing, we wrote-off approximately $2.1 million of unamortized loan costs and debt discounts as debt extinguishment costs. There was no prepayment penalty associated with the re-pricing.

As of December 31, 2015, the outstanding principal balance under the Term Loan was $427.8 million.

During the year ended December 31, 2015, we sold six aircraft financed under the Term Loan and substituted in four aircraft. At December 31, 2015, the Term Loan was secured by 28 aircraft, four of which were subject to sale agreements.

Interest Rate. The Term Loan bears interest at an adjustable interest rate equal to one month LIBOR plus a margin of 2.75%, with a LIBOR floor of 0.75%.

Payment Terms. The Term Loan requires quarterly principal payments of $5.9 million. Until April 2016, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be repaid in whole or in part at par. The Term Loan matures in August 2019.

Under the Term Loan, we must maintain a maximum Loan-to-Value ratio("LTV") of 70.0% based on the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers Upon the sale of an aircraft under the Term Loan, we may, in any combination (i) prepay a portion of the outstanding principal amount of the loans, (ii) substitute an aircraft as collateral or (iii) provide additional cash collateral (not to exceed $25.0 million) to maintain a maximum LTV of 70.0%.

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

Fly Acquisition II Facility

On November 7, 2012, we entered into a revolving credit facility with a consortium of lenders ("Fly Acquisition II Facility") providing loans in an aggregate amount of up to $450.0 million with an availability period which would have expired on July 3, 2015. The final maturity date would have been July 3, 2018.

During the first quarter of 2015, we terminated the Fly Acquisition II Facility and repaid the then outstanding balance with proceeds from the sale of three aircraft and the refinancing of one aircraft. There was no prepayment penalty in connection with the termination of the Fly Acquisition II Facility.

Commitment Fees. We paid a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of our commitment until January 2015 when we exercised our right to terminate the availability period.

Interest. The interest rate under the facility was based on one-month LIBOR plus an applicable margin. Following termination of the availability period, the applicable margin was increased from 3.25% to 3.75%.

Other Aircraft Secured Borrowings

In addition to the debt financings described above, we have entered into other aircraft secured borrowings to finance the acquisition of aircraft. These borrowings may finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of our rights, title and interest in the financed aircraft and leases. The maturity date on each loan generally matches the corresponding lease expiration date, with maturity dates ranging from February 2016 to January 2027. We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. In 2015, we made principal payments, including repayment of five loans, totaling $207.8 million.

As of December 31, 2015, the total principal outstanding under our other aircraft secured borrowings was $663.1 million, with interest rates ranging from 1.29% to 6.22%. 21 aircraft were financed by these borrowings, one of which was subject to a sale agreement.

At December 31, 2015 and 2014, $422.9 million and 425.0 million of the principal amount of these borrowings, respectively, were recourse to us. Although these recourse loans are secured by aircraft and their associated leases, we have guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flow to meet required debt payments. In addition, certain of our secured, recourse borrowings contain cross default provisions to other recourse borrowings which if triggered could significantly increase the amount of indebtedness that is payable by us at the time of the default.

We have one loan that is denominated in Euros. During the year ended December 31, 2015, we recorded an unrealized foreign currency exchange gain of $1.6 million resulting from an increase of the U.S. Dollar value relative to the Euro.

Capital Expenditures

During the year ended December 31, 2015, we purchased seven narrow-body aircraft and three wide-body aircraft for an aggregate of $615.1 million. Of the three wide-body aircraft, one was an investment in direct finance lease. During the year ended December 31, 2014, we purchased 19 narrow-body aircraft and three wide-body aircraft for an aggregate of $951.5 million. During the year ended December 31, 2013, we purchased 12 narrow-body aircraft and two wide-body aircraft for an aggregate of $640.8 million.

In addition to aircraft acquisitions, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of December 31, 2015, the weighted average age of our aircraft portfolio was 6.6 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. Commencing in 2015, we have one lease pursuant to which we receive a portion of the rent amount in Euros and a portion of the underlying debt associated with the aircraft is required to be paid in Euros.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatilities in foreign exchange rates could have a material impact on our results of operations.

Research and Development, Patents and Licenses, etc.

Not applicable.

Off-Balance Sheet Arrangements

Not applicable.

Contractual Obligations

Our long-term contractual obligations as of December 31, 2015 consisted of the following (in thousands):

	2016	2017	2018	2019	2020	Thereafter	Total
Principal payments:
Principal payment under the 2020 Notes (1)	$—	$—	$—	$—	$375,000	$—	$375,000
Principal payment under the 2021 Notes (2)	—	—	—	—	—	325,000	325,000
Principal payments under the Securitization Notes (3)	135,783	22,207	21,575	33,425	11,582	71,214	295,786
Principal payments under the Nord LB Facility (4)	24,504	25,412	205,362	—	—	—	255,278
Principal payments under the CBA Facility (5)	9,543	10,043	17,277	10,079	41,248	—	88,190
Principal payments under the Term Loan (6)	23,766	23,766	23,766	356,483	—	—	427,781
Principal payments under Other Aircraft Secured Borrowings (7)	98,392	44,522	46,574	59,135	41,102	373,344	663,069
Total principal payments	291,988	125,950	314,554	459,122	468,932	769,558	2,430,104
Interest payments:
Interest payments under the 2020 Notes and 2021 Notes (8)	40,969	40,969	40,969	40,969	40,125	16,401	220,402
Interest payments under secured borrowings (9)	48,078	43,259	38,391	26,089	12,316	35,350	203,483
Total interest payments	89,047	84,228	79,360	67,058	52,441	51,751	423,885
Payments to BBAM and its affiliates under our management agreement (10)	5,722	5,722	5,722	5,722	5,722	25,752	54,362
Payments to BBAM and its affiliates under our administrative services and servicing agreements (11)	13,630	12,931	11,648	10,169	9,244	42,674	100,296
Total	$400,387	$228,831	$411,284	$542,071	$536,339	$889,735	$3,008,647

(1)	The final maturity date of the 2020 Notes is December 15, 2020.
(2)	The final maturity date of the 2021 Notes is October 15, 2021.
(3)
Principal payments under the Securitization Notes are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Future principal payment amounts are estimated based upon existing leases and current re-leasing assumptions. The final maturity of the Securitization Notes is November 14, 2033.

(4)	Amounts reflect estimated principal payments through maturity date of November 2018.
(5)	We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule.
(6)	We make quarterly fixed principal payments of $5.9 million, subject to satisfying certain debt service coverage ratios and other covenants.
(7)
We have entered into 21 secured loan agreements, 11 of which are recourse to us. We make scheduled monthly payments of principal and interest on each loan in accordance with fixed amortization schedules.

(8)
The 2020 Notes have a fixed annual interest rate of 6.750%, which is paid every six months on June 15th and December 15th of each year. The 2021 Notes have a fixed annual interest rate of 6.375%, which will be paid every six months on April 15th and October 15th of each year.

(9)	For variable rate borrowings based on LIBOR plus the applicable margin, LIBOR is assumed to remain at the current rate in effect at year end through the term of the loan.
(10)
In connection with the ECAF-I Transaction, the term of the Management Agreement was extended from December 28, 2022 to July 1, 2025. In addition, the annual management fee that the Company pays to the Manager was reduced from $10.7 million to $5.7 million, effective as of July 1, 2015. The management fee will be adjusted each calendar year by (i) 0.3% of the change in the book value of the Company's aircraft portfolio during the preceding year, up to a $2.0 billion increase over the book value of the post-ECAF-I Transaction portfolio and (ii) 0.25% of the change in the book value of the Company's aircraft portfolio in excess of $2.0 billion, with a minimum annual management fee of $5.0 million. The management fee also will be subject to an annual adjustment tied to the Consumer Price Index.

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

The Term Loan servicing agreement provides that we will pay BBAM an administrative fee of (i) $10,000 per month plus (ii) $1,000 per month per aircraft. We will also pay BBAM a servicing fee equal to 3.5% of the aggregate amount of basic rent actually collected for all or any part of a month.
Our servicing agreements for other aircraft provide that we pay BBAM an administrative fee of $1,000 per month per aircraft and a servicing fee equal to 3.5% of the aggregate amount of basic rent actually collected for all or any part of a month.
Amounts in the table reflect the servicing fees for our aircraft as of December 31, 2015.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is West Pier, Dun Laoghaire, County Dublin, Ireland. Our telephone number at that address is +353 1 231-1900.

Name	Age	Position
Colm Barrington	70	Chief Executive Officer and Director
Gary Dales	60	Chief Financial Officer
Joseph M. Donovan	61	Director and Chairman
Erik G. Braathen	60	Director
Eugene McCague	57	Director
Robert S. Tomczak	54	Director
Susan M. Walton	56	Director
Steven Zissis	56	Director

Colm Barrington has been our chief executive officer and a member of our board of directors since May 2007. Mr. Barrington has over 40 years of experience in the global aviation industry, having started his aviation career in 1967 at Ireland's national airline, Aer Lingus. In 1979, he joined GPA Group plc where he held various senior positions, including chief operating officer. In 1993, Mr. Barrington oversaw the successful integration of GPA Group plc and GE Capital Aviation Services (GECAS). In 1994, he joined Babcock & Brown Limited working in aircraft and lease management and arranging cross border lease financings of commercial aircraft. Mr. Barrington recently retired as the non-executive Chairman of the Board of Directors of Aer Lingus plc, following the sale of Aer Lingus to International Consolidated Airlines Group (IAG). Mr. Barrington is a non-executive director of IFG Group plc and Hibernia REIT plc. Mr. Barrington received a BA and an MA in Economics from University College Dublin and a public administration degree from the Institute of Public Administration, also in Dublin.

Gary Dales has been our chief financial officer since March 2008. Mr. Dales joined Babcock & Brown in August 2007 and BBAM in April 2010. Mr. Dales has nine years of aircraft leasing experience. Mr. Dales' prior position was director of corporate development at PG&E Corporation, an energy based holding company. Prior to assuming that position, Mr. Dales served in various other financial roles at PG&E since 1994, including director of corporate accounting and SEC reporting. Prior to joining PG&E, Mr. Dales was a staff accountant, and later a manager, in the accounting and audit division at Arthur Andersen & Co. for more than 10 years. Mr. Dales graduated from the University of California, Santa Barbara with a BA in Business Economics. Mr. Dales is a member of the American Institute of Certified Public Accountants and the California Society of CPAs.

Joseph M. Donovan was appointed Chairman in April 2010 and has been a member of our board of directors since June 2007. Prior to his retirement in January 2007, Mr. Donovan was chairman of Credit Suisse's Asset-Backed Securities and Debt Financing Group, which he led for nearly seven years. Prior thereto, Mr. Donovan was a managing director and head of Asset Finance at Prudential Securities (1998-2000) and Smith Barney (1995-1997). Mr. Donovan began his banking career at The First Boston Corporation in 1983, ultimately becoming a managing director at CS First Boston, where he served as Chief Operating Officer of the Investment Banking Department from 1992 to 1995. Mr. Donovan is a director of STORE Capital Corporation and Homeownership Preservation Foundation. Mr. Donovan received his MBA from The Wharton School and has a degree in Accountancy from the University of Notre Dame.

Erik G. Braathen has been a member of our board of directors since June 2007. Mr. Braathen has been the chief executive of Ojada AS, a privately owned investment company, since 1999. Prior to joining Ojada AS, Mr. Braathen was the chief executive officer of Braathens ASA where he gained extensive experience in the airline industry from 1986 to 1999. Mr. Braathen serves as the Deputy of Chairman of Protector Insurance ASA and is a member of the boards of directors of Peergynt Tours AS, Northsea PSV AS and Cenzia AS. Mr. Braathen is Chairman of the Board of Directors of Holmen Fondsforvaltning, Sayonara AS, Ojada AS, Okana AS and Onida AS. Mr. Braathen has a Master of International Management from AGSIM, Phoenix Arizona, and a Bachelor of Arts & Economics from the University of Washington, Seattle, Washington.

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

Robert S. Tomczak has been a member of our board of directors since April 2010. Mr. Tomczak is a Senior Vice President and the Chief Financial Officer of BBAM LP and leads BBAM's accounting, finance and contract management teams and has over 20 years of experience in the aircraft leasing industry. From 1987 to 2010, Mr. Tomczak was a Finance Director at Babcock & Brown. Prior to joining Babcock & Brown in 1987, Mr. Tomczak worked for Arthur Andersen & Co. He graduated from California State University East Bay with a degree in Finance and Accounting.

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

Compensation of Directors

Each independent member of our board of directors receives an annual cash retainer of $125,000 payable in equal quarterly installments. Our chairman receives an additional $60,000 per year. Each independent director who is a chairman of a committee of the board of directors receives an additional $10,000 per year. Our Manager-appointed directors receive no additional compensation for their service as directors..

We paid to our directors aggregate cash compensation of $0.6 million for services rendered in 2015. We do not have a retirement plan for our directors.

Executive Compensation

We do not have any employees. Pursuant to the management agreement we have with our Manager, we have the dedicated services of our Manager's chief executive officer and chief financial officer, who serve as our chief executive officer and chief financial officer by appointment of our board of directors but who remain employees of BBAM LP. The services performed by our chief executive officer and chief financial officer are provided at the cost of our Manager or an affiliate of our Manager. Our Manager or an affiliate of our Manager, in consultation with the compensation committee of our board of directors, determines and pays the compensation of our chief executive officer and chief financial officer. We do not provide retirement benefits to any officer or employee.

We have a 2010 Omnibus Incentive Plan ("2010 Plan") permitting the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights ("SARs"); (ii) restricted stock units ("RSUs"); (iii) nonqualified stock options; and (iv) other stock-based awards. We have issued all shares available under the 2010 Plan.

SARs entitle the holder to receive any increase in value between the grant date price of Fly's ADSs and their value on the exercise date. RSUs entitle the holder to receive a number of Fly's ADSs equal to the number of RSUs awarded upon vesting. The SARs and RSUs granted in 2010 vest in three equal installments on the last day of the sixth, 18th and 30th month following the date of grant, and expire on the tenth anniversary of the grant date. The SARs and RSUs granted in 2011 and 2012 vest in three equal installments on the first, second and third anniversary of the grant date. The Company settles SARs and RSUs with newly issued ADSs.

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

A majority of our directors are "independent" as defined under the applicable rules of the New York Stock Exchange. In accordance with our bye-laws, the independent directors are elected at each annual general meeting of shareholders and shall hold office until the next annual general meeting following his or her election or until his or her successor is elected or appointed or their office is otherwise vacated.

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

Audit Committee

Our Audit Committee is concerned primarily with the accuracy and effectiveness of the audits of our financial statements by our independent auditors. Its duties include:

●	selecting independent auditors for approval by our shareholders;

●	reviewing the scope of the audit to be conducted by our independent auditors, as well as the results of their audit;

●	approving audit and non-audit services provided to us by the independent auditors;

●	reviewing the organization and scope of our internal system of audit, financial and disclosure controls;

●	overseeing internal controls and risk management;

●	overseeing our financial reporting activities, including our annual report, and the accounting standards and principles followed;

●	reviewing and approving related-party transactions and preparing reports for the board of directors on such related-party transactions;

●	conducting other reviews relating to compliance with our policies and applicable laws; and

●	overseeing our internal audit function.

Each of the members of the Audit Committee is an "independent" director as defined under the applicable rules of the New York Stock Exchange. Mr. Donovan and Mr. Braathen have served on the Audit Committee since June 2007. Mr. McCague has served on the Audit Committee since November 2014. Mr. Donovan serves as chairperson.

Compensation Committee

Our Compensation Committee will be consulted by our Manager regarding the remuneration of our chief executive and chief financial officers and will be responsible for determining the compensation of our independent directors. Each of the members of the Compensation Committee is an "independent" director as defined under the applicable rules of the New York Stock Exchange. Mr. Braathen and Ms. Walton have served on the Compensation Committee since June 2007. Mr. McCague has served on the Compensation Committee since November 2014. Mr. Braathen serves as chairperson.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee's responsibilities include the selection of potential candidates for our board of directors and the development and annual review of our governance principles. This committee also makes recommendations to our board of directors concerning the structure and membership of the other board committees. Each of the members of the Nominating and Corporate Governance Committee is an "independent" director as defined under the applicable rules of the New York Stock Exchange. Ms. Walton and Mr. Braathen have served on the Nominating and Corporate Governance Committee since June 2007. Mr. McCague has served on the Nominating and Corporate Governance Committee since November 2014. Ms. Walton serves as chairperson.

Our Management

Pursuant to a management agreement, we have appointed Fly Leasing Management Co. Limited, a wholly owned subsidiary of BBAM LP, as our Manager to provide management services to us. In discharging its duties under the management agreement, our Manager uses the resources provided to it by BBAM LP and its affiliates. These resources include the dedicated services of Messrs. Colm Barrington and Gary Dales, who serve as our chief executive officer and chief financial officer, respectively, but who also remain employees of BBAM LP, the dedicated services of other members of our Manager's core management team, and the non-exclusive services of other personnel employed by BBAM LP.

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

The table below sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as of April 29, 2016:

	Shares Beneficially Owned
Name	Number	Percent
Onex Corporation (1)	2,443,476	7.3%
Seawolf Capital, LLC (2)	2,351,799	5.7%
Summit Aviation Partners LLC (3)	1,743,156	5.2%

(1)	The information above and in this footnote is based on information taken from the Schedule 13G filed by Onex Corporation, Onex Partners III GP LP, Onex Partners GP Inc., Onex US Principals LP, Onex Partners III PV LP, Onex Partners III Select LP, Onex Partners III LP, New PCo Investments Ltd., 1597257 Ontario Inc., American Farm Investment Corporation, ONCAN Canadian Holdings Ltd. and Gerald W. Schwartz (collectively, the "Onex Reporting Persons") with the SEC on January 9, 2013, and from information independently communicated by Onex Corporation to us subsequent to December 31, 2015. Onex Corporation has shared voting and dispositive power over 2,425,948 ADSs. Gerald W. Schwartz has shared voting and dispositive power over 2,443,476 ADSs.
(2)	The information above and in this footnote is based on information taken from the Schedule 13G filed by Seawolf Capital LLC, Seawolf Master Fund, Ltd., Vincent Daniel, Atwood Porter Collins and Daniel Jonathan Moses (collectively, the "Seawolf Reporting Persons") with the SEC on January 22, 2016. The Seawolf Reporting Persons have shared voting and dispositive power over 2,351,799 ADSs. Seawolf Capital, LLC is the investment manager of Seawolf Master Fund, Ltd. and therefore retains voting and dispositive power over the ADSs owned by each.
(3)	The information above and in this footnote is based on information taken from the Schedule 13D/A filed by Steven Zissis, the Zissis Family Trust and Summit Aviation Partners LLC with the SEC on March 14, 2016. Steven Zissis and the Zissis Family Trust have shared voting and dispositive power over 1,743,156 ADSs. Summit Aviation Partners LLC has shared voting and dispositive power over 1,610,717 ADSs.

All ADS holders have the same voting rights.

As of April 15, 2016, 1,438,913 of our ADSs were held by seven holders of record in the United States, not including ADSs held of record by Depository Trust Company, or DTC. As of April 15, 2016, DTC was the holder of record of 30,404,424 ADSs. To the best of our knowledge, 1,438,913 ADSs were beneficially owned by holders with U.S. addresses.

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

Related Party Transactions

We have entered into agreements with BBAM LP and its affiliates that effect the transactions relating to our ongoing operations and business. Although the pricing and other terms of these agreements were reviewed by our management and the independent directors of our board of directors, they were determined by entities affiliated with BBAM LP. As a result, provisions of these agreements may be less favorable to us than they might have been had they been the result of transactions among unaffiliated third parties. See "Management Agreement."

In connection with Fly's underwritten public offering in July 2013, we sold 142,857 common shares in the form of ADSs to certain officers and directors of Fly and BBAM LP at the public offering price of $14.00 per ADS, generating proceeds of $2.0 million.

In October 2014, in connection with the amendment to the indenture governing the Securitization Notes, the servicing agreement for B&B Air Funding was amended to clarify the calculation of the sales fee payable to the servicer upon disposition of an aircraft, and to conform its insurance requirements and concentration limits to the same terms in the amended indenture. See "Servicing Agreements — B&B Air Funding — Servicing Agreement."

On June 19, 2015, in connection with the ECAF-I Transaction, we amended the Management Agreement with our Manager. See "Management Agreement."

MANAGEMENT AGREEMENT

General

We have a management agreement with our Manager (the "Management Agreement"). In discharging its duties under the Management Agreement, our Manager uses the resources provided to it by BBAM LP. These resources include the dedicated services of Messrs. Colm Barrington and Gary Dales, who serve as our chief executive officer and chief financial officer, respectively, but also remain employees of BBAM LP, the dedicated services of other members of our Manager's core management team and the non-exclusive services of other personnel employed by BBAM LP.

Our Manager's core management team consists of the Manager's chief executive officer, chief financial officer and that level of dedicated or shared support personnel, such as corporate counsel, company secretary, financial controller and other accounting staff and risk and compliance personnel, as our Manager reasonably determines is necessary to provide the management and administrative services described below.

Services

Our Manager's duties and responsibilities under the Management Agreement include the provision of the services described below. The Management Agreement requires our Manager to manage our business and affairs in conformity with the policies and investment guidelines that are approved and monitored by our board of directors. Our Manager may delegate the provision of all or any part of the services to any person affiliated or associated with BBAM.

Management and Administrative Services. Our Manager provides us with the following management and administrative services:

●	managing our portfolio of aircraft and other aviation assets and the administration of our cash balances;

●	if requested by our board, making available a member of the core management team of our Manager as our nominee on the board of directors of any of our subsidiaries (provided that each such member must be agreed between us and our Manager);

●	assisting with the implementation of our board's decisions;

●	providing us suitably qualified and experienced persons to perform the management and administrative services for us and our subsidiaries, including persons to be appointed by our board to serve as our dedicated chief executive and chief financial officers (who shall remain employees of, and be remunerated by, our Manager or an affiliate of our Manager while serving in such capacities);

●	performing or procuring the performance of all reasonable accounting, tax, corporate secretarial, information technology, reporting and compliance services for us and our subsidiaries, including the preparation and maintenance of our accounts and such financial statements and other reports and filings as we are required to make with any governmental agency (including the SEC) or stock exchange;

●	supervising financial audits of us by an external auditor as required;

●	managing our relations with our investors and the public, including:

●	preparing our annual reports and any notices of meeting, papers, reports and agendas relating to meetings of our shareholders; and

●	assisting in the resolution of any complaints by or disputes with our investors and any litigation involving us (other than litigation in which our interests are adverse to those of our Manager or BBAM); and

●	using commercially reasonable efforts to cause us to comply with all applicable laws.

Origination and Disposition Services. Our Manager also provides us with the following origination and disposition services:

●	sourcing opportunities relating to aircraft and other aviation assets, including using its commercially reasonable efforts to notify us of potential aviation asset investment opportunities that come to the attention of our Manager and which our Manager acting reasonably believes may be of interest to us as investments;

●	in relation to identified potential opportunities to purchase or sell aircraft and other aviation assets, investigating, researching, evaluating, advising and making recommendations on or facilitating such opportunities;

●	with respect to prospective purchases and sales of aircraft and other aviation assets, conducting negotiations with sellers and purchasers and their agents, representatives and financial advisors; and

●	otherwise providing advice and assistance to us in relation to the evaluation or pursuit of aviation asset investment or disposition opportunities as we may reasonably request from time to time.

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

Ancillary Management and Administrative Services. Our Manager also provides us with ancillary management and administrative services upon such terms as may be agreed from time to time between us and our Manager, which may require, among other things if requested by our board of directors:

●	the expansion of our Manager's core management team with additional personnel as may be required by developments or changes in the commercial aircraft leasing industry (whether regulatory, economic or otherwise) or the compliance or reporting environment for publicly listed companies in the United States (whether as a result of changes to securities laws or regulations, listing requirements or accounting principles or otherwise); and

●	making available individuals (other than members of our Manager's core management team) as our nominees on the boards of directors of any of our subsidiaries.

Servicing

For so long as our Manager's appointment is not terminated, we agree to engage BBAM as the exclusive Servicer for any additional aircraft that we acquire in the future on terms substantially similar to those set forth in the servicing agreement for B&B Air Funding or the servicing agreement between our other subsidiaries and BBAM or on such other terms as we and BBAM may agree.

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

Notwithstanding the above, we may not make any decision, take any action or omit to take any action in relation to the acquisition, disposition or management of any aircraft or other aviation assets, unless:

●	that matter has been the subject of a recommendation by our Manager; or

●	the failure to make that decision, take that action or omit to take that action would breach the fiduciary duties of our directors or any law.

In addition, we may not direct our Manager (unless the direction is otherwise permitted under the Management Agreement) to make any decision, take any action or omit to take any action in relation to the acquisition, disposition or management of any aircraft or other aviation asset, and our Manager is not obliged to comply with any such direction if given by us, unless:
●	that matter has been the subject of a recommendation by our Manager; or

●	the failure to make that decision, take that action or omit to take that action would breach the fiduciary duties of our directors or any law.

Notwithstanding the foregoing, we may direct our Manager to review a proposed decision, action or omission to take an action in relation to the acquisition, disposition or management of any aircraft or other aviation asset and require that within a reasonable period of time our Manager either make or decline to make a recommendation with respect thereto.

The Manager shall also ensure that the members of the Compensation Committee of the Board of Directors of Fly are aware of the proposed salaries, bonuses, equity grants and other compensation arrangements for the chief executive officer, chief financial officer and, at the reasonable request of the Compensation Committee, other senior BBAM employees who devote substantial time to the Company ("Senior Executives"), and allow the Compensation Committee to participate in the discussion of such proposed arrangements for each Senior Executive, before such proposed arrangements are finalized by the Manager or its affiliates.

Appointment of Our Chief Executive Officer and Chief Financial Officer

Although our chief executive officer and chief financial officer are employees of our Manager (or an affiliate of our Manager), they serve us in such corporate capacities by appointment by our board of directors. The Management Agreement acknowledges that our board may terminate our chief executive officer or chief financial officer without our Manager's consent. The Management Agreement provides that if there is a vacancy in such position for any reason, then our Manager will recommend a candidate to serve as replacement chief executive officer or chief financial officer. If our board of directors does not appoint the initial candidate proposed by our Manager to fill such vacancy, then our Manager will be required to recommend additional candidates until our board appoints a candidate recommended by our Manager for such vacancy.

Restrictions and Duties

Our Manager has agreed that it will use reasonable care and diligence and act honestly and in good faith at all times in the performance of the services under the Management Agreement. We refer to the foregoing standard as the "standard of care" required under the Management Agreement.

Under the Management Agreement, our Manager may not, without our board's prior consent:

(1)	carry out any transaction with an affiliate of our Manager on our behalf, it being understood that BBAM has been appointed as the exclusive Servicer for our portfolio of aircraft, and that our Manager may delegate the provision of all or any part of the services under the Management Agreement to any person affiliated or associated with BBAM;

(2)	carry out any aviation asset investment or disposition transaction, or sequence of related aviation asset investment or disposition transactions with the same person or group of persons under common control, for us if the aggregate purchase price to be paid or the gross proceeds to be received by us in connection therewith would exceed $200 million;

(3)	carry out any aviation asset investment or disposition transaction if the sum of all the purchase prices to be paid or of all the gross proceeds to be received by us in connection with all such transactions during any quarter would exceed $500 million;

(4)	appoint or retain any third-party service provider to assist our Manager in providing management and administrative services if:

●	the amount to be paid by our Manager and reimbursed by us or paid by us to the third party with respect to any particular matter, or series of related matters, is reasonably likely to exceed $1 million; or

●	as a result of the appointment or retention, the amount to be paid by our Manager and reimbursed by us or paid by us to all such third-party service providers appointed or retained in any rolling 12-month period is reasonably likely to exceed $5 million;

(5)	appoint or retain any third-party service provider to assist our Manager in providing ancillary management and administrative or the origination and disposition services if:

●	the amount to be paid by our Manager and reimbursed by us or paid by us to the third party with respect to any particular matter, or series of related matters, is reasonably likely to exceed $1 million; or

●	as a result of the appointment or retention, the amount to be paid by our Manager and reimbursed by us or paid by us to all such third-party service providers appointed or retained in any rolling 12-month period is reasonably likely to exceed $7.5 million; or

(6)	hold any cash or other assets of ours, provided that our Manager may cause our cash and other assets to be held in our name or any custodian for us nominated or approved by us.

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

Board Appointees

Pursuant to the Management Agreement and our bye-laws, for so long as our Manager holds any of our manager shares, our Manager has the right to appoint the whole number of directors on our board of directors that is nearest to but not more than 3/7ths of the number of directors on our board of directors. Our Manager's appointees on our board of directors are not required to stand for election by our shareholders other than by our Manager.

Our Manager's board appointees do not receive any cash compensation from us (other than out-of-pocket expenses) and do not have any special voting rights. The appointees of our Manager shall not participate in discussions regarding, or vote on, any related-party transaction in which any affiliate of our Manager has an interest. Our independent directors are responsible for approving any such related-party transactions.

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

Management and Administrative Services

Base and Rent Fees. In respect of the aircraft held by B&B Air Funding or any of its subsidiaries or any other subsidiary we establish for the purpose of entering into an aircraft securitization financing, we pay our Manager:

●	a base fee of $150,000 per month (the amount of the base fee will be subject to adjustment as set forth below under "— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees"); and

●	a rent fee equal to 1.0% of the aggregate amount of basic rent due for all or any part of a month for any of such aircraft plus 1.0% of the aggregate amount of basic rent actually paid for all or any part of a month for any of such aircraft.

In 2015, 2014 and 2013, the base and rent fees we incurred and payable to the Manager were approximately $3.4 million, $3.8 million and $3.7 million, respectively. However, this entire amount was offset by servicing fees paid to BBAM pursuant to our servicing agreements. See "— Fees and Expenses — Credit for Servicing Fees Paid."

Origination and Disposition Fees and Change of Control Fees.  We generally pay our Manager a fee for each acquisition or sale of aircraft or other aviation assets equal to 1.5% of the gross acquisition cost in respect of acquisitions or the aggregate gross proceeds in respect of dispositions. However, in connection with the GAAM Portfolio, we paid the Manager a disposition fee equal to 2% of the gross proceeds in respect of the disposition of nine aircraft completed prior to October 14, 2013. In addition, pursuant to the June 2015 amendment to the Management Agreement, we and the Manager agreed to reduce the disposition fee payable to the Manager in connection with the ECAF-I Transaction to 1.2% of the aggregate gross proceeds, to be given effect as agreed by us and the Manager.

We also pay our Manager a fee of 1.5% of the aggregate gross consideration received in respect of any change of control of our company, which includes the acquisition of more than 50% of our common shares or the acquisition of all or substantially all of our assets.

In 2015, we paid our Manager origination fees of $9.2 million in connection with the acquisition of ten aircraft. In 2014, we paid our Manager origination fees of $12.8 million in connection with the purchase of 22 aircraft. In 2013, we paid our Manager origination fees of $9.5 million in connection with the acquisition of fourteen aircraft.

In 2015, we paid our Manager disposition fees of $15.6 million in connection with the sale of 44 aircraft. In 2014, we paid our Manager disposition fees of $2.2 million in connection with the sale of eight aircraft. In 2013, we paid our Manager disposition fees of $2.0 million for the sale of ten aircraft.

Administrative Agency Fees. We pay to our Manager an administrative agency fee equal to $750,000 per annum for each aircraft securitization financing (the amount of the administrative agency fee for each aircraft securitization financing we establish will be subject to adjustment as set forth below under "— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees"). In 2015, 2014 and 2013, we paid the Manager administrative agency fees totaling $0.8 million in respect of each year, which amount was credited toward servicing fees paid pursuant to the Servicing Agreement between B&B Air Funding and BBAM.

Adjusting the Base Fees and Administrative Agency Fees. The amount of the base fee payable and the amount of the administrative agency fee payable for each aircraft securitization financing we establish will be increased (but not decreased) annually by the percentage movement (if any) in the CPI index applicable for the previous calendar year.

Ancillary Management and Administrative Services.

We pay to our Manager such additional fees for any ancillary management and administrative services provided by our Manager to us from time to time as we and our Manager agree to before the ancillary management and administrative services are provided. We did not pay any ancillary management and administrative services fee to our Manager in 2015, 2014 or 2013.

Credit for Servicing Fees Paid

Base fees and rent fees paid to BBAM under our servicing agreements and administrative services fees paid to our Manager under the administrative services agreements are credited toward (and thereby reduce) the base and rent fees payable to our Manager as described above under "— Fees and Expenses — Management and Administrative Services — Base and Fees" and "— Fees and Expenses — Administrative Agency Fees." Similarly, sales fees paid to BBAM under our servicing agreements in respect of aircraft dispositions are credited toward (and thereby reduce) the fee payable to our Manager in connection with dispositions as described above under "— Fees and Expenses — Origination and Disposition Services." See "Servicing Agreements — Servicing Fees."

Break Fees

Our Manager is entitled to one-third of the value of any break, termination or other similar fees received by us (with such value to be reduced by any third-party costs incurred by or on behalf of us or by our Manager on behalf of us in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by us in any aircraft or other aviation assets. We did not pay any break fees to our Manager in 2015, 2014 and 2013.

Expenses of the Manager

Prior to July 1, 2015, we made quarterly payments of $2.5 million, subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year, to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to us. Pursuant to the June 2015 amendment, the annual management fee that we pay to the Manager (the "Management Expense Amount") was reduced from $10.7 million to $5.7 million, effective as of July 1, 2015. The Management Expense Amount will be adjusted each calendar year by (i) 0.3% of the change in the book value of our aircraft portfolio during the preceding year, up to a $2.0 billion increase over the book value of the post-ECAF-I Transaction portfolio and (ii) 0.25% of the change in the book value of our aircraft portfolio in excess of $2.0 billion, with a minimum Management Expense Amount of $5.0 million. The Management Expense Amount also will be subject to an annual adjustment tied to the Consumer Price Index.

We pay or reimburse our Manager:

●	for all our costs paid for us by our Manager (other than remuneration and certain expenses in relation to our Manager's core management team and our Manager's corporate overhead), including the following items which are not covered by the management expense amount:

●	directors' fees for the independent directors on our board of directors and our subsidiaries,

●	directors' and officers' insurance for our and our subsidiaries' directors and officers,

●	travel expenses of the directors (including flights, accommodation, taxis, entertainment and meals while traveling) to attend any meeting of the board of our Company,

●	registration and listing fees in connection with the listing of our shares on the NYSE and registering the shares under the Securities Act,

●	fees and expenses relating to any equity or debt financings we enter into in the future,

●	fees and expenses of the depositary for our ADSs,

●	costs and expenses related to insuring our aircraft and other aviation assets, including all fees and expenses of insurance advisors and brokers,

●	costs incurred in connection with organizing and hosting our annual meetings or other general meetings of our Company,

●	costs of production and distribution of any of our security holder communications, including notices of meetings, annual and other reports, press releases, and any prospectus, disclosure statement, offering memorandum or other form of offering document,

●	website development and maintenance,

●	travel expenses of the core management team and other personnel of BBAM and its affiliates (including flights, accommodation, taxis, entertainment and meals while traveling) related to sourcing, negotiating and conducting transactions on our behalf and attending any meeting of the board or our Company,

●	external legal counsel,

●	fees of third party consultants, accounting firms and other professionals,

●	external auditor's fees, and

●	internal auditor's fees.

●	for all taxes, costs, charges and expenses properly incurred by our Manager in connection with:

●	the provision of ancillary management and administrative services, and

●	the engagement of professional advisors, attorneys, appraisers, specialist consultants and other experts as requested by us from time to time; or which our Manager considers reasonably necessary in providing the services and discharging its duties and other functions under the Management Agreement, including, without limitation, the fees and expenses of professional advisors relating to the purchase and sale of aircraft and other aviation assets.

Term and Termination

The term of the Management Agreement has been extended from December 28, 2022 to July 1, 2025 in connection with the June 2015 amendment to the Management Agreement, and shall be automatically extended for one additional term of five years unless terminated by either party upon 12 months' notice or terminated earlier as set forth below.

If the Management Agreement is not renewed after the termination of the initial ten-year term, we will pay the Manager a non-renewal fee on the termination date in an amount equal to (i) $6.0 million plus (ii) so long as the Management Expense Amount does not exceed $12.0 million, 50% of the excess (if any) of the Management Expense Amount over $6.0 million.

We may terminate our Manager's appointment immediately upon written notice if but only if:

●	BBAM LP ceases to hold (directly or indirectly) more than 50% of the voting equity of, and economic interest in our Manager;

●	our Manager becomes subject to bankruptcy or insolvency proceedings that are not discharged within 75 days, unless our Manager is withdrawn and replaced within 90 days of the initiation of such bankruptcy or insolvency proceedings with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the Management Agreement;

●	at least 75% of our independent directors and holders of 75% or more of all of our outstanding common shares (measured by vote) determine by resolution that there has been unsatisfactory performance by our Manager that is materially detrimental to us;

●	our Manager materially breaches the Management Agreement and fails to remedy such breach within 90 days of receiving written notice from us requiring it to do so, or such breach results in liability to us and is attributable to our Manager's gross negligence, fraud or dishonesty, or willful misconduct in respect of the obligation to apply the standard of care;

●	any license, permit or authorization held by our Manager which is necessary for it to perform the services and duties under the Management Agreement is materially breached, suspended or revoked, or otherwise made subject to conditions which, in the reasonable opinion of our board of directors, would prevent our Manager from performing the services and the situation is not remedied within 90 days;

●	our Manager voluntarily commences or files any petition seeking bankruptcy, insolvency or receivership relief; consents to the institution of, or fails to contest the filing of any bankruptcy or insolvency filing; files an answer admitting the material allegations filed against it in any such proceeding; or makes a general assignment for the benefit of its creditors, unless our Manager is withdrawn and replaced within 15 days with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the Management Agreement; or

●	an order is made for the winding up of our Manager, unless our Manager is withdrawn and replaced within 15 days with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the Management Agreement.

Our Manager may terminate the Management Agreement immediately upon written notice if:

●	we fail to make any payment due under the Management Agreement to our Manager within 15 days after the same becomes due;

●	we otherwise materially breach the Management Agreement and fail to remedy the breach within 90 days of receiving written notice from our Manager requiring us to do so; or

●	if the directors in office on December 28, 2012 and any successor to any such director who was nominated or selected by a majority of the current directors and our Manager appointed directors, cease to constitute at least a majority of the board (excluding directors appointed by our Manager). (See "Board Appointees".)

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

Upon the termination of the Management Agreement, we will redeem all of the manager shares for their nominal value.

Conflicts of Interest

Nothing in the Management Agreement restricts BBAM or any of its affiliate or associates from:

●	dealing or conducting business with us, our Manager, any affiliate or associate of BBAM or any shareholder of ours;

●	being interested in any contract or transaction with us, our Manager, any affiliate or associate of BBAM or any shareholder of ours;

●	acting in the same or similar capacity in relation to any other corporation or enterprise;

●	holding or dealing in any of our shares or other securities or interests therein; or

●	co-investing with us.

Acting in Interests of Shareholders

Without limiting the clause set out above, in performing the services under the Management Agreement, our Manager shall act in the best interests of our shareholders. If there is a conflict between our shareholders' interests and our Manager's interests, our Manager shall give priority to our shareholders' interests.

Indemnification and Limitation of Liability

We assume liability for, and have agreed to indemnify our Manager and any person to whom our Manager delegates its obligations in compliance with the Management Agreement, and their respective members, shareholders, managers, directors, officers, employees and agents, on an after-tax basis against, any losses and liabilities (collectively, "Losses") that arise out of or in connection with the doing or failing to do anything in connection with the Management Agreement or on account of any bona fide investment decision made by the indemnified person, except insofar as any such loss is finally adjudicated to have been caused directly by the indemnified person from gross negligence, fraud or dishonesty, or willful misconduct in respect of the obligation to apply the standard of care under the Management Agreement. Our Manager and each other indemnified person is not liable to us for any Losses suffered or incurred by us arising out of or in connection with the indemnified person doing or failing to do anything in connection with the Management Agreement or on account of any bona fide investment decision made by the indemnified person, except insofar as any such Loss is finally adjudicated to have been caused directly by the gross negligence, fraud or dishonesty of, or willful misconduct in respect of the obligation to apply the standard of care under the Management Agreement by the indemnified person.

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

SERVICING AGREEMENTS

Our subsidiaries have entered into servicing agreements with BBAM relating to the aircraft owned by them. The principal services provided by BBAM pursuant to these servicing agreements relate to:

●	lease marketing and remarketing, including lease negotiation;

●	collecting rental payments and other amounts due under leases, collecting maintenance payments where applicable, lease compliance and enforcement and delivery and accepting redelivery of aircraft under lease;

●	implementing aircraft dispositions;

●	monitoring the performance of maintenance obligations of lessees under the leases;

●	procuring legal and other professional services with respect to the lease, sale or financing of the aircraft, any amendment or modification of any lease, the enforcement of our rights under any lease, disputes that arise as to any aircraft or for any other purpose that BBAM reasonably determines is necessary in connection with the performance of its services;

●	periodic reporting of operational information relating to the aircraft, including providing certain reports to lenders and other third parties; and

●	certain aviation insurance related services.

B&B Air Funding – Servicing Agreement

The servicing agreement between B&B Air Funding and BBAM provides that we pay to BBAM:

●	a base fee of $150,000 per month; and

●	a rent fee equal to 1.0% of the aggregate amount of basic rent due for all or any part of a month for any aircraft financed by the Notes, plus 1.0% of the aggregate amount of basic rent actually paid for all or any part of a month for any such aircraft.

In 2015, we paid BBAM servicing fees totaling $3.2 million pursuant to the B&B Air Funding servicing agreement. In 2014 and 2013, we paid BBAM servicing fees totaling $3.5 million pursuant to the B&B Air Funding servicing agreement.

BBAM is also entitled to a disposition fee for each sale of an aircraft equal to 1.5% of the aggregate gross proceeds. In 2015, we paid disposition fees to BBAM of $4.5 million in connection with the sale of 17 aircraft pursuant to the B&B Air Funding servicing agreement. In 2014, we paid no disposition fees to BBAM pursuant to the B&B Air Funding servicing agreement. In 2013, we paid disposition fees to BBAM of approximately $20,000 in connection with the sale of two aircraft pursuant to the B&B Air Funding servicing agreement.

The agreement may be terminated in the case of certain events, including:

●	Bankruptcy or insolvency of BBAM LP;

●	BBAM LP ceasing to own, directly or indirectly, at least 50% of the Servicer;

●	Summit ceasing to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million; and

●	50% or more of the Servicer's key finance and legal team or technical and marketing team ceasing to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

If any of the above servicer termination events occur, B&B Air Funding, with the prior consent of its policy provider (or the policy provider alone, if an event of default under the indenture governing the Securitization Notes has occurred and is continuing) and with notice to each credit rating agency, may substitute BBAM with a replacement servicer. A servicer termination event under the Servicing Agreement does not give rise to an event of default under the indenture governing the Securitization Notes.

In addition to the servicing agreement described above, B&B Air Funding has entered into an administrative services agreement with our Manager to act as its administrative agent and to perform various administrative services, including maintaining its books and records, procuring and supervising legal counsel, accounting, tax and other advisers. In consideration for such services, B&B Air Funding pays the administrative agent an annual fee of $750,000, subject to increases tied to a cost of living index, and will reimburse it for its expenses. For each of 2015, 2014 and 2013, we incurred administrative services fees totaling $0.8 million.

On October 24, 2014, the servicing agreement for B&B Air Funding was amended to clarify the calculation of the disposition fee, and to conform its insurance requirements and concentration limits to the same terms in the amended indenture governing the Securitization Notes.

Term Loan and Fly Acquisition II Facility – Servicing Agreements

Under the Term Loan and the Fly Acquisition II Facility (prior to its termination), each of our servicing agreements with BBAM provide that we pay BBAM:

●	A servicing fee equal to 3.5% of the monthly rents actually collected;

●	An administrative fee of $1,000 per month per aircraft;

●	An administrative fee of $10,000 per month; and

●	A disposition fee equal to 1.5% of the gross consideration collected with respect to the sale of any subject aircraft.

All Other Aircraft Acquired – Servicing Agreement

We have entered into servicing agreements with affiliates of BBAM with respect to the acquisition of other aircraft including the GAAM Portfolio. Under the terms of these servicing agreements, we will pay the servicers:

●	A servicing fee equal to 3.5% of the monthly rents actually collected;

●	An administrative fee of $1,000 per month per aircraft; and

●	A disposition fee equal to 1.5% of the gross consideration collected with respect to the sale of any subject aircraft.

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

Servicing and administrative fees paid to BBAM pursuant to the servicing agreements under the Term Loan, Fly Acquisition II Facility and for all other aircraft acquired in 2015, 2014 and 2013 amounted to $13.2 million, $12.8 million and $9.6 million, respectively.

Disposition fees paid to BBAM pursuant to the servicing agreements under the Term Loan, Fly Acquisition II Facility and for all other aircraft in 2015, 2014 and 2013 amounted to $11.1 million, $2.2 million and $2.0 million, respectively.

ITEM 8.	FINANCIAL INFORMATION

Consolidated statements and other financial information
See Item 18 below for information regarding our consolidated financial statements and additional information required to be disclosed under this Item. No significant changes have occurred since the date of the annual financial statements included in this Annual Report.

Legal Proceedings
On March 25, 2016, Gerald Margolis filed a putative class action lawsuit in the United States District Court for the Southern District of New York, asserting that Fly Leasing Limited, Colm Barrington (our Chief Executive Officer), and Gary Dales (our Chief Financial Officer) violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making materially false and misleading statements regarding the Company's business, operational and compliance policies, particularly concerning our accounting with respect to intangible assets and liabilities for aircraft acquired with in-place leases. The complaint seeks an unspecified amount of monetary damages on behalf of the putative class and an award of attorney's fees, expert fees and other costs.
We believe this lawsuit is without merit, and intend to defend it; however, failure by us to obtain a favorable resolution of the claims set forth in the complaint could have a material adverse effect on our business, results of operations and financial condition. Currently, the amount of such material adverse effect cannot be reasonably estimated, and no provision or liability has been recorded for these claims. The costs associated with defending and resolving the lawsuit and ultimate outcome cannot be predicted. These matters are subject to inherent uncertainties and the actual cost, as well as the distraction from the conduct of our business, will depend upon many unknown factors and management's view of these factors may change in the future.
Except as disclosed above, we are not currently a party to any litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business.

Dividends

The table below shows the quarterly dividends we have paid and the total cash requirement for each dividend payment.

Dividend payment date	Dividends paid per share	Total cash outlay
2015
November 20, 2015	$0.25	$10.3 million
August 20, 2015	$0.25	$10.4 million
May 20, 2015	$0.25	$10.4 million
February 20, 2015	$0.25	$10.4 million
2014
November 20, 2014	$0.25	$10.4 million
August 20, 2014	$0.25	$10.4 million
May 20, 2014	$0.25	$10.3 million
February 20, 2014	$0.25	$10.3 million
2013
November 19, 2013	$0.22	$9.1 million
August 20, 2013	$0.22	$9.1 million
May 20, 2013	$0.22	$6.2 million
February 20, 2013	$0.22	$6.2 million

In November 2015, we announced that our board of directors had approved the elimination of dividend payments on our shares and authorized a new $100.0 million share repurchase program, including a modified Dutch auction tender offer for up to $75.0 million of our shares and a $25.0 million share repurchase program commencing in January 2016.

The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors as our board of directors deems relevant.

In addition, as a Bermuda company, our ability to pay dividends is subject to certain restrictions imposed by Bermuda law.

ITEM 9.	THE OFFER AND LISTING

Our ADSs, each representing one common share, are traded on the New York Stock Exchange under the symbol "FLY."

The following table sets forth the annual high and low market prices for our ADSs on the New York Stock Exchange:

	High	Low
2011	$14.58	$10.00
2012	14.17	11.06
2013	17.37	12.51
2014	16.59	10.86
2015	16.29	11.77

The following table sets forth the quarterly high and low market prices for our ADSs on the New York Stock Exchange for the two most recent financial years:

	High	Low
2014
Quarter ending March 31, 2014	$16.59	$14.36
Quarter ending June 30, 2014	15.08	13.15
Quarter ending September 30, 2014	15.13	12.75
Quarter ending December 31, 2014	14.21	10.86
2015
Quarter ending March 31, 2015	15.55	13.01
Quarter ending June 30, 2015	16.29	14.48
Quarter ending September 30, 2015	16.05	11.77
Quarter ending December 31, 2015	14.03	12.09

The following table sets forth the monthly high and low market prices for our ADSs on the New York Stock Exchange for the most recent six months:

	High	Low
2015
November 2015	13.79	12.09
December 2015	14.03	12.81
2016
January 2016	13.85	10.63
February 2016	12.87	10.70
March 2016	13.63	12.21
April 2016	12.65	11.35

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

Pursuant to the instructions to Form 20-F, the information called for by this section of Item 10 is contained in our Registration Statement on Form F-1, as filed with the SEC on September 12, 2007, as subsequently amended, under the heading "Description of Share Capital," and is hereby incorporated by reference.

Material Contracts

The following is a list of material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, preceding the date of this Annual Report:

1)	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited. See Item 5 "Liquidity and Capital Resources — Financing — Securitization."

2)	Amended and Restated Servicing Agreement, dated as of January 24, 2013, by and among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited. See Item 7 "Related Party Transactions — Servicing Agreement."

3)	Amended and Restated Senior Secured Credit Agreement, dated as of July 3, 2013, among Fly Acquisition II Limited, the Subsidiary Guarantors Party thereto, the Lenders Party thereto, and Deutsche Bank Trust Company Americas, as Security Trustee and as Administrative Agent. See Item 5 "Liquidity and Capital Resources — Financing — Fly Acquisition II Facility."

4)	Amended and Restated Term Loan Agreement, dated as of November 21, 2013, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, each other Guarantor Party referred to therein, the Lenders identified therein, Citibank, N.A., and Wells Fargo Bank Northwest, National Association. See Item 5 "Liquidity and Capital Resources – Financing – Term Loan."

5)	Indenture dated December 11, 2013, between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 "Liquidity and Capital Resources—Financing—Unsecured Borrowing."

6)	First Supplemental Indenture, dated December 11, 2013, between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 "Liquidity and Capital Resources—Financing—Unsecured Borrowing."

7)	Second Supplemental Indenture, dated as of October 3, 2014, between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 "Liquidity and Capital Resources—Financing—Unsecured Borrowing."

8)	Amendment No. 1 to Trust Indenture, dated as of October 24, 2014, by and among Babcock & Brown Air Funding I Limited, Deutsche Bank Trust Company Americas, BNP Paribas and AMBAC Assurance Corporation. See Item 5 "Liquidity and Capital Resources—Financing— Securitization Notes."

9)	Amendment No. 2 to Servicing Agreement, dated as of October 24, 2014, by and among BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. See Item 7 "Related Party Transactions — Servicing Agreement."

10)	Letter from Ernst & Young LLP to the Securities and Exchange Commission, dated November 17, 2014. See Item 16C "Principal Accountant Fees and Services."

11)	Amendment to Credit Agreement, dated as of April 22, 2015, among Fly Funding II S.а r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. See Item 5 "Liquidity and Capital Resources—Financing—Term Loan."

12)	Sale Agreement dated June 19, 2015, among certain sellers and ECAF I Ltd. See Item 5 "Liquidity and Capital Resources."

13)	First Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated June 19, 2015, between Fly Leasing Limited and Fly Leasing Management Co. Limited. See Item 7 "Related Party Transactions — Management Agreement."

Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at West Pier, Dun Laoghaire, County Dublin, Ireland. You may read and copy these documents, including the related exhibits and schedules, and any documents we file with the SEC without charge at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these documents are also available at the SEC's website, http://www.sec.gov. Copies of the material may be obtained by mail from the public reference branch of the SEC at the address listed above at rates specified by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

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

This summary is of a general nature only. It does not constitute legal or tax advice nor does it discuss all aspects of Irish taxation that may be relevant to any particular holder of our shares. The Irish tax treatment of a holder of our shares may vary depending upon such holder's particular situation, and holders or prospective purchasers of our shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of our shares.

For the purposes of this summary of Irish tax considerations:

●	An "Irish Holder" is a holder of our shares that (1) beneficially owns our shares by virtue of holding the related ADSs evidenced by the relevant American Depositary Receipt or ADR; (2) in the case of individual holders, is resident or ordinarily resident in Ireland under Irish taxation laws; and (3) in the case of a holder that is a company, is resident in Ireland under Irish taxation laws and is not also a resident of any other country under any double taxation agreement entered into by Ireland.

●	A "Non-Irish Holder" is a holder of our shares that is not an Irish Holder and has never been an Irish Holder.

●	A "US Holder" is a holder of our shares that (1) beneficially owns our shares by virtue of holding the related ADSs evidenced by the relevant ADR; (2) is a resident of the United States for the purposes of the Ireland/United States Double Taxation Convention; (3) in the case of an individual holder, is not also resident or ordinarily resident in Ireland for Irish tax purposes; (4) in the case of a corporate holder, is not resident in Ireland for Irish tax purposes and is not ultimately controlled by persons resident in Ireland; and (5) is not engaged in any trade or business and does not perform independent personal services through a permanent establishment or fixed base in Ireland.

●	"Relevant Territory" is defined as a country with which Ireland has a double tax treaty, (which includes the United States), or a member state of the European Union other than Ireland.

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

●	who are ultimately controlled by persons resident in a Relevant Territory and who are not ultimately controlled by persons not resident in a Relevant Territory; or

●	who are resident in a Relevant Territory and not controlled by Irish residents; or

●	whose principal class of shares or the principal class of shares of whose 75% or greater parents are substantially and regularly traded on a recognized stock exchange in a Relevant Territory; or which are wholly owned by two or more companies, each of whose principal class of shares are substantially and regularly traded on a recognized stock exchange in a Relevant Territory may receive dividends free from DWT where they provide the ADS depository with the relevant documentation required by Irish law.

Income Tax

Irish and Non-Irish Holders

Irish Holders. Individual Irish Holders are subject to income tax on the gross amount of any dividend (i.e., the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 40% depending on the individual's circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of any DWT. Individual Irish Holders may, depending on their circumstances, be subject to the Universal Social Charge with effect from 1 January 2011.

For the year ended 2016, the Universal Social Charge will apply to all income where an individual has income in excess of €13,000 (limit increased from €12,012 in 2015). The Universal Social Charge applies at three different rates1 for 2016 as follows:
●	1% on the first €12,012;
●	3% on the next €6,656;
●	5.5%on the next €51,376 and
●	8% on the aggregate income in excess of €70,044.

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

Non-Irish Holders. Non-Irish Holders will not have an Irish income tax liability on dividends from us if the shareholder is neither resident nor ordinarily resident in Ireland and is:

●	an individual resident in a Relevant Territory; or

●	a corporation that is ultimately controlled by persons resident in a Relevant Territory; or

●	a corporation whose principal class of shares (or whose 75% or greater parent's principal class of shares) are substantially and regularly traded on a recognized stock exchange in a Relevant Territory; or

[1]	For the year ended 2015, the Universal Social Charge applied as follows:
•	1.5% on the first €12,012;
•	3.5% on the next €5,564
•	7% on the next €52,468 and
•	8% on the aggregate income in excess of €70,044.

●	a corporation that is wholly owned by two or more corporations each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in a Relevant Territory; or

●	otherwise entitled to an exemption from DWT.

If a Non-Irish Holder is not so exempted, such a shareholder will be liable for Irish income tax (currently 20%) on dividends received from us, but will be entitled to a credit for DWT withheld.

Taxation of Capital Gains

Irish Holders. Irish Holders that acquire shares will generally be considered, for Irish tax purposes, to have acquired their shares at a base cost equal to the amount paid for shares. On subsequent dispositions, shares acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a "first in first out" basis before shares acquired at a later time. Irish Holders that dispose of their shares will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realized from such disposition exceed the base cost of the common shares or ADSs disposed of and any incidental expenses. Disposals made on or after 6 December 2012 are subject to CGT at 33%. Unutilized capital losses from other sources generally can be used to reduce gains realized on the disposal of our shares.

An annual exemption allows individuals to realize chargeable gains of up to €1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish Holders are required, under Ireland's self-assessment system, to file a tax return reporting any chargeable gains arising to them in a particular tax year. When disposal proceeds are received in a currency other than euro they must be translated into euro amounts to calculate the amount of any chargeable gain or loss. Similarly, acquisition costs denominated in a currency other than the euro must be translated at the date of acquisition to euro amounts. Irish Holders that realize a loss on the disposition of our shares generally will be entitled to offset such allowable losses against capital gains realized from other sources in determining their CGT liability in a year. Allowable losses which remain unrelieved in a year generally may be carried forward indefinitely for CGT purposes and applied against capital gains in future years. Transfers between spouses will not give rise to any chargeable gain or loss for CGT purposes.

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

U.S. Federal Income Tax Considerations

The following is a general discussion of the U.S. federal income taxation of us and of certain U.S. federal income tax consequences of acquiring, holding or disposing of the shares by U.S. Holders (as defined below) and information reporting and backup withholding rules applicable to both U.S. and Non-U.S. Holders (as defined below). It is based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), issued and proposed income tax regulations ("Treasury Regulations") promulgated thereunder, legislative history, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). In addition, the application and interpretation of certain aspects of the passive foreign investment company ("PFIC") rules, referred to below, require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the U.S. Internal Revenue Service ("IRS") or the courts. This summary does not address any aspect of U.S. federal non-income tax laws, such as U.S. federal estate and gift tax laws, and does not purport to address all of the U.S. federal income tax consequences applicable to us or to all categories of investors, some of whom may be subject to special rules including, without limitation, dealers in securities, commodities, or non-U.S. currencies, financial institutions or "financial services entities," insurance companies, holders of shares held as part of a "straddle," "hedge," "constructive sale," "conversion transaction," or other integrated transaction for U.S. federal income tax purposes, U.S. persons whose "functional currency" is not the U.S. dollar, persons who have elected "mark-to-market" accounting, persons who have not acquired their shares upon their original issuance, or in exchange for consideration other than cash, persons who hold their shares through a partnership or other entity which is a pass-through entity for U.S. federal income tax purposes, or persons for whom a share is not a capital asset, and persons holding, directly indirectly or constructively, 5% or more of our ADSs or underlying shares. The tax consequences of an investment in our shares will depend not only on the nature of our operations and the then-applicable U.S. federal tax principles, but also on certain factual determinations that cannot be made at this time, and upon a particular investor's individual circumstances. No rulings have been or will be sought from the IRS regarding any matter discussed herein.

For purposes of this discussion, a "U.S. Holder" is (1) a citizen or resident of the United States; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust which (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A "Non-U.S. Holder" is a beneficial owner of our shares that is not a U.S. Holder and who, in addition, is not (1) a partnership or other fiscally transparent entity; (2) an individual present in the United States for 183 days or more in a taxable year who meets certain other conditions; or (3) subject to rules applicable to certain expatriates or former long-term residents of the United States. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase the shares. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States. For U.S. tax purposes holders of our ADSs are treated as if they hold the underlying common shares represented by the ADSs.

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

Assuming we are a PFIC, U.S. Holders of our shares will be subject to different taxation rules with respect to an investment in our shares depending on whether they elect to treat us as a qualified electing fund, or a QEF, with respect to their investment in our shares. If a U.S. Holder makes a QEF election in the first taxable year in which the U.S. Holder owns our shares (and if we comply with certain reporting requirements, which we have done and intend to do), then such U.S. Holder will be required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate voluntary election to defer payment of taxes, which deferral is subject to an interest charge. If a QEF election is made, U.S. Holders will not be taxed again on our distributions, which will be treated as return of capital for U.S. federal income tax purposes. Instead, distributions will reduce the U.S. Holder's basis in our shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of a capital asset.

U.S. Holders may, instead of making a QEF election, make a "mark-to-market" election, recognizing as ordinary income or loss each year an amount equal to the difference, as of the close of the taxable year, between the fair market value of the shares and the U.S. Holder's adjusted tax basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth below would not apply for periods covered by the election. The U.S. Holder's basis in the shares will be adjusted to reflect the amounts included or deducted pursuant to the election. A mark-to-market election is only available if our shares meet trading volume requirements on qualifying exchange.

Because we are a PFIC, if a U.S. Holder does not make a QEF election or mark-to-market election, then the following special rules will apply:

●	Excess distributions by us to a U.S. Holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. Holder with respect to our shares in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder's holding period for shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our shares. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year in which we were a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax. The preferential U.S. federal income tax rates for dividends and long-term capital gain of individual U.S. Holders (as well as certain trusts and estates) would not apply, and special rates would apply for calculating the amount of the foreign tax credit with respect to excess distributions.

●	The entire amount of gain realized by a U.S. Holder upon the sale or other disposition of shares will also be treated as an excess distribution and will be subject to tax as described above.

●	The tax basis in shares that were acquired from a decedent who was a U.S. Holder would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower than fair market value.

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

In addition, a U.S. Holder that is an individual (and, under proposed regulations, an entity that meets certain requirements), may be subject to recently-enacted reporting obligations with respect to shares and if the aggregate value of these and certain other "specified foreign financial assets" exceeds $50,000. If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply if holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation to file a Form TD F 90-22.1—Foreign Bank and Financial Accounts Report as a result of holding shares. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of shares.

Taxation of the Disposition of Shares. Subject to the next paragraph, a U.S. Holder that has made a QEF election for the first year of its holding period will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the shares, which is usually the cost of such shares (as adjusted to take into account any QEF inclusion, which increases the basis of such shares, and any distribution, which decreases the basis of such shares) and the amount realized on a sale or other taxable disposition of the shares. If, as anticipated, the shares are publicly traded, a disposition of shares will be considered to occur on the "trade date," regardless of the U.S. Holder's method of accounting. If a QEF election has been made, then subject to the next paragraph, capital gain from the sale, exchange or other taxable disposition of shares held more than one year is long-term capital gain and generally is eligible for preferential tax rates (currently at a maximum 20% rate ) for non-corporate U.S. Holders.

Medicare Tax

Certain U.S. Holders who are individuals, estates or trusts are required to pay a 3.8% Medicare surtax on all or part of that U.S. Holder's "net investment income", which includes, among other items, dividends on, and capital gains from the sale or other taxable disposition of, the shares, subject to certain limitations and exceptions. Prospective investors should consult their own tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the shares.

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

Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's tax liability, and a U.S. Holder may obtain a refund of any excess amount withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS.

Information Reporting and Backup Withholding for Non-U. S. Holders

Information reporting to the United States and backup withholding to the IRS generally would not be required for dividends paid on our shares or proceeds received upon the sale, exchange or redemption of our shares to Non-U.S. Holders who hold or sell our shares through the non-U.S. office of a non-U.S. related broker or financial institution. Information reporting and backup withholding may apply if shares are held by a Non-U.S. Holder through a U.S., or U.S.-related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. Holder fails to establish an exemption from information reporting and backup withholding by certifying such holder's status on IRS Form W-8BEN, W-8BEN-E, W-EECI or W-8IMY, as applicable.

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

Taxation of Fly and Our Subsidiaries

Although Fly's income is primarily subject to corporate tax in Ireland, part of our income is also subject to taxation in France, Labuan, Singapore and Australia.

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

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes, the Term Loan and other borrowings. As of December 31, 2015, we had 77 lease agreements associated with our flight equipment held for operating lease. 67 out of our 77 lease agreements required the payment of a fixed rent amount during the lease term, with the remaining ten leases requiring a floating rent amount based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

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

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $19.6 million, and would have increased or decreased our revenues by $3.1 million and $1.4 million, respectively, on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly's credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. Changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. As of December 31, 2015, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $18.5 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $22.2 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $18.7 million. As of December 31, 2015, the fair market value of our interest rate swap derivative assets, excluding accrued interest, was $0.3 million. A 100 basis-point increase in the interest rate would increase the fair market value of our derivative assets by approximately $1.8 million. A 100 basis-point decrease in the interest rate would reduce the fair market value of our derivative assets by approximately $1.8 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. Commencing in 2015, we have one lease pursuant to which we receive a portion of the rent amount in Euros and a portion of the underlying debt associated with the aircraft is required to be paid in Euros.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatilities in foreign exchange rates could have a material impact on our results of operations.

We have one other aircraft secured borrowing that is denominated in Euros. During the year December 31, 2015, we recorded an unrealized foreign currency exchange gain of $1.6 million, resulting from an increase of the U.S. Dollar value relative to the Euro. A 10% increase in the Euro to U.S. Dollar exchange rate would result in a $2.5 million unrealized foreign exchange gain. A 10% decrease in the Euro to U.S. Dollar exchange rate would result in a $2.5 million unrealized foreign exchange loss.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

Fees and Expenses

We pay all fees, charges and expenses of the depositary, Deutsche Bank Trust Company Americas (the "Depositary") and any agent of the Depositary pursuant to agreements from time to time between us and the Depositary, except that if a holder elects to withdraw the common shares underlying their American Depositary Receipts, or ADRs, from the Depositary they will be required to pay the Depositary a fee of up to US$5.00 per 100 ADSs surrendered or any portion thereof, together with expenses incurred by the Depositary and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, in connection with the withdrawal.

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

(a) Disclosure Controls and Procedures

As of December 31, 2015, an evaluation was conducted, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, and solely as a result of the material weakness in our internal control over financial reporting described below, our Chief Executive Officer and our Chief Financial Officer concluded that as of such date, our disclosure controls and procedures were not effective as of December 31, 2015.

(b) Management's Annual Report on Internal Control over Financial Reporting

Management of Fly Leasing Limited is responsible for establishing and maintaining adequate internal control over financial reporting for our company. With the participation of our Chief Executive Officer and our Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

In connection with the restatement discussed in the explanatory note to this Form 20-F and in Note 2 to our consolidated financial statements included in Item 18 of this Form 20-F, we identified a material weakness in our internal control over financial reporting with respect to our accounting for acquisitions of aircraft with in-place leases, namely, that we did not have accounting policies and internal controls in place to identify, measure and account for maintenance right assets and liabilities in connection with such acquisitions. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Solely as a result of this material weakness, our management concluded that our internal control over financial reporting as of December 31, 2015 was not effective.

Under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have taken steps to remediate the material weakness in our internal control over financial reporting and correct the errors in our previously issued financial statements. Management believes that, as a result of restating the prior year financial statements, its in-depth review of its accounting processes, and its remediation efforts  discussed below, there are no material misstatements or omissions of material fact in this Form 20-F. Further, we believe that the consolidated financial statements included in Item 18 present fairly, in all material respects, our financial position and consolidated statements of income and cash flows for each of the years and as of each of the dates presented.

The effectiveness of our internal control over financial reporting as of December 31, 2015, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Plans for Remediation of Material Weakness

In connection with the restatement discussed in this annual report on Form 20-F, we have reviewed and assessed the acquisition of aircraft with in-place leases since our inception to identify whether a maintenance right asset or liability existed. We also have developed and are implementing processes and procedures to remediate the material weakness that existed in our internal control over financial reporting as of December 31, 2015. The remediation plan comprises the following procedures:

●	Updating our internal guidance to reflect accounting policies for maintenance right assets and liabilities;

●	Updating the process flow and our internal controls for gathering relevant data to recognize and relieve maintenance right assets and liabilities;

●	Providing training to process owners, and establishing multi-leveled oversight and review; and

●	Testing the design and operating effectiveness of the remediated controls.

The plan is being administered by our Chief Financial Officer. We will issue a report to our Audit Committee on these efforts.

Our independent auditor, Deloitte & Touche LLP, a registered public accounting firm, has issued their report which is included below.

(c) Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Fly Leasing Limited

We have audited Fly Leasing Limited and subsidiaries' (the "Company's") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: With respect to its accounting for acquisitions of aircraft with in-place leases, the Company did not have accounting policies and procedures in place to identify, measure and account for maintenance right assets and liabilities in connection with such acquisitions. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2015, of the Company and this report does not affect our report on such consolidated financial statements and financial statement schedules.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2015, of the Company and our report dated May 2, 2016 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ DELOITTE & TOUCHE LLP
San Francisco, CA
May 2, 2016

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting other than as described above in our remediation plan for the identified material weakness described above.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Joseph M. Donovan, the Chairman of our Audit Committee of the Board of Directors, qualifies as an audit committee financial expert and is "independent" as defined under the applicable rules of the New York Stock Exchange. See Item 6 — Directors, Senior Management and Employees.

ITEM 16B.	CODE OF ETHICS

We have adopted our (i) Board Governance Document, (ii) Code of Business Conduct and Ethics and (iii) Supplemental Code of Ethics for the Chief Executive Officer and Senior Officers. These documents, along with the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters are available under "Corporate Governance" in the "About" section of our website (www.flyleasing.com).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountants for the year ended December 31, 2015 were Deloitte & Touche LLP. Our principal accountants for the year ended December 31, 2014 were Ernst & Young LLP.

The table below summarizes the fees for professional services rendered by Deloitte & Touche LLP and Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2015 and 2014, respectively, and fees billed for other services rendered (in thousands):

	Years ended
	2015		2014 (1)
	Amount	%	Amount	%
Audit fees	$2,768	89%	$2,206	73%
Audit-related fees	—	—	155	5%
Tax fees	330	11%	653	22%
All other fees	3	—	3	—
Total	$3,101	100%	$3,017	100%

(1)    Includes fees that were paid to Ernst & Young LLP in 2015 in respect of 2014.

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

The following table summarizes the repurchase of our common shares during the year ended December 31, 2015:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Repurchased Plan	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs
January 1-31, 2015	—	—	—	$30.0 million	(1)
February 1-28, 2015	—	—	—	$30.0 million
March 1-31, 2015	—	—	—	$30.0 million
April 1-30, 2015	—	—	—	$30.0 million
May 1-31, 2015	—	—	—	$30.0 million
June 1-30, 2015	—	—	—	$30.0 million
July 1-31, 2015	—	—	—	$30.0 million
August 1-31, 2015	—	—	—	$30.0 million
September 1-30, 2015	141,773	$13.01	141,773	$28.2 million
October 1-31, 2015	121,946	$13.14	121,946	$26.6 million
November 1-30, 2015	157,610	$13.11	157,610	$100.0 million	(2)
December 1-31, 2015	5,376,344	$13.95	5,376,344	$25.0 million	(3)

(1)	In May 2014, our board of directors approved a $30.0 million share repurchase program, which it renewed in May 2015. In November 2015, our board of directors terminated this share repurchase program (the "May Share Repurchase Program").
(2)	Shares purchased prior to the termination of the May Share Repurchase Program.
(3)	In November 2015, we announced that our board of directors approved the elimination of dividend payments on our shares and authorized a new $100.0 million share repurchase program, including a modified Dutch auction tender offer for up to $75.0 million of our shares and a $25.0 million share repurchase program commencing in January 2016. We repurchased 5,376,344 of our shares at the closing of our modified Dutch auction tender offer on December 22, 2015, at a price of $13.95 per share, or a total cost of approximately $75.0 million, excluding fees and related expenses.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The New York Stock Exchange requires companies with listed shares to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. companies. However, we have generally chosen to comply with the New York Stock Exchange's corporate governance rules as though we were a U.S. company. Accordingly, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer under the New York Stock Exchange corporate governance rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 below for information regarding our financial statements and additional information required to be disclosed under this Item.

ITEM 18.	FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Fly Leasing Limited

We have audited the accompanying consolidated balance sheet of Fly Leasing Limited and subsidiaries (the "Company") as of December 31, 2015, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the year then ended. Our audit also included the financial statement schedules listed in the Index at Item 18. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fly Leasing Limited and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 2, 2016 expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

/s/ DELOITTE & TOUCHE LLP

San Francisco, CA
May 2, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Fly Leasing Limited

We have audited the accompanying consolidated balance sheet of Fly Leasing Limited as of December 31, 2014 (restated), and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2014 (restated). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fly Leasing Limited at December 31, 2014 (restated), and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2014 (restated), in conformity with U.S. generally accepted accounting principles.

As described in Note 2 to the consolidated financial statements, Fly Leasing Limited has restated previously issued financial statements as of December 31, 2014 and for each of the two years in the period ended December 31 2014 to correct for errors resulting from the incorrect accounting for aircraft purchased with in-place leases.

/s/ Ernst & Young LLP

San Francisco, California
March 13, 2015, except for the effects on the consolidated financial statements described in Note 2, as to which the date is May 2, 2016

Fly Leasing Limited
Consolidated Balance Sheets

AT DECEMBER 31, 2015 AND 2014
(Dollars in thousands, except par value data)

	December 31,
	2015	2014
		As restated
Assets
Cash and cash equivalents	$275,998	$337,560
Restricted cash and cash equivalents	174,933	139,139
Rent receivables	124	4,887
Investment in unconsolidated subsidiary	7,170	4,002
Investment in direct finance lease, net	34,878	—
Flight equipment held for sale, net	237,262	—
Flight equipment held for operating lease, net	2,585,426	3,556,884
Maintenance rights, net	94,493	144,920
Fair value of derivative assets	241	2,067
Other assets, net	17,750	28,949
Total assets	$3,428,275	$4,218,408
Liabilities
Accounts payable and accrued liabilities	$17,548	$18,431
Rentals received in advance	14,560	19,751
Payable to related parties	7,170	2,772
Security deposits	48,876	64,058
Maintenance payment liability	194,543	254,514
Unsecured borrowings, net	691,109	689,452
Secured borrowings, net	1,705,311	2,332,669
Deferred tax liability, net	20,741	15,306
Fair value of derivative liabilities	19,327	23,311
Other liabilities	52,126	41,890
Total liabilities	2,771,311	3,462,154
Shareholders' equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 35,671,400 and 41,432,998 shares issued and outstanding at December 31, 2015 and 2014, respectively	36	41
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	577,290	658,522
Retained earnings	95,138	114,782
Accumulated other comprehensive loss, net	(15,500)	(17,091)
Total shareholders' equity	656,964	756,254
Total liabilities and shareholders' equity	$3,428,275	$4,218,408

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Dollars in thousands, except per share data)

	Years ended
	2015	2014	2013
Revenues		As restated	As restated
Operating lease revenue	$429,691	$406,563	$351,792
Finance lease income	299	—	—
Equity earnings from unconsolidated subsidiary	1,159	3,562	1,491
Gain on sale of aircraft	28,959	14,761	5,421
Interest and other income	2,289	662	1,930
Total revenues	462,397	425,548	360,634
Expenses
Depreciation	159,732	166,983	138,336
Aircraft impairment	66,093	1,200	6,166
Interest expense	145,448	142,519	120,399
Selling, general and administrative	33,674	41,033	39,593
Ineffective, dedesignated and terminated derivatives	4,134	72	(1,263)
Net (gain) loss on extinguishment of debt	17,491	(2,194)	(15,147)
Maintenance and other costs	7,628	7,060	15,476
Total expenses	434,200	356,673	303,560
Net income before provision for income taxes	28,197	68,875	57,074
Provision for income taxes	5,399	8,691	3,134
Net income	$22,798	$60,184	$53,940
Weighted average number of shares:
Basic	41,222,690	41,405,211	34,129,880
Diluted	41,315,149	41,527,584	34,243,456
Earnings per share:
Basic	$0.52	$1.42	$1.55
Diluted	$0.52	$1.42	$1.55
Dividends declared and paid per share	$1.00	$1.00	$0.88

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Comprehensive Income

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Dollars in thousands)

	Years ended
	2015	2014	2013
		As restated	As restated
Net income	$22,798	$60,184	$53,940
Other components of comprehensive income, net of tax: Change in fair value of derivatives, net of deferred tax (1)	158	(3,238)	22,093
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax (2)	(130)	—	(1,302)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax (3)	1,563	—	—
Comprehensive income	$24,389	$56,946	$74,731

(1)	Deferred tax expense was $0.3 million for the year ended December 31, 2015. Deferred tax benefit was $0.6 million for the year ended December 31, 2014. Deferred tax expense was $3.5 million for the year ended December 31, 2013.
(2)	Deferred tax benefit was $19,000 and $0.2 million for the years ended December 31, 2015 and 2013, respectively.
(3)	Deferred tax expense was $0.2 million for the year ended December 31, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Shareholders' Equity

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Dollars in thousands)

	Manager Shares		Common Shares		Additional Paid-in Capital	Retained Earnings (Deficit)	Other Comprehensive Loss, net	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
Balance December 31, 2012 as previously reported	100	$—	28,040,305	$28	$482,733	$83,138	$(33,897)	$532,002
Adjustment to ending balance	—	—	—	—	—	(8,191)	—	(8,191)
Balance December 31, 2012 as restated	100	-	28,040,305	28	482,733	74,947	(33,897)	523,811
Dividends to shareholders	—	—	—	—	—	(30,531)	—	(30,531)
Dividend equivalents	—	—	—	—	—	(940)	—	(940)
Shares issued in connection with public offering, net of expenses	—	—	13,142,856	13	172,582	—	—	172,595
Shares issued in connection with vested share grants	—	—	122,534	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	643	—	—	—	—	—
Share-based compensation	—	—	—	—	3,177	—	—	3,177
Derivative instruments terminated in connection with aircraft sale, net of deferred tax asset of $0.3 million (1)	—	—	—	—	—	—	(747)	(747)
Net income as restated	—	—	—	—	—	53,940	—	53,940
Net change in the fair value of derivatives, net of deferred tax liability of $3.5 million (1)	—	—	—	—	—	—	22,093	22,093
Reclassified from other comprehensive income into earnings, net of deferred tax asset of $0.2 million (1)	—	—	—	—	—	—	(1,302)	(1,302)
Balance December 31, 2013 as restated	100	$—	41,306,338	$41	$658,492	$97,416	$(13,853)	$742,096
Dividends to shareholders	—	—	—	—	—	(41,392)	—	(41,392)
Dividend equivalents	—	—	—	—	—	(1,426)		(1,426)
Shares issued in connection with vested share grants	—	—	119,666	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	6,994	—	—	—	—	—
Share-based compensation	—	—	—	—	30	—	—	30
Net income as restated	—	—	—	—	—	60,184	—	60,184
Net change in the fair value of derivatives, net of deferred tax asset of $0.6 million (1)	—	—	—	—	—	—	(3,238)	(3,238)
Balance December 31, 2014 as restated	100	$—	41,432,998	$41	$658,522	$114,782	$(17,091)	$756,254
Dividends to shareholders	—	—	—	—	—	(41,388)	—	(41,388)
Dividend equivalents	—	—	—	—	—	(1,054)		(1,054)
Shares issued in connection with vested share grants	—	—	36,075	—	—	—	—	—
Shares repurchased pursuant to share repurchase program	—	—	(421,329)	—	(5,529)	—	—	(5,529)
Shares repurchased pursuant to tender offer	—	—	(5,376,344)	(5)	(75,898)	—	—	(75,903)
Share-based compensation	—	—	—	—	195	—	—	195
Net income	—	—	—	—	—	22,798	—	22,798
Net change in the fair value of derivatives, net of deferred tax liability of $0.3 million (1)	—	—	—	—	—	—	158	158
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax asset of $19,000 (1)	—	—	—	—	—	—	(130)	(130)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax liability of $0.2 million (1)	—	—	—	—	—	—	1,563	1,563
Balance December 31, 2015	100	$—	35,671,400	$36	$577,290	$95,138	$(15,500)	$656,964

(1)	See Note 12 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Dollars in thousands)

	Years ended
	2015	2014	2013
		As restated	As restated
Cash Flows from Operating Activities
Net Income	$22,798	$60,184	$53,940
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity earnings from unconsolidated subsidiary	(1,159)	(3,562)	(1,491)
Direct finance lease income	(299)	—	—
Gain on sale of aircraft	(28,959)	(14,761)	(5,421)
Depreciation	159,732	166,983	138,336
Aircraft impairment	66,093	1,200	6,166
Amortization of debt discounts and debt issuance costs	11,922	12,516	11,680
Amortization of lease incentives	20,527	18,934	9,019
Amortization of lease discounts/premiums and other items	2,046	2,841	2,228
Amortization of GAAM acquisition date fair value adjustments	3,650	6,260	12,602
Net loss (gain) on debt modification and extinguishment	13,868	(2,247)	(15,881)
Share-based compensation	195	30	3,177
Unrealized foreign exchange gain	(1,247)	—	—
Provision for deferred income taxes	4,919	5,733	4,534
Unrealized loss (gain) on derivative instruments	4,134	38	(1,263)
Security deposits and maintenance payment liability recognized into earnings	(48,658)	(32,271)	(23,298)
Security deposits and maintenance payment claims applied towards operating lease revenues	—	—	(2,596)
Distributions from unconsolidated subsidiary	—	5,501	—
Changes in operating assets and liabilities:
Rent receivables	6,814	(4,767)	(4,982)
Other assets	137	(1,589)	(1,969)
Payable to related parties	(19,407)	(12,848)	(7,613)
Accounts payable, accrued liabilities and other liabilities	(2,183)	18,990	4,306
Net cash flows provided by operating activities	214,923	227,165	181,474
Cash Flows from Investing Activities
Distributions from (investment in) unconsolidated subsidiary	(2,009)	1,132	—
Rent received from direct finance lease	424	—	—
Investment in direct finance lease	(33,596)	—	—
Purchase of flight equipment	(567,523)	(915,450)	(632,944)
Proceeds from sale of aircraft, net	1,110,046	88,617	48,539
Payments for aircraft improvement	(8,196)	(9,841)	—
Payments for maintenance	(18,609)	(5,017)	(24,185)
Net cash flows provided by (used in) investing activities	480,537	(840,559)	(608,590)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	(35,794)	35,690	(39,731)
Security deposits received	13,914	18,134	13,910
Security deposits returned	(7,788)	(4,728)	(7,271)
Maintenance payment liability receipts	84,491	85,172	56,968
Maintenance payment liability disbursements	(38,768)	(45,412)	(16,612)
Net swap termination payments	(3,737)	—	—
Debt extinguishment costs	—	—	(3,856)
Debt issuance costs	(933)	(1,803)	(11,825)
Proceeds from unsecured borrowings	—	396,563	291,389
Proceeds from secured borrowings	147,276	298,658	688,975
Repayment of secured borrowings	(791,385)	(192,974)	(444,607)
Proceeds from issuance of shares, net of fees paid	—	—	172,595
Shares repurchased	(81,432)	—	—
Dividends paid	(41,388)	(41,392)	(30,531)
Dividend equivalents	(1,054)	(1,426)	(940)
Net cash flows (used in) provided by financing activities	(756,598)	546,482	668,464
Effect of exchange rate changes on cash and cash equivalents	(424)	—	—
Net increase (decrease) in cash and cash equivalents	(61,562)	(66,912)	241,348
Cash and cash equivalents at beginning of year	337,560	404,472	163,124
Cash and cash equivalents at end of year	$275,998	$337,560	$404,472
Supplemental Disclosure:
Cash paid during the year for:
Interest	$132,780	$119,745	$97,481
Taxes	384	188	84
Noncash Activities:
Security deposits applied to maintenance payment liability, rent receivables, other assets and rentals received in advance	3,292	1,938	1,414
Maintenance payment liability applied to rent receivables and rentals received in advance	2,523	—	4,446
Other liabilities applied to maintenance payment liability and rent receivables	240	979	—
Noncash investing activities:
Aircraft improvement	1,587	2,882	2,334
Noncash activities in connection with purchase of aircraft	19,382	26,002	1,774
Noncash activities in connection with sale of aircraft	93,819	12,479	43,500

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Notes to Consolidated Financial Statements

For the year ended December 31, 2015

1.	ORGANIZATION

Fly Leasing Limited (the "Company" or "Fly") is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries.

Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.

In accordance with the Company's amended and restated bye-laws, Fly issued 100 shares ("Manager Shares") with a par value of $0.001 to Fly Leasing Management Co. Limited (the "Manager") for no consideration. Subject to the provisions of the Company's amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company's amended and restated bye-laws, have no voting rights.

2.	RESTATEMENT OF PRIOR FINANCIAL STATEMENTS

The Company has determined that its financial statements for the years ended December 31, 2014 and 2013 and for prior years contained errors resulting from the incorrect accounting for aircraft purchased with in-place leases. The Company previously did not identify, measure and account for maintenance rights acquired. The Company has restated the accompanying 2014 and 2013 financial statements to make the necessary accounting adjustments to recognize maintenance rights. Accordingly, the Company has restated its consolidated balance sheet as of December 31, 2014 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the years ended December 31, 2014 and 2013, including the cumulative impact of the adjustments for periods prior to January 1, 2013.

The cumulative adjustments to correct the errors in the consolidated financial statements for all periods prior to January 1, 2013 are recorded as adjustments to retained earnings at January 1, 2013 as shown in the consolidated statements of shareholders' equity. The cumulative effect of those adjustments decreased previously reported retained earnings by $8.2 million at January 1, 2013 (dollars in thousands).

Retained earnings at January 1, 2013 – As previously reported	$83,138
Adjustments	(8,191)
Retained earnings at January 1, 2013 – As restated	$74,947

	For the Years Ended December 31,
	2014	2013
Net income – As previously reported	$56,077	$52,476
Adjustments	4,107	1,464
Net income – As restated	$60,184	$53,940

The Company now identifies, measures and accounts for maintenance right assets and liabilities associated with its acquisitions of aircraft with in-place leases. A maintenance right asset represents the fair value of the Company's contractual right under a lease to receive an aircraft in an improved maintenance condition as compared to the maintenance condition on the acquisition date. A maintenance right liability represents the Company's obligation to pay the lessee for the difference between the lease end contractual maintenance condition of the aircraft and the actual maintenance condition of the aircraft on the acquisition date.

The Company's aircraft are typically subject to triple-net leases pursuant to which the lessee is responsible for maintenance, which is accomplished through one of two types of provisions in the Company's leases: (i) end of lease return conditions (EOL Leases) or (ii) periodic maintenance payments (MR Leases).

EOL Leases

Under EOL Leases, the lessee is obligated to comply with certain return conditions which require the lessee to perform lease end maintenance work or make cash compensation payments at the end of the lease to bring the aircraft into a specified maintenance condition.

Maintenance right assets in EOL Leases represent the difference in value between the contractual right to receive an aircraft in an improved maintenance condition as compared to the maintenance condition on the acquisition date. Maintenance right liabilities exist in EOL Leases if, on the acquisition date, the maintenance condition of the aircraft is greater than the contractual return condition in the lease and the Company is required to pay the lessee in cash for the improved maintenance condition. Maintenance right assets, net are recorded as a separate line item on the Company's balance sheet.

When the Company has recorded maintenance right assets with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry in the contractually specified maintenance condition without any cash payment to the Company by the lessee, the maintenance right asset is relieved and an aircraft improvement is recorded to the extent the improvement is substantiated and deemed to meet the Company's capitalization policy; (ii) the lessee pays the Company cash compensation at lease expiry in excess of the value of the maintenance right asset, the maintenance right asset is relieved and any excess is recognized as end of lease income consistent with the Company's existing policy; or (iii) the lessee pays the Company cash compensation at lease expiry that is less than the value of the maintenance right asset, the cash is applied to the maintenance right asset and the balance of such asset is relieved and recorded as an aircraft improvement to the extent the improvement is substantiated and meets the Company's capitalization policy. Any aircraft improvement will be depreciated over a period to the next scheduled maintenance event in accordance with the Company's policy with respect to major maintenance.

When the Company has recorded maintenance right liabilities with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry in the contractually specified maintenance condition without any cash payment by the Company to the lessee, the maintenance right liability is relieved and end of lease income is recognized; (ii) the Company pays the lessee cash compensation at lease expiry of less than the value of the maintenance right liability, the maintenance right liability is relieved and any difference is recognized as end of lease income; or (iii) the Company pays the lessee cash compensation at lease expiry in excess of the value of the maintenance right liability, the maintenance right liability is relieved and the excess amount is recorded as an aircraft improvement.

MR Leases

Under MR Leases, the lessee is required to make periodic payments to the Company for maintenance based upon usage of the aircraft. When qualified major maintenance is performed during the lease term, the Company is required to reimburse the lessee for the costs associated with such maintenance. At the end of lease, the Company is entitled to retain any cash receipts in excess of the required reimbursements to the lessee.

Maintenance right assets in MR Leases represent the right to receive an aircraft in an improved condition relative to the actual condition on the acquisition date. The aircraft is improved by the performance of qualified major maintenance paid for by the lessee who is reimbursed by the Company from the periodic maintenance payments that it receives. Maintenance right assets, net will be recorded as a separate line item on the Company's balance sheet.

When the Company has recorded maintenance right assets with respect to MR Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry and no qualified major maintenance has been performed by the lessee since the acquisition date, the maintenance right asset is offset by the amount of the associated maintenance payment liability and any excess is recorded as end of lease income, which is consistent with the Company's existing policy; or (ii) the Company has reimbursed the lessee for the performance of qualified major maintenance, the maintenance right asset is relieved and an aircraft improvement is recorded.

Under MR Leases, the Company does not record a maintenance right liability because it has no obligation to make payments to the lessee, beyond reimbursement of maintenance payment liabilities or payment of lease incentive obligations, which are already recorded in the Company's financial statements.

Effects of Restatement

As a result of the accounting adjustments in the Company's financial statements for the years ended December 31, 2014 and 2013, the net book values of the Company's aircraft as previously reported have been restated, and a net maintenance right asset recorded, which has impacted the amount of end of lease income, gains on sale of aircraft, depreciation expense, impairment, debt extinguishment and provision for income taxes recorded in prior years. These amounts have also been restated.

The Company has also made other adjustments related to immaterial errors including certain corrections that had been previously identified but not recorded because they were immaterial, individually and in the aggregate, to the Company's consolidated financial statements. These corrections included reclassification of loan fees to unamortized debt discounts and adjustments to (i) expense acquisition fees related to aircraft purchased with in-place leases, (ii) record an impairment charge on one aircraft, (iii) recognize rental income previously deferred, (iv) defer equity in earnings from the Company's unconsolidated subsidiary, (v) record the associated income tax effect of items (i) through (iv) and (vi) record deferred tax asset valuation allowance. While none of these other adjustments were individually material, they have been made as part of the restatement process.

Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current period presentation. Such reclassification has had no impact on consolidated net income or shareholders' equity.

The following tables set forth the correction to each of the individual affected line items in the consolidated balance sheet as of December 31, 2014 and the related consolidated statements of income for the years ended December 31, 2014 and 2013. The restated amounts presented below reflect the impact of these corrections. The Company did not present tables for the adjustments for the Consolidated Statements of Cash Flows since all of the adjustments were within the operating section of the Consolidated Statements of Cash Flows. The above adjustments did not affect total cash flows from operating activities, financing activities or investing activities for any period presented.

Consolidated Balance Sheet

AT DECEMBER 31, 2014
(Dollars in thousands, except par value data)

	December 31, 2014
	As previously reported	Maintenance rights adjustments	Other adjustments	As restated
Assets
Cash and cash equivalents	$337,560	$—	$—	$337,560
Restricted cash and cash equivalents	139,139	—	—	139,139
Rent receivables	4,887	—	—	4,887
Investment in unconsolidated subsidiary	4,002	—	—	4,002
Investment in direct finance lease, net	—	—	—	—
Flight equipment held for sale, net	—	—	—	—
Flight equipment held for operating lease, net	3,705,407	(143,336)	(5,187)	3,556,884
Maintenance rights, net	—	144,920	—	144,920
Fair value of derivative assets	2,067	—	—	2,067
Other assets, net	31,608	—	(2,659)	28,949
Total assets	$4,224,670	$1,584	$(7,846)	$4,218,408
Liabilities
Accounts payable and accrued liabilities	$18,431	$—	$—	$18,431
Rentals received in advance	19,751	—	—	19,751
Payable to related parties	2,772	—	—	2,772
Security deposits	64,058	—	—	64,058
Maintenance payment liability	254,514	—	—	254,514
Unsecured borrowings, net	689,452	—	—	689,452
Secured borrowings, net	2,335,328	—	(2,659)	2,332,669
Deferred tax liability, net	16,289	294	(1,277)	15,306
Fair value of derivative liabilities	23,311	—	—	23,311
Other liabilities	41,890	—	—	41,890
Total liabilities	3,465,796	294	(3,936)	3,462,154
Shareholders' equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 41,432,998 shares issued and outstanding at December 31, 2014	41	—	—	41
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—	—	—
Additional paid-in capital	658,522	—	—	658,522
Retained earnings	117,402	1,290	(3,910)	114,782
Accumulated other comprehensive loss, net	(17,091)	—	—	(17,091)
Total shareholders' equity	758,874	1,290	(3,910)	756,254
Total liabilities and shareholders' equity	$4,224,670	$1,584	$(7,846)	$4,218,408

Consolidated Statements of Income

FOR THE YEAR ENDED DECEMBER 31, 2014
(Dollars in thousands, except per share data)

	Year Ended December 31, 2014
	As previously reported	Maintenance rights adjustments	Other adjustments	As restated
Revenues
Operating lease revenue	$404,668	$1,895	$—	$406,563
Finance lease income	—	—	—	—
Equity earnings from unconsolidated subsidiary	2,456	—	1,106	3,562
Gain on sale of aircraft	18,878	(4,564)	447	14,761
Interest and other income	662	—	—	662
Total revenues	426,664	(2,669)	1,553	425,548
Expenses
Depreciation	175,547	(8,290)	(274)	166,983
Aircraft impairment	—	—	1,200	1,200
Interest expense	142,519	—	—	142,519
Selling, general and administrative	41,148	—	(115)	41,033
Ineffective, dedesignated and terminated derivatives	72	—	—	72
Net (gain) loss on extinguishment of debt	(3,922)	1,713	15	(2,194)
Maintenance and other costs	6,960	—	100	7,060
Total expenses	362,324	(6,577)	926	356,673
Net income before provision for income taxes	64,340	3,908	627	68,875
Provision for income taxes	8,263	751	(323)	8,691
Net income	$56,077	$3,157	$950	$60,184
Earnings per share:
Basic	$1.32			$1.42
Diluted	$1.32			$1.42

FOR THE YEAR ENDED DECEMBER 31, 2013
(Dollars in thousands, except per share data)

	Year Ended December 31, 2013
	As previously reported	Maintenance rights adjustments	Other adjustments	As restated
Revenues
Operating lease revenue	$359,409	$(8,062)	445	$351,792
Finance lease income	—	—	—	—
Equity earnings from unconsolidated subsidiary	1,871	—	(380)	1,491
Gain on sale of aircraft	6,277	(856)	—	5,421
Interest and other income	1,930	—	—	1,930
Total revenues	369,487	(8,918)	65	360,634
Expenses
Depreciation	146,400	(7,854)	(210)	138,336
Aircraft impairment	8,825	(2,659)	—	6,166
Interest expense	120,399	—	—	120,399
Selling, general and administrative	37,418	—	2,175	39,593
Ineffective, dedesignated and terminated derivatives	(1,263)	—	—	(1,263)
Net gain on extinguishment of debt	(15,881)	—	734	(15,147)
Maintenance and other costs	15,454	—	22	15,476
Total expenses	311,352	(10,513)	2,721	303,560
Net income before provision for income taxes	58,135	1,595	(2,656)	57,074
Provision for income taxes	5,659	118	(2,643)	3,134
Net income	$52,476	$1,477	(13)	$53,940
Earnings per share:
Basic	$1.51			$1.55
Diluted	$1.50			$1.55

Consolidated Statements of Shareholders' Equity

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Dollars in thousands)

	Manager Shares		Common Shares		Additional Paid-in Capital	Retained Earnings (Deficit)	Other Comprehensive Loss, net	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
Balance December 31, 2012 as previously reported	100	$—	28,040,305	$28	$482,733	$83,138	$(33,897)	$532,002
Adjustment to ending balance	—	—	—	—	—	(8,191)	—	(8,191)
Balance December 31, 2012 as restated	100	—	28,040,305	28	482,733	74,947	(33,897)	523,811
Dividends to shareholders	—	—	—	—	—	(30,531)	—	(30,531)
Dividend equivalents	—	—	—	—	—	(940)	—	(940)
Shares issued in connection with public offering, net of expenses	—	—	13,142,856	13	172,582	—	—	172,595
Shares issued in connection with vested share grants	—	—	122,534	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	643	—	—	—	—	—
Share-based compensation	—	—	—	—	3,177	—	—	3,177
Derivative instruments terminated in connection with aircraft sale, net of deferred tax asset of $0.3 million (1)	—	—	—	—	—	—	(747)	(747)
Net income as restated	—	—	—	—	—	53,940	—	53,940
Net change in the fair value of derivatives, net of deferred tax liability of $3.5 million (1)	—	—	—	—	—	—	22,093	22,093
Reclassified from other comprehensive income into earnings, net of deferred tax asset of $0.2 million (1)	—	—	—	—	—	—	(1,302)	(1,302)
Balance December 31, 2013 as restated	100	$—	41,306,338	$41	$658,492	$97,416	$(13,853)	$742,096
Dividends to shareholders	—	—	—	—	—	(41,392)	—	(41,392)
Dividend equivalents	—	—	—	—	—	(1,426)		(1,426)
Shares issued in connection with vested share grants	—	—	119,666	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	6,994	—	—	—	—	—
Share-based compensation	—	—	—	—	30	—	—	30
Net income as restated	—	—	—	—	—	60,184	—	60,184
Net change in the fair value of derivatives, net of deferred tax asset of $0.6 million (1)	—	—	—	—	—	—	(3,238)	(3,238)
Balance December 31, 2014 as restated	100	$—	41,432,998	$41	$658,522	$114,782	$(17,091)	$756,254
Dividends to shareholders	—	—	—	—	—	(41,388)	—	(41,388)
Dividend equivalents	—	—	—	—	—	(1,054)		(1,054)
Shares issued in connection with vested share grants	—	—	36,075	—	—	—	—	—
Shares repurchased pursuant to share repurchase program	—	—	(421,329)	—	(5,529)	—	—	(5,529)
Shares repurchased pursuant to tender offer	—	—	(5,376,344)	(5)	(75,898)	—	—	(75,903)
Share-based compensation	—	—	—	—	195	—	—	195
Net income	—	—	—	—	—	22,798	—	22,798
Net change in the fair value of derivatives, net of deferred tax liability of $0.3 million (1)	—	—	—	—	—	—	158	158
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax asset of $19,000 (1)	—	—	—	—	—	—	(130)	(130)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax liability of $0.2 million (1)	—	—	—	—	—	—	1,563	1,563
Balance December 31, 2015	100	$—	35,671,400	$36	$577,290	$95,138	$(15,500)	$656,964

(1)	See Note 12 to Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

FOR THE YEAR ENDED DECEMBER 31, 2014
(Dollars in thousands)

	Year Ended December 31, 2014
	As previously reported	Adjustments	As restated
Cash Flows from Operating Activities
Net Income	$56,077	$4,107	$60,184
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity earnings from unconsolidated subsidiary	(2,456)	(1,106)	(3,562)
Direct finance lease income	—	—	—
Gain on sale of aircraft	(18,878)	4,117	(14,761)
Depreciation	175,547	(8,564)	166,983
Aircraft impairment	—	1,200	1,200
Amortization of debt discounts and debt issuance costs	5,380	7,136	12,516
Amortization of lease incentives	18,934	—	18,934
Amortization of lease discounts/premiums and other items	9,977	(7,136)	2,841
Amortization of GAAM acquisition date fair value adjustments	6,260	—	6,260
Net loss (gain) on debt modification and extinguishment	(3,960)	1,713	(2,247)
Share-based compensation	30	—	30
Unrealized foreign exchange gain	—	—	—
Provision for deferred income taxes	6,169	(436)	5,733
Unrealized loss on derivative instruments	38	—	38
Security deposits and maintenance payment liability recognized into earnings	(30,376)	(1,895)	(32,271)
Security deposits and maintenance payment claims applied towards operating lease revenues	—	—	—
Distributions from unconsolidated subsidiary	5,501	—	5,501
Changes in operating assets and liabilities:
Rent receivables	(4,767)	—	(4,767)
Other assets	(1,589)	—	(1,589)
Payable to related parties	(12,848)	—	(12,848)
Accounts payable, accrued liabilities and other liabilities	18,126	864	18,990
Net cash flows provided by operating activities	227,165	—	227,165
Cash Flows from Investing Activities
Distributions from (investment in) unconsolidated subsidiary	1,132	—	1,132
Rent received from direct finance lease	—	—	—
Investment in direct finance lease	—	—	—
Purchase of flight equipment	(915,450)	—	(915,450)
Proceeds from sale of aircraft, net	88,617	—	88,617
Payments for aircraft improvement	(9,841)	—	(9,841)
Payments for maintenance	(5,017)	—	(5,017)
Net cash flows used in investing activities	(840,559)	—	(840,559)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	35,690	—	35,690
Security deposits received	18,134	—	18,134
Security deposits returned	(4,728)	—	(4,728)
Maintenance payment liability receipts	85,172	—	85,172
Maintenance payment liability disbursements	(45,412)	—	(45,412)
Net swap termination payments	—	—	—
Debt extinguishment costs	—	—	—
Debt issuance costs	(1,803)	—	(1,803)
Proceeds from unsecured borrowings	396,563	—	396,563
Proceeds from secured borrowings	298,658	—	298,658
Repayment of secured borrowings	(192,974)	—	(192,974)
Proceeds from issuance of shares, net of fees paid	—	—	—
Shares repurchased	—	—	—
Dividends paid	(41,392)	—	(41,392)
Dividend equivalents	(1,426)	—	(1,426)
Net cash flows provided by financing activities	546,482	—	546,482
Effect of exchange rate changes on cash and cash equivalents	—	—	—
Net decrease in cash and cash equivalents	(66,912)	—	(66,912)
Cash and cash equivalents at beginning of year	404,472	—	404,472
Cash and cash equivalents at end of year	$337,560	$—	$337,560
Supplemental Disclosure:
Cash paid during the year for:
Interest	$119,745	$—	$119,745
Taxes	188	—	188
Noncash Activities:
Security deposits applied to maintenance payment liability, rent receivables, other assets and rentals received in advance	1,938	—	1,938
Maintenance payment liability applied to rent receivables and rentals received in advance	—	—	—
Other liabilities applied to maintenance payment liability and rent receivables	979	—	979
Noncash investing activities:
Aircraft improvement	2,882	—	2,882
Noncash activities in connection with purchase of aircraft	26,002	—	26,002
Noncash activities in connection with sale of aircraft	12,479	—	12,479

FOR THE YEAR ENDED DECEMBER 31, 2013
(Dollars in thousands)

	Year Ended December 31, 2013
	As previously reported	Adjustments	As restated
Cash Flows from Operating Activities
Net Income	$52,476	$1,464	$53,940
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity earnings from unconsolidated subsidiary	(1,871)	380	(1,491)
Direct finance lease income	—	—	—
Gain on sale of aircraft	(6,277)	856	(5,421)
Depreciation	146,400	(8,064)	138,336
Aircraft impairment	8,825	(2,659)	6,166
Amortization of debt discounts and debt issuance costs	5,735	5,945	11,680
Amortization of lease incentives	9,019	—	9,019
Amortization of lease discounts/premiums and other items	8,173	(5,945)	2,228
Amortization of GAAM acquisition date fair value adjustments	12,602	—	12,602
Net gain on debt modification and extinguishment	(15,881)	—	(15,881)
Share-based compensation	3,177	—	3,177
Unrealized foreign exchange gain	—	—	—
Provision for deferred income taxes	6,195	(1,661)	4,534
Unrealized gain on derivative instruments	(1,263)	—	(1,263)
Security deposits and maintenance payment liability recognized into earnings	(31,360)	8,062	(23,298)
Security deposits and maintenance payment claims applied towards operating lease revenues	(2,596)	—	(2,596)
Distributions from unconsolidated subsidiary	—	—	—
Changes in operating assets and liabilities:
Rent receivables	(4,982)	—	(4,982)
Other assets	(1,969)	—	(1,969)
Payable to related parties	(10,544)	2,931	(7,613)
Accounts payable, accrued liabilities and other liabilities	5,615	(1,309)	4,306
Net cash flows provided by operating activities	181,474	—	181,474
Cash Flows from Investing Activities
Distributions from (investment in) unconsolidated subsidiary	—	—	—
Rent received from direct finance lease	—	—	—
Investment in direct finance lease	—	—	—
Purchase of flight equipment	(632,944)	—	(632,944)
Proceeds from sale of aircraft, net	48,539	—	48,539
Payments for aircraft improvement	—	—	—
Payments for maintenance	(24,185)	—	(24,185)
Net cash flows used in investing activities	(608,590)	—	(608,590)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	(39,731)	—	(39,731)
Security deposits received	13,910	—	13,910
Security deposits returned	(7,271)	—	(7,271)
Maintenance payment liability receipts	56,968	—	56,968
Maintenance payment liability disbursements	(16,612)	—	(16,612)
Net swap termination payments	—	—	—
Debt extinguishment costs	(3,856)	—	(3,856)
Debt issuance costs	(11,825)	—	(11,825)
Proceeds from unsecured borrowings	291,389	—	291,389
Proceeds from secured borrowings	688,975	—	688,975
Repayment of secured borrowings	(444,607)	—	(444,607)
Proceeds from issuance of shares, net of fees paid	172,595	—	172,595
Shares repurchased	—	—	—
Dividends paid	(30,531)	—	(30,531)
Dividend equivalents	(940)	—	(940)
Net cash flows provided by financing activities	668,464	—	668,464
Effect of exchange rate changes on cash and cash equivalents	—	—	—
Net increase in cash and cash equivalents	241,348	—	241,348
Cash and cash equivalents at beginning of year	163,124	—	163,124
Cash and cash equivalents at end of year	$404,472	$—	$404,472
Supplemental Disclosure:
Cash paid during the year for:
Interest	$97,481	$—	$97,481
Taxes	84	—	84
Noncash Activities:
Security deposits applied to maintenance payment liability, rent receivables, other assets and rentals received in advance	1,414	—	1,414
Maintenance payment liability applied to rent receivables and rentals received in advance	4,446	—	4,446
Other liabilities applied to maintenance payment liability and rent receivables	—	—	—
Noncash investing activities:
Aircraft improvement	2,334	—	2,334
Noncash activities in connection with purchase of aircraft	1,774	—	1,774
Noncash activities in connection with sale of aircraft	43,500	—	43,500

The financial information included in the accompanying financial statements and notes thereto reflects the effect of the corrections described in the preceding discussion and tables.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of Fly and all of its subsidiaries.  In instances where it is the primary beneficiary, Fly will consolidate a Variable Interest Entity ("VIE"). Fly is deemed the primary beneficiary when it has both the power to direct the activities of the VIE that most significantly impact the economic performance of such VIE, and it bears the significant risk of loss and participates in gains of the VIE. All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company has one operating and reportable segment which is aircraft leasing.

Certain amounts in prior period consolidated financial statements have been reclassified to conform to the current period presentation. Such reclassification has had no impact on consolidated net income or shareholders' equity.

RESTATEMENT OF PRIOR FINANCIAL STATEMENTS

The Company has restated its previously reported consolidated financial statements as of and for the years ended December 31, 2014 and 2013, including the opening shareholders' equity balance, in order to reflect the accounting adjustments made as a result of the recognition of maintenance rights associated with the acquisition of aircraft with in-place leases.

The Company has also made other adjustments related to immaterial errors, including certain corrections that had been previously identified but not recorded because they were immaterial, individually and in the aggregate, to the Company's consolidated financial statements. These corrections included reclassification of loan fees to unamortized debt discounts and adjustments to (i) expense acquisition fees related to aircraft purchased with in-place leases, (ii) record an impairment charge on one aircraft, (iii) recognize rental income previously deferred, (iv) defer equity in earnings from the Company's unconsolidated subsidiary, (v) record the associated income tax effect of items (i) through (iv) and (vi) record deferred tax asset valuation allowance. While none of these other adjustments were individually material, they have been made as part of the restatement process.

Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current period presentation. Such reclassification has had no impact on consolidated net income or shareholders' equity.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, liabilities, accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management's estimates, particularly with respect to flight equipment. Despite management's best efforts to accurately estimate such amounts, actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Company encounters several types of risk during the course of its business, including credit and market risks. Credit risk addresses a lessee's or derivative counterparty's inability or unwillingness to make contractually required payments. Market risk reflects the change in the value of derivatives and credit facilities due to changes in interest rate spreads or other market factors, including the value of collateral underlying the Company's credit facilities.

Other types of risk encountered by the Company include the following:

●	The success of the Company is dependent on the performance of the commercial aviation industry. A downturn in the industry could adversely impact the lessee's ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company's aircraft.

●	The Company will require access to the debt and equity markets to refinance its outstanding indebtedness and to grow its business through the acquisition of additional aircraft.

●	The Company relies and is dependent upon an external servicer to manage its business and service its aircraft portfolio.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

RESTRICTED CASH AND CASH EQUIVALENTS

The Company's restricted cash and cash equivalents consist primarily of (i) security deposits and certain maintenance payments received from lessees under the terms of various lease agreements, (ii) a portion of rents collected which may be required to be held as cash collateral under certain of the Company's debt facilities and (iii) other cash, which may be subject to withdrawal restrictions pursuant to the Company's credit agreements or its deferred tax arrangements.

All restricted cash is held by major financial institutions in segregated accounts.

RENT RECEIVABLES

Rent receivables represent unpaid lessee obligations under existing lease contracts. Any allowance for doubtful accounts is established on a specific identification basis and is maintained at a level believed by management to be adequate to absorb probable losses associated with rent receivables. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor's operating environment. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends impacting the lessees and their credit worthiness, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2015 and 2014, the Company had no allowance for doubtful accounts.

In addition, the Company places a lessee on non-accrual status once it determines that it is no longer probable that the Company will receive the economic benefits of the lease. The Company recognizes revenue from a lessee on non-accrual status only as cash is received.

INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

Fly has a 57.4% interest in Fly-Z/C Aircraft Holdings LP ("Fly-Z/C LP"). Fly accounts for its interest in the unconsolidated subsidiary using the equity method as the Company does not control the entity. Under the equity method, the Company's investment is initially recorded at cost and the carrying amount is affected by its share of the unconsolidated subsidiary's undistributed earnings and losses, and distributions of dividends and capital.

The Company periodically reviews the carrying amount of its investment in the unconsolidated subsidiary, or whenever events or changes in circumstances indicate that a decline in value may have occurred. If its investment is determined to be impaired on an other-than-temporary basis, a loss equal to the difference between the fair value of the investment and its carrying value is recorded in the period of identification.

INVESTMENT IN DIRECT FINANCE LEASE

The Company has recorded one lease as an investment in direct finance lease. The investment in the direct finance lease equals the sum of amounts to be received under the lease, plus the estimated residual value of the equipment at the lease termination date, less unearned income. Residual value reflects management's estimate of the amounts to be received at lease termination from the re-lease or disposition of the leased equipment. Initial unearned income represents the amount by which the original sum of the lease receivable and the estimated residual value exceeds the original cost of the leased equipment. Unearned income is recognized as finance lease income over the lease term in a manner that produces a constant rate of return on the net investment in the lease based on an implicit interest rate. Initial direct costs and fees related to lease originations are deferred as part of the investment and amortized over the lease term.

FLIGHT EQUIPMENT HELD FOR SALE

In accordance with guidance provided by the Financial Accounting Standards Board ("FASB"), flight equipment is classified as held for sale when the Company commits to and commences a plan of sale that is reasonably expected to be completed within one year and satisfies certain other held for sale criteria. Flight equipment held for sale is recorded at the lesser of carrying value or fair value, less estimated cost to sell. The Company continues to recognize rent from aircraft held for sale until the date the aircraft is sold. Rent collected from the sale contract date through the aircraft disposition date reduces the sale proceeds and gain on sale of aircraft. Imputed interest earned from the sale contract date through the aircraft disposition date increases the selling price of an aircraft. In addition, depreciation ceases once an aircraft is classified as held for sale. An impairment loss is recorded for an asset or asset group held for sale when the carrying value of the asset or asset group exceeds its fair value, less estimated cost to sell. An aircraft classified as held for sale is not depreciated.

Subsequent changes to the asset's fair value are recorded as adjustments to the carrying value of the flight equipment. However, any such adjustment will not cause the asset's fair value to exceed its original carrying value. The Company continues to recognize rent from aircraft held for sale until the date the aircraft is sold.

FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

Flight equipment held for operating lease are recorded at cost and depreciated to estimated residual values on a straight-line basis over their estimated remaining useful lives. Useful life is generally 25 years from the date of manufacture. Residual values are generally estimated to be 15% of the original manufacturer's estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:

●	Flight equipment where original manufacturer's prices are not relevant due to plane modifications and conversions.

●	Flight equipment that is out of production and may have a shorter useful life or lower residual value due to obsolescence.

●	The remaining life of a converted freighter is determined based on the date of conversion, in which case, the total useful life may extend beyond 25 years from the date of manufacture.

●	Dispositions of flight equipment prior to the end of its estimated useful life at a residual value different from that used for newly acquired aircraft.

Estimated residual values and useful lives of flight equipment are reviewed and adjusted, if appropriate, during each reporting period.

Major aircraft improvements or lessee-specific modifications to the aircraft to be performed by the Company pursuant to any lease agreement are accounted for as lease incentives and amortized against revenue over the term of the lease, assuming no lease renewals. Generally, lessees are responsible for repairs, scheduled maintenance and overhauls during the lease term and compliance with return conditions of flight equipment at lease termination.

Major aircraft improvements and modifications incurred during an off-lease period are capitalized and depreciated over the remaining life of the flight equipment. In addition, costs paid by the Company for scheduled maintenance and overhauls are also capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.

At the time of an aircraft acquisition, the Company evaluates the fair value of the aircraft, maintenance right and lease acquired. The Company evaluates whether the lease acquired with the aircraft is at fair value by comparing the contractual lease rates to the range of current lease rates of like aircraft. A lease premium is recognized when it is determined that the acquired lease's terms are above market value; lease discounts are recognized when it is determined that the acquired lease's terms are below fair value. Lease discounts are recorded in other liabilities and accreted as additional rental revenue on a straight-line basis over the lease term. Lease premiums are recorded in other assets and amortized against rental revenue on a straight-line basis over the lease term.

IMPAIRMENT OF FLIGHT EQUIPMENT

The Company evaluates flight equipment for impairment when circumstances indicate that the carrying amounts of such assets may not be recoverable. The Company's evaluation of impairment indicators include, but are not limited to, recent transactions for similar aircraft, adverse changes in market conditions for specific aircraft types, third party appraisals of aircraft, published values for similar aircraft, any occurrence of adverse changes in the aviation industry and the overall market conditions that could impact the fair value of the Company's aircraft. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will assess whether the carrying values of the flight equipment exceed the fair values and an impairment loss is required. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft. The Company will also record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value.

Future cash flows are assumed to occur under current market conditions and assume adequate time for a sale between a willing and able buyer and a willing seller. Expected future lease rates are based on all relevant information available, including the existing lease, current contracted rates for similar aircraft, appraisal data and industry trends. Residual value assumptions generally reflect an aircraft's salvage value, except where more recent industry information indicates a different value is appropriate.

The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs.

MAINTENANCE RIGHTS

The Company identifies, measures and accounts for maintenance right assets and liabilities associated with its acquisitions of aircraft with in-place leases. A maintenance right asset represents the fair value of its contractual right under a lease to receive an aircraft in an improved maintenance condition as compared to the maintenance condition on the acquisition date. A maintenance right liability represents the Company's obligation to pay the lessee for the difference between the lease end contractual maintenance condition of the aircraft and the actual maintenance condition of the aircraft on the acquisition date.

The Company's aircraft are typically subject to triple-net leases pursuant to which the lessee is responsible for maintenance, which is accomplished through one of two types of provisions in its leases: (i) end of lease return conditions (EOL Leases) or (ii) periodic maintenance payments (MR Leases).

EOL Leases

Under EOL Leases, the lessee is obligated to comply with certain return conditions which require the lessee to perform lease end maintenance work or make cash compensation payments at the end of the lease to bring the aircraft into a specified maintenance condition.

Maintenance right assets in EOL Leases represent the difference in value between the contractual right to receive an aircraft in an improved maintenance condition as compared to the maintenance condition on the acquisition date. Maintenance right liabilities exist in EOL Leases if, on the acquisition date, the maintenance condition of the aircraft is greater than the contractual return condition in the lease and the Company is required to pay the lessee in cash for the improved maintenance condition. Maintenance right assets, net are recorded as a separate line item on the Company's balance sheet.

When the Company has recorded maintenance right assets with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry in the contractually specified maintenance condition without any cash payment to the Company by the lessee, the maintenance right asset is relieved and an aircraft improvement is recorded to the extent the improvement is substantiated and deemed to meet the Company's capitalization policy; (ii) the lessee pays the Company cash compensation at lease expiry in excess of the value of the maintenance right asset, the maintenance right asset is relieved and any excess is recognized as end of lease income consistent with our existing policy; or (iii) the lessee pays the Company cash compensation at lease expiry that is less than the value of the maintenance right asset, the cash is applied to the maintenance right asset and the balance of such asset is relieved and recorded as an aircraft improvement to the extent the improvement is substantiated and meets the Company's capitalization policy. Any aircraft improvement will be depreciated over a period to the next scheduled maintenance event in accordance with our policy with respect to major maintenance.

When the Company has recorded maintenance right liabilities with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry in the contractually specified maintenance condition without any cash payment by the Company to the lessee, the maintenance right liability is relieved and end of lease income is recognized; (ii) the Company pays the lessee cash compensation at lease expiry of less than the value of the maintenance right liability, the maintenance right liability is relieved and any difference is recognized as end of lease income; or (iii) the Company pays the lessee cash compensation at lease expiry in excess of the value of the maintenance right liability, the maintenance right liability is relieved and the excess amount is recorded as an aircraft improvement.

MR Leases

Under MR Leases, the lessee is required to make periodic payments to us for maintenance based upon usage of the aircraft. When qualified major maintenance is performed during the lease term, the Company is required to reimburse the lessee for the costs associated with such maintenance. At the end of lease, the Company is entitled to retain any cash receipts in excess of the required reimbursements to the lessee.

Maintenance right assets in MR Leases represent the right to receive an aircraft in an improved condition relative to the actual condition on the acquisition date. The aircraft is improved by the performance of qualified major maintenance paid for by the lessee who is reimbursed by the Company from the periodic maintenance payments that it receives. Maintenance right assets, net will be recorded as a separate line item on the Company's balance sheet.

When the Company has recorded maintenance right assets with respect to MR Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry and no qualified major maintenance has been performed by the lessee since the acquisition date, the maintenance right asset is offset by the amount of the associated maintenance payment liability and any excess is recorded as end of lease income, which is consistent with the Company's existing policy; or (ii) the Company has reimbursed the lessee for the performance of qualified major maintenance, the maintenance right asset is relieved and an aircraft improvement is recorded.

There are no maintenance right liabilities for MR Leases.

When flight equipment is sold, maintenance rights are released from the balance sheet as part of the disposition gain or loss.

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

At the hedge's inception and at least every reporting period thereafter, a formal assessment is performed to determine whether changes in cash flows of the derivative instrument have been highly effective in offsetting changes in the cash flows of the hedged items and whether they are expected to be highly effective in the future. The Company discontinues hedge accounting prospectively when (i) it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the derivative instrument is carried at its fair market value on the balance sheet with changes in fair value recognized into current-period earnings. The remaining balance in accumulated other comprehensive income associated with the derivative that has been discontinued is not recognized in the income statement unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in earnings when earnings are affected by the hedged transaction.

OTHER ASSETS

Other assets consist primarily of debt issuance costs, unamortized lease premiums, initial direct lease costs and other miscellaneous receivables. The Company records costs incurred in arranging financing as debt issuance costs. Debt issuance costs are amortized to interest expense using the effective interest method over the terms of the credit facilities. Lease premiums are amortized into operating lease income over the lease term.

SECURITY DEPOSITS

In the normal course of leasing aircraft to third parties under its lease agreements, the Company receives cash or letters of credit as security for certain contractual obligations, which are held on deposit until termination of the lease. Security deposits are returned to the lessee at lease termination or taken into income if the lessee fails to perform under its lease.

MAINTENANCE PAYMENT LIABILITY

The Company's flight equipment is typically subject to triple-net leases under which the lessee is responsible for maintenance, insurance and taxes. Fly's operating leases also obligate the lessees to comply with all governmental requirements applicable to the flight equipment, including without limitation, operational, maintenance, registration and airworthiness directives.

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

REVENUE RECOGNITION

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, recognition is delayed until the criteria are met.

●	Operating lease revenue. The Company receives lease revenues from flight equipment under operating leases. Rental income from aircraft is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee to exercise an option to extend the lease for an additional term. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when collection is not reasonably assured.

●	Finance lease income. Revenue from direct finance lease is recognized using the interest method to produce a level yield over the life of the finance lease.

SHARE-BASED COMPENSATION

The Company has a 2010 Omnibus Incentive Plan ("2010 Plan") permitting the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights ("SARs"); (ii) restricted stock units ("RSUs"); (iii) nonqualified stock options; and (iv) other stock-based awards. The Company has issued all shares available under the 2010 Plan.

Compensation expense associated with grants to employees were valued at the grant date and amortized on a straight-line basis over the service period. Grants to non-employees were initially measured at grant date, and then re-measured at each interim reporting period until the awards vested. Determining the appropriate fair value model and calculation of the fair value of stock-based awards required judgment, including estimating stock price volatility, forfeitures and expected grant life.

TAXES

The Company provides for income taxes by tax jurisdiction. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statements and tax basis of existing assets and liabilities at the enacted tax rates expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amount which management ultimately expects to be more-likely-than-not realized.

The Company applies a recognition threshold of more-likely-than-not to be sustained in the examination of income tax on uncertainties. The Company has elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during the years ended December 31, 2015, 2014 and 2013.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. The guidance specifically notes that lease contracts with customers are a scope exception. In August 2015, FASB issued ASU 2015-14, deferring the effective date of ASU 2014-09, Revenue from Contracts with Customers (Topic 606), by one year for all entities and permitting early adoption on a limited basis. Specifically, for public business entities, the standard will be effective for annual reporting periods (including interim periods) beginning after December 15, 2017. Early adoption will be permitted as of the annual reporting period (including interim periods) beginning after December 15, 2016. The Company will adopt the guidance effective January 1, 2018. The Company anticipates that the adoption of the standard will not have a material effect on the Company's consolidated financial condition, results of operations or cash flows.

In August 2014, FASB issued ASU 2014-15, update to Accounting Standards Codification (ASC) subtopic 250-40, Presentation of Financial Statements-Going Concern. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in the U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term "substantial doubt", (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 will be effective for annual reporting periods (including interim periods) ending after December 15, 2016, and early adoption is permitted. The Company will adopt the guidance effective January 1, 2017. The Company is currently assessing the impact of the guidance.

In January 2015, FASB issued ASU 2015-01, Extraordinary and Unusual Items, which eliminates the concept of an extraordinary item from U.S. GAAP. As a result, an entity will no longer (1) segregate an extraordinary item from the results of ordinary operations; (2) separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; or (3) disclose income taxes and earnings-per-share data applicable to an extraordinary item. However, the ASU does not affect the reporting and disclosure requirements for an event that is unusual in nature or that occurs infrequently. ASU 2015-01 is effective for annual reporting periods (including interim periods), beginning after December 15, 2015, and early adoption is permitted. The Company adopted the guidance effective January 1, 2016. The Company anticipates that the adoption of the standard will not have a material effect on the Company's consolidated financial condition, results of operations or cash flows.

In February 2015, FASB issued ASU 2015-02, which amends ASC 810, Consolidation. The amendment changes the consolidation analysis required under U.S. GAAP and could have an impact on the consolidation conclusions of the reporting entity. Specifically, the amendment affects the consolidation analysis of reporting entities that are involved with Variable Interest Entities, particularly those that have fee arrangements and related party transactions. ASU 2015-02 is effective for annual reporting periods (including interim periods), beginning after December 15, 2015, and early adoption is permitted. The Company adopted the guidance effective January 1, 2016. The Company anticipates that the adoption of the standard will not have a material effect on the Company's consolidated financial condition, results of operations or cash flows.

In April 2015, FASB issued ASU 2015-03, Interest - Imputation of Interest, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the accounting treatment for debt discounts. The recognition and measurement guidance of debt issuance costs are not affected by this update. The Company adopted the guidance effective January 1, 2016. The Company anticipates that the adoption of the standard will not have an effect on the Company's consolidated financial condition, results of operations or cash flows.

In February 2016, FASB issued its new lease standard, ASU 2016-02, Leases. Under the new standard, the accounting for leases by lessors would basically remain unchanged from the existing concepts in ASC 840, Leases. In addition, FASB has decided that lessors would be precluded from recognizing selling profit and revenue at lease commencement for any sales-type or direct finance lease that does not transfer control of the underlying asset to the lessee. The standard will be effective for public business entities for annual periods (including interim periods), beginning after December 15, 2018, and early adoption will be permitted.  The Company is currently evaluating the potential impact the adoption of the standard will have on its consolidated financial condition, results of operations or cash flows.

4.	INVESTMENT IN DIRECT FINANCE LEASE

At December 31, 2015, the Company's investment in direct finance lease is attributable to one aircraft which is on lease to a European lessee with a remaining lease term of approximately ten years. During the year ended December 31, 2015, the Company recognized finance lease income totaling $0.3 million. The implicit interest rate in the finance lease is 10%.

The Company's net investment in direct finance lease consisted of the following:

	December 31, 2015	December 31, 2014
	(Dollars in thousands)
Total minimum lease payments receivable	$45,901	$—
Estimated unguaranteed residual value of leased asset	15,000	—
Unearned finance income	(26,023)	—
Net Investment in Direct Finance Lease	$34,878	$—

Presented below are the contracted future minimum rental payments due under non-cancellable finance lease, as of December 31, 2015.

Year ending December 31,	(Dollars in thousands)
2016	$4,920
2017	4,920
2018	4,920
2019	4,920
2020	4,810
Thereafter	21,411
Future minimum rental payments under finance lease	$45,901

5.	FLIGHT EQUIPMENT HELD FOR SALE

In 2015, the Company agreed to sell 45 aircraft in two portfolio sales (the "Sale Transactions"). As of December 31, 2015, the Company had delivered 32 of these aircraft to the purchasers and recognized a gain on sale of aircraft of $33.0 million. One aircraft was removed from the Sale Transactions and was sold to an independent purchaser in 2016.

As of December 31, 2015, the Company had 13 aircraft held for sale with a total net book value of $237.3 million. There was no flight equipment held for sale as of December 31, 2014.

6.	FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

As of December 31, 2015, the Company had 79 aircraft held for operating lease. Of these aircraft, 77 were on lease to 43 lessees in 27 countries, and two aircraft were off-lease. As of December 31, 2014, the Company had 127 aircraft held for operating lease. Of these aircraft, 124 were on lease to 64 lessees in 36 countries, and three aircraft were off-lease.

During the year ended December 31, 2015, the Company purchased nine aircraft held for operating lease, and capitalized $585.4 million. During the year ended December 31, 2014, the Company purchased 22 aircraft and capitalized $906.4 million.

During the year ended December 31, 2015, the Company sold 12 aircraft held for operating lease and recognized a loss on sale of aircraft of $4.0 million. During the year ended December 31, 2014, the Company sold eight aircraft held for operating lease, six of which generated a gain on sale of aircraft of $14.8 million. The Company recorded a gain on debt extinguishment of $2.3 million in connection with the sale of the other two aircraft. The sale proceeds were paid to the lenders as full and final discharge of the loans secured by these two aircraft. During the year ended December 31, 2013, the Company sold ten aircraft and recognized a gain on sale of aircraft of $5.4 million. The buyer of six of the aircraft sold in 2013 also assumed the underlying debt financing and derivative instruments associated with the aircraft.

The Company evaluates flight equipment for impairment when circumstances indicate that the carrying amount of such asset may not be recoverable. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will assess whether the carrying value of the flight equipment exceeds the fair value and an impairment loss is required. The undiscounted cash flows is the sum of the current contracted lease rates, future projected lease rates, transition costs, estimated down time and estimated residual or scrap value for an aircraft. The Company will also record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. The impairment loss is measured as the excess of the carrying amount over the fair value of the impaired asset.

During the year ended December 31, 2015, the Company recognized aircraft impairment of $66.1 million. The impairment charge related to three wide-body aircraft nearing the end of their economic lives and 11 narrow-body aircraft, five of which were classified as flight equipment held for sale. During the year ended December 31, 2014, the Company recognized aircraft impairment of $1.2 million in respect of a wide-body aircraft. This aircraft was sold during the first quarter of 2016. For the year ended December 31, 2013, the Company recognized an impairment loss of $6.2 million in respect of a narrow-body aircraft. This aircraft was sold during the third quarter of 2014.

Flight equipment held for operating lease consists of the following:

	December 31, 2015	December 31, 2014
	(Dollars in thousands)
		As restated
Cost	$3,059,974	$4,257,114
Accumulated depreciation	(474,548)	(700,230)
Flight equipment held for operating lease, net	$2,585,426	$3,556,884

The Company capitalized $26.1 million and $4.6 million of major maintenance expenditures for the years ended December 31, 2015 and 2014, respectively. Of the amount capitalized in 2015, $16.6 million was included in flight equipment held for operating lease, and $9.5 million was included in flight equipment held for sale.

In 2015, the Company terminated the leases in respect of two aircraft on lease to a Russian lessee and repossessed the aircraft pursuant to an order granted by the English court. The aircraft were redelivered to the Company and were subsequently sold in 2015.

In 2015, the Company terminated the lease in respect of one aircraft on lease to an Indian lessee. The aircraft continued to be in possession of and flown by such lessee after the termination of the lease. In July 2015, the Indian lessee was recapitalized. The Company now leases two aircraft to this airline.

The classification of the net book value of flight equipment held for operating lease, net and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows:

	December 31, 2015		December 31, 2014
	(Dollars in thousands)
			As restated	As restated
Europe:
United Kingdom	$244,179	9%	$375,178	10%
Turkey	171,861	7%	270,037	8%
Other	359,929	14%	610,626	17%
Europe — Total	775,969	30%	1,255,841	35%
Asia and South Pacific:
Philippines	289,558	11%	450,090	13%
China	221,576	9%	287,374	8%
India	208,009	8%	148,283	4%
Other	224,015	8%	446,489	13%
Asia and South Pacific — Total	943,158	36%	1,332,236	38%
Mexico, South and Central America:
Chile	89,406	4%	247,165	7%
Other	87,561	3%	165,858	5%
Mexico, South and Central America — Total	176,967	7%	413,023	12%
North America:
United States	218,363	9%	300,401	8%
Other	57,906	2%	60,780	2%
North America — Total	276,269	11%	361,181	10%
Middle East and Africa:
Ethiopia	342,736	13%	25,471	1%
Other	51,056	2%	84,516	2%
Middle East and Africa — Total	393,792	15%	109,987	3%
Off-Lease — Total	19,271	1%	84,616	2%
Total flight equipment held for operating lease, net	$2,585,426	100%	$3,556,884	100%

The distribution of operating lease revenue by geographic region for the years ended December 31, 2015, 2014 and 2013 is as follows:

	Year Ended December 31, 2015		Year Ended December 31, 2014		Year Ended December 31, 2013
	(Dollars in thousands)
			As restated	As restated	As restated	As restated
Europe:
United Kingdom	$50,742	12%	$46,281	11%	$48,668	14%
Turkey	29,847	7%	27,069	7%	13,702	4%
Russia	24,095	6%	9,017	2%	10,288	3%
Other	73,872	17%	73,660	19%	79,359	22%
Europe — Total	178,556	42%	156,027	39%	152,017	43%
Asia and South Pacific:
Philippines	38,677	9%	12,947	3%	—	—
China	37,943	9%	47,049	12%	41,332	12%
India	19,572	4%	32,675	8%	19,854	6%
Other	39,056	9%	45,855	11%	32,840	9%
Asia and South Pacific — Total	135,248	31%	138,526	34%	94,026	27%
Mexico, South and Central America:
Chile	24,336	6%	28,116	7%	10,055	3%
Other	16,732	4%	21,733	5%	33,013	9%
Mexico, South and Central America — Total	41,068	10%	49,849	12%	43,068	12%
North America:
United States	37,316	9%	41,531	10%	40,482	12%
Other	6,380	1%	3,429	1%	3,891	1%
North America — Total	43,696	10%	44,960	11%	44,373	13%
Middle East and Africa:
Ethiopia	22,808	5%	4,501	1%	4,416	1%
Other	8,315	2%	12,700	3%	13,892	4%
Middle East and Africa — Total	31,123	7%	17,201	4%	18,308	5%
Total Operating Lease Revenue	$429,691	100%	$406,563	100%	$351,792	100%

The Company had no customer that accounted for 10% or more of total operating lease revenue for any of the years ended December 31, 2015, 2014 and 2013. At December 31, 2015, the Company had two lessees, which leased three aircraft, on non-accrual status, as the Company had determined that it was not probable that the economic benefits of the lease would be received by the Company, principally due to (i) the lessee's failure to pay rent and overhaul payments and (ii) the Company's evaluation of the lessee's payment history. At December 31, 2014 and 2013, the Company had two lessees and one lessee, respectively, on non-accrual status.

For the years ended December 31, 2015, 2014 and 2013, the Company recognized end of lease revenues totaling $53.8 million, $41.7 million and $39.5 million, respectively.

The amortization of lease premiums, net of lease discounts which have been included as a component of operating lease revenue, was $1.4 million, $3.0 million and $3.4 million for the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015 and 2014, the weighted average remaining lease term of the Company's aircraft held for operating lease was 6.6 years and 5.4 years, respectively.

Presented below are the contracted future minimum rental payments due under non-cancellable operating leases, as of December 31, 2015. For leases that have floating rental rates based on either the one, three or six-month LIBOR, the future minimum rental payments due assume that the rental payment due as of December 31, 2015 is held constant for the duration of the lease.

Year ending December 31,	(Dollars in thousands)
2016	281,051
2017	262,705
2018	229,243
2019	191,089
2020	168,381
Thereafter	602,852
Future minimum rental payments under operating leases	$1,735,321

For the years ended December 31, 2015, 2014 and 2013, amortization of lease incentives recorded as a reduction of operating lease revenue totaled $20.5 million, $18.9 million and $9.0 million, respectively. At December 31, 2015, lease incentive amortization for the next five years and thereafter is as follows:

Year ending December 31,	(Dollars in thousands)
2016	$13,803
2017	13,484
2018	10,716
2019	7,351
2020	4,324
Thereafter	2,672
Future amortization of lease incentives	$52,350

7.	MAINTENANCE RIGHTS

Changes in maintenance right assets, net of maintenance right liabilities, during the years ended December 31, 2015 and 2014 were as follows:

	December 31, 2015	December 31, 2014
	(Dollars in thousands)
Maintenance rights, net beginning balance	$144,920	$122,721
Acquisition	8,606	45,086
Capitalized to aircraft improvements	(6,591)	(48)
Maintenance rights written off as end of lease income	(5,781)	1,895
Cash (receipts) payments in settlement of maintenance rights	(5,253)	2,453
Maintenance rights written off due to sale of aircraft	(41,408)	(27,187)
Maintenance rights, net at end of period	$94,493	$144,920

8.	INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

The Company has a 57.4% limited partnership interest in Fly-Z/C LP. Summit Aviation Partners LLC ("Summit") has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM Limited Partnership ("BBAM LP") as the general partner of the joint venture. For the years ended December 31, 2015, 2014 and 2013, the Company recognized $1.2 million, $3.6 million and $1.5 million, respectively, in equity earnings from its investment in Fly-Z/C LP. During the year ended December 31, 2015, the Company contributed $2.0 million into Fly-Z/C LP and received no distributions. The Company received distributions totaling $6.6 million during the year ended December 31, 2014. The Company did not receive any distributions during the year ended December 31, 2013.

9.	OTHER ASSETS

The principal components of the Company's other assets are as follows:

	December 31, 2015	December 31, 2014
	(Dollars in thousands)
		As restated
Loan issuance costs, net	$11,300	$19,269
Lease costs, net	2,176	3,289
Unamortized lease premiums	—	1,861
Other assets	4,274	4,530
Total other assets	$17,750	$28,949

For the years ended December 31, 2015, 2014 and 2013, the Company amortized $3.5 million, $4.5 million (restated) and $4.1 million (restated), respectively, of loan issuance cost into interest expense.

10.	UNSECURED BORROWINGS

	Balance as of
	December 31, 2015	December 31, 2014
	(in thousands)
Outstanding principal balance:
2020 Notes	$375,000	$375,000
2021 Notes	325,000	325,000
Total outstanding principal balance	700,000	700,000
Unamortized discount	(8,891)	(10,548)
Unsecured borrowings, net	$691,109	$689,452

On December 11, 2013, the Company sold $300.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (together with the Additional 2020 Notes (as defined below), the "2020 Notes"). In connection with the issuance, the Company paid an underwriting discount totaling $8.5 million.

On October 3, 2014, the Company sold $75.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (the "Additional 2020 Notes") and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the "2021 Notes"). The Additional 2020 Notes were issued as additional notes under the 2020 Notes indenture, and were sold at a price equal to 104.75% of the principal amount thereof. The 2021 Notes were issued under an indenture containing substantially similar terms as the indenture governing the 2020 Notes and were sold at par. The Company received net cash proceeds of $396.6 million after deducting the underwriting discounts.

The 2020 Notes and 2021 Notes are unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior indebtedness of the Company. The 2020 Notes have a maturity date of December 15, 2020 and the 2021 Notes have a maturity date of October 15, 2021.

Interest on the 2020 Notes is payable semi-annually on June 15 and December 15 of each year. As of each of December 31, 2015 and 2014, accrued interest on the 2020 Notes totaled $1.1 million. Interest on the 2021 Notes is payable semi-annually on April 15 and October 15 of each year. As of December 31, 2015 and 2014, accrued interest on the 2021 Notes totaled $4.4 million and $5.1 million, respectively.

Pursuant to the indentures governing the 2020 Notes and 2021 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. The Company is also subject to certain operating covenants, including reporting requirements. The Company's failure to comply with any of the covenants under the indentures governing the 2020 Notes or 2021 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2020 Notes or 2021 Notes obtain an investment grade rating.

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

If redeemed during the 12-month period commencing on December 15 of the years set forth below:	Redemption Price
2016	105.063%
2017	103.375%
2018	101.688%
2019 and thereafter	100.000%

At any time prior to December 15, 2016, the Company may also redeem all or a portion of the 2020 Notes at par, plus accrued and unpaid interest to the redemption date and a "make-whole premium" equal to the present value of all future interest payments called for under the indenture.

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

If redeemed during the 12-month period commencing on October 15 of the years set forth below:	Redemption Price
2017	104.781%
2018	103.188%
2019	101.594%
2020 and thereafter	100.000%

At any time prior to October 15, 2017, the Company may also redeem all or a portion of the 2021 Notes at par, plus accrued and unpaid interest to the redemption date and a "make-whole premium" equal to the present value of all future interest payments called for under the indenture.

Should the Company experience a change of control (as defined in the indenture), holders of the 2020 Notes and the 2021 Notes have the right to require the Company to repurchase all or any part of their 2020 Notes and 2021 Notes for payment in cash equal to 101% of the aggregate principal amount of the 2020 Notes and 2021 Notes repurchased plus accrued and unpaid interest.

The indentures governing the 2020 Notes and the 2021 Notes contain customary events of default with respect to the notes of each series, including (i) default in payment when due and payable of principal or premium, (ii) default for 30 days or more in payment when due of interest, (iii) failure by us or any restricted subsidiary for 60 days after receipt of written notice given by the trustee or the holders of at least 25% in aggregate principal amount of the notes of such series then issued and outstanding to comply with any of the other agreements under the indenture, (iv) default in any of the aircraft owning entities in respect of obligations in excess of $50.0 million, which holders of such obligation accelerate or demand repayment of amounts due thereunder, (v) failure by us or any significant subsidiary to pay final judgments aggregating in excess of $50.0 million for 60 days after such judgment becomes final, subject to certain non-recourse exceptions, and (vi) certain events of bankruptcy or insolvency with respect to us or a significant subsidiary. As of December 31, 2015, the Company was not in default under the indentures governing the 2020 Notes or the 2021 Notes.

11.	SECURED BORROWINGS

The Company's secured borrowings balance, net of unamortized debt discounts, as of December 31, 2015 is presented below:

	Net carrying value as of		Weighted average interest rate(1) as of
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	Maturity date
	(Dollars in thousands)
		As restated
Securitization Notes	$288,869	$532,035	3.38%	3.04%	November 2033
Nord LB Facility	251,849	408,484	4.04%	4.15%	November 2018
CBA Facility	87,070	113,208	5.02%	4.63%	June 2018 – October 2020
Term Loan	421,975	443,383	4.39%	5.19%	August 2019
Fly Acquisition II Facility	—	121,589	—	4.15%	—
Other Aircraft Secured Borrowings	655,548	713,970	3.63%	3.89%	February 2016 – January 2027
Total	$1,705,311	$2,332,669

(1)	Represents the contractual interest rates and effect of derivative instruments, and excludes the amortization of debt discounts and debt issuance costs.

The Company is subject to restrictive covenants under its secured borrowings including, among other things:

●	Restrictions on incurrence of debt and issuance of guarantees;

●	Restrictions on liens or other encumbrances;

●	Restrictions on acquisition, substitution and disposition of aircraft;

●	Requirements relating to the maintenance, registration and insurance of its aircraft;

●	Restrictions on the modification of aircraft and capital expenditures; and

●	Requirements to maintain concentration limits and limitations on the re-leasing and disposition of aircraft.

The Company's failure to comply with any of these restrictive covenants, or any other financial or operating covenants, may trigger an event of default under the relevant loan or facility agreement. Certain of the Company's loan agreements also contain cross-acceleration or cross-default provisions that could be triggered by an acceleration or a default under another loan agreement.

Generally, events of default under the Company's loan or facility agreements include, among other things:

●	Failure to pay interest or principal when due or within a prescribed period of time following its due date;

●	Failure to make certain other payments and such payments are not made within a prescribed period of time following written notice;

●	Failure to comply with certain other covenants and such noncompliance continues for a specified period of time following written notice; and

●	Any of the aircraft owning or borrower entities become the subject of insolvency proceedings.

As of December 31, 2015, the Company was not in default under any of its secured borrowings.

Securitization Notes

	Balance as of
	December 31, 2015	December 31, 2014
	(Dollars in thousands)
Outstanding principal balance	$295,786	$546,465
Unamortized debt discount	(6,917)	(14,430)
Securitization Notes, net	$288,869	$532,035

On October 2, 2007, concurrently with the Company's initial public offering, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the "Securitization Notes") at an offering price of 99.71282%. The Securitization Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by, Fly.

At December 31, 2015, 18 aircraft were financed by the Securitization Notes, four of which were held for sale. The final maturity date of the Securitization Notes is November 14, 2033.

The Securitization Notes bear interest at an adjustable interest rate equal to the current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the provider of a financial guaranty insurance policy and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. Interest and any principal payments due are payable monthly. The Company has entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with a portion of the Securitization Notes. As of December 31, 2015 and 2014, accrued interest on the Securitization Notes totaled $0.1 million and $0.2 million, respectively.

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes, is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including interest, interest rate swap payments, and the fees to the policy provider in accordance with those agreements. During the year ended December 31, 2015, the Company sold 17 aircraft financed by the Securitization Notes and wrote off $5.1 million of unamortized debt discount and debt issuance costs. The Company did not sell any aircraft financed by the Securitization Notes during the year ended December 31, 2014. Principal payments made during the years ended December 31, 2015 and 2014 totaled $250.7 million and $46.4 million, respectively.

The Company may, on any future payment date, redeem the Securitization Notes in whole or from time to time in part for an amount equal to 100% of the outstanding principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Redemption prior to acceleration of the Securitization Notes may be of all or any part of the Securitization Notes. Redemption after acceleration of the Securitization Notes upon default may only be for all of the Securitization Notes.

The Securitization Notes are secured by (i) first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding; (ii) interests in the leases of the associated aircraft; (iii) cash held by the subsidiaries of B&B Air Funding; and (iv) rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Securitization Notes are also secured by a lien or similar interest in any of the aircraft B&B Air Funding currently owns that are registered in the United States or Ireland. B&B Air Funding may not encumber the aircraft it currently owns or incur additional indebtedness except as permitted under the securitization-related documents.

The Company may, on a payment date, redeem the Securitization Notes in whole or in part, at the outstanding principal amount, together with accrued and unpaid interest.

B&B Air Funding is subject to financial and operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Securitization Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale.

In addition, the servicing agreement for B&B Air Funding includes the following servicer termination events:

●	Bankruptcy or insolvency of BBAM LP;

●	BBAM LP ceases to own, directly or indirectly, at least 50% of the Servicer;

●	Summit ceases to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million; and

●	50% or more of the Servicer's key finance and legal team or technical and marketing team cease to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

On October 24, 2014, the indenture governing the Securitization Notes was amended. Among other modifications, the amended indenture provides B&B Air Funding with greater flexibility in managing its aircraft portfolio, facilitates future aircraft sales and expands the scope of information reported to holders of the Securitization Notes on a monthly basis. In connection with the amendment to the indenture, the servicing agreement for B&B Air Funding was amended to clarify the calculation of the sales fee payable to the servicer upon disposition of an aircraft, and to conform its insurance requirements and concentration limits to the same terms in the amended indenture.

In connection with the issuance of the Securitization Notes, B&B Air Funding entered into a revolving credit facility ("Securitization Note Liquidity Facility") that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Securitization Note Liquidity Facility, advances may be drawn for the benefit of the Securitization Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Securitization Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Securitization Note Liquidity Facility. As of each of December 31, 2015 and 2014, B&B Air Funding had not drawn on the Securitization Note Liquidity Facility.

The financial guaranty insurance policy (the "Policy") issued by the Policy Provider supports the payment of interest due on the Notes and the payment of the outstanding principal balance of the Securitization Notes on the final maturity date and, under certain circumstances, prior thereto. A downgrade of the policy provider's credit rating or its failure to meet its obligations under the Policy will not have a direct impact on B&B Air Funding's obligations or rights under the Securitization Notes.

Nord LB Facility

	Balance as of
	December 31, 2015	December 31, 2014
	(Dollars in thousands)
Outstanding principal balance	$255,278	$416,249
Unamortized debt discount	(3,429)	(7,765)
Nord LB Facility balance, net	$251,849	$408,484

The Company assumed a debt facility (the "Nord LB Facility") provided by Norddeutsche Landesbank Gironzentrale ("Nord LB") in connection with the acquisition of the GAAM Portfolio. The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. Borrowings are secured by Fly's equity interest in the subsidiaries which own the financed aircraft, the related leases, maintenance reserves and other deposits. The loans are cross-collateralized and contain cross-default provisions. As of December 31, 2015, the Nord LB Facility provided financing for 10 aircraft, four of which were subject to sale agreements.

The loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. As of December 31, 2015 and 2014, the blended weighted average interest rate for the facility was 4.04% and 4.15%, respectively, excluding the amortization of debt discount and debt issuance costs. As of December 31, 2015 and 2014, interest accrued on the facility totaled $0.4 million and $0.7 million, respectively.

Under the terms of the Nord LB Facility, the Company applies 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount.

Upon termination or expiration of a lease other than by sale, no payments are due with respect to the outstanding loan associated with that aircraft until the earlier of (i) six months from such termination or expiration and (ii) the date on which the aircraft is re-leased. Interest during this period increases the outstanding balance under the facility. The Company must pay interest with respect to any aircraft that remains off-lease after six months, and if such aircraft continues to be off-lease after twelve months, the Company must pay debt service equal to 85% of the lease rate under the prior lease agreement. The lenders may require payment in full or foreclose on an aircraft that remains off-lease after 24 months, but may not foreclose on any other aircraft in the facility.

In the event the Company sells any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and second to repay the outstanding amounts which finance the remaining aircraft. In addition, any security deposit and maintenance reserve amounts retained by the Company after termination of a lease will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft. In connection with the sale of certain aircraft, if any portion of debt remains after application of sale proceeds, the outstanding principal amount allocable to the remaining aircraft in the facility will increase.

If the Company earns a 10% return on its equity investment after full repayment of the facility, the Company will pay Nord LB a fee equal to 10% of returns in excess of 10%, up to a maximum of $5.0 million.

During the year ended December 31, 2015, the Company sold seven aircraft financed by the Nord LB Facility and wrote off $2.1 million of unamortized debt discount and debt issuance costs. The Company did not sell any aircraft financed by the facility during the year ended December 31, 2014. Principal payments made during the year ended December 31, 2015 and 2014 totaled $161.0 million and $36.1 million, respectively.

An event of default with respect to the loan on any aircraft will trigger an event of default on the loans with respect to every other financed aircraft. A default by any of the aircraft owning entities in respect of obligations in excess of $10.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder would constitute an event of default.

The Nord LB Facility does not contain any financial covenants.

CBA Facility

	Balance as of
	December 31, 2015	December 31, 2014
	(Dollars in thousands)
Outstanding principal balance:
Tranche A	$44,235	$65,462
Tranche B	43,955	49,350
Total outstanding principal balance	88,190	114,812
Unamortized debt discount	(1,120)	(1,604)
CBA Facility balance, net	$87,070	$113,208

The Company assumed a debt facility provided by Bank of Scotland plc, Commonwealth Bank of Australia and CommBank Europe Limited (together, "CBA") (the "CBA Facility") in connection with acquisition of the GAAM Portfolio. As of December 31, 2015, the CBA Facility provided for individual loans on six aircraft, one of which was subject to a sale agreement. These loans are cross-collateralized and contain cross-default provisions. At December 31, 2015, one loan matures in 2018, and the remaining five loans mature in 2020. Fly has guaranteed all payments under the CBA Facility.

During the year ended December 31, 2015, the Company sold one aircraft financed under the CBA Facility and wrote off unamortized debt issuance costs of $0.9 million. During the year ended December 31, 2014, the Company sold two aircraft financed under the CBA Facility and recorded a gain on debt extinguishment of $2.3 million.

The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. In 2015 and 2014, the Company made total principal payments of $26.6 million and $47.0 million, respectively.

Borrowings under the CBA Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 2.50%. As of December 31, 2015 and 2014, the weighted average interest rates on the tranche loans, excluding the debt discount amortization, are presented below:

	As of
	December 31, 2015	December 31, 2014
Fixed rate loans:
Tranche A	5.57%	5.52%
Tranche B	4.47%	4.47%
Variable rate loans:
Tranche A	—	2.66%
Facility weighted average interest rate	5.02%	4.63%

As of December 31, 2015 and 2014, interest accrued on the facility totaled $37,000 and $44,000, respectively.

Borrowings under the CBA Facility are secured by the Company's equity interest in the subsidiaries which own the aircraft and the related leases. If, upon the repayment of any loan, the ratio of the total principal amount outstanding under the CBA Facility to the aggregate appraised value of the aircraft is equal to or greater than 80%, the Company will be required to pay into a collateral account an amount that is necessary to reduce this ratio to less than 80%.

There are no financial covenants in the CBA Facility. However, the CBA Facility includes certain operating covenants, including reporting requirements.

Term Loan

	Balance as of
	December 31, 2015	December 31, 2014
	(Dollars in thousands)
Outstanding principal balance	$427,781	$451,547
Unamortized debt discount	(5,806)	(8,164)
Term Loan balance, net	$421,975	$443,383

On August 9, 2012, the Company entered into a $395.0 million senior secured term loan (the "Term Loan") with a consortium of lenders. On May 21, 2013, the Company re-priced the Term Loan, reducing the interest rate margin from 4.50% to 3.50% and the LIBOR floor from 1.25% to 1.00%. On November 21, 2013, the Company amended and upsized the Term Loan by $105.0 million. On April 22, 2015, the Company again re-priced the Term Loan, further reducing the interest rate margin from 3.50% to 2.75% and the LIBOR floor from 1.00% to 0.75%.

In connection with the May 2013 re-pricing, the Company paid the lenders a prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.8 million.

In connection with the April 2015 re-pricing, the Company wrote off approximately $2.1 million of unamortized loan costs and debt discounts as debt extinguishment costs. There was no prepayment penalty associated with the re-pricing.

Until April 2016, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be repaid in whole or in part at par. The Term Loan matures in August 2019.

Under the Term Loan, we must maintain a maximum Loan-to-Value ratio("LTV") of 70.0% based on the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers Upon the sale of an aircraft under the Term Loan, we may, in any combination (i) prepay a portion of the outstanding principal amount of the loans, (ii) substitute an aircraft as collateral or (iii) provide additional cash collateral (not to exceed $25 million) to maintain a maximum LTV of 70.0%. During the year ended December 31, 2015, the Company sold six aircraft financed under the Term Loan and substituted four aircraft as collateral. During the year ended December 31, 2014, the Company sold four aircraft financed under the Term Loan, and substituted three aircraft as collateral. At December 31, 2015, the Term Loan was secured by 28 aircraft, four of which were subject to sale agreements.

The Term Loan is guaranteed by the Company. Borrowings are also secured by the Company's equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed in the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the acquisition, sale, removal or substitution of an aircraft. The Term Loan also includes certain customary covenants, including reporting requirements and maintenance of public ratings.

An event of default under the Term Loan includes any of the aircraft owning entities defaulting in respect of obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

As of December 31, 2015 and 2014, interest accrued on the Term Loan totaled $2.2 million and $2.9 million, respectively. The Term Loan requires quarterly principal payments of $5.9 million.

Fly Acquisition II Facility

	Balance as of
	December 31, 2015	December 31, 2014
	(Dollars in thousands)
Outstanding principal balance	$—	$121,589

On November 7, 2012, the Company entered into a revolving credit facility with a consortium of lenders ("Fly Acquisition II Facility") providing loans in an aggregate amount of up to $450.0 million with an availability period which would have expired on July 3, 2015. The final maturity date would have been July 3, 2018.

The Company paid a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of its commitment until January 2015 when the Company exercised its right to terminate the availability period. The interest rate under the facility was based on one-month LIBOR plus an applicable margin. Following termination of the availability period, the applicable margin was increased from 3.25% to 3.75%.

During the first quarter of 2015, the Company terminated the Fly Acquisition II Facility and repaid the then outstanding balance with proceeds from the sale of three aircraft and the refinancing of one aircraft. The Company wrote off approximately $4.0 million of unamortized debt issuance costs as debt extinguishment costs. There was no prepayment penalty in connection with the termination of the Fly Acquisition II Facility. As of December 31, 2014, interest accrued on the Fly Acquisition II Facility totaled $0.2 million.

Other Aircraft Secured Borrowings

	Balance as of		Weighted Average Interest Rates(1)	Maturity Date
	December 31, 2015	December 31, 2014
		As restated
	(Dollars in thousands)
Outstanding principal balance	$663,069	$723,023	3.63%	February 2016 – January 2027
Unamortized debt discount	(7,521)	(9,053)
Other aircraft secured borrowings balance, net	$655,548	$713,970

(1)	Represents the weighted average contracted interest rate as of December 31, 2015.

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft. These borrowings may finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of the Company's rights, title and interest in the financed aircraft and leases. The maturity date on each loan generally matches the corresponding lease expiration date, with maturity dates ranging from February 2016 to January 2027. The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. In 2015, the Company made principal payments, including repayment of five loans, totaling $207.8 million. In 2014, the Company made principal payments, including repayment of three loans, totaling $70.1 million.

During the year ended December 31, 2015, the Company sold five aircraft financed by these borrowings and wrote off $3.2 million of unamortized debt discounts and debt issuance costs. During the year ended December 31, 2014, the Company sold one aircraft. As of December 31, 2015, 21 aircraft were financed by these borrowings, one of which was subject to a sale agreement. At December 31, 2015 and, 2014, $422.9 million and $425.0 million of the principal amount of these borrowings, respectively, were recourse to the Company. As of December 31, 2015 and 2014, interest accrued on these loans totaled $0.9 million and $1.1 million, respectively.

During the year ended December 31, 2015, the Company acquired one aircraft with a combination of unrestricted cash and proceeds from secured, recourse debt financing of $36.0 million. In addition, the Company refinanced four aircraft with new secured, recourse debt of $113.4 million.

The Company has one loan that is denominated in Euros. During the year ended December 31, 2015, the Company recorded an unrealized foreign currency exchange gain of $1.6 million resulting from an increase of the U.S. Dollar value relative to the Euro.

In 2014, the Company acquired five aircraft with a combination of unrestricted cash and proceeds from secured, recourse debt financing of $274.5 million. In addition, the Company financed one aircraft with secured, recourse debt of $28.5 million.

Future Minimum Principal Payments on Borrowings

During the year ended December 31, 2015, the Company made scheduled principal payments on its secured borrowings totaling $791.4 million. The anticipated future minimum principal payments due for its borrowings are as follows:

Year ending December 31,	(Dollars in thousands)
2016	$291,988
2017	125,950
2018	314,554
2019	459,122
2020	93,932
Thereafter	444,558
Future minimum principal payments due	$1,730,104

12.	DERIVATIVES

Derivatives are used by the Company to manage its exposure to interest rate fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. As of December 31, 2015, the Company's total unsecured and secured debt balance, excluding unamortized debt discount, was $2.4 billion. Debt with floating interest rates totaled $1.5 billion, of which $1.1 billion was associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month and three-month LIBOR on the notional amounts over the life of the contracts. As of December 31, 2015 and 2014, the Company had interest rate swap contracts with notional amounts aggregating $1.0 billion and $1.4 billion, respectively. The unrealized fair value gain on the interest rate swap contracts, reflected as derivative assets, was $0.2 million and $2.1 million as of December 31, 2015 and 2014, respectively. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $19.3 million and $23.3 million as of December 31, 2015 and 2014, respectively.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company's credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company's debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

Designated Derivatives

The Company's interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For the year ended December 31, 2015, the Company recorded a net unrealized gain of $0.2 million, after the applicable net tax expense of $0.3 million. For the year ended December 31, 2014, the Company recorded an unrealized loss of $3.2 million, net of the applicable net tax benefit of $0.6 million. For the year ended December 31, 2013, the Company recorded an unrealized gain of $22.1 million, net of the applicable net tax expense of $3.5 million.

As of December 31, 2015, the Company had the following designated derivative instruments classified as derivative assets on the balance sheet (dollars in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Value of Derivative Asset	Gain Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swap contracts	3	11/14/2018	0.90% - 1.03%	$57,447	$210	$3	$213	$186	$(9)
Accrued interest				—	(18)	—	(18)	—	—
Total – designated derivative assets	3			$57,447	$192	$3	$195	$186	$(9)

As of December 31, 2015, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollars in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Value of Derivative Liability	Loss Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swap contracts	14	2/9/18-9/27/25	1.18% - 6.22%	$839,999	$(19,141)	$666	$(18,475)	$(16,243)	$(368)
Accrued interest				—	(823)	—	(823)	—	—
Total – designated derivative liabilities	14			$839,999	$(19,964)	$666	$(19,298)	$(16,243)	$(368)

Dedesignated Derivatives

In 2015, certain of the Company's interest rate derivatives no longer qualified for cash flow hedge accounting. The accumulated other comprehensive loss of $1.6 million associated with the dedesignated interest rate derivatives as of the dedesignation date was reclassified into earnings.

As of December 31, 2015, the Company had the following dedesignated derivative instruments classified as derivative assets on the balance sheet (dollar amount in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Value of Derivative Asset	Loss Recognized into Earnings
Interest rate swap contracts	1	11/14/2018	1.10%	$20,219	$51	$2	$53	$(53)
Accrued interest				—	(7)	—	(7)	—
Total – dedesignated derivative assets	1			$20,219	$44	$2	$46	$(53)
As of December 31, 2015, the Company had the following dedesignated derivative instruments classified as derivative liabilities on the balance sheet (dollar amount in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Value of Derivative Liability	Loss Recognized into Earnings
Interest rate swap contracts	2	11/14/2018	1.18% - 1.22%	$42,224	$(16)	$4	$(12)	$(263)
Accrued interest				—	(17)	—	(17)	—
Total – dedesignated derivative liabilities	2			$42,224	$(33)	$4	$(29)	$(263)

Terminated Derivatives

In 2015, the Company terminated 14 interest rate swap contracts and recognized a loss into earnings associated with the terminated interest rate swap contracts totaling $2.4 million. In addition, the Company recognized a net loss of $1.1 million on swap ineffectiveness.

In connection with the sale of six aircraft by the Company during the first quarter of 2013, the buyer assumed the underlying debt financing and derivative contracts associated with the aircraft. As of the disposal date, the derivative contracts were classified as derivative liabilities and had a negative fair market value of $5.0 million.

13.	INCOME TAXES

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

Fly's Australian resident subsidiaries pay a corporation tax of 30.0% and Fly's French resident subsidiaries pay a corporation tax of 33.33% on their net taxable income. Repatriated earnings and any undistributed earnings from the Company's Cayman and Australian subsidiaries will be taxed at the 25.0% and 12.5% tax rate, respectively. As of December 31, 2015, the Company had undistributed earnings from its Australian subsidiary of approximately $19.3 million. The Company has the ability and intends to indefinitely reinvest these undistributed earnings. An Australian withholding tax of 15% could be applied to distributions which have yet to be taxed in Australia. The amount to which the withholding tax would be applied is not practical to estimate because of complexities in the computation. Accordingly, the Company has not recorded such withholding tax liability in its financial statements.

Income tax expense (benefit) by jurisdiction is shown below:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	(Dollars in thousands)
		As restated	As restated
Current tax (benefit) expense:
Ireland	$33	$—	$400
Luxembourg	252	210	175
United States	—	2	(1,131)
Australia	138	—	—
Other	57	48	20
Current tax expense (benefit) — total	480	260	(536)
Deferred tax expense (benefit):
Ireland	4,558	8,208	1,082
Australia	334	241	2,601
Other	27	(18)	(13)
Deferred tax expense (benefit) — total	4,919	8,431	3,670
Total income tax expense	$5,399	$8,691	$3,134

In 2013, the Company recognized a tax benefit of $1.1 million related to 2012 U.S. Federal and State taxes primarily resulting from the re-allocation of BBAM LP's U.S. sourced income among its partners.

The Company had no unrecognized tax benefits as of December 31, 2015 and 2014. The principal components of the Company's net deferred tax asset (liability) were as follows:

	December 31, 2015	December 31, 2014
	(Dollars in thousands)
		As restated
Deferred tax asset:
Net operating loss carry forwards	$181,370	$221,026
Net unrealized losses on derivative instruments	1,999	2,483
Basis difference on acquisition of GAAM Australian assets	6,844	9,597
Other	240	311
Valuation allowance	(23,029)	(22,418)
Total deferred tax asset	167,424	210,999
Deferred tax liability:
Excess of tax depreciation over book depreciation	(171,084)	(206,719)
Book/tax differences identified in connection with GAAM Portfolio acquisition	(911)	(1,634)
Net earnings of non-European Union member subsidiaries	(16,170)	(17,952)
Total deferred tax liability	(188,165)	(226,305)
Deferred tax liability, net	$(20,741)	$(15,306)

The Company records valuation allowances to reduce deferred tax assets to the extent it believes it is more likely than not that a portion of such assets will not be realized. In making such determinations, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and its ability to carry back losses to prior years. The Company is required to make assumptions and judgments about potential outcomes that may be outside its control. Critical factors include the projection, source, and character of future taxable income. Although realization is not assured, the Company believes it is more likely than not that deferred tax assets, net of the valuation allowance, will be realized. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced or current tax planning strategies are not implemented. At December 31, 2015 and 2014, the Company had a valuation allowance of $23.0 million and $22.4 million, respectively.

The Company had recorded valuation allowances against a deferred tax asset in connection with basis differences on the acquisition of GAAM's Australian assets. In connection with the sale of aircraft owned by a wholly-owned Australian subsidiary in 2013, the Company generated capital gains and has utilized approximately $2.3 million of the deferred tax asset.

Under current tax rules in Ireland, the Company is allowed to carry forward its net operating losses for an indefinite period to offset any future income. However, the Company has recorded net valuation allowances of $3.4 million and $2.5 million for the years ended December 31, 2015 and 2014, respectively.

The table below is a reconciliation of the Irish statutory corporation tax rate of 12.5% on trading income to the Company's recorded income tax expense (benefit):

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
		As restated	As restated
Irish statutory corporate tax rate on trading income	12.5%	12.5%	12.5%
Valuation allowances	12.0%	3.6%	0.8%
Equity earnings from Fly-Z/C LP	(0.5)%	(0.4)%	(0.3)%
Tax impact of repurchased and resold Notes	(3.2)%	(0.6)%	(0.8)%
Share-based compensation	0.1%	—	0.7%
Foreign tax rate differentials	(9.7)%	(3.9)%	(1.4)%
True-up of prior year tax provision	1.4%	0.2%	(1.7)%
Non-taxable gain on debt extinguishment	—	(1.2)%	(5.2)%
Non-deductible interest expense, transaction fees and expenses	6.1%	2.4%	0.9%
Other	0.4%	0.0%	(0.0)%
Income tax expense	19.1%	12.6%	5.5%

Under Irish tax legislation, the Irish Revenue are entitled to make enquiries and/or raise an assessment of any corporation tax return submitted up to a period of four years from the end of the year in which the return is submitted. As such, Irish Revenue are currently entitled to make enquiries and/or raise an assessment in respect of the corporation tax returns submitted by the Company's Irish subsidiaries in respect of the years ended December 31, 2011 to 2015.

14.	OTHER LIABILITIES

The following table describes the principal components of the Company's other liabilities:

	December 31, 2015	December 31, 2014
	(Dollars in thousands)
Net current tax provision	$645	$581
Lease incentive obligation	21,217	25,503
Deferred rent payable	11,974	11,461
Refundable deposits	4,240	4,079
Other	14,050	266
Total other liabilities	$52,126	$41,890

15.	SHAREHOLDERS' EQUITY

On May 6, 2015, the Company's board of directors approved a $30.0 million share repurchase program expiring in May 2016. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. During the year ended December 31, 2015, the Company repurchased 421,329 shares at an average price of $13.08 per share. The Company terminated this program in the fourth quarter of 2015.

On November 12, 2015, the Company announced that its board of directors approved the elimination of dividend payments on its shares and authorized a new program to repurchase up to $100.0 million of its shares, including a modified Dutch auction tender offer for up to $75.0 million. On December 22, 2015, the Company repurchased 5,376,344 shares at $13.95 per share for a total cost of approximately $75.0 million, excluding fees and expenses related to the tender offer. In 2016, the Company completed its $25.0 million share repurchase program through open market or in privately negotiated transactions. As of December 31, 2015, there were 35,671,400 shares outstanding.

No shares were repurchased during the year ended December 31, 2014.

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

During the year ended December 31, 2015, the Company declared and paid dividends of $1.00 per share or $42.4 million. During the year ended December 31, 2014, the Company declared and paid dividends of $1.00 per share or $42.8 million. During the year ended December 31, 2013, the Company declared and paid dividends of $0.88 per share or $31.5 million.

16.	SHARE-BASED COMPENSATION

Description of Plan

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan ("2010 Plan") permitting the issuance of up to 1,500,000 share grants in the form of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. The Company has issued all shares available under the 2010 Plan.

SARs entitle the holder to receive any increase in value between the grant date price of Fly's ADSs and their value on the exercise date. RSUs entitle the holder to receive a number of Fly's ADSs equal to the number of RSUs awarded upon vesting. The granted SARs and RSUs vest in three equal installments and expire on the tenth anniversary of the grant date. The Company settles SARs and RSUs with newly issued ADSs.

The holder of a SAR or RSU is also entitled to dividend equivalent rights ("Dividend Equivalent") on each SAR and RSU. For each Dividend Equivalent, the holder shall have the non-forfeitable right to receive a cash amount equal to the per share dividend paid by the Company during the period between the grant date and the earlier of the (i) award exercise or vesting date, (ii) termination date or (iii) expiration date. Dividend Equivalents expire at the same time and in the same proportion that the SARs and RSUs are exercised, cancelled, forfeited or expired.

Grant Activity

A summary of the Company's SAR activity for the year ended December 31, 2015, 2014 and 2013 are presented as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding at December 31, 2012	892,004	$12.74	8.1
SARs granted	—	—	—
SARs exercised	(3,370)	12.42	—
SARs canceled or forfeited	—	—	—
Outstanding at December 31, 2013	888,634	$12.74	7.1
SARs granted	—	—	—
SARs exercised	(58,519)	12.80	—
SARs canceled or forfeited	(8,998)	12.28	—
Outstanding at December 31, 2014	821,117	12.74	6.1
SARs granted	—	—	—
SARs exercised	—	—	—
SARs canceled or forfeited	—	—	—
Outstanding at December 31, 2015	821,117	12.74	5.1
Exercisable at December 31, 2015	821,117	$12.74

The aggregate intrinsic value of the SARs is calculated as the difference between the exercise price of the underlying awards and the Company's closing ADS price of $13.65, $13.15 and $16.07 as of December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015, all SARs have vested. The unvested SARs had an intrinsic value of $49,000 and $0.8 million as of December 31, 2014 and 2013, respectively.

A summary of the Company's RSU activity for the year ended December 31, 2015, 2014 and 2013 is as follows:

	Number of shares	Weighted average grant date fair value
Outstanding and unvested at December 31, 2012	284,014	12.88
RSUs granted	—	—
RSUs vested	(122,534)	12.98
RSUs canceled or forfeited	—	—
Outstanding and unvested at December 31, 2013	161,480	$12.81
RSUs granted	—	—
RSUs vested	(119,666)	12.99
RSUs canceled or forfeited	(5,739)	12.28
Outstanding and unvested at December 31, 2014	36,075	$12.28
RSUs granted	—	—
RSUs vested	(36,075)	12.28
RSUs canceled or forfeited	—	—
Outstanding and unvested at December 31, 2015	—	$—

The weighted average grant date fair value of the RSUs was determined based on the closing market price of the Company's closing ADS price of $13.65, $13.15 and $16.07 as of December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015, all RSUs have vested. The unvested RSUs had an intrinsic value of $0.5 million and $2.6 million as of December 31, 2014 and 2013, respectively.

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

The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest was estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Risk-free interest rate	0.90% – 1.76%	0.90% –2.32%	0.90% – 2.51%
Volatility	47% – 57%	48% – 57%	51% – 63%
Expected life	6 – 7 years	6 – 8 years	6 – 8 years

The expected stock price volatility was determined based on the historical volatility of the Company's common shares as well as other companies operating in similar businesses. The risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant, or as applicable as of the measurement date, for the period corresponding with the expected life of the SAR. The dividend yield assumption was not factored into the valuation model as the SAR grant holder is entitled to dividends.

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $0.2 million, $30,000 and $3.2 million for the years ended December 31, 2015, 2014 and 2013, respectively. At December 31, 2015, all RSUs and SARs granted under the 2010 Plan had vested. There was no unamortized share-based compensation expense at December 31, 2015. Unamortized share-based compensation expense totaled $0.1 million and $0.9 million at  December 31, 2014 and 2013, respectively.

17.	EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	(Dollars in thousands, except share and per share data)
		As restated	As restated
Numerator
Net income	$22,798	$60,184	$53,940
Less:
Dividends declared and paid to shareholders	(41,388)	(41,392)	(30,531)
Dividend equivalents paid to vested RSUs and SARs	(1,054)	(1,426)	(940)
Net income attributable to common shareholders	$(19,644)	$17,366	$22,469
Denominator
Weighted average shares outstanding-Basic	41,222,690	41,405,211	34,129,880
Dilutive common equivalent shares:
RSUs	7,950	48,674	102,914
SARs	84,509	73,699	10,662
Weighted average shares outstanding-Diluted	41,315,149	41,527,584	34,243,456
Earnings per share:
Basic
Distributed earnings	$1.00	$1.00	$0.89
Undistributed income (excess distribution)	$(0.48)	$0.42	$0.66
Basic earnings per share	$0.52	$1.42	$1.55
Diluted
Distributed earnings	$1.00	$1.00	$0.89
Undistributed income (excess distribution)	$(0.48)	$0.42	$0.66
Diluted earnings per share	$0.52	$1.42	$1.55

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

SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 16). Net income available to common shareholders is determined by reducing the Company's net income for the period by dividend equivalents paid on vested RSUs and SARs during the period.

18.            COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

As of December 31, 2015, the Company had a commitment to sell 12 aircraft.

19.            RELATED PARTY TRANSACTIONS

Fly has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the "Agreements") with BBAM. Services to be rendered under the Agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company's rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other BBAM affiliates. In connection with its services, the Manager may also incur expenses such as travel, insurance and other professional fees on behalf of the Company. The Company reimburses the Manager for these expenses. The Company had $0.3 million of reimbursable expenses due to the Manager at each of December 31, 2015 and 2014, respectively.

Pursuant to the Agreements, BBAM is entitled to receive servicing fees. On October 24, 2014, in connection with the amendment to the indenture governing the Securitization Notes, the servicing agreement for B&B Air Funding was also amended to clarify the calculation of the sales fee payable to the servicer upon disposition of an aircraft, and to conform its insurance requirements and concentration limits to the same terms in the amended indenture. With respect to aircraft financed by the Securitization Notes, BBAM is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% of the aggregate amount of aircraft rent due and 1.0% of rent actually collected. With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rent actually received for such aircraft. BBAM received base and rent fees pursuant to the Agreements totaling $15.2 million, $14.4 million, and $12.1 million for the years ended December 31, 2015, 2014 and 2013, respectively.

BBAM is entitled to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to an annual CPI adjustment. For all other aircraft, BBAM is entitled to an administrative fee of $1,000 per month per aircraft. In addition, BBAM is entitled to a servicer administrative fee of $10,000 per month under the Term Loan. Prior to the termination of the Fly Acquisition II Facility, BBAM was entitled to a servicer administrative fee of $10,000 per month. BBAM received administrative fees from aircraft owning subsidiaries of the Company totaling $2.1 million during each of the years ended December 31, 2015 and 2014. During the year ended December 31, 2013, BBAM received administrative fees from aircraft owning subsidiaries of the Company totaling $1.9 million.

During the year ended December 31, 2015, the Company purchased two aircraft from an unrelated third party, which continues to be serviced by BBAM.

During the year ended December 31, 2015, the Company incurred $9.2 million of origination fees, of which $1.0 million was expensed. With respect to aircraft acquired in the first quarter of 2014, the Manager waived the origination fees that it was entitled to receive from the Company. For the year ended December 31, 2014, the Company incurred $12.8 million of origination fees, of which $3.1 million was expensed. For the year ended December 31, 2013, the Company incurred $9.5 million of origination fees, of which $2.5 million was expensed.

On June 19, 2015, in connection with the agreement to sell a portfolio of aircraft to ECAF I Ltd. (the "ECAF-I Transaction"), the Company and the Manager agreed to amend the Company's management agreement (the "Management Agreement"). Prior to the amendment, the Company made quarterly payments of $2.5 million, subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year, to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company ("Management Expenses"). For the years ended December 31, 2015, 2014 and 2013, the Company incurred Management Expenses of $8.2 million, $10.6 million and $10.5 million, respectively.

Pursuant to the amendment, the annual management fee that the Company pays to the Manager was reduced from $10.7 million to $5.7 million, effective as of July 1, 2015. The management fee will be adjusted each calendar year by (i) 0.3% of the change in the book value of the Company's aircraft portfolio during the preceding year, up to a $2.0 billion increase over the book value of the post-ECAF-I Transaction portfolio and (ii) 0.25% of the change in the book value of the Company's aircraft portfolio in excess of $2.0 billion, with a minimum annual management fee of $5.0 million. The management fee also will be subject to an annual adjustment tied to the Consumer Price Index. The term of the Management Agreement has been extended from December 28, 2022 to July 1, 2025, and shall be automatically extended for one additional term of five years unless terminated by either party upon 12 months' notice or terminated earlier as set forth below.

If the Management Agreement is not renewed after the termination of the initial ten-year term, the Company will pay the Manager a non-renewal fee on the termination date in an amount equal to (i) $6.0 million plus (ii) so long as the Management Expense Amount does not exceed $12.0 million, 50% of the excess (if any) of the Management Expense Amount over $6.0 million.

Also, pursuant to the amendment, the Company and the Manager agreed to reduce the disposition fee that the Company will pay to the Manager in connection with the ECAF-I Transaction. Whereas the Company generally pays a disposition fee of 1.5% of the aggregate gross proceeds, the amendment provides for an aggregate disposition fee in respect of the aircraft in the ECAF-I Transaction equal to 1.2% of the aggregate gross proceeds.

During the years ended December 31, 2015, 2014 and 2013, the Company incurred $15.6 million, $2.2 million and $2.0 million of fees, respectively, in connection with the sale of aircraft.

In connection with the Company's underwritten public offering in July 2013, the Company sold 142,857 common shares in the form of ADSs to certain officers and directors of Fly and BBAM LP at the public offering price of $14.00 per ADS, generating proceeds of $2.0 million.

The Company's minimum long-term contractual obligations with BBAM LP as of December 31, 2015, excluding rent fees, consisted of the following:

	2016	2017	2018	2019	2020	Thereafter	Total
	(Dollars in thousands)
Fixed base fee payments (1)	$2,043	$2,043	$2,043	$2,043	$2,043	$14,391	$24,606
Fixed administrative agency fee payments due by B&B Air Funding (1)	851	851	851	851	851	5,997	10,252
Fixed administrative services fee due under the Term Loan (2)	381	348	295	228	114	240	1,606
Fixed administrative agency fee payments due by other subsidiaries (2)	504	482	424	350	335	928	3,023
Fixed payments for Management Expenses (1)	5,722	5,722	5,722	5,722	5,722	25,752	54,362
Total	$9,501	$9,446	$9,335	$9,194	$9,065	$47,308	$93,849

(1)	Amounts in the table assume Consumer Price Index ("CPI") rates in effect as of December 31, 2015 remain constant in future periods.
(2)	Assumes number of aircraft at December 31, 2015 remains the same for future periods.

20.	FAIR VALUE MEASUREMENTS

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

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3 — Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company's financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability's fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

The fair value of the Company's cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. (The fair values of cash, restricted cash and cash equivalents are a Level 1 hierarchy. The fair values of accounts receivable and accounts payable are Level 2 hierarchy.) Where available, the fair value of the Company's notes payable and debt facilities are based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly's credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly's investment in an unconsolidated subsidiary and flight equipment held for operating lease, net. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management's best estimates and judgment, and uses Level 3 inputs which include assumptions as to future cash flows associated with the use of an aircraft and eventual disposition of such aircraft. The Company will also record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. For the years ended December 31, 2015, 2014 and 2013, the Company wrote down aircraft to their net realizable value and recognized a charge of $66.1 million, $1.2 million and $6.2 million, respectively (See Note 5).

The carrying amounts and fair values of the Company's financial instruments are as follows:

	As of December 31, 2015		As of December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
				As restated
Securitization Notes	$288,869	$252,897	$532,035	$467,228
Nord LB Facility	251,849	251,849	408,484	408,484
CBA Facility	87,070	87,070	113,208	113,208
Term Loan	421,975	421,921	443,383	449,289
Fly Acquisition II Facility	—	—	121,589	128,080
Other Aircraft Secured Borrowings	655,548	653,992	713,970	716,063
2020 Notes	370,790	375,000	369,942	380,625
2021 Notes	320,319	333,125	319,510	321,750
Derivative asset	241	241	2,067	2,067
Derivative liabilities	19,327	19,327	23,311	23,311

As of December 31, 2015 and 2014, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
December 31, 2015:
Derivative asset	—	$241	—	$241
Derivative liabilities	—	19,327	—	19,327
December 31, 2014:
Derivative asset	—	$2,067	—	$2,067
Derivative liabilities	—	23,311	—	23,311

21.	UNAUDITED QUARTERLY CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited quarterly financial information for each of the quarters in the year ended December 31, 2015 is presented below:

(Dollars in thousands, except per share data)	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
	As restated	As restated	As restated
Total revenues	$123,286	$102,822	$112,655	$123,634
Net income	$19,865	$(43,695)	$27,483	$19,145
Earnings per share — Basic	$0.47	$(1.06)	$0.66	$0.47
Earnings per share — Diluted	$0.47	$(1.06)	$0.66	$0.47

The unaudited quarterly financial information for each of the quarters in the year ended December 31, 2014 is presented below:

(Dollars in thousands, except per share data)	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	As restated	As restated	As restated	As restated
Total revenues	$94,320	$108,566	$102,374	$120,288
Net income	$7,653	$21,746	$13,471	$17,314
Earnings per share — Basic	$0.17	$0.52	$0.32	$0.41
Earnings per share — Diluted	$0.17	$0.52	$0.32	$0.41

22.	SUBSEQUENT EVENTS

Subsequent to December 31, 2015, the Company repurchased 2,071,910 shares at an average price of $12.04 per share, or $24.9 million.

On February 26, 2016, the Company, through a wholly-owned subsidiary, entered into a revolving credit facility with a consortium of lenders (the "Fly Acquisition III Facility") providing loans and notes in an aggregate amount of up to $385.0 million with an availability period expiring on February 26, 2019 and a final maturity date of February 26, 2022. The lender syndicate includes Commonwealth Bank of Australia and several other lenders. The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin will be 2.00% through the expiration of the availability period, and will increase to 2.50% from February 27, 2019 through February 26, 2020 and 3.00% from February 27, 2020 through the maturity date of the facility. The Company provides a full recourse guaranty of all of the borrower's obligations under the facility. The Company paid an upfront fee of approximately $3.7 million to the lenders concurrent with the closing. The borrower also entered into a servicing agreement with BBAM pursuant to which it will pay an administrative fee of $10,000 per month as well as servicing fees of 3.5% of monthly rent actually collected, plus $1,000 per aircraft per month.

Subsequent to December 31, 2015, the Company sold 13 narrow-body aircraft and one wide-body aircraft.

In March 2016, the Company's board of directors approved a new $30.0 million share repurchase program expiring in March 2017. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions.

On March 25, 2016, Gerald Margolis filed a putative class action lawsuit in the United States District Court for the Southern District of New York, asserting that the Company, its Chief Executive Officer and Chief Financial Officer violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making materially false and misleading statements regarding the Company's business, operational and compliance policies, particularly concerning our accounting with respect to intangible assets and liabilities for aircraft acquired with in-place leases. The complaint seeks an unspecified amount of monetary damages on behalf of the putative class and an award of attorney's fees, expert fees and other costs. The Company believes this lawsuit is without merit, and will defend it.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Fly Leasing Limited

We have audited the consolidated financial statements of Fly Leasing Limited as of December 31, 2014 (restated), and for each of the two years in the period ended December 31, 2014 (restated), and have issued our report thereon dated March 13, 2015, except for the effects on the consolidated financial statements described in Note 2, as to which the date is May 2, 2016 (included elsewhere in this Form 20-F). Our audits also included the financial statement schedule listed in Item 18 of this Form 20-F. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on these schedules based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
As described in Note 2, to the consolidated financial statements, Fly Leasing Limited has restated previously issued financial statements as of December 31, 2014 and for each of the two years in the period ended December 31 2014 to correct for errors resulting from the incorrect accounting for aircraft purchased with in-place leases.

/s/ Ernst & Young LLP

San Francisco, California

March 13, 2015, except for the effects on the consolidated financial statements described in Note 2, as to which the date is May 2, 2016

Schedule I — Condensed financial information of parent

Fly Leasing Limited
Condensed Balance Sheets

AS OF DECEMBER 31, 2015 AND 2014
(Dollars in thousands)

	December 31,
	2015	2014
		As restated
Assets
Cash and cash equivalents	$139,339	$218,538
Notes receivable from subsidiaries	735,835	591,025
Investments in subsidiaries	778,080	796,389
Investment in unconsolidated subsidiary	7,170	4,002
Other assets, net	2,712	4,097
Total assets	1,663,136	1,614,051
Liabilities
Payable to related parties	50	917
Payable to subsidiaries	289,961	140,583
Unsecured borrowings, net	691,109	689,452
Deferred tax liability, net	13,675	15,951
Accrued and other liabilities	11,377	10,894
Total liabilities	1,006,172	857,797
Shareholders' equity	656,964	756,254
Total liabilities and shareholders' equity	$1,663,136	$1,614,051

The accompanying note is an integral part of these consolidated financial statements.

Fly Leasing Limited
Condensed Statements of Income

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Dollars in thousands, except per share data)

	Years ended
	2015	2014	2013
		As restated	As restated
Revenues
Equity in earnings of subsidiaries	$17,065	$59,447	$52,980
Equity in earnings from unconsolidated subsidiary	1,159	3,562	1,491
Intercompany management fee income	15,053	16,921	15,780
Intercompany interest income	48,077	22,394	1,407
Interest and other income	224	215	185
Total revenues	81,578	102,539	71,843
Expense
Interest expense	48,013	28,089	1,887
Selling, general and administrative	12,987	15,520	17,644
Total expenses	61,000	43,609	19,531
Net income before provision for income taxes	20,578	58,930	52,312
Income tax benefit	(2,220)	(1,254)	(1,628)
Net income	$22,798	$60,184	$53,940
Weighted average number of shares:
Basic	41,222,690	41,405,211	34,129,880
Diluted	41,315,149	41,527,584	34,243,456
Earnings per share:
Basic	$0.52	$1.42	$1.55
Diluted	$0.52	$1.42	$1.55

The accompanying note is an integral part of these consolidated financial statements.

Schedule I — Condensed financial information of parent

Fly Leasing Limited
Condensed Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Dollars in thousands)

	Years ended
	2015	2014	2013
		As restated	As restated
Cash Flows from Operating Activities
Net Income	$22,798	$60,184	$53,940
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings of subsidiaries	(17,065)	(59,447)	(52,980)
Equity in earnings of unconsolidated subsidiary	(1,159)	(3,562)	(1,491)
Deferred income taxes	(2,276)	(2,004)	(1,654)
Share-based compensation	195	30	3,177
Amortization of debt discount and others	1,982	1,537	76
Distributions from unconsolidated subsidiary	—	5,501	—
Changes in operating assets and liabilities:
Receivable from subsidiaries	132,843	117,806	12,797
Other assets	1,060	(1,672)	45
Payable to related parties	(867)	(48)	(1,435)
Accrued and other liabilities	483	7,211	670
Net cash flows provided by operating activities	137,994	125,536	13,145
Cash Flows from Investing Activities
Capital contributions to subsidiaries	—	(5,058)	(256,515)
Distributions received from subsidiaries	53,500	1,925	6,000
Capital contributions to unconsolidated subsidiary	(2,009)	—	—
Distributions received from unconsolidated subsidiary	—	1,132	—
Notes receivable from subsidiaries	(650,083)	(628,994)	—
Notes payable to subsidiaries	505,273	94,101	—
Net cash flows used in investing activities	(93,319)	(536,894)	(250,515)
Cash Flows from Financing Activities
Proceeds from issuance of shares, net of fees paid	—	—	172,595
Proceeds from issuance of unsecured borrowings	—	396,563	291,389
Debt issuance costs	—	(1,116)	—
Shares repurchased	(81,432)	—	—
Dividends paid	(41,388)	(41,392)	(30,531)
Dividend equivalents	(1,054)	(1,426)	(940)
Net cash flows (used in) provided by financing activities	(123,874)	352,629	432,513
Net (decrease) increase in cash and cash equivalents	(79,199)	(58,729)	195,143
Cash and cash equivalents at beginning of year	218,538	277,267	82,124
Cash and cash equivalents at end of year	$139,339	$218,538	$277,267
Supplemental Disclosure:
Cash paid during the year for:
Interest	$46,723	$21,488	$—
Taxes	—	—	—

Noncash Activities:
Noncash investing activities:
Capital contribution to subsidiaries	17,246	—	—
Distributions paid to subsidiaries	711	—	—

The accompanying note is an integral part of these consolidated financial statements.

1.	RESTATEMENT OF PRIOR FINANCIAL STATEMENTS

The Company has determined that its financial statements for the years ended December 31, 2014 and 2013, and for prior years contained errors resulting from the incorrect accounting for aircraft purchased with in-place leases. It has restated those financial statements to make the necessary accounting adjustments.

When purchasing an aircraft with an in-place lease, the Company's subsidiaries previously did not identify, measure and account for maintenance rights acquired. The Company's subsidiaries now identify, measure and account for maintenance right assets and liabilities associated with their acquisitions of aircraft with in-place leases. A maintenance right asset represents the fair value of its contractual right under a lease to receive an aircraft in an improved maintenance condition as compared to the maintenance condition on the acquisition date. A maintenance right liability represents its obligation to pay the lessee for the difference between the lease end contractual maintenance condition of the aircraft and the actual maintenance condition of the aircraft on the acquisition date.

The Company and its subsidiaries have also made other adjustments related to immaterial errors including certain corrections that had been previously identified but not recorded because they were immaterial, individually and in the aggregate, to its consolidated financial statements. These corrections included adjustments to (i) expense acquisition fees related to aircraft purchased with in-place leases, (ii) record an impairment charge on one aircraft, (iii) recognize rental income previously deferred, (iv) defer equity in earnings from our unconsolidated subsidiary, (v) record the associated income tax effect of items (i) through (iv) and (vi) record deferred tax asset valuation allowance. While none of these other adjustments were individually material, they have been made as part of the restatement process. (See "Note 2. Restatement of Prior Financial Statements" to the Company's notes to consolidated financial statements.)

Condensed Balance Sheet

AT DECEMBER 31, 2014
(Dollars in thousands)

	December 31, 2014
	As previously reported	Maintenance rights adjustments	Other adjustments	As restated
Assets
Cash and cash equivalents	$218,538	$—	$—	$218,538
Notes receivable from subsidiaries	591,025	—	—	591,025
Investments in subsidiaries	799,009	1,290	(3,910)	796,389
Investment in unconsolidated subsidiary	4,002	—	—	4,002
Other assets, net	4,097	—	—	4,097
Total assets	$1,616,671	$1,290	$(3,910)	$1,614,051

Liabilities
Payable to related parties	$917	$—	$—	$917
Payable to subsidiaries	140,583	—	—	140,583
Unsecured borrowings, net	689,452	—	—	689,452
Deferred tax liability, net	15,951	—	—	15,951
Accrued and other liabilities	10,894	—	—	10,894
Total liabilities	857,797	—	—	857,797
Shareholders' equity	758,874	1,290	(3,910)	756,254
Total liabilities and shareholders' equity	$1,616,671	$1,290	$(3,910)	$1,614,051

Condensed Statements of Income

FOR THE YEAR ENDED DECEMBER 31, 2014
(Dollars in thousands, except per share data)

	Year Ended December 31, 2014
	As previously reported	Maintenance rights adjustments	Other adjustments	As restated
Revenues
Equity in earnings of subsidiaries	$56,446	$3,157	$(156)	$59,447
Equity in earnings from unconsolidated subsidiary	2,456	—	1,106	3,562
Intercompany management fee income	16,921	—	—	16,921
Intercompany interest income	22,394	—	—	22,394
Interest and other income	215	—	—	215
Total revenues	98,432	3,157	950	102,539
Expenses
Interest expense	28,089	—	—	28,089
Selling, general and administrative	15,520	—	—	15,520
Total expenses	43,609	—	—	43,609
Net income before provision for income taxes	54,823	3,157	950	58,930
Income tax benefit	(1,254)	—	—	(1,254)
Net income	$56,077	$3,157	$950	$60,184

Weighted average number of shares:
Basic	41,405,211	—	—	41,405,211
Diluted	41,527,584	—	—	41,527,584
Earnings per share:
Basic	$1.32	—	—	$1.42
Diluted	$1.32	—	—	$1.42

FOR THE YEAR ENDED DECEMBER 31, 2013
(Dollars in thousands, except per share data)

	Year Ended December 31, 2013
	As previously reported	Maintenance rights adjustments	Other adjustments	As restated
Revenues
Equity in earnings of subsidiaries	$51,136	$1,477	$367	$52,980
Equity in earnings from unconsolidated subsidiary	1,871	—	(380)	1,491
Intercompany management fee income	15,780	—	—	15,780
Intercompany interest income	1,407	—	—	1,407
Interest and other income	185	—	—	185
Total revenues	70,379	1,477	(13)	71,843
Expenses
Interest expense	1,887	—	—	1,887
Selling, general and administrative	17,644	—	—	17,644
Total expenses	19,531	—	—	19,531
Net income before provision for income taxes	50,848	1,477	(13)	52,312
Income tax benefit	(1,628)	—	—	(1,628)
Net income	$52,476	$1,477	$(13)	$53,940

Weighted average number of shares:
Basic	34,129,880	—	—	34,129,880
Diluted	34,243,456	—	—	34,243,456
Earnings per share:
Basic	$1.51	—	—	$1.55
Diluted	$1.50	—	—	$1.55

Condensed Statements of Cash Flows

FOR THE YEAR ENDED DECEMBER 31, 2014
(Dollars in thousands)

	Year Ended December 31, 2014
	As previously reported	Adjustments	As restated
Cash Flows from Operating Activities
Net Income	$56,077	$4,107	$60,184
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings of subsidiaries	(56,446)	(3,001)	(59,447)
Equity in earnings of unconsolidated subsidiary	(2,456)	(1,106)	(3,562)
Deferred income taxes	(2,004)	—	(2,004)
Share-based compensation	30	—	30
Amortization of debt discount and others	1,537	—	1,537
Distributions from unconsolidated subsidiary	5,501	—	5,501
Changes in operating assets and liabilities:		—
Receivable from subsidiaries	117,806	—	117,806
Other assets	(1,672)	—	(1,672)
Payable to related parties	(48)	—	(48)
Accrued and other liabilities	7,211	—	7,211
Net cash flows provided by operating activities	125,536	—	125,536
Cash Flows from Investing Activities
Capital contributions to subsidiaries	(5,058)	—	(5,058)
Distributions received from subsidiaries	1,925	—	1,925
Capital contributions to unconsolidated subsidiaries	—	—	—
Distributions received from unconsolidated subsidiaries	1,132	—	1,132
Notes receivable from subsidiaries	(628,994)	—	(628,994)
Notes payable to subsidiaries	94,101	—	94,101
Net cash flows used in investing activities	(536,894)	—	(536,894)
Cash Flows from Financing Activities
Proceeds from issuance of shares, net of fees paid	—	—	—
Proceeds from issuance of unsecured borrowings	396,563	—	396,563
Debt issuance costs	(1,116)	—	(1,116)
Shares repurchased	—	—	—
Dividends paid	(41,392)	—	(41,392)
Dividend equivalents	(1,426)	—	(1,426)
Net cash flows provided by financing activities	352,629	—	352,629
Net decrease in cash	(58,729)	—	(58,729)
Cash at beginning of period	277,267	—	277,267
Cash at end of period	$218,538	$—	$218,538
Supplemental Disclosure:
Cash paid during the year for:
Interest	$21,488	$—	$21,488
Taxes	—	—	—

FOR THE YEAR ENDED DECEMBER 31, 2013
(Dollars in thousands)

	Year Ended December 31, 2013
	As previously reported	Adjustments	As restated
Cash Flows from Operating Activities
Net Income	$52,476	$1,464	$53,940
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings of subsidiaries	(51,136)	(1,844)	(52,980)
Equity in earnings of unconsolidated subsidiary	(1,871)	380	(1,491)
Deferred income taxes	(1,654)	—	(1,654)
Share-based compensation	3,177	—	3,177
Amortization of debt discount and others	76	—	76
Distributions from unconsolidated subsidiary	—	—	—
Changes in operating assets and liabilities:		—
Receivable from subsidiaries	12,797	—	12,797
Other assets	45	—	45
Payable to related parties	(1,435)	—	(1,435)
Accrued and other liabilities	670	—	670
Net cash flows provided by operating activities	13,145	—	13,145
Cash Flows from Investing Activities
Capital contributions to subsidiaries	(256,515)	—	(256,515)
Distributions received from subsidiaries	6,000	—	6,000
Capital contributions to unconsolidated subsidiaries	—	—	—
Distributions received from unconsolidated subsidiaries	—	—	—
Notes receivable from subsidiaries	—	—	—
Notes payable to subsidiaries	—	—	—
Net cash flows used in investing activities	(250,515)	—	(250,515)
Cash Flows from Financing Activities
Proceeds from issuance of shares, net of fees paid	172,595	—	172,595
Proceeds from issuance of unsecured borrowings	291,389	—	291,389
Debt issuance costs	—	—	—
Shares repurchased	—	—	—
Dividends paid	(30,531)	—	(30,531)
Dividend equivalents	(940)	—	(940)
Net cash flows provided by financing activities	432,513	—	432,513
Net increase in cash	195,143	—	195,143
Cash at beginning of period	82,124	—	82,124
Cash at end of period	$277,267	$—	$277,267
Supplemental Disclosure:
Cash paid during the year for:
Interest	$—	$—	$—
Taxes	—	—	—

ITEM 19.	EXHIBITS

We have filed the following documents as exhibits to this Annual Report.

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association(1)

1.2	Amended and Restated Bye-Laws of Fly Leasing Ltd.(2)

2.1	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited.(1)

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

4.7
Amendment No. 1 to Servicing Agreement, dated as of April 29, 2010, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.(3)

4.8	Fly Leasing Limited Omnibus Incentive Plan.(3)

4.9	Form of Stock Appreciation Right Award Agreement.(3)

4.10	Form of Restricted Stock Unit Award Agreement.(3)

4.11	Loan Agreement dated as of November 14, 2007, among Global Aviation Holdings Fund Limited, GAHF (Ireland) Limited, Caledonian Aviation Holdings Limited and Norddeutsche Landesbank Girozentrale.(4)

4.12	Form of Loan Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof.(4)

4.13	Form of Servicing Agreement among BBAM LLC, BBAM Aviation Services Limited and each company thereof.(4)

4.14	Securities Purchase Agreement dated November 30, 2012, by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein.(8)

4.15
Purchase Agreement dated November 30, 2012 by and among BBAM Limited Partnership, Summit Aviation Partners LLC, Fly-BBAM Holdings Ltd., Summit Aviation Management Co., Ltd. and such persons identified therein.(6)

4.16	First Amendment to Purchase Amendment dated December 28, 2012 by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein.(8)

4.17	Amended and Restated Fly Leasing Limited Management Agreement dated as of December 28, 2012, between Fly Leasing Limited and Fly Leasing Management Co. Limited.(8)

Exhibit Number	Description of Exhibit
4.18	Registration Rights Agreement dated as of December 28, 2012, by and among Fly Leasing Limited and each shareholder identified therein.(8)

4.19	Amended and Restated Servicing Agreement dated as of January 24, 2013, by and among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited.(8)

4.20	Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, National Association.(7)

4.21	First Supplemental Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, Nation Association.(7)

4.22	Second Supplemental Indenture dated as of October 3, 2014, between Fly Leasing Limited and Wells Fargo Bank, National Association.(10)

4.23
Amendment No. 1 to Trust Indenture, dated as of October 24, 2014, by and among Babcock & Brown Air Funding I Limited, Deutsche Bank Trust Company Americas, BNP Paribas and AMBAC Assurance Corporation. (12)

4.24
Amendment No. 2 to Servicing Agreement, dated as of October 24, 2014, by and among BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. (12)

8.1	List of the Company's subsidiaries.

10.1
Aircraft Mortgage and Security Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, The Initial Intermediate Lessees, The Initial Lessor Subsidiaries, The Additional Grantors Referred to Therein and Wells Fargo Bank Northwest, National Association.(5)

10.2
Amended and Restated Senior Secured Credit Agreement dated July 3, 2013 among Fly Acquisition II Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, and Deutsche Bank Trust Company Americas, as Security Trustee and as Administrative Agent.(9)

10.3
Amended and Restated Term Loan Credit Agreement dated as of November 21, 2013 among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, each other Guarantor Party referred to therein, the Lenders identified therein, Citibank, N.A., and Well Fargo Bank Northwest, National Association. (11)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Ernst & Young LLP.

15.2	Consent of Deloitte & Touche LLP.

101
The following materials from the Company's Annual Report on Form 20-F for the year ended December 31, 2015, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2015 and 2014, (ii) Consolidated Statements of Income for the years ended December 31, 2015, 2014 and 2013, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013, (iv) Consolidated Statement of Shareholders' Equity for the years ended December 31, 2013, 2014 and 2015, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013, and (vi) Notes to Consolidated Financial Statements for the year ended December 31, 2015.

(1)	Previously filed with the Registration Statement on Form F-1, File No. 333-145994.

(2)	Previously filed as an exhibit on Form 6-K dated June 30, 2010.

(3)	Previously filed as an exhibit on Form 6-K dated May 7, 2010.

(4)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2011.

(5)	Previously filed as an exhibit on Form 6-K dated November 13, 2012.

(6)
Confidential treatment has been requested with certain portions of this exhibit. This exhibit omits the information subject to this confidential treatment request. The omitted information has been filed separately with the Securities and Exchange Commission.

(7)	Previously filed as an exhibit on Form 6-K dated December 11, 2013.

(8)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2012.

(9)	Previously filed as an exhibit on Form 6-K dated August 6, 2013.

(10)	Previously filed as an exhibit on Form 6-K dated October 3, 2014.

(11)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2013.

(12)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2014.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fly Leasing Limited

By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

Dated: May 2, 2016