Form 20-F
period 2016-12-31
Fly Leasing Ltd
filed 2017-03-15
CIK 1407298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-33701

FLY LEASING LIMITED
(Exact name of Registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Vincent Cannon, West Pier Business Campus, Dun Laoghaire, County Dublin, A96 N6T7, Ireland
Telephone number: +353 1 231 1900, Facsimile number: +353 1 231 1901
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares Common Shares, par value of $0.001 per share	New York Stock Exchange New York Stock Exchange*
*	Not for trading, but only in connection with the registration of American Depositary Shares representing these shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

32,256,440 Common Shares, par value of $0.001 per share.
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

Unless the context requires otherwise, when used in this Annual Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “Fly Acquisition III” refers to our subsidiary, Fly Acquisition III Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (5) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (6) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP collectively; (7) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (8) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP; (9) the term “GAAM” refers to Global Aviation Asset Management; (10) the term “GAAM Portfolio” refers to the portfolio of 49 aircraft and other assets acquired from GAAM; and (11) the term “ECAF-I Transaction” refers to the portfolio of 33 aircraft contracted to be sold to ECAF I Ltd in June 2015.

Unless indicated otherwise, all percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of December 31, 2016.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft, which we lease under multi-year contracts to a diverse group of airlines throughout the world. Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. We completed our initial public offering on October 2, 2007. We are listed on the New York Stock Exchange under the ticker symbol “FLY.”

As of December 31, 2016, we had 76 aircraft in our portfolio, of which 75 were held for operating lease and one was recorded as an investment in finance lease.

Selected Financial Data

The following selected financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes related thereto included in Item 18 “Financial Statements” in this Annual Report. The selected financial data presented below are our operating results for the years ended December 31, 2016, 2015, 2014, 2013 and 2012.

	(Dollars in thousands, except per share data) Years ended
	2016	2015	2014	2013	2012
Statement of income data:
Operating lease revenue	$313,582	$429,691	$406,563	$351,792	$356,102
Gain on sale of aircraft	27,195	28,959	14,761	5,421	7,892
Gain on sale of investment in unconsolidated subsidiary	—	—	—	—	36,882
Total revenues	345,039	462,397	425,548	360,634	411,167
Total expenses	381,428	434,200	356,673	303,560	368,670
Net income (loss)	(29,112)	22,798	60,184	53,940	38,234
Earnings (loss) per share:
Basic	$(0.88)	$0.52	$1.42	$1.55	$1.45
Diluted	$(0.88)	$0.52	$1.42	$1.55	$1.44
Dividends declared and paid per share	$—	$1.00	$1.00	$0.88	$0.84
	(Dollars in thousands, except per share data) As of December 31,
	2016	2015	2014	2013	2012
Balance sheet data:
Total assets	$3,447,009	$3,424,480	$4,218,408	$3,660,679	$2,960,926
Total liabilities	2,853,774	2,767,516	3,462,154	2,918,583	2,437,115
Total shareholders’ equity	593,235	656,964	756,254	742,096	523,811
Number of shares outstanding	32,256,440	35,671,400	41,432,998	41,306,338	28,040,305

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

Risks Related to Our Business

Our business is affected by general business, economic and financial conditions, which could adversely affect our financial condition, cash flows and financial results.

Our business is affected by general business, economic and financial conditions. Such conditions may include interest rate fluctuations, volatility in foreign exchange rates, inflation, unemployment levels, bankruptcies, restructurings and mergers in the airline industry, volatile fuel costs, demand for passenger and cargo air travel, volatility in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of credit, investor and consumer confidence, global economic growth and the strength of local economies in which we operate. A downturn or volatility in such conditions may have a material adverse effect on financial condition, cash flows and financial results directly, or indirectly if our lessees’ ability to meet their financial and other obligations under our operating leases are adversely affected by such conditions.

Our business model depends on the continual leasing and re-leasing of our aircraft, and we may not be able to do so on favorable terms, which would negatively affect our financial condition, cash flows and financial results.

Our business model depends on the continual leasing and re-leasing of our aircraft in order to generate sufficient revenues to finance our growth and operations, pay our debt service obligations and generate cash flow. Our ability to lease and re-lease our aircraft will depend on general market and competitive conditions at the time the leases are entered into and expire. Our ability to lease and re-lease aircraft on favorable terms or without significant off-lease time and costs could be negatively affected by a number of factors, including those described in these “Risk Factors” and elsewhere in this Annual Report, and unanticipated risks, many of which are outside of our control. If we are unable to lease and re-lease our aircraft on favorable terms, our financial condition, cash flows and financial results would be negatively impacted.

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

The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are not under our control, including:

•	passenger air travel and air cargo demand;
•	geopolitical and other events, including war, acts of terrorism, civil unrest, outbreaks of epidemic diseases and natural disasters;
•	airline operating costs, including fuel costs;
•	general economic conditions affecting our lessees’ operations;
•	governmental regulation, including new airworthiness directives, statutory limits on age of aircraft, and restrictions in certain jurisdictions on the age of aircraft for import, climate change initiatives and environmental regulation, and other factors leading to obsolescence of aircraft models;

•	interest and foreign exchange rates;
•	airline restructurings and bankruptcies;
•	increased supply due to the sale of aircraft portfolios;
•	availability and cost of credit;
•	manufacturer production levels and technological innovation;
•	retirement and obsolescence of aircraft models;
•	manufacturers merging or exiting the industry or ceasing to produce aircraft or engine types;
•	accuracy of estimates relating to future supply and demand made by manufacturers and lessees;
•	reintroduction into service of aircraft or engines previously in storage; and
•	airport and air traffic control infrastructure constraints.

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

We will need additional capital to finance our growth and refinance our existing debt, and we may not be able to obtain it on acceptable terms, or at all, which may adversely affect our financial condition, cash flows and financial results, and inhibit our ability to grow and compete in the commercial aircraft leasing market.

Our ability to acquire additional aircraft and to refinance our existing debt depends to a significant degree on our ability to access debt and equity capital markets. Our access to capital markets will depend on a number of factors including our historical and expected performance, compliance with the terms of our debt agreements, general market conditions, interest rate fluctuations and the relative attractiveness of alternative investments. In addition, volatility or disruption in the capital markets or a downgrade in our credit ratings could cause lenders to be reluctant or unable to provide us with financing on terms acceptable to us, or to increase the costs of such financing. In December 2016, S&P Global Ratings lowered our corporate credit rating to “BB-” from “BB”, with a stable outlook, based on its reassessment of our credit profile under its new criteria for operating leasing companies.

We compete with other lessors and airlines when acquiring aircraft and our ability to grow our portfolio is dependent on our ability to access attractive financing. The terms of our debt facilities include significant restrictions on our ability to incur additional indebtedness. Depending on the terms of these facilities and market conditions at the time, we may have to rely more heavily on additional equity issuances, or on less efficient forms of debt financing that require a larger portion of our cash flows from operations, thereby reducing funds available for our operations, future business opportunities and other purposes. If we are unable to raise additional funds or obtain capital on attractive terms, our growth opportunities will be limited and our ability to refinance our existing debt could be adversely affected, any of which could have a material adverse effect on our financial condition, cash flows and financial results, and inhibit our ability to grow and compete in the commercial aircraft leasing market.

Our future growth and profitability will depend on our ability to acquire aircraft and make other strategic investments.

Growth through future acquisitions of additional commercial aircraft requires the availability of capital. Even if capital were available, the market for commercial aircraft is cyclical, sensitive to economic instability and extremely competitive, and we may encounter difficulties in acquiring aircraft on favorable terms, or at all. A significant increase in our cost to acquire aircraft may make it more difficult for us to make accretive acquisitions. Any acquisition of aircraft may not be profitable to us. In addition, acquisition of additional aircraft and other investments that we may make, may expose us to risks that may harm our business, financial condition, cash flows and financial results, including risks that we may:

•	impair our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions and investments;

•	significantly increase our interest expense and financial leverage to the extent we incur additional debt to finance acquisitions and investments;
•	incur or assume unanticipated liabilities, losses or costs associated with the aircraft that we acquire, or investments we may make; or
•	incur other significant charges, including asset impairment or restructuring charges.

We operate in a highly competitive market for investment opportunities in aircraft.

The leasing and remarketing of commercial jet aircraft is highly competitive. We compete with other aircraft leasing companies, including AerCap Holdings N.V., Air Lease Corp., Aircastle Limited, Aviation Capital Group, AWAS, Bank of China Aviation, Boeing Capital Corporation, Bohai Leasing (which, in 2016, acquired Avolon Holdings Limited, and has agreed to acquire CIT Aerospace), Castlelake, GE Commercial Aviation Services Limited (GECAS), ICBC Leasing, Intrepid Aviation Limited, Jackson Square Aviation, Macquarie Bank Limited, and SMBC Aviation Capital, among others. We also may encounter competition from other entities that selectively compete with us, including:

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

If we experience abnormally high maintenance or obsolescence issues with any aircraft that we acquire, our financial results, cash flows and liquidity could be materially and adversely affected.

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

In general, the costs of operating an aircraft, including maintenance expenses, increase with the age of the aircraft. Further, variable expenses like fuel, crew size or aging aircraft corrosion control or modification programs and related airworthiness directives could make the operation of older aircraft more costly to our lessees and may result in increased lessee defaults or renegotiation of lease terms. We also may incur some of these increased maintenance expenses and regulatory costs upon acquisition or re-leasing of our aircraft. Any of these expenses or costs would have a material and adverse impact on our financial results.

Unlike new aircraft, used aircraft typically do not carry warranties as to their condition. As a result, we may not be able to claim any warranty related expenses on used aircraft. Although we may inspect an existing aircraft and its documented maintenance, usage, lease and other records prior to acquisition, we may not discover all defects during an inspection. Repairs and maintenance costs for existing aircraft are difficult to predict and generally increase as aircraft age and can be adversely affected by prior use. These costs could have a material and adverse impact on our cash flows and our liquidity.

We may enter into strategic ventures which pose risks including a lack of complete control over the enterprise, and potential unforeseen risks, any of which may have a material adverse effect on our financial results and growth prospects.

We may occasionally enter into strategic ventures or investments with third parties. For example, we have a 57% investment in a joint venture that owns two Boeing 767-300 aircraft. We may have limited management rights in our strategic ventures and may not control decisions regarding the remarketing or sale of aircraft owned by these strategic ventures. If we are unable to resolve a dispute with a strategic partner that retains material managerial veto rights, we might reach an impasse that could require us to liquidate our investment at a time and in a manner that would result in our losing some or all of our original investment in the venture. These strategic ventures and investments also may subject us to unforeseen risks, including adverse tax consequences and additional reporting and compliance requirements. Any of these risks may have a material adverse effect on our financial results and growth prospects.

A new standard for lease accounting has been issued and we are currently evaluating its impact.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued its new lease standard, ASU 2016-02, Leases. Under the new standard, the accounting for leases by lessors would remain basically unchanged from the existing concepts in ASC 840, Leases. In addition, FASB has decided that lessors would be precluded from recognizing selling profit and revenue at lease commencement for any sales-type or direct finance lease that does not transfer control of the underlying asset to the lessee. We are currently evaluating the potential impact the adoption of the standard will have on our financial condition, financial results and cash flows. We plan to adopt the standard effective January 1, 2018.

We have entered into residual value guarantees that may require us to make significant cash disbursements, which would reduce our cash flows and may negatively impact our financial results.

During 2016, we entered into residual value guarantees (“RVGs”) in which we agreed to guarantee the residual value of certain wide-body aircraft leased to commercial airlines by third parties. In an RVG, the third-party lessor agrees to pay us an upfront fee in exchange for our commitment to purchase the aircraft for a specified price at the expiry of the lease term if the third-party lessor elects to exercise the guarantee. We may enter into additional RVGs, if we perceive the economic benefit of the upfront payment to exceed the risk of payout.

We continuously re-evaluate our risk related to the RVGs based on a number of factors, including the estimated future base value of the aircraft based on third-party appraisals and information on similar aircraft remarketing in the secondary market. Assuming that we were required to pay the full aggregate amount of our outstanding RVGs and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure as of December 31, 2016 would have been $82.5 million.

The RVGs contain covenants requiring us to post cash collateral as security for our obligations upon the occurrence of certain corporate events, including a change in control, a downgrade in our corporate family rating beyond a specified threshold, or a sale of all or substantially all of our assets. Assuming that we were required to post the full aggregate amount of the cash collateral at December 31, 2016, it would have been $23 million.

If we are required to pay amounts, or post cash collateral, under the RVGs, we may not have sufficient cash or other financial resources available to do so and may need to seek financing to fund these payments. Moreover, any unexpected decrease in the market value of the aircraft covered by RVGs would decrease our ability to recover the amounts payable to satisfy our obligations and cause us to incur additional charges to net income. We cannot assure you that the then-prevailing market conditions would allow us to lease the underlying aircraft at their anticipated fair values or in a timely manner. Honoring our RVGs could require us to make significant cash disbursements in a given year, which, in turn, would reduce our cash flow, and may negatively impact our financial results in that year.

Risks Relating to Our Aircraft Portfolio

Factors that increase the risk of decline in aircraft value and achievable lease rates could have an adverse effect on our financial results and growth prospects and on our ability to meet our debt obligations.

Aircraft values and achievable lease rates have from time to time experienced sharp decreases due to a number of factors including, but not limited to, decreases in passenger and air cargo demand, increases in fuel costs, government regulation and increases in interest rates. Operating leases place the risk of realization of residual values on aircraft lessors because only a portion of the equipment’s value is covered by contractual cash flows at lease inception. In addition to factors linked to the aviation industry generally, factors that may affect the value and achievable lease rates of our aircraft include:

•	the particular maintenance, damage and operating history of the airframes and engines;
•	the number of operators using a type of aircraft or engine;
•	whether an aircraft is subject to a lease and, if so, whether the lease terms are favorable to the lessor;
•	the age of our aircraft;
•	airworthiness directives and service bulletins;
•	aircraft noise and emission standards;
•	any tax, customs, regulatory and other legal requirements that must be satisfied when an aircraft is purchased, sold or re-leased;
•	compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type; and
•	decreases in the creditworthiness of our lessees.

Any decrease in the values of and achievable lease rates for commercial aircraft that may result from the above factors or other unanticipated factors may have a material adverse effect on our financial results and growth prospects and our ability to meet our debt obligations.

The advent of superior aircraft technology or the introduction of a new line of aircraft could cause our existing aircraft portfolio to become outdated and therefore less desirable, which could adversely affect our financial results and growth prospects.

As manufacturers introduce technological innovations and new types of aircraft, certain aircraft in our existing aircraft portfolio may become less desirable to potential lessees or purchasers. Such technological innovations may increase the rate of obsolescence of existing aircraft faster than currently anticipated by our management or accounted for in our accounting policy. For example, the Boeing 787 and the Airbus A350, which recently entered production, provide improved fuel consumption and operating economics as compared to earlier aircraft types. In addition, Airbus recently launched the A320neo family and Boeing plans to launch the 737 MAX family of aircraft in May 2017. These “next generation” narrow-body aircraft are expected to improve fuel consumption and to reduce noise, emissions and maintenance costs as compared to current models. In addition, Embraer, Bombardier Inc., Commercial Aircraft Corporation of China Ltd and Sukhoi Company (JSC) in Russia are developing aircraft models that will compete with existing Airbus and Boeing aircraft. It is not certain how these new aircraft offerings will impact the demand and liquidity of existing equipment. In addition, the imposition of more stringent noise or emissions standards may make certain of our aircraft less desirable and less valuable in the marketplace. Any of these risks could adversely affect our ability to lease or sell our aircraft on favorable terms or at all or our ability to charge rental amounts that we would otherwise seek to charge, all of which could have an adverse effect on our financial results and growth prospects.

Our operational costs will increase as our aircraft age.

As of December 31, 2016, the weighted average age of our aircraft was 6.2 years. In general, the cost of re-leasing an aircraft, including maintenance and modification expenditures, increases with the age of the aircraft. The costs of converting an aging passenger aircraft to a cargo aircraft are also substantial. The incurrence of these greater expenditures as our fleet ages could adversely affect our financial results and cash flow.

The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these particular types of aircraft occur.

As of December 31, 2016, our aircraft portfolio contained a mix of aircraft types, including Airbus A319 aircraft, A320 aircraft, A321 aircraft, A330 aircraft, and A340 aircraft, and Boeing 737 aircraft, Boeing 757 aircraft, Boeing 777 aircraft and Boeing 787 aircraft. 62% of these aircraft are single-aisle, narrow-body aircraft, and 38% of these aircraft are wide-body aircraft, as measured by net book value. Our business and financial results could be negatively affected if the market demand for any of these aircraft types (or other types that we acquire in the future) declines, if any of them is redesigned or replaced by its manufacturer. Out-of-production aircraft, such as the Boeing 757 and Airbus A340, current models of the A320 family, known as the CEO, and Boeing 737, known as Next Generation, may have shorter useful lives or lower residual values due to obsolescence. In addition, if any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value, and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may harm our business and financial results to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio.

Depreciation expenses could have a material adverse effect on our financial condition and financial results.

Our aircraft have finite economic lives. Over time, their values depreciate in the ordinary course, and their ability to generate earnings and cash flows for our business declines. If depreciated aircraft are not replaced with newer aircraft, our ability to generate earnings and cash to meet our debt service obligations will be reduced. In addition, we depreciate our aircraft for accounting purposes on a straight-line basis to the aircraft’s estimated residual value over its estimated useful life. If we dispose of an aircraft for a price that is less than its depreciated value, then we would be required to recognize a loss that would reduce our total assets and shareholders’ equity and negatively impact our financial results during the period. A reduction in our shareholders’ equity may negatively impact our ability to comply with covenants in certain of our debt facilities requiring us to maintain a minimum tangible net worth, and could result in an event of default under such facilities.

We have written down the value of some of our assets and we may be required to record further write-downs.

We test our assets for recoverability whenever events or changes in circumstances indicate that the carrying amounts for such assets are not recoverable from their expected, undiscounted cash flows. We also perform a fleet-wide recoverability assessment at least annually. This recoverability assessment is a comparison of the carrying value of each aircraft to its undiscounted expected future cash flows. We develop the assumptions used in the recoverability assessment, including those relating to current and future demand for each aircraft type, based on management's experience in the aircraft leasing industry as well as from information received from third party sources.

In the years ended December 31, 2016, 2015 and 2014, we recognized impairment charges of $96.1 million, $66.1 million and $1.2 million, respectively. The impairment charge in 2016 relates primarily to three wide-body aircraft, all of which are nearing the end of their useful lives. In the future, if expected cash flows related to any of our aircraft are adversely affected by factors including credit deterioration of a lessee, declines in rental rates, shortened economic life, residual value risk and other market conditions, then we may be required to recognize additional impairment charges that would reduce our net earnings or increase our net losses. For example, as aircraft approach the end of their economic useful lives, their carrying values may be more susceptible to non-recoverable declines in value because such assets will have a shorter opportunity in which to benefit from a market recovery.

Our financial performance depends partly on our ability to regularly sell aircraft, and we may not be able to do so on favorable terms, or at all.

Our financial performance depends partly on our ability to regularly sell aircraft profitably. When we decide to dispose of an aircraft, BBAM, as our servicer, will arrange the disposition pursuant to the terms of the relevant servicing agreement. In doing so, BBAM will compete with other aircraft leasing companies, as well as with other types of entities with which we compete. Our ability to sell our aircraft profitably, or at all, will depend on conditions in the airline industry and general market and competitive conditions at the time we seek to sell. In addition, our ability to sell our aircraft will be affected by the maintenance, damage and operating history of the aircraft and its engines. Failure to sell aircraft regularly and profitably could have a material adverse effect on our financial condition, cash flows and financial results.

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

If our lessees fail to fulfill their financial obligations, liens may attach to our aircraft. In some jurisdictions, aircraft liens or separate engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft (or, if applicable, the engines separately). We cannot assure you that the lessees will comply with their obligations under the leases to discharge liens arising during the terms of the leases. We may, in some cases, find it necessary to pay the claims secured by such liens in order to repossess or sell the aircraft or obtain the aircraft or engines from a creditor thereof. These payments, and associated legal and other expenses, would be required expenses for us, and would negatively impact our cash flows and financial results.

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

An aircraft cannot be registered in two countries at the same time. Before an aviation authority will register an aircraft that has previously been registered in another country, it must receive confirmation that the aircraft has been deregistered by that country’s aviation authority. In order to deregister an aircraft, the lessee must comply with applicable laws and regulations, and the relevant governmental authority must enforce these laws and regulations. Failure by lessees and governmental authorities to comply with or enforce deregistration requirements in the jurisdictions in which they operate could impair our ability to repossess, re-lease or sell our aircraft, and cause us to incur associated legal and other expenses, which would negatively impact our cash flows and financial results.

Risks Relating to Our Leases

We will need to re-lease or sell aircraft as leases expire to continue to generate sufficient funds to meet our debt obligations and finance our growth and operations. We may not be able to re-lease or sell aircraft on favorable terms, or at all.

Our business strategy entails the need to re-lease aircraft as our current leases expire to generate sufficient revenues to meet our debt obligations and finance our growth and operations. The ability to re-lease aircraft depends on general market and competitive conditions. If we are not able to re-lease an aircraft or to do so on favorable terms, we may be required to attempt to sell the aircraft to provide funds for our debt service obligations or to otherwise finance our operations. Our ability to re-lease or sell aircraft on favorable terms or without significant off-lease time and transition costs could be adversely affected by general business, economic and financial conditions, market conditions in the airline industry, airline bankruptcies, restructurings and mergers, the effects of terrorism and war, the sale of other aircraft by financial institutions or other factors.

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

We expect that some lessees may encounter financial difficulties or suffer liquidity problems and, as a result, will struggle to make lease payments under our operating leases. We further expect that lessees experiencing financial difficulties may seek a reduction in their lease rates or other concessions in lease terms. We could experience increased delinquencies, particularly in any future downturns in the airline industry, which could worsen the financial condition and liquidity problems of these lessees. In addition, many airlines are exposed to currency risk due to the fact that they earn revenues in their local currencies and certain of their liabilities and expenses are denominated in U.S. dollars, including lease payments to us. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flows and may adversely affect our ability to make payments on our indebtedness.

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

If our lessees encounter financial difficulties and we decide to restructure our leases with those lessees, this could result in less favorable leases, significant reductions in our cash flow and adversely affect our ability to meet our debt obligations.

We have restructured leases when lessees are late in making payments, fail to make required payments or have otherwise advised us that they expect to default in making required payments. A lease restructuring can involve a rescheduling of payments or even termination of a lease without receiving all or any of the past-due or deferred amounts. The terms and conditions of possible lease restructurings could result in a significant reduction of lease revenue which would have an adverse impact on our cash flows and adversely affect our ability to meet our debt obligations. We may receive more requests for lease restructurings if any of our lessees should experience financial difficulties in the future.

Lease defaults could result in significant expenses and loss of revenues.

In 2016, no leases were terminated prior to their expiration dates. However, in previous years we have experienced, and may in the future experience, lessee defaults. Repossession, re-registration and flight and export permissions after a lessee default typically result in greater costs than those incurred when an aircraft is redelivered at the end of a lease. These costs may include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of an aircraft which could be significant, particularly if the lessee is contesting the proceedings or is in bankruptcy. Delays resulting from repossession proceedings also would increase the period of time during which an aircraft does not generate lease revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in a condition suitable for re-lease or sale. We may incur storage costs associated with any aircraft that we repossess and are unable to immediately place with another lessee. In addition, it may be necessary to pay off liens, taxes and governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including liens that a defaulting lessee may have incurred in connection with the operation of its other aircraft.

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

If we repossess an aircraft, we may not be able to export or deregister and profitably redeploy the aircraft. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which an aircraft is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist deregistration. Significant costs may also be incurred in retrieving or recreating aircraft records required for registration of the aircraft and obtaining a certificate of airworthiness for the aircraft or engine. In addition, we may not be able to re-lease a repossessed aircraft at a similar lease rate.

Lessee defaults and related expenses could result in significant expenses and loss of revenues, which may materially and adversely affect our financial condition, cash flows and financial results.

Our lessees’ failure to comply with their maintenance obligations on our aircraft could significantly harm our financial condition, cash flows and financial results.

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

Failure by a lessee to maintain an aircraft would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft to an acceptable condition prior to re-leasing or sale. Even if we are entitled to receive maintenance payments, these payments may not cover the entire cost of actual maintenance required. If we are unable to re-lease an aircraft when it comes off-lease because we need to make repairs or conduct maintenance, we may realize a substantial loss of cash flow without any corresponding decrease in our debt service obligations with respect to that aircraft. Any failure by our lessees to maintain our aircraft may materially adversely affect our financial condition, cash flows and financial results.

Failure to pay other operating costs could result in the grounding of our aircraft and prevent the re-lease, sale or other use of our aircraft, which would negatively affect our financial condition, cash flows and financial results.

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

The failure to pay some of these costs can result in liens on the aircraft or a loss of insurance. Any of these events could result in the grounding of the aircraft and prevent the re-lease, sale or other use of the aircraft until such default is cured, which would negatively affect our financial condition, cash flows and financial results.

Our lessees may have inadequate insurance coverage or fail to fulfill their respective indemnity obligations, which could result in us not being covered for claims asserted against us and may negatively affect our business, financial condition and financial results.

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

We cannot assure you that the insurance maintained by our lessees will be sufficient to cover all types of claims that may be asserted against us. Any inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations, as well as the lack of available insurance, could reduce the proceeds upon an event of loss and could subject us to uninsured liabilities, either of which could adversely affect our business, financial condition and financial results.

Failure to obtain certain required licenses, consents and approvals could negatively affect our ability to re-lease or sell aircraft, which would negatively affect our business, financial condition and financial results.

Aircraft leases often require specific licenses, consents or approvals. These include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft. Subsequent changes in applicable law or administrative practice may increase or otherwise modify these requirements. In addition, a governmental consent, once given, might be withdrawn. Any of these events could adversely affect our ability to re-lease or sell aircraft, which would negatively affect our business, financial condition and financial results.

Some of our leases may provide our lessees with early termination options.

As of December 31, 2016, none of our leases provided early termination options. However, we have entered into leases providing early termination options in the past, and we may enter into such leases again in the future. If any lease is terminated early at a time when we could not re-lease the aircraft at rates at least as favorable to us as the terminated lease, our financial condition, cash flows and financial results could be adversely affected.

Risks associated with the concentration of our lessees in certain geographical regions could harm our business.

In addition to global economic conditions, our business is exposed to local economic and political conditions that can influence the performance of lessees located in a particular region. Such conditions can be adverse to us, and may include regional recession and financial or political emergencies, additional regulation or, in extreme cases, seizure of our aircraft. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions. In the year ended December 31, 2016, we had our largest concentration of total revenues in Asia and the South Pacific (38%), followed by Europe (34%), the Middle East and Africa (12%), North America (10%), and Mexico, South and Central America (6%). Severe recession in any of these regions, or the inability to resolve financial or political emergencies in any particular region where we have many customers, could result in additional failures of airlines and could have a material adverse effect on our business, financial condition and financial results.

The risks associated with the geographical concentration of our lessees may become exacerbated as our aircraft are re-leased to lessees or subleased to sublessees in other regions or as we acquire additional aircraft.

We derived approximately 65% of our total revenues for the year ended December 31, 2016 from airlines in emerging markets. Emerging markets have less developed economies and infrastructure and are often more vulnerable to business and political disturbances. The emerging markets in which our lessees were based have included Brazil, Chile, China, the Czech Republic, Ethiopia, India, Indonesia, Malaysia, Mexico, Moldova, the Philippines, Russia, Thailand, Turkey, the United Arab Emirates and Vietnam. These countries may experience significant fluctuations in GDP, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of unexpected taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability may adversely affect our ownership interest in aircraft or the ability of lessees which operate in these markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For example, certain countries may not have fully implemented the Cape Town Convention on International Interests in Mobile Equipment, a treaty that, among other things, established international standards for the registration, protection and enforcement of lessors’ and financiers’ rights in aircraft. These matters may not be resolved on terms favorable to us, or in a timely fashion.

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

Fuel costs represent a major expense to airlines, significantly impacting the profitability of the airline industry and our lessees’ operating results. Fuel prices fluctuate widely, driven primarily by international market conditions, geopolitical and environmental events, regulatory changes and currency exchange rates. In recent years, fuel prices have been volatile, increasing and decreasing rapidly due to factors outside of airlines’ control.

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

Consequently, these conditions may (i) affect our lessees’ ability to make rental and other lease payments; (ii) result in lease restructurings and aircraft repossessions; (iii) impair our ability to re-lease or dispose the aircraft on a timely basis at favorable rates; and (iv) reduce the proceeds received for the aircraft upon any disposition. Any of these results could have a material adverse effect on our business, financial condition and financial results.

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

Each lessee generally is responsible for complying with airworthiness directives with respect to its aircraft and is required to maintain the aircraft’s airworthiness. To the extent that a lessee fails to comply with airworthiness directives required to maintain its certificate of airworthiness or other manufacturer requirements in respect of an aircraft or if the aircraft is not currently subject to a lease, we may have to bear the cost of such compliance. Under many leases, we have agreed to share with our lessees the cost of obligations under airworthiness directives (or similar requirements). These expenditures can be substantial and, to the extent we are required to pay them, our financial condition and cash flows could be materially and adversely affected.

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

Jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization (“ICAO”) adopted set of standards for noise levels which applies to engines manufactured or certified on or after January 1, 2006. Currently, U.S. regulations do not require any phase-out of aircraft that qualify with the older standards applicable to engines manufactured or certified prior to January 1, 2006, but the European Union imposes operating limitations on aircraft that do not comply with the new standards and incorporates aviation-related emissions into the European Union’s Emissions Trading Scheme (“ETS”). ICAO has also adopted new, more stringent noise level standards to apply to new airplane type design with a maximum certificated takeoff weight of 55,000 kg or more on or after December 31, 2017; or with maximum certificated takeoff weight of less than 55,000 kg on or after December 31, 2020. On January 14, 2016, the U.S. proposed noise regulations to harmonize with the new ICAO standards.

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

In addition, compliance with current or future regulations, taxes or duties imposed to deal with environmental concerns could cause lessees to incur higher costs and lead to higher ticket prices, which could mean lower demand for travel, thereby generating lower net revenues and resulting in an adverse impact on the financial condition of our lessees. For example, the United Kingdom doubled its air passenger duties, effective February 1, 2007, in recognition of the environmental costs of air travel. Similar measures may be implemented in other jurisdictions as a result of environmental concerns. Compliance may affect the lessees’ ability to make rental and other lease payments and reduce the value received for the aircraft upon any disposition, which could have an adverse effect on our financial position, cash flows and financial results.

If the effects of terrorist attacks and geopolitical conditions adversely impact the financial condition of the airlines, our lessees might not be able to meet their lease payment obligations, which would have an adverse effect on our financial results and growth prospects.

War, armed hostilities or terrorist attacks, or the fear of such events, could decrease demand for air travel or increase the operating costs of our customers. The situations in Iraq, Afghanistan, Syria, North Africa and Ukraine remain unsettled, and other international incidents, such as as terrorist attacks in Belgium, France and Turkey, tension over North Korea’s nuclear program and territorial disputes in East Asia, may lead to regional or broader international instability. Future terrorist attacks, war or armed hostilities, large protests or government instability, or the fear of such events, could further negatively impact the airline industry and may have an adverse effect on the financial condition and liquidity of our lessees, aircraft values and rental rates and may lead to lease restructurings or aircraft repossessions, all of which could adversely affect our financial results and growth prospects.

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

Epidemic diseases, severe weather conditions, natural disasters or their perceived effects may negatively impact the airline industry and our lessees’ ability to meet their lease payment obligations to us, which, in turn, could have an adverse effect on our financial results and growth prospects.

Over the past several years, there have been outbreaks of epidemic diseases, such as Ebola virus disease and Zika virus disease. If an outbreak of epidemic diseases were to occur, numerous responses, including travel restrictions, might be necessary to combat the spread of the disease. Even if restrictions are not implemented, it is likely that passengers would voluntarily choose to reduce travel. Outbreaks of epidemic diseases, or the fear of such events, could result in travel bans or could have an adverse effect on our financial results. Similarly, demand for air travel or the inability of airlines to operate to or from certain regions due to severe weather conditions or natural disasters, such as floods, earthquakes or volcanic eruptions, could have an adverse effect on our lessees’ ability to make their lease payment obligations to us, which could negatively impact our financial results and growth prospects.

We are subject to various risks and requirements associated with transacting business in multiple countries which could have a material adverse effect on our business, financial condition and financial results.

Our international operations expose us to trade and economic sanctions and other restrictions imposed by the United States, the European Union (the “EU”) and other governments or organizations. The U.S. Departments of Justice, Commerce, State and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the Foreign Corrupt Practices Act (“FCPA”), and other federal statutes and regulations, including those established by the Office of Foreign Assets Control (“OFAC”). In addition, the U.K. Bribery Act of 2010 (the “Bribery Act”) prohibits both domestic and international bribery, as well as bribery across both private and public sectors. An organization that “fails to prevent bribery” by anyone associated with the organization can be charged under the Bribery Act unless the organization can establish the defense of having implemented “adequate procedures” to prevent bribery. Under these laws and regulations, various government agencies may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries or with sanctioned persons or entities, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of these laws or regulations could adversely impact our business, financial condition and financial results.

The European Union and the United States have imposed sanctions on Russia and certain businesses, sectors and individuals in Russia, including the airline industry. The European Union and the United States have also suspended the granting of certain types of export licenses to Russia. Russia has imposed its own sanctions on certain individuals in the United States and may impose other sanctions on the United States and the European Union and/or certain businesses or individuals from these regions. We cannot assure you that the current sanctions or any further sanctions imposed by the European Union, the United States or other international interests will not materially adversely affect our business, financial condition and financial results.

In 2016, the United States and European Union lifted certain nuclear-related secondary sanctions as provided by the Joint Comprehensive Plan of Action (“JCPOA”) with Iran. Among other things, the sale or lease of civil passenger aircraft to most Iranian airlines is now permitted, subject to receipt of an appropriate license. Transactions with sanctioned individuals and entities, including aircraft sale and lease transactions with such persons, remain prohibited, and the United States retains the authority to revoke the sanctions relief provided by the JCPOA if Iran fails to meet its commitments thereunder. While we do not currently do business in Iran or with Iranian airlines, we may seek to do so in the future in compliance with applicable laws and regulations.

We and our Manager have implemented and maintain policies and procedures designed to ensure compliance with FCPA, OFAC, the Bribery Act and other export control, anti-corruption, anti-terrorism and anti-money laundering laws and regulations. We cannot assure you, however, that our directors, officers, consultants and agents will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners will not engage in conduct which could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Moreover, while we believe that we have been in compliance with all applicable sanctions laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to change. Violations of FCPA, OFAC, the Bribery Act and other export control, anti-corruption, anti-terrorism and anti-money laundering laws and regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, financial condition and financial results.

Uncertainty in the global geopolitical landscape following the change of presidential administration in the United States could have a negative impact on the airline industry.

There is uncertainty regarding the policies and positions the United States will adopt following the change of presidential administration in the United States. This uncertainty includes the future of existing treaties and trade relationships, financial regulation, relationships with other countries, U.S. domestic manufacturing and environmental regulation. This uncertainty may adversely impact (i) air cargo demand and passenger air travel, (ii) manufacturing of airframes, engines and other related components, (iii) global stock markets (including the New York Stock Exchange, on which our shares are traded), and (iv) general global economic conditions. All of these factors are outside of our control, but may nonetheless impact the airline industry and could have an adverse effect on our business, financial condition and financial results.

Economic conditions and regulatory changes resulting from the United Kingdom’s likely exit from the European Union, the change of presidential administration in the United States, and the outcome of elections across the European Union in 2017, could have an adverse effect on our business, financial condition and financial results.

Following a referendum in June 2016 in which voters in the United Kingdom (the “UK”) approved an exit from the European Union (the “EU”), it is expected that the UK government will initiate a process to leave the EU (“Brexit”). While the referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the UK government formally initiates the withdrawal process, the referendum has created significant uncertainty, in particular as to the trade and travel agreements that may be made between the UK and the EU. In the United States, the new presidential administration and Congress could make significant changes in, or create uncertainty regarding, governmental policies, the regulatory environment and many other areas that could impact us, including but not limited to changes to existing trade agreements, import and export regulations, immigration, tariffs and customs duties, tax regulations, environmental regulations and other areas that become subject to significant changes. In the EU, several countries will hold general and/or presidential elections in 2017, including France, Germany, the Netherlands, and possibly Italy, and the outcome of these elections could create significant changes in, or create uncertainty regarding, laws, regulations and policies affecting our business.

Adverse consequences, such as instability in financial markets, deterioration in economic conditions, volatility in currency exchange rates or adverse changes in regulation of the aviation industry or bilateral agreements governing air travel, could negatively affect our financial condition, cash flows and financial results. These impacts may include increased costs of financing; downward pressure on demand for our aircraft and reduced market lease rates and lease margins; and a higher incidence, in the UK in particular and the EU generally, of lessee defaults or other events resulting in our lessees’ failing to perform under our lease agreements. In the year ended December 31, 2016, we had our second largest concentration of total revenues from Europe and consequently any of the effects of Brexit as described above, and others that we may not be able to anticipate, could negatively impact our business, financial condition and financial results.

Changes to the global trade regime could have an adverse effect on the airline industry, our lessees and, in turn, our business, financial condition and financial results.

Changes to the global trade regime following political events, such as the Brexit vote in the UK, the 2016 United States presidential election, and the 2017 EU elections, may adversely impact our financial condition. As the UK renegotiates its economic and political relationship with the EU, there is a risk that such discussions could disrupt the free movement of goods, services and people between the UK and the EU. In the United States and the EU, opposition to free trade agreements and the free movement of people have been significant issues in recent and upcoming elections. Increased restrictions on global trade and international travel may reduce the demand for air cargo and passenger air travel, which could have an adverse effect on the airline industry and on our lessees’ ability to make their lease payment obligations to us, which, in turn, would negatively impact our business, financial condition and financial results.

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

Conflicts of interest will arise between us and BBAM LP with respect to our operations and business opportunities. BBAM LP acquires, manages and remarkets aircraft for lease or sale for us and for other entities, including entities in which the owners of BBAM LP, Summit Aviation Partners LLC and its affiliates (“Summit”) and Onex Corporation and its affiliates (“Onex”), may have an economic interest. We may compete directly with such other managed entities for investment opportunities. For example, BBAM performs aircraft acquisition, disposition and management services pursuant to a joint marketing agreement with Nomura Babcock & Brown Co., Ltd, referred to as NBB. BBAM has arranged a significant number of aircraft acquisitions and dispositions pursuant to the NBB arrangement. We expect that BBAM will continue to arrange acquisition and disposition opportunities with NBB and that we may compete with NBB for such opportunities. A conflict of interest will arise if BBAM identifies an aircraft acquisition opportunity that would meet our investment objectives as well as those of NBB or any other entity managed by BBAM. BBAM and Onex also may participate in other ventures that acquire and lease commercial jet aircraft. We do not have any exclusive right to participate in aircraft acquisition opportunities originated or identified by BBAM. Under our agreements with BBAM LP, our Manager has agreed to act in the best interests of our shareholders. However, neither BBAM nor any other BBAM LP affiliate will be restricted from pursuing, or offering to a third party, including NBB, Onex or any other party managed by, or otherwise affiliated or associated with BBAM LP, any investment or disposal opportunity or will be required to establish any investment protocol in relation to prioritization of any investment or disposal opportunity. We may purchase aircraft from, or sell aircraft to, entities managed by BBAM, or entities in which Summit or Onex has an ownership interest. Although such purchases will require approval by our independent directors, the pricing and other terms of these transactions may be less advantageous to us than if they had been the result of transactions among unaffiliated third parties.

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

Under the terms of our servicing agreements, we are not entitled to be informed of all conflicts of interest involving BBAM and are limited in our right to replace BBAM because of conflicts of interest. Any replacement

Servicer may not provide the same quality of service or may not afford us terms as favorable as the terms currently offered by BBAM. If BBAM, as the servicer, makes a decision that is adverse to our interests, our business, financial condition, financial results and cash flows could suffer. See “Even if we were to become dissatisfied with BBAM LP’s performance, there are only limited circumstances under which we are able to terminate our management and servicing agreements and we may not terminate certain of our servicing agreements without the prior written consent of third parties, including insurance policy provider or lenders.”

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

Under certain circumstances the provider of the financial guaranty insurance policy with respect to the notes issued by B&B Air Funding (the “Securitization Notes”), and certain of our lenders may have the right to terminate BBAM as the servicer for certain of our aircraft without our consent and may terminate the Servicer at a time which may be disadvantageous to us.

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

Risks Related to Our Indebtedness

We have substantial indebtedness that imposes constraints on our operations.

The terms of our debt facilities subject us to certain risks and operational restrictions, including:

•	most of the aircraft and related leases in our portfolio secure debt obligations, the terms of which restrict our ability to sell aircraft and require us to use proceeds from sales of aircraft, in part, to repay outstanding debt;

•	we are required to dedicate a significant portion of our cash flows from operations to debt service payments, thereby reducing the amount of our cash flows available to fund working capital, make capital expenditures and satisfy other needs;
•	restrictions on our subsidiaries’ ability to distribute excess cash flows to us under certain circumstances;
•	lessee, geographical and other concentration requirements limit our flexibility in leasing our aircraft;
•	requirements to obtain the consent of third parties including lenders, the insurance policy provider and rating agency confirmations for certain actions; and
•	restrictions on our subsidiaries’ ability to incur additional debt, create liens on assets, sell assets, make freighter conversions and make certain investments or capital expenditures.

For example, B&B Air Funding is required to apply all of its available cash flow, after payment of certain expenses (including interest), to repay the principal on the Securitization Notes, and the cash flow from the aircraft in the B&B Air Funding portfolio is not available to us. We also have a debt facility provided by Norddeutsche Landesbank Gironzentrale (“Nord LB Facility”). Substantially all cash flows associated with these aircraft, after payment of certain expenses, is applied to payment of interest and principal and therefore is not available for distribution to us.

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

We and our subsidiaries have a significant amount of indebtedness. As of December 31, 2016, our total consolidated indebtedness, net of unamortized debt discounts and loan costs, was $2.5 billion.

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

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and financial results and our ability to satisfy our obligations.

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

As of December 31, 2016, we had total debt, net of unamortized debt discounts and loan costs, of $2.5 billion. Of this amount, $769.4 million was non-recourse to Fly, except for certain limited obligations which typically include reimbursement for certain expenses and costs incurred by the lenders. These non-recourse loans may be provided through loan facilities that are typically cross-collateralized and contain cross-default provisions against all of the loans advanced within each facility, as well as through individual loans against individual aircraft. As of December 31, 2016, we had the following non-recourse debt facilities that provided financing against multiple aircraft:

Facility (1)	Amount Outstanding at December 31, 2016 (2)	Number of Aircraft Financed	Maturity Date
Securitization Notes	$139.7 million	9	November 2033
Nord LB Facility	$171.5 million	6	November 2018
(1)	Excludes $471.2 million outstanding for seven aircraft financed by individual non-recourse loans.
(2)	Excludes unamortized debt discounts and loan costs.

The maturity dates for non-recourse loans range from November 2018 to November 2033. In general, upon a default on a non-recourse loan, the lenders will have the ability to foreclose upon any or all available collateral (including aircraft, leases and shares of aircraft-owning and/or aircraft-leasing special purposes entities) to satisfy amounts due under the loan. However, the lenders cannot make a claim against us for payment of these outstanding obligations, except for the limited payment obligations described above. The non-recourse nature of these loans means that we may decide, for economic reasons, to default on a non-recourse loan if and when we believe that the aircraft and other assets securing such loan are worth less than the amount outstanding under the loan. Although the direct financial impact to us under such a default on a non-recourse loan is limited, these defaults may impact our reputation as a borrower and impair our ability to secure future borrowings, which could have a material adverse impact on our ability to grow our aircraft portfolio and earnings.

We have a significant amount of recourse debt outstanding, including debt of our subsidiaries that we have guaranteed.

We had $1.8 billion of recourse debt outstanding as of December 31, 2016, including debt of our subsidiaries that we have guaranteed. We expect to incur additional recourse indebtedness in the future. Although these recourse loans may be secured by aircraft and their associated leases, we have guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flows to meet required debt payments. In this case, we will be required to make payments from our unrestricted cash, which could have a materially adverse impact on our ability to grow through future acquisitions of aircraft. In addition, the Term Loan, the CBA Facility, the Fly Acquisition III Facility, our 2020 Notes and 2021 Notes, and certain of our other recourse indebtedness contain cross-default provisions to other recourse indebtedness which if triggered could significantly increase the amount of indebtedness which is payable by us at the time of the cross-default.

We are a holding company and currently rely on our subsidiaries to provide us with funds necessary to meet our financial obligations.

We are a holding company and our principal assets are the equity interests we hold in our subsidiaries, which own either directly or indirectly through their subsidiaries, the aircraft in our portfolio. As a result, we depend on dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations. Our existing subsidiaries are legally distinct from us and may be significantly restricted from paying dividends or otherwise making funds available to us pursuant to the agreements governing their financing arrangements. If we are unable to comply with the covenants contained in these agreements, then the amounts outstanding under these debt facilities may become immediately due and payable, cash generated by aircraft financed through these facilities may be unavailable to us and/or we may be unable to draw additional amounts under these facilities. The events that could cause some of our subsidiaries to be noncompliant under their loan agreements, such as a lessee default, may be beyond our control, but they nevertheless could have a substantial adverse impact on the amount of our cash flows available to fund working capital, make capital expenditures and satisfy other cash needs. For a description of the operating and financial restrictions in our debt facilities, see the section titled “Operating and Financial Review and Prospects—Financing.”

We are subject to interest rate risk.

Certain of our debt facilities have floating interest rates, creating the risk of an increase in interest rates and the risk that cash flows may be insufficient to make scheduled interest payments if interest rates were to increase. To limit this risk, we have entered into interest rate swap contracts with one or more counterparties. We remain exposed, however, to changes in interest rates to the extent that our interest rate swap contracts are not correlated to our financial liabilities. In addition, if any counterparty were to default on its obligations, then a mismatch in the floating rate interest obligations and fixed rate lease payments may arise, which could impair our ability to meet our financial obligations. If any of our interest rate swap contracts were terminated early, we could be obligated to make a material payment to our counterparties.

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

The determination whether or not we (or any of our subsidiaries) is a PFIC is a factual determination that is made annually based on the types of income we (or any of our subsidiaries) earn and the value of our (or our subsidiaries’) assets, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we (or any of our subsidiaries) will or will not be considered a PFIC in the current or future years or that the IRS will agree with our conclusion regarding our (or our subsidiaries’) PFIC status. Investors should consult with their own tax advisors about the PFIC rules, including the advisability of making a QEF election or the mark-to-market election. (See Item 10, “Additional Information — Taxation — U.S. Federal Income Tax Considerations”).

We may face increased tax costs.

We and our subsidiaries could face increased tax costs for various reasons, including our failure to qualify for treaty benefits under the Irish Treaty, the assertion of a permanent establishment within the United States, or the deduction of withholding taxes from rent payments. Any increase in our tax costs, directly or indirectly, would adversely affect our net income and cash flows.

Because Ireland does not have tax treaties with all jurisdictions, we may find it necessary to establish subsidiaries in other jurisdictions to lease or sublease aircraft to customers in those jurisdictions. Such subsidiaries may be subject to taxation in the jurisdictions in which they are organized, which would reduce our net income and have an adverse impact on our cash flows. In addition, any increase in Irish corporate tax rates could have an adverse impact on us.

With the finalization of the Base Erosion and Profit Shifting Project undertaken by the Organization for Economic Development and Cooperation (the “OECD”), the OECD has published final reports outlining a set of consensus actions aimed at restructuring the taxation scheme currently affecting multinational entities (the “Actions”). Many OECD countries have acknowledged their intent to implement the Actions and update their local tax regulations. The extent (if any) to which countries in which we operate adopt and implement the Actions could affect our effective tax rate and our future results from our operations.

Depending upon how these schemes are implemented by participating and non-participating countries, it could result in certain countries asserting that we have a permanent establishment in a country other than Ireland and that income is sourced to a country other than Ireland, where the tax rate and capital recovery mechanisms are different from Ireland. It is also possible that multiple jurisdictions will seek to source in their country income claimed by another jurisdiction.

The tax rate applicable to us would be higher than we expect if we were considered not to be carrying on a trade in Ireland for the purposes of Irish law.

We are subject to Irish corporation tax on our net trading income at the rate of 12.5%. Under Irish tax law, non-trading income is taxed at the rate of 25% and capital gains are taxed at the rate of 33%. We believe that we carry on sufficient activity in Ireland, directly through our board of directors and indirectly through the services of our Manager, BBAM LP and our Servicer, so as to be treated as carrying on a trade in Ireland for the purposes of Irish tax law. If we or any of our Irish tax-resident subsidiaries were considered not to be carrying on a trade in Ireland, we or they may be subject to additional Irish tax liabilities. The application of a higher tax rate (25% instead of 12.5%) on taxable income could negatively impact our cash flows. In addition, we cannot assure you that the 12.5% tax rate applicable to trading income, the 33% tax rate applicable to capital gains or the 25% tax rate applicable to non-trading income will not be changed in the future.

Risks Related to the Ownership of Our Shares

The price of our shares has been volatile. This volatility may negatively affect the price of our shares.

Our shares have experienced substantial price volatility. This volatility may negatively affect the price of our shares at any point in time. Our share price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including:

•	announcements concerning our competitors, the airline industry or the economy in general;
•	announcements concerning the availability of the type of aircraft we own;
•	general and industry-specific economic conditions;
•	changes in the price of aircraft fuel;
•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;
•	any increased indebtedness we may incur in the future;
•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;
•	changes or proposed changes in laws or regulations affecting the airline industry or enforcement of these laws and regulations, or announcements relating to these matters; and
•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which our lessees are located.

Broad market and industry factors may decrease the market price of our shares, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including periods of sharp decline. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

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

Future offerings of debt or equity securities by us may adversely affect the market price of our shares.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional common shares or offering debt or additional equity securities, including commercial paper, medium-term notes, senior or subordinated notes or preference shares. Issuing additional common shares or other additional equity offerings may dilute the economic and voting rights of our existing shareholders or reduce the market price of our common shares, or both. Upon liquidation, holders of such debt securities and preference shares, if issued, and lenders with respect to other borrowings, would receive a distribution of our available assets prior to the holders of our common shares. Preference shares, if issued, may have rights, preferences or privileges senior to existing shareholders, including with respect to liquidating distributions, dividend payments or share repurchases. Because our bye-laws permit the issuance of common and preference shares, if our board of directors approves the issuance of such shares in a future financing transaction, our existing shareholders will not have the ability to approve such a transaction. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common shares bear the risk of our future offerings reducing the market price of our common shares and diluting their share holdings in us.

ITEM 4.	INFORMATION ON THE COMPANY

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Although we are organized under the laws of Bermuda, we are resident in Ireland for Irish tax purposes and thus are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. Our principal executive offices are located at West Pier Business Campus, Dun Laoghaire, County Dublin, A96 N6T7, Ireland. Our telephone number at that address is +353-1-231-1900. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Our web address is: www.flyleasing.com. The information contained on or connected to our website is not incorporated by reference into this Annual Report on Form 20-F and should not be considered part of this or any other report filed with the SEC.

Our Relationship with BBAM

BBAM is a leading commercial jet aircraft servicer. BBAM and its affiliates assist us in acquiring, leasing, remarketing and selling aircraft, manage our day-to-day operations and affairs and act as Servicer for our portfolio of aircraft and related leases.

We engage BBAM and its affiliates as Manager of our company and Servicer for our aircraft portfolio under management and servicing agreements. Our Manager manages our company under the direction of its chief executive officer and chief financial officer, who are exclusively dedicated to our business. BBAM assists us in acquiring and disposing of our aircraft, marketing our aircraft for lease and re-lease, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees. BBAM is among the largest aircraft leasing companies in the world, as measured by the number of aircraft it owns and manages.

As of February 28, 2017, the owners of BBAM LP, Summit and Onex, beneficially owned an aggregate of 4,186,632 of our common shares in the form of ADSs, 2,191,060 of which are subject to lock-up provisions.

Our Aircraft Portfolio

As of December 31, 2016, we had 76 aircraft in our portfolio, of which 75 were held for operating lease and one was recorded as an investment in finance lease. Our portfolio was comprised of 65 narrow-body passenger aircraft (including one freighter) and 11 wide-body passenger aircraft (including two freighters).

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

As of December 31, 2016, we had 47 Boeing aircraft and 29 Airbus aircraft in our portfolio. These aircraft were manufactured between 1990 and 2016 and had a weighted average age of 6.2 years as of December 31, 2016. We estimate that the useful life of our aircraft is generally 25 years from the date of manufacture. In the case of a freighter, the remaining useful life is determined based on the date of conversion and in such case, the total useful life may extend beyond 25 years from the date of manufacture.

The following table presents the aircraft in our portfolio as of December 31, 2016:

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
1.	Aeromexico	B737-700	Narrow-body	2006
2.	Aeromexico	B737-700	Narrow-body	2005
3.	Aeromexico	B737-700	Narrow-body	2005
4.	Air Berlin	A321-200	Narrow-body	2015
5.	Air Berlin	A330-200	Wide-body	2001
6.	Air China	B737-800	Narrow-body	2007
7.	Air India	B787-8	Wide-body	2015
8.	Air India	B787-8	Wide-body	2014
9.	Air India	B787-8	Wide-body	2014
10.	Air Moldova	A319-100	Narrow-body	2006
11.	American Airlines	B737-800	Narrow-body	2013
12.	Chang’An Airlines	B737-800	Narrow-body	2006
13.	Eastern Airlines	B737-800	Narrow-body	2006
14.	easyJet	A319-100	Narrow-body	2007
15.	easyJet	A319-100	Narrow-body	2004
16.	easyJet	A319-100	Narrow-body	2004
17.	Ethiopian Airlines	B777-200LRF (1)	Wide-body	2015
18.	Ethiopian Airlines	B777-200LRF (1)	Wide-body	2015
19.	Finnair (2)	A320-200	Narrow-body	2003
20.	flydubai	B737-800	Narrow-body	2010
21.	Frontier	A319-100	Narrow-body	2001
22.	Garuda Indonesia	B737-800	Narrow-body	2010
23.	Garuda Indonesia	B737-800	Narrow-body	2010
24.	Icelandair	B757-200SF (1)	Narrow-body	1990
25.	Israir Airlines	A320-200	Narrow-body	2016
26.	IZair	B737-800	Narrow-body	2007
27.	IZair	B737-800	Narrow-body	2006
28.	Jet Airways	B737-800	Narrow-body	2014
29.	Jet Airways	B737-800	Narrow-body	2014
30.	Jet Airways	B737-800	Narrow-body	2014
31.	Jet Lite	B737-700	Narrow-body	2002
32.	Jetstar Pacific Airlines	A320-200	Narrow-body	2005
33.	LATAM	B787-8	Wide-body	2013
34.	Lucky Air Airlines	B737-800	Narrow-body	2007
35.	Lucky Air Airlines	B737-800	Narrow-body	2007
36.	Malaysian Airlines	B737-800	Narrow-body	2011
37.	Malaysian Airlines	B737-800	Narrow-body	2011
38.	Nok Airlines	B737-800	Narrow-body	2015
39.	Philippine Airlines	A321-200	Narrow-body	2014
40.	Philippine Airlines	A321-200	Narrow-body	2014
41.	Philippine Airlines	A330-300	Wide-body	2013
42.	Philippine Airlines	A330-300	Wide-body	2013
43.	Qantas	A320-200	Narrow-body	2005
44.	Shandong Airlines	B737-800	Narrow-body	2013
45.	Shandong Airlines	B737-800	Narrow-body	2013
46.	Silk Air	A320-200	Narrow-body	2004
47.	Spicejet	B737-800	Narrow-body	2007
48.	Spicejet	B737-800	Narrow-body	2007
49.	Spicejet	B737-900ER	Narrow-body	2007
50.	Sun Express (Germany)	B737-800	Narrow-body	1998
51.	Sun Express (Turkey)	B737-800	Narrow-body	2007
52.	Sunwing Airlines	B737-800	Narrow-body	2006
53.	Sunwing Airlines	B737-800	Narrow-body	2006

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
54.	TAM	A320-200	Narrow-body	2006
55.	THY	A320-200	Narrow-body	2005
56.	THY	A320-200	Narrow-body	2005
57.	THY	A320-200	Narrow-body	2005
58.	Transavia France	B737-800	Narrow-body	2008
59.	Transavia France	B737-800	Narrow-body	2008
60.	Transavia France	B737-800	Narrow-body	2007
61.	Transavia France	B737-800	Narrow-body	2007
62.	Travel Service	B737-800	Narrow-body	2010
63.	Travel Service	B737-800	Narrow-body	2010
64.	TUI Travel Aviation Finance	B737-800	Narrow-body	2010
65.	TUI Travel Aviation Finance	B757-200	Narrow-body	1999
66.	TUI Travel Aviation Finance	B757-200	Narrow-body	1999
67.	US Airways	A319-100	Narrow-body	2000
68.	US Airways	A319-100	Narrow-body	2000
69.	US Airways	A319-100	Narrow-body	2000
70.	US Airways	A319-100	Narrow-body	2000
71.	Virgin America	A320-200	Narrow-body	2007
72.	Virgin Atlantic	A340-600	Wide-body	2006
73.	Virgin Atlantic	A340-600	Wide-body	2006
74.	Vueling Airlines	A320-200	Narrow-body	2007
75.	Vueling Airlines	A320-200	Narrow-body	2007
76.	Yakutia	B737-800	Narrow-body	2002
(1)	Freighter.
(2)	Investment in finance lease.

The following table summarizes the composition of our portfolio by manufacturer and aircraft type as of December 31, 2016:

Aircraft Manufacturer	Aircraft Type	Number of Aircraft
Airbus	A319-100	9
	A320-200 (1)	12
	A321-200	3
	A330-200	1
	A330-300	2
	A340-600	2
	Total	29
Boeing	B737-700	4
	B737-800	33
	B737-900ER	1
	B757-200	2
	B757-200SF	1
	B777-200LRF	2
	B787-8	4
	Total	47
Total		76
(1)	Includes an investment in finance lease.

Our portfolio is composed of 62% narrow-body aircraft and 38% wide-body aircraft, based on net book values as of December 31, 2016. Our narrow-body aircraft include Airbus A319, Airbus A320, Airbus A321 and next generation Boeing 737 and Boeing 757 aircraft families, which enjoy high worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are based on more routes around the world than any other airframe and thus have the largest installed base. Our wide-body aircraft include Airbus A330, Airbus A340 and next generation Boeing 777 (freighter) and Boeing 787 aircraft families.

The following table presents the composition of our portfolio based on airframe type as of December 31, 2016:

Airframe Type	Number of Aircraft
Narrow-body (1)(2)	65
Wide-body (3)	11
Total	76
(1)	Includes an investment in finance lease.
(2)	Includes one freighter.
(3)	Includes two freighters.

Our Markets

Our aircraft are leased under multi-year contracts to a diverse group of airlines throughout the world. The following table presents the distribution of our lease revenue from our portfolio by geographic region (dollars in thousands):

	Years ended
	2016		2015		2014
Europe:
United Kingdom	$34,498	11%	$50,742	12%	$46,281	11%
Turkey	24,593	8%	29,847	7%	27,069	7%
Russia	3,141	1%	24,095	6%	9,017	2%
Other (1)	46,516	14%	74,171	17%	73,660	19%
Europe — Total	108,748	34%	178,855	42%	156,027	39%
Asia and South Pacific:
India	39,640	13%	19,572	4%	32,675	8%
Philippines	29,129	9%	38,677	9%	12,947	3%
China	23,882	8%	37,943	9%	47,049	12%
Other	27,287	8%	39,056	9%	45,855	11%
Asia and South Pacific — Total	119,938	38%	135,248	31%	138,526	34%
Mexico, South and Central America:
Chile	8,939	3%	24,336	6%	28,116	7%
Other	8,768	3%	16,732	4%	21,733	5%
Mexico, South and Central America — Total	17,707	6%	41,068	10%	49,849	12%
North America:
United States	24,591	8%	37,316	9%	41,531	10%
Other	6,223	2%	6,380	1%	3,429	1%
North America — Total	30,814	10%	43,696	10%	44,960	11%
Middle East and Africa — Total:
Ethiopia	30,084	10%	22,808	5%	4,501	1%
Other	8,357	2%	8,315	2%	12,700	3%
Middle East and Africa — Total	38,441	12%	31,123	7%	17,201	4%
Total Lease Revenue	$315,648	100%	$429,990	100%	$406,563	100%
(1)	Includes $2.1 million and $0.3 million of finance lease income in 2016 and 2015, respectively.

Our Leases

Lease Terms

All of our leases are on a “net” basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance. At December 31, 2016, we had 75 aircraft held for operating lease subject to lease agreements, of which 63 have fixed lease rates and 12 have floating lease rates.

Our aircraft are leased to 42 airlines in 27 countries, in both developed and emerging markets. Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees have early termination or lease extension options. Our leases are scheduled to expire between 2017 and 2028 and have a weighted average remaining lease term of 6.8 years as of December 31, 2016.

The following table presents the scheduled lease maturity of the aircraft in our portfolio as of December 31, 2016:

	Airframe Type
Year of Scheduled Lease Expiration	Narrow		Wide	Total
2017	7		—	7
2018	6	(1)	3	9
2019	13		—	13
2020	6		—	6
2021	9		—	9
2022	9		—	9
2023	4		—	4
2024	3		—	3
2025	3	(2)	3	6
2026	2		—	2
2027	2	(3)	2	4
2028	1		3	4
Total	65		11	76
(1)	Includes one freighter.
(2)	Includes an investment in finance lease.
(3)	Includes two freighters.

At December 31, 2016, we had seven leases in our portfolio scheduled to expire in 2017. Subsequent to year end, we re-leased one aircraft, entered into a letter of intent to either sell or extend the lease of one aircraft and entered into a letter of intent to re-lease one additional aircraft, bringing the remaining aircraft to be remarketed in 2017 to four. We may have additional remarketings in 2017 if any other leases are terminated prior to their scheduled expiry dates.

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

General. Each aircraft generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or “wet lease” arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. As of December 31, 2016, our lessees have informed us of the following subleases:

Lessee	Sublessee
Transavia France S.A.S.	Air Transat A.T. Inc.
Travel Service, a.s.	Air Transat A.T. Inc. and Sunwing Airlines Inc.

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

From time to time, we may decide to dispose of our aircraft at or before the expiration of their leases. In 2016, we sold 27 aircraft to unrelated third parties.

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

Government Regulation

The air transportation industry is highly regulated. Because we do not operate aircraft, we generally are not directly subject to most of these laws. However, our lessees are subject to extensive regulation under the laws of the jurisdiction in which they are registered or under which they operate. These laws govern, among other things, the registration, operation, maintenance and condition of our aircraft. See the risk factor, “We cannot assure you that lessees and governmental authorities will comply with the registration and deregistration requirements in the jurisdictions where our lessees operate.”

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

We are pursuing a strategy of fleet renewal by acquiring newer aircraft and opportunistically selling older aircraft. We expect to continue to acquire aircraft primarily by (i) entering into purchase and leaseback transactions with airlines for newer aircraft and (ii) opportunistically acquiring individual aircraft that we believe are being offered at attractive prices. In addition, we will continue to consider opportunities to purchase aircraft portfolios, and to sell our aircraft, individually or in portfolio sales of various sizes, when we believe that doing so will maximize our returns, or to manage the composition of our portfolio.

In 2016, we acquired ten aircraft and sold a total of 27 aircraft, one of which was an investment in a finance lease.

For the year ended December 31, 2016, we had a net loss of $29.1 million, or diluted loss per share of $0.88, including impairment charges of $96.1 million. Net cash provided by operating activities for the year ended December 31, 2016 totaled $149.6 million. Net cash used in investing activities was $123.3 million and net cash provided by financing activities was $215.7 million for the year ended December 31, 2016.

As of December 31, 2016, we had 76 aircraft in our portfolio, of which 75 were held for operating lease and one was recorded as an investment in finance lease.

Market Conditions

The airline industry has been profitable every year since 2012. It is predicted that airline profitability will continue in 2017. Passenger growth remains strong, utilization remains at or near record levels and the parked fleet is steady at about 3%. Competition remains strong in the sale lease-back market and aircraft values generally remain stable.

Long term, there continues to be overall positive trends in world air traffic and demand for commercial aircraft, which we believe will continue to drive growth in the aircraft leasing market. Passenger demand continues to grow, although at a more moderate pace in the second half of 2016. Aircraft manufacturers are increasing the production rates of their narrow-body aircraft, including new models which currently make up about 80% of the worldwide fleet.

Despite the favorable market conditions, the airline industry is cyclical, and macroeconomic, geopolitical and other risks may negatively impact airline profitability or create unexpected volatility in the aircraft leasing market. Although we expect the airline industry to be profitable in 2017, profits are not uniformly distributed among airlines, and certain airlines, particularly smaller airlines and start-up carriers, struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis. In addition, an increase in new aircraft production rates by aircraft manufacturers may reduce the demand for used aircraft, leading to a reduction in the lease rates and the values of used aircraft, or may create a condition of oversupply should demand falter.

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

Subsequent changes to the asset’s fair value are recorded as adjustments to the carrying value of the flight equipment. However, any such adjustment will not cause the asset’s fair value to exceed its original carrying value.

Flight Equipment Held for Operating Lease

Flight equipment held for operating lease are recorded at cost and depreciated to estimated residual values on a straight-line basis over their estimated remaining useful lives. Useful life is generally 25 years from the date of manufacture. Residual values are generally estimated to be 15% of the original manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:

•	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.
•	Flight equipment that is out of production and may have a shorter useful life or lower residual value due to obsolescence.
•	The remaining life of a converted freighter is determined based on the date of conversion, in which case, the total useful life may extend beyond 25 years from the date of manufacture.
•	Flight equipment which management believes will be disposed of prior to the end of its estimated useful life.

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

Maintenance Right

We identify, measure and account for maintenance right assets and liabilities associated with our acquisitions of aircraft with in-place leases. A maintenance right asset represents the fair value of our contractual right under a lease to receive an aircraft in an improved maintenance condition at lease expiry as compared to the maintenance condition on the acquisition date. A maintenance right liability represents our obligation to pay the lessee for the difference between the lease end contractual maintenance condition of the aircraft at lease expiry and the actual maintenance condition of the aircraft on the acquisition date.

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

Maintenance right assets in EOL Leases represent the difference in value between the contractual right to receive an aircraft in an improved maintenance condition at lease expiry as compared to the maintenance condition on the acquisition date. Maintenance right liabilities exist in EOL Leases if, on the acquisition date, the maintenance condition of the aircraft is greater than the contractual return condition in the lease at lease expiry and we are required to pay the lessee in cash for the improved maintenance condition. Maintenance right assets, net are recorded as a separate line item on our balance sheet.

When we have recorded maintenance right assets with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry in the contractually specified maintenance condition without any cash payment to us by the lessee, the maintenance right asset is relieved and an aircraft improvement is recorded to the extent the improvement is substantiated and deemed to meet our capitalization policy; (ii) the lessee pays us cash compensation at lease expiry in excess of the value of the maintenance right asset, the maintenance right asset is relieved and any excess is recognized as end of lease income; or (iii) the lessee pays us cash compensation at lease expiry that is less than the value of the maintenance right asset, the cash is applied to the maintenance right asset and the balance of such asset is relieved and recorded as an aircraft improvement to the extent the improvement is substantiated and meets our capitalization policy. Any aircraft improvement will be depreciated over a period to the next scheduled maintenance event in accordance with our policy with respect to major maintenance.

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

At the hedge’s inception and at least every reporting period thereafter, a formal assessment is performed to determine whether changes in cash flows of the derivative instrument have been highly effective in offsetting changes in the cash flows of the hedged items and whether they are expected to be highly effective in the future. We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) we determine that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the derivative instrument is carried at its fair market value on the balance sheet with changes in fair value recognized into current-period earnings. The remaining balance in accumulated other comprehensive income associated with the derivative that has been discontinued is not recognized in the income statement unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in earnings when earnings are affected by the hedged transaction.

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

•	Operating lease revenue. We receive lease revenues from flight equipment under operating leases. Rental income from aircraft is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee to exercise an option to extend the lease for an additional term. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when collection is not reasonably assured.
•	End of lease income. The amount of end of lease income we recognize in any reporting period is inherently volatile and depends upon a number of factors including timing of lease expiries, scheduled and unscheduled, and the timing of maintenance performed on the aircraft by the lessee, among others.
•	Lease incentives. Our leases may contain provisions which require us to contribute a portion of the lessee’s costs for heavy maintenance, overhaul or replacement of certain high-value components. We account for these expected payments as lease incentives, which are amortized as a reduction of lease revenue over the life of the lease.
•	Finance lease income. Revenue from finance leases is recognized using the interest method to produce a level yield over the life of the finance lease.

Income Taxes

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

We apply a recognition threshold of more-likely-than-not to be sustained in the examination of income tax on uncertainties. We have elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during the years ended December 31, 2016, 2015 and 2014.

New Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. The guidance specifically notes that lease contracts with customers are a scope exception. However, the standard may impact accounting for our revenue other than lease revenue. We are currently evaluating the potential impact the adoption of the standard will have on our consolidated financial condition, results of operations and cash flows. We plan to adopt the guidance effective January 1, 2018.

In February 2016, FASB issued its new lease standard, ASU 2016-02, Leases. Under the new standard, the accounting for leases by lessors would remain basically unchanged from the existing concepts in ASC 840, Leases. In addition, FASB has decided that lessors would be precluded from recognizing selling profit and revenue at lease commencement for any sales-type or direct finance lease that does not transfer control of the underlying asset to the lessee. We are currently evaluating the potential impact the adoption of the standard will have on our consolidated financial condition, results of operations and cash flows. We plan to adopt the standard effective January 1, 2018.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The guidance requires application using a retrospective transition method. We are currently evaluating the potential impact the adoption of the standard will have on our statement of cash flows. We plan to adopt the guidance effective January 1, 2018.

In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230). ASU 2016-18 provides guidance on the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires entities to show the changes in total of cash, cash equivalents, restricted cash and restricted cash equivalents. As a result, entities will no longer present transfers between cash and cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires application using a retrospective transition method to each period presented. We anticipate that the adoption of the standard will not have a material effect on our statement of cash flows. We plan to adopt the guidance effective January 1, 2018.

In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires the recognition of current and deferred income taxes for intra-entity asset transfers, other than inventory, when the transfer occurs. Historically, the income tax consequence was not recognized until the asset was sold to a third party. We are currently evaluating the potential impact the adoption of the standard will have on our consolidated financial condition, results of operations or cash flows. We plan to adopt the guidance effective January 1, 2018.

In January 2017, FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU 2017-01 provides guidance to assist with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. We adopted the guidance effective October 1, 2016, and now account for the acquisition of aircraft with in-place leases as asset acquisitions. During the fourth quarter of 2016, we capitalized $0.8 million in acquisition fees.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statement of operations of Fly for the years ended December 31, 2016, 2015 and 2014.

Consolidated Statements of Income of Fly for the years ended December 31, 2016 and 2015

	Years ended		Increase/ (Decrease)
	2016	2015
	(Dollars in thousands)
Revenues
Operating lease revenue	$313,582	$429,691	$(116,109)
Finance lease income	2,066	299	1,767
Equity earnings from unconsolidated subsidiary	530	1,159	(629)
Gain on sale of aircraft	27,195	28,959	(1,764)
Interest and other income	1,666	2,289	(623)
Total revenues	345,039	462,397	(117,358)
Expenses
Depreciation	120,452	159,732	(39,280)
Aircraft impairment	96,122	66,093	30,029
Interest expense	123,161	145,448	(22,287)
Selling, general and administrative	30,077	33,674	(3,597)
Ineffective, dedesignated and terminated derivatives	91	4,134	(4,043)
Net loss on extinguishment of debt	9,246	17,491	(8,245)
Maintenance and other costs	2,279	7,628	(5,349)
Total expenses	381,428	434,200	(52,772)
Net income (loss) before provision for income taxes	(36,389)	28,197	(64,586)
Provision (benefit) for income taxes	(7,277)	5,399	(12,676)
Net income (loss)	$(29,112)	$22,798	$(51,910)

As of December 31, 2016, we had 76 aircraft in our portfolio, of which 75 were held for operating lease and one was recorded as an investment in finance lease. As of December 31, 2015, we had 93 aircraft in our portfolio, of which 79 were held for operating lease, 13 aircraft were held for sale, and one was recorded as an investment in finance lease. In 2016, we purchased ten aircraft and sold 27 aircraft.

In the years ended December 31, 2016 and 2015, we continued to recognize revenue from aircraft classified as held for sale, until the date that the aircraft were delivered to the purchasers. Pursuant to the sale contracts governing these transactions, rents collected with respect to these aircraft from the sale contract date through the aircraft disposition date reduced the sale proceeds and gain on sale of aircraft, which was partially offset by imputed interest earned for the same period. We ceased to recognize depreciation on these aircraft on the relevant sale contract date.

	Years ended		Increase/ (Decrease)
	2016	2015
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$313,976	$398,741	$(84,765)
End of lease revenue	8,918	53,760	(44,842)
Amortization of lease incentives	(8,898)	(20,527)	11,629
Amortization of lease premiums, discounts & other	(414)	(2,283)	1,869
Total operating lease revenue	$313,582	$429,691	$(116,109)

For the year ended December 31, 2016, operating lease revenue totaled $313.6 million, a decrease of $116.1 million compared to the year ended December 31, 2015. The decrease was primarily due to (i) a decrease of $133.2 million in lease revenue from aircraft sold in 2015 and 2016, (ii) a decrease of $44.8 million from end of lease revenue recognized and (iii) a decrease of $5.8 million from off-lease periods and lower lease rates on lease extensions and remarketings. The decrease was partially offset by (i) an increase of $52.9 million from aircraft purchased in 2015 and 2016, (ii) a decrease of $11.6 million in lease incentive amortization, (iii) a decrease of amortization of lease premiums, net of lease discounts of $1.4 million, and (iv) other increases of $1.8 million.

For the year ended December 31, 2016, finance lease income totaled $2.1 million. At December 31, 2016, we had one investment in finance lease. An existing operating lease was reclassified to a finance lease, resulting in a gain of $2.7 million. For the year ended December 31, 2015, finance lease income totaled $0.3 million, which was attributable to one lease recorded as an investment in finance lease. This aircraft was sold during the third quarter of 2016.

During the years ended December 31, 2016 and 2015, we recorded equity earnings from our investment in unconsolidated subsidiary of $0.5 million and $1.2 million, respectively. Two aircraft remain in the joint venture.

During the year ended December 31, 2016, we sold 27 aircraft, 26 of which generated a $27.2 million gain on sale of aircraft. We recorded a gain on debt extinguishment of $0.6 million with the sale of the remaining aircraft, and the sale proceeds were paid to the lender as full and final discharge of the associated loan. During the year ended December 31, 2015, we sold 44 aircraft and recognized a gain on sale of aircraft totaling $29.0 million.

Depreciation expense during the year ended December 31, 2016 was $120.5 million, compared to $159.7 million for the year ended December 31, 2015, a decrease of $39.2 million. The decrease was primarily due to stoppage of depreciation on (i) aircraft classified as held for sale in 2015 and (ii) aircraft sold in 2015 and 2016. These decreases were partially offset by depreciation on aircraft acquired in 2015 and 2016.

During the year ended December 31, 2016, we recognized aircraft impairment totaling $96.1 million. This impairment charge related primarily to three wide-body aircraft nearing the end of their useful lives and are the only aircraft of their type in our portfolio. In addition, we recognized an impairment charge on one narrow-body aircraft which was sold in the third quarter of 2016, with proceeds paid to the lender in full satisfaction of the associated debt. During the year ended December 31, 2015, we recognized aircraft impairment totaling $66.1 million related to three wide-body aircraft nearing the end of their economic lives and 11 narrow-body aircraft, ten of which were sold in 2015 and 2016.

Interest expense totaled $123.2 million and $145.4 million for the years ended December 31, 2016 and 2015, respectively. The decrease of $22.2 million was primarily due to (i) a reduction in interest due to debt repayments from aircraft sales and regular amortization, (ii) a reduction in swap interest expense, (iii) re-pricing of the Term Loan in April 2015 and (iv) loan fees and commitment fees paid under the Fly Acquisition II Facility prior to its termination in the first quarter of 2015, partially offset by interest on other secured borrowings in 2016, and loan and commitment fees paid under the Fly Acquisition III Facility.

Debt extinguishment costs totaled $9.2 million and $17.5 million for the years ended December 31, 2016 and 2015, respectively. During the year December 31, 2016, we (i) wrote off unamortized loan costs and debt discounts and expensed other fees totaling $4.8 million in connection with the repayment of debt associated with aircraft sold, (ii) wrote off unamortized loan costs and debt discounts and expensed loan costs totaling $2.3 million in connection with the extension of the Term Loan, and (iii) incurred swap breakage fees of $2.1 million. During the year ended December 31, 2015, we wrote off unamortized loan costs and debt discounts totaling $13.9 million as debt extinguishment costs in connection with the repayment of debt associated with aircraft sold, and incurred $2.6 million of prepayment and other fees in connection with the (i) termination of the Fly Acquisition II Facility, (ii) re-pricing of the Term Loan, and (iii) repayment of debt associated with aircraft sold. We also incurred swap breakage fees of $1.0 million.

Selling, general and administrative expenses were $30.1 million and $33.7 million for the years ended December 31, 2016 and 2015, respectively. The decrease of $3.6 million was primarily due to (i) a reduction in annual management fees in connection with the amendment to the management agreement with our Manager effective July 1, 2015 and (ii) a reduction in servicing fees paid to BBAM due to a decrease in the number of aircraft in our portfolio. These decreases were partially offset by $1.1 million of professional fees incurred in 2016 related to the restatement of our financial statements and a reduction in unrealized foreign currency exchange gains caused by the valuation of other aircraft secured borrowings denominated in Euros.

Maintenance and other costs totaled $2.3 million and $7.6 million during the years ended December 31, 2016 and 2015, respectively. The decrease of $5.3 million was primarily due to a reduction in remarketing activities.

For the years ended December 31, 2016 and 2015, we had a benefit for income taxes of $7.3 million and provision for income taxes of $5.4 million, respectively. In 2016, we recognized a deduction for an interest payment made by a subsidiary. We intend to utilize this benefit as group relief to offset income tax on repatriated earnings of a Cayman Islands subsidiary. During the years ended December 31, 2016 and 2015, we recorded net valuation allowances of $7.2 million and $3.4 million, respectively.

Our consolidated net loss was $29.1 million and our consolidated net income was $22.8 million for the years ended December 31, 2016 and 2015, respectively.

Consolidated Statements of Income of Fly for the years ended December 31, 2015 and 2014

	Years ended		Increase/ (Decrease)
	2015	2014
	(Dollars in thousands)
Revenues
Operating lease revenue	$429,691	$406,563	$23,128
Finance lease income	299	—	299
Equity earnings from unconsolidated subsidiary	1,159	3,562	(2,403)
Gain on sale of aircraft	28,959	14,761	14,198
Interest and other income	2,289	662	1,627
Total revenues	462,397	425,548	36,849
Expenses
Depreciation	159,732	166,983	(7,251)
Aircraft impairment	66,093	1,200	64,893
Interest expense	145,448	142,519	2,929
Selling, general and administrative	33,674	41,033	(7,359)
Ineffective, dedesignated and terminated derivatives	4,134	72	4,062
Net gain on extinguishment of debt	17,491	(2,194)	19,685
Maintenance and other costs	7,628	7,060	568
Total expenses	434,200	356,673	77,527
Net income before provision for income taxes	28,197	68,875	(40,678)
Provision for income taxes	5,399	8,691	(3,292)
Net income	$22,798	$60,184	$(37,386)

As of December 31, 2015, we had 93 aircraft in our portfolio, of which 79 were held for operating lease, 13 were held for sale, and one was recorded as an investment in finance lease. As of December 31, 2014, we had 127 aircraft in our portfolio, all of which were held for operating lease. In 2015, we purchased ten aircraft and sold 44 aircraft.

	Years ended		Increase/ (Decrease)
	2015	2014
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$398,741	$387,835	$10,906
End of lease revenue	53,760	41,651	12,109
Amortization of lease incentives	(20,527)	(18,934)	(1,593)
Amortization of lease premiums, discounts & other	(2,283)	(3,989)	1,706
Total operating lease revenue	$429,691	$406,563	$23,128

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

For the year ended December 31, 2015, finance lease income totaled $0.3 million, which was attributable to one lease recorded as an investment in finance lease. This aircraft was sold during the third quarter of 2016. During the year ended December 31, 2014, we had no investment in finance lease.

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

During the year ended December 31, 2015, we recognized an impairment totaling $66.1 million. The impairment charge related to three wide-body aircraft nearing the end of their economic lives and 11 narrow-body aircraft, ten of which were sold in 2015 and 2016. During the year ended December 31, 2014, we recognized aircraft impairment totaling $1.2 million related to one wide-body aircraft. This aircraft was sold during the first quarter of 2016.

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

Selling, general and administrative expenses were $33.7 million and $41.0 million for the years ended December 31, 2015 and 2014, respectively. The decrease of $7.3 million was primarily due to (i) a $5.0 million reduction in annual management expenses in connection with the amendment to the management agreement effective July 1, 2015, (ii) lower expensed acquisition fees in 2015 compared to 2014, and (iii) unrealized foreign currency exchange gains caused by the valuation of other aircraft secured borrowings denominated in Euros. These decreases were partially offset by increases in servicing fees as a result of aircraft purchased in the portfolio.

Maintenance and other costs totaled $7.6 million and $7.1 million during the years ended December 31, 2015 and 2014, respectively. The increase was primarily due to higher costs related to remarketing activities.

Our provision for income taxes was $5.4 million and $8.7 million during the years ended December 31, 2015 and 2014, respectively. Our effective tax rate was 19.1% and 12.6% for the years ended December 31, 2015 and 2014, respectively. We recorded net valuation allowances of $3.4 million and $2.5 million during the years ended December 31, 2015 and 2014, respectively.

Our consolidated net income was $22.8 million and $60.2 million for the years ended December 31, 2015 and 2014, respectively.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of fleet growth. Since the beginning of 2013, we have spent approximately $2.7 billion to acquire 56 aircraft.

We continue to pursue opportunistic aircraft sales to rejuvenate our fleet. In 2015, we sold 44 aircraft. We sold an additional 27 aircraft during the year ended December 31, 2016, generating $209.3 million of cash, after repayment of the associated debt.

We finance our business with unrestricted cash, cash generated from operating leases, aircraft sales and debt financings. At December 31, 2016, we had $518.0 million of unrestricted cash, and approximately $272.0 million of borrowing capacity remaining under the Fly Acquisition III Facility. We also had eight unencumbered aircraft with an aggregate book value of $380.1 million.

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

Our sources of operating cash flows are principally distributions and interest payments made to us by our subsidiaries. These payments by our subsidiaries may be restricted by applicable local laws and debt covenants.

During the year ended December 31, 2016, we repurchased 3,414,960 shares at an average price of $11.73 per share, for a total of $40.1 million.

We expect that cash on hand and cash from operations will satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 “Risk Factors” in this report.

Cash Flows of Fly for the year ended December 31, 2016 and 2015

We generated cash from operations of $149.6 million and $214.9 million for the years ended December 31, 2016 and 2015, respectively, a decrease of $65.3 million.

Cash used in investing activities was $123.3 million for the year ended December 31, 2016. Cash provided by investing activities was $480.5 million for the year ended December 31, 2015. In 2016, we used $552.2 million of cash to purchase ten aircraft, and sold 27 aircraft for net cash proceeds of $430.9 million. In 2015, we used $601.1 million of cash to purchase ten aircraft, including a $33.6 million investment in a finance lease aircraft, and sold 44 aircraft for net cash proceeds of $1.1 billion. Lessor maintenance contributions totaled $2.7 million and $18.6 million for the years ended December 31, 2016 and 2015, respectively.

Cash provided by financing activities for the year ended December 31, 2016 totaled $215.7 million. Cash used in financing activities for the year ended December 31, 2015 totaled $756.6 million. In 2016, we (i) made repayments on our secured borrowings totaling $448.3 million, (ii) decreased our restricted cash accounts by $80.8 million and (iii) used $40.3 million to repurchase 3,414,960 shares. These were partially offset by (i) net proceeds of $572.7 million from secured borrowings to partially finance aircraft acquisitions and (ii) net maintenance reserve receipts of $60.6 million. In 2015, we (i) made repayments on our secured borrowings totaling $791.4 million, (ii) used $81.4 million to repurchase 5,797,673 shares, (iii) increased our restricted cash accounts by $35.8 million and (iv) paid dividends and dividend equivalents of $42.4 million. These were partially offset by (i) net proceeds of $147.3 million from secured borrowings to partially finance aircraft acquisitions and (ii) net maintenance reserve receipts of $45.7 million.

Cash Flows of Fly for the years ended December 31, 2015 and 2014

We generated cash from operations of $214.9 million and $227.2 million for the years ended December 31, 2015 and 2014, respectively, a decrease of $12.3 million.

Cash provided by investing activities was $480.5 million for the year ended December 31, 2015. Cash used in investing activities totaled $840.6 million for the year ended December 31, 2014. In 2015, we used $601.1 million of cash to purchase ten aircraft, including a $33.6 million investment in a finance lease aircraft, and sold 44 aircraft for net cash proceeds of $1.1 billion. In 2014, we used $915.5 million of cash to purchase 22 aircraft, and sold eight aircraft for net cash proceeds of $88.6 million. Lessor maintenance contributions totaled $18.6 million and $5.0 million for the years ended December 31, 2015 and 2014, respectively.

Cash used in financing activities for the year ended December 31, 2015 totaled $756.6 million. Cash provided by financing activities for the year ended December 31, 2014 totaled $546.5 million. In 2015, we (i) made repayments on our secured borrowings totaling $791.4 million, (ii) used $81.4 million to repurchase 5,797,673 shares, (iii) increased our restricted cash accounts by $35.8 million and (iv) paid dividends and dividend equivalents of $42.4 million. These were partially offset by (i) net proceeds of $147.3 million from secured borrowings to partially finance aircraft acquisitions and (ii) net maintenance reserve receipts of $45.7 million. In 2014, we (i) received net proceeds from unsecured borrowings of $396.6 million from the issuance of the Additional 2020 Notes and the 2021 Notes, (ii) received net proceeds of $298.7 million from secured borrowings to partially finance aircraft acquisitions, (iii) received net maintenance payment liability receipts of $39.8 million, (iv) reduced our restricted cash accounts by $35.7 million primarily related to the release of escrowed funds used to purchase aircraft and (v) received net security deposit receipts of $13.4 million. These were partially offset by (i) net repayments of our secured borrowings totaling $193.0 million and (ii) dividend and dividend equivalent payments of $42.8 million.

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

We expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. In 2016, we received $71.5 million of maintenance payments from lessees and made maintenance payment disbursements of $11.0 million and maintenance contributions of $2.7 million.

Dividends and Share Repurchases

In July 2016, our board of directors approved a $75.0 million share repurchase program expiring in December 2017. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. As of December 31, 2016, approximately $66.7 million remained available under this program.

During the year ended December 31, 2016, we repurchased a total of 3,414,960 shares at an average price of $11.73 per share, or $40.1 million, before commissions and fees.

Financing

We finance our business with unsecured and secured borrowings. As of December 31, 2016, we were not in default under any of our borrowings.

Unsecured Borrowings

On December 11, 2013, we sold $300.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (together with the Additional 2020 Notes (as defined below), the “2020 Notes”). In connection with the issuance, we paid underwriting discounts totaling $8.5 million.

On October 3, 2014, we sold $75.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (the “Additional 2020 Notes”) and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). The Additional 2020 Notes were issued as additional notes under the 2020 Notes indenture, and were sold at a price equal to 104.75% of the principal amount thereof. The 2021 Notes were issued under an indenture containing substantially similar terms as the indenture governing the 2020 Notes and were sold at par. In connection with these issuances, we paid a net underwriting discount totaling $3.4 million.

The 2020 Notes and 2021 Notes are unsecured obligations of ours and rank pari passu in right of payment with any existing and future senior indebtedness of ours.

Interest Rate. The 2020 Notes have a fixed annual interest rate of 6.750%, which is paid semi-annually on June 15th and December 15th of each year. The 2021 Notes have a fixed annual interest rate of 6.375%, which will be paid semi-annually on April 15th and October 15th of each year, beginning on April 15, 2015.

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

Mandatory Offer to Purchase. In addition, upon a change of control (as defined in the indentures governing the 2020 Notes and the 2021 Notes), holders of the 2020 Notes and the 2021 Notes have the right to require us to repurchase all or any part of their 2020 Notes and 2021 Notes for payment in cash equal to 101% of the aggregate principal amount of the 2020 Notes and 2021 Notes repurchased plus accrued and unpaid interest.

Default and Remedies. The indentures governing the 2020 Notes and the 2021 Notes contain customary events of default with respect to the notes of each series, including (i) default in payment when due and payable of principal or premium, (ii) default for 30 days or more in payment when due of interest, (iii) failure by us or any restricted subsidiary for 60 days after receipt of written notice given by the trustee or the holders of at least 25% in aggregate principal amount of the notes of such series then issued and outstanding to comply with any of the other agreements under the indenture, (iv) default in any of the aircraft owning entities in respect of obligations in excess of $50.0 million, which holders of such obligation accelerate or demand repayment of amounts due thereunder, (v) failure by us or any significant subsidiary to pay final judgments aggregating in excess of $50.0 million for 60 days after such judgment becomes final, subject to certain non-recourse exceptions, and (vi) certain events of bankruptcy or insolvency with respect to us or a significant subsidiary. As of December 31, 2016, we were not in default under the indentures governing the 2020 Notes or the 2021 Notes.

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

Secured Borrowings

We are subject to restrictive covenants under its secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of its aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

Our loan agreements include events of default that are customary for these types of secured borrowings. Our failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of our loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

Securitization Notes

At December 31, 2016, our subsidiary, B&B Air Funding, had $139.7 million principal amount outstanding on our aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by nine aircraft. The final maturity date of the Securitization Notes is November 14, 2033.

Interest Rate. The Securitization Notes bear interest at an adjustable interest rate equal to the current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the provider of a financial guaranty insurance policy and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. Interest and any principal payments due are payable monthly. We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with the Securitization Notes.

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

Certain Covenants. B&B Air Funding is subject to operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Securitization Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale. In addition, the servicing agreement for B&B Air Funding includes servicer termination events as specified in the agreement.

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

Liquidity Facility. In connection with the issuance of the Securitization Notes, B&B Air Funding entered into a revolving credit facility (“Securitization Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Securitization Note Liquidity Facility, advances may be drawn for the benefit of the Securitization Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Securitization Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Securitization Note Liquidity Facility. As of December 31, 2016, B&B Air Funding had not drawn on the Securitization Note Liquidity Facility.

Our obligations under the Securitization Note Liquidity Facility are secured under the security trust agreement on the same basis as other indebtedness of B&B Air Funding.

Nord LB Facility

As of December 31, 2016, we had $171.5 million principal amount outstanding under our debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by six aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits.

Interest Rate. The loans under the Nord LB Facility bear interest at one-month LIBOR plus 3.30% until the final maturity date of November 14, 2018. To mitigate our exposure to interest rate fluctuations, we have entered into interest rate swap contracts. The blended weighted average interest rate for the Nord LB Facility was 4.14% as of December 31, 2016, excluding the amortization of debt discount and loan cost.

Payment Terms. We apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event we sell any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and second to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by us will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

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

CBA Facility

As of December 31, 2016, we had $56.1 million principal amount outstanding under our debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. Fly has guaranteed all payments under the CBA Facility. These loans are cross-collateralized and contain cross-default provisions. The final maturity date of each of the four loans is October 28, 2020.

Interest Rate. Borrowings under the CBA Facility accrue interest at a fixed interest rate, ranging between 4.32% and 7.75%. The weighted average interest rate on all outstanding amounts was 5.45% as of December 31, 2016, excluding the amortization of debt discount loan cost.

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

Certain Covenants. The CBA Facility includes certain operating covenants, including reporting requirements. A breach of the covenants could result in the acceleration of outstanding indebtedness under the CBA Facility, and exercise of remedies available in relation to the collateral.

Term Loan

As of December 31, 2016, we had $404.0 million principal amount outstanding under our senior secured term loan (the “Term Loan”), which was secured by 26 aircraft. Fly has guaranteed all payments under the Term Loan.

On October 19, 2016, we amended the Term Loan to extend the maturity date from August 2019 to February 2022. In addition, until April 2017, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid at par.

In connection with this amendment, we paid a one-time fee of 0.25% on the then outstanding principal amount under the Term Loan to the lenders. We also expensed $2.3 million as debt extinguishment costs.

During the year ended December 31, 2015, we wrote off approximately $2.1 million of unamortized loan costs and debt discounts as debt extinguishment costs in connection with a re-pricing of the Term Loan. There was no prepayment penalty associated with the re-pricing.

Interest Rate. The Term Loan bears interest at three-month LIBOR, plus a margin of 2.75%, with a LIBOR floor of 0.75%.

Payment Terms. The Term Loan requires quarterly principal payments of $5.9 million.

Under the Term Loan, we must maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers, and includes other customary covenants, including reporting requirements and maintenance of credit ratings.

Collateral. Borrowings are secured by our equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The loan is guaranteed by us on a recourse basis.

Certain Covenants. The Term Loan contains certain concentration limits with respect to types of aircraft that can be financed through the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the acquisition, sale, removal and substitution of an aircraft. The Term Loan also includes certain customary covenants, including reporting requirements and maintenance of credit ratings.

Default and Remedies. An event of default under the Term Loan includes any of the aircraft owning entities defaulting in respect of an obligation in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

Fly Acquisition III Facility

In February 2016, we, through a wholly-owned subsidiary, Fly Acquisition III, entered into a revolving $385 million credit facility (the “Fly Acquisition III Facility”) to finance the acquisition of eligible aircraft. Borrowings are secured by the beneficial interests in Fly Acquisition III and each of its subsidiaries, the aircraft and related leases. The Fly Acquisition III Facility has an availability period expiring on February 26, 2019 and a maturity date of February 26, 2022. Fly has guaranteed Fly Acquisition III’s obligations under the facility.

As of December 31, 2016, we had $113.0 million principal amount outstanding, which was secured by four aircraft.

Commitment Fees. We pay a commitment fee of 0.50% per annum on a monthly basis to each lender on the undrawn amount of our commitment until the termination of the availability period; provided that at any time from and after March 26, 2017 through the end of the availability period, the commitment fee will increase to 0.75% per annum if at least 50% of the total amount of commitments have not been drawn.

Interest. The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin is 2.00% through the expiration of the availability period, and will increase to 2.50% from February 27, 2019 through February 26, 2020 and 3.00% from February 27, 2020 through the maturity date of the facility.

Certain Covenants. The Fly Acquisition III Facility contains financial and operating covenants, including a covenant that we maintain a tangible net worth of at least $325.0 million and a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by us to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit certain amounts of maintenance reserves and security deposits received under the respective leases into accounts pledged to the security trustee.

Default and Remedies. An event of default under the Fly Acquisition III Facility includes a default by us in respect of our recourse obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

Other Aircraft Secured Borrowings

We have entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of December 31, 2016, we had $981.0 million principal amount outstanding, which was secured by 19 aircraft. Of this amount, $509.8 million was recourse to us.

These borrowings are structured as individual loans secured by pledges of our rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans, and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from September 2019 to June 2028.

Capital Expenditures

During the year ended December 31, 2016, we purchased seven narrow-body aircraft and three wide-body aircraft for an aggregate of $559.3 million. During the year ended December 31, 2015, we purchased seven narrow-body aircraft and three wide-body aircraft for an aggregate of $615.1 million. Of the three wide-body aircraft purchased in 2015, one was an investment in finance lease. During the year ended December 31, 2014, we purchased 19 narrow-body aircraft and three wide-body aircraft for an aggregate of $951.5 million.

In addition to aircraft acquisitions, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft. As of December 31, 2016, the weighted average age of our aircraft portfolio was 6.2 years.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. Commencing in 2015, we have one lease pursuant to which we receive a portion of the rent amount in Euro and the secured borrowing associated with such aircraft is partially denominated in Euro.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro, and other currencies may increase the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatility in foreign exchange rates could have a material impact on our results of operations.

Research and Development, Patents and Licenses, etc.

Not applicable.

Off-Balance Sheet Arrangements

Not applicable.

Contractual Obligations

Our long-term contractual obligations as of December 31, 2016 consisted of the following (in thousands):

	2017	2018	2019	2020	2021	Thereafter	Total
Principal payments:
Principal payment under the 2020 Notes (1)	$—	$—	$—	$375,000	$—	$—	$375,000
Principal payment under the 2021 Notes (2)	—	—	—	—	325,000	—	325,000
Principal payments under the Securitization Notes (3)	34,693	15,759	20,208	4,646	8,524	55,911	139,741
Principal payments under the Nord LB Facility (4)	18,791	152,718	—	—	—	—	171,509
Principal payments under the CBA Facility (5)	7,066	7,816	8,172	33,092	—	—	56,146
Principal payments under the Term Loan (6)	23,766	23,766	23,766	23,766	23,766	285,186	404,016
Fly Acquisition III Facility (7)	6,894	6,894	6,894	6,894	6,894	78,575	113,045
Principal payments under Other Aircraft Secured Borrowings (8)	78,362	81,197	88,722	94,516	84,322	553,848	980,967
Total principal payments	169,572	288,150	147,762	537,914	448,506	973,520	2,565,424
Interest payments:
Interest payments under the 2020 Notes and 2021 Notes (9)	40,969	40,969	40,969	40,125	16,402	—	179,434
Interest payments under secured borrowings (10)	56,651	51,087	42,057	37,949	32,966	46,117	266,827
Total interest payments	97,620	92,056	83,026	78,074	49,368	46,117	446,261
Payments to BBAM and its affiliates under our management agreement (11)	6,304	6,304	6,304	6,304	6,304	28,369	59,889
Payments to BBAM and its affiliates under our administrative services and servicing agreements (12)	12,625	11,572	9,855	8,721	7,862	27,386	78,021
Total	$286,121	$398,082	$246,947	$631,013	$512,040	$1,075,392	$3,149,595
(1)	The final maturity date of the 2020 Notes is December 15, 2020.
(2)	The final maturity date of the 2021 Notes is October 15, 2021.
(3)	Principal payments under the Securitization Notes are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Future principal payment amounts are estimated based upon existing leases and current re-leasing assumptions. The final maturity of the Securitization Notes is November 14, 2033.
(4)	Amounts reflect estimated principal payments through maturity date of November 2018.
(5)	We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule.
(6)	We make quarterly fixed principal payments of $5.9 million, subject to satisfying certain debt service coverage ratios and other covenants. On October 19, 2016, we amended the Term Loan to extend the maturity date from August 2019 to February 2022.

(7)	We make scheduled monthly payments of principal on each loan in accordance with a fixed amortization schedule, calculated by dividing each drawdown by the remaining useful life of the associated aircraft. The maturity date of the Fly Acquisition III Facility is February 26, 2022.
(8)	We have entered into 19 secured borrowings, 12 of which are recourse to us. We make scheduled monthly payments of principal and interest on each loan in accordance with fixed amortization schedules.
(9)	The 2020 Notes have a fixed annual interest rate of 6.750%, which is paid every six months on June 15th and December 15th of each year. The 2021 Notes have a fixed annual interest rate of 6.375%, which is paid every six months on April 15th and October 15th of each year.
(10)	For variable rate borrowings based on LIBOR plus the applicable margin, LIBOR is assumed to remain at the current rate in effect at year end through the term of the loan.
(11)	In connection with an amendment to the management agreement effective as of July 1, 2015, the annual management fee was reduced from $10.7 million to $5.7 million. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of our aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of our aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee is subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year.
(12)	Effective January 1, 2017, the servicing agreement between B&B Air Funding and BBAM relating to aircraft financed by the Securitization Notes was amended, thereby (i) amending the rent fee to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month and (ii) eliminating the base fee of $150,000 per month. The administrative agency fee payable with respect to the B&B Air Funding Securitization was reduced, through a rebate, to $20,000 per month, subject to an annual CPI adjustment.

With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected and an administrative fee of $1,000 per month per aircraft. Under the Term Loan and the Fly Acquisition III Facility, BBAM is entitled to an administrative fee of $10,000 per month.

Amounts in the table reflect the application of these servicing fees to our aircraft at December 31, 2016.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is West Pier Business Campus, Dun Laoghaire, County Dublin, A96 N6T7, Ireland. Our telephone number at that address is +353 1 231-1900.

Name	Age	Position
Colm Barrington	71	Chief Executive Officer and Director
Gary Dales	61	Chief Financial Officer
Joseph M. Donovan	62	Director and Chairman
Erik G. Braathen	61	Director
Eugene McCague	58	Director
Robert S. Tomczak	55	Director
Susan M. Walton	56	Director
Steven Zissis	57	Director

Colm Barrington has been our chief executive officer and a member of our board of directors since May 2007. Mr. Barrington has over 40 years of experience in the global aviation industry, having started his aviation career in 1967 at Ireland’s national airline, Aer Lingus. In 1979, he joined GPA Group plc where he held various senior positions, including chief operating officer. In 1993, Mr. Barrington oversaw the successful integration of GPA Group plc and GE Capital Aviation Services (GECAS). In 1994, he joined Babcock & Brown Limited working in aircraft and lease management and arranging cross border lease financings of commercial aircraft. Mr. Barrington recently retired as the non-executive Chairman of the Board of Directors of Aer Lingus plc, following the sale of Aer Lingus to International Consolidated Airlines Group (IAG). Mr. Barrington is a

non-executive director of IFG Group plc and Hibernia REIT plc, and has recently been nominated to join the Board of Directors of Finnair plc as non-executive Vice Chairman. Mr. Barrington received a BA and an MA in Economics from University College Dublin and a public administration degree from the Institute of Public Administration, also in Dublin.

Gary Dales has been our chief financial officer since March 2008. Mr. Dales joined Babcock & Brown in August 2007 and BBAM in April 2010. Mr. Dales has ten years of aircraft leasing experience. Mr. Dales’ prior position was director of corporate development at PG&E Corporation, an energy based holding company. Prior to assuming that position, Mr. Dales served in various other financial roles at PG&E since 1994, including director of corporate accounting and SEC reporting. Prior to joining PG&E, Mr. Dales was a staff accountant, and later a manager, in the accounting and audit division at Arthur Andersen & Co. for more than 10 years. Mr. Dales graduated from the University of California, Santa Barbara with a BA in Business Economics. Mr. Dales is a member of the American Institute of Certified Public Accountants and the California Society of CPAs.

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

Erik G. Braathen has been a member of our board of directors since June 2007. Mr. Braathen has been the chief executive of Ojada AS, a privately owned investment company, since 1999. Prior to joining Ojada AS, Mr. Braathen was the chief executive officer of Braathens ASA where he gained extensive experience in the airline industry from 1986 to 1999. Mr. Braathen serves as the Deputy of Chairman of Protector Insurance ASA and is a member of the boards of directors of Northsea PSV AS and Cenzia AS. Mr. Braathen is Chairman of the Board of Directors of Holmen Fondsforvaltning, Sayonara AS, Ojada AS, Okana AS and Onida AS. Mr. Braathen has a Master of International Management from AGSIM, Phoenix Arizona, and a Bachelor of Arts & Economics from the University of Washington, Seattle, Washington.

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

Susan M. Walton has been a member of our board of directors since June 2007. Ms. Walton is currently the Chief Executive Officer of the Pestalozzi International Village Trust, a charity registered in England and Chief Executive Officer of Pestalozzi Enterprises Limited. Until September 2010, Ms. Walton was a sub-regional director of the environmental charity Groundwork London. Prior thereto, Ms. Walton was the chief executive of Hampshire & Isle of Wight Wildlife Trust (“HWT”), a leading wildlife conservation charity in England, where she was responsible for biodiversity projects in two counties and developing partnerships with key stakeholder groups. Prior to joining HWT in 2006, she served as General Manager — Structured Finance and Export Credit, for Rolls-Royce Capital Limited for nine years. Ms. Walton was also a Principal at Babcock & Brown from 1989 to 1997 where she was responsible for producing and implementing Babcock & Brown’s annual European

Aerospace marketing plan. Ms. Walton is a trustee for the Sussex Wildlife Trust, a trustee for the Sussex East Area Meeting of Quakers and a member of the Corporation of Sussex Coast College Hastings. Ms. Walton holds a degree in Environmental Conservation from Birkbeck College, University of London.

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

Compensation of Directors

Each independent member of our board of directors receives an annual cash retainer of $125,000 payable in equal quarterly installments. Our chairman receives an additional $60,000 per year. Each independent director who is a chairman of a committee of the board of directors receives an additional $10,000 per year. Our Manager-appointed directors receive no additional compensation for their service as directors.

We paid to our directors aggregate cash compensation of $0.6 million for services rendered in 2016. We do not have a retirement plan for our directors.

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

We have a 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. We have issued all shares available under the 2010 Plan.

SARs entitle the holder to receive any increase in value between the grant date price of Fly’s ADSs and their value on the exercise date. RSUs entitle the holder to receive a number of Fly’s ADSs equal to the number of RSUs awarded upon vesting. All awards are fully vested. The SARs and RSUs granted in 2011 and 2012 vest in three equal installments on the first, second and third anniversary of the grant date. The Company exercises SARs with newly issued ADSs.

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

Board of Directors

Our board of directors currently consists of seven members. Our bye-laws provide that the board of directors is to consist of a minimum of two and a maximum of 15 directors as the board of directors may from time to time determine. Pursuant to our management agreement and our bye-laws, so long as the Manager holds any of our manager shares, our Manager has the right to appoint the whole number of directors on our board of directors that is nearest to but not more than 3/7ths of the number of directors on our board of directors. These directors are not required to stand for election by shareholders.

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

Audit Committee

Our Audit Committee is concerned primarily with the accuracy and effectiveness of the audits of our financial statements by our independent auditors. Its duties include:

•	selecting independent auditors for approval by our shareholders;
•	reviewing the scope of the audit to be conducted by our independent auditors, as well as the results of their audit;
•	approving audit and non-audit services provided to us by the independent auditors;
•	reviewing the organization and scope of our internal system of audit, financial and disclosure controls;
•	overseeing internal controls and risk management;
•	overseeing our financial reporting activities, including our annual report, and the accounting standards and principles followed;
•	reviewing and approving related-party transactions and preparing reports for the board of directors on such related-party transactions;
•	conducting other reviews relating to compliance with our policies and applicable laws; and
•	overseeing our internal audit function.

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

The table below sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as of March 10, 2017:

	Shares Beneficially Owned
Name	Number	Percent
Donald Smith & Co., Inc. (1)	3,121,334	9.6%
Onex Corporation (2)	2,443,476	7.6%
Hawkeye Capital Management, LLC (3)	1,821,031	5.6%
Summit Aviation Partners LLC (4)	1,743,156	5.4%
(1)	The information above and in this footnote is based on information taken from the Schedule 13G filed by Donald Smith & Co., Inc., and Donald Smith Long/Short Equities Fund, L.P. with the SEC on February 9, 2017. Donald Smith & Co., Inc. has sole voting power over 2,948,240 ADSs and sole dispositive power over 3,121,334 ADSs. Donald Smith Long/Short Equities Fund, L.P. has sole voting power over 13,194 ADSs and sole dispositive power over 3,121,334 ADSs.
(2)	The information above and in this footnote is based on information taken from the Schedule 13G filed by Onex Corporation, Onex Partners III GP LP, Onex Partners GP Inc., Onex US Principals LP, Onex Partners III PV LP, Onex Partners III Select LP, Onex Partners III LP, New PCo II Investments Ltd., 1597257 Ontario Inc., American Farm Investment Corporation, ONCAN Canadian Holdings Ltd. and Gerald W. Schwartz (collectively, the “Onex Reporting Persons”) with the SEC on January 9, 2013, and from information independently communicated by Onex Corporation to us subsequent to December 31, 2016. Onex Corporation has shared voting and dispositive power over 2,427,732 ADSs. Gerald W. Schwartz has shared voting and dispositive power over 2,443,476 ADSs.
(3)	The information above and in this footnote is based on information taken from the Schedule 13G/A filed by Richard A. Rubin, Hawkeye Capital Master, and Hawkeye Capital Management, LLC (collectively, the “Hawkeye Reporting Persons”) with the SEC on February 13, 2017. The Hawkeye Reporting Persons beneficially own 1,821,031 ADS. Richard A. Rubin has sole voting and dispositive power over 1,821,031 ADSs.
(4)	The information above and in this footnote is based on information taken from the Schedule 13D/A filed by Steven Zissis, Zissis Family Trust and Summit Aviation Partners LLC with the SEC on March 14, 2016. Steven Zissis and Zissis Family Trust have shared voting and dispositive power over 1,743,156 ADSs. Summit Aviation Partners LLC has shared voting and dispositive power over 1,610,717 ADSs.

All ADS holders have the same voting rights.

As of February 28, 2017, 3,195,066 of our ADSs were held by 16 holders of record in the United States, not including ADSs held of record by Depository Trust Company, or DTC. As of February 28, 2017, DTC was the holder of record of 29,061,374 ADSs. To the best of our knowledge, 1,438,913 ADSs were beneficially owned by holders with U.S. addresses.

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

On June 19, 2015, we amended our management agreement with the Manager. See “Management Agreement.”

On July 27, 2016, we amended our management agreement with the Manager to make clarifying changes to certain definitions related to the calculation of the Management Expense Amount payable by us to the Manager. See “Management Agreement.”

On February 1, 2017, B&B Air Funding amended its servicing agreement with respect to aircraft financed by the Securitization Notes. See “Servicing Agreements — B&B Air Funding — Servicing Agreement.” On February 1, 2017, we also amended the management agreement with the Manager to accommodate the changes to the servicing and administrative fees relating to the aircraft financed by the Securitization Notes. See “Management Agreement.”

MANAGEMENT AGREEMENT

General

We have a management agreement with our Manager (the “Management Agreement”). In discharging its duties under the Management Agreement, our Manager uses the resources provided to it by BBAM LP. These resources include the dedicated services of Messrs. Colm Barrington and Gary Dales, who serve as our chief executive officer and chief financial officer, respectively, but also remain employees of BBAM LP, the dedicated services of other members of our Manager’s core management team and the non-exclusive services of other personnel employed by BBAM LP.

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

Management and Administrative Services

Base and Rent Fees. With respect to aircraft financed by the Securitization Notes, until December 31, 2016, BBAM was entitled to receive (i) a base fee of $150,000 per month, subject to certain adjustments, and (ii) a rent fee equal to 1.0% of the aggregate amount of rents due and 1.0% of the aggregate amount of rents actually collected.

Effective January 1, 2017, the servicing agreement between B&B Air Funding and BBAM relating to aircraft financed by the Securitization Notes was amended, thereby (i) amending the rent fee to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month and (ii) eliminating the base fee of $150,000 per month, and the management agreement was amended to accommodate these changes.

Origination and Disposition Fees and Change of Control Fees. We generally pay our Manager a fee for each acquisition or sale of aircraft or other aviation assets equal to 1.5% of the gross acquisition cost in respect of acquisitions or the aggregate gross proceeds in respect of dispositions. From time to time, we and our Manager have agreed to modify origination and disposition proceeds in connection with the purchase or sale of aircraft portfolios. Pursuant to the June 2015 amendment to the management agreement, we agreed to reduce the disposition fee payable to our Manager in respect of the ECAF-I Transaction to 1.2% of the aggregate gross proceeds for such aircraft, to be given effect as agreed by us and the Manager.

We also pay our Manager a fee of 1.5% of the aggregate gross consideration received in respect of any change of control of our company, which includes the acquisition of more than 50% of our common shares or the acquisition of all or substantially all of our assets.

In 2016, we paid our Manager origination fees of $8.4 million in connection with the purchase of ten aircraft. In 2015, we paid our Manager origination fees of $9.2 million in connection with the purchase of ten aircraft. In 2014, we paid our Manager origination fees of $12.8 million in connection with the purchase of 22 aircraft.

Administrative Agency Fees. We pay to our Manager an administrative agency fee equal to $750,000 per annum for each aircraft securitization financing (the amount of the administrative agency fee for each aircraft securitization financing we establish will be subject to adjustment as set forth below under “— Fees and Expenses — Adjusting the Base Fees and Administrative Agency Fees”).

Effective January 1, 2017, the administrative agency fee payable with respect to the B&B Air Funding Securitization was reduced, through a rebate, to $20,000 per month, subject to an annual CPI adjustment.

In 2016, we paid the Manager administrative agency fees totaling $0.9 million, which amount was credited toward servicing fees paid pursuant to the servicing agreement between B&B Air Funding and BBAM. In 2015 and 2014, we paid the Manager administrative agency fees totaling $0.8 million in respect of each year.

Adjusting the Base Fees and Administrative Agency Fees. The amount of the base fee payable and the amount of the administrative agency fee payable for each aircraft securitization financing we establish will be increased (but not decreased) annually by the percentage movement (if any) in the CPI index applicable for the previous calendar year.

Ancillary Management and Administrative Services.

We may pay to our Manager such additional fees for any ancillary management and administrative services provided by our Manager to us from time to time as we and our Manager agree to before the ancillary management and administrative services are provided. We did not pay any ancillary management and administrative services fee to our Manager in 2016, 2015 or 2014.

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

Break Fees

Our Manager is entitled to one-third of the value of any break, termination or other similar fees received by us (with such value to be reduced by any third-party costs incurred by or on behalf of us or by our Manager on behalf of us in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by us in any aircraft or other aviation assets. We did not pay any break fees to our Manager in 2016, 2015 or 2014.

Expenses of the Manager

We pay an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to us. Effective as of July 1, 2015, the annual management fee was reduced from $10.7 million to $5.7 million. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of our aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of our aircraft portfolio in excess of $2.0 billion, with a minimum annual management fee of $5.0 million. The management fee is subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year. For the years ended December 31, 2016, 2015 and 2014, we incurred management fees of $6.3 million, $8.2 million and $10.6 million, respectively.

We pay or reimburse our Manager:

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

Term and Termination

The term of the Management Agreement expires on July 1, 2025, and shall be automatically extended for one additional term of five years unless terminated by either party upon 12 months’ notice or terminated earlier as set forth below.

If the Management Agreement is not renewed after July 1, 2025, we will pay the Manager a non-renewal fee on the termination date in an amount equal to (i) $6.0 million plus (ii) so long as the Management Expense Amount does not exceed $12.0 million, 50% of the excess (if any) of the Management Expense Amount over $6.0 million.

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

B&B Air Funding – Servicing Agreement

Pursuant to the servicing agreement between B&B Air Funding and BBAM, BBAM is entitled to receive servicing fees. With respect to aircraft financed by the Securitization Notes until December 31, 2016, BBAM was entitled to receive (i) a base fee of $150,000 per month, subject to certain adjustments, (ii) a rent fee equal to 1.0% of the aggregate amount of rents due and 1.0% of the aggregate amount of rents actually collected and (iii) a sales fee of 1.5% of the aggregate gross proceeds in respect of any aircraft sold.

Effective January 1, 2017, the servicing agreement between B&B Air Funding and BBAM relating to aircraft financed by the Securitization Notes was amended, thereby (i) amending the rent fee to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month and (ii) eliminating the base fee of $150,000 per month.

B&B Air Funding has entered into an administrative services agreement with our Manager to act as its administrative agent and to perform various administrative services, including maintaining its books and records, procuring and supervising legal counsel, accounting, tax and other advisers. In consideration for such services, until December 31, 2016, B&B Air Funding paid the administrative agent an annual fee of $750,000. Effective January 1, 2017, the administrative agency fee has been reduced, through a rebate, to $20,000 per month. In each case, the administrative fee is subject to an annual CPI adjustment, and B&B Air Funding is obligated to reimburse its Manager for its expenses.

For the years ended December 31, 2016, 2015 and 2014, BBAM received base, rent and servicing fees pursuant to the B&B Air Funding servicing agreement totaling $2.4 million, $3.2 million and $3.5 million, respectively. In addition, BBAM received $0.2 million in each year, for the annual CPI adjustment made to such fees pursuant to the management agreement. BBAM also received administrative fees totaling $0.9 million during the year ended December 31, 2016, and $0.8 million for each of the years ended December 31, 2015 and 2014.

For the year ended December 31, 2016, B&B Air Funding incurred disposition fees of $2.0 million in connection with the sale of nine aircraft. For the year ended December 31, 2015, B&B Air Funding incurred disposition fees of $4.5 million in connection with the sale of 17 aircraft. For the year ended December 31, 2014, B&B Air Funding incurred no disposition fees.

The agreement may be terminated in the case of certain events, including:

•	Bankruptcy or insolvency of BBAM LP;
•	BBAM LP ceasing to own, directly or indirectly, at least 50% of the Servicer;
•	Summit ceasing to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million; and
•	during any one year period commencing each April 29, 50% or more of the Servicer’s key finance and legal team or technical and marketing team ceasing to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

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

All Other Aircraft Acquired – Servicing Agreements

With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected and an administrative fee of $1,000 per month per aircraft. Under the Term Loan and the Fly Acquisition III Facility, BBAM is entitled to an administrative fee of $10,000 per month. Prior to the termination of the Fly Acquisition II Facility, BBAM was entitled to an administrative fee of $10,000 per month. In addition, BBAM is entitled to receive a sales fee of 1.5% of the gross consideration collected for any aircraft sold.

For the years ended December 31, 2016, 2015 and 2014, BBAM received servicing and administrative fees totaling $11.3 million, $13.2 million and $12.8 million, respectively.

For the years ended December 31, 2016, 2015 and 2014, we incurred disposition fees of $5.5 million, $11.1 million and $2.2 million, respectively, in connection with the sale aircraft.

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

No dividends were paid in 2016.

The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors as our board of directors deems relevant.

In addition, as a Bermuda company, our ability to pay dividends is subject to certain restrictions imposed by Bermuda law.

ITEM 9.	THE OFFER AND LISTING

Our ADSs, each representing one common share, are traded on the New York Stock Exchange under the symbol “FLY.”

The following table sets forth the annual high and low market prices for our ADSs on the New York Stock Exchange:

	High	Low
2012	$14.17	$11.06
2013	17.37	12.51
2014	16.59	10.86
2015	16.29	11.77
2016	14.45	9.54

The following table sets forth the quarterly high and low market prices for our ADSs on the New York Stock Exchange for the two most recent financial years:

	High	Low
2015
Quarter ending March 31, 2015	$15.55	$13.01
Quarter ending June 30, 2015	16.29	14.48
Quarter ending September 30, 2015	16.05	11.77
Quarter ending December 31, 2015	14.03	12.09
2016
Quarter ending March 31, 2016	13.85	10.63
Quarter ending June 30, 2016	12.65	9.71
Quarter ending September 30, 2016	12.47	9.54
Quarter ending December 31, 2016	14.45	11.53

The following table sets forth the monthly high and low market prices for our ADSs on the New York Stock Exchange for the most recent six months:

	High	Low
2016
September 2016	12.05	11.41
October 2016	12.38	11.53
November 2016	14.10	11.90
December 2016	14.45	13.17
2017
January 2017	14.39	13.37
February 2017	14.40	13.41

ITEM 10.	ADDITIONAL INFORMATION

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

Material Contracts

The following is a list of material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, preceding the date of this Annual Report:

1)	Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. See Item 7 “Related Party Transactions — Servicing Agreement.”
2)	Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited. See Item 7 “Related Party Transactions — Administrative Services Agreements.”
3)	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.”
4)	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.”
5)	Cash Management Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.”
6)	Amendment No. 1 to Servicing Agreement among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation dated April 29, 2010. See Item 7 “Related Party Transactions — Servicing Agreement.”
7)	Form of Loan Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. See Item 5 “Liquidity and Capital Resources—Financing—Nord LB Facility.”
8)	Form of Servicing Agreement among BBAM US LP, BBAM Aviation Services Limited and each company thereof. See Item 7 “Related Party Transactions—Servicing Agreement.”
9)	Aircraft Mortgage and Security Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, the Initial Intermediate Lessees, the Initial Lessor Subsidiaries, the Additional Grantors referred to therein and Wells Fargo Bank Northwest, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Term Loan.”
10)	Amended and Restated Fly Leasing Limited Management Agreement dated December 28, 2012, between Fly Leasing Limited and Fly Leasing Management Co. Limited. See Item 7 “Related Party Transactions — Management Agreement.”
11)	Registration Rights Agreement dated as of December 28, 2012, by and among Fly Leasing Limited and each shareholder identified therein. See Item 7 “ Major Shareholders and Related Party Transactions.”
12)	Amended and Restated Servicing Agreement, dated as of January 24, 2013, by and among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited. See Item 7 “Related Party Transactions — Servicing Agreement.”

13)	Amended and Restated Term Loan Credit Agreement, dated as of November 21, 2013, among Fly Funding II S.à r.l, Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, each other Guarantor Party referred to therein, the Lenders identified therein, Citibank, N.A., and Wells Fargo Bank Northwest, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Term Loan.”
14)	Indenture dated December 11, 2013, between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Unsecured Borrowing.”
15)	First Supplemental Indenture, dated December 11, 2013, between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Unsecured Borrowing.”
16)	Second Supplemental Indenture, dated as of October 3, 2014, between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Unsecured Borrowing.”
17)	Amendment No. 1 to Trust Indenture, dated as of October 24, 2014, by and among Babcock & Brown Air Funding I Limited, Deutsche Bank Trust Company Americas, BNP Paribas and AMBAC Assurance Corporation. See Item 5 “Liquidity and Capital Resources—Financing— Securitization Notes.”
18)	Amendment No. 2 to Servicing Agreement, dated as of October 24, 2014, by and among BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. See Item 7 “Related Party Transactions — Servicing Agreement.”
19)	Amendment to Credit Agreement, dated as of April 22, 2015, among Fly Funding II S.à r.l, each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. See Item 5 “Liquidity and Capital Resources—Financing—Term Loan.”
20)	Sale Agreement dated June 19, 2015, among certain sellers and ECAF I Ltd. See Item 7 “Related Party Transactions — Management Agreement.”
21)	First Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated June 19, 2015, between Fly Leasing Limited and Fly Leasing Management Co. Limited. See Item 7 “Related Party Transactions — Management Agreement.”
22)	Servicing Agreement dated as of February 26, 2016, among BBAM US LP, BBAM Aviation Services Limited and Fly Acquisition III Limited. See Item 7 “Related Party Transactions — Servicing Agreement.”
23)	Facility Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Fly Acquisition III.”
24)	Note Purchase Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Purchasers party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Fly Acquisition III.”
25)	Credit Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Banks party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Fly Acquisition III.”
26)	Second Amendment to Credit Agreement, dated as of October 19, 2016, among Fly Funding II S.à r.l, each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. See Item 5 “Liquidity and Capital Resources—Financing—Term Loan.”

27)	Second Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated July 27, 2016, between Fly Leasing Limited and Fly Leasing Management Co. Limited. See Item 7 “Related Party Transactions — Management Agreement.”
28)	Amendment No. 3 to Servicing Agreement, dated as of February 1, 2017, by and among BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. See Item 7 “Related Party Transactions — Servicing Agreement.”
29)	Third Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of February 1, 2017, between Fly Leasing Limited and Fly Leasing Management Co. Limited. See Item 7 “Related Party Transactions — Management Agreement.”
30)	Fee Rebate Side Letter, dated as of February 1, 2017, by and among Babcock & Brown Air Funding I Limited, Fly Leasing Management Co. Limited, and AMBAC Assurance Corporation. See Item 7 “Related Party Transactions — Management Agreement.”
31)	Guaranty [Fly 2616A Warehouse] dated February 26, 2016 by Fly Leasing Limited. See Item 5 “Liquidity and Capital Resources—Financing—Fly Acquisition III.”

Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at West Pier Business Campus, Dun Laoghaire, County Dublin, A96 N6T7, Ireland. You may read and copy these documents, including the related exhibits and schedules, and any documents we file with the SEC without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these documents are also available at the SEC’s website, http://www.sec.gov. Copies of the material may be obtained by mail from the public reference branch of the SEC at the address listed above at rates specified by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

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

Taxation

Irish Tax Considerations

The following discussion reflects the material Irish tax consequences applicable to both Irish and Non-Irish Holders (as defined below) of the acquisition, ownership and disposition of our shares. This discussion is based on Irish tax law, statutes, treaties, regulations, tax briefings, rulings and decisions all as of the date of this Annual Report. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, to what impact, if any, such changes will have on the summary contained in this Annual Report. Proposed amendments may not be enacted as proposed, and legislative or judicial changes, as well as changes in administrative practice, may modify or change statements expressed herein.

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

For the purposes of this summary of Irish tax considerations:

•	An “Irish Holder” is a holder of our shares that (1) beneficially owns our shares by virtue of holding the related ADSs evidenced by the relevant American Depositary Receipt or ADR; (2) in the case of individual holders, is resident or ordinarily resident in Ireland under Irish taxation laws; and (3) in the case of a holder that is a company, is resident in Ireland under Irish taxation laws and is not also a resident of any other country under any double taxation agreement entered into by Ireland.
•	A “Non-Irish Holder” is a holder of our shares that is not an Irish Holder and has never been an Irish Holder.
•	A “US Holder” is a holder of our shares that (1) beneficially owns our shares by virtue of holding the related ADSs evidenced by the relevant ADR; (2) is a resident of the United States for the purposes of the Ireland/United States Double Taxation Convention; (3) in the case of an individual holder, is not also resident or ordinarily resident in Ireland for Irish tax purposes; (4) in the case of a corporate holder, is not resident in Ireland for Irish tax purposes and is not ultimately controlled by persons resident in Ireland; and (5) is not engaged in any trade or business and does not perform independent personal services through a permanent establishment or fixed base in Ireland.
•	“Relevant Territory” is defined as a country with which Ireland has a double tax treaty (which includes the United States), a country with which Ireland has signed a double taxation treaty which will come into force once all ratification procedures have been completed, or a member state of the European Union other than Ireland.

Irish Dividend Withholding Tax

Dividends that we pay on our shares (including deemed distributions) are generally subject to a 20% dividend withholding tax, or DWT. DWT may not apply where an exemption is permitted by Irish tax legislation or a double taxation treaty and where all necessary documentation has been submitted to the ADS depository prior to the payment of the dividend.

Irish Holders. Individual Irish Holders are generally subject to DWT on any dividend payments that we make. Irish tax resident individual shareholders should be entitled to a tax credit for the amount of DWT suffered on the dividend against their Irish income tax charge on the dividend income. Irish tax resident or ordinary resident individual shareholders that are entitled to receive dividends without DWT (for example certain incapacitated individuals) must submit the necessary documentation to the ADS depository prior to the payment of the dividend.

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

Corporate shareholders that are not resident in Ireland and

•	who are ultimately controlled, whether directly or indirectly, by persons resident in a Relevant Territory and who are not ultimately controlled, whether directly or indirectly, by persons not resident in a Relevant Territory; or
•	who are resident in a Relevant Territory and not controlled directly or indirectly by Irish residents; or
•	whose principal class of shares or the principal class of shares of whose 75% or greater parents are substantially and regularly traded on a recognized stock exchange in a Relevant Territory; or which are wholly owned by two or more companies, each of whose principal class of shares are substantially and regularly traded on a recognized stock exchange in a Relevant Territory or on such other stock exchange as may be approved by the Minister for Finance may receive dividends free from DWT where they provide the ADS depository with the relevant documentation required by Irish law before the record date for the dividend.

Income Tax

Irish and Non-Irish Holders

Irish Holders. Individual Irish Holders are subject to income tax on the gross amount of any dividend (i.e., the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 40% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of any DWT. Individual Irish Holders may, depending on their circumstances, be subject to Pay Related Social Insurance (PRSI) and to the Universal Social Charge with effect from 1 January 2011.

For the year ended 2016, the Universal Social Charge will apply to all income where an individual has income in excess of €13,000 (limit increased from €12,012 in 2015). The Universal Social Charge applies at four different rates1 for 2016 as follows:

•	1% on the first €12,012;
•	3% on the next €6,656;
•	5.5% on the next €51,376 and
•	8% on the aggregate income in excess of €70,044.

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

Non-Irish Holders. Non-Irish Holders will not have an Irish income tax liability on dividends from us if the shareholder is neither resident nor ordinarily resident in Ireland and is:

•	an individual resident in a Relevant Territory and who are not resident or ordinarily resident in Ireland; or
•	a corporation that is resident in a Relevant Territory and not controlled directly or indirectly by Irish residents; or
•	a corporation that is ultimately controlled, whether directly or indirectly, by persons resident in a Relevant Territory and who are not ultimately controlled, whether directly or indirectly, by persons not resident in a Relevant Territory; or
•	a corporation whose principal class of shares (or whose 75% or greater parent’s principal class of shares) are substantially and regularly traded on a recognized stock exchange in a Relevant Territory or on such other stock exchange as may be approved by the Minister for Finance; or
•	a corporation that is wholly owned by two or more corporations each of whose principal class of shares are substantially and regularly traded on a recognized stock exchange in a Relevant Territory or on such other stock exchange as may be approved by the Minister for Finance; or
•	otherwise entitled to an exemption from DWT.

If a Non-Irish Holder is not so exempted, such a shareholder will be liable for Irish income tax (currently 20%) on dividends received from us, but may be entitled to a credit for DWT withheld.

[1]	For the year ended 2015, the Universal Social Charge applied as follows:
•	1.5% on the first €12,012;
•	3.5% on the next €5,564
•	7% on the next €52,468 and
•	8% on the aggregate income in excess of €70,044.

Taxation of Capital Gains

Irish Holders. Irish Holders that acquire shares will generally be considered, for Irish tax purposes, to have acquired their shares at a base cost equal to the amount paid for shares. On subsequent dispositions, shares acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before shares acquired at a later time. Irish Holders that dispose of their shares will generally be subject to Irish capital gains tax (CGT) to the extent that the proceeds realized from such disposition exceed the base cost of the common shares or ADSs disposed of and any incidental expenses. Disposals made on or after 6 December 2012 are subject to CGT at 33%. Unutilized capital losses from other sources generally can be used to reduce gains realized on the disposal of our shares.

An annual exemption allows individuals to realize chargeable gains of up to €1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual (it is not available to corporate holders) and cannot be transferred between spouses. Irish Holders are required, under Ireland’s self-assessment system, to file a tax return reporting any chargeable gains arising to them in a particular tax year. When disposal proceeds are received in a currency other than euro they must be translated into euro amounts to calculate the amount of any chargeable gain or loss. Similarly, acquisition costs denominated in a currency other than the euro must be translated at the date of acquisition to euro amounts. Irish Holders that realize a loss on the disposition of our shares generally will be entitled to offset such allowable losses against capital gains realized from other sources in determining their CGT liability in a year. Allowable losses which remain unrelieved in a year generally may be carried forward indefinitely for CGT purposes and applied against capital gains in future years. Transfers between spouses will not give rise to any chargeable gain or loss for CGT purposes.

Non-Irish Holders. A person who is not resident or ordinarily resident in Ireland is not subject to Irish capital gains tax on the disposal of our shares unless at or before the time when the chargeable gain arose, such shares are used, held or acquired for the purposes of a trade carried on by such a shareholder though a branch or agency in Ireland.

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

Irish Stamp Duty

No Irish stamp or capital duty shall apply to the issuance of the common shares. Transfers of the common shares would not ordinarily be subject to Irish stamp duty, unless the transfer was related to Irish property or any matter or thing done or to be done in Ireland. In such cases a 1% stamp duty charge will arise for the transferee based on the transfer consideration for (or, if higher, the market value of) the shares.

Transfers of ADSs are exempt from Irish stamp duty when the ADSs are dealt in on the New York Stock Exchange, NASDAQ National Market or any recognized stock exchange in the United States or Canada and the transfer does not relate to Irish property or any matter or thing done or to be done in Ireland.

Irish Corporation Tax

In general, Irish tax resident companies pay corporation tax at the rate of 12.5% on trading income and 25% on non-trading income. Fly and its Irish tax resident subsidiaries intend to conduct business so that they carry on a trading business for Irish tax purposes. Non-trading income, including certain categories of interest income, will be subject to corporation tax at the rate of 25%.

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

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Securitization Notes, the Term Loan and other borrowings. As of December 31, 2016, we had 75 lease agreements associated with our flight equipment held for operating lease, 63 of which require the payment of a fixed rent amount during the lease term, and the remaining 12 require a floating rent amount based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

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

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $16.0 million, and would have increased or decreased our revenues by $6.7 million and $4.9 million, respectively, on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. Changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. As of December 31, 2016, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $12.7 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $14.9 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $12.0 million. As of December 31, 2016, the fair market value of our interest rate swap derivative assets, excluding accrued interest, was $1.9 million. A 100 basis-point increase in the interest rate would increase the fair market value of our derivative assets by approximately $3.4 million. A 100 basis-point decrease in the interest rate would reduce the fair market value of our derivative assets by approximately $3.4 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. We have one lease pursuant to which we receive a portion of the rent amount in Euros and the secured borrowing associated with such aircraft is partially denominated in Euros. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate on the Euro denominated secured borrowing would result in a $2.3 million unrealized foreign exchange gain or loss.

In 2016, we recorded an unrealized foreign currency exchange gain of $0.4 million, resulting primarily from an increase of the U.S. Dollar value relative to the Euro. In 2015, we recorded an unrealized foreign currency exchange gain of $1.2 million.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatility in foreign exchange rates could have a material impact on our results of operations.

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

(a) Disclosure Controls and Procedures

As of December 31, 2016, an evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management of Fly Leasing Limited is responsible for establishing and maintaining adequate internal control over financial reporting for our company. With the participation of our Chief Executive Officer and our Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 using the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Our independent auditor, Deloitte & Touche LLP, a registered public accounting firm, has issued their report which is included below.

(c) Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Fly Leasing Limited

We have audited the internal control over financial reporting of Fly Leasing Limited and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2016 of the Company and our report dated March 14, 2017 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ DELOITTE & TOUCHE LLP

San Francisco, CA
March 14, 2017

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our principal accountants for the years ended December 31, 2016 and 2015 were Deloitte & Touche LLP.

The table below summarizes the fees for professional services rendered by Deloitte & Touche LLP for the audit of our annual financial statements for the years ended December 31, 2016 and 2015, respectively, and fees billed for other services rendered (in thousands):

	Years ended
	2016		2015 (1)
	Amount	%	Amount	%
Audit fees	$1,798	90%	$2,768	89%
Tax fees	175	9%	330	11%
All other fees	20	1%	3	—
Total	$1,993	100%	$3,101	100%
(1)	Includes $1.9 million of audit fees and $0.3 million of tax fees that were paid to Ernst & Young LLP in 2015.

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

The following table summarizes the repurchase of our common shares during the year ended December 31, 2016:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Repurchased Plan	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs
January 1-31, 2016	1,053,400	$12.17	1,053,400	$12.2 million
February 1-28, 2016	836,240	$11.65	836,240	$2.4 million
March 1-31, 2016	182,270	$13.06	182,270	$30.0 million	(1) (2)
April 1-30, 2016	—	—	—	$30.0 million
May 1-31, 2016	—	—	—	$30.0 million
June 1-30, 2016	251,500	$10.47	251,500	$27.4 million
July 1-31, 2016	408,611	$10.69	408,611	$74.8 million	(3)
August 1-31, 2016	251,302	$11.93	251,302	$71.8 million
September 1-30, 2016	234,098	$11.82	234,098	$69.0 million
October 1-31, 2016	186,824	$11.92	186,824	$66.8 million
November 1-30, 2016	10,715	$12.00	10,715	$66.7 million
December 1-31, 2016	—	—	—	$66.7 million
(1)	The $25.0 million share repurchase program previously announced in November 2015 was completed in the first quarter of 2016.
(2)	In March 2016, our board of directors approved a $30.0 million share repurchase program expiring in March 2017.
(3)	In July 2016, our board of directors approved a $75.0 million share repurchase program for the balance of 2016, and 2017, to replace its previously authorized $30.0 million share repurchase program. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions.
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

88

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 below for information regarding our financial statements and additional information required to be disclosed under this Item.

ITEM 18.	FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Fly Leasing Limited

We have audited the accompanying consolidated balance sheets of Fly Leasing Limited and subsidiaries (the “Company”) as of December 31, 2016, and 2015 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2016. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fly Leasing Limited and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated on March 14, 2017 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
San Francisco, CA
March 14, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Fly Leasing Limited

We have audited the accompanying consolidated balance sheet of Fly Leasing Limited as of December 31, 2014, and the related accompanying consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fly Leasing Limited at December 31, 2014, and the consolidated results of its operations and its cash flows for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Francisco, California
May 2, 2016

Fly Leasing Limited
Consolidated Balance Sheets

AT DECEMBER 31, 2016 AND 2015
(Dollars in thousands, except par value data)

	December 31,
	2016	2015
Assets
Cash and cash equivalents	$517,964	$275,998
Restricted cash and cash equivalents	94,123	174,933
Rent receivables	419	124
Investment in unconsolidated subsidiary	7,700	7,170
Investment in finance lease, net	15,095	34,878
Flight equipment held for sale, net	—	237,262
Flight equipment held for operating lease, net	2,693,821	2,585,426
Maintenance rights, net	101,969	94,493
Deferred tax assets, net	7,445	7,505
Fair value of derivative assets	1,905	241
Other assets, net	6,568	6,450
Total assets	$3,447,009	$3,424,480
Liabilities
Accounts payable and accrued liabilities	$13,786	$17,548
Rentals received in advance	13,123	14,560
Payable to related parties	5,042	7,170
Security deposits	42,495	48,876
Maintenance payment liability	182,571	194,543
Unsecured borrowings, net	691,390	689,409
Secured borrowings, net	1,831,985	1,695,711
Deferred tax liability, net	19,847	28,246
Fair value of derivative liabilities	13,281	19,327
Other liabilities	40,254	52,126
Total liabilities	2,853,774	2,767,516
Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 32,256,440 and 35,671,400 shares issued and outstanding at December 31, 2016 and 2015, respectively	32	36
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	536,922	577,290
Retained earnings	66,026	95,138
Accumulated other comprehensive loss, net	(9,745)	(15,500)
Total shareholders’ equity	593,235	656,964
Total liabilities and shareholders’ equity	$3,447,009	$3,424,480

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014
(Dollars in thousands, except per share data)

	Years ended
	2016	2015	2014
Revenues
Operating lease revenue	$313,582	$429,691	$406,563
Finance lease income	2,066	299	—
Equity earnings from unconsolidated subsidiary	530	1,159	3,562
Gain on sale of aircraft	27,195	28,959	14,761
Interest and other income	1,666	2,289	662
Total revenues	345,039	462,397	425,548
Expenses
Depreciation	120,452	159,732	166,983
Aircraft impairment	96,122	66,093	1,200
Interest expense	123,161	145,448	142,519
Selling, general and administrative	30,077	33,674	41,033
Ineffective, dedesignated and terminated derivatives	91	4,134	72
Net (gain) loss on extinguishment of debt	9,246	17,491	(2,194)
Maintenance and other costs	2,279	7,628	7,060
Total expenses	381,428	434,200	356,673
Net income (loss) before provision for income taxes	(36,389)	28,197	68,875
Provision (benefit) for income taxes	(7,277)	5,399	8,691
Net income (loss)	$(29,112)	$22,798	$60,184
Weighted average number of shares:
Basic	33,239,001	41,222,690	41,405,211
Diluted	33,239,001	41,315,149	41,527,584
Earnings (loss) per share:
Basic	$(0.88)	$0.52	$1.42
Diluted	$(0.88)	$0.52	$1.42
Dividends declared and paid per share	$—	$1.00	$1.00

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Comprehensive Income

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014
(Dollars in thousands)

	Years ended
	2016	2015	2014
Net income (loss)	$(29,112)	$22,798	$60,184
Other components of comprehensive income (loss), net of tax:
Change in fair value of derivatives, net of deferred tax (1)	5,036	158	(3,238)
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax (2)	(10)	(130)	—
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax (3)	729	1,563	—
Comprehensive income (loss)	$(23,357)	$24,389	$56,946
(1)	The associated deferred tax expense was $0.7 million and $0.3 million for the years ended December 31, 2016 and 2015, respectively. The associated deferred tax benefit was $0.6 million for the year ended December 31, 2014.
(2)	The associated deferred tax benefit was $1,000 and $19,000 for the years ended December 31, 2016 and 2015, respectively.
(3)	The associated deferred tax expense was $0.1 million and $0.2 million for the years ended December 31, 2016 and 2015, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Shareholders’ Equity

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Dollars in thousands)

	Manager Shares		Common Shares		Additional Paid-in Capital	Retained Earnings (Deficit)	Other Comprehensive Loss, net	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance December 31, 2013	100	—	41,306,338	41	658,492	97,416	(13,853)	742,096
Dividends to shareholders	—	—	—	—	—	(41,392)	—	(41,392)
Dividend equivalents	—	—	—	—	—	(1,426)	—	(1,426)
Shares issued in connection with vested share grants	—	—	119,666	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	6,994	—	—	—	—	—
Share-based compensation	—	—	—	—	30	—	—	30
Net income	—	—	—	—	—	60,184	—	60,184
Net change in the fair value of derivatives, net of deferred tax of $0.6 million (1)	—	—	—	—	—	—	(3,238)	(3,238)
Balance December 31, 2014	100	$—	41,432,998	$41	$658,522	$114,782	$(17,091)	$756,254
Dividends to shareholders	—	—	—	—	—	(41,388)	—	(41,388)
Dividend equivalents	—	—	—	—	—	(1,054)	—	(1,054)
Shares issued in connection with vested share grants	—	—	36,075	—	—	—	—	—
Shares repurchased pursuant to share repurchase program	—	—	(421,329)	—	(5,529)	—	—	(5,529)
Shares repurchased pursuant to tender offer	—	—	(5,376,344)	(5)	(75,898)	—	—	(75,903)
Share-based compensation	—	—	—	—	195	—	—	195
Net income	—	—	—	—	—	22,798	—	22,798
Net change in the fair value of derivatives, net of deferred tax of $0.3 million (1)	—	—	—	—	—	—	158	158
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax of $19,000 (1)	—	—	—	—	—	—	(130)	(130)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.2 million (1)	—	—	—	—	—	—	1,563	1,563
Balance December 31, 2015	100	$—	35,671,400	$36	$577,290	$95,138	$(15,500)	$656,964
Shares repurchased	—	—	(3,414,960)	(4)	(40,368)	—	—	(40,372)
Net loss	—	—	—	—	—	(29,112)	—	(29,112)
Net change in the fair value of derivatives, net of deferred tax of $0.7 million (1)	—	—	—	—	—	—	5,036	5,036
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax of $1,000 (1)	—	—	—	—	—	—	(10)	(10)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.1 million (1)	—	—	—	—	—	—	729	729
Balance December 31, 2016	100	$—	32,256,440	$32	$536,922	$66,026	$(9,745)	$593,235
(1)	See Note 11 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014
(Dollars in thousands)

	Years ended
	2016	2015	2014
Cash Flows from Operating Activities
Net income (loss)	$(29,112)	$22,798	$60,184
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity earnings from unconsolidated subsidiary	(530)	(1,159)	(3,562)
Finance lease income	(2,066)	(299)	—
Gain on sale of aircraft	(27,195)	(28,959)	(14,761)
Depreciation	120,452	159,732	166,983
Aircraft impairment	96,122	66,093	1,200
Amortization of debt discounts and debt issuance costs	9,375	11,922	12,516
Amortization of lease incentives	8,898	20,527	18,934
Amortization of lease discounts, premiums and other items	388	2,046	2,841
Amortization of GAAM acquisition date fair value adjustments	1,621	3,650	6,260
Net loss (gain) on debt modification and extinguishment	6,094	13,868	(2,247)
Share-based compensation	—	195	30
Unrealized foreign exchange gain	(437)	(1,247)	—
Provision for deferred income taxes	(9,158)	4,919	5,733
Unrealized loss on derivative instruments	76	4,134	38
Security deposits and maintenance payment liability recognized into earnings	(3,450)	(48,658)	(32,271)
Security deposits and maintenance payment claims applied towards operating lease revenues	(684)	—	—
Distributions from unconsolidated subsidiary	—	—	5,501
Cash receipts in settlement of maintenance rights	9,513	—	—
Changes in operating assets and liabilities:
Rent receivables	(1,034)	6,814	(4,767)
Other assets	(1,134)	137	(1,589)
Payable to related parties	(17,163)	(19,407)	(12,848)
Accounts payable, accrued liabilities and other liabilities	(10,965)	(2,183)	18,990
Net cash flows provided by operating activities	149,611	214,923	227,165
Cash Flows from Investing Activities
Distributions from (investment in) unconsolidated subsidiary	—	(2,009)	1,132
Rent received from finance lease	2,970	424	—
Investment in finance lease	—	(33,596)	—
Purchase of flight equipment	(552,166)	(567,523)	(915,450)
Proceeds from sale of aircraft, net	430,867	1,110,046	88,617
Payments for aircraft improvement	(2,230)	(8,196)	(9,841)
Payments for maintenance	(2,712)	(18,609)	(5,017)
Net cash flows provided by (used in) investing activities	(123,271)	480,537	(840,559)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	80,828	(35,794)	35,690
Security deposits received	920	13,914	18,134
Security deposits returned	(7,438)	(7,788)	(4,728)
Maintenance payment liability receipts	71,514	84,491	85,172
Maintenance payment liability disbursements	(10,951)	(38,768)	(45,412)
Net swap termination payments	(709)	(3,737)	—
Debt issuance costs	(2,552)	(933)	(1,803)
Proceeds from unsecured borrowings	—	—	396,563
Proceeds from secured borrowings	572,719	147,276	298,658
Repayment of secured borrowings	(448,346)	(791,385)	(192,974)
Shares repurchased	(40,257)	(81,432)	—
Dividends paid	—	(41,388)	(41,392)
Dividend equivalents	—	(1,054)	(1,426)
Net cash flows provided by (used in) financing activities	215,728	(756,598)	546,482
Effect of exchange rate changes on cash and cash equivalents	(102)	(424)	—
Net increase (decrease) in cash and cash equivalents	241,966	(61,562)	(66,912)
Cash and cash equivalents at beginning of year	275,998	337,560	404,472
Cash and cash equivalents at end of year	$517,964	$275,998	$337,560

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014
(Dollars in thousands) (continued)

	Years ended
	2016	2015	2014
Supplemental Disclosure:
Cash paid during the year for:
Interest	$110,351	$132,780	$119,745
Taxes	460	384	188
Noncash Activities:
Security deposits applied to maintenance payment liability, rent receivables, other assets and rentals received in advance	—	3,292	1,938
Maintenance payment liability applied to rent receivables and rentals received in advance	—	2,523	—
Other liabilities applied to maintenance payment liability and rent receivables	2,550	240	979
Noncash investing activities:
Aircraft improvement	5,245	1,587	2,882
Noncash activities in connection with purchase of aircraft	6,388	19,382	26,002
Noncash activities in connection with sale of aircraft	78,722	93,819	12,479

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Notes to Consolidated Financial Statements

For the year ended December 31, 2016

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

PRIOR PERIOD RECLASSIFICATION

In 2016, the Company corrected how it presents its consolidated deferred tax balance on its Consolidated Balance Sheet from prior periods. The Company has grouped and showed separately on the Consolidated Balance Sheet, as either an asset or liability, its subsidiaries that have a net deferred tax asset and those that have a net deferred tax liability balance as of the period end. As a result, the Company reclassified $7.5 million from the previously reported net deferred tax liability balance to deferred tax assets, net, as of December 31, 2015, to conform to the current period presentation.

The reclassification had no impact to the Company’s previously reported net income, including earnings per share or shareholders’ equity.

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

RESTRICTED CASH AND CASH EQUIVALENTS

The Company’s restricted cash and cash equivalents consist primarily of (i) security deposits and certain maintenance payments received from lessees under the terms of various lease agreements, (ii) a portion of rents collected which may be required to be held as cash collateral under certain of the Company’s debt facilities and (iii) other cash, which may be subject to withdrawal restrictions pursuant to the Company’s credit agreements or its deferred tax arrangements.

All restricted cash is held by major financial institutions in segregated accounts.

RENT RECEIVABLES

Rent receivables represent unpaid lessee obligations under existing lease contracts. Any allowance for doubtful accounts is established on a specific identification basis and is maintained at a level believed by management to be adequate to absorb probable losses associated with rent receivables. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor’s operating environment. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends impacting the lessees and their credit worthiness, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2016 and 2015, the Company had no allowance for doubtful accounts.

In addition, the Company places a lessee on non-accrual status once it determines that it is no longer probable that the Company will receive the economic benefits of the lease. The Company recognizes revenue from a lessee on non-accrual status only as cash is received.

INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

Fly has a 57.4% interest in Fly-Z/C Aircraft Holdings LP (“Fly-Z/C LP”). Fly accounts for its interest in the unconsolidated subsidiary using the equity method as the Company does not control the entity. Under the equity method, the Company’s investment is initially recorded at cost and the carrying amount is affected by its share of the unconsolidated subsidiary’s undistributed earnings and losses, and distributions of dividends and capital.

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

INVESTMENT IN FINANCE LEASE

The Company has recorded one lease as an investment in finance lease. The investment in finance lease equals the sum of amounts to be received under the lease, plus the estimated residual value of the equipment at lease termination, less unearned income. Residual value reflects management’s estimate of the amounts to be received at lease termination from the re-lease or disposition of the leased equipment. Initial unearned income represents the amount by which the original sum of the lease receivable and the estimated residual value exceeds the original cost of the leased equipment. Unearned income is recognized as finance lease income over the lease term in a manner that produces a constant rate of return on the net investment in the lease based on an implicit interest rate. Initial direct costs and fees related to lease origination are deferred as part of the investment and amortized over the lease term.

FLIGHT EQUIPMENT HELD FOR SALE

In accordance with guidance provided by the Financial Accounting Standards Board (“FASB”), flight equipment is classified as held for sale when the Company commits to and commences a plan of sale that is reasonably expected to be completed within one year and satisfies certain other held for sale criteria. Flight equipment held for sale is recorded at the lesser of carrying value or fair value, less estimated cost to sell. The Company continues to recognize rent from aircraft held for sale until the date the aircraft is sold. Rent collected from the sale contract date through the aircraft disposition date reduces the sale proceeds and gain on sale of aircraft. Imputed interest earned from the sale contract date through the aircraft disposition date increases the selling price of an aircraft. An impairment loss is recorded for an asset or asset group held for sale when the carrying value of the asset or asset group exceeds its fair value, less estimated cost to sell. An aircraft classified as held for sale is not depreciated.

Subsequent changes to the asset’s fair value are recorded as adjustments to the carrying value of the flight equipment. However, any such adjustment will not cause the asset’s fair value to exceed its original carrying value.

FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

Flight equipment held for operating lease are recorded at cost and depreciated to estimated residual values on a straight-line basis over their estimated remaining useful lives. Useful life is generally 25 years from the date of manufacture. Residual values are generally estimated to be 15% of the original manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:

•	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.
•	Flight equipment that is out of production and may have a shorter useful life or lower residual value due to obsolescence.
•	The remaining life of a converted freighter is determined based on the date of conversion, in which case, the total useful life may extend beyond 25 years from the date of manufacture.
•	Flight equipment that management believes will be disposed of prior to the end of its estimated useful life.

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

IMPAIRMENT OF FLIGHT EQUIPMENT

The Company evaluates flight equipment for impairment when circumstances indicate that the carrying amounts of such assets may not be recoverable. The Company’s evaluation of impairment indicators include, but are not limited to, recent transactions for similar aircraft, adverse changes in market conditions for specific aircraft types, third party appraisals of aircraft, published values for similar aircraft, any occurrence of adverse changes in the aviation industry and the overall market conditions that could impact the fair value of the Company’s aircraft. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will assess whether the carrying values of the flight equipment exceed the fair values and an impairment loss is required. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft. The Company will also record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value.

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

MAINTENANCE RIGHTS

The Company identifies, measures and accounts for maintenance right assets and liabilities associated with its acquisitions of aircraft with in-place leases. A maintenance right asset represents the fair value of its contractual right under a lease to receive an aircraft in an improved maintenance condition at lease expiry as compared to the maintenance condition on the acquisition date. A maintenance right liability represents the Company’s obligation to pay the lessee for the difference between the lease end contractual maintenance condition of the aircraft at lease expiry and the actual maintenance condition of the aircraft on the acquisition date.

The Company’s aircraft are typically subject to triple-net leases pursuant to which the lessee is responsible for maintenance, which is accomplished through one of two types of provisions in its leases: (i) end of lease return conditions (EOL Leases) or (ii) periodic maintenance payments (MR Leases).

EOL Leases

Under EOL Leases, the lessee is obligated to comply with certain return conditions which require the lessee to perform lease end maintenance work or make cash compensation payments at the end of the lease to bring the aircraft into a specified maintenance condition.

Maintenance right assets in EOL Leases represent the difference in value between the contractual right to receive an aircraft in an improved maintenance condition at lease expiry as compared to the maintenance condition on the acquisition date. Maintenance right liabilities exist in EOL Leases if, on the acquisition date, the maintenance condition of the aircraft is greater than the contractual return condition in the lease at lease expiry and the Company is required to pay the lessee in cash for the improved maintenance condition. Maintenance right assets, net are recorded as a separate line item on the Company’s balance sheet.

When the Company has recorded maintenance right assets with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry in the contractually specified maintenance condition without any cash payment to the Company by the lessee, the maintenance right asset is relieved and an aircraft improvement is recorded to the extent the improvement is substantiated and deemed to meet the Company’s capitalization policy; (ii) the lessee pays the Company cash compensation at lease expiry in excess of the value of the maintenance right asset, the maintenance right asset is relieved and any excess is recognized as end of lease income; or (iii) the lessee pays the Company cash compensation at lease expiry that is less than the value of the maintenance right asset, the cash is applied to the maintenance right asset and the balance of such asset is relieved and recorded as an aircraft improvement to the extent the improvement is substantiated and meets the Company’s capitalization policy. Any aircraft improvement will be depreciated over a period to the next scheduled maintenance event in accordance with our policy with respect to major maintenance.

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

Maintenance right assets in MR Leases represent the right to receive an aircraft in an improved condition relative to the actual condition on the acquisition date. The aircraft is improved by the performance of qualified major maintenance paid for by the lessee who is reimbursed by the Company from the periodic maintenance payments that it receives. Maintenance right assets, net will be recorded as a separate line item on the Company’s balance sheet.

When the Company has recorded maintenance right assets with respect to MR Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry and no qualified major maintenance has been performed by the lessee since the acquisition date, the maintenance right asset is offset by the amount of the associated maintenance payment liability and any excess is recorded as end of lease income, which is consistent with the Company’s existing policy; or (ii) the Company has reimbursed the lessee for the performance of qualified major maintenance, the maintenance right asset is relieved and an aircraft improvement is recorded.

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

At the hedge’s inception and at least every reporting period thereafter, a formal assessment is performed to determine whether changes in cash flows of the derivative instrument have been highly effective in offsetting changes in the cash flows of the hedged items and whether they are expected to be highly effective in the future. The Company discontinues hedge accounting prospectively when (i) it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the derivative instrument is carried at its fair market value on the balance sheet with changes in fair value recognized into current-period earnings. The remaining balance in accumulated other comprehensive income associated with the derivative that has been discontinued is not recognized in the income statement unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in earnings when earnings are affected by the hedged transaction.

OTHER ASSETS

Other assets consist primarily of unamortized lease premiums, initial direct lease costs and other miscellaneous receivables. Lease premiums are amortized into operating lease income over the lease term.

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

Maintenance payment liability balances at the end of a lease or any amount received as part of a redelivery adjustment are recorded as lease revenue at lease termination, including early termination upon a default. When flight equipment is sold, the maintenance payment liability amounts may be remitted to the buyer in accordance with the terms of the related agreements and are released from the balance sheet as part of the disposition gain or loss

REVENUE RECOGNITION

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, recognition is delayed until the criteria are met.

•	Operating lease revenue. The Company receives lease revenues from flight equipment under operating leases. Rental income from aircraft is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee to exercise an option to extend the lease for an additional term. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when collection is not reasonably assured.
•	End of lease income. The amount of end of lease income the Company recognizes in any reporting period is inherently volatile and depends upon a number of factors including timing of lease expiries, scheduled and unscheduled, and the timing of maintenance performed on the aircraft by the lessee, among others.
•	Lease incentives. The Company's leases may contain provisions which require the Company to contribute a portion of the lessee’s costs for heavy maintenance, overhaul or replacement of certain high-value components. The accounts for these expected payments as lease incentives, which are amortized as a reduction of lease revenue over the life of the lease.
•	Finance lease income. Revenue from finance lease is recognized using the interest method to produce a level yield over the life of the finance lease.

SHARE-BASED COMPENSATION

The Company has a 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. The Company has issued all shares available under the 2010 Plan.

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

INCOME TAXES

The Company provides for income taxes by tax jurisdiction. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statements and tax basis of existing assets and liabilities at the enacted tax rates expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amount that management ultimately expects to be more-likely-than-not realized.

The Company applies a recognition threshold of more-likely-than-not to be sustained in the examination of income tax on uncertainties. The Company has elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during the years ended December 31, 2016, 2015 and 2014.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. The guidance specifically notes that lease contracts with customers are a scope exception. However, the standard may impact the accounting for revenue other than lease revenue. The Company is currently evaluating the potential impact the adoption will have on its consolidated financial condition, results of operations and cash flows. The Company plans to adopt the guidance effective January 1, 2018.

In February 2016, FASB issued its new lease standard, ASU 2016-02, Leases. Under the new standard, the accounting for leases by lessors would remain basically unchanged from the existing concepts in ASC 840, Leases. In addition, FASB has decided that lessors would be precluded from recognizing selling profit and revenue at lease commencement for any sales-type or direct finance lease that does not transfer control of the underlying asset to the lessee. The Company is currently evaluating the potential impact the adoption of the standard will have on its consolidated financial condition, results of operations and cash flows. The Company plans to adopt the standard effective January 1, 2018.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The guidance requires application using a retrospective transition method. The Company is currently evaluating the potential impact the adoption of the standard will have on its statement of cash flows. The Company plans to adopt the guidance effective January 1, 2018.

In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230). ASU 2016-18 provides guidance on the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires entities to show the changes in total of cash, cash equivalents, restricted cash and restricted cash equivalents. As a result, entities will no longer present transfers between cash and cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires application using a retrospective transition method to each period presented. The Company anticipates that the adoption of the standard will have an effect on the financing section of its statement of cash flows. The Company plans to adopt the guidance effective January 1, 2018.

In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires the recognition of current and deferred income taxes for intra-entity asset transfers, other than inventory, when the transfer occurs. Historically, the income tax consequence was not recognized until the asset was sold to a third party. The Company is currently evaluating the potential impact the adoption of the standard will have on its consolidated financial condition, results of operations and cash flows. The Company plans to adopt the guidance effective January 1, 2018.

In January 2017, FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU 2017-01 provides guidance to assist with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The Company adopted the guidance effective October 1, 2016, and now accounts for the acquisition of aircraft with in-place leases as asset acquisitions. During the fourth quarter of 2016, the Company capitalized $0.8 million in acquisition fees.

3.	INVESTMENT IN FINANCE LEASE

At December 31, 2016 and 2015, the Company had one investment in finance lease. At December 31, 2016, the Company’s investment in finance lease was the result of an amendment to an existing operating lease which was then reclassified as a finance lease, resulting in a gain of $2.7 million. The implicit interest rate in this finance lease was 5%. At December 31, 2015, the Company’s investment in finance lease was attributable to one aircraft, which was then sold in 2016, recognizing a $4.2 million gain on sale of aircraft. The implicit interest rate in this finance lease was 10%. During the years ended December 31, 2016 and 2015, the Company recognized finance lease income totaling $2.1 million and $0.3 million, respectively.

The Company’s net investment in finance lease consisted of the following (dollars in thousands):

	December 31, 2016	December 31, 2015
Total minimum lease payments receivable	$15,080	$45,901
Estimated unguaranteed residual value of leased asset	4,227	15,000
Unearned finance income	(4,212)	(26,023)
Net Investment in Finance Lease	$15,095	$34,878

Presented below are the contracted future minimum rental payments due under non-cancellable finance lease, as of December 31, 2016.

Year ending December 31,	(Dollars in thousands)
2017	$1,880
2018	1,800
2019	1,800
2020	1,800
2021	1,800
Thereafter	6,000
Future minimum rental payments under finance lease	$15,080
4.	FLIGHT EQUIPMENT HELD FOR SALE

In 2015, the Company agreed to sell 45 aircraft in two portfolio sales (the “Sale Transactions”). The Company delivered 32 of these aircraft to the purchasers and recognized a gain on sale of aircraft of $33.0 million in 2015. The Company delivered the remaining 13 aircraft and recognized a gain on sale of aircraft of $5.0 million in 2016.

At December 31, 2015, the Company had 13 aircraft held for sale with a total net book value of $237.3 million. At December 31, 2016, the Company had no flight equipment held for sale.

5.	FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

As of December 31, 2016, the Company had 75 aircraft held for operating lease, on lease to 41 lessees in 26 countries. As of December 31, 2015, the Company had 79 aircraft held for operating lease, of which 77 aircraft were on lease to 43 lessees in 27 countries, and two aircraft were off-lease.

During the year ended December 31, 2016, the Company purchased ten aircraft held for operating lease, and capitalized $545.8 million. During the year ended December 31, 2015, the Company purchased nine aircraft held for operating lease, and capitalized $585.4 million.

During the year ended December 31, 2016, the Company sold 13 aircraft held for operating lease, 12 of which generated a $15.2 million gain on sale of aircraft. The Company recorded a gain on debt extinguishment of $0.6 million with the sale of the last aircraft, which was financed by a secured borrowing. The sale proceeds were paid to the lender as full and final discharge of the associated loan. During the year ended December 31, 2015, the Company sold 12 aircraft held for operating lease and recognized a loss on sale of aircraft of $4.0 million. During the year ended December 31, 2014, the Company sold eight aircraft held for operating lease, six of which generated a gain on sale of aircraft of $14.8 million. The Company recorded a gain on debt extinguishment of $2.3 million in connection with the sale of the other two aircraft. The sale proceeds were paid to the lenders as full and final discharge of the loans secured by these two aircraft.

During the year ended December 31, 2016, the Company recognized aircraft impairment of $96.1 million related to one narrow-body aircraft and three wide-body aircraft. The Company sold the narrow-body aircraft in the third quarter of 2016, with proceeds paid to the lender in full satisfaction of the associated debt. During the year ended December 31, 2015, the Company recognized aircraft impairment of $66.1 million. The impairment charge related to three wide-body aircraft nearing the end of their economic lives and 11 narrow-body aircraft, ten of which were sold in 2015 and 2016. For the year ended December 31, 2014, the Company recognized an impairment loss of $1.2 million in respect of a wide-body aircraft. This aircraft was sold during the first quarter of 2016.

Flight equipment held for operating lease consists of the following (dollars in thousands):

	December 31, 2016	December 31, 2015
Cost	$3,180,160	$3,059,974
Accumulated depreciation	(486,339)	(474,548)
Flight equipment held for operating lease, net	$2,693,821	$2,585,426

The Company capitalized $5.7 million and $26.1 million of major maintenance expenditures for the years ended December 31, 2016 and 2015, respectively. In 2016, the full amount of the maintenance expenditures was capitalized in flight equipment held for operating lease. Of the amount capitalized in 2015, $16.6 million was included in flight equipment held for operating lease, and $9.5 million was included in flight equipment held for sale.

The classification of the net book value of flight equipment held for operating lease, net and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows (dollars in thousands):

	December 31, 2016		December 31, 2015
Europe:
United Kingdom	$143,560	5%	$244,179	9%
Turkey	142,787	5%	171,861	7%
Russia	17,582	1%	—	—
Other	335,483	13%	359,929	14%
Europe — Total	639,412	24%	775,969	30%
Asia and South Pacific:
India	574,853	21%	208,009	8%
Philippines	279,031	10%	289,558	11%
China	194,774	7%	221,576	9%
Other	216,244	9%	224,015	8%
Asia and South Pacific — Total	1,264,902	47%	943,158	36%
Mexico, South and Central America:
Chile	86,251	3%	89,406	4%
Other	83,368	3%	87,561	3%
Mexico, South and Central America — Total	169,619	6%	176,967	7%
North America:
United States	156,472	6%	218,363	9%
Other	55,044	2%	57,906	2%
North America — Total	211,516	8%	276,269	11%
Middle East and Africa:
Ethiopia	332,817	12%	342,736	13%
Other	75,555	3%	51,056	2%
Middle East and Africa — Total	408,372	15%	393,792	15%
Off-Lease — Total	—	—	19,271	1%
Total flight equipment held for operating lease, net	$2,693,821	100%	$2,585,426	100%

The distribution of operating lease revenue by geographic region for the years ended December 31, 2016, 2015 and 2014 is as follows (dollars in thousands):

	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014
					As restated
Europe:
United Kingdom	$34,498	11%	$50,742	12%	$46,281	11%
Turkey	24,593	8%	29,847	7%	27,069	7%
Russia	3,141	1%	24,095	6%	9,017	2%
Other	44,450	14%	73,872	17%	73,660	19%
Europe — Total	106,682	34%	178,556	42%	156,027	39%
Asia and South Pacific:
India	39,640	13%	19,572	4%	32,675	8%
Philippines	29,129	9%	38,677	9%	12,947	3%
China	23,882	8%	37,943	9%	47,049	12%
Other	27,287	8%	39,056	9%	45,855	11%
Asia and South Pacific — Total	119,938	38%	135,248	31%	138,526	34%
Mexico, South and Central America:
Chile	8,939	3%	24,336	6%	28,116	7%
Other	8,768	3%	16,732	4%	21,733	5%
Mexico, South and Central America — Total	17,707	6%	41,068	10%	49,849	12%
North America:
United States	24,591	8%	37,316	9%	41,531	10%
Other	6,223	2%	6,380	1%	3,429	1%
North America — Total	30,814	10%	43,696	10%	44,960	11%
Middle East and Africa:
Ethiopia	30,084	10%	22,808	5%	4,501	1%
Other	8,357	2%	8,315	2%	12,700	3%
Middle East and Africa — Total	38,441	12%	31,123	7%	17,201	4%
Total Operating Lease Revenue	$313,582	100%	$429,691	100%	$406,563	100%

No customer accounted for 10% or more of total operating lease revenue for any of the years ended December 31, 2016, 2015 and 2014.

At December 31, 2016, no lessees were on non-accrual status. At each of December 31, 2015 and 2014, the Company had two lessees on non-accrual status, as the Company had determined that it was not probable that the economic benefits of the lease would be received by the Company, principally due to (i) the lessees' failure to pay rent and overhaul payments and (ii) the Company’s evaluation of the lessees' payment history.

For the years ended December 31, 2016, 2015 and 2014, the Company recognized end of lease revenues totaling $8.9 million, $53.8 million and $41.7 million, respectively.

For the year ended December 31, 2016, there was no amortization of lease premiums and discounts. For the years ended December 31, 2015 and 2014, the amortization of lease premiums, net of lease discounts which were included as a component of operating lease revenue, was $1.4 million and $3.0 million, respectively.

As of December 31, 2016 and 2015, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 6.8 years and 6.6 years, respectively.

Presented below are the contracted future minimum rental payments due under non-cancellable operating leases, as of December 31, 2016. For leases that have floating rental rates, the future minimum rental payments due assume that the rental payment due as of December 31, 2016 is held constant for the duration of the lease.

Year ending December 31,	(Dollars in thousands)
2017	$319,070
2018	292,188
2019	248,419
2020	220,893
2021	199,212
Thereafter	699,356
Future minimum rental payments under operating leases	$1,979,138

For the years ended December 31, 2016, 2015 and 2014, amortization of lease incentives recorded as a reduction of operating lease revenue totaled $8.9 million, $20.5 million and $18.9 million, respectively. At December 31, 2016, lease incentive amortization for the next five years and thereafter is as follows (dollars in thousands):

Year ending December 31,
2017	$6,528
2018	6,854
2019	6,130
2020	4,352
2021	2,502
Thereafter	1,164
Future amortization of lease incentives	$27,530
6.	MAINTENANCE RIGHTS

Changes in maintenance right assets, net of maintenance right liabilities, during the years ended December 31, 2016 and 2015 were as follows (dollars in thousands):

	December 31, 2016	December 31, 2015
Maintenance rights, net beginning balance	$94,493	$144,920
Acquisitions	28,412	8,606
Capitalized to aircraft improvements	(5,245)	(6,591)
Maintenance rights written off against end of lease income	—	(5,781)
Cash receipts in settlement of maintenance rights	(9,513)	(5,253)
Maintenance rights associated with aircraft sold	(6,178)	(41,408)
Maintenance rights, net at end of period	$101,969	$94,493
7.	INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

The Company has a 57.4% limited partnership interest in Fly-Z/C LP. Summit Aviation Partners LLC has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM Limited Partnership as the general partner of the joint venture. For the years ended December 31, 2016, 2015 and 2014, the Company recognized $0.5 million, $1.2 million and $3.6 million, respectively, in equity earnings from its investment in Fly-Z/C LP. During the year ended December 31, 2015, the Company contributed $2.0 million into Fly-Z/C LP. During the year ended December 31, 2014, the Company received distributions totaling $6.6 million. During the years ended December 31, 2016 and 2015, respectively, the Company received no distributions.

8.	OTHER ASSETS

The principal components of the Company’s other assets are as follows (dollars in thousands):

	December 31, 2016	December 31, 2015
Lease costs, net	$1,730	$2,176
Other assets	4,838	4,274
Total other assets	$6,568	$6,450
9.	UNSECURED BORROWINGS
	Balance as of
	December 31, 2016	December 31, 2015
	(Dollars in thousands)
Outstanding principal balance:
2020 Notes	$375,000	$375,000
2021 Notes	325,000	325,000
Total outstanding principal balance	700,000	700,000
Unamortized debt discounts and loan costs	(8,610)	(10,591)
Unsecured borrowings, net	$691,390	$689,409

On December 11, 2013, the Company sold $300.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (together with the Additional 2020 Notes (as defined below), the “2020 Notes”). In connection with the issuance, the Company paid an underwriting discount totaling $8.5 million.

On October 3, 2014, the Company sold $75.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (the “Additional 2020 Notes”) and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). The Additional 2020 Notes were issued as additional notes under the 2020 Notes indenture, and were sold at a price equal to 104.75% of the principal amount thereof. The 2021 Notes were issued under an indenture containing substantially similar terms as the indenture governing the 2020 Notes and were sold at par. In connection with these issuances, the Company paid a net underwriting discount totaling $3.4 million.

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

Should the Company experience a change of control (as defined in the indentures governing the 2020 Notes and the 2021 Notes), holders of the 2020 Notes and the 2021 Notes have the right to require the Company to repurchase all or any part of their 2020 Notes and 2021 Notes for payment in cash equal to 101% of the aggregate principal amount of the 2020 Notes and 2021 Notes repurchased plus accrued and unpaid interest.

Pursuant to the indentures governing the 2020 Notes and 2021 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. The Company is also subject to certain operating covenants, including reporting requirements. The Company’s failure to comply with any of the covenants under the indentures governing the 2020 Notes or 2021 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2020 Notes or 2021 Notes obtain an investment grade rating.

The indentures governing the 2020 Notes and the 2021 Notes contain customary events of default with respect to the notes of each series, including (i) default in payment when due and payable of principal or premium, (ii) default for 30 days or more in payment when due of interest, (iii) failure by us or any restricted subsidiary for 60 days after receipt of written notice given by the trustee or the holders of at least 25% in aggregate principal amount of the notes of such series then issued and outstanding to comply with any of the other agreements under the indenture, (iv) default in any of the aircraft owning entities in respect of obligations in excess of $50.0 million, which holders of such obligation accelerate or demand repayment of amounts due thereunder, (v) failure by us or any significant subsidiary to pay final judgments aggregating in excess of $50.0 million for 60 days after such judgment becomes final, subject to certain non-recourse exceptions, and (vi) certain events of bankruptcy or insolvency with respect to us or a significant subsidiary. As of December 31, 2016, the Company was not in default under the indentures governing the 2020 Notes or the 2021 Notes.

10.	SECURED BORROWINGS

The Company’s secured borrowings balance, net as of December 31, 2016 and 2015 are presented below (dollars in thousands):

	Outstanding principal balance as of		Weighted average interest rate(1) as of		Maturity date
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Securitization Notes	$139,741	$295,786	3.36%	3.38%	November 2033
Nord LB Facility	171,509	255,278	4.14%	4.04%	November 2018
CBA Facility	56,146	88,190	5.45%	5.02%	October 2020
Term Loan	404,016	427,781	4.41%	4.39%	February 2022
Fly Acquisition III Facility	113,045	—	2.88%	—	February 2022
Other Aircraft Secured Borrowings	980,967	663,069	3.50%	3.63%	September 2019 – June 2028
Unamortized debt discounts and loan costs	(33,439)	(34,393)
Total	$1,831,985	$1,695,711
(1)	Represents the contractual interest rates and effect of derivative instruments, and excludes the amortization of debt discounts and debt issuance costs.

The Company is subject to restrictive covenants under its secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of its aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

The Company’s loan agreements include events of default that are customary for these types of secured borrowings. The Company’s failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of the Company’s loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

As of December 31, 2016, the Company was not in default under any of its secured borrowings.

Securitization Notes

At December 31, 2016, the Company’s subsidiary, B&B Air Funding, had $139.7 million principal amount outstanding on its aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by nine aircraft. The final maturity date of the Securitization Notes is November 14, 2033.

The Securitization Notes bear interest at an adjustable interest rate equal to the current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the provider of a financial guaranty insurance policy and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. Interest and any principal payments due are payable monthly. The Company has entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with the Securitization Notes.

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

B&B Air Funding is subject to operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Securitization Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale. In addition, the servicing agreement for B&B Air Funding includes servicer termination events as specified in the agreement.

In connection with the issuance of the Securitization Notes, B&B Air Funding entered into a revolving credit facility (“Securitization Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Securitization Note Liquidity Facility, advances may be drawn for the benefit of the Securitization Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Securitization Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Securitization Note Liquidity Facility. As of each of December 31, 2016 and 2015, B&B Air Funding had not drawn on the Securitization Note Liquidity Facility.

The financial guaranty insurance policy (the “Policy”) issued by the Policy Provider supports the payment of interest due on the Notes and the payment of the outstanding principal balance of the Securitization Notes on the final maturity date and, under certain circumstances, prior thereto. A downgrade of the policy provider’s credit rating or its failure to meet its obligations under the Policy will not have a direct impact on B&B Air Funding’s obligations or rights under the Securitization Notes.

Nord LB Facility

As of December 31, 2016, the Company had $171.5 million principal amount outstanding under its debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by six aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus 3.30% until the final maturity date of November 14, 2018.

Under the terms of the Nord LB Facility, the Company applies 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event the Company sells any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and second to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by the Company will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

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

CBA Facility

As of December 31, 2016, the Company had $56.1 million principal amount outstanding under its debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. Fly has guaranteed all payments under the CBA Facility. These loans are cross-collateralized and contain cross-default provisions. The final maturity date of each of the four loans is October 28, 2020.

The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the financed aircraft is equal to or greater than 80%, the Company will be required to pay cash collateral in an amount sufficient to reduce this ratio to less than 80%.

Borrowings under the CBA Facility accrue interest at a fixed interest rate. As of December 31, 2016 and 2015, the weighted average interest rates on all outstanding amounts, excluding the amortization of debt discount and loan cost was 5.45% and 5.02%, respectively.

The CBA Facility includes certain operating covenants, including reporting requirements. A breach of the covenants could result in the acceleration of outstanding indebtedness under the CBA Facility, and exercise of remedies available in relation to the collateral.

Term Loan

As of December 31, 2016, the Company had $404.0 million principal amount outstanding under its senior secured term loan (the “Term Loan”), which was secured by 26 aircraft. Fly has guaranteed all payments under the Term Loan.

The Term Loan bears interest at three-month LIBOR, plus a margin of 2.75%, with a LIBOR floor of 0.75%.

On October 19, 2016, the Company amended the Term Loan to extend the maturity date from August 2019 to February 2022. In addition, until April 2017, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid at par.

In connection with this amendment, the Company paid a one-time fee of 0.25% on the then outstanding principal amount under the Term Loan to its lenders. The Company also expensed $2.3 million as debt extinguishment costs.

During the year ended December 31, 2015, the Company wrote off approximately $2.1 million of unamortized loan costs and debt discounts as debt extinguishment costs in connection with a re-pricing of the Term Loan. There was no prepayment penalty associated with the re-pricing.

The Term Loan requires that the Company maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The Term Loan also includes other customary covenants, including reporting requirements and maintenance of credit ratings.

The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed in the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the acquisition, sale, removal or substitution of an aircraft. The Term Loan also includes certain customary covenants, including reporting requirements and maintenance of credit ratings.

An event of default under the Term Loan includes any of the aircraft owning entities defaulting in respect of obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

Fly Acquisition III Facility

In February 2016, the Company, through a wholly-owned subsidiary, Fly Acquisition III Limited, entered into a revolving $385 million credit facility (the “Fly Acquisition III Facility”) to finance the acquisition of eligible aircraft. Borrowings are secured by the beneficial interests in Fly Acquisition III and each of its subsidiaries, the aircraft and related leases. The Fly Acquisition III Facility has an availability period expiring on February 26, 2019 and a maturity date of February 26, 2022. Fly has guaranteed Fly Acquisition III’s obligations under the facility.

As of December 31, 2016, the Company had $113.0 million principal amount outstanding, which was secured by four aircraft.

The Company pays a commitment fee of 0.50% per annum on a monthly basis to each lender on the undrawn amount of its commitment until the termination of the availability period; provided that at any time from and after March 26, 2017 through the end of the availability period, the commitment fee will increase to 0.75% per annum if at least 50% of the total amount of commitments have not been drawn.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin is 2.00% through the expiration of the availability period, and will increase to 2.50% from February 27, 2019 through February 26, 2020 and 3.00% from February 27, 2020 through the maturity date of the facility.

The Fly Acquisition III Facility contains financial and operating covenants, including a covenant that the Company maintain a tangible net worth of at least $325.0 million and a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by the Company to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit certain amounts of maintenance reserves and security deposits received under the respective leases into accounts pledged to the security trustee.

An event of default under the Fly Acquisition III Facility includes a default by the Company in respect of its recourse obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

Other Aircraft Secured Borrowings

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of December 31, 2016, the Company had $981.0 million principal amount outstanding, which was secured by 19 aircraft. Of this amount, $509.8 million was recourse to the Company.

These borrowings are structured as individual loans secured by pledges of the Company’s rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans, and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from September 2019 to June 2028.

During the year ended December 31, 2016, the Company entered into five other aircraft secured borrowings totaling $469.6 million.

Future Minimum Principal Payments on Borrowings

During the year ended December 31, 2016, the Company made scheduled principal payments of $130.6 million on its secured borrowings and made additional payments of $318.5 million in connection with aircraft sold. The anticipated future minimum principal payments due for its secured borrowings are as follows (dollars in thousands):

Year ending December 31,
2017	$169,572
2018	288,150
2019	147,762
2020	162,914
2021	123,506
Thereafter	973,520
Future minimum principal payments due	$1,865,424

11.	DERIVATIVES

Derivatives are used by the Company to manage its exposure to interest rate fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. As of December 31, 2016, the Company had $0.9 billion of floating rate debt associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on either the one-month or three-month LIBOR applied to the notional amounts over the life of the contracts. As of December 31, 2016 and 2015, the Company had interest rate swap contracts with notional amounts aggregating $0.8 billion and $1.0 billion, respectively. The unrealized fair value gain on the interest rate swap contracts, reflected as derivative assets, was $1.9 million and $0.2 million as of December 31, 2016 and 2015, respectively. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $13.3 million and $19.3 million as of December 31, 2016 and 2015, respectively.

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

Designated Derivatives

Certain of the Company’s interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

As of December 31, 2016, the Company had the following designated derivative instruments classified as derivative assets on the balance sheet (dollars in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Value of Derivative Asset	Gain Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swap contracts	6	11/14/2018-2/15/22	0.90% - 1.18%	$127,411	$1,956	$(32)	$1,924	$1,463	$252
Accrued interest				—	(19)	—	(19)	—	—
Total – designated derivative assets	6			$127,411	$1,937	$(32)	$1,905	$1,463	$252

As of December 31, 2016, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollars in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Value of Derivative Liability	Loss Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swap contracts	10	2/9/18-9/27/25	1.69% - 6.22%	$350,437	$(11,471)	$279	$(11,192)	$(10,286)	$478
Accrued interest				—	(316)	—	(316)	—	—
Total – designated derivative liabilities	10			$350,437	$(11,787)	$279	$(11,508)	$(10,286)	$478

Dedesignated Derivatives

Certain of the Company’s interest rate swap contracts no longer qualify for hedge accounting and have been dedesignated. The accumulated other comprehensive loss of $2.3 million associated with these contracts is being amortized over the term of the interest rate swap contracts. During the year ended December 31, 2016, $0.8 million was recognized as interest expense.

As of December 31, 2016, the Company had the following dedesignated derivative instruments classified as derivative liabilities on the balance sheet (dollars in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Value of Derivative Liability	Loss Recognized into Earnings
Interest rate swap contracts	2	2/9/2018	1.82% - 1.83%	$295,509	$(1,542)	$16	$(1,526)	$(171)
Accrued interest				—	(247)	—	(247)	—
Total – dedesignated derivative liabilities	2			$295,509	$(1,789)	$16	$(1,773)	$(171)

Terminated Derivatives

The Company terminated four interest rate swap contracts and recognized $0.6 million of loss during the year ended December 31, 2016.

In 2015, the Company terminated 14 interest rate swap contracts and recognized a loss into earnings totaling $2.4 million. In addition, the Company recognized a net loss of $1.1 million on swap ineffectiveness.

12.	INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia, Singapore and Labuan that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Historically, most of the Company’s operating income has been trading income in Ireland.

Income tax expense (benefit) by jurisdiction is shown below (dollars in thousands):

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Current tax expense:
Ireland	$—	$33	$—
Luxembourg	145	252	210
United States	—	—	2
Australia	1,742	138	—
Other	33	57	48
Current tax expense — total	1,920	480	260
Deferred tax (benefit) expense:
Ireland	(10,812)	4,558	8,208
Australia	1,615	334	241
Other	—	27	(18)
Deferred tax (benefit) expense — total	(9,197)	4,919	8,431
Total income tax (benefit) expense	$(7,277)	$5,399	$8,691

In 2016, the Company recorded a net tax benefit of $7.3 million. In 2016, the Company recognized a deduction for an interest payment made by a subsidiary that was previously uncertain to be made and therefore no tax benefit had been recognized. The Company intends to utilize this benefit as group relief to offset income tax on repatriated earnings of a Cayman Islands subsidiary for which a deferred tax provision was previously recorded. Cash taxes will not be due on the repatriated earnings. In addition, the Company's Australian tax provision includes a cumulative out of period adjustment of $3.3 million related to foreign exchange loss.

The Company had no unrecognized tax benefits as of December 31, 2016 and 2015. The principal components of the Company’s net deferred tax asset (liability) were as follows (dollars in thousands):

	December 31, 2016	December 31, 2015
Deferred tax asset:
Net operating loss carry forwards	$151,575	$181,370
Net unrealized losses on derivative instruments	1,181	1,999
Basis difference on acquisition of GAAM Australian assets	6,786	6,844
Other	224	240
Valuation allowance	(30,524)	(23,029)
Total deferred tax asset	129,242	167,424
Deferred tax liability:
Excess of tax depreciation over book depreciation	(137,249)	(171,084)
Book/tax differences identified in connection with GAAM Portfolio acquisition	(438)	(911)
Net earnings of non-European Union member subsidiaries	(3,957)	(16,170)
Total deferred tax liability	(141,644)	(188,165)
Deferred tax liability, net	$(12,402)	$(20,741)

Under current tax rules in Ireland, the Company is allowed to carry forward its net operating losses for an indefinite period to offset any future income. The Company has recorded valuation allowances to reduce deferred tax assets to the extent it believes it is more likely than not that a portion of such assets will not be realized. In making such determinations, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and its ability to carry back losses to prior years.

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

At December 31, 2016 and 2015, the Company had a valuation allowance of $30.5 million and $23.0 million, respectively. For the years ended December 31, 2016, 2015 and 2014, the Company recorded net valuation allowance provisions of $7.2 million, $3.4 million and $2.5 million, respectively.

The Company has undistributed earnings from its Australian subsidiary. During the third quarter of 2016, the Company changed its assertion to indefinitely reinvest these undistributed earnings back into Australia. A withholding tax of 15.0% will be applied to distributions of earnings which have yet to be taxed in Australia.

For the year ended December 31, 2016, the effective tax rate was 20.0%. The effective tax rate in any period is impacted by the source and amount of income earned and expenses incurred by the Company in different tax jurisdictions. The table below is a reconciliation of the Irish statutory corporation tax rate of 12.5% on trading income to the Company’s recorded income tax expense (benefit):

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Irish statutory corporate tax rate on trading income	12.5%	12.5%	12.5%
Valuation allowances	(19.8)%	12.0%	3.6%
Equity earnings from Fly-Z/C LP	0.2%	(0.5)%	(0.4)%
Tax impact of repurchased and resold Notes	1.3%	(3.2)%	(0.6)%
Share-based compensation	—	0.1%	—
Foreign tax rate differentials	7.8%	(9.7)%	(3.9)%

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
True-up of prior year tax provision	—	1.4%	0.2%
Non-taxable gain on debt extinguishment	0.3%	—	(1.2)%
Non-deductible interest expense, transaction fees and expenses	(4.8)%	6.1%	2.4%
Deductible intra-group interest	30.9%	—	—
Unrealized foreign exchange loss on re-valuation of deferred tax balances	(8.6)%	—	—
Other	0.2%	0.4%	—
Effective tax rate	20.0%	19.1%	12.6%

Under Irish tax legislation, the Irish Revenue is entitled to make enquiries and/or raise an assessment of any corporation tax return submitted up to a period of four years from the end of the year in which the return is submitted. As such, the Irish Revenue is entitled to make enquiries and/or raise an assessment in respect of the corporation tax returns submitted by the Company’s Irish subsidiaries for each of the years ended December 31, 2012 to 2016.

13.	OTHER LIABILITIES

The following table describes the principal components of the Company’s other liabilities (dollars in thousands):

	December 31, 2016	December 31, 2015
Net current tax provision	$2,036	$645
Lease incentive obligation	24,757	21,217
Deferred rent payable	3,792	11,974
Refundable deposits	350	4,240
Other	9,319	14,050
Total other liabilities	$40,254	$52,126
14.	SHAREHOLDERS’ EQUITY

Share Repurchases

In July 2016, the Company’s board of directors approved a $75.0 million share repurchase program expiring in December 2017. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. As of December 31, 2016, there was $66.7 million remaining under this authorization.

During the year ended December 31, 2016, the Company repurchased 3,414,960 shares at an average price of $11.73 per share, or $40.1 million, before commissions and fees. As of December 31, 2016, there were 32,256,440 shares outstanding.

During the year ended December 31, 2015, the Company repurchased a total of 5,797,673 shares at an average price of $13.89 per share, or $80.5 million, before commissions and fees.

No shares were repurchased during the year ended December 31, 2014.

Dividends

On November 12, 2015, the Company announced that its board of directors approved the elimination of dividend payments on its shares. No dividends were declared or paid during the year ended December 31, 2016.

During the year ended December 31, 2015, the Company declared and paid dividends of $1.00 per share or $42.4 million.

During the year ended December 31, 2014, the Company declared and paid dividends of $1.00 per share or $42.8 million.

Share Issuances

During the years ended December 31, 2016 and 2015, respectively, the Company issued no shares.

During the year ended December 31, 2014, the Company issued 126,660 shares in connection with RSUs that vested and SARs that were exercised.

15.	SHARE-BASED COMPENSATION

Description of Plan

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. The Company has issued all shares available under the 2010 Plan.

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

Grant Activity

Since June 30, 2015, all SARs and RSUs granted under the 2010 Plan have vested.

At December 31, 2016, 2015 and 2014, there were 821,117 shares of SARs outstanding and exercisable at a weighted average exercise price of $12.74. At December 31, 2016, the weighted average remaining contractual life of the SARs was 4.1 years. During the year ended December 31, 2014, 58,519 SARs were exercised at a weighted average price of $12.80 and 8,998 SARs were canceled or forfeited at a weighted average price of $12.28.

A summary of the Company’s RSU activity for the year ended December 31, 2015 and 2014 is as follows:

	Number of shares	Weighted average grant date fair value
Outstanding and unvested at December 31, 2013	161,480	12.81
RSUs vested	(119,666)	12.99
RSUs canceled or forfeited	(5,739)	12.28
Outstanding and unvested at December 31, 2014	36,075	$12.28
RSUs vested	(36,075)	12.28
Outstanding and unvested at December 31, 2015	—	$—

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $0.2 million and $30,000 for the years ended December 31, 2015 and 2014, respectively.

16.	EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method (dollars in thousands, except per share data):

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Numerator
Net income (loss)	$(29,112)	$22,798	$60,184
Less:
Dividends declared and paid to shareholders	—	(41,388)	(41,392)
Dividend equivalents paid to vested RSUs and SARs	—	(1,054)	(1,426)
Net income (loss) attributable to common shareholders	$(29,112)	$(19,644)	$17,366
Denominator
Weighted average shares outstanding-Basic	33,239,001	41,222,690	41,405,211
Dilutive common equivalent shares:
RSUs	—	7,950	48,674
SARs	—	84,509	73,699
Weighted average shares outstanding-Diluted	33,239,001	41,315,149	41,527,584
Earnings per (loss) share:
Basic
Distributed earnings	$—	$1.00	$1.00
Undistributed income (excess distribution)	$(0.88)	$(0.48)	$0.42
Basic earnings (loss) per share	$(0.88)	$0.52	$1.42
Diluted
Distributed earnings	$—	$1.00	$1.00
Undistributed income (excess distribution)	$(0.88)	$(0.48)	$0.42
Diluted earnings (loss) per share	$(0.88)	$0.52	$1.42

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

SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 15). Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested RSUs and SARs during the period.

17.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

In 2016, the Company entered into agreements with third-party lessors to guarantee the residual value of three aircraft subject to twelve-year leases (“RVGs”). The Company received residual value guarantee fees totaling $6.6 million, which are being amortized over a twelve-year period. The third-party lessors may exercise their rights under the RVGs by issuing a notice to the Company eleven months before each lease expiry date requiring the Company to purchase the aircraft on such date, otherwise the RVGs will terminate if not exercised accordingly.

18.	RELATED PARTY TRANSACTIONS

With respect to aircraft financed by the Securitization Notes, until December 31, 2016, BBAM was entitled to receive (i) a base fee of $150,000 per month, subject to certain adjustments, (ii) a rent fee equal to 1.0% of the aggregate amount of rents due and 1.0% of the aggregate amount of rents actually collected and (iii) a sales fee of 1.5% of the aggregate gross proceeds in respect of any aircraft sold. BBAM also was entitled, until December 31, 2016, to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to an annual CPI adjustment.

Effective January 1, 2017, the servicing agreement between B&B Air Funding and BBAM relating to aircraft financed by the Securitization Notes was amended, thereby (i) amending the rent fee to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month and (ii) eliminating the base fee of $150,000 per month. In connection with this amendment, effective January 1, 2017, the administrative agency fee also was reduced, through a rebate, to $20,000 per month, subject to an annual CPI adjustment.

With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected and an administrative fee of $1,000 per month per aircraft. Under the Term Loan and the Fly Acquisition III Facility, BBAM is entitled to an administrative fee of $10,000 per month. Prior to the termination of the Fly Acquisition II Facility, BBAM was entitled to an administrative fee of $10,000 per month. In addition, BBAM is entitled to receive a sales fee of 1.5% of the gross consideration collected for any aircraft sold.

For the years ended December 31, 2016, 2015 and 2014, BBAM received base, rent and servicing fees pursuant to the Agreements totaling $12.7 million, $15.2 million, and $14.4 million, respectively. BBAM also received administrative fees totaling $1.9 million during the year ended December 31, 2016, and $2.1 million for each of the years ended December 31, 2015 and 2014.

During the year ended December 31, 2016, the Company incurred $8.4 million of origination fees, of which $0.9 million was expensed. During the year ended December 31, 2015, the Company incurred $9.2 million of origination fees, of which $1.0 million was expensed. With respect to aircraft acquired in the first quarter of 2014, the Manager waived the origination fees that it was entitled to receive from the Company. For the year ended December 31, 2014, the Company incurred $12.8 million of origination fees, of which $3.1 million was expensed.

The Company pays an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company. In connection with an amendment to the management agreement effective as of July 1, 2015, the annual management fee was reduced from $10.7 million to $5.7 million. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee is subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year. For the years ended December 31, 2016, 2015 and 2014, the Company incurred management fees of $6.3 million, $8.2 million and $10.6 million, respectively.

In connection with the July 2015 amendment to the management agreement, the Company and the Manager also agreed to reduce the disposition fee in respect of the ECAF-I Transaction to an aggregate amount equal to 1.2% of the aggregate gross proceeds for such aircraft. During the years ended December 31, 2016, 2015 and 2014, the Company incurred disposition fees of $7.5 million, $15.6 million and $2.2 million, respectively.

The Company further amended the management agreement, effective as of January 1, 2017 to reflect the amended rent fee and administrative agency fee, as well as the elimination of the base fee, in respect of the aircraft financed by the Securitization Notes.

The management agreement is scheduled to terminate on July 1, 2025, and shall be automatically extended for one additional term of five years unless terminated by either party with 12 months’ notice or otherwise terminated earlier in accordance with the terms therein.

If the Management Agreement is not renewed on July 1, 2025, the Company will pay the Manager a non-renewal fee on such termination date in an amount equal to (i) $6.0 million plus (ii) so long as the Management Expense Amount does not exceed $12.0 million, 50% of the excess (if any) of the Management Expense Amount over $6.0 million in respect of the last fiscal year prior to such termination date.

The Company’s minimum long-term contractual obligations with BBAM LP as of December 31, 2016, excluding rent fees, consisted of the following (dollars in thousands):

	2017	2018	2019	2020	2021	Thereafter	Total
Fixed base fee payments (1)	$240	$240	$240	$240	$240	$1,440	$2,640
Fixed administrative agency fee payments due by B&B Air Funding (1)(2)	108	108	63	25	1	—	305
Fixed administrative services fee due under the Term Loan (3)	418	361	288	172	142	164	1,545
Fixed administrative services fee due under Fly Acquisition III (3)	168	168	168	168	155	165	992
Fixed administrative agency fee payments due by other subsidiaries (3)	458	406	338	322	289	929	2,742
Fixed payments for Management Expenses (1)	6,304	6,304	6,304	6,304	6,304	28,369	59,889
Total	$7,696	$7,587	$7,401	$7,231	$7,131	$31,067	$68,113
(1)	Amounts in the table assume Consumer Price Index (“CPI”) rates in effect as of December 31, 2016 remain constant in future periods.
(2)	On February 1, 2017, B&B Air Funding amended its servicing agreement with respect to aircraft financed by the Securitization Notes thereby (i) amending the rent fee to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month and (ii) eliminating the base fee of $150,000 per month, both effective as of January 1, 2017. In connection with this amendment, the administrative agency fee has also been reduced, through a rebate, to $20,000 per month, subject to an annual CPI adjustment.
(3)	Assumes number of aircraft at December 31, 2016 remains the same for future periods.
19.	FAIR VALUE MEASUREMENTS

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

The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. (The fair values of cash, restricted cash and cash equivalents are a Level 1 hierarchy. The fair values of accounts receivable and accounts payable are Level 2 hierarchy.) Where available, the fair value of the Company’s notes payable and debt facilities is based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of its credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating lease, net. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and uses Level 3 inputs which include assumptions as to future cash flows associated with the use of an aircraft and eventual disposition of such aircraft. The Company will also record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. For the years ended December 31, 2016, 2015 and 2014, the Company wrote down aircraft to their net realizable value and recognized charges of $96.1 million, $66.1 million and $1.2 million, respectively (See Note 5).

The carrying amounts and fair values of the Company’s financial instruments are as follows (dollars in thousands):

	As of December 31, 2016		As of December 31, 2015
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
Securitization Notes	$139,741	$134,850	$295,786	$252,897
Nord LB Facility	171,509	171,509	255,278	251,849
CBA Facility	56,146	56,146	88,190	87,070
Term Loan	404,016	406,804	427,781	421,921
Fly Acquisition III Facility	113,045	113,045	—	—
Other Aircraft Secured Borrowings	980,967	980,967	663,069	653,992
2020 Notes	375,000	394,219	375,000	375,000
2021 Notes	325,000	340,438	325,000	333,125
Derivative asset	1,905	1,905	241	241
Derivative liabilities	13,281	13,281	19,327	19,327

As of December 31, 2016 and 2015, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows (dollars in thousands):

	Level 1	Level 2	Level 3	Total
December 31, 2016:
Derivative asset	—	$1,905	—	$1,905
Derivative liabilities	—	13,281	—	13,281
December 31, 2015:
Derivative asset	—	$241	—	$241
Derivative liabilities	—	19,327	—	19,327

20.	UNAUDITED QUARTERLY CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited quarterly financial information for each of the quarters in the year ended December 31, 2016 is presented below (dollars in thousands, except per share data):

	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Total revenues	$81,208	$77,934	$85,297	$100,600
Net income (loss)	$7,100	$4,677	$22,942	$(63,831)
Earnings (loss) per share — Basic	$0.21	$0.14	$0.70	$(1.98)
Earnings (loss) per share — Diluted	$0.21	$0.14	$0.70	$(1.98)

The unaudited quarterly financial information for each of the quarters in the year ended December 31, 2015 is presented below (dollars in thousands, except per share data):

	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Total revenues	$123,286	$102,822	$112,655	$123,634
Net income (loss)	$19,865	$(43,695)	$27,483	$19,145
Earnings (loss) per share — Basic	$0.47	$(1.06)	$0.66	$0.47
Earnings (loss) per share — Diluted	$0.47	$(1.06)	$0.66	$0.47
21.	SUBSEQUENT EVENTS

On February 1, 2017, the servicing agreement between B&B Air Funding and BBAM relating to aircraft financed by the Securitization Notes was amended, thereby (i) amending the rent fee to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month and (ii) eliminating the base fee of $150,000 per month, both effective as of January 1, 2017. In connection with this amendment, effective January 1, 2017, the administrative agency fee has also been reduced, through a rebate, to $20,000 per month, subject to an annual CPI adjustment. On February 1, 2017, the Company also amended the management agreement with the Manager to accommodate these changes to the servicing and administrative fees relating to the aircraft financed by the Securitization Notes.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Fly Leasing Limited

We have audited the consolidated financial statements of Fly Leasing Limited as of December 31, 2014, and for the year ended December 31, 2014, and have issued our report thereon dated May 2, 2016 (included elsewhere in this Form 20-F). Our audit also included the financial statement schedule listed in Item 18 of this Form 20-F. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this schedule based on our audit.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Francisco, California
May 2, 2016

Schedule I — Condensed financial information of parent

Fly Leasing Limited
Condensed Balance Sheets

AS OF DECEMBER 31, 2016 AND 2015
(Dollars in thousands)

	December 31,
	2016	2015
Assets
Cash and cash equivalents	$229,777	$139,339
Notes receivable from subsidiaries	441,451	735,835
Investments in subsidiaries	912,163	778,080
Investment in unconsolidated subsidiary	7,700	7,170
Other assets, net	534	2,712
Total assets	1,591,625	1,663,136
Liabilities
Payable to related parties	906	50
Payable to subsidiaries	280,034	289,961
Unsecured borrowings, net	691,390	691,109
Deferred tax liability, net	1,946	13,675
Accrued and other liabilities	24,114	11,377
Total liabilities	998,390	1,006,172
Shareholders’ equity	593,235	656,964
Total liabilities and shareholders’ equity	$1,591,625	$1,663,136

The accompanying note is an integral part of these consolidated financial statements.

Schedule I — Condensed financial information of parent

Fly Leasing Limited
Condensed Statements of Income

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014
(Dollars in thousands, except per share data)

	Years ended
	2016	2015	2014
Revenues
Equity in earnings (loss) of subsidiaries	$(24,385)	$17,065	$59,447
Equity in earnings from unconsolidated subsidiary	530	1,159	3,562
Intercompany management fee income	8,866	15,053	16,921
Intercompany interest income	44,394	48,077	22,394
Interest and other income	410	224	215
Total revenues	29,815	81,578	102,539
Expense
Interest expense	48,013	48,013	28,089
Selling, general and administrative	11,803	12,987	15,520
Total expenses	59,816	61,000	43,609
Net income (loss) before provision for income taxes	(30,001)	20,578	58,930
Income tax benefit	(889)	(2,220)	(1,254)
Net income (loss)	$(29,112)	$22,798	$60,184
Weighted average number of shares:
Basic	33,239,001	41,222,690	41,405,211
Diluted	33,239,001	41,315,149	41,527,584
Earnings (loss) per share:
Basic	$(0.88)	$0.52	$1.42
Diluted	$(0.88)	$0.52	$1.42

The accompanying note is an integral part of these consolidated financial statements.

Schedule I — Condensed financial information of parent

Fly Leasing Limited
Condensed Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014
(Dollars in thousands)

	Years ended
	2016	2015	2014
Cash Flows from Operating Activities
Net Income (loss)	$(29,112)	$22,798	$60,184
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings of subsidiaries	24,385	(17,065)	(59,447)
Equity in earnings of unconsolidated subsidiary	(530)	(1,159)	(3,562)
Deferred income taxes	(12,139)	(2,276)	(2,004)
Share-based compensation	—	195	30
Amortization of debt discount and others	1,982	1,982	1,537
Distributions from unconsolidated subsidiary	—	—	5,501
Changes in operating assets and liabilities:
Receivable from subsidiaries	(162,229)	132,843	117,806
Other assets	476	1,060	(1,672)
Payable to related parties	856	(867)	(48)
Accrued and other liabilities	12,622	483	7,211
Net cash flows (used in) provided by operating activities	(163,689)	137,994	125,536
Cash Flows from Investing Activities
Capital contributions to subsidiaries	—	—	(5,058)
Distributions received from subsidiaries	—	53,500	1,925
Capital contributions to unconsolidated subsidiary	—	(2,009)	—
Distributions received from unconsolidated subsidiary	—	—	1,132
Notes receivable from subsidiaries	(40,172)	(650,083)	(628,994)
Notes payable to subsidiaries	334,556	505,273	94,101
Net cash flows provided by (used in) investing activities	294,384	(93,319)	(536,894)
Cash Flows from Financing Activities
Proceeds from issuance of unsecured borrowings	—	—	396,563
Debt issuance costs	—	—	(1,116)
Shares repurchased	(40,257)	(81,432)	—
Dividends paid	—	(41,388)	(41,392)
Dividend equivalents	—	(1,054)	(1,426)
Net cash flows (used in) provided by financing activities	(40,257)	(123,874)	352,629
Net increase (decrease) in cash and cash equivalents	90,438	(79,199)	(58,729)
Cash and cash equivalents at beginning of year	139,339	218,538	277,267
Cash and cash equivalents at end of year	$229,777	$139,339	$218,538
Supplemental Disclosure:
Cash paid during the year for:
Interest	$46,032	$46,723	$21,488
Taxes	—	—	—

Noncash Activities:
Noncash investing activities:
Capital contribution to subsidiaries	207,340	17,246	—
Distributions paid to subsidiaries	55,039	711	—

The accompanying note is an integral part of these consolidated financial statements.

ITEM 19.	EXHIBITS

We have filed the following documents as exhibits to this Annual Report.

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association (1)

1.2	Amended and Restated Bye-Laws of Fly Leasing Ltd. (2)

2.1	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited. (1)

4.1
Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. (1)

4.2
Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited. (1)

4.3	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited. (1)

4.4	Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited. (1)

4.5	Cash Management Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Funding I Limited. (1)

4.6	Form of Director Service Agreement between Babcock & Brown Air Limited and each director thereof. (1)

4.7
Amendment No. 1 to Servicing Agreement, dated as of April 29, 2010, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. (3)

4.8	Fly Leasing Limited Omnibus Incentive Plan. (3)

4.9	Form of Stock Appreciation Right Award Agreement. (3)

4.10	Form of Restricted Stock Unit Award Agreement. (3)

4.11	Loan Agreement dated as of November 14, 2007, among Global Aviation Holdings Fund Limited, GAHF (Ireland) Limited, Caledonian Aviation Holdings Limited and Norddeutsche Landesbank Girozentrale. (4)

4.12	Form of Loan Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. (4)

4.13	Form of Servicing Agreement among BBAM US LP, BBAM Aviation Services Limited and each company thereof.

4.14	Securities Purchase Agreement dated November 30, 2012, by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein. (8)

Exhibit Number	Description of Exhibit
4.15
Purchase Agreement dated November 30, 2012 by and among BBAM Limited Partnership, Summit Aviation Partners LLC, Fly-BBAM Holdings Ltd., Summit Aviation Management Co., Ltd. and such persons identified therein. (6)

4.16	First Amendment to Purchase Amendment dated December 28, 2012 by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein. (8)

4.17	Amended and Restated Fly Leasing Limited Management Agreement dated as of December 28, 2012, between Fly Leasing Limited and Fly Leasing Management Co. Limited. (8)

4.18	Registration Rights Agreement dated as of December 28, 2012, by and among Fly Leasing Limited and each shareholder identified therein. (8)

4.19	Amended and Restated Servicing Agreement dated as of January 24, 2013, by and among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited. (8)

4.20	Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, National Association. (7)

4.21	First Supplemental Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, Nation Association. (7)

4.22	Second Supplemental Indenture dated as of October 3, 2014, between Fly Leasing Limited and Wells Fargo Bank, National Association. (10)

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

4.25	First Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated June 19, 2015, between Fly Leasing Limited and Fly Leasing Management Co. Limited. (13)

4.26	Sale Agreement dated June 19, 2015, among certain sellers and ECAF I Ltd. (13)

4.27	Servicing Agreement dated as of February 26, 2016, among BBAM US LP, BBAM Aviation Services Limited and Fly Acquisition III Limited. (14)

4.28	Second Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated July 27, 2016, between Fly Leasing Limited and Fly Leasing Management Co. Limited. (16)

4.29
Amendment No. 3 to Servicing Agreement, dated as of February 1, 2017, by and among BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation.

4.30	Third Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of February 1, 2017, between Fly Leasing Limited and Fly Leasing Management Co. Limited.

4.31	Fee Rebate Side Letter, dated as of February 1, 2017, by and among Babcock & Brown Air Funding I Limited, Fly Leasing Management Co. Limited, and AMBAC Assurance Corporation.

Exhibit Number	Description of Exhibit
4.32	Guaranty [Fly 2016A Warehouse] dated February 26, 2016 by Fly Leasing Limited.

8.1	List of the Company’s subsidiaries.

10.1
Aircraft Mortgage and Security Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, The Initial Intermediate Lessees, The Initial Lessor Subsidiaries, The Additional Grantors Referred to Therein and Wells Fargo Bank Northwest, National Association. (5)

10.2
Amended and Restated Senior Secured Credit Agreement dated July 3, 2013 among Fly Acquisition II Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, and Deutsche Bank Trust Company Americas, as Security Trustee and as Administrative Agent. (9)

10.3
Amended and Restated Term Loan Credit Agreement dated as of November 21, 2013 among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, each other Guarantor Party referred to therein, the Lenders identified therein, Citibank, N.A., and Well Fargo Bank Northwest, National Association. (11)

10.4
Amendment to Credit Agreement, dated as of April 22, 2015, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (13)

10.5
Facility Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (14)

10.6
Note Purchase Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Purchasers party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (14)

10.7
Credit Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Banks party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (14)

10.8
Second Amendment to Credit Agreement, dated as of October 19, 2016, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (15)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit Number	Description of Exhibit
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Ernst & Young LLP.

15.2	Consent of Deloitte & Touche LLP.

101
The following materials from the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2016 and 2015, (ii) Consolidated Statements of Income for the years ended December 31, 2016, 2015 and 2014, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014, (iv) Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2014, 2015 and 2016, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014, and (vi) Notes to Consolidated Financial Statements for the year ended December 31, 2016.

(1)	Previously filed with the Registration Statement on Form F-1, File No. 333-145994.
(2)	Previously filed as an exhibit on Form 6-K dated June 30, 2010.
(3)	Previously filed as an exhibit on Form 6-K dated May 7, 2010.
(4)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2011.
(5)	Previously filed as an exhibit on Form 6-K dated November 13, 2012.
(6)	Confidential treatment has been requested with certain portions of this exhibit. This exhibit omits the information subject to this confidential treatment request. The omitted information has been filed separately with the Securities and Exchange Commission.
(7)	Previously filed as an exhibit on Form 6-K dated December 11, 2013.
(8)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2012.
(9)	Previously filed as an exhibit on Form 6-K dated August 6, 2013.
(10)	Previously filed as an exhibit on Form 6-K dated October 3, 2014.
(11)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2013.
(12)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2014.
(13)	Previously filed as an exhibit on Form 6-K dated August 5, 2015.
(14)	Previously filed as an exhibit on Form 6-K dated May 19, 2016.
(15)	Previously filed as an exhibit on Form 6-K dated October 20, 2016.
(16)	Previously filed as an exhibit on Form 6-K dated November 17, 2016.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fly Leasing Limited

By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

Dated: March 14, 2017