Form 20-F
period 2017-12-31
Fly Leasing Ltd
filed 2018-03-14
CIK 1407298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

27,983,352 Common Shares, par value of $0.001 per share.
100 Manager Shares, par value of $0.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark, if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Annual Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive financial and operating covenants, interest rates, dividends, acquisitions and dispositions of aircraft, and our ability to complete the AirAsia Transactions (as defined below) and achieve its anticipated benefits. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Key Information — Risk Factors” and elsewhere in this Annual Report.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Annual Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (4) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (5) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP collectively; (6) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (7) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP; (8) the term “GAAM” refers to Global Aviation Asset Management; (9) the term “GAAM Portfolio” refers to the portfolio of 49 aircraft and other assets acquired from GAAM; (10) the term “ECAF-I Transaction" refers to the portfolio of 33 aircraft sold to ECAF I Ltd; and (11) the term “AirAsia Transactions” refers to the pending acquisition by Fly of (i) a portfolio of 34 Airbus A320-200 aircraft and seven engines, on operating leases, from AirAsia Berhad (“AirAsia”) and its subsidiary, Asia Aviation Capital Limited (“AACL”) in 2018, (ii) the portfolio of 21 Airbus A320neo family aircraft on operating leases to AirAsia and its affiliated airlines (the "AirAsia Group") to be acquired as the aircraft deliver between 2019 and 2021 and (iii) the options to purchase an additional 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering as early as 2019.

Unless indicated otherwise, all percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of December 31, 2017.

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

As of December 31, 2017, we had 85 aircraft in our portfolio, of which 84 were held for operating lease and one was recorded as an investment in finance lease.

Selected Financial Data

The following selected financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes related thereto included in Item 18 “Financial Statements” in this Annual Report. The selected financial data presented below are our operating results for the years ended December 31, 2017, 2016, 2015, 2014 and 2013.

	(Dollars in thousands, except per share data) Years ended
	2017	2016	2015	2014	2013
Statement of income data:
Operating lease revenue	$346,894	$313,582	$429,691	$406,563	$351,792
Gain on sale of aircraft	3,926	27,195	28,959	14,761	5,421
Total revenues	353,251	345,039	462,397	425,548	360,634
Total expenses	339,321	381,428	434,200	356,673	303,560
Net income (loss)	2,598	(29,112)	22,798	60,184	53,940
Earnings (loss) per share:
Basic	$0.09	$(0.88)	$0.52	$1.42	$1.55
Diluted	$0.09	$(0.88)	$0.52	$1.42	$1.55
Dividends declared and paid per share	$—	$—	$1.00	$1.00	$0.88

	(Dollars in thousands, except per share data) As of December 31,
	2017	2016	2015	2014	2013
Balance sheet data:
Total assets	$3,595,615	$3,447,009	$3,424,480	$4,218,408	$3,660,679
Total liabilities	3,051,906	2,853,774	2,767,516	3,462,154	2,918,583
Total shareholders’ equity	543,709	593,235	656,964	756,254	742,096
Number of shares outstanding	27,983,352	32,256,440	35,671,400	41,432,998	41,306,338

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

Our business model depends on the continual leasing and re-leasing of our aircraft to generate sufficient cash flows to finance our growth and operations, make payments on our debt, and meet our other corporate and contractual obligations. Our ability to lease and re-lease our aircraft will depend on general market and competitive conditions at the time the leases are entered into and expire. Our ability to lease and re-lease aircraft on favorable terms, without significant off-lease time and costs, could be negatively affected by a number of factors, including general business, economic and financial conditions, market conditions in the airline industry, airline bankruptcies, restructurings and mergers, the effects of terrorism and other global conflicts, and other factors, including those described in these “Risk Factors” and elsewhere in this Annual Report, and unanticipated risks, many of which are outside of our control. If we are unable to lease and re-lease our aircraft on favorable terms, our financial condition, cash flows and financial results may be negatively impacted.

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

We will need additional capital to finance our growth, fund potential aircraft purchase commitments, and refinance our existing debt, and we may not be able to obtain it on acceptable terms, or at all, which may adversely affect our financial condition, cash flows and financial results, and inhibit our ability to grow and compete in the commercial aircraft leasing market.

We will need additional capital to finance our growth, fund potential aircraft purchase commitments and refinance our existing debt. Our ability to acquire additional aircraft and to refinance our existing debt depends to a significant degree on our ability to access debt and equity capital markets. Our access to capital markets will depend on a number of factors including our historical and expected performance, compliance with the terms of our debt agreements, general market conditions, interest rate fluctuations and the relative attractiveness of alternative investments. In addition, volatility or disruption in the capital markets or a downgrade in our credit ratings could cause lenders to be reluctant or unable to provide us with financing on terms acceptable to us, or to increase the costs of such financing.

We compete with other lessors and airlines when acquiring aircraft and our ability to grow our portfolio is dependent on our ability to access attractive financing. The terms of our debt facilities include significant restrictions on our ability to incur additional indebtedness. Depending on the terms of these facilities and market conditions at the time, we may have to rely more heavily on additional equity issuances, or on less efficient forms of debt financing that require a larger portion of our cash flows from operations, thereby reducing funds available for our operations, future business opportunities and other purposes. If we are unable to raise additional funds or obtain capital on attractive terms, our ability to finance growth opportunities and fund potential aircraft purchase commitments will be limited, and our ability to refinance our existing debt could be adversely affected.  Any of the foregoing could have a material adverse effect on our financial condition, cash flows and financial results, and inhibit our ability to grow and compete in the commercial aircraft leasing market.

We have entered into residual value guarantees that may require us to make significant cash disbursements, which would reduce our cash flows and may negatively impact our financial results.

We have entered into residual value guarantees (“RVGs”) in which we agreed to guarantee the residual value of certain wide-body aircraft leased to commercial airlines by third parties. In an RVG, the third-party lessor agrees to pay us an upfront fee in exchange for our commitment to purchase the aircraft for a specified price at the expiry of the lease term if the third-party lessor elects to exercise the guarantee. We may enter into additional RVGs, if we perceive the economic benefit of the upfront payment to exceed the risk of payout.

We continuously re-evaluate our risk related to the RVGs based on a number of factors, including the estimated future base value of the aircraft based on third-party appraisals and information on similar aircraft remarketing in the secondary market. Assuming that we were required to pay the full aggregate amount of our outstanding RVGs and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure as of December 31, 2017 would have been $82.5 million.

The RVGs contain covenants requiring us to post cash collateral as security for our obligations upon the occurrence of certain corporate events, including a change in control, a downgrade in our corporate family rating beyond a specified threshold, or a sale of all or substantially all of our assets. Assuming that we were required to post the full aggregate amount of the cash collateral at December 31, 2017, it would have been $23.0 million.

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

The leasing and remarketing of commercial jet aircraft is highly competitive. We compete with other aircraft leasing companies, including AerCap Holdings N.V., Air Lease Corp., Aircastle Limited, Aviation Capital Group, Bank of China Aviation, Boeing Capital Corporation, Bohai Leasing (which, in 2016, acquired Avolon Holdings Limited, and CIT Aerospace), Castlelake, Dubai Aerospace Enterprise (which, in 2017, acquired AWAS), GE Commercial Aviation Services Limited (GECAS), ICBC Leasing, Intrepid Aviation Limited, Jackson Square Aviation, Macquarie Bank Limited, ORIX and SMBC Aviation Capital, among others. We also may encounter competition from other entities that selectively compete with us, including:

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

We expect that some lessees may encounter financial difficulties or suffer liquidity problems and, as a result, will struggle to make lease payments under our operating leases. For example, in 2017, we repossessed two aircraft previously leased to Air Berlin, after Air Berlin commenced insolvency proceedings in Germany and the United States. We further expect that lessees experiencing financial difficulties may seek a reduction in their lease rates or other concessions in lease terms. We could experience increased delinquencies, particularly in any future downturns in the airline industry, which could worsen the financial condition and liquidity problems of these lessees. In addition, many airlines are exposed to currency risk due to the fact that they earn revenues in their local currencies and certain of their liabilities and expenses are denominated in U.S. dollars, including lease payments to us. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flows and may adversely affect our ability to make payments on our indebtedness.

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

Lease defaults could result in significant expenses and loss of revenues.

We have experienced, and may in the future experience, lessee defaults. For example, in 2017, two leases were terminated prior to their expiration dates. Repossession, re-registration and flight and export permissions after a lessee default typically result in greater costs than those incurred when an aircraft is redelivered at the end of a lease. These costs may include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of an aircraft which could be significant, particularly if the lessee is contesting the proceedings or is in bankruptcy. Delays resulting from repossession proceedings also would increase the period of time during which an aircraft does not generate lease revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in a condition suitable for re-lease or sale. We may incur storage costs associated with any aircraft that we repossess and are unable to immediately place with another lessee. In addition, it may be necessary to pay off liens, taxes and governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including liens that a defaulting lessee may have incurred in connection with the operation of its other aircraft.

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

As of December 31, 2017, the weighted average age of our aircraft was 6.4 years. In general, the costs of operating an aircraft, including maintenance and modification expenses, increase with the age of the aircraft. Further, variable expenses like fuel, crew size or aging aircraft corrosion control or modification programs and related airworthiness directives could make the operation of older aircraft more costly to our lessees and may result in increased lessee defaults or renegotiation of lease terms. We also may incur some of these increased maintenance expenses and regulatory costs upon acquisition or re-leasing of our aircraft. Any of these expenses or costs would have a material and adverse impact on our financial results.

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

The advent of superior aircraft and engine technology or the introduction of a new line of aircraft could cause our existing aircraft portfolio to become outdated and therefore less desirable, which could adversely affect our financial results and growth prospects.

As manufacturers introduce technological innovations and new types of aircraft and engines, certain aircraft in our existing aircraft portfolio may become less desirable to potential lessees or purchasers. Such technological innovations may increase the rate of obsolescence of existing aircraft faster than currently anticipated by our management or accounted for in our accounting policy. For example, the Boeing 787 and the Airbus A350, which entered production in recent years, provide improved fuel consumption and operating economics as compared to earlier aircraft types. In addition, Airbus has launched the A320neo family, and Boeing has launched the 737 MAX family of aircraft. These “next generation” narrow-body aircraft are expected to improve fuel consumption and to reduce noise, emissions and maintenance costs as compared to current models. In addition, Embraer, Bombardier Inc., Commercial Aircraft Corporation of China Ltd and PJSC United Aircraft Corporation in Russia could develop aircraft models that will compete with existing Airbus and Boeing aircraft. It is not certain how these new aircraft offerings will impact the demand and liquidity of existing equipment. In addition, the imposition of more stringent noise or emissions standards and the development of more fuel efficient engines could make aircraft in our portfolio less attractive for potential lessees and less valuable in the marketplace. Any of these risks could adversely affect our ability to lease or sell our aircraft on favorable terms or at all or our ability to charge rental amounts that we would otherwise seek to charge, all of which could have an adverse effect on our financial results and growth prospects.

The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these particular types of aircraft occur.

As of December 31, 2017, our aircraft portfolio contained a mix of aircraft types, including Airbus A319 aircraft, A320 aircraft, A321 aircraft, A330 aircraft, and A340 aircraft, and Boeing 737 aircraft, Boeing 757 aircraft, Boeing 777 aircraft and Boeing 787 aircraft. 64% of these aircraft are single-aisle, narrow-body aircraft, and 36% of these aircraft are wide-body aircraft, as measured by net book value. Our business and financial results could be negatively affected if the market demand for any of these aircraft types (or other types that we acquire in the future) declines, if any of them is redesigned or replaced by its manufacturer. Out-of-production aircraft, such as the Boeing 757 and Airbus A340, current models of the A320 family, known as the CEO, and Boeing 737, known as Next Generation, may have shorter useful lives or lower residual values due to obsolescence. In addition, if any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value, and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may harm our business and financial results to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio.

We have written down the value of some of our assets and we may be required to record further write-downs or losses upon sale of assets.

We test our assets for recoverability whenever events or changes in circumstances indicate that the carrying amounts for such assets are not recoverable from their expected, undiscounted cash flows. We also perform a fleet-wide recoverability assessment at least annually. This recoverability assessment is a comparison of the carrying value of each aircraft to its undiscounted expected future cash flows. We develop the assumptions used in the recoverability assessment, including those relating to current and future demand for each aircraft type, based on management’s experience in the aircraft leasing industry as well as from information received from third party sources.

In the years ended December 31, 2017, 2016 and 2015, we recognized impairment charges of $22.0 million, $96.1 million and $66.1 million, respectively. The impairment charges in 2016 and 2017 related primarily to wide-body aircraft, all of which are nearing the end of their useful lives. In the future, if expected cash flows related to any of our aircraft are adversely affected by factors including credit deterioration of a lessee, declines in rental rates, shortened economic life, residual value risk and other market conditions, then we may be required to recognize additional impairment charges that would reduce our total assets and shareholders’ equity. For example, as aircraft approach the end of their economic useful lives, their carrying values may be more susceptible to non-recoverable declines in value because such assets will have a shorter opportunity in which to benefit from a market recovery.

In addition, if we dispose of an aircraft for a price that is less than its book value, then we would be required to recognize a loss that would reduce our total assets and shareholders’ equity. Asset write downs or losses on sale of assets negatively impact our financial results during the period. A reduction in our shareholders’ equity may negatively impact our ability to comply with covenants in certain of our debt facilities requiring us to maintain a minimum tangible net worth, and could result in an event of default under such facilities.

Our financial performance, and our ability to meet our potential aircraft purchase commitments, will depend in part in our ability to sell aircraft, and we may not be able to do so on favorable terms, or at all.

Our financial performance will depend in part in our ability to sell aircraft profitably. In addition, if we complete the AirAsia Transactions, we intend to sell a number of the aircraft in the initial 34 aircraft portfolio to reduce our leverage, manage our lessee and geographic concentrations, and provide part of the funding for our purchase and leaseback to the AirAsia Group of 21 new Airbus A320neo family aircraft currently on order, and delivering between 2019 and 2021. When we decide to dispose of an aircraft, BBAM, as our servicer, will arrange the disposition pursuant to the terms of the relevant servicing agreement. In doing so, BBAM will compete with other aircraft leasing companies, as well as with other types of entities with which we compete. Our ability to sell our aircraft profitably, or at all, will depend on conditions in the airline industry and general market and competitive conditions at the time we seek to sell. In addition, our ability to sell our aircraft will be affected by the maintenance, damage and operating history of the aircraft and its engines. Failure to sell aircraft regularly and profitably could have a material adverse effect on our financial condition, cash flows and financial results, and our ability to meet our potential aircraft purchase commitments.

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

In addition to global economic conditions, our business is exposed to local economic and political conditions that can influence the performance of lessees located in a particular region. Such conditions can be adverse to us, and may include regional recession and financial or political emergencies, additional regulation or, in extreme cases, seizure of our aircraft. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions. In the year ended December 31, 2017, we had our largest concentration of total revenues in Asia and the South Pacific (44%), followed by Europe (33%), the Middle East and Africa (11%), North America (7%), and Mexico, South and Central America (5%). Severe recession in any of these regions, or the inability to resolve financial or political emergencies in any particular region where we have many customers, could result in additional failures of airlines and could have a material adverse effect on our business, financial condition and financial results.

The risks associated with the geographical concentration of our lessees may become exacerbated as our aircraft are re-leased to lessees or subleased to sublessees in other regions or as we acquire additional aircraft.

We derived approximately 67% of our total revenues for the year ended December 31, 2017 from airlines in emerging markets. Emerging markets have less developed economies and infrastructure and are often more vulnerable to business and political disturbances. The emerging markets in which our lessees were based have included Brazil, Chile, China, the Czech Republic, Ethiopia, India, Indonesia, Malaysia, Mexico, Moldova, the Philippines, Russia, Thailand, Turkey, the United Arab Emirates and Vietnam. These countries may experience significant fluctuations in GDP, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of unexpected taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability may adversely affect our ownership interest in aircraft or the ability of lessees which operate in these markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For example, certain countries may not have fully implemented the Cape Town Convention on International Interests in Mobile Equipment, a treaty that, among other things, established international standards for the registration, protection and enforcement of lessors’ and financiers’ rights in aircraft. These matters may not be resolved on terms favorable to us, or in a timely fashion.

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

Jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization (“ICAO”) adopted set of standards for noise levels which applies to engines manufactured or certified on or after January 1, 2006. Currently, U.S. regulations do not require any phase-out of aircraft that qualify with the older standards applicable to engines manufactured or certified prior to January 1, 2006, but the European Union imposes operating limitations on aircraft that do not comply with the new standards and incorporates aviation-related emissions into the European Union’s Emissions Trading Scheme (“ETS”). ICAO has also adopted new, more stringent noise level standards to apply to new airplane type design with a maximum certificated takeoff weight of 55,000 kg or more on or after December 31, 2017; or with maximum certificated takeoff weight of less than 55,000 kg on or after December 31, 2020. The United States has proposed noise regulations to harmonize with the new ICAO standards.

The potential impact of ETS and ICAO standards on costs have not been completely identified. Concerns over global warming also could result in more stringent limitations on the operation of aircraft. Any of these regulations could limit the economic life of the aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant. In addition, compliance with current or future regulations, taxes or duties imposed to deal with environmental concerns could cause lessees to incur higher costs and lead to higher ticket prices, which could mean lower demand for travel, thereby generating lower net revenues and resulting in an adverse impact on the financial condition of our lessees.

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

War, armed hostilities or terrorist attacks, or the fear of such events, could decrease demand for air travel or increase the operating costs of our customers. The situations in Iraq, Afghanistan, Syria, Iran, North Africa and Ukraine remain unsettled, and other international incidents, such as terrorist attacks in Belgium, France, Germany and Turkey, tension over North Korea’s nuclear program and territorial disputes in East Asia, may lead to regional or broader international instability. Future terrorist attacks, war or armed hostilities, large protests or government instability, or the fear of such events, could further negatively impact the airline industry and may have an adverse effect on the financial condition and liquidity of our lessees, aircraft values and rental rates and may lead to lease restructurings or aircraft repossessions, all of which could adversely affect our financial results and growth prospects.

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

Adverse conditions and disruptions in European economies could have a material adverse effect on our business.
Our business can be affected by a number of factors that are beyond our control, such as general geopolitical, economic and business conditions. Political uncertainty has created financial and economic uncertainty, most recently as a result of the United Kingdom's June 2016 referendum (commonly referred to as "Brexit") to withdraw from the European Union (the “EU”). The economic consequences of Brexit, including the possible repeal of open-skies agreements, could have a material adverse effect on our business. Further, many of the structural issues facing the EU following the global financial crisis of 2008 and Brexit remain, and problems could resurface that could affect market conditions, and, possibly, our business, financial results and liquidity, particularly if they lead to the exit of one or more countries from the European Monetary Union (the "EMU") or the exit of additional countries from the EU. If one or more countries exited the EMU, there would be significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and it would likely lead to complex and lengthy disputes and litigation.

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

Conflicts of interest will arise between us and BBAM LP with respect to our operations and business opportunities. BBAM LP acquires, manages and remarkets aircraft for lease or sale for us and for other entities, including entities in which the owners of BBAM LP, Summit Aviation Partners II LLC and its affiliates (“Summit”), Onex Corporation and its affiliates (“Onex”), and GIC Private Limited (“GIC”) may have an economic interest. We may compete directly with such other managed entities for investment opportunities. For example, BBAM performs aircraft acquisition, disposition and management services pursuant to a joint marketing agreement with Nomura Babcock & Brown Co., Ltd, referred to as NBB, and manages and services other investment vehicles, including the Incline Aviation Fund, pursuant to long-term, exclusive agreements. BBAM has arranged a significant number of aircraft acquisitions and dispositions pursuant to these agreements. We expect that BBAM will continue to arrange acquisition and disposition opportunities with NBB, and for other investment vehicles, and that we may compete with these parties for such opportunities. A conflict of interest will arise if BBAM identifies an aircraft acquisition opportunity that would meet our investment objectives as well as those of another vehicle managed or serviced by BBAM. BBAM, Onex and GIC also may participate in other ventures that acquire and lease commercial jet aircraft. We do not have any exclusive right to participate in aircraft acquisition opportunities originated or identified by BBAM. Under our agreements with BBAM LP, our Manager has agreed to act in the best interests of our shareholders. However, neither BBAM nor any other BBAM LP affiliate will be restricted from pursuing, or offering to another party, any investment or disposal opportunity, or will be required by Fly to establish any investment protocol in relation to prioritization of any investment or disposal opportunity. We may purchase aircraft from, or sell aircraft to, entities managed by BBAM, or entities in which Summit, Onex or GIC has an ownership interest. Although such purchases will require approval by our independent directors, the pricing and other terms of these transactions may be less advantageous to us than if they had been the result of transactions among unaffiliated third parties.

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

•
Summit ceases to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100.0 million; and

•
50% or more of the Servicer’s key finance and legal team or technical and marketing team cease to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

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

We and our subsidiaries have a significant amount of indebtedness. As of December 31, 2017, our total consolidated indebtedness, net of unamortized debt discounts and loan costs, was $2.6 billion.

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

•
restrictions on our subsidiaries’ ability to incur additional debt, pay dividends or make other restricted payments, create liens on assets, sell assets, enter into transactions with our affiliates, make freighter conversions and make certain investments or capital expenditures.

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

For example, B&B Air Funding is required to apply all of its available cash flow, after payment of certain expenses (including interest), to repay the principal on the Securitization Notes, and the cash flow from the aircraft in the B&B Air Funding portfolio is not available to us. We also have a debt facility provided by Norddeutsche Landesbank Gironzentrale (“Nord LB Facility”). Substantially all cash flows associated with these aircraft, after payment of certain expenses, are applied to payment of interest and principal and therefore are not available for distribution to us.

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

In addition, if the AirAsia Transactions are completed as currently contemplated, we will incur additional secured indebtedness of approximately $0.7 billion in connection with the acquisition of the initial 34 aircraft portfolio, which would further exacerbate the risks outlined above and described elsewhere in these “Risk Factors” and this Annual Report.

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

We have a significant amount of non-recourse debt.

As of December 31, 2017, we had total debt, net of unamortized debt discounts and loan costs, of $2.6 billion. Of this amount, $677.0 million was non-recourse to Fly, except for certain limited obligations which typically include reimbursement for certain expenses and costs incurred by the lenders. These non-recourse loans may be provided through loan facilities that are typically cross-collateralized and contain cross-default provisions against all of the loans advanced within each facility, as well as through individual loans against individual aircraft. As of December 31, 2017, we had the following non-recourse debt facilities that provided financing against multiple aircraft:

Facility (1)	Amount Outstanding at December 31, 2017 (2)	Number of Aircraft Financed	Maturity Date
Securitization Notes	$101.6 million	9	November 2033
Nord LB Facility	$153.2 million	6	November 2018

(1)	Excludes $431.9 million outstanding for seven aircraft financed by individual non-recourse loans.
(2)	Excludes unamortized debt discounts and loan costs.

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

We had $2.0 billion of recourse debt outstanding as of December 31, 2017, including debt of our subsidiaries that we have guaranteed. We expect to incur additional recourse indebtedness in the future. Although these recourse loans may be secured by aircraft and their associated leases, we have guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flows to meet required debt payments. In this case, we will be required to make payments from our unrestricted cash, which could have a materially adverse impact on our ability to grow through future acquisitions of aircraft. In addition, the Term Loan, the CBA Facility, the Magellan Acquisition Limited Facility, the Fly Acquisition III Facility, our 2021 Notes and 2024 Notes, and certain of our other recourse indebtedness contain cross-default provisions to other recourse indebtedness which if triggered could significantly increase the amount of indebtedness which is payable by us at the time of the cross-default.

Certain of the agreements governing our recourse debt may limit our operational flexibility which could negatively affect our financial condition, cash flow and results of operations.

Certain of the agreements governing our recourse debt, including our warehouse and term loan facilities, contain covenants that require us to comply with one or more of the following: maximum loan-to-value ratios, minimum tangible net worth and minimum liquidity requirements; and interest coverage ratios. Complying with such covenants may at times require us to deposit cash as additional collateral and to forego use of such cash for other needs or opportunities. Moreover, our failure to comply with any of these covenants (if the period of time to exercise any temporary cure has lapsed) could constitute a default under such agreements and could potentially trigger a cross-default and acceleration of some, if not all, of our then outstanding debt in our recourse credit facilities, which would negatively affect our financial condition, cash flows and results of operations.

We are a holding company and currently rely on our subsidiaries to provide us with funds necessary to meet our financial obligations.

We are a holding company and our principal assets are the investments we hold in our subsidiaries, which own either directly or indirectly through their subsidiaries, the aircraft in our portfolio. As a result, we depend on cash flows from our subsidiaries to generate the funds necessary to meet our financial obligations. Our existing subsidiaries are legally distinct from us and may be significantly restricted from paying dividends or otherwise making funds available to us pursuant to the agreements governing their financing arrangements. If we are unable to comply with the covenants contained in these agreements, then the amounts outstanding under these debt facilities may become immediately due and payable, cash generated by aircraft financed through these facilities may be unavailable to us and/or we may be unable to draw additional amounts under these facilities. The events that could cause some of our subsidiaries to be noncompliant under their loan agreements, such as a lessee default, may be beyond our control, but they nevertheless could have a substantial adverse impact on the amount of our cash flows available to fund working capital, make capital expenditures and satisfy other cash needs. For a description of the operating and financial restrictions in our debt facilities, see the section titled “Operating and Financial Review and Prospects—Financing.”

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

We expect that we will be treated as a PFIC for U.S. federal income tax purposes for the current taxable year and for the foreseeable future. Assuming we are a PFIC, a U.S. holder of our shares will be subject to the PFIC rules, with a variety of potentially adverse tax consequences under the U.S. federal income tax laws. Such consequences depend in part on whether such shareholder elects to treat us as a qualified electing fund (a “QEF”). Absent a QEF election or mark-to-market election, a U.S. shareholder who disposes or is deemed to dispose of our shares at a gain, or who receives or is deemed to receive certain distributions with respect to our shares, generally will be required to treat such gain or distributions as ordinary income and to pay an interest charge on the tax imposed. If a U.S. shareholder makes a QEF election in the first taxable year in which the U.S. shareholder owns our shares, then such U.S. shareholder will be required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gains as long-term capital gain, subject to a separate voluntary election to defer payment of taxes, which deferral is subject to an interest charge. Such inclusion of taxable income is required even if the amount exceeds cash distributions, if any. Moreover, our distributions, if any, will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. taxpayers.

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

U.S. federal income tax reform could adversely affect us.

On December 22, 2017, the United States passed comprehensive tax reform legislation that, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and executive compensation, allows for the expensing of capital expenditures and puts into effect the migration from a worldwide system of taxation to a territorial system. We do not expect this legislation to have a material impact on us. However, the full impact of this tax reform on our business is still uncertain and could adversely affect us.

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

Provisions in our bye-laws, our management agreement and the indentures governing our 2021 Notes and 2024 Notes may discourage a change of control.

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

Furthermore, the indentures governing our 2021 Notes and 2024 Notes contain provisions that permit our noteholders to require us to redeem their notes before maturity at a premium to par upon a change of control of our company.

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

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. companies. Nevertheless, we have generally chosen to comply with the corporate governance rules of the New York Stock Exchange (“NYSE”) as though we were a U.S. company. Accordingly, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer under the NYSE corporate governance rules.

However, we intend to follow the practices of our home country, Bermuda, in connection with certain matters, including shareholder approval requirements.  Under Bermuda law, we are not required to obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, certain transactions other than a public offering involving issuances of a 20% or greater interest in our company and certain acquisitions of the stock or assets of another company.  Following our home country practices as opposed to the requirements that would otherwise apply to a U.S. domestic issuer listed on the NYSE may provide less protection than is accorded to investors under the NYSE rules applicable to domestic issuers.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Securities Exchange Act of 1934 (the "Exchange Act") related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Risks Related to the AirAsia Transactions

The AirAsia Transactions may not be successfully completed or, if completed, achieve their anticipated benefits, may prove disruptive, and could cause our business to fail to meet investor expectations.

On February 28, 2018, we entered into definitive agreements with respect to the AirAsia Transactions. Under the terms of the agreements, we will acquire a portfolio of 33 Airbus A320-200 aircraft and seven engines on operating leases to the AirAsia Group, and one Airbus A320-200 aircraft on operating lease to a third-party airline (“Portfolio A”). AirAsia will receive approximately $1.0 billion in cash and 3,333,333 FLY common shares, valued at $15.00 per share (the “Fly Shares”) in consideration for Portfolio A.  The completion of the Portfolio A transaction, which is expected to occur in the second and third quarters of 2018, remains subject to approval by AirAsia shareholders, receipt of regulatory approvals and satisfaction of other closing conditions set forth in the sale and purchase agreement, and the termination rights of the parties thereunder. In addition to the Portfolio A transaction, we will acquire 21 Airbus A320neo family aircraft on operating leases to the AirAsia Group as the aircraft deliver between 2019 and 2021 (“Portfolio B”).  We also will acquire the option to purchase an additional 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering as early as 2019 (“Portfolio C”). The consummation of the Portfolio B and Portfolio C transactions is conditioned upon the closing of the Portfolio A transaction.

If the AirAsia Transactions are completed, we may not successfully realize anticipated growth opportunities or successfully integrate the AirAsia portfolio with our existing fleet.  We will have increased revenues, expenses, assets, and indebtedness, and we may encounter unforeseen difficulties in managing the integration. We also expect to sell some of the aircraft in Portfolio A to reduce our leverage, manage our lessee and geographic concentrations, and provide part of the funding for our acquisition of Portfolios B and C. To combine the AirAsia portfolio with our existing fleet, our Manager and Servicer will need to integrate, manage and service the larger fleet; maintain and monitor our compliance with substantial additional indebtedness; seek attractive disposition opportunities for some aircraft; and continue to pursue other business opportunities on our behalf. Even if we are able to complete the AirAsia Transactions and manage the integration, we may not realize the full benefits of the growth opportunities that we currently expect within the anticipated time frame, or at all.

While the AirAsia Transactions are pending, and following their completion, they could cause disruptions in our business. For example, lessees may refrain from leasing or re-leasing our aircraft until they determine whether the AirAsia Transactions will affect our business or their relationship with us or BBAM. Uncertainty concerning potential changes to us and our business, or BBAM and its business, could harm our ability to enter into agreements with new lessees.

Alongside the AirAsia Transactions, two other capital pools affiliated with BBAM, NBB and the Incline Aviation Fund, will acquire an aggregate of 73 Airbus narrowbody aircraft and seven engines on operating lease to AirAsia and its affiliated airlines, four narrowbody aircraft on lease to third-party airlines, and the options to purchase an additional 30 Airbus A320neo family aircraft, not subject to lease, delivering in the future. Any diversion of BBAM’s attention and resources away from us may affect our ability to achieve our operational, financial and strategic objectives.

If the AirAsia Transactions are not completed, in whole or in part, for any reason, the price of our shares may decline to the extent that the market price of our shares reflects positive market assumptions that the AirAsia Transactions will be completed, and the related benefits will be realized. In addition, we will incur significant expenses in connection with the AirAsia Transactions, such as legal, advisory and financial services, many of which must be paid regardless of whether the AirAsia Transactions are completed.

We will need additional capital to finance our forward purchase and leaseback commitments to the AirAsia Group under Portfolio B, and our acquisition of any option aircraft under Portfolio C.

We will need additional capital to finance our acquisition of Portfolio B, and any options that we elect to exercise with respect to the aircraft in Portfolio C. We expect to sell some of the aircraft in Portfolio A to provide part of the funding for our acquisition of Portfolios B and C, and to raise additional debt financing for the acquisition of these aircraft. If we are unable to sell a number of Portfolio A aircraft, or to maintain our financing sources or find new sources of financing, we may not be able to close on the purchase of some or all of the aircraft in Portfolios B and C. If our aircraft acquisition commitments under Portfolio B are not closed for these or other reasons, we may fail to realize the full benefits of the AirAsia Transactions. In addition, we will be subject to several risks, including the following: having to pay certain significant costs including potential monetary damages, and legal, accounting and other related expenses; not realizing any of the benefits of completing these transactions; and potential damage to our reputation, and our relationship with the AirAsia Group. If we are unable to finance the exercise of our options to purchase additional aircraft under Portfolio C, we may fail to realize the full benefits of the AirAsia Transactions. These risks would negatively affect our financial condition, cash flows and results of operations.

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

BBAM LP is a private company owned by Summit, Onex and GIC. As of February 28, 2018, Summit and Onex beneficially owned an aggregate of 4,151,632 of our common shares in the form of ADSs, 2,191,060 of which are subject to lock-up provisions. In connection with, and subject to, the closing of the AirAsia Transactions, affiliates of Summit and Onex each have agreed to purchase $10 million of newly issued common shares in the form of ADSs, at a purchase price of $15.00 per share.  The lock-up on existing shares held by Onex will terminate upon issuance and sale of the new shares, and all shares held by Onex at that time will be subject to a lock-up extending 180 days from the date of issuance of the new shares.

Our Aircraft Portfolio

As of December 31, 2017, we had 85 aircraft in our portfolio, of which 84 were held for operating lease and one was recorded as an investment in finance lease. Our portfolio was comprised of 73 narrow-body passenger aircraft (including one freighter) and 12 wide-body passenger aircraft (including two freighters).

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

As of December 31, 2017, we had 56 Boeing aircraft and 29 Airbus aircraft in our portfolio. These aircraft were manufactured between 1990 and 2017 and had a weighted average age of 6.4 years as of December 31, 2017. We estimate that the useful life of our aircraft is generally 25 years from the date of manufacture. In the case of a freighter, the remaining useful life is determined based on the date of conversion and in such case, the total useful life may extend beyond 25 years from the date of manufacture.

The following table presents the aircraft in our portfolio as of December 31, 2017:

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
1.	Aeromexico	B737-700	Narrow-body	2006
2.	Aeromexico	B737-700	Narrow-body	2005
3.	Aeromexico	B737-700	Narrow-body	2005
4.	Air China	B737-800	Narrow-body	2007
5.	Air Europa	B787-8	Wide-body	2017
6.	Air India	B787-8	Wide-body	2015
7.	Air India	B787-8	Wide-body	2014
8.	Air India	B787-8	Wide-body	2014
9.	Air Moldova	A319-100	Narrow-body	2006
10.	American Airlines	B737-800	Narrow-body	2013
11.	American Airlines	A319-100	Narrow-body	2000
12.	American Airlines	A319-100	Narrow-body	2000
13.	American Airlines	A319-100	Narrow-body	2000
14.	American Airlines	A319-100	Narrow-body	2000
15.	Chang’An Airlines	B737-800	Narrow-body	2006
16.	easyJet	A319-100	Narrow-body	2007
17.	easyJet	A319-100	Narrow-body	2004
18.	easyJet	A319-100	Narrow-body	2004
19.	Ethiopian Airlines	B777-200LRF (1)	Wide-body	2015
20.	Ethiopian Airlines	B777-200LRF (1)	Wide-body	2015
21.	Finnair	A320-200 (2)	Narrow-body	2003
22.	flydubai	B737-800	Narrow-body	2010
23.	Frontier	A319-100	Narrow-body	2001
24.	Garuda Indonesia	B737-800	Narrow-body	2010
25.	Garuda Indonesia	B737-800	Narrow-body	2010
26.	Go2Sky	B737-800	Narrow-body	1998
27.	Icelandair	B757-200SF (1)	Narrow-body	1990
28.	Israir Airlines	A320-200	Narrow-body	2016
29.	IZair	B737-800	Narrow-body	2007
30.	IZair	B737-800	Narrow-body	2006
31.	Jet Airways	B737-800	Narrow-body	2014
32.	Jet Airways	B737-800	Narrow-body	2014
33.	Jet Airways	B737-800	Narrow-body	2014
34.	Jet Lite	B737-700	Narrow-body	2002
35.	Jetstar Pacific Airlines	A320-200	Narrow-body	2005
36.	LATAM	B787-8	Wide-body	2013
37.	Lucky Air Airlines	B737-800	Narrow-body	2007
38.	Lucky Air Airlines	B737-800	Narrow-body	2007
39.	Malaysian Airlines	B737-800	Narrow-body	2012
40.	Malaysian Airlines	B737-800	Narrow-body	2011
41.	Malaysian Airlines	B737-800	Narrow-body	2011
42.	Nok Airlines	B737-800	Narrow-body	2015
43.	Oman Air S.A.O.C.	B737-800	Narrow-body	2009
44.	Oman Air S.A.O.C.	B737-800	Narrow-body	2009
45.	Philippine Airlines	A321-200	Narrow-body	2014
46.	Philippine Airlines	A321-200	Narrow-body	2014
47.	Philippine Airlines	A330-300	Wide-body	2013
48.	Philippine Airlines	A330-300	Wide-body	2013
49.	PT Lion Mentari	B737-MAX 8	Narrow-body	2017
50.	PT Lion Mentari	B737-MAX 8	Narrow-body	2017
51.	PT. Batik Air Indonesia	A320-200	Narrow-body	2017
52.	Shandong Airlines	B737-800	Narrow-body	2013
53.	Shandong Airlines	B737-800	Narrow-body	2013
54.	Silk Air	A320-200	Narrow-body	2004
55.	Spicejet	B737-800	Narrow-body	2010
56.	Spicejet	B737-800	Narrow-body	2010

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
57.	Spicejet	B737-800	Narrow-body	2007
58.	Spicejet	B737-800	Narrow-body	2007
59.	Spicejet	B737-900ER	Narrow-body	2007
60.	Sun Express (Turkey)	B737-800	Narrow-body	2007
61.	Sunwing Airlines	B737-800	Narrow-body	2006
62.	Sunwing Airlines	B737-800	Narrow-body	2006
63.	Swift Air	B737-800	Narrow-body	2006
64.	TAM	A320-200	Narrow-body	2006
65.	TAROM S.A.	B737-800	Narrow-body	2017
66.	THY	A320-200	Narrow-body	2005
67.	THY	A320-200	Narrow-body	2005
68.	THY	A320-200	Narrow-body	2005
69.	Transavia France	B737-800	Narrow-body	2008
70.	Transavia France	B737-800	Narrow-body	2008
71.	Transavia France	B737-800	Narrow-body	2007
72.	Transavia France	B737-800	Narrow-body	2007
73.	Travel Service	B737-800	Narrow-body	2010
74.	Travel Service	B737-800	Narrow-body	2010
75.	TUI Travel Aviation Finance	B737-800	Narrow-body	2010
76.	TUI Travel Aviation Finance	B757-200	Narrow-body	1999
77.	TUI Travel Aviation Finance	B757-200	Narrow-body	1999
78.	Virgin America	A320-200	Narrow-body	2007
79.	Virgin Atlantic	A340-600	Wide-body	2006
80.	Virgin Atlantic	A340-600	Wide-body	2006
81.	Vueling Airlines	A320-200	Narrow-body	2007
82.	Vueling Airlines	A320-200	Narrow-body	2007
83.	Yakutia	B737-800	Narrow-body	2002
84.	Off lease	A321-200	Narrow-body	2015
85.	Off lease (3)	A330-200	Wide-body	2001

(1)	Freighter.
(2)	Investment in finance lease.
(3)	In January 2018, the aircraft was delivered to Virgin Atlantic.

The following table summarizes the composition of our portfolio by manufacturer and aircraft type as of December 31, 2017:

Aircraft Manufacturer	Aircraft Type	Number of Aircraft
Airbus	A319-100	9
	A320-200 (1)	12
	A321-200	3
	A330-200	1
	A330-300	2
	A340-600	2
	Total	29
Boeing	B737-700	4
	B737-MAX 8	2
	B737-800	39
	B737-900ER	1
	B757-200	2
	B757-200SF	1
	B777-200LRF	2
	B787-8	5
	Total	56
Total		85

(1)	Includes an investment in finance lease.

Our portfolio is composed of 64% narrow-body aircraft and 36% wide-body aircraft, based on net book values as of December 31, 2017. Our narrow-body aircraft include Airbus A319, Airbus A320, Airbus A321 and next generation Boeing 737 and Boeing 757 aircraft families, which enjoy high worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are based on more routes around the world than any other airframe and thus have the largest installed base. Our wide-body aircraft include Airbus A330, Airbus A340 and next generation Boeing 777 (freighter) and Boeing 787 aircraft families.

The following table presents the composition of our portfolio based on airframe type as of December 31, 2017:

Airframe Type	Number of Aircraft
Narrow-body (1) (2)	73
Wide-body (3)	12
Total	85

(1)	Includes an investment in finance lease.
(2)	Includes one freighter.
(3)	Includes two freighters.

Our Markets
Our aircraft are leased under multi-year contracts to a diverse group of airlines throughout the world. The following table presents the distribution of our lease revenue from our portfolio by geographic region (dollars in thousands):

	Years ended
	2017		2016		2015
Europe:
Spain	$11,199	3%	$5,361	2%	$9,191	2%
Turkey	17,103	5%	24,593	8%	29,847	7%
United Kingdom	29,182	8%	34,498	11%	50,742	12%
Germany	26,457	8%	13,836	4%	18,201	4%
Russia	1,927	1%	3,141	1%	24,095	6%
Other (1)	27,984	8%	27,319	8%	46,779	11%
Europe — Total	113,852	33%	108,748	34%	178,855	42%
Asia and South Pacific:
India	64,381	18%	39,640	13%	19,572	4%
Philippines	29,825	9%	29,129	9%	38,677	9%
Indonesia	16,308	5%	8,320	3%	7,915	2%
China	22,611	6%	23,882	8%	37,943	9%
Other	19,263	6%	18,967	5%	31,141	7%
Asia and South Pacific — Total	152,388	44%	119,938	38%	135,248	31%
Mexico, South and Central America:
Chile	8,939	3%	8,939	3%	24,336	6%
Other	8,626	2%	8,768	3%	16,732	4%
Mexico, South and Central America — Total	17,565	5%	17,707	6%	41,068	10%
North America:
United States	17,647	5%	24,591	8%	37,316	9%
Other	6,237	2%	6,223	2%	6,380	1%
North America — Total	23,884	7%	30,814	10%	43,696	10%
Middle East and Africa:
Ethiopia	30,018	9%	30,084	10%	22,808	5%
Other	9,918	2%	8,357	2%	8,315	2%
Middle East and Africa — Total	39,936	11%	38,441	12%	31,123	7%
Total Lease Revenue	$347,625	100%	$315,648	100%	$429,990	100%

(1)	Includes $0.7 million, $2.1 million and $0.3 million of finance lease revenue in 2017, 2016 and 2015, respectively.

Our Leases

Lease Terms

All of our leases are on a “net” basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance. At December 31, 2017, we had 83 aircraft subject to lease agreements, of which 71 had fixed lease rates and 12 had floating lease rates.

Our aircraft are leased to 44 airlines in 28 countries, in both developed and emerging markets. Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees have early termination or lease extension options. Our leases are scheduled to expire between 2018 and 2029 and have a weighted average remaining lease term of 6.3 years as of December 31, 2017.

The following table presents the scheduled lease maturity of the aircraft in our portfolio as of December 31, 2017:

	Airframe Type
Year of Scheduled Lease Expiration	Narrow		Wide	Total
Off-lease	1		1	2
2018	7		—	7
2019	15		2	17
2020	11	(1)	—	11
2021	8		—	8
2022	10		—	10
2023	6		—	6
2024	4		—	4
2025	3	(2)	3	6
2026	2		—	2
2027	2	(3)	2	4
2028	1		3	4
2029	3		1	4
Total	73		12	85

(1)	Includes one freighter.
(2)	Includes an investment in finance lease.
(3)	Includes two freighters.

At December 31, 2017, we had seven leases in our portfolio scheduled to expire in 2018 and two aircraft off-lease. Subsequent to year end, we re-leased two aircraft and three aircraft are subject to either a new lease agreement or letter of intent for a re-lease or lease extension. There are four aircraft remaining to be remarketed in 2018. We may have additional remarketings in 2018 if any other leases are terminated prior to their scheduled expiry dates.

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

Maintenance Obligations. Under our leases, the lessee is generally responsible for all maintenance and repairs and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we sometimes agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

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

General. Each aircraft generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or “wet lease” arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. As of December 31, 2017, our lessees have informed us of the following subleases:

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

In August 2017, Air Berlin commenced insolvency proceedings in Germany and the United States. At that time, we had two aircraft on lease to Air Berlin. These leases were terminated and both aircraft were returned to us during the fourth quarter of 2017. In January 2018, one of the aircraft was delivered to a new lessee. The other aircraft is expected to be delivered to a new lessee in the first quarter of 2018.

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

From time to time, we may decide to dispose of our aircraft at or before the expiration of their leases. In 2017, we sold one aircraft.

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

In 2017, we acquired ten aircraft and sold one aircraft.

For the year ended December 31, 2017, we had a net income of $2.6 million, or diluted income per share of $0.09. Net cash provided by operating activities for the year ended December 31, 2017 totaled $179.1 million. Net cash used in investing activities was $430.4 million and net cash provided by financing activities was $95.7 million for the year ended December 31, 2017.

As of December 31, 2017, we had 85 aircraft in our portfolio, of which 84 were held for operating lease and one was recorded as an investment in finance lease.

AirAsia Transactions

On February 28, 2018, we announced that we have entered into definitive agreements with AirAsia and its subsidiary, AACL, with respect to the AirAsia Transactions.  Pursuant to these agreements, we will acquire 55 Airbus narrowbody aircraft and seven engines on operating leases, in transactions that are expected to close beginning in the second and third quarters of 2018 and ending in 2021.  We also will acquire options to purchase an additional 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering as early as 2019.  Please refer to “Item 3. Key Information – Risks Related to the AirAsia Transactions” and “Item 18. Financial Statements – Notes to Consolidated Financial Statements – Note 22. Subsequent Events” for further information regarding the AirAsia Transactions and certain risks related thereto.

Market Conditions

The airline industry has been profitable every year since 2012 and airline profitability is expected to continue in 2018 amid strengthening global economic activity. Global passenger air traffic grew by 7.6% in 2017 and load factors were at record levels for the year. Further, utilization remains strong and the parked fleet is steady at about 4% for aircraft under 20 years old. Competition remains strong in the sale lease-back market and aircraft values generally remain stable.

Long term, there continue to be overall positive trends in world air traffic and demand for commercial aircraft, which we believe will continue to drive growth in the aircraft leasing market. Passenger demand continues to grow. Aircraft manufacturers are increasing the production rates of their narrow-body aircraft and certain of their wide-body aircraft, as they continue to transition to new models.

Despite the favorable market conditions, the airline industry is cyclical, and macroeconomic, geopolitical and other risks may negatively impact airline profitability or create unexpected volatility in the aircraft leasing market. Although we expect the overall airline industry to remain profitable, profits are not uniformly distributed among airlines, and certain airlines, particularly smaller airlines and start-up carriers, may struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis. In addition, an increase in new aircraft production rates by aircraft manufacturers may reduce the demand for used aircraft, leading to a reduction in the lease rates and the values of used aircraft, or may create a condition of oversupply should demand falter.

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

Flight Equipment

Flight equipment held for operating lease is stated at cost less accumulated depreciation and impairment. Flight equipment are depreciated to their residual values on a straight-line basis over their estimated remaining useful life, generally 25 years from the date of manufacture. Residual values are generally estimated to be 15% of the original manufacturer’s estimated realized price for the flight equipment when new. Estimated residual values and useful lives of flight equipment are reviewed and adjusted, if appropriate, during each reporting period.

Management may, at its discretion, make policy exceptions on a case by case basis when, in its judgment, the residual value calculated pursuant to policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:

●	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.

●	Flight equipment that is out of production and may have a shorter useful life or lower residual value due to obsolescence.

●	The remaining life of a converted freighter is determined based on the date of conversion, in which case, the total useful life may extend beyond 25 years from the date of manufacture.

●	Flight equipment which management believes will be disposed of prior to the end of its estimated useful life.

Changes in the expected lives or residual values of aircraft could have a significant impact on our results of operations.

Held for Sale. We classify flight equipment as held for sale when we commit to and commence a plan of sale that is reasonably expected to be completed within one year and satisfies certain other held for sale criteria provided by the FASB. An aircraft classified as held for sale is not depreciated. Flight equipment held for sale is recorded at the lesser of carrying value or fair value, less estimated cost to sell. An impairment loss is recorded for an asset held for sale when the carrying value of the asset exceeds its fair value, less estimated cost to sell.

Impairment. Impairment analyses require the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some future date, estimated downtime between re-leasing events and the amount of re-leasing costs.

We evaluate flight equipment for impairment when circumstances indicate that the carrying amounts of such assets may not be recoverable. Our evaluation of impairment indicators include, but are not limited to, recent transactions for similar aircraft, adverse changes in market conditions for specific aircraft types, third party appraisals of aircraft, published values for similar aircraft, any occurrence of adverse changes in the aviation industry and the overall market conditions that could impact the fair value of our aircraft. The review for recoverability includes an assessment of currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values of the aircraft on its eventual disposition.

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

If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, we will assess whether the carrying values of the flight equipment exceed the fair values. An impairment loss is recognized equal to the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of the cash expected to be generated in the future, including its expected residual value, discounted at a rate commensurate with the associated risk.

Changes to expected future cash flows could result in impairment charges which could have a significant impact on our results of operations.

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

MR Leases

Under MR Leases, the lessee is required to make periodic maintenance payments to us based upon usage of the aircraft. When qualified major maintenance is performed during the lease term, we are required to reimburse the lessee for the costs associated with such maintenance. At the end of lease, we are entitled to retain any cash receipts in excess of the required reimbursements to the lessee.

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

Derivative Financial Instruments

We use derivative financial instruments to manage our exposure to interest rate and foreign currency risks. All derivatives are recognized on the balance sheet at their fair values. Pursuant to U.S. GAAP, changes in the fair value of the item being hedged are recognized into earnings in the same period and in the same income statement line as the change in the fair value of the derivative instrument. On the date that we enter into a derivative contract, we formally document all relationships between the hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction.

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

●
Operating lease revenue. We receive lease revenue from flight equipment under operating leases. Rental income from aircraft is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee to exercise an option to extend the lease for an additional term. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when collection is not reasonably assured.

●
End of lease income. The amount of end of lease income we recognize in any reporting period is inherently volatile and depends upon a number of factors, including the timing of both scheduled and unscheduled lease expiries, and the timing of maintenance performed on the aircraft by the lessee, among others.

●
Lease incentives. Our leases may contain provisions which require us to contribute a portion of the lessee’s costs for heavy maintenance, overhaul or replacement of certain high-value components. We account for these expected payments as lease incentives, which are amortized as a reduction of lease revenue over the life of the lease.

●	Finance lease income. Revenue from finance leases is recognized using the interest method to produce a level yield over the life of the finance lease.

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

We recognize an uncertain tax benefit only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We have elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during each of the years ended December 31, 2017, 2016 and 2015.

New Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. Under the guidance, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the guidance requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The guidance specifically notes that lease contracts are a scope exception. The guidance is effective for annual reporting periods, including interim periods, beginning after December 15, 2017. We adopted the guidance effective January 1, 2018. The adoption will not have a significant impact on the consolidated financial statements and the related footnotes because lease revenue, which comprises the majority of our revenue, is excluded from the scope of this guidance.

In February 2016, FASB issued its new lease guidance, ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. FASB has decided that lessors would be precluded from recognizing selling profit and revenue at lease commencement for any finance lease that does not transfer control of the underlying asset to the lessee. In addition, the new guidance will require lessors to capitalize, as initial direct costs, only those costs that are incurred due to the execution of a lease. Any other costs incurred, including allocated indirect costs, will no longer be capitalized and instead will be expensed as incurred. As of December 31, 2017, we had approximately $2.0 million of unamortized lease costs. The guidance will be effective for annual reporting periods, including interim periods, beginning after December 15, 2018, and early adoption will be permitted. The new guidance must be adopted using the modified retrospective method. We are progressing in our assessment of the impact of ASC 842 and is concurrently gathering business requirements for the implementation of ASC 842. We plan to adopt the guidance effective January 1, 2019.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The guidance is effective for annual reporting periods, including interim periods, beginning after December 15, 2017. The guidance requires application using a retrospective transition method. We early adopted the guidance effective December 31, 2017. The adoption of the guidance requires the classification of cash payments for debt prepayments or extinguishment costs (including third-party costs, premiums paid, and other fees paid to lenders) as financing activities in our statement of cash flows. The adoption changes our net cash provided by operating activities, with a corresponding change in our net cash provided by or used in financing activities.

In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires the recognition of current and deferred income taxes for intra-entity asset transfers, other than inventory, when the transfer occurs. Historically, the income tax consequence was not recognized until the asset was sold to a third party. The guidance is effective for annual reporting periods, including interim periods, beginning after December 15, 2017, and early adoption is permitted. We adopted the guidance effective January 1, 2018. The adoption of the guidance will not have a material impact on our consolidated financial condition, results of operations and cash flows.

In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230). ASU 2016-18 provides guidance on the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires entities to show the changes in total of cash, cash equivalents, restricted cash and restricted cash equivalents. As a result, entities will no longer present transfers between cash and cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. Instead, restricted cash and cash equivalents is included in cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the consolidated statement of cash flows. The guidance requires application using a retrospective transition method to each period presented. The guidance is effective for annual reporting periods, including interim periods beginning after December 15, 2017. We early adopted the guidance effective December 31, 2017. Prior to the adoption of the guidance, we presented the change in restricted cash and cash equivalents as cash provided by or used in financing activities as required by GAAP. The adoption of the new guidance eliminates the change in restricted cash and cash equivalents line item in financing activities and changes net cash flows provided by or used in financing activities by the same amount.

In August 2017, FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815). ASU 2017-12 is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. Under the guidance, if a cash flow hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income and reclassified to earnings when the hedged item impacts earnings. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if we can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. Additional disclosures include cumulative basis adjustments for fair value hedges and the effect of hedging on individual income statement line items. The guidance will be effective for annual reporting periods, including interim periods, beginning after December 15, 2018, and early adoption will be permitted. We plan to adopt the guidance effective January 1, 2019.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income of Fly for the years ended December 31, 2017, 2016 and 2015.

Consolidated Statements of Income of Fly for the years ended December 31, 2017 and 2016

	Years ended		Increase/ (Decrease)
	2017	2016
	(Dollars in thousands)
Revenues
Operating lease revenue	$346,894	$313,582	$33,312
Finance lease revenue	731	2,066	(1,335)
Equity earnings from unconsolidated subsidiary	496	530	(34)
Gain on sale of aircraft	3,926	27,195	(23,269)
Interest and other income	1,204	1,666	(462)
Total revenues	353,251	345,039	8,212
Expenses
Depreciation	133,227	120,452	12,775
Aircraft impairment	22,000	96,122	(74,122)
Interest expense	127,782	123,161	4,621
Selling, general and administrative	30,671	30,077	594
Ineffective, dedesignated and terminated derivatives	(192)	91	(283)
Loss on modification and extinguishment of debt	23,309	9,246	14,063
Maintenance and other costs	2,524	2,279	245
Total expenses	339,321	381,428	(42,107)
Net income (loss) before provision (benefit) for income taxes	13,930	(36,389)	50,319
Provision (benefit) for income taxes	11,332	(7,277)	18,609
Net income (loss)	$2,598	$(29,112)	$31,710

As of December 31, 2017, we had 85 aircraft in our portfolio, 84 of which were held for operating lease and one was recorded as an investment in finance lease. As of December 31, 2016, we had 76 aircraft in our portfolio, 75 of which were held for operating lease and one recorded as an investment in finance lease. In 2017, we purchased ten aircraft and sold one aircraft.

	Years ended		Increase/ (Decrease)
	2017	2016
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$337,137	$313,976	$23,161
End of lease income	17,837	8,918	8,919
Amortization of lease incentives	(7,668)	(8,898)	1,230
Amortization of lease premiums, discounts & other	(412)	(414)	2
Total operating lease revenue	$346,894	$313,582	$33,312

For the year ended December 31, 2017, operating lease revenue totaled $346.9 million, an increase of $33.3 million compared to the year ended December 31, 2016. The increase was primarily due to (i) an increase of $59.6 million from aircraft purchased in 2016 and 2017, (ii) an increase of $8.9 million from end of lease income recognized and (iii) a decrease of $1.2 million in lease incentive amortization. The increase was partially offset by decreases of (i) $32.2 million in lease revenue from aircraft sold in 2016 and 2017 and (ii) $5.7 million from lower lease rates on lease extensions and remarketings.

At December 31, 2017, we had one investment in finance lease, which was reclassified from an operating lease to a finance lease during the fourth quarter of 2016. In 2017, we recognized finance lease revenue of $0.7 million related to this aircraft. During the year ended December 31, 2016, we had two investments in finance leases, one of which was sold during the third quarter of 2016. We recognized finance lease income of $2.1 million in 2016 related to these two aircraft.

During the year ended December 31, 2017, we sold one aircraft and recognized a gain on sale of aircraft of $3.9 million. During the year ended December 31, 2016, we sold 27 aircraft, 26 of which generated a $27.2 million gain on sale of aircraft. We recorded a gain on debt extinguishment of $0.6 million with the sale of the remaining aircraft, which was financed by a secured borrowing. The sale proceeds were paid to the lender as full and final discharge of the associated debt.

Depreciation expense during the year ended December 31, 2017 was $133.2 million, compared to $120.5 million for the year ended December 31, 2016, an increase of $12.7 million. The increase was primarily due to depreciation on aircraft acquired in 2016 and 2017 and the reduction of the economic life of certain aircraft. This increase was partially offset by stoppage of depreciation on aircraft sold in 2016 and 2017.

During the year ended December 31, 2017, we recognized aircraft impairment totaling $22.0 million related to one Airbus A330-200 aircraft that had been leased to Air Berlin. The lease was terminated, and this aircraft was returned to us and redelivered to another airline in January 2018. During the year ended December 31, 2016, we recognized aircraft impairment totaling $96.1 million. This impairment charge related primarily to three wide-body aircraft nearing the end of their useful lives and are the only aircraft of their type in our portfolio. In addition, we recognized an impairment charge on one narrow-body aircraft which was sold in the third quarter of 2016, with proceeds paid to the lender as full and final discharge of the associated debt.

Interest expense totaled $127.8 million and $123.2 million for the years ended December 31, 2017 and 2016, respectively. The increase of $4.6 million was primarily due to additional secured borrowings and increases in LIBOR. This increase was partially offset by a reduction in interest due to debt repayments, including the redemption of the 2020 Notes.

Selling, general and administrative expenses were $30.7 million and $30.1 million for the years ended December 31, 2017 and 2016, respectively. During the year December 31, 2017, we incurred transaction costs of $1.8 million and unrealized foreign currency exchange losses of $2.3 million. These increased costs were partially offset by a reduction in administrative and base fees paid to BBAM. During the year December 31, 2016, we incurred $1.1 million of professional fees related to the restatement of our financial statements, $1.0 million of aircraft acquisition costs that were expensed and unrealized foreign currency exchange gains of $0.4 million.

Debt extinguishment costs totaled $23.3 million and $9.2 million for the years ended December 31, 2017 and 2016, respectively. During the year December 31, 2017, we incurred debt extinguishment costs primarily consisting of (i) $19.7 million in connection with the redemption of the 2020 Notes and (ii) $3.0 million in connection with the amendment of the Term Loan in April and November 2017. During the year ended December 31, 2016, we (i) wrote off unamortized loan costs and debt discounts and expensed other fees totaling $4.8 million in connection with the repayment of debt associated with aircraft sold, (ii) incurred $2.3 million of debt extinguishment costs in connection with the extension of the Term Loan in October 2016, and (iii) incurred swap breakage fees of $2.1 million.

For the years ended December 31, 2017 and 2016, we had provision for income taxes of $11.3 million and a benefit for income taxes of $7.3 million, respectively. In 2017, we recorded a deferred tax liability of $1.8 million in connection with undistributed earnings from our Australian subsidiary. A withholding tax of 15.0% is applicable to distributions of earnings from Australia which have not yet been taxed. In 2016, we recognized a deduction for an interest payment made by a subsidiary. We utilized this benefit as group relief to offset income tax on repatriated earnings of a Cayman Islands subsidiary. During the years ended December 31, 2017 and 2016, we recorded net valuation allowances of $8.4 million and $7.2 million, respectively.

Consolidated Statements of Income of Fly for the years ended December 31, 2016 and 2015

	Years ended		Increase/ (Decrease)
	2016	2015
	(Dollars in thousands)
Revenues
Operating lease revenue	$313,582	$429,691	$(116,109)
Finance lease revenue	2,066	299	1,767
Equity earnings from unconsolidated subsidiary	530	1,159	(629)
Gain on sale of aircraft	27,195	28,959	(1,764)
Interest and other income	1,666	2,289	(623)
Total revenues	345,039	462,397	(117,358)
Expenses
Depreciation	120,452	159,732	(39,280)
Aircraft impairment	96,122	66,093	30,029
Interest expense	123,161	145,448	(22,287)
Selling, general and administrative	30,077	33,674	(3,597)
Ineffective, dedesignated and terminated derivatives	91	4,134	(4,043)
Loss on modification and extinguishment of debt	9,246	17,491	(8,245)
Maintenance and other costs	2,279	7,628	(5,349)
Total expenses	381,428	434,200	(52,772)
Net income (loss) before provision (benefit) for income taxes	(36,389)	28,197	(64,586)
Provision (benefit) for income taxes	(7,277)	5,399	(12,676)
Net income (loss)	$(29,112)	$22,798	$(51,910)

As of December 31, 2016, we had 76 aircraft in our portfolio, 75 of which were held for operating lease and one recorded as an investment in finance lease. As of December 31, 2015, we had 93 aircraft in our portfolio, 79 of which were held for operating lease, 13 aircraft held for sale, and one recorded as an investment in finance lease. In 2016, we purchased ten aircraft and sold 27 aircraft.

In the years ended December 31, 2016 and 2015, we recognized revenue from aircraft classified as held for sale, until the date that the aircraft were delivered to the purchasers. Pursuant to the sale contracts governing these transactions, rents collected with respect to these aircraft from the sale contract date through the aircraft disposition date reduced the sale proceeds and gain on sale of aircraft, which was partially offset by imputed interest earned for the same period. We ceased to recognize depreciation on these aircraft on the relevant sale contract date.

	Years ended		Increase/ (Decrease)
	2016	2015
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$313,976	$398,741	$(84,765)
End of lease income	8,918	53,760	(44,842)
Amortization of lease incentives	(8,898)	(20,527)	11,629
Amortization of lease premiums, discounts & other	(414)	(2,283)	1,869
Total operating lease revenue	$313,582	$429,691	$(116,109)

For the year ended December 31, 2016, operating lease revenue totaled $313.6 million, a decrease of $116.1 million compared to the year ended December 31, 2015. The decrease was primarily due to (i) a decrease of $133.2 million in lease revenue from aircraft sold in 2015 and 2016, (ii) a decrease of $44.8 million from end of lease income recognized and (iii) a decrease of $5.8 million from off-lease periods and lower lease rates on lease extensions and remarketings. The decrease was partially offset by (i) an increase of $52.9 million from aircraft purchased in 2015 and 2016, (ii) a decrease of $11.6 million in lease incentive amortization, and (iii) a decrease of amortization of lease premiums, net of lease discounts of $1.4 million.

For the year ended December 31, 2016, finance lease revenue totaled $2.1 million. At December 31, 2016, we had one investment in finance lease. During the fourth quarter of 2016, an existing operating lease was reclassified as a finance lease, resulting in a gain of $2.7 million. For the year ended December 31, 2015, finance lease revenue totaled $0.3 million, which was attributable to one lease recorded as an investment in finance lease. This aircraft was sold during the third quarter of 2016.

During the year ended December 31, 2016, we sold 27 aircraft, 26 of which generated a $27.2 million gain on sale of aircraft. We recorded a gain on debt extinguishment of $0.6 million with the sale of the remaining aircraft, which was financed by a secured borrowing. The sale proceeds were paid to the lender as full and final discharge of the associated debt. During the year ended December 31, 2015, we sold 44 aircraft and recognized a gain on sale of aircraft totaling $29.0 million.

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

Debt extinguishment costs totaled $9.2 million and $17.5 million for the years ended December 31, 2016 and 2015, respectively. During the year December 31, 2016, we (i) wrote off unamortized loan costs and debt discounts and expensed other fees totaling $4.8 million in connection with the repayment of debt associated with aircraft sold, (ii) incurred $2.3 million of debt extinguishment costs in connection with the extension of the Term Loan in October 2016, and (iii) incurred swap breakage fees of $2.1 million. During the year ended December 31, 2015, we wrote off unamortized loan costs and debt discounts totaling $13.9 million as debt extinguishment costs in connection with the repayment of debt associated with aircraft sold, and incurred $2.6 million of prepayment and other fees in connection with the (i) termination of the Fly Acquisition II Facility, (ii) re-pricing of the Term Loan, and (iii) repayment of debt associated with aircraft sold. We also incurred swap breakage fees of $1.0 million.

Maintenance and other costs totaled $2.3 million and $7.6 million during the years ended December 31, 2016 and 2015, respectively. The decrease of $5.3 million was primarily due to a reduction in remarketing activities.

For the years ended December 31, 2016 and 2015, we had a benefit for income taxes of $7.3 million and provision for income taxes of $5.4 million, respectively. In 2016, we recognized a deduction for an interest payment made by a subsidiary. We utilized this benefit as group relief to offset income tax on repatriated earnings of a Cayman Islands subsidiary. During the years ended December 31, 2016 and 2015, we recorded net valuation allowances of $7.2 million and $3.4 million, respectively.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of fleet growth. Since the beginning of 2013, we have spent approximately $3.2 billion to acquire 66 aircraft.

We have pursued opportunistic aircraft sales to rejuvenate our fleet. In 2015, we sold 44 aircraft. We sold an additional 27 aircraft in 2016, generating $209.3 million of cash, after repayment of the associated debt.

We finance our business with unrestricted cash, cash generated from operating leases, aircraft sales and debt financings. At December 31, 2017, we had $329.1 million of unrestricted cash. We also had six unencumbered aircraft with an aggregate book value of $331.0 million.

In recent years, our debt financing strategy has been to diversify our lending sources and to utilize both secured and unsecured debt financing. Unsecured borrowings provide us with greater operational flexibility. Secured, recourse debt financing enables us to take advantage of favorable pricing and other terms compared to unsecured or non-recourse debt. In addition, we continue to utilize secured, non-recourse indebtedness under our debt facilities and other aircraft secured borrowings.

Our sources of operating cash flows are principally distributions and interest payments made to us by our subsidiaries. These payments by our subsidiaries may be restricted by applicable local laws and debt covenants.

We believe that our sources of liquidity will be sufficient to satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 “Risk Factors” in this report.

Cash Flows of Fly for the years ended December 31, 2017 and 2016

We generated cash from operations of $179.1 million and $152.8 million for the years ended December 31, 2017 and 2016, respectively, an increase of $26.3 million.

Cash used in investing activities was $430.4 million and $123.3 million for the years ended December 31, 2017 and 2016, respectively. In 2017, we used $434.1 million of cash to purchase ten aircraft, and sold one aircraft for cash proceeds of $21.8 million. In 2016, we used $552.2 million of cash to purchase ten aircraft, and sold 27 aircraft for net cash proceeds of $430.9 million. Payments for lessor maintenance obligations totaled $12.6 million and $2.7 million for the years ended December 31, 2017 and 2016, respectively.

Cash provided by financing activities for the years ended December 31, 2017 and 2016 totaled $95.7 million and $131.7 million, respectively. In 2017, we received (i) net proceeds of $513.5 million from secured borrowings, (ii) net proceeds of $295.2 million from unsecured borrowings and (iii) net maintenance reserve receipts of $61.5 million. These were partially offset by (i) repayments on our unsecured borrowings totaling $375.0 million, (ii) repayments on our secured borrowings totaling $326.9 million, and (iii) $57.3 million to repurchase 4,274,569 shares. In 2016, we received (i) net proceeds of $572.7 million from secured borrowings and (ii) net maintenance reserve receipts of $60.6 million. These were partially offset by (i) repayments on our secured borrowings totaling $448.3 million and (ii) $40.3 million to repurchase 3,414,960 shares.

Cash Flows of Fly for the years ended December 31, 2016 and 2015

We generated cash from operations of $152.8 million and $218.5 million for the years ended December 31, 2016 and 2015, respectively, a decrease of $65.7 million.

Cash used in investing activities was $123.3 million for the year ended December 31, 2016. Cash provided by investing activities was $480.5 million for the year ended December 31, 2015. In 2016, we used $552.2 million of cash to purchase ten aircraft, and sold 27 aircraft for net cash proceeds of $430.9 million. In 2015, we used $601.1 million of cash to purchase ten aircraft, including a $33.6 million investment in a finance lease aircraft, and sold 44 aircraft for net cash proceeds of $1.1 billion. Payments for lessor maintenance obligations totaled $2.7 million and $18.6 million for the years ended December 31, 2016 and 2015, respectively.

Cash provided by financing activities for the year ended December 31, 2016 totaled $131.7 million. Cash used in financing activities for the year ended December 31, 2015 totaled $724.4 million. In 2016, we received (i) net proceeds of $572.7 million from secured borrowings and (ii) net maintenance reserve receipts of $60.6 million. These were partially offset by (i) repayments on our secured borrowings totaling $448.3 million and (ii) $40.3 million to repurchase 3,414,960 shares. In 2015, we (i) made repayments on our secured borrowings totaling $791.4 million, (ii) used $81.4 million to repurchase 5,797,673 shares and (iii) paid dividends and dividend equivalents of $42.4 million. These were partially offset by (i) net proceeds of $147.3 million from secured borrowings and (ii) net maintenance reserve receipts of $45.7 million.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

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

We expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. In 2017, we received $75.8 million of maintenance payments from lessees, made maintenance payment disbursements of $14.3 million and also made payments for lessor maintenance obligations of $12.6 million.

Share Repurchases

In July 2016, our board of directors approved a $75.0 million share repurchase program, which expired in December 2017. In November 2017, our board of directors approved a $50.0 million share repurchase program expiring in December 2018. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions.

During the year ended December 31, 2017, we repurchased 4,274,569 shares at an average price of $13.35 per share, or $57.1 million, before commissions and fees.

Financing

We finance our business with unsecured and secured borrowings. As of December 31, 2017, we were not in default under any of our borrowings.

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

On October 16, 2017, we sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 (the “2024 Notes”). The net proceeds to us were approximately $294.2 million, after deducting the underwriters’ discounts and commissions and offering expenses paid by us. We used the net proceeds from the sale of the 2024 Notes, together with cash on hand, to redeem all  $375.0 million of our outstanding 2020 Notes on December 15, 2017. In connection with the redemption, we incurred debt extinguishment costs totaling $19.7 million.

The 2021 Notes and 2024 Notes are senior unsecured obligations of ours and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of ours. The 2021 Notes have a maturity date of October 15, 2021 and the 2024 Notes have a maturity date of October 15, 2024.

Interest Rate. The 2021 Notes have a fixed annual interest rate of 6.375%, which is paid semi-annually on April 15 and October 15 of each year. The 2024 Notes have a fixed annual interest rate of 5.250%, which will be paid semi-annually on April 15 and October 15 of each year, beginning on April 15, 2018.

Optional Redemption.

2021 Notes

We may redeem the 2021 Notes, in whole or in part, at the redemption prices listed below, plus accrued and unpaid interest to the redemption date.

If redeemed during the 12-month period commencing on October 15 of the years set forth below:	Redemption Price
2017	104.781%
2018	103.188%
2019	101.594%
2020 and thereafter	100.000%

2024 Notes

At any time prior to October 15, 2020, we may redeem up to 35% of the original principal amount of the 2024 Notes with the proceeds of certain equity offerings at a redemption price of 105.250% of the principal amount thereof, together with accrued and unpaid interest to, but not including, the date of redemption. On and after October 15, 2020, we may redeem the 2024 Notes, in whole or in part, at the redemption prices listed below, plus accrued and unpaid interest to the redemption date.

If redeemed during the 12-month period commencing on October 15 of the years set forth below:	Redemption Price
2020	102.625%
2021	101.313%
2022 and thereafter	100.000%

At any time prior to October 15, 2020, we may also redeem all or a portion of the 2024 Notes at par, plus accrued and unpaid interest to the redemption date and a “make-whole premium” equal to the present value of all future interest payments called for under the indenture.

Default and Remedies. The indentures governing the 2021 Notes and the 2024 Notes contain customary events of default with respect to the notes of each series, including (i) default in payment when due and payable of principal or premium, (ii) default for 30 days or more in payment when due of interest, (iii) failure by us or any restricted subsidiary for 60 days after receipt of written notice given by the trustee or the holders of at least 25% in aggregate principal amount of the notes of such series then issued and outstanding to comply with any of the other agreements under the indenture, (iv) default in any of the aircraft owning entities in respect of obligations in excess of $50.0 million, which holders of such obligation accelerate or demand repayment of amounts due thereunder, (v) failure by us or any significant subsidiary to pay final judgments aggregating in excess of $50.0 million for 60 days after such judgment becomes final, subject to certain non-recourse exceptions, and (vi) certain events of bankruptcy or insolvency with respect to us or a significant subsidiary. As of December 31, 2017, we were not in default under the indentures governing the 2021 Notes or the 2024 Notes.

Certain Covenants. Pursuant to the indenture governing the 2021 Notes and 2024 Notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of our company and transactions with affiliates. We are also subject to certain operating covenants, including reporting requirements. Our failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating.

Secured Borrowings

We are subject to restrictive covenants under our secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of its aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

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

Securitization Notes

At December 31, 2017, our subsidiary, B&B Air Funding, had $101.6 million principal amount outstanding on our aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by nine aircraft. The final maturity date of the Securitization Notes is November 14, 2033.

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

Redemption. B&B Air Funding may, on any future payment date, redeem the Securitization Notes in whole or from time to time in part for an amount equal to 100% of the outstanding principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Redemption prior to acceleration of the Securitization Notes may be of all or any part of the Securitization Notes. Redemption after acceleration of the Securitization Notes upon default may only be for all of the Securitization Notes.

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

Liquidity Facility. In connection with the issuance of the Securitization Notes, B&B Air Funding entered into a revolving credit facility (“Securitization Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Securitization Note Liquidity Facility, advances may be drawn for the benefit of the Securitization Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Securitization Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Securitization Note Liquidity Facility. As of December 31, 2017, B&B Air Funding had not drawn on the Securitization Note Liquidity Facility.

Our obligations under the Securitization Note Liquidity Facility are secured under the security trust agreement on the same basis as other indebtedness of B&B Air Funding.

Nord LB Facility

As of December 31, 2017, we had $153.2 million principal amount outstanding under our debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by six aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits.

Interest Rate. The loans under the Nord LB Facility bear interest at one-month LIBOR plus 3.30% until the final maturity date of November 14, 2018. The blended weighted average interest rate for the Nord LB Facility was 4.47% as of December 31, 2017, excluding the amortization of debt discount and loan cost.

Payment Terms. We apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event we sell any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by us will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

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

CBA Facility

As of December 31, 2017, we had $49.1 million principal amount outstanding under our debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. Fly has guaranteed all payments under the CBA Facility. These loans are cross-collateralized and contain cross-default provisions. The final maturity date of each of the four loans is October 28, 2020.

Interest Rate. Borrowings under the CBA Facility accrue interest at a fixed interest rate, ranging between 4.32% and 7.75%. The weighted average interest rate on all outstanding amounts was 5.53% as of December 31, 2017, excluding the amortization of debt discount loan cost.

Payment Terms. We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the financed aircraft is equal to or greater than 80%, we will be required to pay cash collateral in an amount sufficient to reduce this ratio to less than 80%.

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

Term Loan

As of December 31, 2017, we had $431.3 million principal amount outstanding under our senior secured term loan (the “Term Loan”), which was secured by 30 aircraft. Fly has guaranteed all payments under the Term Loan.

On October 19, 2016, we amended the Term Loan to extend the maturity date from August 2019 to February 2022. In connection with this amendment, we paid a one-time fee of 0.25% on the then outstanding principal amount under the Term Loan to the lenders. We also expensed $2.3 million as debt extinguishment costs.

On April 28, 2017, we completed an amendment of the Term Loan to (i) reduce the margin from 2.75% to 2.25%, (ii) eliminate the LIBOR floor of 0.75% and (iii) extend the maturity date from February 2022 to February 2023. We also upsized the Term Loan by $50.0 million. On November 1, 2017, we completed another amendment of the Term Loan to further reduce the margin from 2.25% to 2.00%. Until May 2018, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in whole or in part at par. During the year ended December 31, 2017, we incurred debt extinguishment costs totaling $3.0 million in connection with these amendments.

Interest Rate. The Term Loan bears interest at three-month LIBOR, plus a margin of 2.00%.

Payment Terms. The Term Loan requires quarterly principal payments of $5.9 million.

Collateral. Borrowings are secured by our equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases.

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

Magellan Acquisition Limited Facility

On December 8, 2017, our wholly-owned subsidiary entered into a term loan facility with a consortium of lenders ("Magellan Acquisition Limited Facility") that provides for loans and notes in an aggregate amount of $331.8 million with a final maturity date of December 8, 2025. We paid an upfront fee of approximately $3.0 million to the lenders concurrent with the closing.

As of December 31, 2017, we received an aggregate of $273.7 million to finance seven aircraft, and the remaining $58.1 million was held in an escrow account to be used to finance two additional aircraft, which were subsequently financed in the first quarter of 2018. The Magellan Acquisition Limited Facility is secured by nine aircraft with an initial loan-to-value ratio of less than 75%. Fly has guaranteed all payments under the facility.

Payment Terms. The facility requires monthly principal payments of $2.2 million.

Interest. The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes issued under the facility is a fixed rate of 3.93% per annum.

Collateral.  Borrowings are secured by our equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases.

Certain Covenants. The facility contains financial and operating covenants, including a covenant that we maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. A violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility. In addition, upon the occurrence of certain conditions including a failure to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee.

Upon the sale of an aircraft, the borrower may substitute aircraft into the Magellan Acquisition Limited Facility subject to certain conditions. The substitute aircraft must be equal to or greater than the appraised value of the aircraft being substituted. The borrower must be in compliance with the concentration limits after such substitution.

Default and Remedies. An event of default under the Magellan Acquisition Limited Facility includes a default in respect of our recourse obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

Fly Acquisition III Facility

In February 2016, we, through a wholly-owned subsidiary, Fly Acquisition III Limited, entered into a revolving $385.0 million credit facility (the “Fly Acquisition III Facility”) to finance the acquisition of eligible aircraft. Borrowings are secured by the beneficial interests in Fly Acquisition III and each of its subsidiaries, the aircraft and related leases. The Fly Acquisition III Facility has an availability period expiring on February 26, 2019 and a maturity date of February 26, 2022. Fly has guaranteed Fly Acquisition III’s obligations under the facility.

As of December 31, 2017, we had $86.5 million principal amount outstanding, which was secured by four aircraft.

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

Payment Terms. We make scheduled monthly payments of principal on each loan in accordance with a fixed amortization schedule, calculated by dividing each drawdown by the remaining useful life of the associated aircraft.

Certain Covenants. The Fly Acquisition III Facility contains financial and operating covenants, including a covenant that we maintain a tangible net worth of at least $325.0 million and a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by us to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit maintenance reserves and security deposits received from lessees into accounts pledged to the security trustee.

Default and Remedies. An event of default under the Fly Acquisition III Facility includes a default in respect of our recourse obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

Other Aircraft Secured Borrowings

We have entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of December 31, 2017, we had $905.5 million principal amount of other aircraft secured borrowings outstanding, which was secured by 19 aircraft. Of this amount, $473.6 million was recourse to us.

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

Capital Expenditures

During the year ended December 31, 2017, we purchased nine narrow-body aircraft and one wide-body aircraft for an aggregate of $456.0 million. During the year ended December 31, 2016, we purchased seven narrow-body aircraft and three wide-body aircraft for an aggregate of $559.3 million. During the year ended December 31, 2015, we purchased seven narrow-body aircraft and three wide-body aircraft for an aggregate of $615.1 million.

In addition to aircraft acquisitions, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft. As of December 31, 2017, the weighted average age of our aircraft portfolio was 6.4 years.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Research and Development, Patents and Licenses, etc.

Not applicable.

Off-Balance Sheet Arrangements

Not applicable.

Contractual Obligations

Our long-term contractual obligations as of December 31, 2017 consisted of the following (in thousands):

	2018	2019	2020	2021	2022	Thereafter	Total
Principal payments:
Principal payment under the 2021 Notes	$—	$—	$—	$325,000	$—	$—	$325,000
Principal payment under the 2024 Notes	—	—	—	—	—	300,000	300,000
Principal payments under the Securitization Notes (1)	10,497	16,208	3,447	12,047	12,337	47,015	101,551
Principal payments under the Nord LB Facility (2)	153,176	—	—	—	—	—	153,176
Principal payments under the CBA Facility	7,816	8,172	33,092	—	—	—	49,080
Principal payments under the Term Loan (3)	23,504	22,404	22,404	22,404	22,404	318,151	431,271
Principal payments under the Magellan Acquisition Limited Facility	26,542	26,542	26,542	26,542	26,542	199,058	331,768
Principal payments under the Fly Acquisition III Facility	7,182	7,182	7,182	7,182	7,182	50,610	86,520
Principal payments under Other Aircraft Secured Borrowings	81,197	88,722	94,517	84,322	105,971	450,796	905,525
Total principal payments	309,914	169,230	187,184	477,497	174,436	1,365,630	2,683,891
Interest payments:
Interest payments under the 2021 Notes and 2024 Notes	36,469	36,469	36,469	32,152	15,750	28,219	185,528
Interest payments under secured borrowings (4)	66,750	54,524	49,311	42,350	38,015	59,244	310,194
Total interest payments	103,219	90,993	85,780	74,502	53,765	87,463	495,722
Payments to BBAM and its affiliates under our management agreement (5)	7,307	7,307	7,307	7,307	7,307	54,799	91,334
Payments to BBAM and its affiliates under our administrative services and servicing agreements (6)	13,256	12,734	11,155	9,722	8,292	28,491	83,650
Total	$433,696	$280,264	$291,426	$569,028	$243,800	$1,536,383	$3,354,597

(1)
Principal payments under the Securitization Notes are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Future principal payment amounts are estimated based upon existing leases and current re-leasing assumptions. The final maturity of the Securitization Notes is November 14, 2033.

(2)	Amounts reflect estimated principal payments through maturity date of November 14, 2018.

(3)	In February 2018, we made an additional principal payment of $1.1 million.

(4)	For variable rate borrowings based on LIBOR plus the applicable margin, LIBOR is assumed to remain at the current rate in effect at year end through the term of the loan.

(5)
Assumes an automatic extension for one additional term of five years to July 1, 2030. Also assumes the net book value of aircraft at December 31, 2017 and Consumer Price Index rates in effect as of December 31, 2017 remain constant in future periods.

(6)	Amounts in the table reflect the application of these servicing fees to our aircraft at December 31, 2017.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is West Pier Business Campus, Dun Laoghaire, County Dublin, A96 N6T7, Ireland. Our telephone number at that address is +353 1 231-1900.

Name	Age	Position
Colm Barrington	72	Chief Executive Officer and Director
Julie Ruehl	52	Chief Financial Officer
Joseph M. Donovan	63	Director and Chairman
Erik G. Braathen	62	Director
Eugene McCague	59	Director
Robert S. Tomczak	56	Director
Susan M. Walton	57	Director
Steven Zissis	58	Director

Colm Barrington has been our chief executive officer and a member of our board of directors since May 2007. Mr. Barrington has over 40 years of experience in the global aviation industry, having started his aviation career in 1967 at Ireland’s national airline, Aer Lingus. In 1979, he joined GPA Group plc where he held various senior positions, including chief operating officer. In 1993, Mr. Barrington oversaw the successful integration of GPA Group plc and GE Capital Aviation Services (GECAS). In 1994, he joined Babcock & Brown Limited working in aircraft and lease management and arranging cross border lease financings of commercial aircraft. In September 2015, Mr. Barrington retired after seven years as the non-executive Chairman of the Board of Directors of Aer Lingus plc, following the sale of Aer Lingus to International Consolidated Airlines Group (IAG). Mr. Barrington is a non-executive director of IFG Group plc and Hibernia REIT plc, and has recently joined the Board of Directors of Finnair plc as non-executive Vice Chairman. Mr. Barrington received a BA and an MA in Economics from University College Dublin and a public administration degree from the Institute of Public Administration, also in Dublin.

Julie Ruehl has been our chief financial officer since August 2017. Prior to joining FLY, Ms. Ruehl previously served as the Vice President and Chief Accounting Officer for Big Heart Pet Brands and for its predecessor, Del Monte Corporation. Prior to that she was in a senior financial position with Sanmina Corporation, a global provider of electronics manufacturing services, and previously served as an Audit Partner at Arthur Andersen LLP. Ms. Ruehl graduated cum laude from Louisiana State University with a bachelor of science degree in Accounting.

Joseph M. Donovan was appointed Chairman in April 2010 and has been a member of our board of directors since June 2007. Prior to his retirement in January 2007, Mr. Donovan was chairman of Credit Suisse’s Asset-Backed Securities and Debt Financing Group, which he led for nearly seven years. Prior thereto, Mr. Donovan was a managing director and head of Asset Finance at Prudential Securities (1998-2000) and Smith Barney (1995-1997). Mr. Donovan began his banking career at The First Boston Corporation in 1983, ultimately becoming a managing director at CS First Boston, where he served as Chief Operating Officer of the Investment Banking Department from 1992 to 1995. Mr. Donovan is a director of STORE Capital Corporation. Mr. Donovan received his MBA from The Wharton School and has a degree in Accountancy from the University of Notre Dame.

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

Eugene McCague has been a member of our board of directors since November 2014. Mr. McCague was a partner of Arthur Cox, a leading Irish law firm, from 1988 to his retirement from the firm in June 2017. He served as managing partner of Arthur Cox from 1999 to 2003, and as its chairman from 2006 to 2013. Mr. McCague is the chair of the Governing Authority of University College, Dublin and has served on the boards of a number of not-for-profit organizations, and as President of the Dublin Chamber of Commerce. Mr. McCague is a non-executive director of ICON plc. Mr. McCague holds a Bachelor of Civil Law degree and a Diploma in European Law from University College, Dublin.

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

We paid to our directors aggregate cash compensation of $0.6 million for services rendered in 2017. We do not have a retirement plan for our directors.

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

SARs entitle the holder to receive any increase in value between the grant date price of Fly’s ADSs and their value on the exercise date. RSUs entitle the holder to receive a number of Fly’s ADSs equal to the number of RSUs awarded upon vesting. All awards are fully vested. The SARs and RSUs granted in 2011 and 2012 vested in three equal installments on the first, second and third anniversary of the grant date. The Company satisfies SAR and RSU exercises with newly issued ADSs.

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

Audit Committee

Our Audit Committee is concerned primarily with the accuracy and effectiveness of the audits of our financial statements by our independent auditors. Its duties include:

●	selecting independent auditors for approval by our shareholders;

●	reviewing the scope of the audit to be conducted by our independent auditors, as well as the results of their audit;

●	approving audit and non-audit services provided to us by the independent auditors;

●	reviewing the organization and scope of our internal system of audit, financial and disclosure controls;

●	overseeing internal controls and risk management;

●	overseeing our financial reporting activities, including our annual report, and the accounting standards and principles followed;

●	reviewing and approving related-party transactions and preparing reports for the board of directors on such related-party transactions;

●	conducting other reviews relating to compliance with applicable laws and our policies, including reviewing at least annually our decision to enter into swaps, and our hedging policy; and

●	overseeing our internal audit function.

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

Our Management

Pursuant to a management agreement, we have appointed Fly Leasing Management Co. Limited, a wholly owned subsidiary of BBAM LP, as our Manager to provide management services to us. In discharging its duties under the management agreement, our Manager uses the resources provided to it by BBAM LP and its affiliates. These resources include the dedicated services of Mr. Colm Barrington and Ms. Julie Ruehl, who serve as our chief executive officer and chief financial officer, respectively, but who also remain employees of BBAM LP, the dedicated services of other members of our Manager’s core management team, and the non-exclusive services of other personnel employed by BBAM LP.

Our chief executive officer and chief financial officer manage our day-to-day operations and affairs on a permanent and wholly dedicated basis. Our board of directors, chief executive officer and chief financial officer have responsibility for overall corporate strategy, acquisitions, dispositions, financing and investor relations.

Share Ownership

None of our directors or executive officers individually hold more than 1% of our outstanding common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as of March 9, 2018:

	Shares Beneficially Owned
Name	Number	Percent
Donald Smith & Co., Inc. (1)	2,814,483	10.1%
Onex Corporation (2)	2,443,476	8.7%
Summit Aviation Partners LLC (3)	1,708,156	6.1%

(1)
The information above and in this footnote is based on information taken from the Schedule 13G filed by Donald Smith & Co., Inc., Donald Smith Long/Short Equities Fund, L.P. and Jon Hartsel with the SEC on February 12, 2018. Donald Smith & Co., Inc. has sole voting power over 2,629,749 ADSs and sole dispositive power over 2,814,483 ADSs. Donald Smith Long/Short Equities Fund, L.P. has sole voting power over 8,086 ADSs and sole dispositive power over 2,814,483 ADSs. Jon Hartsel has sole voting power over 3,500 ADSs and sole dispositive power over 2,814,483 ADSs.

(2)
The information above and in this footnote is based on information taken from the Schedule 13G/A filed by Onex Corporation, Onex Partners III GP LP, Onex Partners GP Inc., Onex US Principals LP, Onex American Holdings GP LLC, Onex American Holdings II LLC, Onex Partners III PV LP, Onex Partners III Select LP, Onex Partners III LP, New PCo II Investments Ltd., and Gerald W. Schwartz (collectively, the “Onex Reporting Persons”) with the SEC on April  3, 2017.  Onex Corporation has shared voting and dispositive power over 2,427,732 ADSs. Gerald W. Schwartz has shared voting and dispositive power over 2,443,476 ADSs.

(3)
The information above and in this footnote is based on information taken from the Schedule 13D/A filed by Steven Zissis, the Zissis Family Trust and Summit Aviation Partners LLC with the SEC on March 14, 2016, and from information independently provided to us by Mr. Zissis. Steven Zissis and the Zissis Family Trust have shared voting and dispositive power over 1,708,156 ADSs. Summit Aviation Partners LLC has shared voting and dispositive power over 1,610,717 ADSs.

All ADS holders have the same voting rights.

As of February 28, 2018, 3,195,066 of our ADSs were held by 16 holders of record in the United States, not including ADSs held of record by Depository Trust Company, or DTC. As of February 28, 2018, DTC was the holder of record of 24,788,286 ADSs. To the best of our knowledge, 1,438,913 ADSs were beneficially owned by holders with U.S. addresses.

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

On June 19, 2015, we amended our management agreement with the Manager.

On July 27, 2016, we further amended our management agreement with the Manager to make clarifying changes to certain definitions related to the calculation of the Management Expense Amount payable by us to the Manager. See “Management Agreement.”

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

MANAGEMENT AGREEMENT

General

We have a management agreement with our Manager (the “Management Agreement”). In discharging its duties under the Management Agreement, our Manager uses the resources provided to it by BBAM LP. These resources include the dedicated services of Colm Barrington and Julie Ruehl, who serve as our chief executive officer and chief financial officer, respectively, but also remain employees of BBAM LP, the dedicated services of other members of our Manager’s core management team and the non-exclusive services of other personnel employed by BBAM LP.

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

●	assisting with the implementation of our board’s decisions;

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

●	making available individuals (other than members of our Manager’s core management team) as our nominees on the boards of directors of any of our subsidiaries.

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

In 2017, we paid our Manager origination fees of $6.8 million in connection with the purchase of ten aircraft. In 2016, we paid our Manager origination fees of $8.4 million in connection with the purchase of ten aircraft. In 2015, we paid our Manager origination fees of $9.2 million in connection with the purchase of ten aircraft.

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

In 2017, 2016 and 2015, we paid the Manager administrative agency fees totaling $0.2 million, $0.9 million and $0.8 million, respectively, which amounts were credited toward servicing fees paid pursuant to the servicing agreement between B&B Air Funding and BBAM.

Adjusting the Base Fees and Administrative Agency Fees. The amount of the base fee payable and the amount of the administrative agency fee payable for each aircraft securitization financing we establish will be increased (but not decreased) annually by the percentage movement (if any) in the CPI index applicable for the previous calendar year.

Ancillary Management and Administrative Services.

We may pay to our Manager such additional fees for any ancillary management and administrative services provided by our Manager to us from time to time as we and our Manager agree to before the ancillary management and administrative services are provided. We did not pay any ancillary management and administrative services fee to our Manager in 2017, 2016 or 2015.

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

Break Fees

Our Manager is entitled to one-third of the value of any break, termination or other similar fees received by us (with such value to be reduced by any third-party costs incurred by or on behalf of us or by our Manager on behalf of us in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by us in any aircraft or other aviation assets. We did not pay any break fees to our Manager in 2017, 2016 or 2015.

Expenses of the Manager

We pay an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to us. Effective as of July 1, 2015, the annual management fee was reduced from $10.7 million to $5.7 million. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of our aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of our aircraft portfolio in excess of $2.0 billion, with a minimum annual management fee of $5.0 million. The management fee is subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year. For each of the years ended December 31, 2017 and 2016, we incurred management fees of $6.3 million. For the year ended December 31, 2015, we incurred management fees of $8.2 million.

We pay or reimburse our Manager:

●
for all our costs paid for us by our Manager (other than remuneration and certain expenses in relation to our Manager’s core management team and our Manager’s corporate overhead), including the following items which are not covered by the management expense amount:

●	directors’ fees for the independent directors on our board of directors and our subsidiaries,

●	directors’ and officers’ insurance for our and our subsidiaries’ directors and officers,

●	travel expenses of the directors (including flights, accommodation, taxis, entertainment and meals while traveling) to attend any meeting of the board of our Company,

●	registration and listing fees in connection with the listing of our shares on the NYSE and registering the shares under the Securities Act,

●	fees and expenses relating to any equity or debt financings we enter into in the future,

●	fees and expenses of the depositary for our ADSs,

●	costs and expenses related to insuring our aircraft and other aviation assets, including all fees and expenses of insurance advisors and brokers,

●	costs incurred in connection with organizing and hosting our annual meetings or other general meetings of our Company,

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

●	external legal counsel,

●	fees of third party consultants, accounting firms and other professionals,

●	external auditor’s fees, and

●	internal auditor’s fees.

●	for all taxes, costs, charges and expenses properly incurred by our Manager in connection with:

●	the provision of ancillary management and administrative services, and

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

For the year ended December 31, 2017, BBAM received rent and servicing fees pursuant to the B&B Air Funding servicing agreement totaling $0.9 million. For the years ended December 31, 2016 and 2015, BBAM received base, rent and servicing fees pursuant to the B&B Air Funding servicing agreement totaling $2.4 million and $3.2 million, respectively. In addition, for each of the years ended December 31, 2016 and 2015, BBAM received $0.2 million for the annual CPI adjustment made to such fees pursuant to the management agreement. BBAM also received administrative fees totaling $0.2 million, $0.9 million and $0.8 million during the years ended December 31, 2017, 2016 and 2015, respectively.

For the year ended December 31, 2017, B&B Air Funding incurred no disposition fees. For the year ended December 31, 2016, B&B Air Funding incurred disposition fees of $2.0 million in connection with the sale of nine aircraft. For the year ended December 31, 2015, B&B Air Funding incurred disposition fees of $4.5 million in connection with the sale of 17 aircraft.

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

All Other Aircraft Acquired – Servicing Agreements

With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per month per aircraft. Under the Term Loan, the Magellan Acquisition Limited Facility and the Fly Acquisition III Facility, BBAM is entitled to an administrative fee of $10,000 per month. In addition, BBAM is entitled to receive a sales fee of 1.5% of the gross consideration collected for any aircraft sold.

For the years ended December 31, 2017, 2016 and 2015, BBAM received servicing and administrative fees totaling $12.0 million, $11.3 million and $13.2 million, respectively.

For the years ended December 31, 2017, 2016 and 2015, we incurred disposition fees of $0.3 million, $5.5 million and $11.1 million, respectively, in connection with the sale of aircraft.

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

No dividends were paid in 2017 or 2016.

The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors as our board of directors deems relevant.

In addition, as a Bermuda company, our ability to pay dividends is subject to certain restrictions imposed by Bermuda law.

ITEM 9.	THE OFFER AND LISTING

Our ADSs, each representing one common share, are traded on the New York Stock Exchange under the symbol “FLY.”

The following table sets forth the annual high and low market prices for our ADSs on the New York Stock Exchange:

	High	Low
2013	$17.37	$12.51
2014	16.59	10.86
2015	16.29	11.77
2016	14.45	9.54
2017	14.65	11.91

The following table sets forth the quarterly high and low market prices for our ADSs on the New York Stock Exchange for the two most recent financial years:

	High	Low
2016
Quarter ending March 31, 2016	$13.85	$10.63
Quarter ending June 30, 2016	12.65	9.71
Quarter ending September 30, 2016	12.47	9.54
Quarter ending December 31, 2016	14.45	11.53
2017
Quarter ending March 31, 2017	14.40	12.50
Quarter ending June 30, 2017	13.82	11.91
Quarter ending September 30, 2017	14.65	13.01
Quarter ending December 31, 2017	14.58	12.91

The following table sets forth the monthly high and low market prices for our ADSs on the New York Stock Exchange for the most recent six months:

	High	Low
2017
September 2017	$14.65	$13.32
October 2017	14.58	13.62
November 2017	14.35	13.20
December 2017	14.05	12.91
2018
January 2018	13.50	12.81
February 2018	13.13	11.54

ITEM 10.	ADDITIONAL INFORMATION

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

Material Contracts

The following is a list of material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, preceding the date of this Annual Report:

1)	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited. See Item 5 “Liquidity and Capital Resources—Financing— Term Loan.”

2)
Servicing Agreement, dated as of October 2, 2007, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. See Item 7 “Related Party Transactions — Servicing Agreement.”

3)
Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Babcock & Brown Air Management Co. Limited and Babcock & Brown Air Funding I Limited. See Item 7 “Related Party Transactions — Servicing Agreement.”

4)
Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources — Financing — Securitization.”

5)
Security Trust Agreement, dated as of October 2, 2007, between Deutsche Bank Trust Company Americas, and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources—Financing— Securitization Notes.”

6)	Cash Management Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Funding I Limited. See Item 5 “Liquidity and Capital Resources—Financing— Securitization Notes.”

7)	Form of Director Service Agreement between Babcock & Brown Air Limited and each director thereof. See Item 6. “Directors, Senior Management and Employees.”

8)
Amendment No. 1 to Servicing Agreement, dated as of April 29, 2010, among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. See Item 7 “Related Party Transactions — Servicing Agreement.”

9)	Fly Leasing Limited Omnibus Incentive Plan.

10)	Form of Stock Appreciation Right Award Agreement.

11)	Form of Restricted Stock Unit Award Agreement.

12)
Form of Loan Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. See Item 5 “Liquidity and Capital Resources – Financing – Nord LB Facility.”

13)	Form of Servicing Agreement among BBAM US LP, BBAM Aviation Services Limited and each company thereof. See Item 7 “Related Party Transactions — Servicing Agreement.”

14)
Securities Purchase Agreement dated November 30, 2012, by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein. See Item 7, “Major Shareholders and Related Party Transactions.”

15)
Purchase Agreement dated November 30, 2012 by and among BBAM Limited Partnership, Summit Aviation Partners LLC, Fly-BBAM Holdings Ltd., Summit Aviation Management Co., Ltd. and such persons identified therein. See Item 7, “Major Shareholders and Related Party Transactions.”

16)
First Amendment to Purchase Amendment dated December 28, 2012 by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein. See Item 7, “Major Shareholders and Related Party Transactions.”

17)
Amended and Restated Fly Leasing Limited Management Agreement dated as of December 28, 2012, between Fly Leasing Limited and Fly Leasing Management Co. Limited. See Item 7 “Related Party Transactions — Management Agreement.”

18)	Registration Rights Agreement dated as of December 28, 2012, by and among Fly Leasing Limited and each shareholder identified therein. See Item 7, “Major Shareholders and Related Party Transactions.”

19)
Amended and Restated Servicing Agreement, dated as of January 24, 2013, by and among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited. See Item 7 “Related Party Transactions — Servicing Agreement.”

20)
Amended and Restated Term Loan Credit Agreement, dated as of November 21, 2013, among Fly Funding II S.à r.l., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, each other Guarantor Party referred to therein, the Lenders identified therein, Citibank, N.A., and Wells Fargo Bank Northwest, National Association. See Item 5 “Liquidity and Capital Resources – Financing – Term Loan.”

21)	Indenture dated December 11, 2013, between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Unsecured Borrowing.”

22)
First Supplemental Indenture, dated December 11, 2013, between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Unsecured Borrowing.”

23)
Second Supplemental Indenture, dated as of October 3, 2014, between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Unsecured Borrowing.”

24)
Amendment No. 1 to Trust Indenture, dated as of October 24, 2014, by and among Babcock & Brown Air Funding I Limited, Deutsche Bank Trust Company Americas, BNP Paribas and AMBAC Assurance Corporation. See Item 5 “Liquidity and Capital Resources—Financing— Securitization Notes.”

25)
Amendment No. 2 to Servicing Agreement, dated as of October 24, 2014, by and among BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. See Item 7 “Related Party Transactions — Servicing Agreement.”

26)
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

28)	Servicing Agreement dated as of February 26, 2016, among BBAM US LP, BBAM Aviation Services Limited and Fly Acquisition III Limited. See Item 7 “Related Party Transactions — Servicing Agreement.”

29)
Facility Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Fly Acquisition III.”

30)
Note Purchase Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Purchasers party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Fly Acquisition III.”

31)
Credit Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Banks party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Fly Acquisition III.”

32)	Guaranty [Fly 2016A Warehouse] dated February 26, 2016 by Fly Leasing Limited. See Item 5 “Liquidity and Capital Resources—Financing—Fly Acquisition III.”

33)
Security Agreement [Fly 2016A Warehouse] dated February 26, 2016 among Fly Acquisition III Limited, the Grantors party thereto, and Well Fargo Bank, National Association as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Fly Acquisition III.

34)
Aircraft Mortgage and Security Agreement dated as of August 9, 2012, among Fly Funding II S.a.r.l.., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, The Initial Intermediate Lessees, The Initial Lessor Subsidiaries, The Additional Grantors Referred to Therein and Wells Fargo Bank Northwest, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Term Loan.”

35)
Second Amendment to Credit Agreement, dated as of October 19, 2016, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. See Item 5 “Liquidity and Capital Resources—Financing—Term Loan.”

36)
Second Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated July 27, 2016, between Fly Leasing Limited and Fly Leasing Management Co. Limited. See Item 7 “Related Party Transactions — Management Agreement.”

37)
Amendment No. 3 to Servicing Agreement, dated as of February 1, 2017, by and among BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. See Item 7 “Related Party Transactions — Servicing Agreement.”

38)
Third Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of February 1, 2017, between Fly Leasing Limited and Fly Leasing Management Co. Limited. See Item 7 “Related Party Transactions — Management Agreement.”

39)
Fee Rebate Side Letter, dated as of February 1, 2017, by and among Babcock & Brown Air Funding I Limited, Fly Leasing Management Co. Limited, and AMBAC Assurance Corporation. See Item 7 “Related Party Transactions — Management Agreement.”

40)
Third Supplemental Indenture dated as of October 16, 2017, between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Unsecured Borrowing.”

41)	Servicing Agreement dated as of December 8, 2017, among BBAM US LP, BBAM Aviation Services Limited and Magellan Acquisition Limited. See Item 7 “Related Party Transactions — Management Agreement.”

42)
Third Amendment to Credit Agreement, dated as of April 28, 2017, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. See Item 5 “Liquidity and Capital Resources—Financing—Term Loan.”

43)
Fourth Amendment to Credit Agreement, dated as of November 1, 2017, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. See Item 5 “Liquidity and Capital Resources—Financing—Term Loan.”

44)
Facility Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Magellan Acquisition Limited.”

45)
Note Purchase Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Purchasers party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Magellan Acquisition Limited.”

46)
Credit Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Banks party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Magellan Acquisition Limited.”

47)
Security Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Grantors party thereto, and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Magellan Acquisition Limited.”

48)	Guaranty [Fly 2017A Term Loan] dated December 8, 2017 by Fly Leasing Limited. See Item 5 “Liquidity and Capital Resources—Financing—Fly Acquisition III.”

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

●	A “Non-Irish Holder” is a holder of our shares that is not an Irish Holder and has never been an Irish Holder.

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

●	who are resident in a Relevant Territory and not controlled directly or indirectly by Irish residents; or

●
whose principal class of shares or the principal class of shares of whose 75% or greater parents are substantially and regularly traded on a recognized stock exchange in a Relevant Territory; or which are wholly owned by two or more companies, each of whose principal class of shares are substantially and regularly traded on a recognized stock exchange in a Relevant Territory or on such other stock exchange as may be approved by the Minister for Finance.

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

For the year ended 2017, the Universal Social Charge will apply to all income where an individual has income in excess of €13,000. The Universal Social Charge applies at four different rates1 for 2017 as follows:

•	0.5% on the first €12,012;

•	2.5% on the next €6,760;

•	5% on the next €51,272 and

•	8% on the aggregate income in excess of €70,044.

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

Non-Irish Holders. Non-Irish Holders will not have an Irish income tax liability on dividends from us if the shareholder is neither resident nor ordinarily resident in Ireland and is:

●	an individual resident in a Relevant Territory and who are not resident or ordinarily resident in Ireland; or

●	a corporation that is resident in a Relevant Territory and not controlled directly or indirectly by Irish residents; or

●
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

U.S. Federal Income Tax Considerations

The following is a general discussion of the U.S. federal income taxation of us and of certain U.S. federal income tax consequences of acquiring, holding or disposing of the shares by U.S. Holders (as defined below) and information reporting and backup withholding rules applicable to both U.S. and Non-U.S. Holders (as defined below). It is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), issued and proposed income tax regulations (“Treasury Regulations”) promulgated thereunder, legislative history, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). In addition, the application and interpretation of certain aspects of the passive foreign investment company (“PFIC”) rules, referred to below, require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the U.S. Internal Revenue Service (“IRS”) or the courts. This summary does not address any aspect of U.S. federal non-income tax laws, such as U.S. federal estate and gift tax laws, and does not purport to address all of the U.S. federal income tax consequences applicable to us or to all categories of investors, some of whom may be subject to special rules including, without limitation, dealers in securities, commodities, or non-U.S. currencies, financial institutions or “financial services entities,” insurance companies, holders of shares held as part of a “straddle,” “hedge,” “constructive sale,” “conversion transaction,” or other integrated transaction for U.S. federal income tax purposes, U.S. persons whose “functional currency” is not the U.S. dollar, persons who have elected “mark-to-market” accounting, persons who have not acquired their shares upon their original issuance, or in exchange for consideration other than cash, persons who hold their shares through a partnership or other entity which is a pass-through entity for U.S. federal income tax purposes, persons for whom a share is not a capital asset, and persons holding, directly indirectly or constructively, 10% or more of our shares by voting power or value. The tax consequences of an investment in our shares will depend not only on the nature of our operations and the then-applicable U.S. federal tax principles, but also on certain factual determinations that cannot be made at this time, and upon a particular investor’s individual circumstances. No rulings have been or will be sought from the IRS regarding any matter discussed herein.

For purposes of this discussion, a “U.S. Holder” is (1) a citizen or resident of the United States; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust which (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of our shares that is not a U.S. Holder and who, in addition, is not (1) a partnership or other fiscally transparent entity; (2) an individual present in the United States for 183 days or more in a taxable year who meets certain other conditions; or (3) subject to rules applicable to certain expatriates or former long-term residents of the United States. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase the shares. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States. Investors should consult their own tax advisors regarding the application of the U.S. federal tax rules, including the recently enacted legislation known as the Tax Cuts and Jobs Act, to their particular circumstances as well as the state, local, non-U.S. and other tax consequences to them of the acquisition, ownership and disposition of our shares. For U.S. tax purposes holders of our ADSs are treated as if they hold the underlying common shares represented by the ADSs.

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

Assuming we are a PFIC, U.S. Holders of our shares will be subject to different taxation rules with respect to an investment in our shares depending on whether they elect to treat us as a qualified electing fund, or a QEF, with respect to their investment in our shares. If a U.S. Holder makes a QEF election in the first taxable year in which the U.S. Holder owns our shares (assuming we continue to provide shareholders with the annual information necessary to do so), then such U.S. Holder will be required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate voluntary election to defer payment of taxes, which deferral is subject to an interest charge. If a QEF election is made, U.S. Holders will not be taxed again on our distributions, which will be treated as return of capital for U.S. federal income tax purposes. Instead, distributions will reduce the U.S. Holder’s basis in our shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of a capital asset.

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

It is also possible that one or more of our subsidiaries is or will become a PFIC. Such determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of a subsidiary’s income, as well as the market valuation and nature of a subsidiary’s assets. In such case, assuming a U.S. Holder does not receive from such subsidiary the information that the U.S. Holder needs to make a QEF election with respect such a subsidiary, a U.S. Holder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC (including through a sale of our shares). There is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC, or that we will cause the lower-tier PFIC to provide the required information for a U.S. Holder to make or maintain a QEF election with respect to the lower-tier PFIC. In addition, a mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are advised to consult with their tax advisors regarding the tax issues raised by lower-tier PFICs.

You should consult your tax advisor about the PFIC rules, including the advisability of making a QEF election or mark-to-market election.

In addition, a U.S. Holder that is an individual (and, under proposed regulations, an entity that meets certain requirements), may be subject to certain reporting obligations with respect to shares and if the aggregate value of these and certain other “specified foreign financial assets” exceeds $50,000. If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply if holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation to file annually FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) as a result of holding shares. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of shares.

Taxation of the Disposition of Shares. Subject to the next paragraph, a U.S. Holder that has made a QEF election for the first year of its holding period will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the shares, which is usually the cost of such shares (as adjusted to take into account any QEF inclusion, which increases the basis of such shares, and any distribution, which decreases the basis of such shares) and the amount realized on a sale or other taxable disposition of the shares. If, as anticipated, the shares are publicly traded, a disposition of shares will be considered to occur on the “trade date,” regardless of the U.S. Holder’s method of accounting. If a QEF election has been made, then subject to the next paragraph, capital gain from the sale, exchange or other taxable disposition of shares held more than one year is long-term capital gain and generally is eligible for preferential tax rates (currently at a maximum 20% rate) for non-corporate U.S. Holders.

In the event any of our subsidiaries is treated as a PFIC and a QEF election is not made for such subsidiary, a U.S. Holder may incur liability for a deferred tax (imposed at ordinary rates) and an interest charge in respect of such subsidiary upon a disposition by such U.S. Holder of some or all of our shares, in the same manner as if we had sold or disposed of some or all of the shares of such subsidiary. U.S. Holders should consult with their tax advisors regarding the consequences to them of a sale or other disposition of our shares in a case where we have a subsidiary with respect to which a QEF election is not made.

On December 22, 2017, H.R.1, known as the "Tax Cuts and Jobs Act," was signed into law. The Tax Cuts and Jobs Act (the “TCJA”) amends the Internal Revenue Code to reduce tax rates and modify credits, and deductions for individuals and businesses. We have considered the provisions of the TCJA and believe that they do not alter the U.S tax treatment as identified above.

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

Each year we have qualified for the benefits of the U.S. and Ireland tax treaty Irish Treaty, and we expect Fly-Z/C Aircraft Limited to be a qualified resident under the Irish treaty. No assurances can be given, however, that we will continue to qualify for the benefits of the Irish Treaty or that we will not in the future be treated as maintaining a permanent establishment in the United States or having income that is effectively connected with the conduct of a trade or business in the United States. In order for us and our subsidiaries to be eligible for the benefits of the Irish Treaty for a particular fiscal year, we must each satisfy the requirements of Article 23 (Limitation on Benefits) of the Irish Treaty for that fiscal year. We will be eligible for the benefits of the Irish Treaty if the principal class of our shares is substantially and regularly traded on one or more recognized stock exchanges. Our shares will be considered substantially and regularly traded on one or more recognized stock exchanges in a fiscal year if (1) trades in such shares are effected on such stock exchanges in more than de minimis quantities during every quarter; and (2) the aggregate number of shares traded on such stock exchanges during the previous fiscal year is at least 6% of the average number of shares outstanding during that taxable year. We satisfied this requirement for each of the years since our inception. If our shares cease to be treated as regularly traded, then we may no longer be eligible for the benefits of the Irish Treaty. Our subsidiaries that are Irish tax-resident will be eligible for benefits under the Irish Treaty if we hold, directly or indirectly, 50% or more of the vote and value of the subsidiary and we meet the regularly traded test described above.

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

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations. As of December 31, 2017, we had 82 lease agreements associated with our flight equipment held for operating lease, 70 of which require the payment of a fixed rent amount during the lease term, and the remaining 12 require a floating rent amount based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

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

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $16.5 million, and would have increased or decreased our revenues by $7.2 million and $6.1 million, respectively, on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads, and measures of volatility. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income, net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item or that do not qualify for hedge accounting treatment are recognized directly into income. As of December 31, 2017, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $7.0 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $9.0 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $8.8 million. As of December 31, 2017, the fair market value of our interest rate swap derivative assets, excluding accrued interest, was $2.6 million. A 100 basis-point increase in the interest rate would increase the fair market value of our derivative assets by approximately $4.1 million. A 100 basis-point decrease in the interest rate would reduce the fair market value of our derivative assets by approximately $4.2 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. As of December 31, 2017, we have one lease pursuant to which we receive a portion of the rent amount in Euros. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate on the Euro denominated rent at December 31, 2017 would have resulted in a $0.9 million unrealized foreign exchange loss or gain. Subsequent to December 31, 2017, we entered into a cross currency swap contract to mitigate our exposure to foreign currency exchange fluctuations in conjunction with leases in which a portion or all of the lease rentals are denominated in a currency other than U.S. Dollars.

As of December 31, 2017, we had one outstanding secured borrowing denominated in Euros. During the year ended December 31, 2017, we recorded an unrealized foreign currency exchange loss of $2.3 million, resulting primarily from the impact to this borrowing of a decrease in value of the U.S. Dollar relative to the Euro. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate on the Euro denominated borrowing at December 31, 2017 would have resulted in a $2.2 million unrealized foreign exchange loss or gain. During the year ended December 31, 2016, we recorded an unrealized foreign currency exchange gain of $0.4 million, resulting from an increase of the U.S. Dollar value relative to the Euro.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us to pay such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatility in foreign exchange rates could have a material impact on our results of operations.

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

(a) Disclosure Controls and Procedures

As of December 31, 2017, an evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management of Fly Leasing Limited is responsible for establishing and maintaining adequate internal control over financial reporting for our company. With the participation of our Chief Executive Officer and our Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 using the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

Our independent auditor, Deloitte & Touche LLP, a registered public accounting firm, has issued their report which is included below.

(c) Report of the Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of
Fly Leasing Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Fly Leasing Limited and subsidiaries (the "Company") as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2017, of the Company and our report dated March 13, 2018 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

San Francisco, CA
March 13, 2018

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Joseph M. Donovan, the Chairman of our Audit Committee of the Board of Directors, qualifies as an audit committee financial expert and is “independent” as defined under the applicable rules of the New York Stock Exchange. See Item 6 — Directors, Senior Management and Employees.

ITEM 16B.	CODE OF ETHICS

We have adopted our (i) Board Governance Document, (ii) Code of Business Conduct and Ethics and (iii) Supplemental Code of Ethics for the Chief Executive Officer and Senior Officers. These documents, along with the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters are available under “Corporate Governance” in the “About Fly Leasing” section of our website (www.flyleasing.com).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountants for the years ended December 31, 2017 and 2016 were Deloitte & Touche LLP.

The table below summarizes the fees for professional services rendered by Deloitte & Touche LLP for the audit of our annual financial statements for the years ended December 31, 2017 and 2016, respectively, and fees billed for other services rendered (in thousands):

	Years ended
	2017		2016
	Amount	%	Amount	%
Audit fees	$1,803	73%	$1,798	90%
Tax fees	304	11%	175	9%
All other fees	269	16%	20	1%
Total	$2,376	100%	$1,993	100%

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

The following table summarizes the repurchase of our common shares during the year ended December 31, 2017:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Repurchased Plan	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs
January 1-31, 2017	—	$—	—	$66.7 million
February 2-28, 2017	—	$—	—	$66.7 million
March 1-31, 2017	99,524	$12.95	99,524	$65.4 million
April 1-30, 2017	371,316	$12.88	371,316	$60.6 million
May 1-31, 2017	651,819	$12.84	651,819	$52.2 million
June 1-30, 2017	958,812	$13.30	958,812	$39.4 million
July 1-31, 2017	649,714	$13.75	649,714	$30.5 million
August 1-31, 2017	572,866	$13.40	572,866	$22.8 million
September 1-30, 2017	254,584	$13.75	254,584	$19.3 million
October 1-31, 2017	114,284	$13.88	114,284	$17.7 million
November 1-30, 2017	366,591	$13.66	366,591	$12.7 million
December 1-31, 2017	235,059	$13.53	235,059	$—	(1)

(1)
In November 2017, our board of directors approved a $50.0 million share repurchase program expiring in December 2018, to replace our program which expired in December 2017. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The New York Stock Exchange requires companies with listed shares to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. companies. Nevertheless, we have generally chosen to comply with the New York Stock Exchange’s corporate governance rules as though we were a U.S. company. Accordingly, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer under the New York Stock Exchange corporate governance rules.

However, we intend to follow the practices of our home country, Bermuda, in connection with certain matters, including shareholder approval requirements.  Under Bermuda law, we are not required to obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, certain transactions other than a public offering involving issuances of a 20% or greater interest in our company and certain acquisitions of the stock or assets of another company.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 below for information regarding our financial statements and additional information required to be disclosed under this Item.

ITEM 18.	FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of
Fly Leasing Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fly Leasing Limited and subsidiaries (the "Company") as of December 31, 2017, and 2016, the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2018, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

San Francisco, CA
March 13, 2018

We have served as the Company’s auditor since 2015.

Fly Leasing Limited
Consolidated Balance Sheets

AT DECEMBER 31, 2017 AND 2016
(Dollars in thousands, except par value data)

	December 31,
	2017	2016

Assets
Cash and cash equivalents	$329,105	$517,964
Restricted cash and cash equivalents	127,710	94,123
Rent receivables	2,059	419
Investment in unconsolidated subsidiary	8,196	7,700
Investment in finance lease, net	13,946	15,095
Flight equipment held for operating lease, net	2,961,744	2,693,821
Maintenance rights, net	131,299	101,969
Deferred tax asset, net	9,943	7,445
Fair value of derivative assets	2,643	1,905
Other assets, net	8,970	6,568
Total assets	$3,595,615	$3,447,009
Liabilities
Accounts payable and accrued liabilities	$18,305	$13,786
Rentals received in advance	14,968	13,123
Payable to related parties	2,084	5,042
Security deposits	49,689	42,495
Maintenance payment liability	244,151	182,571
Unsecured borrowings, net	615,922	691,390
Secured borrowings, net	2,029,675	1,831,985
Deferred tax liability, net	30,112	19,847
Fair value of derivative liabilities	7,344	13,281
Other liabilities	39,656	40,254
Total liabilities	3,051,906	2,853,774
Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 27,983,352 and 32,256,440 shares issued and outstanding at December 31, 2017 and 2016, respectively	28	32
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	479,637	536,922
Retained earnings	68,624	66,026
Accumulated other comprehensive loss, net	(4,580)	(9,745)
Total shareholders’ equity	543,709	593,235
Total liabilities and shareholders’ equity	$3,595,615	$3,447,009

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income (Loss)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Dollars in thousands, except per share data)

	Years ended
	2017	2016	2015
Revenues
Operating lease revenue	$346,894	$313,582	$429,691
Finance lease revenue	731	2,066	299
Equity earnings from unconsolidated subsidiary	496	530	1,159
Gain on sale of aircraft	3,926	27,195	28,959
Interest and other income	1,204	1,666	2,289
Total revenues	353,251	345,039	462,397
Expenses
Depreciation	133,227	120,452	159,732
Aircraft impairment	22,000	96,122	66,093
Interest expense	127,782	123,161	145,448
Selling, general and administrative	30,671	30,077	33,674
Ineffective, dedesignated and terminated derivatives	(192)	91	4,134
Loss on modification and extinguishment of debt	23,309	9,246	17,491
Maintenance and other costs	2,524	2,279	7,628
Total expenses	339,321	381,428	434,200
Net income (loss) before provision (benefit) for income taxes	13,930	(36,389)	28,197
Provision (benefit) for income taxes	11,332	(7,277)	5,399
Net income (loss)	$2,598	$(29,112)	$22,798
Weighted average number of shares:
Basic	30,307,357	33,239,001	41,222,690
Diluted	30,353,425	33,239,001	41,315,149
Earnings (loss) per share:
Basic	$0.09	$(0.88)	$0.52
Diluted	$0.09	$(0.88)	$0.52
Dividends declared and paid per share	$—	$—	$1.00

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Comprehensive Income (Loss)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Dollars in thousands)

	Years ended
	2017	2016	2015
Net income (loss)	$2,598	$(29,112)	$22,798
Other components of comprehensive income (loss), net of tax:
Change in fair value of derivatives, net of deferred tax (1)	3,926	5,036	158
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax (2)	—	(10)	(130)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax (3)	1,239	729	1,563
Comprehensive income (loss)	$7,763	$(23,357)	$24,389

(1)	The associated deferred tax expense was $0.6 million, $0.7 million and $0.3 million for the years ended December 31, 2017, 2016 and 2015, respectively.
(2)	The associated deferred tax benefit was $1,000 and $19,000 for the years ended December 31, 2016 and 2015, respectively.
(3)	The associated deferred tax expense was $0.2 million, $0.1 million and $0.2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Shareholders’ Equity

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Dollars in thousands)

	Manager Shares		Common Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss, net	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance December 31, 2014	100	$—	41,432,998	$41	$658,522	$114,782	$(17,091)	$756,254
Dividends to shareholders	—	—	—	—	—	(41,388)	—	(41,388)
Dividend equivalents	—	—	—	—	—	(1,054)	—	(1,054)
Shares issued in connection with vested share grants	—	—	36,075	—	—	—	—	—
Shares repurchased pursuant to share repurchase program	—	—	(421,329)	—	(5,529)	—	—	(5,529)
Shares repurchased pursuant to tender offer	—	—	(5,376,344)	(5)	(75,898)	—	—	(75,903)
Share-based compensation	—	—	—	—	195	—	—	195
Net income	—	—	—	—	—	22,798	—	22,798
Net change in the fair value of derivatives, net of deferred tax of $0.3 million (1)	—	—	—	—	—	—	158	158
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax of $19,000 (1)	—	—	—	—	—	—	(130)	(130)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.2 million (1)	—	—	—	—	—	—	1,563	1,563
Balance December 31, 2015	100	$—	35,671,400	$36	$577,290	$95,138	$(15,500)	$656,964
Shares repurchased	—	—	(3,414,960)	(4)	(40,368)	—	—	(40,372)
Net loss	—	—	—	—	—	(29,112)	—	(29,112)
Net change in the fair value of derivatives, net of deferred tax of $0.7 million (1)	—	—	—	—	—	—	5,036	5,036
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax of $1,000 (1)	—	—	—	—	—	—	(10)	(10)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.1 million (1)	—	—	—	—	—	—	729	729
Balance December 31, 2016	100	$—	32,256,440	$32	$536,922	$66,026	$(9,745)	$593,235
Shares issued in connection with SARs exercised	—	—	1,481	—	—	—	—	—
Shares repurchased	—	—	(4,274,569)	(4)	(57,285)	—	—	(57,289)
Net income	—	—	—	—	—	2,598	—	2,598
Net change in the fair value of derivatives, net of deferred tax of $0.6 million (1)	—	—	—	—	—	—	3,926	3,926
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.2 million (1)	—	—	—	—	—	—	1,239	1,239
Balance December 31, 2017	100	$—	27,983,352	$28	$479,637	$68,624	$(4,580)	$543,709

(1)	See Note 12 to Notes to Consolidated Financial Statements
The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Dollars in thousands)

	Years ended
	2017	2016	2015
Cash Flows from Operating Activities
Net income (loss)	$2,598	$(29,112)	$22,798
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Equity earnings from unconsolidated subsidiary	(496)	(530)	(1,159)
Finance lease revenue	(731)	(2,066)	(299)
Gain on sale of aircraft	(3,926)	(27,195)	(28,959)
Depreciation	133,227	120,452	159,732
Aircraft impairment	22,000	96,122	66,093
Amortization of debt discounts and debt issuance costs	7,955	9,375	11,922
Amortization of lease incentives	7,668	8,898	20,527
Amortization of lease premiums, discounts and other	412	388	2,046
Amortization of GAAM acquisition fair value adjustments	1,223	1,621	3,650
Loss on modification and extinguishment of debt	23,309	9,246	17,491
Share-based compensation	—	—	195
Unrealized foreign exchange (gain) loss	2,305	(437)	(1,247)
Provision (benefit) for deferred income taxes	5,178	(9,158)	4,919
(Gain) loss on derivative instruments	(478)	76	4,134
Security deposits and maintenance payment liability recognized into earnings	(16,268)	(3,450)	(48,658)
Security deposits and maintenance payment claims applied towards operating lease revenue	—	(684)	—
Cash receipts from maintenance rights	—	9,513	—
Maintenance rights recognized into earnings	465	—	—
Changes in operating assets and liabilities:
Rent receivables	(4,251)	(1,034)	6,814
Other assets	(2,599)	(1,134)	137
Payable to related parties	(10,126)	(17,163)	(19,407)
Accounts payable, accrued liabilities and other liabilities	11,588	(10,964)	(2,183)
Net cash flows provided by operating activities	179,053	152,764	218,546
Cash Flows from Investing Activities
Investment in unconsolidated subsidiary	—	—	(2,009)
Rent received from finance lease	1,880	2,970	424
Investment in finance lease	—	—	(33,596)
Purchase of flight equipment	(434,122)	(552,166)	(567,523)
Proceeds from sale of aircraft, net	21,750	430,867	1,110,046
Payments for aircraft improvement	(7,357)	(2,230)	(8,196)
Payments for lessor maintenance obligations	(12,564)	(2,712)	(18,609)
Net cash flows (used in) provided by investing activities	(430,413)	(123,271)	480,537

Cash Flows from Financing Activities
Security deposits received	7,196	920	13,914
Security deposits returned	(3,554)	(7,438)	(7,788)
Maintenance payment liability receipts	75,765	71,514	84,491
Maintenance payment liability disbursements	(14,303)	(10,951)	(38,768)
Net swap termination payments	—	(709)	(3,737)
Debt modification and extinguishment costs	(17,396)	(3,153)	(3,623)
Debt issuance costs	(1,464)	(2,552)	(933)
Proceeds from unsecured borrowings	295,150	—	—
Repayment of unsecured borrowings	(375,000)	—	—
Proceeds from secured borrowings	513,459	572,719	147,276
Repayment of secured borrowings	(326,909)	(448,346)	(791,385)
Shares repurchased	(57,286)	(40,257)	(81,432)
Dividends paid	—	—	(41,388)
Dividend equivalents	—	—	(1,054)
Net cash flows provided by (used in) financing activities	95,658	131,747	(724,427)
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	430	(84)	(424)
Net increase (decrease) in unrestricted and restricted cash and cash equivalents	(155,272)	161,156	(25,768)
Unrestricted and restricted cash and cash equivalents at beginning of period	612,087	450,931	476,699
Unrestricted and restricted cash and cash equivalents at end of period	$456,815	$612,087	$450,931

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$329,105	$517,964	$275,998
Restricted cash and cash equivalents	127,710	94,123	174,933
Unrestricted and restricted cash and cash equivalents	$456,815	$612,087	$450,931

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Notes to Consolidated Financial Statements

For the year ended December 31, 2017

1.	ORGANIZATION

Fly Leasing Limited ("Fly") is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Fly was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries (Fly and its subsidiaries collectively, the "Company").

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

Certain amounts in prior period consolidated financial statements have been reclassified to conform to the current period presentation. In 2017, the Company adopted ASU 2016-15 and ASU 2016-18, Statement of Cash Flows (Topic 230). Such reclassifications had no impact on consolidated net income or shareholders’ equity. (See “New Accounting Pronouncements” below.)

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, liabilities and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Actual results could differ from those estimates.

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

RESTRICTED CASH AND CASH EQUIVALENTS

The Company’s restricted cash and cash equivalents consist primarily of (i) security deposits and certain maintenance payments received from lessees under the terms of various lease agreements, (ii) a portion of rents collected which may be required to be held as cash collateral under certain of the Company’s debt facilities and (iii) other cash, which may be subject to withdrawal restrictions pursuant to the Company’s credit agreements. All restricted cash is held by major financial institutions in segregated accounts.

RENT RECEIVABLES

Rent receivables represent unpaid lessee obligations under existing lease contracts. Any allowance for doubtful accounts is established on a specific identification basis and is maintained at a level believed by management to be adequate to absorb probable losses associated with rent receivables. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor’s operating environment. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends impacting the lessees and their credit worthiness, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2017 and 2016, the Company had no allowance for doubtful accounts.

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

FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

Flight equipment held for operating lease are recorded at cost and depreciated to estimated residual values on a straight-line basis over their estimated remaining useful lives. Useful life is generally 25 years from the date of manufacture. Residual values are generally estimated to be 15% of the original manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:

●	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.

●	Flight equipment that is out of production and may have a shorter useful life or lower residual value due to obsolescence.

●	The remaining life of a converted freighter is determined based on the date of conversion, in which case, the total useful life may extend beyond 25 years from the date of manufacture.

●	Flight equipment that management believes will be disposed of prior to the end of its estimated useful life.

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

Impairment analyses require the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some future date, estimated downtime between re-leasing events and the amount of re-leasing costs.

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

MR Leases

Under MR Leases, the lessee is required to make periodic maintenance payments to us based upon usage of the aircraft. When qualified major maintenance is performed during the lease term, the Company is required to reimburse the lessee for the costs associated with such maintenance. At the end of lease, the Company is entitled to retain any cash receipts in excess of the required reimbursements to the lessee.

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

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks. All derivatives are recognized on the balance sheet at their fair values. Pursuant to U.S. GAAP, changes in the fair value of the item being hedged are recognized into earnings in the same period and in the same income statement line as the change in the fair value of the derivative instrument. On the date that the Company enters into a derivative contract, the Company formally documents all relationships between the hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction.

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

Under the terms of the lease agreements, cash collected from lessees for future maintenance of the aircraft is recorded as maintenance payment liabilities. The Company does not recognize such maintenance payments as revenue during the lease term. Maintenance payment liabilities are attributable to specific aircraft and are typically based on hours or cycles of utilization, depending upon the component. Upon the occurrence of qualified maintenance events, the lessee submits a request for reimbursement and upon disbursement of the funds, the liability is relieved.

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

At lease termination, maintenance payment liabilities are offset against any maintenance right balance for the aircraft, and the remainder is recognized as end of lease income. When flight equipment is sold, the maintenance payment liability amounts may be remitted to the buyer in accordance with the terms of the related agreements and are released from the balance sheet as part of the disposition gain or loss.

REVENUE RECOGNITION

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, recognition is delayed until the criteria are met.

●
Operating lease revenue. The Company receives lease revenue from flight equipment under operating leases. Rental income from aircraft is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee to exercise an option to extend the lease for an additional term. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when collection is not reasonably assured.

●
End of lease income. The amount of end of lease income the Company recognizes in any reporting period is inherently volatile and depends upon a number of factors, including the timing of both scheduled and unscheduled lease expiries and the timing of maintenance performed on the aircraft by the lessee, among others.

●
Lease incentives. The Company’s leases may contain provisions which require it to contribute a portion of the lessee’s costs for heavy maintenance, overhaul or replacement of certain high-value components. The Company accounts for these expected payments as lease incentives, which are amortized as a reduction of lease revenue over the life of the lease.

●	Finance lease income. Revenue from finance lease is recognized using the interest method to produce a level yield over the life of the finance lease.

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

The Company recognizes an uncertain tax benefit only to the extent that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The Company has elected to classify any interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during each of the years ended December 31, 2017, 2016 and 2015.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. Under the guidance, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the guidance requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The guidance specifically notes that lease contracts are a scope exception. The guidance is effective for annual reporting periods, including interim periods, beginning after December 15, 2017. The Company adopted the guidance effective January 1, 2018. The adoption will not have a significant impact on the consolidated financial statements and the related footnotes because lease revenue, which comprises the majority of the Company’s revenue, is excluded from the scope of this guidance.

In February 2016, FASB issued its new lease guidance, ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. FASB has decided that lessors would be precluded from recognizing selling profit and revenue at lease commencement for any finance lease that does not transfer control of the underlying asset to the lessee. In addition, the new guidance will require lessors to capitalize, as initial direct costs, only those costs that are incurred due to the execution of a lease. Any other costs incurred, including allocated indirect costs, will no longer be capitalized and instead will be expensed as incurred. As of December 31, 2017, the Company had approximately $2.0 million of unamortized lease costs. The guidance will be effective for annual reporting periods, including interim periods, beginning after December 15, 2018, and early adoption will be permitted. The new guidance must be adopted using the modified retrospective method. The Company is progressing in its assessment of the impact of ASC 842 and is concurrently gathering business requirements for the implementation of ASC 842. The Company plans to adopt the guidance effective January 1, 2019.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The guidance is effective for annual reporting periods, including interim periods, beginning after December 15, 2017. The guidance requires application using a retrospective transition method. The Company early adopted the guidance effective December 31, 2017. The adoption of the guidance requires the classification of cash payments for debt prepayments or extinguishment costs (including third-party costs, premiums paid, and other fees paid to lenders) as financing activities in the Company’s statement of cash flows. The adoption changes the Company's net cash provided by operating activities, with a corresponding change in its net cash provided by or used in financing activities.

In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires the recognition of current and deferred income taxes for intra-entity asset transfers, other than inventory, when the transfer occurs. Historically, the income tax consequence was not recognized until the asset was sold to a third party. The guidance is effective for annual reporting periods, including interim periods, beginning after December 15, 2017, and early adoption is permitted. The Company adopted the guidance effective January 1, 2018. The adoption of the guidance will not have a material impact on its consolidated financial condition, results of operations and cash flows.

In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230). ASU 2016-18 provides guidance on the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires entities to show the changes in total of cash, cash equivalents, restricted cash and restricted cash equivalents. As a result, entities will no longer present transfers between cash and cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. Instead, restricted cash and cash equivalents is included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the consolidated statement of cash flows. The guidance requires application using a retrospective transition method to each period presented. The guidance is effective for annual reporting periods, including interim periods, beginning after December 15, 2017. The Company early adopted the guidance effective December 31, 2017. Prior to the adoption of the guidance, the Company presented the change in restricted cash and cash equivalents as cash provided by or used in financing activities as required by GAAP. The adoption of the new guidance eliminates the change in restricted cash and cash equivalents line item in financing activities and changes net cash flows provided by or used in financing activities by the same amount.

In August 2017, FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815). ASU 2017-12 is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. Under the guidance, if a cash flow hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income and reclassified to earnings when the hedged item impacts earnings. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. Additional disclosures include cumulative basis adjustments for fair value hedges and the effect of hedging on individual income statement line items. The guidance will be effective for annual reporting periods, including interim periods beginning after December 15, 2018, and early adoption will be permitted. The Company plans to adopt the guidance effective January 1, 2019.

3.	SUPPLEMENTAL DISCLOSURE TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended
	2017	2016	2015
	(Dollars in thousands)
Cash paid during the year for:
Interest	$113,710	$110,351	$132,780
Taxes	2,155	460	384
Noncash Activities:
Security deposits applied to maintenance payment liability, rent receivables, other assets and rentals received in advance	2,045	—	3,292
Maintenance payment liability applied to rent receivables and rentals received in advance	68	—	2,523
Other liabilities applied to maintenance payment liability and rent receivables	676	2,550	240
Noncash investing activities:
Aircraft improvement	192	5,245	1,587
Noncash activities in connection with purchase of aircraft	3,979	6,388	19,382
Noncash activities in connection with sale of aircraft	—	78,722	93,819

4.	INVESTMENT IN FINANCE LEASE

At December 31, 2017 and 2016, the Company had one investment in finance lease, which was reclassified from an operating lease to a finance lease during the fourth quarter of 2016. As a result of this reclassification, the Company recognized a gain of $2.7 million during the year ended December 31, 2016. The implicit interest rate in this finance lease was 5%. During the years ended December 31, 2017, 2016 and 2015, the Company recognized finance lease revenue totaling $0.7 million, $2.1 million and $0.3 million, respectively.

The Company’s net investment in finance lease consisted of the following (dollars in thousands):

	December 31, 2017	December 31, 2016
Total minimum lease payments receivable	$13,200	$15,080
Estimated unguaranteed residual value of leased asset	4,227	4,227
Unearned finance income	(3,481)	(4,212)
Net Investment in Finance Lease	$13,946	$15,095

During the year ended December 31, 2016, the Company sold its other investment in a finance lease and recognized a $4.2 million gain on sale of aircraft.

Presented below are the contracted future minimum rental payments due under non-cancellable finance lease, as of December 31, 2017.

Year ending December 31,	(Dollars in thousands)
2018	$1,800
2019	1,800
2020	1,800
2021	1,800
2022	1,800
Thereafter	4,200
Future minimum rental payments under finance lease	$13,200

5.	FLIGHT EQUIPMENT HELD FOR SALE

In 2015, the Company agreed to sell 45 aircraft in two portfolio sales (the “Sale Transactions”). The Company delivered 32 of these aircraft to the purchasers and recognized a gain on sale of aircraft of $33.0 million in 2015. The Company delivered the remaining 13 aircraft and recognized a gain on sale of aircraft of $5.0 million in 2016.

During the third quarter of 2017, the Company reclassified one aircraft to held for sale as the lessee of this narrow-body aircraft notified the Company of its election to purchase this aircraft. This aircraft was sold for a gain on sale of aircraft of $3.9 million in the fourth quarter of 2017.

At December 31, 2017 and 2016, the Company had no flight equipment held for sale.

6.	FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

As of December 31, 2017, the Company had 84 aircraft held for operating lease, of which 82 aircraft were on lease to 43 lessees in 27 countries, and two aircraft were off-lease. As of December 31, 2016, the Company had 75 aircraft held for operating lease, on lease to 41 lessees in 26 countries.

During the year ended December 31, 2017, the Company purchased ten aircraft held for operating lease, and capitalized $438.1 million. During the year ended December 31, 2016, the Company purchased ten aircraft held for operating lease, and capitalized $545.8 million.

Other than the one aircraft re-classified as flight equipment held for sale (see Note 5), the Company did not sell any aircraft during the year ended December 31, 2017. During the year ended December 31, 2016, the Company sold 13 aircraft held for operating lease, 12 of which generated a $15.2 million gain on sale of aircraft. The Company recorded a gain on debt extinguishment of $0.6 million with the sale of the last aircraft, which was financed by a secured borrowing. The sale proceeds were paid to the lender as full and final discharge of the associated debt. During the year ended December 31, 2015, the Company sold 12 aircraft held for operating lease and recognized a loss on sale of aircraft of $4.0 million.

In 2017, the Company had two aircraft on lease to Air Berlin, including one Airbus A321-200 aircraft (manufactured in 2015) and one Airbus A330-200 aircraft (manufactured in 2001). In August 2017, Air Berlin commenced insolvency proceedings in Germany and the United States. As a result of these insolvency proceedings, the Company assessed both aircraft leased to Air Berlin for impairment. During the year ended December 31, 2017, the Company recognized aircraft impairment of $22.0 million related to the Airbus A330-200 aircraft. The lease was terminated, and this aircraft was returned to the Company and redelivered to another airline in January 2018. The Company did not recognize aircraft impairment on the Airbus A321-200 aircraft.

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

Flight equipment held for operating lease consists of the following (dollars in thousands):

	December 31, 2017	December 31, 2016
Cost	$3,574,202	$3,180,160
Accumulated depreciation	(612,458)	(486,339)
Flight equipment held for operating lease, net	$2,961,744	$2,693,821

The Company capitalized $7.4 million and $5.7 million of major maintenance expenditures for the years ended December 31, 2017 and 2016, respectively.

The classification of the net book value of flight equipment held for operating lease, net and operating lease revenue by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows (dollars in thousands):

	December 31, 2017		December 31, 2016
Europe:
Spain	$175,593	6%	$57,845	2%
Turkey	135,764	5%	142,787	5%
United Kingdom	128,116	4%	143,560	5%
Germany	—	—	98,483	4%
Russia	16,332	—	17,582	1%
Other	235,013	8%	179,155	7%
Europe — Total	690,818	23%	639,412	24%
Asia and South Pacific:
India	601,072	20%	574,853	21%
Philippines	268,504	9%	279,031	10%
Indonesia	204,840	7%	62,921	2%
China	186,083	6%	194,774	7%
Other	152,371	5%	153,323	7%
Asia and South Pacific — Total	1,412,870	47%	1,264,902	47%
Mexico, South and Central America:
Chile	83,097	3%	86,251	3%
Other	79,177	3%	83,368	3%
Mexico, South and Central America — Total	162,274	6%	169,619	6%
North America:
United States	147,580	5%	156,472	6%
Other	52,182	2%	55,044	2%
North America — Total	199,762	7%	211,516	8%
Middle East and Africa:
Ethiopia	322,896	11%	332,817	12%
Other	116,273	4%	75,555	3%
Middle East and Africa — Total	439,169	15%	408,372	15%
Off-Lease — Total	56,851	2%	—	—
Total flight equipment held for operating lease, net	$2,961,744	100%	$2,693,821	100%

The distribution of operating lease revenue by geographic region for the years ended December 31, 2017, 2016 and 2015 is as follows (dollars in thousands):

	Years ended
	2017		2016		2015
Europe:
Spain	$11,199	3%	$5,361	2%	$9,191	2%
Turkey	17,103	5%	24,593	8%	29,847	7%
United Kingdom	29,182	8%	34,498	11%	50,742	12%
Germany	26,457	8%	13,836	4%	18,201	4%
Russia	1,927	1%	3,141	1%	24,095	6%
Other	27,253	8%	25,253	8%	46,480	11%
Europe — Total	113,121	33%	106,682	34%	178,556	42%
Asia and South Pacific:
India	64,381	18%	39,640	13%	19,572	4%
Philippines	29,825	9%	29,129	9%	38,677	9%
Indonesia	16,308	5%	8,320	3%	7,915	2%
China	22,611	6%	23,882	8%	37,943	9%
Other	19,263	6%	18,967	5%	31,141	7%
Asia and South Pacific — Total	152,388	44%	119,938	38%	135,248	31%
Mexico, South and Central America:
Chile	8,939	3%	8,939	3%	24,336	6%
Other	8,626	2%	8,768	3%	16,732	4%
Mexico, South and Central America — Total	17,565	5%	17,707	6%	41,068	10%
North America:
United States	17,647	5%	24,591	8%	37,316	9%
Other	6,237	2%	6,223	2%	6,380	1%
North America — Total	23,884	7%	30,814	10%	43,696	10%
Middle East and Africa:
Ethiopia	30,018	9%	30,084	10%	22,808	5%
Other	9,918	2%	8,357	2%	8,315	2%
Middle East and Africa — Total	39,936	11%	38,441	12%	31,123	7%
Total Operating Lease Revenue	$346,894	100%	$313,582	100%	$429,691	100%

For the year ended December 31, 2017, the Company had one customer (Air India) that accounted for 11% of total operating lease revenue. No customer accounted for 10% or more of total operating lease revenue for the year ended December 31, 2016 or 2015.

The Company places a lessee on non-accrual status when it has determined that it is not probable that the economic benefits of the lease will be received by the Company, principally due to (i) the lessees' failure to pay rent and overhaul payments and (ii) the Company’s evaluation of the lessees' payment history.

Following the Air Berlin insolvency proceedings in August 2017, the Company had placed Air Berlin on non-accrual status and recognized revenue from the two aircraft leased to Air Berlin only as cash was received, including the application of any security deposits and letters of credit. Air Berlin returned both aircraft to the Company and the Company recognized $16.6 million of end of lease income from this lessee during the fourth quarter of 2017.

At December 31, 2017 and 2016, no lessees were on non-accrual status. At December 31, 2015, the Company had two lessees on non-accrual status.

For the years ended December 31, 2017, 2016 and 2015, the Company recognized end of lease income totaling $17.8 million, $8.9 million and $53.8 million, respectively.

As of December 31, 2017 and 2016, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 6.3 years and 6.8 years, respectively.

Presented below are the contracted future minimum rental payments due under non-cancellable operating leases, as of December 31, 2017. For leases that have floating rental rates, the future minimum rental payments due assume that the rental payment due as of December 31, 2017 is held constant for the duration of the lease.

Year ending December 31,	(Dollars in thousands)
2018	$355,172
2019	320,670
2020	280,506
2021	245,208
2022	209,542
Thereafter	734,445
Future minimum rental payments under operating leases	$2,145,543

For the years ended December 31, 2017, 2016 and 2015, amortization of lease incentives recorded as a reduction of operating lease revenue totaled $7.7 million, $8.9 million and $20.5 million, respectively. At December 31, 2017, lease incentive amortization for the next five years and thereafter is as follows (dollars in thousands):

Year ending December 31,
2018	$9,137
2019	8,449
2020	5,849
2021	3,594
2022	2,218
Thereafter	1,044
Future amortization of lease incentives	$30,291

7.	MAINTENANCE RIGHTS

Changes in maintenance right assets, net of maintenance right liabilities, during the years ended December 31, 2017 and 2016 were as follows (dollars in thousands):

	December 31, 2017	December 31, 2016
Maintenance rights, net beginning balance	$101,969	$94,493
Acquisitions	25,033	28,412
Capitalized to aircraft improvements	(192)	(5,245)
Maintenance rights recognized into earnings	(465)	—
Cash receipts from maintenance rights	—	(9,513)
Maintenance rights associated with aircraft sold	4,954	(6,178)
Maintenance rights, net at end of year	$131,299	$101,969

8.	INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

The Company has a 57.4% limited partnership interest in Fly-Z/C LP. Summit Aviation Partners LLC (“Summit”) has a 10.2% interest in the joint venture. A subsidiary of BBAM Limited Partnership (“BBAM LP”) is the general partner of the joint venture. The joint venture owns two aircraft. For each of the years ended December 31, 2017 and 2016, the Company recognized $0.5 million in equity earnings from its investment in Fly-Z/C LP. For the year ended December 31, 2015, the Company recognized $1.2 million in equity earnings from its investment in Fly-Z/C LP. During the year ended December 31, 2015, the Company contributed $2.0 million into Fly-Z/C LP. During the years ended December 31, 2017, 2016 and 2015, respectively, the Company received no distributions.

9.	OTHER ASSETS

The principal components of the Company’s other assets are as follows (dollars in thousands):

	December 31, 2017	December 31, 2016
Lease costs, net	$2,045	$1,730
Value added tax and general sales tax receivables, net	2,915	2,994
Other assets	4,010	1,844
Total other assets	$8,970	$6,568

10.	UNSECURED BORROWINGS

	Balance as of
	December 31, 2017	December 31, 2016
	(Dollars in thousands)
Outstanding principal balance:
2020 Notes	$—	$375,000
2021 Notes	325,000	325,000
2024 Notes	300,000	—
Total outstanding principal balance	625,000	700,000
Unamortized debt discounts and loan costs	(9,078)	(8,610)
Unsecured borrowings, net	$615,922	$691,390

On December 11, 2013, the Company sold $300.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (together with the Additional 2020 Notes (as defined below), the “2020 Notes”). In connection with the issuance, the Company paid an underwriting discount totaling $8.5 million.

On October 3, 2014, the Company sold $75.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (the “Additional 2020 Notes”) and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). The Additional 2020 Notes were issued as additional notes under the 2020 Notes indenture and were sold at a price equal to 104.75% of the principal amount thereof. The 2021 Notes were issued under an indenture containing substantially similar terms as the indenture governing the 2020 Notes and were sold at par. In connection with these issuances, the Company paid a net underwriting discount totaling $3.4 million.

On October 16, 2017, the Company sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 (the “2024 Notes”). The net proceeds to the Company were approximately $294.2 million, after deducting the underwriters’ discounts and commissions and offering expenses paid by the Company. The Company used the net proceeds from the sale of the 2024 Notes, together with cash on hand, to redeem all $375.0 million of its outstanding 2020 Notes on December 15, 2017. In connection with the redemption, the Company incurred debt extinguishment costs totaling $19.7 million.

The 2021 Notes and 2024 Notes are senior unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of the Company. The 2021 Notes have a maturity date of October 15, 2021 and the 2024 Notes have a maturity date of October 15, 2024.

Interest on the 2021 Notes is payable semi-annually on April 15 and October 15 of each year. Interest on the 2024 Notes is payable semi-annually on April 15 and October 15 of each year, beginning on April 15, 2018. As of December 31, 2017 and 2016, accrued interest on unsecured borrowings totaled $7.7 million and $5.5 million, respectively.

2021 Notes

The Company may redeem the 2021 Notes, in whole or in part, at the redemption prices listed below, plus accrued and unpaid interest to the redemption date.

If redeemed during the 12-month period commencing on October 15 of the years set forth below:	Redemption Price
2017	104.781%
2018	103.188%
2019	101.594%
2020 and thereafter	100.000%

2024 Notes

At any time prior to October 15, 2020, the Company may redeem up to 35% of the original principal amount of the 2024 Notes with the proceeds of certain equity offerings at a redemption price of 105.250% of the principal amount thereof, together with accrued and unpaid interest to, but not including, the date of redemption. On and after October 15, 2020, the Company may redeem the 2024 Notes, in whole or in part, at the redemption prices listed below, plus accrued and unpaid interest to the redemption date.

If redeemed during the 12-month period commencing on October 15 of the years set forth below:	Redemption Price
2020	102.625%
2021	101.313%
2022 and thereafter	100.000%

At any time prior to October 15, 2020, the Company may also redeem all or a portion of the 2024 Notes at par, plus accrued and unpaid interest to the redemption date and a “make-whole premium” equal to the present value of all future interest payments called for under the indenture.

Pursuant to the indentures governing the 2021 Notes and 2024 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. The Company is also subject to certain operating covenants, including reporting requirements. The Company’s failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating.

The indentures governing the 2021 Notes and the 2024 Notes contain customary events of default with respect to the notes of each series, including (i) default in payment when due and payable of principal or premium, (ii) default for 30 days or more in payment when due of interest, (iii) failure by the Company or any restricted subsidiary for 60 days after receipt of written notice given by the trustee or the holders of at least 25% in aggregate principal amount of the notes of such series then issued and outstanding to comply with any of the other agreements under the indenture, (iv) default in any of the aircraft owning entities in respect of obligations in excess of $50.0 million, which holders of such obligation accelerate or demand repayment of amounts due thereunder, (v) failure by the Company or any significant subsidiary to pay final judgments aggregating in excess of $50.0 million for 60 days after such judgment becomes final, subject to certain non-recourse exceptions, and (vi) certain events of bankruptcy or insolvency with respect to us or a significant subsidiary. As of December 31, 2017, the Company was not in default under the indentures governing the 2021 Notes or the 2024 Notes.

11.	SECURED BORROWINGS

The Company’s secured borrowings balance, net as of December 31, 2017 and 2016 are presented below (dollars in thousands):

	Outstanding principal balance as of December 31,		Weighted average interest rate(1) as of December 31,
	2017	2016	2017	2016	Maturity date
Securitization Notes	$101,551	$139,741	3.06%	3.36%	November 2033
Nord LB Facility	153,176	171,509	4.47%	4.14%	November 2018
CBA Facility	49,080	56,146	5.53%	5.45%	October 2020
Term Loan	431,271	404,016	4.25%	4.41%	February 2023
Magellan Acquisition Limited Facility	331,768	—	3.15%	—	December 2025
Fly Acquisition III Facility	86,520	113,045	3.41%	2.88%	February 2022
Other Aircraft Secured Borrowings	905,525	980,967	3.83%	3.50%	September 2019 – June 2028
Unamortized debt discounts and loan costs	(29,216)	(33,439)
Total	$2,029,675	$1,831,985

(1)	Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.

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

As of December 31, 2017 and 2016, accrued interest on secured borrowings totaled $6.6 million and $5.2 million, respectively. As of December 31, 2017, the Company was not in default under any of its secured borrowings.

Securitization Notes

At December 31, 2017, Fly's subsidiary, B&B Air Funding, had $101.6 million principal amount outstanding on its aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by nine aircraft. The final maturity date of the Securitization Notes is November 14, 2033.

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

B&B Air Funding may, on any future payment date, redeem the Securitization Notes in whole or from time to time in part for an amount equal to 100% of the outstanding principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Redemption prior to acceleration of the Securitization Notes may be of all or any part of the Securitization Notes. Redemption after acceleration of the Securitization Notes upon default may only be for all of the Securitization Notes.

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

In connection with the issuance of the Securitization Notes, B&B Air Funding entered into a revolving credit facility (“Securitization Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Securitization Note Liquidity Facility, advances may be drawn for the benefit of the Securitization Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Securitization Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Securitization Note Liquidity Facility. As of each of December 31, 2017 and 2016, B&B Air Funding had not drawn on the Securitization Note Liquidity Facility.

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

Nord LB Facility

As of December 31, 2017, the Company had $153.2 million principal amount outstanding under its debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by six aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits.

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

In the event the Company sells any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by the Company will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

Upon termination or expiration of a lease other than by sale, no payments are due with respect to the outstanding loan associated with that aircraft until the earlier of (i) six months from such termination or expiration and (ii) the date on which the aircraft is re-leased. Interest during this period increases the outstanding balance under the facility. The Company must pay interest with respect to any aircraft that remains off-lease after six months, and if such aircraft continues to be off-lease after twelve months, the Company must pay debt service equal to 85% of the lease rate under the prior lease agreement. The lenders may require payment in full or foreclose on an aircraft that remains off-lease after 24 months but may not foreclose on any other aircraft in the facility.

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

CBA Facility

As of December 31, 2017, the Company had $49.1 million principal amount outstanding under its debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. Fly has guaranteed all payments under the CBA Facility. These loans are cross-collateralized and contain cross-default provisions. The final maturity date of each of the four loans is October 28, 2020.

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

Term Loan

As of December 31, 2017, the Company had $431.3 million principal amount outstanding under its senior secured term loan (the “Term Loan”), which was secured by 30 aircraft. Fly has guaranteed all payments under the Term Loan.

The Term Loan bears interest at three-month LIBOR, plus a margin of 2.00%.

On October 19, 2016, the Company amended the Term Loan to extend the maturity date from August 2019 to February 2022. In connection with this amendment, the Company paid a one-time fee of 0.25% on the then outstanding principal amount under the Term Loan to its lenders. The Company also expensed $2.3 million as debt extinguishment costs.

On April 28, 2017, the Company completed an amendment of the Term Loan to (i) reduce the margin from 2.75% to 2.25%, (ii) eliminate the LIBOR floor of 0.75% and (iii) extend the maturity date from February 2022 to February 2023. The Company also upsized the Term Loan by $50.0 million. On November 1, 2017, the Company completed another amendment of the Term Loan to further reduce the margin from 2.25% to 2.00%. Until May 2018, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in whole or in part at par.
During the year ended December 31, 2017, the Company incurred debt extinguishment costs totaling $3.0 million in connection with these amendments.

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

Magellan Acquisition Limited Facility

On December 8, 2017, the Company, through a wholly-owned subsidiary, entered into a term loan facility with a consortium of lenders ("Magellan Acquisition Limited Facility") that provides for loans and notes in an aggregate amount of $331.8 million with a final maturity date of December 8, 2025. The Company paid an upfront fee of approximately $3.0 million to the lenders concurrent with the closing.

As of December 31, 2017, the Company received an aggregate of $273.7 million to finance seven aircraft, and the remaining $58.1 million was held in an escrow account to be used to finance two additional aircraft, which were subsequently financed in the first quarter of 2018. The Magellan Acquisition Limited Facility is secured by nine aircraft with an initial loan-to-value ratio of less than 75%. Fly has guaranteed all payments under this facility.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes issued under the facility is a fixed rate of 3.93% per annum.

The facility contains financial and operating covenants, including a covenant that the Company maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. A violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility. In addition, upon the occurrence of certain conditions including a failure by the Company to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee.

Upon the sale of an aircraft, the borrower may substitute aircraft into the Magellan Acquisition Limited Facility subject to certain conditions. The substitute aircraft must be equal to or greater than the appraised value of the aircraft being substituted. The borrower must be in compliance with the concentration limits after such substitution.

An event of default under the Magellan Acquisition Limited Facility includes a default in respect of the Company's recourse obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

Fly Acquisition III Facility

In February 2016, the Company, through a wholly-owned subsidiary, entered into a revolving $385.0 million credit facility (the “Fly Acquisition III Facility”) to finance the acquisition of eligible aircraft. Borrowings are secured by the beneficial interests in Fly Acquisition III and each of its subsidiaries, the aircraft and related leases. The Fly Acquisition III Facility has an availability period expiring on February 26, 2019 and a maturity date of February 26, 2022. Fly has guaranteed Fly Acquisition III’s obligations under the facility.

As of December 31, 2017, the Company had $86.5 million principal amount outstanding, which was secured by four aircraft.

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

The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin is 2.00% through the expiration of the availability period and will increase to 2.50% from February 27, 2019 through February 26, 2020 and 3.00% from February 27, 2020 through the maturity date of the facility.

The Fly Acquisition III Facility contains financial and operating covenants, including a covenant that the Company maintain a tangible net worth of at least $325.0 million and a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by the Company to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit maintenance reserves and security deposits received from lessees into accounts pledged to the security trustee.

An event of default under the Fly Acquisition III Facility includes a default in respect of the Company's recourse obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

Other Aircraft Secured Borrowings

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of December 31, 2017, the Company had $905.5 million principal amount of other aircraft secured borrowings outstanding, which was secured by 19 aircraft. Of this amount, $473.6 million was recourse to the Company.

These borrowings are structured as individual loans secured by pledges of the Company’s rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from September 2019 to June 2028.

Future Minimum Principal Payments on Secured Borrowings

During the year ended December 31, 2017, the Company made scheduled principal payments of $154.3 million on its secured borrowings. The anticipated future minimum principal payments due for its secured borrowings are as follows (dollars in thousands):

Year ending December 31,
2018	$309,914
2019	169,230
2020	187,184
2021	152,497
2022	174,436
Thereafter	1,065,630
Future minimum principal payments due	$2,058,891

12.	DERIVATIVES

Derivatives are used by the Company to manage its exposure to interest rate fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on borrowings associated with aircraft with fixed rate rentals. As of December 31, 2017, the Company had $1.1 billion of floating rate debt associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on either the one-month or three-month LIBOR applied to the notional amounts over the life of the contracts. As of December 31, 2017 and 2016, the Company had interest rate swap contracts with notional amounts aggregating $0.7 billion and $0.8 billion, respectively. The unrealized fair value gain on the interest rate swap contracts, reflected as derivative assets, was $2.6 million and $1.9 million as of December 31, 2017 and 2016, respectively. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $7.3 million and $13.3 million as of December 31, 2017 and 2016, respectively.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves and credit spreads.

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

As of December 31, 2017, the Company had the following designated derivative instruments classified as derivative assets on the balance sheet (dollars in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Credit Risk Adjusted Fair Market Value	Gain Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swap contracts	9	11/14/2018-1/11/23	0.90% - 4.30%	$175,552	$2,625	$2,090	$(16)
Accrued interest				—	18	—	—
Total – designated derivative assets	9			$175,552	$2,643	$2,090	$(16)

As of December 31, 2017, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollars in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Credit Risk Adjusted Fair Market Value	Loss Recognized in Accumulated Comprehensive Loss	Gain Recognized into Earnings
Interest rate swap contracts	7	3/14/18-9/27/25	1.98% - 6.22%	$206,447	$(2,735)	$(2,393)	$4
Accrued interest				—	(113)	—	—
Total – designated derivative liabilities	7			$206,447	$(2,848)	$(2,393)	$4

Dedesignated Derivatives

Certain of the Company’s interest rate swap contracts no longer qualify for hedge accounting and have been dedesignated. At December 31, 2017, the Company had an accumulated other comprehensive loss, net of tax, of $4.3 million associated with these contracts, which is being amortized over the term. During the year ended December 31, 2017, $1.4 million was recognized as interest expense.

As of December 31, 2017, the Company had the following dedesignated derivative instruments classified as derivative liabilities on the balance sheet (dollars in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Credit Risk Adjusted Fair Market Value	Gain Recognized into Earnings
Interest rate swap contracts	4	2/9/2018-2/9/2019	1.69% - 3.47%	$318,747	$(4,312)	$204
Accrued interest				—	(184)	—
Total – dedesignated derivative liabilities	4			$318,747	$(4,496)	$204

Terminated Derivatives

In 2016, the Company terminated four interest rate swap contracts and recognized a loss into earnings totaling $0.6 million.

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

Income tax expense (benefit) by jurisdiction is shown below (dollars in thousands):

	Years ended
	2017	2016	2015
Current tax expense:
Ireland	$—	$—	$33
Luxembourg	195	145	252
Australia	4,062	1,742	138
Other	43	33	57
Current tax expense — total	4,300	1,920	480
Deferred tax (benefit) expense:
Ireland	8,710	(10,812)	4,558
Australia	(1,743)	1,615	334
Other	65	—	27
Deferred tax (benefit) expense — total	7,032	(9,197)	4,919
Total income tax (benefit) expense	$11,332	$(7,277)	$5,399

The Company had no unrecognized tax benefits as of December 31, 2017 and 2016. The principal components of the Company’s net deferred tax asset (liability) were as follows (dollars in thousands):

	December 31, 2017	December 31, 2016
Deferred tax asset:
Net operating loss carry forwards	$170,960	$151,575
Net unrealized losses on derivative instruments	390	1,181
Basis difference on acquisition of GAAM Australian assets	7,314	6,786
Other	55	224
Valuation allowance	(39,484)	(30,524)
Total deferred tax asset	139,235	129,242
Deferred tax liability:
Excess of tax depreciation over book depreciation	(153,447)	(137,249)
Book/tax differences identified in connection with GAAM Portfolio acquisition	(412)	(438)
Net earnings of non-European Union member subsidiaries	(3,745)	(3,957)
Withholding tax on Australian unrepatriated earnings	(1,800)	—
Total deferred tax liability	(159,404)	(141,644)
Deferred tax liability, net	$(20,169)	$(12,402)

The majority of the Company's net operating loss carry forwards are attributable to Ireland. Under current tax rules in Ireland, the Company is allowed to carry forward its net operating losses for an indefinite period to offset any future income. The Company has recorded valuation allowances to reduce deferred tax assets to the extent it believes it is more likely than not that a portion of such assets will not be realized. In making such determinations, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and its ability to carry back losses to prior years.

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

At December 31, 2017 and 2016, the Company had a valuation allowance of $39.5 million and $30.5 million, respectively. For the years ended December 31, 2017, 2016 and 2015, the Company recorded net valuation allowance provisions of $8.4 million, $7.2 million and $3.4 million, respectively.

The Company has undistributed earnings from its Australian subsidiary. The Company does not intend to indefinitely reinvest its subsidiary's earnings back into Australia. A withholding tax of 15.0% is applied to distributions of earnings which have not been taxed in Australia. In 2017, the Company recorded a deferred tax liability of $1.8 million in connection with its unrepatriated Australian earnings.

For the year ended December 31, 2017, the effective tax rate was 81.3%. The effective tax rate in any period is impacted by the source and amount of income earned and expenses incurred in different tax jurisdictions and valuation allowances the Company has recorded. The table below is a reconciliation of the Irish statutory corporation tax rate of 12.5% on trading income to the Company’s recorded income tax expense or benefit:

	Years ended
	2017	2016	2015
Irish statutory corporate tax rate on trading income	12.5%	12.5%	12.5%
Valuation allowances	59.9%	(19.8)%	12.0%
Equity earnings from Fly-Z/C LP	(0.4)%	0.2%	(0.5)%
Tax impact of repurchased and resold Notes	(0.8)%	1.3%	(3.2)%
Foreign tax rate differentials	(18.4)%	7.8%	(9.7)%
True-up of prior year tax provision	2.2%	—	1.4%
Non-taxable gain on debt extinguishment	—	0.3%	—
Non-deductible interest expense, transaction fees and expenses	12.2%	(4.8)%	6.1%
Deductible intra-group interest	—	30.9%	—
Unrealized foreign exchange loss on re-valuation of deferred tax balances	0.5%	(8.6)%	—
Withholding tax	13.3%	0.0%	0.0%
Other	0.3%	0.2%	0.5%
Effective tax rate	81.3%	20.0%	19.1%

Under Irish tax legislation, Irish Revenue (“Revenue”) is entitled to make enquiries and/or raise an assessment of any corporation tax return submitted up to a period of four years from the end of the year in which the return is submitted. As such, Revenue is entitled to make enquiries and/or raise an assessment in respect of the corporation tax returns submitted by the Company’s Irish subsidiaries for each of the years ended December 31, 2013 to 2017.

In February 2018, Revenue issued a Value Added Tax (“VAT”) assessment to Fly for the period from January 1, 2014 to December 31, 2016 in the amount of 6.1 million Euros, representing a portion of the VAT refunded to Fly during that time period. Fly has had an ongoing dialogue with Revenue since January 2017 regarding its VAT returns and believes the assessment was raised as a protective measure by Revenue to avoid missing the statute of limitations for any claims.  Fly has not recorded any uncertain tax position liability related to this assessment as Fly has been notified by its tax advisors that based on the facts and circumstances, and as also supported by a relevant tax court case, the positions taken in its VAT returns are more likely than not to be sustained upon ultimate resolution of this matter.

14.	OTHER LIABILITIES

The following table describes the principal components of the Company’s other liabilities (dollars in thousands):

	December 31, 2017	December 31, 2016
Current tax payable	$4,226	$2,036
Lease incentive obligation	20,306	24,757
Deferred rent	8,444	3,792
Refundable deposits	805	350
Other	5,875	9,319
Total other liabilities	$39,656	$40,254

15.	SHAREHOLDERS’ EQUITY

Share Repurchases

In July 2016, the Company’s board of directors approved a $75.0 million share repurchase program, which expired in December 2017. In November 2017, the Company’s board of directors approved a $50.0 million share repurchase program expiring in December 2018. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions.

During the year ended December 31, 2017, the Company repurchased 4,274,569 shares at an average price of $13.35 per share, or $57.1 million, before commissions and fees. As of December 31, 2017, there were 27,983,352 shares outstanding.

During the year ended December 31, 2016, the Company repurchased 3,414,960 shares at an average price of $11.73 per share, or $40.1 million, before commissions and fees.

During the year ended December 31, 2015, the Company repurchased a total of 5,797,673 shares at an average price of $13.89 per share, or $80.5 million, before commissions and fees.

Dividends

In November 2015, the Company announced that its board of directors approved the elimination of dividend payments on its shares. No dividends were declared or paid during the years ended December 31, 2017 or 2016. During the year ended December 31, 2015, the Company declared and paid dividends of $1.00 per share or $42.4 million.

Share Issuances

During the year ended December 31, 2017, the Company issued 1,481 shares in connection with SARs that were exercised.

During the year ended December 31, 2016 or 2015, the Company issued no shares.

16.	SHARE-BASED COMPENSATION

Description of Plan

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. The Company has issued all shares available under the 2010 Plan.

SARs entitle the holder to receive any increase in value between the grant date price of Fly’s ADSs and their value on the exercise date. RSUs entitle the holder to receive a number of Fly’s ADSs equal to the number of RSUs awarded upon vesting. All awards are fully vested. The granted SARs and RSUs vested in three equal installments and expire on the tenth anniversary of the grant date. The Company satisfies SAR and RSU exercises with newly issued ADSs.

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

Grant Activity

Since June 30, 2015, all SARs and RSUs granted under the 2010 Plan have vested.

At December 31, 2016 and 2015, there were 821,117 SARs outstanding and exercisable at a weighted average exercise price of $12.74. During the year ended December 31, 2017, 24,137 SARs were exercised at a weighted average price of $12.73. At December 31, 2017, there were 796,980 SARs outstanding and exercisable at a weighted average exercise price of $12.74. At December 31, 2017, the weighted average remaining contractual life of the SARs was 3.1 years.

During the year ended December 31, 2015, 36,075 RSUs vested at a weighted average price of $12.28. At December 31, 2015, there were no RSUs outstanding or unvested.

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $0.2 million for the year ended December 31, 2015.

17.	EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method (dollars in thousands, except per share data):

	Years ended
	2017	2016	2015
Numerator
Net income (loss)	$2,598	$(29,112)	$22,798
Less:
Dividends declared and paid to shareholders	—	—	(41,388)
Dividend equivalents paid to vested RSUs and SARs	—	—	(1,054)
Net income (loss) attributable to common shareholders	$2,598	$(29,112)	$(19,644)
Denominator
Weighted average shares outstanding-Basic	30,307,357	33,239,001	41,222,690
Dilutive common equivalent shares:
RSUs	—	—	7,950
SARs	46,068	—	84,509
Weighted average shares outstanding-Diluted	30,353,425	33,239,001	41,315,149
Earnings (loss) per share:
Basic
Distributed earnings	$—	$—	$1.00
Undistributed income (excess distribution)	$0.09	$(0.88)	$(0.48)
Basic earnings (loss) per share	$0.09	$(0.88)	$0.52
Diluted
Distributed earnings	$—	$—	$1.00
Undistributed income (excess distribution)	$0.09	$(0.88)	$(0.48)
Diluted earnings (loss) per share	$0.09	$(0.88)	$0.52

Basic earnings (loss) per share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.

SARs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 16). Net income (loss) available to common shareholders is determined by reducing the Company’s net income (loss) for the period by dividend equivalents paid on vested SARs during the period.

18.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

In 2016, the Company entered into agreements with third-party lessors to guarantee the residual value of three aircraft subject to twelve-year leases (“RVGs”). The Company received residual value guarantee fees totaling $6.6 million, which are being amortized over a twelve-year period. The third-party lessors may exercise their rights under the RVGs by issuing a notice to the Company eleven months before each lease expiry date requiring the Company to purchase the aircraft on such date. The RVGs will terminate if not exercised accordingly. During the year ended December 31, 2017, the Company recognized $0.6 million of income.

As of December 31, 2017, the Company had a commitment to purchase one aircraft, which was delivered in January 2018.

19.	RELATED PARTY TRANSACTIONS

With respect to aircraft financed by the Securitization Notes, through December 31, 2016, BBAM was entitled to receive (i) a base fee of $150,000 per month, subject to certain adjustments, (ii) a rent fee equal to 1.0% of the aggregate amount of rents due and 1.0% of the aggregate amount of rents actually collected and (iii) a sales fee of 1.5% of the aggregate gross proceeds in respect of any aircraft sold. BBAM also was entitled, until December 31, 2016, to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to an annual CPI adjustment.

Effective January 1, 2017, the servicing agreement between B&B Air Funding and BBAM relating to aircraft financed by the Securitization Notes was amended, thereby (i) amending the rent fee to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month, and (ii) eliminating the base fee of $150,000 per month. In connection with this amendment, effective January 1, 2017, the administrative agency fee also was reduced, through a rebate, to $20,000 per month, subject to an annual CPI adjustment.

With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per aircraft per month. Under the Term Loan, the Magellan Acquisition Limited Facility and the Fly Acquisition III Facility, BBAM is also entitled to an administrative fee of $10,000 per month. In addition, BBAM is entitled to receive an acquisition fee of 1.5% of the purchase price of any aircraft purchased and a disposition fee of 1.5% of the gross proceeds of any aircraft sold.

For the years ended December 31, 2017, 2016 and 2015, BBAM received servicing and administrative fees totaling $13.1 million, $14.6 million and $17.3 million, respectively.

During the years ended December 31, 2017, 2016 and 2015, the Company incurred $6.8 million, $8.4 million and $9.2 million of origination fees, respectively, payable to BBAM.

The Company pays an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company. In connection with an amendment to the management agreement effective as of July 1, 2015, the annual management fee was reduced from $10.7 million to $5.7 million. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee also is subject to an annual CPI adjustment applicable to the prior calendar year. For the years ended December 31, 2017 and 2016, the Company incurred Management Expenses of $6.3 million. For the year ended December 31, 2015, the Company incurred Management Expenses of $8.2 million.

In connection with the July 2015 amendment, the Company and the Manager also agreed to reduce the disposition fee in respect of the ECAF-I Transaction to an aggregate amount equal to 1.2% of the aggregate gross proceeds for such aircraft. During the years ended December 31, 2017, 2016 and 2015, the Company incurred disposition fees of $0.3 million, $7.5 million and $15.6 million, respectively.

The Company further amended the management agreement, effective as of January 1, 2017, to reflect the amendments made to the servicing and administrative fees payable in respect of the aircraft financed by the Securitization Notes.

The management agreement is scheduled to terminate on July 1, 2025 and shall be automatically extended for one additional term of five years unless terminated by either party with 12 months’ notice or otherwise terminated earlier in accordance with the terms therein.

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

The Company’s minimum long-term contractual obligations with BBAM LP as of December 31, 2017, excluding rent fees, consisted of the following (dollars in thousands):

	2018	2019	2020	2021	2022	Thereafter	Total
Fixed base fee payments (1)	$245	$245	$245	$245	$245	$1,470	$2,695
Fixed administrative agency fee payments due by B&B Air Funding (1)	108	69	31	12	12	13	245
Fixed administrative services fee due under the Term Loan (2)	472	452	373	288	200	134	1,919
Fixed administrative services fee due under the Magellan Acquisition Limited Facility (2)	204	204	204	202	192	758	1,764
Fixed administrative services fee due under Fly Acquisition III (2)	168	153	144	144	31	7	647
Fixed administrative agency fee payments due by other subsidiaries (2)	401	362	325	271	262	622	2,243
Fixed payments for Management Expenses (1) (3)	7,307	7,307	7,307	7,307	7,307	54,799	91,334
Total	$8,905	$8,792	$8,629	$8,469	$8,249	$57,803	$100,847

(1)	Assumes Consumer Price Index (“CPI”) rates in effect as of December 31, 2017 remain constant in future periods.
(2)	Assumes number of aircraft at December 31, 2017 remains constant in future periods.
(3)
Assumes an automatic extension for one additional term of five years to July 1, 2030. Also assumes net book value of aircraft at December 31, 2017 and Consumer Price Index rates in effect as of December 31, 2017 remain constant in future periods.

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

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating lease, net. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value and the Company determines that the decline is other-than-temporary (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment and use Level 3 inputs which include assumptions as to future cash flows associated with the use of an aircraft and eventual disposition of such aircraft. The Company will record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. For the years ended December 31, 2017, 2016 and 2015, the Company wrote down aircraft to their net realizable value and recognized charges of $22.0 million, $96.1 million and $66.1 million, respectively (See Note 6).

The carrying amounts and fair values of the Company’s debt instruments are as follows (dollars in thousands):

	As of December 31, 2017		As of December 31, 2016
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
Securitization Notes	$101,551	$95,839	$139,741	$134,850
Nord LB Facility	153,176	153,176	171,509	171,509
CBA Facility	49,080	49,080	56,146	56,146
Term Loan	431,271	431,271	404,016	406,804
Magellan Acquisition Limited Facility	331,768	331,768	—	—
Fly Acquisition III Facility	86,520	86,520	113,045	113,045
Other Aircraft Secured Borrowings	905,525	905,525	980,967	980,967
2020 Notes	—	—	375,000	394,219
2021 Notes	325,000	339,235	325,000	340,438
2024 Notes	300,000	301,500	—	—

As of December 31, 2017 and 2016, the categorized derivative assets and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows (dollars in thousands):

	Level 1	Level 2	Level 3	Total
December 31, 2017:
Derivative assets	—	$2,643	—	$2,643
Derivative liabilities	—	7,344	—	7,344
December 31, 2016:
Derivative assets	—	$1,905	—	$1,905
Derivative liabilities	—	13,281	—	13,281

21.	UNAUDITED QUARTERLY CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited quarterly financial information for each of the quarters in the years ended December 31, 2017 and 2016 is presented below (dollars in thousands, except per share data):

	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Total revenues	$79,266	$79,832	$86,219	$107,934
Net income (loss)	$5,052	$2,880	$(12,504)	$7,170
Earnings (loss) per share — Basic	$0.16	$0.09	$(0.43)	$0.25
Earnings (loss) per share — Diluted	$0.16	$0.09	$(0.43)	$0.25

	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Total revenues	$81,208	$77,934	$85,297	$100,600
Net income (loss)	$7,100	$4,677	$22,942	$(63,831)
Earnings (loss) per share — Basic	$0.21	$0.14	$0.70	$(1.98)
Earnings (loss) per share — Diluted	$0.21	$0.14	$0.70	$(1.98)

22.	SUBSEQUENT EVENTS

Aircraft Acquisition

Subsequent to December 31, 2017, the Company purchased one narrow-body aircraft.

AirAsia Transactions

Subsequent to December 31, 2017, the Company entered into definitive agreements with AirAsia Berhad (“AirAsia”) and its subsidiary, Asia Aviation Capital Limited (“AACL”), pursuant to which the Company will acquire 55 Airbus narrowbody aircraft and seven engines on operating leases, between 2018 and 2021.  The Company also will acquire the option to purchase an additional 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering as early as 2019 (collectively, the “AirAsia Transactions”). The AirAsia Transactions remain subject to approval by AirAsia shareholders, receipt of regulatory approvals and satisfaction of other closing conditions set forth in the sale and purchase agreement, and the termination rights of the parties thereunder.

In addition, subsequent to December 31, 2017, the Company entered into a commitment letter with BNP Paribas, Citi, Commonwealth Bank of Australia and Deutsche Bank (the “Underwriters”) pursuant to which the Underwriters have agreed to provide $582.2 million in senior, secured debt financing for the AirAsia Transactions (the “Acquisition Credit Facility”).  The Underwriters have agreed to provide $145.5 million under a two-year loan facility, and $436.7 million under a five-year loan facility, subject to the terms and conditions of the commitment letter to finance the acquisition of 30 aircraft in 2018.  Four aircraft are expected to be financed under the Company’s existing warehouse facility.

Schedule I — Condensed financial information of parent

Fly Leasing Limited
Condensed Balance Sheets

AS OF DECEMBER 31, 2017 AND 2016
(Dollars in thousands)

	December 31,
	2017	2016
Assets
Cash and cash equivalents	$157,014	$229,777
Notes receivable from subsidiaries	375,477	441,451
Investments in subsidiaries	985,476	912,163
Investment in unconsolidated subsidiary	8,196	7,700
Other assets, net	1,655	534
Total assets	$1,527,818	$1,591,625
Liabilities
Payable to related parties	$223	$906
Payable to subsidiaries	349,585	280,034
Unsecured borrowings, net	615,922	691,390
Deferred tax liability, net	3,739	1,946
Accrued and other liabilities	14,640	24,114
Total liabilities	984,109	998,390
Shareholders’ equity	543,709	593,235
Total liabilities and shareholders’ equity	$1,527,818	$1,591,625

The accompanying note is an integral part of these consolidated financial statements.

Fly Leasing Limited
Condensed Statements of Income (Loss)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Dollars in thousands, except per share data)

	Years ended
	2017	2016	2015
Revenues
Equity earnings (loss) from subsidiaries	$35,208	$(24,385)	$17,065
Equity earnings from unconsolidated subsidiary	496	530	1,159
Intercompany management fee income	12,124	8,866	15,053
Intercompany interest income	34,068	44,394	48,077
Interest and other income	809	410	224
Total revenues	82,705	29,815	81,578
Expense
Interest expense	45,970	48,013	48,013
Selling, general and administrative	12,630	11,803	12,987
Loss on modification and extinguishment of debt	19,655	—	—
Total expenses	78,255	59,816	61,000
Net income (loss) before provision (benefit) for income taxes	4,450	(30,001)	20,578
Provision (benefit) for income taxes	1,852	(889)	(2,220)
Net income (loss)	$2,598	$(29,112)	$22,798
Weighted average number of shares:
Basic	30,307,357	33,239,001	41,222,690
Diluted	30,353,425	33,239,001	41,315,149
Earnings (loss) per share:
Basic	$0.09	$(0.88)	$0.52
Diluted	$0.09	$(0.88)	$0.52

The accompanying note is an integral part of these consolidated financial statements.

Schedule I — Condensed financial information of parent

Fly Leasing Limited
Condensed Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Dollars in thousands)

	Years ended
	2017	2016	2015
Cash Flows from Operating Activities
Net income (loss)	$2,598	$(29,112)	$22,798
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Equity earnings (loss) from subsidiaries	(35,208)	24,385	(17,065)
Equity earnings from unconsolidated subsidiary	(496)	(530)	(1,159)
Deferred income taxes	1,852	(12,139)	(2,276)
Share-based compensation	—	—	195
Amortization of debt discount and other	1,931	1,982	1,982
Loss on modification and extinguishment of debt	19,655	—	—
Changes in operating assets and liabilities:
Payable to subsidiaries	6,144	(162,229)	132,843
Other assets	(1,121)	476	1,060
Payable to related parties	(683)	856	(867)
Accrued and other liabilities	(9,478)	12,622	483
Net cash flows provided by (used in) operating activities	(14,806)	(163,689)	137,994
Cash Flows from Investing Activities
Distributions received from subsidiaries	—	—	53,500
Capital contributions to unconsolidated subsidiary	—	—	(2,009)
Notes receivable from subsidiaries	(48,335)	(40,172)	(650,083)
Notes payable to subsidiaries	144,718	334,556	505,273
Net cash flows provided by (used in) investing activities	96,383	294,384	(93,319)
Cash Flows from Financing Activities
Proceeds from issuance of unsecured borrowings	295,150	—	—
Repayment of unsecured borrowings	(375,000)	—	—
Debt modification and extinguishment costs	(16,287)	—	—
Debt issuance costs	(917)	—	—
Shares repurchased	(57,286)	(40,257)	(81,432)
Dividends paid	—	—	(41,388)
Dividend equivalents	—	—	(1,054)
Net cash flows used in financing activities	(154,340)	(40,257)	(123,874)
Net increase (decrease) in cash and cash equivalents	(72,763)	90,438	(79,199)
Cash and cash equivalents at beginning of period	229,777	139,339	218,538
Cash and cash equivalents at end of period	$157,014	$229,777	$139,339
Supplemental Disclosure:
Cash paid during the year for:
Interest	$41,883	$46,032	$46,723
Taxes	—	—	—

Noncash Activities:
Noncash investing activities:
Capital contribution to subsidiaries	109,391	207,340	17,246
Distributions from subsidiaries	76,451	55,039	711

The accompanying note is an integral part of these consolidated financial statements.

ITEM 19.	EXHIBITS

We have filed the following documents as exhibits to this Annual Report.

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association (1)

1.2	Amended and Restated Bye-Laws of Fly Leasing Ltd. (2)

2.1	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited. (1)

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

4.8	Fly Leasing Limited Omnibus Incentive Plan. (3)

4.9	Form of Stock Appreciation Right Award Agreement. (3)

4.10	Form of Restricted Stock Unit Award Agreement. (3)

4.11	Loan Agreement dated as of November 14, 2007, among Global Aviation Holdings Fund Limited, GAHF (Ireland) Limited, Caledonian Aviation Holdings Limited and Norddeutsche Landesbank Girozentrale. (4)

4.12	Form of Loan Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. (4)

4.13	Form of Servicing Agreement among BBAM US LP, BBAM Aviation Services Limited and each company thereof. (17)

4.14	Securities Purchase Agreement dated November 30, 2012, by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein. (8)

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

4.29
Amendment No. 3 to Servicing Agreement, dated as of February 1, 2017, by and among BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation. (17)

4.30	Third Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of February 1, 2017, between Fly Leasing Limited and Fly Leasing Management Co. Limited. (17)

4.31	Fee Rebate Side Letter, dated as of February 1, 2017, by and among Babcock & Brown Air Funding I Limited, Fly Leasing Management Co. Limited, and AMBAC Assurance Corporation. (17)

4.32	Guaranty [Fly 2016A Warehouse] dated February 26, 2016 by Fly Leasing Limited. (17)

4.33	Third Supplemental Indenture dated as of October 16, 2017, between Fly Leasing Limited and Wells Fargo Bank, National Association. (19)

Exhibit Number	Description of Exhibit

4.34	Servicing Agreement dated as of December 8, 2017, among BBAM US LP, BBAM Aviation Services Limited and Magellan Acquisition Limited.

4.35	Guaranty [Fly 2017A Term Loan] dated December 8, 2017 by Fly Leasing Limited.

8.1	List of the Company’s subsidiaries.

10.1
Aircraft Mortgage and Security Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, The Initial Intermediate Lessees, The Initial Lessor Subsidiaries, The Additional Grantors Referred to Therein and Wells Fargo Bank Northwest, National Association. (5)

10.2
Amended and Restated Senior Secured Credit Agreement dated July 3, 2013 among Fly Acquisition II Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, and Deutsche Bank Trust Company Americas, as Security Trustee and as Administrative Agent. (9)

10.3
Amended and Restated Term Loan Credit Agreement dated as of November 21, 2013 among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, each other Guarantor Party referred to therein, the Lenders identified therein, Citibank, N.A., and Well Fargo Bank Northwest, National Association. (11)

10.4
Amendment to Credit Agreement, dated as of April 22, 2015, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (13)

10.5
Facility Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (14)

10.6
Note Purchase Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Purchasers party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (14)

10.7
Credit Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Banks party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (14)

10.8
Second Amendment to Credit Agreement, dated as of October 19, 2016, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (15)

10.9
Third Amendment to Credit Agreement, dated as of April 28, 2017, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (18)

10.10
Fourth Amendment to Credit Agreement, dated as of November 1, 2017, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (20)

Exhibit Number	Description of Exhibit
10.11
Facility Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee.

10.12
Note Purchase Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Purchasers party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee.

10.13
Credit Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Banks party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee.

10.14	Security Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Grantors thereto, and Wells Fargo Bank, National Association, as Security Trustee

10.15	Security Agreement [Fly 2016A Warehouse] dated February 26, 2016 among Fly Acquisition III Limited, the Grantors party thereto, and Well Fargo Bank, National Association as Security Trustee.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Deloitte & Touche LLP.

101
The following materials from the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2017 and 2016, (ii) Consolidated Statements of Income for the years ended December 31, 2017, 2016 and 2015, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015, (iv) Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2015, 2016 and 2017, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015, and (vi) Notes to Consolidated Financial Statements for the year ended December 31, 2017.

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

(7)	Previously filed as an exhibit on Form 6-K dated December 11, 2013.

(8)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2012.

(9)	Previously filed as an exhibit on Form 6-K dated August 6, 2013.

(10)	Previously filed as an exhibit on Form 6-K dated October 3, 2014.

(11)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2013.

(12)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2014.

(13)	Previously filed as an exhibit on Form 6-K dated August 5, 2015.

(14)	Previously filed as an exhibit on Form 6-K dated May 19, 2016.

(15)	Previously filed as an exhibit on Form 6-K dated October 20, 2016.

(16)	Previously filed as an exhibit on Form 6-K dated November 17, 2016.

(17)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2016.

(18)	Previously filed as an exhibit on Form 6-K dated May 1, 2017.

(19)	Previously filed as an exhibit on Form 6-K dated October 16, 2017.

(20)	Previously filed as an exhibit on Form 6-K dated November 1, 2017.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fly Leasing Limited

	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

Dated: March 13, 2018