Form 20-F
period 2018-12-31
Fly Leasing Ltd
filed 2019-03-12
CIK 1407298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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

32,650,019 Common Shares, par value of $0.001 per share.
100 Manager Shares, par value of $0.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark, if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Annual Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive financial and operating covenants, interest rates, dividends, and acquisitions and dispositions of aircraft and other aviation assets. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Key Information — Risk Factors” and elsewhere in this Annual Report.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Annual Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (4) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (5) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP collectively; and (6) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager.

Unless indicated otherwise, all percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of December 31, 2018.

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

As of December 31, 2018, we had 113 aircraft and seven engines in our portfolio. Of the 113 aircraft, 100 were held for operating lease, one was classified as an investment in finance lease and 12 were classified as held for sale.

Selected Financial Data

The following selected financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes related thereto included in Item 18 “Financial Statements” in this Annual Report. The selected financial data presented below are our operating results for the years ended December 31, 2018, 2017, 2016, 2015 and 2014.

	(Dollars in thousands, except per share data) Years ended
	2018	2017	2016	2015	2014
Statement of income data:
Operating lease revenue	$399,514	$346,894	$313,582	$429,691	$406,563
Gain on sale of aircraft	13,398	3,926	27,195	28,959	14,761
Total revenues	418,299	353,251	345,039	462,397	425,548
Total expenses	322,650	339,321	381,428	434,200	356,673
Net income (loss)	85,723	2,598	(29,112)	22,798	60,184
Earnings (loss) per share:
Basic	$2.88	$0.09	$(0.88)	$0.52	$1.42
Diluted	$2.88	$0.09	$(0.88)	$0.52	$1.42
Dividends declared and paid per share	$—	$—	$—	$1.00	$1.00

	(Dollars in thousands, except share data) As of December 31,
	2018	2017	2016	2015	2014
Balance sheet data:
Total assets	$4,226,472	$3,595,615	$3,447,009	$3,424,480	$4,218,408
Total liabilities	3,524,362	3,051,906	2,853,774	2,767,516	3,462,154
Total shareholders’ equity	702,110	543,709	593,235	656,964	756,254
Number of shares outstanding	32,650,019	27,983,352	32,256,440	35,671,400	41,432,998

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

Risks Related to Our Business

Factors that increase the risk of decline in aircraft and aircraft equipment values and achievable lease rates could have an adverse effect on our financial results and growth prospects and on our ability to meet our debt obligations.

Aircraft and aircraft equipment values and achievable lease rates have from time to time experienced sharp decreases due to a number of factors including, but not limited to, decreases in passenger and air cargo demand, increases in fuel costs, government regulation and increases in interest rates. Operating leases place the risk of realization of residual values on aircraft lessors because only a portion of the equipment’s value is covered by contractual cash flows at lease inception. In addition to factors linked to the aviation industry generally, factors that may affect the value and achievable lease rates of our aircraft and engines include:

·	the particular maintenance, damage and operating history of the airframes and engines;

·	the number of operators using a type of aircraft or engine;

·	whether an aircraft or engine is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

·	the age of our aircraft and engines;

·	airworthiness directives and service bulletins;

·	aircraft noise and emission standards;

·	any tax, customs, regulatory and other legal requirements that must be satisfied when an aircraft or engine is purchased, sold or re-leased;

·	compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type;

·	the availability of spare parts; and

·	decreases in the creditworthiness of our lessees.

Any decrease in the values of and achievable lease rates for commercial aircraft or engines that may result from the above factors or other unanticipated factors may have a material adverse effect on our financial results and growth prospects and our ability to meet our debt obligations.

Our business model depends on the continual leasing and re-leasing of our aircraft and engines, and we may not be able to do so on favorable terms, which would negatively affect our financial condition, cash flows and financial results.

Our business model depends on the continual leasing and re-leasing of our aircraft and engines to generate sufficient cash flows to finance our growth and operations, make payments on our debt, and meet our other corporate and contractual obligations. Our ability to lease and re-lease our aircraft and engines will depend on general market and competitive conditions at the time the leases are entered into and expire. Our ability to lease and re-lease aircraft and engines on favorable terms, without significant off-lease time and costs, could be negatively affected by a number of factors, including general business, economic and financial conditions, market conditions in the airline industry, airline bankruptcies, restructurings and mergers, the effects of terrorism and other global conflicts, and other factors, including those described in these “Risk Factors” and elsewhere in this Annual Report, and unanticipated risks, many of which are outside of our control. If we are unable to lease and re-lease our aircraft on favorable terms, our financial condition, cash flows and financial results may be negatively impacted.

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

The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are not under our control, including:

·	passenger air travel and air cargo demand;

·	geopolitical and other events, including war, acts of terrorism, civil unrest, outbreaks of epidemic diseases and natural disasters;

·	airline operating costs, including fuel costs, and general economic conditions affecting our lessees’ operations;

·
governmental regulation, including new airworthiness directives, statutory limits on age of aircraft, and restrictions in certain jurisdictions on the age of aircraft for import, climate change initiatives and environmental regulation, and other factors leading to obsolescence of aircraft models;

·	tariffs and other restrictions on trade;

·	interest and foreign exchange rates;

·	airline restructurings and bankruptcies;

·	increased supply due to the sale of aircraft portfolios;

·	availability and cost of credit;

·	changes in control of, or restructurings of, other aircraft leasing companies;

·	manufacturer production levels and technological innovation;

·	new-entrant manufacturers producing additional aircraft models, or existing manufacturers producing new aircraft models, in competition with existing aircraft models;

·	retirement and obsolescence of aircraft models;

·	manufacturers merging or exiting the industry or ceasing to produce aircraft or engine types;

·	accuracy of estimates relating to future supply and demand made by manufacturers and lessees;

·	reintroduction into service of aircraft or engines previously in storage; and

·	airport and air traffic control infrastructure constraints.

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

We will need additional capital to finance our growth, fund potential aircraft and aircraft equipment purchase commitments, and refinance our existing debt, and we may not be able to obtain it on acceptable terms, or at all, which may adversely affect our financial condition, cash flows and financial results, and inhibit our ability to grow and compete in the commercial aircraft leasing market.

We will need additional capital to finance our growth, fund potential aircraft and aircraft equipment purchase commitments and refinance our existing debt. Our ability to acquire additional aircraft and aircraft equipment and to refinance our existing debt depends to a significant degree on our ability to access debt and equity capital markets. Our access to capital markets will depend on a number of factors including our historical and expected performance, compliance with the terms of our debt agreements, general market conditions, interest rate fluctuations and the relative attractiveness of alternative investments. In addition, volatility or disruption in the capital markets or a downgrade in our credit ratings could cause lenders to be reluctant or unable to provide us with financing on terms acceptable to us, or to increase the costs of such financing.

In particular, we will need additional capital to finance our forward purchase and leaseback commitments to the AirAsia Group, and our acquisition of any option aircraft for the AirAsia Group. On February 28, 2018, we agreed to acquire 21 Airbus A320neo family aircraft to be leased to the AirAsia Group as the aircraft deliver between 2019 and 2021 (“Portfolio B”) and acquired options to purchase 20 Airbus A320neo family aircraft, not subject to lease, as the aircraft deliver between 2019 and 2025 (“Portfolio C”), in addition to the portfolio of 33 Airbus A320-200 aircraft and seven engines on operating leases to the AirAsia Group (“Portfolio A”) acquired in 2018. We will need additional capital to finance our acquisition of aircraft in Portfolio B, and any options that we elect to exercise with respect to the aircraft in Portfolio C. We are selling some of the aircraft in Portfolio A to provide part of the funding for our acquisition of aircraft in Portfolios B and C, and will need to raise additional debt financing for the acquisition of these aircraft. If we are unable to sell a number of Portfolio A aircraft, or to maintain our financing sources or find new sources of financing, we may not be able to close on the purchase of some or all of the aircraft in Portfolios B and C. If our aircraft acquisition commitments under Portfolio B are not closed for these or other reasons, we may fail to realize the full benefits of the AirAsia Transactions. In addition, we will be subject to several risks, including the following: having to pay certain significant costs including potential monetary damages, and legal, accounting and other related expenses; failure to realize the benefits of completing these transactions; and potential damage to our reputation and our relationship with the AirAsia Group. If we are unable to finance the exercise of our options to purchase additional aircraft under Portfolio C, we may fail to realize the full benefits of the AirAsia Transactions. These risks could negatively affect our financial condition, cash flows and results of operations.

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

We continuously re-evaluate our risk related to the RVGs based on a number of factors, including the estimated future base value of the aircraft based on third-party appraisals and information on similar aircraft remarketing in the secondary market. Assuming that we were required to pay the full aggregate amount of our outstanding RVGs and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure as of December 31, 2018 would have been $82.5 million.

The RVGs contain covenants requiring us to post cash collateral as security for our obligations upon the occurrence of certain corporate events, including a change in control, a downgrade in our corporate family rating beyond a specified threshold, or a sale of all or substantially all of our assets. Assuming that we were required to post the full aggregate amount of the cash collateral at December 31, 2018, it would have been $23.0 million.

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

Our future growth and profitability will depend on our ability to acquire aircraft and aircraft equipment and make other strategic investments.

Growth through future acquisitions of additional commercial aircraft and aircraft equipment requires the availability of capital. The availability and pricing of capital in the commercial bank market and in the unsecured bond market remain susceptible to global events, including, for example, political changes in the United States and abroad, rising interest rates, fluctuating currency rates, the rate of international economic growth and implications from changes in oil prices. If we need, but cannot obtain, adequate capital on satisfactory terms, or at all, as a result of negative conditions in the capital markets or otherwise, our business, financial condition or results of operations could be materially adversely affected. Additionally, such inability to obtain capital on satisfactory terms, or at all, could prevent us from pursuing attractive future growth opportunities.

Even if capital were available, the market for commercial aircraft is cyclical, sensitive to economic instability and extremely competitive, and we may encounter difficulties in acquiring aircraft on favorable terms, or at all. A significant increase in our cost to acquire aircraft or aircraft equipment may make it more difficult for us to make accretive acquisitions. Any acquisition of aircraft or aircraft equipment may not be profitable to us. In addition, acquisition of additional aircraft, aircraft equipment and other investments that we may make, may expose us to risks that may harm our business, financial condition, cash flows and financial results, including risks that we may:

·	impair our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions and investments;

·	significantly increase our interest expense and financial leverage to the extent we incur additional debt to finance acquisitions and investments;

·	incur or assume unanticipated liabilities, losses or costs associated with the aircraft that we acquire, or investments we may make; or

·	incur other significant charges, including asset impairment or restructuring charges.

We operate in a highly competitive market for investment opportunities in aircraft.

The leasing and remarketing of commercial jet aircraft is highly competitive. We compete with other aircraft leasing companies, including AerCap Holdings N.V., Air Lease Corp., Aircastle Limited, Aviation Capital Group, Bank of China Aviation, Boeing Capital Corporation, Bohai Leasing (which acquired Avolon Holdings Limited, and CIT Aerospace), Castlelake, Dubai Aerospace Enterprise (which, in 2017, acquired AWAS), GE Commercial Aviation Services Limited (GECAS), ICBC Leasing, Jackson Square Aviation, Macquarie Bank Limited, ORIX and SMBC Aviation Capital, Voyager Aviation Holdings, among others. We also may encounter competition from other entities that selectively compete with us, including:

·	airlines;

·	aircraft manufacturers;

·	financial institutions (including those seeking to dispose of repossessed aircraft at distressed prices);

·	aircraft brokers;

·	special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft; and

·	public and private partnerships, investors and funds, including private equity and hedge funds.

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

We operate as a supplier to airlines and are indirectly impacted by the risks facing airlines today. Our success depends upon the financial strength of our lessees, our ability to assess the credit risk of our lessees and the ability of lessees to perform their contractual obligations to us. The ability of each lessee to perform its obligations under its lease will depend primarily on the lessee’s financial condition and cash flow, which may be affected by factors beyond our control, including:

·	competition;

·	fare levels;

·	air cargo rates;

·	passenger air travel and air cargo demand;

·	geopolitical and other events, including war, acts of terrorism, civil unrest, outbreaks of epidemic diseases and natural disasters;

·	increases in operating costs, including the availability and cost of jet fuel and labor costs;

·	labor difficulties;

·	economic and financial conditions and currency fluctuations in the countries and regions in which the lessee operates; and

·	governmental regulation of, or affecting, the air transportation business, including noise and emissions regulations, climate change initiatives and age limitations.

We expect that some lessees may encounter financial difficulties or suffer liquidity problems and, as a result, will struggle to make lease payments under our operating leases. For example, in 2017, we repossessed two aircraft previously leased to Air Berlin, after Air Berlin commenced insolvency proceedings in Germany and the United States. We are aware of other global airlines that are experiencing financial difficulties, and we expect that lessees experiencing financial difficulties may seek a reduction in their lease rates or other concessions in lease terms. We could experience increased delinquencies, particularly in any future downturns in the airline industry, which could worsen the financial condition and liquidity problems of these lessees. In addition, many airlines are exposed to currency risk due to the fact that they earn revenues in their local currencies and certain of their liabilities and expenses are denominated in U.S. dollars, including lease payments to us. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flows and may adversely affect our ability to make payments on our indebtedness.

We are typically not in possession of any aircraft while the aircraft are on lease to the lessees. Consequently, our ability to determine the condition of the aircraft or whether the lessees are properly maintaining the aircraft is limited to periodic inspections that we perform or that are performed on our behalf by third-party inspectors. A lessee’s failure to meet its maintenance obligations under a lease could:

·	result in a grounding of the aircraft;

·	cause us to incur costs in restoring the aircraft to an acceptable maintenance condition to re-lease the aircraft;

·	adversely affect lease terms in the re-lease of the aircraft; and

·	adversely affect the value of the aircraft.

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

Failure by a lessee to maintain an aircraft would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft to an acceptable condition prior to re-leasing or sale. Even if we are entitled to receive maintenance payments, these payments may not cover the entire cost of actual maintenance required. If we are unable to re-lease an aircraft when it comes off-lease because we need to make repairs or conduct maintenance, we may realize a substantial loss of cash flow without any corresponding decrease in our debt service obligations with respect to that aircraft. Any failure by our lessees to maintain our aircraft may have a material and adverse affect on our financial condition, cash flows and financial results.

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

As manufacturers introduce technological innovations and new types of aircraft and engines, certain aircraft in our existing aircraft portfolio may become less desirable to potential lessees or purchasers. Such technological innovations may increase the rate of obsolescence of existing aircraft faster than currently anticipated by our management or accounted for in our accounting policy. For example, the Boeing 787 and the Airbus A350, provide improved fuel consumption and operating economics as compared to earlier aircraft types. In addition, Airbus has launched the A320neo family, and Boeing has launched the 737 MAX family of aircraft. These “next generation” narrow-body aircraft are expected to improve fuel consumption and to reduce noise, emissions and maintenance costs as compared to current models. In addition, Embraer, Bombardier Inc., Commercial Aircraft Corporation of China Ltd and PJSC United Aircraft Corporation in Russia could develop aircraft models that will compete with existing Airbus and Boeing aircraft. It is not certain how these new aircraft offerings will impact the demand and liquidity of existing equipment. In addition, the imposition of more stringent noise or emissions standards and the development of more fuel efficient engines could make aircraft in our portfolio less attractive for potential lessees and less valuable in the marketplace. Any of these risks could adversely affect our ability to lease or sell our aircraft on favorable terms or at all or our ability to charge rental amounts that we would otherwise seek to charge, all of which could have an adverse effect on our financial results and growth prospects.

The older age, or older technology, of some of our aircraft may expose us to higher than anticipated maintenance related expenses.

As of December 31, 2018, the weighted average age of our portfolio (excluding aircraft held for sale) was 7.0 years. In general, the costs of operating an aircraft, including maintenance expenditures, increase with the age of the aircraft. In addition, older aircraft typically are less fuel-efficient than newer aircraft and may be more difficult to re-lease or sell, particularly if, due to increasing production rates by aircraft manufacturers or airline insolvencies or other distress, older aircraft are competing with newer aircraft in the lease or sale market. Expenses like fuel, aging aircraft inspections, maintenance or modification programs and related airworthiness directives could make the operation of older aircraft less economically feasible and may result in increased lessee defaults. We may also incur some of these increased maintenance expenses and regulatory costs upon acquisition or re-leasing of our aircraft. Re-leasing larger wide-body aircraft may result in higher reinvestment and maintenance expenditures than re-leasing narrow-body aircraft.

The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these particular types of aircraft occur.

As of December 31, 2018, our aircraft portfolio (excluding aircraft held for sale) contained a mix of aircraft types, including Airbus A319 aircraft, A320 aircraft, A321 aircraft, A330 aircraft, and A340 aircraft, and Boeing 737 aircraft, Boeing 757 aircraft, Boeing 777 aircraft and Boeing 787 aircraft. 71% of these aircraft are single-aisle, narrow-body aircraft, and 29% of these aircraft are wide-body aircraft, as measured by net book value. Our business and financial results could be negatively affected if the market demand for any of these aircraft types (or other types that we acquire in the future) declines, if any of them is redesigned or replaced by its manufacturer. Out-of-production aircraft, such as the Boeing 757 and Airbus A340, current models of the A320 family, known as the CEO, and Boeing 737, known as Next Generation, may have shorter useful lives or lower residual values due to obsolescence. In addition, if any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value, and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may harm our business and financial results to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio.

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

No impairment charge was recognized in the year ended December 31, 2018. In the years ended December 31, 2017 and 2016, we recognized impairment charges of $22.0 million and $96.1 million, respectively. The impairment charges in 2017 and 2016 related primarily to wide-body aircraft. In the future, if expected cash flows related to any of our aircraft are adversely affected by factors including credit deterioration of a lessee, declines in rental rates, shortened economic life, residual value risk and other market conditions, then we may be required to recognize additional impairment charges that would reduce our total assets and shareholders’ equity. For example, as aircraft approach the end of their economic useful lives, their carrying values may be more susceptible to non-recoverable declines in value because such assets will have a shorter opportunity in which to benefit from a market recovery.

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

Our financial performance will depend in part in our ability to sell aircraft profitably. As previously disclosed, we intend to sell a number of the aircraft that we acquired in the AirAsia Transactions to reduce our leverage, manage our lessee and geographic concentrations, and provide part of the funding for our purchase and leaseback to the AirAsia Group of 21 new Airbus A320neo family aircraft currently on order, and delivering between 2019 and 2021. When we decide to dispose of an aircraft, BBAM, as our servicer, will arrange the disposition pursuant to the terms of the relevant servicing agreement. In doing so, BBAM will compete with other aircraft leasing companies, as well as with other types of entities with which we compete. Our ability to sell our aircraft profitably, or at all, will depend on conditions in the airline industry and general market and competitive conditions at the time we seek to sell. In addition, our ability to sell our aircraft will be affected by the maintenance, damage and operating history of the aircraft and its engines. Failure to sell aircraft regularly and profitably could have a material adverse effect on our financial condition, cash flows and financial results, and our ability to meet our potential aircraft purchase commitments.

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

In addition to global economic conditions, our business is exposed to local economic and political conditions that can influence the performance of lessees located in a particular region. Such conditions can be adverse to us, and may include regional recession and financial or political emergencies, additional regulation or, in extreme cases, seizure of our aircraft. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions. In the year ended December 31, 2018, we had our largest concentration of total revenues in Asia and the South Pacific (55%), followed by Europe (23%), the Middle East and Africa (12%), North America (7%), and Mexico, South and Central America (3%). Severe recession in any of these regions, or the inability to resolve financial or political emergencies in any particular region where we have many customers, could result in additional failures of airlines and could have a material adverse effect on our business, financial condition and financial results.

The risks associated with the geographical concentration of our lessees may become exacerbated as our aircraft are re-leased to lessees or subleased to sublessees in other regions or as we acquire additional aircraft.

We derived approximately 75% of our total revenues for the year ended December 31, 2018 from airlines in emerging markets. Emerging markets have less developed economies and infrastructure and are often more vulnerable to business and political disturbances. The emerging markets in which our lessees were based have included Brazil, China, Ethiopia, India, Indonesia, Malaysia, Mexico, Moldova, the Philippines, Russia, Thailand, Turkey, the United Arab Emirates and Vietnam. These countries may experience significant fluctuations in GDP, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of unexpected taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability may adversely affect our ownership interest in aircraft or the ability of lessees which operate in these markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For example, certain countries may not have fully implemented the Cape Town Convention on International Interests in Mobile Equipment, a treaty that, among other things, established international standards for the registration, protection and enforcement of lessors’ and financiers’ rights in aircraft. These matters may not be resolved on terms favorable to us, or in a timely fashion.

We may enter into strategic ventures which pose risks including a lack of complete control over the enterprise, and potential unforeseen risks, any of which may have a material adverse effect on our financial results and growth prospects.

We may occasionally enter into strategic ventures or investments with third parties. For example, we have a 57% investment in a joint venture that owns one Boeing 767-300 aircraft. We may have limited management rights in our strategic ventures and may not control decisions regarding the remarketing or sale of aircraft owned by these strategic ventures. If we are unable to resolve a dispute with a strategic partner that retains material managerial veto rights, we might reach an impasse that could require us to liquidate our investment at a time and in a manner that would result in our losing some or all of our original investment in the venture. These strategic ventures and investments also may subject us to unforeseen risks, including adverse tax consequences and additional reporting and compliance requirements. Any of these risks may have a material adverse effect on our financial results and growth prospects.

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

We are subject to data security and privacy risks that could negatively affect our results, operations or reputation.

We must comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018. GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, damage to our reputation and credibility and could have a negative impact on revenues and profits.

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

In May 2018, the United States announced its decision to withdraw from the Joint Comprehensive Plan of Action with Iran, and to re-impose U.S. nuclear-related sanctions on Iran. The re-imposition of sanctions was effective November 4, 2018. The sale or lease of civil passenger aircraft to Iranian airlines is prohibited under U.S. sanctions.

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

Our business can be affected by a number of factors that are beyond our control, such as general geopolitical, economic and business conditions. Political uncertainty has created financial and economic uncertainty, most recently as a result of the United Kingdom’s June 2016 referendum (commonly referred to as “Brexit”) to withdraw from the European Union (the “EU”). The economic consequences of Brexit, including the possible repeal of open-skies agreements, could have a material adverse effect on our business. Further, many of the structural issues facing the EU following the global financial crisis of 2008 and Brexit remain, and problems could resurface that could affect market conditions, and, possibly, our business, financial results and liquidity, particularly if they lead to the exit of one or more countries from the European Monetary Union (the “EMU”) or the exit of additional countries from the EU. If one or more countries exited the EMU, there would be significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and it would likely lead to complex and lengthy disputes and litigation.

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

Conflicts of interest will arise between us and BBAM LP with respect to our operations and business opportunities. BBAM LP acquires, manages and remarkets aircraft for lease or sale for us and for other entities, including entities in which the owners of BBAM LP, Summit Aviation Partners II LLC and its affiliates (“Summit”), Onex Corporation and its affiliates (“Onex”), and GIC Private Limited (“GIC”) may have an economic interest. We may compete directly with such other managed entities for investment opportunities. For example, BBAM performs aircraft acquisition, disposition and management services pursuant to a joint marketing agreement with Nomura Babcock & Brown Co., Ltd, referred to as NBB, and manages and services other investment vehicles, including the Incline Aviation Fund, pursuant to long-term, exclusive agreements. BBAM has arranged a significant number of aircraft acquisitions and dispositions pursuant to these agreements. We expect that BBAM will continue to arrange acquisition and disposition opportunities with NBB, and for other investment vehicles, and that we may compete with these parties for such opportunities. A conflict of interest will arise if BBAM identifies an aircraft acquisition opportunity that would meet our investment objectives as well as those of another vehicle managed or serviced by BBAM. BBAM, Onex and GIC also may participate in other ventures that acquire and lease commercial jet aircraft. We do not have an exclusive or first right to participate in aircraft acquisition opportunities originated or identified by BBAM. Under our agreements with BBAM LP, our Manager has agreed to act in the best interests of our shareholders. However, neither BBAM nor any other BBAM LP affiliate will be restricted from pursuing, or offering to another party, any investment or disposal opportunity, or will be required by Fly to establish any investment protocol in relation to prioritization of any investment or disposal opportunity. We may purchase aircraft from, or sell aircraft to, entities managed by BBAM, or entities in which Summit, Onex or GIC has an ownership interest. Although such purchases will require approval by our independent directors, the pricing and other terms of these transactions may be less advantageous to us than if they had been the result of transactions among unaffiliated third parties.

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

·
at least 75% of our independent directors and holders of 75% or more of all of our outstanding common shares (measured by vote) determine by resolution that there has been unsatisfactory performance by our Manager that is materially detrimental to us;

·
our Manager materially breaches the management agreement and fails to remedy such breach within 90 days of receiving written notice from us requiring it to do so, or such breach results in liability to us and is attributable to our Manager’s gross negligence, fraud or dishonesty, or willful misconduct in respect of the obligation to apply the standard of care;

·
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

·	BBAM Aviation Services Limited or one of its affiliates ceases to hold (directly or indirectly) more than 50% of the voting equity of, and economic interest in, the Manager;

·
our Manager becomes subject to bankruptcy or insolvency proceedings that are not discharged within 75 days, unless our Manager is withdrawn and replaced within 90 days of the initiation of such bankruptcy or insolvency proceedings with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the management agreement;

·
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

·
an order is made for the winding up of our Manager, unless our Manager is withdrawn and replaced within 15 days with an affiliate or associate of BBAM that is able to make correctly the representations and warranties set out in the management agreement.

We generally do not have the right to terminate our servicing agreements with BBAM without cause, and such agreements do not automatically terminate in the event of the termination or expiration of our managing agreement with our Manager.

We have the right to terminate the servicing agreement for B&B Air Funding (with the prior written consent of the financial guaranty provider for B&B Air Funding, which we refer to as the policy provider) and the policy provider has the independent right to terminate the agreement (without our consent) in the following limited circumstances:

·	Bankruptcy or insolvency of BBAM LP;

·	BBAM LP ceases to own, directly or indirectly, at least 50% of the Servicer;

·
Summit ceases to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100.0 million; and

·
50% or more of the Servicer’s key finance and legal team or technical and marketing team cease to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

The servicing agreements relating to our unencumbered aircraft, our aircraft financed by Secured Borrowings, and our engines generally can be terminated by us in the case of a material breach by the servicer that is not cured within 30 days of written notice, the bankruptcy or insolvency of the servicer or if the servicer ceases to be actively involved in the aircraft leasing business. The servicing agreement relating to the aircraft financed by the Fly Aladdin Acquisition Facility provides us with additional termination rights in the event of the acceleration of the loans due thereunder, the failure of the servicer or certain of its affiliates to make certain payments when due in respect of any recourse indebtedness and the acceleration of such indebtedness, or the servicer acting with gross negligence, willful misconduct, bad faith or reckless disregard under the servicing agreement or committing dishonest or fraudulent acts. Termination of the servicing agreements relating to our aircraft financed by Secured Borrowings and our engines requires the consent of the lender(s) providing financing for the relevant aircraft or engines prior to termination.

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

A cybersecurity incident involving BBAM’s information technology, or IT, security systems, or those of our airline customers, may disrupt our business and result in lost revenues and additional costs.

We depend on the secure operation of BBAM’s computer systems, to manage, process, store, and transmit information associated with aircraft leasing. A cybersecurity incident at BBAM could adversely impact our daily operations and lead to the loss of sensitive information, including our own proprietary information and that of our customers. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While BBAM devotes substantial resources to maintaining adequate levels of cyber-security, its resources and technical sophistication may not be adequate to prevent all types of cybersecurity incidents.

In addition, our airline customers may fall victim to cyber-attacks or experience other cybersecurity incidents, including wire transfer fraud. In 2018, we became aware of at least one attempted instance of wire transfer fraud in which an email that appeared on its face to be legitimate unsuccessfully attempted to direct an airline customer to make payments owing to us to a fraudulent bank account. BBAM maintains cybersecurity insurance to address such incidents. However, damage and claims arising therefrom may not be covered or may exceed the amount of any cybersecurity insurance available.

Risks Related to Our Indebtedness

We have substantial indebtedness that imposes constraints on our operations.

We and our subsidiaries have a significant amount of indebtedness. As of December 31, 2018, our total consolidated indebtedness, net of unamortized debt discounts and loan costs, was $3.0 billion.

The terms of our debt facilities subject us to certain risks and operational restrictions, including:

·
most of the aircraft and related leases in our portfolio secure debt obligations, the terms of which restrict our ability to sell aircraft and require us to use proceeds from sales of aircraft, in part, to repay outstanding debt;

·
we are required to dedicate a significant portion of our cash flows from operations to debt service payments, thereby reducing the amount of our cash flows available to fund working capital, make capital expenditures and satisfy other needs;

·	restrictions on our subsidiaries’ ability to distribute excess cash flows to us under certain circumstances;

·	lessee, geographical and other concentration requirements limit our flexibility in leasing our aircraft;

·	requirements to obtain the consent of third parties including lenders, the insurance policy provider and rating agency confirmations for certain actions; and

·
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

Subject to the limits contained in the agreements governing our existing and future indebtedness, we may be able to incur substantial additional debt from time to time to finance aircraft and other aviation assets, working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences, including the following:

·	making it more difficult for us to satisfy our debt obligations with respect to the notes and our other debt;

·	limiting our ability to obtain additional financing to fund the acquisition of aircraft or other aviation assets or for other general corporate requirements;

·
requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for acquisitions of aircraft and other aviation assets and for other general corporate purposes;

·	increasing our vulnerability to general adverse economic and industry conditions;

·	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our various credit facilities, are at variable rates of interest;

·	limiting our flexibility in planning for and reacting to changes in the aircraft industry;

·	placing us at a disadvantage compared to other competitors; and

·	increasing our cost of borrowing.

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

As of December 31, 2018, we had a total of $3.0 billion principal amount outstanding under our borrowings. Of this amount, $1.0 billion was non-recourse to Fly, except for certain limited obligations which typically include reimbursement for certain expenses and costs incurred by the lenders. These non-recourse loans may be provided through loan facilities that are typically cross-collateralized and contain cross-default provisions against all of the loans advanced within each facility, as well as through individual loans against individual aircraft. As of December 31, 2018, we had the following non-recourse debt facilities that provided financing against multiple aircraft:

Facility (1)	Principal Amount Outstanding at December 31, 2018 (2)	Number of Aircraft Financed	Maturity Date
Securitization Notes (3)	$85.6 million	9	November 2033
Nord LB Facility	$108.9 million	5	January 2020
Fly Aladdin Acquisition Facility	$467.2 million	24	June 2020 – June 2023

(1)	Excludes $330.4 million principal amount outstanding of non-recourse secured borrowings associated with six aircraft.
(2)	Excludes unamortized debt discounts and loan costs.
(3)	The Securitization Notes will be redeemed at par, plus accrued interest, on March 14, 2019.

The maturity dates for non-recourse loans range from June 2020 to November 2033. In general, upon a default on a non-recourse loan, the lenders will have the ability to foreclose upon any or all available collateral (including aircraft, leases and shares of aircraft-owning and/or aircraft-leasing special purposes entities) to satisfy amounts due under the loan. However, the lenders cannot make a claim against us for payment of these outstanding obligations, except for the limited payment obligations described above. The non-recourse nature of these loans means that we may decide, for economic reasons, to default on a non-recourse loan if and when we believe that the aircraft and other assets securing such loan are worth less than the amount outstanding under the loan. Although the direct financial impact to us under such a default on a non-recourse loan is limited, these defaults may impact our reputation as a borrower and impair our ability to secure future borrowings, which could have a material adverse impact on our ability to grow our aircraft portfolio and earnings.

We have a significant amount of recourse debt outstanding, including debt of our subsidiaries that we have guaranteed.

We had $2.0 billion of recourse debt outstanding as of December 31, 2018, including debt of our subsidiaries that we have guaranteed. We expect to incur additional recourse indebtedness in the future. Although these recourse loans may be secured by aircraft and their associated leases, we have guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flows to meet required debt payments. In this case, we will be required to make payments from our unrestricted cash, which could have a materially adverse impact on our ability to grow through future acquisitions of aircraft. In addition, the Term Loan, the Magellan Acquisition Limited Facility, the Fly Acquisition III Facility, Fly Aladdin Engine Funding Facility, our 2021 Notes and 2024 Notes, and certain of our other recourse indebtedness contain cross-default provisions to other recourse indebtedness which if triggered could significantly increase the amount of indebtedness which is payable by us at the time of the cross-default.

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

We are primarily a holding company and currently rely on our subsidiaries to provide us with funds necessary to meet our financial obligations.

We are primarily a holding company and our principal assets are the investments we hold in our subsidiaries, which own either directly or indirectly through their subsidiaries, the aircraft in our portfolio. As a result, we depend on cash flows from our subsidiaries to generate the funds necessary to meet our financial obligations. Our existing subsidiaries are legally distinct from us and may be significantly restricted from paying dividends, making payments on shareholders loans advanced by us, or otherwise making funds available to us pursuant to the agreements governing their financing arrangements. If we are unable to comply with the covenants contained in these agreements, then the amounts outstanding under these debt facilities may become immediately due and payable, cash generated by aircraft financed through these facilities may be unavailable to us and/or we may be unable to draw additional amounts under these facilities. The events that could cause some of our subsidiaries to be noncompliant under their loan agreements, such as a lessee default, may be beyond our control, but they nevertheless could have a substantial adverse impact on the amount of our cash flows available to fund working capital, make capital expenditures and satisfy other cash needs. For a description of the operating and financial restrictions in our debt facilities, see the section titled “Operating and Financial Review and Prospects—Financing.”

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

We may be affected by the discontinuation or modification of LIBOR interest rate benchmarks.

On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the London Interbank Offered Rate (“LIBOR”). Such announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Moreover, it is possible that LIBOR will be discontinued or modified prior to 2021.

Certain of our aircraft lease agreements require the lessee to pay a floating rent amount to us based on LIBOR, and certain of our floating rate indebtedness requires us to pay variable interest to our lenders based on LIBOR. It is not possible to predict the effect that any discontinuance or modification of LIBOR will have on these payments, or on any of our future floating rate leases or indebtedness. Regulatory and/or industry action may cause LIBOR interest rate benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could negatively impact our financial condition, cash flows and results of operations.

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

It is also possible that one or more of our subsidiaries or investments is or will become a PFIC. Such determination is made annually after the close of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of a subsidiary’s income, as well as the market valuation and nature of a subsidiary’s assets. In such case, assuming a U.S. shareholder does not receive from us the information it needs to make a QEF election with respect such a subsidiary, a U.S. shareholder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. shareholder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC (including through a sale of our shares).

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

We may be affected by the Bermuda Economic Substance Act 2018

We are a company organized in Bermuda. During 2017, the European Union (“EU”) Economic and Financial Affairs Council (“ECOFIN”) released a list of non-cooperative jurisdictions for tax purposes. The stated aim of this list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. Bermuda was not on the list of non-cooperative jurisdictions; however, Bermuda did feature in the report as having committed to address concerns relating to economic substance by December 31, 2018.

In accordance with that commitment, Bermuda enacted the Economic Substance Act 2018 (the “BESA”) in December 2018. Under the BESA, if a Bermuda company is carrying on as a business one or more “relevant activity” (including: banking,  insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property or holding company) it will be required to maintain a substantial economic presence in Bermuda and to comply with the economic substance requirements set forth in the BESA. Companies subject to the economic substance requirements will be required to file an economic substance declaration with the Registrar of Companies in Bermuda on an annual basis.

At present, the impact of the BESA is unclear and it is impossible to predict the nature and effect of these requirements on us and our subsidiaries incorporated in Bermuda. We are currently evaluating the potential effect that the BESA will have on us or our Bermuda subsidiaries.

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

Our shares have experienced substantial price volatility. This volatility may negatively affect the price of our shares at any point in time. Our share price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including:

·	announcements concerning our competitors, the airline industry (including the creditworthiness of airlines) or the economy in general;

·	announcements concerning the availability of the type of aircraft we own;

·	general and industry-specific economic conditions;

·	changes in the price of aircraft fuel;

·	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;

·	any increased indebtedness we may incur in the future;

·	speculation or reports by the press or investment community with respect to us or our industry in general;

·	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

·	changes or proposed changes in laws or regulations affecting the airline industry or enforcement of these laws and regulations, or announcements relating to these matters; and

·	general market, political and economic conditions, including any such conditions and local conditions in the markets in which our lessees are located.

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

Provisions in our bye-laws, our management agreement, the indentures governing our 2021 Notes and 2024 Notes, and our voting agreement with AirAsia Group Berhad may discourage a change of control.

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These include:

·
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

·
provisions that reduce the vote of each common share held by a competitor of BBAM LP that beneficially owns 15% or more, but less than 50%, of our common shares to three-tenths of one vote per share on all matters upon which shareholders may vote;

·
provisions that permit our board of directors to determine the powers, preferences and rights of any preference shares we may issue and to issue any such preference shares without shareholder approval;

·	advance notice requirements by shareholders for director nominations and actions to be taken at annual meetings; and

·
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

Finally, as a result of the AirAsia Transactions, AirAsia Group Berhad currently owns approximately 10.2% of our common shares.  AirAsia Group Berhad has agreed to vote these common shares in favor of any proposal recommended by our Board for approval by our shareholders and against any proposal that is not recommended by our Board, including any proposal by a third party to acquire us. This voting agreement will make it more difficult for any proposal to be approved by our shareholders that is not recommended for approval by our Board.

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

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Securities Exchange Act of 1934 (the “Exchange Act”) related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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

Our Relationship with BBAM

BBAM is a leading commercial jet aircraft servicer. BBAM and its affiliates assist us in acquiring, leasing, remarketing and selling aircraft and aircraft equipment, manage our day-to-day operations and affairs and act as Servicer for our portfolio of aircraft, engines and related leases.

We engage BBAM and its affiliates as Manager of our company and Servicer for our aircraft and engine portfolio under management and servicing agreements. Our Manager manages our company under the direction of its chief executive officer and chief financial officer, who are exclusively dedicated to our business. BBAM assists us in acquiring and disposing of our aircraft and engines, marketing our aircraft and engines for lease and re-lease, collecting rents and other payments from the lessees of our aircraft and engines, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees. BBAM is among the largest aircraft leasing companies in the world, as measured by the number of aircraft it owns and manages.

BBAM LP is a private company owned by Summit, Onex and GIC. As of February 28, 2019, Summit and Onex beneficially owned an aggregate of 5,306,007 of our common shares in the form of ADSs, 934,838 of which are subject to lock-up provisions.

Our Portfolio

As of December 31, 2018, we had 113 aircraft and seven engines in our portfolio. Of the 113 aircraft, 100 were held for operating lease, one was classified as an investment in finance lease and 12 were classified as held for sale. Our aircraft portfolio (excluding aircraft held for sale) was comprised of 90 narrow-body passenger aircraft (including one freighter) and 11 wide-body passenger aircraft (including two freighters).

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

As of December 31, 2018, we had 51 Boeing aircraft and 50 Airbus aircraft in our portfolio (excluding aircraft held for sale). These aircraft were manufactured between 1990 and 2018 and had a weighted average age of 7.0 years as of December 31, 2018. We estimate that the useful life of our aircraft is generally 25 years from the date of manufacture. In the case of a freighter, the remaining useful life is determined based on the date of conversion and in such case, the total useful life may extend beyond 25 years from the date of manufacture.

The following table presents the aircraft in our portfolio (excluding aircraft held for sale) as of December 31, 2018:

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
1.	Aeromexico	B737-700	Narrow-body	2006
2.	Aeromexico	B737-700	Narrow-body	2005
3.	Aeromexico	B737-700	Narrow-body	2005
4.	Air China	B737-800	Narrow-body	2007
5.	Air Europa	B787-8	Wide-body	2017
6.	Air India	B787-8	Wide-body	2015
7.	Air India	B787-8	Wide-body	2014
8.	Air India	B787-8	Wide-body	2014
9.	Air Moldova	A319-100	Narrow-body	2006
10.	AirAsia Berhad	A320-200	Narrow-body	2014
11.	AirAsia Berhad	A320-200	Narrow-body	2013
12.	AirAsia Berhad	A320-200	Narrow-body	2013
13.	AirAsia Berhad	A320-200	Narrow-body	2012
14.	AirAsia Berhad	A320-200	Narrow-body	2012
15.	AirAsia Berhad	A320-200	Narrow-body	2012
16.	AirAsia Berhad	A320-200	Narrow-body	2011
17.	AirAsia Berhad	A320-200	Narrow-body	2011
18.	AirAsia Berhad	A320-200	Narrow-body	2010
19.	AirAsia Berhad	A320-200	Narrow-body	2010
20.	AirAsia Berhad	A320-200	Narrow-body	2010
21.	AirAsia Berhad	A320-200	Narrow-body	2010
22.	AirAsia Berhad	A320-200	Narrow-body	2009
23.	AirAsia India	A320-200	Narrow-body	2014
24.	AirAsia India	A320-200	Narrow-body	2014
25.	AirAsia India	A320-200	Narrow-body	2010
26.	AirAsia India	A320-200	Narrow-body	2005
27.	Alaska Airlines	A320-200	Narrow-body	2007
28.	American Airlines	B737-800	Narrow-body	2013
29.	American Airlines	A319-100	Narrow-body	2000
30.	American Airlines	A319-100	Narrow-body	2000
31.	American Airlines	A319-100	Narrow-body	2000
32.	American Airlines	A319-100	Narrow-body	2000
33.	Chang’An Airlines	B737-800	Narrow-body	2006
34.	Eastar Jet Co., Ltd.	B737-800	Narrow-body	2010
35.	easyJet	A319-100	Narrow-body	2007
36.	easyJet	A319-100	Narrow-body	2004
37.	easyJet	A319-100	Narrow-body	2004
38.	Ethiopian Airlines	B777-200LRF (1)	Wide-body	2015
39.	Ethiopian Airlines	B777-200LRF (1)	Wide-body	2015
40.	Finnair	A320-200(2)	Narrow-body	2003
41.	Garuda Indonesia	B737-800	Narrow-body	2010
42.	Go2Sky	B737-800	Narrow-body	2007
43.	Go2Sky	B737-800	Narrow-body	1998
44.	Icelandair	B757-200SF (1)	Narrow-body	1990
45.	Indigo	A320-200	Narrow-body	2005
46.	Indigo	A320-200	Narrow-body	2005
47.	Indonesia AirAsia	A320-200	Narrow-body	2013
48.	Indonesia AirAsia	A320-200	Narrow-body	2012
49.	Indonesia AirAsia	A320-200	Narrow-body	2012
50.	Israir Airlines	A320-200	Narrow-body	2016
51.	Jet Airways	B737-800	Narrow-body	2014
52.	Jet Airways	B737-800	Narrow-body	2014
53.	Jet Airways	B737-800	Narrow-body	2014
54.	Lucky Air Airlines	B737-800	Narrow-body	2007
55.	Lucky Air Airlines	B737-800	Narrow-body	2007
56.	Malaysian Airlines	B737-800	Narrow-body	2012

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
57.	Malaysian Airlines	B737-800	Narrow-body	2011
58.	Malaysian Airlines	B737-800	Narrow-body	2011
59.	Nok Airlines	B737-800	Narrow-body	2015
60.	Oman Air S.A.O.C.	B737-800	Narrow-body	2009
61.	Oman Air S.A.O.C.	B737-800	Narrow-body	2009
62.	Pegasus Airlines	B737-800	Narrow-body	2007
63.	Philippine Airlines	A321-200	Narrow-body	2014
64.	Philippine Airlines	A321-200	Narrow-body	2014
65.	Philippine Airlines	A330-300	Wide-body	2013
66.	Philippine Airlines	A330-300	Wide-body	2013
67.	Philippines AirAsia	A320-200	Narrow-body	2007
68.	PT Batik Air	A320-200	Narrow-body	2018
69.	PT Batik Air	A320-200	Narrow-body	2017
70.	PT Lion Mentari	B737-MAX 8	Narrow-body	2017
71.	PT Lion Mentari	B737-MAX 8	Narrow-body	2017
72.	Shandong Airlines	B737-800	Narrow-body	2013
73.	Shandong Airlines	B737-800	Narrow-body	2013
74.	Smartwings	B737-800	Narrow-body	2010
75.	Spicejet Ltd	B737-800	Narrow-body	2010
76.	Spicejet Ltd	B737-800	Narrow-body	2010
77.	Spicejet Ltd	B737-800	Narrow-body	2007
78.	Spicejet Ltd	B737-800	Narrow-body	2007
79.	Spicejet Ltd	B737-900ER	Narrow-body	2007
80.	Sunwing Airlines	B737-800	Narrow-body	2006
81.	Sunwing Airlines	B737-800	Narrow-body	2006
82.	Swift Air	B737-800	Narrow-body	2006
83.	TAROM S.A.	B737-800	Narrow-body	2017
84.	Thai AirAsia	A320-200	Narrow-body	2013
85.	Thai AirAsia	A320-200	Narrow-body	2012
86.	Thai AirAsia	A320-200	Narrow-body	2010
87.	Thai AirAsia	A320-200	Narrow-body	2008
88.	Thomas Cook	A321-200	Narrow-body	2015
89.	Transavia France	B737-800	Narrow-body	2008
90.	Transavia France	B737-800	Narrow-body	2008
91.	Transavia France	B737-800	Narrow-body	2007
92.	Transavia France	B737-800	Narrow-body	2007
93.	TUI Travel Aviation Finance	B737-800	Narrow-body	2010
94.	TUI Travel Aviation Finance	B757-200	Narrow-body	1999
95.	TUI Travel Aviation Finance	B757-200	Narrow-body	1999
96.	Virgin Atlantic	A340-600	Wide-body	2006
97.	Virgin Atlantic	A340-600	Wide-body	2006
98.	Virgin Atlantic	A330-200	Wide-body	2001
99.	Vueling Airlines	A320-200	Narrow-body	2007
100.	Vueling Airlines	A320-200	Narrow-body	2007
101.	Yakutia	B737-800	Narrow-body	2002

(1)	Freighter.
(2)	Investment in finance lease.

The following table presents the aircraft held for sale as of December 31, 2018:

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
1.	AirAsia Berhad	A320-200	Narrow-body	2012
2.	AirAsia Berhad	A320-200	Narrow-body	2011
3.	Garuda Indonesia	B737-800	Narrow-body	2010
4.	Indonesia AirAsia (1)	A320-200	Narrow-body	2012
5.	Jetstar Pacific Airlines (1)	A320-200	Narrow-body	2005
6.	Philippines AirAsia (1)	A320-200	Narrow-body	2006
7.	Philippines AirAsia (1)	A320-200	Narrow-body	2006
8.	Smartwings (1)	B737-800	Narrow-body	2010
9.	Thai AirAsia (1)	A320-200	Narrow-body	2010
10.	Thai AirAsia (1)	A320-200	Narrow-body	2010
11.	Thai AirAsia (1)	A320-200	Narrow-body	2008
12.	THY (1)	A320-200	Narrow-body	2005

(1)	Aircraft was sold subsequent to December 31, 2018.

The following table presents the engines in our portfolio as of December 31, 2018:

Lessee		Engine Type	Date of Manufacture
1.	AirAsia Berhad	CFM56-5B4/3	2011
2.	AirAsia Berhad	CFM56-5B6/3	2011
3.	AirAsia Berhad	CFM56-5B4/3	2008
4.	AirAsia Berhad	CFM56-5B6/3	2008
5.	AirAsia Berhad	CFM56-5B6/P	2006
6.	AirAsia Japan	CFM56-5B6/3	2009
7.	Indonesia AirAsia	CFM56-5B6/3	2015

The following table summarizes the composition of our aircraft portfolio (excluding aircraft held for sale) by manufacturer and aircraft type as of December 31, 2018:

Aircraft Manufacturer	Aircraft Type	Number of Aircraft
Airbus	A319-100	8
	A320-200 (1)	34
	A321-200	3
	A330-200	1
	A330-300	2
	A340-600	2
	Total	50
Boeing	B737-700	3
	B737-MAX 8	2
	B737-800	36
	B737-900ER	1
	B757-200	2
	B757-200SF	1
	B777-200LRF	2
	B787-8	4
	Total	51
Total		101

(1)	Includes an investment in finance lease.

Our aircraft portfolio (excluding aircraft held for sale) is composed of 71% narrow-body aircraft and 29% wide-body aircraft, based on net book values as of December 31, 2018. Our narrow-body aircraft include Airbus A319, Airbus A320, Airbus A321, Boeing 737-Max 8, and next generation Boeing 737 and Boeing 757 aircraft families, which enjoy high worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are based on more routes around the world than any other airframe and thus have the largest installed base. Our wide-body aircraft include Airbus A330, Airbus A340 and next generation Boeing 777 (freighter) and Boeing 787 aircraft families.

The following table presents the composition of our aircraft portfolio (excluding aircraft held for sale) based on airframe type as of December 31, 2018:

Airframe Type	Number of Aircraft
Narrow-body (1) (2)	90
Wide-body (3)	11
Total	101

(1)	Includes an investment in finance lease.
(2)	Includes one freighter.
(3)	Includes two freighters.

Our Markets

Our aircraft and engines are leased under multi-year contracts to a diverse group of airlines throughout the world. The following table presents the distribution of our lease revenue from our portfolio by geographic region (dollars in thousands):

	Years ended
	2018		2017		2016
Europe:
United Kingdom	$31,259	8%	$29,182	8%	$34,498	11%
Spain	17,267	4%	11,199	3%	5,361	2%
Turkey	12,114	3%	17,103	5%	24,593	8%
Germany	—	—	26,457	8%	13,836	4%
Other (1)	32,670	8%	29,911	9%	30,460	9%
Europe — Total	93,310	23%	113,852	33%	108,748	34%
Asia and South Pacific:
India	87,492	22%	64,381	18%	39,640	13%
Philippines	35,009	9%	29,825	9%	29,129	9%
Indonesia	32,336	8%	16,308	5%	8,320	3%
Malaysia	26,748	7%	8,767	3%	2,647	1%
China	21,103	5%	22,611	6%	23,882	8%
Other	18,756	4%	10,496	3%	16,320	4%
Asia and South Pacific — Total	221,444	55%	152,388	44%	119,938	38%
Mexico, South and Central America — Total	11,415	3%	17,565	5%	17,707	6%
North America:
United States	20,147	5%	17,647	5%	24,591	8%
Other	6,242	2%	6,237	2%	6,223	2%
North America — Total	26,389	7%	23,884	7%	30,814	10%
Middle East and Africa:
Ethiopia	30,019	8%	30,018	9%	30,084	10%
Other	17,612	4%	9,918	2%	8,357	2%
Middle East and Africa — Total	47,631	12%	39,936	11%	38,441	12%
Total Lease Revenue	$400,189	100%	$347,625	100%	$315,648	100%

(1)	Includes $0.7 million, $0.7 million and $2.1 million of finance lease revenue in 2018, 2017 and 2016, respectively.

Our Leases

Lease Terms

All of our leases are on a “net” basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance. At December 31, 2018, we had 108 lease agreements (excluding lease agreements associated with aircraft classified as held for sale), 98 of which had fixed lease rates and 10 had floating lease rates.

Our portfolio (excluding aircraft held for sale) is leased to 44 airlines in 25 countries, in both developed and emerging markets. Under our leases, the lessees agree to lease the aircraft or engines for a fixed term, although in some cases the lessees may have early termination or lease extension options. Our leases are scheduled to expire between 2019 and 2030 and have a weighted average remaining lease term of 5.9 years as of December 31, 2018.

The following table presents the scheduled lease maturity of the flight equipment in our portfolio (excluding aircraft held for sale) as of December 31, 2018:

Year of Scheduled Lease Expiration	Narrow-body		Wide-body		Engines	Total
2019	7		2		—	9
2020	12	(1)	—		—	12
2021	14		1		—	15
2022	19		—		6	25
2023	8		—		1	9
2024	9		—		—	9
2025	5	(2)	2		—	7
2026	5		—		—	5
2027	3		2	(3)	—	5
2028	4		3		—	7
2029	3		1		—	4
2030	1		—		—	1
Total	90		11		7	108

(1)	Includes one freighter.
(2)	Includes an investment in finance lease.
(3)	Includes two freighters.

At December 31, 2018, we had nine leases in our portfolio scheduled to expire in 2019, three of which were subject to a letter of intent for the sale or re-lease of aircraft. There are six aircraft remaining to be remarketed in 2019. We may have additional remarketings in 2019 if any other leases are terminated prior to their scheduled expiry dates.

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

Our portfolio includes leases pursuant to which we collect maintenance reserve payments that are determined based on passage of time or usage of the aircraft or engine measured by hours flown or cycles operated. These payments may be paid in cash or letters of credit which can be drawn if maintenance obligations are not otherwise paid. Under these leases, we are obligated to make reimbursements to the lessee for expenses incurred for certain major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee. Certain leases also require us to make maintenance contributions for costs associated with certain major maintenance events in excess of any maintenance reserve payments. Major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. We are not obligated to make maintenance contributions under any lease pursuant to which a lessee default has occurred and is continuing. We also have leases that provide for lease-end maintenance adjustment payments based on the usage of the aircraft or engine during the lease term and its condition upon redelivery. Typically, payments are made by the lessee to us, although in some cases, we have been required to make such payments to the lessee.

Compliance with Laws. The lessee is responsible for compliance with all applicable laws and regulations with respect to the aircraft. We generally require our lessees to comply with the standards of either the U.S. Federal Aviation Administration or its non-U.S. equivalent.

General. Each aircraft or engine generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or “wet lease” arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. As of December 31, 2018, our lessees have informed us of the following subleases:

Lessee	Sublessee
Transavia France	Air Transat
Smartwings	Air Transat
Smartwings	Sunwing Airlines

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

Lease Management and Remarketing

We outsource our lease management and aircraft remarketing activities to BBAM. Pursuant to our servicing agreements with BBAM, BBAM provides us with services related to leasing our fleet, including marketing aircraft and engines for lease and re-lease or sale, collecting rents and other payments from our lessees, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees.

From time to time, we may decide to dispose of our aircraft or engines at or before the expiration of their leases. In 2018, we sold six aircraft.

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

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft and aircraft equipment, which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

In 2018, we acquired 34 aircraft and seven engines and sold six aircraft.

For the year ended December 31, 2018, we had net income of $85.7 million, or diluted earnings per share of $2.88. Net cash provided by operating activities for the year ended December 31, 2018 totaled $241.1 million. Net cash used in investing activities was $853.5 million and net cash provided by financing activities was $436.7 million for the year ended December 31, 2018.

As of December 31, 2018, we had 113 aircraft and seven engines in our portfolio. Of the 113 aircraft, 100 were held for operating lease, one was classified as an investment in finance lease and 12 were classified as held for sale.

AirAsia Transactions

On February 28, 2018, we entered into the Share Purchase Agreement (as amended, the “SPA”) with our subsidiary, Fly Aladdin Holdings Limited (“Fly Aladdin”), AirAsia Group Berhad, as successor to AirAsia Berhad (“AirAsia”), and its subsidiary, Asia Aviation Capital Limited (“AACL”) with respect to the AirAsia Transactions. Under the terms of the SPA, we agreed to acquire a portfolio of 33 Airbus A320-200 aircraft and seven engines on operating leases to the AirAsia Group (“Portfolio A”), and one Airbus A320-200 aircraft on operating lease to a third-party airline. As of December 31, 2018, 33 Airbus A320-200 aircraft and seven engines in Portfolio A were transferred to us. Under the terms of the SPA, the delivery period expired in the fourth quarter of 2018. At expiry, one Airbus A320-200 aircraft on operating lease to a third-party airline had not been transferred, and the parties’ obligations under the SPA to purchase and sell this aircraft expired. Accordingly, we have completed the Portfolio A transactions.

In addition to the Portfolio A transactions, on February 28, 2018, we agreed to acquire 21 Airbus A320neo family aircraft to be leased to the AirAsia Group as the aircraft deliver between 2019 and 2021 (“Portfolio B”) and acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease, as the aircraft deliver between 2019 and 2025 (“Portfolio C”). We did not exercise our options with respect to any of the Portfolio C aircraft delivering in 2019. We have options to purchase up to 17 Portfolio C aircraft delivering between 2020 and 2025. Please refer to Item 18. Financial Statements — Note 6. Flight Equipment Held For Operating Lease, Note 14. Shareholders’ Equity and Note 17. Commitments and Contingencies for further information regarding the AirAsia Transactions.

Sale of 12 Aircraft to Horizon

On November 30, 2018, we agreed to sell 12 aircraft to Horizon Aircraft Finance I Limited and Horizon Aircraft Finance I LLC (together, “Horizon”). The transaction was effected pursuant to a Purchase Agreement (the “Horizon Purchase Agreement”), dated as of November 30, 2018, among Horizon and the sellers party thereto, including our subsidiaries. As of December 31, 2018, three aircraft had been delivered to Horizon. We have delivered eight aircraft to Horizon subsequent to December 31, 2018 and expect to deliver the last aircraft in the first quarter of 2019. The aircraft in Horizon’s portfolio will be serviced and managed by affiliates of BBAM LP, whose affiliates also manage and service our aircraft portfolio.

Market Conditions

The airline industry has been profitable every year since 2012 and airline profitability is expected to continue in 2019. Global passenger air traffic grew by 6.5% in 2018 and load factors were at record levels for the year. The upward trend in passenger volume is expected to continue in 2019 at a projected growth rate of 6%. Further, utilization remains strong and the parked fleet is steady at well under 4% for aircraft under 20 years old. Competition remains strong in the sale lease-back market and aircraft values generally remain stable.

Long term, we believe the overall positive trends in world air traffic and demand for commercial aircraft will continue to drive growth in the aircraft leasing market. Aircraft manufacturers are increasing the production rates of their narrow-body aircraft and certain of their wide-body aircraft, as airlines continue to transition to new models.

Despite the current overall favorable market conditions, the airline industry is cyclical, and macroeconomic, geopolitical and other risks may negatively impact airline profitability or create unexpected volatility in the aircraft leasing market. In particular, uncertainty about geopolitical events such as Brexit as well as ongoing U.S.-China trade tensions could impact airlines in the near term. Although we expect the overall airline industry to remain profitable, profits are not uniformly distributed among airlines, and certain airlines, particularly airlines operating in highly competitive jurisdictions, smaller airlines and start-up carriers, may struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis. In addition, the increasing new aircraft production rates by aircraft manufacturers may reduce the demand for used aircraft, leading to a reduction in the lease rates and the values of used aircraft, or may create a condition of oversupply should demand falter.

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

Held for Sale. We classify flight equipment as held for sale when we commit to and commence a plan of sale that is reasonably expected to be completed within one year and satisfies certain other criteria provided by the FASB. Aircraft classified as held for sale are not depreciated. Flight equipment held for sale is recorded at the lesser of carrying value or fair value, less estimated cost to sell. An impairment loss is recorded for an asset held for sale when the carrying value of the asset exceeds its fair value, less estimated cost to sell.

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

Maintenance Rights

We identify, measure and account for maintenance right assets and liabilities associated with our acquisitions of aircraft or aircraft equipment with in-place leases. A maintenance right asset represents the fair value of our contractual right under a lease to receive an aircraft or aircraft equipment in an improved maintenance condition at lease expiry as compared to the maintenance condition on the acquisition date. A maintenance right liability represents our obligation to pay the lessee for the difference between the contractual maintenance condition of the aircraft at lease expiry and the actual maintenance condition of the aircraft or aircraft equipment on the acquisition date.

Our aircraft and aircraft equipment are typically subject to triple-net leases pursuant to which the lessee is responsible for maintenance, which is accomplished through one of two types of provisions in our leases: (i) end of lease return conditions (EOL Leases) or (ii) periodic maintenance payments (MR Leases).

EOL Leases

Under EOL Leases, the lessee is obligated to comply with certain return conditions which require the lessee to perform lease end maintenance work or make cash compensation payments at the end of the lease to bring the aircraft or aircraft equipment into a specified maintenance condition.

Maintenance right assets in EOL Leases represent the difference in value between the contractual right to receive an aircraft or aircraft equipment in an improved maintenance condition at lease expiry as compared to the maintenance condition on the acquisition date. Maintenance right liabilities exist in EOL Leases if, on the acquisition date, the maintenance condition of the aircraft or aircraft equipment is greater than the contractual return condition in the lease at lease expiry and we are required to pay the lessee in cash for the improved maintenance condition.

When we have recorded maintenance right assets with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft or aircraft equipment is returned at lease expiry in the contractually required maintenance condition without any cash payment to us by the lessee, the maintenance right asset is relieved and an aircraft improvement is recorded to the extent the improvement is substantiated and deemed to meet our capitalization policy; (ii) the lessee pays us cash compensation at lease expiry in excess of the value of the maintenance right asset, the maintenance right asset is relieved and any excess is recognized as end of lease income; or (iii) the lessee pays us cash compensation at lease expiry that is less than the value of the maintenance right asset, the cash is applied to the maintenance right asset and the balance of such asset is relieved and recorded as an aircraft improvement to the extent the improvement is substantiated and meets our capitalization policy. Any aircraft improvement will be depreciated over a period to the next scheduled maintenance event in accordance with our policy with respect to major maintenance.

When we have recorded maintenance right liabilities with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft or aircraft equipment is returned at lease expiry in the contractually required maintenance condition without any cash payment by us to the lessee, the maintenance right liability is relieved and end of lease income is recognized; (ii) we pay the lessee cash compensation at lease expiry of less than the value of the maintenance right liability, the maintenance right liability is relieved and any difference is recognized as end of lease income; or (iii) we pay the lessee cash compensation at lease expiry in excess of the value of the maintenance right liability, the maintenance right liability is relieved and the excess amount is recorded as an aircraft improvement.

MR Leases

Under MR Leases, the lessee is required to make periodic maintenance payments to us based upon usage of the aircraft or aircraft equipment. When qualified major maintenance is performed during the lease term, we are required to reimburse the lessee for the costs associated with such maintenance. At the end of lease, we are entitled to retain any cash receipts in excess of the required reimbursements to the lessee.

Maintenance right assets in MR Leases represent the right to receive an aircraft or aircraft equipment in an improved condition relative to the actual condition on the acquisition date. The aircraft or aircraft equipment is improved by the performance of qualified major maintenance paid for by the lessee who is reimbursed by us from the periodic maintenance payments that we receive.

When we have recorded maintenance right assets with respect to MR Leases, the following accounting scenarios exist: (i) the aircraft or aircraft equipment is returned at lease expiry and no qualified major maintenance has been performed by the lessee since the acquisition date, the maintenance right asset is offset by the amount of the associated maintenance payment liability and any excess is recorded as end of lease income, which is consistent with our existing policy; or (ii) we have reimbursed the lessee for the performance of qualified major maintenance, the maintenance right asset is relieved and an aircraft improvement is recorded.

There are no maintenance right liabilities for MR Leases.

When flight equipment is sold, maintenance rights are released from the balance sheet as part of the disposition gain or loss.

Derivative Financial Instruments

We use derivative financial instruments to manage our exposure to interest rate and foreign currency risks. All derivatives are recognized on the balance sheet at their fair values. Pursuant to U.S. GAAP, changes in the fair value of the item being hedged are recognized into earnings in the same period and in the same income statement line as the change in the fair value of the derivative instrument. On the date that we enter into a derivative contract, we typically document all relationships between the hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction.

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

●
Operating lease revenue. We receive lease revenue from flight equipment under operating leases. Rental income from aircraft and aircraft equipment is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee to exercise an option to extend the lease for an additional term. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when collection is not reasonably assured.

●
End of lease income. The amount of end of lease income we recognize in any reporting period is inherently volatile and depends upon a number of factors, including the timing of both scheduled and unscheduled lease expiries, and the timing of maintenance performed on the aircraft or aircraft equipment by the lessee, among others.

●
Lease incentives. Our leases may contain provisions which require us to contribute a portion of the lessee’s costs for heavy maintenance, overhaul or replacement of certain high-value components. We account for these expected payments as lease incentives, which are amortized as a reduction of lease revenue over the life of the lease.

●
Lease premium and discount. Lease premiums and lease discounts are amortized into operating lease revenue over the lease term. Amortization of lease premiums decreases rental revenue and amortization of lease discounts increases rental revenue.

●	Finance lease income. Revenue from finance leases is recognized using the interest method to produce a level yield over the life of the finance lease.

Income Taxes

We provide for income taxes by tax jurisdiction. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statements and tax basis of existing assets and liabilities at the enacted tax rates expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amount which management ultimately expects to be more likely than not realized.

We recognize an uncertain tax benefit only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We have elected to classify interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during each of the years ended December 31, 2018, 2017 and 2016.

New Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. Under the guidance, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the guidance requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The guidance specifically notes that lease contracts are a scope exception. The guidance is effective for annual reporting periods, including interim periods, beginning after December 15, 2017. We adopted the guidance effective January 1, 2018. The adoption did not have a significant impact on the consolidated financial statements and the related footnotes because lease revenue, which comprises the majority of our revenue, is excluded from the scope of this guidance.

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued its new lease guidance, ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. FASB has decided that lessors will be precluded from recognizing selling profit and revenue at lease commencement for any finance lease that does not transfer control of the underlying asset to the lessee. In addition, the new guidance will require lessors to capitalize, as initial direct costs, only those costs that are incurred in connection with the execution of a lease. Any other costs incurred, including allocated indirect costs, will no longer be capitalized and instead will be expensed as incurred.

In July 2018, FASB issued new guidance to provide entities with relief from the costs of implementing certain aspects of ASU 2016-02, Leases (Topic 842). Under a new transition method, entities can elect to not restate comparative periods presented in financial statements in the period of adoption. The FASB also issued new practical expedients that allows lessors to elect not to separate lease and associated lease components within a contract if the following conditions are met:

•	The timing and pattern of transfer for the non-lease component and the associated lease component are the same; and

•	The stand-alone lease component would be classified as an operating lease if accounted for separately.

The new leasing guidance is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. We adopted the guidance effective January 1, 2019 and elected the practical expedients and transition relief, which will not require us to restate comparative periods. The adoption did not result in any adjustment to our consolidated balance sheets, results of operations or cash flows.

In August 2017, FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815). ASU 2017-12 is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. Under the guidance, if a cash flow hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income and reclassified to earnings when the hedged item impacts earnings. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. Additional disclosures include cumulative basis adjustments for fair value hedges and the effect of hedging on individual income statement line items. The guidance will be effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption will be permitted. We adopted the guidance effective January 1, 2019. The standard did not have a material effect on our consolidated balance sheets, results of operations or cash flows.

In August 2018, the Securities and Exchange Commission (the “Commission”) issued a final rule that amended certain disclosure requirements that had become redundant, duplicative, overlapping, outdated or superseded. The amendments were intended to facilitate the disclosure of information to investors and simplify compliance without significantly altering the total mix of information provided to investors. The final rule included amendments requiring an analysis of changes in stockholders’ equity for the current and comparative year-to-date interim periods, including dividends per share instead of presenting dividends per share on the face of the income statement. The final rule became effective on November 5, 2018. The standard did not have a material effect on our consolidated balance sheets, results of operations or cash flows. We have applied the amendments commencing with the quarter ended September 30, 2018.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removed the following disclosure requirements from Topic 820:

•	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy;

•	The policy for timing of transfers between levels; and

•	The valuation processes for Level 3 fair value measurements.

The following disclosure requirements were added to Topic 820:

•	The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements at the end of the reporting period; and

•	The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

ASU 2018-13 will be effective for annual reporting periods (including interim periods) beginning after December 15, 2019, and early adoption will be permitted. We are currently evaluating the impact of ASU 2018-13 and plan to adopt the guidance effective January 1, 2020.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income of Fly for the years ended December 31, 2018, 2017 and 2016.

Consolidated Statements of Income of Fly for the years ended December 31, 2018 and 2017

	Years ended		Increase/
	2018	2017	(Decrease)
	(Dollars in thousands)
Revenues
Operating lease revenue	$399,514	$346,894	$52,620
Finance lease revenue	675	731	(56)
Equity earnings (loss) from unconsolidated subsidiary	(54)	496	(550)
Gain on sale of aircraft	13,398	3,926	9,472
Interest and other income	4,766	1,204	3,562
Total revenues	418,299	353,251	65,048
Expenses
Depreciation	144,084	133,227	10,857
Aircraft impairment	—	22,000	(22,000)
Interest expense	144,742	127,782	16,960
Selling, general and administrative	31,185	30,671	514
Gain on derivatives	(2,382)	(192)	(2,190)
Loss on modification and extinguishment of debt	2,474	23,309	(20,835)
Maintenance and other costs	2,547	2,524	23
Total expenses	322,650	339,321	(16,671)
Net income before provision for income taxes	95,649	13,930	81,719
Provision for income taxes	9,926	11,332	(1,406)
Net income	$85,723	$2,598	$83,125

As of December 31, 2018, we had 113 aircraft and seven engines in our portfolio. Of the 113 aircraft, 100 were held for operating lease, one was classified as an investment in finance lease and 12 were classified as held for sale. As of December 31, 2017, we had 85 aircraft in our portfolio, 84 of which were held for operating lease and one was recorded as an investment in finance lease. In 2018, we purchased 34 aircraft and seven engines and sold six aircraft.

At December 31, 2018, we had two lessees which leased a total of three aircraft on non-accrual status as we had determined that it was not probable that the economic benefits of the leases would be received by us, principally due to (i) the lessees’ failure to pay rent and overhaul payments and (ii) our evaluation of the lessees’ payment history. At December 31, 2017, no lessees were on non-accrual status.

In the year ended December 31, 2018, we contracted to sell 15 aircraft. We recognize revenue from each aircraft until the date that such aircraft is delivered to the purchaser. We ceased to recognize depreciation on these aircraft on the date the aircraft were classified as held for sale. During the year ended December 31, 2018, we sold three of these aircraft. At December 31, 2018, we had 12 aircraft classified as held for sale.

	Years ended		Increase/
	2018	2017	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$389,350	$337,137	$52,213
End of lease income	20,333	17,837	2,496
Amortization of lease incentives	(9,738)	(7,668)	(2,070)
Amortization of lease premiums, discounts & other	(431)	(412)	(19)
Total operating lease revenue	$399,514	$346,894	$52,620

For the year ended December 31, 2018, operating lease revenue totaled $399.5 million, an increase of $52.6 million compared to the year ended December 31, 2017. The increase was primarily due to increases of (i) $68.3 million from aircraft and engines purchased in 2017 and 2018, (ii) $5.4 million related to leases with floating rate rents and (iii) $2.5 million from end of lease income recognized. These increases were partially offset by (i) a decrease of $10.8 million primarily from lower lease rates on lease extensions and remarketings, (ii) a decrease of $10.7 million in lease revenue from aircraft sold in 2017 and 2018 and (iii) an increase of $2.1 million in lease incentive amortization.

During the year ended December 31, 2018, we sold six aircraft and recognized a gain on sale of aircraft of $13.4 million. During the year ended December 31, 2017, we sold one aircraft and recognized a gain on sale of aircraft of $3.9 million.

During the years ended December 31, 2018 and 2017, interest and other income totaled $4.8 million and $1.2 million, respectively. During the third quarter of 2018, we sold a spare engine and miscellaneous engine parts for a gain of $2.0 million.

Depreciation expense during the year ended December 31, 2018 was $144.1 million, compared to $133.2 million for the year ended December 31, 2017, an increase of $10.9 million. The increase was primarily due to depreciation on aircraft acquired in 2017 and 2018. This increase was partially offset by a reduction in depreciation on aircraft sold in 2017 and 2018 and stoppage of depreciation on aircraft classified as held for sale.

No aircraft impairment was recognized during the year ended December 31, 2018. During the year ended December 31, 2017, we recognized aircraft impairment totaling $22.0 million related to one Airbus A330-200 aircraft that had been leased to Air Berlin. The lease was terminated, and this aircraft was returned to us and re-leased to another airline in January 2018.

Interest expense totaled $144.7 million and $127.8 million for the years ended December 31, 2018 and 2017, respectively. The increase of $16.9 million was primarily due to additional secured borrowings and increases in LIBOR. This increase was partially offset by a reduction in interest due to debt repayments, including the redemption of the 2020 Notes, and refinancings which lowered the applicable interest rate on the refinanced debt.

Selling, general and administrative expenses were $31.2 million and $30.7 million for the years ended December 31, 2018 and 2017, respectively. The increase of $0.5 million was primarily due to an increase in servicing and management fees paid to BBAM of $3.8 million due to fleet growth. This increase was partially offset by an unrealized foreign exchange gain of $0.7 million during the year ended December 31, 2018, compared to an unrealized foreign exchange loss of $2.3 million during the year ended December 31, 2017.

Gain on derivatives totaled $2.4 million and $0.2 million for the years ended years ended December 31, 2018 and 2017, respectively. The increase of $2.2 million was primarily due to gains recognized in 2018 in connection with the termination of the interest rate lock derivative instruments which were used to partially lock-in the interest rate on anticipated future borrowings associated with the AirAsia Transactions.

During the year ended December 31, 2018, we incurred debt extinguishment costs totaling $2.5 million due to (i) debt repayments associated with aircraft sales and (ii) the repayment of the CBA Facility and one other aircraft secured borrowing. During the year ended December 31, 2017, we incurred debt extinguishment costs totaling $23.3 million, primarily consisting of (i) $19.7 million in connection with the redemption of the 2020 Notes and (ii) $3.0 million in connection with amendments to the Term Loan in April and November 2017.

Provision for income taxes was $9.9 million and $11.3 million for the years ended December 31, 2018 and 2017, respectively. In 2018 and 2017, we had a deferred tax liability of $2.1 million and $1.8 million, respectively, in connection with unrepatriated earnings from Australia. A withholding tax of 15.0% is applicable to distributions of earnings from Australia which have not yet been taxed. During the year ended December 31, 2018, we recorded a net valuation allowance reversal of $1.3 million. During the year ended December 31, 2017, we recorded a net valuation allowance provision of $8.4 million.

Consolidated Statements of Income of Fly for the years ended December 31, 2017 and 2016

	Years ended		Increase/
	2017	2016	(Decrease)
	(Dollars in thousands)
Revenues
Operating lease revenue	$346,894	$313,582	$33,312
Finance lease revenue	731	2,066	(1,335)
Equity earnings from unconsolidated subsidiary	496	530	(34)
Gain on sale of aircraft	3,926	27,195	(23,269)
Interest and other income	1,204	1,666	(462)
Total revenues	353,251	345,039	8,212
Expenses
Depreciation	133,227	120,452	12,775
Aircraft impairment	22,000	96,122	(74,122)
Interest expense	127,782	123,161	4,621
Selling, general and administrative	30,671	30,077	594
Loss (gain) on derivatives	(192)	91	(283)
Loss on modification and extinguishment of debt	23,309	9,246	14,063
Maintenance and other costs	2,524	2,279	245
Total expenses	339,321	381,428	(42,107)
Net income (loss) before provision (benefit) for income taxes	13,930	(36,389)	50,319
Provision (benefit) for income taxes	11,332	(7,277)	18,609
Net income (loss)	$2,598	$(29,112)	$31,710

As of December 31, 2017, we had 85 aircraft in our portfolio, 84 of which were held for operating lease and one was recorded as an investment in finance lease. As of December 31, 2016, we had 76 aircraft in our portfolio, 75 of which were held for operating lease and one recorded as an investment in finance lease. In 2017, we purchased ten aircraft and sold one aircraft.

	Years ended		Increase/
	2017	2016	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$337,137	$313,976	$23,161
End of lease income	17,837	8,918	8,919
Amortization of lease incentives	(7,668)	(8,898)	1,230
Amortization of lease premiums, discounts & other	(412)	(414)	2
Total operating lease revenue	$346,894	$313,582	$33,312

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

During the year ended December 31, 2017, we recognized aircraft impairment totaling $22.0 million related to one Airbus A330-200 aircraft that had been leased to Air Berlin. The lease was terminated, and this aircraft was returned to us and re-leased to another airline in January 2018. During the year ended December 31, 2016, we recognized aircraft impairment totaling $96.1 million. This impairment charge related primarily to three wide-body aircraft. In addition, we recognized an impairment charge on one narrow-body aircraft which was sold in the third quarter of 2016, with proceeds paid to the lender as full and final discharge of the associated debt.

Interest expense totaled $127.8 million and $123.2 million for the years ended December 31, 2017 and 2016, respectively. The increase of $4.6 million was primarily due to additional secured borrowings and increases in LIBOR. This increase was partially offset by a reduction in interest due to debt repayments, including the redemption of the 2020 Notes.

Selling, general and administrative expenses were $30.7 million and $30.1 million for the years ended December 31, 2017 and 2016, respectively. During the year ended December 31, 2017, we incurred transaction costs of $1.8 million and unrealized foreign currency exchange losses of $2.3 million. These increased costs were partially offset by a reduction in administrative and base fees paid to BBAM. During the year ended December 31, 2016, we incurred $1.1 million of professional fees related to the restatement of our financial statements, $1.0 million of aircraft acquisition costs that were expensed and unrealized foreign currency exchange gains of $0.4 million.

Debt extinguishment costs totaled $23.3 million and $9.2 million for the years ended December 31, 2017 and 2016, respectively. During the year ended December 31, 2017, we incurred debt extinguishment costs primarily consisting of (i) $19.7 million in connection with the redemption of the 2020 Notes and (ii) $3.0 million in connection with amendments to the Term Loan in April and November 2017. During the year ended December 31, 2016, we (i) wrote off unamortized loan costs and debt discounts and expensed other fees totaling $4.8 million in connection with the repayment of debt associated with aircraft sold, (ii) incurred $2.3 million of debt extinguishment costs in connection with the extension of the Term Loan in October 2016, and (iii) incurred swap breakage fees of $2.1 million.

For the years ended December 31, 2017 and 2016, we had a provision for income taxes of $11.3 million and a benefit for income taxes of $7.3 million, respectively. In 2017, we had a deferred tax liability of $1.8 million in connection with undistributed earnings from our Australian subsidiary. A withholding tax of 15.0% is applicable to distributions of earnings from Australia which have not yet been taxed. In 2016, we recognized a deduction for an interest payment made by a subsidiary. We utilized this benefit as group relief to offset income tax on repatriated earnings of a Cayman Islands subsidiary. During the years ended December 31, 2017 and 2016, we recorded net valuation allowances of $8.4 million and $7.2 million, respectively.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of fleet growth. In 2018, we spent approximately $1.1 billion to acquire 34 aircraft and seven engines.

In the first quarter of 2018, we entered into definitive agreements to acquire a total of 55 Airbus narrow-body aircraft and seven engines on operating leases, and options to purchase up to 20 additional Airbus narrow-body aircraft, not subject to lease, in the AirAsia Transactions. As of December 31, 2018, we had acquired 33 aircraft and seven engines in Portfolio A. Accordingly, we have completed the transfer of all aviation assets in the Portfolio A transactions.

In connection with the AirAsia Transactions, on July 13, 2018, we issued and sold a total of 1,333,334 common shares in the form of ADSs, at a purchase price of $15.00 per share, to Meridian Aviation Partners Limited and certain other affiliates of Onex Corporation and members of the management team of BBAM LP in private placement transactions, for aggregate proceeds of $20.0 million. In addition, on August 30, 2018, we issued 3,333,333 common shares in the form of ADSs, valued at $15.00 per share, to AirAsia, as partial consideration in the AirAsia Transactions.

We also have pursued opportunistic aircraft sales to rejuvenate our fleet. In 2018, we sold six aircraft and committed to sell 12 additional aircraft which were classified as aircraft held for sale at December 31, 2018.

We finance our business with unrestricted cash, cash generated from operating leases, aircraft sales and debt financings. At December 31, 2018, we had $180.2 million of unrestricted cash. We also had 11 unencumbered aircraft with an aggregate book value of $332.0 million. We sold five of these aircraft subsequent to December 31, 2018.

In recent years, our debt financing strategy has been to diversify our lending sources and to utilize both secured and unsecured debt financing. Unsecured borrowings provide us with greater operational flexibility. Secured, recourse debt financing enables us to take advantage of favorable pricing and other terms compared to non-recourse debt. In addition, we continue to utilize secured, non-recourse indebtedness under our debt facilities and other aircraft secured borrowings.

On July 31, 2018, we entered into a recourse secured borrowing in the amount of $122.5 million to finance an unencumbered aircraft. We used the loan proceeds to repay the CBA Facility and one other aircraft secured borrowing.

In connection with the AirAsia Transactions, we entered into a non-recourse secured term loan facility with a consortium of lenders and drew down $560.8 million to finance the acquisition of 29 aircraft in 2018. We also drew down $114.3 million from the Fly Acquisition III Facility to finance the acquisition of four additional Portfolio A aircraft. In addition, on October 30, 2018, we borrowed $43.9 million under a recourse term loan facility with two lenders to finance the acquisition of seven engines on operating leases to the AirAsia Group.

Our sources of operating cash flows are principally distributions and interest payments made to us by our subsidiaries. These payments by our subsidiaries may be restricted by applicable local laws and debt covenants.

We expect that these funds, together with our cash on hand, cash from operations, and cash from other financing activities, including aircraft sales, will satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 “Key Information — Risk Factors” in this report.

Cash Flows of Fly for the years ended December 31, 2018 and 2017

We generated cash from operations of $241.1 million and $179.1 million for the years ended December 31, 2018 and 2017, respectively, an increase of $62.0 million.

Cash used in investing activities was $853.5 million and $430.4 million for the years ended December 31, 2018 and 2017, respectively. In 2018, we used (i) $934.5 million of cash to purchase 34 aircraft and seven engines, (ii) $80.5 million for the Portfolio B orderbook and (iii) $5.7 million to invest in equity certificates issued by Horizon I Limited. In 2017, we used $434.1 million of cash to purchase ten aircraft. Net proceeds received from the sale of six aircraft was $177.7 million in 2018. Net proceeds received from the sale of one aircraft was $21.8 million in 2017. Payments for lessor maintenance obligations totaled $8.6 million and $12.6 million for the years ended December 31, 2018 and 2017, respectively.

Cash provided by financing activities for the years ended December 31, 2018 and 2017, totaled $436.7 million and $95.7 million, respectively. In 2018, we received (i) net proceeds of $826.4 million from secured borrowings, (ii) net maintenance reserves of $68.6 million, (iii) net proceeds of $19.6 million from shares issued and (iv) net security deposits from our lessees of $6.3 million. These receipts were partially offset by (i) repayments on our secured borrowings totaling $482.7 million primarily in connection with aircraft sales and early repayment of debt and (ii) payments of debt issuance costs of $3.6 million. In 2017, we received (i) net proceeds of $513.5 million from secured borrowings, (ii) net proceeds of $295.2 million from unsecured borrowings and (iii) net maintenance reserves of $61.5 million. These receipts were partially offset by (i) repayments on our unsecured borrowings totaling $375.0 million, (ii) repayments on our secured borrowings totaling $326.9 million, and (iii) $57.3 million to repurchase 4,274,569 shares.

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

We expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. In 2018, we received $84.1 million of maintenance payments from lessees and made maintenance payment disbursements of $15.5 million.

Share Repurchases

In November 2018, our board of directors approved a $50.0 million share repurchase program expiring in December 2019. Under this program, Fly may make share repurchases from time to time in the open market or in privately negotiated transactions.

During the year ended December 31, 2018, Fly did not repurchase any shares.

Financing

We finance our business with unsecured and secured borrowings. As of December 31, 2018, we were not in default under any of our borrowings.

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

Interest Rate. The 2021 Notes have a fixed annual interest rate of 6.375%, which is paid semi-annually on April 15 and October 15 of each year. The 2024 Notes have a fixed annual interest rate of 5.250%, which is paid semi-annually on April 15 and October 15 of each year.

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

Default and Remedies. The indentures governing the 2021 Notes and the 2024 Notes contain customary events of default with respect to the notes of each series, including (i) default in payment when due and payable of principal or premium, (ii) default for 30 days or more in payment when due of interest, (iii) failure by us or any restricted subsidiary for 60 days after receipt of written notice given by the trustee or the holders of at least 25% in aggregate principal amount of the notes of such series then issued and outstanding to comply with any of the other agreements under the indenture, (iv) default in any of the aircraft owning entities in respect of obligations in excess of $50.0 million, which holders of such obligation accelerate or demand repayment of amounts due thereunder, (v) failure by us or any significant subsidiary to pay final judgments aggregating in excess of $50.0 million for 60 days after such judgment becomes final, subject to certain non-recourse exceptions, and (vi) certain events of bankruptcy or insolvency with respect to us or a significant subsidiary. As of December 31, 2018, we were not in default under the indentures governing the 2021 Notes or the 2024 Notes.

Certain Covenants. Pursuant to the indentures governing the 2021 Notes and 2024 Notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of our company and transactions with affiliates. We are also subject to certain operating covenants, including reporting requirements. Our failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating.

Secured Borrowings

As of December 31, 2018, we had $2.4 billion aggregate principal amount outstanding on our secured borrowings.

We are subject to restrictive covenants under our secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of our aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

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

Securitization Notes

At December 31, 2018, our subsidiary, B&B Air Funding, had $85.6 million principal amount outstanding on its aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by nine aircraft. The Securitization Notes are non-recourse obligations to us. The final maturity date of the Securitization Notes is November 14, 2033. However, we have given notice that the Securitization Notes will be redeemed at par, plus accrued interest, on March 14, 2019.

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

Redemption. B&B Air Funding may, on any future payment date, redeem the Securitization Notes in whole or from time to time in part for an amount equal to the outstanding principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Redemption prior to acceleration of the Securitization Notes may be of all or any part of the Securitization Notes. Redemption after acceleration of the Securitization Notes upon default may only be for all of the Securitization Notes.

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

Liquidity Facility. In connection with the issuance of the Securitization Notes, B&B Air Funding entered into a revolving credit facility (“Securitization Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Securitization Note Liquidity Facility, advances may be drawn for the benefit of the Securitization Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Securitization Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Securitization Note Liquidity Facility. As of December 31, 2018, B&B Air Funding had not drawn on the Securitization Note Liquidity Facility.

Our obligations under the Securitization Note Liquidity Facility are secured under the security trust agreement on the same basis as other indebtedness of B&B Air Funding.

Nord LB Facility

As of December 31, 2018, we had $108.9 million principal amount outstanding under our non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by five aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually.

Effective on November 14, 2018, we amended each of the loans under the Nord LB Facility to (i) extend the maturity date from November 14, 2018 to January 14, 2020 and (ii) reduce the margin from 3.30% to 1.85%.

Interest Rate. Prior to November 14, 2018, the loans under the Nord LB Facility bore interest at one-month LIBOR plus a margin of 3.30%. Effective as of November 14, 2018, the loans bore interest at one-month LIBOR plus a margin of 1.85%. The blended weighted average interest rate for the Nord LB Facility was 4.29% as of December 31, 2018, excluding the amortization of debt discount and loan cost.

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

Collateral. Borrowings are secured by our equity interests in the subsidiaries that own and lease the financed aircraft, the related leases, maintenance reserves and other deposits. The loans are cross-collateralized and contain cross-default provisions.

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

CBA Facility

We had a recourse debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. Borrowings under the CBA Facility accrued interest at a fixed interest rate.

During the third quarter of 2018, we repaid in full the outstanding principal balance of $44.3 million under the CBA Facility. There was no prepayment penalty associated with such repayment.

Term Loan

As of December 31, 2018, we had $407.8 million principal amount outstanding under our senior secured term loan (the “Term Loan”), which was secured by 29 aircraft and matures in February 2023. Fly has guaranteed all payments under the Term Loan.

Interest Rate. The Term Loan bears interest at three-month LIBOR plus a margin of 2.00%.

Payment Terms. The Term Loan requires quarterly principal payments of $5.6 million. The Term Loan can be repaid in whole or in part without penalty.

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

Magellan Acquisition Limited Facility

As of December 31, 2018, we had $305.2 million principal amount outstanding in loans and notes under our term loan facility (“Magellan Acquisition Limited Facility”), which was secured by nine aircraft. The Magellan Acquisition Limited Facility has a maturity date of December 8, 2025. Fly has guaranteed all payments under this facility.

Interest. The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum. The weighted average interest rate on all outstanding amounts was 4.18% as of December 31, 2018, excluding the amortization of debt discounts and debt issuance costs.

Payment Terms. The facility requires monthly principal payments of $2.2 million.

Collateral. Borrowings are secured by our equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases.

Certain Covenants. The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain an initial loan-to-value ratio of less than or equal to 75% based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers. A violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility. In addition, upon the occurrence of certain conditions including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee.

Default and Remedies. An event of default under the Magellan Acquisition Limited Facility includes a default in respect of our recourse obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

Fly Acquisition III Facility

As of December 31, 2018, we had $190.5 million principal amount outstanding under a revolving credit facility (the “Fly Acquisition III Facility”), which was secured by nine aircraft. The availability period under the Fly Acquisition III Facility expired on February 26, 2019. The facility has a maturity date of February 26, 2022 and all payments are guaranteed by Fly.

Commitment Fees. We paid commitment fees of 0.50% to 0.75% per annum to the lenders on the undrawn amount of our commitment from February 26, 2016 until February 26, 2019.

Interest. The interest rate under the facility is based on one-month LIBOR plus an applicable margin of, (i) from February 26, 2016 through February 26, 2019, 2.00%, (ii) from February 27, 2019 through February 26, 2020, 2.50% and (iii) from February 27, 2020 through the maturity date, 3.00%. The weighted average interest rate on all outstanding amounts was 4.10% as of December 31, 2018, excluding the amortization of debt discounts and debt issuance costs.

Payment Terms. We make scheduled monthly payments of principal on each loan in accordance with a fixed amortization schedule, calculated by dividing each drawdown by the remaining useful life of the associated aircraft.

Certain Covenants. The Fly Acquisition III Facility contains financial and operating covenants, including covenants that Fly maintain a tangible net worth of at least $325.0 million and that Fly Acquisition III maintain a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit maintenance reserves and security deposits received from lessees into accounts pledged to the security trustee.

Default and Remedies. An event of default under the Fly Acquisition III Facility includes a default in respect of our recourse obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

Fly Aladdin Acquisition Facility

On June 15, 2018, we, through our wholly-owned subsidiaries, entered into a recourse term loan facility with a consortium of lenders (the “Fly Aladdin Acquisition Facility”) to finance the acquisition of 29 Airbus A320-200 aircraft on operating leases to the AirAsia Group (see “AirAsia Transactions” above).

The Fly Aladdin Acquisition Facility provided for borrowings of up to $574.5 million, including $143.6 million Series A loans with a final maturity date of June 15, 2020, and $430.9 million Series B loans with a final maturity date of June 15, 2023. We may elect, at any time prior to May 16, 2020, to extend the maturity date in respect of Series A loans having an original principal amount no greater than 40% of the original drawn amount to January 15, 2021. As of December 31, 2018, an aggregate of $467.2 million principal amount was outstanding under the Fly Aladdin Acquisition Facility, including $55.9 million Series A loans and $411.3 million Series B loans, which were secured by 24 aircraft. We paid aggregate arrangement and commitment fees of approximately $9.5 million to the lenders in 2018.

During the fourth quarter of 2018, we prepaid $81.1 million of debt and wrote off approximately $0.9 million of unamortized loan costs and debt discounts as debt extinguishment costs. The aircraft associated with the debt prepayment were sold during the first quarter of 2019.

Interest. The interest rate on the loans is based on three-month LIBOR, plus an applicable margin of 1.50% per annum for the Series A loans, 1.80% per annum for the Series B loans, and 2.50% per annum during the extension period for any Series A loans that we elect to extend. The weighted average interest rate on all outstanding amounts was 4.59% as of December 31, 2018, excluding the amortization of debt discounts and debt issuance costs.

Payment Terms. We make scheduled quarterly payments of principal and interest on each loan in accordance with a fixed amortization schedule.

Collateral. Borrowings are secured by the aircraft and related leases, and our equity and beneficial interests in the aircraft owning and leasing subsidiaries. In addition, we have provided a guaranty of certain of the representations, warranties and covenants under the Fly Aladdin Acquisition Facility (including, without limitation, borrowers’ special purpose covenants), as well as our obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into pledged accounts.

Certain Covenants. The borrowers are required to maintain (i) a debt service coverage ratio of at least 1.15:1.00, (ii) an initial loan-to-value ratio equal to 72.5% and (iii) that 85% of aircraft financed under the facility (a) are on lease, (b) have been subject to a lease in the previous six months or (c) are subject to a letter of intent for a re-lease or sale. The tests in (ii) and (iii) are based on the average of the most recent half-life adjusted current market value of all aircraft financed under the facility, as determined by three independent appraisers on a semi-annual basis. Upon the occurrence of (i) a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, (ii) an event of default that is continuing under the Fly Aladdin Acquisition Facility, or (iii) a default under any mortgage, indenture or instrument under which there is issued, or which secures or evidences, any recourse indebtedness in an aggregate principal amount exceeding $50.0 million, we will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Upon the occurrence of a breach, on any payment date, of the loan-to-value ratio or the utilization test described above, and certain other events, all cash collected will be applied to repay the outstanding principal balance of the Series A and Series B loans until such breach is cured.

The Fly Aladdin Acquisition Facility contains geographic and single lessee concentration limits, which apply upon the acquisition, sale, removal or substitution of an aircraft, as well as aircraft type eligibility for any aircraft substitution. Upon the sale of an aircraft, the borrowers may substitute an Airbus A320 or A321 model aircraft on operating lease to the AirAsia Group into the Fly Aladdin Acquisition Facility subject to certain conditions. The facility also includes certain customary covenants, including reporting requirements. A violation of any of these covenants could result in a default under the Fly Aladdin Acquisition Facility.

Fly Aladdin Engine Funding Facility

On October 24, 2018, we, through our wholly-owned subsidiary, entered into a recourse term loan facility with two lenders (the “Fly Aladdin Engine Funding Facility”) to finance the acquisition of seven engines on operating leases to the AirAsia Group. The facility provided for borrowings of up to $46.0 million. In October 2018, we drew down $43.9 million and paid up-front fees of approximately $0.4 million.

As of December 31, 2018, we had $43.8 million principal amount outstanding under the Fly Aladdin Engine Funding Facility, which was secured by seven engines. Fly has guaranteed all payments under this facility.

Interest. The interest rate for the borrowings is based on an applicable margin of 1.90% per annum over a fixed swap rate and ranges from 4.94% to 4.96% per annum, per engine.

Payment Terms. We are required to make scheduled monthly payments of principal and interest in accordance with an amortization schedule. The loans have maturity dates ranging from December 31, 2021 to April 30, 2022.

Collateral. The loans are secured by the engines and related leases and our equity and beneficial interests in the engine owning entities.

Certain Covenants. The Fly Aladdin Engine Funding Facility contains certain customary covenants, including various reporting requirements. A violation of any of these covenants could result in a default under the facility.

Other Aircraft Secured Borrowings

We have entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of December 31, 2018, we had $807.9 million principal amount outstanding of other aircraft secured borrowings, which were secured by 17 aircraft. Of this amount, $477.5 million was recourse to us. The weighted average interest rate on all outstanding amounts was 4.44% as of December 31, 2018, excluding the amortization of debt discounts and debt issuance costs.

These borrowings are structured as individual loans secured by pledges of our rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from December 2020 to June 2028.

During the third quarter of 2018, we entered into a recourse secured borrowing in the amount of $122.5 million to finance an unencumbered aircraft. We used the loan proceeds to repay the CBA Facility and one other aircraft secured borrowing.

Capital Expenditures

During the year ended December 31, 2018, we purchased 34 narrow-body aircraft and seven engines for an aggregate of $1.1 billion, including an allocated portion of such purchase price to the Portfolio B orderbook value. During the year ended December 31, 2017, we purchased nine narrow-body aircraft and one wide-body aircraft for an aggregate of $456.0 million. During the year ended December 31, 2016, we purchased seven narrow-body aircraft and three wide-body aircraft for an aggregate of $559.3 million.

In addition to aircraft acquisitions, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft. As of December 31, 2018, the weighted average age of our portfolio (excluding aircraft held for sale) was 7.0 years.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Research and Development, Patents and Licenses, etc.

Not applicable.

Off-Balance Sheet Arrangements

Not applicable.

Contractual Obligations

Our long-term contractual obligations as of December 31, 2018 consisted of the following (in thousands):

	2019	2020	2021	2022	2023	Thereafter	Total
Principal payments:
Principal payment under the 2021 Notes	$—	$—	$325,000	$—	$—	$—	$325,000
Principal payment under the 2024 Notes	—	—	—	—	—	300,000	300,000
Principal payments under the Securitization Notes (1)	60,378	3,980	8,525	12,701	—	—	85,584
Principal payments under the Nord LB Facility	45,268	63,614	—	—	—	—	108,882
Principal payments under the Term Loan	22,404	22,404	22,404	22,404	318,152	—	407,768
Principal payments under the Magellan Acquisition Limited Facility	26,542	26,542	26,542	26,542	26,542	172,516	305,226
Principal payments under the Fly Acquisition III Facility	33,752	13,157	23,966	119,582	—	—	190,457
Principal payments under the Aladdin Acquisition Facility	43,689	78,472	35,548	37,250	272,220	—	467,179
Principal payments under the Aladdin Engine Funding Facility	1,490	1,565	32,240	8,534	—	—	43,829
Principal payments under Other Aircraft Secured Borrowings	81,159	94,085	83,816	105,367	248,448	195,007	807,882
Total principal payments	314,682	303,819	558,041	332,380	865,362	667,523	3,041,807
Interest payments:
Interest payments under the 2021 Notes and 2024 Notes	36,469	36,469	32,152	15,750	15,750	12,469	149,059
Interest payments under secured borrowings (2)	90,253	77,300	68,519	53,472	30,884	26,596	347,024
Total interest payments	126,722	113,769	100,671	69,222	46,634	39,065	496,083
Purchase price of Portfolio B aircraft in the AirAsia Transactions (3)	200,839	303,000	555,744	—	—	—	1,059,583
Acquisition fees related to Portfolio B in the AirAsia Transactions (3)	3,013	4,545	8,336	—	—	—	15,894
Disposition fees on flight equipment held for sale	5,264	—	—	—	—	—	5,264
Payments to BBAM and its affiliates under our management agreement (4)	9,561	9,561	9,561	9,561	9,561	62,146	109,951
Payments to BBAM and its affiliates under our administrative services and servicing agreements (5)	16,106	14,887	12,976	10,889	8,810	24,641	88,309
Total	$676,187	$749,581	$1,245,329	$422,052	$930,367	$793,375	$4,816,891

(1)
Principal payments under the Securitization Notes are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Future principal payment amounts are estimated based upon existing leases and current re-leasing assumptions. Assumes debt will be fully repaid on December 14, 2022. On February 12, 2019, B&B Air Funding issued a notice of redemption to redeem the Securitization Notes in whole for an amount equal to the outstanding principal amount, with any accrued and unpaid interest, on March 14, 2019.

(2)	For variable rate borrowings based on LIBOR plus the applicable margin, LIBOR is assumed to remain at the current rate in effect at year end through the term of the loan.
(3)	Assumes aircraft are purchased in May, September, November and December 2019, July 2020 and July 2021.
(4)	Assumes automatic extension for one additional term of five years to June 30, 2030. Also assumes the net book value of aircraft at December 31, 2018 remains constant in future periods.
(4)	Amounts in the table reflect the application of these servicing fees to our aircraft at December 31, 2018.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is West Pier Business Campus, Dun Laoghaire, County Dublin, A96 N6T7, Ireland. Our telephone number at that address is +353 1 231-1900.

Name	Age	Position
Colm Barrington	73	Chief Executive Officer and Director
Julie Ruehl	53	Chief Financial Officer
Joseph M. Donovan	64	Director and Chairman
Erik G. Braathen	63	Director
Eugene McCague	60	Director
Robert S. Tomczak	57	Director
Susan M. Walton	58	Director
Steven Zissis	59	Director

Colm Barrington has been our chief executive officer and a member of our board of directors since May 2007. Mr. Barrington has over 40 years of experience in the global aviation industry, having started his aviation career in 1967 at Ireland’s national airline, Aer Lingus. In 1979, he joined GPA Group plc where he held various senior positions, including chief operating officer. In 1993, Mr. Barrington oversaw the successful integration of GPA Group plc and GE Capital Aviation Services (GECAS). In 1994, he joined Babcock & Brown Limited working in aircraft and lease management and arranging cross border lease financings of commercial aircraft. In September 2015, Mr. Barrington retired after seven years as the non-executive Chairman of the Board of Directors of Aer Lingus plc, following the sale of Aer Lingus to International Consolidated Airlines Group (IAG). Mr. Barrington is a non-executive director of Hibernia REIT plc and is Vice Chairman and a non-executive director of Finnair plc. Mr. Barrington received a BA and an MA in Economics from University College Dublin and a public administration degree from the Institute of Public Administration, also in Dublin.

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

Robert S. Tomczak has been a member of our board of directors since April 2010. Mr. Tomczak is a Senior Vice President and the Chief Financial Officer of BBAM LP and leads BBAM’s accounting, finance and contract management teams and has over 25 years of experience in the aircraft leasing industry. From 1987 to 2010, Mr. Tomczak was a Finance Director at Babcock & Brown. Prior to joining Babcock & Brown in 1987, Mr. Tomczak worked for Arthur Andersen & Co. He graduated from California State University East Bay with a degree in Finance and Accounting.

Susan M. Walton has been a member of our board of directors since June 2007. Ms. Walton is currently the Chief Executive Officer of the Pestalozzi International Village Trust, a charity registered in England and Chief Executive Officer of Pestalozzi Enterprises Limited. Until September 2010, Ms. Walton was a Sub-Regional Director of the environmental charity Groundwork London. Prior thereto, Ms. Walton was the Chief Executive of Hampshire & Isle of Wight Wildlife Trust (“HWT”), a leading wildlife conservation charity in England, where she was responsible for biodiversity projects in two counties and developing partnerships with key stakeholder groups. Prior to joining HWT in 2006, she served as General Manager — Structured Finance and Export Credit, for Rolls-Royce Capital Limited for nine years. Ms. Walton was also a Principal at Babcock & Brown from 1989 to 1997 where she was responsible for producing and implementing Babcock & Brown’s annual European Aerospace marketing plan. Ms. Walton is a trustee for the Sussex East Area Meeting of Quakers, a trustee of Raystede Animal Sanctuary and a member of the Corporation of Sussex Coast College Hastings. Ms. Walton holds a degree in Environmental Conservation from Birkbeck College, University of London.

Steven Zissis was previously our chairman and has been a member of our board of directors since June 2007. Mr. Zissis is the President and Chief Executive Officer of BBAM LP. Mr. Zissis was the Head of Aircraft Operating Leasing at Babcock & Brown and has over 25 years of experience in the aviation industry. Prior to joining Babcock & Brown in 1990, Mr. Zissis was a vice president of Citibank, where he was also a founder and manager of the Portfolio Acquisition and Divestiture team. Mr. Zissis graduated from Rhodes College with a degree in Finance and International Studies.

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

We paid to our directors aggregate cash compensation of $0.6 million for services rendered in 2018. We do not have a retirement plan for our directors.

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

We have a 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. We have issued all shares available under the 2010 Plan. At December 31, 2018, there were 796,980 SARs outstanding and exercisable. The Company satisfies SAR exercises with newly issued ADSs.

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

Share Ownership

Other than as disclosed in Item 7 below, none of our directors or executive officers beneficially own more than 1% of our outstanding common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as of February 15, 2019:

	Shares Beneficially Owned
Name	Number	Percent
AirAsia Group Berhad (1)	3,333,333	10.2%
Onex Corporation (2)	3,110,143	9.5%
Donald Smith & Co., Inc. (3)	2,670,572	8.2%
Summit Aviation Partners LLC (4)	2,195,864	6.7%
Morgan Stanley (5)	1,770,913	5.4%

(1)
The information above and in this footnote is based on information taken from the Schedule 13G filed by AirAsia Group Berhad with the SEC on September 4, 2018. AirAsia Group Berhad has sole voting and dispositive power over 3,333,333 ADSs.

(2)
The information above and in this footnote is based on information taken from the Schedule 13G/A filed by Onex Corporation, Onex Partners III GP LP, Onex Partners GP Inc., Onex US Principals LP, Onex American Holdings GP LLC, Onex American Holdings II LLC, Onex Partners III PV LP, Onex Partners III Select LP, Onex Partners III LP, New PCo II Investments Ltd., Meridian Aviation Partners Limited, Onex ATR S.a.r.l., ATR Aviation Holdings I Corporation, Onex Partners III International LP , Onex Partners III International GP LP, Onex Partners III International GP LLC, Onex Partners Canadian GP Inc., and Gerald W. Schwartz (collectively, the “Onex Reporting Persons”) with the SEC on February 15, 2019. Onex Corporation has shared voting and dispositive power over 3,094,399 ADSs. Gerald W. Schwartz has shared voting and dispositive power over 3,110,143 ADSs.

(3)
The information above and in this footnote is based on information taken from the Schedule 13G filed by Donald Smith & Co., Inc., Donald Smith Long/Short Equities Fund, L.P., Jon Hartsel, Kamal Shah and John D. Piermont with the SEC on February 8, 2019. Donald Smith & Co., Inc. has sole voting power over 2,429,829 ADSs and sole dispositive power over 2,670,572 ADSs. Donald Smith Long/Short Equities Fund, L.P. has sole voting power over 8,395 ADSs and sole dispositive power over 2,670,572 ADSs. Jon Hartsel has sole voting power over 4,000 ADSs and sole dispositive power over 2,670,572 ADSs. Kamal Shah has sole voting power over 2,500 ADSs and sole dispositive power over 2,670,572 ADSs. John D. Piermont has sole voting power over 2,000 ADSs and sole dispositive power over 2,670,572 ADSs.

(4)
The information above and in this footnote is based on information taken from the Schedule 13D/A filed by Steven Zissis, Zissis Family Trust, Summit Aviation Partners LLC and SZ Services Puerto Rico LLC with the SEC on July 20, 2018, and from information independently provided to us by Mr. Zissis. Steven Zissis and Zissis Family Trust have shared voting and dispositive power over 2,195,864 ADSs. Summit Aviation Partners LLC has shared voting and dispositive power over 1,610,717 ADSs. SZ Services Puerto Rico LLC has shared voting and dispositive power over 487,708 ADSs.

(5)
The information above and in this footnote is based on information taken from the Schedule 13G/A filed by Morgan Stanley with the SEC on February 12, 2019. Morgan Stanley has shared voting power over 1,599,624 ADSs and shared dispositive power over 1,770,913 ADSs.

All ADS holders have the same voting rights.

As of February 28, 2019, 8,034,238 of our ADSs were held by 29 holders of record in the United States, not including ADSs held of record by Depository Trust Company, or DTC. As of February 28, 2019, DTC was the holder of record of 24,615,781 ADSs. To the best of our knowledge, 2,228,906 ADSs were beneficially owned by holders with U.S. addresses.

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

On February 1, 2017, B&B Air Funding amended its servicing agreement with respect to aircraft financed by the Securitization Notes. See “Servicing Agreements — B&B Air Funding — Servicing Agreement.” On February 1, 2017, we amended the management agreement with the Manager to accommodate the changes to the servicing and administrative fees relating to the aircraft financed by the Securitization Notes. See “Management Agreement.”

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

In 2018, we paid our Manager origination fees of $16.1 million in connection with the purchase of 34 aircraft and seven engines. In 2017, we paid our Manager origination fees of $6.8 million in connection with the purchase of ten aircraft. In 2016, we paid our Manager origination fees of $8.4 million in connection with the purchase of ten aircraft.

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

In each of 2018 and 2017, we paid the Manager administrative agency fees totaling $0.2 million, which amounts were credited toward servicing fees paid pursuant to the servicing agreement between B&B Air Funding and BBAM. In 2016, we paid the Manager administrative agency fees totaling $0.9 million.

Adjusting the Base Fees and Administrative Agency Fees. The amount of the base fee payable and the amount of the administrative agency fee payable for each aircraft securitization financing we establish will be increased (but not decreased) annually by the percentage movement (if any) in the CPI index applicable for the previous calendar year.

Ancillary Management and Administrative Services

We may pay to our Manager such additional fees for any ancillary management and administrative services provided by our Manager to us from time to time as we and our Manager agree to before the ancillary management and administrative services are provided. We did not pay any ancillary management and administrative services fee to our Manager in 2018, 2017 or 2016.

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

Break Fees

Our Manager is entitled to one-third of the value of any break, termination or other similar fees received by us (with such value to be reduced by any third-party costs incurred by or on behalf of us or by our Manager on behalf of us in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by us in any aircraft or other aviation assets. We did not pay any break fees to our Manager in 2018, 2017 or 2016.

Expenses of the Manager

We pay an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to us. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of our aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of our aircraft portfolio in excess of $2.0 billion, with a minimum annual management fee of $5.0 million. The management fee is subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year. For the year ended December 31, 2018, we incurred management fees of $7.3 million. For each of the years ended December 31, 2017 and 2016, we incurred management fees of $6.3 million.

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

SERVICING AGREEMENTS

Our subsidiaries have entered into servicing agreements with BBAM relating to the aircraft and engines owned by them. The principal services provided by BBAM pursuant to these servicing agreements relate to:

●	lease marketing and remarketing, including lease negotiation;

●
collecting rental payments and other amounts due under leases, collecting maintenance payments where applicable, lease compliance and enforcement and delivery and accepting redelivery of aircraft and engines under lease;

●	implementing aircraft and engine dispositions;

●	monitoring the performance of maintenance obligations of lessees under the leases;

●
procuring legal and other professional services with respect to the lease, sale or financing of the aircraft or engines, any amendment or modification of any lease, the enforcement of our rights under any lease, disputes that arise as to any aircraft or engines or for any other purpose that BBAM reasonably determines is necessary in connection with the performance of its services;

●	periodic reporting of operational information relating to the aircraft and engines, including providing certain reports to lenders and other third parties; and

●	certain aviation insurance related services.

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

For the years ended December 31, 2018, 2017 and 2016, BBAM received rent and servicing fees pursuant to the B&B Air Funding servicing agreement totaling $0.8 million, $0.9 million and $2.4 million, respectively. In addition, for the year ended December 31, 2016, BBAM received $0.2 million for the annual CPI adjustment made to such fees pursuant to the management agreement. BBAM also received administrative fees totaling $0.2 million during each of the years ended December 31, 2018 and 2017. BBAM received administrative fees totaling $0.9 million during the year ended December 31, 2016.

For each of the years ended December 31, 2018 and 2017, B&B Air Funding incurred no disposition fees. For the year ended December 31, 2016, B&B Air Funding incurred disposition fees of $2.0 million in connection with the sale of nine aircraft.

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

All Other Aircraft and Aviation Assets Acquired – Servicing Agreements

With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per month per aircraft. Under the Term Loan, the Magellan Acquisition Limited Facility, the Fly Acquisition III Facility and the Fly Aladdin Acquisition Facility, BBAM is entitled to an administrative fee of $10,000 per month. Under the Fly Aladdin Engine Funding Facility, BBAM is entitled to receive a servicing fee equal to 3.5% of monthly rents actually collected and an administrative fee equal to $1,000 per month. In addition, BBAM is entitled to receive a sales fee of 1.5% of the gross consideration collected for any aircraft or engine sold.

For the years ended December 31, 2018, 2017 and 2016, BBAM received servicing and administrative fees totaling $14.7 million, $12.0 million and $11.3 million, respectively.

For the years ended December 31, 2018, 2017 and 2016, we incurred disposition fees of $3.1 million, $0.3 million and $5.5 million, respectively, in connection with the sale of aircraft.

These servicing agreements can generally be terminated by us in the case of a material breach by the servicer that is not cured within 30 days of written notice, the bankruptcy or insolvency of the servicer or if the servicer ceases to be actively involved in the aircraft leasing business. Some servicing agreements require the consent of the lender providing financing for the relevant aircraft prior to termination. It is our intention to enter into substantially similar servicing agreements with respect to all future aircraft and aviation assets that we acquire.

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

Dividends

No dividends were paid in 2018, 2017 or 2016.

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

16)
First Amendment to Purchase Agreement dated December 28, 2012 by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein. See Item 7, “Major Shareholders and Related Party Transactions.”

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

49)
Share Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited, Fly Leasing Limited and AirAsia Berhad. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

50)
Aircraft Sale and Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

51)
Aircraft Sale and Purchase Option Agreement, dated April 26, 2018, but having effect between the parties as of February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

52)
Amended and Restated Commitment Letter, dated May 1, 2018, between BNP Paribas, Citibank, N.A., Commonwealth Bank of Australia, Singapore Branch, Deutsche Bank AG, Singapore Branch and Fly Leasing Limited. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

53)	Equity Commitment Letter, dated February 28, 2018, between Meridian Aviation Partners Limited and Fly Leasing Limited. See Item 7, “Major Shareholders and Related Party Transactions.”

54)	Equity Commitment Letter, dated February 28, 2018, between Summit Aviation Holdings LLC and Fly Leasing Limited. See Item 7, “Major Shareholders and Related Party Transactions.”

55)
Amended and Restated Purchase Commitment Letter (Portfolio C Aircraft and Portfolio D Aircraft), dated May 3, 2018, but having effect between the parties as of February 28, 2018, between Fly Leasing Limited and Nomura Babcock & Brown Co., Ltd. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

56)
Amended and Restated Delivery Side Letter (Portfolio C and Portfolio D), dated May 3, 2018, but having effect between the parties as of February 28, 2018, between Fly Leasing Limited and Incline B Aviation Limited Partnership. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

57)	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Meridian Aviation Partners Limited. See Item 7, “Major Shareholders and Related Party Transactions.”

58)	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Summit Aviation Holdings LLC. See Item 7, “Major Shareholders and Related Party Transactions.”

59)	Registration Rights Agreement, dated July 18, 2018, among Fly Leasing Limited and shareholders named therein. See Item 7, “Major Shareholders and Related Party Transactions.”

60)	Subscription Agreement, dated July 18, 2018, among Fly Leasing Limited, AirAsia Group Berhad and AirAsia Berhad. See Item 7, “Major Shareholders and Related Party Transactions.”

61)	Registration Rights Agreement, dated July 18, 2018, between Fly Leasing Limited and AirAsia Group Berhad. See Item 7, “Major Shareholders and Related Party Transactions.”

62)
Fly SPA Amendment Agreement (No. 1) dated July 11, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

63)
Fly SPA Amendment Agreement (No. 2) dated July 18, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

64)
Servicing Agreement dated June 15, 2018, among BBAM Aviation Services Limited, BBAM US LP, Fly Aladdin Funding Limited, Fly Aladdin MaltaCo Limited and each Borrower Group Company that becomes a party thereto. See Item 7 “Related Party Transactions —Servicing Agreement.”

65)
Senior Secured Credit Agreement dated June 15, 2018, among Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta, the lenders party thereto, Wilmington Trust (London) Limited, as Security Trustee and BNP Paribas, as Administrative Agent. See Item 5 “Liquidity and Capital Resources – Financing – Fly Aladdin Acquisition Facility.” See Item 5 “Liquidity and Capital Resources—Financing—Fly Aladdin Engine Funding Facility.”

66)
Borrower Parent Security Agreement dated June 15, 2018, between Fly Aladdin Holdings Limited, as Grantor and Wilmington Trust (London) Limited, as Security Trustee. See Item 5 “Liquidity and Capital Resources – Financing – Fly Aladdin Acquisition Facility.”

67)
Co-Borrower Security Agreement dated June 15, 2018, between Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta and Wilmington Trust (London) Limited, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Fly Aladdin Acquisition Facility.”

68)	Deed of Limited Guaranty dated June 15, 2018, by Fly Leasing Limited. See Item 5 “Liquidity and Capital Resources—Financing—Fly Aladdin Engine Funding Facility.”

69)
Amendment to Senior Secured Credit Agreement dated July 19, 2018, among Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta, the lenders, Wilmington Trust (London) Limited, as Security Trustee and BNP Paribas, as Administrative Agent. See Item 5 “Liquidity and Capital Resources – Financing – Fly Aladdin Acquisition Facility.” See Item 5 “Liquidity and Capital Resources—Financing—Fly Aladdin Acquisition Facility.”

70)
Omnibus Agreement No. 1 [Fly 2016A Warehouse] dated as of December 15, 2017 among Fly Acquisition III Limited, the Lenders party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Fly Acquisition III Facility.”

71)
Amendment No. 2 [Fly 2016A Warehouse] dated as of September 6, 2018 among Fly Acquisition III Limited, the Lenders party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Fly Acquisition III Facility.”

72)
Purchase Agreement dated November 30, 2018 among the sellers identified therein, Horizon Aircraft Finance I Limited, Horizon Aircraft Finance I LLC and the other purchasers identified therein. See Item 5, “Operating and Financial Review and Prospects.”

73)
Form of Loan Amendment Letter Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. See Item 5, “Liquidity and Capital Resources—Financing—Nord LB Facility.”

Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at West Pier Business Campus, Dun Laoghaire, County Dublin, A96 N6T7, Ireland. Electronic copies of these documents, including the related exhibits and schedules, and any documents we file with the SEC without charge at the SEC’s website, http://www.sec.gov.

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

For the year ended 2018, the Universal Social Charge will apply to all income where an individual has income in excess of €13,000. The Universal Social Charge applies at four different rates1 for 2018 as follows:

·	0.5% on the first €12,012;

·	2% on the next €7,360;

·	4.75% on the next €50,672 and

·	8% on the aggregate income in excess of €70,044.

There is also a Universal Social Charge surcharge of 3% on individuals in receipt of non-PAYE income that exceeds €100,000 in a year.

Currently, individual Irish Holders may also, depending on their circumstances, be subject to Pay Related Social Insurance (PRSI) contributions of up to 4% in respect of dividend income.

Corporate Irish Holders generally will not be subject to Irish corporation tax in respect of dividends received from Fly.

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

Taxation of Capital Gains

Irish Holders. Irish Holders that acquire shares will generally be considered, for Irish tax purposes, to have acquired their shares at a base cost equal to the amount paid for shares. On subsequent dispositions, shares acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before shares acquired at a later time. Irish Holders that dispose of their shares will generally be subject to Irish capital gains tax (CGT) to the extent that the proceeds realized from such disposition exceed the base cost of the common shares or ADSs disposed of and any incidental expenses. Disposals are subject to CGT at 33%. Unutilized capital losses from other sources generally can be used to reduce gains realized on the disposal of our shares.

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

Special rules with regard to residence apply where an individual is not domiciled in Ireland. CAT is charged at a flat rate of 33% for gifts or inheritances and there are various thresholds before the tax becomes applicable. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

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

For purposes of this discussion, a “U.S. Holder” is (1) a citizen or resident of the United States; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust which (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of our shares that is not a U.S. Holder and who, in addition, is not (1) a partnership or other fiscally transparent entity; (2) an individual present in the United States for 183 days or more in a taxable year who meets certain other conditions; or (3) subject to rules applicable to certain expatriates or former long-term residents of the United States. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase the shares. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States. Investors should consult their own tax advisors regarding the application of the U.S. federal tax rules, including the impact of the tax reform legislation enacted on December 22, 2017 known as the Tax Cuts and Jobs Act (the “TCJA”), to their particular circumstances as well as the state, local, non-U.S. and other tax consequences to them of the acquisition, ownership and disposition of our shares. For U.S. tax purposes holders of our ADSs are treated as if they hold the underlying common shares represented by the ADSs.

Taxation of U.S. Holders of Shares

We expect that we will be treated as a PFIC for U.S. federal income tax purposes for the current taxable year and for the foreseeable future and that U.S. Holders of shares will be subject to the PFIC rules, as summarized below. However, no assurance can be given that we (or any of our subsidiaries or any investment) will or will not be considered a PFIC in the current or future years. The determination of whether or not we are a PFIC is a factual determination that is made annually (after the close of each taxable year) based on the types of income we earn and the value of our assets, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we are or are not a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. If we (or any of our subsidiaries) are currently or were to become a PFIC, U.S. Holders of shares would be subject to special rules and a variety of potentially adverse tax consequences under the Code.

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

It is also possible that one or more of our subsidiaries is or will become a PFIC. Such determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of a subsidiary’s income, as well as the market valuation and nature of a subsidiary’s assets. In such case, assuming a U.S. Holder does not receive from such subsidiary the information that the U.S. Holder needs to make a QEF election with respect to such a subsidiary, a U.S. Holder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC (including through a sale of our shares). There is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC, or that the lower-tier PFIC will provide the required information for a U.S. Holder to make or maintain a QEF election with respect to such lower-tier PFIC. In addition, a mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are advised to consult with their tax advisors regarding the tax issues raised by lower-tier PFICs.

In 2018 we made an investment in Horizon I Limited, an entity that we expect to be treated as a PFIC for U.S. federal income tax purposes.  As such, U.S. Holders may need to make a QEF election with respect to this lower-tier PFIC with their 2018 tax returns.  However, there is no assurance that we will cause the lower-tier PFIC to provide the required information for a U.S. Holder to make the timely QEF election for the 2018 tax year.  Further, with respect to this investment in the lower-tier PFIC, there is no assurance that we will have timely knowledge of the status of this lower-tier PFIC on an annual basis, or that we will cause the lower-tier PFIC to provide the required information for a U.S. Holder to maintain the QEF election.  U.S. Holders are advised to consult with their tax advisors regarding the tax issues raised by this investment.

You should consult your tax advisor about the PFIC rules, including the advisability of making a QEF election or mark-to-market election.

In addition, a U.S. Holder that is an individual (and, under proposed regulations, an entity that meets certain requirements), may be subject to certain reporting obligations with respect to shares and if the aggregate value of these and certain other “specified foreign financial assets” exceeds $50,000. If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply and the period of limitations on assessment and collection of United States federal income taxes may be extended if holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation to file annually FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) as a result of holding shares. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of shares.

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

As noted above, on December 22, 2017 the U.S. government enacted a comprehensive tax reform legislation commonly referred to as the TCJA.  The TCJA amended the Internal Revenue Code to reduce tax rates and modify credits, and deductions for individuals and businesses. We have considered the provisions of the TCJA and believe that they do not alter the U.S. tax treatment as identified above.

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

Information Reporting and Backup Withholding for Non-U. S. Holders

Information reporting to the United States and backup withholding to the IRS generally would not be required for dividends paid on our shares or proceeds received upon the sale, exchange or redemption of our shares to Non-U.S. Holders who hold or sell our shares through the non-U.S. office of a non-U.S. related broker or financial institution. Information reporting and backup withholding may apply if shares are held by a Non-U.S. Holder through a U.S., or U.S.-related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. Holder fails to establish an exemption from information reporting and backup withholding by certifying such holder’s status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

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

Taxation of Fly and Our Subsidiaries

Although Fly’s income is primarily subject to corporate tax in Ireland, part of our income is also subject to taxation in France, Labuan, Singapore, Australia and Malta.

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

Each year we have qualified for the benefits of the U.S. and Ireland tax treaty (the “Irish Treaty”), and we expect to be a qualified resident under the Irish treaty. No assurances can be given, however, that we will continue to qualify for the benefits of the Irish Treaty or that we will not in the future be treated as maintaining a permanent establishment in the United States or having income that is effectively connected with the conduct of a trade or business in the United States. In order for us and our subsidiaries to be eligible for the benefits of the Irish Treaty for a particular fiscal year, we must each satisfy the requirements of Article 23 (Limitation on Benefits) of the Irish Treaty for that fiscal year. We will be eligible for the benefits of the Irish Treaty if the principal class of our shares is substantially and regularly traded on one or more recognized stock exchanges. Our shares will be considered substantially and regularly traded on one or more recognized stock exchanges in a fiscal year if (1) trades in such shares are effected on such stock exchanges in more than de minimis quantities during every quarter; and (2) the aggregate number of shares traded on such stock exchanges during the previous fiscal year is at least 6% of the average number of shares outstanding during that taxable year. We satisfied this requirement for each of the years since our inception. If our shares cease to be treated as regularly traded, then we may no longer be eligible for the benefits of the Irish Treaty. Our subsidiaries and investees that are Irish tax-resident, including Fly-Z/C Aircraft Limited, will be eligible for benefits under the Irish Treaty if we hold, directly or indirectly, 50% or more of the vote and value of the subsidiary and we meet the regularly traded test described above.

If we or any subsidiary were not entitled to the benefits of the Irish Treaty, any income that we or that subsidiary earns that is treated as effectively connected with a trade or business in the United States, either directly or through agents, would be subject to tax in the United States at a rate of 21%. In addition, we or that subsidiary would be subject to the U.S. federal branch profits tax at a rate of 30% on its effectively connected earnings and profits, considered distributed from the U.S. business. In addition, if we did not qualify for the Irish Treaty benefits, certain U.S. source rental income not connected with a U.S. trade or business could be subject to withholding tax of 30% and certain U.S. source gross transportation income could be subject to a 4% gross transportation tax if an exemption did not apply.

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

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations. As of December 31, 2018, we had 108 lease agreements (excluding lease agreements associated with aircraft classified as held for sale), 98 of which require the payment of a fixed rent amount during the lease term, and the remaining 10 require a floating rent amount based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swap contracts will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This hypothetical disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $18.2 million, and would have increased or decreased our revenues by $5.6 million on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads, and measures of volatility. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income, net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item or that do not qualify for hedge accounting treatment are recognized directly into income. As of December 31, 2018, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $7.9 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $26.6 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $28.2 million. As of December 31, 2018, the fair market value of our interest rate swap derivative assets, excluding accrued interest, was $3.2 million. A 100 basis-point increase in the interest rate would increase the fair market value of our derivative assets by approximately $7.9 million. A 100 basis-point decrease in the interest rate would reduce the fair market value of our derivative assets by approximately $8.2 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. We have two leases pursuant to which we receive a portion of the rent amount in Euros. In 2018, we entered into a cross currency swap contract to mitigate our exposure to foreign currency exchange fluctuations in conjunction with one of these leases. As of December 31, 2018, the fair value of our cross currency swap derivative asset, excluding accrued rent, was $2.7 million. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate would decrease or increase the fair value of our derivative asset by approximately $6.0 million, respectively. For the other Euro denominated lease, a 10% increase or decrease in the Euro to U.S. Dollar exchange rate would increase or decrease the annual rental revenue by $0.3 million, respectively.

As of December 31, 2018, we had one other aircraft secured borrowing denominated in Euros. During the year ended December 31, 2018, we recorded an unrealized foreign currency exchange gain of $1.0 million associated with this borrowing, resulting primarily from an increase in value of the U.S. Dollar relative to the Euro. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate on the Euro denominated borrowing at December 31, 2018 would have resulted in a $1.9 million unrealized foreign exchange loss or gain, respectively.

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

(a) Disclosure Controls and Procedures

As of December 31, 2018, an evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management of Fly Leasing Limited is responsible for establishing and maintaining adequate internal control over financial reporting for our company. With the participation of our Chief Executive Officer and our Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

Our independent auditor, Deloitte & Touche LLP, a registered public accounting firm, has issued their report which is included below.

(c) Report of the Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of
Fly Leasing Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Fly Leasing Limited and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2018, of the Company and our report dated March 12, 2019 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
March 12, 2019

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our principal accountants for the years ended December 31, 2018 and 2017 were Deloitte & Touche LLP.

The table below summarizes the fees for professional services rendered by Deloitte & Touche LLP for the audit of our annual financial statements for the years ended December 31, 2018 and 2017, respectively, and fees billed for other services rendered (in thousands):
	Years ended
	2018		2017
	Amount	%	Amount	%
Audit fees	$2,187	91%	$1,803	73%
Tax fees	228	9%	304	11%
All other fees	3	—	269	16%
Total	$2,418	100%	$2,376	100%

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

In November 2018, our board of directors approved a $50.0 million share repurchase program expiring in December 2019. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. No shares were repurchased in 2018.

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

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of
Fly Leasing Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fly Leasing Limited and subsidiaries (the “Company”) as of December 31, 2018, and 2017, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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
March 12, 2019

We have served as the Company’s auditor since 2015.

Fly Leasing Limited
Consolidated Balance Sheets

AT DECEMBER 31, 2018 AND 2017
(Dollars in thousands, except par value data)

	December 31,
	2018	2017

Assets
Cash and cash equivalents	$180,211	$329,105
Restricted cash and cash equivalents	100,869	127,710
Rent receivables	9,307	2,059
Investment in finance lease, net	12,822	13,946
Flight equipment held for sale, net	259,644	—
Flight equipment held for operating lease, net	3,228,018	2,961,744
Maintenance rights, net	298,207	131,299
Deferred tax asset, net	6,505	9,943
Fair value of derivative assets	5,929	2,643
Other assets, net	124,960	17,166
Total assets	$4,226,472	$3,595,615
Liabilities
Accounts payable and accrued liabilities	$23,146	$18,305
Rentals received in advance	21,322	14,968
Payable to related parties	4,462	2,084
Security deposits	60,097	49,689
Maintenance payment liability, net	292,586	244,151
Unsecured borrowings, net	617,664	615,922
Secured borrowings, net	2,379,869	2,029,675
Deferred tax liability, net	36,256	30,112
Fair value of derivative liabilities	8,558	7,344
Other liabilities	80,402	39,656
Total liabilities	3,524,362	3,051,906
Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 32,650,019 and 27,983,352 shares issued and outstanding at December 31, 2018 and 2017, respectively	33	28
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	549,123	479,637
Retained earnings	154,347	68,624
Accumulated other comprehensive loss, net	(1,393)	(4,580)
Total shareholders’ equity	702,110	543,709
Total liabilities and shareholders’ equity	$4,226,472	$3,595,615

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income (Loss)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Dollars in thousands, except per share data)

	Years ended
	2018	2017	2016
Revenues
Operating lease revenue	$399,514	$346,894	$313,582
Finance lease revenue	675	731	2,066
Equity earnings (loss) from unconsolidated subsidiary	(54)	496	530
Gain on sale of aircraft	13,398	3,926	27,195
Interest and other income	4,766	1,204	1,666
Total revenues	418,299	353,251	345,039
Expenses
Depreciation	144,084	133,227	120,452
Aircraft impairment	—	22,000	96,122
Interest expense	144,742	127,782	123,161
Selling, general and administrative	31,185	30,671	30,077
Loss (gain) on derivatives	(2,382)	(192)	91
Loss on modification and extinguishment of debt	2,474	23,309	9,246
Maintenance and other costs	2,547	2,524	2,279
Total expenses	322,650	339,321	381,428
Net income (loss) before provision (benefit) for income taxes	95,649	13,930	(36,389)
Provision (benefit) for income taxes	9,926	11,332	(7,277)
Net income (loss)	$85,723	$2,598	$(29,112)
Weighted average number of shares:
Basic	29,744,083	30,307,357	33,239,001
Diluted	29,783,904	30,353,425	33,239,001
Earnings (loss) per share:
Basic	$2.88	$0.09	$(0.88)
Diluted	$2.88	$0.09	$(0.88)

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Comprehensive Income (Loss)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Dollars in thousands)

	Years ended
	2018	2017	2016
Net income (loss)	$85,723	$2,598	$(29,112)
Other components of comprehensive income (loss), net of tax:
Change in fair value of derivatives, net of deferred tax (1)	(530)	3,926	5,036
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax (2)	—	—	(10)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax (3)	3,717	1,239	729
Comprehensive income (loss)	$88,910	$7,763	$(23,357)

(1)
The associated deferred tax benefit for the year ended December 31, 2018 was $0.7 million. The associated deferred tax expense was $0.6 million and $0.7 million for the years ended December 31, 2017 and 2016, respectively.

(2)	The associated deferred tax benefit was $1,000 for the year ended December 31, 2016.
(3)	The associated deferred tax expense was $0.3 million, $0.2 million and $0.1 million for the years ended December 31, 2018, 2017 and 2016, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Shareholders’ Equity

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Dollars in thousands)

	Manager Shares		Common Shares		Additional		Accumulated Other	Total
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive Loss, net	Shareholders’ Equity
Balance December 31, 2015	100	$—	35,671,400	$36	$577,290	$95,138	$(15,500)	$656,964
Shares repurchased	—	—	(3,414,960)	(4)	(40,368)	—	—	(40,372)
Net loss	—	—	—	—	—	(29,112)	—	(29,112)
Net change in the fair value of derivatives, net of deferred tax of $0.7 million (1)	—	—	—	—	—	—	5,036	5,036
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax of $1,000 (1)	—	—	—	—	—	—	(10)	(10)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.1 million (1)	—	—	—	—	—	—	729	729
Balance December 31, 2016	100	$—	32,256,440	$32	$536,922	$66,026	$(9,745)	$593,235
Shares issued in connection with SARs exercised	—	—	1,481	—	—	—	—	—
Shares repurchased	—	—	(4,274,569)	(4)	(57,285)	—	—	(57,289)
Net income	—	—	—	—	—	2,598	—	2,598
Net change in the fair value of derivatives, net of deferred tax of $0.6 million (1)	—	—	—	—	—	—	3,926	3,926
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.2 million (1)	—	—	—	—	—	—	1,239	1,239
Balance December 31, 2017	100	$—	27,983,352	$28	$479,637	$68,624	$(4,580)	$543,709
Shares issued in connection with AirAsia Transactions (2)	—	—	4,666,667	5	69,486	—	—	69,491
Net income	—	—	—	—	—	85,723	—	85,723
Net change in the fair value of derivatives, net of deferred tax of $0.7 million (1)	—	—	—	—	—	—	(530)	(530)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.3 million (1)	—	—	—	—	—	—	3,717	3,717
Balance December 31, 2018	100	$—	32,650,019	$33	$549,123	$154,347	$(1,393)	$702,110

(1)	See Note 11 to Notes to Consolidated Financial Statements.
(2)	See Note 14 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Dollars in thousands)

	Years ended
	2018	2017	2016
Cash Flows from Operating Activities
Net income (loss)	$85,723	$2,598	$(29,112)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Finance lease revenue	(675)	(731)	(2,066)
Equity in (earnings) loss from unconsolidated subsidiary	54	(496)	(530)
Gain on sale of aircraft	(13,398)	(3,926)	(27,195)
Depreciation	144,084	133,227	120,452
Aircraft impairment	—	22,000	96,122
Amortization of debt discounts and debt issuance costs	9,455	7,955	9,375
Amortization of lease incentives	9,738	7,668	8,898
Amortization of lease premiums, discounts and other items	432	412	388
Amortization of acquisition fair value adjustments	1,239	1,223	1,621
Loss on modification and extinguishment of debt	2,474	23,309	9,246
Unrealized foreign exchange (gain) loss	(563)	2,305	(437)
Provision (benefit) for deferred income taxes	9,864	5,178	(9,158)
(Gain) loss on derivative instruments	(1,269)	(478)	76
Security deposits and maintenance payment liability recognized into earnings	(15,597)	(16,268)	(3,450)
Security deposits and maintenance payment claims applied towards operating lease revenue	—	—	(684)
Distributions from unconsolidated subsidiary	2,131	—	—
Cash receipts from maintenance rights	3,013	—	9,513
Maintenance rights recognized into earnings	—	465	—
Changes in operating assets and liabilities:
Rent receivables	(12,866)	(4,251)	(1,034)
Other assets	(4,119)	(2,599)	(1,134)
Payable to related parties	2,378	(10,126)	(17,163)
Accounts payable, accrued liabilities and other liabilities	18,982	11,588	(10,964)
Net cash flows provided by operating activities	241,080	179,053	152,764
Cash Flows from Investing Activities
Distributions from unconsolidated subsidiary	3,103	—	—
Rent received from finance lease	1,800	1,880	2,970
Investment in Horizon I Limited equity certificates	(5,747)	—	—
Purchase of flight equipment	(934,481)	(434,122)	(552,166)
Proceeds from sale of aircraft, net	177,702	21,750	430,867
Purchase price allocated to Portfolio B orderbook value	(80,450)	—	—
Payments for aircraft improvement	(6,779)	(7,357)	(2,230)
Payments for lessor maintenance obligations	(8,601)	(12,564)	(2,712)
Net cash flows used in investing activities	(853,453)	(430,413)	(123,271)

	Years ended
	2018	2017	2016
Cash Flows from Financing Activities
Security deposits received	15,042	7,196	920
Security deposits returned	(8,716)	(3,554)	(7,438)
Maintenance payment liability receipts	84,102	75,765	71,514
Maintenance payment liability disbursements	(15,495)	(14,303)	(10,951)
Net swap termination payments	1,801	—	(709)
Debt modification and extinguishment costs	301	(17,396)	(3,153)
Debt issuance costs	(3,619)	(1,464)	(2,552)
Proceeds from unsecured borrowings	—	295,150	—
Repayment of unsecured borrowings	—	(375,000)	—
Proceeds from secured borrowings	826,396	513,459	572,719
Repayment of secured borrowings	(482,703)	(326,909)	(448,346)
Net proceeds from issuance of shares	19,624	—	—
Shares repurchased	—	(57,286)	(40,257)
Net cash flows provided by financing activities	436,733	95,658	131,747
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	(95)	430	(84)
Net increase (decrease) in unrestricted and restricted cash and cash equivalents	(175,735)	(155,272)	161,156
Unrestricted and restricted cash and cash equivalents at beginning of period	456,815	612,087	450,931
Unrestricted and restricted cash and cash equivalents at end of period	$281,080	$456,815	$612,087

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$180,211	$329,105	$517,964
Restricted cash and cash equivalents	100,869	127,710	94,123
Unrestricted and restricted cash and cash equivalents	$281,080	$456,815	$612,087

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Notes to Consolidated Financial Statements

For the year ended December 31, 2018

1.	ORGANIZATION

Fly Leasing Limited (“Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Fly was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries (Fly and its subsidiaries collectively, the “Company”).

Although Fly is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if it were organized under the laws of Ireland.

In accordance with Fly’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of Fly’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to Fly which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in Fly’s amended and restated bye-laws, have no voting rights.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. Fly directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, the Company consolidates a Variable Interest Entity (“VIE”). Fly is deemed the primary beneficiary when it has both the power to direct the activities of the VIE that most significantly impact the economic performance of such VIE, and it bears the significant risk of loss and participates in gains of the VIE. All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company has one operating and reportable segment which is aircraft and aircraft equipment leasing.

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

RISKS AND UNCERTAINTIES

The Company encounters several types of risk during the course of its business, including credit, market, aviation industry and capital market risks. Credit risk addresses a lessee’s or derivative counterparty’s inability or unwillingness to make contractually required payments. Market risk reflects the change in the value of derivatives and credit facilities due to changes in interest rate spreads or other market factors, including the value of collateral underlying the Company’s credit facilities. Aviation industry risk is the risk of a downturn in the commercial aviation industry which could adversely impact a lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s aircraft and aircraft equipment. Capital market risk is the risk that the Company is unable to obtain capital at reasonable rates to fund the growth of its business or to refinance existing credit facilities.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

RESTRICTED CASH AND CASH EQUIVALENTS

The Company’s restricted cash and cash equivalents consist primarily of (i) security deposits and certain maintenance payments received from lessees under the terms of the lease agreements, (ii) a portion of rents collected which may be required to be held as cash collateral under certain of the Company’s debt facilities and (iii) other cash, which may be subject to withdrawal restrictions pursuant to the Company’s credit agreements. All restricted cash is held by major financial institutions in segregated accounts.

RENT RECEIVABLES

Rent receivables represent unpaid lessee obligations under existing lease contracts. Any allowance for doubtful accounts is established on a specific identification basis and is maintained at a level believed by management to be adequate to absorb probable losses associated with rent receivables. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor’s operating environment. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends impacting the lessees and their credit worthiness, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2018 and 2017, the Company had no allowance for doubtful accounts.

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

FLIGHT EQUIPMENT HELD FOR SALE

Flight equipment is classified as held for sale when the Company commits to and commences a plan of sale that is reasonably expected to be completed within one year and satisfies certain other criteria. Flight equipment held for sale is recorded at the lesser of carrying value or fair value, less estimated cost to sell. The Company continues to recognize rent from aircraft held for sale until the date the aircraft is sold. An impairment loss is recorded for an asset or asset group held for sale when the carrying value of the asset or asset group exceeds its fair value, less estimated cost to sell. Aircraft classified as held for sale are not depreciated.

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

Major aircraft improvements or lessee-specific aircraft modifications to be performed by the Company pursuant to a lease agreement are accounted for as lease incentives and amortized against revenue over the term of the lease, assuming no lease renewal. Generally, lessees are responsible for repairs, scheduled maintenance and overhauls during the lease term and compliance with return conditions of flight equipment at lease termination.

Major aircraft improvements and modifications incurred during an off-lease period are capitalized and depreciated over the remaining life of the flight equipment. In addition, costs paid by the Company for scheduled maintenance and overhauls are also capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.

IMPAIRMENT OF FLIGHT EQUIPMENT

The Company evaluates flight equipment for impairment when circumstances indicate that the carrying amounts of such assets may not be recoverable. The Company’s evaluation of impairment indicators include, but are not limited to, recent transactions for similar aircraft or aircraft equipment, adverse changes in market conditions for specific aircraft or engine types, third party appraisals of aircraft and aircraft equipment, published values for similar aircraft or aircraft equipment, any occurrence of adverse changes in the aviation industry and the overall market conditions that could impact the fair value of the Company’s aircraft and aircraft equipment. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will assess whether the carrying values of the flight equipment exceed the fair values and an impairment loss is required. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft. The Company will also record an impairment charge if the expected sale proceeds of an aircraft or aircraft equipment are less than its carrying value. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value.

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

MAINTENANCE RIGHTS

The Company identifies, measures and accounts for maintenance right assets and liabilities associated with its acquisitions of aircraft or aircraft equipment with in-place leases. A maintenance right asset represents the value of its contractual right under a lease to receive an aircraft or aircraft equipment in an improved maintenance condition at lease expiry as compared to the maintenance condition on the acquisition date. A maintenance right liability represents the Company’s obligation to pay the lessee for the difference between the contractual maintenance condition of the aircraft or aircraft equipment at lease expiry and the actual maintenance condition of the aircraft or aircraft equipment on the acquisition date.

The Company’s aircraft and aircraft equipment are typically subject to triple-net leases pursuant to which the lessee is responsible for maintenance, which is accomplished through one of two types of provisions in its leases: (i) end of lease return conditions (EOL Leases) or (ii) periodic maintenance payments (MR Leases).

EOL Leases

Under EOL Leases, the lessee is obligated to comply with certain return conditions which require the lessee to perform lease end maintenance work or make cash compensation payments at the end of the lease to bring the aircraft or aircraft equipment into a specified maintenance condition.

Maintenance right assets in EOL Leases represent the difference in value between the contractual right to receive an aircraft or aircraft equipment in an improved maintenance condition at lease expiry as compared to the maintenance condition on the acquisition date. Maintenance right liabilities exist in EOL Leases if, on the acquisition date, the maintenance condition of the aircraft or aircraft equipment is greater than the contractual return condition in the lease at lease expiry and the Company is required to pay the lessee in cash for the improved maintenance condition.

When the Company has recorded maintenance right assets with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft or aircraft equipment is returned at lease expiry in the contractually required maintenance condition without any cash payment to the Company by the lessee, the maintenance right asset is relieved and an aircraft improvement is recorded to the extent the improvement is substantiated and deemed to meet the Company’s capitalization policy; (ii) the lessee pays the Company cash compensation at lease expiry in excess of the value of the maintenance right asset, the maintenance right asset is relieved and any excess is recognized as end of lease income; or (iii) the lessee pays the Company cash compensation at lease expiry that is less than the value of the maintenance right asset, the cash is applied to the maintenance right asset and the balance of such asset is relieved and recorded as an aircraft improvement to the extent the improvement is substantiated and meets the Company’s capitalization policy. Any aircraft improvement will be depreciated over a period to the next scheduled maintenance event in accordance with the Company’s policy with respect to major maintenance.

When the Company has recorded maintenance right liabilities with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft or aircraft equipment is returned at lease expiry in the contractually required maintenance condition without any cash payment by the Company to the lessee, the maintenance right liability is relieved and end of lease income is recognized; (ii) the Company pays the lessee cash compensation at lease expiry of less than the value of the maintenance right liability, the maintenance right liability is relieved and any difference is recognized as end of lease income; or (iii) the Company pays the lessee cash compensation at lease expiry in excess of the value of the maintenance right liability, the maintenance right liability is relieved and the excess amount is recorded as an aircraft improvement.

MR Leases

Under MR Leases, the lessee is required to make periodic maintenance payments to the Company based upon usage of the aircraft or aircraft equipment. When qualified major maintenance is performed during the lease term, the Company is required to reimburse the lessee for the costs associated with such maintenance. At the end of lease, the Company is entitled to retain any cash receipts in excess of the required reimbursements to the lessee.

Maintenance right assets in MR Leases represent the right to receive an aircraft or aircraft equipment in an improved condition relative to the actual condition on the acquisition date. The aircraft or aircraft equipment is improved by the performance of qualified major maintenance paid for by the lessee who is reimbursed by the Company from the periodic maintenance payments that it receives.

When the Company has recorded maintenance right assets with respect to MR Leases, the following accounting scenarios exist: (i) the aircraft or aircraft equipment is returned at lease expiry and no qualified major maintenance has been performed by the lessee since the acquisition date, the maintenance right asset is offset by the amount of the associated maintenance payment liability and any excess is recorded as end of lease income, which is consistent with the Company’s existing policy; or (ii) the Company has reimbursed the lessee for the performance of qualified major maintenance, the maintenance right asset is relieved and an aircraft improvement is recorded.

There are no maintenance right liabilities for MR Leases.

When flight equipment is sold, maintenance rights are released from the balance sheet as part of the disposition gain or loss.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks. All derivatives are recognized on the balance sheet at their fair values. Pursuant to U.S. GAAP, changes in the fair value of the item being hedged are recognized into earnings in the same period and in the same income statement line as the change in the fair value of the derivative instrument. On the date that the Company enters into a derivative contract, the Company typically documents all relationships between the hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction.

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

At the hedge’s inception and at least every reporting period thereafter, a formal assessment is performed to determine whether changes in cash flows of the derivative instrument have been highly effective in offsetting changes in the cash flows of the hedged items and whether they are expected to be highly effective in the future. The Company discontinues hedge accounting prospectively when (i) it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the derivative instrument is carried at its fair value on the balance sheet with changes in fair value recognized into current-period earnings. The remaining balance in accumulated other comprehensive income associated with the derivative that has been discontinued is not recognized in the income statement unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in earnings when earnings are affected by the hedged transaction.

OTHER ASSETS

Other assets consist primarily of the Company’s Portfolio B orderbook value (see Note 6 below), investment in unconsolidated subsidiary, unamortized lease premiums, initial direct lease costs and other miscellaneous receivables.

The Company accounts for its interest in the unconsolidated subsidiary using the equity method as it does not control the entity. Under the equity method, the Company’s investment is initially recorded at cost and the carrying amount is affected by its share of the unconsolidated subsidiary’s undistributed earnings and losses, and distributions of dividends and capital.

The Company periodically reviews the carrying amount of its investment in the unconsolidated subsidiary, including whenever events or changes in circumstances indicate that a decline in value may have occurred. If its investment is determined to be impaired on an other-than-temporary basis, a loss equal to the difference between the fair value of the investment and its carrying value is recorded in the period of identification.

SECURITY DEPOSITS

In the normal course of leasing flight equipment to third parties under its lease agreements, the Company receives cash or letters of credit as security for certain contractual obligations, which are held on deposit until termination of the lease. Security deposits are returned to the lessee at lease termination or taken into income if the lessee fails to perform under its lease.

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

●
Operating lease revenue. The Company receives lease revenue from flight equipment under operating leases. Rental income from aircraft and aircraft equipment is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee to exercise an option to extend the lease for an additional term. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when collection is not reasonably assured.

●
End of lease income. The amount of end of lease income the Company recognizes in any reporting period is inherently volatile and depends upon a number of factors, including the timing of both scheduled and unscheduled lease expiries and the timing of maintenance performed on the aircraft or aircraft equipment by the lessee, among others.

●
Lease incentives. The Company’s leases may contain provisions which require it to contribute a portion of the lessee’s costs for heavy maintenance, overhaul or replacement of certain high-value components. The Company accounts for these expected payments as lease incentives, which are amortized as a reduction of lease revenue over the life of the lease.

●
Lease premiums and lease discounts. Lease premiums and lease discounts are amortized into operating lease revenue over the lease term. Amortization of lease premiums decreases rental revenue and amortization of lease discounts increases rental revenue.

●	Finance lease income. Revenue from finance lease is recognized using the interest method to produce a level yield over the life of the finance lease.

INCOME TAXES

The Company provides for income taxes by tax jurisdiction. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statements and tax basis of existing assets and liabilities at the enacted tax rates expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amount that management ultimately expects to be more likely than not realized.

The Company recognizes an uncertain tax benefit only to the extent that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The Company has elected to classify interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during each of the years ended December 31, 2018, 2017 and 2016.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. Under the guidance, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the guidance requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The guidance specifically notes that lease contracts are a scope exception. The guidance is effective for annual reporting periods, including interim periods, beginning after December 15, 2017. The Company adopted the guidance effective January 1, 2018. The adoption did not have a significant impact on the consolidated financial statements and the related footnotes because lease revenue, which comprises the majority of the Company’s revenue, is excluded from the scope of this guidance.

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued its new lease guidance, ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. FASB has decided that lessors will be precluded from recognizing selling profit and revenue at lease commencement for any finance lease that does not transfer control of the underlying asset to the lessee. In addition, the new guidance will require lessors to capitalize, as initial direct costs, only those costs that are incurred in connection with the execution of a lease. Any other costs incurred, including allocated indirect costs, will no longer be capitalized and instead will be expensed as incurred.

In July 2018, FASB issued new guidance to provide entities with relief from the costs of implementing certain aspects of ASU 2016-02, Leases (Topic 842). Under a new transition method, entities can elect to not restate comparative periods presented in financial statements in the period of adoption. The FASB also issued new practical expedients that allows lessors to elect not to separate lease and associated lease components within a contract if the following conditions are met:

·	The timing and pattern of transfer for the non-lease component and the associated lease component are the same; and

·	The stand-alone lease component would be classified as an operating lease if accounted for separately.

The new leasing guidance is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company adopted the guidance effective January 1, 2019 and elected the practical expedients and transition relief, which will not require the Company to restate comparative periods. The adoption did not result in any adjustment to the Company’s consolidated balance sheets, results of operations or cash flows.

In August 2017, FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815). ASU 2017-12 is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. Under the guidance, if a cash flow hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income and reclassified to earnings when the hedged item impacts earnings. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. Additional disclosures include cumulative basis adjustments for fair value hedges and the effect of hedging on individual income statement line items. The guidance will be effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption will be permitted. The Company adopted the guidance effective January 1, 2019. The standard did not have a material effect on the Company’s consolidated balance sheets, results of operations or cash flows.

In August 2018, the Securities and Exchange Commission (the “Commission”) issued a final rule that amended certain disclosure requirements that had become redundant, duplicative, overlapping, outdated or superseded. The amendments were intended to facilitate the disclosure of information to investors and simplify compliance without significantly altering the total mix of information provided to investors. The final rule included amendments requiring an analysis of changes in stockholders’ equity for the current and comparative year-to-date interim periods, including dividends per share instead of presenting dividends per share on the face of the income statement. The final rule became effective on November 5, 2018. The standard did not have a material effect on the Company’s consolidated balance sheets, results of operations or cash flows. The Company has applied the amendments commencing with the quarter ended September 30, 2018.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the following disclosure requirements from Topic 820:

·	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy;

·	The policy for timing of transfers between levels; and

·	The valuation processes for Level 3 fair value measurements.

The following disclosure requirements were added to Topic 820:

·	The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements at the end of the reporting period; and

·	The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

ASU 2018-13 will be effective for annual reporting periods (including interim periods) beginning after December 15, 2019, and early adoption will be permitted. The Company is currently evaluating the impact of ASU 2018-13 and plans to adopt the guidance effective January 1, 2020.

3.	SUPPLEMENTAL DISCLOSURE TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended
	2018	2017	2016
	(Dollars in thousands)
Cash paid during the year for:
Interest	$126,648	$113,710	$110,351
Taxes	4,163	2,155	460
Noncash Activities:
Security deposits applied to rent receivables, other assets, maintenance payment liability and rentals received in advance	1	2,045	—
Maintenance payment liability applied to rent receivables, maintenance rights, rentals received in advance and other liabilities	25,837	68	—
Other liabilities applied to maintenance payment liability, security deposits and rent receivables	5,520	676	2,550
Noncash investing activities:
Aircraft improvement	10,870	192	5,245
Noncash activities in connection with purchase of flight equipment:
Security deposits and maintenance payment liabilities assumed	29,860	—	—
Shares issued	49,867	—	—
Other	—	3,979	6,388
Noncash activities in connection with sale of flight equipment	2,648	—	78,722

4.	INVESTMENT IN FINANCE LEASE

At each of December 31, 2018 and 2017, the Company had one investment in finance lease, which was reclassified from an operating lease to a finance lease during the fourth quarter of 2016. As a result of this reclassification, the Company recognized a gain of $2.7 million during the year ended December 31, 2016. The implicit interest rate in this finance lease was 5%. During the years ended December 31, 2018, 2017 and 2016, the Company recognized finance lease revenue totaling $0.7 million, $0.7 million and $2.1 million, respectively.

The Company’s net investment in finance lease consisted of the following (dollars in thousands):

	December 31, 2018	December 31, 2017
Total minimum lease payments receivable	$11,400	$13,200
Estimated unguaranteed residual value of leased asset	4,227	4,227
Unearned finance income	(2,805)	(3,481)
Net Investment in Finance Lease	$12,822	$13,946

During the year ended December 31, 2016, the Company sold its other investment in finance lease and recognized a $4.2 million gain on sale of aircraft.

Presented below are the contracted future minimum rental payments due under the non-cancellable finance lease, as of December 31, 2018.

Year ending December 31,	(Dollars in thousands)
2019	$1,800
2020	1,800
2021	1,800
2022	1,800
2023	1,800
Thereafter	2,400
Future minimum rental payments under finance lease	$11,400

5.	FLIGHT EQUIPMENT HELD FOR SALE

On November 30, 2018, the Company agreed to sell 12 aircraft to Horizon Aircraft Finance I Limited and Horizon Aircraft Finance I LLC (together, “Horizon”) for an aggregate amount of approximately $295 million, subject to adjustment based on rents and maintenance reserves in respect of the aircraft. The Company delivered three of these aircraft to Horizon in 2018 and recognized a gain of $7.9 million. Fly has delivered eight aircraft to Horizon subsequent to December 31, 2018 and expects to deliver the last aircraft in the first quarter of 2019.

Also, during the fourth quarter of 2018, the Company agreed to sell three other aircraft to a third party. At December 31, 2018, the Company had a total of 12 aircraft classified as flight equipment held for sale.

During the third quarter of 2017, the Company reclassified one aircraft as flight equipment held for sale as the lessee notified the Company of its election to purchase this aircraft. This aircraft was sold for a gain of $3.9 million in the fourth quarter of 2017. At December 31, 2017, the Company had no flight equipment held for sale.

In 2016, the Company sold 13 aircraft classified as flight equipment held for sale and recognized a gain of $5.0 million.

6.	FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

As of December 31, 2018, the Company had 100 aircraft and seven engines held for operating lease on lease to 43 lessees in 24 countries. As of December 31, 2017, the Company had 84 aircraft held for operating lease, of which 82 aircraft were on lease to 43 lessees in 27 countries, and two aircraft were off-lease.

During the year ended December 31, 2018, the Company purchased 34 aircraft and seven engines held for operating lease, and capitalized $820.9 million. During the year ended December 31, 2017, the Company purchased ten aircraft held for operating lease, and capitalized $438.1 million.

On February 28, 2018, the Company entered into the Share Purchase Agreement (as amended, the “SPA”) with its subsidiary, Fly Aladdin Holdings Limited (“Fly Aladdin”), AirAsia Group Berhad, as successor to AirAsia Berhad (“AirAsia”), and its subsidiary, Asia Aviation Capital Limited (“AACL”) with respect to the AirAsia Transactions. Under the terms of the SPA, the Company agreed to acquire a portfolio of 33 Airbus A320-200 aircraft and seven engines on operating leases to the AirAsia Group (“Portfolio A”), and one Airbus A320-200 aircraft on operating lease to a third-party airline. As of December 31, 2018, 33 Airbus A320-200 aircraft and seven engines in Portfolio A were transferred to the Company. Under the terms of the SPA, the delivery period expired in the fourth quarter of 2018. At expiry, one Airbus A320-200 aircraft on operating lease to a third-party airline had not been transferred, and the parties’ obligations under the SPA to purchase and sell this aircraft expired. Accordingly, the Company has completed the transfer of all aviation assets from AACL in the Portfolio A transactions.

In addition, on February 28, 2018, the Company entered into agreements pursuant to which it agreed to acquire 21 Airbus A320neo family aircraft to be leased to the AirAsia Group as the aircraft deliver between 2019 and 2021 (“Portfolio B”), and pursuant to which it acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease, which deliver from the manufacturer between 2019 and 2025 (“Portfolio C”). The Company did not exercise its options with respect to any of the Portfolio C aircraft delivering in 2019. The Company has options to purchase up to 17 Portfolio C aircraft delivering between 2020 and 2025.

In accordance with GAAP, the Company allocated the purchase price in connection with the AirAsia Transactions to individual aircraft acquired, maintenance rights, orderbook value, lease discounts, security deposits and maintenance payment liability based on their relative fair values. Fair values were estimated based on independent appraised values of aircraft and leases, and discounted cashflow valuation models.

The Portfolio A aircraft were recorded as flight equipment held for operating lease at their allocated values as they were transferred by the seller. The Portfolio B orderbook value, reflected on the Company’s balance sheet in “Other assets, net”, was recorded on a pro-rata basis as each aircraft in Portfolio A was transferred. The orderbook value consists of individual values for the 21 Portfolio B aircraft and will be recognized into flight equipment held for operating lease as each aircraft is acquired between 2019 and 2021. Until each Portfolio B aircraft is delivered, the Company capitalizes interest into the orderbook value based on a weighted-average cost of debt. As part of the Portfolio B arrangement, the Company has committed to lease the acquired Portfolio B aircraft to the AirAsia Group at lease rates that the Company has determined are more favorable to the lessees than the future market lease rates projected by third-party appraisers. The Company allocated purchase price to the lease discount based on relative fair value. No value was assigned to Portfolio C as it does not meet the GAAP definition of an asset or liability.

The following balances related to the AirAsia Transactions are included in the Company’s balance sheet (dollars in thousands):

December 31, 2018
Flight equipment held for sale, net	$163,236
Flight equipment held for operating lease, net	605,058
Maintenance rights	189,864
Other assets, net (Portfolio B orderbook value)	103,951
Security deposits	14,477
Maintenance payment liability, net	22,743
Other liabilities (lease discounts)	25,539

During the fourth quarter of 2018, the Company reclassified eight aircraft from Portfolio A to flight equipment held for sale (see Note 5).

In addition to the three aircraft sold as indicated in Note 5, the Company sold three other aircraft held for operating lease and recognized a gain of $5.5 million during the year ended December 31, 2018. The Company did not sell any aircraft during the year ended December 31, 2017 other than the one aircraft reclassified as flight equipment held for sale (see Note 5). During the year ended December 31, 2016, the Company sold 13 aircraft held for operating lease, 12 of which generated a $15.2 million gain. The Company recorded a gain on debt extinguishment of $0.6 million with the sale of the last aircraft, which was financed by a secured borrowing. The sale proceeds were paid to the lender as full and final discharge of the associated debt.

The Company did not recognize any aircraft impairment in 2018.

In 2017, the Company had two aircraft on lease to Air Berlin, including one Airbus A321-200 aircraft (manufactured in 2015) and one Airbus A330-200 aircraft (manufactured in 2001). In August 2017, Air Berlin commenced insolvency proceedings in Germany and the United States. As a result of these insolvency proceedings, the Company assessed both aircraft leased to Air Berlin for impairment. During the year ended December 31, 2017, the Company recognized aircraft impairment of $22.0 million related to the Airbus A330-200 aircraft. The lease was terminated, and this aircraft was returned to the Company and re-leased to another airline in January 2018. The Company did not recognize aircraft impairment on the Airbus A321-200 aircraft.

During the year ended December 31, 2016, the Company recognized aircraft impairment of $96.1 million related to one narrow-body aircraft and three wide-body aircraft. The Company sold the narrow-body aircraft in the third quarter of 2016, with proceeds paid to the lender in full satisfaction of the associated debt.

Flight equipment held for operating lease consists of the following (dollars in thousands):

	December 31, 2018	December 31, 2017
Cost	$3,900,938	$3,574,202
Accumulated depreciation	(672,920)	(612,458)
Flight equipment held for operating lease, net	$3,228,018	$2,961,744

The Company capitalized $16.4 million and $7.4 million of major maintenance for the years ended December 31, 2018 and 2017, respectively.

The classification of the net book value of flight equipment held for operating lease, net and operating lease revenue by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows (dollars in thousands):

	December 31, 2018		December 31, 2017
Europe:
United Kingdom	$169,763	5%	$128,116	4%
Spain	168,534	5%	175,593	6%
Turkey	22,843	1%	135,764	5%
Other	242,711	8%	251,345	8%
Europe — Total	603,851	19%	690,818	23%
Asia and South Pacific:
India	690,193	21%	601,072	20%
Philippines	276,237	9%	268,504	9%
Indonesia	296,390	9%	204,840	7%
Malaysia	394,441	12%	76,706	3%
China	177,393	5%	186,083	6%
Other	161,330	6%	75,665	2%
Asia and South Pacific — Total	1,995,984	62%	1,412,870	47%
Mexico, South and Central America — Total	58,202	2%	162,274	6%
North America:
United States	126,498	4%	147,580	5%
Other	49,320	1%	52,182	2%
North America — Total	175,818	5%	199,762	7%
Middle East and Africa:
Ethiopia	312,977	10%	322,896	11%
Other	81,186	2%	116,273	4%
Middle East and Africa — Total	394,163	12%	439,169	15%
Off-Lease — Total	—	—	56,851	2%
Total flight equipment held for operating lease, net	$3,228,018	100%	$2,961,744	100%

The distribution of operating lease revenue by geographic region for the years ended December 31, 2018, 2017 and 2016 is as follows (dollars in thousands):

	Years ended
	2018		2017		2016
Europe:
United Kingdom	$31,259	8%	$29,182	8%	$34,498	11%
Spain	17,267	4%	11,199	3%	5,361	2%
Turkey	12,114	3%	17,103	5%	24,593	8%
Germany	—	—	26,457	8%	13,836	4%
Other	31,995	8%	29,180	9%	28,394	9%
Europe — Total	92,635	23%	113,121	33%	106,682	34%
Asia and South Pacific:
India	87,492	22%	64,381	18%	39,640	13%
Philippines	35,009	9%	29,825	9%	29,129	9%
Indonesia	32,336	8%	16,308	5%	8,320	3%
Malaysia	26,748	7%	8,767	3%	2,647	1%
China	21,103	5%	22,611	6%	23,882	8%
Other	18,756	4%	10,496	3%	16,320	4%
Asia and South Pacific — Total	221,444	55%	152,388	44%	119,938	38%
Mexico, South and Central America — Total	11,415	3%	17,565	5%	17,707	6%
North America:
United States	20,147	5%	17,647	5%	24,591	8%
Other	6,242	2%	6,237	2%	6,223	2%
North America — Total	26,389	7%	23,884	7%	30,814	10%
Middle East and Africa:
Ethiopia	30,019	8%	30,018	9%	30,084	10%
Other	17,612	4%	9,918	2%	8,357	2%
Middle East and Africa — Total	47,631	12%	39,936	11%	38,441	12%
Total Operating Lease Revenue	$399,514	100%	$346,894	100%	$313,582	100%

In each of the years ended December 31, 2018, and 2017, the Company had one customer (Air India) that accounted for 10% or more  of total operating lease revenue. No customer accounted for 10% or more of total operating lease revenue for the year ended December 31, 2016.

At December 31, 2018, the Company had two lessees, which leased a total of three aircraft, on non-accrual status, as the Company had determined that it was not probable that the economic benefits of the leases would be received by the Company, principally due to (i) the lessees’ failure to pay rent and overhaul payments and (ii) the Company’s evaluation of the lessees’ payment history. At December 31, 2017 and 2016, no lessees were on non-accrual status.

Following the Air Berlin insolvency proceedings in August 2017, the Company had placed Air Berlin on non-accrual status and recognized revenue from the two aircraft leased to Air Berlin only as cash was received, including the application of any security deposits and letters of credit. Air Berlin returned both aircraft to the Company and the Company recognized $16.6 million of end of lease income during the fourth quarter of 2017.

For the years ended December 31, 2018, 2017 and 2016, the Company recognized end of lease income, which is included in operating lease revenue, of $20.3 million, $17.8 million and $8.9 million, respectively.

As of December 31, 2018 and 2017, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 5.9 years and 6.3 years, respectively.

Presented below are the contracted future minimum rental payments due under non-cancellable operating leases for flight equipment held for operating lease, as of December 31, 2018. For leases that have floating rental rates, the future minimum rental payments assume that the rental payment due as of December 31, 2018 is held constant for the duration of the lease.

Year ending December 31,	(Dollars in thousands)
2019	$403,535
2020	372,432
2021	323,232
2022	272,427
2023	227,535
Thereafter	661,006
Future minimum rental payments under operating leases	$2,260,167

For the years ended December 31, 2018, 2017 and 2016, amortization of lease incentives recorded as a reduction of operating lease revenue totaled $9.7 million, $7.7 million and $8.9 million, respectively. At December 31, 2018, lease incentive amortization for the next five years and thereafter is as follows (dollars in thousands):

Year ending December 31,
2019	$7,432
2020	4,652
2021	3,243
2022	2,744
2023	1,543
Thereafter	939
Future amortization of lease incentives	$20,553

7.	MAINTENANCE RIGHTS

Changes in maintenance right assets, net of maintenance right liabilities, during the years ended December 31, 2018 and 2017 were as follows (dollars in thousands):

	December 31, 2018	December 31, 2017
Maintenance rights, net beginning balance	$131,299	$101,969
Acquisitions	189,864	25,033
Capitalized to aircraft improvements	(9,240)	(192)
Maintenance rights settled with retained maintenance payments	(2,369)	(465)
Cash receipts from maintenance rights	(3,013)	—
Maintenance rights associated with aircraft sold	(8,334)	4,954
Maintenance rights, net ending balance	$298,207	$131,299

8.	OTHER ASSETS

The principal components of the Company’s other assets are as follows (dollars in thousands):

	December 31, 2018	December 31, 2017
Value added tax receivables, net	$6,016	$2,915
Investment in unconsolidated subsidiary	2,908	8,196
Portfolio B orderbook value (see Note 6)	103,951	—
Horizon I Limited equity certificates	5,747	—
Other assets	6,338	6,055
Total other assets	$124,960	$17,166

During the fourth quarter of 2018, the Company purchased $5.7 million of equity certificates issued by Horizon I Limited. The investment was initially accounted for at cost and changes in fair value will be recognized into income. The Company has entered into a seven-year lock-up agreement in connection with the equity certificates.

The Company has a 57.4% interest in Fly-Z/C Aircraft Holdings LP (“Fly-Z/C LP”). Summit Aviation Partners LLC (“Summit”) has a 10.2% interest in the joint venture. A subsidiary of BBAM Limited Partnership (“BBAM LP”) is the general partner of the joint venture. The joint venture owns one aircraft. During the year ended December 31, 2018, the Company received cash distributions of $5.2 million. During the years ended December 31, 2017 and 2016, the Company received no distributions.

9.	UNSECURED BORROWINGS

	Balance as of
	December 31, 2018	December 31, 2017
	(Dollars in thousands)
Outstanding principal balance:
2021 Notes	$325,000	$325,000
2024 Notes	300,000	300,000
Total outstanding principal balance	625,000	625,000
Unamortized debt discounts and loan costs	(7,336)	(9,078)
Unsecured borrowings, net	$617,664	$615,922

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

Interest on the 2021 Notes and 2024 Notes is payable semi-annually on April 15 and October 15 of each year. As of each of December 31, 2018 and 2017, accrued interest on unsecured borrowings totaled $7.7 million.

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

The indentures governing the 2021 Notes and the 2024 Notes contain customary events of default with respect to the notes of each series, including (i) default in payment when due and payable of principal or premium, (ii) default for 30 days or more in payment when due of interest, (iii) failure by the Company or any restricted subsidiary for 60 days after receipt of written notice given by the trustee or the holders of at least 25% in aggregate principal amount of the notes of such series then issued and outstanding to comply with any of the other agreements under the indenture, (iv) default in any of the aircraft owning entities in respect of obligations in excess of $50.0 million, which holders of such obligation accelerate or demand repayment of amounts due thereunder, (v) failure by the Company or any significant subsidiary to pay final judgments aggregating in excess of $50.0 million for 60 days after such judgment becomes final, subject to certain non-recourse exceptions, and (vi) certain events of bankruptcy or insolvency with respect to us or a significant subsidiary. As of December 31, 2018, the Company was not in default under the indentures governing the 2021 Notes or the 2024 Notes.

10.	SECURED BORROWINGS

The Company’s secured borrowings, net balance as of December 31, 2018 and 2017 are presented below (dollars in thousands):

	Outstanding principal balance as of December 31,		Weighted average interest rate(1) as of December 31,
	2018(2)	2017(2)	2018	2017	Maturity date
Securitization Notes	$85,584	$101,551	3.08%	3.06%	November 2033
Nord LB Facility	108,882	153,176	4.29%	4.47%	January 2020
CBA Facility	—	49,080	—	5.53%	N/A
Term Loan	407,768	431,271	5.17%	4.25%	February 2023
Magellan Acquisition Limited Facility	305,226	331,768	4.18%	3.15%	December 2025
Fly Acquisition III Facility	190,457	86,520	4.10%	3.41%	February 2022
Fly Aladdin Acquisition Facility	467,179	—	4.59%	—	June 2020 – June 2023
Fly Aladdin Engine Funding Facility	43,829	—	4.95%	—	December 2021 – April 2022
Other Aircraft Secured Borrowings	807,882	905,525	4.44%	3.83%	December 2020 – June 2028
Total outstanding principal balance	2,416,807	2,058,891
Unamortized debt discounts and loan costs	(36,938)	(29,216)
Total secured borrowings, net	$2,379,869	$2,029,675

(1)	Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.
(2)	As of December 31, 2018 and 2017, accrued interest on secured borrowings totaled $10.9 million and $6.6 million, respectively.

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

As of December 31, 2018, the Company was not in default under any of its secured borrowings.

Securitization Notes

At December 31, 2018, Fly’s subsidiary, B&B Air Funding, had $85.6 million principal amount outstanding on its aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by nine aircraft. The final maturity date of the Securitization Notes is November 14, 2033. The Securitization Notes are non-recourse obligations to Fly.

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

B&B Air Funding may, on any future payment date, redeem the Securitization Notes in whole or from time to time in part for an amount equal to the outstanding principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Redemption prior to acceleration of the Securitization Notes may be of all or any part of the Securitization Notes. Redemption after acceleration of the Securitization Notes upon default may only be for all of the Securitization Notes.

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

In connection with the issuance of the Securitization Notes, B&B Air Funding entered into a revolving credit facility (“Securitization Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Securitization Note Liquidity Facility, advances may be drawn for the benefit of the Securitization Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Securitization Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Securitization Note Liquidity Facility. As of each of December 31, 2018 and 2017, B&B Air Funding had not drawn on the Securitization Note Liquidity Facility.

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

Nord LB Facility

As of December 31, 2018, the Company had $108.9 million principal amount outstanding under its non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by five aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits. Prior to November 14, 2018, the loans bore interest at one-month LIBOR plus a margin of 3.30%. Effective on November 14, 2018, the Company amended each of the loans under the Nord LB Facility to (i) extend the maturity date from November 14, 2018 to January 14, 2020 and (ii) reduce the margin to 1.85%.

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

CBA Facility

The Company had a recourse debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. During the third quarter of 2018, the Company repaid in full the outstanding principal balance of $44.3 million under the CBA Facility. There was no prepayment penalty associated with such repayment.

Term Loan

As of December 31, 2018, the Company had $407.8 million principal amount outstanding under its senior secured term loan (the “Term Loan”), which was secured by 29 aircraft. Fly has guaranteed all payments under the Term Loan. The Term Loan bears interest at three-month LIBOR plus a margin of 2.00%. The Term Loan can be prepaid in whole or in part without penalty.

On October 19, 2016, the Company amended the Term Loan to extend the maturity date from August 2019 to February 2022. In connection with this amendment, the Company paid a one-time fee of 0.25% on the then outstanding principal amount under the Term Loan to its lenders. The Company also expensed $2.3 million as debt extinguishment costs.

On April 28, 2017, the Company amended the Term Loan to (i) reduce the margin from 2.75% to 2.25%, (ii) eliminate the LIBOR floor of 0.75% and (iii) extend the maturity date from February 2022 to February 2023. The Company also upsized the Term Loan by $50.0 million. On November 1, 2017, the Company further amended the Term Loan to reduce the margin from 2.25% to 2.00%. During the year ended December 31, 2017, the Company incurred debt extinguishment costs totaling $3.0 million in connection with these amendments.

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

Magellan Acquisition Limited Facility

As of December 31, 2018, the Company had $305.2 million principal amount outstanding in loans and notes under its term loan facility (“Magellan Acquisition Limited Facility”), which was secured by nine aircraft. The Magellan Acquisition Limited Facility has a maturity date of December 8, 2025. Fly has guaranteed all payments under this facility.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain an initial loan-to-value ratio of less than or equal to 75% based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers. A violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility. In addition, upon the occurrence of certain conditions including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee.

Upon the sale of an aircraft, the borrower may substitute aircraft into the Magellan Acquisition Limited Facility subject to certain conditions. The substitute aircraft must be equal to or greater than the appraised value of the aircraft being substituted. The borrower must be in compliance with the concentration limits after such substitution.

An event of default under the Magellan Acquisition Limited Facility includes a default in respect of the Fly’s recourse obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

 Fly Acquisition III Facility

As of December 31, 2018, the Company had $190.5 million principal amount outstanding under its revolving credit facility (the “Fly Acquisition III Facility”), which was secured by nine aircraft. The availability period under the Fly Acquisition III Facility expired on February 26, 2019. The facility has a maturity date of February 26, 2022 and all payments are guaranteed by Fly.

The Company paid commitment fees of 0.50% to 0.75% per annum to the lenders on the undrawn amount of their commitment from February 26, 2016 until February 26, 2019.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin of, (i) from February 26, 2016 through February 26, 2019, 2.00%, (ii) from February 27, 2019 through February 26, 2020, 2.50% and (iii) from February 27, 2020 through the maturity date, 3.00%.

The Fly Acquisition III Facility contains financial and operating covenants, including covenants that Fly maintain a tangible net worth of at least $325.0 million and that Fly Acquisition III maintain a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit maintenance reserves and security deposits received from lessees into accounts pledged to the security trustee.

An event of default under the Fly Acquisition III Facility includes a default in respect of the Company’s recourse obligations in excess of $50.0 million and holders of such an obligation accelerate or demand repayment of amounts due thereunder.

Fly Aladdin Acquisition Facility

On June 15, 2018, Fly, through its wholly-owned subsidiaries, entered into a term loan facility with a consortium of lenders (the “Fly Aladdin Acquisition Facility”) to finance the acquisition of 29 Airbus A320-200 aircraft on operating leases to the AirAsia Group.

The Fly Aladdin Acquisition Facility provided for borrowings of up to $574.5 million, including $143.6 million Series A loans with a final maturity date of June 15, 2020, and $430.9 million Series B loans with a final maturity date of June 15, 2023. The Company may elect, at any time prior to May 16, 2020, to extend the maturity date in respect of Series A loans having an original principal amount no greater than 40% of the original drawn amount to January 15, 2021. As of December 31, 2018, an aggregate of $467.2 million principal amount was outstanding under the Fly Aladdin Acquisition Facility, including $55.9 million Series A loans and $411.3 million Series B loans, which were secured by 24 aircraft. The Company paid aggregate arrangement and commitment fees of approximately $9.5 million to the lenders in 2018.

During the fourth quarter of 2018, the Company prepaid $81.1 million of debt and wrote off approximately $0.9 million of unamortized loan costs and debt discounts as debt extinguishment costs. The aircraft associated with the debt prepayment were sold during the first quarter of 2019.

The interest rate on the loans is based on three-month LIBOR, plus an applicable margin of 1.50% per annum for the Series A loans, 1.80% per annum for the Series B loans, and 2.50% per annum during the extension term for any Series A loans that the Company elects to extend. The Company makes scheduled quarterly payments of principal and interest on each loan in accordance with a fixed amortization schedule.

Borrowings are secured by the aircraft and related leases, and the equity and beneficial interests in the aircraft owning and leasing subsidiaries. In addition, Fly has provided a guaranty of certain of the representations, warranties and covenants under the Fly Aladdin Acquisition Facility (including, without limitation, the borrowers’ special purpose covenants), as well as the obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into pledged accounts.

The borrowers are required to maintain (i) a debt service coverage ratio of at least 1.15:1.00, (ii) an initial loan-to-value ratio equal to 72.5% and (iii) that 85% of aircraft financed under the facility (a) are on lease, (b) have been subject to a lease in the previous six months or (c) are subject to a letter of intent for a re-lease or sale. The tests in (ii) and (iii) are based on the average of the most recent half-life adjusted current market value of all aircraft financed under the facility, as determined by three independent appraisers on a semi-annual basis. Upon the occurrence of (i) a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, (ii) an event of default that is continuing under the Fly Aladdin Acquisition Facility, or (iii) a default under any mortgage, indenture or instrument under which there is issued, or which secures or evidences, any recourse indebtedness of the Company in an aggregate principal amount exceeding $50.0 million, Fly will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Upon the occurrence of a breach, on any payment date, of the loan-to-value ratio or the utilization test described above, and certain other events, all cash collected will be applied to repay the outstanding principal balance of the Series A and Series B loans until such breach is cured.

The Fly Aladdin Acquisition Facility contains geographic and single lessee concentration limits, which apply upon the acquisition, sale, removal or substitution of an aircraft, as well as aircraft type eligibility for any aircraft substitution. Upon the sale of an aircraft, the borrowers may substitute an Airbus A320 or A321 model aircraft on operating lease to the AirAsia Group into the Fly Aladdin Acquisition Facility subject to certain conditions. The facility also includes certain customary covenants, including reporting requirements. A violation of any of these covenants could result in a default under the Fly Aladdin Acquisition Facility.

Fly Aladdin Engine Funding Facility

On October 24, 2018, Fly, through a wholly-owned subsidiary, entered into a recourse term loan facility with two lenders (the “Fly Aladdin Engine Funding Facility”) to finance the acquisition of seven engines on operating leases to the AirAsia Group. The facility provided for borrowings of up to $46.0 million. In October 2018, the Company drew down $43.9 million and paid up-front fees of approximately $0.4 million. As of December 31, 2018, the Company had $43.8 million principal amount outstanding under the Fly Aladdin Engine Funding Facility, which was secured by seven engines. Fly has guaranteed all payments under this facility.

The interest rate for the borrowings ranges from 4.94% to 4.96% per annum, per engine. The Company is required to make scheduled monthly payments of principal and interest in accordance with an amortization schedule. The loans have maturity dates ranging from December 31, 2021 to April 30, 2022.

The loans are secured by the engines and related leases and the Company’s equity and beneficial interests in the engine owning entities. The Fly Aladdin Engine Funding Facility contains customary covenants, including various reporting requirements. A violation of any of these covenants could result in a default under the facility.

Other Aircraft Secured Borrowings

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of December 31, 2018, the Company had $807.9 million principal amount outstanding of other aircraft secured borrowings, which were secured by 17 aircraft. Of this amount, $477.5 million was recourse to Fly.

These borrowings are structured as individual loans secured by pledges of the Company’s rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from December 2020 to June 2028.

During the third quarter of 2018, the Company entered into a recourse secured borrowing in the amount of $122.5 million to finance an unencumbered aircraft. The Company used the loan proceeds to repay the CBA Facility and one other aircraft secured borrowing.

Future Minimum Principal Payments on Secured Borrowings

During the year ended December 31, 2018, the Company made scheduled principal payments of $188.7 million on its secured borrowings. The anticipated future minimum principal payments due for its secured borrowings are as follows (dollars in thousands):

Year ending December 31,
2019	$314,682
2020	303,819
2021	233,041
2022	332,380
2023	865,362
Thereafter	367,523
Future minimum principal payments due	$2,416,807

11.	DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on borrowings associated with aircraft with fixed rate rentals. As of December 31, 2018, the Company had $1.6 billion of floating rate debt associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on either the one-month or three-month LIBOR applied to the notional amounts over the life of the contracts. As of December 31, 2018 and 2017, the Company had interest rate swap contracts with notional amounts aggregating $1.1 billion and $0.7 billion, respectively. The unrealized fair value gain on the interest rate swap contracts, reflected as derivative assets, was $3.2 million and $2.6 million as of December 31, 2018 and 2017, respectively. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $8.6 million and $7.3 million as of December 31, 2018 and 2017, respectively.

During the year ended December 31, 2018, the Company entered into interest rate derivative contracts to partially lock-in the interest rate on anticipated future borrowings associated with the AirAsia Transactions. As of December 31, 2018, all of these interest rate derivative contracts were terminated. In connection with the termination, the Company recognized gains of $1.8 million during the year ended December 31, 2018.

To mitigate its exposure to foreign currency exchange fluctuations, the Company entered into a cross currency swap contract in 2018 in conjunction with a lease in which a portion of the lease rental is denominated in Euros. Pursuant to such cross currency swap, the Company receives U.S. dollars based on a fixed conversion rate through the maturity date of the swap contract. Over the remaining life of the cross currency swap contract, the Company expects to receive $68.5 million in U.S. dollars. The unrealized fair value gain, reflected as a derivative asset, was $2.7 million as of December 31, 2018.

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

Designated Derivatives

The Company’s cross currency swap and certain of its interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

As of December 31, 2018, the Company had the following designated derivative instruments classified as derivative assets on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Gain Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swap contracts	8	11/9/21 -6/11/23	0.99% -4.30%	$205,540	$3,013	$2,529	$(87)
Accrued interest				—	46	—	—
Sub-total	8			$205,540	$3,059	$2,529	$(87)

Type	Quantity	Maturity Date	Contracted Fixed Conversion Rate to U.S. Dollar	Total Contracted USD to be Received	Credit Risk Adjusted Fair Value	Gain Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Cross currency swap contract	1	11/26/25	1 EURO to $1.3068	$68,494	$2,704	$2,366	$—
Accrued rent				—	17	—	—
Sub-total	1			$68,494	$2,721	$2,366	$—
Total – designated derivative assets	9				5,780	4,895	(87)

As of December 31, 2018, the Company had the following designated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Loss Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swap contracts	26	2/15/22- 12/8/25	2.50%- 3.13%	$615,570	$(7,621)	$(5,906)	$(366)
Accrued interest				—	(347)	—	—
Total – designated derivative liabilities	26			$615,570	$(7,968)	$(5,906)	$(366)

Dedesignated and Undesignated Derivatives

Certain of the Company’s interest rate swap contracts no longer qualify for hedge accounting and have been dedesignated. At December 31, 2018, the Company had an accumulated other comprehensive loss, net of tax, of $0.5 million, which is being amortized over the term of the interest rate swap contracts. During the year ended December 31, 2018, $4.1 million was recognized as interest expense.

Fly did not designate as an accounting hedge the interest rate derivative contracts entered into during the year ended December 31, 2018 to partially lock-in the interest rate on anticipated future borrowings associated with the AirAsia Transactions. Changes in the fair value of undesignated derivative instruments were recognized as gain or loss on derivatives in each reporting period. During the year ended December 31, 2018, the Company terminated these interest rate swap contracts and recognized a total gain of $1.8 million.

As of December 31, 2018, the Company had one dedesignated derivative instrument classified as a derivative asset on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Gain Recognized into Earnings
Interest rate swap contracts	1	12/14/20	2.25%	$55,439	$144	$132
Accrued interest				—	5	—
Total – dedesignated derivative assets	1			$55,439	$149	$132

As of December 31, 2018, the Company had one dedesignated derivative instrument classified as a derivative liability on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Gain Recognized into Earnings
Interest rate swap contract	1	2/9/19	3.47%	$262,734	$(256)	$906
Accrued interest				—	(334)	—
Total – dedesignated derivative liability	1			$262,734	$(590)	$906

12.	INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia, Singapore, Labuan and Malta that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Historically, most of the Company’s operating income has been trading income in Ireland.

Income tax expense (benefit) by jurisdiction is shown below (dollars in thousands):

	Years ended
	2018	2017	2016
Current tax expense (benefit):
Ireland	$—	$—	$—
Luxembourg	44	195	145
Australia	(138)	4,062	1,742
Other	50	43	33
Current tax expense (benefit) — total	(44)	4,300	1,920
Deferred tax expense (benefit):
Ireland	9,865	8,710	(10,812)
Australia	105	(1,743)	1,615
Other	—	65	—
Deferred tax expense (benefit) — total	9,970	7,032	(9,197)
Total income tax expense (benefit)	$9,926	$11,332	$(7,277)

The Company had no unrecognized tax benefits as of December 31, 2018 and 2017. The principal components of the Company’s net deferred tax asset (liability) were as follows (dollars in thousands):

	December 31, 2018	December 31, 2017
Deferred tax asset:
Net operating loss carry forwards	$177,663	$170,960
Net unrealized losses on derivative instruments	773	390
Basis difference on acquisition of GAAM Australian assets	6,619	7,314
Other	168	55
Valuation allowance	(37,429)	(39,484)
Total deferred tax asset	147,794	139,235
Deferred tax liability:
Excess of tax depreciation over book depreciation	(171,725)	(153,447)
Book/tax differences identified in connection with GAAM Portfolio acquisition	(112)	(412)
Net earnings of non-European Union member subsidiaries	(3,654)	(3,745)
Withholding tax on Australian unrepatriated earnings	(2,054)	(1,800)
Total deferred tax liability	(177,545)	(159,404)
Deferred tax liability, net	$(29,751)	$(20,169)

The majority of the Company’s net operating loss carryforwards are attributable to Ireland. Under current tax rules in Ireland, the Company is allowed to carry forward its net operating losses for an indefinite period to offset any future income. The Company has recorded valuation allowances to reduce deferred tax assets to the extent it believes it is more likely than not that a portion of such assets will not be realized. In making such determinations, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and its ability to carry back losses to prior years.

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

At December 31, 2018 and 2017, the Company had a valuation allowance of $37.4 million and $39.5 million, respectively. For the year ended December 31, 2018, the Company recorded a net valuation allowance reversal of $1.3 million. For the years ended December 31, 2017 and 2016, the Company recorded net valuation allowance provisions of $8.4 million and $7.2 million, respectively.

The Company has undistributed earnings from its Australian subsidiary. The Company does not intend to indefinitely reinvest its subsidiary’s earnings back into Australia. A withholding tax of 15.0% may be due on distributions of earnings which have not been taxed in Australia. At December 31, 2018 and 2017, the Company had deferred tax liabilities of $2.1 million and $1.8 million, respectively, in connection with its unrepatriated Australian earnings.

For the years ended December 31, 2018, 2017 and 2016, the effective tax rate was 10.4%, 81.3% and 20.0%, respectively. The effective tax rate in any period is impacted by the source and amount of income earned and expenses incurred in different tax jurisdictions and valuation allowances the Company has recorded. The table below is a reconciliation of the Irish statutory corporation tax rate of 12.5% on trading income to the Company’s recorded income tax expense or benefit:

	Years ended
	2018	2017	2016
Irish statutory corporate tax rate on trading income	12.5%	12.5%	12.5%
Valuation allowances	(1.4)%	59.9%	(19.8)%
Tax impact of repurchased and resold Notes	0.1%	(0.8)%	1.3%
Foreign tax rate differentials	(2.8)%	(18.4)%	7.8%
True-up of prior year tax provision	—	2.2%	—
Non-taxable gain on debt extinguishment	—	—	0.3%
Non-deductible interest expense, transaction fees and expenses	1.8%	12.2%	(4.8)%
Deductible intra-group interest	—	—	30.9%
Unrealized foreign exchange loss on re-valuation of deferred tax balances	0.1%	0.5%	(8.6)%
Withholding tax	—	13.3%	—
Other	0.1%	(0.1)%	0.4%
Effective tax rate	10.4%	81.3%	20.0%

Under Irish tax legislation, Irish Revenue (“Revenue”) is entitled to make enquiries and/or raise an assessment of any corporation tax return submitted up to a period of four years from the end of the year in which the return is submitted. As such, Revenue is entitled to make enquiries and/or raise an assessment in respect of the corporation tax returns submitted by the Company’s Irish subsidiaries for each of the years ended December 31, 2014 to 2018.

In February 2018, Revenue issued a Value Added Tax (“VAT”) assessment to Fly for the period from January 1, 2014 to December 31, 2016 in the amount of 6.1 million Euros, representing a portion of the VAT refunded to Fly during that time period. Fly has had an ongoing dialogue with Revenue since January 2017 regarding its VAT returns and believes the assessment was raised as a protective measure by Revenue to avoid missing the statute of limitations for any claims. In March 2018, Fly filed an appeal of the assessment and is awaiting action by the Tax Appeals Commission. Fly has not recorded any liability related to this assessment based on the facts and circumstances, and as also supported by a relevant tax court case, the positions taken in Fly’s VAT returns are more likely than not to be sustained upon ultimate resolution of this matter.

13.	OTHER LIABILITIES

The following table describes the principal components of the Company’s other liabilities (dollars in thousands):

	December 31, 2018	December 31, 2017
Current tax payable	$50	$4,226
Lease discount	25,539	—
Lease incentive obligation	14,020	20,306
Deferred rent	15,067	8,444
Refundable deposits	3,420	805
Other	22,306	5,875
Total other liabilities	$80,402	$39,656

14.	SHAREHOLDERS’ EQUITY

Share Repurchases

In November 2018, the Company’s board of directors approved a $50.0 million share repurchase program expiring in December 2019. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions.

During the year ended December 31, 2018, the Company did not repurchase any shares. During the year ended December 31, 2017, the Company repurchased 4,274,569 shares at an average price of $13.35 per share, or $57.1 million, before commissions and fees.  During the year ended December 31, 2016, the Company repurchased 3,414,960 shares at an average price of $11.73 per share, or $40.1 million, before commissions and fees.

Dividends

No dividends were declared or paid during the years ended December 31, 2018, 2017 or 2016.

Share Issuances

In connection with the AirAsia Transactions, on July 13, 2018, the Company issued and sold a total of 1,333,334 common shares in the form of ADSs, at a purchase price of $15.00 per share, to Meridian Aviation Partners Limited and certain other affiliates of Onex Corporation (collectively, “Onex”) and members of the management team of BBAM LP in private placement transactions, for aggregate proceeds of $20.0 million. All Fly common shares held by Onex, and the newly issued Fly common shares held by members of the management team of BBAM LP, are subject to a 180-day lock-up from the date of issuance. In addition, on August 30, 2018, the Company issued 3,333,333 common shares in the form of ADSs, valued at $15.00 per share, to AirAsia, as partial consideration in the AirAsia Transactions. The Fly common shares issued to AirAsia are subject to lock-up restrictions until 2021, as well as voting and standstill undertakings until AirAsia and its affiliates own less than 10% of Fly’s outstanding shares. The Company has agreed to register the common shares issued to Onex, members of the management team of BBAM LP and AirAsia for resale with the Securities and Exchange Commission.

During the year ended December 31, 2017, the Company issued 1,481 shares in connection with SARs that were exercised.

During the year ended December 31, 2016, the Company issued no shares.

15.	SHARE-BASED COMPENSATION

Description of Plan

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. The Company has issued all shares available under the 2010 Plan.

SARs entitle the holder to receive any increase in value between the grant date price of Fly’s ADSs and their value on the exercise date. RSUs entitle the holder to receive a number of Fly’s ADSs equal to the number of RSUs awarded upon vesting. All awards are fully vested. The granted SARs and RSUs vested in three equal installments and SARs expire on the tenth anniversary of the grant date. The Company satisfies SAR and RSU exercises with newly issued ADSs.

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

Grant Activity

Since June 30, 2015, all SARs and RSUs granted under the 2010 Plan have vested.

At December 31, 2016, there were 821,117 SARs outstanding and exercisable at a weighted average exercise price of $12.74. During the year ended December 31, 2017, 24,137 SARs were exercised at a weighted average price of $12.73. At December 31, 2018 and 2017, there were 796,980 SARs outstanding and exercisable at a weighted average exercise price of $12.74. At December 31, 2018, the weighted average remaining contractual life of the SARs was 2.1 years.

16.	EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method (dollars in thousands, except per share data):

	Years ended
	2018	2017	2016
Numerator
Net income (loss)	$85,723	$2,598	$(29,112)
Less:
Dividends declared and paid to shareholders	—	—	—
Dividend equivalents paid to vested RSUs and SARs	—	—	—
Net income (loss) attributable to common shareholders	$85,723	$2,598	$(29,112)
Denominator
Weighted average shares outstanding-Basic	29,744,083	30,307,357	33,239,001
Dilutive common equivalent shares:
RSUs	—	—	—
SARs	39,821	46,068	—
Weighted average shares outstanding-Diluted	29,783,904	30,353,425	33,239,001
Earnings (loss) per share:
Basic
Distributed earnings	$—	$—	$—
Undistributed income (excess distribution)	$2.88	$0.09	$(0.88)
Basic earnings (loss) per share	$2.88	$0.09	$(0.88)
Diluted
Distributed earnings	$—	$—	$—
Undistributed income (excess distribution)	$2.88	$0.09	$(0.88)
Diluted earnings (loss) per share	$2.88	$0.09	$(0.88)

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

In 2016, Fly entered into agreements with third-party lessors to guarantee the residual value of three aircraft subject to twelve-year leases (“RVGs”). Fly received residual value guarantee fees totaling $6.6 million, which are being amortized over a twelve-year period. The third-party lessors may exercise their rights under the RVGs by issuing a notice to Fly eleven months before each lease expiry date requiring Fly to purchase the aircraft on such date. The RVGs will terminate if not exercised accordingly. During each of the years ended December 31, 2018 and 2017, the Company recognized $0.6 million of income.

As of December 31, 2018, the Company had a commitment to sell 12 aircraft, nine of which have been sold subsequent to year end.

AirAsia Transactions

In connection with the AirAsia Transactions, the Company agreed to acquire Portfolio B, consisting of 21 Airbus A320neo family aircraft to be leased to the AirAsia Group as the aircraft deliver between 2019 and 2021. Additional cash consideration will be payable as each aircraft in Portfolio B is delivered. The Company also acquired options to purchase Portfolio C, which consists of 20 Airbus A320neo family aircraft, not subject to lease, which deliver from the manufacturer between 2019 and 2025. The Company did not exercise its options with respect to any of the Portfolio C aircraft delivering in 2019. The Company has options to purchase up to 17 Portfolio C aircraft delivering between 2020 and 2025.

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

Effective January 1, 2017, the servicing agreement between B&B Air Funding and BBAM relating to aircraft financed by the Securitization Notes was amended, thereby (i) amending the rent fee to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month, and (ii) eliminating the base fee of $150,000 per month. In connection with this amendment, effective January 1, 2017, the administrative agency fee was also reduced, through a rebate, to $20,000 per month, subject to an annual CPI adjustment.

With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per aircraft per month. Under the Term Loan, the Fly Acquisition III Facility, the Magellan Acquisition Limited Facility and the Fly Aladdin Acquisition Facility, BBAM is also entitled to an administrative fee of $10,000 per month. Under the Fly Aladdin Engine Funding Facility, BBAM is entitled to receive a servicing fee equal to 3.5% of monthly rents actually collected and an administrative fee equal to $1,000 per month. In addition, BBAM is entitled to receive an acquisition fee of 1.5% of the gross acquisition cost for any aircraft or aviation asset purchased and a disposition fee of 1.5% of the gross proceeds for any aircraft or aviation asset sold.

For the years ended December 31, 2018, 2017 and 2016, BBAM received servicing and administrative fees totaling $15.8 million, $13.1 million and $14.6 million, respectively.

During the years ended December 31, 2018, 2017 and 2016, the Company incurred $16.1 million, $6.8 million and $8.4 million of origination fees, respectively, payable to BBAM.

During the years ended December 31, 2018, 2017 and 2016, the Company incurred disposition fees of $3.1 million, $0.3 million and $7.5 million, respectively, payable to BBAM.

Fly pays an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee is also subject to an annual CPI adjustment applicable to the prior calendar year. For the year ended December 31, 2018, the Company incurred Management Expenses of $7.3 million. For the years ended December 31, 2017 and 2016, the Company incurred Management Expenses of $6.3 million.

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

If the management agreement is not renewed on July 1, 2025, Fly will pay the Manager a non-renewal fee on such termination date in an amount equal to (i) $6.0 million plus (ii) so long as the Management Expense Amount does not exceed $12.0 million, 50% of the excess (if any) of the Management Expense Amount over $6.0 million in respect of the last fiscal year prior to such termination date.

The Company’s minimum long-term contractual obligations with BBAM LP as of December 31, 2018, excluding rent fees, consisted of the following (dollars in thousands):

	2019	2020	2021	2022	2023	Thereafter	Total
Fixed base fee payments (1)	$250	$250	$250	$238	$—	$—	$988
Fixed administrative agency fee payments due by B&B Air Funding (1)	76	37	24	21	12	1	171
Fixed administrative services fee due under the Term Loan (2)	441	385	300	212	61	62	1,461
Fixed administrative services fee due under the Magellan Acquisition Limited Facility (2)	228	228	226	215	204	601	1,702
Fixed administrative services fee due under Fly Acquisition III Facility (2)	228	228	213	91	67	213	1,040
Fixed administrative services fee due under Fly Aladdin Acquisition Facility (2)	372	370	349	306	176	255	1,828
Fixed administrative services fee due under Fly Aladdin Engine Funding Facility (2)	12	12	12	12	10	—	58
Fixed administrative agency fee payments due by other subsidiaries (2)	312	280	225	197	253	289	1,556
Fixed payments for Management Expenses (1) (3)	9,561	9,561	9,561	9,561	9,561	62,146	109,951
Acquisition fees related to Portfolio B in the AirAsia Transactions	3,013	4,545	8,336	—	—	—	15,894
Disposition fees on flight equipment held for sale	5,264	—	—	—	—	—	5,264
Total	$19,757	$15,896	$19,496	$10,853	$10,344	$63,567	$139,913

(1)	Assumes Consumer Price Index (“CPI”) rates in effect as of December 31, 2018 remain constant in future periods.
(2)	Assumes number of aircraft and engines at December 31, 2018 remain constant in future periods.
(3)	Assumes automatic extension for one additional term of five years to June 30, 2030. Also assumes net book values of aircraft and engines at December 31, 2018 remains constant in future periods.

19.	FAIR VALUE MEASUREMENTS

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

Where available, the fair value of the Company’s investment in equity certificates, notes payable and debt facilities is based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of its credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

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

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment and use Level 3 inputs which include assumptions as to future cash flows associated with the use of an aircraft and eventual disposition of such aircraft. The Company will record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. For the years ended December 31, 2017 and 2016, the Company wrote down aircraft to their net realizable value and recognized charges of $22.0 million and $96.1 million, respectively (See Note 6).

The carrying amounts and fair values of certain of the Company’s debt instruments are as follows (dollars in thousands):

	As of December 31, 2018		As of December 31, 2017
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
Securitization Notes	$85,584	$80,770	$101,551	$95,839
Term Loan	407,768	396,554	431,271	431,271
2021 Notes	325,000	329,875	325,000	339,235
2024 Notes	300,000	279,390	300,000	301,500

The Company’s principal amount outstanding on its remaining debt instruments approximates fair value at December 31, 2018 and 2017.

As of December 31, 2018 and 2017, the categorized assets and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows (dollars in thousands):

	Level 1	Level 2	Level 3	Total
December 31, 2018:
Derivative assets	—	$5,929	—	$5,929
Derivative liabilities	—	8,558	—	8,558
Investment in equity certificates	—	5,747	—	5,747
December 31, 2017:
Derivative assets	—	$2,643	—	$2,643
Derivative liabilities	—	7,344	—	7,344

20.	UNAUDITED QUARTERLY CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited quarterly financial information for each of the quarters in the years ended December 31, 2018 and 2017 is presented below (dollars in thousands, except per share data):

	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Total revenues	$88,755	$102,673	$104,566	$122,305
Net income	$9,630	$24,344	$20,740	$31,009
Earnings per share — Basic	$0.34	$0.87	$0.68	$0.95
Earnings per share — Diluted	$0.34	$0.87	$0.68	$0.95

	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Total revenues	$79,266	$79,832	$86,219	$107,934
Net income (loss)	$5,052	$2,880	$(12,504)	$7,170
Earnings (loss) per share — Basic	$0.16	$0.09	$(0.43)	$0.25
Earnings (loss) per share — Diluted	$0.16	$0.09	$(0.43)	$0.25

21.	SUBSEQUENT EVENTS

Subsequent to December 31, 2018, the Company sold nine aircraft, which includes the sale of eight aircraft to Horizon and one aircraft to a third party, all of which were classified as held for sale as of December 31, 2018 (see Note 5).

On February 12, 2019, B&B Air Funding issued a notice of redemption to the trustee, policy provider, liquidity facility provider, listing agent and Euronext Dublin pursuant to the indenture governing the Securitization Notes to redeem the Securitization Notes in whole for an amount equal to the outstanding principal amount, with any accrued and unpaid interest, on March 14, 2019.

Schedule I — Condensed financial information of parent

Fly Leasing Limited
Condensed Balance Sheets

AS OF DECEMBER 31, 2018 AND 2017
(Dollars in thousands)

	December 31,
	2018	2017
Assets
Cash and cash equivalents	$43,233	$157,014
Notes receivable from subsidiaries	466,729	375,477
Investments in subsidiaries	1,019,048	985,476
Other assets, net	11,019	9,851
Total assets	$1,540,029	$1,527,818
Liabilities
Payable to related parties	$729	$223
Payable to subsidiaries	202,298	349,585
Unsecured borrowings, net	617,664	615,922
Deferred tax liability, net	3,066	3,739
Accrued and other liabilities	14,162	14,640
Total liabilities	837,919	984,109
Shareholders’ equity	702,110	543,709
Total liabilities and shareholders’ equity	$1,540,029	$1,527,818

The accompanying note is an integral part of these consolidated financial statements.

Schedule I — Condensed financial information of parent
Fly Leasing Limited
Condensed Statements of Income (Loss)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Dollars in thousands, except per share data)

	Years ended
	2018	2017	2016
Revenues
Equity earnings (loss) from subsidiaries	$90,175	$35,208	$(24,385)
Equity earnings (loss) from unconsolidated subsidiary	(54)	496	530
Intercompany management fee income	16,844	12,124	8,866
Intercompany interest income	25,740	34,068	44,394
Interest and other income	1,072	809	410
Total revenues	133,777	82,705	29,815
Expense
Interest expense	38,211	45,970	48,013
Selling, general and administrative	12,314	12,630	11,803
Ineffective, dedesignated and terminated derivatives	(1,798)	—	—
Loss on modification and extinguishment of debt	—	19,655	—
Total expenses	48,727	78,255	59,816
Net income (loss) before provision (benefit) for income taxes	85,050	4,450	(30,001)
Provision (benefit) for income taxes	(673)	1,852	(889)
Net income (loss)	$85,723	$2,598	$(29,112)
Weighted average number of shares:
Basic	29,744,083	30,307,357	33,239,001
Diluted	29,783,904	30,353,425	33,239,001
Earnings (loss) per share:
Basic	$2.88	$0.09	$(0.88)
Diluted	$2.88	$0.09	$(0.88)

The accompanying note is an integral part of these consolidated financial statements.

Schedule I — Condensed financial information of parent

Fly Leasing Limited
Condensed Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Dollars in thousands)

	Years ended
	2018	2017	2016
Cash Flows from Operating Activities
Net income (loss)	$85,723	$2,598	$(29,112)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Equity (earnings) loss from subsidiaries	(90,175)	(35,208)	24,385
Equity (earnings) loss from unconsolidated subsidiary	54	(496)	(530)
Deferred income taxes	(673)	1,852	(12,139)
Amortization of debt discount and other	1,742	1,931	1,982
Loss on modification and extinguishment of debt	—	19,655	—
Distributions from unconsolidated subsidiary	2,131	—	—
Changes in operating assets and liabilities:
Payable to subsidiaries	(104,303)	6,144	(162,229)
Other assets	(709)	(1,121)	476
Payable to related parties	506	(683)	856
Accrued and other liabilities	(477)	(9,478)	12,622
Net cash flows used in operating activities	(106,181)	(14,806)	(163,689)
Cash Flows from Investing Activities
Capital contributions to subsidiaries	(8,986)	—	—
Distributions received from subsidiaries	25,792	—	—
Distributions received from unconsolidated subsidiary	3,103	—	—
Advances of notes receivable to subsidiaries	(265,311)	(48,335)	(40,172)
Repayment of notes receivable from subsidiaries	223,925	144,718	334,556
Investment in Horizon I Limited equity certificates	(5,747)	—	—
Net cash flows provided by (used in) investing activities	(27,224)	96,383	294,384
Cash Flows from Financing Activities
Proceeds from issuance of unsecured borrowings	—	295,150	—
Repayment of unsecured borrowings	—	(375,000)	—
Debt modification and extinguishment costs	—	(16,287)	—
Debt issuance costs	—	(917)	—
Shares issued	19,624	—	—
Shares repurchased	—	(57,286)	(40,257)
Net cash flows provided by (used in) financing activities	19,624	(154,340)	(40,257)
Net increase (decrease) in cash and cash equivalents	(113,781)	(72,763)	90,438
Cash and cash equivalents at beginning of period	157,014	229,777	139,339
Cash and cash equivalents at end of period	$43,233	$157,014	$229,777
Supplemental Disclosure:
Cash paid during the year for:
Interest	$36,425	$41,883	$46,032
Taxes	—	—	—

Noncash Activities:
Noncash investing activities:
Capital contribution to subsidiaries	7	109,391	207,340
Distributions from subsidiaries	3,386	76,451	55,039
Intercompany sale of subsidiaries	39,605	—	—

The accompanying note is an integral part of these consolidated financial statements.

ITEM 19.	EXHIBITS

We have filed the following documents as exhibits to this Annual Report.

Exhibit Number	Description of Exhibit

1.1	Memorandum of Association (1)

1.2	Amended and Restated Bye-Laws of Fly Leasing Ltd. (2)

2.1	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited. (1)

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

4.16	First Amendment to Purchase Agreement dated December 28, 2012 by and among Fly Leasing Limited, Summit Aviation Partners LLC and such persons identified therein. (8)

Exhibit Number	Description of Exhibit

4.18	Registration Rights Agreement dated as of December 28, 2012, by and among Fly Leasing Limited and each shareholder identified therein. (8)

4.19	Amended and Restated Servicing Agreement dated as of January 24, 2013, by and among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited. (8)

4.20	Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, National Association. (7)

4.21	First Supplemental Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, Nation Association. (7)

4.22	Second Supplemental Indenture dated as of October 3, 2014, between Fly Leasing Limited and Wells Fargo Bank, National Association. (10)

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

4.30	Third Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of February 1, 2017, between Fly Leasing Limited and Fly Leasing Management Co. Limited. (17)

4.31	Fee Rebate Side Letter, dated as of February 1, 2017, by and among Babcock & Brown Air Funding I Limited, Fly Leasing Management Co. Limited, and AMBAC Assurance Corporation. (17)

4.32	Guaranty [Fly 2016A Warehouse] dated February 26, 2016 by Fly Leasing Limited. (17)

4.33	Third Supplemental Indenture dated as of October 16, 2017, between Fly Leasing Limited and Wells Fargo Bank, National Association. (19)

4.34	Servicing Agreement dated as of December 8, 2017, among BBAM US LP, BBAM Aviation Services Limited and Magellan Acquisition Limited. (21)

Exhibit Number	Description of Exhibit

4.35	Guaranty [Fly 2017A Term Loan] dated December 8, 2017 by Fly Leasing Limited. (21)

4.36	Share Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited, Fly Leasing Limited and AirAsia Berhad. (22)

4.37	Aircraft Sale and Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad. (22)

4.38
Aircraft Sale and Purchase Option Agreement, dated April 26, 2018, but having effect between the parties as of February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad. (22)

4.39
Amended and Restated Commitment Letter, dated May 1, 2018, between BNP Paribas, Citibank, N.A., Commonwealth Bank of Australia, Singapore Branch, Deutsche Bank AG, Singapore Branch and Fly Leasing Limited. (22)

4.40	Equity Commitment Letter, dated February 28, 2018, between Meridian Aviation Partners Limited and Fly Leasing Limited. (22)

4.41	Equity Commitment Letter, dated February 28, 2018, between Summit Aviation Holdings LLC and Fly Leasing Limited. (22)

4.42
Amended and Restated Purchase Commitment Letter (Portfolio C Aircraft and Portfolio D Aircraft), dated May 3, 2018, but having effect between the parties as of February 28, 2018, between Fly Leasing Limited and Nomura Babcock & Brown Co., Ltd. (22)

4.43
Amended and Restated Delivery Side Letter (Portfolio C and Portfolio D), dated May 3, 2018, but having effect between the parties as of February 28, 2018, between Fly Leasing Limited and Incline B Aviation Limited Partnership. (22)

4.44	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Meridian Aviation Partners Limited. (23)

4.45	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Summit Aviation Holdings LLC. (23)

4.46	Registration Rights Agreement, dated July 18, 2018, among Fly Leasing Limited and shareholders named therein. (23)

4.47	Subscription Agreement, dated July 18, 2018, among Fly Leasing Limited, AirAsia Group Berhad and AirAsia Berhad. (23)

4.48	Registration Rights Agreement, dated July 18, 2018, between Fly Leasing Limited and AirAsia Group Berhad. (23)

4.49	Fly SPA Amendment Agreement (No. 1) dated July 11, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad. (23)

4.50	Fly SPA Amendment Agreement (No. 2) dated July 18, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad. (23)

4.51
Servicing Agreement dated June 15, 2018, among BBAM Aviation Services Limited, BBAM US LP, Fly Aladdin Funding Limited, Fly Aladdin MaltaCo Limited and each Borrower Group Company that becomes a party thereto. (23)

4.52	Purchase Agreement dated November 30, 2018 among the sellers identified therein, Horizon Aircraft Finance I Limited, Horizon Aircraft Finance I LLC and the other purchasers identified therein.

8.1	List of the Company’s subsidiaries.

Exhibit Number	Description of Exhibit

10.1
Aircraft Mortgage and Security Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, The Initial Intermediate Lessees, The Initial Lessor Subsidiaries, The Additional Grantors Referred to Therein and Wells Fargo Bank Northwest, National Association. (5)

10.2
Amended and Restated Senior Secured Credit Agreement dated July 3, 2013 among Fly Acquisition II Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, and Deutsche Bank Trust Company Americas, as Security Trustee and as Administrative Agent. (9)

10.3
Amended and Restated Term Loan Credit Agreement dated as of November 21, 2013 among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, each other Guarantor Party referred to therein, the Lenders identified therein, Citibank, N.A., and Well Fargo Bank Northwest, National Association. (11)

10.4
Amendment to Credit Agreement, dated as of April 22, 2015, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (13)

10.5
Facility Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (14)

10.6
Note Purchase Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Purchasers party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (14)

10.7
Credit Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Banks party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (14)

10.8
Second Amendment to Credit Agreement, dated as of October 19, 2016, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (15)

10.9
Third Amendment to Credit Agreement, dated as of April 28, 2017, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (18)

10.10
Fourth Amendment to Credit Agreement, dated as of November 1, 2017, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (20)

10.11
Facility Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (21)

10.12
Note Purchase Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Purchasers party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (21)

10.13
Credit Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Banks party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (21)

Exhibit Number	Description of Exhibit

10.14	Security Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Grantors thereto, and Wells Fargo Bank, National Association, as Security Trustee. (21)

10.15	Security Agreement [Fly 2016A Warehouse] dated February 26, 2016 among Fly Acquisition III Limited, the Grantors party thereto, and Well Fargo Bank, National Association as Security Trustee. (21)

10.16
Senior Secured Credit Agreement dated June 15, 2018, among Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta, the lenders party thereto, Wilmington Trust (London) Limited, as Security Trustee and BNP Paribas, as Administrative Agent. (23)

10.17	Borrower Parent Security Agreement dated June 15, 2018, between Fly Aladdin Holdings Limited, as Grantor and Wilmington Trust (London) Limited, as Security Trustee. (23)

10.18
Co-Borrower Security Agreement dated June 15, 2018, between Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta and Wilmington Trust (London) Limited, as Security Trustee. (23)

10.19	Deed of Limited Guaranty dated June 15, 2018, by Fly Leasing Limited. (23)

10.20
Amendment to Senior Secured Credit Agreement dated July 19, 2018, among Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta, the lenders, Wilmington Trust (London) Limited, as Security Trustee and BNP Paribas, as Administrative Agent. (23)

10.21
Omnibus Agreement No. 1 [Fly 2016A Warehouse] dated as of December 15, 2017 among Fly Acquisition III Limited, the Lenders party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (24)

10.22
Amendment No. 2 [Fly 2016A Warehouse] dated as of September 6, 2018 among Fly Acquisition III Limited, the Lenders party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (24)

10.23	Form of Loan Amendment Letter Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Deloitte & Touche LLP.

101
The following materials from the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2018 and 2017, (ii) Consolidated Statements of Income for the years ended December 31, 2018, 2017 and 2016, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016, (iv) Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2016, 2017 and 2018, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016, and (vi) Notes to Consolidated Financial Statements for the year ended December 31, 2018.

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

(7)	Previously filed as an exhibit on Form 6-K dated December 11, 2013.

(8)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2012.

(9)	Previously filed as an exhibit on Form 6-K dated August 6, 2013.

(10)	Previously filed as an exhibit on Form 6-K dated October 3, 2014.

(11)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2013.

(12)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2014.

(13)	Previously filed as an exhibit on Form 6-K dated August 5, 2015.

(14)	Previously filed as an exhibit on Form 6-K dated May 19, 2016.

(15)	Previously filed as an exhibit on Form 6-K dated October 20, 2016.

(16)	Previously filed as an exhibit on Form 6-K dated November 17, 2016.

(17)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2016.

(18)	Previously filed as an exhibit on Form 6-K dated May 1, 2017.

(19)	Previously filed as an exhibit on Form 6-K dated October 16, 2017.

(20)	Previously filed as an exhibit on Form 6-K dated November 1, 2017.

(21)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2017.

(22)	Previously filed as an exhibit on Form 6-K dated May 8, 2018.

(23)	Previously filed as an exhibit on Form 6-K dated August 24, 2018.

(24)	Previously filed as an exhibit on Form 6-K dated November 9, 2018.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fly Leasing Limited

By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

Dated: March 12, 2019