Form 20-F
period 2019-12-31
Fly Leasing Ltd
filed 2020-02-28
CIK 1407298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares	FLY	New York Stock Exchange
Common Shares, par value of $0.001 per share		New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares representing these shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

30,898,410 Common Shares, par value of $0.001 per share.
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

Unless the context requires otherwise, when used in this Annual Report, (1) the term “Fly” refers to Fly Leasing Limited; (2) the terms “Company,” “we,” “our” and “us” refer to Fly and its subsidiaries; (3) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (5) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (6) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP collectively; (6) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (7) the term “Summit” refers to Summit Aviation Partners II LLC and its affiliates; (8) the term “Onex” refers to Onex Corporation and its affiliates, including its managed investment funds; and (9) the term “GIC” refers to GIC Private Limited and its affiliates.

Unless indicated otherwise, all percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of December 31, 2019.

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

As of December 31, 2019, we had 89 aircraft and seven engines in our portfolio. Of the 89 aircraft, 81 were held for operating lease, one was classified as an investment in finance lease, six were classified as held for sale and one aircraft was off-lease.

Selected Financial Data

The following selected financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes related thereto included in Item 18 “Financial Statements” in this Annual Report. The selected financial data presented below are our operating results for the years ended December 31, 2019, 2018, 2017, 2016 and 2015.

	(Dollars in thousands, except per share data) Years ended
	2019	2018	2017	2016	2015
Statement of income data:
Operating lease revenue	$464,399	$399,514	$346,894	$313,582	$429,691
Gain on sale of aircraft	$97,323	$13,398	$3,926	$27,195	$28,959
Total revenues	$575,024	$418,299	$353,251	$345,039	$462,397
Total expenses	$328,620	$322,650	$339,321	$381,428	$434,200
Net income (loss)	$225,877	$85,723	$2,598	$(29,112)	$22,798
Earnings (loss) per share:
Basic	$7.15	$2.88	$0.09	$(0.88)	$0.52
Diluted	$7.12	$2.88	$0.09	$(0.88)	$0.52
Dividends declared and paid per share	$—	$—	$—	$—	$1.00

	(Dollars in thousands) As of December 31,
	2019	2018	2017	2016	2015
Balance sheet data:
Total assets	$3,665,159	$4,226,472	$3,595,615	$3,447,009	$3,424,480
Total liabilities	$2,786,882	$3,524,362	$3,051,906	$2,853,774	$2,767,516
Total shareholders’ equity	$878,277	$702,110	$543,709	$593,235	$656,964
Number of shares outstanding	30,898,410	32,650,019	27,983,352	32,256,440	35,671,400

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

Aircraft and aircraft equipment values and achievable lease rates have from time to time experienced sharp decreases due to several factors including, but not limited to, decreases in passenger and air cargo demand, increases in fuel costs, government regulation and increases in interest rates. Operating leases place the risk of realization of residual values on aircraft lessors because only a portion of the equipment’s value is covered by contractual cash flows at lease inception. In addition to factors linked to the aviation industry generally, factors that may affect the value and achievable lease rates of our aircraft and engines include:

•	the maintenance, damage and operating history of the airframes and engines;

•	the number of operators using a type of aircraft or engine;

•	whether an aircraft or engine is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

•	the age of our aircraft and engines;

•	airworthiness directives and service bulletins;

•	aircraft noise and emission standards;

•	any tax, customs, regulatory and other legal requirements that must be satisfied when an aircraft or engine is purchased, sold or re-leased;

•	grounding orders or other regulatory action that could prevent or limit utilization of our aircraft;

•	compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type;

•	any renegotiation of an existing lease on less favorable terms;

•	the negotiability of clear title free from mechanics’ liens and encumbrances;

•	the availability of spare parts; and

•	the creditworthiness of our lessees.

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

The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are not under our control, including:

•	passenger air travel and air cargo demand;

•	geopolitical and other events, including war, acts of terrorism, civil unrest, outbreaks of epidemic diseases and natural disasters;

•	airline operating costs, including fuel costs, and general economic conditions affecting our lessees’ operations;

•
governmental regulation, including new airworthiness directives, statutory limits on age of aircraft, and restrictions in certain jurisdictions on the age of aircraft for import, climate change initiatives and environmental regulation, and other factors leading to obsolescence of aircraft models;

•	tariffs and other restrictions on trade;

•	interest and foreign exchange rates;

•	airline restructurings and bankruptcies;

•	increased supply due to the sale of aircraft portfolios;

•	availability and cost of credit;

•	changes in control of, or restructurings of, other aircraft leasing companies;

•	manufacturer production levels and technological innovation;

•	new-entrant manufacturers producing additional aircraft models, or existing manufacturers producing new aircraft models, in competition with existing aircraft models;

•	retirement, obsolescence or marketability of aircraft models;

•	manufacturers merging or exiting the industry or ceasing to produce aircraft or engine types;

•	accuracy of estimates relating to future supply and demand made by manufacturers and lessees;

•	reintroduction into service of aircraft or engines previously in storage; and

•	airport and air traffic control infrastructure constraints.

Any of these factors may produce sharp and prolonged decreases in aircraft values and achievable lease rates, which would have a negative impact on the value of our fleet and may prevent our aircraft from being leased or re-leased on favorable terms, or at all. Any of these factors could have a material adverse effect on our financial results, our growth prospects and our ability to meet our debt obligations.

We will need additional capital to finance our growth, fund potential aircraft and aircraft equipment purchase commitments, and refinance our existing debt, and we may not be able to obtain it on acceptable terms, or at all, which may adversely affect our financial condition, cash flows and financial results, and inhibit our ability to grow and compete in the commercial aircraft leasing market.

We will need additional capital to finance our growth, fund potential aircraft and aircraft equipment purchase commitments and refinance our existing debt. Our ability to acquire additional aircraft and aircraft equipment and to refinance our existing debt depends to a significant degree on our ability to access debt and equity capital markets. Our access to capital markets will depend on several factors including our historical and expected performance, compliance with the terms of our debt agreements, general market conditions, interest rate fluctuations and the relative attractiveness of alternative investments. In addition, volatility or disruption in the capital markets or a downgrade in our credit ratings could cause lenders to be reluctant or unable to provide us with financing on terms acceptable to us, or to increase the costs of such financing.

In particular, we will need additional capital to finance our forward purchase and leaseback commitments to AirAsia Group Berhad (“AAGB”), and our acquisition of option aircraft from AAGB. We have committed to purchase and leaseback a total of 21 Airbus A320neo family aircraft to AAGB and its affiliated airlines (the “AirAsia Group”) as the aircraft deliver from the manufacturer (“Portfolio B”), the first of which was delivered in the fourth quarter of 2019. We also have acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease, as the aircraft deliver through at least 2023 (“Portfolio C”), eight of which we exercised in 2019. We will need additional capital to finance our acquisition of these aircraft. If we are unable to source financing, we may not be able to close on the purchase of some or all of these aircraft and may fail to realize the full benefits of the AirAsia transactions. In addition, we will be subject to several risks, including potential monetary damages, and legal, accounting and other expenses related to our failure to perform our contractual obligations, potential damage to our reputation, and potential damage to our relationship with the AirAsia Group. These risks could negatively affect our financial condition, cash flows and results of operations.

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

We continuously re-evaluate our risk related to the RVGs based on several factors, including the estimated future base value of the aircraft based on third-party appraisals and information on similar aircraft remarketing in the secondary market. If we were required to pay the full aggregate amount of our outstanding RVGs and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure as of December 31, 2019 would have been $82.5 million.

The RVGs contain covenants requiring us to post cash collateral as security for our obligations upon the occurrence of certain corporate events, including a change in control, a downgrade in our corporate family rating beyond a specified threshold, or a sale of all or substantially all our assets. If we were required to post the full aggregate amount of the cash collateral at December 31, 2019, it would have been $23.0 million.

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

The leasing and remarketing of commercial jet aircraft is highly competitive. We compete with other aircraft leasing companies, including AerCap Holdings N.V., Air Lease Corp., Aircastle Limited, Aviation Capital Group, Bank of China Aviation, Boeing Capital Corporation, Bohai Leasing (which acquired Avolon Holdings Limited, and CIT Aerospace), Castlelake, Dubai Aerospace Enterprise (which, in 2017, acquired AWAS), GE Commercial Aviation Services Limited (GECAS), ICBC Leasing, Jackson Square Aviation, Macquarie Bank Limited, ORIX, SMBC Aviation Capital and Voyager Aviation Holdings, among others. We also may encounter competition from other entities that selectively compete with us, including:

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

We expect that some lessees may encounter financial difficulties or suffer liquidity problems and, as a result, will struggle to make lease payments under our operating leases. For example, in 2019, two of our lessees, Jet Airways and Thomas Cook Airlines, ceased operations and we repossessed and redeployed the aircraft that had been leased to them. We are aware of other global airlines that are experiencing financial difficulties, and we expect that lessees experiencing financial difficulties may seek a reduction in their lease rates or other concessions in lease terms. We could experience increased delinquencies, particularly in any future downturns in the airline industry, which could worsen the financial condition and liquidity problems of these lessees. In addition, many airlines are exposed to currency risk because they earn revenues in their local currencies and certain of their liabilities and expenses are denominated in U.S. dollars, including lease payments to us. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flows and may adversely affect our ability to make payments on our indebtedness.

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

We are typically not in possession of our aircraft while they are on lease to our lessees. Consequently, our ability to determine the condition of the aircraft or whether the lessees are properly maintaining the aircraft is limited to periodic inspections that we perform or that are performed on our behalf by third-party inspectors. A lessee’s failure to meet its maintenance obligations under a lease could:

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

Failure by a lessee to maintain an aircraft would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft to an acceptable condition prior to re-leasing or sale. Even if we are entitled to receive maintenance payments, these payments may not cover the entire cost of actual maintenance required. If we are unable to re-lease an aircraft when it comes off-lease because we need to make repairs or conduct maintenance, we may realize a substantial loss of cash flow without any corresponding decrease in our debt service obligations with respect to that aircraft. Any failure by our lessees to maintain our aircraft may have a material and adverse effect on our financial condition, cash flows and financial results.

The advent of superior aircraft and engine technology or the introduction of a new line of aircraft could cause our existing aircraft portfolio to become outdated and therefore less desirable, which could adversely affect our financial results and growth prospects.

As manufacturers introduce technological innovations and new types of aircraft and engines, certain aircraft in our existing aircraft portfolio may become less desirable to potential lessees or purchasers. Such technological innovations may increase the rate of obsolescence of existing aircraft faster than currently anticipated by our management or accounted for in our accounting policy. For example, the Boeing 787 and the Airbus A350, provide improved fuel consumption and operating economics as compared to earlier aircraft types. In addition, Airbus has launched the A320neo family, and Boeing has launched the 737 MAX family of aircraft. These “next generation” narrow-body aircraft are expected to improve fuel consumption and to reduce noise, emissions and maintenance costs as compared to current models. In addition, Embraer, Bombardier Inc., Commercial Aircraft Corporation of China Ltd and PJSC United Aircraft Corporation in Russia could develop aircraft models that will compete with existing Airbus and Boeing aircraft. It is not certain how these new aircraft offerings will impact the demand and liquidity of existing equipment. In addition, the imposition of more stringent noise or emissions standards and the development of more fuel-efficient engines could make aircraft in our portfolio less attractive for potential lessees and less valuable in the marketplace. Any of these risks could adversely affect our ability to lease or sell our aircraft on favorable terms or at all or our ability to charge rental amounts that we would otherwise seek to charge, all of which could have an adverse effect on our financial results and growth prospects.

The older age, or older technology, of some of our aircraft may expose us to higher than anticipated maintenance related expenses.

As of December 31, 2019, the weighted average age of our portfolio (excluding aircraft held for sale) was 7.5 years. In general, the costs of operating an aircraft, including maintenance expenditures, increase with the age of the aircraft. In addition, older aircraft typically are less fuel-efficient than newer aircraft and may be more difficult to re-lease or sell, particularly if, due to increasing production rates by aircraft manufacturers or airline insolvencies or other distress, older aircraft are competing with newer aircraft in the lease or sale market. Expenses like fuel, aging aircraft inspections, maintenance or modification programs and related airworthiness directives could make the operation of older aircraft less economically feasible and may result in increased lessee defaults. We may also incur some of these increased maintenance expenses and regulatory costs upon acquisition or re-leasing of our aircraft. Re-leasing larger wide-body aircraft may result in higher reinvestment and maintenance expenditures than re-leasing narrow-body aircraft.

The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these types of aircraft occur.

As of December 31, 2019, our aircraft portfolio (excluding aircraft held for sale) contained a mix of aircraft types, including Airbus A320ceo family aircraft, A320neo family aircraft and A330 aircraft, and Boeing 737NG aircraft, Boeing 737 MAX aircraft, Boeing 757 aircraft, Boeing 777 aircraft and Boeing 787 aircraft. 69% of these aircraft are single-aisle, narrow-body aircraft, and 31% of these aircraft are wide-body aircraft, as measured by net book value. Our business and financial results could be negatively affected if the market demand for any of these aircraft types (or other types that we acquire in the future) declines, if any of them is redesigned or replaced by its manufacturer. Out-of-production aircraft, such as the Boeing 757, and current models of the A320ceo family and Boeing 737NG may have shorter useful lives or lower residual values due to obsolescence. In addition, if any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value, and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may harm our business and financial results to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio.

We have written down the value of some of our assets and we may be required to record further write-downs or losses.

We test our assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amounts for such assets may not be recoverable. A recoverability assessment is performed for assets identified for further testing. This recoverability assessment is a comparison of the carrying value of each aircraft to its undiscounted expected future cash flows. We develop the assumptions used in the recoverability assessment, including those relating to current and future demand for each aircraft type, based on management’s experience in the aircraft leasing industry as well as from information received from third party sources.

No impairment charge was recognized in the year ended December 31, 2019 or 2018. In the year ended December 31, 2017, we recognized an impairment charge of $22.0 million. The impairment charge in 2017 related to a wide-body aircraft. In the future, if expected cash flows related to any of our aircraft are adversely affected by factors including credit deterioration of a lessee, declines in rental rates, shortened economic life, residual value risk and other market conditions, then we may be required to recognize additional impairment charges that would reduce our total assets and shareholders’ equity. For example, as aircraft approach the end of their economic useful lives, their carrying values may be more susceptible to non-recoverable declines in value because such assets will have a shorter opportunity in which to benefit from a market recovery.

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

If our lessees fail to fulfill their financial obligations, liens may attach to our aircraft. In some jurisdictions, aircraft liens or separate engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft (or, if applicable, the engines separately). We cannot assure you that the lessees will comply with their obligations under the leases to discharge liens arising during the terms of the leases. We may, in some cases, find it necessary to pay the claims secured by such liens in order to repossess or sell the aircraft or obtain the aircraft or engines from a creditor thereof. In some jurisdictions, an engine affixed to an aircraft may become an accession to the aircraft, whereby the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. Such restrictions, payments, and associated legal and other expenses, would be required expenses for us, and would negatively impact our cash flows and financial results.

We cannot assure you that lessees and governmental authorities will comply with the registration and deregistration requirements in the jurisdictions where our lessees operate.

All our aircraft are required to be registered at all times with appropriate governmental authorities. Generally, in jurisdictions outside the United States, failure by a lessee to maintain the registration of a leased aircraft would be a default under the applicable lease, entitling us to exercise our rights and remedies thereunder. If an aircraft were to be operated without a valid registration, the lessee or, in some cases, the owner or lessor might be subject to penalties, which could result in a lien being placed on such aircraft. Failure to comply with registration requirements also could have other adverse effects, including inability to operate the aircraft and loss of insurance. We cannot assure you that all lessees will comply with these requirements.

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

In addition to global economic conditions, our business is exposed to local economic and political conditions that can influence the performance of lessees located in a particular region. Such conditions can be adverse to us, and may include regional recession and financial or political emergencies, additional regulation or, in extreme cases, seizure of our aircraft. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions. In the year ended December 31, 2019, we had our largest concentration of total revenues in Asia and the South Pacific (58%), followed by Europe (28%), the Middle East and Africa (8%), North America (5%), and Mexico, South and Central America (1%). Severe recession in any of these regions, or the inability to resolve financial, political or other emergencies in any particular region where we have many customers, could result in additional failures of airlines and could have a material adverse effect on our business, financial condition and financial results. In addition, the recent outbreak of a novel strain of coronavirus disease, COVID-19, in Wuhan, China, is expected to have an adverse effect on travel, primarily affecting China and the surrounding region. The COVID-19 outbreak has led to government-imposed travel restrictions, flight cancellations, and a marked decline in passenger demand for air travel, especially in Asia. We cannot currently predict the impact that the COVID-19 outbreak will have on air travel and how that may impact the ability of our lessees to satisfy their payment obligations to us. The risks associated with the geographical concentration of our lessees may become exacerbated as our aircraft are re-leased to lessees or subleased to sublessees in other regions or as we acquire additional aircraft.

The risks associated with the geographical concentration of our lessees may become exacerbated as our aircraft are re-leased to lessees or subleased to sublessees in other regions or as we acquire additional aircraft.

We derived approximately 70% of our total revenues for the year ended December 31, 2019 from airlines in emerging markets. Emerging markets have less developed economies and infrastructure and are often more vulnerable to business and political disturbances. The emerging markets in which our lessees were based have included China, Ethiopia, India, Indonesia, Korea, Malaysia, Mexico, Moldova, Oman, the Philippines, Romania, Russia, Slovak Republic, Thailand and the United Arab Emirates. These countries may experience significant fluctuations in GDP, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of unexpected taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability may adversely affect our ownership interest in aircraft or the ability of lessees which operate in these markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For example, certain countries may not have fully implemented the Cape Town Convention on International Interests in Mobile Equipment, a treaty that, among other things, established international standards for the registration, protection and enforcement of lessors’ and financiers’ rights in aircraft. These matters may not be resolved on terms favorable to us, or in a timely fashion.

Furthermore, some countries restrict, or in the future might restrict, foreign investments in a manner adverse to us. These restrictions and controls have limited, and may in the future restrict or preclude, our investment in joint ventures or the acquisition of businesses in certain jurisdictions or may increase the cost to us of entering into such transactions. Various governments, particularly in the Asia/Pacific region, require governmental approval before foreign persons may make investments in domestic businesses and also limit the extent of any such investments. Furthermore, various governments may reserve the right to approve the repatriation of capital by, or the payment of dividends to, foreign investors. Restrictive policies regarding foreign investments may increase our costs of pursuing growth opportunities in foreign jurisdictions, which could materially and adversely affect our financial results.

If our lessees encounter financial difficulties and we decide to restructure our leases with those lessees, this could result in less favorable leases and in reductions in our cash flow or adversely affect our financial results.

When a lessee is late in making payments, fails to make payments in full or in part under the lease or has otherwise advised us that it will in the future fail to make payments in full or in part under the lease, we may elect to or be required to restructure the lease. Restructuring may involve anything from a simple rescheduling of payments to the termination of a lease without receiving all or any of the past due amounts. If requests for payment restructuring or rescheduling are made and granted, reduced or deferred rental payments may be payable over all or some part of the remaining term of the lease, and the terms of any revised payment schedules may be unfavorable or such payments may not be made. We may be unable to agree upon acceptable terms for any requested restructurings and as a result may be forced to exercise our remedies under those leases and we may be unable to repossess our aircraft on a timely basis. If we, in the exercise of our remedies, repossess the aircraft, we may not be able to re-lease the aircraft promptly at favorable rates, or at all.

The terms and conditions of payment restructurings or reschedulings, particularly involving lessees where we have significant exposure or concentration risk, may result in significant reductions of rental payments, which may adversely affect our cash flows or our financial results. We lease a number of aircraft to the AirAsia Group. It has been reported that Malaysian authorities have opened investigations into certain of AirAsia Group’s senior executives following the recent settlement entered into by Airbus S.E. and governmental authorities in the United States and Europe. Should these investigations or their resolution affect the business strength of the AirAsia Group, we could be adversely effected.

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

Certain aspects of our business are subject to regulation by state, federal and foreign governmental authorities. Aircraft are subject to regulations imposed by aviation authorities regarding aircraft maintenance and airworthiness. Laws affecting the airworthiness of aircraft generally are designed to ensure that all aircraft and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Aircraft manufacturers also may issue their own recommendations. Airworthiness directives and similar requirements typically set forth special maintenance actions or modifications to certain aircraft types or models that the owners or operators of aircraft must implement.

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

We are exposed to certain risks relating to the grounding of the Boeing 737 MAX aircraft

On March 13, 2019, the Federal Aviation Administration issued an order to suspend operations of all Boeing 737 MAX aircraft in the U.S. and by U.S. aircraft operators following two recent fatal accidents involving Boeing 737 MAX aircraft. Non-U.S. civil aviation authorities have issued directives to similar effect. Boeing has suspended deliveries of the Boeing 737 MAX until clearance is granted by the appropriate regulatory authorities. Prior to the grounding, we had delivered two Boeing 737 MAX aircraft that are currently on lease to one airline customer. It is uncertain when and under what conditions the Boeing 737 MAX will return to service and when Boeing will resume making deliveries of these aircraft.

Our direct exposure to Boeing 737 MAX aircraft is limited, as we own and lease only two Boeing 737 MAX aircraft and have no commitments for future deliveries of this aircraft type; however, we are exposed to certain risks relating to the grounding of the Boeing 737 MAX aircraft and its eventual return to service. Concerns around the Boeing 737 MAX aircraft may adversely affect our ability to lease our two Boeing 737 MAX aircraft when they are redelivered to us, resulting in lower lease rates relative to our expectations, or may depress the residual values of these aircraft. Moreover, as the grounding continues, our lessees who rely on the Boeing 737 MAX aircraft for revenue service may be adversely impacted and may have difficulty fulfilling their obligations under their leases with us. Finally, when the Boeing 737 MAX aircraft returns to service and Boeing resumes deliveries, market lease rates for competing current generation narrow-body aircraft may be adversely impacted. Any decrease in market rates for leases or reduction in the residual value of our aircraft, or in our lessees’ financial health, which may result from the above factors, would have a negative impact on our financial condition, cash flows and results of operations.

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

Jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization (“ICAO”) adopted set of standards for noise levels which applies to engines manufactured or certified on or after January 1, 2006. Currently, U.S. regulations do not require any phase-out of aircraft that qualify with the older standards applicable to engines manufactured or certified prior to January 1, 2006, but the European Union imposes operating limitations on aircraft that do not comply with the new standards and incorporates aviation-related emissions into the European Union’s Emissions Trading Scheme (“ETS”). ICAO has also adopted new, more stringent noise level standards to apply to new airplane type design with a maximum certificated takeoff weight of 55,000 kg or more on or after December 31, 2017; or with maximum certificated takeoff weight of less than 55,000 kg on or after December 31, 2020. The United States has adopted new noise regulations, effective November 3, 2017, to harmonize with the new ICAO standards. These regulations could limit the economic life of the aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to bring them into compliance.

In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with current ICAO standards. These limits generally apply only to engines manufactured after 1999. Because aircraft engines are replaced from time to time in the normal course, it is likely that the number of such replacements would increase over time.

The potential impact on costs of the E.U. ETS and the ICAO’s new Carbon Offset and Reduction Scheme for International Aviation (known as “CORSIA”), which calls for a carbon offsetting measure to help the aviation industry meet its goal of carbon neutral growth after 2020, has not been completely identified. Schemes to reduce emissions such as the E.U. ETS and CORSIA could favor younger, more fuel efficient aircraft since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to remarket or otherwise dispose of less efficient aircraft on a timely basis, at favorable terms, or at all. Concerns over global warming also could result in more stringent limitations on the operation of aircraft. Any of these regulations could limit the economic life of the aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant. In addition, compliance with current or future regulations, taxes or duties imposed to deal with environmental concerns could cause lessees to incur higher costs and lead to higher ticket prices, which could mean lower demand for travel, thereby generating lower net revenues and resulting in an adverse impact on the financial condition of our lessees.

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

We are subject to data security and privacy risks, including evolving laws and regulations and associated compliance efforts, which could negatively affect our results, operations or reputation.

We must comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018. GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks. Misuse of or failure to secure personal information also could result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, damage to our reputation and credibility and could have a negative impact on revenues and profits.

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

Over the past several years, there have been several outbreaks of epidemic diseases. If an outbreak of epidemic diseases were to occur, numerous responses, including travel restrictions, might be necessary to combat the spread of the disease. Even if restrictions are not implemented, it is likely that passengers would voluntarily choose to reduce travel. Outbreaks of epidemic diseases, or the fear of such events, could result in travel bans or a reduction in travel demand, which could have an adverse effect on our financial results. Similarly, demand for air travel or the inability of airlines to operate to or from certain regions due to severe weather conditions or natural disasters, such as floods, earthquakes or volcanic eruptions, could have an adverse effect on our lessees’ ability to make their lease payment obligations to us. In addition, such events could impact global manufacturing and related services, including the production and maintenance of commercial jet aircraft. Any of these incidents could negatively impact our financial results and growth prospects.

In December 2019, a novel strain of coronavirus disease, COVID-19, was reported to have surfaced in Wuhan, China, resulting in restrictions on air travel and a decrease in passenger demand primarily affecting China and the surrounding region, but increasingly having an impact worldwide. In February 2020, Airbus announced that its Tianjin final assembly line would be closed temporarily due to the COVID-19 outbreak, which likely will mean delayed aircraft deliveries, possibly including some deliveries included in our Portfolios B and/or C. At this point, the extent to which the COVID-19 outbreak may impact our aircraft delivery schedule, financial results or growth prospects is unknown.

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

Our business can be affected by several factors that are beyond our control, such as general geopolitical, economic and business conditions. Political uncertainty has created financial and economic uncertainty, most recently as a result of the United Kingdom’s June 2016 referendum (commonly referred to as “Brexit”) to withdraw from the European Union (the “EU”). The economic consequences of Brexit, including the possible repeal of open-skies agreements, could have a material adverse effect on our business, such as instability in financial markets, deterioration in economic conditions, volatility in currency exchange rates or adverse changes in regulation of the aviation industry or bilateral agreements governing air travel, which could negatively affect our financial condition, cash flow and results of operations. These impacts may include increased costs of financing; downward pressure on demand for our aircraft and reduced market lease rates and lease margins; and a higher incidence, in the U.K. in particular and the E.U. generally, of lessee defaults or other events resulting in our lessees’ failing to perform under our lease agreements. Further, many of the structural issues facing the EU following the global financial crisis of 2008 and Brexit remain, and problems could resurface that could affect market conditions, and, possibly, our business, financial results and liquidity, particularly if they lead to the exit of one or more countries from the European Monetary Union (the “EMU”) or the exit of additional countries from the EU. If one or more countries exited the EMU, there would be significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and it would likely lead to complex and lengthy disputes and litigation.

We depend on aircraft and engine manufacturers’ success in remaining financially stable and producing aircraft that meet customers’ expectations.

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

If in the future the manufacturers bring aircraft to market that do not meet customers’ expectations, or do not respond appropriately to changes in the market environment, we may experience, among other things:

•
an inability to acquire aircraft and engines and related components on terms that will allow us to lease those aircraft and engines to customers at a profit, resulting in lower growth rates or a contraction in our aircraft portfolio;

•	a market environment with too many aircraft and engines available, creating downward pressure on demand for the aircraft and engines in our fleet and reduced market lease rates and sale prices;

•
poor customer support or reputational damage from the manufacturers of aircraft, engines and components resulting in reduced demand for a particular manufacturer’s product, creating downward pressure on demand for those aircraft and engines in our fleet and reduced market lease rates and sale prices for those aircraft and engines;

•
reduction in our competitiveness due to deep discounting by the manufacturers, which may lead to reduced market lease rates and sale prices and may affect our ability to remarket or sell some of the aircraft and engines in our portfolio; and

•
technical or other difficulties with aircraft after delivery that subject such aircraft to operating restrictions or groundings, resulting in a decline in value and lease rates of such aircraft and impairing our ability to lease or dispose of such aircraft on favorable terms.

If the manufacturers provide deep discounts with respect to certain aircraft, that could affect our ability to effectively compete in the market, we may not be able to remarket similar aircraft in our fleet at a profit or at all. This could also lead to reduced market lease rates and aircraft values.

Risks Related to Our Relationship with BBAM LP

BBAM has conflicts of interest with us and may favor their own business interest and those of their other managed entities to our detriment.

Conflicts of interest will arise between us and BBAM LP with respect to our operations and business opportunities. BBAM LP acquires, manages and remarkets aircraft for lease or sale for us and for other entities, including entities in which the owners of BBAM LP, Summit Aviation Partners II LLC and its affiliates (“Summit”), Onex Corporation and its affiliates (“Onex”), and GIC Private Limited (“GIC”) may have an economic interest. We may compete directly with such other managed entities for investment opportunities. For example, BBAM performs aircraft acquisition, disposition and management services pursuant to a joint marketing agreement with Nomura Babcock & Brown Co., Ltd, referred to as NBB, and manages or services other investment vehicles, including the Incline Aviation Fund, Horizon Aircraft Finance I Limited, Horizon Aircraft Finance II Limited and Horizon Aircraft Finance III Limited and their respective affiliates, pursuant to long-term, exclusive agreements. BBAM has arranged a significant number of aircraft acquisitions and dispositions pursuant to these agreements. We expect that BBAM will continue to arrange acquisition and disposition opportunities with NBB, and for other investment vehicles, and that we may compete with these parties for such opportunities. A conflict of interest will arise if BBAM identifies an aircraft acquisition opportunity that would meet our investment objectives as well as those of another vehicle managed or serviced by BBAM. BBAM, Onex and GIC also may participate in other ventures that acquire and lease commercial jet aircraft. We do not have an exclusive or first right to participate in aircraft acquisition opportunities originated or identified by BBAM. Under our agreements with BBAM LP, our Manager has agreed to act in the best interests of our shareholders. However, neither BBAM nor any other BBAM LP affiliate will be restricted from pursuing, or offering to another party, any investment or disposal opportunity, or will be required by Fly to establish any investment protocol in relation to prioritization of any investment or disposal opportunity. We may purchase aircraft from, or sell aircraft to, entities managed by BBAM, or entities in which Summit, Onex or GIC has an ownership interest. Although such purchases will require approval by our independent directors, the pricing and other terms of these transactions may be less advantageous to us than if they had been the result of transactions among unaffiliated third parties.

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

A cybersecurity incident involving BBAM’s information technology, or IT, security systems, or those of our airline customers, may disrupt our business and result in lost revenues, cash and additional costs.

We depend on the secure operation of BBAM’s computer systems, to manage, process, store, and transmit information associated with aircraft leasing. A cybersecurity incident at BBAM could adversely impact our daily operations and lead to the loss of funds or sensitive information, including our own proprietary information and that of our customers. While BBAM endeavors to maintain adequate levels of cybersecurity, its resources and technical sophistication may not be adequate to prevent all types of cybersecurity incidents. BBAM’s loss of funds or information in a cybersecurity incident could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability, which may not be covered by or may exceed the amount of any insurance available.

In addition, our airline customers may fall victim to cyber-attacks or experience other cybersecurity incidents, including wire transfer fraud. Damage and claims arising from cybersecurity incidents affecting our airline customers may not be covered or may exceed the amount of any insurance available.

Risks Related to Our Indebtedness

We have indebtedness that imposes constraints on our operations.

As of December 31, 2019, our total consolidated indebtedness, net of unamortized debt discounts and loan costs, was $2.3 billion.

The terms of our debt facilities subject us to certain risks and operational restrictions, including:

•
most of the aircraft and related leases in our portfolio secure debt obligations, the terms of which restrict our ability to sell aircraft and require us to use proceeds from sales of aircraft, in part, to repay outstanding debt;

•
we are required to dedicate a portion of our cash flows from operations to debt service payments, thereby reducing the amount of our cash flows available to fund working capital, make capital expenditures and satisfy other needs;

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

In addition, the indentures and agreements governing our indebtedness contain financial and operating covenants that, among other things, require us to maintain specified financial ratios and tests. Our ability to meet these financial and operating covenants can be affected by events beyond our control, and we may be unable to meet them. As a result of these restrictions, we may be limited in how we conduct and grow our business, or unable to compete effectively or to take advantage of new business opportunities.

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

Our incurrence of additional indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our borrowings.

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

We may not be able to generate sufficient cash to service all our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

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

We are subject to risks relating to our outstanding non-recourse debt.

As of December 31, 2019, we had a total of $2.3 billion principal amount outstanding under our borrowings. Of this amount, $0.6 billion was non-recourse to Fly, except for certain limited obligations which typically include reimbursement for certain expenses and costs incurred by the lenders. These non-recourse loans may be provided through loan facilities that are typically cross-collateralized and contain cross-default provisions against all of the loans advanced within each facility, as well as through individual loans against individual aircraft. As of December 31, 2019, we had the following non-recourse debt facilities that provided financing against multiple aircraft:

Facility (1)	Principal Amount Outstanding at December 31, 2019 (2)	Number of Aircraft Financed	Maturity Date
Nord LB Facility	$65.3 million	3	May 2021
Fly Aladdin Acquisition Facility	$272.3 million	15	June 2023

(1)	Excludes $301.4 million principal amount outstanding of non-recourse secured borrowings associated with six aircraft.
(2)	Excludes unamortized debt discounts and loan costs.

The maturity dates for non-recourse loans range from December 2020 to June 2028. In general, upon a default on a non-recourse loan, the lenders will have the ability to foreclose upon any or all available collateral (including aircraft, leases and shares of aircraft-owning and/or aircraft-leasing special purposes entities) to satisfy amounts due under the loan. However, the lenders cannot make a claim against us for payment of these outstanding obligations, except for the limited payment obligations described above. The non-recourse nature of these loans means that we may decide, for economic reasons, to default on a non-recourse loan if and when we believe that the aircraft and other assets securing such loan are worth less than the amount outstanding under the loan. Although the direct financial impact to us under such a default on a non-recourse loan is limited, these defaults may impact our reputation as a borrower and impair our ability to secure future borrowings, which could have a material adverse impact on our ability to grow our aircraft portfolio and earnings.

We are subject to risks relating to our outstanding recourse debt, including debt of our subsidiaries that we have guaranteed.

We had $1.7 billion of recourse debt outstanding as of December 31, 2019, including debt of our subsidiaries that we have guaranteed. We expect to incur additional recourse indebtedness in the future. Although these recourse loans may be secured by aircraft and their associated leases, we have guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flows to meet required debt payments. In this case, we will be required to make payments from our unrestricted cash, which could have a materially adverse impact on our ability to grow through future acquisitions of aircraft. In addition, the Term Loan, the Magellan Acquisition Limited Facility, Fly Aladdin Engine Funding Facility, our 2021 Notes and 2024 Notes, and certain of our other recourse indebtedness contain cross-default provisions to other recourse indebtedness which if triggered could significantly increase the amount of indebtedness which is payable by us at the time of the cross-default.

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

Our ability to obtain debt financing and our cost of debt financing is, in part, dependent upon our credit ratings and a credit downgrade or being put on negative watch could adversely impact our financial results.

Maintaining our credit ratings depends in part on strong financial results and in part on other factors, including the outlook of the ratings agencies on our sector and on the market generally. A credit rating downgrade or being put on negative watch may make it more difficult or costly for us to raise debt financing in the unsecured bond market, or may result in higher pricing or less favorable terms under other financings. Credit rating downgrades or being put on negative watch may make it more difficult and/or more costly to satisfy our funding requirements. In addition, any future tightening or regulation of financial institutions (such as Basel 4), including increasing capital reserves, could impact our ability to raise funds in the commercial bank loan market in the future.

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

It is also possible that one or more of our subsidiaries or investments is or will become a PFIC. Such determination is made annually after the close of each taxable year and is dependent upon several factors, some of which are beyond our control, including the amount and nature of a subsidiary’s income, as well as the market valuation and nature of a subsidiary’s assets. In such case, assuming a U.S. shareholder does not receive from us the information it needs to make a QEF election with respect such a subsidiary, a U.S. shareholder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. shareholder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC (including through a sale of our shares).

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

OECD Multilateral Instrument

Since June 7, 2017, representatives from over 90 jurisdictions have signed up to the Organisation for Economic Co-operation and Development (“OECD”) Multilateral Instrument (“MLI”). The MLI seeks to implement agreed tax treaty-related measures combating tax avoidance into bilateral existing tax treaties without the need to renegotiate a new treaty. Changes to Ireland’s treaties under the MLI will include:

•	A statement in the preamble to the treaty, confirming that the treaty is not being used for treaty-shopping purposes; and

•
Inclusion of a principal purpose test (“PPT”), which will disallow treaty benefits where the main purpose or one of the main purposes of structuring the transaction is to obtain the benefits of the treaty. Given the subjectivity of the PPT, there is a risk that each counterparty jurisdiction will interpret it differently, which creates uncertainty in its application to leasing and other arrangements. Until such time as countries develop guidance on how the test will be applied, it will be difficult to determine its effect on us. However, the MLI will likely make it more challenging for intermediary lessors to claim treaty benefits (including any intermediary lessors forming part of the transaction), though this will ultimately depend on local interpretation and practice. For certain other lessee jurisdictions, the MLI may strengthen the jurisdiction’s existing anti-avoidance and/or beneficial ownership provisions or result in an increased threshold for claiming treaty benefits.

The MLI may apply to double tax treaties entered into by other countries in which we have operations. The MLI also includes provisions aiming to reduce the “dependent agent” permanent establishment threshold. While this change will not necessarily be inserted into Ireland’s tax treaties under the MLI, there is a possibility that some countries could seek a bilateral renegotiation on the point to change the dependent agent provisions in their tax treaty with Ireland. Any such change could take some time to be agreed and subsequently ratified before it could come into effect.

Multilateral Instrument - Impact on Fly

The MLI will only enter into effect for a specific tax treaty once both jurisdictions have ratified the MLI and a certain time period has passed. The specific entry into effect dates vary depending on the specific article/provision in the treaty.

The MLI generally allows participating countries to opt in or out of various measures which are not a “minimum standard”. It remains to be seen, therefore, precisely which options participating countries will choose and there are various reasons why countries may not implement the proposed amendments in an identical manner and/or to the same extent. It is worth noting however that the Principal Purpose Test (“PPT”) noted above is a minimum standard under the MLI and so will become relevant in the context of Ireland’s treaties with other MLI signee jurisdictions as ratification of the MLI continues in the various jurisdictions.

Broadly, a change in the application or interpretation of double tax treaties under the MLI might result in Fly being treated as having a taxable permanent establishment outside of Ireland resulting from marketing efforts in jurisdictions where it conducts its business, in denying Fly the benefit of Ireland’s network of double tax treaties or in other tax consequences for Fly. In each case, this could have a material adverse effect on Fly’s business, tax and financial position.

EU Anti-Tax Avoidance Directive

Council Directive (EU) 2016/1164 (“EU ATAD”) lays down measures to combat tax avoidance practices that directly affect the functioning of the internal market. Many of these measures are ultimately derived from the OECD’s Base Erosion and Profit Shifting (“BEPS”) initiative and there are a number of similarities between the OECD proposals and EU ATAD. The BEPS recommendations relating to interest limitations, hybrid instruments and entities and controlled foreign corporation (CFC) legislation, all of which were not mandatory, are addressed in the EU ATAD and are mandatory for EU Member States. However, even where there are common concepts between the OECD BEPS initiative and EU ATAD, there are a number of differences in detail.

While the EU ATAD has been adopted by the EU Member States, additional details on the operation of the provisions and how Member States will adopt them into local law are required. A number of measures were due to be implemented with effect from January 1, 2019 though some can be deferred at the discretion of the relevant Member State. In addition, it has been signaled that some further initiatives are likely.

EU ATAD contemplates the introduction of a net interest restriction based on 30% of EBITDA. However, Member States will have the option of applying a “group ratio rule” whereby the percentage of EBITDA that would be allowed as a deduction in respect of interest could be increased to reflect the group’s overall third-party interest payments (as a percentage of group EBITDA). Further relief would be available to the extent that the individual entity’s equity to assets ratio is 98% or higher of the group’s equivalent ratio. It is possible these rules could be introduced in Ireland as early as 2021. The implementation of these rules may be deferred until 2024 where a Member State has measures in place which are equally effective to address base erosion through financing and a derogation is received from the European Commission (“EC”) on that basis. While the Irish Government applied for this derogation, this has not yet been received from the EC and so the timing of implementation for these rules in Ireland is uncertain.

It should be noted also that the EU ATAD provides for the net interest restriction to apply after the end of the first full fiscal year following the publication by the OECD of an agreement between OECD members to adopt these rules as a minimum standard. This may be sooner than 2024. To the extent that an interest restriction is ultimately implemented in Ireland in a manner that sees the restriction applied to the gross interest expense, in an operating lease company, this could have a material impact on the effective tax rate in Fly.

EU ATAD also contemplates the introduction by all EU Member States of “controlled foreign company” rules. These rules would mean that in certain circumstances a parent or head office would be subject to tax on the undistributed income of foreign branches (but only where the foreign branch profits are not taxed or are exempt from tax in the parent or head office jurisdiction) or 50%+ subsidiaries where the actual corporate tax paid on its profits by the subsidiary or foreign branch is lower than the difference between the corporate tax that would have been charged on the subsidiary or foreign branch under the applicable corporate tax system in the EU Member State of the parent or head office and the actual corporate tax paid on its profits by the subsidiary or foreign branch. These rules have been implemented in Ireland and apply for accounting periods beginning on/after 1 January 2019. While the new rules require assessment and consideration in the context of Fly, it appears unlikely the rules will have material impact on the group.

Finally, EU ATAD contemplates the introduction of anti-avoidance measures in respect of certain “hybrid” entities and financial instruments which result in either tax deductions arising in two jurisdictions for the same expense or a tax deduction arising in one jurisdiction for a payment where the receipt of that payment is not taxable in the other jurisdiction. EU ATAD contemplates a denial of one of the tax deductions in the former instance and a denial of the (only) tax deduction in the latter case, or where the deduction is not denied, inclusion in income in the Member State of the payee. EU ATAD originally contained provisions which only applied to hybrids between Member States, however in February 2017 the EU ATAD was amended (“ATAD 2”) and the scope of the hybrid provisions was widened to target all hybrid mismatches where at least one of the parties involved is a corporate tax payer in a Member State.

Hybrid legislation was implemented in Ireland from January 1, 2020 with legislation passed in late 2019. However, we await further guidance on how the rules will operate in practice and on certain technical points. While the new rules warrant consideration and analysis in the context of Fly, it appears unlikely the rules will have material impact on the group. Where there was a denial of a tax deduction in respect of interest expenses under the hybrid provisions, this could have an impact on the Group’s effective tax rate.

The tax rate applicable to us would be higher than we expect if we were considered not to be carrying on a trade in Ireland for the purposes of Irish law.

We are subject to Irish corporation tax on our net trading income at the rate of 12.5%. Under Irish tax law, non-trading income is taxed at the rate of 25% and capital gains are taxed at the rate of 33%. We believe that we carry on sufficient activity in Ireland, directly through our board of directors and indirectly through the services of our Manager, BBAM LP and our Servicer, to be treated as carrying on a trade in Ireland for the purposes of Irish tax law. If we or any of our Irish tax-resident subsidiaries were considered not to be carrying on a trade in Ireland, we or they may be subject to additional Irish tax liabilities. The application of a higher tax rate (25% instead of 12.5%) on taxable income could negatively impact our cash flows. In addition, we cannot assure you that the 12.5% tax rate applicable to trading income, the 33% tax rate applicable to capital gains or the 25% tax rate applicable to non-trading income will not be changed in the future.

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

Our shares have experienced substantial price volatility. This volatility may negatively affect the price of our shares at any point in time. Our share price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including:

•	announcements concerning our competitors, the airline industry (including the creditworthiness of airlines) or the economy in general;

•	announcements concerning the availability of the type of aircraft we own;

•	general and industry-specific economic conditions;

•	changes in the price of aircraft fuel;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;

•	any increased indebtedness we may incur in the future;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	changes or proposed changes in laws or regulations affecting the airline industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which our lessees are located.

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

Finally, as a result of the AirAsia transactions, AirAsia Group Berhad currently owns approximately 10.8% of our common shares.  AirAsia Group Berhad has agreed to vote these common shares in favor of any proposal recommended by our Board for approval by our shareholders and against any proposal that is not recommended by our Board, including any proposal by a third party to acquire us. This voting agreement will make it more difficult for any proposal to be approved by our shareholders that is not recommended for approval by our Board.

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

We are incorporated under the laws of Bermuda and are managed and controlled in Ireland. Our business is based outside the United States, a majority of our directors and officers reside outside the United States and a majority of our assets and some or all the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda or Ireland against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda or Irish law and do not have force of law in Bermuda or Ireland. However, a Bermuda or Irish court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda or Irish law.

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

The SEC maintains an internet site (www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that we file electronically with the SEC.

Our web address is: www.flyleasing.com. The information contained on or connected to our website is not incorporated by reference into this Annual Report on Form 20-F and should not be considered part of this or any other report filed with the SEC.

Our Relationship with BBAM

BBAM LP is a leading commercial jet aircraft servicer. BBAM LP assists us in acquiring, leasing, remarketing and selling aircraft and aircraft equipment, manage our day-to-day operations and affairs and act as Servicer for our portfolio of aircraft, engines and related leases.

We engage our Manager as Manager of our company and BBAM as Servicer for our aircraft and engine portfolio under management and servicing agreements. Our Manager manages our company under the direction of its chief executive officer and chief financial officer, who are exclusively dedicated to our business. BBAM assists us in acquiring and disposing of our aircraft and engines, marketing our aircraft and engines for lease and re-lease, collecting rents and other payments from the lessees of our aircraft and engines, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees. BBAM LP is among the largest aircraft leasing companies in the world, as measured by the number of aircraft it owns and manages.

BBAM LP is owned by Summit, Onex and GIC. As of February 15, 2020, Summit and Onex beneficially owned an aggregate of 5,371,357 of our common shares in the form of ADSs.

Our Portfolio

We originate aircraft through BBAM LP’s well-established relationships with airlines, financial investors and other aircraft leasing and finance companies. We primarily acquire aircraft by entering into purchase and leaseback transactions with airlines for new aircraft, purchasing portfolios consisting of aircraft of varying types and ages, and opportunistically acquiring individual aircraft that we believe are being sold at attractive prices. In addition, we actively consider opportunities to sell our aircraft, individually or in portfolio sales of various sizes, when we believe that selling will maximize our returns, or to manage the composition of our portfolio.

As of December 31, 2019, we had 89 aircraft and seven engines in our portfolio. Of the 89 aircraft, 81 were held for operating lease, one was classified as an investment in finance lease, six were classified as flight equipment held for sale and one aircraft was off-lease. Subsequent to December 31, 2019, the off-lease aircraft was re-leased. In addition, as of December 31, 2019, we classified two additional engines as flight equipment held for sale as the result of an aircraft part out. These two engines were sold in January 2020. Our aircraft portfolio (excluding aircraft held for sale) was comprised of 74 narrow-body passenger aircraft (including one freighter) and nine wide-body passenger aircraft (including two freighters).

As of December 31, 2019, we had 46 Boeing aircraft and 37 Airbus aircraft in our portfolio (excluding aircraft held for sale). These aircraft were manufactured between 1990 and 2019 and had a weighted average age of 7.5 years as of December 31, 2019. We estimate that the useful life of our aircraft is generally 25 years from the date of manufacture. In the case of a freighter, the remaining useful life is determined based on the date of conversion and in such case, the total useful life may extend beyond 25 years from the date of manufacture.

The following table presents the aircraft in our portfolio (excluding aircraft held for sale) as of December 31, 2019:

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
1.	Aeromexico	B737-700	Narrow-body	2005
2.	Aeromexico	B737-700	Narrow-body	2005
3.	Air China	B737-800	Narrow-body	2007
4.	Air Europa	B787-8	Wide-body	2017
5.	Air India	B787-8	Wide-body	2015
6.	Air India	B787-8	Wide-body	2014
7.	Air India	B787-8	Wide-body	2014
8.	Air Moldova	A319-100	Narrow-body	2006
9.	AirAsia Berhad	A320-200	Narrow-body	2013
10.	AirAsia Berhad	A320-200	Narrow-body	2013
11.	AirAsia Berhad	A320-200	Narrow-body	2012
12.	AirAsia Berhad	A320-200	Narrow-body	2012
13.	AirAsia Berhad	A320-200	Narrow-body	2012
14.	AirAsia Berhad	A320-200	Narrow-body	2011
15.	AirAsia Berhad	A320-200	Narrow-body	2011
16.	AirAsia Berhad	A320-200	Narrow-body	2010
17.	AirAsia Berhad	A320-200	Narrow-body	2010
18.	AirAsia Berhad	A320-200	Narrow-body	2010
19.	AirAsia Berhad	A320-200	Narrow-body	2009
20.	AirAsia India	A320-200	Narrow-body	2014
21.	AirAsia India	A320-200	Narrow-body	2014
22.	Alaska Airlines	A320-200	Narrow-body	2007
23.	American Airlines	B737-800	Narrow-body	2013
24.	American Airlines	A319-100	Narrow-body	2000
25.	American Airlines	A319-100	Narrow-body	2000
26.	American Airlines	A319-100	Narrow-body	2000
27.	American Airlines	A319-100	Narrow-body	2000
28.	Chang’An Airlines	B737-800	Narrow-body	2006
29.	Condor	A321-200	Narrow-body	2015
30.	easyJet	A319-100	Narrow-body	2007
31.	Ethiopian Airlines	B777-200LRF(1)	Wide-body	2015
32.	Ethiopian Airlines	B777-200LRF(1)	Wide-body	2015
33.	Finnair	A320-200(2)	Narrow-body	2003
34.	flydubai	B737-800	Narrow-body	2010
35.	flydubai	B737-800	Narrow-body	2010
36.	Fly Gangwon	B737-800	Narrow-body	2012
37.	Garuda Indonesia	B737-800	Narrow-body	2010
38.	Go2Sky	B737-800	Narrow-body	2007
39.	Go2Sky	B737-800	Narrow-body	1998
40.	Icelandair	B757-200SF(1)	Narrow-body	1990
41.	Indigo	A320-200	Narrow-body	2005
42.	Indigo	A320-200	Narrow-body	2005
43.	Indonesia AirAsia	A320-200	Narrow-body	2013
44.	Indonesia AirAsia	A320-200	Narrow-body	2012
45.	Lucky Air Airlines	B737-800	Narrow-body	2007
46.	Lucky Air Airlines	B737-800	Narrow-body	2007
47.	Malaysian Airlines	B737-800	Narrow-body	2012
48.	Malaysian Airlines	B737-800	Narrow-body	2012
49.	Malaysian Airlines	B737-800	Narrow-body	2012
50.	Malaysian Airlines	B737-800	Narrow-body	2011
51.	Malaysian Airlines	B737-800	Narrow-body	2011
52.	Malaysian Airlines	B737-800	Narrow-body	2011
53.	Malaysian Airlines	B737-800	Narrow-body	2011
54.	Nordavia Airline	B737-700	Narrow-body	2006
55.	Oman Air S.A.O.C.	B737-800	Narrow-body	2009
56.	Philippine Airlines	A321-200	Narrow-body	2014

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
57.	Philippine Airlines	A321-200	Narrow-body	2014
58.	Philippine Airlines	A330-300	Wide-body	2013
59.	Philippine Airlines	A330-300	Wide-body	2013
60.	Philippines AirAsia	A320-200	Narrow-body	2007
61.	PT Batik Air	A320-200	Narrow-body	2017
62.	PT Lion Mentari	B737 MAX 8	Narrow-body	2017
63.	PT Lion Mentari	B737 MAX 8	Narrow-body	2017
64.	Shandong Airlines	B737-800	Narrow-body	2013
65.	Shandong Airlines	B737-800	Narrow-body	2013
66.	SpiceJet Ltd	B737-800	Narrow-body	2011
67.	SpiceJet Ltd	B737-800	Narrow-body	2010
68.	SpiceJet Ltd	B737-800	Narrow-body	2007
69.	TAROM S.A.	B737-800	Narrow-body	2017
70.	Tata SIA Airlines Limited (Vistara)	B737-800	Narrow-body	2014
71.	Tata SIA Airlines Limited (Vistara)	B737-800	Narrow-body	2014
72.	Thai AirAsia	A321neo	Narrow-body	2019
73.	Thai AirAsia	A320-200	Narrow-body	2010
74.	Transavia France	B737-800	Narrow-body	2008
75.	Transavia France	B737-800	Narrow-body	2008
76.	Transavia France	B737-800	Narrow-body	2007
77.	Transavia France	B737-800	Narrow-body	2007
78.	TUI Travel Aviation Finance	B737-800	Narrow-body	2010
79.	Virgin Atlantic	A330-200	Wide-body	2001
80.	Vueling Airlines	A320-200	Narrow-body	2007
81.	Vueling Airlines	A320-200	Narrow-body	2007
82.	Yakutia	B737-800	Narrow-body	2002
83.	Off-lease(3)	B737-800	Narrow-body	2014

(1)	Freighter.
(2)	Classified as an investment in finance lease.
(3)	Re-leased to EL AL Israel in February 2020.

The following table presents the aircraft held for sale as of December 31, 2019:

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
1.	Malaysian Airlines(1)	B737-800	Narrow-body	2011
2.	Oman Air S.A.O.C.	B737-800	Narrow-body	2009
3.	SpiceJet Ltd	B737-800	Narrow-body	2010
4.	SpiceJet Ltd	B737-800	Narrow-body	2007
5.	Sunwing Airlines(1)	B737-800	Narrow-body	2006
6.	Thai AirAsia(1)	A320-200	Narrow-body	2012

(1)	Sold subsequent to December 31, 2019.

The following table presents the engines in our portfolio as of December 31, 2019:

Lessee		Engine Type	Date of Manufacture
1.	AirAsia Berhad	CFM56-5B4/3	2011
2.	AirAsia Berhad	CFM56-5B6/3	2011
3.	AirAsia Berhad	CFM56-5B4/3	2008
4.	AirAsia Berhad	CFM56-5B6/3	2008
5.	AirAsia Berhad	CFM56-5B6/P	2006
6.	AirAsia Japan	CFM56-5B6/3	2009
7.	Indonesia AirAsia	CFM56-5B6/3	2015

The following table summarizes the composition of our aircraft portfolio (excluding aircraft held for sale) by manufacturer and aircraft type as of December 31, 2019:

Aircraft Manufacturer	Aircraft Type	Number of Aircraft
Airbus	A319-100	6
	A320-200(1)	24
	A321-200	3
	A321neo	1
	A330-200	1
	A330-300	2
	Total	37
Boeing	B737-700	3
	B737 MAX 8	2
	B737-800	34
	B757-200SF	1
	B777-200LRF	2
	B787-8	4
	Total	46
Total		83

(1)	Includes one aircraft classified as an investment in finance lease.

Our aircraft portfolio (excluding aircraft held for sale) is composed of 69% narrow-body aircraft and 31% wide-body aircraft, based on net book values as of December 31, 2019. Our narrow-body aircraft include Airbus A319, Airbus A320, Airbus A321, Airbus A321neo, Boeing 737 MAX 8, and next generation Boeing 737 and Boeing 757 aircraft families, which enjoy high worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are based on more routes around the world than any other airframe and thus have the largest installed base. Our wide-body aircraft include Airbus A330 and next generation Boeing 777 (freighter) and Boeing 787 aircraft families.

The following table presents the composition of our aircraft portfolio (excluding aircraft held for sale) based on airframe type as of December 31, 2019:

Airframe Type	Number of Aircraft
Narrow-body(1) (2)	74
Wide-body(3)	9
Total	83

(1)	Includes one aircraft classified as an investment in finance lease.
(2)	Includes one freighter.
(3)	Includes two freighters.

Our Markets

Our aircraft and engines are leased under multi-year contracts to a diverse group of airlines throughout the world. The following table presents the distribution of our lease revenue from our portfolio by geographic region (dollars in thousands):

	Years ended
	2019			2018		2017
Europe:
Spain	$17,475	4%		$17,267	4%	$11,199	3%
United Kingdom	79,022	17%	(1)	31,259	8%	29,182	8%
Turkey	2,041	—		12,114	3%	17,103	5%
Germany	951	—		—	0%	26,457	8%
Other(2)	31,815	7%		32,670	8%	29,911	9%
Europe — Total	131,304	28%		93,310	23%	113,852	33%
Asia and South Pacific:
India	103,422	22%		87,492	22%	64,381	18%
Malaysia	55,189	12%		26,748	7%	8,767	3%
Philippines	34,217	7%		35,009	9%	29,825	9%
Indonesia	32,882	7%		32,336	8%	16,308	5%
China	23,320	5%		21,103	5%	22,611	6%
Other	18,550	5%		18,756	4%	10,496	3%
Asia and South Pacific — Total	267,580	58%		221,444	55%	152,388	44%
Mexico, South and Central America — Total	5,425	1%		11,415	3%	17,565	5%
North America:
United States	16,267	4%		20,147	5%	17,647	5%
Other	4,991	1%		6,242	2%	6,237	2%
North America — Total	21,258	5%		26,389	7%	23,884	7%
Middle East and Africa:
Ethiopia	30,019	6%		30,019	8%	30,018	9%
Other	9,431	2%		17,612	4%	9,918	2%
Middle East and Africa — Total	39,450	8%		47,631	12%	39,936	11%
Total Lease Revenue	$465,017	100%		$400,189	100%	$347,625	100%

(1)	Includes end of lease income of $52.8 million from four lessees.
(2)	Includes $0.6 million, $0.7 million and $0.7 million of finance lease revenue in 2019, 2018 and 2017, respectively.

Our Leases

Lease Terms

All of our leases are on a “net” basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance. At December 31, 2019, we had 82 aircraft lease agreements (excluding lease agreements associated with aircraft held for sale) and seven engine lease agreements. 83 of these lease agreements had fixed lease rates and six had floating lease rates. Because all our lease agreements provide for regular payments over a period of years, we generally do not expect significant seasonality in our business.

Our portfolio (excluding aircraft held for sale) is leased to 40 airlines in 23 countries, in both developed and emerging markets. Under our leases, the lessees agree to lease the aircraft or engines for a fixed term, although in some cases the lessees may have early termination or lease extension options. Our leases are scheduled to expire between 2020 and 2031 and have a weighted average remaining lease term of 5.4 years as of December 31, 2019.

The following table presents the scheduled lease maturity of the flight equipment in our portfolio (excluding aircraft held for sale) as of December 31, 2019:

Year of Scheduled Lease Expiration	Narrow-body		Wide-body		Engines	Total
Off-lease	1		—		—	1
2020	9		—		—	9
2021	12		1		—	13
2022	18		—		6	24
2023	8		—		1	9
2024	5	(1)	—		—	5
2025	4	(2)	2		—	6
2026	4		—		—	4
2027	1		2	(3)	—	3
2028	3		3		—	6
2029	7		1		—	8
2030	—		—		—	—
2031	2		—		—	2
Total	74		9		7	90

(1)	Includes one freighter.
(2)	Includes one aircraft classified as an investment in finance lease.
(3)	Includes two freighters.

At December 31, 2019, we had nine leases in our portfolio (excluding aircraft held for sale) scheduled to expire in 2020, two of which were committed to a new lessee and two were subject to a letter of intent for a re-lease. We also had one aircraft off-lease at December 31, 2019, which was subsequently delivered to a new lessee. Subsequent to year end, three aircraft are subject to a letter of intent for a re-lease or lease extension and two aircraft remain to be remarketed in 2020. We may have additional remarketings in 2020 if other leases are terminated prior to their scheduled expiry dates.

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

General. Each aircraft or engine generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or “wet lease” arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. As of December 31, 2019, there were no subleases.

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

In September 2019, Thomas Cook ceased operations. At that time, we had one aircraft on lease to Thomas Cook. The aircraft was re-leased in October 2019.

In April 2019, Jet Airways ceased operations. At that time, we had three aircraft on lease to Jet Airways. We repossessed these aircraft and re-leased two of the aircraft during the second quarter of 2019. The third aircraft, which was off-lease at December 31, 2019, was re-leased in February 2020.

In August 2017, Air Berlin commenced insolvency proceedings in Germany and the United States. At that time, we had two aircraft on lease to Air Berlin. These leases were terminated and both aircraft were returned to us during the fourth quarter of 2017. These aircraft were delivered to new lessees during the first half of 2018.

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

From time to time, we may decide to dispose of our aircraft or engines at or before the expiration of their leases. In 2019, we sold 35 aircraft.

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

For the year ended December 31, 2019, we had net income of $225.9 million, or diluted earnings per share of $7.12. Net cash provided by operating activities for the year ended December 31, 2019 totaled $272.2 million. Net cash provided by investing activities was $481.4 million and net cash used in financing activities was $696.3 million for the year ended December 31, 2019.

AirAsia Transactions

On February 28, 2018, we agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia Group Berhad (“AirAsia”) and its affiliated airlines as the aircraft deliver from the manufacturer (“Portfolio B”). The first of these aircraft delivered in the fourth quarter of 2019. We also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease (“Portfolio C”). We did not exercise our options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, we exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. We have options remaining to purchase up to nine Portfolio C aircraft delivering between 2021 and 2025.

Sale of 12 Aircraft to Horizon I

On November 30, 2018, we agreed to sell 12 aircraft to Horizon Aircraft Finance I Limited and Horizon Aircraft Finance I LLC (together, “Horizon I”) for an aggregate base purchase price of $294.6 million, subject to adjustment based on rents and maintenance reserves in respect of the aircraft (“Horizon I Transaction”). As of June 30, 2019, all of these aircraft were delivered to Horizon I. The aircraft in Horizon I’s portfolio are serviced and managed by affiliates of BBAM LP, whose affiliates also manage and service our aircraft portfolio. We also purchased $5.7 million, or 4%, of the equity certificates issued by Horizon I Limited in connection with the Horizon I Transaction, which are subject to a seven-year lock-up agreement.

Sale of 12 Aircraft to Horizon II

On July 2, 2019, we agreed to sell 12 aircraft to Horizon Aircraft Finance II Limited and Horizon Aircraft Finance II LLC (together, “Horizon II”) for an aggregate base purchase price of $359.6 million, subject to adjustment based on rents and maintenance reserves in respect of the aircraft (the “Horizon II Transaction”). We delivered these aircraft to Horizon II during the second half of 2019. The aircraft in Horizon II’s portfolio are serviced and managed by affiliates of BBAM LP, whose affiliates also manage and service our aircraft portfolio. We also purchased $7.4 million, or 6%, of the equity certificates issued by Horizon II Limited in connection with the Horizon II Transaction, which are subject to a seven-year lock-up agreement.

Sale of Six Aircraft to Horizon III

On October 31, 2019, we agreed to sell six aircraft to Horizon Aircraft Finance III Limited and Horizon Aircraft Finance III LLC (together, “Horizon III”) for an aggregate base purchase price of $150.5 million, subject to adjustment based on rents and maintenance reserves in respect of the aircraft (the “Horizon III Transaction”). We delivered one of these aircraft to Horizon III during the fourth quarter of 2019 and expect to deliver the remaining aircraft during the first quarter of 2020. The aircraft in Horizon III’s portfolio are serviced and managed by affiliates of BBAM LP, whose affiliates also manage and service our aircraft portfolio. We also purchased $3.1 million, or 3%, of the equity certificates issued by Horizon III Limited in connection with the Horizon III Transaction, which are subject to a seven-year lock-up agreement.

Market Conditions

The airline industry has been profitable every year since 2012. Global passenger air traffic grew by approximately 4.2% in 2019 and load factors were at record levels for the year. Long term, we believe the overall positive trends in world air traffic and airlines’ need to renew their fleets will fuel demand for commercial aircraft and will continue to drive growth in the aircraft leasing market.

The airline industry is cyclical, and subject to macroeconomic, geopolitical and other risks which may negatively impact airline profitability or create volatility in the aircraft leasing market. The global grounding of the B737 MAX aircraft since March 2019 has impacted operations of certain airlines, which have had to adjust flight schedules or cancel flights, backfill with B737-800s or other aircraft types or keep older aircraft in service longer. These operational impacts and the uncertainty of when the B737 MAX aircraft will return to service and when Boeing will resume deliveries have adversely affected the profitability of certain airlines. In addition, in December 2019, a novel strain of coronavirus disease, COVID-19, was reported to have surfaced in Wuhan, China, resulting in restrictions on air travel and a decrease in passenger demand primarily affecting China and the surrounding region, but increasingly having an impact worldwide. The COVID-19 outbreak also has impacted global manufacturing, which likely will result in further delays in new aircraft deliveries.  Furthermore, uncertainty about geopolitical events and pressures such as Brexit, environmental impact concerns and ongoing U.S.-China trade tensions could affect the economic health of airlines and the aircraft leasing market.  These and other factors, known and unknown, may adversely affect the airline industry and the airline leasing market in 2020.

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

Flight Equipment

Flight equipment held for operating lease is stated at cost less accumulated depreciation and impairment. Flight equipment is depreciated to their residual values on a straight-line basis over their estimated remaining useful life, generally 25 years from the date of manufacture. Residual values are generally estimated to be 15% of the original manufacturer’s estimated realized price for the flight equipment when new. Estimated residual values and useful lives of flight equipment are reviewed and adjusted, if appropriate, during each reporting period.

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

Held for Sale. We classify flight equipment as held for sale when we commit to and commence a plan of sale that is reasonably expected to be completed within one year and satisfies other criteria provided by the FASB. Aircraft classified as held for sale are not depreciated. Flight equipment held for sale is recorded at the lesser of carrying value or fair value, less estimated cost to sell. An impairment loss is recorded for an asset held for sale when the carrying value of the asset exceeds its fair value, less estimated cost to sell.

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

When we have recorded maintenance right liabilities with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft or aircraft equipment is returned at lease expiry in the contractually required maintenance condition without any cash payment by us to the lessee, the maintenance right liability is relieved and end of lease income is recognized; (ii) we pay the lessee cash compensation at lease expiry of less than the value of the maintenance right liability, the maintenance right liability is relieved and any difference is recognized as end of lease income; or (iii) we pay the lessee cash compensation at lease expiry in excess of the value of the maintenance right liability, the maintenance right liability is relieved and the excess amount is recorded as an aircraft improvement to the extent the improvement is substantiated and deemed to meet our capitalization policy.

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

When we have recorded maintenance right assets with respect to MR Leases, the following accounting scenarios exist: (i) the aircraft or aircraft equipment is returned at lease expiry and no qualified major maintenance has been performed by the lessee since the acquisition date, the maintenance right asset is offset by the amount of the associated maintenance payment liability and any excess is recorded as end of lease income; or (ii) we have reimbursed the lessee for the performance of qualified major maintenance, the maintenance right asset is relieved and an aircraft improvement is recorded.

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

We place a lessee on non-accrual status once we determine that it is no longer probable that we will receive the economic benefits of the lease. We recognize revenue from a lessee on non-accrual status to the extent cash is received.

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

We recognize an uncertain tax benefit only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We have elected to classify interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during each of the years ended December 31, 2019, 2018 and 2017.

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued its new lease accounting guidance, ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. The FASB has decided that lessors will be precluded from recognizing selling profit and revenue at lease commencement for any finance lease that does not transfer control of the underlying asset to the lessee. In addition, the new guidance will require lessors to capitalize, as initial direct costs, only those costs that are incurred in connection with the execution of a lease. Any other costs incurred, including allocated indirect costs, will no longer be capitalized and instead will be expensed as incurred.

In July 2018, the FASB issued new guidance to provide entities with relief from the costs of implementing certain aspects of ASU 2016-02, Leases (Topic 842). Under a new transition method, entities can elect to not restate comparative periods presented in financial statements in the period of adoption. The FASB also issued new practical expedients that allow lessors to elect not to separate lease and associated non-lease components within a contract if the following conditions are met:

•	The timing and pattern of transfer for the non-lease component and the associated lease component are the same; and

•	The stand-alone lease component would be classified as an operating lease if accounted for separately.

We adopted the guidance effective January 1, 2019 and elected the practical expedients and transition relief, which does not require us to restate comparative periods. Accordingly, the adoption did not result in any adjustment to our consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815). ASU 2017-12 is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. Under the guidance, if a cash flow hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income and reclassified to earnings when the hedged item impacts earnings. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. Additional disclosures include cumulative basis adjustments for fair value hedges and the effect of hedging on individual income statement line items. We adopted the guidance effective January 1, 2019. The adoption of the standard did not have a material effect on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which amends its guidance on the impairment of financial instruments. The standard adds to U.S. GAAP an impairment model, known as the current expected credit loss model, that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes its estimate of lifetime expected credit losses as an allowance for most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, investment in finance leases and off-balance sheet credit exposures. The FASB believes the new accounting standard will result in more timely recognition of losses. The standard is applied on a modified retrospective approach. ASU 2016-13 does not apply to operating lease receivables. We adopted the guidance effective January 1, 2020. The adoption of the standard did not have a material effect on our consolidated financial statements.

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

ASU 2018-13 will be effective for fiscal years (including interim periods) beginning after December 15, 2019, and early adoption will be permitted. We adopted the guidance effective January 1, 2020. The adoption of the standard did not have a material effect on our consolidated financial statements.

Operating Results

As of December 31, 2019, we had 89 aircraft and seven engines in our portfolio. Of the 89 aircraft, 81 were held for operating lease, one was classified as an investment in finance lease, six were classified as flight equipment held for sale and one aircraft was off-lease. Subsequent to December 31, 2019, the off-lease aircraft was re-leased. In addition, as of December 31, 2019, we classified two additional engines as flight equipment held for sale as the result of an aircraft part out. These two engines were sold in January 2020. As of December 31, 2018, we had 113 aircraft and seven engines in our portfolio. Of the 113 aircraft, 100 were held for operating lease, one was classified as an investment in finance lease and 12 were classified as flight equipment held for sale.

In 2019, we acquired 11 aircraft and sold 35 aircraft.

As of December 31, 2019, we had three lessees, which leased a total of four aircraft, on non-accrual status, as we had determined that it was not probable that we would receive the economic benefits of the leases, principally due to (i) the lessees’ failure to pay rent and overhaul payments and (ii) our evaluation of the lessees’ payment history. During the year ended December 31, 2019, we recognized $13.6 million of operating lease revenue from these lessees. At December 31, 2018, we had two lessees, which leased a total of three aircraft, on non-accrual status. During the year ended December 31, 2018, we recognized $9.3 million of operating lease revenue from these lessees.

We classify flight equipment as held for sale when we commit to and commence a plan of sale that is reasonably expected to be completed within one year and satisfies other criteria. We recognize revenue from each aircraft until the date that such aircraft is delivered to the purchaser and cease to recognize depreciation as of the date the aircraft is classified as flight equipment held for sale. During the year ended December 31, 2019, we sold 25 aircraft classified as flight equipment held for sale.

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income of Fly for the years ended December 31, 2019, 2018 and 2017.

Consolidated Statements of Income of Fly for the years ended December 31, 2019 and 2018

	Years ended		Increase/ (Decrease)
	2019	2018
	(Dollars in thousands)
Revenues
Operating lease revenue	$464,399	$399,514	$64,885
Finance lease revenue	618	675	(57)
Equity earnings (loss) from unconsolidated subsidiary	2,717	(54)	2,771
Gain on sale of aircraft	97,323	13,398	83,925
Interest and other income	9,967	4,766	5,201
Total revenues	575,024	418,299	156,725
Expenses
Depreciation	140,798	144,084	(3,286)
Interest expense	137,133	144,742	(7,609)
Selling, general and administrative	35,304	31,185	4,119
Loss (gain) on derivatives	2,720	(2,382)	5,102
Loss on modification and extinguishment of debt	9,590	2,474	7,116
Maintenance and other costs	3,075	2,547	528
Total expenses	328,620	322,650	5,970
Net income before provision for income taxes	246,404	95,649	150,755
Provision for income taxes	20,527	9,926	10,601
Net income	$225,877	$85,723	$140,154

	Years ended		Increase/ (Decrease)
	2019	2018
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$391,142	$389,350	$1,792
End of lease income	78,781	20,333	58,448
Amortization of lease incentives	(5,590)	(9,738)	4,148
Amortization of lease premiums, discounts & other	66	(431)	497
Total operating lease revenue	$464,399	$399,514	$64,885

For the year ended December 31, 2019, operating lease revenue totaled $464.4 million, an increase of $64.9 million compared to the year ended December 31, 2018. The increase was primarily due to (i) an increase of $58.4 million from end of lease income, (ii) an increase of $48.6 million in lease revenue from aircraft and engines purchased in 2019 and 2018, (iii) a decrease of $4.1 million in lease incentive amortization, (iv) an increase of $2.2 million from lessees on non-accrual status and (v) an increase of $0.8 million related to leases with floating rate rents. The increase was partially offset by (i) $37.6 million in decreased lease revenue from aircraft sold in 2018 and 2019 and (ii) $12.4 million from lower lease rates on lease extensions and remarketings.

Equity earnings from unconsolidated subsidiary were $2.7 million for the year ended December 31, 2019, primarily due to our unconsolidated subsidiary recognizing a gain on sale of its last aircraft. The unconsolidated subsidiary is expected to wind down its operations in 2020.

During the year ended December 31, 2019, we sold 35 aircraft and recognized an aggregate gain on sale of aircraft of $97.3 million. During the year ended December 31, 2018, we sold six aircraft and recognized an aggregate gain on sale of aircraft of $13.4 million.

Interest and other income totaled $10.0 million for the year ended December 31, 2019, an increase of $5.2 million compared to the year ended December 31, 2018. The increase was primarily due to (i) higher interest earned on bank deposits due to higher cash balances related to aircraft sales and (ii) income recognized from equity certificates. The increase was partially offset by lower miscellaneous income in 2019.

Depreciation expense was $140.8 million for the year ended December 31, 2019, a decrease of $3.3 million compared to the year ended December 31, 2018. The decrease was primarily due to a reduction in depreciation on aircraft sold in 2018 and 2019, and stoppage of depreciation on aircraft classified as flight equipment held for sale. This decrease was partially offset by depreciation on aircraft acquired in 2019 and 2018.

Interest expense totaled $137.1 million for the year ended December 31, 2019, a decrease of $7.6 million compared to the year ended December 31, 2018. The decrease was primarily due to (i) a reduction in interest due to debt repayments, largely due to aircraft sales, redemption of the Securitization Notes and repayment of the Fly Acquisition III Facility and (ii) termination of the Fly Acquisition III Facility commitment fees. This decrease was partially offset by interest expense incurred in 2019 related to additional secured borrowings committed in 2018.

Selling, general and administrative expense was $35.3 million for the year ended December 31, 2019, an increase of $4.1 million compared to the year ended December 31, 2018. The increase was primarily due to (i) an increase of $2.1 million in legal fees, primarily due to fleet activity and lease costs that are being expensed in 2019 in accordance with the new lease accounting guidance and (ii) an increase of $1.9 million in servicing and management fees paid to BBAM and our Manager due to fleet growth.

For the year ended December 31, 2019, we recognized a loss on derivatives of $2.7 million, primarily due to interest rate swap contracts that no longer qualify for hedge accounting treatment due to debt repayments associated with aircraft sales and the early repayment of the Fly Acquisition III Facility. For the year ended December 31, 2018, we recognized a gain on derivatives of $2.4 million, primarily due to (i) a gain of $1.8 million from swap terminations and (ii) a gain of $0.6 million associated with interest rate swaps that were undesignated.

During the year ended December 31, 2019, we incurred debt extinguishment costs totaling $9.6 million, of which $8.4 million were non-cash write-offs, due to (i) debt repayments associated with aircraft sales, (ii) repayment of the Fly Acquisition III Facility, (iii) the redemption of the Securitization Notes and (iv) the repricing and extension of the Term Loan. During the year ended December 31, 2018, we incurred debt extinguishment costs totaling $2.5 million due to (i) debt repayments associated with aircraft sales and (ii) the repayment of the CBA Facility and one other aircraft secured borrowing.

Provision for income taxes was $20.5 million and $9.9 million for the years ended December 31, 2019 and 2018, respectively. The effective tax rate was 8.3% and 10.4% for the years ended December 31, 2019 and 2018, respectively. In 2018, we had a deferred tax liability of $2.1 million in connection with unrepatriated earnings from Australia, which we reduced by $0.9 million in 2019. In 2019, we recorded a benefit of $6.7 million, which we intend to utilize as group relief to offset taxable income. During the years ended December 31, 2019 and 2018, we recorded net valuation allowance reversals of $3.4 million and $1.3 million, respectively.

Consolidated Statements of Income of Fly for the years ended December 31, 2018 and 2017

	Years ended		Increase/
	2018	2017	(Decrease)
	(Dollars in thousands)
Revenues
Operating lease revenue	$399,514	$346,894	$52,620
Finance lease revenue	675	731	(56)
Equity (loss) earnings from unconsolidated subsidiary	(54)	496	(550)
Gain on sale of aircraft	13,398	3,926	9,472
Interest and other income	4,766	1,204	3,562
Total revenues	418,299	353,251	65,048
Expenses
Depreciation	144,084	133,227	10,857
Aircraft impairment	—	22,000	(22,000)
Interest expense	144,742	127,782	16,960
Selling, general and administrative	31,185	30,671	514
Gain on derivatives	(2,382)	(192)	(2,190)
Loss on modification and extinguishment of debt	2,474	23,309	(20,835)
Maintenance and other costs	2,547	2,524	23
Total expenses	322,650	339,321	(16,671)
Net income before provision for income taxes	95,649	13,930	81,719
Provision for income taxes	9,926	11,332	(1,406)
Net income	$85,723	$2,598	$83,125

As of December 31, 2018, we had 113 aircraft and seven engines in our portfolio. Of the 113 aircraft, 100 were held for operating lease, one was classified as an investment in finance lease and 12 were classified as flight equipment held for sale. As of December 31, 2017, we had 85 aircraft in our portfolio, 84 of which were held for operating lease and one was recorded as an investment in finance lease. In 2018, we purchased 34 aircraft and seven engines and sold six aircraft.

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

For the year ended December 31, 2018, interest and other income totaled $4.8 million, an increase of $3.6 million compared to the year ended December 31, 2017. During the third quarter of 2018, we sold a spare engine and miscellaneous engine parts for a gain of $2.0 million.

Depreciation expense for the year ended December 31, 2018 was $144.1 million, an increase of $10.9 million compared to the year ended December 31, 2017. The increase was primarily due to depreciation on aircraft acquired in 2017 and 2018. This increase was partially offset by a reduction in depreciation on aircraft sold in 2017 and 2018 and stoppage of depreciation on aircraft classified as flight equipment held for sale.

No aircraft impairment was recognized during the year ended December 31, 2018. During the year ended December 31, 2017, we recognized aircraft impairment totaling $22.0 million related to one Airbus A330-200 aircraft that had been leased to Air Berlin. The lease was terminated, and this aircraft was returned to us and re-leased to another airline in January 2018.

Interest expense totaled $144.7 million for the year ended December 31, 2018, an increase of $17.0 million compared to the year ended December 31, 2017. The increase was primarily due to additional secured borrowings and increases in LIBOR. This increase was partially offset by a reduction in interest due to debt repayments, including the redemption of the 2020 Notes, and refinancings which lowered the applicable interest rate on the refinanced debt.

Selling, general and administrative expense was $31.2 million for the year ended December 31, 2018, an increase of $0.5 million compared to the year ended December 31, 2017. The increase was primarily due to an increase in servicing and management fees paid to BBAM and our Manager of $3.8 million due to fleet growth. This increase was partially offset by an unrealized foreign exchange gain of $0.7 million during the year ended December 31, 2018, compared to an unrealized foreign exchange loss of $2.3 million during the year ended December 31, 2017.

Gain on derivatives totaled $2.4 million and $0.2 million for the years ended December 31, 2018 and 2017, respectively. The increase of $2.2 million was primarily due to gains recognized in 2018 in connection with the termination of the interest rate lock derivative instruments which were used to partially lock-in the interest rate on anticipated future borrowings associated with the AirAsia transactions.

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

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of disciplined fleet growth. In 2019, we spent $331.5 million to acquire flight equipment. In 2018, we spent approximately $1.1 billion to acquire 34 aircraft and seven engines.

We also have pursued opportunistic aircraft sales to rejuvenate our fleet. In 2019 and 2018, we sold 35 aircraft and six aircraft, respectively.

We finance our business with unrestricted cash, cash generated from flight equipment leases, aircraft sales and debt financings. At December 31, 2019, we had $285.6 million of unrestricted cash. We also had 21 unencumbered aircraft with an aggregate book value of $639.2 million.

In recent years, our debt financing strategy has been to diversify our lending sources and to utilize both secured and unsecured debt financing. Unsecured borrowings provide us with greater operational flexibility. Secured, recourse debt financing enables us to take advantage of favorable pricing and other terms compared to secured non-recourse debt, which we also continue to utilize.

On October 22, 2019, we repaid in full the outstanding principal balance under the Fly Acquisition III Facility.

On November 22, 2019, we reduced the interest payable on the Term Loan Facility from three-month LIBOR plus 2.00% to three-month LIBOR plus 1.75% and extended the maturity date from February 2023 to August 2025.

On December 16, 2019, we extended the maturity date of the Nord LB Facility from January 2020 to May 2021.

Our 2021 Notes will mature on October 15, 2021. We intend to refinance these notes in advance of their maturity date.

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

Cash Flows of Fly for the years ended December 31, 2019 and 2018

We generated cash from operations of $272.2 million and $241.1 million for the years ended December 31, 2019 and 2018, respectively, an increase of $31.1 million.

Cash provided by investing activities was $481.4 million for the year ended December 31, 2019. Cash used in investing activities was $853.5 million for the year ended December 31, 2018. In 2019, we used (i) $320.0 million of cash to purchase flight equipment and $10.5 million to purchase equity certificates. In 2018, we (i) used $934.5 million of cash to purchase flight equipment, (ii) paid a deposit of $80.5 million on aircraft purchases and (iii) used $5.7 million to purchase equity certificates. In 2019, we sold 35 aircraft for net cash proceeds of $824.1 million. In 2018, we sold six aircraft for net cash proceeds of $177.7 million. Payments for aircraft improvement totaled $8.1 million and $6.8 million for the years ended December 31, 2019 and 2018, respectively. Payments for lessor maintenance obligations totaled $2.1 million and $8.6 million for the years ended December 31, 2019 and 2018, respectively.

Cash used in financing activities for the year ended December 31, 2019 totaled $696.3 million. Cash provided by financing activities for the year ended December 31, 2018 totaled $436.7 million. In 2019, we (i) made repayments on our secured borrowings totaling $699.0 million, largely in connection with aircraft sales, redemption of the Securitization Notes and repayment of the Fly Acquisition III Facility and (ii) used $32.9 million to repurchase 2,010,437 shares. These payments were partially offset by net maintenance reserve receipts of $38.2 million. In 2018, we received (i) net proceeds from secured borrowings of $826.4 million, (ii) net maintenance reserves of $68.6 million, (iii) net proceeds of $19.6 million from shares issued and sold in private placement transactions and (iv) net security deposits from our lessees of $6.3 million. These receipts were partially offset by (i) repayments on our secured borrowings totaling $482.7 million primarily in connection with aircraft sales and early repayment of debt and (ii) debt issuance costs of $3.6 million.

Cash Flows of Fly for the years ended December 31, 2018 and 2017

We generated cash from operations of $241.1 million and $179.1 million for the years ended December 31, 2018 and 2017, respectively, an increase of $62.0 million.

Cash used in investing activities was $853.5 million and $430.4 million for the years ended December 31, 2018 and 2017, respectively. In 2018, we (i) used $934.5 million of cash to purchase flight equipment, (ii) paid a deposit of $80.5 million on aircraft purchases and (iii) used $5.7 million to purchase equity certificates. In 2017, we used $434.1 million of cash to purchase flight equipment. In 2018, we sold six aircraft for net cash proceeds of $177.7 million. In 2017, we sold one aircraft for net cash proceeds of $21.8 million. Payments for lessor maintenance obligations totaled $8.6 million and $12.6 million for the years ended December 31, 2018 and 2017, respectively.

Cash provided by financing activities for the years ended December 31, 2018 and 2017, totaled $436.7 million and $95.7 million, respectively. In 2018, we received (i) net proceeds from secured borrowings of $826.4 million, (ii) net maintenance reserves of $68.6 million, (iii) net proceeds of $19.6 million from shares issued and (iv) net security deposits from our lessees of $6.3 million. These receipts were partially offset by (i) repayments on our secured borrowings totaling $482.7 million primarily in connection with aircraft sales and early repayment of debt and (ii) debt issuance costs of $3.6 million. In 2017, we received (i) net proceeds from secured borrowings of $513.5 million, (ii) net proceeds from unsecured borrowings of $295.2 million and (iii) net maintenance reserves of $61.5 million. These receipts were partially offset by (i) repayments on our unsecured borrowings totaling $375.0 million, (ii) repayments on our secured borrowings totaling $326.9 million, and (iii) $57.3 million to repurchase 4,274,569 shares.

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

We expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. In 2019, we received $60.7 million of maintenance payments from lessees and made maintenance payment disbursements of $22.6 million.

Share Repurchases

In November 2018, our board of directors approved a $50.0 million share repurchase program expiring in December 2019. In August 2019, our board of directors approved a new $50.0 million share repurchase program to replace our then existing program, expiring in September 2020. Under this program, Fly may make share repurchases from time to time in the open market or in privately negotiated transactions. As of December 31, 2019, there was $50.0 million remaining under the current authorization.

During the year ended December 31, 2019, Fly repurchased 2,010,437 shares at an average price of $16.29 per share, or $32.8 million, before commissions and fees. During the year ended December 31, 2018, Fly did not repurchase any shares.

Financing

We finance our business with unsecured and secured borrowings. As of December 31, 2019, we were not in default under any of our borrowings.

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

Interest on the 2021 Notes and 2024 Notes is payable semi-annually on April 15 and October 15 of each year. As of each of December 31, 2019 and 2018, accrued interest on unsecured borrowings totaled $7.7 million.

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

The indentures governing the 2021 Notes and the 2024 Notes contain customary events of default with respect to the notes of each series, including (i) default in payment when due and payable of principal or premium, (ii) default for 30 days or more in payment when due of interest, (iii) failure by us or any restricted subsidiary for 60 days after receipt of written notice given by the trustee or the holders of at least 25% in aggregate principal amount of the notes of such series then issued and outstanding to comply with any of the other agreements under the indenture, (iv) default in any of the aircraft owning entities in respect of obligations in excess of $50.0 million, which holders of such obligation accelerate or demand repayment of amounts due thereunder, (v) failure by us or any significant subsidiary to pay final judgments aggregating in excess of $50.0 million for 60 days after such judgment becomes final, subject to certain non-recourse exceptions, and (vi) certain events of bankruptcy or insolvency with respect to us or a significant subsidiary. As of December 31, 2019, we were not in default under the indentures governing the 2021 Notes or the 2024 Notes.

Secured Borrowings

As of December 31, 2019, we had $1.7 billion aggregate principal amount outstanding on our secured borrowings.

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

Securitization Notes

On March 14, 2019, B&B Air Funding redeemed all remaining aircraft lease-backed Class G-1 notes (the “Securitization Notes”) issued on October 2, 2007 and with an original maturity date of November 14, 2033, in the aggregate principal amount then-outstanding of $63.8 million. In connection with the redemption, we expensed approximately $1.9 million of debt extinguishment costs.

Nord LB Facility

As of December 31, 2019, we had $65.3 million principal amount outstanding under our non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by three aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits.

Prior to November 14, 2018, the loans bore interest at one-month LIBOR plus a margin of 3.30%. Effective on November 14, 2018, we amended the loans under the Nord LB Facility to (i) extend the maturity date from November 14, 2018 to January 14, 2020 and (ii) reduce the margin to 1.85%. The blended weighted average interest rate for the Nord LB Facility was 3.59% as of December 31, 2019, excluding the amortization of debt discount and loan cost. Effective on December 16, 2019, we amended the remaining loans under the Nord LB Facility to further extend the maturity date to May 14, 2021.

Under the terms of the Nord LB Facility, we apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

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

Term Loan

As of December 31, 2019, we had $385.4 million principal amount outstanding under our senior secured term loan (the “Term Loan”), which was secured by 27 aircraft. Fly has guaranteed all payments under the Term Loan. The final maturity date of the Term Loan is August 9, 2025. Until May 2020, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in whole or in part at par.

Prior to November 22, 2019, the Term Loan bore interest at three-month LIBOR plus a margin of 2.00%. Effective on November 22, 2019, we amended the Term Loan to (i) reduce the margin to 1.75% and (ii) extend the maturity date from February 9, 2023 to August 9, 2025. The weighted average interest rate on all outstanding amounts was 4.15% as of December 31, 2019, excluding the amortization of debt discounts and debt issuance costs. The Term Loan requires quarterly principal payments of $5.6 million.

In connection with the amendment completed in November 2019, we paid a one-time fee of 0.25% on the then outstanding principal amount to the Term Loan lenders and there was no prepayment penalty associated with this repricing.

On April 28, 2017, we had amended the Term Loan to (i) reduce the margin from 2.75% to 2.25%, (ii) eliminate the LIBOR floor of 0.75% and (iii) extend the maturity date from February 2022 to February 2023. We had also upsized the Term Loan by $50.0 million. On November 1, 2017, we had further amended the Term Loan to reduce the margin to 2.00%. During the year ended December 31, 2017, we incurred debt extinguishment costs totaling $3.0 million in connection with these amendments.

The Term Loan requires that we maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed in the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the acquisition, sale, removal or substitution of an aircraft. The Term Loan also includes certain customary covenants, including reporting requirements and maintenance of credit ratings.

An event of default under the Term Loan includes any of the aircraft owning entities defaulting in respect of obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

Magellan Acquisition Limited Facility

As of December 31, 2019, we had $278.7 million principal amount outstanding in loans and notes under our term loan facility (the “Magellan Acquisition Limited Facility”), which was secured by nine aircraft. Fly has guaranteed all payments under this facility. The Magellan Acquisition Limited Facility has a maturity date of December 8, 2025.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum. The weighted average interest rate on all outstanding amounts was 4.11% as of December 31, 2019, excluding the amortization of debt discounts and debt issuance costs. The facility requires monthly principal payments of $2.2 million.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain an initial loan-to-value ratio of less than or equal to 75% based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers. A violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility. In addition, upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee.

Upon the sale of an aircraft, the borrower may substitute aircraft into the Magellan Acquisition Limited Facility subject to certain conditions. The substitute aircraft must be equal to or greater than the appraised value of the aircraft being substituted. The borrower must be in compliance with the concentration limits after such substitution.

An event of default under the Magellan Acquisition Limited Facility includes a default in respect of Fly’s recourse obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

Fly Acquisition III Facility

On October 22, 2019, we paid in full the outstanding principal balance under a revolving credit facility (the “Fly Acquisition III Facility”). The availability period under the Fly Acquisition III Facility expired on February 26, 2019. We paid commitment fees of 0.50% to 0.75% per annum to the lenders on the undrawn amount of their commitments from February 26, 2016 until February 26, 2019. The facility had a maturity date of February 26, 2022 and all payments were guaranteed by Fly.

The interest rate under the facility was based on one-month LIBOR plus an applicable margin of (i) 2.00%, from February 26, 2016 through February 26, 2019 and (ii) 2.50%, from February 27, 2019 through the repayment date of the facility.

Fly Aladdin Acquisition Facility

As of December 31, 2019, we had an aggregate of $272.3 million principal amount outstanding of Series B loans under our term loan facility (the “Fly Aladdin Acquisition Facility”), which were secured by 15 aircraft. Series B loans have a final maturity date of June 15, 2023. During the year ended December 31, 2019, we repaid Series A loans in full and a portion of Series B loans and expensed approximately $2.6 million of debt extinguishment costs.

We paid aggregate arrangement and commitment fees of approximately $9.5 million to the lenders in 2018.

During the fourth quarter of 2018, we prepaid $81.1 million of debt and wrote off approximately $0.9 million of unamortized loan costs and debt discounts as debt extinguishment costs. The aircraft associated with the debt prepayment were sold during the first quarter of 2019.

The interest rate on Series A loans was based on three-month LIBOR, plus an applicable margin of 1.50% per annum. The interest rate on Series B loans is based on three-month LIBOR, plus an applicable margin of 1.80% per annum. The weighted average interest rate on all outstanding amounts was 4.85% as of December 31, 2019, excluding the amortization of debt discounts and debt issuance costs. We make scheduled quarterly payments of principal and interest on the loans in accordance with a fixed amortization schedule.

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

The borrowers are required to maintain (i) a debt service coverage ratio of at least 1.15:1.00, (ii) a loan-to-value ratio equal to 71% and (iii) that 85% of aircraft financed under the facility (a) are on lease, (b) have been subject to a lease in the previous six months or (c) are subject to a letter of intent for a re-lease or sale. The tests in (ii) and (iii) are based on the average of the most recent half-life adjusted current market value of all aircraft financed under the facility, as determined by three independent appraisers on a semi-annual basis. Upon the occurrence of (i) a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, (ii) an event of default that is continuing under the Fly Aladdin Acquisition Facility, or (iii) a default under any mortgage, indenture or instrument under which there is issued, or which secures or evidences, any recourse indebtedness of ours in an aggregate principal amount exceeding $50.0 million, Fly will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Upon the occurrence of a breach, on any payment date, of the loan-to-value ratio or the utilization test described above, and certain other events, all cash collected will be applied to repay the outstanding principal balance of the Series B loans until such breach is cured.

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

Fly Aladdin Engine Funding Facility

As of December 31, 2019, we had $42.3 million principal amount outstanding under a term loan facility (the “Fly Aladdin Engine Funding Facility”), which was secured by seven engines. Fly has guaranteed all payments under this facility. The loans have maturity dates ranging from December 31, 2021 to April 30, 2022.

In October 2018, we drew down $43.9 million under the Fly Aladdin Engine Funding Facility and paid up-front fees of approximately $0.4 million.

The interest rate for the borrowings is based on an applicable margin of 1.90% per annum over a fixed swap rate and ranges from 4.94% to 4.96% per annum, per engine. The weighted average interest rate on all outstanding amounts was 4.95% as of December 31, 2019, excluding the amortization of debt discounts and debt issuance costs. We are required to make scheduled monthly payments of principal and interest in accordance with an amortization schedule.

The loans are secured by the engines and related leases and our equity and beneficial interests in the engine owning entities. The Fly Aladdin Engine Funding Facility contains customary covenants, including various reporting requirements. A violation of any of these covenants could result in a default under the Fly Aladdin Engine Funding Facility.

Other Aircraft Secured Borrowings

We have entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of December 31, 2019, we had $673.5 million principal amount outstanding of other aircraft secured borrowings, which were secured by 14 aircraft. Of this amount, $372.1 million was recourse to Fly. The weighted average interest rate on all outstanding amounts was 4.07% as of December 31, 2019, excluding the amortization of debt discounts and debt issuance costs.

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

Capital Expenditures

During the year ended December 31, 2019, we purchased flight equipment for an aggregate of $331.5 million. During the year ended December 31, 2018, we purchased flight equipment for an aggregate of $1.1 billion, including an allocated portion of such purchase price to the Portfolio B orderbook value. During the year ended December 31, 2017, we purchased flight equipment for an aggregate of $456.0 million.

We expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft. As of December 31, 2019, the weighted average age of our aircraft portfolio (excluding aircraft held for sale) was 7.5 years.

On February 28, 2018, we agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia Group Berhad and its affiliated airlines as the aircraft deliver from the manufacturer. The first of these aircraft was delivered in the fourth quarter of 2019. We also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease (“Portfolio C”). We did not exercise our options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, we exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. We have options remaining to purchase up to nine Portfolio C aircraft delivering between 2021 and 2025. We expect to fund aircraft acquisitions using cash on hand and secured borrowings.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Research and Development, Patents and Licenses, etc.

Not applicable.

Off-Balance Sheet Arrangements

In 2016, we entered into residual value guarantees (“RVGs”) in which we agreed to guarantee the residual value of three aircraft subject to twelve-year leases. We received residual value guarantee fees totaling $6.6 million, which are being amortized over a twelve-year period. The third-party lessors may exercise their rights under the RVGs by issuing a notice to us eleven months before each lease expiry date requiring us to purchase the aircraft on such date. The RVGs will terminate if not exercised accordingly.

We continuously reevaluate our risk related to the RVGs based on several factors, including the estimated future base value of the aircraft based on third-party appraisals and information on similar aircraft remarketing in the secondary market. If we were required to pay the full aggregate amount of our outstanding RVGs and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure as of December 31, 2019 would have been $82.5 million.

The RVGs contain covenants requiring us to post cash collateral as security for our obligations upon the occurrence of certain corporate events, including a change in control, a downgrade in our corporate family rating beyond a specified threshold, or a sale of all or substantially all our assets. If we were required to post the full aggregate amount of the cash collateral at December 31, 2019, it would have been $23.0 million.

Contractual Obligations

Our long-term contractual obligations as of December 31, 2019 consisted of the following (in thousands):

	2020	2021	2022	2023	2024	Thereafter	Total
Principal payments:
Principal payment under the 2021 Notes	$—	$325,000	$—	$—	$—	$—	$325,000
Principal payment under the 2024 Notes	—	—	—	—	300,000	—	300,000
Principal payments under the Nord LB Facility	5,177	60,113	—	—	—	—	65,290
Principal payments under the Term Loan	22,404	22,404	22,404	22,404	22,404	273,344	385,364
Principal payments under the Magellan Acquisition Limited Facility	26,542	26,542	26,542	26,542	26,542	145,974	278,684
Principal payments under the Aladdin Acquisition Facility	23,874	25,057	26,262	197,150	—	—	272,343
Principal payments under the Aladdin Engine Funding Facility	1,565	32,240	8,534	—	—	—	42,339
Principal payments under Other Aircraft Secured Borrowings	93,122	75,079	85,667	162,206	64,787	192,602	673,463
Total principal payments	172,684	566,435	169,409	408,302	413,733	611,920	2,342,483
Interest payments:
Interest payments under the 2021 Notes and 2024 Notes	36,469	32,152	15,750	15,750	12,469	—	112,590
Interest payments under secured borrowings (1)	62,812	55,268	46,487	35,350	25,750	23,524	249,191
Total interest payments	99,281	87,420	62,237	51,100	38,219	23,524	361,781
Purchase price of Portfolio B aircraft in the AirAsia transactions (2)	351,500	571,198	99,000	—	—	—	1,021,698
Acquisition fees related to Portfolio B in the AirAsia transactions (2)	5,273	8,568	1,485	—	—	—	15,326
Disposition fees on flight equipment held for sale	2,768	—	—	—	—	—	2,768
Payments to our Manager under our management agreement (3)	7,840	7,840	7,840	7,840	7,840	43,121	82,321
Payments to BBAM under our servicing agreements (4)	12,656	11,358	9,640	7,906	7,259	18,188	67,007
Total	$652,002	$1,252,819	$349,611	$475,148	$467,051	$696,753	$3,893,384

(1)	For variable rate borrowings based on LIBOR plus the applicable margin, LIBOR is assumed to remain at the current rate in effect at year end through the term of the loan.

(2)	Based on number of aircraft expected to be purchased.

(3)	Assumes automatic extension for one additional term of five years to June 30, 2030. Also assumes the net book value of aircraft at December 31, 2019 remains constant in future periods.

(4)	Amounts in the table reflect the application of these servicing fees to our aircraft at December 31, 2019.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is West Pier Business Campus, Dun Laoghaire, County Dublin, A96 N6T7, Ireland. Our telephone number at that address is +353 1 231-1900.

Name	Age	Position
Colm Barrington	74	Chief Executive Officer and Director
Julie Ruehl	54	Chief Financial Officer
Joseph M. Donovan	65	Director and Chairman
Erik G. Braathen	64	Director
Eugene McCague	61	Director
Robert S. Tomczak	58	Director
Susan M. Walton	59	Director
Steven Zissis	60	Director

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

Joseph M. Donovan was appointed Chairman in April 2010 and has been a member of our board of directors since June 2007. Prior to his retirement in January 2007, Mr. Donovan was chairman of Credit Suisse’s Asset-Backed Securities and Debt Financing Group, which he led for nearly seven years. Prior thereto, Mr. Donovan was a managing director and head of Asset Finance at Prudential Securities (1998-2000) and Smith Barney (1995-1997). Mr. Donovan began his banking career at The First Boston Corporation in 1983, ultimately becoming a managing director at CS First Boston, where he served as Chief Operating Officer of the Investment Banking Department from 1992 to 1995. Mr. Donovan is a director of STORE Capital Corporation. Mr. Donovan received his MBA from The Wharton School of the University of Pennsylvania and has a degree in Accountancy from the University of Notre Dame.

Erik G. Braathen has been a member of our board of directors since June 2007. Mr. Braathen has been the chief executive of Ojada AS, a privately owned investment company, since 1999. Prior to joining Ojada AS, Mr. Braathen was the chief executive officer of Braathens ASA where he gained extensive experience in the airline industry from 1986 to 1999. Mr. Braathen is a member of the boards of directors of Northsea PSV AS and Cenzia AS. Mr. Braathen is Chairman of the Board of Directors of Holmen Fondsforvaltning, Sayonara AS, Ojada AS, Okana AS and Onida AS. Mr. Braathen has a Master of International Management from AGSIM, Phoenix Arizona, and a Bachelor of Arts & Economics from the University of Washington, Seattle, Washington.

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

Susan M. Walton has been a member of our board of directors since June 2007. Ms. Walton is currently a Director and Company Secretary of the Pestalozzi International Foundation, a charity registered in England and Director of Pestalozzi Enterprises Limited. Until September 2010, Ms. Walton was a Sub-Regional Director of the environmental charity Groundwork London. Prior thereto, Ms. Walton was the Chief Executive of Hampshire & Isle of Wight Wildlife Trust (“HWT”), a leading wildlife conservation charity in England, where she was responsible for biodiversity projects in two counties and developing partnerships with key stakeholder groups. Prior to joining HWT in 2006, she served as General Manager — Structured Finance and Export Credit, for Rolls-Royce Capital Limited for nine years. Ms. Walton was also a Principal at Babcock & Brown from 1989 to 1997 where she was responsible for producing and implementing Babcock & Brown’s annual European Aerospace marketing plan. Ms. Walton is a trustee for the Sussex East Area Meeting of Quakers, a trustee of Raystede Animal Sanctuary and a member of the Finance Committee of the East Sussex College Group. Ms. Walton holds a degree in Environmental Conservation from Birkbeck College, University of London.

Steven Zissis was previously our chairman and has been a member of our board of directors since June 2007. Mr. Zissis is the President and Chief Executive Officer of BBAM LP. Mr. Zissis was the Head of Aircraft Operating Leasing at Babcock & Brown and has over 30 years of experience in the aviation industry. Prior to joining Babcock & Brown in 1990, Mr. Zissis was a vice president of Citibank, where he was also a founder and manager of the Portfolio Acquisition and Divestiture team. Mr. Zissis graduated from Rhodes College with a degree in Finance and International Studies.

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

We paid to our directors aggregate cash compensation of $0.6 million for services rendered in 2019. We do not have a retirement plan for our directors.

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

We have a 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. We have issued all shares available under the 2010 Plan. At December 31, 2019, there were 14,025 SARs outstanding and exercisable. The Company satisfies SAR exercises with newly issued ADSs.

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

The table below sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as of February 15, 2020:

	Shares Beneficially Owned
Name	Number	Percent
AirAsia Group Berhad (1)	3,333,333	10.8%
Onex Corporation (2)	3,110,143	10.1%
Summit Aviation Partners LLC (3)	2,261,214	7.3%
Morgan Stanley (4)	2,242,234	7.3%
Donald Smith & Co., Inc. (5)	2,068,405	6.7%

(1)
The information above and in this footnote is based on information taken from the Schedule 13G filed by AirAsia Group Berhad with the SEC on September 4, 2018. AirAsia Group Berhad has sole voting and dispositive power over 3,333,333 ADSs.

(2)
The information above and in this footnote is based on information taken from the Schedule 13G/A filed by Onex Corporation, Onex Partners III GP LP, Onex Partners GP Inc., Onex US Principals LP, Onex American Holdings GP LLC, Onex Private Equity Holdings LLC, Onex Partners III PV LP, Onex Partners III Select LP, Onex Partners III LP, Meridian Aviation Partners Limited, Onex ATR S.a.r.l., ATR Aviation Holdings I Corporation, Onex Partners III International LP, Onex Partners III International GP LP, Onex Partners III International GP LLC, Onex Partners Canadian GP Inc., New PCo II Investments Ltd., and Gerald W. Schwartz (collectively, the “Onex Reporting Persons”) with the SEC on February 13, 2020. Onex Corporation has shared voting and dispositive power over 3,094,399 ADSs. Onex Partners III GP LP has shared voting and dispositive power over 1,806,537 ADSs. Onex Partners GP Inc. has shared voting and dispositive power over 1,806,537 ADSs. Onex US Principals LP has shared voting and dispositive power over 5,241 ADSs. Onex American Holdings GP LLC has shared voting and dispositive power over 5,241 ADSs. Onex Private Equity Holdings LLC has shared voting and dispositive power over 5,241 ADSs. Onex Partners III PV LP has shared voting and dispositive power over 21,746 ADSs. Onex Partners III Select LP has shared voting and dispositive power over 5,517 ADSs. Onex Partners III LP has shared voting and dispositive power over 1,715,470 ADSs. Meridian Aviation Partners Limited has shared voting and dispositive power over 666,667 ADSs. Onex ATR S.a.r.l. has shared voting and dispositive power over 666,667 ADSs. ATR Aviation Holdings I Corporation has shared voting and dispositive power over 666,667 ADSs. Onex Partners III International LP has shared voting and dispositive power over 666,667 ADSs. Onex Partners III International GP LP has shared voting and dispositive power over 666,667 ADSs. Onex Partners III International GP LLC has shared voting and dispositive power over 666,667 ADSs. Onex Partners Canadian GP Inc. has shared voting and dispositive power over 666,667 ADSs. New PCo II Investments Ltd. has shared voting and dispositive power over 15,744 ADSs. Gerald W. Schwartz has shared voting and dispositive power over 3,110,143 ADSs.

(3)
The information above and in this footnote is based on information taken from the Schedule 13D/A filed by Steven Zissis, Zissis Family Trust, Summit Aviation Partners LLC and SZ Services Puerto Rico LLC with the SEC on July 20, 2018, and from information independently provided to us by Mr. Zissis. Mr. Zissis and Zissis Family Trust have shared voting and dispositive power over 2,261,214 ADSs. Summit Aviation Partners LLC has shared voting and dispositive power over 1,610,717 ADSs. SZ Services Puerto Rico LLC has shared voting and dispositive power over 487,708 ADSs.

(4)
The information above and in this footnote is based on information taken from the Schedule 13G/A filed by Morgan Stanley with the SEC on February 12, 2020. Morgan Stanley has shared voting power over 2,188,325 ADSs and shared dispositive power over 2,242,234 ADSs. Morgan Stanley Capital Services LLC has shared voting power and shared dispositive power over 2,154,345 ADSs.

(5)
The information above and in this footnote is based on information taken from the Schedule 13G filed by Donald Smith & Co., Inc., DSCO Value Fund, L.P., Jon Hartsel, Kamal Shah, and John D. Piermont with the SEC on February 10, 2020. Donald Smith & Co., Inc. has sole voting power over 2,035,186 ADSs and sole dispositive power over 2,049,886 ADSs. DSCO Value Fund, L.P. has sole voting power over 10,019 ADSs and sole dispositive power over 10,019 ADSs. Jon Hartsel has sole voting power over 4,000 ADSs and sole dispositive power over 4,000 ADSs. Kamal Shah has sole voting power over 2,500 ADSs and sole dispositive power over 2,500 ADSs. John D. Piermont has sole voting power over 2,000 ADSs and sole dispositive power over 2,000 ADSs.

All ADS holders have the same voting rights.

As of February 21, 2020, 7,390,795 of our ADSs were held by 20 holders of record in the United States, not including ADSs held of record by Depository Trust Company, or DTC. As of February 21, 2020, DTC was the holder of record of 23,495,603 ADSs. To the best of our knowledge, 1,631,910 ADSs were beneficially owned by holders with U.S. addresses.

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

In connection with the redemption of the Securitization Notes in March 2019, B&B Air Funding terminated its servicing agreement with respect to aircraft financed by the Securitization Notes. See “Servicing Agreements — B&B Air Funding — Servicing Agreement.” Also in connection with the redemption of the Securitization Notes in March 2019, we terminated the management agreement with the Manager relating to the aircraft financed by the Securitization Notes. See “Management Agreement.”

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

Servicing

For so long as our Manager’s appointment is not terminated, we agree to engage BBAM as the exclusive Servicer for any additional aircraft or other aviation assets that we acquire in the future on terms substantially similar to those set forth in the servicing agreement between our subsidiaries and BBAM or on such other terms as we and BBAM may agree.

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

Management and Administrative Services

Base and Rent Fees. BBAM is entitled to receive (i) a rent fee equal to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month and (ii) a sales fee of 1.5% of the aggregate gross proceeds in respect of any aircraft sold.

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

We also pay our Manager a fee of 1.5% of the aggregate gross consideration received in respect of any change of control of our company, which includes the acquisition of more than 50% of our common shares or the acquisition of all or substantially all our assets.

In 2019, we paid our Manager origination fees of $5.0 million in connection with the purchase of 11 aircraft. In 2018, we paid our Manager origination fees of $16.1 million in connection with the purchase of 34 aircraft and seven engines. In 2017, we paid our Manager origination fees of $6.8 million in connection with the purchase of ten aircraft.

Administrative Agency Fees. The administrative agency fee payable with respect to the Securitization Notes was $20,000 per month, subject to an annual CPI adjustment. In connection with the redemption of the Securitization Notes in March 2019, the administrative service agreement was terminated.

In 2019, 2018 and 2017, we paid the Manager administrative agency fees totaling $0.1 million, $0.2 million and $0.2 million, respectively, which amounts were credited toward servicing fees paid pursuant to the servicing agreement between B&B Air Funding and BBAM.

Ancillary Management and Administrative Services

We may pay to our Manager such additional fees for any ancillary management and administrative services provided by our Manager to us from time to time as we and our Manager agree to before the ancillary management and administrative services are provided. We did not pay any ancillary management and administrative services fee to our Manager in 2019, 2018 or 2017.

Credit for Servicing Fees Paid

Base fees and rent fees paid to BBAM under our servicing agreements and administrative services fees paid to our Manager under the administrative services agreements are credited toward (and thereby reduce) the base and rent fees payable to our Manager as described above under “— Fees and Expenses — Management and Administrative Services — Base and Rent Fees” and “— Fees and Expenses — Management and Administrative Services — Administrative Agency Fees.” Similarly, sales fees paid to BBAM under our servicing agreements in respect of aircraft dispositions are credited toward (and thereby reduce) the fee payable to our Manager in connection with dispositions as described above under “— Fees and Expenses — Management and Administrative Services — Origination and Disposition Fees and Change of Control Fees.” See “Servicing Agreements.”

Break Fees

Our Manager is entitled to one-third of the value of any break, termination or other similar fees received by us (with such value to be reduced by any third-party costs incurred by or on behalf of us or by our Manager on behalf of us in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by us in any aircraft or other aviation assets. We did not pay any break fees to our Manager in 2019, 2018 or 2017.

Expenses of the Manager

We pay an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to us. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of our aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of our aircraft portfolio in excess of $2.0 billion, with a minimum annual management fee of $5.0 million. The management fee is subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year. For the years ended December 31, 2019, 2018 and 2017, we incurred management fees of $9.6 million, $7.3 million and $6.3 million, respectively.

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

B&B Air Funding – Servicing Agreement

Pursuant to the servicing agreement between B&B Air Funding and BBAM in respect of the aircraft financed by the Securitization Notes, BBAM was entitled to receive (i) a rent fee equal to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month and (ii) a sales fee of 1.5% of the aggregate gross proceeds in respect of any aircraft sold. BBAM was also entitled to an administrative agency fee from B&B Air Funding of $20,000 per month, subject to an annual CPI adjustment. In connection with the redemption of the Securitization Notes in March 2019, the servicing agreement between B&B Air Funding and BBAM was terminated.

For the years ended December 31, 2019, 2018 and 2017, BBAM received rent and servicing fees pursuant to the B&B Air Funding servicing agreement totaling $0.5 million, $0.8 million and $0.9 million, respectively. BBAM also received administrative fees totaling $0.1 million during the year ended December 31, 2019. BBAM received administrative fees totaling $0.2 million during each of the years ended December 31, 2018 and 2017.

For the year ended December 31, 2019, B&B Air Funding incurred disposition fees of $0.6 million in connection with the sale of three aircraft. For each of the years ended December 31, 2018 and 2017, B&B Air Funding incurred no disposition fees.

All Other Aircraft and Aviation Assets Acquired – Servicing Agreements

With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per aircraft per month. Under the Term Loan, the Magellan Acquisition Limited Facility and the Fly Aladdin Acquisition Facility, BBAM is also entitled to an administrative fee of $10,000 per month. Under the Fly Aladdin Engine Funding Facility, BBAM is entitled to receive a servicing fee equal to 3.5% of monthly rents actually collected and an administrative fee equal to $1,000 per month.

Under the Fly Acquisition III Facility, BBAM was entitled to an administrative fee of $10,000 per month. In connection with the repayment of the Fly Acquisition III Facility in October 2019, the servicing agreement was terminated.

For the years ended December 31, 2019, 2018 and 2017, BBAM received servicing and administrative fees totaling $14.9 million, $14.7 million and, $12.0 million, respectively.

For the years ended December 31, 2019, 2018 and 2017, we incurred disposition fees of $14.8 million, $3.1 million and $0.3 million, respectively, in connection with the sale of aircraft.

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

Dividends

No dividends were paid in 2019, 2018 or 2017.

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

Material Contracts

The following is a list of material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, preceding the date of this Annual Report:

1)	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited. See Item 5 “Liquidity and Capital Resources—Financing— Term Loan.”

2)	Form of Director Service Agreement between Babcock & Brown Air Limited and each director thereof. See Item 6. “Directors, Senior Management and Employees.”

3)	Fly Leasing Limited Omnibus Incentive Plan.

4)	Form of Stock Appreciation Right Award Agreement.

5)	Form of Restricted Stock Unit Award Agreement.

6)	Form of Servicing Agreement among BBAM US LP, BBAM Aviation Services Limited and each company thereof. See Item 7 “Related Party Transactions — Servicing Agreement.”

7)
Amended and Restated Fly Leasing Limited Management Agreement dated as of December 28, 2012, between Fly Leasing Limited and Fly Leasing Management Co. Limited. See Item 7 “Related Party Transactions — Management Agreement.”

8)
Amended and Restated Servicing Agreement, dated as of January 24, 2013, by and among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited. See Item 7 “Related Party Transactions — Servicing Agreement.”

9)
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

10)	Indenture dated December 11, 2013, between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Unsecured Borrowing.”

11)
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

14)
Amendment to Credit Agreement, dated as of April 22, 2015, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. See Item 5 “Liquidity and Capital Resources—Financing—Term Loan.”

15)
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

18)
Second Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated July 27, 2016, between Fly Leasing Limited and Fly Leasing Management Co. Limited. See Item 7 “Related Party Transactions — Management Agreement.”

19)
Third Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of February 1, 2017, between Fly Leasing Limited and Fly Leasing Management Co. Limited. See Item 7 “Related Party Transactions — Management Agreement.”

20)
Third Supplemental Indenture dated as of October 16, 2017, between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Unsecured Borrowing.”

21)	Servicing Agreement dated as of December 8, 2017, among BBAM US LP, BBAM Aviation Services Limited and Magellan Acquisition Limited. See Item 7 “Related Party Transactions — Management Agreement.”

22)
Third Amendment to Credit Agreement, dated as of April 28, 2017, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. See Item 5 “Liquidity and Capital Resources—Financing—Term Loan.”

23)
Fourth Amendment to Credit Agreement, dated as of November 1, 2017, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. See Item 5 “Liquidity and Capital Resources—Financing—Term Loan.”

24)
Facility Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Magellan Acquisition Limited.”

25)
Note Purchase Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Purchasers party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Magellan Acquisition Limited.”

26)
Credit Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Banks party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Magellan Acquisition Limited.”

27)
Security Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Grantors party thereto, and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Magellan Acquisition Limited.”

28)	Guaranty [Fly 2017A Term Loan] dated December 8, 2017 by Fly Leasing Limited. See Item 5 “Liquidity and Capital Resources—Financing—Magellan Acquisition Limited.”

29)
Share Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited, Fly Leasing Limited and AirAsia Berhad. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

30)
Aircraft Sale and Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

31)
Aircraft Sale and Purchase Option Agreement, dated April 26, 2018, but having effect between the parties as of February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

32)
Amended and Restated Purchase Commitment Letter (Portfolio C Aircraft and Portfolio D Aircraft), dated May 3, 2018, but having effect between the parties as of February 28, 2018, between Fly Leasing Limited and Nomura Babcock & Brown Co., Ltd. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

33)
Amended and Restated Delivery Side Letter (Portfolio C and Portfolio D), dated May 3, 2018, but having effect between the parties as of February 28, 2018, between Fly Leasing Limited and Incline B Aviation Limited Partnership. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

34)	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Meridian Aviation Partners Limited. See Item 7, “Major Shareholders and Related Party Transactions.”

35)	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Summit Aviation Holdings LLC. See Item 7, “Major Shareholders and Related Party Transactions.”

36)	Registration Rights Agreement, dated July 18, 2018, among Fly Leasing Limited and shareholders named therein. See Item 7, “Major Shareholders and Related Party Transactions.”

37)	Subscription Agreement, dated July 18, 2018, among Fly Leasing Limited, AirAsia Group Berhad and AirAsia Berhad. See Item 7, “Major Shareholders and Related Party Transactions.”

38)	Registration Rights Agreement, dated July 18, 2018, between Fly Leasing Limited and AirAsia Group Berhad. See Item 7, “Major Shareholders and Related Party Transactions.”

39)
Fly SPA Amendment Agreement (No. 1) dated July 11, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

40)
Fly SPA Amendment Agreement (No. 2) dated July 18, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

41)
Servicing Agreement dated June 15, 2018, among BBAM Aviation Services Limited, BBAM US LP, Fly Aladdin Funding Limited, Fly Aladdin MaltaCo Limited and each Borrower Group Company that becomes a party thereto. See Item 7 “Related Party Transactions —Servicing Agreement.”

42)
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

43)
Borrower Parent Security Agreement dated June 15, 2018, between Fly Aladdin Holdings Limited, as Grantor and Wilmington Trust (London) Limited, as Security Trustee. See Item 5 “Liquidity and Capital Resources – Financing – Fly Aladdin Acquisition Facility.”

44)
Co-Borrower Security Agreement dated June 15, 2018, between Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta and Wilmington Trust (London) Limited, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Fly Aladdin Acquisition Facility.”

45)	Deed of Limited Guaranty dated June 15, 2018, by Fly Leasing Limited. See Item 5 “Liquidity and Capital Resources—Financing—Fly Aladdin Engine Funding Facility.”

46)
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

47)
Purchase Agreement dated November 30, 2018 among the sellers identified therein, Horizon Aircraft Finance I Limited, Horizon Aircraft Finance I LLC and the other purchasers identified therein. See Item 5, “Operating and Financial Review and Prospects.”

48)
Form of Loan Amendment Letter Agreement (2018) among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. See Item 5, “Liquidity and Capital Resources—Financing—Nord LB Facility.”

49)
Purchase Agreement dated July 2, 2019 among the sellers identified therein, Horizon Aircraft Finance II Limited, Horizon Aircraft Finance II LLC and the other purchasers identified therein. See Item 5, “Operating and Financial Review and Prospects.”

50)
Purchase Agreement dated October 31, 2019 among the sellers identified therein, Horizon Aircraft Finance III Limited, Horizon Aircraft Finance III LLC and the other purchasers identified therein. See Item 5, “Operating and Financial Review and Prospects.”

51)
Fifth Amendment to Credit Agreement dated as of November 22, 2019, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Trust Company, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. See Item 5, “Liquidity and Capital Resources—Financing—Term Loan.”

52)
Form of Loan Amendment Letter Agreement (2019) among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. See Item 5, “Liquidity and Capital Resources—Financing—Nord LB Facility.”

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

Irish Dividend Withholding Tax

Dividends that we pay on our shares (including deemed distributions) are generally subject to a 20% dividend withholding tax, or DWT for 2019. This rate increased to 25% effective January 1, 2020. DWT may not apply where an exemption is permitted by Irish tax legislation or a double taxation treaty and where all necessary documentation has been submitted to the ADS depository prior to the payment of the dividend.

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

For the year ended 2019, the Universal Social Charge will apply to all income where an individual has income in excess of €13,000. The Universal Social Charge applies at four different rates1 for 2019 as follows:

•	0.5% on the first €12,012;

•	2% on the next €7,862;

•	4.5% on the next €50,170 and

•	8% on the aggregate income in excess of €70,044.

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

Irish Capital Acquisitions Tax

A gift or inheritance of our shares/ADRs will be within the charge to capital acquisitions tax (CAT) where the donor/deceased is Irish resident/ordinarily resident at the date of the gift/date of inheritance or the beneficiary is Irish resident/r ordinarily resident at the date of the gift/inheritance or to the extent that the ADR has an Irish situs at the relevant date. Where the ADR is in bearer form its legal situs is where it is held and if a unit trust then where the trustees are resident.

Where an individual is non-Irish domiciled, then special rules apply to determine his/her residence for CAT purposes. CAT is payable by the beneficiary and is charged at 33% on the value of the gift / inheritance that exceeds a tax-free threshold amount. The applicable tax-free threshold depends on the relationship between the donor and the beneficiary. Gifts and inheritances between spouses are exempt from CAT. A person can receive a gift with a value of up to €3,000 per annum from any number of individuals exempt from CAT.

The Estate Tax Convention between Ireland and the United States generally provides for Irish CAT paid on inheritances in Ireland to be credited (or in certain cases exempted), in whole or in part, against federal estate tax payable in the United States, in the case where an inheritance is subject to both Irish CAT and US federal estate tax. The Estate Tax Convention does not apply to gifts.

Irish Stamp Duty

Broadly, no Irish stamp duty should arise on the issuance of the common shares. Transfers of the common shares of a non-Irish incorporated company would not ordinarily be subject to Irish stamp duty, unless the transfer related to Irish real estate or Irish stocks or marketable securities. In such cases a 1% stamp duty charge would  arise for the transferee based on the consideration paid or, if higher, the market value of the shares.

Transfers of ADSs are exempt from Irish stamp duty when the ADSs are dealt in on the New York Stock Exchange, NASDAQ National Market or any recognized stock exchange in the United States or Canada.

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

Taxation of U.S. Holders of Shares

We expect that we will be treated as a PFIC for U.S. federal income tax purposes for the current taxable year and for the foreseeable future and that U.S. Holders of shares will be subject to the PFIC rules, as summarized below. However, no assurance can be given that we (or any of our subsidiaries or any investment) will or will not be considered a PFIC in the current or future years. The determination of whether or not we are a PFIC is a factual determination that is made annually (after the close of each taxable year) based on the types of income we earn and the value of our assets, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we are or are not a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. If we (or any of our subsidiaries) are currently or were to become a PFIC, U.S. Holders of shares would be subject to special rules and a variety of potentially adverse tax consequences under the Code. We anticipate that we will have positive earnings and profits for U.S. federal income tax purposes for the year ended December 31, 2019, which may impact the taxation of U.S. holders of shares.

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

In 2018 we made an investment in Horizon I Limited, an entity that we expect to be treated as a PFIC for U.S. federal income tax purposes. In addition, in 2019 we made investments in Horizon II Limited and Horizon III Limited, entities that we also expect to be treated as PFICs for U.S. federal income tax purposes. As such, U.S. Holders may need to make a QEF election with respect to these lower-tier PFICs with their 2019 tax returns. However, there is no assurance that we will cause the lower-tier PFICs to provide the required information for a U.S. Holder to make the timely QEF election for the 2019 tax year. Further, with respect to these investments in the lower-tier PFICs, there is no assurance that we will have timely knowledge of the status of these lower-tier PFICs on an annual basis, or that we will cause the lower-tier PFICs to provide the required information for a U.S. Holder to maintain the QEF election. U.S. Holders are advised to consult with their tax advisors regarding the tax issues raised by this investment.

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

Taxation of Fly and Our Subsidiaries

Although Fly’s income is primarily subject to corporate tax in Ireland, part of our income is also subject to taxation in France, Australia and Malta.

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

Bermuda Economic Substance Regulation

Bermuda has enacted legislation that requires certain entities in Bermuda engaged in a list of enumerated activities to maintain a substantial economic presence in Bermuda and to satisfy economic substance requirements. We are an exempted Bermuda company and entities within the scope of the legislation (‘registered entities’) include exempted Bermuda companies, where carrying on a ‘relevant activity’ as a business, but does not include non-resident entities. For this purpose, a non-resident entity is an entity which is resident for tax purposes in a jurisdiction outside Bermuda which is not designated by the EU as a non-cooperative jurisdiction for tax purposes. As we are tax resident in Ireland, we qualify as such a non-resident entity and are therefore outside the scope of this new legislation.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations. As of December 31, 2019, we had 82 lease agreements (excluding lease agreements associated with aircraft classified as held for sale) and seven engine lease agreements. 83 of these lease agreements had fixed lease rates and six had floating lease rates based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

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

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $15.3 million, and would have increased or decreased our revenues by $4.3 million on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads, and measures of volatility. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income, net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that do not qualify for hedge accounting treatment are recognized directly into income. As of December 31, 2019, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $27.0 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $24.4 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $25.7 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. We have two leases pursuant to which we receive a portion of the rent amount in Euros. In 2018, we entered into a cross currency swap contract to mitigate our exposure to foreign currency exchange fluctuations in conjunction with one of these leases. As of December 31, 2019, the fair value of our cross currency swap derivative asset, excluding accrued rent, was $4.8 million. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate would decrease or increase the fair value of our derivative asset by approximately $5.1 million, respectively. For the other Euro denominated lease, a 10% increase or decrease in the Euro to U.S. Dollar exchange rate would increase or decrease the annual rental revenue by $0.3 million, respectively.

As of December 31, 2019, we had one aircraft secured borrowing denominated in Euros. During the year ended December 31, 2019, we recorded an unrealized foreign currency exchange gain of $0.3 million associated with this borrowing, resulting primarily from an increase in value of the U.S. Dollar relative to the Euro. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate on the Euro denominated borrowing at December 31, 2019 would have resulted in a $1.6 million unrealized foreign exchange loss or gain, respectively.

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

(a) Disclosure Controls and Procedures

As of December 31, 2019, an evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management of Fly Leasing Limited is responsible for establishing and maintaining adequate internal control over financial reporting for our company. With the participation of our Chief Executive Officer and our Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Our independent auditor, Deloitte & Touche LLP, a registered public accounting firm, has issued their report which is included below.

(c) Report of the Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of
Fly Leasing Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Fly Leasing Limited and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2019, of the Company and our report dated February 28, 2020, expressed an unqualified opinion on those financial statements.

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
February 28, 2020

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our principal accountants for the years ended December 31, 2019 and 2018 were Deloitte & Touche LLP.

The table below summarizes the fees for professional services rendered by Deloitte & Touche LLP for the audit of our annual financial statements for the years ended December 31, 2019 and 2018, respectively, and fees billed for other services rendered (in thousands):

	Years ended
	2019		2018
	Amount	%	Amount	%
Audit fees	$2,014	88%	$2,187	91%
Tax fees	240	10%	228	9%
All other fees	36	2%	3	—
Total	$2,290	100%	$2,418	100%

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

The following table summarizes the repurchase of our common shares during the year ended December 31, 2019:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Repurchased Plan	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs(1)
January 1-31, 2019	—	$—	—	$50.0 million
February 1-28, 2019	—	$—	—	$50.0 million
March 1-31, 2019	197,592	$13.59	197,592	$47.3 million
April 1-30, 2019	29,597	$13.97	29,597	$46.9 million
May 1-31, 2019	502,954	$16.27	502,954	$38.7 million
June 1-30, 2019	937,802	$16.75	937,802	$23.0 million
July 1-31, 2019	84,016	$16.99	84,016	$21.5 million
August 1-31, 2019	258,476	$16.78	258,476	$17.2 million
September 1-30, 2019	—	$—	—	$50.0 million
October 1-31, 2019	—	$—	—	$50.0 million
November 1-30, 2019	—	$—	—	$50.0 million
December 1-31, 2019	—	$—	—	$50.0 million

(1)
In November 2018, our board of directors approved a $50.0 million share repurchase program expiring in December 2019. In August 2019, our board of directors approved a new $50.0 million share repurchase program to replace our then existing program, expiring in September 2020. Under this program, Fly may make share repurchases from time to time in the open market or in privately negotiated transactions.

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

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of
Fly Leasing Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fly Leasing Limited and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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
February 28, 2020

We have served as the Company’s auditor since 2015.

Fly Leasing Limited
Consolidated Balance Sheets

AT DECEMBER 31, 2019 AND 2018
(Dollars in thousands, except par value data)

	December 31,
	2019	2018

Assets
Cash and cash equivalents	$285,565	$180,211
Restricted cash and cash equivalents	52,738	100,869
Rent receivables	14,264	9,307
Investment in finance lease, net	11,639	12,822
Flight equipment held for sale, net	144,119	259,644
Flight equipment held for operating lease, net	2,720,000	3,228,018
Maintenance rights	290,958	298,207
Deferred tax asset, net	11,675	6,505
Fair value of derivative assets	4,824	5,929
Other assets, net	129,377	124,960
Total assets	$3,665,159	$4,226,472
Liabilities
Accounts payable and accrued liabilities	$22,746	$23,146
Rentals received in advance	16,391	21,322
Payable to related parties	10,077	4,462
Security deposits	40,726	60,097
Maintenance payment liability, net	219,371	292,586
Unsecured borrowings, net	619,407	617,664
Secured borrowings, net	1,695,525	2,379,869
Deferred tax liability, net	57,935	36,256
Fair value of derivative liabilities	27,943	8,558
Other liabilities	76,761	80,402
Total liabilities	2,786,882	3,524,362
Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 30,898,410 and 32,650,019 shares issued and outstanding at December 31, 2019 and 2018, respectively	31	33
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	516,254	549,123
Retained earnings	380,392	154,347
Accumulated other comprehensive loss, net	(18,400)	(1,393)
Total shareholders’ equity	878,277	702,110
Total liabilities and shareholders’ equity	$3,665,159	$4,226,472

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Dollars in thousands, except per share data)

	Years ended
	2019	2018	2017
Revenues
Operating lease revenue	$464,399	$399,514	$346,894
Finance lease revenue	618	675	731
Equity earnings (loss) from unconsolidated subsidiary	2,717	(54)	496
Gain on sale of aircraft	97,323	13,398	3,926
Interest and other income	9,967	4,766	1,204
Total revenues	575,024	418,299	353,251
Expenses
Depreciation	140,798	144,084	133,227
Aircraft impairment	—	—	22,000
Interest expense	137,133	144,742	127,782
Selling, general and administrative	35,304	31,185	30,671
Loss (gain) on derivatives	2,720	(2,382)	(192)
Loss on modification and extinguishment of debt	9,590	2,474	23,309
Maintenance and other costs	3,075	2,547	2,524
Total expenses	328,620	322,650	339,321
Net income before provision for income taxes	246,404	95,649	13,930
Provision for income taxes	20,527	9,926	11,332
Net income	$225,877	$85,723	$2,598
Weighted average number of shares:
Basic	31,607,781	29,744,083	30,307,357
Diluted	31,715,469	29,783,904	30,353,425
Earnings per share:
Basic	$7.15	$2.88	$0.09
Diluted	$7.12	$2.88	$0.09

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Comprehensive Income

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Dollars in thousands)

	Years ended
	2019	2018	2017
Net income	$225,877	$85,723	$2,598
Other components of comprehensive income (loss), net of tax:
Change in fair value of derivatives, net of deferred tax(1)	(19,668)	(530)	3,926
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax(2)	2,829	3,717	1,239
Comprehensive income	$209,038	$88,910	$7,763

(1)
The associated deferred tax benefit for the years ended December 31, 2019 and 2018 was $3.5 million and $0.7 million, respectively. The associated deferred tax expense was $0.6 million for the year ended December 31, 2017.

(2)	The associated deferred tax expense was $0.4 million, $0.3 million and $0.2 million for the years ended December 31, 2019, 2018 and 2017, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Shareholders’ Equity

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Dollars in thousands)

	Manager Shares		Common Shares		Additional		Accumulated Other	Total
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive Loss, net	Shareholders’ Equity
Balance December 31, 2016	100	$—	32,256,440	$32	$536,922	$66,026	$(9,745)	$593,235
Shares issued in connection with SARs exercised	—	—	1,481	—	—	—	—	—
Shares repurchased	—	—	(4,274,569)	(4)	(57,285)	—	—	(57,289)
Net income	—	—	—	—	—	2,598	—	2,598
Net change in the fair value of derivatives, net of deferred tax of $0.6 million(1)	—	—	—	—	—	—	3,926	3,926
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.2 million(1)	—	—	—	—	—	—	1,239	1,239
Balance December 31, 2017	100	$—	27,983,352	$28	$479,637	$68,624	$(4,580)	$543,709
Shares issued in connection with AirAsia transactions	—	—	4,666,667	5	69,486	—	—	69,491
Net income	—	—	—	—	—	85,723	—	85,723
Net change in the fair value of derivatives, net of deferred tax of $0.7 million(1)	—	—	—	—	—	—	(530)	(530)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.3 million(1)	—	—	—	—	—	—	3,717	3,717
Balance December 31, 2018	100	$—	32,650,019	$33	$549,123	$154,347	$(1,393)	$702,110
Reclassification from prior period losses into other comprehensive loss due to adoption of new accounting guidance, net of deferred tax of $0.1 million(1)						168	(168)	—
Adjusted balance January 1, 2019	100	—	32,650,019	33	549,123	154,515	(1,561)	702,110
Shares issued in connection with SARs exercised	—	—	258,828	—	—	—	—	—
Shares repurchased	—	—	(2,010,437)	(2)	(32,869)	—	—	(32,871)
Net income	—	—	—	—	—	225,877	—	225,877
Net change in the fair value of derivatives, net of deferred tax of $3.5 million(1)	—	—	—	—	—	—	(19,668)	(19,668)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.4 million(1)	—	—	—	—	—	—	2,829	2,829
Balance December 31, 2019	100	$—	30,898,410	$31	$516,254	$380,392	$(18,400)	$878,277

(1)	See Note 11 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Dollars in thousands)

	Years ended
	2019	2018	2017
Cash Flows from Operating Activities
Net income	$225,877	$85,723	$2,598
Adjustments to reconcile net income to net cash flows provided by operating activities:
Finance lease revenue	(618)	(675)	(731)
Equity in (earnings) loss from unconsolidated subsidiary	(2,717)	54	(496)
Gain on sale of aircraft	(97,323)	(13,398)	(3,926)
Depreciation	140,798	144,084	133,227
Aircraft impairment	—	—	22,000
Amortization of debt discounts and debt issuance costs	9,906	9,455	7,955
Amortization of lease incentives and other items	6,152	11,409	9,303
Loss on modification and extinguishment of debt	9,590	2,474	23,309
Unrealized foreign exchange (gain) loss	(271)	(563)	2,305
Provision for deferred income taxes	20,449	9,864	5,178
Loss (gain) on derivative instruments	3,224	(1,269)	(478)
Security deposits and maintenance payment liability recognized into earnings	(47,890)	(15,597)	(16,268)
Distributions from unconsolidated subsidiary	2,727	2,131	—
Cash receipts from maintenance rights	4,637	3,013	—
Maintenance rights recognized into earnings	—	—	465
Changes in operating assets and liabilities:
Rent receivables	(10,668)	(12,866)	(4,251)
Other assets	(2,160)	(4,119)	(2,599)
Payable to related parties	5,615	2,378	(10,126)
Accounts payable, accrued liabilities and other liabilities	4,842	18,982	11,588
Net cash flows provided by operating activities	272,170	241,080	179,053
Cash Flows from Investing Activities
Distributions from unconsolidated subsidiary	2,639	3,103	—
Rent received from finance lease	1,800	1,800	1,880
Net payments for derivative settlements	(3,208)	—	—
Investment income from equity certificates	1,603	—	—
Purchase of equity certificates	(10,481)	(5,747)	—
Purchase of flight equipment	(319,995)	(934,481)	(434,122)
Proceeds from sale of aircraft, net	824,116	177,702	21,750
Capitalized interest on Portfolio B orderbook	(4,893)	—	—
Purchase price allocated to Portfolio B orderbook value	—	(80,450)	—
Payments for aircraft improvement	(8,085)	(6,779)	(7,357)
Payments for lessor maintenance obligations	(2,110)	(8,601)	(12,564)
Net cash flows provided by (used in) investing activities	481,386	(853,453)	(430,413)

	Years ended
	2019	2018	2017
Cash Flows from Financing Activities
Security deposits received	4,369	15,042	7,196
Security deposits returned	(4,617)	(8,716)	(3,554)
Maintenance payment liability receipts	60,744	84,102	75,765
Maintenance payment liability disbursements	(22,567)	(15,495)	(14,303)
Net swap termination payments	—	1,801	—
Debt modification and extinguishment costs	(2,052)	301	(17,396)
Debt issuance costs	(342)	(3,619)	(1,464)
Proceeds from unsecured borrowings	—	—	295,150
Repayment of unsecured borrowings	—	—	(375,000)
Proceeds from secured borrowings	—	826,396	513,459
Repayment of secured borrowings	(698,989)	(482,703)	(326,909)
Net proceeds from issuance of shares	—	19,624	—
Shares repurchased	(32,871)	—	(57,286)
Net cash flows (used in) provided by financing activities	(696,325)	436,733	95,658
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	(8)	(95)	430
Net increase (decrease) in unrestricted and restricted cash and cash equivalents	57,223	(175,735)	(155,272)
Unrestricted and restricted cash and cash equivalents at beginning of year	281,080	456,815	612,087
Unrestricted and restricted cash and cash equivalents at end of year	$338,303	$281,080	$456,815

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$285,565	$180,211	$329,105
Restricted cash and cash equivalents	52,738	100,869	127,710
Unrestricted and restricted cash and cash equivalents	$338,303	$281,080	$456,815

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Notes to Consolidated Financial Statements

For the year ended December 31, 2019

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

RISKS AND UNCERTAINTIES

The Company encounters several types of risk during the course of its business, including credit, market, aviation industry and capital market risks. Credit risk addresses a lessee’s or derivative counterparty’s inability or unwillingness to make contractually required payments. Market risk reflects the change in the value of derivatives and credit facilities due to changes in interest rate spreads or other market factors, including the value of collateral underlying the Company’s credit facilities. Aviation industry risk is the risk of a downturn in the commercial aviation industry, as a result of global, regional or industry-specific factors, which could adversely impact a lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s aircraft and aircraft equipment. Capital market risk is the risk that the Company is unable to obtain capital at reasonable rates to fund the growth of its business or to refinance existing credit facilities.

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

RENT RECEIVABLES

Rent receivables represent unpaid lessee obligations under existing lease contracts. Any allowance for doubtful accounts is established on a specific identification basis and is maintained at a level believed by management to be adequate to absorb probable losses associated with rent receivables. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor’s operating environment. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends impacting the lessees and their credit worthiness, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of December 31, 2019 and 2018, the Company had no allowance for doubtful accounts.

In addition, the Company places a lessee on non-accrual status once it determines that it is no longer probable that the Company will receive the economic benefits of the lease. The Company recognizes revenue from a lessee on non-accrual status to the extent cash is received.

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

FLIGHT EQUIPMENT HELD FOR SALE

Flight equipment is classified as held for sale when the Company commits to and commences a plan of sale that is reasonably expected to be completed within one year and satisfies other criteria. Flight equipment held for sale is recorded at the lesser of carrying value or fair value, less estimated cost to sell. The Company continues to recognize rent from aircraft held for sale until the date the aircraft is sold. An impairment loss is recorded for an asset or asset group held for sale when the carrying value of the asset or asset group exceeds its fair value, less estimated cost to sell. Aircraft classified as flight equipment held for sale are not depreciated.

Subsequent changes to the asset’s fair value are recorded as adjustments to the carrying value of the flight equipment. However, any such adjustment will not cause the asset’s fair value to exceed its original carrying value.

FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

Flight equipment held for operating lease is recorded at cost, net of any impairment charges, and depreciated to estimated residual values on a straight-line basis over their estimated remaining useful lives. Useful life is generally 25 years from the date of manufacture. Residual values are generally estimated to be 15% of the original manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:

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

Major aircraft improvements and modifications incurred during an off-lease period are capitalized and depreciated over a period to the next scheduled maintenance event. In addition, costs paid by the Company for scheduled maintenance and overhauls are also capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.

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

When the Company has recorded maintenance right liabilities with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft or aircraft equipment is returned at lease expiry in the contractually required maintenance condition without any cash payment by the Company to the lessee, the maintenance right liability is relieved and end of lease income is recognized; (ii) the Company pays the lessee cash compensation at lease expiry of less than the value of the maintenance right liability, the maintenance right liability is relieved and any difference is recognized as end of lease income; or (iii) the Company pays the lessee cash compensation at lease expiry in excess of the value of the maintenance right liability, the maintenance right liability is relieved and the excess amount is recorded as an aircraft improvement to the extent the improvement is substantiated and deemed to meet the Company’s capitalization policy.

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

When the Company has recorded maintenance right assets with respect to MR Leases, the following accounting scenarios exist: (i) the aircraft or aircraft equipment is returned at lease expiry and no qualified major maintenance has been performed by the lessee since the acquisition date, the maintenance right asset is offset by the amount of the associated maintenance payment liability and any excess is recorded as end of lease income; or (ii) the Company has reimbursed the lessee for the performance of qualified major maintenance, the maintenance right asset is relieved and an aircraft improvement is recorded.

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

OTHER ASSETS

Other assets consist primarily of the Company’s Portfolio B orderbook value (see Note 17 below), investment in equity certificates, net value added tax receivables, investment in unconsolidated subsidiary and other miscellaneous receivables.

Investment in equity certificates are initially accounted for at cost and subsequent changes in fair value are recognized into income.

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

MAINTENANCE PAYMENT LIABILITY

The Company’s flight equipment is typically subject to triple-net leases under which the lessee is responsible for maintenance, insurance and taxes. Fly’s leases also obligate the lessees to comply with all governmental requirements applicable to the flight equipment, including without limitation, operational, maintenance, registration and airworthiness directives.

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

The Company recognizes an uncertain tax benefit only to the extent that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The Company has elected to classify interest on unpaid income taxes and penalties as a component of the provision for income taxes. No interest on unpaid income taxes and penalties were incurred during each of the years ended December 31, 2019, 2018 and 2017.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued its new lease accounting guidance, ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. The FASB has decided that lessors will be precluded from recognizing selling profit and revenue at lease commencement for any finance lease that does not transfer control of the underlying asset to the lessee. In addition, the new guidance will require lessors to capitalize, as initial direct costs, only those costs that are incurred in connection with the execution of a lease. Any other costs incurred, including allocated indirect costs, will no longer be capitalized and instead will be expensed as incurred.

In July 2018, the FASB issued new guidance to provide entities with relief from the costs of implementing certain aspects of ASU 2016-02, Leases (Topic 842). Under a new transition method, entities can elect to not restate comparative periods presented in financial statements in the period of adoption. The FASB also issued new practical expedients that allow lessors to elect not to separate lease and associated non-lease components within a contract if the following conditions are met:

•	The timing and pattern of transfer for the non-lease component and the associated lease component are the same; and

•	The stand-alone lease component would be classified as an operating lease if accounted for separately.

The Company adopted the guidance effective January 1, 2019 and elected the practical expedients and transition relief, which does not require the Company to restate comparative periods. Accordingly, the adoption did not result in any adjustment to the Company’s consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815). ASU 2017-12 is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. Under the guidance, if a cash flow hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income and reclassified to earnings when the hedged item impacts earnings. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. Additional disclosures include cumulative basis adjustments for fair value hedges and the effect of hedging on individual income statement line items. The Company adopted the guidance effective January 1, 2019. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which amends its guidance on the impairment of financial instruments. The standard adds to U.S. GAAP an impairment model, known as the current expected credit loss model, that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes its estimate of lifetime expected credit losses as an allowance for most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, investment in finance leases and off-balance sheet credit exposures. The FASB believes the new accounting standard will result in more timely recognition of losses. The standard is applied on a modified retrospective approach. ASU 2016-13 does not apply to operating lease receivables. The Company adopted the guidance effective January 1, 2020. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

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

ASU 2018-13 is effective for fiscal years (including interim periods) beginning after December 15, 2019, and early adoption is permitted. The Company adopted the guidance effective January 1, 2020. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

3.	SUPPLEMENTAL DISCLOSURE TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended
	2019	2018	2017
	(Dollars in thousands)
Cash paid during the year for:
Interest	$126,659	$126,648	$113,710
Taxes	787	4,163	2,155
Noncash Activities:
Security deposits applied to rent receivables and maintenance payment liability	3,224	1	2,045
Maintenance payment liability applied to rent receivables, maintenance rights, and other liabilities	9,133	25,837	68
Other liabilities applied to security deposits, maintenance payment liability and rent receivables	5,016	5,520	676
Noncash investing activities:
Aircraft improvement	7,143	10,870	192
Noncash activities in connection with purchase of flight equipment	34,925	79,727	3,979
Noncash activities in connection with sale of flight equipment	20,480	2,648	—

4.	INVESTMENT IN FINANCE LEASE

At each of December 31, 2019 and 2018, the Company had one aircraft classified as an investment in finance lease, which had an implicit interest rate of 5%.  During the years ended December 31, 2019, 2018 and 2017, the Company recognized finance lease revenue totaling $0.6 million, $0.7 million and $0.7 million, respectively.

The Company’s net investment in finance lease consisted of the following (dollars in thousands):

	December 31, 2019	December 31, 2018
Total minimum lease payments receivable	$9,600	$11,400
Estimated unguaranteed residual value of leased asset	4,227	4,227
Unearned finance income	(2,188)	(2,805)
Net Investment in Finance Lease	$11,639	$12,822

Presented below are the contracted future minimum rental payments due under the non-cancellable finance lease, as of December 31, 2019.

Year ending December 31,	(Dollars in thousands)
2020	$1,800
2021	1,800
2022	1,800
2023	1,800
2024	1,800
Thereafter	600
Future minimum rental payments under finance lease	$9,600

5.	FLIGHT EQUIPMENT HELD FOR SALE

At December 31, 2019 and 2018, the Company had six aircraft and 12 aircraft classified as flight equipment held for sale, respectively. In addition, as of December 31, 2019, the Company classified two engines as flight equipment held for sale as the result of an aircraft part out. These two engines were sold in January 2020.

During the year ended December 31, 2019, the Company sold 25 aircraft that had been classified as flight equipment held for sale and recognized an aggregate gain on sale of aircraft of $94.4 million. During the year ended December 31, 2018, the Company sold three aircraft that had been classified as flight equipment held for sale and recognized an aggregate gain on sale of aircraft of $7.9 million. During the year ended December 31, 2017, the Company sold one aircraft that had been classified as flight equipment held for sale and recognized a gain on sale of aircraft of $3.9 million.

6.	FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

As of December 31, 2019, the Company had 81 aircraft and seven engines held for operating lease on lease to 39 lessees in 22 countries, and one aircraft off-lease. As of December 31, 2018, the Company had 100 aircraft and seven engines held for operating lease on lease to 43 lessees in 24 countries.

During the year ended December 31, 2019, the Company capitalized $260.3 million of flight equipment purchased. During the year ended December 31, 2018, the Company capitalized $820.9 million of flight equipment purchased.

During the year ended December 31, 2019, the Company sold ten aircraft held for operating lease and recognized an aggregate gain on sale of aircraft of $2.9 million. During the year ended December 31, 2018, the Company sold three aircraft held for operating lease and recognized an aggregate gain on sale of aircraft of $5.5 million. The Company did not sell any aircraft held for operating lease during the year ended December 31, 2017.

The Company did not recognize any aircraft impairment in 2019 or 2018.

In August 2017, Air Berlin commenced insolvency proceedings in Germany and the United States. At that time, the Company had two aircraft on lease to Air Berlin. As a result of these insolvency proceedings, the Company recognized aircraft impairment of $22.0 million related to one of these aircraft.

Flight equipment held for operating lease consists of the following (dollars in thousands):

	December 31, 2019	December 31, 2018
Cost	$3,334,996	$3,900,938
Accumulated depreciation	(614,996)	(672,920)
Flight equipment held for operating lease, net	$2,720,000	$3,228,018

The Company capitalized $16.3 million and $16.4 million of major maintenance for the years ended December 31, 2019 and 2018, respectively.

The classification of the net book value of flight equipment held for operating lease, net and operating lease revenue by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows (dollars in thousands):

	December 31, 2019		December 31, 2018
Europe:
Spain	$161,474	6%	$168,534	5%
United Kingdom	52,212	2%	169,763	5%
Turkey	—	—	22,843	1%
Other	259,176	9%	242,711	8%
Europe — Total	472,862	17%	603,851	19%
Asia and South Pacific:
India	542,312	20%	690,193	21%
Malaysia	406,777	15%	394,441	12%
Philippines	264,814	10%	276,237	9%
Indonesia	220,304	8%	296,390	9%
China	168,703	6%	177,393	5%
Other	113,713	4%	161,330	6%
Asia and South Pacific — Total	1,716,623	63%	1,995,984	62%
Mexico, South and Central America — Total	37,618	1%	58,202	2%
North America:
United States	95,910	4%	126,498	4%
Other	—	—	49,320	1%
North America — Total	95,910	4%	175,818	5%
Middle East and Africa:
Ethiopia	303,057	11%	312,977	10%
Other	51,815	2%	81,186	2%
Middle East and Africa — Total	354,872	13%	394,163	12%
Off-Lease — Total	42,115	2%	—	—
Total flight equipment held for operating lease, net	$2,720,000	100%	$3,228,018	100%

The distribution of operating lease revenue by geographic region for the years ended December 31, 2019, 2018 and 2017 is as follows (dollars in thousands):

	Years ended
	2019		2018		2017
Europe:
Spain	$17,475	4%	$17,267	4%	$11,199	3%
United Kingdom	79,022	17%	31,259	8%	29,182	8%
Turkey	2,041	—	12,114	3%	17,103	5%
Germany	951	—	—	—	26,457	8%
Other	31,197	7%	31,995	8%	29,180	9%
Europe — Total	130,686	28%	92,635	23%	113,121	33%
Asia and South Pacific:
India	103,422	22%	87,492	22%	64,381	18%
Malaysia	55,189	12%	26,748	7%	8,767	3%
Philippines	34,217	7%	35,009	9%	29,825	9%
Indonesia	32,882	7%	32,336	8%	16,308	5%
China	23,320	5%	21,103	5%	22,611	6%
Other	18,550	5%	18,756	4%	10,496	3%
Asia and South Pacific — Total	267,580	58%	221,444	55%	152,388	44%
Mexico, South and Central America — Total	5,425	1%	11,415	3%	17,565	5%
North America:
United States	16,267	4%	20,147	5%	17,647	5%
Other	4,991	1%	6,242	2%	6,237	2%
North America — Total	21,258	5%	26,389	7%	23,884	7%
Middle East and Africa:
Ethiopia	30,019	6%	30,019	8%	30,018	9%
Other	9,431	2%	17,612	4%	9,918	2%
Middle East and Africa — Total	39,450	8%	47,631	12%	39,936	11%
Total Operating Lease Revenue	$464,399	100%	$399,514	100%	$346,894	100%

No customer accounted for 10% or more of total operating lease revenue for the year ended December 31, 2019. In each of the years ended December 31, 2018, and 2017, the Company had one customer (Air India) that accounted for 10% or more of total operating lease revenue.

As of December 31, 2019, the Company had three lessees, which leased a total of four aircraft, on non-accrual status, as the Company had determined that it was not probable that the Company would receive the economic benefits of the leases, principally due to (i) the lessees’ failure to pay rent and overhaul payments and (ii) the Company’s evaluation of the lessees’ payment history. During the year ended December 31, 2019, the Company recognized $13.6 million of operating lease revenue from these lessees. At December 31, 2018, the Company had two lessees, which leased a total of three aircraft, on non-accrual status. During the year ended December 31, 2018, the Company recognized $9.3 million of operating lease revenue from these lessees.

For the years ended December 31, 2019, 2018 and 2017, the Company recognized end of lease income, which is included in operating lease revenue, of $78.8 million, $20.3 million and $17.8 million, respectively. Approximately $52.8 million of end of lease income recognized in 2019 derived from four lessees in the United Kingdom.

As of December 31, 2019 and 2018, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 5.4 years and 5.9 years, respectively.

Leases are entered into with specified lease terms and may provide the lessee with an option to extend the lease term. The Company’s leases do not typically provide for early termination or purchase options.

For the year ended December 31, 2019, the Company recognized $391.1 million of operating lease rental revenue, $71.4 million of which was from leases with variable rates. Variable rates are rents that reset based on changes in LIBOR. Presented below are the contracted future minimum rental payments due under non-cancellable operating leases for flight equipment held for operating lease, as of December 31, 2019. For leases that have floating rental rates, the future minimum rental payments assume that LIBOR as of December 31, 2019 is held constant for the duration of the lease.

Year ending December 31,	(Dollars in thousands)
2020	$321,993
2021	288,459
2022	244,007
2023	201,380
2024	186,707
Thereafter	480,878
Future minimum rental payments under operating leases	$1,723,424

For the years ended December 31, 2019, 2018 and 2017, amortization of lease incentives recorded as a reduction of operating lease revenue totaled $5.6 million, $9.7 million and $7.7 million, respectively. At December 31, 2019, lease incentive amortization for the next five years and thereafter is as follows (dollars in thousands):

Year ending December 31,
2020	$2,573
2021	3,221
2022	2,821
2023	1,614
2024	736
Thereafter	303
Future amortization of lease incentives	$11,268

7.	MAINTENANCE RIGHTS

Changes in maintenance right assets, net of maintenance right liabilities, during the years ended December 31, 2019 and 2018 were as follows (dollars in thousands):

	December 31, 2019	December 31, 2018
Maintenance rights, net beginning balance	$298,207	$131,299
Acquisitions	94,664	189,864
Capitalized to aircraft improvements	(6,739)	(9,240)
Maintenance rights settled with retained maintenance payments	(3,996)	(2,369)
Cash receipts from maintenance rights	(4,637)	(3,013)
Maintenance rights associated with aircraft sold	(86,541)	(8,334)
Maintenance rights, net ending balance	$290,958	$298,207

8.	OTHER ASSETS

The principal components of the Company’s other assets are as follows (dollars in thousands):

	December 31, 2019	December 31, 2018
Portfolio B orderbook value	$100,935	$103,951
Equity certificates	16,048	5,747
Value added tax receivables, net	7,714	6,016
Investment in unconsolidated subsidiary	259	2,908
Other assets	4,421	6,338
Total other assets	$129,377	$124,960

In 2019, the Company purchased $7.4 million, or 6%, and $3.1 million, or 3%, of the equity certificates issued by Horizon II Limited and Horizon III Limited, respectively. In 2018, the Company purchased $5.7 million, or 4%, of equity certificates issued by Horizon I Limited. The Company has entered into seven-year lock-up agreements in connection with the equity certificates.

The Company has a 57.4% interest in Fly-Z/C Aircraft Holdings LP (“Fly-Z/C LP”). Summit Aviation Partners LLC (“Summit”) has a 10.2% interest in the joint venture. A subsidiary of BBAM Limited Partnership (“BBAM LP”) is the general partner of the joint venture. In 2019, the joint venture sold its last aircraft. During the years ended December 31, 2019 and 2018, the Company received cash distributions of $5.4 million and $5.2 million, respectively. During the year ended December 31, 2017, the Company received no distributions.

9.	UNSECURED BORROWINGS

	Balance as of
	December 31, 2019	December 31, 2018
	(Dollars in thousands)
Outstanding principal balance:
2021 Notes	$325,000	$325,000
2024 Notes	300,000	300,000
Total outstanding principal balance	625,000	625,000
Unamortized debt discounts and loan costs	(5,593)	(7,336)
Unsecured borrowings, net	$619,407	$617,664

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

Interest on the 2021 Notes and 2024 Notes is payable semi-annually on April 15 and October 15 of each year. As of each of December 31, 2019 and 2018, accrued interest on unsecured borrowings totaled $7.7 million.

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

The indentures governing the 2021 Notes and the 2024 Notes contain customary events of default with respect to the notes of each series, including (i) default in payment when due and payable of principal or premium, (ii) default for 30 days or more in payment when due of interest, (iii) failure by the Company or any restricted subsidiary for 60 days after receipt of written notice given by the trustee or the holders of at least 25% in aggregate principal amount of the notes of such series then issued and outstanding to comply with any of the other agreements under the indenture, (iv) default in any of the aircraft owning entities in respect of obligations in excess of $50.0 million, which holders of such obligation accelerate or demand repayment of amounts due thereunder, (v) failure by the Company or any significant subsidiary to pay final judgments aggregating in excess of $50.0 million for 60 days after such judgment becomes final, subject to certain non-recourse exceptions, and (vi) certain events of bankruptcy or insolvency with respect to Fly or a significant subsidiary. As of December 31, 2019, the Company was not in default under the indentures governing the 2021 Notes or the 2024 Notes.

10.	SECURED BORROWINGS

The Company’s secured borrowings, net balance as of December 31, 2019 and 2018 are presented below (dollars in thousands):

	Outstanding principal balance as of December 31,		Weighted average interest rate(1) as of December 31,
	2019(2)	2018(2)	2019	2018	Maturity date
Securitization Notes	$—	$85,584	—	3.08%	—
Nord LB Facility	65,290	108,882	3.59%	4.29%	May 2021
Term Loan	385,364	407,768	4.15%	5.17%	August 2025
Magellan Acquisition Limited Facility	278,684	305,226	4.11%	4.18%	December 2025
Fly Acquisition III Facility	—	190,457	—	4.10%	—
Fly Aladdin Acquisition Facility	272,343	467,179	4.85%	4.59%	June 2023
Fly Aladdin Engine Funding Facility	42,339	43,829	4.95%	4.95%	December 2021 – April 2022
Other Aircraft Secured Borrowings	673,463	807,882	4.07%	4.44%	December 2020 – June 2028
Total outstanding principal balance	1,717,483	2,416,807
Unamortized debt discounts and loan costs	(21,958)	(36,938)
Total secured borrowings, net	$1,695,525	$2,379,869

(1)	Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.
(2)	As of December 31, 2019 and 2018, accrued interest on secured borrowings totaled $9.2 million and $10.9 million, respectively.

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

As of December 31, 2019, the Company was not in default under any of its secured borrowings.

Securitization Notes

On March 14, 2019, B&B Air Funding redeemed all remaining aircraft lease-backed Class G-1 notes (the “Securitization Notes”) issued on October 2, 2007 and with an original maturity date of November 14, 2033, in the aggregate principal amount then-outstanding of $63.8 million. In connection with the redemption, the Company expensed approximately $1.9 million of debt extinguishment costs.

Nord LB Facility

As of December 31, 2019, the Company had $65.3 million principal amount outstanding under its non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by three aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits.

Prior to November 14, 2018, the loans bore interest at one-month LIBOR plus a margin of 3.30%. Effective on November 14, 2018, the Company amended the loans under the Nord LB Facility to (i) extend the maturity date from November 14, 2018 to January 14, 2020 and (ii) reduce the margin to 1.85%. Effective on December 16, 2019, the Company amended the remaining loans under the Nord LB Facility to further extend the maturity date to May 14, 2021.

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

Term Loan

As of December 31, 2019, the Company had $385.4 million principal amount outstanding under its senior secured term loan (the “Term Loan”), which was secured by 27 aircraft. Fly has guaranteed all payments under the Term Loan. The final maturity date of the Term Loan is August 9, 2025. Until May 2020, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in whole or in part at par.

Prior to November 22, 2019, the Term Loan bore interest at three-month LIBOR plus a margin of 2.00%. Effective on November 22, 2019, the Company amended the Term Loan to (i) reduce the margin to 1.75% and (ii) extend the maturity date from February 9, 2023 to August 9, 2025. The weighted average interest rate on all outstanding amounts was 4.15% as of December 31, 2019, excluding the amortization of debt discounts and debt issuance costs. The Term Loan requires quarterly principal payments of $5.6 million.

In connection with the amendment completed in November 2019, the Company paid a one-time fee of 0.25% on the then outstanding principal amount to the Term Loan lenders and there was no prepayment penalty associated with this repricing.

On April 28, 2017, the Company had amended the Term Loan to (i) reduce the margin from 2.75% to 2.25%, (ii) eliminate the LIBOR floor of 0.75% and (iii) extend the maturity date from February 2022 to February 2023. The Company had also upsized the Term Loan by $50.0 million. On November 1, 2017, the Company had further amended the Term Loan to reduce the margin to 2.00%. During the year ended December 31, 2017, the Company incurred debt extinguishment costs totaling $3.0 million in connection with these amendments.

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

Magellan Acquisition Limited Facility

As of December 31, 2019, the Company had $278.7 million principal amount outstanding in loans and notes under its term loan facility (“Magellan Acquisition Limited Facility”), which was secured by nine aircraft. Fly has guaranteed all payments under this facility. The Magellan Acquisition Limited Facility has a maturity date of December 8, 2025.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum. The facility requires monthly principal payments of $2.2 million.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain an initial loan-to-value ratio of less than or equal to 75% based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers. A violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility. In addition, upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee.

Upon the sale of an aircraft, the borrower may substitute aircraft into the Magellan Acquisition Limited Facility subject to certain conditions. The substitute aircraft must be equal to or greater than the appraised value of the aircraft being substituted. The borrower must be in compliance with the concentration limits after such substitution.

An event of default under the Magellan Acquisition Limited Facility includes a default in respect of Fly’s recourse obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

 Fly Acquisition III Facility

On October 22, 2019, the Company paid in full the outstanding principal balance under a revolving credit facility (the “Fly Acquisition III Facility”). The availability period under the Fly Acquisition III Facility expired on February 26, 2019. The Company paid commitment fees of 0.50% to 0.75% per annum to the lenders on the undrawn amount of their commitments from February 26, 2016 until February 26, 2019. The facility had a maturity date of February 26, 2022 and all payments were guaranteed by Fly.

The interest rate under the facility was based on one-month LIBOR plus an applicable margin of (i) 2.00%, from February 26, 2016 through February 26, 2019 and (ii) 2.50%, from February 27, 2019 through the repayment date of the facility.

Fly Aladdin Acquisition Facility

As of December 31, 2019, the Company had an aggregate of $272.3 million principal amount outstanding of Series B loans under its term loan facility (the “Fly Aladdin Acquisition Facility”), which were secured by 15 aircraft. Series B loans have a final maturity date of June 15, 2023. During the year ended December 31, 2019, the Company repaid Series A loans in full and a portion of Series B loans and expensed approximately $2.6 million of debt extinguishment costs.

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

The interest rate on Series A loans was based on three-month LIBOR, plus an applicable margin of 1.50% per annum. The interest rate on Series B loans is based on three-month LIBOR, plus an applicable margin of 1.80% per annum. The Company makes scheduled quarterly payments of principal and interest on the loans in accordance with a fixed amortization schedule.

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

The borrowers are required to maintain (i) a debt service coverage ratio of at least 1.15:1.00, (ii) a loan-to-value ratio equal to 71% and (iii) that 85% of aircraft financed under the facility (a) are on lease, (b) have been subject to a lease in the previous six months or (c) are subject to a letter of intent for a re-lease or sale. The tests in (ii) and (iii) are based on the average of the most recent half-life adjusted current market value of all aircraft financed under the facility, as determined by three independent appraisers on a semi-annual basis. Upon the occurrence of (i) a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, (ii) an event of default that is continuing under the Fly Aladdin Acquisition Facility, or (iii) a default under any mortgage, indenture or instrument under which there is issued, or which secures or evidences, any recourse indebtedness of the Company in an aggregate principal amount exceeding $50.0 million, Fly will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Upon the occurrence of a breach, on any payment date, of the loan-to-value ratio or the utilization test described above, and certain other events, all cash collected will be applied to repay the outstanding principal balance of the Series B loans until such breach is cured.

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

Fly Aladdin Engine Funding Facility

As of December 31, 2019, the Company had $42.3 million principal amount outstanding under a term loan facility (the “Fly Aladdin Engine Funding Facility”), which was secured by seven engines. Fly has guaranteed all payments under this facility. The loans have maturity dates ranging from December 31, 2021 to April 30, 2022.

In October 2018, the Company drew down $43.9 million under the Fly Aladdin Engine Funding Facility and paid up-front fees of approximately $0.4 million.

The interest rates for the borrowings range from 4.94% to 4.96% per annum, per engine. The Company is required to make scheduled monthly payments of principal and interest in accordance with an amortization schedule.

The loans are secured by the engines and related leases and the Company’s equity and beneficial interests in the engine owning entities. The Fly Aladdin Engine Funding Facility contains customary covenants, including various reporting requirements. A violation of any of these covenants could result in a default under the Fly Aladdin Engine Funding Facility.

Other Aircraft Secured Borrowings

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of December 31, 2019, the Company had $673.5 million principal amount outstanding of other aircraft secured borrowings, which were secured by 14 aircraft. Of this amount, $372.1 million was recourse to Fly.

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

Future Minimum Principal Payments on Secured Borrowings

During the year ended December 31, 2019, the Company made scheduled principal payments of $179.7 million on its secured borrowings. The anticipated future minimum principal payments due for its secured borrowings are as follows (dollars in thousands):

Year ending December 31,
2020	$172,684
2021	241,435
2022	169,409
2023	408,302
2024	113,733
Thereafter	611,920
Future minimum principal payments due	$1,717,483

11.	DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on borrowings associated with aircraft with fixed rate rentals. As of December 31, 2019, the Company had $1.1 billion of floating rate debt associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on either the one-month or three-month LIBOR applied to the notional amounts over the life of the contracts. As of December 31, 2019 and 2018, the Company had interest rate swap contracts with notional amounts aggregating $0.8 billion and $1.1 billion, respectively. The unrealized fair value gain on the interest rate swap contracts, reflected as derivative assets, was $3.2 million as of December 31, 2018. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $27.9 million and $8.6 million as of December 31, 2019 and 2018, respectively.

To mitigate its exposure to foreign currency exchange fluctuations, the Company entered into a cross currency swap contract in 2018 in conjunction with a lease in which a portion of the lease rental is denominated in Euros. Pursuant to such cross currency swap, the Company receives U.S. dollars based on a fixed conversion rate through the maturity date of the swap contract. Over the remaining life of the cross currency swap contract, the Company expects to receive $58.6 million in U.S. dollars. The unrealized fair value gain, reflected as a derivative asset, was $4.8 million and $2.7 million as of December 31, 2019 and 2018, respectively.

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

Effective January 1, 2019, the Company adopted ASU 2017-12, Derivatives and Hedging (Topic 815), which is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. Under the guidance, if a cash flow hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income and reclassified to earnings when the hedged item impacts earnings. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. Additional disclosures include cumulative basis adjustments for fair value hedges and the effect of hedging on individual income statement line items. As a result of the adoption, the Company reclassified $0.2 million of prior year losses into accumulated other comprehensive loss, net.

During the year ended December 31, 2019, the Company recorded $3.1 million of interest expense in the consolidated statements of income from its interest rate swap contracts. The Company also recognized $1.4 million of rental revenue, included in operating lease revenue in the consolidated statements of income, under its cross currency swap contract during the year ended December 31, 2019.

During the year ended December 31, 2018, the Company recorded $5.9 million of interest expense in the consolidated statements of income from its interest rate swap contracts. The Company also recognized $0.8 million of rental revenue, included in operating lease revenue in the consolidated statements of income, under its cross currency swap contract during the year ended December 31, 2018.

During the year ended December 31, 2017, the Company recorded $5.3 million of interest expense in the consolidated statements of income from its interest rate swap contracts.

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

As of December 31, 2019, the Company had the following designated derivative instrument classified as derivative asset on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Contracted Fixed Conversion Rate to U.S. Dollar	Total Contracted USD to be Received	Credit Risk Adjusted Fair Value	Gain Recognized in Accumulated Comprehensive Loss
Cross currency swap contract	1	11/26/25	1 EURO to $1.3068	$58,592	$4,805	$4,204
Accrued rent				—	19	—
Total - designated derivative asset	1			$58,592	$4,824	$4,204

As of December 31, 2019, the Company had the following designated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Loss Recognized in Accumulated Comprehensive Loss
Interest rate swap contracts	30	2/9/23-12/8/25	2.28%-3.13%	$792,636	$(26,559)	$(22,615)
Accrued interest				—	(932)	—
Total – designated derivative liabilities	30			$792,636	$(27,491)	$(22,615)

Dedesignated Derivatives

Certain of the Company’s interest rate swap contracts no longer qualify for hedge accounting and have been dedesignated. As of December 31, 2019, the Company had the following dedesignated and undesignated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value
Interest rate swap contracts	3	6/15/23	2.66%-2.68%	$12,259	$(434)
Accrued interest				—	(18)
Total – dedesignated derivative liabilities	3			$12,259	$(452)

At December 31, 2019, the Company had an accumulated other comprehensive loss, net of tax, of $0.4 million, which will be amortized over the remaining term of the interest rate swap contracts. During the year ended December 31, 2019, the Company amortized $0.5 million from accumulated other comprehensive loss, net of tax, into interest expense.

At December 31, 2018, the Company had an accumulated other comprehensive loss, net of tax, of $0.5 million, which will be amortized over the remaining term of the interest rate swap contracts due to dedesignation of interest rate swaps. During the year ended December 31, 2018, the Company amortized $4.1 million from accumulated other comprehensive loss, net of tax, into interest expense.

At December 31, 2017, the Company had an accumulated other comprehensive loss, net of tax, of $4.3 million, which will be amortized over the remaining term of the interest rate swap contracts. During the year ended December 31, 2017, the Company amortized $1.4 million from accumulated other comprehensive loss, net of tax, into interest expense.

During the year ended December 31, 2019, one interest rate swap contract matured and 16 other interest rate swap contracts were terminated. Also during the year ended December 31, 2019, the Company reclassified $2.4 million of accumulated comprehensive loss, net of tax, to loss on derivative instruments.

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

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia and Malta that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Historically, most of the Company’s operating income has been trading income in Ireland.

Income tax expense (benefit) by jurisdiction is shown below (dollars in thousands):

	Years ended
	2019	2018	2017
Current tax expense (benefit):
Ireland	$—	$—	$—
Luxembourg	55	44	195
Australia	—	(138)	4,062
Other	23	50	43
Current tax expense (benefit) — total	78	(44)	4,300
Deferred tax expense (benefit):
Ireland	21,359	9,865	8,710
Australia	(910)	105	(1,743)
Other	—	—	65
Deferred tax expense (benefit) — total	20,449	9,970	7,032
Total income tax expense (benefit)	$20,527	$9,926	$11,332

The Company had no unrecognized tax benefits as of December 31, 2019 and 2018. The principal components of the Company’s net deferred tax asset (liability) were as follows (dollars in thousands):

	December 31, 2019	December 31, 2018
Deferred tax asset:
Net operating loss carry forwards	$142,685	$177,663
Net unrealized losses on derivative instruments	3,794	773
Basis difference on acquisition of GAAM Australian assets	6,575	6,619
Other	124	168
Valuation allowance	(33,929)	(37,429)
Total deferred tax asset	119,249	147,794
Deferred tax liability:
Excess of tax depreciation over book depreciation	(165,343)	(171,725)
Miscellaneous book/tax differences	(166)	(112)
Net earnings of non-European Union member subsidiaries	—	(3,654)
Withholding tax on Australian unrepatriated earnings	—	(2,054)
Total deferred tax liability	(165,509)	(177,545)
Deferred tax liability, net	$(46,260)	$(29,751)

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

At December 31, 2019 and 2018, the Company had a valuation allowance of $33.9 million and $37.4 million, respectively. For the years ended December 31, 2019 and 2018, the Company recorded net valuation allowance reversals of $3.4 million and $1.3 million, respectively. For the year ended December 31, 2017, the Company recorded a net valuation allowance provision of $8.4 million.

For the years ended December 31, 2019, 2018 and 2017, the effective tax rate was 8.3%, 10.4% and 81.3%, respectively. The effective tax rate in any period is impacted by the source and amount of income earned and expenses incurred in different tax jurisdictions and valuation allowances the Company has recorded. The table below is a reconciliation of the Irish statutory corporation tax rate of 12.5% on trading income to the Company’s recorded income tax expense or benefit:

	Years ended
	2019	2018	2017
Irish statutory corporate tax rate on trading income	12.5%	12.5%	12.5%
Valuation allowances	(1.4)%	(1.4)%	59.9%
Tax impact of repurchased and resold Notes	(0.1)%	0.1%	(0.8)%
Foreign tax rate differentials	(0.4)%	(2.8)%	(18.4)%
True-up of prior year tax provision	(0.1)%	—	2.2%
Non-deductible interest expense, transaction fees and expenses	0.5%	1.8%	12.2%
Deductible interest paid in the period	(2.7)%	—	—
Unrealized foreign exchange loss on re-valuation of deferred tax balances	—	0.1%	0.5%
Withholding tax	—	—	13.3%
Other	—	0.1%	(0.1)%
Effective tax rate	8.3%	10.4%	81.3%

In 2018, the Company had a deferred tax liability of $2.1 million in connection with unrepatriated earnings from Australia, which the Company reduced by $0.9 million in 2019. In 2019, the Company recorded a benefit of $6.7 million, which it intends to utilize as group relief to offset taxable income.

Under Irish tax legislation, Irish Revenue (“Revenue”) is entitled to make enquiries and/or raise an assessment of any corporation tax return submitted up to a period of four years from the end of the year in which the return is submitted. As such, Revenue is entitled to make enquiries and/or raise an assessment in respect of the corporation tax returns submitted by the Company’s Irish subsidiaries for each of the years ended December 31, 2015 to 2019.

Fly was notified by Revenue in November 2019 that a VAT audit for the period March 1, 2017 to June 30, 2018 will be conducted. Fly has not recorded any uncertain tax position liability or loss contingency related to this matter based on its position that Fly is able to reclaim any VAT that it is required to pay.

In February 2018, Revenue issued a Value Added Tax (“VAT”) assessment to Fly for the period from January 1, 2014 to December 31, 2016 in the amount of 6.1 million Euros, representing a portion of the VAT refunded to Fly during that time period. Fly has had an ongoing dialogue with Revenue since January 2017, and in March 2018, Fly appealed the assessment and the case is currently progressing through the Tax Appeals Commission process. Fly has not recorded any liability related to this assessment based on the facts and circumstances, and as also supported by a relevant tax court case, the positions taken in Fly’s VAT returns are probable to be sustained upon ultimate resolution of this matter.

13.	OTHER LIABILITIES

The following table describes the principal components of the Company’s other liabilities (dollars in thousands):

	December 31, 2019	December 31, 2018
Current tax payable	$308	$50
Lease discount	24,965	25,539
Lease incentive obligation	15,634	14,020
Deferred rent	15,715	15,067
Refundable deposits	3,210	3,420
Other	16,929	22,306
Total other liabilities	$76,761	$80,402

14.	SHARE-BASED COMPENSATION

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

Grant Activity

Since June 30, 2015, all SARs and RSUs granted under the 2010 Plan have vested.

A summary of the Company’s SAR activity for the years ended December 31, 2019, 2018 and 2017 are presented as follows:

	Number of shares	Weighted average exercised price	Weighted average remaining contractual life (in years)
Outstanding and vested at January 1, 2017	821,117	$12.74	4.1
SARs exercised	24,137	12.73
Outstanding at December 31, 2017	796,980	$12.74	3.1
SARs exercised	—	—
Outstanding at December 31, 2018	796,980	$12.74	2.1
SARs exercised	782,955	12.73
Outstanding and exercisable at December 31, 2019	14,025	12.95	1.6

15.	SHAREHOLDERS’ EQUITY

Share Repurchases

In November 2018, the Company’s board of directors approved a $50.0 million share repurchase program expiring in December 2019. In August 2019, the Company’s board of directors approved a new $50.0 million share repurchase program to replace its then existing program, expiring in September 2020. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. As of December 31, 2019, there was $50.0 million remaining under the current authorization.

During the year ended December 31, 2019, the Company repurchased 2,010,437 shares at an average price of $16.29 per share, or $32.8 million, before commissions and fees. During the year ended December 31, 2018, the Company did not repurchase any shares. During the year ended December 31, 2017, the Company repurchased 4,274,569 shares at an average price of $13.35 per share, or $57.1 million, before commissions and fees.

Dividends

No dividends were declared or paid during the years ended December 31, 2019, 2018 or 2017.

Share Issuances

During the years ended December 31, 2019 and 2017, the Company issued 258,828 shares and 1,481 shares, respectively, in connection with SARs that were exercised. No shares were issued during the year ended December 31, 2018.

In connection with the AirAsia transactions (see Note 17), on July 13, 2018, the Company issued and sold a total of 1,333,334 common shares in the form of ADSs, at a purchase price of $15.00 per share, to Meridian Aviation Partners Limited and certain other affiliates of Onex Corporation (collectively, “Onex”) and members of the management team of BBAM LP in private placement transactions, for aggregate proceeds of $20.0 million. In addition, on August 30, 2018, the Company issued 3,333,333 common shares in the form of ADSs, valued at $15.00 per share, to AirAsia, as partial consideration in the AirAsia transactions. The Fly common shares issued to AirAsia are subject to lock-up restrictions until at least 2021, as well as voting and standstill undertakings until AirAsia and its affiliates own less than 10% of Fly’s outstanding shares. The Company registered the common shares issued to  AirAsia for resale with the Securities and Exchange Commission.

16.	EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method, in which dividends attributable to SARs, if any, are deducted from net income in determining net income attributable to common shareholders (dollars in thousands, except per share data):

	Years ended
	2019	2018	2017
Numerator
Net income attributable to common shareholders	$225,877	$85,723	$2,598
Denominator
Weighted average shares outstanding-Basic	31,607,781	29,744,083	30,307,357
Dilutive common equivalent shares:
SARs	107,688	39,821	46,068
Weighted average shares outstanding-Diluted	31,715,469	29,783,904	30,353,425
Earnings per share:
Basic
Distributed earnings	$—	$—	$—
Undistributed income	$7.15	$2.88	$0.09
Basic earnings per share	$7.15	$2.88	$0.09
Diluted
Distributed earnings	$—	$—	$—
Undistributed income	$7.12	$2.88	$0.09
Diluted earnings per share	$7.12	$2.88	$0.09

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

SARs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 14). Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested SARs during the period.

17.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

On February 28, 2018, the Company agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia Group Berhad (“AirAsia”) and its affiliated airlines as the aircraft deliver from the manufacturer (“Portfolio B”). The first of these aircraft was delivered in the fourth quarter of 2019. The Company also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease, delivering from the manufacturer (“Portfolio C”). The Company did not exercise its options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, the Company exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. The Company has options remaining to purchase up to nine Portfolio C aircraft delivering between 2021 and 2025.

On October 31, 2019, the Company agreed to sell six aircraft to Horizon Aircraft Finance III Limited and Horizon Aircraft Finance III LLC (together, “Horizon III”) for an aggregate base purchase price of $150.5 million, subject to adjustment based on rents and maintenance reserves in respect of the aircraft (the “Horizon III Transaction”). The Company classified these aircraft as flight equipment held for sale as of October 31, 2019. The Company sold one of these aircraft in December 2019 and two aircraft subsequent to year end. The remaining three aircraft are expected to be sold in the first quarter of 2020. The Company also purchased $3.1 million, or 3%, of the equity certificates issued by Horizon III Limited in connection with the Horizon III Transaction, which are subject to a seven-year lock-up agreement. The investment initially will be accounted for at cost and changes in fair value will be recognized into income.

In 2019, the Company also agreed to sell two engines as the result of an aircraft part out and one other aircraft. These flight equipment were sold in January 2020.

18.	RELATED PARTY TRANSACTIONS

With respect to aircraft financed by the Securitization Notes, BBAM was entitled to receive (i) a rent fee equal to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month and (ii) a sales fee of 1.5% of the aggregate gross proceeds in respect of any aircraft sold. BBAM was also entitled to an administrative agency fee from B&B Air Funding of $20,000 per month, subject to an annual CPI adjustment. In connection with the redemption of the Securitization Notes in March 2019, these obligations were terminated.

BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per aircraft per month. Under the Term Loan, the Magellan Acquisition Limited Facility and the Fly Aladdin Acquisition Facility, BBAM is also entitled to an administrative fee of $10,000 per month. Under the Fly Acquisition III Facility, BBAM was also entitled to an administrative fee of $10,000 per month. In connection with the repayment of the Fly Acquisition III Facility in October 2019, the servicing agreement was terminated. Under the Fly Aladdin Engine Funding Facility, BBAM is entitled to receive a servicing fee equal to 3.5% of monthly rents actually collected and an administrative fee equal to $1,000 per month.

For the years ended December 31, 2019, 2018 and 2017, BBAM received servicing and administrative fees totaling $15.4 million, $15.8 million and $13.1 million, respectively.

BBAM also is entitled to receive an acquisition fee of 1.5% of the gross acquisition cost for any aviation asset purchased by the Company, and a disposition fee of 1.5% of the gross proceeds for any aviation asset sold by the Company. During the years ended December 31, 2019, 2018 and 2017, the Company incurred $5.0 million, $16.1 million and $6.8 million of origination fees, respectively, payable to BBAM. During the years ended December 31, 2019, 2018 and 2017, the Company incurred disposition fees of $15.4 million, $3.1 million and $0.3 million, respectively, payable to BBAM.

In addition, Fly pays an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee is also subject to an annual CPI adjustment applicable to the prior calendar year. For the years ended December 31, 2019, 2018 and 2017, the Company incurred Management Expenses of $9.6 million, $7.3 million and $6.3 million, respectively.

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

The Company’s minimum long-term contractual obligations with BBAM LP as of December 31, 2019, excluding rent fees, consisted of the following (dollars in thousands):

	2020	2021	2022	2023	2024	Thereafter	Total
Fixed administrative agency fee payments due by B&B Air Funding(1)	$51	$36	$34	$24	$14	$84	$243
Fixed administrative services fee due under the Term Loan(2)	384	337	236	173	149	100	1,379
Fixed administrative services fee due under the Magellan Acquisition Limited Facility(2)	204	204	203	192	192	386	1,381
Fixed administrative services fee due under Fly Acquisition III Facility(2)	48	48	48	44	36	84	308
Fixed administrative services fee due under Fly Aladdin Acquisition Facility(2)	288	278	254	140	78	92	1,130
Fixed administrative services fee due under Fly Aladdin Engine Funding Facility(2)	12	12	12	10	—	—	46
Fixed administrative agency fee payments due by other subsidiaries(2)	336	284	250	212	192	586	1,860
Fixed payments for Management Expenses(1) (3)	7,840	7,840	7,840	7,840	7,840	43,121	82,321
Acquisition fees related to Portfolio B in the AirAsia transactions(4)	5,273	8,568	1,485	—	—	—	15,326
Disposition fees on flight equipment held for sale	2,768	—	—	—	—	—	2,768
Total	$17,204	$17,607	$10,362	$8,635	$8,501	$44,453	$106,762

(1)	Assumes Consumer Price Index (“CPI”) rates in effect as of December 31, 2019 remain constant in future periods.
(2)	Assumes number of aircraft and engines at December 31, 2019 remain constant in future periods.
(3)	Assumes automatic extension for one additional term of five years to June 30, 2030. Also assumes net book values of aircraft and engines at December 31, 2019 remains constant in future periods.
(4)	Based on number of aircraft expected to be purchased.

19.	FAIR VALUE MEASUREMENTS

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

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment and use Level 3 inputs which include assumptions as to future cash flows associated with the use of an aircraft and eventual disposition of such aircraft. The Company will record an impairment charge if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. For the year ended December 31, 2017, the Company wrote down aircraft to their net realizable value and recognized a charge of $22.0 million (See Note 6). The Company did not record any impairment during the years ended December 31, 2019 and 2018.

The carrying amounts and fair values of certain of the Company’s debt instruments are as follows (dollars in thousands):

	As of December 31, 2019		As of December 31, 2018
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
Securitization Notes	$—	$—	$85,584	$80,770
Term Loan	385,364	385,364	407,768	396,554
2021 Notes	325,000	331,207	325,000	329,875
2024 Notes	300,000	314,070	300,000	279,390

The Company’s principal amount outstanding on its remaining debt instruments approximates fair value at December 31, 2019 and 2018.

As of December 31, 2019 and 2018, the categorized assets and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows (dollars in thousands):

	Level 1	Level 2	Level 3	Total
December 31, 2019:
Derivative assets	—	$4,824	—	$4,824
Derivative liabilities	—	27,943	—	27,943
Investment in equity certificates	—	16,048	—	16,048
December 31, 2018:
Derivative assets	—	$5,929	—	$5,929
Derivative liabilities	—	8,558	—	8,558
Investment in equity certificates	—	5,747	—	5,747

20.	UNAUDITED QUARTERLY CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited quarterly financial information for each of the quarters in the years ended December 31, 2019 and 2018 is presented below (dollars in thousands, except per share data):

	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Total revenues	$134,703	$147,033	$139,034	$154,254
Net income	$44,965	$54,050	$51,704	$75,158
Earnings per share — Basic	$1.38	$1.69	$1.67	$2.43
Earnings per share — Diluted	$1.38	$1.68	$1.67	$2.43

	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Total revenues	$88,755	$102,673	$104,566	$122,305
Net income	$9,630	$24,344	$20,740	$31,009
Earnings per share — Basic	$0.34	$0.87	$0.68	$0.95
Earnings per share — Diluted	$0.34	$0.87	$0.68	$0.95

21.	SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the Company purchased one aircraft.

Subsequent to December 31, 2019, the Company sold two engines as the result of an aircraft part out and three aircraft.

Subsequent to December 31, 2019, the Company repurchased 114,354 shares at an average price of $16.85 per share, or $1.9 million.

Schedule I — Condensed financial information of parent

Fly Leasing Limited
Condensed Balance Sheets

AS OF DECEMBER 31, 2019 AND 2018
(Dollars in thousands)

	December 31,
	2019	2018
Assets
Cash and cash equivalents	$229,431	$43,233
Notes receivable from subsidiaries	440,801	466,729
Investments in subsidiaries	1,197,465	1,019,048
Deferred tax asset, net	145	—
Other assets, net	19,553	11,019
Total assets	$1,887,395	$1,540,029
Liabilities
Payable to related parties	$823	$729
Payable to subsidiaries	256,473	202,298
Unsecured borrowings, net	734,053	617,664
Deferred tax liability, net	—	3,066
Accrued and other liabilities	17,769	14,162
Total liabilities	1,009,118	837,919
Shareholders’ equity	878,277	702,110
Total liabilities and shareholders’ equity	$1,887,395	$1,540,029

These condensed financial statements should be read in conjunction with the notes to consolidated financial statements.

Fly Leasing Limited
Condensed Statements of Income

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Dollars in thousands, except per share data)

	Years ended
	2019	2018	2017
Revenues
Equity earnings from subsidiaries	$219,720	$90,175	$35,208
Equity earnings (loss) from unconsolidated subsidiary	2,717	(54)	496
Intercompany management fee income	16,452	16,844	12,124
Intercompany interest income	33,290	25,740	34,068
Interest and other income	6,066	1,072	809
Total revenues	278,245	133,777	82,705
Expense
Interest expense	38,211	38,211	45,970
Selling, general and administrative	14,102	12,314	12,630
Ineffective, dedesignated and terminated derivatives	—	(1,798)	—
Loss on modification and extinguishment of debt	—	—	19,655
Total expenses	52,313	48,727	78,255
Net income before provision for income taxes	225,932	85,050	4,450
Provision (benefit) for income taxes	55	(673)	1,852
Net income	$225,877	$85,723	$2,598
Weighted average number of shares:
Basic	31,607,781	29,744,083	30,307,357
Diluted	31,715,469	29,783,904	30,353,425
Earnings per share:
Basic	$7.15	$2.88	$0.09
Diluted	$7.12	$2.88	$0.09

These condensed financial statements should be read in conjunction with the notes to consolidated financial statements.

Schedule I — Condensed financial information of parent

Fly Leasing Limited
Condensed Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Dollars in thousands)

	Years ended
	2019	2018	2017
Cash Flows from Operating Activities
Net income	$225,877	$85,723	$2,598
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity earnings from subsidiaries	(219,720)	(90,175)	(35,208)
Equity (earnings) loss from unconsolidated subsidiary	(2,717)	54	(496)
Deferred income taxes	(3,793)	(673)	1,852
Amortization of debt discount and other	1,742	1,742	1,931
Loss on modification and extinguishment of debt	—	—	19,655
Distributions from unconsolidated subsidiary	2,727	2,131	—
Changes in operating assets and liabilities:
Receivable from subsidiaries	240,470	(104,303)	6,144
Other assets	(2,305)	(709)	(1,121)
Payable to related parties	94	506	(683)
Accrued and other liabilities	3,605	(477)	(9,478)
Net cash flows used in operating activities	245,980	(106,181)	(14,806)
Cash Flows from Investing Activities
Capital contributions to subsidiaries	(46,601)	(8,986)	—
Distributions received from subsidiaries	—	25,792	—
Distributions received from unconsolidated subsidiary	2,639	3,103	—
Advances of notes receivable to subsidiaries	(271,084)	(265,311)	(48,335)
Repayment of notes receivable from subsidiaries	297,013	223,925	144,718
Investment income from equity certificates	1,603	—	—
Investment in equity certificates	(10,481)	(5,747)	—
Net cash flows (used in) provided by investing activities	(26,911)	(27,224)	96,383
Cash Flows from Financing Activities
Proceeds from issuance of unsecured borrowings	—	—	295,150
Repayment of unsecured borrowings	—	—	(375,000)
Debt modification and extinguishment costs	—	—	(16,287)
Debt issuance costs	—	—	(917)
Shares issued	—	19,624	—
Shares repurchased	(32,871)	—	(57,286)
Net cash flows (used in) provided by financing activities	(32,871)	19,624	(154,340)
Net increase (decrease) in cash and cash equivalents	186,198	(113,781)	(72,763)
Cash and cash equivalents at beginning of year	43,233	157,014	229,777
Cash and cash equivalents at end of year	$229,431	$43,233	$157,014
Supplemental Disclosure:
Cash paid during the year for:
Interest	$36,469	$36,425	$41,883
Taxes	—	—	—

Noncash Activities:
Noncash investing activities:
Capital contribution to subsidiaries	142,246	7	109,391
Distributions from subsidiaries	213,312	3,386	76,451
Intercompany sale of subsidiaries	—	39,605	—

These condensed financial statements should be read in conjunction with the notes to consolidated financial statements.

ITEM 19.	EXHIBITS

We have filed the following documents as exhibits to this Annual Report.

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association (1)

1.2	Amended and Restated Bye-Laws of Fly Leasing Ltd. (2)

2.1	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited. (1)

2.2	Description of Securities Registered under Section 12 of the Exchange Act.

4.1	Form of Director Service Agreement between Babcock & Brown Air Limited and each director thereof. (1)

4.2	Fly Leasing Limited Omnibus Incentive Plan. (3)

4.3	Form of Stock Appreciation Right Award Agreement. (3)

4.4	Form of Restricted Stock Unit Award Agreement. (3)

4.5	Form of Loan Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. (4)

4.6	Form of Servicing Agreement among BBAM US LP, BBAM Aviation Services Limited and each company thereof. (13)

Exhibit Number	Description of Exhibit
4.7	Amended and Restated Fly Leasing Limited Management Agreement dated as of December 28, 2012, between Fly Leasing Limited and Fly Leasing Management Co. Limited. (7)

4.8	Amended and Restated Servicing Agreement dated as of January 24, 2013, by and among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited. (7)

4.9	Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, National Association. (6)

4.10	First Supplemental Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, Nation Association. (6)

4.11	Second Supplemental Indenture dated as of October 3, 2014, between Fly Leasing Limited and Wells Fargo Bank, National Association. (8)

4.12	First Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated June 19, 2015, between Fly Leasing Limited and Fly Leasing Management Co. Limited. (10)

4.13	Second Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated July 27, 2016, between Fly Leasing Limited and Fly Leasing Management Co. Limited. (12)

4.14	Third Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of February 1, 2017, between Fly Leasing Limited and Fly Leasing Management Co. Limited. (13)

4.15	Third Supplemental Indenture dated as of October 16, 2017, between Fly Leasing Limited and Wells Fargo Bank, National Association. (15)

Exhibit Number	Description of Exhibit
4.16	Servicing Agreement dated as of December 8, 2017, among BBAM US LP, BBAM Aviation Services Limited and Magellan Acquisition Limited. (17)

4.17	Guaranty [Fly 2017A Term Loan] dated December 8, 2017 by Fly Leasing Limited. (17)

4.18	Share Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited, Fly Leasing Limited and AirAsia Berhad. (18)

4.19	Aircraft Sale and Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad. (18)

4.20
Aircraft Sale and Purchase Option Agreement, dated April 26, 2018, but having effect between the parties as of February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad. (18)

4.21
Amended and Restated Purchase Commitment Letter (Portfolio C Aircraft and Portfolio D Aircraft), dated May 3, 2018, but having effect between the parties as of February 28, 2018, between Fly Leasing Limited and Nomura Babcock & Brown Co., Ltd. (18)

4.22
Amended and Restated Delivery Side Letter (Portfolio C and Portfolio D), dated May 3, 2018, but having effect between the parties as of February 28, 2018, between Fly Leasing Limited and Incline B Aviation Limited Partnership. (18)

4.23	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Meridian Aviation Partners Limited. (19)

4.24	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Summit Aviation Holdings LLC. (19)

4.25	Registration Rights Agreement, dated July 18, 2018, among Fly Leasing Limited and shareholders named therein. (19)

4.26	Subscription Agreement, dated July 18, 2018, among Fly Leasing Limited, AirAsia Group Berhad and AirAsia Berhad. (19)

4.27	Registration Rights Agreement, dated July 18, 2018, between Fly Leasing Limited and AirAsia Group Berhad. (19)

4.28	Fly SPA Amendment Agreement (No. 1) dated July 11, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad. (19)

Exhibit Number	Description of Exhibit
4.29	Fly SPA Amendment Agreement (No. 2) dated July 18, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad. (19)

4.30
Servicing Agreement dated June 15, 2018, among BBAM Aviation Services Limited, BBAM US LP, Fly Aladdin Funding Limited, Fly Aladdin MaltaCo Limited and each Borrower Group Company that becomes a party thereto. (19)

4.31	Purchase Agreement dated November 30, 2018 among the sellers identified therein, Horizon Aircraft Finance I Limited, Horizon Aircraft Finance I LLC and the other purchasers identified therein. (20)

4.32	Purchase Agreement dated July 2, 2019 among the sellers identified therein, Horizon Aircraft Finance II Limited, Horizon Aircraft Finance II LLC and the other purchasers identified therein. (21)

4.33	Purchase Agreement dated October 31, 2019 among the sellers identified therein, Horizon Aircraft Finance III Limited, Horizon Aircraft Finance III LLC and the other purchasers identified therein. (22)

4.34
Aircraft Mortgage and Security Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, The Initial Intermediate Lessees, The Initial Lessor Subsidiaries, The Additional Grantors Referred to Therein and Wells Fargo Bank Northwest, National Association. (5)

4.35
Amended and Restated Term Loan Credit Agreement dated as of November 21, 2013 among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, each other Guarantor Party referred to therein, the Lenders identified therein, Citibank, N.A., and Well Fargo Bank Northwest, National Association. (9)

4.36
Amendment to Credit Agreement, dated as of April 22, 2015, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (10)

4.37
Second Amendment to Credit Agreement, dated as of October 19, 2016, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (11)

4.38
Third Amendment to Credit Agreement, dated as of April 28, 2017, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (14)

Exhibit Number	Description of Exhibit
4.39
Fourth Amendment to Credit Agreement, dated as of November 1, 2017, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (16)

4.40
Facility Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (17)

4.41
Note Purchase Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Purchasers party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (17)

4.42
Credit Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Banks party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (17)

4.43	Security Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Grantors thereto, and Wells Fargo Bank, National Association, as Security Trustee. (17)

4.44
Senior Secured Credit Agreement dated June 15, 2018, among Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta, the lenders party thereto, Wilmington Trust (London) Limited, as Security Trustee and BNP Paribas, as Administrative Agent. (19)

4.45	Borrower Parent Security Agreement dated June 15, 2018, between Fly Aladdin Holdings Limited, as Grantor and Wilmington Trust (London) Limited, as Security Trustee. (19)

4.46
Co-Borrower Security Agreement dated June 15, 2018, between Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta and Wilmington Trust (London) Limited, as Security Trustee. (19)

4.47	Deed of Limited Guaranty dated June 15, 2018, by Fly Leasing Limited. (19)

4.48	Form of Loan Amendment Letter Agreement (2018) among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. (20)

Exhibit Number	Description of Exhibit
4.49	Amendment to Senior Secured Credit Agreement dated July 19, 2018, among Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta, the lenders, Wilmington Trust (London) Limited, as Security Trustee and BNP Paribas, as Administrative Agent. (19)

4.50
Fifth Amendment to Credit Agreement dated as of November 22, 2019, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Trust Company, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (23)

4.51	Form of Loan Amendment Letter Agreement (2019) among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof.

8.1	List of the Company’s subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Deloitte & Touche LLP.

101
The following materials from the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2019 and 2018, (ii) Consolidated Statements of Income for the years ended December 31, 2019, 2018 and 2017, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2019, 2018 and 2017, (iv) Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2017, 2018 and 2019, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017, and (vi) Notes to Consolidated Financial Statements for the year ended December 31, 2019.

(1)	Previously filed with the Registration Statement on Form F-1, File No. 333-145994.

(2)	Previously filed as an exhibit on Form 6-K dated June 30, 2010.

(3)	Previously filed as an exhibit on Form 6-K dated May 7, 2010.

(4)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2011.

(5)	Previously filed as an exhibit on Form 6-K dated November 13, 2012.

(6)	Previously filed as an exhibit on Form 6-K dated December 11, 2013.

(7)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2012.

(8)	Previously filed as an exhibit on Form 6-K dated October 3, 2014.

(9)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2013.

(10)	Previously filed as an exhibit on Form 6-K dated August 5, 2015.

(11)	Previously filed as an exhibit on Form 6-K dated October 20, 2016.

(12)	Previously filed as an exhibit on Form 6-K dated November 17, 2016.

(13)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2016.

(14)	Previously filed as an exhibit on Form 6-K dated May 1, 2017.

(15)	Previously filed as an exhibit on Form 6-K dated October 16, 2017.

(16)	Previously filed as an exhibit on Form 6-K dated November 1, 2017.

(17)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2017.

(18)	Previously filed as an exhibit on Form 6-K dated May 8, 2018.

(19)	Previously filed as an exhibit on Form 6-K dated August 24, 2018.

(20)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2018.

(21)	Previously filed as an exhibit on Form 6-K dated August 23, 2019.

(22)	Previously filed as an exhibit on Form 6-K dated November 12, 2019.

(23)	Previously filed as an exhibit on Form 6-K dated November 25, 2019.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fly Leasing Limited

By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

Dated: February 28, 2020