Form 20-F
period 2020-12-31
Fly Leasing Ltd
filed 2021-03-01
CIK 1407298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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

30,481,069 Common Shares, par value of $0.001 per share.
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

PRELIMINARY NOTE

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Annual Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive financial and operating covenants, interest rates, dividends, and acquisitions and dispositions of aircraft and other aviation assets. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Additional or unforeseen effects from the COVID-19 pandemic and the global economic climate may give rise to or amplify many of these factors. The extent to which the COVID-19 pandemic ultimately impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Key Information — Risk Factors” and elsewhere in this Annual Report.

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

All percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of December 31, 2020.

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

As of December 31, 2020, we had 84 aircraft and seven engines in our portfolio. Of the 84 aircraft, 78 were held for operating lease, one was classified as an investment in finance lease and 5 aircraft were off-lease.

Risk Factors

Risk Factors Summary

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

Risks Related to Our Business

•	The COVID-19 pandemic and mitigation measures implemented in response to it may have a material adverse effect on us
•	The COVID-19 pandemic has negatively impacted the ability of many airlines to perform under their lease agreements with us, which may have an adverse effect on us
•	Airline reorganizations could negatively impact our lessees’ compliance with their lease payment obligations to us
•	Factors that increase the risk of decline in aircraft and aircraft equipment values and achievable lease rates could have an adverse effect on us and on our ability to meet our debt obligations
•	Our business model depends on the continual leasing and re-leasing of our aircraft and engines, and we may not be able to do so on favorable terms
•	The variability of supply and demand for aircraft could depress lease rates and the value of our leased assets
•
We will need additional capital to finance our growth, fund potential acquisitions of aircraft and aircraft equipment and refinance our existing debt, and we may not be able to obtain it on acceptable terms, or at all

•	Our future growth and profitability will depend on our ability to acquire aircraft and aircraft equipment and make other strategic investments
•	We have entered into residual value guarantees that may require us to make significant cash disbursements
•	We operate in a highly competitive market for investment opportunities in aircraft
•	We rely on our lessees’ continuing performance of their lease obligations
•	Lessee defaults and reorganizations, bankruptcies or similar proceedings, may result in lost revenues and additional costs
•
If our lessees encounter financial difficulties and we decide to restructure our leases with those lessees, this could result in less favorable lease terms, reducing our operating cash flow and adversely affecting our financial results

•	Our lessees’ failure to comply with their maintenance obligations on our aircraft could significantly harm us
•	The advent of superior aircraft and engine technology or the introduction of a new line of aircraft could cause our existing aircraft portfolio to become outdated and therefore less desirable
•	The older age, or older technology, of some of our aircraft may expose us to higher than anticipated maintenance related expenses

•	The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these types of aircraft occur
•	We have written down the value of some of our assets and we may be required to record further write-downs or losses
•	Our financial performance will depend in part in our ability to sell aircraft, and we may not be able to do so on favorable terms, or at all
•	Aircraft liens could impair our ability to repossess, re-lease or sell the aircraft in our portfolio
•	Lessees and governmental authorities may not comply with the registration and deregistration requirements in the jurisdictions where our lessees operate
•	Our lessees may have inadequate insurance coverage or fail to fulfill their respective indemnity obligations, which could result in us not being covered for claims asserted against us
•	Risks associated with customer concentration could harm our business
•	Risks associated with the concentration of our lessees in certain geographical regions could harm our business

Risks Related to the Aviation Industry

•	Changes in fuel prices can adversely affect the profitability of the airline industry and our lessees’ ability to meet their lease payment obligations to us
•	Government regulations could require substantial expenditures, reduce our profitability and limit our growth
•	We are exposed to certain risks relating to the Boeing 737 MAX aircraft
•	Environmental regulations, fees and taxes may negatively affect demand for our aircraft, reduce travel and ultimately impact the operating results of our customers
•	Corporate responsibility, specifically related to environmental, social and governance (“ESG”) matters, may impose additional costs and expose us to new risks
•	Failure to obtain certain required licenses, consents and approvals could negatively affect our ability to re-lease or sell aircraft
•	We are subject to data security and privacy risks, including evolving laws and regulations and associated compliance efforts
•	If the effects of terrorist attacks and geopolitical conditions adversely impact the financial condition of the airlines, our lessees might not be able to meet their lease payment obligations
•	We are subject to various risks and requirements associated with transacting business in multiple countries
•	Adverse conditions and disruptions in European economies could have a material adverse effect on us
•	We depend on aircraft and engine manufacturers’ success in remaining financially stable and producing aircraft that meet customers’ expectations

Risks Related to Our Relationship with BBAM LP

•	BBAM has conflicts of interest with us and may favor their own business interest and those of their other managed entities to our detriment
•
Even if we were to become dissatisfied with BBAM LP’s performance, there are only limited circumstances under which we are able to terminate our management and servicing agreements, and we may not terminate certain of our servicing agreements without the prior written consent of third parties including lenders

•	Our management and servicing agreements limit our remedies against BBAM LP for unsatisfactory performance
•	BBAM may resign as Servicer under our servicing agreements under certain circumstances, which would significantly impair our ability to re-lease or sell aircraft and service our leases
•
A cybersecurity incident involving BBAM’s information technology, or IT, security systems, or those of our airline customers, may disrupt our business and result in lost revenues, cash and additional costs

Risks Related to Our Indebtedness

•	We have indebtedness that imposes constraints on our operations
•	Our incurrence of additional indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our borrowings
•	We may not be able to generate sufficient cash to service all our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful
•	We are subject to risks relating to our outstanding recourse debt, including debt of our subsidiaries that we have guaranteed
•	We are subject to risks relating to our outstanding non-recourse debt
•	We are primarily a holding company and currently rely on our subsidiaries to provide us with funds necessary to meet our financial obligations
•	We are subject to interest rate risk
•	We may be affected by the discontinuation or modification of LIBOR interest rate benchmarks
•
Our ability to obtain debt financing and our cost of debt financing is, in part, dependent upon our credit ratings and a credit downgrade or being put on negative watch could adversely impact our financial results

Risks Related to Taxation

•
We expect that we will be treated as a passive foreign investment company, or a “PFIC,” for the current taxable year and for the foreseeable future, which could have adverse U.S. federal income tax consequences to a U.S. shareholder

•	We may face increased tax costs
•	We are subject to risks associated with the OECD Multilateral Instrument and the EU Anti-Tax Avoidance Directive
•	The tax rate applicable to us would be higher than we expect if we were considered not to be carrying on a trade in Ireland for the purposes of Irish law

Risks Related to the Ownership of Our Shares

•	The price of our shares has been volatile
•	Provisions in our bye-laws, our management agreement, the indenture governing our 2024 Notes and our voting agreement with AirAsia Group Berhad may discourage a change of control
•	Shareholders may have greater difficulties in protecting their interests than they would have as shareholders of a U.S. corporation
•	We are a Bermuda company that is managed and controlled in Ireland, which could make it difficult for you to enforce judgments against us or against our directors and executive officers
•	Future offerings of debt or equity securities by us may adversely affect the market price of our shares
•
As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers

Risks Related to Our Business

The COVID-19 pandemic and mitigation measures implemented in response to it may have a material adverse effect on us.

On January 30, 2020, the spread of COVID-19 was declared a Public Health Emergency of International Concern by the World Health Organization (“WHO”), and on March 11, 2020, the WHO characterized the COVID-19 outbreak as a pandemic. The COVID-19 pandemic and the measures that governments and private parties have implemented in response to the pandemic have caused significant economic disruption and have had, and are likely to continue to have, a material adverse effect on the demand for worldwide air travel, the airline industry and demand for commercial jet aircraft globally, all of which have had, and are likely to continue to have, an adverse effect on our business, results of operations, financial condition, cash flows and growth prospects.

Beginning in March 2020 and continuing into 2021, airlines around the world experienced a material decline in demand for their services as well as materially increased cancellations for pre-paid trips compared to historic norms. Although air travel demand improved in the second half of 2020, it remained significantly less than the prior year. These circumstances have had a material adverse effect on the ability of our lessees to fulfill their obligations under their leases with us and, in some cases, have caused our lessees to default on their obligations, or to initiate bankruptcy or similar proceedings.

As discussed further below, we have agreed with many of our lessees to defer upcoming rent obligations. We  may grant additional payment deferrals and extend the periods of repayment, and if the financial condition of our airline customers continues to weaken, we may grant further restructurings. In addition to a reduction in basic lease rents, the significant decline in air travel has resulted, and may continue to result, in lower utilization of our aircraft, which is likely to reduce future supplemental maintenance rent and end-of-lease compensation payable to us. As discussed further below, if we determine that the collectability of lessee rental payments is no longer probable (including any deferral thereof), we are required to recognize rental revenues using a cash accounting method rather than an accrual method, which may materially reduce our reported revenue and net income, and negatively affect our results of operations. At December 31, 2020, we had 11 lessees on non-accrual status. During the year ended December 31, 2020, we would have recognized $35.6 million of additional operating lease revenue had the lessees not been placed on non-accrual status. If the financial condition of any additional lessees worsens, we may determine to recognize rent payments from such lessees using the cash method, which could, in future periods, further decrease basic lease rents.

During the year ended December 31, 2020, we recognized an impairment charge of $115.0 million related to two widebody and seven narrowbody aircraft. This impairment was principally driven by the expectation that the lessee of the two widebody aircraft would return the aircraft to us prior to lease expiry. We anticipate selling the narrowbody aircraft and have recorded the assets to their net realizable value. Fair value reflects the present value of the expected future cash flows, including residual value, discounted at an appropriate rate. Any bankruptcy, insolvency, reorganization or other restructuring of our lessees may result in the grounding of our aircraft, negotiating reductions in lease rentals or lease restructurings or rejection of our leases, all of which could drive potential impairment, depress aircraft market value and adversely affect our ability to timely re-lease or sell aircraft at favorable rates, if at all. If airlines continue to experience prolonged financial hardship or bankruptcies, or there are other adverse developments to the air travel industry arising from the pandemic, aircraft values may decline further, thereby increasing the likelihood that we will recognize additional impairment charges with respect to our aircraft. In addition, any bankruptcy, insolvency, reorganization or other restructuring of our lessees may result in their grounding our aircraft, negotiating reductions in aircraft lease rentals or altogether rejecting their leases, all of which could depress aircraft market value and adversely affect our ability to timely re-lease or sell aircraft at favorable rates, if at all. During 2020, 25 airlines globally had initiated bankruptcy or similar proceedings, and we believe that current market conditions have increased the likelihood that other airlines will experience bankruptcy.

Under current market conditions, demand for leased aircraft and engines is severely constrained. This supply and demand imbalance is likely to depress lease rates for, and the value of, the aircraft and engines in our portfolio. We may be unable to remarket or sell aircraft or engines timely and on terms favorable to us, or at all, which could result in significant storage, maintenance and reconfiguration expenses, and loss of revenue, which may have a material adverse effect on our business, results of operations, financial condition and cash flows.

The effects of the COVID-19 pandemic on airlines’ demand for new aircraft and engines may have a material adverse effect on our results of operations and our growth prospects. Boeing and Airbus have reported customer order cancellations and deferrals, as well as delivery delays, due to the impact of COVID-19. We expect that the deliveries of the remaining 20 Airbus A320neo family aircraft subject to purchase and leaseback arrangements (“Portfolio B”) with AirAsia Group Berhad (“AAGB”) and its affiliated airlines (the “AirAsia Group”) and our remaining options to purchase up to 17 Airbus A320neo family aircraft, not subject to lease (“Portfolio C”), from AAGB will be delayed substantially, and that no aircraft will deliver under these agreements during the next twelve months. These delivery delays have adversely impacted our results of operations and further prolonged delivery delays or further adverse impacts of COVID-19 upon sale-and-leaseback opportunities with the AirAsia Group and other airlines may have a material adverse effect on our results of operations and growth prospects.

Airlines’ efforts to support their continued operations and enhance their liquidity during the COVID-19 pandemic may have an adverse impact on us. Many national governments have provided, have introduced plans to provide, or have indicated that they may provide financial assistance to airlines. In some cases, in connection with this assistance, governments have imposed conditions on airline recipients of assistance, and governments may also impose conditions on any future assistance, such as requiring airlines to remove less environmentally-friendly aircraft from their fleets or obtain concessions from their creditors, including aircraft lessors, which could adversely impact our business. In addition, in response to the effects that the COVID-19 pandemic is having on airlines globally, many airlines have incurred and may continue to incur significant amounts of indebtedness. If our customers’ liquidity is materially diminished as a result of decreased revenues, increased debt service obligations or other reasons, they might not be able to timely meet their payment obligations under our leases or fulfill their other contractual commitments to us.

While the COVID-19 pandemic has been severe and widespread, its ultimate impact on our operational and financial performance is currently uncertain and will depend on the impact on airlines worldwide, including our customers, the ultimate duration of the pandemic, the impact on overall long-term demand for air travel, and other factors that we cannot predict. For example, we are unable to predict whether the COVID-19 pandemic will result in permanent changes to the airline industry, with such changes including but not limited to, a permanent reduction in passenger air travel demand as a result of increased and sustained usage of “virtual” and “teleconferencing” products as a substitute for business travel and more broadly a general reluctance to travel by consumers, each of which could have a material impact on the airline industry, our lessees, and our business.

We expect that, even with current market conditions, our liquidity is more than sufficient to satisfy our anticipated operational and other business needs over the next 12 months; however, we cannot assure you that operating cash flow will not be lower than we expect due to, for example, higher than expected deferral arrangements or payment defaults, or that we will continue to meet the financial covenants in certain of our debt facilities. As a consequence of entering into deferral agreements with our lessees, the rent collections under certain secured borrowings have been insufficient to cover the related debt service payments. As a result, we have made and expect that we will continue to make such payments from operating cash to cover any shortfall amounts. In addition, in 2020, we deposited approximately $7.6 million in cash maintenance reserves and security deposits into pledged accounts associated with aircraft financed under the Fly Aladdin Acquisition Facility. We have borrowed additional secured, recourse indebtedness to support our liquidity position during the COVID-19 pandemic. On October 15, 2020, through a wholly-owned subsidiary, we entered into a $180 million senior secured term loan (the “2020 Term Loan”) with a consortium of lenders. We received proceeds from the 2020 Term Loan, net of issue discount and expenses, in the amount of $168.3 million in 2020. The 2020 Term Loan is guaranteed by us.

Finally, the COVID-19 pandemic may impact our Manager and Servicer, upon which we rely. In 2020, our Manager and Servicer adopted remote working arrangements, which remain in place. It is possible that such changes, or other new processes, procedures or controls that our Manager and Servicer adopt in response to the COVID-19 pandemic, may negatively affect our operations or internal controls over financial reporting. We depend on certain key officers and employees of our Manager and Servicer and should any of them become ill and unable to work, it could impact our productivity and business continuity.

To the extent that the COVID-19 pandemic adversely affects our business and financial performance, it may also have the effect of exacerbating many of the other risks identified in the “Risk Factors” section of this Annual Report on Form 20-F.

The COVID-19 pandemic has negatively impacted the ability of many airlines to perform under their lease agreements with us, which may have a material adverse effect on us.

During the year ended December 31, 2020, primarily beginning in April 2020, in connection with the impacts of the COVID-19 pandemic on the aviation industry, we executed agreements with 16 lessees to defer their rent payment obligations for 37 aircraft totaling $64.0 million due to us over the life of the leases. These deferrals are for an average of nine months with approximately half of the deferrals to be repaid by the end of 2021. We have also agreed to lease restructurings with certain of our lessees.

Presented below are the rent deferrals granted and scheduled deferral repayments as of December 31, 2020. There can be no assurance that our lessees will make their payments in accordance with the deferral terms during the expected repayment periods or at all.

	Rent Deferrals Granted	Scheduled Deferral Repayments
	(Dollars in thousands)
Year ending December 31,
2020	$53,998	$5,457
2021	9,983	24,514
2022	—	14,274
Thereafter	—	19,736
Total	$63,981	$63,981

We may grant additional payment deferrals and extend the periods of repayment, and if the financial conditions of our airline customers do not improve, we may agree to further accommodations with some of our lessees.

We therefore anticipate a continued decline in our cash rent collections and operating lease revenue in 2021 compared to the pre-COVID-19 operating environment. From April to December 2020, we collected approximately 56% of our pre-deferral contracted rent.

If we determine that the collectability of lessee rental payments, including those subject to deferral agreements, is not reasonably assured, our results of operations will be negatively affected. Rental income from aircraft and aircraft equipment is recognized on a straight-line basis over the initial term of the respective lease, and changes to the timing of cash rent receipts, such as under rent deferral arrangements, do not typically impact revenue recognition provided that we determine collection of rents is reasonably assured. However, if we determine that collection is not reasonably assured, we are required to recognize rental revenues using a cash rather than an accrual accounting method. Under the cash method, we recognize revenue based on the lesser of the straight-line rental income or the lease payments collected from the lessee, including security deposit amounts held.

At December 31, 2020, we had 11 lessees on non-accrual status. During the year ended December 31, 2020, we would have recognized $35.6 million of additional operating lease revenue had these lessees not been placed on non-accrual status. In addition, during the year ended December 31, 2020, we recorded a provision for uncollectible operating lease receivables of $4.0 million. Placing additional lessees on non-accrual status or recording further provisions for uncollectible operating lease receivables could materially reduce our reported revenue and net income and negatively impact our results of operations and financial condition.

In addition to deferrals of lease rents, the significant decline in air travel has resulted in decreased usage of our aircraft by lessees, which is likely to reduce future supplemental maintenance rent and end-of-lease compensation payable to us. Reductions in such payments would adversely affect our cash flows and may adversely affect our results of operations.

As a consequence of entering into deferral agreements with our lessees, the rent collections under certain secured borrowings have been insufficient to cover the related debt service payments. As a result, we have made and expect that we will continue to make such payments from operating cash for any shortfall amounts. In addition, in 2020, we have deposited approximately $7.6 million in cash maintenance reserves and security deposits into pledged accounts associated with aircraft financed under the Fly Aladdin Acquisition Facility.

We have experienced and may continue to experience lessee defaults as a result of the effects of the COVID-19 pandemic on our lessees, requiring us to repossess and remarket or dispose of aircraft or engines earlier than anticipated. The costs of repossession have increased in the current environment. Even if we are successful in repossessing aircraft, we may not be able to export or deregister the aircraft promptly or may otherwise incur unexpected maintenance or storage costs associated with repossessed aircraft that we are unable to place with another operator. Lessee defaults and related expenses could result in significant expenses and loss of revenues, which may have a material adverse effect on our business, results of operations, financial condition and cash flows.

All of the foregoing may have a material adverse effect on our business, results of operations, financial condition, cash flows and growth prospects.

Airline reorganizations could negatively impact our lessees’ compliance with their lease payment obligations to us.

In recent years, multiple airlines have sought to reorganize and seek protection from creditors under their local laws and certain airlines have gone into liquidation. The COVID-19 pandemic and its impact on demand for air travel may significantly increase the number of reorganizations and liquidations, especially in the absence of significant governmental financial assistance. Bankruptcies have led to the grounding of significant numbers of aircraft, rejection of leases and negotiated reduction in aircraft lease rentals, with the effect of depressing aircraft market values. For example, in June 2020, Aeromexico entered bankruptcy proceedings and rejected its lease of one of our aircraft. We anticipate that in 2021, another one of our lessees will return two widebody aircraft to us prior to lease expiry. Additional reorganizations or liquidations by airlines under applicable bankruptcy or reorganization laws or further rejection or abandonment of aircraft by airlines in bankruptcy proceedings may depress aircraft values and aircraft lease rates which may have a negative impact on our business, results of operations, financial condition and cash flows. Additional grounded aircraft and lower market values would adversely affect our ability to sell our aircraft or re-lease our aircraft at favorable rates.

Factors that increase the risk of decline in aircraft and aircraft equipment values and achievable lease rates could have an adverse effect on our financial results and growth prospects and on our ability to meet our debt obligations.

Aircraft and aircraft equipment values and achievable lease rates have from time to time experienced sharp decreases due to several factors including, but not limited to, decreases in passenger and air cargo demand, increases in fuel costs, government regulation and increases in interest rates. Under current market conditions, demand for leased aircraft and engines is severely constrained. This supply and demand imbalance is likely to depress lease rates for, and the value of, the aircraft and engines in our portfolio. We may be unable to remarket or sell aircraft or engines timely and on terms favorable to us, or at all, under such conditions.

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

Our business model depends on the continual leasing and re-leasing of our aircraft and engines to generate sufficient cash flows to finance our growth and operations, make payments on our debt, and meet our other corporate and contractual obligations. Our ability to lease and re-lease our aircraft and engines will depend on general market and competitive conditions at the time the leases are entered into and expire. Our ability to lease and re-lease aircraft and engines on favorable terms, without significant off-lease time and costs, could be negatively affected by a number of factors, including the impact of the COVID-19 pandemic, general business, economic and financial conditions, market conditions in the airline industry, airline bankruptcies, restructurings and mergers, the effects of terrorism and other global conflicts, and other factors, including those described in these “Risk Factors” and elsewhere in this Annual Report, and unanticipated risks, many of which are outside of our control. If we are unable to lease and re-lease our aircraft on favorable terms, our financial condition, cash flows and financial results may be negatively impacted.

The variability of supply and demand for aircraft could depress lease rates and the value of our leased assets, which could have a material adverse effect on our financial results, our growth prospects and our ability to meet our debt obligations.

The aviation industry has experienced periods of aircraft oversupply and weak demand. The COVID-19 pandemic has caused a significant reduction in air travel, which has reduced demand for leased aircraft and has resulted in a corresponding reduction in lease rates and values of used aircraft. Prior to the pandemic, the airline industry had committed to a significant number of aircraft deliveries through order placements with manufacturers, and manufacturers had increased production rates of some aircraft types in response. An increase in production levels could worsen the current supply and demand imbalance in our industry if the pace and size of the recovery in air travel demand does not meet expectations.

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

We will need additional capital to finance our growth, fund potential acquisitions of aircraft and aircraft equipment, and refinance our existing debt, and we may not be able to obtain it on acceptable terms, or at all, which may adversely affect our financial condition, cash flows and financial results, and inhibit our ability to grow and compete in the commercial aircraft leasing market.

We will need additional capital to finance our growth, fund potential acquisitions of aircraft and aircraft equipment and refinance our existing debt. Our ability to acquire additional aircraft and aircraft equipment and to refinance our existing debt depends to a significant degree on our ability to access debt and equity capital markets. Our access to capital markets will depend on several factors including our historical and expected performance, expectations regarding the impact of the COVID-19 pandemic on our business and the wider aviation industry, compliance with the terms of our debt agreements, general market conditions, interest rate fluctuations and the relative attractiveness of alternative investments. In addition, volatility or disruption in the capital markets or a downgrade in our credit ratings could cause lenders to be reluctant or unable to provide us with financing on terms acceptable to us, or to increase the costs of such financing.

In particular, we will need additional capital to finance our forward purchase and leaseback commitments to the Air Asia Group, and our acquisition of option aircraft from AAGB. We have committed to purchase and leaseback a total of 21 Airbus A320neo family aircraft to be leased to the AirAsia Group as the aircraft deliver from the manufacturer (“Portfolio B”), the first of which was delivered in the fourth quarter of 2019. We also have acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease (“Portfolio C”). In August 2019, we exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. The Portfolio C aircraft slated for delivery in 2020 were not delivered, and we do not expect the Portfolio C aircraft slated for delivery in 2021 to deliver in the next 12 months. Assuming the eight options exercised but not delivered are re-exercised at a future date, we have options remaining to purchase up to 17 Portfolio C aircraft delivering between 2021 and 2025. Due to the impact of the COVID-19 pandemic, we believe that delivery of these aircraft will be delayed substantially, and that no aircraft will deliver under these agreements during the next 12 months. If and when these aircraft are delivered, we will need additional capital to finance their acquisition. If we are unable to source financing, we may not be able to close on the purchase of some or all of these aircraft and may fail to realize the full benefits of these transactions.

We compete with other lessors and airlines when acquiring aircraft and our ability to grow our portfolio is dependent on our ability to access attractive financing. The terms of our debt facilities include significant restrictions on our ability to incur additional indebtedness. Depending on the terms of these facilities and market conditions at the time, we may have to rely more heavily on additional equity issuances, or on less efficient forms of debt financing that require a larger portion of our cash flows from operations, thereby reducing funds available for our operations, future business opportunities and other purposes. If we are unable to raise additional funds or obtain capital on attractive terms, our ability to finance growth opportunities and fund potential acquisitions will be limited, and our ability to refinance our existing debt could be adversely affected. Any of the foregoing could have a material adverse effect on our financial condition, cash flows and financial results, and inhibit our ability to grow and compete in the commercial aircraft leasing market.

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

We have entered into residual value guarantees (“RVGs”) in which we agreed to guarantee the residual value of three widebody aircraft leased to commercial airlines by third parties. In an RVG, the third-party lessor agrees to pay us an upfront fee in exchange for our commitment to purchase the aircraft for a specified price at the expiry of the lease term if the third-party lessor elects to exercise the guarantee. We may enter into additional RVGs, if we perceive the economic benefit of the upfront payment to exceed the risk of payout.

We continuously re-evaluate our risk related to the RVGs based on several factors, including the estimated future base value of the aircraft based on third-party appraisals and information on similar aircraft remarketing in the secondary market. As of December 31, 2020, no liability was recorded with respect to these RVGs. If we were required to pay the full aggregate amount of our outstanding RVGs and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure as of December 31, 2020 would have been $82.5 million.

The RVGs contain covenants requiring us to post cash collateral as security for our obligations upon the occurrence of certain corporate events, including a change in control, a downgrade in our corporate family rating beyond a specified threshold, or a sale of all or substantially all of our assets. If we were required to post the full aggregate amount of the cash collateral at December 31, 2020, it would have been $23.0 million.

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

The leasing and remarketing of commercial jet aircraft is highly competitive. We compete with other aircraft leasing companies, including AerCap Holdings N.V., Air Lease Corp., Aircastle Limited, Altavair, Aviation Capital Group, Avolon, BOC Aviation, Bocomm Leasing, Carlyle Aviation, CDB Aviation, Castlelake, Dubai Aerospace Enterprise, GE Commercial Aviation Services Limited (GECAS), Goshawk, ICBC Leasing, Jackson Square Aviation, Merx Aviation Finance and SMBC Aviation Capital, among others. In addition, we are aware of several additional aircraft leasing companies that are in the process of being funded with private capital.

We also may encounter competition from other entities that selectively compete with us, including:

•	airlines;

•	aircraft manufacturers;

•	financial institutions (including those seeking to dispose of repossessed aircraft at distressed prices);

•	aircraft brokers;

•	special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft; and

•	public and private partnerships, investors and funds, including private equity, hedge funds and sovereign wealth funds.

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

We expect that some lessees may encounter financial difficulties or suffer liquidity problems and, as a result, will struggle to make lease payments under our operating leases. In 2020, a number of airlines across the world entered reorganization, restructuring or liquidation due to financial difficulties arising from the global pandemic. Many global airlines continue to experience financial difficulties, which are likely to lead to increased delinquencies. In addition, many airlines are exposed to currency risk because they earn revenues in their local currencies and certain of their liabilities and expenses are denominated in U.S. dollars, including lease payments to us. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flows and may adversely affect our ability to make payments on our indebtedness.

Lessee defaults and reorganizations, bankruptcies or similar proceedings, may result in lost revenues and additional costs.

We have experienced and may continue to experience lessee defaults as a result of the effects of the COVID-19 pandemic on our lessees, requiring us to repossess and remarket or dispose of aircraft or engines earlier than anticipated. The costs of repossession have increased in the current environment. Even if we are successful in repossessing aircraft, we may not be able to export or deregister the aircraft promptly or may otherwise incur unexpected maintenance or storage costs associated with repossessed aircraft that we are unable to place with another operator. Lessee defaults and related expenses could result in significant expenses and loss of revenues, which may have a material adverse effect on our business, results of operations, financial condition and cash flows.
In addition, in response to the effects that the COVID-19 pandemic is having on airlines globally, many airlines have incurred and may continue to incur significant amounts of indebtedness. If our customers’ liquidity is materially diminished as a result of market conditions or their increased debt service obligations, they might not be able to timely meet their payment obligations under our leases or fulfill their other contractual commitments to us.

During 2020, 25 airlines globally had initiated bankruptcy or similar proceedings, and current market conditions have increased the likelihood that other airlines will experience bankruptcy. The rejection of our aircraft, especially older aircraft, in bankruptcy or similar proceedings increases the likelihood that we may recognize impairment charges with respect to such aircraft. In addition, any bankruptcy, insolvency, reorganization or other restructuring of our lessees may result in the grounding of our aircraft, negotiating reductions in lease rentals or lease restructurings or rejection of our leases, all of which could drive potential impairment, depress aircraft market value and adversely affect our ability to timely re-lease or sell aircraft at favorable rates, if at all.

Repossession, re-registration and flight and export permissions after a lessee default typically result in greater costs than those incurred when an aircraft is redelivered at the end of a lease. These costs may include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of an aircraft which could be significant, particularly if the lessee is contesting the proceedings or is in bankruptcy. Delays resulting from repossession proceedings also would increase the period of time during which an aircraft does not generate lease revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in a condition suitable for re-lease or sale. We may incur storage costs associated with any aircraft that we repossess and are unable to immediately place with another operator. In addition, it may be necessary to pay off liens, taxes and governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including liens that a defaulting lessee may have incurred in connection with the operation of other aircraft in its fleet.

Our rights upon a lessee default will vary significantly depending upon the jurisdiction of operation and the applicable law, including the need to obtain a court order for repossession of the aircraft and/or consents for deregistration or re-export of the aircraft. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or entitle the lessee or another third party to retain possession of the aircraft without paying lease rentals or performing all or some of the obligations under the relevant lease. There can be no assurance that jurisdictions that have adopted the Cape Town Convention, which provides for a degree of uniformity and certainty for repossession of aircraft, will enforce it as written. In addition, certain of our lessees are owned in whole, or in part, by government-related entities, which could make it difficult to repossess our aircraft in that lessee’s domicile. Accordingly, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft.

If we repossess an aircraft, we may not be able to export or deregister and profitably redeploy the aircraft. Before an aviation authority will register an aircraft that has previously been registered in another country, it must receive confirmation that the aircraft has been deregistered by that country’s aviation authority. In order to deregister an aircraft, the lessee must comply with applicable laws and regulations, and the relevant governmental authority must enforce these laws and regulations. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which an aircraft is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist deregistration. Significant costs may also be incurred in retrieving or recreating aircraft records required for registration of the aircraft and obtaining a certificate of airworthiness for the aircraft or engine. Upon a lessee default, we may incur significant costs in connection with repossessing our aircraft and we may be delayed in repossessing our aircraft or are unable to obtain possession of our aircraft.  In addition, we may not be able to re-lease a repossessed aircraft at a similar lease rate.

Lessee defaults and related expenses could result in significant expenses and loss of revenues, which may materially and adversely affect our financial condition, cash flows and financial results.

If our lessees encounter financial difficulties and we decide to restructure our leases with those lessees, this could result in less favorable lease terms, reducing our operating cash flow and adversely affecting our financial results.

When a lessee is late in making payments, fails to make payments in full or in part under the lease or has otherwise advised us that it will in the future fail to make payments in full or in part under the lease, we may elect to or be required to restructure the lease. Restructuring may involve anything from a simple rescheduling of payments or some forgiveness of past due amounts to the termination of a lease without receiving all or any of the past due amounts. If requests for payment restructuring or rescheduling are made and granted, reduced or deferred rental payments may be payable over all or some part of the remaining lease term, and the terms of any revised payment schedules may be unfavorable or such payments may not be made. We may be unable to agree upon acceptable terms for any requested restructurings and as a result may be forced to exercise our remedies under those leases and we may be unable to repossess our aircraft on a timely basis. If we, in the exercise of our remedies, repossess the aircraft, we may not be able to re-lease the aircraft promptly at favorable rates, or at all.

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

As manufacturers introduce technological innovations and new types of aircraft and engines, certain aircraft in our existing aircraft portfolio may become less desirable to potential lessees or purchasers. Such technological innovations may increase the rate of obsolescence of existing aircraft faster than currently anticipated by our management or accounted for in our accounting policy. For example, the Boeing 787 and the Airbus A350, provide improved fuel consumption and operating economics as compared to earlier aircraft types. In addition, Airbus has launched the A320neo family, and Boeing has launched the 737 MAX family of aircraft. These “next generation” narrowbody aircraft are expected to improve fuel consumption and to reduce noise, emissions and maintenance costs as compared to current models. Also, the entrance of a new manufacturer developing a more attractive aircraft for potential lessees could lessen demand and affect our ability to remarket a particular aircraft model or type predominant in our fleet. It is not certain how these new aircraft offerings will impact the demand and liquidity of existing equipment. In addition, the imposition of more stringent noise or emissions standards and the development of more fuel-efficient engines could make aircraft in our portfolio less attractive for potential lessees and less valuable in the marketplace. Any of these risks could adversely affect our ability to lease or sell our aircraft on favorable terms or at all or our ability to charge rental amounts that we would otherwise seek to charge, all of which could have an adverse effect on our financial results and growth prospects.

The older age, or older technology, of some of our aircraft may expose us to higher than anticipated maintenance related expenses.

As of December 31, 2020, the weighted average age of our portfolio was 8.4 years. In general, the costs of operating an aircraft, including maintenance expenditures, increase with the age of the aircraft. In addition, older aircraft typically are less fuel-efficient than newer aircraft and may be more difficult to re-lease or sell, particularly if, due to increasing production rates by aircraft manufacturers or airline insolvencies or other distress, older aircraft are competing with newer aircraft in the lease or sale market. Expenses like fuel, aging aircraft inspections, maintenance or modification programs and related airworthiness directives could make the operation of older aircraft less economically feasible and may result in increased lessee defaults. We may also incur some of these increased maintenance expenses and regulatory costs upon acquisition or re-leasing of our aircraft. Re-leasing larger widebody aircraft may result in higher reinvestment and maintenance expenditures than re-leasing narrowbody aircraft.

The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these types of aircraft occur.

As of December 31, 2020, our aircraft portfolio contained a mix of aircraft types, including Airbus A320ceo family aircraft, A320neo aircraft and A330 aircraft, and Boeing 737NG aircraft, Boeing 737 MAX aircraft, Boeing 777 aircraft and Boeing 787 aircraft. As of December 31, 2020, our portfolio was comprised of 72% single-aisle, narrowbody aircraft, and 28% widebody aircraft, as measured by net book value. Our business and financial results could be negatively affected if the market demand for any of these aircraft types (or other types that we acquire in the future) declines, if any of them is redesigned or replaced by its manufacturer. So-called last-off-the-line aircraft of current generation types, such as the A320ceo family and Boeing 737NG, may have shorter useful lives or lower residual values due to obsolescence. In addition, if any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value, and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may harm our business and financial results to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio.

We have written down the value of some of our assets and we may be required to record further write-downs or losses.

We test our assets for impairment at least annually or whenever events or circumstances indicate that the carrying amounts for such assets may not be recoverable. A recoverability assessment is performed for assets identified for further testing. This recoverability assessment is a comparison of the carrying value of each aircraft to its undiscounted expected future cash flows. We develop the assumptions used in the recoverability assessment, including those relating to current and future demand for each aircraft type, based on management’s experience in the aircraft leasing industry as well as from information received from third party sources.

During the year ended December 31, 2020, we recognized flight equipment impairment of $115.0 million related to two widebody and seven narrowbody aircraft, which reduced the cost basis of flight equipment. This impairment was principally driven by the expectation that the lessee of the two widebody aircraft would return the aircraft to us prior to lease expiry. We anticipate selling the narrowbody aircraft and have recorded the assets to their net realizable value. Fair value reflects the present value of the expected future cash flows, including residual value, discounted at an appropriate rate.

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

Our financial performance will depend in part in our ability to sell aircraft, and we may not be able to do so on favorable terms, or at all.

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

Risks associated with customer concentration could harm our business.

In the year ended December 31, 2020, three airlines each accounted for 10% or more of our total operating lease revenue, and our three largest lessees accounted for approximately 33% of our total operating lease revenue. There are inherent risks whenever a large percentage of total operating lease revenue is concentrated with a limited number of lessees. If any of these lessees experience declining revenues due to market, economic or competitive conditions, including as a result of the impact of the COVID-19 pandemic, we could be pressured to offer concessions that could have an adverse effect on our results of operations and financial condition. If any of our largest customers were to enter bankruptcy or similar proceedings and reject their aircraft leased from us or seek to materially reduce the basic rent payable thereunder, our results of operations and financial condition could be harmed.

Risks associated with the concentration of our lessees in certain geographical regions could harm our business.

In addition to global economic conditions, our business is exposed to local economic and political conditions that can influence the performance of lessees located in a particular region. Such conditions can be adverse to us, and may include regional recession and financial or political emergencies, additional regulation or, in extreme cases, seizure of our aircraft. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions. In the year ended December 31, 2020, we had our largest concentration of total revenues in Asia and the South Pacific (65%), followed by Europe (14%), the Middle East and Africa (13%), North America (5%), and Mexico, South and Central America (3%). Severe recession in any of these regions, or the inability to resolve financial, political or other emergencies in any particular region where we have many customers, could result in additional failures of airlines and could have a material adverse effect on our business, financial condition and financial results.

The risks associated with the geographical concentration of our lessees may become exacerbated as our aircraft are re-leased to lessees or subleased to sublessees in other regions or as we acquire additional aircraft. In addition, the effects of COVID-19 could affect some regions more than others. For example, the COVID-19 outbreak initially led to government-imposed travel restrictions, flight cancellations, and a marked decline in passenger demand for air travel in the Asian market. Air travel in Asia has recovered more quickly than travel in North, America, Europe, and South America.

We derived approximately 82% of our total revenues for the year ended December 31, 2020 from airlines in emerging markets. Emerging markets have less developed economies and infrastructure and are often more vulnerable to business and political disturbances. The emerging markets in which our lessees were based have included China, Ethiopia, India, Indonesia, Malaysia, Moldova, Oman, the Philippines, Romania, Russia, Slovak Republic, Thailand and the United Arab Emirates. These countries may experience significant fluctuations in GDP, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of unexpected taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability may adversely affect our ownership interest in aircraft or the ability of lessees which operate in these markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For example, certain countries may not have fully implemented the Cape Town Convention on International Interests in Mobile Equipment, a treaty that, among other things, established international standards for the registration, protection and enforcement of lessors’ and financiers’ rights in aircraft. These matters may not be resolved on terms favorable to us, or in a timely fashion.

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

Risks Related to the Aviation Industry

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

We are exposed to certain risks relating to the Boeing 737 MAX aircraft.

On March 13, 2019, the Federal Aviation Administration (“FAA”) issued an order to suspend operations of all Boeing 737 MAX aircraft in the U.S. and by U.S. aircraft operators following two fatal accidents. Non-U.S. civil aviation authorities issued directives to similar effect, and Boeing suspended deliveries of the aircraft. In the fourth quarter of 2020 and the first quarter of 2021, the Boeing 737 MAX aircraft has been recertified by the FAA, EASA, Transport Canada and other non-U.S. civil aviation authorities; however it is uncertain how long it will take to reintegrate the aircraft fully back into service.

Our direct exposure to Boeing 737 MAX aircraft is limited, as we own and lease only two Boeing 737 MAX aircraft and have no commitments for future deliveries of this aircraft type; however, we are exposed to certain risks relating to the aircraft. Concerns around the Boeing 737 MAX aircraft may adversely affect our ability to lease our two Boeing 737 MAX aircraft when they are redelivered to us, resulting in lower lease rates relative to our expectations, or may depress the residual values of these aircraft. Moreover, our lessees who rely on the Boeing 737 MAX aircraft for revenue service may be adversely impacted from delays in reintegrating the aircraft and from residual worry from the general public as to the safety of the airplane. This, in turn, may cause these lessees to have difficulty fulfilling their obligations under their leases with us. Finally, when the Boeing 737 MAX aircraft fully returns to service and Boeing resumes deliveries, market lease rates for competing current generation narrowbody aircraft may be adversely impacted. Any decrease in market rates for leases or reduction in the residual value of our aircraft, or in our lessees’ financial health, which may result from the above factors, would have a negative impact on our financial condition, cash flows and results of operations.

Environmental regulations, fees and taxes, and other concerns may negatively affect demand for our aircraft, reduce travel and ultimately impact the operating results of our customers.

The airline industry is subject to increasingly stringent environmental laws, regulations, fees and taxes concerning emissions to the air, discharges to surface and subsurface waters, safe drinking water, aircraft noise, the management of hazardous substances, oils and waste materials and other regulations affecting aircraft operations. Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant aircraft is registered and operated. These regulations could limit the economic life of the aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.

Further, compliance with current or future regulations, fees and taxes imposed to deal with environmental concerns could cause lessees to incur higher costs and to generate lower revenues, which could adversely affect their ability to make lease payments to us.

The airline industry has come under increased scrutiny by the press, the public and investors regarding the environmental impact of air travel. If such scrutiny results in reduced air travel, it may negatively affect demand for our aircraft, lessees’ ability to make lease payments and reduce the value we receive for our aircraft upon any disposition.

Corporate responsibility, specifically related to environmental, social and governance (“ESG”) matters, may impose additional costs and expose us to new risks.

Public ESG and sustainability reporting is becoming more broadly expected by investors, shareholders and other third parties. Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or “sustainability” metrics. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with such companies to improve ESG disclosure or performance and may also make voting decisions, or take other actions, to hold these companies and their boards of directors accountable. Board diversity is an ESG topic that is, in particular, receiving heightened attention by investors, shareholders, lawmakers and listing exchanges. We may face reputational damage in the event our corporate responsibility initiatives or objectives, including with respect to board diversity, do not meet the standards set by our investors, shareholders, lawmakers, listing exchanges or other constituencies, or if we are unable to achieve an acceptable ESG or sustainability rating from third party rating services. A low ESG or sustainability rating by a third-party rating service could also result in the exclusion of our common stock from consideration by certain investors who may elect to invest with our competition instead. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks.

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

Even if we were to become dissatisfied with BBAM LP’s performance, there are only limited circumstances under which we are able to terminate our management and servicing agreements and we may not terminate certain of our servicing agreements without the prior written consent of third parties, including lenders.

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

•
our Manager becomes subject to bankruptcy or insolvency proceedings that are not discharged within 75 days, unless our Manager is withdrawn and replaced within 90 days of the initiation of such bankruptcy or insolvency proceedings with an affiliate of BBAM that is able to make correctly the representations and warranties set out in the management agreement;

•
our Manager voluntarily commences any proceeding or files any petition seeking bankruptcy, insolvency, receivership or similar law, or makes a general assignment for the benefit of its creditors, unless our Manager is withdrawn and replaced within 15 days with an affiliate of BBAM that is able to make correctly the representations and warranties set out in the management agreement; or

•
an order is made for the winding up of our Manager, unless our Manager is withdrawn and replaced within 15 days with an affiliate of BBAM that is able to make correctly the representations and warranties set out in the management agreement.

We generally do not have the right to terminate our servicing agreements with BBAM without cause, and such agreements do not automatically terminate in the event of the termination or expiration of our managing agreement with our Manager.

The servicing agreements relating to our unencumbered aircraft and our aircraft and engines financed by secured borrowings, generally can be terminated by us in the case of a material breach by the servicer that is not cured within 30 days of written notice, the bankruptcy or insolvency of the servicer or if the servicer ceases to be actively involved in the aircraft leasing business. The servicing agreement relating to the aircraft financed by the Fly Aladdin Acquisition Facility provides us with additional termination rights in the event of the acceleration of the loans due thereunder, the failure of the servicer or certain of its affiliates to make certain payments when due in respect of any recourse indebtedness and the acceleration of such indebtedness, or the servicer acting with gross negligence, willful misconduct, bad faith or reckless disregard under the servicing agreement or committing dishonest or fraudulent acts. Termination of the servicing agreements relating to our aircraft and engines financed by secured borrowings requires the consent of the lender(s) providing financing for the relevant aircraft or engines prior to termination.

Our management and servicing agreements limit our remedies against BBAM LP for unsatisfactory performance.

Under our management and servicing agreements with BBAM LP, in many cases we may not have the right to recover damages from BBAM LP for unsatisfactory performance. Moreover, we have agreed to indemnify our Manager, BBAM LP and their affiliates for broad categories of losses arising out of the performance of services, unless they are finally adjudicated to have been caused directly by our Manager’s or BBAM LP’s gross negligence, fraud, deceit or willful misconduct in respect of its obligation to apply its standard of care. In addition, because of our substantial dependence on BBAM LP, our board of directors may be reluctant to initiate litigation against BBAM LP to enforce contractual rights under our management and servicing agreements.

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

As of December 31, 2020, the principal amount outstanding under our borrowings was $2.0 billion.

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

•	restrictions on our subsidiaries’ ability to distribute excess cash flows to us under certain circumstances;

•	lessee, geographical and other concentration requirements limit our flexibility in leasing our aircraft;

•	requirements to obtain the consent of third parties including lenders and rating agency confirmations for certain actions; and

•
restrictions on our subsidiaries’ ability to incur additional debt, pay dividends or make other restricted payments, create liens on assets, sell assets, enter into transactions with our affiliates, make freighter conversions and make certain investments or capital expenditures.

In addition, the indenture and other agreements governing our indebtedness contain financial and operating covenants that, among other things, require us to maintain specified financial ratios and tests. Our ability to meet these financial and operating covenants can be affected by events beyond our control, and we may be unable to meet them. As a result of these restrictions, we may be limited in how we conduct and grow our business, or unable to compete effectively or to take advantage of new business opportunities.

A breach of the covenants or restrictions under the indenture and agreements governing certain of our indebtedness could result in an event of default under the applicable indebtedness. Such a default may allow holders of our debt securities or our lenders, as applicable, to accelerate the related indebtedness, which may result in the acceleration of other indebtedness to which a cross-acceleration or cross-default provision applies. In addition, such lenders or debt holders could terminate commitments to lend money, if any. Furthermore, if we were unable to repay the indebtedness then due and payable, secured lenders could proceed against the aircraft, if any, securing such indebtedness. In the event our lenders or holders of our debt securities accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness.

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

Subject to the limits contained in the indenture and other agreements governing our existing and future indebtedness, we may be able to incur substantial additional debt from time to time to finance aircraft and other aviation assets, working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences, including the following:

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

As of December 31, 2020, we had a total of $2.0 billion principal amount outstanding under our borrowings. Of this amount, $1.4 billion was recourse to Fly, including debt of our subsidiaries that we have guaranteed. We expect to incur additional recourse indebtedness in the future. Although these recourse loans may be secured by aircraft and their associated leases, we have guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flows to meet required debt payments. In this case, we will be required to make payments from our unrestricted cash, which could have a materially adverse impact on our ability to grow through future acquisitions of aircraft. In addition, the 2012 Term Loan, the 2020 Term Loan, the Magellan Acquisition Limited Facility, our 2024 Notes, and certain of our other recourse indebtedness contain cross-default provisions to other recourse indebtedness which if triggered could significantly increase the amount of indebtedness which is payable by us at the time of the cross-default.

We are subject to risks relating to our outstanding non-recourse debt.

As of December 31, 2020,we had a total of $0.6 billion principal amount outstanding under borrowings that were non-recourse to Fly, except for certain limited obligations which typically include reimbursement for certain expenses and costs incurred by the lenders. These non-recourse loans may be provided through loan facilities that are typically cross-collateralized and contain cross-default provisions against all of the loans advanced within each facility, as well as through individual loans against individual aircraft. As of December 31, 2020, we had the following non-recourse debt facilities that provided financing against multiple aircraft:

Facility (1)	Principal Amount Outstanding at December 31, 2020 (2)	Number of Aircraft Financed	Maturity Date
Nord LB Facility	$60.7 million	3	May 2021
Fly Aladdin Acquisition Facility	$229.6 million	14	June 2023

(1)	Excludes $263.9 million principal amount outstanding of non-recourse secured borrowings associated with six aircraft.
(2)	Excludes unamortized debt discounts and loan costs.

The maturity dates for non-recourse loans range from March 2021 to June 2028. In general, upon a default on a non-recourse loan, the lenders will have the ability to foreclose upon any or all available collateral (including aircraft, leases and shares of aircraft-owning and/or aircraft-leasing special purposes entities) to satisfy amounts due under the loan. However, the lenders cannot make a claim against us for payment of these outstanding obligations, except for the limited payment obligations described above. The non-recourse nature of these loans means that we may decide, for economic reasons, to default on a non-recourse loan if and when we believe that the aircraft and other assets securing such loan are worth less than the amount outstanding under the loan. Although the direct financial impact to us under such a default on a non-recourse loan is limited, these defaults may impact our reputation as a borrower and impair our ability to secure future borrowings, which could have a material adverse impact on our ability to grow our aircraft portfolio and earnings.

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

On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the London Interbank Offered Rate (“LIBOR”). In December 2020, the administrator of LIBOR proposed to cease publication of certain LIBOR settings after December 2021 and to cease publication of the remainder of the LIBOR settings after June 2023. To mitigate the possible impact of this change, various regulators have proposed alternative reference rates.

Certain of our aircraft lease agreements require the lessee to pay a floating rent amount to us based on LIBOR, and certain of our floating rate indebtedness requires us to pay variable interest to our lenders based on LIBOR. It is not possible to predict the effect that any discontinuance or modification of LIBOR will have on these payments, or on any of our future floating rate leases or indebtedness. However, we believe our risk would be limited to floating rate indebtedness and floating rate leases which utilize rates for which the settings are to be discontinued after June 2023. At December 31, 2020, we had approximately $1.1 billion of floating rate indebtedness and five floating rate leases maturing after June 2023.

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

EU ATAD contemplates the introduction of a net interest restriction based on 30% of EBITDA. However, Member States will have the option of applying a “group ratio rule” whereby the percentage of EBITDA that would be allowed as a deduction in respect of interest could be increased to reflect the group’s overall third-party interest payments (as a percentage of group EBITDA). Further relief would be available to the extent that the individual entity’s equity to assets ratio is 98% or higher of the group’s equivalent ratio. The implementation of these rules may be deferred until 2024 where a Member State has measures in place which are equally effective to address base erosion through financing and a derogation is received from the European Commission (“EC”) on that basis. While the Irish Government applied for this derogation, this has not yet been received from the EC. Interest limitation rules are now expected to be introduced in Ireland from January 2022.

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

EU ATAD also contemplates the introduction by all EU Member States of “controlled foreign company” rules. These rules would mean that in certain circumstances a parent or head office would be subject to tax on the undistributed income of foreign branches (but only where the foreign branch profits are not taxed or are exempt from tax in the parent or head office jurisdiction) or 50%+ subsidiaries where the actual corporate tax paid on its profits by the subsidiary or foreign branch is lower than the difference between the corporate tax that would have been charged on the subsidiary or foreign branch under the applicable corporate tax system in the EU Member State of the parent or head office and the actual corporate tax paid on its profits by the subsidiary or foreign branch. These rules have been implemented in Ireland and apply for accounting periods beginning on/after January 1, 2019. While the new rules require assessment and consideration in the context of Fly, it appears unlikely the rules will have material impact on the group.

Finally, EU ATAD contemplates the introduction of anti-avoidance measures in respect of certain “hybrid” entities and financial instruments which result in either tax deductions arising in two jurisdictions for the same expense or a tax deduction arising in one jurisdiction for a payment where the receipt of that payment is not taxable in the other jurisdiction. EU ATAD contemplates a denial of one of the tax deductions in the former instance and a denial of the (only) tax deduction in the latter case, or where the deduction is not denied, inclusion in income in the Member State of the payee. EU ATAD originally contained provisions which only applied to hybrids between Member States, however in February 2017 the EU ATAD was amended (“ATAD 2”) and the scope of the hybrid provisions was widened to target all hybrid mismatches where at least one of the parties involved is a corporate tax-payer in a Member State.

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

We expect additional hybrid legislation dealing with reverse hybrids will take effect in Ireland from January 1, 2022.

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

Provisions in our bye-laws, our management agreement, the indenture governing our 2024 Notes and our voting agreement with AirAsia Group Berhad may discourage a change of control.

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

Provisions in our management agreement could make it more difficult for a third party to acquire our company without the consent of our board of directors or BBAM. Upon a change of control, our management agreement requires us to pay a fee equal to 1.5% of our enterprise value to our Manager. In addition, if the directors in office on December 28, 2012 and any successor to any such director who was nominated or selected by a majority of the current directors and our Manager appointed directors, cease to constitute at least a majority of the board (excluding directors appointed by our Manager), our Manager may terminate the management agreement, and we will pay our Manager a fee as follows: (i) during the first five year term, an amount equal to three times the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date; (ii) during the second five year term, an amount equal to two times the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date; (iii) during the third five year term, an amount equal to the aggregate management expense amount in respect of the last complete fiscal year prior to the termination date. Neither our management agreement nor our servicing agreements automatically terminate upon a change of control.

Furthermore, the indenture governing our 2024 Notes contain provisions that permit our noteholders to require us to redeem their notes before maturity at a premium to par upon a change of control of our company.

Finally, as a result of the AirAsia transactions, AirAsia Group Berhad currently owns approximately 10.9% of our common shares. AirAsia Group Berhad has agreed to vote these common shares in favor of any proposal recommended by our Board for approval by our shareholders and against any proposal that is not recommended by our Board, including any proposal by a third party to acquire us. This voting agreement will make it more difficult for any proposal to be approved by our shareholders that is not recommended for approval by our Board.

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

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional common shares or offering debt or additional equity securities, including commercial paper, medium-term notes, senior or subordinated notes or preference shares. Issuing additional common shares or other additional equity offerings may dilute the economic and voting rights of our existing shareholders or reduce the market price of our common shares, or both. Upon liquidation, holders of such debt securities and preference shares, if issued, and lenders with respect to other borrowings, would receive a distribution of our available assets prior to the holders of our common shares. Preference shares, if issued, may have rights, preferences or privileges senior to existing shareholders, including with respect to liquidating distributions, dividend payments or share repurchases. Because our bye-laws permit the issuance of common and preference shares, if our board of directors approves the issuance of such shares in a future financing transaction, our existing shareholders will not have the ability to approve such a transaction. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common shares bear the risk of our future offerings reducing the market price of our common shares and diluting their shareholdings in us.

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

BBAM LP is owned by Summit, Onex and GIC. As of February 16, 2021, Summit, Onex and GIC beneficially owned an aggregate of 6,832,599 of our common shares in the form of ADSs.

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

As of December 31, 2020, we had a portfolio of 84 aircraft and seven engines, of which 78 aircraft and seven engines were held for operating lease, one aircraft was classified as an investment in finance lease and five aircraft were off-lease. Subsequent to December 31, 2020, we delivered one of the off-lease aircraft to a new lessee. Our aircraft portfolio was comprised of 75 narrowbody passenger aircraft and nine widebody passenger aircraft (including two freighters).

As of December 31, 2020, we had 48 Boeing aircraft and 36 Airbus aircraft in our portfolio. These aircraft were manufactured between 1998 and 2019 and had a weighted average age of 8.4 years as of December 31, 2020. We estimate that the useful life of our aircraft is generally 25 years from the date of manufacture. In the case of a freighter, the remaining useful life is determined based on the date of conversion and in such case, the total useful life may extend beyond 25 years from the date of manufacture.

The following table presents the aircraft in our portfolio as of December 31, 2020:

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
1.	Air Changan	B737-800	Narrowbody	2006
2.	Air China	B737-800	Narrowbody	2007
3.	Air Europa	B787-8	Widebody	2017
4.	Air India	B787-8	Widebody	2015
5.	Air India	B787-8	Widebody	2014
6.	Air India	B787-8	Widebody	2014
7.	Air Moldova	A319-100	Narrowbody	2006
8.	AirAsia Berhad	A320-200	Narrowbody	2013
9.	AirAsia Berhad	A320-200	Narrowbody	2013
10.	AirAsia Berhad	A320-200	Narrowbody	2012
11.	AirAsia Berhad	A320-200	Narrowbody	2012
12.	AirAsia Berhad	A320-200	Narrowbody	2012
13.	AirAsia Berhad	A320-200	Narrowbody	2011
14.	AirAsia Berhad	A320-200	Narrowbody	2011
15.	AirAsia Berhad	A320-200	Narrowbody	2010
16.	AirAsia Berhad	A320-200	Narrowbody	2010
17.	AirAsia Berhad	A320-200	Narrowbody	2010
18.	AirAsia Berhad	A320-200	Narrowbody	2009
19.	AirAsia India	A320-200	Narrowbody	2014
20.	AirAsia India	A320-200	Narrowbody	2014
21.	Alaska Airlines	A320-200	Narrowbody	2007
22.	American Airlines	B737-800	Narrowbody	2013
23.	American Airlines	A319-100	Narrowbody	2000
24.	American Airlines	A319-100	Narrowbody	2000
25.	American Airlines	A319-100	Narrowbody	2000
26.	American Airlines	A319-100	Narrowbody	2000
27.	Condor	A321-200	Narrowbody	2015
28.	El Al Israel Airlines	B737-800	Narrowbody	2014
29.	Ethiopian Airlines	B777-200LRF(1)	Widebody	2015
30.	Ethiopian Airlines	B777-200LRF(1)	Widebody	2015
31.	Finnair	A320-200(2)	Narrowbody	2003
32.	flydubai	B737-800	Narrowbody	2010
33.	flydubai	B737-800	Narrowbody	2010
34.	Garuda Indonesia	B737-800	Narrowbody	2010
35.	Go2Sky	B737-800	Narrowbody	2007
36.	Go2Sky	B737-800	Narrowbody	1998
37.	GOL Linhas Aereas S.A	B737-700	Narrowbody	2005
38.	IndiGo	A320-200	Narrowbody	2005
39.	IndiGo	A320-200	Narrowbody	2005
40.	Indonesia AirAsia	A320-200	Narrowbody	2013
41.	Indonesia AirAsia	A320-200	Narrowbody	2012
42.	Koninklijke Luchtvaart Maatschappij N.V	B737-700	Narrowbody	2011
43.	Lucky Air Airlines	B737-800	Narrowbody	2007
44.	Lucky Air Airlines	B737-800	Narrowbody	2007
45.	Malaysian Airlines	B737-800	Narrowbody	2012
46.	Malaysian Airlines	B737-800	Narrowbody	2012
47.	Malaysian Airlines	B737-800	Narrowbody	2012
48.	Malaysian Airlines	B737-800	Narrowbody	2011
49.	Malaysian Airlines	B737-800	Narrowbody	2011
50.	Malaysian Airlines	B737-800	Narrowbody	2011
51.	Malaysian Airlines	B737-800	Narrowbody	2011
52.	Nordavia Airline	B737-700	Narrowbody	2006
53.	Oman Air S.A.O.C.	B737-800	Narrowbody	2009
54.	Philippine Airlines	A321-200	Narrowbody	2014
55.	Philippine Airlines	A321-200	Narrowbody	2014

Lessee		Aircraft Type	Airframe Type	Date of Manufacture
56.	Philippine Airlines	A330-300	Widebody	2013
57.	Philippine Airlines	A330-300	Widebody	2013
58.	Philippines AirAsia	A320-200	Narrowbody	2007
59.	PT Batik Air	A320-200	Narrowbody	2017
60.	PT Lion Mentari	B737 MAX 8	Narrowbody	2017
61.	PT Lion Mentari	B737 MAX 8	Narrowbody	2017
62.	Shandong Airlines	B737-800	Narrowbody	2013
63.	Shandong Airlines	B737-800	Narrowbody	2013
64.	SpiceJet Ltd	B737-800	Narrowbody	2011
65.	SpiceJet Ltd	B737-800	Narrowbody	2010
66.	SpiceJet Ltd	B737-800	Narrowbody	2007
67.	TAROM S.A.	B737-800	Narrowbody	2017
68.	Thai AirAsia	A321neo	Narrowbody	2019
69.	Thai AirAsia	A320-200	Narrowbody	2010
70.	Transavia France	B737-800	Narrowbody	2008
71.	Transavia France	B737-800	Narrowbody	2008
72.	Transavia France	B737-800	Narrowbody	2007
73.	Transavia France	B737-800	Narrowbody	2007
74.	TUI Travel Aviation Finance	B737-800	Narrowbody	2010
75.	TUI Travel Aviation Finance	B737-800	Narrowbody	2010
76.	TUI Travel Aviation Finance	B737-800	Narrowbody	2010
77.	Vueling Airlines	A320-200	Narrowbody	2007
78.	Vueling Airlines	A320-200	Narrowbody	2007
79.	Yakutia	B737-800	Narrowbody	2002
80.	Off-lease(3)	B737-800	Narrowbody	2014
81.	Off-lease	B737-800	Narrowbody	2014
82.	Off-lease	B737-800	Narrowbody	2012
83.	Off-lease	B737-700	Narrowbody	2005
84.	Off-lease(4)	A330-200	Widebody	2001

(1)	Freighter.
(2)	Classified as an investment in finance lease.
(3)	Re-leased to Izhavia in February 2021.
(4)	One engine was sold in December 2020.

The following table presents the engines in our portfolio as of December 31, 2020:

Lessee		Engine Type	Date of Manufacture
1.	AirAsia Berhad	CFM56-5B4/3	2011
2.	AirAsia Berhad	CFM56-5B6/3	2011
3.	AirAsia Berhad	CFM56-5B4/3	2008
4.	AirAsia Berhad	CFM56-5B6/3	2008
5.	AirAsia Berhad	CFM56-5B6/P	2006
6.	AirAsia Japan	CFM56-5B6/3	2009
7.	Indonesia AirAsia	CFM56-5B6/3	2015

The following table summarizes the composition of our aircraft portfolio by manufacturer and aircraft type as of December 31, 2020:

Aircraft Manufacturer	Aircraft Type	Number of Aircraft
Airbus	A319-100	5
	A320-200(1)	24
	A321-200	3
	A321neo	1
	A330-200	1
	A330-300	2
	Total	36
Boeing	B737-700	4
	B737 MAX 8	2
	B737-800	36
	B777-200LRF	2
	B787-8	4
	Total	48
Total		84

(1)	Includes one aircraft classified as an investment in finance lease.

Our aircraft portfolio is composed of 72% narrowbody aircraft and 28% widebody aircraft, based on net book values as of December 31, 2020. Our narrowbody aircraft include Airbus A319, Airbus A320, Airbus A321, Airbus A321neo, Boeing 737 MAX 8, and next generation Boeing 737 aircraft families, which have historically enjoyed high worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are based on more routes around the world than any other airframe and thus have the largest installed base. Our widebody aircraft include Airbus A330 and next generation Boeing 777 (freighter) and Boeing 787 aircraft families.

The following table presents the composition of our aircraft portfolio based on airframe type as of December 31, 2020:

Airframe Type	Number of Aircraft
Narrowbody(1)	75
Widebody(2)	9
Total	84

(1)	Includes one aircraft classified as an investment in finance lease.
(2)	Includes two freighters.

Our Markets

Our aircraft and engines are leased under multi-year contracts to a diverse group of airlines throughout the world. The following table presents the distribution of our lease revenue from our portfolio by geographic region (dollars in thousands):

	Years ended
	2020		2019			2018
Europe:
Spain	$10,723	4%	$17,475	4%		17,267	4%
United Kingdom	5,897	2%	79,022	17	%(1)	31,259	8%
Other(2)	25,790	8%	34,807	7%		44,784	11%
Europe — Total	42,410	14%	131,304	28%		93,310	23%
Asia and South Pacific:
India	57,597	20%	103,422	22%		87,492	22%
Malaysia	55,987	19%	55,189	12%		26,748	7%
Indonesia	12,861	4%	32,882	7%		32,336	8%
China	20,348	7%	23,320	5%		21,103	5%
Philippines	25,757	9%	34,217	7%		35,009	9%
Other	17,623	6%	18,550	5%		18,756	4%
Asia and South Pacific — Total	190,173	65%	267,580	58%		221,444	55%
Mexico, South and Central America — Total	8,441	3%	5,425	1%		11,415	3%
North America:
United States	13,419	5%	16,267	4%		20,147	5%
Other	271	—	4,991	2%		6,242	2%
North America — Total	13,690	5%	21,258	5%		26,389	7%
Middle East and Africa:
Ethiopia	30,019	10%	30,019	6%		30,019	8%
Other	9,567	3%	9,431	2%		17,612	4%
Middle East and Africa — Total	39,586	13%	39,450	8%		47,631	12%
Total Lease Revenue	$294,300	100%	$465,017	100%		$400,189	100%

(1)	Includes end of lease income of $52.8 million from four lessees.
(2)	Includes $0.6 million, $0.6 million and $0.7 million of finance lease revenue in each of 2020, 2019 and 2018, respectively.

Our Leases

Lease Terms

All of our leases are on a “net” basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance. At December 31, 2020, we had 79 aircraft lease agreements (including one aircraft that was classified as an investment in finance lease) and seven engine lease agreements. 81 of these lease agreements had fixed lease rates and five had floating lease rates. Because all our lease agreements provide for regular payments over a period of years, we generally do not expect significant seasonality in our business.

Our portfolio is leased to 37 airlines in 23 countries, in both developed and emerging markets. Under our leases, the lessees agree to lease the aircraft or engines for a fixed term, although in some cases the lessees may have early termination or lease extension options. Our leases are scheduled to expire between 2021 and 2031 and have a weighted average remaining lease term of 4.7 years as of December 31, 2020.

The following table presents the scheduled lease maturity of the flight equipment in our portfolio as of December 31, 2020:

Year of Scheduled Lease Expiration	Narrowbody	Widebody	Engines	Total
Off-lease	4	1	—	5
2021	14	—	—	14
2022	16	—	6	22
2023	9	—	1	10
2024	7	—	—	7
2025	4(1)	2	—	6
2026	7	—	—	7
2027	2	2(2)	—	4
2028	4	3	—	7
2029	7	1	—	8
2030	—	—	—	—
2031	1	—	—	1
2032	—	—	—	—
Total	75	9	7	91

(1)	Includes one aircraft classified as an investment in finance lease.
(2)	Includes two freighters.

At December 31, 2020, we had 14 leases in our portfolio scheduled to expire in 2021, two of which were subject to a letter of intent for sale of aircraft. We also had five aircraft off-lease at December 31, 2020, one of which is subject to a lease agreement and one other which has been delivered to a new lessee in the first quarter of 2021. Subsequent to year end, two aircraft are subject to a letter of intent for re-lease of aircraft and 13 aircraft remain to be remarketed in 2021. We may have additional remarketings in 2021 if other leases are terminated prior to their scheduled expiry dates.

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

General. Each aircraft or engine generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or “wet lease” arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. As of December 31, 2020, none of our aircraft were subject to subleases.

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

During the year ended December 31, 2020, primarily beginning in April 2020, in connection with the impact of the COVID-19 pandemic on the aviation industry, we executed agreements with 16 lessees to defer their rent payment obligations for 37 aircraft totaling $64.0 million due to us over the life of the leases. These deferrals are for an average of nine months with approximately half of the deferrals to be repaid by the end of 2021. We have also agreed to lease restructurings with certain of our lessees.

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

We have experienced and may continue to experience lessee defaults as a result of the impact of the COVID-19 pandemic on our lessees, requiring us to repossess and remarket or dispose of aircraft or engines earlier than anticipated. In June 2020, Aeromexico entered bankruptcy proceedings and rejected its lease of one of our aircraft. We anticipate that another one of our lessees will return two widebody aircraft to us in 2021, prior to lease expiry.

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

From time to time, we may decide to dispose of our aircraft or engines at or before the expiration of their leases. In 2020, we sold eight aircraft. In addition, we sold three engines as the result of aircraft part outs.

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

The insurance market imposes a sub limit on each operator’s primary liability policy applicable to third-party war risk liability. This limit customarily does not exceed $250 million, upon which additional excess third party war liability coverage is then obtained in the London and the International Markets. U.S., Canadian and certain other non-European Community-based airlines have government war-risk insurance programs available in which they currently participate.

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

For the year ended December 31, 2020, we had net loss of $67.4 million, or diluted loss per share of $2.21. Net cash provided by operating activities for the year ended December 31, 2020 totaled $110.2 million. Net cash provided by investing activities was $93.8 million and net cash used in financing activities was $380.9 million for the year ended December 31, 2020.

AirAsia Transactions

On February 28, 2018, we agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia Group Berhad (“AirAsia”) and its affiliated airlines (the “AAGB”) as the aircraft deliver from the manufacturer (“Portfolio B”). The first of these aircraft delivered in the fourth quarter of 2019. We also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease (“Portfolio C”). We did not exercise our options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, we exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. The Portfolio C aircraft slated for delivery in 2020 were not delivered, and we do not expect the Portfolio C aircraft slated for delivery in 2021 to deliver in the next 12 months. Assuming the eight options exercised but not delivered are re-exercised at a future date, we have options remaining to purchase up to 17 Portfolio C aircraft delivering between 2021 and 2025. Due to the impact of COVID-19, we expect that the delivery of the Portfolio B and Portfolio C aircraft will be delayed substantially, and that no aircraft will deliver under either of these agreements in the next 12 months.

Sale of Aircraft to Horizon I, Horizon II, and Horizon III

On November 30, 2018, we agreed to sell 12 aircraft to Horizon Aircraft Finance I Limited and Horizon Aircraft Finance I LLC (together, “Horizon I”) for an aggregate base purchase price of $294.6 million, subject to adjustment based on rents and maintenance reserves in respect of the aircraft. We also purchased $5.7 million, or 4%, of the equity certificates issued by Horizon I Limited.

On July 2, 2019, we agreed to sell 12 aircraft to Horizon Aircraft Finance II Limited and Horizon Aircraft Finance II LLC (together, “Horizon II”) for an aggregate base purchase price of $359.6 million, subject to adjustment based on rents and maintenance reserves in respect of the aircraft. We also purchased $7.4 million, or 6%, of the equity certificates issued by Horizon II Limited.

On October 31, 2019, we agreed to sell six aircraft to Horizon Aircraft Finance III Limited and Horizon Aircraft Finance III LLC (together, “Horizon III”) for an aggregate base purchase price of $150.5 million, subject to adjustment based on rents and maintenance reserves in respect of the aircraft. We also purchased $3.1 million, or 3%, of the equity certificates issued by Horizon III Limited.

The equity certificates issued by Horizon I, Horizon II and Horizon III are subject to a seven-year lock-up agreement from the date of issuance. These aircraft were delivered to Horizon I, Horizon II and Horizon III in 2019 and 2020, and are serviced and managed by affiliates of BBAM LP, whose affiliates also manage and service our aircraft portfolio.

Market Conditions

The airline industry is cyclical, and subject to macroeconomic, geopolitical and other risks which may negatively impact airline profitability or create volatility in the aircraft leasing market. Global passenger air traffic grew and the airline industry was profitable in every year from 2012 to 2019. However, because of the continuing effects of the COVID-19 pandemic on air travel, global passenger air traffic and load factors declined significantly in 2020 with overall passenger traffic decreasing 66% and a global load factor of 64.8% for the year, a decline of nearly 18 percentage points. As of February 5, 2021, the International Air Transport Association (“IATA”) predicted that 2021 passenger traffic will only improve 50% above 2020 levels. Global air traffic demand is not expected to recover to pre-pandemic levels until at least 2024 with many airlines continuing to experience negative cash flows through most of 2021 and possibly beyond.

The COVID-19 pandemic has negatively impacted the financial health of some airlines and already has led some airlines to enter restructurings, including bankruptcy and similar proceedings. The longer the pandemic persists, the more material the ultimate effects on the financial health of airlines are likely to be. In addition, market lease rates for competing widebody and narrowbody aircraft may be adversely impacted due to the increased supply of aircraft. Finally, uncertainty about geopolitical events and pressures such as environmental impact concerns, Brexit and ongoing U.S.-China trade tensions could affect the economic health of airlines and the aircraft leasing market. These and other factors, known and unknown, may adversely affect the airline industry and the airline leasing market in 2021 and beyond.

Over the medium term, we believe world air traffic will recover, and coupled with airlines’ need to renew their fleets, will fuel demand for commercial aircraft and as a result will drive growth in the aircraft leasing market.

Impact of COVID-19 Pandemic on Operations

Fly and BBAM have implemented a comprehensive set of actions to support our operations during the COVID-19 pandemic. As of December 31, 2020, the principal offices of Fly and BBAM were closed in compliance with local shelter-in-place orders. BBAM continues to implement work-from-home policies and other measures intended to maintain the health and safety of employees and contractors and to support its, and our, operational needs until such orders and other restrictions are completely lifted.

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

It is likely that there will be negative effects of the COVID-19 pandemic that we cannot presently predict, including near term effects, which may have a material adverse effect on our results of operations, financial condition and cash flows. Due to worldwide government-imposed travel restrictions, significantly reduced flight schedules, and a severe decline in passenger demand for air travel, we have been in active discussions with our impacted lessees and we have entered into agreements to defer lease payments or restructure leases with some of our lessees. As a result, we anticipate that the decline in our cash rent collections and operating lease rental revenue will continue during the course of 2021 compared to the pre-COVID 19 operating environment. Our estimates of the amount of rent ultimately collectible from our lessees, which impacts revenue recognition, have a higher degree of uncertainty due to the COVID-19 pandemic, and these estimates could change in the near term. Further, the impact of COVID-19 on the airline industry may result in changes to our assumptions used to evaluate impairment of flight equipment, including the level of future rents, the residual value of the flight equipment and estimated downtime between re-leasing events.

During the year ended December 31, 2020, we recognized flight equipment impairment of $115.0 million related to two widebody and seven narrowbody aircraft, which reduced the cost basis of flight equipment. This impairment was principally driven by the expectation that the lessee of the two widebody aircraft would return the aircraft to us prior to lease expiry. We anticipate selling the narrowbody aircraft and have recorded the assets to their net realizable value. Fair value reflects the present value of the expected future cash flows, including residual value, discounted at an appropriate rate.

We also recorded a provision for uncollectible operating lease receivables of $4.0 million during the year ended December 31, 2020. Future changes to our assumptions, which could be caused by airline bankruptcies or otherwise, could result in further provisions for uncollectible operating lease receivables or impairment charges, and these charges could be material.

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

Impairment. Impairment analyses require the use of assumptions and estimates, including the level of future projected rents, the estimated residual value of the flight equipment to be realized upon sale at some future date, estimated downtime between re-leasing events, the amount of re-leasing costs and the discount rate utilized to calculate the present value of expected future cash flows.

We evaluate flight equipment for impairment at least annually or whenever events or circumstances indicate that the carrying amounts of such assets may not be recoverable. Our evaluation of impairment indicators includes, but is not limited to, recent transactions for similar aircraft or aircraft equipment, adverse changes in market conditions for specific aircraft or engine types, changes in third party appraisals of aircraft and aircraft equipment, and a significant decline in lease rates. When events or changes in circumstances exist, we perform a review for recoverability by comparing undiscounted future cash flows to their respective carrying amounts. The review for recoverability includes an assessment of currently contracted lease rates, future projected lease rates, re-leasing costs, estimated down time and estimated residual or scrap values of the aircraft on its eventual disposition.

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

If the sum of the expected future undiscounted cash flows without interest charges is less than the carrying amount of the asset, we will assess whether the carrying value of the flight equipment exceeds the fair value and an impairment loss is required. In that instance, an impairment loss is recognized equal to the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of the expected future cash flows, including residual value, discounted at an appropriate rate.

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

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income (loss), net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains or losses that are not highly effective in hedging the variability of expected cash flows of the hedged item or that do not qualify for hedge accounting treatment are recognized directly into income.

At the hedge’s inception and at least every reporting period thereafter, a formal assessment is performed to determine whether changes in cash flows of the derivative instrument have been highly effective in offsetting changes in the cash flows of the hedged items and whether they are expected to be highly effective in the future. We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) we determine that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the derivative instrument is carried at its fair market value on the balance sheet with changes in fair value recognized into current-period earnings. The remaining balance in accumulated other comprehensive income (loss) associated with the derivative that has been discontinued is not recognized in the income (loss) statement unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in earnings when earnings are affected by the hedged transaction.

Revenue Recognition and Rent Receivables

We principally lease flight equipment under operating leases. Revenues are recognized to the extent that it is probable that the economic benefits will flow to Fly and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, recognition is delayed until the criteria are met.

●
Operating lease revenue. We receive lease revenue from flight equipment under operating leases. Rental income from aircraft and aircraft equipment is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee to exercise an option to extend the lease for an additional term. Contingent rents are recognized as revenue when the contingency is resolved. We closely monitor changes in the collectibility assessment of our rent receivables. Revenue is not recognized when collection is not probable.

Changes to the timing of cash rent receipts, such as under rent deferral arrangements, do not generally affect the total amount of consideration to be received under the lease and therefore do not typically impact revenue recognition, provided we determine collection of rents is probable.

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

We recognize an uncertain tax benefit only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We have elected to classify interest on unpaid income taxes and penalties as a component of the provision (benefit) for income taxes. No interest on unpaid income taxes and penalties were incurred during each of the years ended December 31, 2020, 2019 and 2018.

New Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which amends its guidance on the impairment of financial instruments. The standard adds to U.S. GAAP an impairment model, known as the current expected credit loss model, that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes its estimate of lifetime expected credit losses as an allowance for most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, investment in finance leases and off-balance sheet credit exposures. The FASB believes the new accounting standard will result in more timely recognition of losses. The standard is applied on a modified retrospective approach. ASU 2016-13 does not apply to operating lease receivables. We adopted the guidance effective January 1, 2020. The adoption of the standard did not have a material effect on our consolidated financial statements.

In July 2018, the FASB issued new guidance to provide entities with relief from the costs of implementing certain aspects of ASU 2016-02, Leases, (Topic 842). Under a new transition method, entities can elect to not restate comparative periods presented in financial statements in the period of adoption. We adopted the guidance effective January 1, 2019 and elected the practical expedients and transition relief. Accordingly, the adoption did not result in any adjustment to our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the following disclosure requirements from Topic 820:

•	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy;

•	The policy for timing of transfers between levels; and

•	The valuation processes for Level 3 fair value measurements.

The following disclosure requirements were added to Topic 820:

•	The changes in unrealized gains and losses for the period included in other comprehensive income (loss) for recurring Level 3 fair value measurements at the end of the reporting period; and

•	The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

We adopted the guidance effective January 1, 2020. The adoption of the standard did not have a material effect on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASU 2020-04 provides optional expedients and exceptions to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. Modifications of contracts within the scope of Topics 310, Receivables, and 470, Debt, should be accounted for by prospectively adjusting the effective interest rate. Modifications of contracts within the scope of Topics 840, Leases, and 842, Leases, should be accounted for as a continuation of the existing contracts with no reassessments of the lease classification and the discount rate (for example, the incremental borrowing rate) or remeasurements of lease payments that otherwise would be required under those Topics for modifications not accounted for as separate contracts. Modifications of contracts do not require an entity to reassess its original conclusion about whether that contract contains an embedded derivative that is clearly and closely related to the economic characteristics and risks of the host contract under Subtopic 815-15, Derivatives and Hedging—Embedded Derivatives. Entities electing to utilize expedients are required to disclose the nature of and reason for their elections to apply expedients in each interim and annual financial statement period in the fiscal year of adoption. The optional amendments are available for all entities from March 12, 2020 through December 31, 2022. We have elected to apply the hedge accounting expedients effective April 1, 2020. The election did not have a material effect on our consolidated financial statements. We will continue to evaluate the impact of the guidance and may apply other elections as applicable.

In April 2020, the FASB issued a question-and-answer document regarding accounting for lease concessions related to the effects of the COVID-19 pandemic. The document provides that a company may elect to account for lease concessions as if those concessions existed regardless of whether the enforceable rights and obligations for the concessions explicitly exist in the contract. Consequently, an entity will not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance under Leases ASC 842, to those contracts. This election is available for concessions that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract. Both lessees and lessors may make this election. We have elected to apply the relief related to lease concessions effective April 1, 2020.

Operating Results

As of December 31, 2020, we had a portfolio of 84 aircraft and seven engines, of which 78 aircraft and seven engines were held for operating lease, one aircraft was classified as an investment in finance lease and five aircraft were off-lease. Subsequent to December 31, 2020, we delivered one of the off-lease aircraft to a new lessee.  As of December 31, 2019, we had a portfolio of 89 aircraft and seven engines, of which 81 aircraft and seven engines were held for operating lease, one aircraft was classified as an investment in finance lease, six aircraft were classified as flight equipment held for sale and one aircraft was off-lease.

During the year ended December 31, 2020, we acquired three aircraft. In addition, we sold eight aircraft and three part out engines for an aggregate gain on sale of aircraft of $36.0 million. During the year ended December 31, 2019, we sold 35 aircraft and recognized an aggregate gain on sale of aircraft of $97.3 million.

We classify flight equipment as held for sale when we commit to and commence a plan of sale that is reasonably expected to be completed within one year and satisfies other criteria. We recognize revenue from each aircraft until the date that such aircraft is delivered to the purchaser and cease to recognize depreciation as of the date the aircraft is classified as flight equipment held for sale. At December 31, 2020, we had no aircraft classified as flight equipment held for sale.

During the year ended December 31, 2020, we recognized flight equipment impairment of $115.0 million related to two widebody and seven narrowbody aircraft, which reduced the cost basis of flight equipment. This impairment was principally driven by the expectation that the lessee of the two widebody aircraft would return the aircraft to us prior to lease expiry.  We anticipate selling the narrowbody aircraft and have recorded the assets to their net realizable value. Fair value reflects the present value of the expected future cash flows, including residual value, discounted at an appropriate rate.

We receive lease revenue from flight equipment under operating leases. Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured. If the revenue amounts do not meet these criteria, recognition is delayed until the criteria is met. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when we determine that collection is not probable.

We maintain an allowance for uncollectible operating lease receivables for losses we estimate will arise from our lessees’ inability to make their required lease payments. We evaluate the collectability of rent receivables and determine the appropriate provision for uncollectible operating lease receivables based on historical experience and a review of specific lessees. During year ended December 31, 2020, we recorded a provision for uncollectible operating lease receivables of $4.0 million.

At December 31, 2020, we had 11 lessees, leasing a total of 19 aircraft and two engines, on non-accrual status, as we had determined that it was not probable that we would receive the economic benefits of the leases, principally due to (i) the lessees’ failure to pay rent and maintenance payments on a timely basis and (ii) our evaluation of the lessees’ financial condition. During the year ended December 31, 2020, we recognized $54.0 million of operating lease revenue from these lessees, and would have recognized $35.6 million of additional operating lease revenue had these lessees not been placed on non-accrual status.

As of December 31, 2019, we had three lessees, leasing a total of four aircraft, on non-accrual status. During the year ended December 31, 2019, we recognized $13.6 million of operating lease revenue from these lessees.

During the year ended December 31, 2020, primarily beginning in April 2020, we executed agreements with 16 lessees to defer their rent payment obligations for 37 aircraft totaling $64.0 million due to us over the life of the leases. These deferrals are for an average of nine months with approximately half of the deferrals to be repaid by the end of 2021. We have also agreed to lease restructurings with certain of our lessees.

Presented below are the rent deferrals granted and scheduled deferral repayments as of December 31, 2020. There can be no assurance that our lessees will make their payments in accordance with the deferral terms during the expected repayment periods or at all.

	Rent Deferrals Granted	Scheduled Deferral Repayments
	(Dollars in thousands)
2020	$53,998	$5,457
2021	9,983	24,514
2022	—	14,274
Thereafter	—	19,736
Total	$63,981	$63,981

We may grant additional payment deferrals and extend the periods of repayment, and if the financial conditions of our airline customers do not improve, we may agree to further restructurings with some of our lessees.

We therefore anticipate a continued decline in 2021 in our cash rent collections and operating lease revenue as compared to the pre-COVID-19 operating environment. From April to December 2020, we collected approximately 56% of our pre-deferral contracted rent.

Rental income from aircraft and aircraft equipment is recognized on a straight-line basis over the initial term of the respective lease. Changes to the timing of cash rent receipts, such as under rent deferral arrangements, do not generally affect the total amount of consideration to be received under the lease and therefore do not typically impact revenue recognition, provided that we determine collection of rents is probable.

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income (loss) of Fly for the years ended December 31, 2020 and 2019.

Consolidated Statements of Income (Loss) of Fly for the years ended December 31, 2020 and 2019

	Years ended		Increase/
	2020	2019	(Decrease)
	(Dollars in thousands)
Revenues
Operating lease revenue	$293,743	$464,399	$(170,656)
Finance lease revenue	557	618	(61)
Gain on sale of aircraft	36,003	97,323	(61,320)
Interest and other income	4,052	12,684	(8,632)
Total revenues	334,355	575,024	(240,669)
Expenses
Depreciation	129,561	140,798	(11,237)
Flight equipment impairment	115,000	—	115,000
Interest expense	103,292	137,133	(33,841)
Selling, general and administrative	30,902	35,304	(4,402)
Provision for uncollectible operating lease receivables	4,000	—	4,000
Loss on derivatives	1,648	2,720	(1,072)
Fair value loss on marketable securities	13,025	—	13,025
Loss on modification and extinguishment of debt	1,862	9,590	(7,728)
Maintenance and other costs	6,622	3,075	3,547
Total expenses	405,912	328,620	77,292
Net income (loss) before provision (benefit) for income taxes	(71,557)	246,404	(317,961)
Provision (benefit) for income taxes	(4,132)	20,527	(24,659)
Net income (loss)	$(67,425)	$225,877	$(293,302)

	Years ended		Increase/
	2020	2019	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$283,926	$391,142	$(107,216)
End of lease income	14,124	78,781	(64,657)
Amortization of lease incentives	(3,578)	(5,590)	2,012
Amortization of lease premiums, discounts & other	(729)	66	(795)
Total operating lease revenue	$293,743	$464,399	$(170,656)

For the year ended December 31, 2020, operating lease revenue totaled $293.7 million, a decrease of $170.7 million compared to the year ended December 31, 2019. The decrease was primarily due to (i) a decrease of $79.5 million in lease revenue from aircraft sold in 2019 and 2020, (ii) a decrease of $64.7 million from end of lease income recognized, (iii) a decrease of $35.6 million from lessees on non-accrual status, (iv) a decrease of $9.7 million from lower lease rates on lease extensions, lease restructurings and remarketings and (v) a decrease of $4.6 million in lease revenue related to leases with floating rate rents. The decrease was partially offset by (i) an increase in lease revenue of $22.8 million from aircraft purchased in 2019 and 2020 and (ii) a decrease of $2.0 million in lease incentive amortization.

During the year ended December 31, 2020, we sold eight aircraft and three part out engines recognizing an aggregate gain on sale of aircraft of $36.0 million. During the year ended December 31, 2019, we sold 35 aircraft recognizing an aggregate gain on sale of aircraft of $97.3 million.

Interest and other income totaled $4.1 million for the year ended December 31, 2020, a decrease of $8.6 million compared to the year ended December 31, 2019. The decrease was primarily due to (i) a decrease of $5.1 million in interest earned on deposits in bank accounts, (ii) a decrease of $1.2 million in income recognized from equity certificates and (iii) a decrease of $2.7 million in equity earnings from our unconsolidated subsidiary due to recognizing a gain on sale of its last aircraft in 2019. This decrease was partially offset by $0.8 million of interest accrued on rent deferrals in 2020.

Depreciation expense was $129.6 million for the year ended December 31, 2020, a decrease of $11.2 million compared the year ended December 31, 2019. The decrease was primarily due to a reduction in depreciation on aircraft sold in 2019 and 2020 and stoppage of depreciation on aircraft classified as flight equipment held for sale in 2019. This decrease was partially offset by depreciation on aircraft acquired in 2019 and 2020.

Flight equipment impairment was $115.0 million for the year ended December 31, 2020, related to two widebody and seven narrowbody aircraft, which reduced the cost basis of flight equipment. This impairment was principally driven by the expectation that the lessee of the two widebody aircraft would return the aircraft to us prior to lease expiry.  We anticipate selling the narrowbody aircraft and have recorded the assets to their net realizable value. Fair value reflects the present value of the expected future cash flows, including residual value, discounted at an appropriate rate. No flight equipment impairment was recognized during the year ended December 31, 2019.

Interest expense totaled $103.3 million for the year ended December 31, 2020, a decrease of $33.8 million compared to the year ended December 31, 2019. The decrease was primarily due to (i) $22.4 million reduction in interest resulting from debt repayments associated with aircraft sales, (ii) $9.8 million decrease due to scheduled debt paydowns and lower interest rates, (iii) $7.7 million resulting from the 2012 Term Loan refinancing in November 2019, (iv) $6.3 million resulting from the repayment of the Fly Acquisition III Facility in October 2019 and (v) $1.7 million decrease due to the repurchase and redemption of the 2021 Notes. The decrease was offset by (i) $11.4 million increase in swap interest expense and (ii) $2.7 million of interest expense for the 2020 Term Loan.

Selling, general and administrative expense was $30.9 million for the year ended December 31, 2020, a decrease of $4.4 million compared to the year ended December 31, 2019. The decrease was primarily due to (i) a decrease of $5.7 million in servicing and management fees paid to BBAM due to a decrease in fleet size and rental revenue and (ii) a decrease of $0.6 million in legal fees relating to fleet activity. The decrease was partially offset by an increase of $1.3 million in realized and unrealized foreign currency losses.

During the year ended December 31, 2020, we recorded a provision for uncollectible operating lease receivables of 4.0 million. We did not record any provision for uncollectible operating lease receivables during the year ended December 31, 2019.

During the year ended December 31, 2020, we recognized a net loss on derivatives of $1.6 million. The loss on derivatives is primarily due to a net loss on derivatives of $2.3 million on interest rate swap contracts and cross currency swap contract that no longer qualify for hedge accounting treatment. The loss was partially offset by a gain on derivatives of $0.5 million due to the dedesignation event of our cross currency swap as a cash flow hedge, causing a portion of unrealized gain to be reclassified from accumulated other comprehensive loss to gain on derivatives. For the year ended December 31, 2019, we recognized a gain on derivatives of $2.7 million, primarily due to interest rate swap contracts that no longer qualify for hedge accounting treatment due to debt repayments associated with aircraft sales and the early repayment of the Fly Acquisition III Facility.

For the year ended December 31, 2020, we recognized an unrealized fair value loss on marketable securities of $13.0 million related to the write down of our equity certificates to estimated fair value. After the write-down, the carrying value of our investment in equity certificates was reduced to $3.0 million as of December 31, 2020. We expect the fair value of our investment in equity certificates to remain volatile while the COVID-19 pandemic continues to affect the market for such securities.

During the year ended December 31, 2020, we incurred debt extinguishment costs totaling $1.9 million, of which $1.6 million were non-cash write-offs primarily due to (i) the repurchase and redemption of the 2021 Notes, (ii) repayment of one other aircraft secured borrowing and (iii) debt repayments associated with aircraft sales. During the year ended December 31, 2019, we incurred debt extinguishments costs totaling $9.6 million, of which $8.4 million were non-cash write-offs due to (i) debt repayments associated with aircraft sales, (ii) repayment of the Fly Acquisition III Facility, (iii) the redemption of the Securitization Notes and (iv) the repricing and extension of the 2012 Term Loan.

Maintenance and other costs were $6.6 million for year ended December 31, 2020, an increase of $3.5 million compared to the year ended December 31, 2019. The increase was primarily due to an increase in aircraft redelivery and storage costs, offset slightly by a decrease in legal costs relating to aircraft repossession.

Benefit for income taxes was $4.1 million for the year ended December 31, 2020. Provision for income taxes was $20.5 million for the year ended December 31, 2019. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. The effective tax rate was 5.8% and 8.3% for the years ended December 31, 2020 and 2019, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by us in different tax jurisdictions. During the year ended December 31, 2019, we also recorded a benefit for an interest payment made by a subsidiary that previously did not meet the recognition threshold. We utilized this benefit as group relief to offset income tax on repatriated earnings for which a deferred tax liability was previously recorded. In addition, during the year ended December 31, 2019, our expected Australian tax liability was reduced by $1.0 million.

A discussion of our Consolidated Statements of Income (Loss) for the years ended December 31, 2019 and 2018 is included in Item 5 “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 28, 2020, under the heading “— Operating Results”.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of disciplined fleet growth. In 2020, we spent $73.3 million to acquire flight equipment. In 2019, we spent $331.5 million to acquire flight equipment. In 2018, we spent approximately $1.1 billion to acquire 34 aircraft and seven engines. During the year ended December 31, 2020, we acquired three aircraft committed to before the start of the COVID-19 pandemic. Largely due to the pandemic and the deterioration in the aviation industry, we did not commit to acquire any additional aircraft after the onset of the pandemic.

We also have pursued opportunistic aircraft sales to rejuvenate our fleet. In 2020, we sold eight aircraft. In 2019, we sold 35 aircraft.

We finance our business with unrestricted cash, cash generated from flight equipment leases, aircraft sales and debt financings. At December 31, 2020, we had $132.1 million of unrestricted cash. We also had nine unencumbered aircraft with an aggregate book value of $179.8 million.

In recent years, our debt financing strategy has been to diversify our lending sources and to utilize both secured and unsecured debt financing. Unsecured borrowings provide us with greater operational flexibility. Secured, recourse debt financing enables us to take advantage of favorable pricing and other terms compared to secured non-recourse debt, which we also continue to utilize.

During the fourth quarter of 2020, we retired all $325 million of our 2021 Notes, which had an original maturity date of October 15, 2021.

On October 15, 2020, we consummated a $180.0 million secured term loan with a consortium of lenders (the “2020 Term Loan”). The 2020 Term Loan, which is secured by 11 aircraft, will mature on the earlier of (i) October 15, 2025 and (ii) the date falling 30 days prior to the maturity of our 2024 Notes if not redeemed. The 2020 Term Loan was issued at a discount of 4.5%. The 2020 Term Loan bears interest at LIBOR plus a margin of 6.00%, with a LIBOR floor of 1.00% and requires quarterly principal payments of 1.25% of the original loan amount. We received proceeds from the 2020 Term Loan, net of issue discount and expenses, in the amount of $168.3 million in the fourth quarter of 2020.

Our sources of operating cash flows are principally distributions and interest payments made to us by our subsidiaries. These payments by our subsidiaries may be restricted by applicable local laws and debt covenants.

We expect that, even with current market conditions, our liquidity is more than sufficient to satisfy our anticipated operational and other business needs over the next 12 months; however, we cannot assure you that operating cash flow will not be lower than we expect due to, for example, higher than expected deferral arrangements or payment defaults, or that we will continue to meet the financial covenants in certain of our debt facilities. As a consequence of entering into deferral agreements with our lessees, the rent collections under certain secured borrowings have been insufficient to cover the related debt service payments. As a result, we have made and expect that we will continue to make such payments from operating cash to cover any shortfall amounts. In addition, in 2020, we deposited approximately $7.6 million in cash maintenance reserves and security deposits into pledged accounts associated with aircraft financed under the Fly Aladdin Acquisition Facility.

Our liquidity plans are subject to a number of risks and uncertainties, including those related to the COVID-19 pandemic, as described under Item 3 “Key Information — Risk Factors” in this report.

Cash Flows of Fly for the years ended December 31, 2020 and 2019

We generated cash from operations of $110.2 million and $272.2 million for the years ended December 31, 2020 and 2019, respectively, a decrease of $162.0 million.

Cash provided by investing activities was $93.8 million and $481.4 million for the years ended December 31, 2020 and 2019, respectively. In 2020, we used $74.9 million of cash to purchase flight equipment. In 2019, we used (i) $320.0 million of cash to purchase flight equipment and (ii) $10.5 million to purchase equity certificates. In 2020, we sold eight aircraft and three part out engines for net cash proceeds of $187.2 million. In 2019, we sold 35 aircraft for net cash proceeds of $824.1 million. Payments for aircraft improvement totaled $17.4 million and $8.1 million for the years ended December 31, 2020 and 2019, respectively. Payments for lessor maintenance obligations totaled $0.5 million and $2.1 million for the years ended December 31, 2020 and 2019, respectively.

Cash used in financing activities was $380.9 million and $696.3 million for the years ended December 31, 2020 and 2019. In 2020, we (i) repurchased and redeemed our 2021 Notes totaling $325.0 million, (ii) made repayments on our secured borrowings totaling $229.8 million and (iii) used $6.5 million to repurchase 417,341 shares. These payments were partially offset by (i) net proceeds from secured borrowings of $171.9 million, (ii) net maintenance reserve receipts of $8.4 million, (iii) net security deposit receipts from our lessees of $3.7 million and (iv) debt issuance costs of $3.3 million. In 2019, we (i) made repayments on our secured borrowings totaling $699.0 million, largely in connection with aircraft sales, redemption of the Securitization Notes and repayment of the Fly Acquisition III Facility and (ii) used $32.9 million to repurchase 2,010,437 shares. These payments were partially offset by net maintenance reserve receipts of $38.2 million.

A discussion of our cash flows for the years ended December 31, 2019 and 2018 is included in Item 5 “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 28, 2020, under the heading “— Operating Results”.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives. We are not obligated to pay maintenance claims submitted by lessees who are in default under their lease agreement.

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

The significant decline in air travel as a result of the COVID-19 pandemic has resulted, and may continue to result, in lower utilization of our aircraft, which is likely to reduce future maintenance cash flows payable to us. However, we expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. In 2020, we received $21.6 million of maintenance payments from lessees and made maintenance payment disbursements of $13.2 million.

Share Repurchases

In August 2019, our board of directors approved a $50.0 million share repurchase program. Under this program, Fly was able to make share repurchases from time to time in the open market or in privately negotiated transactions. We suspended share repurchases in March 2020, and the program expired in September 2020. During the year ended December 31, 2020, Fly repurchased 417,341 shares at an average price of $15.57 per share, or $6.5 million, before commissions and fees. During the year ended December 31, 2019, Fly repurchased 2,010,437 shares at an average price of $16.29 per share, or $32.8 million, before commissions and fees.

Financing

We finance our business with unsecured and secured borrowings. As of December 31, 2020, we were not in default under any of our borrowings.

Unsecured Borrowings

On October 3, 2014, we sold $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”) maturing on October 15, 2021. The 2021 Notes were sold at par and we paid an underwriting discount totaling $5.7 million. During the fourth quarter of 2020, we repurchased $165.3 million of our 2021 Notes and redeemed the remaining outstanding principal balance of the 2021 Notes at par, together with the accrued and unpaid interest, on December 21, 2020. In connection with the repurchase and redemption of the 2021 Notes, we expensed approximately $1.0 million of debt extinguishment costs.

On October 16, 2017, we sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 (the “2024 Notes”). The net proceeds to us were approximately $294.2 million, after deducting the underwriters’ discounts and commissions and offering expenses paid by us.

The 2024 Notes are senior unsecured obligations of ours and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of ours. Interest on the 2024 Notes is payable semi-annually on April 15 and October 15 of each year. As of December 31, 2020, accrued interest on the 2024 Notes was $3.3 million. As of December 31, 2019, accrued interest on the 2021 Notes and the 2024 Notes totaled $7.7 million.

The 2024 Notes have a maturity date of October 15, 2024. On and after October 15, 2020, we may redeem the 2024 Notes, in whole or in part, at the redemption prices listed below, plus accrued and unpaid interest to the redemption date.

If redeemed during the 12-month period commencing on October 15 of the years set forth below:	Redemption Price
2020	102.625%
2021	101.313%
2022 and thereafter	100.000%

Pursuant to the indenture governing the 2024 Notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of our company and transactions with affiliates. We are also subject to certain operating covenants, including reporting requirements. Our failure to comply with any of the covenants under the indenture governing the 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2024 Notes obtain an investment grade rating.

The indenture governing the 2024 Notes contain customary events of default with respect to the notes of each series, including (i) default in payment when due and payable of principal or premium, (ii) default for 30 days or more in payment when due of interest, (iii) failure by us or any restricted subsidiary for 60 days after receipt of written notice given by the trustee or the holders of at least 25% in aggregate principal amount of the notes of such series then issued and outstanding to comply with any of the other agreements under the indenture, (iv) default in any of the aircraft owning entities in respect of obligations in excess of $50.0 million, which holders of such obligation accelerate or demand repayment of amounts due thereunder, (v) failure by us or any significant subsidiary to pay final judgments aggregating in excess of $50.0 million for 60 days after such judgment becomes final, subject to certain non-recourse exceptions, and (vi) certain events of bankruptcy or insolvency with respect to us or a significant subsidiary. As of December 31, 2020, we are not in default under the indenture governing the 2024 Notes.

Secured Borrowings

As of December 31, 2020, we had $1.7 billion aggregate principal amount outstanding on our secured borrowings.

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

As of December 31, 2020, we are not in default under any of our secured borrowings.

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

Nord LB Facility

As of December 31, 2020, we had $60.7 million principal amount outstanding under our non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by three aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits. The maturity date of the Nord LB Facility is May 14, 2021.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus a margin of 1.85%. Prior to November 14, 2018, the loans bore interest at one-month LIBOR plus a margin of 3.30%. As of December 31, 2020 and December 31, 2019, the blended weighted average interest rate for the facility was 2.00% and 3.59%, respectively, excluding the amortization of debt discounts and debt issuance costs.

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

2012 Term Loan

As of December 31, 2020, we had $363.0 million principal amount outstanding under our senior secured term loan (the “2012 Term Loan”), which was secured by 25 aircraft. Fly has guaranteed all payments under the 2012 Term Loan. The final maturity date of the 2012 Term Loan is August 9, 2025. The 2012 Term Loan can be prepaid in whole or in part at par.

The 2012 Term Loan bears interest at three-month LIBOR plus a margin of 1.75%. The weighted average interest rate on all outstanding amounts was 3.26% as of December 31, 2020, excluding the amortization of debt discounts and debt issuance costs. The 2012 Term Loan requires quarterly principal payments of $5.6 million.

In connection with the amendment completed in November 2019, we paid a one-time fee of 0.25% on the then outstanding principal amount to the 2012 Term Loan lenders and there was no prepayment penalty associated with this repricing.

The 2012 Term Loan requires that we maintain a maximum loan-to-value ratio (“LTV”) of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers on a semi-annual basis.
The 2012 Term Loan contains certain concentration limits with respect to types of aircraft which can be financed in the 2012 Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the acquisition, sale, removal or substitution of an aircraft. The 2012 Term Loan also includes certain customary covenants, including reporting requirements and maintenance of credit ratings.

An event of default under the 2012 Term Loan includes any of the aircraft owning entities defaulting in respect of obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

2020 Term Loan

On October 15, 2020, we entered into a $180.0 million senior secured term loan (the “2020 Term Loan”) with a consortium of lenders, which is secured by 11 aircraft. The 2020 Term Loan will mature on the earlier of (i) October 15, 2025 and (ii) the date falling 30 days prior to the maturity of the 2024 Notes if not redeemed. The 2020 Term Loan was issued at a discount of 4.5%. The 2020 Term Loan bears interest at LIBOR plus a margin of 6.00%, with a LIBOR floor of 1.00% and requires quarterly principal payments of 1.25% of the original loan amount. The 2020 Term Loan can be prepaid in whole or in part on or after October 15, 2021 without any prepayment premium. We have guaranteed all payments under the 2020 Term Loan.

The 2020 Term Loan includes certain customary covenants, including reporting requirements, maintenance of credit ratings and maintenance of insurance. The aggregate principal amount outstanding as measured on a quarterly basis must not exceed 70.0% of the lower of the mean or median of the half-life adjusted base values of the financed aircraft, as determined by three independent appraisers (the “LTV Test”). We are required to seek new appraisals semi-annually.

Upon the sale of an aircraft, we may substitute aircraft into the 2020 Term Loan subject to certain conditions. The substitute aircraft must have an appraised value equal to or greater than the aircraft removed from the 2020 Term Loan. In addition, we must be in compliance with specified concentration limits, including aircraft type, geographic and lessee concentration limits, as well as the LTV Test after such sale, removal or substitution.

Magellan Acquisition Limited Facility

As of December 31, 2020, we had $252.1 million principal amount outstanding in loans and notes under our term loan facility (the “Magellan Acquisition Limited Facility”), which was secured by nine aircraft. Fly has guaranteed all payments under this facility. The Magellan Acquisition Limited Facility has a maturity date of December 8, 2025.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum. The weighted average interest rate on all outstanding amounts was 3.95% as of December 31, 2020, excluding the amortization of debt discounts and debt issuance costs. The facility requires monthly principal payments of $2.2 million.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain (i) an interest coverage ratio and (ii) a LTV ratio of (a) 75% through December 8, 2020, (b) 70% from December 9, 2020 through December 8, 2022, (c) 65% from December 9, 2022 through December 8, 2024 and (d) 60% thereafter. The LTV is based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers on an annual basis. Upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into pledged accounts. Also, upon the occurrence of a breach of the interest coverage ratio or the LTV ratio and certain other events, all cash collected will be applied to repay the outstanding principal balance of the loans and notes until such breach is cured. The LTV ratio was breached on the payment date falling in January 2021 triggering a cash sweep under the facility.

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

Fly Acquisition III Facility

On October 22, 2019, we paid in full the outstanding principal balance under a revolving credit facility (the “Fly Acquisition III Facility”) with an original maturity date of February 26, 2020. We paid commitment fees of 0.50% to 0.75% per annum to the lenders on the undrawn amount of their commitments during the availability period under the Fly Acquisition III Facility, which expired on February 26, 2019.

The interest rate under the facility was based on one-month LIBOR plus an applicable margin of (i) 2.00% through February 26, 2019 and (ii) 2.50%, from February 27, 2019 through the repayment date of the facility.

Fly Aladdin Acquisition Facility

As of December 31, 2020, we had an aggregate of $229.6 million principal amount outstanding of Series B loans under our term loan facility (the “Fly Aladdin Acquisition Facility”), which were secured by 14 aircraft. Series B loans have a final maturity date of June 15, 2023. During the year ended December 31, 2019, we repaid Series A loans in full and a portion of Series B loans and expensed approximately $2.6 million of debt extinguishment costs.

The interest rate on Series B loans is based on three-month LIBOR, plus an applicable margin of 1.80% per annum. The weighted average interest rate on all outstanding amounts was 4.83% as of December 31, 2020, excluding the amortization of debt discounts and debt issuance costs. We make scheduled quarterly payments of principal and interest on the loans in accordance with a fixed amortization schedule.

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

The facility contains operating covenants, including covenants that the borrowers maintain a (i) debt service coverage ratio of at least 1.15:1.00, (ii) that 85% of aircraft financed under the facility (a) are on lease, (b) have been subject to a lease in the previous six months or (c) are subject to a letter of intent for a re-lease or sale (the “utilization test”) and (iii) LTV ratio of (a) 68% through December 14, 2020, (b) 65% from December 15, 2020 through June 14, 2021, (c) 63.5% from June 15, 2021 through December 14, 2021, (d) 62% from December 15, 2021 through June 14, 2022, (e) 60% from June 15, 2022 through December 14, 2022 and (f) 58% thereafter. The utilization test and LTV ratio are based on the average of the half-life adjusted current market value of all financed aircraft as determined by three independent appraisers on a semi-annual basis.

Upon the occurrence of (i) a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, (ii) an event of default that is continuing under the Fly Aladdin Acquisition Facility, or (iii) a default under any mortgage, indenture or instrument under which there is issued, or which secures or evidences, any recourse indebtedness of ours in an aggregate principal amount exceeding $50.0 million, we will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Also, upon the occurrence of a breach, on any payment date, of the LTV ratio and certain other events, all cash collected will be applied to repay the outstanding principal balance of the Series B loans until such breach is cured. The LTV ratio was breached in the third quarter of 2020. As a consequence of entering into deferral agreements with our lessees, in the fourth quarter of 2020, the debt service coverage ratio was breached for two consecutive quarterly payment dates, requiring us to deposit approximately $7.6 million in cash maintenance reserves and security deposits received under the associated leases into pledged accounts.

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

Fly Aladdin Engine Funding Facility

As of December 31, 2020, we had $40.6 million principal amount outstanding under a term loan facility (the “Fly Aladdin Engine Funding Facility”), which was secured by seven engines. Fly has guaranteed all payments under this facility. The loans have maturity dates ranging from December 31, 2021 to April 30, 2022.

In October 2018, we drew down $43.9 million under the Fly Aladdin Engine Funding Facility and paid up-front fees of approximately $0.4 million.

The interest rate for the borrowings is based on an applicable margin of 1.90% per annum over a fixed swap rate and ranges from 4.94% to 4.96% per annum, per engine. The weighted average interest rate on all outstanding amounts was 4.95% as of December 31, 2020, excluding the amortization of debt discounts and debt issuance costs. We are required to make scheduled monthly payments of principal and interest in accordance with an amortization schedule.

The loans are secured by the engines and related leases and our equity and beneficial interests in the engine owning entities. The Fly Aladdin Engine Funding Facility contains customary covenants. A violation of any of these covenants could result in a default under the Fly Aladdin Engine Funding Facility.

Other Aircraft Secured Borrowings

We have entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of December 31, 2020, we had $543.0 million principal amount outstanding of other aircraft secured borrowings, which were secured by 13 aircraft. Of this amount, $279.1 million was recourse to Fly. The weighted average interest rate on all outstanding amounts was 3.21% as of December 31, 2020, excluding the amortization of debt discounts and debt issuance costs.

During the year ended December 31, 2020, we paid off one of our other aircraft secured borrowings of $61.0 million and expensed approximately $0.5 million of debt extinguishment costs.

These borrowings are structured as individual loans secured by pledges of our rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from March 2021 to June 2028.

Capital Expenditures

During the year ended December 31, 2020, we purchased flight equipment for an aggregate of $73.3 million. During the year ended December 31, 2019, we purchased flight equipment for an aggregate of $331.5 million. During the year ended December 31, 2018, we purchased flight equipment for an aggregate of $1.1 billion, including an allocated portion of such purchase price to the Portfolio B orderbook value.

We expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft. As of December 31, 2020, the weighted average age of our aircraft portfolio was 8.4 years.

On February 28, 2018, we agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia Group Berhad and its affiliated airlines as the aircraft deliver from the manufacturer (“Portfolio B”). The first of these aircraft delivered in the fourth quarter of 2019. We also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease (“Portfolio C”). We did not exercise our options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, we exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. The Portfolio C aircraft slated for delivery in 2020 were not delivered, and we do not expect the Portfolio C aircraft slated for delivery in 2021 to deliver in the next 12 months. Assuming the eight options exercised but not delivered are re-exercised at a future date, we have options remaining to purchase up to 17 Portfolio C aircraft delivering between 2021 and 2025. Due to the impact of COVID-19, we expect that the delivery of the Portfolio B and Portfolio C aircraft will be delayed substantially, and that no aircraft will deliver under either of these agreements in the next 12 months. We expect to fund aircraft acquisitions using cash on hand and secured borrowings.

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

We continuously re-evaluate our risk related to the RVGs based on several factors, including the estimated future base value of the aircraft based on third-party appraisals and information on similar aircraft remarketing in the secondary market. As of December 31, 2020, no liability was recorded related to these RVGs. If we were required to pay the full aggregate amount of our outstanding RVGs and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure as of December 31, 2020 would have been $82.5 million.

The RVGs contain covenants requiring us to post cash collateral in an aggregate amount of $23.0 million as security for our obligations upon the occurrence of certain corporate events, including a change in control, a downgrade in our corporate family rating beyond a specified threshold, or a sale of all or substantially all of our assets.

Contractual Obligations

Our long-term contractual obligations as of December 31, 2020 consisted of the following (in thousands):

	2021	2022	2023	2024	2025	Thereafter	Total
Principal payments:

Principal payment under the 2024 Notes	—	—	—	300,000	—	—	300,000
Principal payments under the Nord LB Facility	60,667	—	—	—	—	—	60,667
Principal payments under the 2012 Term Loan	22,404	22,404	22,404	22,404	273,344	—	362,960
Principal payments under the 2020 Term Loan	9,000	9,000	9,000	9,000	144,000	—	180,000
Principal payments under the Magellan Acquisition Limited Facility	26,542	26,542	26,542	26,542	145,975	—	252,143
Principal payments under the Aladdin Acquisition Facility	23,331	24,453	181,860	—	—	—	229,644
Principal payments under the Aladdin Engine Funding Facility	32,106	8,534	—	—	—	—	40,640
Principal payments under Other Aircraft Secured Borrowings	87,246	80,283	156,538	70,830	51,756	96,349	543,002
Total principal payments	261,296	171,216	396,344	428,776	615,075	96,349	1,969,056
Interest payments:
Interest payments under the 2024 Notes	15,750	15,750	15,750	12,469	—	—	59,719
Interest payments under secured borrowings (1)	45,292	39,653	32,286	25,512	18,441	4,248	165,432
Total interest payments	61,042	55,403	48,036	37,981	18,441	4,248	225,151
Payments to our Manager under our management agreement (2)	6,889	6,889	6,889	6,889	6,889	31,004	65,449
Payments to BBAM under our servicing agreements (3)	12,095	10,641	8,676	7,951	6,940	11,705	58,008
Total	$341,322	$244,149	$459,945	$481,597	$647,345	$143,306	$2,317,664

(1)	For variable rate borrowings based on LIBOR plus the applicable margin, LIBOR is assumed to remain at the current rate in effect at year end through the term of the loan.

(2)	Assumes automatic extension for one additional term of five years to June 30, 2030. Also assumes the net book value of aircraft at December 31, 2020 remains constant in future periods.

(3)	Amounts in the table reflect the application of these servicing fees to our aircraft at December 31, 2020.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is West Pier Business Campus, Dun Laoghaire, County Dublin, A96 N6T7, Ireland. Our telephone number at that address is +353 1 231-1900.

Name	Age	Position
Colm Barrington	75	Chief Executive Officer and Director
Julie G. Ruehl	55	Chief Financial Officer
Joseph M. Donovan	66	Director and Chairman
Erik G. Braathen	65	Director
Eugene McCague	62	Director
Robert S. Tomczak	59	Director
Susan M. Walton	60	Director
Steven Zissis	61	Director

Colm Barrington has been our chief executive officer and a member of our board of directors since May 2007. Mr. Barrington has over 50 years of experience in the global aviation industry, having started his aviation career in 1967 at Ireland’s national airline, Aer Lingus. In 1979, he joined GPA Group plc where he held various senior positions, including chief operating officer. In 1993, Mr. Barrington oversaw the successful integration of GPA Group plc and GE Capital Aviation Services (GECAS). In 1994, he joined Babcock & Brown Limited working in aircraft and lease management and arranging cross border lease financings of commercial aircraft. In September 2015, Mr. Barrington retired after seven years as the non-executive Chairman of the Board of Directors of Aer Lingus plc, following the sale of Aer Lingus to International Consolidated Airlines Group (IAG). Mr. Barrington is a non-executive director of Hibernia REIT plc and is Vice Chairman and a non-executive director of Finnair plc. Mr. Barrington received a BA and an MA in Economics from University College Dublin and a public administration degree from the Institute of Public Administration, also in Dublin.

Julie G. Ruehl has been our chief financial officer since August 2017. Prior to joining FLY, Ms. Ruehl previously served as the Vice President and Chief Accounting Officer for Big Heart Pet Brands and for its predecessor, Del Monte Corporation. Prior to that she was in a senior financial position with Sanmina Corporation, a global provider of electronics manufacturing services, and previously served as an Audit Partner at Arthur Andersen LLP. Ms. Ruehl graduated cum laude from Louisiana State University with a bachelor of science degree in Accounting.

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

Erik G. Braathen has been a member of our board of directors since June 2007. Mr. Braathen has been the chief executive of Ojada AS, a privately owned investment company, since 1999. Prior to joining Ojada AS, Mr. Braathen was the chief executive officer of Braathens ASA where he gained extensive experience in the airline industry from 1986 to 1999. Mr. Braathen is a member of the board of directors of Cenzia AS. Mr. Braathen is Chairman of the boards of directors of Holmen Fondsforvaltning, Sayonara AS, Ojada AS, Okana AS, Onida AS, BB Computerteknikk and Flyr AS. Mr. Braathen has a Master of International Management from AGSIM, Phoenix Arizona, and a Bachelor of Arts & Economics from the University of Washington, Seattle, Washington.

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

Susan M. Walton has been a member of our board of directors since June 2007. Ms. Walton is currently a Director and trustee for Bernhard Baron Cottage Homes, a charity providing residential care for the elderly, and a Director and trustee of Raystede Animal Sanctuary. Until November 2020, Ms. Walton was Chairman (having served nine years as CEO) of Pestalozzi International Foundation. Prior thereto, she had been a Sub-Regional Director of the environmental charity Groundwork London and before that the Chief Executive of Hampshire & Isle of Wight Wildlife Trust (“HWT”), a leading wildlife conservation charity in England. Prior to joining HWT in 2006, she served as General Manager — Structured Finance and Export Credit, for Rolls-Royce Capital Limited for nine years. Ms. Walton was also a Principal at Babcock & Brown from 1989 to 1997 where she was responsible for producing and implementing Babcock & Brown’s annual European Aerospace marketing plan. Ms. Walton acts as a mentor for East Sussex Charity Mentors and for the Association of Chief Executives of Voluntary Organisations. Ms. Walton holds a degree in Environmental Conservation from Birkbeck College, University of London.

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

We paid to our directors aggregate cash compensation of $0.6 million for services rendered in 2020. We do not have a retirement plan for our directors.

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

We have a 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. We have issued all shares available under the 2010 Plan. At December 31, 2020, there were 14,025 SARs outstanding and exercisable. We satisfy SAR exercises with newly issued ADSs.

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

The table below sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as of February 16, 2021:

	Shares Beneficially Owned
Name	Number	Percent
AirAsia Group Berhad (1)	3,333,333	10.9%
Onex Corporation (2)	3,110,143	10.2%
Donald Smith & Co., Inc. (3)	2,774,196	9.1%
GIC Private Limited (4)	1,928,831	6.3%
Morgan Stanley (5)	1,901,809	6.2%
Summit Aviation Partners LLC (6)	1,793,625	5.9%

(1)
The information above and in this footnote is based on information taken from the Schedule 13G filed by AirAsia Group Berhad with the SEC on September 4, 2018. AirAsia Group Berhad has sole voting and dispositive power over 3,333,333 ADSs.

(2)
The information above and in this footnote is based on information taken from the Schedule 13G/A filed by Onex Corporation, Onex Partners III GP LP, Onex Partners GP Inc., Onex US Principals LP, Onex American Holdings GP LLC, Onex Private Equity Holdings LLC, Onex Partners III PV LP, Onex Partners III Select LP, Onex Partners III LP, Meridian Aviation Partners Limited, Onex ATR S.a.r.l., ATR Aviation Holdings I Corporation, Onex Partners III International LP, Onex Partners III International GP LP, Onex Partners III International GP LLC, Onex Partners Canadian GP Inc., New PCo II Investments Ltd., and Gerald W. Schwartz (collectively, the “Onex Reporting Persons”) with the SEC on February 13, 2020. Onex Corporation has shared voting and dispositive power over 3,094,399 ADSs. Onex Partners III GP LP and Onex Partners GP Inc. have shared voting and dispositive power over 1,806,537 ADSs. Onex US Principals LP, Onex American Holdings GP LLC and Onex Private Equity Holdings LLC have shared voting and dispositive power over 5,241 ADSs. Onex Partners III PV LP has shared voting and dispositive power over 21,746 ADSs. Onex Partners III Select LP has shared voting and dispositive power over 5,517 ADSs. Onex Partners III LP has shared voting and dispositive power over 1,715,470 ADSs. Each of Meridian Aviation Partners Limited, Onex ATR S.a.r.l., ATR Aviation Holdings I Corporation, Onex Partners III International LP, Onex Partners III International GP LP, Onex Partners III International GP LLC and Onex Partners Canadian GP Inc. has shared voting and dispositive power over 666,667 ADSs. New PCo II Investments Ltd. has shared voting and dispositive power over 15,744 ADSs.  Gerald W. Schwartz has shared voting and dispositive power over 3,110,143 ADSs.

(3)
The information above and in this footnote is based on information taken from the Schedule 13G filed by Donald Smith & Co., Inc., DSCO Value Fund, L.P., Jon Hartsel, Kamal Shah, and John D. Piermont with the SEC on February 11, 2021. Donald Smith & Co., Inc. has sole voting power over 2,730,447 ADSs and sole dispositive power over 2,745,147 ADSs. DSCO Value Fund, L.P. has sole voting power over 17,349 ADSs and sole dispositive power over 17,349 ADSs. Jon Hartsel has sole voting power over 6,000 ADSs and sole dispositive power over 6,000 ADSs. Kamal Shah has sole voting power over 2,500 ADSs and sole dispositive power over 2,500 ADSs. John D. Piermont has sole voting power over 3,200 ADSs and sole dispositive power over 3,200 ADSs.

(4)
The information above and in this footnote is based on information taken from the Schedule 13G/A filed by GIC Private Limited and Coral Blue Investment Pte. Ltd. on February 12, 2021. GIC Private Limited and Coral Blue Investment Pte. Ltd have shared voting and dispositive power over 1,928,831 ADSs.

(5)
The information above and in this footnote is based on information taken from the Schedule 13G/A filed by Morgan Stanley and Morgan Stanley Capital Services LLC with the SEC on February 11, 2021. Morgan Stanley has shared voting power over 1,828,678 ADSs and shared dispositive power over 1,901,809 ADSs.  Morgan Stanley Capital Services LLC has shared voting power over 1,805,543 ADSs and shared dispositive power over 1,805,543 ADSs.

(6)
The information above and in this footnote is based on information taken from the Schedule 13D/A filed by Steven Zissis, Zissis Family Trust, Summit Aviation Partners LLC and SZ Services Puerto Rico LLC (the “Summit Reporting Persons”) with the SEC on July 20, 2018, and from information independently provided to us by the Summit Reporting Persons. Steven Zissis and Zissis Family Trust have shared voting and dispositive power over 1,793,625 ADSs. Summit Aviation Partners LLC has shared voting and dispositive power over 1,610,717 ADSs. SZ Services Puerto Rico LLC has shared voting and dispositive power over 182,908 ADSs.

All ADS holders have the same voting rights.

As of February 22, 2021, 7,388,063 of our ADSs were held by 19 holders of record in the United States, not including ADSs held of record by Depository Trust Company, or DTC. As of February 22, 2021, DTC was the holder of record of 23,093,006 ADSs. To the best of our knowledge, 1,631,910 were beneficially owned by holders with U.S. addresses.

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

In connection with the repayment of the Fly Acquisition III Facility in October 2019, Fly Acquisition III Limited terminated its servicing agreement with respect to aircraft financed by the facility. See “Servicing Agreements — All Other Aircraft and Aviation Assets Acquired – Servicing Agreement.”

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

Acquisition and Disposition Fees and Change of Control Fees. We generally pay our Manager a fee for each acquisition or sale of aircraft or other aviation assets equal to 1.5% of the gross acquisition cost in respect of acquisitions or the aggregate gross proceeds in respect of dispositions. From time to time, we and our Manager have agreed to modify acquisition and disposition proceeds in connection with the purchase or sale of aircraft portfolios.

We will be required to pay our Manager a fee equal to 1.5% of our enterprise value upon a change of control of our company, which includes the acquisition of more than 50% of our common shares or the acquisition of all or substantially all of our assets.

In 2020, we paid our Manager acquisition fees of $1.1 million in connection with the purchase of three aircraft. In 2019, we paid our Manager acquisition fees of $5.0 million in connection with the purchase of 11 aircraft. In 2018, we paid our Manager acquisition fees of $16.1 million in connection with the purchase of 34 aircraft and seven engines.

Administrative Agency Fees. The administrative agency fee payable with respect to the Securitization Notes was $20,000 per month, subject to an annual CPI adjustment, prior to the redemption of the Securitization Notes in March 2019.

In 2019 and 2018, we paid the Manager administrative agency fees totaling $0.1 million and $0.2 million, respectively, which amounts were credited toward servicing fees paid pursuant to the servicing agreement between B&B Air Funding and BBAM.

Ancillary Management and Administrative Services

We may pay to our Manager such additional fees for any ancillary management and administrative services provided by our Manager to us from time to time as we and our Manager agree to before the ancillary management and administrative services are provided. We did not pay any ancillary management and administrative services fee to our Manager in 2020, 2019 or 2018.

Credit for Servicing Fees Paid

Base fees and rent fees paid to BBAM under our servicing agreements and administrative services fees paid to our Manager under the administrative services agreements are credited toward (and thereby reduce) the base and rent fees payable to our Manager as described above under “— Fees and Expenses — Management and Administrative Services — Base and Rent Fees” and “— Fees and Expenses — Management and administrative Services — Administrative Agency Fees.” Similarly, sales fees paid to BBAM under our servicing agreements in respect of aircraft dispositions are credited toward (and thereby reduce) the fee payable to our Manager in connection with dispositions as described above under “— Fees and Expenses — Management and administrative Service — Acquisition and Disposition Fees and Change of Control Fees.” See “Servicing Agreements.”

Break Fees

Our Manager is entitled to one-third of the value of any break, termination or other similar fees received by us (with such value to be reduced by any third-party costs incurred by or on behalf of us or by our Manager on behalf of us in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by us in any aircraft or other aviation assets. We did not pay any break fees to our Manager in 2020, 2019 or 2018.

Expenses of the Manager

We pay an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to us. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of our aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of our aircraft portfolio in excess of $2.0 billion, with a minimum annual management fee of $5.0 million. The management fee is subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year. For the years ended December 31, 2020, 2019 and 2018, we incurred management fees of $7.8 million, $9.6 million and $7.3 million, respectively.

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

●	BBAM Aviation Services Limited or one of its affiliates ceases to hold (directly or indirectly) more than 50% of the voting equity of, and economic interest in, our Manager;

●
our Manager becomes subject to bankruptcy or insolvency proceedings that are not discharged within 75 days, unless our Manager is withdrawn and replaced within 90 days of the initiation of such bankruptcy or insolvency proceedings with an affiliate of BBAM that is able to make correctly the representations and warranties set out in the Management Agreement;

●
our Manager voluntarily commences any proceeding or files any petition seeking bankruptcy, insolvency, receivership or similar law, or makes a general assignment for the benefit of its creditors, unless our Manager is withdrawn and replaced within 15 days with an affiliate of BBAM that is able to make correctly the representations and warranties set out in the Management Agreement; or

●
an order is made for the winding up of our Manager, unless our Manager is withdrawn and replaced within 15 days with an affiliate of BBAM that is able to make correctly the representations and warranties set out in the Management Agreement.

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

If our Manager terminates the Management Agreement upon the occurrence of any of the above, we will pay our Manager a fee as follows: (i) during the first five year term, an amount equal to three times the aggregate Management Expense Amount in respect of the last complete fiscal year prior to the termination date; (ii) during the second five year term, an amount equal to two times the aggregate Management Expense Amount in respect of the last complete fiscal year prior to the termination date; and (iii) during the third five year term, an amount equal to the aggregate Management Expense Amount in respect of the last complete fiscal year prior to the termination date. Upon the termination of the Management Agreement, we will redeem all of the manager shares for their nominal value.

Conflicts of Interest

Nothing in the Management Agreement restricts BBAM or any of its affiliates or associates from:

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

Pursuant to the servicing agreements that governed the aircraft financed by the Securitization Notes and the Fly Acquisition III Facility, BBAM was entitled to receive (i) a rent fee equal to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month and (ii) a sales fee of 1.5% of the aggregate gross proceeds in respect of any aircraft sold. BBAM was also entitled to (i) an administrative agency fee of $20,000 per month, subject to an annual CPI adjustment, in connection with the Securitization Notes and (ii) an administrative fee of $10,000 per month under the Fly Acquisition III Facility. With the redemption of the Securitization Notes in March 2019 and the repayment of the Fly Acquisition III Facility in October 2019, the servicing agreements with BBAM were terminated.

With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per aircraft per month. Under the 2012 Term Loan, the 2020 Term Loan, the Magellan Acquisition Limited Facility and the Fly Aladdin Acquisition Facility, BBAM is also entitled to an administrative fee of $10,000 per month. Under the Fly Aladdin Engine Funding Facility, BBAM is entitled to receive a servicing fee equal to 3.5% of monthly rents actually collected and an administrative fee equal to $1,000 per month.

For the years ended December 31, 2020, 2019 and 2018, BBAM received servicing and administrative fees totaling $11.5 million, $15.4 million and $15.8 million, respectively.

For the years ended December 31, 2020, 2019 and 2018, we incurred disposition fees of $3.4 million, $15.4 million and $3.1 million, respectively, in connection with the sales of aircraft.

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

Dividends

No dividends were paid in 2020, 2019 or 2018.

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

Material Contracts

The following is a list of material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, preceding the date of this Annual Report:

1)	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited. See Item 5 “Liquidity and Capital Resources—Financing— Term Loan.”

2)	Form of Director Service Agreement between Babcock & Brown Air Limited and each director thereof. See Item 6. “Directors, Senior Management and Employees.”

3)	Fly Leasing Limited Omnibus Incentive Plan.

4)	Form of Stock Appreciation Right Award Agreement.

5)	Form of Servicing Agreement among BBAM US LP, BBAM Aviation Services Limited and each company thereof. See Item 7 “Related Party Transactions — Servicing Agreement.”

6)
Amended and Restated Fly Leasing Limited Management Agreement dated as of December 28, 2012, between Fly Leasing Limited and Fly Leasing Management Co. Limited. See Item 7 “Related Party Transactions — Management Agreement.”

7)	Servicing Agreement dated as of October 15, 2020 among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited. See Item 7 “Related Party Transactions — Servicing Agreement.”

8)
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

9)	Indenture dated December 11, 2013, between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Unsecured Borrowing.”

10)
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

12)
Second Supplemental Indenture, dated as of October 3, 2014, between Fly Leasing Limited and Wells Fargo Bank, National Association. See Item 5 “Liquidity and Capital Resources—Financing—Unsecured Borrowing.”

13)
Amendment to Credit Agreement, dated as of April 22, 2015, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. See Item 5 “Liquidity and Capital Resources—Financing— 2012 Term Loan.”

14)
First Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated June 19, 2015, between Fly Leasing Limited and Fly Leasing Management Co. Limited. See Item 7 “Related Party Transactions — Management Agreement.”

15)
Aircraft Mortgage and Security Agreement dated as of August 9, 2012, among Fly Funding II S.a.r.l., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, The Initial Intermediate Lessees, The Initial Lessor Subsidiaries, The Additional Grantors Referred to Therein and Wells Fargo Bank Northwest, National Association. See Item 5 “Liquidity and Capital Resources—Financing— 2012 Term Loan.”

16)
Second Amendment to Credit Agreement, dated as of October 19, 2016, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. See Item 5 “Liquidity and Capital Resources—Financing— 2012 Term Loan.”

17)
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

20)	Servicing Agreement dated as of December 8, 2017, among BBAM US LP, BBAM Aviation Services Limited and Magellan Acquisition Limited. See Item 7 “Related Party Transactions — Management Agreement.”

21)
Third Amendment to Credit Agreement, dated as of April 28, 2017, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. See Item 5 “Liquidity and Capital Resources—Financing—2012 Term Loan.”

22)
Fourth Amendment to Credit Agreement, dated as of November 1, 2017, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. See Item 5 “Liquidity and Capital Resources—Financing—2012 Term Loan.”

23)
Facility Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Magellan Acquisition Limited.”

24)
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

27)	Guaranty [Fly 2017A Term Loan] dated December 8, 2017 by Fly Leasing Limited. See Item 5 “Liquidity and Capital Resources—Financing—Magellan Acquisition Limited.”

28)
Share Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited, Fly Leasing Limited and AirAsia Berhad. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

29)
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

33)	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Meridian Aviation Partners Limited. See Item 7, “Major Shareholders and Related Party Transactions.”

34)	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Summit Aviation Holdings LLC. See Item 7, “Major Shareholders and Related Party Transactions.”

35)	Registration Rights Agreement, dated July 13, 2018, among Fly Leasing Limited and shareholders named therein. See Item 7, “Major Shareholders and Related Party Transactions.”

36)	Subscription Agreement, dated July 18, 2018, among Fly Leasing Limited, AirAsia Group Berhad and AirAsia Berhad. See Item 7, “Major Shareholders and Related Party Transactions.”

37)	Registration Rights Agreement, dated July 18, 2018, between Fly Leasing Limited and AirAsia Group Berhad. See Item 7, “Major Shareholders and Related Party Transactions.”

38)
Fly SPA Amendment Agreement (No. 1) dated July 11, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad. See Item 5, “Operating and Financial Review and Prospects—AirAsia Transactions.”

39)
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

41)
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

42)
Borrower Parent Security Agreement dated June 15, 2018, between Fly Aladdin Holdings Limited, as Grantor and Wilmington Trust (London) Limited, as Security Trustee. See Item 5 “Liquidity and Capital Resources – Financing – Fly Aladdin Acquisition Facility.”

43)
Co-Borrower Security Agreement dated June 15, 2018, between Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta and Wilmington Trust (London) Limited, as Security Trustee. See Item 5 “Liquidity and Capital Resources—Financing—Fly Aladdin Acquisition Facility.”

44)	Deed of Limited Guaranty dated June 15, 2018, by Fly Leasing Limited. See Item 5 “Liquidity and Capital Resources—Financing—Fly Aladdin Engine Funding Facility.”

45)
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

46)
Purchase Agreement dated November 30, 2018 among the sellers identified therein, Horizon Aircraft Finance I Limited, Horizon Aircraft Finance I LLC and the other purchasers identified therein. See Item 5, “Operating and Financial Review and Prospects.”

47)
Form of Loan Amendment Letter Agreement (2018) among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. See Item 5, “Liquidity and Capital Resources—Financing—Nord LB Facility.”

48)
Purchase Agreement dated July 2, 2019 among the sellers identified therein, Horizon Aircraft Finance II Limited, Horizon Aircraft Finance II LLC and the other purchasers identified therein. See Item 5, “Operating and Financial Review and Prospects.”

49)
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

51)
Form of Loan Agreement Letter Agreement (2019) among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. See Item 5 “Liquidity and Capital Resources – Financing – Nord LB Facility.”

52)
Aircraft Mortgage and Security Agreement dated as of October 15, 2020 among Fly Willow Funding Limited, Fly Leasing Limited, Fly Willow Aircraft Holdings DAC, the additional grantors referred to therein, and Bank of Utah as Collateral Agent. See Item 5 “Liquidity and Capital Resources – Financing – 2020 Term Loan.”

53)
Term Loan Credit Agreement dated as of October 15, 2020 among Fly Willow Funding Limited, as Borrower, Fly Leasing Limited, as a Guarantor Party, Fly Willow Aircraft Holdings DAC, as a Guarantor Party, each other guarantor party referred to therein, the lenders identified therein, Royal Bank of Canada, as Administrative Agent and Bank of Utah, as Collateral Agent. See Item 5 “Liquidity and Capital Resources – Financing – 2020 Term Loan.”

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

Irish Dividend Withholding Tax

Dividends that we pay on our shares (including deemed distributions) were generally subject to a 20% dividend withholding tax, or DWT for 2019. This rate increased to 25% effective January 1, 2020. DWT may not apply where an exemption is permitted by Irish tax legislation or a double taxation treaty and where all necessary documentation has been submitted to the ADS depository prior to the payment of the dividend.

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

For the year ended 2020, the Universal Social Charge will apply to all income where an individual has income in excess of €13,000. The Universal Social Charge applies at four different rates1 for 2020 as follows:

•	0.5% on the first €12,012;

•	2% on the next €8,472;

•	4.5% on the next €49,560 and

•	8% on the aggregate income in excess of €70,044.

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

U.S. Federal Income Tax Considerations

The following is a general discussion of the U.S. federal income taxation of us and of certain U.S. federal income tax consequences of acquiring, holding or disposing of the shares by U.S. Holders (as defined below) and information reporting and backup withholding rules applicable to both U.S. and Non-U.S. Holders (as defined below). It is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), issued and proposed income tax regulations (“Treasury Regulations”) promulgated thereunder, legislative history, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). In addition, the application and interpretation of certain aspects of the passive foreign investment company (“PFIC”) rules, referred to below, require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the U.S. Internal Revenue Service (“IRS”) or the courts. This summary does not address any aspect of U.S. federal non-income tax laws, such as U.S. federal estate and gift tax laws, and does not purport to address all of the U.S. federal income tax consequences applicable to us or to all categories of investors, some of whom may be subject to special rules including, without limitation, dealers in securities, commodities, or non-U.S. currencies, financial institutions or “financial services entities,” insurance companies, holders of shares held as part of a “straddle,” “hedge,” “constructive sale,” “conversion transaction,” or other integrated transaction for U.S. federal income tax purposes, U.S. persons whose “functional currency” is not the U.S. dollar, persons who have elected “mark-to-market” accounting, persons who have not acquired their shares upon their original issuance, or in exchange for consideration other than cash, persons who hold their shares through a partnership or other entity which is a pass-through entity for constructively, 10% or more of our shares by voting power or value. The tax consequences of an investment in our shares will depend not only on the nature of our operations and the then-applicable U.S. federal tax principles, but also on certain factual determinations that cannot be made at this time, and upon a particular investor’s individual circumstances. No rulings have been or will be sought from the IRS regarding any matter discussed herein.

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

Taxation of Fly and Our Subsidiaries

Although Fly’s income is primarily subject to corporate tax in Ireland, part of our income is also subject to taxation in France, Luxembourg, Malta, and Cayman Islands.

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

Bermuda Economic Substance Regulation

Bermuda economic substance legislation requires certain Bermuda entities that engage in a list of enumerated activities (“relevant activities”) to satisfy economic substance requirements within Bermuda. We are a Bermuda exempted company and entities within the scope of the Bermuda economic substance legislation include Bermuda exempted companies, where carrying on a ‘relevant activity’ as a business, but does not include non-resident entities. For this purpose, a non-resident entity is an entity which is resident for tax purposes in a jurisdiction outside Bermuda which is not designated by the EU as a non-cooperative jurisdiction for tax purposes. As we are tax resident in Ireland, we qualify as such a non-resident entity and are therefore outside the scope of the Bermuda economic substance legislation.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations. As of December 31, 2020, we had 79 lease agreements and seven engine lease agreements. 81 of these lease agreements had fixed lease rates and five had floating lease rates based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

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

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $12.9 million on an annualized basis. A hypothetical 100 basis-point increase would have increased our revenues by $3.4 million on an annualized basis. A hypothetical 100 basis-point decrease would have decreased our revenues by $1.1 million on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads, and measures of volatility. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income (loss), net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that do not qualify for hedge accounting treatment are recognized directly into income (loss). As of December 31, 2020, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $43.9 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $18.7 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $19.6 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. We have two leases pursuant to which we receive a portion of the rent amount in Euros. For these leases, a 10% increase or decrease in the Euro to U.S. Dollar exchange rate would increase or decrease the annual rental revenue by $1.2 million.

In 2018, we entered into a cross currency swap contract to mitigate our exposure to foreign currency exchange fluctuations in conjunction with one of these leases. As of December 31, 2020, the fair value of our cross currency swap derivative asset was $2.1 million. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate would decrease or increase the fair value of our derivative asset by approximately $4.6 million, respectively.

As of December 31, 2020, we had one aircraft secured borrowing denominated in Euros. During the year ended December 31, 2020, we recorded an unrealized foreign currency exchange loss of $1.4 million associated with this borrowing, resulting primarily from a decrease in value of the U.S. Dollar relative to the Euro. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate on the Euro denominated borrowing at December 31, 2020 would have resulted in a $1.6 million unrealized foreign exchange loss or gain, respectively.

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

(a) Disclosure Controls and Procedures

As of December 31, 2020, an evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management of Fly Leasing Limited is responsible for establishing and maintaining adequate internal control over financial reporting for our company. With the participation of our Chief Executive Officer and our Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

Our independent auditor, Deloitte & Touche LLP, a registered public accounting firm, has issued their report which is included below.

(c) Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Fly Leasing Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Fly Leasing Limited and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2020, of the Company and our report dated March 1, 2021, expressed an unqualified opinion on those financial statements.

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
March 1, 2021

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our principal accountants for the years ended December 31, 2020 and 2019 were Deloitte & Touche LLP.

The table below summarizes the fees for professional services rendered by Deloitte & Touche LLP for the audit of our annual financial statements for the years ended December 31, 2020 and 2019, respectively, and fees billed for other services rendered (in thousands):

	Years ended
	2020		2019
	Amount	%	Amount	%
Audit fees	$2,056	82%	$2,014	88%
Tax fees	364	15%	240	10%
All other fees	70	3%	36	2%
Total	$2,490	100%	$2,290	100%

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

The following table summarizes the repurchase of our common shares during the year ended December 31, 2020:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Repurchased Plan	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs(1)
January 1-31, 2020	10,654	$17.00	10,654	$49.8 million
February 1-29, 2020	103,700	$16.83	103,700	$48.1 million
March 1-31, 2020	302,987	$15.08	302,987	$43.5 million
April 1-30, 2020	—	$—	—	$43.5 million
May 1-31, 2020	—	$—	—	$43.5 million
June 1-30, 2020	—	$—	—	$43.5 million
July 1-31, 2020	—	$—	—	$43.5 million
August 1-31, 2020	—	$—	—	$43.5 million
September 1-30, 2020	—	$—	—	$43.5 million

(1)
In August 2019, our board of directors approved a $50.0 million share repurchase program. Under this program, Fly was able to make share repurchases from time to time in the open market or in privately negotiated transactions. We suspended share repurchases in March 2020, and the program expired in September 2020.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Fly Leasing Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fly Leasing Limited and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements of the Company that were communicated or required to be communicated to the audit committee of the Company, and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Flight Equipment — Refer to Notes 2, 6, and 19 to the financial statements

Critical Audit Matter Description

The Company has flight equipment that is recorded net of depreciation and impairment charges.  As of December 31, 2020, the carrying value of flight equipment, net was $2.5 billion after recording $115 million of impairment charges during the year ended December 31, 2020. As more fully described in Notes 2, 6, and 19 to the financial statements, the Company’s flight equipment is evaluated for impairment at least annually or when events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Possible indicators of impairment may include recent transactions for similar aircraft, adverse changes in market conditions for specific aircraft types, changes in third party appraisals of aircraft, or significant decline in lease rates. When events or changes in circumstances exist, the Company evaluates its flight equipment for impairment by comparing undiscounted future cash flows to their respective carrying amounts. If the sum of undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized equal to the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash flows expected to be generated in the future, including expected residual value, discounted at an appropriate discount rate.

We identified impairment of flight equipment as a critical audit matter because of assumptions and estimates management makes to evaluate impairment indicators, recoverability of flight equipment, and fair value of flight equipment. These assumptions and estimates include the level of future rents, the residual value of flight equipment to be realized upon sale, and the discount rate utilized. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s impairment analysis as well as their undiscounted and discounted cash flow analyses.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assessment of flight equipment for possible indicators of impairment and measurement of impairment expense included the following, among other considerations:

•
We tested the design and operating effectiveness of controls related to flight equipment impairment, including management’s identification of possible events and circumstances that may indicate that the carrying amount of flight equipment may not be recoverable and the significant assumptions used within the recoverability assessment and determination of flight equipment impairment.

•	We tested the Company’s assessment of qualitative and quantitative impairment indicators by assessing completeness and accuracy of management’s identification and evaluation of impairment indicators.

•	When indicators of impairment related to flight equipment were identified, we tested the estimated undiscounted future cash flows associated with the flight equipment by:

o
Inquiring with management regarding appropriateness of the assumptions, including those discussed above and related to the impact of the COVID-19 pandemic on the Company’s flight equipment, and evaluating the consistency of the assumptions used with evidence obtained in other areas of the audit.

o
Comparing the projections included in management’s estimate of future operating cash flows to the Company’s historical results and external market sources and evaluating such projections for management bias.

o
Evaluating the third-party data used by management to estimate the undiscounted future cash flows by obtaining an understanding of industry trends and assumptions, including the impact of the COVID-19 pandemic on the Company’s flight equipment and benchmarking the third-party data to other external sources.

•
When management determined that the carrying value of certain flight equipment was not recoverable, we tested the discounted cash flows associated with the flight equipment by evaluating, with the assistance of our fair value specialists, the appropriateness of management’s discount rate used in the determination of the fair value of flight equipment.

Rent Receivables – Collectibility – Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The Company records receivables related to rent due under leases of flight equipment within rent receivables, net of any reserves for uncollectible amounts.  As of December 31, 2020, the Company had $57 million of rent receivables, net. As more fully described in Notes 2 and 6 to the financial statements, the Company places a lessee on non-accrual status once it determines that it is no longer probable that the Company will receive the economic benefits of the lease. In light of the recent and ongoing COVID-19 pandemic, the Company is closely monitoring changes in the collectibility assessment of its rent receivables as a result of certain lessees suffering adverse financial conditions.

We identified the evaluation of collectibility of rent receivables as a critical audit matter because of the significant judgements and assumptions utilized in determining whether collection of rent receivables is probable. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s assessment of collectibility and its determination of when a lessee should be placed on non-accrual status.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s significant judgments and assumptions in evaluating the collectibility of rent receivables included the following, among others:

•
We tested the design and operating effectiveness of controls related to the collectibility of rent receivables, including controls over management’s evaluation and determination of non-accrual lessees.

•	We evaluated management’s estimates of collectibility of rent receivables and its determination of which lessees should be on non-accrual status by:

o
Assessing the inputs used and assumptions made in management’s determination of collectibility by reading available information about the lessees’ public filings, financial statements, news articles and publicly available information about the lessees’ financial condition, among other procedures.

o	Inquiring with the Company’s employees in departments outside of accounting to corroborate evidence regarding management’s collectibility assessment.

o
Evaluating evidence obtained through the procedures described above, other evidence obtained throughout our audit, and events or changes in facts and circumstances occurring subsequent to year end, but before the date the financial statements were available to be issued.

/s/ DELOITTE & TOUCHE LLP

San Francisco, CA
March 1, 2021

We have served as the Company’s auditor since 2015.

Fly Leasing Limited
Consolidated Balance Sheets

AT DECEMBER 31, 2020 AND 2019
(Dollars in thousands, except par value data)

	December 31,
	2020	2019

Assets
Cash and cash equivalents	$132,097	$285,565
Restricted cash and cash equivalents	29,432	52,738
Rent receivables, net	57,015	14,264
Investment in finance lease, net	10,396	11,639
Flight equipment held for sale, net	—	144,119
Flight equipment held for operating lease, net	2,529,428	2,720,000
Maintenance rights	279,124	290,958
Deferred tax asset, net	11,753	11,675
Fair value of derivative assets	2,085	4,824
Other assets, net	116,255	129,377
Total assets	$3,167,585	$3,665,159

Liabilities
Accounts payable and accrued liabilities	$18,135	$22,746
Rentals received in advance	8,724	16,391
Payable to related parties	4,058	10,077
Security deposits	36,439	40,726
Maintenance payment liability, net	203,684	219,371
Unsecured borrowings, net	296,876	619,407
Secured borrowings, net	1,642,242	1,695,525
Deferred tax liability, net	51,366	57,935
Fair value of derivative liabilities	46,169	27,943
Other liabilities	70,896	76,761
Total liabilities	2,378,589	2,786,882

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 30,481,069 and 30,898,410 shares issued and outstanding at December 31, 2020 and 2019, respectively	31	31
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	509,738	516,254
Retained earnings	312,967	380,392
Accumulated other comprehensive loss, net	(33,740)	(18,400)
Total shareholders’ equity	788,996	878,277
Total liabilities and shareholders’ equity	$3,167,585	$3,665,159

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income (Loss)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(Dollars in thousands, except per share data)

	Years ended
	2020	2019	2018
Revenues
Operating lease revenue	$293,743	$464,399	$399,514
Finance lease revenue	557	618	675
Gain on sale of aircraft	36,003	97,323	13,398
Interest and other income	4,052	12,684	4,712
Total revenues	334,355	575,024	418,299

Expenses
Depreciation	129,561	140,798	144,084
Flight equipment impairment	115,000	—	—
Interest expense	103,292	137,133	144,742
Selling, general and administrative	30,902	35,304	31,185
Provision for uncollectible operating lease receivables	4,000	—	—
Loss (gain) on derivatives	1,648	2,720	(2,382)
Fair value loss on marketable securities	13,025	—	—
Loss on modification and extinguishment of debt	1,862	9,590	2,474
Maintenance and other costs	6,622	3,075	2,547
Total expenses	405,912	328,620	322,650

Net income (loss) before provision (benefit) for income taxes	(71,557)	246,404	95,649
Provision (benefit) for income taxes	(4,132)	20,527	9,926
Net income (loss)	$(67,425)	$225,877	$85,723

Weighted average number of shares:
Basic	30,551,873	31,607,781	29,744,083
Diluted	30,551,873	31,715,469	29,783,904
Earnings (loss) per share:
Basic	$(2.21)	$7.15	$2.88
Diluted	$(2.21)	$7.12	$2.88

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Comprehensive Income (Loss)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(Dollars in thousands)

	Years ended
	2020	2019	2018
Net income (loss)	$(67,425)	$225,877	$85,723
Other components of comprehensive income (loss), net of deferred tax:
Change in fair value of derivatives, net of deferred tax(1)	(14,884)	(19,668)	(530)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax(2)	(456)	2,829	3,717
Comprehensive income (loss)	$(82,765)	$209,038	$88,910

(1)	The associated deferred tax was $(2,343), $(3,453) and $(678) for the years ended December 31, 2020, 2019 and 2018, respectively.
(2)	The associated deferred tax was $(63), $432 and $295 for the years ended December 31, 2020, 2019 and 2018, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Shareholders’ Equity

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Dollars in thousands)

	Manager Shares		Common Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Loss, net	Equity
Balance December 31, 2017	100	$—	27,983,352	$28	$479,637	$68,624	$(4,580)	$543,709
Shares issued in connection with AirAsia transactions	—	—	4,666,667	5	69,486	—	—	69,491
Net income	—	—	—	—	—	85,723	—	85,723
Net change in the fair value of derivatives, net of deferred tax of $(678)(1)	—	—	—	—	—	—	(530)	(530)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $295(1)	—	—	—	—	—	—	3,717	3,717
Balance December 31, 2018	100	$—	32,650,019	$33	$549,123	$154,347	$(1,393)	$702,110
Reclassification from prior period losses into other comprehensive loss due to adoption of new accounting guidance, net of deferred tax of $(52)(1)						168	(168)	—
Adjusted balance January 1, 2019	100	$—	32,650,019	$33	$549,123	$154,515	$(1,561)	$702,110
Shares issued in connection with SARs exercised	—	—	258,828	—	—	—	—	—
Shares repurchased	—	—	(2,010,437)	(2)	(32,869)	—	—	(32,871)
Net income	—	—	—	—	—	225,877	—	225,877
Net change in the fair value of derivatives, net of deferred tax of $(3,453)(1)	—	—	—	—	—	—	(19,668)	(19,668)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $432(1)	—	—	—	—	—	—	2,829	2,829
Balance December 31, 2019	100	$—	30,898,410	$31	$516,254	$380,392	$(18,400)	$878,277
Shares repurchased	—	—	(417,341)	—	(6,516)	—	—	(6,516)
Net loss	—	—	—	—	—	(67,425)	—	(67,425)
Net change in the fair value of derivatives, net of deferred tax of $(2,343)(1)	—	—	—	—	—	—	(14,884)	(14,884)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $(63)(1)	—	—	—	—	—	—	(456)	(456)
Balance December 31, 2020	100	$—	30,481,069	$31	$509,738	$312,967	$(33,740)	$788,996

(1)	See Note 11 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(Dollars in thousands)

	Years ended
	2020	2019	2018
Cash Flows from Operating Activities
Net income (loss)	$(67,425)	$225,877	$85,723
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Gain on sale of aircraft	(36,003)	(97,323)	(13,398)
Depreciation	129,561	140,798	144,084
Flight equipment impairment	115,000	—	—
Amortization of debt discounts and debt issuance costs	7,717	9,906	9,455
Amortization of lease incentives and other items	4,621	6,152	11,409
Provision for uncollectible operating lease receivables	4,000	—	—
Fair value loss on marketable securities	13,025	—	—
Loss on modification and extinguishment of debt	1,862	9,590	2,474
Provision (benefit) for deferred income taxes	(4,296)	20,449	9,864
Security deposits and maintenance payment liability recognized into earnings	(12,650)	(47,890)	(15,597)
Cash receipts from maintenance rights	2,725	4,637	3,013
Other	6,864	2,345	(322)
Changes in operating assets and liabilities:
Rent receivables	(54,170)	(10,668)	(12,866)
Other assets	3,073	(2,160)	(4,119)
Payable to related parties	(6,019)	5,615	2,378
Accounts payable, accrued liabilities and other liabilities	2,285	4,842	18,982
Net cash flows provided by operating activities	110,170	272,170	241,080
Cash Flows from Investing Activities
Purchase of flight equipment	(74,940)	(319,995)	(934,481)
Proceeds from sale of aircraft, net	187,154	824,116	177,702
Payments for aircraft improvement	(17,362)	(8,085)	(6,779)
Purchase price allocated to Portfolio B orderbook value	—	—	(80,450)
Payments for lessor maintenance obligations	(521)	(2,110)	(8,601)
Purchase of marketable securities	—	(10,481)	(5,747)
Other	(536)	(2,059)	4,903
Net cash flows provided by (used in) investing activities	93,795	481,386	(853,453)

	Years ended
	2020	2019	2018
Cash Flows from Financing Activities
Security deposits received	$4,009	$4,369	$15,042
Security deposits returned	(349)	(4,617)	(8,716)
Maintenance payment liability receipts	21,593	60,744	84,102
Maintenance payment liability disbursements	(13,196)	(22,567)	(15,495)
Net swap termination proceeds	—	—	1,801
Debt modification and extinguishment costs	(230)	(2,052)	301
Debt issuance costs	(3,312)	(342)	(3,619)
Repayment of unsecured borrowings	(325,000)	—	—
Proceeds from secured borrowings	171,900	—	826,396
Repayment of secured borrowings	(229,786)	(698,989)	(482,703)
Net proceeds from issuance of shares	—	—	19,624
Shares repurchased	(6,516)	(32,871)	—
Net cash flows (used in) provided by financing activities	(380,887)	(696,325)	436,733
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	148	(8)	(95)
Net increase (decrease) in unrestricted and restricted cash and cash equivalents	(176,774)	57,223	(175,735)
Unrestricted and restricted cash and cash equivalents at beginning of year	338,303	281,080	456,815
Unrestricted and restricted cash and cash equivalents at end of year	$161,529	$338,303	$281,080

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$132,097	$285,565	$180,211
Restricted cash and cash equivalents	29,432	52,738	100,869
Unrestricted and restricted cash and cash equivalents	$161,529	$338,303	$281,080

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Notes to Consolidated Financial Statements

1.	ORGANIZATION

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

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of rent receivables, flight equipment, deferred tax assets, liabilities and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

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

COVID-19 PANDEMIC

On January 30, 2020, the spread of COVID-19 was declared a Public Health Emergency of International Concern by the World Health Organization (“WHO”), and on March 11, 2020, the WHO characterized the COVID-19 outbreak as a pandemic. The COVID-19 pandemic and the measures that governments and private parties have implemented in response to the pandemic have caused significant economic disruption and have had, and are likely to continue to have, a material adverse effect on the demand for worldwide air travel, the airline industry and demand for commercial jet aircraft globally, all of which have had, and are likely to continue to have, an adverse effect on the Company’s business, results of operations, financial condition, cash flows and growth prospects.

Beginning in March 2020 and continuing into 2021, airlines around the world experienced a material decline in demand for their services as well as materially increased cancellations for pre-paid trips compared to historic norms. Although air travel demand improved in the second half of 2020, it remained significantly less than the prior year. These circumstances have had a material adverse effect on the ability of the Company’s lessees to fulfill their obligations under their leases with the Company and, in some cases, have cause the Company’s lessees to default on their obligations, or to initiate bankruptcy or similar proceedings.

In response to these developments, beginning in March 2020 and continuing into 2021, the Company has worked closely with its airline customers to support their continued operations, while at the same time seeking to enhance the Company’s liquidity and position it for recovery.

During the year ended December 31, 2020, the Company executed agreements with 16 lessees to defer their rent payment obligations for 37 aircraft totaling $64.0 million due to us over the life of the leases. These deferrals are for an average of nine months with approximately half of the deferrals to be repaid by the end of 2021. The Company also agreed to lease restructurings with certain of its lessees. In addition to rent deferrals, the significant decline in air travel has resulted in decreased usage of the Company’s aircraft by lessees, which is likely to reduce future supplemental maintenance rent and end-of-lease compensation payable by the lessees to the Company. Reductions in payments by the Company’s lessees under their leases has adversely affected the Company’s cash flows and its results of operations.

The Company’s unrestricted cash and cash equivalents as of December 31, 2020, was $132.1 million, as a result of the Company’s efforts to enhance its liquidity and strengthen its financial position. In the fourth quarter of 2020, the Company entered into a $180.0 million senior secured term loan with a consortium of lenders, and repurchased and redeemed the principal amount of $325.0 million of its 6.375% Senior Notes due 2021. In addition, in the fourth quarter of 2020, the Company sold two aircraft, which generated additional cash to strengthen the Company’s financial condition. The Company had also suspended share repurchases in March 2020 and this program expired in September 2020.
The full extent of the impact of COVID-19 on the airline industry and the Company’s business, results of operations, financial condition, cash flows, and growth prospects is uncertain and will depend on many factors outside the Company’s control, including, without limitation, the timing, extent, trajectory and duration of the pandemic; the availability, distribution and effectiveness of vaccines; the measures implemented by governments or private parties to reduce the spread of COVID-19; and the impact of the pandemic on the global economy and demand for air travel.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. All cash and cash equivalents are held by major financial institutions.

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

RENT RECEIVABLES

Rent receivables represent unpaid lessee obligations under existing lease contracts. The allowance for uncollectible operating lease receivables is maintained at a level believed by management to be adequate to absorb probable losses associated with rent receivables. The assessment of credit risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic and regulatory conditions of the debtor’s operating environment. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current factors and economic trends impacting the lessees and their credit worthiness, all of which may be susceptible to significant change.

The Company maintains an allowance for uncollectible operating lease receivables for losses it estimates will arise from its lessees’ inability to make their required lease payments. The Company evaluates the collectability of rent receivables and determines the appropriate provision for uncollectible operating lease receivables based on historical experience and a review of specific lessees. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. During the year ended December 31, 2020, the Company recorded a provision for uncollectible operating lease receivables of $4.0 million.

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

IMPAIRMENT OF FLIGHT EQUIPMENT

Impairment analyses require the use of assumptions and estimates, including the level of future projected rents, the estimated residual value of the flight equipment to be realized upon sale at some future date, estimated downtime between re-leasing events, the amount of re-leasing costs and the discount rate utilized to calculate the present value of expected future cash flows.

The Company evaluates flight equipment for impairment at least annually or whenever events or circumstances indicate that the carrying amounts of such assets may not be recoverable. The Company’s evaluation of impairment indicators include, but is not limited to, recent transactions for similar aircraft or aircraft equipment, adverse changes in market conditions for specific aircraft or engine types, changes in third party appraisals of aircraft and aircraft equipment, and a significant decline in lease rates. When events or changes in circumstances exist, the Company performs a review for recoverability by comparing undiscounted future cash flows to their respective carrying amounts.  The review for recoverability includes an assessment of currently contracted lease rates, future projected lease rates, re-leasing costs, estimated down time and estimated residual or scrap values of the aircraft on its eventual disposition.

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

If the sum of the expected future undiscounted cash flows without interest charges is less than the carrying amount of the asset, the Company will assess whether the carrying value of the flight equipment exceeds the fair value and an impairment loss is required. In that instance, an impairment loss is recognized equal to the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of the expected future cash flows, including residual value, discounted at an appropriate rate.

During the year ended December 31, 2020, the Company recognized impairment of $115.0 million. Changes to expected future cash flows could result in impairment charges which could have a significant impact on the Company’s results of operations.

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

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income, net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any gains or losses from derivatives that are not highly effective in hedging the variability of expected cash flows of the hedged items or that do not qualify for hedge accounting treatment are recognized directly into income.

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

OTHER ASSETS

Other assets consist primarily of the Company’s Portfolio B orderbook value (see Note 17 below), investment in equity certificates which are considered marketable securities, net value added tax receivables, investment in unconsolidated subsidiary and other miscellaneous receivables.

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

REVENUE RECOGNITION

The Company principally leases flight equipment under operating leases. Revenues are recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, recognition is delayed until the criteria are met.

●
Operating lease revenue. The Company receives lease revenue from flight equipment under operating leases. Rental income from aircraft and aircraft equipment is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee to exercise an option to extend the lease for an additional term. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when collection is not probable.

Changes to the timing of cash rent receipts, such as under rent deferral arrangements, do not generally affect the total amount of consideration to be received under the lease and therefore do not typically impact revenue recognition, provided that the Company determines collection of rents is probable.

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

The Company recognizes an uncertain tax benefit only to the extent that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The Company has elected to classify interest on unpaid income taxes and penalties as a component of the provision (benefit) for income taxes. No interest on unpaid income taxes and penalties were incurred during each of the years ended December 31, 2020, 2019, or 2018.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which amends its guidance on the impairment of financial instruments. The standard adds to U.S. GAAP an impairment model, known as the current expected credit loss model, that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes its estimate of lifetime expected credit losses as an allowance for most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, investment in finance leases and off-balance sheet credit exposures. The FASB believes the new accounting standard will result in more timely recognition of losses. The standard is applied on a modified retrospective approach. ASU 2016-13 does not apply to operating lease receivables. The Company adopted the guidance effective January 1, 2020. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

In July 2018, the FASB issued new guidance to provide entities with relief from the costs of implementing certain aspects of ASU 2016-02, Leases, (Topic 842). Under a new transition method, entities can elect to not restate comparative periods presented in financial statements in the period of adoption. The Company adopted the guidance effective January 1, 2019 and elected the practical expedients and transition relief. Accordingly, the adoption did not result in any adjustment to the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the following disclosure requirements from Topic 820:

●	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy;

●	The policy for timing of transfers between levels; and

●	The valuation processes for Level 3 fair value measurements.

The following disclosure requirements were added to Topic 820:

●	The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements at the end of the reporting period; and

●	The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

The Company adopted the guidance effective January 1, 2020. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASU 2020-04 provides optional expedients and exceptions to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. Modifications of contracts within the scope of Topics 310, Receivables, and 470, Debt, should be accounted for by prospectively adjusting the effective interest rate. Modifications of contracts within the scope of Topics 840, Leases, and 842, Leases, should be accounted for as a continuation of the existing contracts with no reassessments of the lease classification and the discount rate (for example, the incremental borrowing rate) or remeasurements of lease payments that otherwise would be required under those Topics for modifications not accounted for as separate contracts. Modifications of contracts do not require an entity to reassess its original conclusion about whether that contract contains an embedded derivative that is clearly and closely related to the economic characteristics and risks of the host contract under Subtopic 815-15, Derivatives and Hedging—Embedded Derivatives. Entities electing to utilize expedients are required to disclose the nature of and reason for their elections to apply expedients in each interim and annual financial statement period in the fiscal year of adoption. The optional amendments are available for all entities from March 12, 2020 through December 31, 2022. The Company has elected to apply the hedge accounting expedients effective April 1, 2020. The election did not have a material effect on the Company’s consolidated financial statements. The Company will continue to evaluate the impact of the guidance and may apply other elections as applicable.

In April 2020, the FASB issued a question-and-answer document regarding accounting for lease concessions related to the effects of the COVID-19 pandemic. The document provides that a company may elect to account for lease concessions as if those concessions existed regardless of whether the enforceable rights and obligations for the concessions explicitly exist in the contract. Consequently, an entity will not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance under Leases ASC 842, to those contracts. This election is available for concessions that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract. Both lessees and lessors may make this election. The Company has elected to apply the relief related to lease concessions effective April 1, 2020.

3.	SUPPLEMENTAL DISCLOSURE TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended
	2020	2019	2018
	(Dollars in thousands)
Cash paid during the year for:
Interest	$101,100	$126,659	$126,648
Taxes	746	787	4,163
Noncash Activities:
Security deposits applied to rent receivables, maintenance payment liability and other liabilities	4,955	3,224	1
Maintenance payment liability applied to rent receivables, maintenance rights, and other liabilities	9,015	9,133	25,837
Other liabilities applied to security deposits, maintenance payment liability and rent receivables	2,523	5,016	5,520
Noncash investing activities:
Maintenance rights and lessor contribution capitalized to aircraft improvements	8,888	7,143	10,870
Noncash activities in connection with purchase of flight equipment	399	34,925	79,727
Noncash activities in connection with sale of flight equipment	8,108	20,480	2,648
Noncash financing activities:
Debt issuance costs	263	—	—

4.	INVESTMENT IN FINANCE LEASE

At each of December 31, 2020 and 2019, the Company had one aircraft classified as an investment in finance lease, which had an implicit interest rate of 5%. During the years ended December 31, 2020, 2019 and 2018, the Company recognized finance lease revenue totaling $0.6 million, $0.6 million and $0.7 million, respectively.

The Company’s net investment in finance lease consisted of the following (dollars in thousands):

	December 31, 2020	December 31, 2019
Total minimum lease payments receivable	$7,800	$9,600
Estimated unguaranteed residual value of leased asset	4,227	4,227
Unearned finance income	(1,631)	(2,188)
Net Investment in Finance Lease	$10,396	$11,639

Presented below are the contracted future minimum rental payments due under the non-cancellable finance lease, as of December 31, 2020.

Year ending December 31,	(Dollars in thousands)
2021	$1,800
2022	1,800
2023	1,800
2024	1,800
2025	600
Thereafter	—
Future minimum rental payments under finance lease	$7,800

5.	FLIGHT EQUIPMENT HELD FOR SALE

At December 31, 2020, the Company had no aircraft classified as flight equipment held for sale. At December 31, 2019, the Company had six aircraft and two part out engines classified as flight equipment held for sale. The Company sold these six aircraft and two part out engines in 2020 and recognized an aggregate gain on sale of aircraft of $31.7 million.

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

6.	FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

As of December 31, 2020, the Company had a portfolio of 83 aircraft and seven engines held for operating lease, of which  78 aircraft and seven engines were on lease to 36 lessees in 22 countries and five aircraft were off-lease. As of December 31, 2019, the Company had a portfolio of 82 aircraft and seven engines, of which 81 aircraft and seven engines were on lease to 39 lessees in 22 countries and one aircraft was off-lease.

During the year ended December 31, 2020, the Company capitalized $53.9 million of flight equipment purchased. During the year ended December 31, 2019, the Company capitalized $260.3 million of flight equipment purchased.

During the year ended December 31, 2020, the Company sold two aircraft held for operating lease and one engine as the result of an aircraft part out and recognized an aggregate gain on sale of aircraft of $4.3 million. During the year ended December 31, 2019, the Company sold ten aircraft held for operating lease and recognized an aggregate gain on sale of aircraft of $2.9 million. During the year ended December 31, 2018, the Company sold three aircraft held for operating lease and recognized an aggregate gain on sale of aircraft of $5.5 million.

During the year ended December 31, 2020, the Company recognized flight equipment impairment of $115.0 million related to two widebody and seven narrowbody aircraft, which reduced the cost basis of flight equipment. This impairment was principally driven by the expectation that the lessee of the two widebody aircraft would return the aircraft to the Company prior to lease expiry. The Company anticipates selling the narrowbody aircraft and has recorded the assets to their net realizable value. Fair value reflects the present value of the expected future cash flows, including residual value, discounted at an appropriate rate.

Flight equipment held for operating lease consists of the following (dollars in thousands):

	December 31, 2020	December 31, 2019
Cost	$3,197,702	$3,334,996
Accumulated depreciation	(668,274)	(614,996)
Flight equipment held for operating lease, net	$2,529,428	$2,720,000

The Company capitalized $33.3 million and $16.3 million of major maintenance for the years ended December 31, 2020 and 2019, respectively.
The classification of the net book value of flight equipment held for operating lease, net and operating lease revenue by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows (dollars in thousands):

	December 31, 2020		December 31, 2019
Europe:
Spain	$154,414	6%	$161,474	6%
United Kingdom	75,598	3%	52,212	2%
Other	242,068	10%	259,176	9%
Europe — Total	472,080	19%	472,862	17%
Asia and South Pacific:
India	446,164	18%	542,312	20%
Malaysia	390,469	16%	406,777	15%
Indonesia	211,560	8%	220,304	8%
China	160,012	6%	168,703	6%
Philippines	148,356	6%	264,814	10%
Other	79,452	3%	113,713	4%
Asia and South Pacific — Total	1,436,013	57%	1,716,623	63%
Mexico, South and Central America — Total	17,611	1%	37,618	1%
North America:
United States	85,808	3%	95,910	4%
North America — Total	85,808	3%	95,910	4%
Middle East and Africa:
Ethiopia	293,137	11%	303,057	11%
Other	91,032	4%	51,815	2%
Middle East and Africa — Total	384,169	15%	354,872	13%
Off-Lease — Total	133,747	5%	42,115	2%
Total flight equipment held for operating lease, net	$2,529,428	100%	$2,720,000	100%

The distribution of operating lease revenue by geographic region for the years ended December 31, 2020, 2019 and 2018 is as follows (dollars in thousands):

	Years ended
	2020		2019		2018
Europe:
Spain	$10,723	4%	$17,475	4%	$17,267	4%
United Kingdom	5,897	2%	79,022	17%	31,259	8%
Other	25,233	8%	34,189	7%	44,109	11%
Europe — Total	41,853	14%	130,686	28%	92,635	23%
Asia and South Pacific:
India	57,597	20%	103,422	22%	87,492	22%
Malaysia	55,987	19%	55,189	12%	26,748	7%
Indonesia	12,861	4%	32,882	7%	32,336	8%
China	20,348	7%	23,320	5%	21,103	5%
Philippines	25,757	9%	34,217	7%	35,009	9%
Other	17,623	6%	18,550	5%	18,756	4%
Asia and South Pacific — Total	190,173	65%	267,580	58%	221,444	55%
Mexico, South and Central America — Total	8,441	3%	5,425	1%	11,415	3%
North America:
United States	13,419	5%	16,267	4%	20,147	5%
Other	271	—	4,991	1%	6,242	2%
North America — Total	13,690	5%	21,258	5%	26,389	7%
Middle East and Africa:
Ethiopia	30,019	10%	30,019	6%	30,019	8%
Other	9,567	3%	9,431	2%	17,612	4%
Middle East and Africa — Total	39,586	13%	39,450	8%	47,631	12%
Total Operating Lease Revenue	$293,743	100%	$464,399	100%	$399,514	100%

In the year ended December 31, 2020, Air India, AirAsia Berhad and Ethiopian Airlines each accounted for 10% or more of total operating lease revenue at 12%, 11%, and 10%, respectively. No customer accounted for 10% or more of total operating lease revenue in the year ended December 31, 2019. In the year ended December 31, 2018, Air India accounted for 10% or more of total operating lease revenue at 11%.

For the years ended December 31, 2020, 2019 and 2018, the Company recognized end of lease income, which is included in operating lease revenue, of $14.1 million, $78.8 million and $20.3 million, respectively. Approximately $52.8 million of end of lease income recognized in 2019 was attributable to four lessees operating in the United Kingdom.

As noted above, the COVID-19 pandemic has had an unprecedented impact on the airline industry, causing multiple lessees in the Company’s fleet to fail to make rent and maintenance payments. This has led to the Company placing a number of lessees on non-accrual status in 2020, which in turn has caused the operating lease revenue concentration of other lessees to increase.

At December 31, 2020, the Company had 11 lessees, leasing a total of 19 aircraft and two engines, on non-accrual status, as the Company had determined that it was not probable that the Company would receive the economic benefits of the leases, principally due to (i) the lessees’ failure to pay rent and maintenance payments on a timely basis and (ii) the Company’s evaluation of the lessees’ financial condition. During the year ended December 31, 2020, the Company recognized $54.0 million of operating lease revenue from these lessees, and would have recognized $35.6 million of additional operating lease revenue had these lessees not been placed on non-accrual status.

At December 31, 2019, the Company had three lessees, leasing a total of four aircraft, on non-accrual status. During the year ended December 31, 2019, the Company recognized $13.6 million of operating lease revenue from these lessees.

At December 31, 2018, the Company had two lessees, which leased a total of three aircraft, on non-accrual status. During the year ended December 31, 2018, the Company recognized $9.3 million of operating lease revenue from these lessees.

During the year ended December 31, 2020, the Company executed agreements with 16 lessees to defer their rent payment obligations for 37 aircraft totaling $64.0 million due to the Company over the life of the leases. These deferrals are for an average of nine months with approximately half of the deferrals to be repaid by the end of 2021. The Company has also agreed to lease restructurings with certain of its lessees.

Presented below are the Company’s rent deferrals granted and scheduled deferral repayments as of December 31, 2020.

	Rent Deferrals Granted	Scheduled Deferral Repayments
	(Dollars in thousands)
2020	$53,998	$5,457
2021	9,983	24,514
2022	—	14,274
Thereafter	—	19,736
Total	$63,981	$63,981

As of December 31, 2020 and 2019, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 4.7 years and 5.4 years, respectively.

Leases are entered into with specified lease terms and may provide the lessee with an option to extend the lease term. The Company’s leases do not typically provide for early termination or purchase options.

For the year ended December 31, 2020, the Company recognized $283.9 million of operating lease rental revenue, $55.9 million of which was from leases with variable rates. For the year ended December 31, 2019, the Company recognized $391.1 million of operating lease rental revenue, $71.4 million of which was from leases with variable rates. Variable rates are rents that reset based on changes in LIBOR or usage of aircraft. Presented below are the contracted future minimum rental payments, inclusive of rents due from lessees on non-accrual status and rent deferrals, due under non-cancellable operating leases for flight equipment held for operating lease, as of December 31, 2020. For leases that have floating rental rates, the future minimum rental payments assume that LIBOR as of December 31, 2020 is held constant for the duration of the lease.

Year ending December 31,	(Dollars in thousands)
2021	$305,377
2022	268,216
2023	218,818
2024	201,873
2025	179,107
Thereafter	313,123
Future minimum rental payments under operating leases	$1,486,514

For the years ended December 31, 2020, 2019 and 2018, amortization of lease incentives recorded as a reduction of operating lease revenue totaled $3.6 million, $5.6 million and $9.7 million, respectively. At December 31, 2020, lease incentive amortization for the next five years and thereafter is as follows (dollars in thousands):

Year ending December 31,
2021	$3,738
2022	3,116
2023	2,353
2024	1,515
2025	1,429
Thereafter	1,315
Future amortization of lease incentives	$13,466

7.	MAINTENANCE RIGHTS

Changes in maintenance right assets, during the years ended December 31, 2020 and 2019 were as follows (dollars in thousands):

	December 31, 2020	December 31, 2019
Maintenance rights, beginning balance	$290,958	$298,207
Acquisitions	19,780	94,664
Capitalized to aircraft improvements	(8,888)	(6,739)
Maintenance rights settled with retained maintenance payments	—	(3,996)
Maintenance rights offset against end of lease income	(5,014)	—
Cash receipts from maintenance rights	(2,725)	(4,637)
Maintenance rights associated with aircraft sold	(14,987)	(86,541)
Maintenance rights, ending balance	$279,124	$290,958

8.	OTHER ASSETS

The principal components of the Company’s other assets are as follows (dollars in thousands):

	December 31, 2020	December 31, 2019
Portfolio B orderbook value	$104,155	$100,935
Equity certificates	3,023	16,048
Value added tax receivables	4,381	7,714
Other assets	4,696	4,680
Total other assets	$116,255	$129,377

The Portfolio B orderbook value consists of individual values for the 20 Portfolio B aircraft (see Note 17) and will be recognized into flight equipment held for operating lease as each aircraft is acquired.

In 2019, the Company purchased $7.4 million, or 6%, and $3.1 million, or 3%, of the equity certificates issued by Horizon II Limited and Horizon III Limited, respectively. In 2018, the Company purchased $5.7 million, or 4%, of the equity certificates issued by Horizon I Limited. The Company has entered into a seven-year lock-up agreement in connection with the equity certificates. For the year ended December 31, 2020, the Company recognized an unrealized fair value loss of $13.0 million on its investments in equity certificates to write down the equity certificates to estimated fair value.

9.	UNSECURED BORROWINGS

	Balance as of
	December 31, 2020	December 31, 2019
	(Dollars in thousands)
Outstanding principal balance:
2021 Notes	$—	$325,000
2024 Notes	300,000	300,000
Total outstanding principal balance	300,000	625,000
Unamortized debt discounts and loan costs	(3,124)	(5,593)
Unsecured borrowings, net	$296,876	$619,407

On October 3, 2014, the Company sold $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”) maturing on October 15, 2021. The 2021 Notes were sold at par and the Company paid an underwriting discount totaling $5.7 million. During the fourth quarter of 2020, the Company repurchased $165.3 million of its 2021 Notes and redeemed the remaining outstanding principal balance of the 2021 Notes at par, together with the accrued and unpaid interest on December 21, 2020. In connection with the repurchase and redemption of the 2021 Notes, the Company expensed approximately $1.0 million of debt extinguishment costs.

On October 16, 2017, the Company sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 (the “2024 Notes”). The net proceeds to the Company were approximately $294.2 million, after deducting the underwriters’ discounts and commissions and offering expenses paid by the Company.

The 2024 Notes are senior unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of the Company. Interest on the 2024 Notes is payable semi-annually on April 15 and October 15 of each year. As of December 31, 2020, accrued interest on the 2024 Notes was $3.3 million. As of December 31, 2019, accrued interest on the 2021 Notes and 2024 Notes totaled $7.7 million.

The 2024 Notes have a maturity date of October 15, 2024. On and after October 15, 2020, the Company may redeem the 2024 Notes, in whole or in part, at the redemption prices listed below, plus accrued and unpaid interest to the redemption date.

If redeemed during the 12-month period commencing on October 15 of the years set forth below:	Redemption Price
2020	102.625%
2021	101.313%
2022 and thereafter	100.000%

Pursuant to the indenture governing the 2024 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. The Company is also subject to certain operating covenants, including reporting requirements. The Company’s failure to comply with any of the covenants under the indentures governing the 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2024 Notes obtain an investment grade rating.

The indenture governing the 2024 Notes contain customary events of default with respect to the notes of each series, including (i) default in payment when due and payable of principal or premium, (ii) default for 30 days  or more in payment when due of interest, (iii) failure by the Company or any restricted subsidiary for 60 days after receipt of written notice given by the trustee or the holders of at least 25% in aggregate principal amount of the notes of such series then issued and outstanding to comply with any of the other agreements under the indenture, (iv) default in any of the aircraft owning entities in respect of obligations in excess of $50.0 million, which holders of such obligation accelerate or demand repayment of amounts due thereunder, (v) failure by the Company or any significant subsidiary to pay final judgments aggregating in excess of $50.0 million for 60 days after such judgment becomes final, subject to certain non-recourse exceptions, and (vi) certain events of bankruptcy or insolvency with respect to Fly or a significant subsidiary. As of December 31, 2020, the Company was not in default under the indenture governing the 2024 Notes.

10.	SECURED BORROWINGS

The Company’s secured borrowings, net balance as of December 31, 2020 and 2019 are presented below (dollars in thousands):

	Outstanding principal balance as of December 31,		Weighted average interest rate(1) as of December 31,
	2020(2)	2019(2)	2020	2019	Maturity date
Nord LB Facility	60,667	65,290	2.00%	3.59%	May 2021
2012 Term Loan	362,960	385,364	3.26%	4.15%	August 2025
2020 Term Loan	180,000	—	7.00%	—	October 2025
Magellan Acquisition Limited Facility	252,143	278,684	3.95%	4.11%	December 2025
Fly Aladdin Acquisition Facility	229,644	272,343	4.83%	4.85%	June 2023
Fly Aladdin Engine Funding Facility	40,640	42,339	4.95%	4.95%	December 2021 – April 2022
Other Aircraft Secured Borrowings	543,002	673,463	3.21%	4.07%	March 2021 – June 2028
Total outstanding principal balance	1,669,056	1,717,483
Unamortized debt discounts and loan costs	(26,814)	(21,958)
Total secured borrowings, net	$1,642,242	$1,695,525

(1)	Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.
(2)	As of December 31, 2020 and 2019, accrued interest on secured borrowings totaled $6.5 million and $9.2 million, respectively.

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

As of December 31, 2020, the Company was not in default under any of its secured borrowings.

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

Nord LB Facility

As of December 31, 2020, the Company had $60.7 million principal amount outstanding under its non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by three aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits. The maturity date of the Nord LB Facility is May 14, 2021.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus a margin of 1.85%. Prior to November 14, 2018, the loans bore interest at one-month LIBOR plus a margin of 3.30%.

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

2012 Term Loan

As of December 31, 2020, the Company had $363.0 million principal amount outstanding under its senior secured term loan (the “2012 Term Loan”), which was secured by 25 aircraft. Fly has guaranteed all payments under the 2012 Term Loan. The final maturity date of the 2012 Term Loan is August 9, 2025. The 2012 Term Loan can be prepaid in whole or in part at par.

Prior to November 22, 2019, the 2012 Term Loan bore interest at three-month LIBOR plus a margin of 2.00%. Effective on November 22, 2019, the Company amended the 2012 Term Loan to (i) reduce the margin to 1.75% and (ii) extend the maturity date from February 9, 2023 to August 9, 2025. The 2012 Term Loan requires quarterly principal payments of $5.6 million.

In connection with the amendment completed in November 2019, the Company paid a one-time fee of 0.25% on the then outstanding principal amount to the 2012 Term Loan lenders and there was no prepayment penalty associated with this repricing.

The 2012 Term Loan requires that the Company maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The 2012 Term Loan contains certain concentration limits with respect to types of aircraft which can be financed in the 2012 Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the acquisition, sale, removal or substitution of an aircraft. The 2012 Term Loan also includes certain customary covenants, including reporting requirements and maintenance of credit ratings.

An event of default under the 2012 Term Loan includes any of the aircraft owning entities defaulting in respect of obligations in excess of $50.0 million and holders of such obligation accelerate or demand repayment of amounts due thereunder.

2020 Term Loan

On October 15, 2020, the Company entered into a $180.0 million senior secured term loan (the “2020 Term Loan”) with a consortium of lenders, which is secured by 11 aircraft. The 2020 Term Loan will mature on the earlier of (i) October 15, 2025 and (ii) the date falling 30 days prior to the maturity of the 2024 Notes if not redeemed. The 2020 Term Loan was issued at a discount of 4.5%. The 2020 Term Loan bears interest at LIBOR plus a margin of 6.00%, with a LIBOR floor of 1.00% and requires quarterly principal payments of 1.25% of the original loan amount. The 2020 Term Loan can be prepaid in whole or in part on or after October 15, 2021 without any prepayment premium. The Company has guaranteed all payments under the 2020 Term Loan.

The 2020 Term Loan includes certain customary covenants, including reporting requirements, maintenance of credit ratings and maintenance of insurance. The aggregate principal amount outstanding as measured on a quarterly basis must not exceed 70.0% of the lower of the mean or median of the half-life adjusted base values of the financed aircraft, as determined by three independent appraisers (the “LTV Test”). The Company is required to seek new appraisals semi-annually.

Upon the sale of an aircraft, the Company may substitute aircraft into the 2020 Term Loan subject to certain conditions. The substitute aircraft must have an appraised value equal to or greater than the aircraft removed from the 2020 Term Loan. In addition, the Company must be in compliance with specified concentration limits, including aircraft type, geographic and lessee concentration limits, as well as the LTV Test after such sale, removal or substitution.

Magellan Acquisition Limited Facility

As of December 31, 2020, the Company had $252.1 million principal amount outstanding in loans and notes under its term loan facility (“Magellan Acquisition Limited Facility”), which was secured by nine aircraft. Fly has guaranteed all payments under this facility. The Magellan Acquisition Limited Facility has a maturity date of December 8, 2025.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum. The facility requires monthly principal payments of $2.2 million.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain (i) an interest coverage ratio and (ii) a LTV ratio of (a) 75% through December 8, 2020, (b) 70% from December 9, 2020 through December 8, 2022, (c) 65% from December 9, 2022 through December 8, 2024 and (d) 60% thereafter. The LTV is based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers on an annual basis. Upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into pledged accounts. Also, upon the occurrence of a breach of the interest coverage ratio or the LTV ratio and certain other events, all cash collected will be applied to repay the outstanding principal balance of the loans and notes until such breach is cured. The LTV ratio was breached on the payment date falling in January 2021, triggering a cash sweep under the facility.

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

Fly Acquisition III Facility

On October 22, 2019, the Company paid in full the outstanding principal balance under a revolving credit facility (the “Fly Acquisition III Facility”) with an original maturity date of February 26, 2022. The Company paid commitment fees of 0.50% to 0.75% per annum to the lenders on the undrawn amount of their commitments during the availability period under the Fly Acquisition III Facility, which expired on February 26, 2019.

The interest rate under the facility was based on one-month LIBOR plus an applicable margin of (i) 2.00% through February 26, 2019 and (ii) 2.50%, from February 27, 2019 through the repayment date of the facility.

Fly Aladdin Acquisition Facility

As of December 31, 2020, the Company had an aggregate of $229.6 million principal amount outstanding of Series B loans under its term loan facility (the “Fly Aladdin Acquisition Facility”), which were secured by 14 aircraft. Series B loans have a final maturity date of June 15, 2023. During the year ended December 31, 2019, the Company repaid Series A loans in full and a portion of Series B loans and expensed approximately $2.6 million of debt extinguishment costs.

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

The facility contains operating covenants, including covenants that the borrowers maintain a (i) debt service coverage ratio of at least 1.15:1.00, (ii) that 85% of aircraft financed under the facility (a) are on lease, (b) have been subject to a lease in the previous six months or (c) are subject to a letter of intent for a re-lease or sale (the “utilization test”) and (iii) LTV ratio of (a) 68% through December 14, 2020, (b) 65% from December 15, 2020 through June 14, 2021, (c) 63.5% from June 15, 2021 through December 14, 2021, (d) 62% from December 15, 2021 through June 14, 2022, (e) 60% from June 15, 2022 through December 14, 2022 and (f) 58% thereafter. The utilization test and LTV ratio are based on the average of the half-life adjusted current market value of all financed aircraft as determined by three independent appraisers on a semi-annual basis.

Upon the occurrence of (i) a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, (ii) an event of default that is continuing under the Fly Aladdin Acquisition Facility, or (iii) a default under any mortgage, indenture or instrument under which there is issued, or which secures or evidences, any recourse indebtedness of the Company in an aggregate principal amount exceeding $50.0 million, Fly will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Also, upon the occurrence of a breach, on any payment date, of the LTV ratio and certain other events, all cash collected will be applied to repay the outstanding principal balance of the Series B loans until such breach is cured. The LTV ratio was breached in the third quarter of 2020. As a consequence of entering into deferral agreements with the Company’s lessees, in the fourth quarter of 2020, the debt service coverage ratio was breached for two consecutive quarterly payment dates, requiring the Company to deposit approximately $7.6 million in cash maintenance reserves and security deposits received under the associated leases into pledged accounts.

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

Fly Aladdin Engine Funding Facility

As of December 31, 2020, the Company had $40.6 million principal amount outstanding under a term loan facility (the “Fly Aladdin Engine Funding Facility”), which was secured by seven engines. Fly has guaranteed all payments under this facility. The loans have maturity dates ranging from December 31, 2021 to April 30, 2022.

In October 2018, the Company drew down $43.9 million under the Fly Aladdin Engine Funding Facility and paid up-front fees of approximately $0.4 million.

The interest rates for the borrowings range from 4.94% to 4.96% per annum, per engine. The Company is required to make scheduled monthly payments of principal and interest in accordance with an amortization schedule.

The loans are secured by the engines and related leases and the Company’s equity and beneficial interests in the engine owning entities. The Fly Aladdin Engine Funding Facility contains customary covenants. A violation of any of these covenants could result in a default under the Fly Aladdin Engine Funding Facility.

Other Aircraft Secured Borrowings

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of December 31, 2020, the Company had $543.0 million principal amount outstanding of other aircraft secured borrowings, which were secured by 13 aircraft. Of this amount, $279.1 million was recourse to Fly.

These borrowings are structured as individual loans secured by pledges of the Company’s rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from March 2021 to June 2028.

During the year ended December 31, 2020, the Company paid off one of its other aircraft secured borrowings of $61.0 million and expensed approximately $0.5 million of debt extinguishment costs.

During 2018, the Company entered into a recourse secured borrowing in the amount of $122.5 million to finance an unencumbered aircraft.

Future Minimum Principal Payments on Secured Borrowings

During the year ended December 31, 2020, the Company made scheduled principal payments of $148.8 million on its secured borrowings. The anticipated future minimum principal payments due for its secured borrowings are as follows (dollars in thousands):

Year ending December 31,
2021	$261,296
2022	171,216
2023	396,344
2024	128,776
2025	615,075
Thereafter	96,349
Future minimum principal payments due	$1,669,056

11.	DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on borrowings associated with aircraft with fixed rate rentals. As of December 31, 2020, the Company had $1,081.7 million of floating rate debt associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on either the one-month or three-month LIBOR applied to the notional amounts over the life of the contracts. As of December 31, 2020 and 2019, the Company had interest rate swap contracts with notional amounts aggregating $675.3 million and $804.9 million, respectively. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $46.2 million and $27.9 million as of December 31, 2020 and 2019, respectively.

To mitigate its exposure to foreign currency exchange fluctuations, the Company entered into a cross currency swap contract in 2018 in conjunction with a lease in which a portion of the lease rental is denominated in Euros. Pursuant to such cross currency swap, the Company receives U.S. dollars based on a fixed conversion rate through the maturity date of the swap contract. Over the remaining life of the cross currency swap contract, the Company expects to receive $48.7 million in U.S. dollars. The unrealized fair value gain, reflected as a derivative asset, was $2.1 million and $4.8 million as of December 31, 2020 and 2019, respectively.

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

During the year ended December 31, 2020, the Company recorded $14.1 million of interest expense in the consolidated statements of income (loss) from its interest rate swap contracts. The Company also recognized $0.8 million of rental revenue, included in operating lease revenue in the consolidated statements of income (loss), under its cross currency swap contract during the year ended December 31, 2020.

During the year ended December 31, 2019, the Company recorded $3.1 million of interest expense in the consolidated statements of income (loss) from its interest rate swap contracts. The Company also recognized $1.4 million of rental revenue, included in operating lease revenue in the consolidated statements of income (loss), under its cross currency swap contract during the year ended December 31, 2019.

During the year ended December 31, 2018, the Company recorded $5.9 million of interest expense in the consolidated statements of income (loss) from its interest rate swap contracts. The Company also recognized $0.8 million of rental revenue, included in operating lease revenue in the consolidated statements of income (loss), under its cross currency swap contract during the year ended December 31, 2018.

Designated Derivatives

Certain of the Company’s interest rate derivatives have been designated as cash flow hedges. Changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income (loss), net of deferred tax. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

As of December 31, 2020, the Company had the following designated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Loss Recognized in Accumulated Comprehensive Loss, Net of Deferred Tax
Interest rate swap contracts	22	2/9/23-12/8/25	2.28%-3.13%	$567,894	$(36,480)	$(31,930)
Accrued interest				—	(1,688)	—
Total – designated derivative liabilities	22			$567,894	$(38,168)	$(31,930)

Dedesignated Derivatives

As of December 31, 2020, the Company’s cross currency swap no longer qualified for hedge accounting and was dedesignated due to missed rent payments associated with a variable rate lease. The Company had the following dedesignated derivative instrument classified as derivative assets on its balance sheet as of December 31, 2020 (dollars in thousands):

Type	Quantity	Maturity Date	Contracted Fixed Conversion Rate to U.S. Dollar	Total Contracted USD to be Received	Credit Risk Adjusted Fair Value	Gain Recognized in Accumulated Comprehensive Loss, Net of Deferred Tax
Cross currency swap contract	1	11/26/25	1 Euro to $1.3068	$48,689	$2,076	$3,179
Accrued rent				—	9	—
Total - dedesignated derivative asset	1			$48,689	$2,085	$3,179

At December 31, 2020, the Company had an accumulated other comprehensive gain, net of deferred tax, of $3.2 million, which will be amortized over the remaining term of the cross currency swap contract. During the year ended December 31, 2020, the Company reclassified $0.5 million from accumulated other comprehensive loss, net of deferred tax, to gain on derivatives.

Certain of the Company’s interest rate swap contracts no longer qualify for hedge accounting and have been dedesignated due to debt repayments associated with aircraft sales. As of December 31, 2020, the Company had the following dedesignated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Loss Recognized in Accumulated Comprehensive Loss, Net of Deferred Tax
Interest rate swap contracts	11	6/15/23	2.66%-3.12%	$107,412	$(7,419)	$(5,237)
Accrued interest				—	(582)	—
Total – dedesignated derivative liabilities	11			$107,412	$(8,001)	$(5,237)

At December 31, 2020, the Company had an accumulated other comprehensive loss, net of deferred tax, of $5.4 million, attributable to both dedesignated interest rate swaps and terminated interest rate swaps, and will be amortized over the remaining term of the interest rate swap contracts.

During the year ended December 31, 2019, one interest rate swap contract matured and 16 other interest rate swap contracts were terminated. Also during the year ended December 31, 2019, the Company reclassified $2.4 million of accumulated comprehensive loss, net of deferred tax, to loss on derivatives. At December 31, 2019, the Company had an accumulated other comprehensive loss, net of deferred tax, of $0.4 million, which will be amortized over the remaining term of the interest rate swap contracts. During the year ended December 31, 2019, the Company amortized $0.5 million from accumulated other comprehensive loss, net of deferred tax, to interest expense.

At December 31, 2018, the Company had an accumulated other comprehensive loss, net of deferred tax, of $0.5 million, which will be amortized over the remaining term of the interest rate swap contracts. During the year ended December 31, 2018, the Company amortized $4.1 million from accumulated other comprehensive loss, net of deferred tax, into interest expense.

Fly did not designate as an accounting hedge certain interest rate derivative contracts entered into during the year ended December 31, 2018 to partially lock-in the interest rate on anticipated future borrowings associated with the AirAsia transactions. Changes in the fair value of undesignated derivative instruments were recognized as gain or loss on derivatives in each reporting period. The Company terminated these interest rate swap contracts in 2018 and recognized a total gain on derivatives of $1.8 million.

12.	INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Malta and Cayman Islands that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Historically, most of the Company’s operating income has been trading income in Ireland.

Income tax expense (benefit) by jurisdiction is shown below (dollars in thousands):

	Years ended
	2020	2019	2018
Current tax expense (benefit):
Ireland	$—	$—	$—
Luxembourg	1	55	44
Australia	139	—	(138)
Other	24	23	50
Current tax expense (benefit) — total	164	78	(44)
Deferred tax expense (benefit):
Ireland	(4,296)	21,359	9,865
Australia	—	(910)	105
Deferred tax expense (benefit) — total	(4,296)	20,449	9,970
Total income tax expense (benefit)	$(4,132)	$20,527	$9,926

The Company had no unrecognized tax benefits as of December 31, 2020 and 2019. The principal components of the Company’s net deferred tax asset (liability) were as follows (dollars in thousands):

	December 31, 2020	December 31, 2019
Deferred tax asset:
Net operating loss carry forwards	$148,824	$142,685
Net unrealized losses on derivative instruments	6,200	3,794
Basis difference on acquisition of GAAM Australian assets	—	6,575
Other	636	124
Valuation allowance	(31,739)	(33,929)
Total deferred tax asset	123,921	119,249
Deferred tax liability:
Excess of tax depreciation over book depreciation	(163,534)	(165,343)
Miscellaneous book/tax differences	—	(166)
Total deferred tax liability	(163,534)	(165,509)
Deferred tax liability, net	$(39,613)	$(46,260)

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

At December 31, 2020 and 2019, the Company had a valuation allowance of $31.7 million and $33.9 million, respectively. For the year ended December 31, 2020, the Company recorded a net valuation allowance provision of $4.5 million. For the year ended December 31, 2019, the Company recorded a net valuation allowance reversal of $3.4 million.

For the years ended December 31, 2020, 2019 and 2018, the effective tax rate was 5.8%, 8.3% and 10.4%, respectively. The effective tax rate in any period is impacted by the source and amount of income earned and expenses incurred in different tax jurisdictions and valuation allowances the Company has recorded. The table below is a reconciliation of the Irish statutory corporation tax rate of 12.5% on trading income to the Company’s recorded income tax expense or benefit:

	Years ended
	2020	2019	2018
Irish statutory corporate tax rate on trading income	12.5%	12.5%	12.5%
Valuation allowances	(6.4)%	(1.4)%	(1.4)%
Tax impact of repurchased and resold Notes	—	(0.1)%	0.1%
Foreign tax rate differentials	0.3%	(0.4)%	(2.8)%
True-up of prior year tax provision	0.2%	(0.1)%	—
Non-deductible interest expense, transaction fees and expenses	(0.1)%	0.5%	1.8%
Deductible interest paid in the period	—	(2.7)%	—
Unrealized foreign exchange loss on re-valuation of deferred tax balances	—	—	0.1%
Withholding tax	(0.2)%	—	—
Other	(0.5)%	—	0.1%
Effective tax rate	5.8%	8.3%	10.4%

In 2018, the Company had a deferred tax liability of $2.1 million in connection with unrepatriated earnings from Australia, which the Company reduced by $0.9 million in 2019. In 2019, the Company recorded a benefit of $6.7 million, which it utilized as group relief to offset taxable income.

Under Irish tax legislation, Irish Revenue (“Revenue”) is entitled to make enquiries and/or raise an assessment of any corporation tax return submitted up to a period of four years from the end of the year in which the return is submitted. As such, Revenue is entitled to make enquiries and/or raise an assessment in respect of the corporation tax returns submitted by the Company’s Irish subsidiaries for each of the years ended December 31, 2016 to 2020.

Revenue is conducting a VAT audit for the period March 1, 2017 to June 30, 2018. Fly has not recorded any uncertain tax position liability or loss contingency related to this matter based on its position that Fly is able to reclaim any VAT that it is required to pay.

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

13.	OTHER LIABILITIES

The following table describes the principal components of the Company’s other liabilities (dollars in thousands):

	December 31, 2020	December 31, 2019
Current tax payable	$43	$308
Lease discount	24,233	24,965
Lease incentive obligation	7,264	15,634
Deferred rent	21,271	15,715
Refundable deposits	6,185	3,210
Other	11,900	16,929
Total other liabilities	$70,896	$76,761

14.	SHARE-BASED COMPENSATION

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

SARs entitle the holder to receive any increase in value between the grant date price of Fly’s ADSs and their value on the exercise date. RSUs entitle the holder to receive a number of Fly’s ADSs equal to the number of RSUs awarded upon vesting. All awards are fully vested. The granted SARs expire on the tenth anniversary of the grant date. The Company satisfies SAR exercises with newly issued ADSs.

The holder of a SAR is also entitled to dividend equivalent rights (“Dividend Equivalent”) on each SAR. For each Dividend Equivalent, the holder shall have the non-forfeitable right to receive a cash amount equal to the per share dividend paid by the Company during the period between the grant date and the earlier of the (i) award exercise or vesting date, (ii) termination date or (iii) expiration date. Dividend Equivalents expire at the same time and in the same proportion that the SARs are exercised, cancelled, forfeited or expired.

Grant Activity

A summary of the Company’s SAR activity for the years ended December 31, 2020, 2019 and 2018 are presented as follows:

	Number of shares	Weighted average exercised price	Weighted average remaining contractual life (in years)
Outstanding and vested at January 1, 2018	796,980	$12.74	3.1
SARs exercised	—	—
Outstanding at December 31, 2018	796,980	$12.74	2.1
SARs exercised	782,955	12.73
Outstanding at December 31, 2019	14,025	$12.95	1.6
SARs exercised	—	—
Outstanding and exercisable at December 31, 2020	14,025	12.95	0.6

15.	SHAREHOLDERS’ EQUITY

Share Repurchases

In August 2019, the Company’s board of directors approved a $50.0 million share repurchase program. Under this program, the Company was able to make share repurchases from time to time in the open market or in privately negotiated transactions.

The Company suspended share repurchases in March 2020, and the program expired in September 2020. During the year ended December 31, 2020, the Company repurchased 417,341 shares at an average price of $15.57 per share, or $6.5 million, before commissions and fees. During the year ended December 31, 2019, the Company repurchased 2,010,437 shares at an average price of $16.29 per share, or $32.8 million, before commissions and fees. During the year ended December 31, 2018, the Company did not repurchase any shares.

Dividends

No dividends were declared or paid during the years ended December 31, 2020, 2019 or 2018.

Share Issuances

No shares were issued during the year ended December 31, 2020 and 2018. During the year ended December 31, 2019, the Company issued 258,828 shares in connection with SARs that were exercised.

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

16.	EARNINGS (LOSS) PER SHARE

The following table sets forth the calculation of basic and diluted earnings (loss) per common share using the two-class method, in which dividends attributable to SARs, if any, are deducted from net income (loss) in determining net income (loss) attributable to common shareholders (dollars in thousands, except per share data):

	Years ended
	2020	2019	2018
Numerator
Net income (loss) attributable to common shareholders	$(67,425)	$225,877	$85,723
Denominator
Weighted average shares outstanding-Basic	30,551,873	31,607,781	29,744,083
Dilutive common equivalent shares:
SARs	—	107,688	39,821
Weighted average shares outstanding-Diluted	30,551,873	31,715,469	29,783,904
Earnings (loss) per share:
Basic
Distributed earnings	$—	$—	$—
Undistributed income (loss)	$(2.21)	$7.15	$2.88
Basic earnings (loss) per share	$(2.21)	$7.15	$2.88
Diluted
Distributed earnings	$—	$—	$—
Undistributed income (loss)	$(2.21)	$7.12	$2.88
Diluted earnings (loss) per share	$(2.21)	$7.12	$2.88

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

In 2016, the Company entered into agreements with third-party lessors to guarantee the residual value of three aircraft subject to twelve-year leases (“RVGs”) and received residual value guarantee fees totaling $6.6 million, which are being amortized over a twelve-year period. The third-party lessors may exercise their rights under the RVGs by issuing a notice eleven months prior to the respective lease maturity requiring the Company to purchase the aircraft on such date. The RVGs will terminate if not exercised accordingly. For each of the years ended December 31, 2020, 2019 and 2018, the Company recognized income of $0.6 million. At December 31, 2020, no liability was recorded for these RVGs.

On February 28, 2018, the Company agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia Group Berhad (“AirAsia”) and its affiliated airlines (the “AirAsia Group”) as the aircraft deliver from the manufacturer (“Portfolio B”). The first of these aircraft delivered in the fourth quarter of 2019. The Company also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease (“Portfolio C”). The Company did not exercise our options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, the Company exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. The Portfolio C aircraft slated for delivery in 2020 were not delivered, and the Company does not expect the Portfolio C aircraft slated for delivery in 2021 to deliver in the next 12 months. Assuming the eight options exercised but not delivered are re-exercised at a future date, the Company has options remaining to purchase up to 17 Portfolio C aircraft delivering between 2021 and 2025. Due to the impact of COVID-19, the Company expects that the delivery of the Portfolio B and Portfolio C aircraft will be delayed substantially, and that no aircraft will deliver under either of these agreements in the next 12 months.

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

18.	RELATED PARTY TRANSACTIONS

Pursuant to the servicing agreements that governed the aircraft financed by the Securitization Notes and the Fly Acquisition III Facility, BBAM was entitled to receive (i) a rent fee equal to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month and (ii) a sales fee of 1.5% of the aggregate gross proceeds in respect of any aircraft sold. BBAM was also entitled to (i) an administrative agency fee of $20,000 per month, subject to an annual CPI adjustment, in connection with the Securitization Notes and (ii) an administrative fee of $10,000 per month under the Fly Acquisition III Facility. With the redemption of the Securitization Notes in March 2019 and the repayment of the Fly Acquisition III Facility in October 2019, the servicing agreements with BBAM were terminated.

BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per aircraft per month. Under the 2012 Term Loan, the 2020 Term Loan, the Magellan Acquisition Limited Facility and the Fly Aladdin Acquisition Facility, BBAM is also entitled to an administrative fee of $10,000 per month. Under the Fly Aladdin Engine Funding Facility, BBAM is entitled to receive a servicing fee equal to 3.5% of monthly rents actually collected and an administrative fee equal to $1,000 per month.

For the years ended December 31, 2020, 2019 and 2018, BBAM received servicing and administrative fees totaling $11.5 million, $15.4 million and $15.8 million, respectively.

BBAM also is entitled to receive an acquisition fee of 1.5% of the gross acquisition cost for any aviation asset purchased by the Company, and a disposition fee of 1.5% of the gross proceeds for any aviation asset sold by the Company. During the years ended December 31, 2020, 2019 and 2018, the Company incurred $1.1 million, $5.0 million and $16.1 million of acquisition fees, respectively, payable to BBAM. During the years ended December 31, 2020, 2019 and 2018, the Company incurred disposition fees of $3.4 million, $15.4 million and $3.1 million, respectively, payable to BBAM.

In addition, Fly pays an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee is also subject to an annual CPI adjustment applicable to the prior calendar year. For the years ended December 31, 2020, 2019 and 2018, the Company incurred Management Expenses of $7.8 million, $9.6 million and $7.3 million, respectively.

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

The Company’s minimum long-term contractual obligations with BBAM LP as of December 31, 2020, excluding rent fees, consisted of the following (dollars in thousands):

	2021	2022	2023	2024	2025	Thereafter	Total
Fixed administrative services fee due under the 2012 Term Loan(1)	$388	$301	$233	$206	$156	$180	$1,464
Fixed administrative services fee due under the 2020 Term Loan(1)	250	240	228	211	155	101	1,185
Fixed administrative services fee due under the Magellan Acquisition Limited Facility(1)	228	227	216	216	208	208	1,303
Fixed administrative services fee due under Fly Aladdin Acquisition Facility(1)	278	254	140	81	31	61	845
Fixed administrative services fee due under Fly Aladdin Engine Funding Facility(1)	12	12	10	—	—	—	34
Fixed administrative agency fee payments due by other subsidiaries(1)	188	156	128	108	101	196	877
Fixed payments for Management Expenses(2) (3)	6,889	6,889	6,889	6,889	6,889	31,004	65,449
Total	$8,233	$8,079	$7,844	$7,711	$7,540	$31,750	$71,157

(1)	Assumes number of aircraft and engines at December 31, 2020 remain constant in future periods.
(2)	Assumes Consumer Price Index (“CPI”) rates in effect as of December 31, 2020 remain constant in future periods.
(3)	Assumes automatic extension for one additional term of five years to June 30, 2030. Also assumes net book values of aircraft and engines at December 31, 2020 remains constant in future periods.

19.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring and non-recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

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

Where available, the fair value of the Company’s investment in equity certificates, notes payable and debt facilities is based on observable market prices or parameters or derived from such prices or parameters (Level 2). For the year ended December 31, 2020, the Company recognized an unrealized fair value loss of $13.0 million on its investment in equity certificates to write down the equity certificates to estimated fair value.

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

The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of its credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility (Level 2).

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Portfolio B orderbook value and flight equipment held for operating lease, net (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment and use Level 3 inputs which include assumptions of future projected lease rates, re-leasing costs, estimated down time and estimated residual or scrap values of the aircraft on its eventual disposition. The Company will record an impairment charge if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. The impairment charge is equal to the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of the expected future cash flows, discounted at an appropriate rate. The Company recorded an impairment charge of $115.0 million during the year ended December 31, 2020. The Company did not record any impairment during the years ended December 31, 2019 and 2018.

The carrying amounts and fair values of certain of the Company’s debt instruments are as follows (dollars in thousands):

	As of December 31, 2020		As of December 31, 2019
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
2012 Term Loan	$362,960	$342,997	$385,364	$385,364
2020 Term Loan	180,000	177,750	—	—
Magellan Acquisition Limited Facility	252,143	244,579	278,684	278,684
Fly Aladdin Acquisition Facility	229,644	192,407	272,343	272,343
2021 Notes	—	—	325,000	331,207
2024 Notes	300,000	286,500	300,000	314,070

The Company’s principal amount outstanding on its remaining debt instruments approximates fair value at December 31, 2020 and 2019.

As of December 31, 2020 and 2019, the categorized assets and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows (dollars in thousands):

	Level 1	Level 2	Level 3	Total
December 31, 2020:
Derivative assets	—	$2,085	—	$2,085
Derivative liabilities	—	46,169	—	46,169
Investment in equity certificates	—	3,023	—	3,023
December 31, 2019:
Derivative assets	—	$4,824	—	$4,824
Derivative liabilities	—	27,943	—	27,943
Investment in equity certificates	—	16,048	—	16,048

20.	UNAUDITED QUARTERLY CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited quarterly financial information for each of the quarters in the years ended December 31, 2020 and 2019 is presented below (dollars in thousands, except per share data):

	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Total revenues	$121,555	$79,962	$60,084	$72,754
Net income (loss)	$38,072	$9,606	$(8,067)	$(107,036)
Earnings (loss) per share — Basic	$1.24	$0.32	$(0.26)	$(3.51)
Earnings (loss) per share — Diluted	$1.24	$0.32	$(0.26)	$(3.51)

	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Total revenues	$134,703	$147,033	$139,034	$154,254
Net income	$44,965	$54,050	$51,704	$75,158
Earnings per share — Basic	$1.38	$1.69	$1.67	$2.43
Earnings per share — Diluted	$1.38	$1.68	$1.67	$2.43

Schedule I — Condensed financial information of parent

Fly Leasing Limited
Condensed Balance Sheets

AS OF DECEMBER 31, 2020 AND 2019
(Dollars in thousands)

	December 31,
	2020	2019
Assets
Cash and cash equivalents	$75,877	$229,431
Notes receivable from subsidiaries	519,658	440,801
Investments in subsidiaries	1,040,079	1,197,465
Deferred tax asset, net	—	145
Other assets, net	5,656	19,553
Total assets	$1,641,270	$1,887,395
Liabilities
Payable to related parties	$647	$823
Payable to subsidiaries, net	544,749	256,473
Unsecured borrowings, net	296,876	734,053
Accrued and other liabilities	10,002	17,769
Total liabilities	852,274	1,009,118
Shareholders’ equity	788,996	878,277
Total liabilities and shareholders’ equity	$1,641,270	$1,887,395

These condensed financial statements should be read in conjunction with the notes to consolidated financial statements.

Fly Leasing Limited
Condensed Statements of Income (Loss)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(Dollars in thousands, except per share data)

	Years ended
	2020	2019	2018
Revenues
Equity earnings (loss) from subsidiaries	$(67,122)	$219,720	$90,175
Intercompany management fee income	14,042	16,452	16,844
Intercompany interest income	48,847	33,290	25,740
Interest and other income	1,727	8,783	1,018
Total revenues	(2,506)	278,245	133,777
Expense
Interest expense	36,431	38,211	38,211
Selling, general and administrative	14,105	14,102	12,314
Gain on derivatives	—	—	(1,798)
Fair value loss on marketable securities	13,025	—	—
Loss on modification and extinguishment of debt	1,013	—	—
Total expenses	64,574	52,313	48,727
Net income (loss) before provision (benefit) for income taxes	(67,080)	225,932	85,050
Provision (benefit) for income taxes	345	55	(673)
Net income (loss)	$(67,425)	$225,877	$85,723
Weighted average number of shares:
Basic	30,551,873	31,607,781	29,744,083
Diluted	30,551,873	31,715,469	29,783,904
Earnings (loss) per share:
Basic	$(2.21)	$7.15	$2.88
Diluted	$(2.21)	$7.12	$2.88

These condensed financial statements should be read in conjunction with the notes to consolidated financial statements.

Schedule I — Condensed financial information of parent

Fly Leasing Limited
Condensed Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(Dollars in thousands)

	Years ended
	2020	2019	2018
Cash Flows from Operating Activities
Net income (loss)	$(67,425)	$225,877	$85,723
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities:
Equity earnings (loss) from subsidiaries	67,122	(219,720)	(90,175)
Deferred income taxes	145	(3,793)	(673)
Fair value loss on marketable securities	13,025	—	—
Amortization of debt discount and other	1,666	1,742	1,742
Loss on modification and extinguishment of debt	1,013	—	—
Other	28	10	2,185
Changes in operating assets and liabilities:
Payable to subsidiaries	242,991	240,470	(104,303)
Other assets	172	(2,305)	(709)
Payable to related parties	(176)	94	506
Accrued and other liabilities	(7,716)	3,605	(477)
Net cash flows provided by (used in) operating activities	250,845	245,980	(106,181)
Cash Flows from Investing Activities
Capital contributions to subsidiaries	(14,587)	(46,601)	(8,986)
Distributions received from subsidiaries	353	—	25,792
Advances of notes receivable to subsidiaries	(189,761)	(271,084)	(265,311)
Repayment of notes receivable from subsidiaries	110,903	297,013	223,925
Purchase of marketable securities	—	(10,481)	(5,747)
Advances to subsidiaries, net	(1,344)	—	—
Other	625	4,242	3,103
Net cash flows used in investing activities	(93,811)	(26,911)	(27,224)
Cash Flows from Financing Activities
Advances from subsidiaries, net	21,139	—	—
Repayment of unsecured borrowings	(325,000)	—	—
Debt modification and extinguishment costs	(210)	—	—
Shares issued	—	—	19,624
Shares repurchased	(6,517)	(32,871)	—
Net cash flows (used in) provided by financing activities	(310,588)	(32,871)	19,624
Net (decrease) increase in cash and cash equivalents	(153,554)	186,198	(113,781)
Cash and cash equivalents at beginning of year	229,431	43,233	157,014
Cash and cash equivalents at end of year	$75,877	$229,431	$43,233
Supplemental Disclosure:
Cash paid during the year for:
Interest	$39,139	$36,469	$36,425
Taxes	—	—	—

Noncash Activities:
Noncash investing activities:
Capital contribution to subsidiaries	52,112	142,246	7
Distributions from subsidiaries	80,671	213,312	3,386
Intercompany sale of subsidiaries	60,598	—	39,605

These condensed financial statements should be read in conjunction with the notes to consolidated financial statements.

ITEM 19.          EXHIBITS
We have filed the following documents as exhibits to this Annual Report.

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association (1)

1.2	Amended and Restated Bye-Laws of Fly Leasing Ltd. (2)

2.1	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited. (1)

2.2	Description of Securities Registered under Section 12 of the Exchange Act. (24)

4.1	Form of Director Service Agreement between Babcock & Brown Air Limited and each director thereof. (1)

4.2	Fly Leasing Limited Omnibus Incentive Plan. (3)

4.3	Form of Stock Appreciation Right Award Agreement. (3)

4.4	Form of Loan Agreement among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. (4)

4.5	Amended and Restated Fly Leasing Limited Management Agreement dated as of December 28, 2012, between Fly Leasing Limited and Fly Leasing Management Co. Limited. (7)

4.6	Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, National Association. (6)

4.7	First Supplemental Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, Nation Association. (6)

4.8	Second Supplemental Indenture dated as of October 3, 2014, between Fly Leasing Limited and Wells Fargo Bank, National Association. (8)

4.9	First Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated June 19, 2015, between Fly Leasing Limited and Fly Leasing Management Co. Limited. (10)

4.10	Second Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated July 27, 2016, between Fly Leasing Limited and Fly Leasing Management Co. Limited. (12)

4.11	Third Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of February 1, 2017, between Fly Leasing Limited and Fly Leasing Management Co. Limited. (13)

4.12	Third Supplemental Indenture dated as of October 16, 2017, between Fly Leasing Limited and Wells Fargo Bank, National Association. (15)

4.13	Servicing Agreement dated as of December 8, 2017, among BBAM US LP, BBAM Aviation Services Limited and Magellan Acquisition Limited. (17)

4.14	Guaranty [Fly 2017A Term Loan] dated December 8, 2017 by Fly Leasing Limited. (17)

4.15	Share Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited, Fly Leasing Limited and AirAsia Berhad. (18)

4.16	Aircraft Sale and Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad. (18)

Exhibit Number	Description of Exhibit

4.17
Aircraft Sale and Purchase Option Agreement, dated April 26, 2018, but having effect between the parties as of February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad. (18)

4.18
Amended and Restated Purchase Commitment Letter (Portfolio C Aircraft and Portfolio D Aircraft), dated May 3, 2018, but having effect between the parties as of February 28, 2018, between Fly Leasing Limited and Nomura Babcock & Brown Co., Ltd. (18)

4.19
Amended and Restated Delivery Side Letter (Portfolio C and Portfolio D), dated May 3, 2018, but having effect between the parties as of February 28, 2018, between Fly Leasing Limited and Incline B Aviation Limited Partnership. (18)

4.20	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Meridian Aviation Partners Limited. (19)

4.21	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Summit Aviation Holdings LLC. (19)

4.22	Registration Rights Agreement, dated July 13, 2018, among Fly Leasing Limited and shareholders named therein. (19)

4.23	Subscription Agreement, dated July 18, 2018, among Fly Leasing Limited, AirAsia Group Berhad and AirAsia Berhad. (19)

4.24	Registration Rights Agreement, dated July 18, 2018, between Fly Leasing Limited and AirAsia Group Berhad. (19)

4.25	Fly SPA Amendment Agreement (No. 1) dated July 11, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad. (19)

4.26	Fly SPA Amendment Agreement (No. 2) dated July 18, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad. (19)

4.27
Servicing Agreement dated June 15, 2018, among BBAM Aviation Services Limited, BBAM US LP, Fly Aladdin Funding Limited, Fly Aladdin MaltaCo Limited and each Borrower Group Company that becomes a party thereto. (19)

4.28	Purchase Agreement dated November 30, 2018 among the sellers identified therein, Horizon Aircraft Finance I Limited, Horizon Aircraft Finance I LLC and the other purchasers identified therein. (20)

4.29	Purchase Agreement dated July 2, 2019 among the sellers identified therein, Horizon Aircraft Finance II Limited, Horizon Aircraft Finance II LLC and the other purchasers identified therein. (21)

4.30	Purchase Agreement dated October 31, 2019 among the sellers identified therein, Horizon Aircraft Finance III Limited, Horizon Aircraft Finance III LLC and the other purchasers identified therein. (22)

4.31
Aircraft Mortgage and Security Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, The Initial Intermediate Lessees, The Initial Lessor Subsidiaries, The Additional Grantors Referred to Therein and Wells Fargo Bank Northwest, National Association. (5)

Exhibit Number	Description of Exhibit

4.32
Amended and Restated Term Loan Credit Agreement dated as of November 21, 2013 among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, each other Guarantor Party referred to therein, the Lenders identified therein, Citibank, N.A., and Well Fargo Bank Northwest, National Association. (9)

4.33
Amendment to Credit Agreement, dated as of April 22, 2015, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (10)

4.34
Second Amendment to Credit Agreement, dated as of October 19, 2016, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (11)

4.35
Third Amendment to Credit Agreement, dated as of April 28, 2017, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (14)

4.36
Fourth Amendment to Credit Agreement, dated as of November 1, 2017, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (16)

4.37
Facility Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (17)

4.38
Note Purchase Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Purchasers party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (17)

4.38
Credit Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Banks party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee. (17)

4.40	Security Agreement [FLY 2017A Term Loan], dated as of December 8, 2017 among Magellan Acquisition Limited, the Grantors thereto, and Wells Fargo Bank, National Association, as Security Trustee. (17)

4.41
Senior Secured Credit Agreement dated June 15, 2018, among Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta, the lenders party thereto, Wilmington Trust (London) Limited, as Security Trustee and BNP Paribas, as Administrative Agent. (19)

4.42	Borrower Parent Security Agreement dated June 15, 2018, between Fly Aladdin Holdings Limited, as Grantor and Wilmington Trust (London) Limited, as Security Trustee. (19)

4.43
Co-Borrower Security Agreement dated June 15, 2018, between Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta and Wilmington Trust (London) Limited, as Security Trustee. (19)

4.44	Deed of Limited Guaranty dated June 15, 2018, by Fly Leasing Limited. (19)

4.45	Form of Loan Amendment Letter Agreement (2018) among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. (20)

Exhibit Number	Description of Exhibit

4.46
Amendment to Senior Secured Credit Agreement dated July 19, 2018, among Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta, the lenders, Wilmington Trust (London) Limited, as Security Trustee and BNP Paribas, as Administrative Agent. (19)

4.47
Fifth Amendment to Credit Agreement dated as of November 22, 2019, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Trust Company, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent. (23)

4.48	Form of Loan Amendment Letter Agreement (2019) among Hobart Aviation Holdings Limited, Norddeutsche Landesbank Girozentrale and each borrower thereof. (24)

4.49
Aircraft Mortgage and Security Agreement dated as of October 15, 2020 among Fly Willow Funding Limited, Fly Leasing Limited, Fly Willow Aircraft Holdings DAC, the additional grantors referred to therein, and Bank of Utah as Collateral Agent. (25)

4.50
Term Loan Credit Agreement dated as of October 15, 2020 among Fly Willow Funding Limited, as Borrower, Fly Leasing Limited, as a Guarantor Party, Fly Willow Aircraft Holdings DAC, as a Guarantor Party, each other guarantor party referred to therein, the lenders identified therein, Royal Bank of Canada, as Administrative Agent and Bank of Utah, as Collateral Agent.(25)

4.51	Servicing Agreement dated as of October 15, 2020 among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited. (25)

4.52	Form of Servicing Agreement among BBAM US LP, BBAM Aviation Services Limited and each company thereof. (25)

8.1	Subsidiaries of Fly Leasing Limited

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Deloitte & Touche LLP.

101
The following materials from the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted as Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2020 and 2019, (ii) Consolidated Statements of Income (Loss) for the years ended December 31, 2020, 2019 and 2018, (iii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2020, 2019 and 2018, (iv) Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2018, 2019 and 2020, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018, and (vi) Notes to Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted in iXBRL and included in Exhibit 101).

(1)	Previously filed with the Registration Statement on Form F-1, File No. 333-145994.

(2)	Previously filed as an exhibit on Form 6-K dated June 30, 2010.

(3)	Previously filed as an exhibit on Form 6-K dated May 7, 2010.

(4)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2011.

(5)	Previously filed as an exhibit on Form 6-K dated November 13, 2012.

(6)	Previously filed as an exhibit on Form 6-K dated December 11, 2013.

(7)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2012.

(8)	Previously filed as an exhibit on Form 6-K dated October 3, 2014.

(9)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2013.

(10)	Previously filed as an exhibit on Form 6-K dated August 5, 2015.

(11)	Previously filed as an exhibit on Form 6-K dated October 20, 2016.

(12)	Previously filed as an exhibit on Form 6-K dated November 17, 2016.

(13)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2016.

(14)	Previously filed as an exhibit on Form 6-K dated May 1, 2017.

(15)	Previously filed as an exhibit on Form 6-K dated October 16, 2017.

(16)	Previously filed as an exhibit on Form 6-K dated November 1, 2017.

(17)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2017.

(18)	Previously filed as an exhibit on Form 6-K dated May 8, 2018.

(19)	Previously filed as an exhibit on Form 6-K dated August 24, 2018.

(20)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2018.

(21)	Previously filed as an exhibit on Form 6-K dated August 23, 2019.

(22)	Previously filed as an exhibit on Form 6-K dated November 12, 2019.

(23)	Previously filed as an exhibit on Form 6-K dated November 25, 2019.

(24)	Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2019.

(25)	Previously filed as an exhibit on Form 6-K dated November 13, 2020.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Fly Leasing Limited

By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

Dated: March 1, 2021